

03045708

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hylsamex, S.A. de C.V.

*CURRENT ADDRESS Munich 101
San Nicolás de los Garza, N.L. C.P. 66452
MEXICO

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 20 2004
THOMSON FINANCIAL

FILE NO. 82- 4252 FISCAL YEAR 12/31/01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 4/15/04

Hylsamex, S.A. de C.V.
File No. 82-4252

HYLSAMEX

Avenida Munich #101, San Nicolás de los Garza, N.L. 66452, México

Informe Anual que se presenta de acuerdo con las disposiciones de carácter general aplicables a las Emisoras de valores y a otros participantes del mercado correspondiente al ejercicio fiscal terminado el 31 de diciembre de 2002.

Hylsamex S.A. de C.V. y Subsidiarias

El capital social común suscrito y pagado al 31 de diciembre de 2002 está compuesto por:

506,340,463 Acciones Comunes Serie "B", que cotizan en la Bolsa Mexicana de Valores, S.A. de C.V. bajo la Clave "HYLSAMXB", inscritas en la sección de Valores del Registro Nacional de Valores e Intermediarios.

Hylsamex Annual Report to the Mexican Stock Exchange (Circular 11-33), Fiscal Year 2002

"La inscripción en el Registro Nacional de Valores e Intermediarias no implica ce[...] [...]vencia del emisor."

Índice

Capítulo 1. Información General. ... 3

1.1. Glosario de Términos y Definiciones ... 4
1.2. Resumen Ejecutivo ... 7
1.3. Factores de Riesgo ... 9
1.4. Otros Valores Inscritos en el RNVI ... 21
1.5. Cambios Significativos a los Derechos de Valores Inscritos en el Registro ... 22
1.6. Destino de los Fondos ... 23
1.7. Documentos de Carácter Público ... 24

Capítulo 2. La Compañía ... 25

2.1. Historia y Desarrollo ... 26
2.2. Descripción de los Principales Negocios ... 34
2.3. Asociaciones Estratégicas ... 50

Capítulo 3. Información Financiera ... 51

3.1. Información Financiera Seleccionada ... 52
3.2. Información Financiera por línea de negocio, zona geográfica y ventas de exportación ... 55
3.3. Informe de Créditos Relevantes ... 56
3.4. Comentarios y Análisis de la Administración sobre los Resultados de la Operación y Situación Financiera ... 58
3.5. Estimaciones Contables Críticas ... 95

Capítulo 4. Administración ... 98

4.1. Auditores Externos ... 99
4.2. Operaciones con Personas Relacionadas y Conflicto de Intereses ... 100
4.3. Administradores y Accionistas ... 101
4.4. Estatutos Sociales y Otros Convenios ... 105

Capítulo 5. Mercado Accionario ... 106

5.1. Estructura Accionaria ... 107
5.2. Comportamiento de la Acción en el Mercado de Valores ... 108

Capítulo 6. Personas Responsables ... 109

Capítulo 7. Estados Financieros Auditados ... 113

HYLSAMEX

Capítulo 1
Información General

1.1. Glosario de Términos y Definiciones

A lo largo del presente documento se utilizan nombres particulares y términos técnicos. Para facilitar su entendimiento, a continuación se presenta un glosario de los más importantes.

Acero alto carbón: Acero con un contenido de más de 0.3% de carbón. Mientras más carbón se disuelva en el mineral de hierro, el acero se vuelve menos maleable y más duro.

Acero bajo carbón: El acero con un contenido de menos de 0.12% de carbono es más maleable. El exceso de carbón se remueve del acero líquido a través de un proceso de desgasificación al vacío.

Aceros microaleados: Aceros con aleaciones especiales como cromo, níquel, vanadio, molibdeno, boro, etc. Generalmente se añaden en pequeñas cantidades con el propósito de dar al acero propiedades específicas de resistencia a la tensión y/o facilitar su tratamiento técnico posterior.

Acero recubierto: Producto de acero recubierto de zinc, pintura u otro tipo de material para proteger su superficie contra la corrosión, o para propósitos decorativos.

Alambrón: Producto de acero no-plano semielaborado que se lamina a partir de billet, y se reprocesa por estirado y forjado para la producción de alambres, clavos, y otros productos similares. Las presentaciones incluyen bajo carbón, alto carbón y con microaleantes que se utiliza, entre otras aplicaciones, en los sectores de la construcción, industrial y automotriz.

Alfa: Significa ALFA, S.A. de C.V., la compañía tenedora de Hylsamex, S.A. de C.V. y Subsidiarias.

Amazonia: Compañía tenedora del 70% de las acciones de Siderúrgica del Orinoco, C.A. (Sidor), al 31 de diciembre de 2002. A la misma fecha, Hylsamex poseía el 36.55% de las acciones de Amazonia.

Arrabio: Hierro de primera fusión producido en alto horno que contiene grandes cantidades de carbono (más de 1.5%). Materia prima utilizada en la fabricación de acero.

Billet o Palanquilla: Producto de acero semiterminado utilizado para rolar productos largos como la varilla, el alambrón, las barras y los productos estructurales. El billet se diferencia del planchón por sus dimensiones exteriores y por su sección, que generalmente es cuadrada; el billet mide entre dos y siete pulgadas de arista, y el planchón, de sección rectangular, entre 30-80 pulgadas de ancho y 2-10 pulgadas de espesor.

Briquetas: Piezas de mineral de hierro ya reducido y comprimido en forma de almohadillas que sirven como materia prima para la producción de acero. Debido a que las partículas no peletizadas de hierro reducido pueden sufrir combustión espontánea durante su transportación, es preferible utilizar briquetas cuando el material metálico tenga que ser transportado o inventariado.

Canacero: Cámara Nacional de la Industria del Hierro y del Acero

Capacidad Instalada: La habilidad normal para producir acero en un período de tiempo determinado. Esta medida incluye requerimientos por mantenimiento.

Colada Continua: Método de vaciado del acero directamente del horno a un molde determinado, ya sea de planchón o billet. El acero del horno eléctrico se vacía en las ollas que se colocan sobre un distribuidor, el cual, a su vez, se encuentra localizado encima de la colada continua. Mientras que el

acero se vacía desde el distribuidor a un molde, se solidifica formando un listón de acero caliente. Al final de la colada continua, una máquina guillotina corta el flujo continuo formando billets o planchones.

Decapado: Proceso en que el rollo de acero se limpia de la oxidación, impurezas y aceite para utilizarse en procesos posteriores. A través de un proceso continuo, el rollo se desenrolla y se pasa por un baño de ácido clorhídrico para remover la oxidación. Después, la lámina se enjuaga y se seca.

Dumping: Práctica de comercio desleal sancionada por leyes mexicanas y la Organización Mundial del Comercio, que consiste en vender un producto en el mercado de exportación a un precio menor al de su mercado doméstico.

Horno de Arco Eléctrico: Horno para la producción de acero que utiliza chatarra o hierro de reducción directa como materia prima. El calor se suministra a través de ánodos y cátodos que forman un arco de electricidad que funde la carga metálica. Los hornos pueden ser de corriente directa (CD) o de corriente alterna (CA).

Horno Olla: Proceso intermedio en la producción de acero en el que se refinan los componentes químicos y la temperatura del acero líquido dentro de la olla en la que se descargó del horno eléctrico. Después de este proceso, el acero líquido queda listo para colarse.

HRD (Hierro de Reducción Directa): Mineral de hierro procesado que es suficientemente puro como para ser utilizado como sustituto de chatarra en los hornos eléctricos. Para remover el oxígeno del mineral, se utiliza un proceso químico de reducción de los óxidos de hierro con el gas natural como agente reductor. Hylsa ha patentado su versión de este proceso bajo el nombre de HYL®. El producto terminado de este proceso se conoce como hierro prerreducido o fierro esponja.

Hylsamex, o la Compañía: Significa Hylsamex, S.A. de C.V., tanto la empresa como un todo (consolidada), como la compañía tenedora en lo particular.

HYTEMP: Sistema neumático desarrollado por HYL®, unidad tecnológica de Hylsamex, mediante el cual se transporta el fierro esponja caliente a la acería para ser alimentado directamente a los hornos eléctricos para fabricar acero líquido, con importantes ahorros en consumo de energía.

Lámina Rolada en Caliente: Rollo de acero laminado en un molino caliente. Se puede vender en esta forma o se puede procesar aún más en otros productos terminados.

Lámina Rolada en Frío: Lámina de acero que, después de rolarse en caliente, ha pasado por el proceso de decapado y por los molinos de reducción en frío. La lámina rolada en frío tiene un calibre considerablemente menor a la lámina caliente, por lo que se trata de un producto de mayor valor agregado.

Lingote: Producto de acero semi-terminado. El acero líquido se vacía en moldes o lingoteras en donde se solidifica. Una vez que el acero se enfría, se quita el molde y el lingote se recalienta para posteriormente pasar por los molinos calientes.

Mineral de Hierro: Mineral que contiene suficiente hierro como para utilizarse en la producción de acero. El hierro no se encuentra en forma libre, sino que está atrapado en la corteza de la Tierra en forma de óxido de hierro.

Minimill: Se define como una planta de acero que parte de chatarra y otras materias primas para producir productos básicos. Aunque el minimill y las plantas de acero integradas siguen el mismo

proceso después de la sección de colada continua, difieren con respecto a su tamaño, que siendo menor es más eficiente en cuanto a sus relaciones laborales, mercados de productos y estilo de administración e inversión por tonelada de capacidad.

MMBtu: Unidad inglesa para medir el poder calorífico de una sustancia (*v. gr.* gas natural).

Molino Caliente: Molino reductor consistente en varios castillos que convierte el planchón en rollos de acero. Este molino utiliza rodillos horizontales de cada vez menor distancia entre sí para presionar el planchón para producir los rollos de acero.

Panel Aislado: Producto consistente en láminas de acero galvanizado-pintadas con una inyección de poliuretano que se utiliza en la industria de la construcción.

Pélets: Partículas de mineral de hierro condensadas en pequeñas esferas en un tambor peletizador y endurecidas por medio de calor.

Planchón: Producto semi-terminado de acero plano que se lamina en un molino caliente para la obtención de lámina rolada en caliente. Los planchones tradicionales miden entre 30-80 pulgadas de ancho (y un promedio de 20 pies de largo), mientras que el producto de las coladas continuas de planchón delgado tienen 2 pulgadas de espesor.

Productos Largos: Clasificación de productos de acero que incluye varillas, barras, alambrones y productos estructurales.

Recocido: Tratamiento térmico en el que un rollo de acero rolado en frío se hace más maleable. La hoja de acero se calienta a una temperatura designada durante un período de tiempo suficiente, y después se enfría.

Sidor: Siderúrgica del Orinoco, C.V., una compañía productora de acero plano y no plano localizada en Venezuela y de la cual Hylsamex tiene una participación a través de la holding Amazonia.

Términos Reales: Cifras en pesos de un mismo poder adquisitivo.

TPA: Toneladas por año.

Tubería de Línea: Tubería utilizada para la conducción de petróleo, gas natural y otros fluidos.

Varilla: Producto de acero largo rolado a partir de billets, utilizado en la industria de la construcción. La varilla se utiliza para reforzar carreteras, puentes y edificios.

1.2. Resumen Ejecutivo

Introducción

Hylsamex es una empresa mexicana responsable de todos los negocios siderúrgicos de Grupo Alfa. La Compañía está integrada por dos subsidiarias principales Hylsa, S.A. de C.V. y Galvak, S.A. de C.V. En la última década, Hylsamex se ha convertido en una empresa de clase mundial, con el objetivo de ser el proveedor preferido en México y el productor de mayor margen en Norteamérica. Sus productos mantienen una destacada posición en los mercados de las industrias de la construcción, manufacturera, de autopartes y aparatos electrodomésticos

La Compañía se encuentra bien posicionada en la mayoría de los mercados que atiende. En 2002, Hylsamex obtuvo ingresos totales por Ps.13,481 millones o US$1,356 millones, de los cuales US$284 millones correspondieron a ventas de exportación. Al cierre del año, tenía activos totales por Ps.28,535 millones (US$2,767 millones) y empleaba directamente a 7,207 personas. Hylsamex ha formado asociaciones y alianzas estratégicas con diversas empresas de los Estados Unidos, Japón, Europa, Sudamérica y México, líderes en sus respectivos campos de actividad.

Las acciones de Hylsamex y las de su tenedora, Alfa, se cotizan en la Bolsa Mexicana de Valores. Adicionalmente, Hylsamex tiene un programa de ADR's bajo la regla 144-A y el nivel 1.

Resumen Ejecutivo

Hylsamex está domiciliada en San Nicolás de los Garza, Nuevo León, México. En 2002, vendió 2.8 millones de toneladas de producto terminado, con un porcentaje de ventas de exportación de 21%. Los productos de valor agregado representaron 65% de los embarques del año. La Compañía produce y vende una amplia variedad de productos de acero tanto básicos como de alto valor agregado que se utilizan principalmente en la industria de la construcción y en los mercados de autopartes y de línea blanca. Hylsamex utiliza tecnología de tipo minimill basada en horno eléctrico.

La Compañía es el grupo siderúrgico de Alfa. Por el tamaño de sus ingresos anuales, Alfa es considerada una de las empresas más grandes de México. En 2002, reportó ingresos por Ps.51,356 millones, situándose entre los principales grupos industriales del país.

Hylsamex es una empresa que realiza sus actividades en la industria siderúrgica, ocupando un destacado lugar en el mercado mexicano. Además, desde hace varios años, Hylsamex ha exportado una parte importante de su producción, principalmente a Estados Unidos de Norte América y Canadá. En 2002, las exportaciones de Hylsamex representaron el 21% del total de sus ingresos.

La empresa produce una variedad de productos de acero, tanto básicos como de valor agregado. Hylsamex está integrada desde la extracción de mineral de hierro de sus propias minas, su tratamiento con el proceso HYL® para prerreducirlo, la fundición de dicho mineral más chatarra y otros metales para producir acero, el rolado en caliente y en frío de las láminas de acero ya producidas, el decapado y recubrimiento de ellas con zinc, pintura u otros materiales para añadirles valor para el cliente. La empresa también produce varilla reforzada y alambrones al bajo y alto carbón, tubería de pared gruesa y delgada con costura y otros productos siderúrgicos. Los productos de Hylsamex son utilizados principalmente por las industrias de la construcción, automotriz y de aparatos electrodomésticos.

Hylsamex ha establecido alianzas estratégicas con diversas empresas internacionales en el giro, como es el caso de Worthington Industries, de los EEUU, quien posee el 49% de Acerex, subsidiaria dedicada a la operación de un centro de servicio, mientras que Hylsamex posee el 51% restante. Además de lo anterior, Hylsamex tiene convenios de comercialización de productos y tecnología con AK Steel, de los EEUU, y Ferrostaal, de Alemania.

Junto con Sivensa, de Venezuela, Usiminas, del Brasil, Siderar, de Argentina, y Tamsa, de México, Hylsamex tiene una inversión en Consorcio Amazonia, empresa que posee el 59.7% de las acciones de Siderúrgica del Orinoco ("Sidor"), de Venezuela. Debido al porcentaje de tenencia, que asciende al 21.93%, Hylsamex no consolida los resultados de Sidor sino que sólo los reconoce mediante el método de participación.

1.3. Factores de Riesgo

1.3.1. Relacionados a País

I.3.1.1. Factores Políticos, Económicos y Gubernamentales en México

La Compañía es una corporación mexicana, cuyas plantas de manufactura y principales activos se encuentran localizados dentro del país. El Gobierno Federal Mexicano ("Gobierno Mexicano") ha ejercido y continúa ejerciendo influencia significativa sobre varios aspectos de la economía mexicana. Debido a esto, las acciones del Gobierno Mexicano concernientes a la economía o a la regulación de ciertas industrias pueden tener un efecto significativo sobre entidades del sector privado incluyendo a Hylsamex, y sobre condiciones de mercado, precios y rendimientos sobre las acciones de compañías públicas mexicanas, incluyendo las de la Compañía.

La condición financiera de Hylsamex, los resultados de sus operaciones y prospectos también se pueden ver afectados por factores de inflación, tasas de interés, fluctuaciones cambiarias, tasas impositivas, inestabilidad social, nuevas regulaciones ambientales y otros eventos políticos, económicos o diplomáticos ocurriendo en, o afectando directamente a México. No se puede asegurar que eventos en desarrollo u otros factores, sobre los que la Compañía no tiene control, puedan afectar adversamente los resultados operativos y la condición financiera de la Compañía.

La Compañía no brinda garantía de que las acciones del Gobierno Federal o de desarrollo futuro en la economía mexicana, sobre las cuales la compañía no tiene control, no afecten adversamente sus operaciones, condiciones financieras o la obligación de pago de garantías.

1.3.1.2. Injerencia del Gobierno Mexicano en las Actividades de Hylsamex

El Gobierno Mexicano ha ejercido y continúa ejerciendo influencia significativa en el desarrollo de la actividad económica en México. De esta manera, las acciones del Gobierno Mexicano concernientes a la economía o a la regulación de ciertas industrias pueden tener un efecto substancial en las entidades del sector privado incluyendo a Hylsamex. México atravesó por una crisis severa después de la devaluación del Peso en diciembre de 1994. Esta crisis tuvo un efecto adverso en el negocio de Hylsamex, incluyendo, entre otros, una disminución en la demanda de sus productos; cualquier crisis futura puede afectar negativamente el negocio de Hylsamex, los resultados de las operaciones y la condición financiera. Aún más, la economía mexicana está ligada a la economía de Estados Unidos, por lo que cualquier desaceleración en la economía de Estados Unidos puede afectar adversamente la economía mexicana, y consecuentemente, a Hylsamex a través de la emisión de políticas de fomento industrial a determinadas ramas de actividad. Aunque en la actualidad las políticas en existencia son transparentes para las actividades de Hylsamex, no existe la seguridad de que en el futuro el gobierno no decidirá emitir otras que fomenten industrias o sectores que compitan directa o indirectamente con las de Hylsamex y que, por lo tanto, afecten sus resultados.

Hylsamex realiza actividades en industrias clave para la economía mexicana como son la fabricación y el procesamiento de acero. A principios de los noventas, el Gobierno Mexicano desinvirtió su participación directa en la actividad siderúrgica a través de privatizaciones o cierre de empresas paraestatales. Sin embargo, no existe seguridad de que el actual o un nuevo gobierno no decida volver a participar en dichas industrias, estableciendo una competencia directa con las empresas de Hylsamex que podría afectar negativamente sus resultados. Así mismo, no existe la seguridad de que el gobierno no decida nacionalizar alguna de las empresas o industrias donde Hylsamex lleva a cabo sus actividades.

Algunas empresas paraestatales actuales son proveedores de insumos para las empresas de Hylsamex. En todos los casos, las relaciones comerciales se realizan bajo la base de términos de mercado. Sin embargo, no existe la seguridad de que el actual o un nuevo gobierno se mantenga esta política en forma permanente, el cambio de la misma por otra donde se imponga a Hylsamex la obligación de pagar un sobreprecio por dichos insumos, lo que podría afectar significativamente las operaciones de la Compañía.

1.3.1.3. Acciones del Gobierno Federal en Contra del Comercio Desleal

Dentro del ámbito del comercio internacional, las autoridades comerciales mexicanas han llevado a cabo en el pasado reciente diversas medidas con objeto de enfrentar la entrada de productos siderúrgicos a precios desleales.

Aviso Automático de Importación y Precios de Referencia

Durante 1998, el Gobierno Mexicano implementó dos mecanismos de comercio exterior para mejorar el problema derivado de las crecientes importaciones —bajo condiciones de comercio desleal— principalmente de países que pertenecieron a la otrora Unión Soviética y de otras partes de Asia.

En julio 27, 1998 y en septiembre 4, 1998, el Aviso Automático de Importación y el Sistema de Precios de Referencia, respectivamente, se publicaron en el Diario Oficial de la Federación; ambos instrumentos entraron en vigor a finales de septiembre del mismo año.

El Aviso Automático de Importación está dirigido a recabar información oportuna y actualizada de las importaciones, así como también a permitir una revisión anticipada del origen y principales características de los productos a importar. Este último mecanismo se aplica a importaciones provenientes de 14 países: Rusia, Japón, Malasia, República Checa, Bulgaria, Corea del Sur, Indonesia, Kazajstán, India, Singapur, Sudáfrica, Yugoslavia, Rumania y Ucrania. Actualmente, cubre las importaciones de productos de acero a través de 13 códigos aduanales, incluyendo productos tales como placa en rollo, lámina rolada en caliente, lámina rolada en frío, placa cortada a la medida, lámina galvanizada y pintada, alambrón, estructuras, y tubo sin costura.

Por otro lado, el Sistema de Precios de Referencia está enfocado a evitar la subfacturación y evasión de impuestos relacionados con las transacciones de importación. Se aplica a las importaciones provenientes de todo el mundo, a través de 20 códigos aduanales y cubre básicamente los mismos productos incluidos en el Aviso Automático de Importación.

Elevación de Aranceles de Nación más Favorecida en Productos Sensibles

Siguiendo una petición de CANACERO, el 5 de septiembre de 2001 la Secretaría de Economía anunció el incremento en aranceles de Nación Más Favorecida (NMF) a un nivel de 25% aplicable a una muestra de 39 productos siderúrgicos sensibles. El arancel NMF es el que se aplica exclusivamente a las importaciones provenientes de países con los cuales México no tiene Tratado de Libre Comercio. De la misma manera, el 15 marzo de 2002, la Secretaría de Economía determinó, sobre la misma muestra de productos, una elevación arancelaria a un nivel de 35%, con excepción del alambrón, cuyo arancel permaneció en 25%.

El 24 de septiembre de 2002, la Secretaría de Economía decretó para el mismo paquete de productos sensibles la calendarización de la desgravación arancelaria correspondiente, quedando de la siguiente forma: (a) una baja inmediata de los aranceles para ubicarlos en 25%, con excepción del alambrón, cuyo arancel se ajustó a 18%; (b) una posterior disminución adicional de aranceles al 18%, a partir de septiembre de 2003, con excepción del alambrón cuyo arancel diminuirá a 13%; (c) una última reducción arancelaria a partir de abril de 2004 para regresar al nivel de Nación Más Favorecida.

La mayor parte de los productos regresa a un nivel de 13%, exceptuando los productos de lámina galvanizada y lámina pintada, cuyos aranceles permanecerán en 18%.

Investigaciones de Comercio Desleal

También, las operaciones de Hylsamex en ocasiones se han visto afectadas en fechas recientes por la presencia de productos importados a México siguiendo prácticas de comercio desleal (dumping). Aunque Hylsamex y otros participantes mexicanos de las industrias afectadas han presentado demandas contra dichos productos ante las autoridades competentes, la respuesta de las mismas no siempre ha sido favorable y aún en aquellos casos en que sí lo ha sido, no ha sido siempre suficiente para frenar por completo las prácticas desleales. No existe seguridad de que las operaciones de Hylsamex no se verán afectadas en el futuro por mayor competencia internacional o por la importación a México de cantidades incrementales de productos competidores, sea o no en condiciones de dumping.

Las resoluciones recientes más relevantes del gobierno federal en materia de comercio desleal han sido las siguientes:

- El 11 de junio de 2003, la Secretaría de Economía determinó la continuación de la vigencia de la cuota compensatoria de 29.30% establecida a las importaciones de placa en rollo provenientes de Rusia.

- El 13 de enero de 2003, la Secretaría de Economía impuso una cuota antidumping definitiva de 25.87% a las importaciones de tubería estándar proveniente de Guatemala.

- El 13 de junio de 2002, la Secretaría de Economía determinó la continuación de la vigencia de la cuota compensatoria de 57.69% aplicable a las importaciones de varilla corrugada provenientes de Brasil.

- El 18 de septiembre de 2000, la Secretaría de Economía estableció una cuota compensatoria de 30.52% a las importaciones de alambrón provenientes de Ucrania.

- El 28 de marzo de 2000, la Secretaría de Economía impuso cuotas compensatorias definitivas de 30.31% y 46.66% a las importaciones de lámina rolada en caliente provenientes de Rusia y Ucrania respectivamente.

Competencia y Liberación Comercial

Los mercados para la mayoría de los productos de la Compañía son altamente competitivos. Las políticas de libre mercado en México y el exceso de capacidad que existe mundialmente en ciertos productos de acero han resultado en, mayor competencia para la Compañía. México se unió al Acuerdo General sobre Tarifas y Comercio (GATT) en 1986 y desde entonces ha excedido las metas de reducciones en tarifas arancelarias y ha eliminado la mayoría de las barreras no-arancelarias.

Tratados de Libre Comercio

- **TLCAN:** El Tratado de libre Comercio con Norteamérica (TLCAN) firmado por México, Estados Unidos y Canadá, y que está en vigor desde 1994, entró a su fase final de desgravación en el presente año, al eliminarse por completo los aranceles a la importación entre dichos países.

- **Otros Tratados:** Adicionalmente, México ha ampliado la esfera geográfica de la liberalización del comercio en adición al TLCAN, a través de la celebración de tratados comerciales con varios países o regiones del orbe. México ha celebrado adicionalmente tratados de libre comercio con los

15 países que conforman la Unión Europea: Austria, Alemania, Bélgica, Dinamarca, Finlandia, Francia, Grecia, Irlanda, Italia, Luxemburgo, Holanda, Portugal, España, Suecia y Reino Unido; la cobertura del Tratado de libre Comercio con Europa, se extiende además a Islandia, Noruega, Liechtenstein y Suiza, países que conforman la Asociación Europea de Libre Comercio (EFTA). Este tratado se ampliará a más países a mediados del 2004, cuando la Unión Europea acepte a 10 miembros nuevos (Polonia, Rumania, Estonia, Lituania, Latvia, República Checa, Hungría, Bulgaria, Eslovaquia y Eslovenia). De manera adicional, México ha firmado tratados de libre comercio con otros países latinoamericanos como Bolivia, Colombia, Costa Rica, El Salvador, Chile, Guatemala, Honduras, Nicaragua, y Venezuela. Actualmente se encuentra en negociaciones con Argentina y Paraguay.

La Compañía no puede establecer con precisión el efecto que tendrá el TLCAN y/o demás tratados comerciales sobre su negocio, condiciones financieras o resultados operativos. Mientras que la implementación del TLCAN y demás tratados comerciales puede facilitar el acceso de la Compañía a los mercados de América del Norte, Europa y los países latinoamericanos, también puede incrementar la competencia en México al eliminarse sus barreras arancelarias a las compañías de estos países o regiones.

El resultado final de dichos tratados ha sido el incremento de la actividad comercial entre México y los países involucrados en los mismos. A nivel país, los tratados han tenido un beneficio neto para México. Hylsamex también se ha visto favorecida por dichos tratados, ya que ha podido incrementar en forma substancial sus exportaciones. No obstante, no existe seguridad de que los tratados mencionados seguirán en vigor en forma permanente.

Negociaciones Comerciales
Además, México se encuentra sosteniendo pláticas y reuniones comerciales tendientes a materializar nuevos convenios o tratados comerciales con otros países o regiones, que podrían tener un resultado adverso sobre las operaciones de Hylsamex.

- **Japón:** México ha venido sosteniendo con el Gobierno de Japón pláticas y negociaciones comerciales de manera mensual tendientes a un acuerdo o bilateral de libre comercio. Se espera que en el último trimestre del presente año se concrete la firma de dicho acuerdo.

- **Acuerdo de Libre Comercio de las Américas (ALCA):** México está participando desde 1994, en las pláticas y negociaciones junto con los gobiernos de 33 países de la región del hemisferio occidental, en un proceso tendiente a integrar las economías de estos países dentro de un acuerdo de libre comercio con lo cual quedaría establecida la denominada Área de Libre Comercio de las Américas, o ALCA, en la cual se eliminarán progresivamente las barreras al comercio y a la inversión. Se han establecido fechas límite para la conclusión de las negociaciones y el establecimiento del acuerdo. Las negociaciones concluirán, a más tardar, en enero de 2005 y se procurará la entrada en vigencia del acuerdo no más allá de diciembre de 2005.

- **Ronda Doha/OMC:** Los países miembros de la Organización Mundial de Comercio, incluido México, acordaron en la ciudad de Doha, Qatar, en noviembre de 2001, llevar a cabo una nueva ronda de negociaciones llamada Ronda Doha, con el propósito de mejorar el acceso comercial en diversos rubros como productos industriales —incluidos los siderúrgicos—, agricultura y servicios, así como para mejorar las reglas en lo referente a temas como propiedad intelectual y el sistema de solución de controversias. Un eventual éxito en las negociaciones de la Ronda llevarían a una disminución de las barreras al acceso a los mercados internacionales de bienes y servicios, así como la reducción de las subvenciones y las prácticas proteccionistas, con lo cual México y el

resto de los países miembros de la OMC se verían beneficiados. Se espera que las negociaciones concluyan el 1 de enero del 2005.

Acciones y Negociaciones sobre Capacidad y Subsidios
La sobrecapacidad mundial en la industria siderúrgica ha ocasionado el incremento de importaciones en países desarrollados y ha presionado los precios de los productos de acero. Para contrarrestar el efecto del incremento en importaciones a sus industrias domésticas, varios países han ejercido diversas políticas comerciales restrictivas, incluyendo medidas de salvaguarda, elevación de aranceles, imposición de permisos de importación y mecanismos de estricta vigilancia a las importaciones.

Salvaguarda de Estados Unidos y Repercusiones Comerciales

- **Sección 201:** Estados Unidos decretó una medida de salvaguarda siderúrgica en marzo de 2002, denominada Sección 201. La medida ha estado en vigor a partir del 20 de marzo de 2002 y se extenderá por un período de tres años, para terminar el 19 de marzo de 2005. La medida abarcó 14 diferentes grupos de productos incluidos el planchón, la mayor parte de los productos planos, ciertos productos no planos, tubería con costura y algunos productos inoxidables. La medida afectó a diversos países, sin embargo, Canadá, México y la mayor parte de los países en desarrollo fueron excluidos. En su primer año de vigencia comprendido entre el 20 de marzo de 2002 y el 19 de marzo del 2003, se aplicaron aranceles entre el 8% (alambrón inoxidable) y el 30% (aplicable a productos planos). En el segundo año de vigencia, la medida de salvaguarda estadounidense establece una reducción de los aranceles para el período comprendido entre el 20 de marzo de 2003 y el 19 de marzo del 2004, dentro de un rango arancelario del 7% y al 24%. Durante el tercer y último año de vigencia de la salvaguarda estadounidense, los niveles arancelarios habrán de reducirse a un rango de entre 6% y 18%, a partir del 20 de marzo del 2004 y hasta el inicio del 2005.

- **Repercusiones Comerciales de la Sección 201:** Como respuesta a la salvaguarda siderúrgica estadounidense y para evitar una desviación del comercio siderúrgico hacia sus mercados, varios países —incluidos entre otros, Europa, Canadá, China, Polonia, Hungría y Malasia— han aplicado diversas medidas de restricción a las importaciones siderúrgicas, incluidas salvaguardas siderúrgicas equivalentes, elevación de aranceles y mecanismos de monitoreo y cuotas y permisos de importación.

Por otro lado, y bajo los auspicios de la Organización para la Cooperación y el Desarrollo Económico (OCDE), la industria y el gobierno de los países productores de acero, incluido México, se encuentran participando en reuniones periódicas con el doble propósito de: (a) definir un Acuerdo multilateral para eliminar los subsidios gubernamentales que distorsionan el mercado siderúrgico, y (b) explorar los mecanismos que faciliten el cierre de plantas que representan una capacidad de producción mundial excedente.

1.3.1.4. Tipo de Cambio

La política cambiaria en México ha sido diversa en el pasado reciente y en ocasiones ha llevado a fluctuaciones significativas en el valor de la divisa mexicana frente al dólar. Hacia finales de 1994, la reducción de las reservas internacionales asociadas con eventos políticos y económicos adversos forzó al banco central de México, el Banco de México (Banxico), a abandonar su política de control de tipo de cambio y permitir la fluctuación del mismo en diciembre de 1994, continuándose con esta política hasta la fecha de emisión del presente reporte. Con el régimen de libre flotación, el peso mexicano ha experimentado en los últimos años una apreciación en términos nominales y reales. Al 31 de diciembre de 2000, la paridad fue de Ps.9.5997/US$, prácticamente sin cambio en términos

nominales versus el año anterior. El 31 de diciembre de 2001 el tipo de cambio cerró en Ps.9.1423/US$, exhibiendo una apreciación anual de 4.8%. Al cierre del año 2002, el tipo de cambio se situó en Ps.10.3125/US$, mostrando una depreciación anual de 12.8%.

Ciertas variables clave para la empresa como los ingresos, los costos y el endeudamiento se ven considerablemente afectados por el tipo de cambio existente entre el peso mexicano y el dólar de los Estados Unidos pudiendo generar fluctuaciones de consideración en las utilidades de Hylsamex.

Hylsamex estima que el 100% de sus ingresos están dolarizados, es decir, guardan una relación directa con el dólar, ya sea porque se trata de exportaciones directas o bien porque aún en México, los precios de sus productos se fijan con base en precios internacionales en dólares. Asimismo, Hylsamex estima que aproximadamente dos terceras partes de sus costos tienen la misma relación con el dólar.

Por esta razón, en el pasado, en ocasiones en que el peso mexicano se ha apreciado en términos reales contra el dólar, los márgenes de utilidad de Hylsamex se han visto afectados. Por el contrario, cuando el peso mexicano ha perdido valor, los márgenes de utilidad de Hylsamex se han visto incrementados. No obstante, aunque esta correlación de factores se ha presentado en varias ocasiones en el pasado reciente, no existe garantía de que se volverá a repetir en caso de que el tipo de cambio pierda su estabilidad.

Por otra parte, la mayor parte de la deuda bancaria de Hylsamex se denomina en dólares. Consecuentemente, un peso fuerte contra el dólar significa una menor carga financiera para la Compañía. Por el contrario, un peso débil significa una mayor carga financiera. Hylsamex ha tratado de balancear el riesgo del tipo de cambio a través de mantener una relación positiva entre los activos en dólares o que generan ingresos en dólares o cuasi-dólares y sus pasivos en dólares.

Actualmente, el tipo de cambio entre el peso y el dólar se determina con base en un régimen de flotación de libre mercado establecido por Banxico y sobre el cual Hylsamex no tiene injerencia. No existe seguridad alguna de que el Banco de México decidirá mantener el régimen actual o cambiarlo en el futuro por algún otro. Cualquier cambio en el régimen o en el tipo de cambio en sí mismo, producto de otras circunstancias de mercado, sobre lo que Hylsamex no tiene injerencia alguna, puede llegar a tener un impacto considerable ya sea positivo o negativo sobre sus resultados y/o su situación financiera.

Además, aunque en la actualidad el Gobierno Mexicano ha mantenido una política de libre convertibilidad del dólar, en el pasado, en ciertos períodos de turbulencia económica ha establecido controles de cambios que restringen o limitan dicha convertibilidad. No existe seguridad de que en el futuro el Gobierno Mexicano no volverá a establecer controles de cambios, los que de existir podrían limitar la capacidad de Hylsamex para cumplir sus compromisos financieros en moneda extranjera y ocasionar eventos de incumplimiento en sus contratos de crédito.

1.3.1.5. Tasas de Interés e Inflación

Durante casi toda la década de los 80s y durante 1995 y 1996, México experimentó períodos de altos niveles de inflación. En el pasado, la inflación ha tenido como consecuencia tasas de interés altas, devaluaciones del peso y controles gubernamentales sustanciales sobre la paridad y los precios, los que en determinado tiempo afectaron de manera adversa los ingresos y márgenes de Hylsamex. Las tasas de inflación anuales, medidas por cambios en el INPC, publicadas por Banxico, fueron de 8.96%, 4.40% y 5.70% para los años 2000, 2001 y 2002, respectivamente.

Durante los períodos de alta inflación, México ha experimentado también tasas de interés significativamente altas que afectaron la deuda pública de México y la del sector privado. Esto ha reducido las oportunidades de refinanciamiento de los vencimientos de deuda. Durante 2000, la mayor tasa de interés sobre los CETES a 28 días fue de 18.1% anual y la tasa de interés promedio de 15.3% anual, mientras que en el año 2001, la mayor tasa de interés sobre los CETES a 28 días fue de 18.4% anual y la tasa de interés promedio de 11.3% anual, y en el año 2002, la mayor tasa de interés sobre los CETES a 28 días fue de 8.6% anual y la tasa de interés promedio de 7.1% anual. Las tasas de inflación y de interés elevados podrían tener un efecto negativo sobre los costos de financiamiento de Hylsamex y sobre los resultados de sus operaciones. Además, podrían reducir las oportunidades de Hylsamex de refinanciar, en un momento dado, algunos de sus vencimientos de pasivos de largo plazo. Al 31 de diciembre de 2002, el 100% de los fondos prestados de la compañía estaban denominados en dólares y/o Unidades de Inversión (UDI's).

1.3.2. Relacionados con Hylsamex

1.3.2.1. Naturaleza Cíclica de Algunos Negocios de Hylsamex

Hylsamex realiza sus actividades en industrias que en el pasado han estado sujetas a una alta ciclicidad. Dichos ciclos se han caracterizado por épocas de gran bonanza, seguidas por otras de una declinación pronunciada. El origen de estos ciclos es diverso, incluyendo el estado de la economía en México, en Estados Unidos, Europa, etc., la situación de oferta y demanda de los productos, el alto monto de inversiones de capital que se requieren para llevar a cabo proyectos de inversión, el largo período de tiempo que se necesita para que los mismos maduren, etc.

El resultado es la presencia de períodos con un alto nivel de inversiones, lo que produce sobreoferta, competencia incrementada, abatimiento de precios y márgenes de operación y ganancias reducidas. No existe garantía de que los ciclos que han afectado a las actividades de Hylsamex en el pasado, desaparecerán en el futuro cercano o de que ya no se presentarán.

1.3.2.2. Regulaciones de Precios

En los años pasados, los precios de ciertos productos de la Compañía se habían visto afectados por los programas de estabilización económica implementados por el Gobierno Mexicano. Durante el período de 60 días que comenzó el 4 de enero de 1995, las compañías mexicanas acordaron con el Gobierno Federal no incrementar los precios más de lo necesario para cubrir los costos y gastos más altos. Después de éste período, no ha habido otras restricciones de precios y las compañías tienen la libertad de determinar sus precios. No hay garantía de que el Gobierno Mexicano no imponga controles de precios en un futuro. Si existieran dichos controles, las operaciones y la rentabilidad de la Compañía pudieran verse afectadas.

1.3.2.3. Disponibilidad de Materias Primas

Para llevar a cabo sus actividades, Hylsamex depende del abastecimiento oportuno y a precio competitivo de materias primas que le proporcionan proveedores tanto de México como del extranjero. Entre dichas materias primas se encuentran la chatarra de acero y el hierro prerreducido.

La Compañía no ha experimentado, en fecha reciente, alguna reducción de sus niveles de operación por la falta de materias primas en algunas de sus empresas. Además, actualmente existen numerosos proveedores y mercados alternos para algunas de sus materias primas. Sin embargo, no

existe la seguridad de que Hylsamex será siempre capaz de comprar sus materias primas en las cantidades necesarias y a los precios requeridos en el futuro. Si la compañía no fuese capaz de hacer esto, podría haber un efecto económico adverso en sus resultados de operación.

1.3.2.4. Costos de Energía

El costo de la energía, que incluye la electricidad y el gas natural, es un componente relevante en la estructura de costos y gastos de Hylsamex. En el presente, el Gobierno Mexicano es el único proveedor del gas natural que la Compañía requiere. En el caso de la electricidad, la compañía cuenta con dos fuentes: la proveniente de la Comisión Federal de Electricidad, entidad propiedad del Gobierno Mexicano, y la compañía Iberdrola Energía Monterrey, S.A. de C.V., sociedad que opera bajo un permiso de autogeneración. En los años recientes, el Gobierno Mexicano ha adoptado la política de establecer los precios de la energía a niveles consistentes con los precios internacionales prevalecientes. Actualmente, los precios del gas natural en México están ligados a los precios del gas natural producido en el sur de Texas.

Durante el año 2002 los precios del gas natural en el sur de Texas disminuyeron considerablemente después de haber alcanzado niveles récord el año anterior. Así, el precio promedio en el año 2002 fue de 3.0 USD / MM Btu, un 25% por abajo del promedio 2001, que alcanzó los 4.0 USD / MM Btu.

En lo concerniente a la electricidad, su costo durante el año 2002 fue de 3.56 US¢ / kwh, valor cercano a los 3.52 US¢ / kwh del año anterior.

Petróleos Mexicanos (Pemex), la compañía petrolera estatal mexicana, es el único proveedor de gas natural en el país. Pemex determina el precio de venta del gas natural en función del precio de dicho insumo en el mercado spot del sur de Texas, EUA, mismo que ha experimentado una gran volatilidad en fechas recientes. Ante esta situación, la mayor parte de la industria mexicana, Hylsamex incluida, sufrió un fuerte efecto en sus resultados de los años 2000 y 2001, situación que llevó a discusiones y negociaciones con Pemex y las autoridades reguladoras de la energía en México para buscar una nueva fórmula de precios. Como resultado de dichas negociaciones, se llegó a un acuerdo con Pemex que obliga a esta entidad a vender gas natural a un precio fijo de US$4.00/MBtu por tres años contados a partir de enero de 2001. Por contraparte, las compañías que suscribieron dicho acuerdo se obligaron a comprar de Pemex una cantidad fija de gas por el mismo período de tiempo. Este acuerdo se conoce como el contrato "Cuatro por Tres".

A partir del segundo trimestre de 2001 y hasta el primero de 2002, el precio del gas natural en el mercado spot se redujo. En el año 2001, el precio promedio en el sur de Texas fue de US$ 4.03/MMBtu, con lo que el convenio 4x3 arrojó un resultado marginalmente positivo para los consumidores. Durante el año 2002, el precio del sur de Texas se redujo a US$ 3.03/MMBtu, nivel inferior al del convenio.

En los primeros seis meses del año 2003, el precio en Texas volvió a repuntar hasta un promedio de US$ 5.70/MMBtu, con lo que el resultado del convenio volvió a ser favorable a los consumidores que lo signaron.

Ante la volatilidad del precio del gas en el mercado, Hylsamex contrató instrumentos de cobertura que le permitió fijar el consumo que tenía fuera del convenio de Pemex a un precio fijo de US$3.06/MMBtu para los meses de octubre a diciembre, en los que la volatilidad de los precios se agudiza debido al consumo invernal en Estados Unidos. Estas operaciones arrojaron un resultado favorable a la Compañía por US$2.5 millones.

La reducción en el precio spot del gas natural durante el año 2002 y el aumento en los insumos sustitutos del hierro de reducción directa, permitieron a Hylsamex regresar a su estrategia de abastecimiento de materia prima consistente en utilizar más hierro de reducción directa que materiales alternativos. Así, la producción de dos de las tres plantas de HRD, que había sido suspendida en octubre de 2000, se reanudó a mediados de 2001 y se mantuvo en niveles normales durante el año 2002.

Para contrarrestar el incremento en el precio spot del gas natural, Hylsamex intensificó su programa de cobertura durante el primer trimestre de 2003, logrando cubrir el 95% de los requerimientos del gas natural para el resto de 2003 y 63% para 2004 a través de diferentes mecanismos, complementando el contrato "Cuatro por Tres":

Para el período enero-diciembre de 2003:

- 42% a precio fijo de US$4/MMBtu

Para el período abril-diciembre de 2003:

- 16% en un túnel de entre US$5.10/MMBtu y US$7.00/MMBtu
- 16% a precio fijo de US$6.0055/MMBtu
- 10% a precio fijo de US$5.9000/MMBtu
- 12% a predio fijo de US$5.8950/MMBtu.

Para el período enero-diciembre de 2004:

- 63% en un túnel de entre US$4.1225/MMBtu y US$5.00/MMBtu

No existe seguridad en cuanto al comportamiento del precio del gas natural en el mercado "spot". Tampoco existe seguridad de que Pemex extienda los términos del contrato de "Cuatro por Tres" más allá del período de tiempo actualmente contratado. Hylsamex se mantiene atenta a la evolución del precio de este insumo para implementar las medidas más adecuadas en las circunstancias, pero no existe seguridad que de siempre existirá la flexibilidad requerida para tomar la decisión que minimice el costo del gas natural consumido.

La volatilidad que el precio de energéticos como el gas natural y la energía eléctrica pudieran tener en el futuro, podría tener impactos significativos en los resultados de operación de Hylsamex, ya que su habilidad para transferir eventuales incrementos de estos precios a sus clientes podría verse limitada por las circunstancias del mercado, que prevalecieran en un momento dado.

1.3.2.5. Asociaciones Estratégicas, Contratos de Licencias

En algunas de sus subsidiarias, Hylsamex cuenta con asociaciones estratégicas con compañías mexicanas o extranjeras. Algunos de estos socios licencian tecnología o marcas comerciales a favor de Hylsamex, para su uso en la producción o comercialización de ciertos productos, que de otra forma no estaría disponible. Sin embargo, no existe seguridad de que en el futuro, algunos de estos socios no preferirán, por cualquier razón, conducir actividades comerciales en forma directa, terminando su asociación con Hylsamex. Por lo tanto, tampoco existe garantía de que la Compañía tendrá éxito en mantener o renovar los convenios de asociación o licencia en la forma actual o en otra igualmente conveniente.

Tampoco existe seguridad con respecto a la formación de futuras asociaciones estratégicas con socios actuales o potenciales que permitiesen a Hylsamex desarrollar mejor sus actividades. Así

mismo, no existe la garantía de que Hylsamex pueda desarrollar tecnología en forma independiente, que venga a sustituir alguna que en la actualidad le proporciona alguno de sus socios estratégicos.

1.3.2.6. Accionistas Mayoritarios

Hylsamex es una empresa con 10% de su capital social común colocado entre el público inversionista y el 90% remanente perteneciente a Alfa. Por lo tanto, Alfa, la compañía controladora de Hylsamex, posee un nivel de tenencia accionario que le permite elegir a los miembros del Consejo de Administración de la Compañía y determinar el resultado de aquellas decisiones en las que se requiera una mayoría accionaria.

1.3.2.7. Incumplimiento en Mantenimiento de Índices Financieros en Contratos de Crédito

En fechas recientes, la presencia de ciclos económicos a la baja, la apreciación del tipo de cambio del peso contra el dólar y los altos costos de energéticos han afectado los resultados de las operaciones de Hylsamex y de sus subsidiarias. Al 31 de diciembre de 2001, esto ocasionó el incumplimiento por parte de Hylsa, la principal subsidiaria de Hylsamex, en sus obligaciones de mantener ciertos índices financieros de acuerdo a contratos de crédito existentes.

Dicha circunstancia generó, en turno, eventos de incumplimiento de contratos de crédito de Hylsa, así como de Hylsamex. Debido a esto, Hylsa entró en un proceso de negociación con sus acreedores, con el fin de lograr el refinanciamiento de sus pasivos bancarios y bursátiles. El acuerdo de reestructura terminó exitosamente en julio de 2002.

No existe la seguridad de que ninguna otra empresa subsidiaria de Hylsamex ó Hylsamex misma no incumplirá con la obligación de mantener índices financieros establecidos en los contratos actuales. Tampoco existe la seguridad de que los bancos acreedores no ejercerán sus derechos de reclamar el pago de sus adeudos, de presentarse incumplimientos a los contratos de crédito firmados por Hylsamex o por cualquiera de sus subsidiarias.

1.3.2.8. Relación con Amazonia y Sidor

En enero de 1998, Hylsamex, con participación de algunas de sus subsidiarias, adquirió el 35% de las acciones de Amazonia, una compañía holding formada para adquirir el 70% de las acciones de Siderúrgica del Orinoco, previamente propiedad del Gobierno de Venezuela. En Amazonia participaron como accionistas cuatro de los productores de acero más grandes y competitivos en América Latina: Hylsamex con 35% (tenencia inicial), Techint (Siderar, en Argentina y TAMSA, en México) con 35%, Sivensa (Venezuela) con 20% y Usiminas (Brasil) con 10% del capital social de Amazonia. El 30% restante del capital de Sidor permanece en poder del Gobierno de Venezuela. Hylsamex financió esta inversión a través de dos operaciones de crédito totalizando US$246 millones: US$210 millones en Hylsa y US$36 millones en Hylsamex.

Sidor es el productor de acero más grande de Venezuela (con US$2,691 millones en activos a Diciembre de 2002 y una capacidad de producción anual de más de tres millones de toneladas) y es el sexto productor de acero de Latinoamérica. Las instalaciones de Sidor se encuentran localizadas en Puerto Ordaz, a orillas del río Orinoco, con una ubicación estratégica para la exportación de productos a muy bajo costo. En Venezuela existen otros factores que hacen al país un lugar estratégico para la producción de acero: grandes yacimientos de mineral de hierro y energéticos tales como el gas natural y la electricidad a precios muy por debajo de los existentes en otros países. Por otro lado, la

capacidad instalada de Sidor es mayor al consumo de acero de Venezuela (en condiciones normales), por lo que gran parte de sus ingresos provienen de exportaciones.

Los resultados de Sidor no han sido los esperados por Hylsamex al momento de su inversión en Amazonia. Varios eventos han complicado el rendimiento esperado, entre ellos:

(a) La crisis económica en Venezuela, que colapsó el mercado siderúrgico doméstico entre 40% y 50% durante la segunda mitad de 1998. Además, la sobrevaluación del bolívar hace poco competitivas a las exportaciones, las cuales son un componente determinante del total de ventas.

(b) Las crisis económicas de Rusia y de diversos países asiáticos (que son importantes productores y consumidores de acero a nivel mundial) provocaron caídas importantes en el precio internacional del acero, ya que los volúmenes de exportación de esos países aumentaron significativamente (debido a la caída del consumo doméstico), y en la mayoría de los casos a precios dumping, lo que se reflejó también en reducciones importantes en los niveles de exportación de Sidor;

(c) El diferimiento por falta de recursos de las inversiones necesarias para la mejora de los procesos de producción.

En consecuencia, tanto Sidor como Amazonia se vieron en la necesidad de negociar la reestructuración de su deuda bancaria y con el Fondo de Inversiones de Venezuela, misma que se alcanzó en Febrero del 2000. Con está reestructuración, ambas empresas obtuvieron un año de gracia en el pago de intereses, así como períodos de gracia de hasta 4 años en el pago de principal. La deuda de Sidor al momento de la reestructuración ascendía a US$1,251 millones, mientras que la de Amazonia tenía un nivel de US$247 millones. Una parte integral del acuerdo de reestructuración consistió en la aportación de US$300 millones por parte de los accionistas de Sidor. Los US$84 millones aportados por Hylsamex fueron fondos provenientes de Alfa, la Compañía tenedora de Hylsamex. La participación actual de Hylsamex en Amazonia asciende a 36.55%.

A finales de septiembre de 2001, Sidor y Amazonia informaron a sus acreedores que, debido al continuo deterioro de las condiciones económicas y financieras antes mencionadas, Sidor incumplió, por segundo trimestre fiscal consecutivo, con una obligación de cobertura de interés requerida en ciertos contratos contraídos por Sidor y Amazonia. Recientemente, Sidor también incumplió con la obligación de depositar fondos requeridos en una cuenta de reserva establecida por dichos contratos de crédito.

Hylsamex continúa con una exposición relevante en Venezuela a riesgos tales como la inestabilidad política y social, cambios económicos o situaciones de carácter diplomático que pudiesen afectar las operaciones de Sidor y que además pudiesen resultar en acciones por parte del gobierno venezolano como el congelamiento de cuentas bancarias, la imposición de controles a los capitales, la imposición de controles de precios y salarios o la aplicación de restricciones a remitir flujos al exterior de inversiones realizadas en Venezuela. Hylsamex no puede asegurar que eventos en Venezuela, o desenvolvimientos en la economía venezolana, o que acciones por parte del gobierno venezolano, sobre los que la Compañía no tiene control, no afectarán en el futuro de las operaciones de Sidor y Amazonia y, por tanto, los resultados de la participación de Hylsamex en estas empresas.

1.3.2.9. Pasivos Contingentes

Al 31 de diciembre de 2002, Sidor adeudaba a entidades controladas por el Gobierno de Venezuela la cantidad de US$779 millones de dólares. Sobre dicha deuda, los dueños de Amazonia otorgaron garantía de pago en función a su porcentaje de tenencia. En el caso de Hylsamex, la garantía se

dividía entre Hylsamex (la compañía tenedora) y su subsidiaria HylsaLatin, L.L.C., y ascendía a US$26 millones y US$237 millones, respectivamente. Además, los socios de Amazonia otorgaron una fianza a favor del mismo Gobierno que para el año 2001 era de US$125 millones por el cumplimiento de ciertos compromisos de inversión y de otro tipo, a ser llevados a cabo por Sidor en años futuros. De esta cifra, Hylsamex era responsable hasta por US$44 millones, en función de su porcentaje de tenencia original (35%) en Consorcio Amazonia. Hacia finales de 2002, Sidor cumplió con sus compromisos de inversión y otros en forma oportuna y suficiente por lo tanto, dicha obligación quedó cancelada.

Hacia finales de 2001 y 2002, la situación de la industria siderúrgica internacional, aunada a la problemática particular del mercado venezolano, deterioró los resultados de Sidor e hicieron que incumpliera con el fondeo de una cuenta de reserva para el pago de intereses sobre su deuda. Al vencimiento del pago de intereses, éstos no fueron liquidados. Lo anterior generó eventos de incumplimiento en los contratos de crédito de Sidor con sus acreedores bancarios y con el gobierno venezolano.

Sidor inició un proceso de refinanciamiento de sus adeudos con la banca y con el gobierno venezolano. El 23 de junio de 2003, Hylsamex anunció que Sidor y Amazonia llegaron a un acuerdo definitivo para reestructurar su deuda respectiva. Dentro del acuerdo se establece la eliminación de las garantías antes mencionadas para los accionistas de Amazonia, incluyendo a Hylsamex. Como parte de este proceso de refinanciamiento, Alfa contribuyó con la cantidad de US$ 15 millones para la capitalización de esta empresa.

1.3.2.10. Volatilidad en el Mercado de Valores

Las acciones de Hylsamex se cotizan en la Bolsa Mexicana de Valores y tiene un programa de ADR's bajo la regla 144 y el nivel 1. La inversión en acciones de Hylsamex o de cualquier otra emisora contiene elementos de riesgo ajenos a la operación propia de la empresa. Por ejemplo, en fechas recientes, el mercado accionario mexicano ha sufrido gran volatilidad debido a la globalización de los mercados financieros, que hace que las crisis en algunas regiones del mundo afecten indirectamente a otras regiones, aun cuando con éstas exista poca relación comercial.

Además, en forma particular, el mercado mexicano de valores está muy influenciado por el comportamiento de los mercados financieros de Estados Unidos debido a la fuerte presencia de inversionistas extranjeros en México, en particular estadounidenses.

La volatilidad del mercado mexicano de valores ha impactado en el precio de las acciones de emisoras mexicanas, Hylsamex incluida. No existe seguridad de que en el futuro el mercado esté exento de verse afectado por los factores negativos como los que se han mencionado o de que, de verse así afectado, el precio de la acción de Hylsamex no sufra por la misma volatilidad.

1.4. Otros Valores Inscritos en el RNVI

La Compañía ha entregado de manera completa y oportuna toda la información relacionada con eventos relevantes, jurídicos y financieros por los últimos dos ejercicios de conformidad con las reglas establecidas por la Comisión Nacional Bancaria y de Valores.

1.5. Cambios Significativos a los Derechos de Valores Inscritos en el Registro

No aplica.

1.6. Destino de los Fondos

No aplica.

1.7. Documentos de Carácter Público

Este documento puede ser distribuido a solicitud de analistas e inversionistas tanto de México como del extranjero. Una copia en formato electrónico estará disponible en la página de Internet de la Compañía.

Los contactos de Hylsamex para atención a inversionistas y analistas son los siguientes:

Margarita Gutiérrez Santoscoy
Tel: (81) 8865-1224
Fax: (81) 8865-2855
mgutierrez@hylsamex.com.mx
Ave. Munich #101
San Nicolás de Los Garza
Nuevo León, México

Othón Díaz del Guante
Tel: (81) 8865-1240
Fax: (81) 8338-1885
odiaz@hylsamex.com.mx
Ave. Munich #101
San Nicolás de Los Garza
Nuevo León, México

Kevin Kirkeby
Tel: (212) 309-1445
Fax: (212) 697-3070
kkirkeby@golinharris.com
405 Lexington Avenue16th Floor
New York, New York,
USA 10017

Página de Hylsamex en Internet:
www.hylsamex.com.mx

HYLSAMEX

Capítulo 2
La Compañía

2.1. Historia y Desarrollo

Hylsamex se conformó en 1991 al agrupar las subsidiarias Hylsa, S.A. de C.V. (Hylsa) y Galvak, S.A. de C.V. (Galvak). Hylsa es una empresa productora de acero integrada, con proceso de horno eléctrico y ruta de producción de las denominadas minimill. Galvak es un productor de acero plano galvanizado y pre-pintado, tubería mecánica y paneles aislados. En 1994, Hylsamex lanzó una oferta pública colocando acciones en la Bolsa Mexicana de Valores y un programa de ADRs bajo la regla 144-A (actualmente también se tienen ADRs en el nivel 1).

La historia de Hylsamex se remonta a los años cuarentas en el caso de Hylsa, su principal subsidiaria, y a principios de los ochentas en el caso de Galvak. La subsidiaria Hylsabek, que fue el resultado de la compra de ciertos activos en la privatización del sector siderúrgico propiedad del gobierno Mexicano en 1991 y la consecuente formación de una co-inversión con y N.V. Bekaert, S.A. de Bélgica, se desinvirtió en diciembre del 1999. Esta empresa se dedicaba a la producción de alambre y sus derivados.

A continuación se presenta una breve historia y desarrollo de las dos principales subsidiarias de Hylsamex (Hylsa y Galvak) y de las cuales Hylsamex posee el 100% de su capital social común.

2.1.1. Historia y Desarrollo de Hylsa S.A. de C.V.

2.1.1.1. Fundación

Constitución
Hylsa es una sociedad anónima de capital variable constituida bajo las leyes mexicanas según consta en la escritura pública número 177 de fecha 29 de junio de 1942 pasada ante la fe del Licenciado Emeterio Martínez de la Garza, Notario Público que ejerció en la ciudad de Monterrey, Nuevo León. Dicha escritura fue inscrita en el Registro Público de la Propiedad y del Comercio bajo el número 180, libro 3, volumen 108, Sección del Comercio, segundo auxiliar en la ciudad de Monterrey, Nuevo León, el día 29 de julio de 1942.

Con fecha 20 de octubre de 1976, mediante escritura pública número 2220, ante la fe del licenciado Edmundo Rodríguez Guzmán, Notario Público número 58 de la ciudad de Monterrey, Nuevo León, Hojalata y Lámina, S.A., cambia su denominación por la de Hylsa, S.A. Dicha escritura se encuentra debidamente inscrita en el Registro Público de la Propiedad y del Comercio bajo el número 2174, volumen 29, libro 4, tercer auxiliar – Actos y Contratos Diversos, Sección de Comercio en la ciudad de Monterrey, Nuevo León el día 26 de noviembre de 1976.

Con fecha 31 de julio de 1985, mediante escritura pública número 14432, ante la fe del licenciado Jesús Montaño García, Notario Público número 60 de la ciudad de Monterrey, Nuevo León, Hylsa, S.A. cambio su modalidad a S.A. de C.V., dicha escritura se encuentra debidamente inscrita en el Registro Público de la Propiedad y del Comercio bajo el número 2644, volumen 156, libro 4, tercer auxiliar- Actos y Contratos Diversos, Sección de Comercio en la ciudad de Monterrey, Nuevo León, el día 9 de agosto de 1985.

Sus oficinas principales se encuentran ubicadas en Av. Munich número 101, colonia Cuauhtémoc, 66452 San Nicolás de los Garza, Nuevo León, México. La titular del área de Relaciones

con Inversionistas es la Contadora Pública Margarita Gutiérrez Santoscoy y su teléfono es (81) 8865-1224.

Historia
En abril de 1943, un grupo de empresarios mexicanos preocupados por la escasez de acero, consecuencia de la Segunda Guerra Mundial, decidieron establecer una pequeña planta productora de lámina que requerían para fabricar corcholatas. Así nació Hojalata y Lámina, ahora llamada Hylsa.

2.1.1.2. Período 1942-1990

De entre los eventos relevantes por los que Hylsa atravesó en este período, se pueden citar los siguientes:

(a) A fines de los años cuarenta, se presentó una escasez de placa, la cual era uno de los principales insumos del molino. Hylsa resolvió fabricarla, instalando sus primeros hornos eléctricos.

(b) A principios de los años cincuenta, con la guerra de Corea, la chatarra también comenzó a escasear. Después de varios esfuerzos de investigación, Hylsa desarrolló el primer proceso industrial de reducción directa de mineral de hierro en el mundo, lo que le permitió usar el mineral de hierro sin la inversión de un alto horno para sustituir la chatarra importada.

(c) En los años setenta se disparó el crecimiento económico de México, e Hylsa respondió ampliando constantemente su capacidad e incursionando en otros productos de acero, como varilla y alambrón.

(d) A principios de los ochenta sobrevino la crisis económica de México. De un año a otro la demanda de acero se desplomó a la mitad y la empresa cayó en serios problemas financieros. Pese a ello, Hylsa se mantuvo operando casi a capacidad total.

2.1.1.3. Período 1991-2002

En 1991, cuando el gobierno privatizó las siderúrgicas paraestatales y aunado esto a la apertura de fronteras y la desregulación que se empezó en el sector siderúrgico desde mediados de los ochentas, Hylsa inició un programa de modernización, lo cual aumentó su capacidad, colocando a la empresa entre los productores de acero más avanzados, eficientes y rentables del mundo.

Hylsa, reconociendo que opera en una industria global, consideró esencial mantenerse competitiva e invirtió importantes recursos en activos fijos y tecnología. Consecuentemente, se presentó un período intenso de inversiones totalizando US$1,386 millones en modernización y expansión de la capacidad instalada desde 1991 a 2001. El objetivo estratégico de Hylsa es ser el productor de acero en Norte América con más alto margen. Para lograr este objetivo, Hylsa ha establecido las siguientes estrategias:

(a) Modernizar e incrementar la capacidad de sus instalaciones;

(b) Incrementar su integración vertical a través de la participación en el procesamiento adicional del acero, fabricando productos de acero de mayor valor agregado; y

(c) Continuar con los programas de reducción de costos.

Cumpliendo estas estrategias, la Compañía espera lograr posicionarse como el proveedor de productos de acero preferido en México así como, ser un proveedor competitivo en los mercados internacionales.

En Junio de 1993, Hylsa inició un ambicioso programa de modernización con la construcción de un minimill de colada continua de planchón delgado (Molino #2), utilizando tecnología siderúrgica de punta, siendo la segunda empresa, después de Nucor de Estados Unidos, en instalar un molino de este tipo. Durante el primer trimestre de 1995, Hylsa terminó la Fase 1 del proyecto de modernización de Aceros Planos con un costo de US$400 millones, al añadir una capacidad de 750,000 TPA de acero rolado en caliente con estándares de calidad mundial y con inversiones adicionales en el proceso de decapado y molinos fríos que dan valor agregado al producto plano. Con la conclusión de este proyecto, la Compañía cree que Aceros Planos logró ser uno de los productores de acero de más bajo costo en Norte América, incrementado la capacidad anual de producción combinada a 1,750,000 TPA, mejorando la calidad del producto, reduciendo sus costos e incrementando el rango de productos, el cual ahora incluye productos más anchos y de menores calibres. Esta nueva instalación ha permitido continuar satisfaciendo la demanda internacional para productos de acero de mayor calidad y juega un rol significativo en la capacidad de Aceros Planos para explotar las oportunidades en el mercado de exportación.

Durante 1995, a raíz de la crisis generada por la significativa devaluación del peso mexicano, Hylsa enfrentó una caída considerable en la demanda de acero doméstica, misma que compensó con exportaciones crecientes a diversos mercados del exterior, aprovechando la situación favorable de precios del acero que prevalecía en ese entonces y a la disponibilidad de producto con estándares mundiales como el proveniente de su recién inaugurado Molino #2, el minimill de colada continua de planchón delgado. También, en 1995 se termina la construcción del centro de servicio Acerex con una inversión de US$23 millones, una co-inversión con la empresa estadounidense Worthington Industries, con capacidad de 400,000 TPA de procesamiento de acero en hojas o en tiras.

En 1996, Hylsa inició la Fase 2 de su programa de modernización enfocada a lograr el objetivo de la Compañía de convertirse en el productor de acero en Norte América con más alto margen. La Fase 2 consistió principalmente de tres elementos: (i) la expansión ya planeada del Molino #2 y la adición de nuevas instalaciones procesadoras de acero en Aceros Planos; y (ii) la instalación de equipo más moderno y la fabricación de nuevos productos en Alambrón y Varilla.

También, en 1996 Hylsa inició la construcción de una planta de fierro esponja 4M con capacidad de 700,000 TPA adjunta al Molino #2, que requirió una inversión de US$ 75 millones. Esta planta de fierro esponja incrementó la capacidad de producción de este mineral soportando la segunda fase del Molino #2. La planta 4M introduce nuevos procesos que permiten operar sin un reformador de gas natural, por lo tanto reduciendo la inversión específica y el HYTEMP®, un sistema neumático para la transportación y descarga de fierro esponja a aproximadamente 600 grados centígrados. La nueva planta de fierro esponja inició operaciones el 18 de abril de 1998 y actualmente está operando a plena capacidad.

En mayo de 2001 se incrementó la capacidad de la planta 4M de 700,000 a 1 millón de TPA, mediante la interconexión del sistema de absorción de CO2 de la planta de Reducción Directa 3M5, que también se encuentra localizada en Monterrey.

Durante 1997 y 1998, Hylsa invirtió US$135 millones y US$136 millones, respectivamente, en varios proyectos de Aceros Planos, incluyendo la segunda fase del Molino #2 y, para dar un mayor valor agregado a los productos, también invirtió en una nueva línea de decapado y en una línea de rolado en frío. El inicio de operaciones para esta segunda fase del Molino #2 fue el 30 de octubre de

1998. Esta expansión incrementó la capacidad anual del Molino #2 a 1.5 millones de toneladas anuales mediante un horno de arco eléctrico, un horno olla, una máquina de colada continua de calibres delgados y un horno túnel con un costo aproximado de US$140 millones. Esta expansión permite utilizar plenamente la capacidad instalada de la línea de rolado caliente del Molino #2 que fuera instalada en la Fase 1. El inicio de operaciones para la nueva línea de decapado con capacidad de 500 mil toneladas fue el 20 de agosto de 1998 y la línea de rolado en frío con capacidad de 210 mil toneladas inició operaciones el 21 de septiembre de 1998. Estas dos nuevas instalaciones alcanzaron 100% de su capacidad durante el primer trimestre de 1999.

Adicionalmente, durante 1997 y 1998, Hylsa invirtió US$48 millones y US$41 millones, respectivamente, para terminar varios proyectos en Alambrón y Varilla, incluyendo la instalación de un nuevo horno de fusión. El horno eléctrico nuevo, con capacidad de 120 toneladas por colada, sustituyó a los dos hornos existentes. Esta nueva instalación inició operaciones en julio de 1998. Adicionalmente, un nuevo horno olla sustituyó el horno olla existente. Estas inversiones están orientadas a incrementar la productividad, reducir costos, mejorar la calidad de los productos existentes y permitir el desarrollo de nuevos productos. Hylsa también invirtió en una unidad de desgasificado al vacío, una estación de esmerilado de palanquilla y un equipo de agitación electromagnética. Estas inversiones permitirán a Alambrón y Varilla producir productos de mayor valor agregado.

Hylsa invirtió US$74 millones durante 1999. Estas inversiones se relacionaron principalmente a las últimas erogaciones del proceso de modernización llevado a cabo en los años previos. El nivel de inversiones fue sensiblemente menor que en años anteriores dada la finalización del programa de modernización; situación que Hylsa aprovechó para enfocar esfuerzos hacia la reducción de deuda y el refinanciamiento de vencimientos de pasivo en los años 2000 y 2001 con objeto de evitar cualquier turbulencia asociada con las elecciones presidenciales que entorpeciera el manejo adecuado de su deuda.

En el año 2000, la empresa tuvo un desempeño positivo durante la primera mitad, que se apoyó en un fuerte volumen doméstico y de exportación, así como en incrementos en los precios internacionales de los productos siderúrgicos. A partir de la segunda mitad del 2000, la conjunción de fenómenos como la sobrevaluación del peso mexicano, una alza desmedida en el precio de los energéticos, la disminución de los precios internacionales del acero y la desaceleración de la economía americana y sus consecuentes efectos en la economía nacional, afectaron sensiblemente los resultados operativos y financieros de Hylsa.

Debido al deterioro ocasionado por las mencionadas variables, fue necesario implementar un plan de refinanciamiento en Hylsa que permitiese extender los vencimientos de su deuda de corto plazo, mejorar su perfil de liquidez y dispensar, por un plazo más amplio, el incumplimiento de ciertas razones financieras incluidas en determinados acuerdos de crédito bancarios. De acuerdo al plan de refinanciamiento negociado con las distintas instituciones financieras durante la parte final de 2000, concretado en marzo del 2001, los acreedores bancarios de corto plazo de Hylsa refinanciaron US$115 millones a un solo vencimiento en enero 31, 2002. De esta cifra, Alfa, tenedora de Hylsamex, otorgó una garantía por una tercera parte o US$38.3 millones. Adicionalmente, Alfa estableció una línea de crédito comprometida hasta por US$40 millones para apuntalar la liquidez de Hylsa, misma que se acciona cuando las reservas de Hylsa lleguen a un mínimo de US$ 10 millones. De manera simultánea, acreedores bancarios de largo plazo incluidos en créditos sindicados que totalizan US$400 millones accedieron a otorgar dispensas a razones financieras incluidas en los distintos contratos de crédito hasta enero 31, 2002.

El refinanciamiento del endeudamiento de corto plazo de Hylsa y la línea de crédito comprometida por US$40 millones otorgada por Alfa proporcionan tiempo adicional para buscar concretar un esfuerzo en la búsqueda de un socio estratégico y/o de llevar a cabo desinversiones en ciertas áreas de negocio. Desde la segunda mitad del año 2000 se han sostenido diversas conversaciones con potenciales entidades interesadas. A la emisión del presente reporte no existe ninguna información que sea necesario comunicar al público inversionista con respecto a este tema. En el momento en que exista información relevante al respecto, se informará de manera oportuna.

El 31 de diciembre de 2001 se constituyeron Hylsa Puebla, S.A. de C.V. e Hylsa Norte, S.A. de C.V. con el propósito de operar las líneas de producción de alambrón y varilla en la plantas de Xoxtla, Puebla y Apodaca, N.L.

A mediados del año 2002. Hylsamex finalizó su proceso de reestructuración de deuda iniciado en agosto del año anterior. Los principales acuerdos resultantes de la reestructuración de deuda y sus efectos en cada una de las entidades consolidadas se detallan a continuación:

HYLSA

1) Créditos bancarios

Hylsa reestructuró un total de US$785 millones de su deuda bancaria y como resultado redujo su deuda en US$467 millones conforme, principalmente, a lo siguiente:

- Alfa adquirió deuda por US$160 millones.
- Adicionalmente, Alfa capitalizó deuda por US$107 millones, de los cuales US$25 millones fueron aportados para apoyar la liquidez de Hylsa.
- Hylsamex sustituyó a Hylsa como deudor por US$193 millones, los cuales fueron posteriormente capitalizados en Hylsa.

Adicionalmente y derivado de la reestructuración, el vencimiento de los créditos bancarios existentes por US$318 millones se refinancian en pagos trimestrales de 2004 a 2009.

Como parte de la reestructuración de la deuda bancaria a cargo de Hylsa, se obtuvo una quita de deuda que ascendió a US$19 millones, y se presenta en el estado consolidado de resultados formando parte del rubro de “Otros gastos, neto”.

2) Eurobonos

En julio de 2002 Hylsa concluyó exitosamente sus negociaciones con los tenedores de los bonos colocados en el extranjero por US$300 millones, cuyo vencimiento original era 2007 (Bonos 2007). Hylsa intercambió US$161 millones de sus Bonos 2007 por bonos con vencimiento en 2010, devengando intereses al 10.5%. Bonos por US$139 millones no fueron reestructurados en su vencimiento y vencerán en 2007 como originalmente fueron contratados y seguirán devengando intereses al 9.25%.

3) Préstamo en unidades de inversión

El acuerdo de reestructuración incluyó pagarés de mediano plazo por $706 y su reestructuración consistió en i) la capitalización de intereses no pagados e intereses moratorios acumulados por $14 al 11 de marzo de 2002, fecha en que se aprobó la reestructuración por parte de la Asamblea de tenedores de pagarés de mediano plazo, ii) se modificó el valor nominal de los pagarés para quedar en 102.2020 UDI's y el monto total adeudado por Hylsa conforme a los pagarés sería de 223,457,587 UDI's, iii) se extendió el vencimiento de aproximadamente US$69.8 millones de marzo de 2005 a marzo de 2007, considerando que se concluyera la reestructuración de la deuda de Hylsa y se iniciara

la oferta de intercambio de certificados bursátiles con vencimiento en 2008 antes del 31 de enero de 2004.

4) Recursos de liquidez y garantías
Hylsa obtuvo una nueva línea de crédito revolvente a 30 meses por US$40 millones de los cuales US$11 millones estaban dispuestos al 31 de diciembre de 2002, además de una contribución de Alfa por US$25 millones en efectivo, que han sido utilizados para el servicio de la deuda de Hylsa y para fortalecer su capital de trabajo. Como resultado de la reestructuración de los créditos mencionados, la totalidad de los activos de la entidad se dieron en garantía de los créditos a cargo de Hylsa.

GALVAK
Galvak obtuvo una nueva línea de crédito a 5 años por US$140 millones que fue utilizada para refinanciar su deuda y para fondear necesidades de operación e inversiones en activos fijos, otorgando en garantía cuentas por cobrar y una línea de factoraje por US$10 millones.

HYLSAMEX
En julio de 2002 y de acuerdo a lo comentado en el punto 1 anterior, Hylsamex asumió US$193 millones de deuda que originalmente estuvo a cargo de Hylsa.

Como resultado de la transacción mencionada en el párrafo anterior, Hylsamex ha otorgado en garantía las acciones representativas del capital social de sus subsidiarias Hylsa y Galvak, así como Alfa cedió en garantía las acciones de Hylsamex.

Los contratos de deuda vigentes contienen ciertas obligaciones a cargo de la Compañía, destacando: (i) restricciones en la distribución de dividendos y pago de servicios corporativos a Alfa, (ii) proporcionar a los acreedores información para la aplicación de flujos de efectivo, (iii) revelar las transacciones efectuadas con partes relacionadas y limitar las mismas, (iv) límites a razones financieras que de no cumplirse en un plazo determinado a satisfacción de los acreedores, podrían considerarse como causa de vencimiento anticipado y (v) limitantes para fusiones, ventas de activos a terceros, contratación de deuda adicional, etc. Al 31 de diciembre de 2002 la Compañía cumplía satisfactoriamente con dichas restricciones y compromisos.

2.1.1.4. Estructura Corporativa

	% de tenencia al 31 de diciembre de	
	2002	**2001**
Hylsa Puebla, S.A. de C.V.	100	
Hylsa Norte, S.A. de C.V.	100	
Pegi, S.A. de C.V.	52	52
Consorcio Minero Benito Juárez- Peña Colorada, S.A. de C.V	51	51
Peña Servicios, S.A. de C.V.	100	100
Las Encinas, S.A. de C.V.	100	100
Comercializadora Las Encinas, S.A. de C.V.	100	100
Aceros Prosima, S.A. de C.V.	100	100
Materiales y Aceros Masa, S.A. de C.V.	100	100
Técnica Industrial, S.A. de C.V.	100	100
Transamerica E.&I., Corp.	100	100
Ferropak Servicios, S.A. de C.V.	100	100
Ferropak Comercial, S.A. de C.V.	100	

2.1.2. Galvak

En 1980 se constituyó Galvak, S.A. de C.V. (Galvak) con la adquisición de dos empresas, La Florida S.A. de C.V., establecida en 1936 y Acero Zinc S.A. de C.V., establecida 1959. En ese entonces, Galvak contaba solamente con una línea de galvanizado destinada a usos comerciales. Galvak ha pasado por un proceso intensivo de expansión y modernización que se inició desde su conformación.

Entre los principales desarrollos destacan:

(a) En 1980 arranca Galvak con una línea de galvanizado (G-I) de 100,000 TPA.
(b) En 1987 se adquirieron los activos pertenecientes a la empresa TEISA fabricante de bicicletas y motocicletas que era propiedad de Alfa localizada en Tepeji del Río, Estado de México para ubicarlos en Monterrey, con objeto de producir tubo galvanizado y perfiles galvanizados en Galvak.
(c) En 1989 entró en operación la primera línea de pintado con capacidad de 36,000 TPA.
(d) En 1992 se instaló la segunda línea de galvanizado G-II con capacidad de 140,000 TPA. En este año, también se incrementó la capacidad de la primera línea de pintado a 45,000 TPA.
(e) En 1993 se inauguró la planta de panel aislado Galvamet, teniendo como socio a la empresa italiana Metecno Spa. En 1995, la firma italiana vendió su participación a Galvak, manteniéndose como socio tecnológico. Galvamet arrancó con una capacidad de producción de 1.2 millones de metros cuadrados de panel por año.
(f) En 1996 se abrieron dos oficinas de venta en Estados Unidos, una en Los Angeles, California y la otra en Dallas, Texas. Estas oficinas se reemplazaron posteriormente por la actual oficina de Houston, Texas. También, en ese año, se inauguró una segunda línea de pintado con capacidad de 120,000 TPA.
(g) En 1997 se inauguró una segunda planta de Galvamet, con capacidad de 60,000 TPA de polín y otros productos rolados. En este mismo año se abrieron oficinas de venta en San José, Costa Rica y en Santiago de Chile. Además, se introdujo la producción de galvanneal en la línea de galvanizado G-II, que permite servir el mercado automotriz.
(h) En 1998 arrancó la tercera línea de galvanizado G-III con capacidad de 120,000 toneladas por año.
(i) En 2000, se terminó la modernización de la línea de Galvanizado G-I lo que le permite no sólo servir los segmentos comerciales sino otros segmentos industriales así como los de línea blanca y automotriz, e incrementó su capacidad a 140,000.
(j) En junio de 2001 Galvak compró a Hylsa las acciones del centro de servicios ACEREX.
(k) A raíz del proceso de reestructuración de la deuda de Hylsa, terminado en julio de 2002, Galvak refinanció sus pasivos existentes y obtuvo US$40 millones adicionales, con los cuales está fondeando un programa de expansión en la mayoría de sus líneas productivas. Se espera que los equipos empiecen a llegar durante mayo de 2003 y que para fin de las nuevas instalaciones comiencen a operar.

En la actualidad, Galvak cuenta con tres líneas de galvanizado con capacidad de 410,000 TPA, dos líneas de pintado con una capacidad total de 165,000 toneladas por año, 5 molinos de tubería con capacidad de 60,000 TPA y una línea con capacidad para producir 1.2 millones de metros cuadrados de panel en Galvamet. Asimismo, cuenta con una área de transformado que produce acanalados y cortes diversos con capacidad total de 270,000 TPA y con una red de distribución que abarca toda el área geográfica de México con 22 centros de distribución, 1 en Estados Unidos, 1 en Santiago de Chile y 1 en San José Costa Rica.

2.1.3. Principales Inversiones de Hylsamex

La siguiente tabla proporciona un desglose de las inversiones más importantes llevadas a cabo por Hylsamex de 1996 a la fecha:

Instalaciones	Proyecto	Objetivo	Inversión (US$ millones)
Minería	Molino autógeno en Peña Colorada	Reemplazo de 2 molinos obsoletos por uno moderno de mayor capacidad	16
	Desarrollo de minado subterráneo en Las Encinas	Aprovechamiento de mineral no expuesto mediante el desarrollo de minado subterráneo, prolongando vida de reservas	11
	Integración de reservas Cerro Náhuatl	Adquisición de terrenos para incorporar reservas en la mina Cerro Náhuatl	3
	Desarrollo Mina Aquila	Inicio de explotación de la mina Aquila con mineral en trozo de alta ley	8
Aceros Planos	Minimill, 2ª etapa	Instalación de un segundo horno eléctrico y colada continua para duplicar capacidad	143
	Línea de decapado y molino frío #4	Complementar inversión en Minimill con líneas acabadoras	42
	Hornos de recocido a base de Hidrógeno	Modernización del proceso de recocido con tecnología de punta	14
Reducción Directa	Planta 4M en Monterrey	Abastecer de materia prima de calidad al Minimill, con tecnología líder	75
	Reactor continuo y otras mejoras a la Planta 2P	Modernización con tecnología de punta para abastecer materia prima a la Acería Puebla	12
Aceración Puebla	Reemplazo de hornos de fusión	Mejorar la eficiencia del proceso y la calidad del producto de la Acería a través de la actualización tecnológica	41
	Nuevos productos Acería Puebla	Permitir la fabricación de aceros de mayor especificación para producir productos terminados de mayor valor	19
Laminación Puebla	Molino RSM y aumento de capacidad	Aumentar la gama de productos y la eficiencia operativa	15
Planta Norte	Aumento de capacidad de la acería y laminación	Incremento de capacidad, mejorando la competitividad de la planta en fabricación de varilla	8
Acerex	Slitter	Nuevo equipo de corte para el Centro de Servicio Acerex, mejorando la gama de trabajos ofrecidos al mercado	7
Galvanizado	Líneas de galvanizado GII y GIII	Incremento de capacidad en productos de alto valor agregado	62

2.2. Descripción de los Principales Negocios

2.2.1. Actividad Principal

Hylsamex es una de las compañías acereras más grandes de México en función de sus ingresos. La empresa produce una gran variedad de productos de acero primarios y de valor agregado para uso en los mercados de la construcción, de autopartes y de enseres domésticos, principalmente. Hylsamex conduce sus actividades a través de varias subsidiarias, las principales de ellas son: Hylsa, S.A. de C.V. (Hylsa) y Galvak, S.A. de C.V. (Galvak). Hylsa es la subsidiaria más importante y se dedica a la producción de acero, tanto rolado en caliente como en frío, en todas sus presentaciones, además de aceros no planos como alambrón y varilla, productos tubulares, así como perfiles estructurales ligeros. Galvak está concentrada en la producción de acero recubierto, como galvanizado, pintado, paneles aislados, además de tubería galvanizada para diversos usos industriales.

Además de lo anterior, Hylsamex tiene una copropiedad importante del desarrollo minero conocido como "Peña Colorada", ubicado en el estado de Michoacán. También explota concesiones mineras en otros dos lugares en los estados de Jalisco, Colima y Michoacán. Así mismo, Hylsamex es propietaria de la tecnología para reducción directa de mineral de hierro conocida como "HYL®", misma que comercializa internacionalmente. Adicionalmente, Hylsamex tiene una participación minoritaria de 21.93% en Siderúrgica del Orinoco (Sidor), la acerera venezolana.

El objetivo estratégico de Hylsamex consiste en posicionarse como la acerera de mejor margen en Norteamérica. Para alcanzar dicho objetivo, en años recientes ha implementado una serie de acciones como las siguientes: a) modernizar y expandir sus instalaciones productivas, b) incrementar la integración vertical a través de mayor participación en el negocio de procesamiento de productos de acero de valor agregado, y finalmente, c) mantener un programa permanente de reducción de costos y gastos. A través de lo anterior, Hylsamex espera mejorar su posición como el proveedor preferido en México y su competitividad en los mercados internacionales.

2.2.1.1. Procesos Industriales

Proceso Industrial de Hylsa, S.A. de C.V.

- **Aceros Planos** opera bajo el concepto de minimill-integrado (ruta de horno de arco eléctrico), utilizando como insumo el fierro esponja elaborado a partir del mineral de hierro de las minas que Hylsamex posee en el Pacífico. El fierro esponja, en combinación con otros sustitutos de hierro virgen (como el arrabio y la briqueta) y la utilización de chatarra de acero de origen doméstico o de importación, conforman la carga metálica. Las proporciones de cada insumo en la misma varían dependiendo de la disponibilidad y costo en determinado momento. Dicha carga metálica es fundida, junto a otros elementos, en el horno de arco eléctrico; proceso que se logra a través de cátodos, ánodos y energía eléctrica. En el caso del Molino #1, el resultado de dicho proceso es el lingote de acero, que posteriormente se recalienta para su posterior transformación en lámina rolada en caliente. A diferencia del Molino #1, en el Molino #2 (el cual es tecnológicamente más avanzado, y al que se han dirigido la mayor parte de las inversiones hechas en los últimos años) el acero fundido obtenido del horno eléctrico y refinado en el al horno olla, se conduce directamente al proceso de colada continua de planchón delgado, al horno de recalentamiento y al molino, en donde se reduce el calibre del planchón y se obtiene la lámina rolada en caliente.

  En el último año, la mayor parte de la producción de aceros planos se llevó a cabo en el Molino #2, ya que es más eficiente, debido en gran parte, al proceso de colada continua. Este proceso permite el ahorro de energía al no tener que recalentar los lingotes de acero (como sucede en

otras instalaciones) para su procesamiento posterior; además, no se invierten recursos adicionales en el manejo de inventarios intermedios como es el caso de los lingotes.

Todos los procesos posteriores a lo descrito hasta aquí están dirigidos a dar valor agregado a la lámina rolada en caliente, y básicamente consisten en el tratamiento de la superficie de la lámina (proceso de decapado, de recocido, de skin pass y tensonivelado) y en reducir su calibre (espesor) (proceso de rolado en frío).



Chatarra
Horno de Recalentamiento
Molinos Desvastadores
Lingotes
Proceso HYL®
Mineral de Hierro
Molino Caliente #1
Molino #1
Molino #2
Chatarra
Colada Continua
Fierro Esponja
Horno Olla
Horno Tunel
Molino Caliente #2

- **Alambrón y Varilla** opera con un proceso que es muy similar al que se realiza en el Molino #2 de Aceros Planos. La diferencia consiste en el molde de la colada continua y en el molino de laminación, que es donde precisamente se da forma al alambrón y a la varilla.



Chatarra
Proceso HYL®
Horno Olla
Pellets de mineral de hierro
Colada Continua
Cama de Enfriamiento
Molinos de Reducción
Horno de Recalentamiento
Alambrón y Varilla
Molinos Terminadores

- **Aceros Tubulares** utiliza como insumo lámina rolada en caliente, la cual es cortada, doblada, formada, y soldada en tubos con costura y perfiles estructurales ligeros.



Materia Prima: Rollo de Lámina Caliente
Línea de Corte
Cintas
Almacén
Corte Longitudinal
Soldadura Alta Frecuencia
Soldado Puntas y Colas
Horno de Inducción
Molino Reductor
Cortadora
Enderezadora
Biselado
P. Hidrostática
Galvanizado
Decapado
Almacén
Roscado
Barnizado

- **Materias Primas** está encargada de la exploración y localización de yacimientos, extracción y beneficio de mineral de hierro y su transformación en pélets. Su proceso productivo está dividido en dos fases:

  - **Fase 1. Localización y extracción de mineral**
    1. **Localización de minerales ferríferos**. Mediante dispositivos aéreos y terrestres se localizan los yacimientos de mineral de hierro.
    2. **Exploración geológica**. Se realiza para determinar la cantidad, calidad y forma del yacimiento, así como la formación y naturaleza de la tierra y las rocas que rodean y contienen el depósito de mineral.
    3. **Planeación de la explotación**. Incluye la factibilidad de explotación, levantamientos topográficos, evaluación de reservas, plan de explotación y secuencia de minado.
    4. **Extracción de mineral y separación de material estéril**. La extracción consiste en la barrenación, tumbe, carga y acarreo de mineral a trituración; o si es material estéril su colocación en lugares sin uso posterior.
    5. **Trituración de mineral.** Una vez extraído, el mineral deberá reducírsele de tamaño e igualar su calidad a través de la molienda y separación del mineral con bajo contenido de fierro (Ley); posteriormente se le deposita en conos homogeneizadores y se transporta al proceso de Peletizado.
    6. **Proceso de Beneficio de Mineral y Peletizado** está destinado a eliminar las impurezas (ganga) que el mineral trae consigo de manera natural, aumentar el contenido de mineral por unidad y a reducir la cantidad de fierro magnético mediante la oxidación.

- **Fase 2.**
  1. **Molienda primaria.** El mineral transportado a la Planta Peletizadora se introduce paulatinamente al molino de bolas para ser molido a un grado o tamaño tal que permita de una manera directa separar las partículas de hierro de la ganga.
  2. **Concentración primaria.** Una vez molido, el mineral se pasa a través de tambores magnéticos para que aprovechando sus propiedades magnéticas, se adhiera al magneto y las partículas de hierro puedan ser separadas del material estéril.
  3. **Molienda secundaria.** El fierro separado en la concentración primaria suele contener algunas impurezas, razón por la cual se le vuelve a moler para aumentar la liberación de partículas de hierro magnético.
  4. **Concentración secundaria.** El material por segunda ocasión requiere ser concentrado, al haber sido liberado de los residuos de material estéril. La concentración secundaria tiene como objetivo agrupar las partículas de hierro e ir aumentando el contenido de hierro por unidad.
  5. **Molienda terciaria.** Para aprovechar al máximo el mineral de hierro molido y concentrado en las fases anteriores, se vuelve a moler hasta dejarlo en las mejores condiciones que el proceso requiere al eliminar la mayoría de las impurezas posibles.
  6. **Concentración terciaria.** Se reúnen las condiciones y características de molienda y contenido de hierro por unidad que el proceso requiere, además de haber eliminado la mayor parte de las impurezas, dejando listo el material para la siguiente etapa del proceso. Las impurezas o ganga se envían a un tanque espesador para recuperar la mayor parte del agua. Estas etapas contribuyen directamente a la calidad química del pélet al aumentar o disminuir el contenido del fierro (Ley).
  7. **Filtración.** Los procesos anteriores utilizan como elemento auxiliar el agua, de la cual se elimina el exceso, y en la filtración sólo se deja la humedad necesaria para facilitar más adelante la aglomeración de bolas.
  8. **Boleo o formación de pélets.** Con la humedad necesaria, el mineral de hierro se envía a discos peletizadores que por el efecto de Bola de Nieve, la inclinación y velocidad a la que giran hacen posible la formación de pequeñas bolas o pélets de color verde oscuro y del tamaño deseado.
  9. **Cribado del pélet verde.** Se seleccionan en función del tamaño, se procesan aquellos que cumplan las especificaciones y se reprocesan los que se exceden en tamaño. Para esto se usa un proceso de cribado basado en una serie de rodillos, que sólo permiten el paso a los que cumplen las normas.
  10. **Horno de endurecimiento.** A una temperatura de 1,300°C se consolidan y endurecen los pélets para su manejo y transportación posterior.

- **Tecnología HYL®** opera con un proceso basado en gas natural para la producción de hierro reducido de alta calidad, en cualquiera de las siguientes presentaciones: HRD (Hierro de Reducción Directa), HBC (Hierro Briqueteado en Caliente), Hierro HYTEMP (alimentado caliente a la acería).



Circuito de Reducción
CO_2
Condensador de Agua
Mineral de Hierro
Generación de Gas Reductor
Combustible
Circuito de Enfriamiento
Eliminación de CO_2
Agua
Reactor
Gases
Zona de Reducción
Enfriador de Gases
Gas Natural
Calentador
Condensador de Agua
Agua
Reformador
Zona de Enfriamiento
Agua
Hierro de Reducción Directa
Combustible
Gas Natural

Proceso Industrial de Galvak, S.A. de C.V.
Galvak produce acero galvanizado en un proceso de inmersión continuo utilizando tecnología de punta. Los rollos de lámina rolada el frío cruda (materia prima para el proceso de galvanizado) pasan por un proceso de lavado, en el que se limpia su superficie para posteriormente pasar por un horno de recalentamiento, proceso inmediato a la inmersión de la lámina en una paila de zinc líquido con lo cual se obtiene una superficie recubierta resistente a la corrosión.

El acero pre-pintado se obtiene al procesar los rollos de lámina a través de rodillos que aplican continuamente capas de pintura para crear una superficie uniforme en cada lado del rollo de acero. El proceso de pintado se puede realizar directamente a la lámina fría cruda o a la lámina galvanizada. El acero galvanizado se puede procesar en formas diversas para proveer al mercado de la construcción, tales como perfiles de acero galvanizado, tubería mecánica, polines u otras formas. En el centro de transformación de Galvak se corta el acero en diferentes formas, ya sea en hojas o en tiras, y también se le añade valor al pasar por rodillos para diferentes presentaciones acanaladas.

En Galvamet se fabrican paneles aislados, los cuales sirven para paredes o techos. El proceso consiste en recubrir el material aislante espuma de poliuretano, con dos láminas de acero galvanizado y pintado.


Torre de Enfriamiento
Precalentamiento
Horno
Medidor de Espesores
(Capa de Zinc)
Desenrrolladores
Nivelador
Aceitado
Acumulador
de Entrada
Medidor de Espesor
Lámina Negra
Paila
Galvanizado
Pasivador
Acumulador
de Salida
Enrrollador
de Salida

2.2.1.2. Fuente y Disponibilidad de Materias Primas

Hylsamex es un mini-mill integrado que, a diferencia de las siderúrgicas tradicionales, utiliza como principales insumos el mineral de hierro, la chatarra y la electricidad. La materia prima principal de las siderúrgicas tradicionales son el mineral de hierro, el carbón y el combustóleo. Dados los menores niveles de inversión iniciales requeridos en los mini-millls que Hylsa utiliza, se necesita un menor volumen de producción para llegar al punto de equilibrio financiero (ventas – costos fijos) que el de las acerías tradicionales, lo que se traduce en una mayor flexibilidad en los niveles de producción.

Las subsidiarias mineras de Hylsamex son dos: Las Encinas y Peña Colorada.

Mina	Subsidiaria de Hylsa	Ubicación
Cerro Náhuatl	Las Encinas, S.A. de C.V.	Colima, México
Aquila	Las Encinas, S.A. de C.V.	Michoacán, México
El Encino (San Ramón)	Las Encinas, S.A. de C.V.	Jalisco, México
Peña Colorada	Consorcio Minero Benito Juárez-Peña Colorada, S.A. de C.V.	Colima, México

Hylsamex está verticalmente integrada, abasteciendo una gran cantidad de materia prima de sus minas de mineral de hierro. Hylsa es dueño de 100% de Las Encinas y de 50% de Peña Colorada, la mina de hierro más grande de México.

Las Encinas, con capacidad instalada de 1.8 millones de toneladas al año, se compone de tres minas separadas (El Encino, Cerro Náhuatl y Aquila) localizadas cerca de su planta peletizadora en el estado de Colima. La operación de la mina El Encino, prácticamente agotada como mina a cielo abierto, continuó bajo un esquema de minado subterráneo (cuerpo minero San Ramón, dentro de mina El Encino), y actualmente no está en explotación.

Como consecuencia directa del retroceso en la economía de Estados Unidos de Norteamérica, la disminución en la demanda doméstica y una fluctuación súbita y desmesurada en el precio del gas natural, la administración de la Compañía decidió cerrar ciertas plantas de reducción directas a finales del 2000. La única mina que permaneció en operación en el año 2001 fue Aquila. Durante 2002, la planta peletizadora localizada en el Estado de Colima se reabrió para continuar agotando los

inventarios de mineral de hierro de Aquila así como de Cerro Náhuatl y San Ramón. La producción total de las instalaciones peletizadoras en 2002 fue de 1,346,000 toneladas.

Peña Colorada cuenta con una mina en Minatitlán, Colima, cuyas reservas probadas en operación equivalen a 12 años de producción y con reservas en exploración que elevarán ese lapso considerablemente. También cuenta con una peletizadora en Manzanillo, Colima, cuya capacidad de producción es de 3.5 millones de toneladas de pélet al año (50% para Hylsa). Peña Colorada, además, cuenta con instalaciones para transporte marítimo y ferroviario.

En 2002, Hylsa cubrió sus requerimientos de mineral de hierro, abasteciendo 43% de Las Encinas y el resto de Peña Colorada. Basados en las reservas probadas de mineral de hierro al 31 de diciembre de 2002, en las minas Las Encinas y Peña Colorada, Hylsamex estima tener asegurado su abastecimiento de mineral por más de 20 años.

El mineral de hierro de estas minas se utiliza para producir fierro esponja usando la tecnología HYL® en módulos adyacentes a los hornos ubicados en Monterrey y Puebla. Esta tecnología propia ha permitido, en períodos extensos de tiempo, aislar en cierta medida a Hylsa de la fluctuación del precio de la chatarra y permite la manufactura de productos de alta calidad. Sin embargo, una fluctuación súbita y desmesurada durante el año 2000 en el precio del gas natural, que se utiliza como un agente reductor en el proceso de producción de fierro esponja, interrumpió un largo período de estabilidad en el costo de producción del mineral de hierro reducido o fierro esponja, al grado que ciertas plantas de reducción directas fueron cerradas a finales del 2000.

La Compañía suspendió parcialmente la producción de fierro esponja por compras de insumos sustitutos de hierro reducido como la briqueta y el arrabio, además de utilizar mayores porcentajes de chatarra de acero. En julio del año 2001, Hylsa decidió reactivar algunas de las instalaciones dado que el precio del gas natural se ha ajustado a niveles anteriores. Hylsamex mantiene flexibilidad en el uso de su materia prima, ajustando el balance entre el fierro esponja y la chatarra de acuerdo al uso final del acero que se está produciendo. A través de los años, la Compañía ha expandido sus instalaciones de producción de fierro esponja.

Adicionalmente, existen algunas subsidiarias de Hylsamex que se dedican al acopio y procesamiento de chatarra. Durante el año 2002, la Compañía compró, a través de estas subsidiarias, el 68% de sus necesidades de chatarra y el remanente fue adquirido de comercializadores de chatarra independientes.

2.2.1.3. Descripción del comportamiento cíclico de los principales negocios

Históricamente, la industria del acero en el mundo ha sido de naturaleza cíclica. La industria del acero está influenciada por varios factores fuera del control de los productores, incluyendo, entre otros, períodos de crecimiento económico y de recesión, la valuación relativa de varias monedas, la sobrecapacidad a nivel mundial y los niveles de tarifas arancelarias para las importaciones.

Algunos tipos de acero básico considerados commodity o de escaso valor agregado continúan fuertemente ligados a la ecuación oferta/demanda, y sus precios han mostrado más volatilidad como resultado de condiciones generales y específicas de la industria. Sin embargo, el desarrollo de nuevas tecnologías, la planeación y prácticas de manufactura, y sobretodo el know-how metalúrgico permiten que los productores se puedan enfocar en productos más especializados, cuyos precios son menos susceptibles que los de los productos commodity. Después de que Hylsamex terminó su programa de modernización, sus plantas productivas están ahora diseñadas para tomar ventaja de estas nuevas tecnologías, prácticas de manufactura y know-how.

2.2.1.4. Categorías de Productos

Los ingresos de Hylsamex provienen, en su mayoría, de la venta de productos de acero tales como lámina rolada en caliente, lámina rolada en frío, productos tubulares, lámina recubierta (galvanizada y pintada), varilla y alambrón, así como de otros ingresos provenientes del Centro de Servicio Acerex y otros.

2.2.2. Canales de Distribución

- **Aceros Planos** vende directamente sus productos a clientes industriales y también utiliza distribuidores para colocarlos en el mercado. También utiliza a una subsidiaria de Hylsa denominada Aceros Prosima, S.A. de C.V. que opera como distribuidor de acero, vendiéndole cierto tonelaje para su posterior comercialización en mercados de menudeo y medio mayoreo. Además, para transportar producto terminado, Aceros Planos utiliza una subsidiaria de transporte propiedad de Hylsamex cuya flotilla al 31 de diciembre de 2002 era de 163 tracto camiones, y que tiene terminales en Monterrey, Puebla, Ciudad de México, Matamoros y Nuevo Laredo. Aceros Planos utiliza también transportes propiedad de terceros.

- **Alambrón y Varilla** vende el producto directamente a distribuidores y clientes de tipo industrial. Específicamente, en la varilla se requiere de inventarios de distintos calibres y presentaciones (en rollo o recta) para enfrentar las necesidades de los distribuidores, principalmente. Asimismo, Alambrón y Varilla utiliza una subsidiaria de Hylsa denominada Masa, S.A. de C.V. (Masa) que opera como distribuidora de productos no planos. En el caso del alambrón y las barras, éstos se fabrican de acuerdo a órdenes de producción y se venden directamente a clientes industriales.

- **Aceros Tubulares** cuenta con oficinas de venta y bodegas en Monterrey, Guadalajara, Mérida y la Ciudad de México. Adicionalmente utiliza la red de distribución de Galvak para atender a sus clientes y a distribuidores externos para sus ventas nacionales. Las ventas de exportación se canalizan principalmente vía distribuidores de acero (steel distributors).

- **Galvak** cuenta con 22 centros de servicio en la república mexicana, uno en Estados Unidos (en Laredo, Texas), así como oficina de venta en Toronto, Canadá. También cuenta con oficinas comerciales y bodegas de distribución en San Antonio, Texas, San José Costa Rica y en Santiago de Chile.

2.2.3. Patentes, Marcas y Licencias y Otros Contratos

De entre las marcas registradas que la Hylsamex posee, se pueden enumerar las siguientes aplicables a productos de Alambrón y Varilla:

- RE-42
- R-52
- R-30
- R-60
- R-42

Algunos de los procesos de producción desarrollados por Hylsamex, como el de Reducción Directa HYL®, representan un activo muy importante para la Compañía, ya que es tecnología propia

que se exporta a otros países. La tecnología empleada y desarrollada por Hylsamex se encuentra protegida principalmente por patentes en México, Estados Unidos y sus equivalentes en otros países. Desde los años 50's se han solicitado patentes sobre más de 100 invenciones diferentes en un promedio de 10 a 15 países, con lo cual se han obtenido más de 1,200 patentes en diversos países. De las que actualmente están vigentes, se mencionan las siguientes:

1. Patente 6,039,916 en Estados Unidos del 21 de marzo de 2000, relativa al proceso de reducción directa sin reformador.

2. Patente 6,050,289 en Estados Unidos del 18 de abril de 2000, que se refiere a las válvulas especiales que se utilizan en el proceso de reducción directa; y sus correspondientes solicitudes en otros países.

3. Patente 6,027,545 del 22 de febrero de 2000, relacionada con el proceso de reducción directa sin reformador y otras solicitudes correspondientes en otros países.

4. Patente 176766 en México, del 24 de noviembre de 1994 con fecha de expiración el 9 de enero de 2010. En Estados Unidos, patente US 5296015 del 22 de marzo de 1994 con fecha de expiración: 22 de marzo de 2011. Esta patente es relativa al proceso HYTEMP® y se refiere al método de transportar neumáticamente fierro esponja a altas temperaturas desde el reactor de reducción directa hasta un punto remoto donde puede ser enfriado y almacenado o hasta un horno eléctrico para producir acero.

5. Patente en Estados Unidos US 5447550 del 5 de septiembre de 1995 con fecha de expiración: 5 de septiembre de 2012. En México no se solicitó patente. Esta patente protege el método de control que se emplea en un sistema de transporte neumático HYTEMP®.

6. Patente 162728 en México del 20 de junio de 1991 con fecha de expiración el 20 de junio de 2005. En Estados Unidos de Norteamérica US 4528030 del 9 de julio de 1985 con fecha de expiración: 9 de julio de 2002. La cual es referida al proceso mediante el cual el gas reductor de la planta de fierro esponja se genera mediante la reacción de gas natural con agua.

7. Patente 6,039,283 del 21 de marzo de 2000, relativa a un equipo para enrollar lámina ultra-delgada en un molino de laminación, desarrollada en cooperación técnica con la empresa SMS.

8. Patente 6,290,434 del 18 de septiembre, 2001, que se refiere a equipo usado en el sistema de transporte neumático de hierro esponja a alta temperatura.

Estas patentes protegen varios aspectos de la tecnología utilizada en las plantas de Hylsamex, así como la que se está comercializando a otras empresas a nivel mundial. Además, existen otras solicitudes de patente en trámite, las cuales aún no se publican. Hylsamex también es poseedora de las siguientes marcas comerciales que tienen un amplio reconocimiento entre sus clientes, entre las que se encuentran Hylsa, HYL, HY-Recovery y HYTEMP.

De entre las marcas registradas con las que cuenta Galvak, se pueden nombrar las siguientes:

Agropanel	Galmet	Galvalok	Galvatherm	Supermuro 1000
Aklum	Galuzinc	Galvamet	Galvatile	Superwall
Alum	Galvbarro	Galvamuro	Galvatubo	Supra
Arkiflat	Galvacer	Galvaneal	Galvbarro	Termal
Arkirib	Galvacero	Galvanil	Glamet	Unipamel
Condulek	Galvacoat	Galvanneal	Habitapanel	Zincal
Duragal	Galvadek	Galvapanel	Lum	Zincalum
Durazinc	Galvadur	Galvaplus	Mono	Zinkal
Frescadur	Galvak	Galvashake	Monomuro 1000	Zinkalum
Freskadur	Galvakolor	Galvatecho	Panel R	
Freskalum	Galvakryl	Galvateja	R Panel	
Frigopanel	Galval	Galvatek	Refrimuro	

2.2.4. Principales Clientes

En 2002, el 64% del volumen embarcado de Hylsamex se vendió directamente a los consumidores finales y el 36% se vendió a compañías comercializadoras y distribuidores. Los 10 principales clientes de la Compañía representaron 24% de las ventas de 2002, y el cliente más grande representó 3% de las ventas.

2.2.5. Legislación Aplicable y Situación Tributaria

Hylsamex está constituida como una sociedad anónima mexicana y realiza la mayoría de sus operaciones en el territorio nacional. Como tal, está sujeta a las disposiciones legales aplicables a todas las empresas mexicanas, incluyendo la Ley General de Sociedades Mercantiles, la Ley del Impuesto sobre la Renta, la Ley del Impuesto al Valor Agregado, la Ley Federal del Trabajo, entre otras.

Las operaciones de Hylsamex también están reguladas por leyes federales y estatales relativas a la protección del medio ambiente (entre otras) que establecen límites máximos permisibles de contaminantes en descargas de aguas residuales a los sistemas de alcantarillado, y en aguas residuales tratadas. También se regulan los métodos de medición y los máximos permisibles, de concentraciones de monóxido de carbono en el aire, de partículas suspendidas, niveles de ozono, concentración de bióxido de azufre, así como también los procedimientos para la calibración de los equipos de medición de dichos contaminantes. Debido a la realización de actividades especiales como la minería, Hylsamex también está sujeta a leyes particulares como la ley minera.

Hylsamex y sus empresas cuentan con licencias ambientales y demás de funcionamiento y salubridad que se requieren, así como con programas de auditorías ambientales.

A la fecha de este reporte, Hylsamex no es parte de juicios, procesos o demandas legales importantes, que de resolverse en contra de la compañía pudieran tener un efecto importante adverso a la misma.

2.2.6. Recursos Humanos

Al 31 de diciembre de 2002, Hylsamex y Subsidiarias empleaba a 7,207 personas, de las cuales 2,807 eran empleados de confianza y 4,400 eran trabajadores sindicalizados. Los trabajadores sindicalizados de la mayoría de las empresas de Hylsamex pertenecen a un sindicato independiente agrupado en la Federación Nacional de Asociaciones Sindicales Autónomas (FENASA). Los trabajadores sindicalizados de Consorcio Minero Benito Juárez — Peña Colorada pertenecen al Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana.

Hylsamex y Subsidiarias renegocian contratos colectivos con el sindicato cada dos años y los ajustes salariales se hacen en una base anual. La Compañía mantiene una buena relación con su fuerza laboral y nunca ha tenido huelgas.

2.2.7. Desempeño Ambiental

Las operaciones de la Compañía están sujetas a las regulaciones federales y estatales con relación a la protección del medio ambiente. La ley fundamental acerca del medio ambiente en el sistema federal mexicano es la Ley General de Balance Ecológico y Protección Ambiental. La Secretaría del Medio Ambiente y Recursos Naturales (SEMARNAT) es la autoridad federal encargada de supervisar la observancia y la aplicación de las leyes reguladoras del medio ambiente. Como parte de sus poderes de aplicación, la SEMARNAT está autorizada a proceder administrativa y legalmente en contra de las compañías que violen las leyes del medio ambiente y a clausurar las plantas que no cumplan con dichas disposiciones. Bajo la Ley General de Balance Ecológico y Protección Ambiental, el Gobierno Mexicano ha implantado un extenso programa de protección del medio ambiente al promulgar regulaciones concernientes al agua, tierra, aire y contaminación por ruido, y a las substancias peligrosas. Adicionalmente, el Gobierno Mexicano ha ratificado regulaciones concernientes a la importación de substancias peligrosas y a los desechos.

Bajo la Ley General de Balance Ecológico y Protección Ambiental, una compañía puede requerir la inspección de sus plantas productivas y establecer convenios con las autoridades federales mexicanas en los que la compañía acuerda adecuar sus plantas a las disposiciones de dicha Ley. Las inspecciones llevadas a cabo por las autoridades mexicanas han revelado condiciones en ciertas de las instalaciones de Hylsamex en las que se pudiera no estar conforme a las regulaciones y leyes del medio ambiente mexicanas. La Compañía ha establecido voluntariamente convenios con las autoridades federales y estatales en las que se acuerda, entre otras cosas, a invertir más en equipos anticontaminantes más efectivos para sus plantas.

La Compañía ha gastado, y puede ser obligada a gastar en el futuro, montos sustanciales para cumplir con las leyes y regulaciones federales y estatales acerca del medio ambiente. La Compañía invirtió aproximadamente US$0.4 millones en proyectos anticontaminantes en los años 2000, 2001 y 2002 para cumplir con los estándares del medio ambiente. La mayoría de tales inversiones están enfocadas a equipos de reducción de emisiones de polvo y humo en las plantas de fierro esponja en Monterrey y Puebla y protección ambiental en las minas. La Compañía no espera incurrir en gastos de capital significativos en proyectos anticontaminantes en sus otras plantas. Debido a que las leyes del medio ambiente se han vuelto cada vez más restrictivas en México, las inversiones en activos de la Compañía y las erogaciones por cumplimiento de estas leyes pueden incrementarse en el futuro. Adicionalmente, no hay garantía de que modificaciones a las leyes reguladoras actuales o la adopción de leyes y regulaciones más estrictas, no resultará en la necesidad de inversión en equipo de control

de contaminación que actualmente no forma parte del programa de inversión de la Compañía, o puedan tener un efecto adverso en los resultados de las operaciones de la Compañía.

No existe seguridad de que una aplicación más estricta de las leyes ambientales actuales o cambios en las mismas, investigaciones posteriores por la SEMARNAP o por otras autoridades presentes o futuras, o leyes o regulaciones ambientales adicionales a las actuales no resulte en la necesidad por parte de Hylsamex o sus subsidiarias de mayores inversiones en equipos de protección al ambiente que actualmente no están contempladas en los planes de inversión de Hylsamex o sus subsidiarias, lo que podría tener efectos negativos en los resultados operativos de la Compañía.

2.2.8. Información de Mercado

De acuerdo a información oficial publicada por la CANACERO, en el año 2002 la producción de acero líquido de Hylsa representó el 20% de la producción anual en México. Sin tomar en cuenta a Imexsa, empresa que se dedica a la producción de planchón (producto semi-terminado), Hylsa ocuparía, al la par que AHMSA, el primer lugar en producción de acero.

Producción de Acero por Empresas*



20%
23%
24%
Otros
5%
6%
6%
Tamsa
12%
13%
9%
Sicartsa
18%
17%
20%
Hylsa
21%
23%
20%
Ahmsa
23%
18%
21%
Imexsa
2000
2001
2002
Volumen anual
('000 tons)
15,631
13,300
14,051

* Fuente: CANACERO, Diez años de Estadística Siderúrgica 1993-2002

Los principales sectores consumidores de lámina rolada en caliente son la industria de la construcción, los fabricantes de contenedores y tanques y los productores de partes automotrices. Los consumidores nacionales de lámina rolada en frío incluyen los productores de tubería, perfiles y partes automotrices, línea blanca y empaques. El principal competidor de Hylsamex en lámina rolada en caliente y lámina rolada en frío es Altos Hornos de México, S.A. de C.V. (Ahmsa) ubicado en Monclova, Coahuila, un productor integrado que fabrica una extensa variedad de productos de acero. Otro competidor es APM S.A. de C.V., perteneciente a Grupo Imsa, S.A. de C.V. En el año 2002, las importaciones de lámina rolada en caliente y lámina rolada en frío cubrieron el 24% de los requerimientos del mercado doméstico.

Los calibres más gruesos de varilla reforzada se utilizan en la construcción de edificios y en obras de infraestructura. En lo que respecta al alambrón, la presentación de bajo carbón se utilizan en la industria de la construcción, como alambre, malla y clavo, mientras que el alambrón de alto carbón tiene otros usos industriales como la fabricación de ceja de llanta, resorte colchonero, estrobos, alambre para concreto pre-esforzado, etc. Los alambrones microaleados y barras se utilizan para la fabricación de soldadura automática para la industria automotriz y para fabricar piezas forjadas en frío. La Siderúrgica Lázaro Cárdenas — Las Truchas, S.A. de C.V. (Sicartsa), ubicada en Lázaro Cárdenas, Michoacán e Hylsamex son los competidores líderes en el mercado nacional de alambrón y varilla. Otros competidores son Aceros San Luis, S.A. de C.V. y DeAcero, S.A. de C.V., los cuales, en conjunto con otros proveedores y relaminadores regionales, tienen una participación en el mercado relativamente menor.

El mercado mexicano para tubería de acero soldada de pequeño diámetro es regional y sin competencia de producto importado. Los pedidos son generalmente pequeños, con un amplio rango de especificaciones de productos. Hylsamex es el principal productor en este mercado. Su principal competidor es Tubería Nacional, S.A. de C.V.

El mercado de acero recubierto incluye entre sus principales segmentos a la construcción, manufactura diversa (aires acondicionados, muebles, iluminación, etc), la línea blanca y partes automotrices. Se trata de un mercado que incluye clientes industriales que requieren de altas especificaciones de producto y de un sector más comercial servido a través de distribuidores y ferreterías. En cuanto a la tubería con costura de pared gruesa (activos de Hylsa Aceros Tubulares), sus usos son la conducción de fluidos, la industria de la construcción mediante la producción y venta de perfiles estructurales, así como la venta al segmento petrolero con el tubo API (American Petroleum Institute).

El sector galavanizador en México ha tenido desde siempre una vocación exportadora, desplazando producto a mercados del exterior, entre ellos, la región del TLC, Centroamérica, el Caribe y Sudamérica. Galvak exportó en el 2002 28.2% de su volumen total de ventas. Un panorama similar presenta la tubería de pared gruesa con costura, siendo junto con el galvanizado un producto de alto valor agregado que se exporta también dentro de las regiones ya indicadas. De las ventas totales de tubería con costura en 2002, 24% se vendió en los mercados del exterior.

El principal competidor doméstico en acero recubierto es Imsa, S.A. de C.V. Un competidor de menor escala es Zincacero, S.A. de C.V, que tiene una línea de galvanizado que cubre los usos comerciales. Adicionalmente hay presencia de importaciones en el mercado mexicano, una porción de este acero complementa la gama producida por los productores mexicanos pero parte del producto está en competencia directa con los procesadores de acero localizados en México.

En cuanto a la venta de tecnología HYL® de reducción directa, ésta se ve más favorecida en mercados o áreas geográficas donde existe disponibilidad de gas natural a precios accesibles y acceso a mineral de hierro, sin embargo también se pueden utilizar otros combustibles que generan los gases reductores dentro o fuera del proceso HYL®. Hylsamex ha participado en varios proyectos (ahora 100% en operación), los cuales utilizan el proceso HYL®. Estos incluyen plantas en Indonesia, Venezuela, Brasil, México, India, Rusia, Arabia Saudita y Malasia e Irán.

En lo que respecta a asesoría técnica, la Compañía aprovecha su amplia experiencia en procesos de manufactura siderúrgicos y en el procesamiento de acero. En este sentido, HYL ha proporcionado asesoría técnica y entrenamiento en el proceso de manufactura de lámina delgada, galvanizada y pintada, así como también en otros procesos de producción a compañías ubicadas en países tales como: Alemania, Egipto, Tailandia, India, Estados Unidos, España, China y otros. En

referencia a lo anterior, la Compañía ha establecido acuerdos con SMS Demag de Alemania, United Engineers and Consultants (UEC de EUA) y Danieli & Co. SpA. (Italia) para comercializar las tecnologías y servicios no relacionadas con la reducción directa de mineral, desarrolladas en Hylsa, y proveer servicios técnicos relacionados con ésta.

2.2.9. Estructura Corporativa

Hylsamex es una empresa controladora pura, es decir, no realiza actividades de tipo operativo directamente, sino que lo hace a través de empresas subsidiarias. En la tabla que se presenta a continuación, se ilustra la forma en que Hylsamex ha organizado la propiedad accionaria de sus empresas subsidiarias.

	% de tenencia al 31 de diciembre de					
	2002			**2001**		
Hylsa, S.A. de C.V. y subsidiarias:	100			100		
Hylsa Puebla, S.A. de C.V.		100				
Hylsa Norte, S.A. de C.V.		100				
Pegi, S.A. de C.V.		52			52	
Consorcio Minero Benito Juárez- Peña Colorada, S.A. de C.V		51			51	
Peña Servicios, S.A. de C.V.			100			100
Las Encinas, S.A. de C.V.		100			100	
Comercializadora Las Encinas, S.A. de C.V.		100			100	
Aceros Prosima, S.A. de C.V.		100			100	
Materiales y Aceros Masa, S.A. de C.V.		100			100	
Técnica Industrial, S.A. de C.V.		100			100	
Transamerica E.&I., Corp.		100			100	
Ferropak Servicios, S.A. de C.V.		100			100	
Ferropak Comercial, S.A. de C.V.		100				
Galvak, S.A. de C.V. y subsidiarias:	100			100		
Galvacer America, Inc.		100			100	
Galvacer Chile, S. A.		100			100	
Galvacer Costa Rica, S.A.		100				
Acerex, S.A. de C.V.		51			51	
Acerex Servicios, S.A. de C.V.			100			100
Ferropción, S.A. de C.V.		100				
Hylsa Latin, L.L.C. y asociadas:	100			100		
Consorcio Siderurgia Amazonia, Ltd.		37			37	
CVG Siderúrgica del Orinoco, C.A.			70			70
Express Anáhuac Operadora, S.A. de C.V. y subsidiaria	100					
Express Anáhuac, S.A. de C.V.		100			100	
Express Anáhuac Inmobiliaria, S.A. de C.V.	100			100		
Express Anáhuac Servicios, S.A. de C.V.	100			100		

2.2.10. Descripción del los Principales Activos

Instalación	Producto	Capacidad ('000 tons)
Aceros Planos		
Plantas de Reducción Directa 2, 3 y 4M en Monterrey	Hierro prerreducido	1,522
Planta #1 DAP	Acero rolado caliente a partir de lingotes o Planchón	720
Planta #2 DAP	Lámina rolada caliente, Lámina ultradelgada	1,525
Líneas de decapado(2)	Lámina caliente decapada	1,288
Molinos Fríos (4)	Acero rolado en frío	680
Alambrón y Varilla		
Planta de Reducción Directa 2P	Hierro prerreducido	722
Acería Planta Puebla	Metal líquido	750
Colada Continua Planta Puebla	Billet	736
Molino de Laminación Planta Puebla	Alambrón y varilla	510
Acería Planta Norte	Metal líquido	490
Colada Continua Planta Norte	Billet	480
Molino de Laminación Planta Norte	Varilla	470
Aceros Tubulares		
Molino formador 6K	Tubería con costura de pared gruesa	96
Molino formador W-35	Tubería con costura de pared gruesa, y perfiles estructurales	48
Molino formador W-200	Tubería con costura de pared gruesa, y perfiles estructurales	30
Molino formador 3K	Tubería con costura de pared gruesa, y perfiles estructurales	48
Mina Las Encinas		
Minas San Ramón, Cerro Náhuatl y Aquila	Toneladas removidas	15,600
Trituración	Mineral triturado	4,240
Concentración	Concentrado	1,400
Peletizadora	Pélet y trozo	1,816
Mina Peña Colorada		
Mina	Toneladas removidas	30,000
Trituración	Mineral triturado	8,000
Preconcentración	Mineral preconcentrado	7,000
Molienda	Mineral molido	7,000
Concentración	Concentrado	3,500
Peletizadora	Pélet	3,500
Galvak		
Líneas de Galvanizado	Lámina galvanizada y barnizada	410
Líneas de Pintado	Lámina pintada	165
Planta de Tubería	Tubería de pared delgada	60
Líneas de Panel Aislado	Panel de acero aislado	10

2.2.11. Procesos Judiciales, Administrativos o Arbitrales

A la fecha de este reporte, Hylsamex y Subsidiarias no son sujetas a procesos judiciales, administrativos o arbitrales.

2.2.12. Acciones Representativas del Capital Social

Al 31 de diciembre de 2002 el capital social suscrito y pagado está representado por 506,340,463 acciones ordinarias Serie "B", sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro, cuya suscripción no tiene restricción en cuanto a nacionalidad de los adquirentes. La parte variable del capital es ilimitada.

En junio de 2002, los accionistas de Hylsamex acordaron incrementar el capital social autorizado hasta Ps.3,500 millones a través de la emisión de 356,052,899 acciones "Serie B", las cuales fueron ofrecidas a los accionistas actuales, a terceros y a los acreedores de Hylsamex y sus subsidiarias Hylsa y Galvak. Al 31 de diciembre de 2002 fueron suscritas y pagadas 262,584,369 acciones por un importe de Ps.2,651 millones que se muestran en el estado de variaciones en el capital contable. Si la emisión de capital no es totalmente suscrita en un plazo que no podrá exceder de un año contado a partir del 25 de julio de 2002, el capital social se incrementará sólo en la cuantía de las suscripciones efectuadas, cancelándose las acciones no suscritas. A la fecha de emisión de los estados financieros de la Compañía al 31 de diciembre de 2002, no han sido suscritas ni pagadas 93,468,530 acciones.

Al 31 de diciembre de 2002 las 506,340,463 acciones ordinarias Serie "B" en que estaba representado el capital social, se dividían de la siguiente manera:

Accionista	Número de acciones	%
Alfa, S.A. de C.V.	455,568,560	89.97%
Mercado	50,771,903	10.03%

2.2.13. Dividendos

Actualmente, la política de dividendos de Hylsamex y Subsidiarias está sujeta a las restricciones contenidas en los contratos de crédito derivados de la reestructuración de su deuda.

2.3. Asociaciones Estratégicas

Un elemento importante de la estrategia de Hylsamex es llevar a cabo asociaciones estratégicas con empresas nacionales o internacionales, de forma tal que se puedan alcanzar los objetivos de la compañía de una manera más expedita. En ese contexto, destacan las siguientes asociaciones:

(a) Sociedad con Worthington Industries, Inc., de Estados Unidos, en la subsidiaria Acerex:

Hylsamex y Worthington tiene una participación 50.001%-49,999% en el capital de Acerex, empresa que se dedica al negocio de centros de servicio para clientes de la industria siderúrgica. Worthington es una de las compañías líderes en este mismo ramo en los Estados Unidos. Hylsamex consolida los resultados de Acerex.

(b) Acuerdo de comercialización con AK Steel:

Hylsamex y la compañía norteamericana AK Steel tienen un acuerdo de comercialización que les permite un mejor acceso a los mercados americano y mexicano, a través de complementar sus respectivas líneas de productos.

(c) Acuerdo de comercialización de tecnología HYL®:

Para la comercialización de su tecnología de reducción de mineral de hierro a nivel mundial, Hylsamex ha firmado acuerdos con empresas de ingeniería y construcción como las siguientes: Ferrostaal AG, de Alemania y Kawasaki Heavy Industries, de Japón.

(d) Acuerdos de comercialización de tecnología siderúrgica:

Además de lo anterior, Hylsamex tiene firmados acuerdos para comercializar su experiencia en la industria siderúrgica a nivel mundial, así como para proporcionar servicios de asistencia técnica y adiestramiento. Estos acuerdos son con las siguientes compañías: SMS Demag, de Alemania; UEC, de los Estados Unidos; Danieli, de Italia y Stantec de Canadá.

HYLSAMEX

Capítulo 3
Información Financiera

3.1. Información Financiera Seleccionada

La siguiente tabla presenta información financiera resumida de Hylsamex, S.A. de C.V. y Subsidiarias, por ciertos períodos relevantes.

HYLSAMEX, S.A. de C.V.
Resumen de Información Financiera Consolidada [1]

(Cifras en Ps. millones)	1999	2000	2001	2002
Estado de Resultados:				
Ingreso Total	16,415	15,669	12,181	13,481
Doméstico	14,093	13,199	10,472	10,639
Exportación	2,322	2,470	1,709	2,842
Costo de ventas	-12,852	-13,084	-10,803	-11,605
Gastos de operación	-1,314	-1,183	-1,097	-1,148
Utilidad de operación	2,249	1,402	281	728
Resultado integral de financiamiento	143	-659	-475	-1,603
Otros gastos, neto	-115	-69	-342	-437
Resultado de compañías asociadas no consolidadas[2]	-1,187	-216	-860	-94
Impuestos y PTU[3]	-230	-274	-1,287	508
Utilidad (pérdida) neta consolidada	860	184	-2,683	-898
Interés minoritario[4]	39	7	-11	-167
Utilidad (pérdida) neta mayoritaria	821	177	-2,672	-731
Utilidad (pérdida) neta por acción[5]	3.37	0.73	-10.96	-1.44
Balance General:				
Activo circulante	6,717	6,388	4,635	5,925
Activo no circulantes	27,207	25,794	22,741	22,193
Otros activos	-	451	309	417
Activos totales	33,924	32,633	27,685	28,535
Pasivo circulante no bancario	2,382	2,078	2,296	2,554
Deuda bancaria	15,769	15,154	12,838	11,356
Pasivo no bancario a largo plazo	772	933	1,041	1,369
Otros pasivos[6]	-	2,197	2,754	2,505
Total pasivos	18,923	20,362	18,929	17,784
Capital contable	15,001	12,271	8,756	10,751
Total pasivo y capital	33,924	32,633	27,685	28,535
Capital mayoritario[7]	13,039	10,231	6,801	8,978
Valor contable por acción[8]	53.49	41.97	27.90	17.73
Otra información relevante:				
Capital de trabajo[9]	-558	29	2,165	-1,448
Depreciación y amortización	1,294	1,362	1,277	1,240
Flujo de la operación[10]	3,543	2,764	1,558	1,968
Inversión en activo fijo	811	447	224	208
Dividendos pagados	-	-	-	-

	1999	2000	2001	2002
Volumen de Ventas [11]				
Mercado doméstico	2,476	2,287	2,020	2,195
Mercado de exportación	373	435	324	582
Total	2,849	2,722	2,344	2,777
Número de empleados	7,691	7,421	6,971	7,207
Núm. de acciones al cierre	243.76	243.76	243.76	506.34
Razones Financieras				
Razón circulante	1.33	1.22	0.68	2.18
Pasivo a capital contable	1.26	1.66	2.16	1.65
Deuda, neta de caja a capital contable	1.05	1.16	1.46	1.01
Utilidad de operación a ventas	13.7%	8.9%	2.4%	5.3%
Flujo de la operación a ventas	21.5%	17.6%	12.8%	14.5%
Cobertura de intereses[12]	2.06	1.73	1.07	1.82
Deuda neta a flujo de la operación[13]	4.46	5.16	8.22	5.53
Deuda a pasivo total	0.83	0.74	0.68	0.64
Deuda a largo plazo a deuda total	0.83	0.79	0.65	0.99
Efectivo y equivalentes de efectivo	383	1,404	385	582
Gastos financieros, neto	-1,719	-1,595	-1,454	-1,080
Comportamiento de la acción:				
Volumen operado[14]	64,118	36,688	18,870	29,841
Precio promedio[15]	23.72	15.01	5.53	7.43
Precio de cierre[15]	27.80	9.54	5.00	6.10

(Cifras en US$ millones)	1999	2000	2001	2002
Estado de Resultados:				
Ingreso Total	1,373	1,440	1,211	1,356
Doméstico	1,178	1,214	1,041	1,072
Exportación	195	226	170	284
Costo de ventas	-1,076	-1,203	-1,073	-1,168
Gastos de operación	-110	-109	-109	-116
Utilidad de operación	187	128	29	72
Resultado integral de financiamiento[2]	8	-61	-47	-161
Otros gastos, neto	-9	-6	-35	-43
Resultado de compañías asociadas no consolidadas[3]	-98	-20	-88	-10
Impuestos y PTU[4]	-19	-25	-132	53
Utilidad (pérdida) neta consolidada	69	16	-273	-89
Utilidad (pérdida) neta mayoritaria	66	15	-271	-73
Balance General:				
Efectivo y valores de realización inmediata	33	133	40	56
Deuda bancaria	1,377	1,430	1,328	1,101

(Cifras en US$ millones)	1999	2000	2001	2002
Otra información relevante:				
Capital de trabajo [9]	-48	4	221	-140
Depreciación y amortización	108	125	126	125
Flujo de la operación[10]	295	253	155	197
Inversión en activo fijo	67	41	23	21
Gastos financieros, neto	-144	-147	-144	-109

Notas a la información financiera:

1. Cantidades anuales en millones de pesos reexpresadas al 31 de diciembre de 2002 y millones de dólares nominales. Las cantidades en pesos se convirtieron a dólares usando el tipo de cambio promedio de los períodos en que se dieron los ingresos o egresos, así como el tipo de cambio de cierre para las cifras de balance. Hylsamex considera que es importante complementar la información financiera en pesos con cifras en dólares, debido a la dolarización de sus ingresos, que se estima en 100%, y a la tenencia de acciones por parte de inversionistas extranjeros.
2. Representa la participación de Hylsamex en los resultados de empresa asociada no consolidada Sidor.
3. A partir del año 2000, Hylsamex aplica el Boletín D-4 del Instituto Mexicano de Contadores Públicos, que regula lo relativo al manejo de Impuestos Diferidos. En el estado de resultados de dicho año se incluyen tanto los impuestos causados como los diferidos, lo que contrasta con los años anteriores, cuando el Boletín D-4 no existía.
4. Corresponde a la participación en los resultados consolidados de Hylsamex de los socios minoritarios que se tienen en diferentes empresas, como IMEXA con Peña Colorada, Worthington Industries con Acerex y 19 accionistas con PEGI.
5. Calculada con base en el número promedio de acciones en circulación: 506.3 millones de acciones en 2002 y 2003, 243.8 millones de acciones durante 2001, 2000 y1999.
6. Corresponde al renglón Impuestos Diferidos, que se creó a partir de 2000 con base en la aplicación del Boletín D-4 (Ver sección 3.2. de este reporte "Análisis de la Administración Sobre los Resultados del año).
7. Corresponde al capital contable de la tenedora Hylsamex, S.A. de C.V., es decir, descontando del capital consolidado, el correspondiente a los diferentes socios minoritarios que se tienen en algunas empresas.
8. Con base en el número de acciones en circulación: 506.3 millones en 2002, 243.8 millones en 2001, 2000 y1999.
9. Resultado de sumar los saldos de cuentas por cobrar e inventarios y restar el de la cuenta de proveedores.
10. Utilidad de operación más depreciaciones y amortizaciones.
11. En miles de toneladas métricas
12. Flujo de operación dividido entre gastos financieros netos de productos financieros.
13. Deuda bancaria, neta de reservas en efectivo, dividida entre el flujo de operación.
14. Miles de acciones.
15. Pesos por acción reportados al cierre de cada período, sin ajustar.

3.2. Información Financiera por línea de negocio, zona geográfica y ventas de exportación.

La administración de la empresa evalúa sus operaciones en base a un solo segmento de negocios, el acero. Se tienen, sin embargo, los siguientes segmentos geográficos, los cuales fueron determinados en atención a la ubicación geográfica de los clientes:

	Ventas Netas			
(Cifras en Ps. millones)	**2001**	**%**	**2002**	**%**
México	10,472	86.0	10,639	78.9
Estados Unidos y Canadá	1,447	11.9	2,646	19.6
Otros	262	2.1	196	1.5
Total de ventas consolidadas	**12,181**	**100.0**	**13,481**	**100.0**

Todos los inmuebles, maquinaria y equipo propiedad de la Compañía que se incluyen en el estado consolidado de situación financiera se encuentran en México.

3.3. Informe de Créditos Relevantes

Los créditos que representan más del 10% de la deuda total por Ps.11,356 millones (US$1,101 millones) que muestran los estados financieros de Hylsamex, S.A. de C.V. y Subsidiarias al 31 de diciembre de 2002 son los siguientes:

Crédito A

Deudor:	Hylsa, S.A. de C.V.
Monto:	US$318 millones
Plazo:	7 años, incluidos dos años de gracia en pago de principal.
Vencimiento final:	Marzo 31, 2009
Intereses:	Tasa LIBOR más 4% anual, con una porción equivalente a 2% diferida hasta el 31 de marzo de 2004, que se pagará en 2009. A partir del 1 de abril de 2004, se pagarán los intereses en efectivo.

Crédito B

Deudor:	Hylsamex, S.A. de C.V.
Monto:	US$202 millones
Plazo:	8 años, incluidos cuatro años de gracia en pago de principal.
Vencimiento final:	Marzo 31, 2010.
Intereses:	Tasa LIBOR más 4% anual. Se diferirán cada uno de los pagos de intereses hasta el 31 de marzo de 2005, y se pagará en 2010. A partir del 1 de abril de 2005, se pagarán los intereses en efectivo.

Eurobono 2007

Deudor:	Hylsa, S.A. de C.V.
Monto:	US$139 millones.
Plazo:	10 años.
Vencimiento final:	Septiembre 15, 2007.
Intereses:	Tasa 9.25% anual, pagadero en marzo y en septiembre de cada año.

Eurobono 2010

Deudor:	Hylsa, S.A. de C.V.
Monto:	US$161 millones.
Plazo:	8 años.
Vencimiento final:	Diciembre 15, 2010.
Intereses:	Tasa 10.5% anual, pagadero en junio y en diciembre de cada año.

Pagarés de Mediano Plazo

Monto:	223.458 millones de Unidades de Inversión (UDIs) equivalentes a US$68 millones al 31 de marzo de 2002.
Plazo:	7 años.
Deudor:	Hylsa, S.A. de C.V.
Vencimiento final:	Diciembre 15, 2010.
Intereses:	Tasa 10.5% anual, pagadero en junio y en diciembre de cada año.

Export-backed facility

Deudor:	Galvak, S.A. de C.V.
Monto:	US$140 millones.
Plazo:	5 años.
Vencimiento final:	Julio 22, 2007.
Intereses:	Tasa LIBOR más 3.5% anual, con un año de gracia en pago de principal. Los vencimientos del principal son: 15% durante el segundo año, 25% durante el tercer año y 30% durante cada uno de los años restantes.

A la fecha de emisión de este reporte, Hylsamex, S.A. de C.V. y Subsidiarias se encuentra al corriente en el pago del capital e intereses de los créditos antes mencionados.

Pasivo Contingente

Derivado de la compra de las acciones de Sidor en enero de 1998, Amazonia celebró un contrato de garantía con recurso hacia sus accionistas por el pasivo de Sidor que ascendía al 31 de diciembre de 2002 a US$730 millones aproximadamente. Por este concepto, según lo establece la Nota 5 de los Estados Financieros Dictaminados adjuntos a este reporte, al 31 de diciembre de 2002 Hylsamex (la compañía controladora) tenía una exposición de US$26 millones e Hylsa Latin, compañía subsidiaria, de US$237 millones. Dentro del acuerdo de reestructura de Sidor y Amazonia, anunciado el 23 de junio de 2003, se establece la eliminación de estas garantías.

3.4. Comentarios y Análisis de la Administración sobre los Resultados de la Operación y Situación Financiera

3.4.1. Resultados de operación

General
El siguiente informe debe considerarse en conjunto con los estados financieros dictaminados correspondientes al ejercicio 2002 y la información complementaria que se incluyen en el presente reporte. A menos que se indique de otra manera: a) las cifras están expresadas en millones de pesos (Ps.) de diciembre de 2002 y las variaciones porcentuales, en términos reales, o sea, descontando los efectos de la inflación; b) las tasas de interés están en términos reales. Adicionalmente, algunas cifras se expresan en millones de dólares (US$).

Reexpresión de Estados Financieros
México ha experimentado alta inflación durante ciertos períodos que cubren los Estados Financieros de la Compañía. Durante 2002, 2001 y 2000, la tasa de inflación en México, medida por el cambio en el Índice Nacional de Precios al Consumidor ("INPC") fue de 5.70% 4.40% y 8.96%, respectivamente. Los PCGA en México requieren que los Estados Financieros reconozcan ciertos efectos de la inflación y, consistentes con dichos requerimientos, las partidas que éstos contienen han sido inflacionados o deflactados según el INPC. Como resultado, los estados financieros preparados bajo los PCGA mexicanos están reexpresados a "pesos constantes" en lugar de presentarse en términos nominales, como lo requieren los PCGA en Estados Unidos. Excepto cuando se indique lo contrario, toda la información que se presenta a continuación se ha reexpresado a pesos de poder adquisitivo del 31 de diciembre de 2002.

De acuerdo con los PCGA en México, los Estados Financieros de la Compañía presentan los efectos financieros de operar y obtener financiamiento bajo una economía inflacionaria. Algunos de estos efectos se reflejan en el Resultado Integral de Financiamiento del Estado de Resultados, incluyendo (i) intereses de fondos prestados, neto de intereses y dividendos generados en efectivo o inversiones temporales, (ii) ganancias o pérdidas resultantes de fluctuaciones cambiaras asociadas con activos monetarios y pasivos denominados en moneda extranjera y (iii) pérdidas resultantes de la tenencia de activos monetarios expuestos a inflación, neto de ganancias resultantes de la tenencia de pasivos monetarios expuestos a inflación. Al grado que la Compañía posea, en promedio, pasivos monetarios que excedan a los activos monetarios en períodos de alta inflación, la Compañía generará una ganancia monetaria.

Aproximadamente el 100% de las ventas de la Compañía están basadas en precios equivalentes en dólares. Para reexpresar el ingreso total a pesos constantes conforme lo establecen los PCGA en México, se toman las siguientes medidas:

- Convertir el monto de cada venta realizada en dólares a pesos, utilizando el tipo de cambio promedio del mes en que se reconoce dicha venta, y
- Reexpresar el monto de cada venta utilizando el INPC registrado el mes en el que se registra el ingreso por venta.

3.4.1.1. Resumen

Año 2002
Durante el año 2002, Hylsamex concentró sus esfuerzos en mejorar sus resultados operativos y financieros. Mientras que se registraron incrementos en el precio y la demanda de ciertos productos de acero, los mercados continuaron representando un reto para la Compañía. La demanda mejoró, pero el costo de algunos insumos variables requeridos para la producción de acero también se incrementó. El entorno de competencia fue intenso ya que las importaciones de acero al mercado mexicano siguieron representando una parte importante del consumo doméstico. En respuesta a este entorno, la administración de Hylsamex centró su enfoque en identificar recursos alternos para reducir costos y mejorar la competitividad de la Compañía. En general, los logros de Hylsamex a lo largo del año fueron satisfactorios, pero evidentemente insuficientes. Sin embargo, el nivel de incrementos en volumen de ventas, ingresos y generación de flujo de efectivo, obtenidos bajo un crecimiento económico moderado, muestra claramente el potencial de Hylsamex.



Variables Operativas Relevantes
900
750
600
450
300
150
Tonleadas ('000)
Ingreso por Ton (US$)
Costo en efectivo (US$)
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T
1998 1999 2000 2001 2002

En 2002, la industria de acero global mejoró sustancialmente en comparación a 2001 como resultado de incrementos en los precios de venta en todo mundo. Sin embargo, los precios de acero siguen siendo inferiores a los niveles observados en el año 2000. Los gobiernos del mundo reaccionaron al ambiente adverso en el mercado del acero a través de más intervención en 2001. Cabe resaltar la imposición de mayores cuotas de importación y la investigación exhaustiva de prácticas de comercio desleal. Estos movimientos beneficiaron indirectamente a Hylsamex al permitir un nivel de precios más razonable en sus principales mercados. Adicionalmente, la racionalización de capacidad instalada en todo el mundo mejoró la relación oferta/demanda de acero. El ritmo de cierre de plantas y fusiones o adquisiciones se incrementó en todo el mundo en 2002, y aunque una parte de esta capacidad, actualmente en quiebra o reorganización, pueda continuar operando, otra parte quedará cerrada.

A mediados del año 2002 Hylsamex concluyó satisfactoriamente el refinanciamiento de la deuda de sus subsidiarias Hylsa y Galvak. Hylsamex y sus acreedores llegaron a un acuerdo en el que los accionistas de la Compañía contribuyeron con capital adicional, ya sea con aportaciones o

capitalizaciones, y los bancos y tenedores de bonos consintieron extender el vencimiento de su deuda. Este proceso era un paso necesario para que Hylsamex recuperara flexibilidad financiera.

Con la reestructura se logró una disminución en la deuda consolidada de Hylsamex de 21%, mientras que Hylsa redujo su deuda en 38%. Adicionalmente, Galvak obtuvo nuevos créditos por US$150 millones con los que refinanció US$110 millones de pasivos existentes y utilizará US$40 millones para fondear su programa de expansión. Resumiendo, la condición financiera de Hylsamex mejoró notablemente: la razón de deuda, neta de caja, a EBITDA (últimos 12 meses) cambió de 7.99 veces en 2001 a 5.5 veces en 2002, y la razón de cobertura de intereses mejoró de 1.07 veces a 1.82 veces en 2002. Al mismo tiempo, la vida ponderada de la deuda cambió de 2.7 años en 2001 a 4.8 años en 2002.



Deuda Neta
(US$ millones)
EBITDA (12m)
(US$ millones)
Apalancamiento
(Veces)
Cobertura
(Veces)
1,600
1,200
80
40
-
400
300
200
100
-
12
10
8
6
4
2
-
3
2
1
-
98
99
00
01
02
EBITDA 12m / Intereses (12m), neto
EBITDA 12m / Intereses, neto, después de la reestructura

Año 2001

Los resultados financieros de Hylsamex siguieron influenciados por la desaceleración de las economías mexicana y norteamericana. La administración concentró sus esfuerzos en reducir costos y en minimizar el efecto de la caída en precios. Durante el año, el ingreso en dólares de la Compañía disminuyó 16% con relación al año 2000 debido a la caída de 14% en los embarques. A pesar de que los costos en efectivo y los gastos de administración mejoraron en 11%, la disminución en generación de flujo de efectivo totalizó US$98 millones.

En diciembre de 2001, el ingreso en dólares por tonelada fue de US$481, 9% menor al de US$526 registrado en enero del mismo año. Esta disminución, junto con el 14% de decremento en volumen de ventas, impidió que Hylsamex mejorara su flujo de efectivo. Para contrarrestar la caída en EBITDA, Hylsamex utilizó varios mecanismos de cobertura a lo largo del año para obtener beneficios de la disminución en los precios del gas natural. Se obtuvo un total de US$25 millones que se aplicó como partida extraordinaria de reducción de costos. Adicionalmente, la Compañía obtuvo ahorros por US$96 millones en capital de trabajo por medio de mejoras en la rotación de inventarios. Hylsamex

pudo cubrir sus obligaciones financieras y de impuestos y con el sobrante logró reducir ligeramente su deuda neta.

Sin embargo, los esfuerzos realizados por la administración no fueron suficientes para contrarrestar el continuo deterioro de los fundamentales del mercado siderúrgico, y empezó a negociar con los bancos acreedores de Hylsa —la principal subsidiaria de Hylsamex— el refinanciamiento del total de su endeudamiento. En diciembre se presentó una propuesta inicial a todas las instituciones financieras, con previa aprobación del Comité de Bancos, y que concluyó en junio de 2002.

Llegar a un acuerdo de refinanciamiento exitoso con los bancos de Hylsa permite que Hylsamex ajuste sus obligaciones financieras a términos y condiciones más adecuados que reflejen las condiciones actuales del mercado siderúrgico. La propuesta contempla:

1. La capitalización, por parte de Alfa, de la deuda ínter-compañía,

2. La extensión de los vencimientos de pasivos bancarios así como períodos de gracia tanto de principal como de interés, y

3. Líneas comprometidas por parte de Alfa y los bancos acreedores para reforzar la liquidez de Hylsa en el corto plazo.

Año 2000

Hylsamex empezó el año 2000 mostrando incrementos sólidos en cuanto a volúmenes de venta y precios del acero. Durante el primer semestre de año, los ingresos en pesos se incrementaron en 9% en comparación al mismo período de 1999. Sin embargo, el entorno del mercado se deterioró conforme avanzó el año, y la Compañía no quedó aislada de estas dificultades, terminando el año con una disminución en el ingreso de 5% contra 1999.

El verdadero potencial del programa de modernización finalizado en 1999 no ha sido del todo aparente porque Hylsamex ha tenido que contrarrestar tendencias económicas y de la industria negativas. La reducción en los precios internacionales del acero, el alto costo de la energía y el crecimiento de volúmenes de acero importado, por nombrar algunas, propiciaron una reducción en la generación de flujo de efectivo. En el año 2000, la Compañía registró una disminución de flujo, medido por EBITDA, de 14%, en comparación al nivel obtenido en 1999. Sin embargo, el EBITDA por tonelada permanece a niveles comparables con empresas líderes de la industria del acero en Estados Unidos.

Los productores de acero domésticos se enfrentaron a un ambiente operativo muy competitivo, en donde la fortaleza que el peso mexicano exhibió durante el año incentivó a productores internacionales a importar su producto al mercado mexicano. De hecho, el volumen de importaciones de acero en 2000 con respecto a 1999 creció 28%, alcanzando 27% de participación de mercado. El crecimiento de 6.9% de la economía mexicana resultó en un incremento de 9.2% en el consumo aparente en México, pero la mayoría de éste lo absorbieron las importaciones. Los productores de acero plano de México han estado analizando el flujo de importaciones para determinar la posibilidad de iniciar investigaciones antidumping ante las autoridades mexicanas. Por otro lado, las exportaciones mostraron un crecimiento sólido durante la primera mitad del año, incrementándose a un ritmo de 81% versus 1999. A medida que los precios y las condiciones del mercado se debilitaron, la tasa de crecimiento de las exportaciones de Hylsamex disminuyó, aunque resultó en un crecimiento anual de 17%.

A principios del año 2000 se hablaba de un crecimiento aparente en el ciclo del acero mundial, ya que los precios de los productos tendían a la alza. Esto revirtió su tendencia y los precios cayeron a niveles históricos a finales de año. Para contrarrestar este deterioro en los precios, Hylsamex incrementó la proporción de los productos de valor agregado en su mezcla de ingreso a 60%, en comparación al 58% de 1999.

Debido fundamentalmente a los incrementos en los precios del gas natural y la electricidad, el costo de ventas, en pesos constantes, se incrementó a pesar de la disminución en los embarques. Como porcentaje del ingreso, en el 2000 se incrementó en 521 puntos base versus 1999 para llegar a 83.5% del ingreso. Este número pudo haber resultado mayor si la administración de Hylsamex no hubiera implementado varias iniciativas estratégicas durante el segundo semestre del año. La Compañía pudo disminuir los costos fijos sobre una base absoluta, pero el menor volumen de ventas propició un incremento por tonelada.

Aunque en el objetivo inicial de reducir el nivel de deuda a niveles más razonables no se lograron avances sustanciales, en el año 2000 Hylsamex redujo su deuda neta de caja en US$36 millones versus 1999. Para lograr esta reducción fueron clave el nivel mínimo de erogaciones en activo fijo mantenido durante el año, así como la generación de flujo de efectivo.

Sidor mejoró sustancialmente su desempeño financiero y operativo durante el año 2000. Condiciones más favorables en el mercado de acero venezolano, así como mayor volumen de ventas de exportación, permitieron dicho crecimiento. En marzo de 2000, Sidor anunció la reestructuración de su deuda en términos más favorables, que incluyeron una infusión de capital adicional de US$300 millones de sus accionistas; la parte de Hylsamex fue de US$84 millones.

Principales Variables Económicas	**1999**	**2000**	**2001**	**2002**
Inflación general (dic-dic)	12.32%	8.96%	4.40%	5.70%
Apreciación (depreciación) nominal al cierre	3.60%	-0.81%	4.76%	-12.80%
Tipo de cambio nominal al cierre	9.52	9.60	9.14	10.31

3.4.1.2. Volumen de Ventas

Comparación 2002-2001

De acuerdo a información oficial de la Cámara Nacional de Acero ("CANACERO"), el consumo de acero plano —lámina rolada en caliente y lámina rolada en frío— en México exhibió una recuperación significativa durante los primeros siete meses de 2002, alcanzando en agosto el nivel más alto de los pasados tres años como resultado de la mejora en la demanda. En general, la economía mexicana fue más dinámica en 2002 y contribuyó al aumento en demanda de acero. De esta manera, los productores domésticos pudieron aumentar el nivel de producción, e Hylsamex registró incrementos en su volumen de ventas del primer al tercer trimestre del año. Sin embargo, durante los últimos cuatro meses de 2002, la demanda doméstica contrajo su crecimiento de dos dígitos, de manera que el crecimiento en los productos planos en los que participa HYLSAMEX totalizó 6% y el de productos no planos creció 8% en comparación al año anterior.

Las importaciones de acero al mercado mexicano continuaron creciendo este año (tendencia en el gráfico inferior), absorbiendo 24% de la demanda de productos planos, en comparación con 22% en 2001. El incremento en tarifas de importación que el Secretario de Economía anunció en septiembre de 2001 —de un promedio de 13% y 18% para productos commodity y acero recubierto, respectivamente, a 25% general— se acrecentó a 35% para en período abril-agosto de 2002, limitando las importaciones realizadas en condiciones de comercio desleal. Aunque en septiembre de 2002 las tarifas de importación regresaron a 25%, la Secretaría de Economía otorgó un año más de protección con tarifas extraordinarias. Es importante mencionar que la mezcla de importaciones de productos planos —provenientes de países con los cuales México tiene tratados de libre comercio y de aquellos con los que no tiene— ha cambiado, de 51%/49% en 2001, a 73%/27% en 2002.


Mercado de Productos Planos* en México
(Millones de toneladas métricas)
6.0
5.0
4.0
3.0
2.0
1.0
-
1997
1998
199
2000
2001
2002
Importaciones
Producción
Demanda
* Lámina rolada en caliente y lámina rolada en frío

Hylsamex vendió 2,777,400 toneladas de productos de acero durante los doce meses terminados en diciembre de 2002, registrando un incremento de 19% sobre el volumen de 2,343,500 toneladas vendidas en 2001. Los embarques de productos planos —que consisten de lámina caliente

y fría, productos tubulares y acero recubierto— crecieron 15% o 229 mil toneladas en el año mientras que las ventas de productos no planos se incrementaron en 27% o 205 mil toneladas.

El incremento en la venta de productos planos fue posible ya que la administración de Hylsamex decidió incrementar el ritmo de producción del Molino #1 de Aceros Planos de Hylsa —con producción a partir de lingotes—, lo que contribuyó con aproximadamente 176 mil toneladas al volumen de ventas del año. Al cambiar parte de la producción al Molino #1, se reorganizó la producción del Molino #2 —colada continua de planchón delgado— para producir más productos planos de valor agregado, especialmente lámina caliente ultra-delgada. Históricamente, el precio de este producto ha tenido mejor margen que el de la lámina caliente tradicional, y dado que Hylsamex es uno de los pocos acereros capaces de producir este producto, la administración decidió que vender la lámina caliente ultra-delgada en mercados internacionales era más rentable que vender lámina caliente tradicional en algunos segmentos del mercado doméstico.

El volumen de ventas destinado al mercado doméstico totalizó 2,195,600 toneladas en 2002, incrementándose en 9% con respecto al volumen de 2,020,200 toneladas registrado en 2001. El crecimiento en este año se debió a mayores ventas de productos no planos, especialmente billet y alambrón. Los embarques de productos planos permanecieron a niveles similares a los reportados el año anterior.

Hylsamex registró el volumen de exportaciones más desde el año 1996. El volumen de ventas a mercados internacionales totalizó 581,800 toneladas en 2002, lo que representa un crecimiento sólido de 80% sobre el volumen de 323,300 toneladas exportadas en 2001. La mayor parte del incremento se debió a más ventas de Aceros Planos de Hylsa, incluyendo productos de valor agregado. L a razón de exportaciones a ventas totales fue de 20.9% en 2002 y de 13.8% en 2001.

Comparación 2001-2000

De acuerdo con datos preliminares publicados por la CANACERO, el consumo de acero en México creció 15% en el período enero-diciembre de 2001; sin embargo, sobre una base anual, el consumo disminuyó 8% en comparación a los niveles del año 2000. De esta manera, el consumo de acero plano en México — de productos relevantes para Hylsamex— mejoró 11% de enero a diciembre 2001, permitiendo que la Compañía incrementara sus embarques domésticos trimestre a trimestre. Las importaciones de productos planos se mantuvieron en 2001 en los mismos niveles del año anterior, representando aproximadamente 22% de participación de mercado.

Siguiendo una petición de CANACERO, el 5 de septiembre de 2001, la Secretaría de Economía anunció el incremento en las tarifas arancelarias de ciertos productos de acero provenientes de países con los cuales México no tiene tratados de libre comercio. Las tarifas de importación, que se habían establecido en 13% —18% para productos de acero—, se incrementaron a 25%. El nivel de aranceles estará vigente por un año, efectivo el día siguiente de su publicación. Adicionalmente, el 15 de marzo de 2002, la Secretaría de Economía incrementó a 35% estas tarifas.

El volumen de ventas en 2001 fue de 2,343,500 toneladas, 14% inferior al de 2,722,200 toneladas vendidas durante el año anterior. La diferencia puede atribuirse al paro de operaciones en el Molino #1 de Aceros Planos —que contribuyó con aproximadamente 408,000 toneladas en 2000— debido a la contracción en la demanda doméstica y a la disminución en los precios internacionales del acero. Por otro lado, la caída en la demanda de productos no planos, evidenciada por la reducción en el gasto del Gobierno destinado a la construcción en 2001, causó una disminución de 10% en los embarques de varilla. No obstante, las demás instalaciones de Hylsamex incrementaron su producción año con año, y operaron a cerca del 100% de su capacidad instalada. A continuación se detalla el comportamiento de los mercados doméstico y de exportación:

- Las ventas al mercado doméstico totalizaron 2,020,200 toneladas, 12% menos que los embarques de 2,287,000 toneladas de 2000. La mayoría de la disminución resultó del paro del Molino #1 de Aceros Planos, ya que la producción de esta planta tradicionalmente se vendía en el mercado doméstico.

- Hylsamex vendió 323,300 toneladas en los mercados internacionales, nivel 26% inferior al de 435,200 toneladas en 2000, pero al mismo tiempo a un precio 4% superior debido a la mejora en la mezcla de ventas. Durante los primeros 6 meses de 2000, la Compañía vendió cantidades adicionales de productos tanto básicos como de valor agregado. Sin embargo, durante el segundo semestre, el deterioro de las condiciones económicas tanto en México como en Estados Unidos se hizo más aparente, y la demanda empezó a decrecer, cayendo aún más en 2001. Como resultado, la participación de exportaciones sobre ventas totales cayó de 16.0% en 2000 a 13.8% en 2001, pero la proporción de productos de valor agregado en la mezcla de exportaciones subió de 79.6% en 2000 a 86.5% en 2001.

Comparación 2000-1999
Los embarques en el año 2000 fueron de 2,722,200 toneladas, mostrando una disminución de 4% o de 126,500 toneladas en comparación al volumen de 2,848,700 toneladas vendido en 1999. La *reducción se atribuyó a lo siguiente:*

- Mayor volumen de importaciones de productos de acero. El fortalecimiento del peso durante el año jugó un papel muy importante al atraer importaciones a menores precios equivalentes en pesos. Esto no sólo afectó al mercado de productos planos, sino también al de no planos, dado un incremento de 18% en las importaciones de alambrón.

- El mercado de acero en Estados Unidos se empezó a debilitar desde mediados del año, afectando las ventas en los mercados de exportación y co-exportación de Hylsamex. Aunque las exportaciones crecieron año contra año, durante la segunda mitad decrecieron, especialmente en productos como la lámina caliente.

- El paro programado por mantenimiento en la Planta Puebla de Alambrón y Varilla, aunado a la instalación de equipo nuevo, disminuyó el nivel total de producción.

- La desinversión de Hylsabek ocurrida a finales de 1999 afectó la comparación dado el volumen de 46,700 toneladas (neto de transacciones intercompañía) contabilizado en 1999.

Volumen de Ventas ('000 Toneladas Métricas)	**1999**	**2000**	**2001**	**2002**
Mercado Doméstico	2,476	2,287	2,020	2,195
Mercado Exportación	373	435	324	582
Embarques Totales	**2,849**	**2,722**	**2,344**	**2,777**

3.4.1.3. Ingreso

Comparación 2002-2001

Durante los doce meses terminados el 31 de diciembre de 2002, Hylsamex generó ingresos por Ps.13,481 millones (US$1,356 millones) en comparación al ingreso de Ps.12,181 millones (US$1,211 millones) obtenido en 2001, registrando incrementos de 11% en pesos y de 12% en dólares. El ingreso por tonelada en dólares fue de US$488, disminuyendo 5% con respecto al ingreso de US$517/tonelada obtenido en 2001. El ingreso en 2002 consistió de un precio promedio ponderado de US$445/tonelada y de US$43/tonelada de contribución de otros ingresos. Es importante recordar que las cifras de ingreso por tonelada están fuertemente influenciadas por la mezcla de ventas.

En relación a los precios promedio, se presentaron ligeras disminuciones tanto en el mercado doméstico como en el de exportación. Los precios domésticos disminuyeron 4% en promedio debido principalmente a menores precios de venta de productos no planos, especialmente los de varilla, y también al cambio en la mezcla de ventas, que estuvo influenciado por mayores ventas de productos commodity a raíz del incremento en volumen de ventas total. Sin embargo, durante el año se registraron incrementos de precio en las demás líneas de productos, fluctuando entre 2% para lámina rolada en frío y productos tubulares a 9% en productos planos commodity.

Los precios de exportación cayeron 5% en promedio como resultado del cambio en la mezcla de ventas, que este año incluyó más productos commodity que en el año anterior; hecho que impide notar los incrementos en los precios en las distintas líneas de producto —2% en productos tubulares, 8% en acero recubierto y 18% en ciertos productos planos. Los ingresos provenientes de las ventas de exportación ascendieron a US$284 millones en año, creciendo 67% en comparación al ingreso de US$170 millones reportado en 2001 como resultado del incremento en embarques.

Otros ingresos en 2002 totalizaron US$43/tonelada, lo que representa una disminución de 22% del ingreso de US$56/tonelada reportado el año anterior. Esta disminución se debió a menor actividad en la compañía generadora de electricidad, propiedad de Hylsamex. La variación negativa de 8%, combinada con el incremento en volumen de ventas resultó en una cifra por tonelada menor.

La mezcla de ingresos en 2002 incluyó 65% de productos de valor agregado, en comparación con 63% reportado en 2001. En el año se registraron incrementos de 156 mil toneladas o 15% en la venta de productos planos de valor agregado —incluyendo lámina caliente ultra-delgada, lámina rolada en frío, productos tubulares y acero recubierto— y de 40% o 55 mil toneladas en productos no planos — incluyendo alambrón alto carbón y barras. También se registró un incremento significativo en otros ingresos de valor agregado provenientes del centro de servicios Acerex.

Comparación 2001-2000

El ingreso de Hylsamex disminuyó 22%, de Ps.15,669 millones (US$1,440 millones) en 2000 a Ps.12,181 millones (US$1,211 millones) en 2001. Tanto la disminución de 10% en los precios en pesos de la Compañía (Ps.5,756 en 2000 contra Ps.5,198 en 2001) y la reducción de 14% en los embarques causaron la caída en ingreso.

En dólares, el ingreso por tonelada fue de US$517, inferior en 2% al de US$529 registrado el año anterior. Esta disminución se debió a una caída de US$14/tonelada en los precios, parcialmente compensada por un incremento de US$2/tonelada proveniente de otros ingresos relacionados al acero.

Comparación 2000-1999

El ingreso del año 2000 fue de Ps.15,669 millones (US$1,440 millones), y registró una disminución de 5% ó de Ps.746 millones en comparación al ingreso de Ps.16,415 millones (US$1,373 millones) obtenido en 1999. El ingreso por tonelada fue de Ps.5,756, permaneciendo similar al de Ps.5,763 registrado el año anterior, a pesar de la fortaleza consistente del peso, así como del ambiente adverso en los precios internacionales, particularmente durante el segundo semestre. De entre las principales variables que permitieron un nivel similar en ingreso por tonelada en comparación a 1999 destacan:

- Los precios internacionales del acero, que empezaron a mejorar su tendencia a principios de 1999, continuaron favorables durante la primera mitad de 2000. Este fortalecimiento temprano ayudó a contrarrestar las disminuciones drásticas durante la segunda mitad, evitando una caída significativa en el precio promedio ponderado para todo el año.

- Menor volumen de ventas de productos no-planos en 2000, en comparación con 1999. Dado que los productos no-planos tienen precios inferiores a los de los planos, una menor proporción de éstos contribuyó al incremento en el precio de la mezcla de ventas total.

- Disminución en la producción en el Molino #1 de Aceros Planos, particularmente durante el segundo semestre, debido a cambios en los precios de los insumos y el debilitamiento de las condiciones de mercado. Esto tuvo como consecuencia una mayor proporción de los productos del Molino #2 de colada continua en la mezcla de ventas que, por poseer mejor calidad, y por ende mejor precio, ayudaron a incrementar el precio promedio en el año.

- La creciente proporción de otros ingresos relacionados con el acero, provenientes de la venta de tecnología y de pélet de mineral de hierro, principalmente. El prorrateo de estos ingresos entre un volumen de ventas menor, incrementó su participación en una base por tonelada.

El ingreso por tonelada, calculado en dólares nominales, mostró una tendencia muy favorable debido a las razones antes mencionadas y a que, a diferencia de las cifras a pesos constantes, no se ve afectado por la erosión causada por la inflación doméstica. El ingreso por tonelada en dólares alcanzó US$529 en 2000, representando un incremento de 10% ó de US$47/tonelada en comparación a 1999.

Ingreso Total (Ps millones)	**1999**	**2000**	**2001**	**2002**
Mercado Doméstico	14,093	13,199	10,472	10,639
Mercado Exportación	2,322	2,470	1,709	2,842
Ingreso Total	**16,415**	**15,669**	**12,181**	**13,481**
Ingreso por Tonelada				
Ps.	5,763	5,756	5,198	4,854
US$	482	529	517	488

3.4.1.4. Costo de Ventas

Comparación 2002-2001
El costo de ventas durante 2002 totalizó Ps.11,605 millones (US$1,169 millones), subiendo 7% con respecto al costo de Ps.10,803 millones (US$1,073 millones) obtenido durante 2001. El incremento se relacionó principalmente al crecimiento en volumen de ventas. Sin embargo, el costo por tonelada en el año, de US$421, disminuyó 8% del costo de US$458/tonelada reportado en 2001 —este número hubiese sido de US$468/tonelada sin tomar en cuenta las ganancias provenientes de la venta de una cobertura de gas natural durante el tercer trimestre de 2001, que se aplicaron como una reducción extraordinaria del costo de ventas de US$10/tonelada en ese año.

- **Reducción de US$31/tonelada en costos variables**. Esta reducción resultó en parte del hecho de haber incremento 19% el volumen de ventas, que incluyó volumen adicional de productos commodity con costos variables menores. Por otra parte, la disminución en costos variables refleja el esfuerzo continuo por reducir costos, ya que en la comparación anual, el costo del gas natural se incrementó en 5% y el de la carga metálica en 4%.

- **Reducción de US$16/tonelada en costos fijos.** Esta disminución se debió al incremento en volumen de ventas, ya que en una base absoluta, se registró un incremento de US$27 millones debido al mayor nivel de actividad de Hylsamex y al arranque de una de las minas de mineral de hierro.

Precios del Gas Natural


7.0
6.0
5.0
4.0
3.0
2.0
1.0
Disrupción en precio
Contrato Pemex
1998
1999
2000
2001
2002
Gas Natural en Hylsamex (US$/MMBTu)
Gas Natural en Sur de Texas (US$/MMBTu)

Insumos de Energía

- **Gas Natural.** La referencia de gas natural en el sur de Texas bajó 25% en el año debido a los precios exageradamente altos durante el primer trimestre de 2001. El precio promedio de Hylsamex durante el año se incrementó en 5% debido al contrato a precio fijo con PEMEX, que impidió que los costos del gas natural disminuyeran más. Sin embargo, este contrato también protege contra subidas inusitadas en el precio del gas, al poner un límite superior en US$4.0/MMBtu. El precio promedio de US$3.52/MMBtu que Hylsamex pagó en el año se compuso de la siguiente manera:
  - Precio fijo a US$4.0/MMBtu derivado del contrato de PEMEX para los requerimientos de gas de la planta de reducción directa "4M" y equipo periférico. Aproximadamente el 48% de los requerimientos de gas durante el año estuvieron ligados con este contrato, estará vigente hasta diciembre de 2003.
  - Precio Spot para el consumo de las plantas de reducción directas no incluido en el contrato con PEMEX. La Compañía tuvo contratos de cobertura adicionales para el período septiembre-diciembre de 2002 que complementaron el contrato con PEMEX, cubriendo así, todos los requerimientos de gas natural.
- **Electricidad.** El costo de la energía eléctrica, en dólares, subió 1% en el año.

Carga Metálica

El costo ponderado de la carga metálica de Hylsamex durante 2002 fue de US$129/tonelada, 4% más que el del año anterior. El costo de producción del fierro esponja fue similar al de 2001 a pesar del incremento en el precio del gas natural. En comparación a los precios de la chatarra, el del fierro esponja ha sido menos volátil, limitando el incremento en el costo de la carga metálica. Con precios de fierro esponja estables, Hylsamex incrementa su competitividad en costo con respecto a otros productores domésticos que utilizan 100% de chatarra. Después de caer a niveles históricos en el primer trimestre de este año, los precios de la chatarra repuntaron siguiendo la tendencia de los precios internacionales de acero. Para Hylsamex, estos incrementos fueron de 3% en promedio para la chatarra doméstica y de 11% para la importada.

El contenido total de chatarra —ya sea doméstica, importada o generada internamente— en la carga metálica de 2002 fue de 42% en comparación a 44% el año anterior. El fierro esponja representó 57% de la carga metálica en 2002 y 44% en 2001. Otros metálicos tales como arrabio y hierro reducido en briquetas totalizaron 1% en 2002 en comparación a 12% en 2001

Comparación 2001-2000

El costo de ventas en 2001 totalizó Ps.10,803 millones (US$1,073 millones), 17% menor al de Ps.13,084 millones (US$1,203 millones) registrado en 2000. La disminución resultó principalmente de la caída de 14% en embarques. Adicionalmente, Hylsamex registró una reducción de costos de 3% como resultado de medidas de contención de costos que la administración implementó durante 2001.

El costo por tonelada en 2001 fue de Ps.4,610, reflejando una disminución de 4% contra el costo de Ps.4,806 obtenido en 2000. El costo por tonelada en dólares subió 4%, de US$442 en 2000 a US$458 en 2001. Este incremento se presentó debido a la alta correlación con el dólar que tiene la estructura de costos de Hylsamex. En contraste con el efecto negativo en los ingresos, un peso fuerte reduce el efecto de los incrementos en dólares de los insumos cuando se miden en pesos constantes. La diferencia de US$16/tonelada se atribuyó a lo siguiente:

- ***Incremento de US$13/tonelada en costos variables.*** *Este aumento se debió, en su mayoría, a* una mejora en la mezcla de ventas en 2001 que incluyó más productos de valor agregado (59.5% en 2000 contra 62.6% en 2001). En una base absoluta, el costo variable disminuyó 10% durante el

año. Como se explica a continuación, en 2001 se registró una mejora en los precios de los principales insumos variables requeridos para la producción de acero.

- o **Gas Natural.** El precio que Hylsamex pagó durante el año fue 1% menor al de 2000. Con los mecanismos de cobertura de gas natural implementados durante el año se obtuvieron ganancias por US$25 millones; US$5 millones se aplicaron directamente como disminución en el precio del gas y el resto como partida extraordinaria de reducción del costo de ventas. El precio de US$3.34/MMBTu que Hylsamex pagó durante el año se compuso de la siguiente manera:
  - El contrato a precio fijo con PEMEX para los requerimientos de la planta "4M" y equipo periférico. El contrato está fijo en US$4.0/MMBTu y estará vigente hasta diciembre de 2003.
  - El precio spot para el consumo de las plantas de reducción directa no incluidas en el contrato con PEMEX.
- o **Electricidad.** El costo de la electricidad subió 4% con relación al año anterior. El incremento se explica con el 59% de la tarifa relacionado con tres indicadores del índice de precios al productor que varía de acuerdo a la inflación doméstica.
- o **Hierro de Reducción Directa (HRD).** Siguiendo la tendencia en los precios del gas natural, el costo de producción HRD disminuyó 5% año con año. Durante 2001, Hylsamex incrementó consistentemente la proporción de este insumo en su carga metálica, de 20% en el primer trimestre, a 65% en el cuarto trimestre. Sobre una base anual, el HRD representó 45% de la carga metálica, en comparación al 57% utilizado en 2000.
- o **Otros Insumos Metálicos.** Los precios de la chatarra de acero siguen la misma tendencia que los precios del producto terminado de acero, llegando al nivel más bajo de los últimos tres años. El contenido total de chatarra en la carga metálica fue de 44% en 2001 comparado con 42% el año anterior. Adicionalmente, Hylsamex utilizó 12% de metálicos como la briqueta reducida y el arrabio para compensar la pérdida de producción de HRD durante los primeros seis meses del año.

- **Incremento de US$12/tonelada en costos fijos.** Este incremento ocurrió como resultado de (i) un prorrateo menos eficiente dada la disminución en embarques de 14% y (ii) mayor costo de personal debido a la apreciación del peso. La Compañía disminuyó sus costos fijos en US$30 millones con respecto al año 2000.
- **Reducción de US$9/tonelada proveniente de ingreso extraordinario.** Este monto representa los US$20 millones cobrados en agosto como resultado de la venta de una cobertura de gas natural que cubría el período abril de 2002 a diciembre de 2003

Comparación 2000-1999

El costo de ventas en el año 2000 fue de Ps.13,084 millones (US$1,203 millones), registrando un incremento de 2% sobre el costo de Ps.12,852 millones (US$1,076 millones) obtenido en 1999. El incremento ocurrió a pesar de la disminución de 4% en el volumen de ventas, y fue causado, en su mayoría, por costos más altos de insumos metálicos y de energía y por un prorrateo menos eficiente de costos fijos debido a menores embarques. El costo por tonelada en 2000 fue de Ps.4,806, lo que significa un incremento de 7% sobre el nivel de Ps.4,512 registrado en 1999. Se observó una tendencia similar en el costo por tonelada en dólares nominales, al aumentar de US$378 en 1999, a US$442 en 2000. El incremento en dólares excedió al de pesos debido a que la estructura de costos de Hylsamex, en su mayoría, está ligada al dólar. Contrastando al efecto negativo en los ingresos, un peso fuerte disminuye el incremento de los insumos dolarizados cuando se miden en pesos.

El incremento de US$64/ton entre 1999 y 2000 se puede dividir en un incremento de US$47/ton en el costo variable y de US$17/ton en el costo fijo. Este último aumento se debió a (i) un prorrateo menos eficiente dado un menor volumen (US$7/ton); (ii) incremento en costos de personal fijos (US$3/ton) que, aunque en línea con la inflación doméstica, reflejaron un aumento real en dólares

dado el fortalecimiento del peso; (iii) mayores cargos por depreciación y amortización (US$6/ton). El incremento en costos variables es el resultado de aumentos relevantes en el costo ponderado de los principales insumos variables utilizados en el proceso de producción de acero, como chatarra doméstica, chatarra importada, hierro de reducción directa, gas natural y electricidad.

Es importante mencionar que, durante la segunda mitad del año 2000, Hylsamex experimentó un cambio significativo en sus procesos de manufactura a fin de sobrellevar el cambio adverso en el precio de la energía. Mientras que a principios de año el precio de gas natural estaba en niveles de US$2.0/MMBtu, hacia fin de año el costo se elevó a niveles cercanos a US 6.0/MMBtu. El aumento no se limitó al gas natural, ya que también se presentó en otros hidrocarburos utilizados en la producción de la electricidad, cuyo costo sufrió incrementos sostenidos en todo el año.

Para manejar mejor el entorno de costos altos de energía, Hylsamex paró, de manera temporal, ciertas plantas de reducción directa y empezó a importar insumos metálicos sustitutos como el arrabio y el hierro reducido en briquetas. También importó billet para cubrir los requerimientos de producción de la Planta Puebla de Alambrón y Varilla; hecho que coadyuvó a un menor consumo de electricidad en la acería. Lo anterior creó una cobertura física que aisló a la Compañía de futuros incrementos en el costo de la energía. También permitió que Hylsamex mantuviera un costo de producción equivalente al de utilizar hierro de reducción directa utilizando un precio de gas natural de aproximadamente US$3.5/MMBtu.

La Compañía mantuvo en operación, durante todo el año, la planta de reducción 4M localizada en Monterrey, que alimenta al Molino #2 de colada continua de Aceros Planos. Esta planta cuenta con los máximos avances en cuanto a tecnología de reducción, siendo la única en el mundo que alimenta el hierro reducido caliente al horno eléctrico, rindiendo importantes ahorros en energía. Para el año 2001, el contrato a tres años con un precio de gas natural fijo de US$4.0/MMBtu que ofrecieron las autoridades mexicanas a través de Pemex, provee mayor certidumbre para la operación viable y económica de esta planta. Adicionalmente, al haber reducido la producción en el Molino #1 de Aceros Planos, Hylsamex cambió el volumen de productos planos al Molino #2, que es más eficiente.

Para hacer frente al paro temporal en algunas de las instalaciones de la Compañía y el ritmo de producción reducido, la administración decidió descontinuar el uso de contratistas externos. Para implementar esta medida no se requirieron pagos de indemnización. Adicionalmente, Hylsamex redujo temporalmente, a 50%, el salario de algunos de sus empleados, principalmente en las minas.

Como medida para mejorar el flujo de efectivo, a finales de 2000, Hylsamex empezó a vender el mineral de hierro sobrante de su mina Peña Colorada en los mercados internacionales. La comercialización rentable del mineral y los ahorros derivados de las medidas relacionadas al personal redujeron el efecto negativo en el flujo de efectivo.

Análisis del Costo de Ventas	1999	2000	2001	2002
Embarques ('000 tons)	2,849	2,722	2,344	2,777
Ps/tonelada				
Ingreso	5,763	5,756	5,198	4,854
Costo de ventas	-4,512	-4,806	-4,610	-4,179
US$/tonelada				
Ingreso	482	529	517	488
Costo de ventas	-378	-442	-458	-421

3.4.1.5. Gastos de Operación

Comparación 2002-2001
Durante todo el año 2002, los gastos de operación ascendieron a Ps.1,148 millones (US$116 millones), 5% más que la cifra de Ps.1,097 millones (US$109 millones) registrada en 2001. El cambio anual se debió al incremento en los embarques en 2002 y a los costos de flete asociados. El margen de gastos de operación a ingreso fue de 8.5% en 2002, inferior al 9.0% obtenido el año previo

Comparación 2001-2000
Los gastos de operación en 2001 totalizaron Ps.1,097 millones (US$109 millones), mostrando una disminución de 7% contra los gastos de Ps.1,183 millones (US$109 millones) registrados en 2000. La reducción en pesos constantes se registró en los gastos de administración y ventas y se debió, en su mayoría, a menores pagos a la holding dada la caída en ingreso.

El margen de gastos de operación a ingreso fue de 9.0% en 2001, mayor al de 7.6% registrado en 2000. A pesar de la disminución en gastos de operación, el incremento se debió a la caída de 22% en el ingreso en 2001 en comparación a 2000

Comparación 2000-1999
Los gastos de operación en el año 2000 fueron de Ps.1,183 millones (US$109 millones), lo que significa una reducción de 10% contra a los Ps.1,314 millones (US$110 millones) registrados en 1999. Esta disminución, en pesos constantes, fue el resultado de la reducción en gastos de administración y venta.

La relación de gastos de operación a ingreso fue de 7.6% en 2000, menor que el 8.0% registrado en 1999. A pesar de la disminución de 5% en ingreso observada en el año, la reducción en los gastos de operación permitió a Hylsamex mostrar una mejora en este indicador versus 1999.

3.4.1.6. Utilidad de Operación

Comparación 2002-2001
La utilidad de operación en el año se incrementó en 159%, de Ps.281 millones (US$29 millones) en 2001 a Ps.728 millones (US$72 millones) en 2002. Cabe mencionar que el margen de operación se incrementó en más de 100% durante el año, llegando a 5.4%.

Comparación 2001-2000
En 2001, Hylsamex obtuvo Ps.281millones (US$29 millones) de utilidad de operación, 80% inferior a la de Ps.1,402 millones (US$128 millones) registrada en 2000. Esta disminución resultó de la conjunción de menor demanda, menor precio de venta de productos y la sobrevaluación del peso. El margen de operación para el año 2001 fue de 2.3%.

Comparación 2000-1999
En el año 2000, Hylsamex registró una utilidad de operación de Ps.1,402 millones (US$128 millones), lo que representa una disminución de 38% respecto a la utilidad de Ps.2,249 millones (US$187 millones) registrada en 1999. La diferencia negativa se atribuye, casi en su totalidad, a los incrementos en el costo de la energía, de los insumos metálicos y a la sobrevaluación del peso. El margen de operación en el año fue de 8.9% comparado con el 13.7% obtenido en 1999. La compresión en el margen se debe a la disminución en el volumen de ventas, al incremento en costos y al fortalecimiento del peso.

Utilidad de Operación	**1999**	**2000**	**2001**	**2002**
Ps. millones	2,249	1,402	281	728
US$ millones	187	128	29	72
Por tonelada (US$)	66	47	12	26
Margen de operación	13.7%	8.9%	2.3%	5.4%

3.4.1.7. Flujo de Efectivo

Comparación 2002-2001

Durante todo el año, Hylsamex generó un flujo de operación, medido como EBITDA, de Ps.1,968 millones (US$197 millones) mostrando un crecimiento de 26% sobre el EBITDA de Ps.1,558 millones (US$155 millones) obtenido en el año anterior. El incremento en ventas derivado de un aumento en la demanda de productos de acero, y mejoras en el costo variable propiciaron un aumento relevante en el flujo de este año a pesar de un comportamiento mixto en los precios de venta de los productos de Hylsamex —con incrementos en productos planos y disminuciones en no planos. Como se detalla en la sección de Costo de Venta para 2002 de este reporte, el incremento en costos fijos se debió en parte a una mayor actividad y al arranque del complejo minero Las Encinas.

El EBITDA por tonelada en 2002 totalizó US$71, lo que representa un incremento de 7% sobre el de US$66/tonelada registrado en 2001. El incremento hubiese sido más relevante —23% o US$13/tonelada— sin tomar en cuenta las ganancias derivadas de la venta de cobertura de gas natural en agosto de 2001, que contribuyeron con US$8/tonelada al EBITDA de 2001. La razón de EBITDA a ingreso total fue de 14.6% en 2002, mejorando 180 puntos porcentuales del 12.8% registrado en 2001

Cambio en EBITDA, de 2001 a 2002
(US$ millones)

EBITDA 2001	Volumen de Ventas	Contribución Marginal por tonelada	Costos Fijos	Gastos Operación	Venta Cobertura*	EBITDA 2002
155	92	9	33	6	20	197

*Ganancia de US$20 millones proveniente de la venta de una cobertura de gas natural durante 3T01

Comparación 2001-2000

En 2001, la generación de flujo de efectivo totalizó Ps.1,558 millones (US$155 millones), registrando una disminución de 44% del EBITDA de Ps.2,764 millones (US$253 millones) obtenido en 2000. Mientras que la mayor parte de la disminución se explica con la caída en volumen de ventas, la reducción en precios y el incremento en costo variable unitario también fueron substanciales. Los ahorros generados en gastos de operación y costos fijos, junto con la partida extraordinaria de US$20 millones, compensaron la disminución en flujo de efectivo, pero resultaron insuficientes.

Comparación 2000-1999

Hylsamex generó un flujo de efectivo, medido por EBITDA, de Ps.2,764 millones (US$253 millones) en el año 2000, cifra 22% inferior al EBITDA de Ps.3,543 millones (US$295 millones) registrado en 1999. La reducción en flujo de efectivo se explica principalmente por la disminución observada en la utilidad de operación.

Flujo de Efectivo (EBITDA)	**1999**	**2000**	**2001**	**2002**
Ps. millones	3,543	2,764	1,558	1,968
US$ millones	295	253	155	197
Por tonelada (US$)	104	93	66	71
Margen de EBITDA	21.6%	17.6%	12.8%	14.6%

3.4.1.8. Resultado Integral de Financiamiento

Comparación 2002-2001
Hylsamex registró una pérdida neta de Ps.1,603 millones (US$161 millones) en 2002, comparada con la pérdida de Ps.475 millones (US$47 millones) obtenida el año anterior. La diferencia entre 2002 y 2001 se debió a lo siguiente:

- Nivel de inflación superior en 2002 que incrementó el nivel de ganancias monetarias.
- Una disminución en la tasa LIBOR que, junto con la reducción en deuda en 2002, redujeron la carga financiera en 2002.
- La valuación del Peso, que pasó de una apreciación de 4.76% en 2001 a una depreciación de 12.80% en 2002 causando un nivel alto de pérdidas cambiaras

Comparación 2001-2000
Durante 2001, Hylsamex registró un costo financiero neto de Ps.475 millones (US$47 millones), comparado con el costo de Ps.659 millones (US$61 millones) obtenido en 2000. La diferencia entre los dos años se atribuyó a lo siguiente:

- La valuación del peso, que pasó de una depreciación promedio de 0.8% en 2000 a una apreciación de 4.8% en 2001.
- Una tasa de inflación menor en 2001 que disminuyó el nivel de ganancias monetarias.
- Una disminución en la tasa de interés LIBOR y una reducción en deuda que redujeron la carga financiera en 2001.

Comparación 2000-1999
La Compañía registró un costo financiero neto de Ps.659 millones (US$61 millones), comparado a la ganancia financiera neta de Ps.143 millones (US$8 millones) obtenida en 1999. El resultado negativo en 2000 se debió a que los gastos financieros netos fueron mayores a la ganancia monetaria (erosión de la inflación sobre la deuda), en un año donde las fluctuaciones cambiarias no fueron significativas. Por el contrario, el resultado integral de financiamiento (RIF) en 1999 fue positivo por la ganancia por fluctuaciones cambiarias y una ganancia monetaria considerablemente mayor debido al alto nivel de inflación que se registró en el año.

Resultado Integral de Financiamiento (Ps millones)	**1999**	**2000**	**2001**	**2002**
Productos financieros	149	200	102	109
Gastos financieros	-1,868	-1,795	-1,556	-1,189
Gastos financieros, neto	-1,719	-1,595	-1,454	-1,080
Fluctuaciones cambiarias	411	-269	489	-1,116
Ganancia monetaria	1,621	1,205	490	593
RIF Capitalizado	-170	-	-	-
RIF	**143**	**-659**	**-475**	**-1,603**
US$ millones				
Gastos financieros, neto	-144	-147	-144	-109
Deuda total	1,377	1,430	1,328	1,101

3.4.1.9. Impuesto Sobre la Renta (ISR) y Al Activo (IMPAC) y Participación de los Trabajadores en las Utilidades (PTU)

Comparación 2002-2001
La Compañía acumuló Ps.508 millones en impuestos diferidos en 2002, en comparación a Ps.1,287 millones de impuestos y reparto de utilidades registrados en 2001. Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V. registró una reserva del 50% del resto de sus impuestos diferidos pendientes de amortizar, ya que sus proyecciones financieras indican una baja probabilidad de recuperación de tales impuestos diferidos. Por lo tanto, y en estricto apego al Boletín D-4 de los PCGA en México, durante el cuarto trimestre de 2002 se registró un ajuste en el impuesto diferido de Peña Colorada por la cantidad de Ps.106 millones.

Al 31 de diciembre de 2002, la Compañía tenía Ps.1,798 millones de pérdidas fiscales por amortizar que expirarán entre los años 2003 y 2010. A final de 2002, Hylsamex había acumulado Ps.782 millones en impuesto al activo pagado en años anteriores, que se podrá acreditar contra el impuesto sobre la renta a pagar que exceda la tasa mínima de impuesto al activo. Este impuesto al activo acumulado expirará entre los años 2003 y 2010.

Comparación 2001-2000
La Compañía acumuló Ps.1,287 millones en impuestos y reparto de utilidades en 2001 en comparación a Ps.274 millones registrados en 2000. La mayor parte de esta cifra en 2001 correspondió a una provisión por impuestos por Ps.1,124 millones. De acuerdo al programa de refinanciamiento de Hylsa en 2001, se prepararon proyecciones financieras que fueron revisadas por auditores independientes. Estas proyecciones mostraron una baja probabilidad para recuperar los créditos de impuesto al activo pagado en años anteriores principalmente en Hylsa, y pérdidas fiscales por amortizar de otras subsidiarias de Hylsa. De esta manera, y en estricta observancia del Boletín D-4 de los PCGA en México, durante 2001 Hylsamex realizó un ajuste en la provisión de impuestos diferidos por Ps.1,335 millones.

Al 31 de diciembre de 2001, la Compañía tenía Ps.971 millones de pérdidas fiscales por amortizar que expirarán entre los años 2002 y 2009. A final de 2001, Hylsamex había acumulado Ps.553 millones en impuesto al activo pagado en años anteriores, que se podrá acreditar contra el impuesto sobre la renta a pagar que exceda la tasa mínima de impuesto al activo. Este impuesto al activo acumulado expirará entre los años 2002 y 2009.

Comparación 2000-1999
Hylsamex registró Ps.274 millones (US$14 millones) de provisión de impuestos y reparto de utilidades a los trabajadores en el año 2000, cifra mayor que los Ps.230 millones (US$19 millones) registrados en 1999. El incremento se debió a que, desde enero de 2000, la empresa incorporó a sus estados financieros la aplicación integral del Boletín D-4 "Tratamiento Contable del ISR, IMPAC y PTU".

Al 31 de diciembre de 2000, la Compañía tenía Ps.1,715 millones de pérdidas fiscales por amortizar que expirarán entre los años 2001 y 2008. A final de 2000, Hylsamex había acumulado Ps.1,368 millones en impuesto al activo pagado en años anteriores, que se podrá acreditar contra el impuesto sobre la renta a pagar que exceda la tasa mínima de impuesto al activo. Este impuesto al activo acumulado expirará entre los años 2001 y 2008.

Impuestos y Reparto de Utilidades (Ps millones)	**1999**	**2000**	**2001**	**2002**
ISR e IMPAC	-196	-182	-1,174	-21
ISR diferido	-	-69	-93	549
ISR Total	-196	-251	-1,267	528
PTU	-34	-23	-20	-20
Total Impuestos y Reparto	-230	-274	-1,287	508

3.4.1.10. Utilidad (Pérdida) Neta Correspondiente al Interés Mayoritario

Comparación 2002-2001
La perdida neta correspondiente al interés mayoritario para el año 2002 totalizó Ps.731 millones (US$73 millones) en comparación a la pérdida de Ps.2,672 millones (US$271 millones) reportada en 2001. Como se detalla en la tabla en esta misma sección, los cargos relacionados al resultado integral de financiamiento, derivados de la depreciación del Peso durante el año, explican el resultado negativo, ya que la utilidad de operación fue suficiente para cubrir otros gastos, incluyendo las pérdidas en compañías asociadas.

Comparación 2001-2000
La pérdida neta mayoritaria en 2001 totalizó Ps.2,672 millones (US$271 millones) comparada a la utilidad neta mayoritaria de Ps.177 millones (US$15 millones) obtenida en 2000. La disminución de Ps.2,849 millones de 2000 a 2001 se debió principalmente a la disminución de Ps.1,121 millones en utilidad de operación y al ajuste en provisión de impuestos diferidos por Ps.1,335 millones.

Comparación 2000-1999
La utilidad neta mayoritaria obtenida en el año 2000 fue de Ps.177 millones (US$15 millones), comparada con la utilidad de Ps.821 millones (US$66 millones) registrada en 1999. La diferencia de Ps.644 millones (US$51 millones) se atribuyó principalmente a la disminución de Ps.847 millones (US$59 millones) en la utilidad de operación. Mientras que se contabilizó una diferencia importante en el resultado integral de financiamiento, el resultado menos negativo en el rubro de subsidiarias no consolidadas compensó parte de esta variación en RIF.

Integración de la Utilidad Neta Mayoritaria (Ps millones)	**1999**	**2000**	**2001**	**2002**
Utilidad de operación	2,249	1,402	281	728
RIF	143	-659	-475	-1,603
Otros gastos, neto [1]	-115	-69	-342	-437
Subsidiarias no consolidadas [2]	-1,187	-216	-860	-94
ISR, IMPAC y PTU [3]	-230	-274	-1,287	508
Utilidad (Pérdida) Neta Consolidada	**860**	**184**	**-2,683**	**-898**
Utilidad (Pérdida) Neta Mayoritaria	**821**	**177**	**-2,672**	**-731**

1. La cifra de otros gastos, neto, se explica principalmente por lo siguiente:
- Como parte del proceso para subcontratar la energía eléctrica, en noviembre de 2002, en asamblea general de accionistas se llegó a un acuerdo concerniente en la liquidación de la empresa Pegi, S.A. de C.V. "PEGI". Como resultado, PEGI creó una reserva por el valor del resto de sus activos e inventarios en la cantidad de Ps.241 millones. Hylsamex controla el 52% del capital social de PEGI.

- En Diciembre de 2002, durante una asamblea general de accionistas, Posco, la empresa tenedora del capital social mayoritario de Posven —productora venezolana de mineral de hierro reducido en briquetas—, informó al resto de los accionistas acerca de su decisión de parar las instalaciones productivas y poner a la venta esta compañía. Por esta razón y debido al ambiente político y económico adverso en Venezuela, Hylsamex creó una reserva por el 50% de su inversión en Posven, en la cantidad de Ps.97 millones (US$9 millones). Hylsamex controla el 5% del capital social de Posven.

2. En los estados financieros de Hylsamex relativos a 2001 se incluyó una excepción en el dictamen de los auditores externos, referente a que no se emitieron con oportunidad los estados financieros dictaminados de Consorcio Siderúrgica Amazonia, LTD, (Amazonia) empresa controladora de Siderúrgica del Orinoco (Sidor) y asociada de Hylsamex.

Anticipando un posible castigo por deterioro sobre los activos de Sidor en el ejercicio de 2001, Hylsamex creó una reserva de valuación en sus estados financieros del primer trimestre de 2002. En el tercer trimestre de 2002 y una vez emitidos los estados financieros dictaminados de Sidor y Amazonia de 2001 y también habiendo terminado la reestructuración financiera de las subsidiarias de Alfa: Hylsamex e Hylsa, Hylsamex eliminó la mencionada reserva, reconociendo el castigo real incorporado en Amazonia.

De esta manera y dado que el castigo por deterioro de activos de Sidor se reconoció en los estados financieros de Amazonia en 2001, los estados financieros de Hylsamex correspondientes a 2002 y 2001 están ahora preparados como si la información sobre dicho castigo se hubiese conocido desde el cuarto trimestre de 2001, tal y como lo establecen los principios contables, corrigiéndose en 2002 la excepción expresada en el dictamen de 2001.

Este ajuste sólo afecta a la "Inversión en acciones de asociadas", en el estado de situación financiera. En el estado de resultados, se afectan las partidas de "Otros gastos, neto" y a la "Utilidad (pérdida) en participación de compañías asociadas". Nótese que las dos partidas ajustadas que afectan al estado de resultados ocurren después de la "Utilidad de operación" y el "Resultado integral de financiamiento", por lo que las cifras de EBITDA reportadas con anterioridad permanecen sin cambio.

Así, la información trimestral originalmente reportada y ahora ajustada, del cuarto trimestre de 2001 al cuarto trimestre del 2002, queda como sigue (en millones de pesos):

	Utilidad (pérdida) en Participación de Compañías Asociadas		**Otros Ingresos y Partidas Especiales, Neto**		**Inversión en Acciones de Asociadas**	
	Original	**Ajustada**	**Original**	**Ajustada**	**Original**	**Ajustada**
4T01	-261	-639	-96	-96	1,028	651
1T02	-533	-126	-444	-36	488	527
2T02	166	166	-31	-31	593	636
3T02	-8	-11	306	-102	606	606
4T02	-123	-123	-268	-268	457	457
2001	-482	-860	-342	-342	1,028	651
2002	-498	-94	-437	-437	457	457

3. El neto de Impuesto Sobre la Renta, Impuesto al Activo y Reparto de Utilidades en 2002 es debido a (i) la pérdida neta de Ps.1,312 durante el año, y a (ii) un cambio en la tasa de impuesto sobre la renta. De acuerdo con las modificaciones a la Ley del Impuesto sobre la Renta que entraron en vigor a partir del 1o. de enero de 2002, la tasa del impuesto sobre la renta continuará siendo del 35% para este año; sin embargo, esta tasa se reducirá gradualmente en un 1% anual, de tal forma que a partir del año 2005 la tasa será del 32%.

Con respecto a los impuestos registrados en 2001, cabe recordar que de acuerdo al programa de refinanciamiento, Hylsa preparó proyecciones financieras en 2001 que fueron

revisadas por auditores independientes. Estas proyecciones mostraron una baja probabilidad para recuperar los créditos de impuesto al activo pagado en años anteriores principalmente en Hylsa, y pérdidas fiscales por amortizar de otras subsidiarias de Hylsa. De esta manera, y en estricta observancia del Boletín D-4 de los PCGA en México, Hylsamex realizó un ajuste en la provisión de impuestos diferidos.

3.4.1.11. Resultados de Empresas Asociadas no Consolidadas

Comparación 2002-2001
El volumen de ventas de Sidor para todo el año ascendió a 3,262,300 toneladas, 12% más que el de 2,905,700 toneladas vendidas en 2001. El incremento se debió a las exportaciones, que se incrementaron 37% en el año. Por otro lado, el volumen al mercado doméstico se deterioró debido a la situación actual que se vive en Venezuela. El margen de exportaciones a ventas totales ascendió a 72% en el año, en comparación al 59% reportado en 2001. Debido al incremento el volumen de ventas, el ingreso creció 11%, de US$804 millones en 2001 a US$892 millones en 2002. Los precios promedio se incrementaron 1% en el año.

El EBITDA del año 2002 ascendió a US$140 millones, 149% más que el EBITDA de US$56 millones generado en 2001

Situación Financiera
El 18 de diciembre de 2001 Sidor y Amazonia dejaron de pagar intereses por US$31.3 millones y US$8.1 millones, respectivamente. Tal incumplimiento fue el resultado de condiciones negativas del mercado internacional del acero a nivel mundial, que afectaron los mercados domésticos y de exportación de Sidor. Desde entonces, la compañía ha dejado de efectuar otros pagos de intereses de su deuda.

Como se anunció en octubre de 2001, Sidor y Amazonia iniciaron conversaciones con sus bancos acreedores y con las entidades controladas por Gobierno Venezolano, con el objetivo especifico de reestructurar la reprogramación de sus obligaciones financieras.

El 23 de junio de 2003 Hylsamex anunció que sus compañías asociadas Consorcio Siderurgia Amazonia Ltd. (Amazonia) y Siderúrgica del Orinoco C.A. (Sidor), han alcanzado un acuerdo con sus acreedores financieros y con el gobierno Venezolano relacionado a la reestructuración de deuda de Sidor y Amazonia.

Según los términos del acuerdo, la deuda financiera de Sidor y Amazonia se reduce de US$1,883 millones a US$791 millones; algunos accionistas de Amazonia realizaron una aportación de US$133.5 millones en efectivo en una sociedad recientemente constituida, para la adquisición y la futura capitalización de la deuda financiera; el gobierno de Venezuela incrementó su participación en Sidor de 30.0% a 40.3%.

Se liberaron todas las garantías otorgadas por los accionistas de Amazonia reemplazándolas por gravámenes sobre los activos fijos de Sidor que, junto con las acciones de Amazonia y las de esta última en Sidor, fueron otorgados en garantía al gobierno Venezolano y a los acreedores financieros. Adicionalmente, una porción del flujo libre excedente (determinado de acuerdo a una fórmula acordada en la reestructuración) será aplicado para repagar deuda financiera de Sidor y el remanente se distribuirá al gobierno de Venezuela y a la Compañía de nueva creación a que se hace referencia arriba.

Hylsamex participó en esta reestructuración, primero, a través de su empresa controladora, Alfa, S.A. de C.V. la cual realizó una aportación total en efectivo de US$15.0 millones de dólares a la sociedad recientemente constituida (recibiendo nueva deuda convertible a cambio) y segundo, capitalizando en Amazonia deuda convertible emitida anteriormente por Amazonia por un monto de US$41.5 millones más los intereses acumulados correspondientes. La participación de Hylsamex en Amazonia después de la capitalización de la deuda convertible es de 36.73%.

Eventualmente, cuando ocurra la capitalización de la totalidad de la nueva deuda convertible, la participación de Hylsamex se reducirá a 12.0% y la contribución directa de Alfa resultará en una participación de ésta en Amazonia de 7.5%.

Como resultado de la reestructuración, la deuda financiera de Sidor queda compuesta de tres tramos, uno de US$350.5 millones que será amortizado en 8 años con un año de gracia, otro de US$26.3 millones con amortización en 12 años con un año de gracia y el tramo restante de US$368.6 millones que será amortizado en 15 años con uno de gracia. Además, la deuda que mantenía Sidor con ciertos proveedores del estado Venezolano fue fijada en US$45.4 millones a ser pagados durante los próximos cinco años.

Como resultado de este acuerdo, Alfa e Hylsamex mantienen una participación accionaria en un negocio con costos competitivos y una mejor estructura financiera.

La inversión de Hylsamex en Amazonia, la principal accionista en Sidor, se mantiene a través de Hylsa Latin LLC, una subsidiaria 100% de Hylsamex, S.A. de C.V. (la compañía tenedora). Al final del año 2002, el valor en libros de la participación que Hylsamex tiene en Amazonia totalizó Ps.415 millones (US$40 millones).

Al 31 de diciembre de 2002, Hylsamex, S.A. de C.V. (la compañía tenedora) tenía una exposición adicional por US$26.3 millones con respecto a la garantía para el pago de la deuda que Sidor tiene con el Fondo de Inversiones de Venezuela. Hylsa Latin tenía una exposición adicional de US$237.0 millones como garantía para el pago de la deuda de Sidor con el Fondo de Inversiones de Venezuela. Con respecto a la contingencia con respecto al cumplimiento de ciertas obligaciones establecidas en el contrato de adquisición de Sidor, a la fecha de este reporte el valor de dicha obligación asciende a cero, por lo que ya no se genera un pasivo contingente. Hylsa, S.A. de C.V., la subsidiaria que produce el acero de Hylsamex, no tiene contingencias relacionadas con Amazonia o Sidor

Comparación 2001-2000

Durante el año 2001, Sidor registró un volumen de ventas de 2,905,700 toneladas, 5% arriba de las 2,771,700 toneladas vendidas el año anterior. El porcentaje de exportaciones en 2001 fue 59%, comparado con el 53% registrado en 2000. El incremento en el margen de exportaciones se compuso por ventas de productos semi-terminados como planchón y billet. No obstante, a pesar del incremento en embarques, los precios promedios disminuyeron 15%, por lo que el ingreso anual se redujo en 11%, de US$906 millones en 2000 a US$804 millones en 2001. El EBITDA por el año 2001 fue de US$69 millones, comparado con los US$125 millones obtenidos el año anterior.

Con respecto a la situación financiera de Sidor, en diciembre 18, 2001, Sidor y Amazonia dejaron de pagar intereses por US$31.3 millones y US$8.1 millones, respectivamente. Tal incumplimiento fue el resultado de condiciones negativas del mercado internacional del acero a nivel mundial, particularmente en el mercado de exportaciones y más significativamente en el mercado domestico venezolano —afectado aún más por el incremento en las importaciones y la apreciación del bolívar con respecto al dólar.

Como se anunció en octubre de 2001, Sidor y Amazonia iniciaron conversaciones con sus bancos acreedores y con el Gobierno Venezolano que controla sus entidades, con el objetivo especifico de reestructurar la reprogramación de sus obligaciones financieras.

Comparación 2000-1999

El volumen de ventas para el año 2000 ascendió a 2,767,600 toneladas, lo que representa un incremento de 20% en comparación a los embarques de 1999. El crecimiento del volumen se debió a mejoras en los mercados doméstico y de exportación. Dada la fortaleza de los embarques, el ingreso por ventas en el año 2000 creció 36% al alcanzar US$906 millones versus los US$666 millones registrados el año previo. Aparte del aumento en volumen de ventas, el ingreso se vio fortalecido por un mejor ingreso por tonelada asociado a una evolución positiva en los precios del acero durante la primera mitad del 2000 y por una mezcla de ventas más rica dado el mayor volumen a mejores precios dirigido al mercado venezolano. El UAFIRDA en el año 2000 fue de US$138 millones, contrario al resultado negativo de US$33 millones registrado en 1999.

3.4.2. Situación Financiera, Liquidez y Recursos de Capital

3.4.2.1. Fuentes de Liquidez

Las siguientes son las fuentes de liquidez reportadas al 31 de marzo de 2003:

Tipo	Monto (en millones)	Participantes	Vencimiento
Hylsa			
Línea de liquidez revolvente	US$40	Banamex Banorte Comerica Bank HSBC Bank PLC Bayerische Hypo-un Vereinsbank AG Inbursa JP Morgan	31/01/2005
Línea de factoraje clientes (1)	Ps.10	Factoraje Banorte	01/07/2003
Línea revolvente (2)	US$30	Bancomext	03/02/2005
Almacenaje financiero (3)	US$20	Almacenadora Banorte	18/01/2006
Arrendamiento puro (4)	US$15.6	GE Capital CEF México, S. de R.L.	
Anticipos de clientes	US$17.8		
Crédito de Proveedores	US$69.4		
Galvak			
Línea de factoraje clientes y proveedores	US$10 US$5 US$1 Ps.20	Banco Mercantil del Norte Factoring Comercial América Banregio (6) Banco del Bajío (7)	
Arrendamiento puro	US$7.9 US$1.2 US$1.1 US$.1 US$.04	GE Capital CEF México, S. de R.L. The Capita Corporation de México GE Capital Fleet Services de México CSI Leasing México, S. de R.L. de C.V. Professional Leasing Group Capital Partners	01/01/2008 01/03/2006 01/05/2007 01/05/2005 01/05/2005
Anticipos de clientes	Ps.31		
Crédito de Proveedores	Ps.276		

1. Línea revisable anualmente.
2. Línea en trámite de extensión hasta el año 2008.
3. Línea revisable anualmente.
4. Contrato de arrendamiento puro de maquinaria y equipo.

5. Contrato de arrendamiento puro de equipo de cómputo.
6. Línea no utilizada.
7. Línea no utilizada.

3.4.2.1. Nivel de Endeudamiento

Nivel de Deuda	**1999**	**2000**	**2001**	**2002**
Corto Plazo				
Ps. millones	2,685	3,157	4,511	159
US$ millones	234	298	467	15
Largo Plazo				
Ps. millones	13,084	11,997	8,327	11,197
US$ millones	1,143	1,132	861	1,086
Deuda Total				
Ps. millones	15,769	15,154	12,838	11,356
US$ millones	1,377	1,430	1,328	1,101
Deuda, neta de caja				
Ps. millones	15,807	14,249	12,813	10,891
US$ millones	1,381	1,345	1,326	1,056

Perfil de Deuda	**1999**	**2000**	**2001**	**2002**
Moneda				
Pesos	5.29%	1.25%	13.27%	-
Dólares y UDI's	94.71%	98.75%	86.73%	100.00%
Tasa				
Fija*	60.51%	54.50%	34.11%	33.75%
Variable	39.49%	45.50%	65.89%	66.25%
Plazo				
Corto	17.03%	20.83%	35.14%	1.40%
Largo	82.97%	79.17%	64.86%	98.60%

* Incluye US$300 millones de CAPS @ 6% que vencieron durante 2001. Sin los CAPS, la tasa fija en 2001 es de 35%.

3.4.2.1. Políticas de Tesorería

1. Política

Es política de Alfa que las empresas del Grupo administren las *Reservas de Efectivo* bajo los lineamientos centralmente establecidos por la Dirección de Tesorería Corporativa de Alfa.

2. Objetivo

Optimizar la relación rendimiento-riesgo de las *Reservas de Efectivo* mediante una adecuada coordinación entre Alfa y sus Subsidiarias

3. Definiciones

a. **Comité de Administración Financiera (CAF):** Grupo formado por el Director Corporativo, Director de Tesorería Corporativo, Director de Contraloría Corporativo, Director de Relaciones con Inversionistas, Director de Planeación Corporativo, Subdirector de Auditoría Corporativo y los Directores de Finanzas de los Grupos, cuyo objetivo es coordinar la planeación financiera de Alfa.

b. **Reservas de Efectivo:** Suma de efectivo e inversiones temporales en valores.

c. **Reservas Mínimas en Pesos:** Reservas necesarias en pesos para asegurar la operación financiera diaria de la empresa, considerando contingencias. El nivel de *Reservas Mínimas en Pesos* es particular para cada empresa —las Tesorerías de de las empresas, en conjunto con la Dirección de Tesorería Corporativa, presentarán al CAF el nivel correspondiente a cada una de ellas para su aprobación.

d. **Instituciones Financieras Extranjeras Radicadas en México:** Subsidiarias mexicanas de instituciones financieras extranjeras con autorización de la SHCP para operar en México.

e. **Arbitraje Dólar-Peso:** Se genera cuando se toma pasivo (corto y/o largo plazo) en dólares para invertir en pesos.

4. Responsabilidades

a. Es responsabilidad de la Dirección de Tesorería Corporativa de Alfa:
- Difundir y actualizar los Lineamientos periódicamente.
- Monitorear el cumplimiento.
- Aprobar operaciones fuera de Política.
- Coordinar a las empresas en decisiones importantes de inversión de efectivo.

b. Es responsabilidad de la Dirección de Finanzas de cada Grupo y Empresa:
- Optimizar el manejo de las reservas sujetándose a esta Política.
- Coordinarse con la Dirección de Tesorería Corporativa de Alfa en los temas previstos en la política
- Solicitar autorización a la Dirección de Tesorería Corporativa de Alfa para operaciones fuera de la Política.

c. Es responsabilidad del *Comité de Administración Financiera (CAF)*:
- Definir criterios en relación a.
    - Límites para el Arbitraje Dólar-Peso
    - Instituciones con quienes preferentemente deban hacerse las transacciones.
    - Instrumentos recomendables.
- Compartir información relevante sobre temas económicos/financieros, por ejemplo:
    - Mercado cambiario.
    - Tendencias de tasas de interés.
    - Rendimientos ofrecidos por instituciones radicadas en México —pesos y dólares.
    - Derivados de monedas y tasas de interés —oportunidades, riesgos, nuevos productos, etc.

5. Lineamientos

a. Determinación del Nivel de *Reservas de Efectivo*

- El nivel de reservas deberá ser congruente con el perfil de las necesidades netas de fondeo en el corto plazo. Lo anterior, considerando la situación del entorno económico y/o financiero del momento, por ejemplo, mayores reservas en condiciones de inestabilidad.

b. Proporción de *Reservas de Efectivo* en Dólares

- Deberá tenerse una proporción de reservas en dólares que contribuya al cumplimiento del siguiente parámetro:
  - Activos (monetarios + no monetarios) denominados en dólares ≥ Pasivos monetarios denominados en dólares.

c. Montos por Institución

- Se permite invertir en instituciones nacionales y en extranjeras radicadas en México bajo las siguientes condiciones:
  - Monto máximo en función de la calificación proporcionada semestralmente por la Dirección de Tesorería Corporativa de Alfa.
  - Instituciones bancarias nacionales con capital superior a US$40 millones y casas de bolsa autorizadas por el CAF.
  - Papel asignado (en directo o en reporto) deberá ser de las instituciones permitidas por esta Política.
- Se permite invertir en instituciones radicadas fuera de México bajo las siguientes condiciones:
  - Sólo de países desarrollados, miembros de la Organización de Cooperación y Desarrollo Económicos ("OECD").
  - Calificación Standard & Poors "A" o superior.
  - Activos mayores a US$20,000 millones.
  - Inversión no mayor al 5% del capital de la institución.

d. Instrumentos

- Se permite invertir en:
  - Instrumentos Gubernamentales:
    - Gobierno Federal: Cetes, Bondes, UDIbonos, etc.
    - Entidades de Gobierno: Pemex, Bancomext, Nafin, etc.
    - Gobiernos Extranjeros ("OECE"): Treasuries, etc.
  - Instrumentos Bancarios como pagarés, CD's, aceptaciones, bonos, etc.
  - Papel comercial de empresas mexicanas y extranjeras con calificación de grado de inversión de acuerdo a Standard & Poor's o similar:

Tipo de Papel	Corto Plazo	Largo Plazo
Compañías Mexicanas		
Pesos	mxA-3	mxBBB
Dólares	A-3	A
Compañías Extranjeras		
Dólares	A-3	A

- Se permite invertir sólo en instrumentos de deuda —no acciones, salvo propias con la autorización de la Dirección General Ejecutiva.

- No se permite invertir en fondos de renta fija.
- El vencimiento debe ser menor a un año.

e. Diversificación del Riesgo Institución / Papel

- Se deberá diversificar la base de las instituciones y papeles en los que se invierte en función de la calidad del riesgo de éstas y de la importancia que las *Reservas de Efectivo* tienes para la empresa en términos de monto.
- El criterio para determinar el porcentaje máximo de caja a invertir en un solo tipo de institución o papel es el siguiente:

	Riesgo Institución Financiera / Papel		
Calificación de la Institución	**Alto**	**Medio**	**Bajo**
Calificación de la Institución	0 a 4	4 a 8	8 a 10
Papel base	mxA-3	mxA-2	mxA-1
mx S&P	mxBBB	mxBBB+ a mxA	mxA+a mxAAA
Papel base	A-3	A-2	A-1
S&P (dólares)	A a A+	AA- a AA	AA+ a AAA

Importancia de la Reserva de Efectivo % Caja / Capital Contable	**Inversión Máxima por Tipo de Institución / Papel**		
> 30%	0 – 5%	0 – 20%	0 – 40%
20% a 30%	0 – 10%	0 – 30%	0 – 60%
10% a 20%	0 – 20%	0 – 40%	0 – 80%
5% a 10%	0 – 30%	0 – 50%	0 – 100%
< 5%	0 – 50%	0 – 100%	0 – 100%

f. Compra – Venta de Divisas

- Las compras o ventas de divisas se deberán realizar a través de las casas de cambio de bancos calificados en esta Política, en ciertas casas de cambio de casas de bolsa o en altugas casas de cambio privadas.

g. Arbitraje

- El monto máximo permitido en operaciones de *Arbitraje Dólar-Peso* será el mayor de los siguientes límites:
  - Monto definido periódicamente por el *CAF* para cada empresa —sujeto a que en ningún momento el monto de los pasivos en dólares exceda al de los activos en dólares
  - *Reservas Mínimas en Pesos*
- Se necesita la autorización de la Dirección de Tesorería Corporativa de Alfa para efectuar *Arbitraje Dólar-Peso* por arriba del nivel máximo permitido.

h. Derivados

- El principio básico es utilizar los derivados sólo para fines de cobertura.
- Se permite utilizar los siguientes derivados avisando a la Dirección de Tesorería Corporativa de Alfa:
  - Coberturas y "forwards" de tipo de cambio dólar-peso.

- "Swaps" de tasas de interés en dólares, flotante a fija o viceversa, hasta por un monto nocional equivalente al 5% del capital.

- Cualquier otra operación de derivados no mencionada en el inciso anterior podrá realizarse sólo con la aprobación del *Comité de Administración Financiera* o de la Dirección Corporativa de Alfa.

Al 31 de marzo de 2003, fecha del último reporte trimestral de Hylsamex, el rubro de efectivo e inversiones temporales reportado en los estados financieros totalizó Ps.549 millones (US$51 millones). De este monto, el 25% estaba invertido en pesos, mientras que el 75% restante se invirtió en dólares.

3.4.2.2. Créditos o Adeudos Fiscales

Al 31 de diciembre de 2002 Hylsamex y Subsidiarias estaban al corriente en el pago de las contribuciones fiscales, obligatorias para las empresas. A la fecha de este reporte no se tiene ningún adeudo fiscal

3.4.2.3. Inversiones de Capital

En 2002, Hylsamex erogó Ps.208 millones (US$21 millones) en inversiones en activo fijo, en comparación con las inversiones por Ps.224 millones (US$23 millones) realizadas en 2001. La mayor parte de este monto se relacionó a cargos diferidos derivados del descapote en las minas de la Compañía. En un esfuerzo por dedicar el flujo de efectivo disponible al servicio de su deuda, Hylsa, S.A. de C.V. ha reducido el presupuesto de inversiones a niveles mínimos, incluyendo únicamente inversiones normales y de reemplazo.

La única área en donde la administración de Hylsamex decidió invertir fue en la subsidiaria Galvak, S.A. de C.V. erogando US$6 millones a finales del 2002 debido a que esta empresa ya inició su programa de inversión. Como parte de la reestructura de Hylsa, Galvak obtuvo nuevos créditos por US$150 millones, de los cuales US$40 millones están siendo destinados a su programa de inversión, que incluye expansiones en la capacidad instalada de todas las línea de productos. Este programa de inversión se llevará a cabo durante los siguientes 12 meses.

3.4.2.4. Cambios en cuentas de Balance

Los principales cambios que muestran las cuentas del balance del último ejercicio son las siguientes:

Balance General (Ps millones)	**2001**	**2002**
Inventarios [(1)]	2,103	2,490
Vencimientos en un Año de Pasivo a Largo Plazo [(2)]	2,626	159
Préstamos Bancarios [(2)]	1,498	-
Deuda a Largo Plazo [(2)]	8,327	11,197
Préstamos de Alfa [(3)]	387	-
Documentos por Pagar a Alfa [(3)]	-	236
Capital Social Nominal [(4)]	2,394	4,975

1. El incremento de 18% anual en el costo estimado de reposición de inventarios se explica con el mayor nivel de actividad de Hylsamex durante 2002 en comparación a 2001.

2. Al 31 de diciembre de 2001, Hylsamex e Hylsa no cumplían con ciertas condiciones incluidas en algunos de sus contratos de deuda con bancos y otros acreedores por un importe de Ps.11,166 millones, de los cuales Ps.7,953 millones correspondían a pasivos a largo plazo.

Durante 2002 las compañías culminaron exitosamente el proceso de reestructuración de prácticamente la totalidad de la deuda a su cargo, obteniendo condiciones más satisfactorias en la estructura y vencimiento de sus créditos.

Los principales acuerdos resultantes de la reestructuración de deuda y sus efectos en cada una de las entidades consolidadas se detallan a continuación:

Hylsa, S.A. de C.V.
a. Créditos bancarios
Hylsa reestructuró un total de US$785 millones de su deuda bancaria y como resultado redujo su deuda en US$467 millones conforme, principalmente, a lo siguiente:

- Alfa adquirió deuda por US$160 millones.
- Adicionalmente, Alfa capitalizó deuda por US$107 millones, de los cuales US$25 millones fueron aportados para apoyar la liquidez de Hylsa.
- Hylsamex sustituyó a Hylsa como deudor por US$193 millones, los cuales fueron posteriormente capitalizados en Hylsa.

Adicionalmente y derivado de la reestructuración, el vencimiento de los créditos bancarios existentes por US$318 millones se refinancian en pagos trimestrales de 2004 a 2009.

Como parte de la reestructuración de la deuda bancaria a cargo de Hylsa, se obtuvo una quita de deuda que ascendió a US$19 millones, y se presenta en el estado consolidado de resultados formando parte del rubro de "Otros gastos, neto" (véase Nota 12 de los estados financieros auditados para el año 2002 incluidos en este reporte).

b. Eurobonos

En julio de 2002 Hylsa concluyó exitosamente sus negociaciones con los tenedores de los bonos colocados en el extranjero por US$300 millones, cuyo vencimiento original era 2007 (Bonos 2007). Hylsa intercambió US$161 millones de sus Bonos 2007 por bonos con vencimiento en 2010, devengando intereses al 10.5%. Bonos por US$139 millones no fueron reestructurados en su vencimiento y vencerán en 2007 como originalmente fueron contratados y seguirán devengando intereses al 9.25%.

c. Préstamo en unidades de inversión

El acuerdo de reestructuración incluyó pagarés de mediano plazo por Ps.706 millones y su reestructuración consistió en i) la capitalización de intereses no pagados e intereses moratorios acumulados por $14 al 11 de marzo de 2002, fecha en que se aprobó la reestructuración por parte de la Asamblea de tenedores de pagarés de mediano plazo, ii) se modificó el valor nominal de los pagarés para quedar en 102.2020 UDI's y el monto total adeudado por Hylsa conforme a los pagarés sería de 223,457,587 UDI's, iii) se extendió el vencimiento de aproximadamente US$69.8 millones de marzo de 2005 a marzo de 2007, considerando que se concluyera la reestructuración de la deuda de Hylsa y se iniciara la oferta de intercambio de certificados bursátiles con vencimiento en 2008 antes del 31 de enero de 2004.

d. Recursos de liquidez y garantías

Hylsa obtuvo una nueva línea de crédito revolvente a 30 meses por US$40 millones de los cuales US$11 millones estaban dispuestos al 31 de diciembre de 2002, además de una contribución de Alfa por US$25 millones en efectivo, que han sido utilizados para el servicio de la deuda de Hylsa y para fortalecer su capital de trabajo. Como resultado de la reestructuración de los créditos mencionados, la totalidad de los activos de la entidad se dieron en garantía de los créditos a cargo de Hylsa.

Galvak, S.A. de C.V.

Galvak obtuvo una nueva línea de crédito a 5 años por US$140 millones que fue utilizada para refinanciar su deuda y para fondear necesidades de operación e inversiones en activos fijos, otorgando en garantía cuentas por cobrar y una línea de factoraje por US$10 millones.

Hylsamex, S.A. de C.V. (empresa tenedora)

En julio de 2002 y de acuerdo a lo comentado en el punto **a.** anterior, Hylsamex asumió US$193 millones de deuda que originalmente estuvo a cargo de Hylsa.

Como resultado de la transacción mencionada en el párrafo anterior, Hylsamex ha otorgado en garantía las acciones representativas del capital social de sus subsidiarias Hylsa y Galvak, así como Alfa otorgó en garantía (caución bursátil) las acciones de Hylsamex.

Los contratos de deuda vigentes contienen ciertas obligaciones a cargo de la Compañía, destacando: (i) restricciones en la distribución de dividendos y pago de servicios corporativos a ALFA, (ii) proporcionar a los acreedores información para la aplicación de flujos de efectivo, (iii) revelar las transacciones efectuadas con partes relacionadas y limitar las mismas, (iv) límites a razones financieras que de no cumplirse en un plazo determinado a satisfacción de los acreedores, podrían considerarse como causa de vencimiento anticipado y (v) limitantes para fusiones, ventas de activos a terceros, contratación de deuda adicional, etc. Al 31 de diciembre de 2002 la Compañía cumplía satisfactoriamente con dichas restricciones y compromisos.

3. Al 31 de diciembre de 2001 los préstamos de Alfa correspondían a la disposición de una línea de crédito por Ps.387 millones (US$40 millones) establecida en marzo de 2001 por Alfa en favor de

Hylsa. Derivado de la reestructuración de la deuda, este importe fue capitalizado por Alfa. Los documentos por pagar a largo plazo a Alfa que se muestran en los estados consolidados de situación financiera al 31 de diciembre de 2002, corresponden a servicios corporativos por un importe de Ps.236 millones (US$22.9 millones), los cuales devengan intereses a tasa variable y están subordinados a la deuda bancaria reestructurada.

4. Al 31 de diciembre de 2002 el capital social suscrito y pagado está representado por 506,340,463 acciones ordinarias Serie "B", sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro, cuya suscripción no tiene restricción en cuanto a nacionalidad de los adquirentes. La parte variable del capital es ilimitada.

En junio de 2002, los accionistas de Hylsamex acordaron incrementar el capital social autorizado hasta por Ps.3,500 millones a través de la emisión de 356.05 millones de acciones "Serie B", las cuales fueron ofrecidas a los accionistas actuales y a los acreedores de Hylsamex y sus subsidiarias Hylsa y Galvak. Al 31 de diciembre de 2002 fueron suscritas y pagadas 262.58 millones de acciones por un importe de Ps.2,651 millones que se muestran en el estado de variaciones en el capital contable. Si la emisión de capital no es totalmente suscrita en un plazo que no podrá exceder de un año contado a partir del 25 de julio de 2002, el capital social se incrementará sólo en la cuantía de las suscripciones efectuadas, cancelándose las acciones no suscritas. A la fecha de emisión de estos estados financieros no han sido suscritas ni pagadas 93.47 millones de acciones.

3.4.3. Control Interno

La empresa cuenta con un sistema de control interno para lograr: (a) la eficiencia y eficacia de sus operaciones; (b) la confiabilidad de su información financiera y (c) el cumplimiento de la legislación, regulación, reglas estatutarias y normatividad aplicables.

El Consejo de Administración es el órgano responsable de establecerlo y mantenerlo, a través de su Comité de Auditoría.

Este sistema establece el aseguramiento de que su funcionamiento permanezca adecuado y la evaluación de manera continua e independiente de sus actividades de administración general y auditoría interna.

3.5. Estimaciones Contables Críticas

De conformidad con PCGA, la preparación de estados financieros consolidados requiere que la administración de la compañía efectúe estimaciones basadas en las circunstancias, que puedan afectar los montos reportados de activos y pasivos. En consecuencia, los montos reales pudieran diferir de estas estimaciones.

A continuación se detallan las estimaciones críticas más importantes de los estados financieros consolidados, así como una descripción de la metodología utilizada para determinarlas, de los supuestos que las sustentan y de los eventos o incertidumbres que pueden ocurrir y que pudieran afectar de forma relevante los supuestos utilizados.

Deterioro de los activos de larga duración
Evaluamos el factor de recuperación de nuestros activos de larga duración periódicamente o cada vez que surgen eventos o circunstancias que creemos provocan la necesidad de revisar tales valores en libros. Esta determinación requiere un juicio importante y es altamente compleja cuando se considera la diversidad de industrias en las cuales operamos, cada una de las cuales tienen sus propias circunstancias económicas que tienen que ser consideradas. Además, vigilamos la vida útil asignada a estos activos de larga duración para fines de la depreciación y amortización. Esta determinación es subjetiva y se utiliza para resolver si ha ocurrido o no un deterioro.

Impuesto sobre la renta diferido
La estimación del impuesto sobre la renta diferido se establece con el fin de reconocer en los resultados anuales el impuesto causado durante el ejercicio y los efectos diferidos de dicho impuesto, derivados de operaciones y otros eventos económicos reconocidos en los estados financieros en periodos diferentes al considerado en las declaraciones anuales de la empresa. Esta provisión se determina mediante el método de activos y pasivos con un enfoque integral; es decir, se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

Los supuestos que sustentan su determinación son: el monto inicial del activo o del pasivo; el momento en que se realizan en resultados contable y fiscalmente; y la tasa de impuestos vigente al momento de su reconocimiento fiscal.

Los riesgos más importantes en esta estimación están en los activos de la empresa: su valor se puede deteriorar por expectativas de pérdidas o menores utilidades; su vida útil puede cambiar; y las pérdidas fiscales por amortizar pueden no ser recuperables. Además, la legislación fiscal puede cambiar la tasa de impuestos que se esperaba aplicar.

Estimación de remuneraciones al retiro
El objetivo de crear una estimación para las remuneraciones al retiro es reconocer oportunamente el pasivo por este tipo de remuneración, en la medida en que los derechos del personal se están devengando, en contraposición a cuando se están desembolsando. En Hylsamex hay planes formales de remuneraciones al retiro que cubren aproximadamente al 62% de los trabajadores de las empresas, y son congruentes y complementarios a los planes establecidos por el Instituto Mexicano del Seguro Social.

Esta estimación se determina mediante cálculos actuariales realizados por un experto independiente, aplicando el método de crédito unitario proyectado. Entre los supuestos más importantes están la cantidad de personas, su antigüedad, su edad actual, su rotación, así como su

remuneración actual y esperada a la fecha de su retiro. También se incluyen supuestos financieros, como la tasa ponderada estimada de descuento del pasivo resultante de la estimación y la tasa de rendimiento estimada de los fondos establecidos para solventar dichas obligaciones.

Los riesgos principales a los que está sujeta esta estimación son de dos tipos. Primeramente, puede haber inestabilidad macroeconómica que resulte en volatilidad inusual en las tasas de interés y dificulte su estimación. Por otra parte, reorganizaciones en la empresa que ocasionen reducciones importantes de personal, pueden dar lugar a disminuciones inesperadas en el monto de este pasivo, pero también en los desembolsos anticipados correlativos.

Instrumentos Financieros Derivados

En cumplimiento con los controles y procedimientos establecidos para la administración y reducción de nuestro riesgo financiero, utilizamos financiamientos a través de transacciones derivadas, tales como tasas de interés e intercambios de moneda, contratos de futuros de divisas y capital, opciones y futuros. Las principales transacciones realizadas han sido: (i) coberturas de operaciones pronosticadas para adquirir combustibles y energía eléctrica, (ii) coberturas sobre las inversiones netas de Hylsamex en asociadas extranjeras; (iii) coberturas sobre el ejercicio futuro de opciones bajo nuestros programas de compra de acciones, y (iv) lograr fuentes alternas de financiamiento para la reducción de su costo. Estos instrumentos han sido negociados con instituciones o corporaciones con capacidad financiera considerable; por lo que consideramos que el riesgo de incumplimiento con las obligaciones asumidas por dichas contrapartes es mínimo.

A partir del 1° de enero de 2001, adoptamos el Boletín C-2 Instrumentos Financieros (Boletín C-2), el cual requiere el reconocimiento de todos los financiamientos a través de transacciones derivadas en el balance general como activos o pasivos, a su valor razonable estimado, así como el reconocimiento de los cambios en tales valores en el estado de resultados respecto al período en el que ocurrieron. Existen ciertas exenciones a la regla general que indica cuáles transacciones derivadas califican como coberturas. Las primas pagadas o recibidas en instrumentos derivados compensatorios son diferidas y amortizadas sobre la vida del instrumento base compensado, o inmediatamente cuando son saldados. De acuerdo con el Boletín C-2, nuestros balances generales y estados de resultados están sujetos a la volatilidad surgida de las variaciones en las tasas de interés, tipos de cambio, precios de acciones y otras condiciones establecidas en nuestros instrumentos derivados. El valor razonable estimado representa un efecto de valuación a la fecha del informe, y las salidas o entradas externas finales de efectivo que vamos a recibir o a realizar a nuestras contrapartes, no serán conocidas hasta que termine el plazo establecido para los instrumentos derivados en cuestión.

Estimación para cuentas incobrables

La estimación para cuentas incobrables se determina con base en porcentajes aplicados a aquellos contratos que representan riesgo para su recuperación.

Dicha estimación se realiza tomando en cuenta dos parámetros: (i) antigüedad de las cuentas e (ii) indicadores financieros del cliente.

En el primer parámetro, la estimación se calcula aplicando un porcentaje al valor nominal de las cuentas por cobrar de acuerdo a su antigüedad. Las cuentas que se encuentran en el proceso legal de cobro se reservan en función a su expectativa particular.

En el segundo parámetro, el Área de Administración de Riesgos de la Compañía lleva a cabo un análisis basado en indicadores financieros que reflejan la solvencia y el riesgo de pérdida potencial que cada cliente puede representar.

Las estimaciones antes mencionadas están sujetas a evaluaciones periódicas por parte de la gerencia.

Estimación para inventarios
La Compañía identifica y clasifica regularmente en forma física aquellos materiales obsoletos o de lento movimiento, por los que es necesario registrar estimaciones para obsolescencia.

Adicionalmente, la Compañía crea una reserva para el inventario de productos terminados, cuando su costo exceda al valor de mercado. Dicho análisis se lleva a cabo en forma individual por cada subsidiaria, considerando los precios y costos específicos aplicables a cada una de ellas.

HYLSAMEX

Capítulo 4
Administración

4.1. Auditores Externos

Desde 1987 el auditor de la Compañía es PriceWaterhouseCoopers. El dictamen de los auditores externos correspondiente al ejercicio 2001 contenía dos excepciones, mismas que fueron reveladas en su oportunidad a través del Sistema Emisnet de la Bolsa Mexicana de Valores. Más información al respecto, así como con relación a su seguimiento en 2002, se revelan en la sección 3.4.1.10 de este reporte.

El Consejo de Administración es responsable del nombramiento de los auditores externos, para lo cual se apoya en su Comité de Auditoría.

La firma PricewaterhouseCoopers no presta servicios de naturaleza diferente a los de auditoría externa para propósitos financieros y fiscales a Hylsamex y sus empresas.

4.2. Operaciones con Personas Relacionadas y Conflicto de Intereses

No aplica.

4.3. Administradores y Accionistas

4.3.1. Principales Funcionarios

Ing. Alejandro Elizondo Barragán, es Director General de Hylsamex desde agosto de 1995. Anteriormente se desempeñó como Director General de Aceros Planos, Director General de Alambrón y Varilla, Director de Administración en Hylsa, y colaboró en las áreas de planeación en Alfa e Hylsa. Tiene 49 años de edad y ha laborado en Alfa por 26 años. Es Ingeniero Mecánico del Instituto Tecnológico y de Estudios Superiores de Monterrey, y cuenta con una Maestría en Administración (MBA) de la Universidad de Harvard.

C.P. Ernesto Ortíz Lambretón, es Director de Planeación y Finanzas de la Compañía y ha ocupado el mismo puesto en Hylsamex desde febrero de 1982. Su anterior experiencia incluye funciones financieras y de control en Hylsa y Alfa. Tiene 59 años de edad y ha trabajado en Alfa durante 37 años. Es Contador Público egresado del Instituto Tecnológico y de Estudios Superiores de Monterrey, y cuenta con una Maestría en Administración (MBA) de Wharton School de la Universidad de Pennsylvania.

Ing. Felipe Garza Medina, es Director General de Aceros Planos desde agosto de 1995. Anteriormente fue Director General de Selther- Simmons, una subsidiaria del Grupo Versax de Alfa, y colaboró en las áreas de Planeación Corporativa de Alfa e Hylsa, tiene 46 años de edad y ha colaborado con Alfa por 26 años. Es Ingeniero Químico de la Universidad de Stanford y cuenta con una Maestría en Administración (MBA) de la Universidad de Cornell.

Ing. Luis Garza T., es Director General de Aceros Tubulares desde 1998 y Director de Galvak desde 1980. Su anterior experiencia incluye varias posiciones en Hylsa en Ventas y Mercadotecnia, tiene 62 años y lleva trabajando para las empresas de Grupo Alfa 35 años. Es Ingeniero Civil y cuenta con una Maestría en Administración (MBA), ambos grados del Instituto Tecnológico y de Estudios Superiores de Monterrey.

Dr. Raúl Quintero Flores, es Director General de Tecnología desde diciembre de 1981. Su principal experiencia incluye puestos de ingeniería y tecnología en Hylsa. Tiene 61 años de edad y ha trabajado para Alfa por 39 años. Obtuvo el título de Ingeniero Mecánico y Eléctrico de la Universidad Autónoma de Nuevo León (UANL), una Maestría de Ingeniería Mecánica y Eléctrica en el Massachussets Institute of Technology (MIT) y Diplomado en Alta Dirección del Instituto Panamericano de Alta Dirección de Empresas (IPADE). Es Doctor Honoris Causa por la Universidad Autónoma de Nuevo León (UANL).

Ing. Mateo Quiroga Villarreal, es Director de Materias Primas de Hylsa desde agosto de 1983. Anteriormente fue Director de operaciones en Hylsa y Gerente General de Aceros Planos de Hylsa. El ingeniero Quiroga tiene 67 años de edad y ha trabajado para Alfa por 26 años. Tiene el título de Ingeniero Químico de la Universidad Autónoma de Nuevo León (UANL), Maestría en Metalurgia y Siderurgia de la Universidad de Montanistishe, Austria y Diplomado en Alta Dirección del Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Ing. Régulo Salinas Garza, ha sido Director General de Alambrón y Varilla desde diciembre de 1995. Anteriormente fue Director de ventas de Aceros Planos y ha ocupado diversos puestos en la administración de Hylsa. Tiene 47 años de edad y ha colaborado con Alfa por 25 años. Obtuvo el título de Ingeniero Químico administrador en el Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) y una Maestría en Administración (MBA) en la Universidad de Chicago.

Lic. Ricardo Sada Villarreal, ha sido Tesorero de Hylsamex desde 1990. Anteriormente fue Subdirector Administrativo de Aceros Planos de Hylsa y ha ocupado varios puestos en administración y finanzas en Hylsa y otras compañías de Alfa. Tiene 56 años de edad y ha colaborado con Alfa durante 34 años. Tiene el título de Licenciado en Administración de Empresas del Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) y cuenta con una Maestría en Administración (MBA) de la Universidad de Texas en Austin.

Lic. Carlos Jiménez Barrera, es Director Jurídico de la Compañía y ha mantenido el mismo cargo en Hylsa desde 1982. También ha sido Director Jurídico de Asuntos Corporativos de Alfa desde 1982. Tiene 46 años de edad y ha trabajado para Alfa desde 1977. Obtuvo el título de Abogado en la Universidad de Monterrey y una Maestría de Jurisprudencia Comparativa de la Escuela de Leyes de la Universidad de Nueva York.

4.3.2. Miembros del Consejo

El Consejo de Administración de Hylsamex se integra actualmente por 12 miembros, todos ellos designados con el carácter de consejeros propietarios, no existiendo consejeros suplentes. Los miembros del Consejo de Administración fueron designados en la Asamblea General Ordinaria de Accionistas de fecha marzo 10 de 2003, son elegidos por un período de 1 (un) año. Los nombres de las personas integrantes del referido Consejo, la fecha en la que fueron designados y su principal actividad se describen a continuación:

Nombre:	Fecha de Designación	Actividad Principal
Dionisio Garza Medina(3)	Abril de 1992	Presidente del Consejo y Director General Ejecutivo de Alfa, S.A. de C.V.
Gerardo X. Calderón Rojas(2)	Julio de 1994	Miembro del Consejo
Alejandro Elizondo Barragán(3)	Abril de 1996	Presidente del Consejo y Director General Ejecutivo de Hylsamex, S.A. de C.V.
Álvaro Fernández Garza(3)	Abril de 1992	Miembro del Consejo
Bernardo Garza de la Fuente(3)	Abril de 1994	Director Internacional y Nuevos Negocios Sigma Alimentos, S.A. de C.V.
Armando Garza Sada(3)	Abril de 1992	Director General de Versax, S.A. de C.V.
Eduardo Garza T. Fernández(1)	Abril de 1996	Miembro del Consejo
Alfonso González Migoya(3)	Abril de 1996	Director Corporativo Alfa, S.A. de C.V.
Leopoldo Marroquín Morales(3)	Abril de 1992	Director Corporativo Jurídico Alfa, S.A. de C.V.
Rafael R. Páez Garza(2)	Junio de 1992	Director General de Impulsora y Constructora Santiago, S.A. de C.V.
Rafael Rangel Sostman(1)	Abril de 1993	Miembro del Consejo
José de Jesús Valdez Simancas(3)	Abril de 1996	Director General Alpek, S.A de C.V.

Claves:
(1) Consejero Independiente
(2) Consejero Patrimonial Independiente
(3) Consejero Patrimonial Relacionado

El cargo de comisario propietario lo detenta el C.P. Carlos Arreola Enríquez y el de comisario suplente el C.P. Juan Manuel Gallardo Olivares, el primero socio de PricewaterhouseCoopers y el segundo director de contraloría de Alfa, S.A. de C.V. Los secretarios de la Sociedad son el Lic. Leopoldo Marroquín Morales y el Lic. Carlos Jiménez Barrera, propietario y suplente respectivamente.

Como honorarios por su desempeño cada uno de los Consejeros percibirá como emolumentos netos después de la retención del impuesto correspondiente dos monedas de cincuenta pesos oro, de las denominadas centenarios, por año más dos de dichas monedas por cada junta de Consejo a la que asistan o, en su defecto los valores equivalentes respectivos en moneda nacional de curso legal.

El comité de Auditoría es encabezado por el Ing. Ricardo Guajardo Touché, experto en temas financieros.

En lo relativo a las compensaciones y prestaciones que reciben los principales funcionarios de la Sociedad, se informa que durante el ejercicio social del 2002 el monto total que representaron en conjunto las remuneraciones y prestaciones de los principales funcionarios de la Sociedad, fue de Ps.53.2 millones, moneda nacional; en la inteligencia de que el monto anterior se integra por sueldo base y prestaciones de ley, y está complementado por un programa de compensación variable que se rige básicamente con base en los resultados de la Sociedad y por el valor de mercado de las acciones de la Sociedad.

El Consejo de Administración tendrá la representación de la sociedad y, además, las siguientes atribuciones:

1. Poder para realizar todos los actos de administración y dominio.
2. Ejercitar el poder de la Sociedad para pleitos y cobranzas.
3. Poder para suscribir, otorgar, girar, emitir, expedir, aceptar, certificar o endosar títulos de crédito.
4. personas que giren en contra de las mismas, así como para cancelarlas.
5. Facultades para llevar a cabo todos los actos no reservados expresamente por la Ley o por los Estatutos a las asambleas de accionistas.
6. Facultades para convocar a asambleas de accionistas, generales o especiales y para ejecutar sus resoluciones.
7. Designación o remoción de los auditores externos de esta Sociedad.
8. Poder para determinar el sentido en que deban ser emitidos los votos correspondientes a las acciones propiedad de esta Sociedad, en las Asambleas Generales Extraordinarias y Ordinarias de Accionistas de las sociedades en que sea titular de la mayoría de las acciones.
9. Poder para autorizar la adquisición de acciones emitidas por la propia Sociedad.
10. Para garantizar obligaciones o títulos de crédito a cargo de esta Sociedad.
11. Autorización para conferir poderes en nombre de la Sociedad.

4.3.3. Accionistas

Al 31 de diciembre de 2002, el capital de la Compañía se dividía en 506,340,463 acciones ordinarias Serie "B" sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro.

La Compañía es una subsidiaria de Alfa, quien es tenedora de 89.97% de las acciones de Hylsamex.

4.4. Estatutos Sociales y Otros Convenios

La Sociedad se constituyó el día 14 del mes de noviembre de 1991. Siendo su denominación HYLSAMEX, S.A. de C.V. Su objeto social incluye entre otras actividades la de ser titular y controlar, directa o indirectamente a través de otras sociedades o fideicomisos, acciones o participaciones en otras sociedades. El domicilio de la Sociedad es en el Municipio de San Nicolás de los Garza, Nuevo León.

La Sociedad es de nacionalidad mexicana. Los socios extranjeros actuales o futuros de la Sociedad, se obligan formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales con respecto a las acciones de la Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de los que sea titular la Sociedad; o bien de los derechos y obligaciones que deriven de los contratos en que sea parte la propia Sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido.

El capital social en su parte mínima fija se encuentra íntegramente suscrito y pagado, y está representado por acciones comunes, Serie "B", nominativas, sin expresión de valor nominal,: Habrá una sola clase de acciones, las cuales conferirán iguales derechos y obligaciones a sus tenedores.

El capital social es variable, siendo el mínimo fijo sin derecho a retiro la cantidad de Ps.4,975,128,754.

Las asambleas ordinarias de accionistas serán consideradas legalmente instaladas en virtud de primera convocatoria, si en las mismas se encuentran presentes accionistas o apoderados de accionistas que representen más del 50% de la totalidad de las acciones de la Sociedad con derecho a votar en la misma. En caso de segunda o ulterior convocatorias, dichas asambleas ordinarias serán consideradas legalmente instaladas, cualquiera que fuere el número de acciones con derecho a voto que estén representadas.

Las asambleas extraordinarias de accionistas serán consideradas legalmente instaladas en virtud de primera convocatoria, cuando estén presentes accionistas o apoderados de accionistas que representen cuando menos el 75% de la totalidad de las acciones con derecho a voto en la asamblea de que se trate. En el caso de segunda o ulterior convocatorias, las asambleas extraordinarias serán consideradas legalmente instaladas si se encuentran presentes accionistas o apoderados de accionistas representando cuando menos el 50% de la totalidad de las acciones con derecho a voto en la asamblea de que se trate. Las resoluciones de las asambleas extraordinarias serán válidas si las mismas son aprobadas cuando menos por el 50% de la totalidad de las acciones con derecho a voto en la asamblea de que se trate.

Las resoluciones de las asambleas de accionistas adoptadas válidamente, serán obligatorias para esta Sociedad, y para los accionistas ausentes y disidentes.

La Administración de la Sociedad estará a cargo de un Consejo de Administración constituido por el número de miembros, no menor de cinco, que determine la asamblea ordinaria de accionistas. Se considerará que el Consejo se encuentra legalmente reunido, cuando la mayoría de sus miembros o sus respectivos suplentes se encuentran presentes. Las decisiones del Consejo deberán ser aprobadas por mayoría de votos del total de sus miembros propietarios (o sus respectivos suplentes).

HYLSAMEX

Capítulo 5
Mercado Accionario

5.1. Estructura Accionaria

La Compañía tiene un total de 506,340,463 acciones en circulación de la serie <B>, serie única de la cual, 43,756,094 fueron colocadas en oferta primaria en octubre de 1994 realizada de manera simultanea en México y en el extranjero. Las 455,568,560 de acciones restantes son propiedad de la compañía tenedora de Hylsamex, Alfa, S.A. de C.V.

En cuanto a la emisión en los mercados extranjeros, se tiene un programa de American Depositary Receipts y de Global Depositary Shares, bajo la regla 144-A y el nivel 1. Cada ADR representa seis acciones de las cotizadas en la Bolsa Mexicana de Valores. Los ADR de la Compañía están bajo la custodia de la institución Bank of New York.

5.2. Comportamiento de la Acción en el Mercado de Valores

Comportamiento de la acción <HYLSAMXB>, cotizada en la Bolsa Mexicana de Valores, y del ADR con ticker <HLETY>. Las series de precios están a valor nominal, sin ajustar por inflación.

Período	Precio Cierre		Precio Máximo[1]		Precio Mínimo[2]		Volumen Operado[3]	
	Acción	ADR	Acción	ADR	Acción	ADR	Acción	ADR
1998	**12.50**	**7.46**	**47.60**	**35.36**	**9.40**	**5.43**	**71,654**	**2,105**
1999	**27.80**	**17.59**	**32.35**	**20.63**	**11.00**	**6.23**	**64,118**	**733**
1T00	21.90	14.16	28.00	17.49	20.30	12.72	18,392	19
2T00	15.70	9.63	22.50	13.97	15.00	9.10	7,521	18
3T00	9.22	5.85	17.10	10.62	8.80	5.74	7,336	63
4T00	9.54	5.81	10.50	6.45	8.20	3.82	6,439	13
2000	**9.54**	**5.81**	**28.00**	**17.49**	**8.20**	**3.82**	**39,688**	**113**
1T01	7.20	4.55	9.50	5.91	6.71	4.32	5,142	65
2T01	5.60	3.70	7.39	4.79	5.45	3.70	3,194	22
3T01	3.80	2.40	5.80	3.76	3.80	2.40	6,081	1
4T01	5.00	3.27	5.64	3.67	2.60	1.70	4,453	-
2001	**5.00**	**3.27**	**9.50**	**5.91**	**2.60**	**1.70**	**18,870**	**88**
1Q02	6.40	3.99	6.60	4.26	4.00	2.76	5,002	-
2Q02	8.30	5.56	12.68	7.55	6.30	4.25	20,412	133
3Q02	6.90	4.05	9.80	5.81	6.02	3.51	3,288	4
Oct	7.50	4.43	7.70	4.62	5.50	3.24	783	6
Nov	6.98	3.55	7.50	4.43	6.40	3.55	143	1
Dic	6.10	3.33	6.95	4.12	5.63	3.33	214	-
4Q02	6.10	3.33	7.70	4.62	5.50	3.24	1,140	7
2002	**6.10**	**3.33**	**12.68**	**7.55**	**4.00**	**2.76**	**29,841**	**144**
Ene	5.35	2.95	6.00	3.43	5.30	2.93	489	-
Feb	4.69	2.55	5.35	2.87	3.80	2.16	1,495	58
Mar	5.18	2.74	5.44	2.99	4.61	2.35	482	42
1Q03	5.18	2.74	6.00	3.43	3.80	2.16	2,467	100
Abr	4.97	2.90	5.26	3.01	4.95	2.70	656	23
May	5.09	2.95	5.50	3.27	4.80	2.83	1,003	-

Notas:

1. El precio máximo del período correspondiente.

2. Precio mínimo del período correspondiente.

3. En miles de acciones.

HYLSAMEX

Capítulo 6
Personas Responsables

HYLSAMEX

San Nicolás de los Garza, N.L. a 26 de junio de 2003

Comisión Nacional Bancaria y de Valores
Presente.-

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Ing. Alejandro Elizondo Barragán	**C.P. Ernesto Ortiz Lambretón**	**Lic. Carlos Jiménez Barrera**
Director General	Director de Finanzas	Director Jurídico

HYLSAMEX

San Nicolás de los Garza, N.L. a 26 de junio de 2003

Bolsa Mexicana de Valores, S.A. de C.V.
Presente.-

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Ing. Alejandro Elizondo Barragán
Director General

C.P. Ernesto Ortiz Lambretón
Director de Finanzas

Lic. Carlos Jiménez Barrera
Director Jurídico

PRICEWATERHOUSECOOPERS

Al Consejo de Administración de
Hylsamex, S. A. de C. V.

Monterrey, N. L., 26 de junio de 2003

El suscrito manifiesta bajo protesta de decir verdad que los estados financieros al 31 de diciembre de 2002 y 2001, que contienen el presente Reporte Anual fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros antes mencionados, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este Reporte Anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

C.P. Carlos Arreola Enríquez
Registro número 4787 en la
Administración General de Auditoría Fiscal Federal

HYLSAMEX

Capítulo 7
Estados Financieros Auditados
al 31 de Diciembre de 2002 y 2001

Hylsamex, S.A. de C.V. y Subsidiarias
(Subsidiaria de Alfa, S.A. de C.V.)

Contenido

	Página
Dictamen de los auditores independientes	115
Estados financieros consolidados:	
Estado de situación financiera	116
Estado de resultados	118
Estado de cambios en la situación financiera	119
Estado de variaciones en el capital contable	120
Notas sobre los estados financieros consolidados e individuales	122
Informe del Comisario	136

Dictamen de los Auditores Independientes

Monterrey, N. L., 27 de enero de 2003

Al Consejo de Administración
y a los Accionistas de Hylsamex, S. A. de C. V.

Hemos examinado los estados consolidados de situación financiera de Hylsamex, S. A. de C. V. y subsidiarias (la Compañía) al 31 de diciembre de 2002 y 2001 y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que las auditorías sean planeadas y realizadas de tal manera que permitan obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. Una auditoría incluye el examen, a base de pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros y la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

El 28 de febrero de 2002 emitimos nuestro dictamen sobre los estados financieros de Hylsamex, S. A. de C. V. y subsidiarias al 31 de diciembre de 2001, en el que expresamos: (a) que no se habían reclasificado a corto plazo pasivos consolidados por $7,953 millones contratados a largo plazo, respecto a los cuales Hylsamex, S. A. de C. V. e Hylsa, S. A. de C. V. no cumplían con ciertas condiciones incluidas en los contratos respectivos. Como se explica en la Nota 8, con posterioridad a la entrega de nuestro dictamen las compañías reestructuraron los créditos relativos con lo que se eliminó la necesidad de reclasificarlos a corto plazo, y (b) que no se habían recibido estados financieros dictaminados de Consorcio Siderurgia Amazonia, LTD, compañía asociada. Como se explica en la Nota 5, con posterioridad a la entrega de nuestro dictamen se recibieron estados financieros dictaminados de dicha asociada, resultando una disminución en el valor de la inversión por $378 millones que se refleja en la pérdida de 2001

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Hylsamex, S. A. de C. V. y subsidiarias al 31 de diciembre de 2002 y 2001 y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados.

PricewaterhouseCoopers

C.P. Carlos Arreola Enríquez
Registro número 4787 en la Administración General de Auditoría Fiscal Federal

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE SITUACION FINANCIERA

Al 31 de Diciembre de 2002, Comparativo con 2001

Millones de pesos de poder adquisitivo del 31 de diciembre de 2002

	2002	2001
ACTIVO		
Activo Circulante:		
Efectivo y equivalentes de efectivo	$ 582	$ 385
Clientes	2,058	1,679
Otras cuentas por cobrar	795	468
Inventarios (Nota 4)	2,490	2,103
Total activo circulante	5,925	4,635
Inversión en Acciones de Asociada (Notas 2.c Y 5)	457	651
Inmuebles, Maquinaria y Equipo (Nota 6)	19,704	19,969
Cargos Diferidos (Nota 2.e)	1,736	1,806
Impuesto Sobre la Renta Diferido (Nota 13)	417	309
Otro Activo (Notas 2.f y 9)	296	315
TOTAL ACTIVO	**$ 28,535**	**$ 27,685**

Las catorce notas adjuntas forman parte integrante de estos estados financieros.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE SITUACION FINANCIERA

Al 31 de Diciembre de 2002, Comparativo con 2001

Millones de pesos de poder adquisitivo del 31 de diciembre de 2002

	2002	2001
PASIVO Y CAPITAL CONTABLE		
Pasivo a Corto Plazo:		
Vencimientos en un año del pasivo a largo plazo (Nota 8)	$ 159	$ 2,626
Préstamos bancarios		1,498
Préstamos de ALFA (Nota 3)		387
Intereses acumulados por pagar	71	111
Cuentas y gastos acumulados por pagar	2,483	2,185
Total pasivo a corto plazo	2,713	6,807
Pasivo a Largo Plazo:		
Deuda a largo plazo (Nota 8)	11,197	8,327
Documentos por pagar a ALFA (Nota 3)	236	
Impuesto sobre la renta diferido (Nota 13)	2,505	2,754
Estimación de remuneraciones al retiro (Nota 9)	1,133	1,041
Total pasivo a largo plazo	15,071	12,122
TOTAL PASIVO	17,784	18,929
CAPITAL CONTABLE (Nota 10):		
Interés mayoritario:		
Capital social nominal	4,975	2,394
Incremento por actualización	670	600
Capital contribuido	5,645	2,994
Capital ganado	3,333	3,807
Total interés mayoritario	8,978	6,801
Interés minoritario	1,773	1,955
Total capital contable	10,751	8,756
Compromisos (Nota 5)		
TOTAL PASIVO Y CAPITAL CONTABLE	**$ 28,535**	**$ 27,685**

Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE RESULTADOS

Por el Año 2002, Comparativo con 2001

Millones de pesos de poder adquisitivo del 31 de diciembre de 2002

	2002	2001
Ventas netas	$ 13,481	$ 12,181
Costo de ventas	(11,605)	(10,803)
Utilidad bruta	1,876	1,378
Gastos de operación	(1,148)	(1,097)
Utilidad de operación	728	281
Resultado integral de financiamiento, neto (Nota 11)	(1,603)	(475)
	(875)	(194)
Otros gastos, neto (Nota 12)	(437)	(342)
Participación en resultados de asociadas (Nota 5)	(94)	(860)
Pérdida antes de las siguientes provisiones	(1,406)	(1,396)
Provisiones para (Nota 13):		
Impuestos sobre la renta y al activo	528	(1,267)
Participación de los trabajadores en las utilidades	(20)	(20)
Pérdida neta consolidada	(898)	(2,683)
Pérdida neta del interés minoritario	167	11
Pérdida neta del interés mayoritario	**($ 731)**	**($ 2,672)**
Pérdida por acción aplicable al interés mayoritario, en pesos (Nota 2.m)	($ 1.44)	($ 10.96)
Promedio ponderado de acciones en circulación	506,340,463	243,756,094

Las catorce notas adjuntas forman parte integrante de estos estados financieros.

Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE CAMBIOS EN LA SITUACION FINANCIERA

Por el Año 2002, Comparativo con 2001

Millones de pesos de poder adquisitivo del 31 de diciembre de 2002

	2002	2001
OPERACIÓN:		
Pérdida neta consolidada	($ 898)	($ 2,683)
Partidas que no afectaron los recursos:		
Depreciación y amortización	1,240	1,277
Participación en resultados de asociadas	94	860
Impuesto sobre la renta diferido	(549)	93
Cancelación de inversiones y activos fijos, neto	400	
Otras, neto	(84)	395
	203	(58)
Cambios en el capital de trabajo, excluyendo financiamiento:		
Cuentas por cobrar	(792)	863
Inventarios	(526)	709
Cuentas y gastos acumulados por pagar	(130)	593
	(1,448)	2,165
Recursos (aplicados a) generados por la operación	**(1,245)**	**2,107**
FINANCIAMIENTO:		
Préstamos recibidos	9,815	426
Pago de préstamos	(10,925)	(3,193)
Disminución en financiamiento bancario	(1,110)	(2,767)
Efecto de actualización del capital preferente	(43)	(35)
Incremento de capital social	2,651	
Cuenta por pagar a largo plazo a ALFA	236	
Resultado de opciones sobre acciones propias		(64)
Recursos generados por (aplicados a) actividades de financiamiento	**1,734**	**(2,866)**
INVERSIÓN:		
Inversión en acciones, neto		10
Inmuebles, maquinaria y equipo	(208)	(224)
Otros, neto	(84)	(44)
Recursos aplicados a actividades de inversión	**(292)**	**(258)**
Aumento (disminución) en efectivo y equivalentes de efectivo	197	(1,017)
Efectivo y equivalentes de efectivo de empresa desinvertida		(1)
Efectivo y equivalentes de efectivo al principio del año	385	1,403
Efectivo y equivalentes de efectivo al final del año	**$ 582**	**$ 385**

Las catorce notas adjuntas forman parte integrante de estos estados financieros.

Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE VARIACIONES EN EL CAPITAL CONTABLE

Por el Año 2002, Comparativo con 2001

Millones de pesos de poder adquisitivo del 31 de diciembre de 2002

	Capital Contribuido		
	Capital Social	Otro capital contribuido	Total
Saldos al 31 de diciembre de 2000	$ 487	$ 2,507	$ 2,994
Variaciones en 2001:			
Utilidad (pérdida) neta del año			
Efecto de conversión de entidades extranjeras (Nota 2.c)			
Resultado por tenencia de activos no monetarios			
Utilidad (pérdida) integral (Nota 2.n)			
Capitalización de prima en venta de acciones	2,507	(2,507)	
Efecto de actualización del capital preferente minoritario			
Saldos al 31 de diciembre de 2001	2,994	-	2,994
Variaciones en 2002:			
Pérdida neta del año			
Efecto de conversión de entidades extranjeras (Nota 2.c)			
Resultado por tenencia de activos no monetarios			
Pérdida integral (Nota 2.n)			
Incremento de capital social (Nota 10)	2,651		2,651
Efecto de actualización del capital preferente minoritario			
Saldos al 31 de diciembre de 2002 (Nota 10)	$ 5,645	-	$ 5,645

Las catorce notas adjuntas forman parte integrante de estos estados financieros.

Capital Ganado						
Utilidades acumuladas	Exceso en la actualización del capital	Participación en el capital de subsidiarias y asociadas	Total	Total interés mayoritario	Interés minoritario	Total Capital Contable
$ 9,262	$ 934	($ 2,958)	$ 7,238	$ 10,232	$ 2,040	$ 12,272
148		(2,820)	(2,672)	(2,672)	(11)	(2,683)
	(18)	(162)	(180)	(180)		(180)
43	1,559	(2,181)	(579)	(579)	(39)	(618)
191	1,541	(5,163)	(3,431)	(3,431)	(50)	(3,481)
					(35)	382
9,453	2,475	(8,121)	3,807	6,801	1,955	8,756
(138)		(593)	(731)	(731)	(167)	(898)
	(7)	(101)	(108)	(108)		(108)
59	(380)	686	365	365	28	393
(79)	(387)	(8)	(474)	(474)	(139)	(613)
				2,651		2,651
					(43)	(43)
$ 9,374	$ 2,088	($ 8,129)	$ 3,333	$ 8,978	$ 1,773	$ 10,751



Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

Notas Sobre los Estados Financieros Consolidados
Al 31 de Diciembre de 2002 Comparativos con 2001

Millones de pesos de poder adquisitivo del 31 de diciembre de 2002
(excepto que se indique otra denominación)

Nota 1. Actividades de las Compañías

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociada son:

	% de tenencia al 31 de diciembre de **(a)**					
	2002			**2001**		
Hylsa, S. A. de C. V. y subsidiarias:	100			100		
Hylsa Puebla, S.A. de C.V. (Hylsa Puebla) **(b)**		100			100	
Hylsa Norte, S.A. de C.V. (Hylsa Norte) **(b)**		100			100	
Pegi, S.A. de C.V. (Pegi) **(c)**		52			52	
Consorcio Minero Benito Juárez —Peña Colorada, S. A. de C. V.		51			51	
Peña Servicios, S. A. de C. V.			100			100
Las Encinas, S. A. de C. V.		100			100	
Comercializadora Las Encinas, S. A. de C. V.		100			100	
Aceros Prosima, S. A. de C. V.		100			100	
Materiales y Aceros Masa, S. A. de C. V.		100			100	
Técnica Industrial, S. A. de C. V.		100			100	
Transamerica E. & I., Corp.		100			100	
Ferropak Servicios, S. A. de C. V.		100			100	
Ferropak Comercial, S.A. de C.V.		100			100	
Galvak, S. A. de C. V. y subsidiarias:	100			100		
Galvacer America, Inc.		100			100	
Galvacer Chile, S. A.		100			100	
Galvacer Costa Rica, S.A.		100				
Acerex, S. A. de C. V.		51			51	
Acerex Servicios, S. A. de C. V.			100			100
Ferropción, S.A. de C.V. (antes Galvanet, S.A. de C.V.) **(d)**		100				
Hylsa Latin, L.L.C. (Hylsa Latin) y asociadas:	100			100		
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) **(e)**		37			37	
CVG Siderúrgica del Orinoco, C. A. (Sidor)			70			70
Express Anáhuac Operadora, S. A. de C. V.	100			100		
Express Anáhuac, S.A. de C.V.		100			100	
Express Anáhuac Inmobiliaria, S.A. de C.V.	100			100		
Express Ahâhuac Servicios, S.A. de C.V.	100			100		

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociadas.

(b) El 30 de noviembre de 2001 los accionistas aprobaron la escisión de HYLSA. Como resultado se crearon dos nuevas empresas, Hylsa Puebla e Hylsa Norte, a las cuales se distribuyeron activos, pasivos y capital contable existentes al 31 de diciembre de 2001 en los estados financieros de Hylsa, S. A. de C. V.

(c) El 17 de diciembre de 2002 los accionistas de Pegi acordaron iniciar el proceso de liquidación de la entidad. Los efectos derivados han sido reconocidos en los estados financieros que se acompañan.

(d) A partir de junio de 2002 GALVAK posee la mayoría de las acciones representativas del capital social de Ferropción S. A. de C. V. (antes Galvanet, S. A. de C. V.).

(e) Amazonia es propietaria del 70.0% del capital común de Sidor, empresa venezolana (véase Nota 5).

Nota 2. Bases para la Preparación de los Estados Financieros

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2002.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 102.904, 97.354 y 93.248 al 31 de diciembre de 2002, 2001 y 2000, respectivamente (base segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Efectivo y equivalentes de efectivo
La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

b. Inventarios y costo de ventas (Nota 4)
Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada (Nota 5)
La inversión en la compañía asociada (véase inciso **(e)** en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

d. **Inmuebles, maquinaria, equipo y depreciación (Nota 6)**
Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada s
actualizado mediante la aplicación al costo histórico de factores derivados del INPC, e
maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índi
general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos
a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos, hasta que inician su operación normal.

e. **Cargos diferidos**
Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

f. **Otro activo**
Este concepto incluye un activo intangible derivado de las remuneraciones al retiro (véase Nota 9).

g. **Reconocimiento de ingresos**
Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

h. **Transacciones en divisas y diferencias cambiarias (Nota 7)**
Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. **Estimación de remuneraciones al retiro (Nota 9)**
Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. **Operaciones financieras derivadas**
Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido.

Durante el ejercicio 2001 la compañía liquidó los contratos derivados sobre acciones propias vigentes cuyo importe ascendió a $64.

k. Resultado integral de financiamiento (Nota 11)
El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades (Nota 13)
El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. Pérdida por acción
La pérdida por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Pérdida integral
Los diferentes conceptos que integran el capital perdido durante el ejercicio se muestran en el estado de variaciones en el capital contable, bajo el concepto de pérdida integral.

Nota 3. Saldos y Operaciones con Partes Relacionadas

Los documentos por pagar a largo plazo a ALFA que se muestran en los estados consolidados de situación financiera al 31 de diciembre de 2002, corresponden a servicios corporativos por un importe de $236 (US$22.9 millones), los cuales devengan intereses a tasa variable y están subordinados a la deuda bancaria reestructurada. De acuerdo con ciertas cláusulas contenidas en los contratos de créditos bancarios derivados de la reestructura que se describe en la Nota 8, HYLSAMEX y las entidades restringidas no podrán efectuar pagos por concepto de servicios corporativos a ALFA antes del 1o. de julio de 2006 en el caso de GALVAK y hasta el 1o. de marzo de 2009 en el caso de HYLSA.

Al 31 de diciembre de 2001 los préstamos de ALFA correspondían a la disposición de una línea de crédito por $387 (US$40 millones) establecida en marzo de 2001 por ALFA en favor de HYLSA. Derivado de la reestructuración de la deuda a que se hace referencia en la Nota 8, este importe fue capitalizado por ALFA como se explica en la Nota 10.

Los estados consolidados de resultados incluyen cargos por transacciones con partes relacionadas por $386 y $319 por los años que terminaron el 31 de diciembre de 2002 y 2001, respectivamente. Los saldos que se muestran en el estado de situación financiera derivan de las operaciones antes mencionadas.

Nota 4. Inventarios

Al 31 de diciembre las cifras de inventarios se integraban como sigue:

	2002	2001
Productos terminados	$ 551	$ 461
Productos en proceso	375	368
Materias primas	804	450
Refacciones, herramientas y materiales	760	824
Costo estimado de reposición	$ 2,490	$ 2,103

Nota 5. Inversión en Acciones de Asociada

Al 31 de diciembre esta inversión se integraba como sigue:

	2002	2001
Amazonia / Sidor (incluye un documento por cobrar a Sidor de $554 en 2002 y $470 en 2001)	$ 415	$ 450
Otras inversiones menores	42	81
	$ 457	$ 651

HYLSAMEX posee directamente y a través de su subsidiaria Hylsa Latin el 36.55% del capital común de Amazonia y esta última empresa a su vez es tenedora del 70.0% del capital común de Sidor, compañía venezolana.

De acuerdo con los principios de contabilidad generalmente aceptados, la inversión en Amazonia se valuó mediante el método de participación. Al 31 de diciembre de 2001 la compañía no contaba con los estados financieros dictaminados de Amazonia, y como consecuencia registró su participación en el resultado de la asociada con base en datos preliminares. Durante 2002 la compañía recibió dichos estados financieros dictaminados y determinó una disminución en el valor de su inversión por $378, con cargo a la pérdida de 2001.

Derivado de la compra de las acciones de Sidor en enero de 1998, Amazonia celebró un contrato de garantía con recurso hacia sus accionistas por el pasivo de Sidor que ascendía al 31 de diciembre de 2002 a US$730 millones aproximadamente, de los cuales HYLSAMEX (compañía controladora) tenía una exposición de US$26 millones e Hylsa Latin, compañía subsidiaria, de US$237 millones. Con respecto a las obligaciones establecidas en el contrato de adquisición de Sidor relacionadas con la continuidad de operaciones de Sidor, el abastecimiento de la demanda del mercado venezolano, la realización de inversiones de capital, el manejo de la planta laboral y el mantenimiento de la tenencia mayoritaria de Sidor, a la fecha de emisión de los estados financieros consolidados dichas obligaciones han prescrito.

La crisis siderúrgica mundial y otros factores adversos han impactado considerablemente la situación financiera y los resultados de operación de Sidor, subsidiaria de Amazonia. Esta situación ha generado el incumplimiento de compromisos financieros incluidos en los contratos de deuda bancaria tanto de Amazonia como de Sidor.

A la fecha de este informe Sidor está en proceso de reestructurar sus pasivos y ha iniciado pláticas formales con sus acreedores.

Los conflictos políticos vividos en Venezuela durante los últimos meses, han generado diversos tipos de manifestaciones y protestas por parte de los opositores al actual gobierno nacional. Entre las diversas acciones fomentadas por los opositores, la más reciente y notoria ha sido convocar a un paro cívico nacional que inició el 2 de diciembre de 2002, el cual continúa vigente, afectando significativamente las actividades económicas en Venezuela. Esta situación está afectando negativamente las operaciones y resultados de Sidor en dicho país, y no es posible estimar la fecha de finalización del referido paro cívico ni los posibles efectos que puedan resultar de esta situación.

Nota 6. Inmuebles, Maquinaria y Equipo

El rubro consolidado comprendía lo siguiente:

		2002		2001
Terrenos	$	1,080	$	1,115
Activos depreciables		36,254		36,524
Inversiones en proceso y otros activos		356		304
		37,690		37,943
Menos — Depreciación acumulada		17,986		17,974
Valor neto actualizado	$	19,704	$	19,969

La depreciación cargada a resultados representó tasas anuales promedio de 2.8% en 2002 y 2.9% en 2001.

Al 31 de diciembre de 2002, algunas subsidiarias de la Compañía tenían compromisos de compra de maquinaria y equipo por aproximadamente US$21.6 millones, relativos a los programas de expansión y modernización de sus plantas productivas.

En la Nota 8 se indican los gravámenes que existen sobre los activos fijos.

Nota 7. Posición en Divisas

Al 31 de diciembre de 2002 y 2001 el tipo de cambio fue de 10.31 y 9.14 pesos nominales por dólar americano, respectivamente. Al 27 de enero de 2003, fecha de emisión de los estados financieros dictaminados, el tipo de cambio es de 10.77 pesos nominales por dólar.

Las cifras que se muestran a continuación en esta nota están expresadas en millones de dólares, por ser la moneda extranjera preponderante para las empresas.

Al 31 de diciembre se tenían los siguientes activos y pasivos en divisas:

		2002		2001
Activos monetarios	US$	139	US$	133
Pasivos a corto plazo		(55)		(409)
Pasivos a largo plazo		(1,109)		(782)
		(1,164)		(1,191)
Posición monetaria en divisas	(US$	1,025)	(US$	1,058)
Activos no monetarios	US$	960	US$	1,058

Los activos no monetarios (inventarios, maquinaria y equipo) que antes se mencionan, son aquellos cuya manufactura se realiza fuera de México y se expresan a su valor neto actualizado. También se incluye en este concepto la inversión en acciones en compañía asociada.

A continuación se resumen las cifras de las transacciones en divisas:

	2002	2001
Mercancías y servicios:		
Exportaciones	US$ 253	US$ 158
Importaciones	(303)	(206)
Gasto por intereses	(77)	(99)
Importaciones de maquinaria y equipo	(2)	(1)

Nota 8. Deuda a Largo Plazo

Al 31 de diciembre de 2001, HYLSAMEX e HYLSA no cumplían con ciertas condiciones incluidas en algunos de sus contratos de deuda con bancos y otros acreedores por un importe de $11,166, de los cuales $7,953 correspondían a pasivos a largo plazo.

Durante 2002 las compañías culminaron exitosamente el proceso de reestructuración de la deuda a su cargo, obteniendo condiciones más satisfactorias en la estructura y vencimiento de sus créditos. Los gastos incurridos en la reestructuración así como la cancelación de gastos diferidos incurridos en la colocación de deuda que fue extinguida mediante la reestructuración por un importe neto de $53, se cargaron a los resultados del año (véase Nota 12).

Al 31 de diciembre la deuda consolidada a largo plazo comprendía lo siguiente:

	2002	2001	Tasa de interés (*) 2002
Préstamos en dólares:			
Eurobonos	$ 3,094	$ 2,861	9.92%
Obligaciones		909	
Papel comercial USCP		483	
Deuda porción A y B	5,435		5.39%
Bancarios, garantizados con cuentas por cobrar y con los bienes adquiridos	2,054	882	4.97%
Bancarios, garantizados con exportaciones		560	
Bancarios, sin garantía	35	2,773	6.62%
Otros	18		3.66%
Préstamos en moneda nacional:			
Bancarios, garantizados con los bienes adquiridos		33	
Bancarios, sin garantía		1,806	
Préstamo en Unidades de Inversión	720	706	8.75%
	11,356	10,953	
Vencimientos a corto plazo	(159)	(2,626)	
Deuda a largo plazo	$ 11,197	$ 8,327	

(*) Promedio ponderado de las tasas nominales vigentes al 31 de diciembre de 2002.

Al 31 de diciembre de 2002 los vencimientos de la deuda a largo plazo eran como sigue:

2004	$	694
2005		1,588
2006		1,273
2007		3,366
2008 a 2010		4,306
	$	**11,197**

Los principales acuerdos resultantes de la reestructuración de deuda y sus efectos en cada una de las entidades consolidadas se detallan a continuación:

HYLSA

1) Créditos bancarios

HYLSA reestructuró un total de US$785 millones de su deuda bancaria y como resultado redujo su deuda en US$467 millones conforme, principalmente, a lo siguiente:

- ALFA adquirió deuda por US$160 millones.
- Adicionalmente, ALFA capitalizó deuda por US$107 millones, de los cuales US$25 millones fueron aportados para apoyar la liquidez de HYLSA.
- HYLSAMEX sustituyó a HYLSA como deudor por US$193 millones, los cuales fueron posteriormente capitalizados en HYLSA.

Adicionalmente y derivado de la reestructuración, el vencimiento de los créditos bancarios existentes por US$318 millones se refinancian en pagos trimestrales de 2004 a 2009.

Como parte de la reestructuración de la deuda bancaria a cargo de HYLSA, se obtuvo una quita de deuda que ascendió a US$19 millones, y se presenta en el estado consolidado de resultados formando parte del rubro de "Otros gastos, neto" (véase Nota 12).

2) Eurobonos

En julio de 2002 HYLSA concluyó exitosamente sus negociaciones con los tenedores de los bonos colocados en el extranjero por US$300 millones, cuyo vencimiento original era 2007 (Bonos 2007). HYLSA intercambió US$161 millones de sus Bonos 2007 por bonos con vencimiento en 2010, devengando intereses al 10.5%. Bonos por US$139 millones no fueron reestructurados en su vencimiento y vencerán en 2007 como originalmente fueron contratados y seguirán devengando intereses al 9.25%.

3) Préstamo en unidades de inversión

El acuerdo de reestructuración incluyó pagarés de mediano plazo por $706 y su reestructuración consistió en i) la capitalización de intereses no pagados e intereses moratorios acumulados por $14 al 11 de marzo de 2002, fecha en que se aprobó la reestructuración por parte de la Asamblea de tenedores de pagarés de mediano plazo, ii) se modificó el valor nominal de los pagarés para quedar en 102.2020 UDI's y el monto total adeudado por HYLSA conforme a los pagarés sería de 223,457,587 UDI's, iii) se extendió el vencimiento de aproximadamente US$69.8 millones de marzo de 2005 a marzo de 2007, considerando que se concluyera la reestructuración de la deuda de HYLSA y se iniciara la oferta de intercambio de certificados bursátiles con vencimiento en 2008 antes del 31 de enero de 2004.

4) Recursos de liquidez y garantías

HYLSA obtuvo una nueva línea de crédito revolvente a 30 meses por US$40 millones de los cuales US$11 millones estaban dispuestos al 31 de diciembre de 2002, además de una contribución de ALFA por US$25 millones en efectivo, que han sido utilizados para el servicio de la deuda de HYLSA y para fortalecer su capital de trabajo. Como resultado de la reestructuración de los créditos mencionados, la totalidad de los activos de la entidad se dieron en garantía de los créditos a cargo de HYLSA.

GALVAK
GALVAK obtuvo una nueva línea de crédito a 5 años por US$140 millones que fue utilizada para refinanciar su deuda y para fondear necesidades de operación e inversiones en activos fijos, otorgando en garantía cuentas por cobrar y una línea de factoraje por US$10 millones.

HYLSAMEX
En julio de 2002 y de acuerdo a lo comentado en el punto 1 anterior, HYLSAMEX asumió US$193 millones de deuda que originalmente estuvo a cargo de HYLSA.

Como resultado de la transacción mencionada en el párrafo anterior, HYLSAMEX ha otorgado en garantía las acciones representativas del capital social de sus subsidiarias HYLSA y GALVAK, así como ALFA cedió en garantía las acciones de HYLSAMEX.

Los contratos de deuda vigentes contienen ciertas obligaciones a cargo de la Compañía, destacando: (i) restricciones en la distribución de dividendos y pago de servicios corporativos a ALFA, (ii) proporcionar a los acreedores información para la aplicación de flujos de efectivo, (iii) revelar las transacciones efectuadas con partes relacionadas y limitar las mismas, (iv) límites a razones financieras que de no cumplirse en un plazo determinado a satisfacción de los acreedores, podrían considerarse como causa de vencimiento anticipado y (v) limitantes para fusiones, ventas de activos a terceros, contratación de deuda adicional, etc. Al 31 de diciembre de 2002 la Compañía cumplía satisfactoriamente con dichas restricciones y compromisos.

Nota 9. Estimación de Remuneraciones al Retiro

La valuación de las obligaciones laborales por planes de remuneraciones al retiro, formales e informales, cubre a todos los trabajadores y se basa principalmente en los años de servicio cumplidos por éstos, su edad actual y su remuneración a la fecha de retiro.

Los planes formales de remuneraciones al retiro cubren aproximadamente al 62% de los trabajadores de las empresas, y son congruentes y complementarios a los planes establecidos por el Instituto Mexicano del Seguro Social a este respecto. Adicionalmente, HYLSA tiene establecido un plan de gastos médicos para beneficio de su personal jubilado.

HYLSA ha constituido fondos destinados al pago de remuneraciones al retiro y gastos médicos a través de fideicomisos irrevocables.

A continuación se resumen los principales conceptos financieros consolidados de dichas obligaciones:

	2002	2001
Obligación por beneficios actuales	$ 921	$ 909
Pasivo neto actual	$ 891	$ 852
Obligación por beneficios proyectados	$ 1,642	$ 1,605
Activos de los planes a valor de mercado	(30)	(57)
Servicios anteriores no amortizados (pasivo de transición)	(940)	(1,052)
Variaciones en supuestos y ajustes por experiencia, neto	165	230
Pasivo neto proyectado	837	726
Pasivo adicional (activo intangible)	296	315
Estimación de remuneraciones al retiro	$ 1,133	$ 1,041
Costo neto del año	($ 175)	($ 196)

El costo de los servicios anteriores (pasivo de transición), modificaciones a los planes, variaciones en supuestos y ajustes por experiencia, se amortizan mediante cargos a resultados por el método de línea recta, durante la vida laboral promedio remanente del personal que se espera reciba los beneficios, como sigue:

	2002	2001
Período de amortización:		
Pasivo de transición	12 años	13 años
Variaciones en supuestos y ajustes por experiencia no amortizados	16 años	17 años
Tasa ponderada de descuento (en términos reales)	5%	6%
Rendimiento estimado a largo plazo de los activos de los planes (en términos reales)	6%	8%

Nota 10. Capital Contable

Al 31 de diciembre de 2002 las cifras actualizadas del capital contable se integraban como sigue:

	Valor Nominal	Actualización	Valor Actualizado
Capital contribuido:			
Capital social	$ 4,975	$ 670	$ 5,645
Capital ganado:			
Utilidades acumuladas	3,226	6,057	9,283
Impuesto sobre la renta diferido	78	13	91
Exceso en la actualización del capital		2,095	2,095
Efecto de conversión de entidades extranjeras		(7)	(7)
	3,304	8,158	11,462
Participación en el capital de subsidiarias y asociadas:			
Pérdidas acumuladas	(4,158)	(513)	(4,671)
Impuesto sobre la renta diferido	(344)	(28)	(372)
Insuficiencia en la actualización del capital		(2,985)	(2,985)
Efecto de conversión de entidades extranjeras		(101)	(101)
	(4,502)	(3,627)	(8,129)
	(1,198)	4,531	3,333
Total interés mayoritario	3,777	5,201	8,978
Interés minoritario	410	1,363	1,773
Capital contable consolidado	**$ 4,187**	**$ 6,564**	**$ 10,751**

Al 31 de diciembre de 2002 el capital social suscrito y pagado está representado por 506,340,463 acciones ordinarias Serie "B", sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro, cuya suscripción no tiene restricción en cuanto a nacionalidad de los adquirentes. La parte variable del capital es ilimitada.

En junio de 2002, los accionistas de HYLSAMEX acordaron incrementar el capital social autorizado hasta $3,500 millones a través de la emisión de 356.05 millones de acciones "Serie B", las cuales fueron ofrecidas a los accionistas actuales, a terceros y a los acreedores de HYLSAMEX y sus subsidiarias HYLSA y

GALVAK. Al 31 de diciembre de 2002 fueron suscritas y pagadas 262.58 millones de acciones por un importe de $2,651 que se muestran en el estado de variaciones en el capital contable. Si la emisión de capital no es totalmente suscrita en un plazo que no podrá exceder de un año contado a partir del 25 de julio de 2002, el capital social se incrementará sólo en la cuantía de las suscripciones efectuadas, cancelándose las acciones no suscritas. A la fecha de emisión de estos estados financieros no han sido suscritas ni pagadas 93.47 millones de acciones.

En 1996 los accionistas aprobaron un aumento de capital social en su parte mínima fija, mediante la emisión de 43,000,000 de acciones Serie "B", de iguales características a las actualmente en circulación, para ser colocadas entre el público inversionista mexicano y extranjero. A la fecha de emisión de estos estados financieros, dicha colocación no ha sido realizada, por lo que el aumento de capital mencionado no ha sido suscrito ni pagado.

Los dividendos que se paguen de utilidades acumuladas que no hayan sido previamente gravadas con el impuesto sobre la renta, están sujetos al pago de dicho impuesto a cargo de la empresa, el cual podrá acreditarse contra el que resulte a su cargo sobre el resultado fiscal del ejercicio en que se paguen los dividendos y los dos ejercicios siguientes.

El exceso (insuficiencia) en la actualización del capital comprende principalmente el resultado acumulado por tenencia de activos no monetarios. Este resultado representa el importe diferencial entre la actualización específica de estos activos y su actualización con base en la inflación medida en términos del INPC.

Nota 11. Resultado Integral de Financiamiento

Esta partida se analiza como sigue:

	2002	2001
Gastos financieros	($ 1,189)	($ 1,556)
Productos financieros	109	102
(Pérdida) utilidad cambiaria, neto	(1,116)	489
Ganancia por posición monetaria	593	490
	($ 1,603)	($ 475)

Nota 12. Otros Gastos, Neto

El cargo neto a los resultados consolidados fue como sigue:

	2002	2001
Cancelación de activo fijo, principalmente Pegi	($ 263)	($ 147)
Reserva para cancelación de inversión en Posven, asociada extranjera	(97)	
Pérdida en venta de acciones		(3)
Indemnizaciones y otros	(33)	(160)
Efecto neto de reestructuración de deuda	(53)	
Otros productos (gastos), neto	9	(32)
	($ 437)	($ 342)

Nota 13. Impuestos Sobre la Renta y al Activo y Participación de los Trabajadores en las Utilidades

El crédito (cargo) neto a los resultados consolidados por concepto de impuestos sobre la renta y al activo fue como sigue:

	2002	2001
Impuesto sobre la renta:		
Causado	$ 6)	($ 134)
Diferido	549	(93)
Total impuesto sobre la renta	543	(227)
Impuesto al activo	(15)	(1,040)
Crédito (cargo) neto a los resultados consolidados	$ 528	($ 1,267)

La conciliación entre las tasas obligatoria y efectiva del impuesto sobre la renta se muestra a continuación:

	2002	2001
Pérdida antes de impuesto sobre la renta y participación de los trabajadores en las utilidades	($ 1,406)	($ 1,396)
Participación en los resultados de asociadas	94	860
	($ ($ 1,312)	($ ($ 536)
Impuesto sobre la renta a la tasa obligatoria (35%)	$ 459	$ 187
Más (menos) efecto de impuesto sobre la renta sobre:		
Gastos no deducibles	(43)	(12)
Diferencias base resultado integral de financiamiento	10	(10)
Estimación de no recuperabilidad de pérdidas fiscales	(161)	(294)
Otras permanentes, neto	21	(98)
	286	(227)
Efecto por disminución de tasa de impuesto sobre la renta **(1)**	257	
Impuesto sobre la renta sobre pérdida del año	543	(227)
Impuesto al activo cuyo derecho de acreditarse caducó en el año	(15)	(1,040)
Total acreditado (cargado) a resultados	**$ 528**	**($ 1,267)**
Tasa efectiva	**40.2%**	**(236.5%)**

(1) De acuerdo con las modificaciones a la Ley del Impuesto sobre la Renta que entraron en vigor a partir del 1o. de enero de 2002, la tasa del impuesto sobre la renta continuará siendo del 35% para este año; sin embargo, esta tasa se reducirá gradualmente en un 1% anual, de tal forma que a partir del año 2005 la tasa será del 32%. Este cambio originó una disminución de $257 en el impuesto sobre la renta diferido por pagar registrado al 31 de diciembre de 2001, importe que se acreditó a los resultados durante el ejercicio 2002.

El impuesto sobre la renta diferido por pagar registrado al 31 de diciembre, se aplicó a las siguientes cuentas:

	Impuesto sobre la renta diferido	Impuesto al activo por recuperar	Neto
Pasivo de impuesto sobre la renta diferido	($ 3,565)	$ 1,368	($ 2,197)
Efecto del período:			
Resultados del año	(93)		(93)
Exceso en la actualización del capital	660		660
Impuesto al activo cancelado en el año		(1,040)	(1,040)
Impuesto al activo pagado, neto		225	225
Saldo neto al 31 de diciembre de 2001	(2,998)	553	(2,445)
Activo de impuesto sobre la renta diferido	(197)	(112)	(309)
Pasivo de impuesto sobre la renta diferido	(3,195)	441	(2,754)
Efecto del período:			
Resultados del año	549		549
Exceso en la actualización del capital	(224)		(224)
Impuesto al activo cancelado en el año		(15)	(15)
Impuesto al activo pagado, neto		356	356
Saldo neto al 31 de diciembre de 2002	(2,870)	782	(2,088)
Activo de impuesto sobre la renta diferido	(249)	(168)	(417)
Pasivo de impuesto sobre la renta diferido	($ 3,119)	$ 614	($ 2,505)

Al 31 de diciembre las principales diferencias temporales sobre las que se reconoce impuesto sobre la renta diferido se analizan como sigue:

	2002	2001
Inventarios	$ 1,414	$ 1,057
Inmuebles, maquinaria y equipo, neto	9,060	7,959
Cargos diferidos	1,315	1,346
Provisiones de pasivo	(969)	(778)
Pérdidas por amortizar	(1,798)	(971)
Otras, neto	(52)	(48)
	8,970	8,565
Tasa de impuesto sobre la renta	32%	35%
Impuesto sobre la renta diferido, neto	$ 2,870	$ 2,998

La participación de los trabajadores en las utilidades se determina a la tasa del 10% sobre la utilidad gravable ajustada de acuerdo con lo establecido en la Ley del Impuesto sobre la Renta. La amortización de pérdidas fiscales y el acreditamiento del impuesto al activo no son aplicables para efectos de reducir dicha participación.

Nota 14. Información por Segmentos y Distribución Geográfica

La administración de la empresa evalúa sus operaciones en base a un solo segmento de negocios, el acero. Se tienen, sin embargo, los siguientes segmentos geográficos, los cuales fueron determinados en atención a la ubicación geográfica de los clientes:

	Ventas Netas			
	2002	%	2001	%
México	$ 10,639	78.9	$ 10,472	86.0
Estados Unidos y Canadá	2,646	19.6	1,447	11.9
Otros	196	1.5	262	2.1
Total de ventas consolidadas	$ 13,481	100.0	$ 12,181	100.0

Todos los inmuebles, maquinaria y equipo propiedad de la Compañía que se incluyen en el estado consolidado de situación financiera se encuentran en México.

Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

Informe del Comisario

Monterrey, N. L., 27 de enero de 2003

Al Consejo de Administración
y a los accionistas de Hylsamex, S. A. de C. V.

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y en los estatutos de la Sociedad, rindo mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la sociedad por el año que termino el 31 de diciembre de 2002.

He asistido a las Asambleas de Accionistas y a las juntas del Consejo de Administración a las que he sido convocado y he obtenido de los directores y administradores, la información sobre las operaciones, documentación y registros que consideré necesario examinar. Mi revisión ha sido efectuada de acuerdo con las normas de auditoría generalmente aceptadas.

En mi opinión, los criterios y políticas contables y de información seguidos por la sociedad y considerados por los Administradores para preparar la información presentada por los mismos a esta Asamblea, son adecuados y suficientes y se aplicaron en forma consistente con el ejercicio anterior, por lo tanto, dicha información refleja en forma veraz, razonable y suficiente la situación financiera de Hylsamex, S. A. de C. V. al 31 de diciembre de 2002, y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera, por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados.

C.P. Carlos Arreola Enríquez
Comisario

HYLSAMEX
MEXICO'S STEEL

Investor Relations

Othón G. Diaz del Guante Villarreal
E-Mail: odiaz@hylsamex.com.mx

Phone: (52) 81 8865 1224, (52) 81 8865 1240
Munich 101,
San Nicolás de los Garza N.L., 66452
México

Corporate Public Relations

Rafael Rubio
Ave. Munich #101
San Nicolas de los Garza, NL
México, CP 66452
Phone: (52) 81 8865 1340
Fax: (52) 81 8865 1304
E-Mail: rindustriales@hylsamex.com.mx

Corporate Human Resources

José Antonio Ramírez Moneda
Ave. Munich #101
San Nicolas de los Garza, NL
México, CP 66452
Phone: (52) 81 8865 1103
Fax: (52) 81 8865 1123
E-Mail: rhumanos@hylsamex.com.mx


Hylsa

Flat Steel Division

Felipe Garza Medina
CEO
Eliézer Galván Martínez
CCO

Ave. Los Angeles 325 Ote.
San Nicolás de los Garza, N.L. 66452
México
Phone: (52) 81 8865 2241
E-Mail:
HylsaAcerosPlanos@hylsamex.com.mx


Hylsa

Bar & Rod Division

Régulo Salinas Garza
CEO
Oscar De la Garza Cadena
CCO

Camino al Mezquital # 200 San Nicolás de los Garza, N.L. C.P. 66440
Phone: (52) 81 8865 2580
E-Mail: HylsaAyV@hylsamex.com.mx


GALVACER

HYLSAMEX in Processed Steel Products

Luis Garza T.
CEO

Carlos González González
VP-Domestic Sales

José Carlos Garza Dávila
VP-Export Sales

Jesús G. Durán Cabrera
VP-Building Systems

Rodney Robles Cañon
Tubular Products CCO

Av. de la Juventud # 340 Nte.

Col. Cuauhtémoc
San Nicolás de los Garza, N.L.
México 66450
Phone: (52) 81 8748 0310
Fax: (52) 81 8865 0226
E-Mail: Galvacer@hylsamex.com.mx


ACEREX

HYLSAMEX • WORTHINGTON STEEL

Felipe Garza Medina
CEO
Roberto Jaime Coindreau
CCO
Av. Nogalar # 330
Col. Cuauhtémoc
San Nicolás de Garza N. L.

Phone: (52) 81 8865 1900
Fax: (52) 81 8865 1960
E-Mail: Acerex@hylsamex.com.mx


HYL

Technology from HYLSAMEX

- Training & Technical Assistance
- Plant Operation Services
- Steelmaking Technologies
- HYL Direct Reduction Technology

Raúl Quintero
President
E-Mail: quintero@hylsamex.com.mx

Jorge Becerra
VP. Commercial & Projects
E-Mail: jbecerra@hylsamex.com.mx

Ave. Munich #101
San Nicolas de los Garza, NL
México, CP 66452
Phone: (52) 81 8865 2800 to 02
Fax: (52) 81 8865 2810

Hylsamex, S.A. de C.V.
File No. 82-4252


2002
HYLSAMEX
ANNUAL REPORT

Hylsamex Annual Report, Fiscal Year 2002

Contents

Financial Highlights 2

Letter to the Shareholders 4

Corporate Review 7

Management´s Discussion and Analysis of Results 12

Independent Auditors Report to Consolidated Financial Statements 26

Ejecutive Team — Board of Directors 45

Contacts 46

Financial Highlights HYLSAMEX, S.A. de C.V. and Subsidiaries

	2002	2001	%Var.
Sales (thousand of tons.)	2,778	2,344	19
Revenue per ton (US$)	488	517	(6)
Cost (1) per ton (US$)	421	450	6
EBITDA (2) (US$ million)	197	155	27
Income Statement (Ps million)			
Net Sales	13,481	12,181	11
EBITDA	1,968	1,557	26
Depreciation and amortization	1,240	1,277	(3)
Operating income	728	281	159
Majority net income	(731)	(2,671)	N/A
Net income per share (Ps.)	(1.444)	(10.959)	N/A
Balance Sheet (Ps million)			
Total assets	28,535	27,685	3
Total liabilities	17,784	18,929	(6)
Consolidated stockholders' equity	10,751	8,756	23
Book value per share (Ps)	17.731	27.901	(36)

Note: In the editorial section of this annual report, monetary figures are expressed in pesos (Ps.) as of December 31, 2002 or dollars (US$), unless otherwise specified. Comparisons are in real terms, that is, discounting the effects of inflation. Volume figures are in metric tons.

(1) Cost of goods sold before depreciation and amortization plus operating expenses.

(2) Operating income before depreciation and amortization.

Main Indicators



Value Added Products
(% of Total Revenue)
66
64
62
60
58
56
54
52
50
'98 '99 '00 '01 '02
Sales
(Thousand Tons)
3,000
2,500
2,000
1,500
1,000
500
0
'98 '99 '00 '01 '02
EBITIDA
(Thousand Dollars)
350
300
250
200
150
100
50
0
'98 '99 '00 '01 '02



EBITDA per Ton
(US$ per ton)
120
100
80
60
40
20
0
'98 '99 '00 '01 '02



Exports
(Thousand Tons)
700
600
500
400
300
200
100
0
'98 '99 '00 '01 '02

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

Financial Summary Hylsamex, S. A. de C. V. and Subsidiaries (Ps. millions)

	2002	2001	2000	1999	1998
Total assets	28,535	27,685	32,634	33,923	38,616
Net working capital	2,789	1,952	2,904	3,953	3,882
Total liabilities	17,784	18,929	20,363	18,922	22,302
Total stockholders' equity	10,751	8,756	12,270	15,001	16,314
Net sales	13,481	12,181	15,669	16,415	16,912
Consolidated net income	(898)	(2,683)	183	860	83
Majority net income	(731)	(2,671)	176	821	51
Minority net income	(167)	(12)	7	39	31
Outstanding shares (millions)	506.340	243.756	243.756	243.756	243.756
Employees	7,207	6,966	7,421	7,691	8,357
Interest coverage	1.82	1.07	1.73	2.06	2.18
Financial leverage	1.65	2.16	1.66	1.26	1.37
Long-term liabilities / Property, plant and equipment	0.77	0.61	0.69	0.59	0.60
Long-term liabilities / Capitalization	0.58	0.58	0.55	0.48	0.49
Current ratio	2.18	0.68	1.22	1.33	1.07
Earnings per share (Ps)	(1.444)	(10.959)	0.722	3.367	0.211
Book value per share (Ps)	17.731	27.901	41.969	53.495	59.942

To Our Shareholders



ylsamex improved its operating and financial results in 2002. The marked improvement versus the previous year resulted from a more favorable economic environment that led to a rebound of both demand and international steel prices. In addition, management's efforts on productivity and competitiveness resulted in a notable reduction in costs for the year.

During mid-2002, Hylsamex successfully concluded the debt refinancing processes at its subsidiaries Hylsa and Galvak. As a result of this, Hylsamex regained financial flexibility and was able to concentrate once again on its business strategy and a more promising future.

We must recognize the talent and dedication of our personnel and their contribution to Hylsamex.

Steel Market

In 2002, the steel industry worldwide improved markedly over 2001, aided by a rebound in the price of steel products. Other factors contributing to this improvement were an increase in demand —supported by a modest economic growth—, an improvement in the supply/demand balance and legal measures implemented by several countries against unfair trade practices.

The Mexican steel industry benefited from the more favorable environment in 2002. Starting in the second half of the year, steel prices in Mexico rebounded following the trend in international prices, and at the same time, export markets became increasingly attractive. A 6% growth in domestic demand resulted in a similar increase in liquid steel production and a 4% rise in finished products.

This past September, the Mexican government extended for an additional year the tariff increase it had imposed on several steel products. The measure translated into decreased amounts of steel products being brought from countries with which Mexico has no free trade agreements. Nevertheless, the volume of imports remained high, accounting for 28% of total domestic steel consumption in 2002 as compared to 27% in 2001.

Operating Performance

Hylsamex's total sales volume amounted to 2.8 million tons in 2002, recording a 19% year-over-year increase. Domestic shipments rose 9% from 2001, to 2.2 million tons. Exports for the year grew a solid 80%, to 582 thousand tons, as compared to 323 thousand tons sold in 2001. The ratio of export sales-to-total shipments reached 21% for the year, and the associated export revenue amounted to US$284 million.

On the cost side, all Hylsamex subsidiaries were required to seek further permanent cost reductions. Altogether, Hylsamex was able to reduce variable costs per ton by 11%, notwithstanding that the cost of some variable inputs required for the production of steel showed increases during the year.

Major efficiencies were also accomplished in working capital management. Improvements were registered mainly in accounts payable, suppliers and inventories, with a 22-day average reduction.

Also, Galvak was awared the 2002 National Quality Award, presented by President Vicente Fox Quesada. This constitutes a testimony to the perseverance and continuous improvement efforts of our personnel.

HYL —Hylsamex's Technology Division— and Ferrostaal AG, its German partner, successfully concluded a cutting-edge design project for direct reduction mini-plants, configured specifically for use in the minimill type of facilities. These plants use state-of-the-art technology and are modular units with an installed capacity ranging from 300 to 450 thousand tons per year. Due to the modular design, each unit requires a significantly smaller investment than traditional reduction plants.

Financial Performance

It is worth noting that the improvement in Hylsamex's financial results for the year 2002 was due to both, a more favorable steel industry environment and to management's intensified efforts with respect to productivity and competitiveness.

To Our Shareholders

Following the increase in sales volume and the recovery in prices registered throughout the year, Hylsamex's revenues grew 11%, to 13,481 million; operating profit reached 728 million, increasing a relevant 159%, while cash flow generation, measured as EBITDA, totaled 1,968 million, rising 26% over last year figures.

Capital expenditures in 2002 were aimed primarily at maintaining facilities and equipment in optimal condition, as well as at increasing the production capacity at Galvak. These investments amounted to US$21 million for the year.

One of Hylsamex's most notable accomplishments in 2002 was the completion of an agreement with creditors to restructure the debt of its subsidiary Hylsa. As a result, Hylsa's net debt was reduced by 38% and principal maturities were extended, thus enabling the Company to regain some financial flexibility. Galvak, on the other hand, was granted US$150 million in new, long-term financing, which allowed it to refinance its debt and provided the funds required for its expansion program. Overall, Hylsamex's consolidated debt was reduced by 21% and its equity rose by US$263 million.

The refinancing agreement led to a marked improvement in the Company's financial structure. The interest coverage ratio improved from 1.1x prior to the restructuring, to 1.8x as of December 2002, and net debt-to-LTM EBITDA ratio from 8.5x to 5.5x.

Strategy

Aside from the major efforts carried out in cost savings, productivity and quality improvements, Hylsamex initiated other measures during the year aimed at maintaining its competitive position and commercial leadership.

In the face of increased steel scrap costs resulting from improved demand and rising steel prices, the Company increased the consumption of direct reduced iron in its metallic charge, from 44% in 2001 to 57% in 2002.

Regarding natural gas, Hylsamex continued with its fixed price contract with Pemex, which will remain in effect until December 2003, and its financial derivates program, which yielded US$2.5 million in savings throughout the year.

On the marketing front, the Company continued focusing on selling higher value-added products. The revenue mix for 2002 included 65% of these products as compared to 63% in the prior year, with sales of ultra-thin hot rolled, cold rolled and coated products showing the most improvement.

Siderúrgica del Orinoco (SIDOR), a non-consolidated Venezuelan steel producer, also registered a notable improvement in operating and financial results. Despite the adverse economic environment prevailing in its domestic market, Sidor obtained US$140 million of EBITDA in 2002, recording an increase of 149% from 2001.

However, Sidor's financial structure remains weak. The company is in negotiations with its bank creditors and entities controlled by the Venezuelan Government to restructure its debt obligations. As of the date of this report, there have been considerable advances made in this process; however, there is no definitive date for obtaining a final agreement.

Outlook

Forecasts for 2003 point to a year of higher economic growth, in which the global steel industry will consolidate the progress made so far. This scenario will allow Hylsamex to strengthen the Company's operations and more importantly, to grow cash flow. Nevertheless, some analysts believe that the uncertainties surrounding the global economic conditions, and their possible effects, both on Mexico and the United States, could impact some industries, including steel.

Regardless of the economic forecast, Hylsamex made a significant step forward last year through the restructuring agreement with Hylsa's creditors and the new financing at Galvak. This provides Hylsamex the required flexibility to search for a strategic partner and to push for the divestiture of non-core assets.

Management has already stated that investments over the next couple of years will be concentrated on the coating subsidiary Galvak, which is in the process of increasing installed capacity in all its product lines, providing Hylsamex with additional value-added volumes.

 HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

To Our Shareholders

The productivity and constant improvement programs will continue during 2003 and Hylsamex will continue to reaffirm its competitive position as one of the most efficient steel producers and the supplier of choice for its customers.

As in previous years, the Board of Directors acknowledges that the support and trust of its shareholders, clients and suppliers, as well as the financial community throughout the year are essential to successfully navigating in this challenging environment. You are all an important source of strength in our efforts to achieve Hylsamex's objectives.

February 7, 2003
San Nicolas de los Garza
Nuevo Leon, Mexico

Dionisio Garza Medina
Chairman of the Board

Alejandro M. Elizondo
Chief Executive Officer



Hylsamex's mining operations registered a significant improvement in the year 2002. Las Encinas resumed operations of its pelletizing plant in January and the Cerro Náhuatl mine in March. The Aquila mine devoted itself to lump ore and magnetic ore extraction.

The Consorcio Minero Benito Juárez - Peña Colorada operated at capacity year-round.

Various reengineering projects allowed for substantial productivity gains.

Leading indicators
• Pellet production: 3.1 million tons, up 85% from 2001. • Exports of concentrated iron: 57 thousand tons, valued at US$ 1.3 million. • Domestic lump ore sales: 25 thousand tons.


Hylsa

Raw Materials



Mining Pellet Production
(Million Tons)


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
'98
'99
'00
'01
'02


HYL
TECHNOLOGY FROM HYLSAMEX



Technical Assistance Services
(Weeks per man, accumulated)


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0.0
'98
'99
'00
'01
'02

In the year 2002, HYL's activities focused on strategic projects directed at promoting efficiency and competitiveness within Hylsamex's productive units.

The Hylsa Flat Product Division there were savings for US$ 3 million in a project aimed at reducing the natural gas and water consumptions; another project was directed at generating the hydrogen required for its annealing processes. In Galvacer, there is a project aimed at reducing galvanizing and painting process costs.

The Division diversified its technical assistance services to steel companies in 9 countries. Its SAP-based preventive maintenance has already been installed in companies in Mexico, US and Chile. Additionally, it teamed with Italy's Danieli in galvanizing plant training and with Japan's Kawasaki in electricity facilities commissioning.

Other HYL® research
• Decrease in natural gas consumption on a per ton basis. • Partial substitution of natural gas with less expensive and more available solid and liquid fuels. • Production of a pig iron-like liquid metal which increases productivity and reduces operation costs, upon loaded.


Hylsa

Flat Products Division

The Flat Products Division posted satisfactory results in 2002, despite operating in a climate of low economic growth.

Total sales volume surpassed the 1.6 million ton mark, up 16% from 2001. Most of the shipments —1.4 million tons worth— were destined to the domestic market.

Exports shipments grew to 351 thousand tons in 2002, two times the level of 2001, accounting for 22% of total sales.

Sales of value-added products reached 624 thousand tons, 39% of total sales.



Relevant facts

- Peak productivity levels were reached: 2.7 man hours per ton.
- QS-9000 certification was maintained after a June audit.
- A US$ 7.6 million investment was made to upgrade control systems in the 3M5 DRI plant and in the Continuous Casting Flat Products Mill, to execute operative improvements in the cold rolling mills, and in equipment maintenance.

Flat Products Division Sales

(Thousand Tons)


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
'98
'99
'00
'01
'02


Hylsa

Bar and Rod Division

Despite the construction industry's dimmed dynamics and the downward trend in non-flat product prices, Hylsamex's Bar and Rod Division achieved improved results in 2002.

With the RSM finishing mill normalizing operations in July, the Puebla Plant enhanced its productivity and consolidated itself as a producer of value-added products, particularly of specialty wire rod for the automotive and fastener industries.

With respect to quality control, the Division obtained the QS-9000 certification on December. On the environmental front, an audit for the Clean Industry accreditation was succesfully conducted. The certification will be received in 2003.



Bar and Rod Division Sales

(Thousand Tons)


1,200
1,000
800
600
400
200
0
'98
'99
'00
'01
'02

Leading indicators

- Production: 907 thousand tons, up 18% from 2001.
- Sales: 979 thousand tons, up 27% from 2001.
- Exports: 2.1 times the level of the previous year.


GALVACER
HYLSAMEX PROCESSED STEEL

By virtue of Galvacer's successful 2002 performance, Hylsamex continued to expand its presence in the processed steel market.

Its total sales were 716 thousand tons of high value-added products, up 7% from 2001. Of these, over 193 thousand tons were destined to the export market, a 32% growth for the year.

Revenue amounted to US$ 522 million, accounting for 38% of Hylsamex's total revenue.

Galvacer's organization

- This business unit encompasses Galvak and its subsidiaries Galvacer Chile, Galvacer Costa Rica, Galvacer America and Ferropcion, as well as Hylsa Tubular Product Division.






GALVAK
GALVACER IN COATED STEEL PRODUCTS


PREMIO NACIONAL
DE CALIDAD
2•0•0•2

In 2002, Galvak strengthened its leadership in the coated steel market through superior results. It set an all-time sales record and diversified its markets. Total sales rose 8%, while exports grew 31%.

This performance prompted a 34% growth in operating income with respect to the year 2001, which was particularly difficult.

Galvak launched new products aimed at the construction and automobile industries; also, incorporated a good number of customers to its Internet-based KanBan system and other IT systems, aimed at optimizing Galvak product inventory in the customer's warehouse.

It also opened a marketing office in Costa Rica and consolidated its operations in Chile and Canada.


Galvak Sales
(Thousand Tons)
600
500
400
300
200
100
0
'98
'99
'00
'01
'02

Galvak's awards

- 2002 National Quality Award.
- First place in the National Teamwork Contest.
- First company in Nuevo Leon State to obtain White Flag Certification, for health prevention.
- Clean Industry Certification Renewal.
- ISO-9000 Certification for Galvamet.

This Division had a satisfactory performance in 2002, posting a record sales volume. In addition, it reoriented its marketing strategy toward higher value-added products, and achieved a stunning 33% growth in exports.

In order to increase operating efficiency, the Division installed a new automatic packaging line, as well as major modifications in the galvanizing and varnishing areas and in the reducing mill in order to produce oil pipe in diameters of up to 6 inches.


HYLSADAT
GALVACER IN TUBULAR STEEL PRODUCTS



Relevant facts

- Marketing activities was restructured based on market segments.
- Electronic systems were implemented to expedite input purchase and product sale processes.
- Six Sigma, the quality and productivity methodology, was pursued prompting the participation of the majority of the personnel.

Tubular Products Division Sales
(Thousand Tons)

250
200
150
100
50
0
'98 '99 '00 '01 '02


HYLSAMEX · WORTHINGTON STEEL

Despite a low economic growth climate and increased competition, Acerex, Hylsamex's flat steel processing center, once more posted favorable financial results.

Although the company registered a 3% decline in total sales volume, it increased 61% its direct shipments to the domestic market and 36% its exports.

Consequently, while its tolling service operations represented 61% of total volume, direct sales now account for 39%, against 24% in 2001.

Revenue rose 34%, while operating profit grew 37%.


Acerex Sales
(Thousand Tons)
400
350
300
250
200
150
100
50
0
'98 '99 '00 '01 '02

Competitive edge

- Acerex remains at the cutting-edge among Mexican flat steel processors, thanks to the technical and marketing collaboration of its partner Worthington Industries, a U.S. industry leader.


WORTHINGTON
INDUSTRIES


SIDOR

Siderúrgica del Orinoco (SIDOR), a non-consolidated Venezuelan steel company, posted a significant improvement in its commercial and financial results, thanks to an increase in exports.

The company's operations were hampered by labor strikes and the difficult social climate in Venezuela, which limited the availability of some raw materials, such as natural gas.

Total sales amounted to 3.3 million tons, up 12% from last year's figures. This can be traced to its exports —2.4 million tons— that registered a 37% growth; they accounted for 72% of total sales, up sharply from 59% in 2001.

Domestic market shipments, limited by the economic crisis prevailing in Venezuela, fell 24% to a total of 905 thousand tons.



Main indicators

- Average prices rose 1%.
- Income grew 11%.
- Cash flow increased 149%.

The following report should be read in conjunction with the Letter to the Shareholders, the Corporate Review, Audited Financial Statements, and the Supplementary Information. The information is submitted in pesos (Ps) as of December 2002. Some figures are expressed in millions of nominal dollars (US$) or in metric tons.

Hylsamex worked hard to improve its operating and financial results during 2002. While there were improvements in the spot price of selected steel products, as well as a better demand environment, the markets were no less challenging than in the previous year. Demand did improve but the cost of some variable inputs required for steel production increased as well. Competition remains intense, as imported steel products continue to represent a significant amount of the domestic demand. In response, management concentrated on identifying additional ways to reduce costs and make the Company more competitive. Overall, Hylsamex's achievements throughout the year were satisfactory, but clearly not enough. Nevertheless, the degree of increase in volumes, revenues and cash flow achieved in an environment of modest growth demonstrate the latent potential of Hylsamex.


Key Operating Variables
900
750
600
450
300
150
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
1998
1999
2000
2001
2002
Tons ('000)
Revenue per ton (US$)
Cash cost per ton (US$)

In 2002, the steel industry worldwide improved measurably over 2001, aided by a rebound in the price of steel products around the globe. Despite the improvement this past year, average global prices remain well below 2000 levels. Governments around the world reacted to 2001's debilitating market environment through greater intervention. Most notably, import quotas were tightened and unfair trade practices were rigorously investigated. Hylsamex indirectly benefited from these moves as it permitted a more normalized level of pricing to return to the Company's core markets. Further improving the demand/supply equation was the continued rationalization of capacity in some regions of the world. The pace of plant closures and acquisitions increased last year around the globe. While some of the capacity currently in bankruptcy or reorganization may come back on-line, a portion of it will not.

An important agreement was achieved mid-year which allowed Hylsamex to successfully conclude the refinancing of debt at its Hylsa and Galvak subsidiaries. The Company and its creditors reached an arrangement whereby Hylsamex's equity owners would contribute additional capital while the banks and bondholders agreed to extend the maturity date on debt they held. The process, while time consuming, was a necessary step for the Company to recover financial flexibility.

Highlights of the restructuring are a 21% reduction in Hylsamex's consolidated debt and a 38% reduction in Hylsa's standalone debt. In addition, Galvak obtained new credit facilities totaling US$150 million; which in part were used to refinance US$110 million of preexisting debt, with the remainder used to fund its capacity expansion program. All-in-all, Hylsamex's financial condition improved substantially in 2002: net debt to LTM EBITDA ratio improved from 8.5x in 2001 to 5.5x in 2002, and interest coverage ratio from 1.6x to 2.6x as of December 2002. At the same time, the weighted average life of debt improved from 2.5 years in 2001 to 4.7 years in 2002.


Net Debt
(US$ million)
EBITDA LTM
(US$ million)
1,600
1,200
800
400
-
400
300
200
100
-
98 99 00 01 02


Leverage
(Times)
Int. Coverage
(Times)
12
8
4
-
3
2
1
-
98 99 00 01 02

LTM EBITDA / LTM Interest, net

LTM EBITDA / Interest, net after the restructuring

Steel Market

According to official data from Cámara Nacional del Acero ("CANACERO"), domestic steel consumption of flat products —hot and cold rolled steel relevant for Hylsamex— showed a significant recovery during the first seven months of 2002, reaching by August a level unseen in the past three years as a result of an improvement in demand. The Mexican economy in general showed some dynamism during the year and contributed to the demand improvement. Accordingly, domestic producers were able to increase production; and Hylsamex registered sequential rises in 1Q02 through 3Q02. Nevertheless, during the final four months of 2002, steel demand in Mexico softened from the double-digit growth rates, so that flat products finished the year up 8% and long products 9% above the previous year.

Flat Products* Market in Mexico
(Millions of metric tons per year)


6.0
5.0
4.0
3.0
2.0
1.0
-
1997 1998 1999 2000 2001 2002
Imports
Production
Demand

* Hot and cold rolled steel

The imports of steel products into Mexico have continued to rise (note the increasing trend in the graph above), accounting for 24% of domestic flat products consumption, as compared to 22% in 2001. The increase in import tariffs that the announced by Mexican Ministry of Economy in September 2001 —from an average rate of 13% for commodity products and 18% for coated products, to 25% across the board— was further increased to 35% for the period April 2002 — August 2002. This helped to limit the level of steel products imports done under dumping conditions. Even though on September 2002 the tariff level was again to be reduced to 25%, the Ministry of Economy granted a one year extension of the extraordinary import duties, lasting until September 2003. It is worth noting that the import mix has become healthier, as the ratio of imports from countries with which Mexico has Free Trade Agreements versus those with which it does not has gone from 51%/49% in 2001 to 73%/27% over the same period of 2002.

Sales Volume

Hylsamex sold 2,777,400 tons of steel products during the twelve months of 2002, recording a 19% increase over the 2,343,500 tons sold in 2001. Shipments of flat products —comprised of hot and cold rolled band, tubular and coated products— were up 15% or 229 thousand tons in the year while the sale of long products increased 27% or 205 thousand tons in the year.

The increase in flat product volume was made possible by a management decision to increase the utilization rate of Mill #1 in Hylsa's Flat Products Division —ingot casting mill—, which contributed approximately 180 thousand additional tons of shipments in 2002. With some of its former ingot production shifted to Mill #1, the production mix of Mill #2 —continuous casting mill— was reorganized to produce greater quantities of ultra-thin hot band. This product has historically been sold at a price premium over commodity hot rolled band. Given the fact that the product has strong demand from some international customers and that Hylsamex is one of the few companies capable of production, management decided that producing and exporting ultra-thin hot band was a more profitable business than selling commodity products in some segments of the domestic market.

Total domestic sales volume for the year amounted to 2,195,600 tons, an increase of 9% from the 2,020,200 tons sold in full year 2001. The increase this year was due to higher sales of long products, mainly billet and wire rod. Shipments of flat products remained at levels similar to the prior year.

Hylsamex recorded the highest level of export sales in the past 6 years. Total export shipments amounted to 581,800 tons, increasing a solid 80% from the 323,300 tons exported in 2001. The majority of the increase was due to additional shipments of value-added steel products from Hylsa's Flat Products Division, including ultra-thin hot band. The export ratio reached 20.9% compared to the 13.8% recorded last year.

Sales Volume
('000 Metric Tons)

	1998	1999	2000	2001	2002
Domestic Market	2,349	2,476	2,287	2,020	2,195
Export Market	248	373	435	324	582
Total Shipments	**2,597**	**2,849**	**2,722**	**2,344**	**2,777**

Sales Revenue

In the twelve months ended December 2002, Hylsamex's revenue amounted to Ps.13,481 million (US$1,356 million), compared to the Ps.12,181 million (US$1,211 million) obtained last year, recording increases of 11% in pesos and 12% in dollar terms. Revenue per ton in dollars of US$488, was 5% lower than the US$517/ton registered in 2001. Revenue per ton this past year consisted of the weighted average selling prices of US$445/ton plus a US$43/ton contribution from other steel-related revenues. Bear in mind that revenue per ton figures are heavily influenced by the product mix.

With respect to average prices, Hylsamex experienced decreases in both the domestic and export markets. Domestic prices showed an average decline of 4%, which can mostly be attributed to lower selling prices, especially rebar, as well as a higher share of commodity long products in the sales mix due to the rise in total shipments. In contrast, the rest of Hylsamex's domestic product lines exhibited significant price increases ranging from 2% in certain cold rolled and tubular products, to 9% in commodity-type hot rolled band. Regarding average export prices, a drop of 5% was recorded entirely due to a change in mix, as Hylsamex exported additional quantities of commodity-type flat products this year. Export prices for particular products improved with an average of 2% in tubular products, 8% in coated products and 18% in certain flat steel.

Export revenues for the year amounted to US$284 million, 67% above the US$170 million recorded in 2001 on account of the increase in export shipments. Value-added export revenue in 2002 represented 78% of total revenue, lower than the 86% obtained during last year.

Other steel-related revenues amounted to US$43/ton in 2002, decreasing 22% from the US$56/ton recorded last year. The decline in this line item was due to an 8% or US$11 million absolute drop related to the HYL® Technology Division and to a decreased activity level at the Company's electricity generation plant. The 8% decrease combined with a higher total tonnage over which the revenue is spread resulted in the lower per ton figure.

The revenue mix for 2002 included 65% of value-added products, as compared to 63% obtained in full year 2001. An increase of 77,200 tons or 12% was recorded in the sale of value-added flat products —including ultra-thin hot band, cold rolled, tubular and coated products—.and of 16,100 tons or 35% in long products —comprising high carbon wire rods and bars—. In addition, Hylsamex recorded a large increase in value-added revenues from its service center Acerex.

Sales Revenue
(Ps. Million)

	1998	1999	2000	2001	2002
Domestic Market	12,834	13,039	13,199	10,472	10,639
Export Market	1,303	1,525	2,470	1,709	2,842
Total Revenue	**14,137**	**14,564**	**15,669**	**12,181**	**13,481**
Revenue per ton					
Ps./ton	6,513	5,763	5,756	5,198	4,854
US$/ton	487	482	529	517	488
Average Selling Prices	**444**	**443**	**475**	**461**	**445**
Domestic Market	438	444	480	460	440
Export Market	471	452	467	488	466

Costs and Expenses

COGS Analysis

	1998	1999	2000	2001	2002
Total COGS					
Ps.	13,080	12,852	13,084	10,803	11,605
US$	978	1,076	1,203	1,073	1,169
COGS per ton					
Ps.	5,037	4,512	4,806	4,610	4,179
US$	377	378	442	458	421
Gross Margin	22.66%	21.71%	16.50%	11.32%	13.91%

Cost of Goods Sold
During the twelve months ended December 2002, cost of goods sold amounted to Ps.11,605 million (US$1,169 million), up 7% from the Ps.10,803 million (US$1,073 million) obtained during 2001. The increase in costs was primarily related to the growth in shipments. However, on a per ton basis, COGS in 2002 amounted to US$421, decreasing 8% from the average US$458/ton recorded in 2001 —this number would have been US$468/ton without considering the proceeds from the unwinding of a natural gas hedge in 3Q01 applied as an extraordinary cost reduction item, which contributed to an overall cost decrease of US$10/ton in full year 2001.

- **US$31/ton reduction in variable costs.** This decline resulted from (i) the fact that the Company sold 19% more product, including additional commodity products at lower variable costs, and (ii) the different cost cutting efforts carried out throughout the year, that become more evident considering that year-over-year, average natural gas prices increased 5% and the cost of the metallic charge was 4% higher. The behavior of the main variable inputs required in the production of steel in 2002 is detailed below:

Price of Main Variable Inputs

Energy Inputs



7.0
6.0
5.0
4.0
3.0
2.0
1.0
Price
Disruption
Pemex
contract
98 99 00 01 02



Natural Gas @ Hylsamex (US$/MMBTu)

Natural Gas @ South Texas (US$/MMBTu)

Metallic Inputs



180
160
140
120
100
80
Start of 4M
DRI plant
Freight and mix
98 99 00 01 02

Average Cost of Metallic Charge (US$/Ton)

Heavy Melting #1 Scrap in USA* (US$/Ton)

Energy Input

- **Natural gas.** The South Texas reference price for gas declined 25% on a yearly basis due to the extremely high prices observed during the first quarter of 2001. The price that Hylsamex paid during the year was 5% above 2001 as a result of the fixed price contract with PEMEX, which prevented a further decline in prices. Nevertheless, this contract also protects the company from disruptions in the natural gas price, as experienced in early 2001, by establishing an upper limit at US$4.0/MMBtu. Other hedging strategies the Company pursued during the year as a way to assure natural gas requirements at Spot prices yielded additional savings of US$2.5 million. The US$3.52/MMBtu price that Hylsamex paid, on average, during 2002 was comprised of:

  - The fixed price contract with PEMEX for the requirements of the "4M" DRI plant and other peripheral equipment. This contract is set at a fixed price of US$4.0/MMBtu and will be in effect until December 2003. Approximately 47% of the Company's gas requirements were tied to this contract in 2002.
  - Spot price for the consumption of the DRI facilities not included in the Pemex contract. The Company had additional coverage for the period September-December 2002, complementing the PEMEX contract, thus fully hedging the natural gas consumption.

- **Electricity.** The cost of electricity, in dollars, was only 1% above the previous year. The slight increase was related to the 41% of the tariff that is linked to fossil fuel prices.

Metallic Inputs

The weighted average cost of Hylsamex's metallic charge in 2002 was US$129/ton, increasing 4% from the previous year. The cost of producing DRI remained similar to 2001 despite the increase in natural gas prices. As compared to steel scrap prices, DRI has been less volatile, limiting the increase in the cost of the metallic charge. In addition, stable DRI costs increase Hylsamex's competitiveness compared to 100% scrap-based domestic producers. After falling in 1Q02 to its lowest level of the last four years, steel scrap prices rebounded, again following the trend set by international steel prices. The increases were on average 3% for domestic scrap and 11% for imported scrap over the whole year. Total scrap —whether domestic, imported or internally generated— content in the metallic charge amounted to 42% in 2002 as compared to 44% in 2001. For the year, DRI represented 57% of the metallic charge, as compared to 44% in the prior year. The use of other metallic inputs as pig iron and hot briquetted iron totaled 1% this year, compared to 12% utilized in 2001.

- **US$16/ton drop in fixed costs.** Fixed costs in the year dropped US$16/ton due to the more efficient spread across the increased shipments. On an absolute basis, there was an increase of US$30 million connected to the higher level of activity and the restart of one of the iron ore mines.

Operating Expenses

Operating expenses in 2002 amounted to Ps 1,148 million (US$116 million), increasing 5% from the Ps.1,097 million (US$109 million) registered in 2001. The increase in SG&A is fully attributed to the rise in sales volume and the associated increase freight and selling expenses. The operating expenses-to-sales ratio reached 8.5% in 2002, lower than the 9.0% registered in 2001.

Operating Income and Cash Flow

	1998	1999	2000	2001	2002
Operating Income					
Ps. Million	2,591	2,249	1,402	281	728
US$ Million	193	188	128	29	72
Operating Income per ton (US$)	75	66	47	12	26
Margin	15.3%	13.7%	8.9%	2.3%	5.4%
EBITDA					
Ps. Million	3,957	3,543	2,764	1,157	1,968
US$ Million	296	295	253	155	197
EBITDA per ton (US$)	114	104	93	66	71
EBITDA Margin	23.4%	21.6%	17.6%	12.8%	14.6%

Operating Income

Hylsamex obtained operating income of Ps.728 million (US$72 million) during full year 2002, showing a solid 159% increase from the Ps.281 million (US$29 million) recorded in 2001. In the table above it is worth noting that both, operating income per ton and operating margin more than doubled from 2001 to 2002.

Cash Flow from Operations

For the period ended December 2002, accumulated cash flow from Hylsamex's operations, measured as EBITDA, was US$197 million (Ps.1,968 million), 27% above the US$155 million (Ps.1,557 million) obtained in full year 2001. As would be expected, operating cash flow in 2002 received a boost from the increased shipments. In addition, a positive marginal contribution per ton was recorded due to improvements in variable costs, notwithstanding the mixed behavior in steel prices —with flats steel improving and long products declining. As explained in the Costs and Expenses section, the increase in fixed costs in 2002 was due in part to the restart of Las Encinas mine and to the generally higher level of activity.

On a per ton basis, EBITDA in 2002 amounted to US$71, increasing 7% from the US$66 recorded in 2001. The increase would have been more relevant —23% or US$13/ton— without taking into consideration the proceeds from the gas hedge unwound during August 2001, which contributed with US$8 to the EBITDA per ton figure of 2001. EBITDA-to-sales margin totaled 14.6% in 2002, improving 180 bps from the 12.8% recorded in 2001.

Change in EBITDA from 2001 to 2002
(US$ million)


155
92
9
33
6
20
197
EBITDA 2001
Sales Volume
Marginal Contribution per Ton
Fixed Cost
SG&A
Gas Hedge*
EBITDA 2002

*Proceeds from unwinding a natural gas hedge in 3Q01, amounting to US$20 million

Comprehensive Financial Result

For the twelve months ended December 2002, Hylsamex registered a net financial cost of Ps1,603 million, (US$161 million), compared to a net cost of Ps.475 million (US$47 million) obtained in the previous year. The difference between 2002 and 2001 relates to the following:

- Slightly higher inflation rate in 2002 that increased the level of monetary gains.
- A decrease in LIBOR rates that, together with a reduction in outstanding indebtedness, reduced the financial burden in 2002.
- The peso valuation, which went from a 4.76% average appreciation in 2001 to a depreciation of 12.80% in 2002, causing relevant foreign exchange losses that could not be offset by monetary gains and a reduced financial burden.

Comprehensive Financial Result
(Ps million)

	1998	1999	2000	2001	2002
Financial products	194	145	195	101	109
Financial expenses	-2,008	-1,868	-1,791	-1,556	-1,188
Financial expenses, net	-1,814	-1,723	-1,596	-1,455	-1,079
Exchange gain (loss)	-3,048	414	-269	455	-1,154
Monetary gain	2,342	1,621	1,207	525	630
Total Financial Result	-2,520	312	-658	-475	-1,603
Capitalized financial result	313	-169	-1	-	-
Comprehensive Financial Result	**-2,207**	**143**	**-659**	**-475**	**-1,603**
Macroeconomic Variables					
Peso/US$ exchange rate	9.878	9.522	9.600	9.142	10.313
Peso depreciation	22.71%	-3.60%	0.81%	-4.76%	12.8%
Domestic Inflation	18.61%	12.32%	8.96%	4.40%	5.70%

Taxes and Profit Sharing

Taxes & Profit Sharing
(Ps million)

	1998	1999	2000	2001	2002
Income tax and Asset tax	-159	-196	-182	-1,174	-21
Deferred income tax	-	-	-69	-93	549
Total income tax	-159	-196	-251	-1,267	528
Profit sharing	-10	-34	-23	-20	-20
Total	-169	-230	-274	-1,287	508

In the full year 2002, Hylsamex accrued Ps.508 million as deferred income tax, compared to Ps.1,287 million accrued during the previous year. During December 2002, Hylsa's subsidiary Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V. recorded a provision for the write down 50% of the remaining tax loss carry forwards, as updated financial projections indicate low probability of recovering the tax loss carry forwards. Therefore, and in strict observance of Bulletin D-4 of Mexican GAAP, the deferred assets related to Peña Colorada were adjusted by Ps.106 million.

As of December 31, 2002, the Company had Ps.1,797 million of tax loss carryforwards, which will expire between 2003 and 2010. As of year-end, Hylsamex had accumulated Ps. 509 million in asset taxes paid, which can be credited against future income taxes payable in excess of the minimum asset tax. These accumulated asset taxes expire between 2003 and 2010.

Net Income Corresponding to Majority Interest

The consolidated net result for 2002 amounted to a loss of Ps.898 million (US$89 million), compared to a loss of Ps.2,683 million (US$273 million) posted during 2001. As detailed in the following table, charges related to the integral financing cost stemming from the sizable Peso depreciation over the year were responsible for Hylsamex posting a negative bottom line this year, as the operating income was sufficient to cover all other expenses, including the losses at unconsolidated subsidiaries.

Consolidated Net Income (Loss)
(Ps million)

	1998	1999	2000	2001	2002
Operating income	2,591	2,249	1,402	281	728
Integral financial result	-2,207	143	-659	-475	-1,603
Other expense and special items, net[1]	-26	-115	-68	-342	-437
Results from unconsolidated subsidiaries[2]	-106	-1,187	-216	-860	-94
Income tax, asset tax and profit sharing[3]	-169	-230	-274	-1,287	508
Consolidated Net Income	**83**	**860**	**184**	**-2,683**	**-898**
Net Income Corresponding to Majority Interest	**51**	**821**	**177**	**-2,672**	**-731**

1. Other income and special items, net, for the year are mainly explained through the following:
- As part of the process to outsource the "in house" generation of electricity, last November, an agreement concerning the liquidation of Planta Eléctrica Grupo Industrial, S.A. de C.V. "PEGI", was reached at a shareholders' meeting of this company. As a result, in December 2002, PEGI created a reserve for all remaining assets and inventories, amounting to Ps.218 million. Hylsamex had a 52% ownership stake.
- On December 2002, during a shareholders meeting, Posco, the majority shareholder of Posven, a hot briquetted iron producer located in Venezuela, informed the other shareholders of its decision to keep the facilities idle and to put the company up for sale. When combined with the adverse economic and political environment in Venezuela, Hylsamex decided to create a reserve for 50% of its investment, amounting to Ps.97 million (US$9 million). Hylsamex holds a 5% share of the equity in Posven.

2. Hylsamex's audited financial statements for 2001 included a qualification by the auditor regarding the timely availability of financial statements from Hylsamex's associated company Consorcio Siderúrgica Amazonia, Ltd (Amazonia), Sidor's controlling company.

Anticipating a likely charge to the income statement due to the deterioration of Sidor's assets during 2001, Hylsamex created a reserve in its financial statements as of 1Q02. During 3Q02, once Amazonia's and Sidor's financial statements were prepared, and once the financial restructuring of Hylsa and Hylsamex was closed, Hylsamex cancelled the reserve and recognized the actual write down of Sidor's assets.

As such, and due to the fact that the actual write down of the value in Sidor was recognized by Amazonia in its 2001 financial statements, Hylsamex's 2002 and 2001 financial statements are now prepared and presented as if the write down had been known and accounted for as of 4Q01, as established by domestic accounting standards.

In the Balance Sheet, this change only affected the item *"Investment in Associated Companies"*. In the Income Statement, two line items, *"Other Income and Special Items, Net"* and *"Equity in Income (Loss) of Associated Companies"* were affected. Note that both Income Statement adjustments occurred below the *"Operating income"* and *"Integral financing cost"* items, and have no impact on previously reported EBITDA figures.

Thus, quarterly financial statements from 4Q01 to 4Q02, as well as the consolidated financial statements for 2001 have been adjusted. The following table provides a comparison of the situation before and after (in million pesos):

	Equity in Income (loss) of Associated Company		Other Income and special items, net		Investment in Associated Company	
	Original	Adjusted	Original	Adjusted	Original	Adjusted
4Q01	-261	-639	-96	-96	1,028	651
1Q02	-533	-126	-444	-36	488	527
2Q02	166	166	-31	-31	593	636
3Q02	-8	-11	306	-102	606	606
4Q02	-123	-123	-268	-268	457	457
2001	-482	-860	-342	-342	1,028	651
2002	-498	-94	-437	-437	457	457

3. Income tax, asset tax and profit sharing during the year resulted in a deferred tax accrual due to (i) the Ps.1,312 million net loss in the year and (ii) a change in income tax. In accordance with the amendments to the Mexican Income Tax Law effective as from January 1, 2002, the corporate income tax rate was 35% for 2002. However, this rate will be reduced by 1% annually until reaching a 32% rate in the year 2005.

With respect to the amount recorded in 2001, recall that in accordance with the Company's restructuring program, Hylsa prepared a set of financial projections in 2001, which indicated a low probability of recovery for asset tax credits, mainly from Hylsa, and tax loss carry forwards from other Hylsa subsidiaries. Therefore, and in strict observance of Bulletin D-4 of Mexican GAAP, during 2001, Hylsamex adjusted the deferred tax provision consistent with these projections.

Capital Expenditures

Capital expenditures for 2002 amounted to Ps.213 million (US$21 million), as compared to the Ps.231 million (US$23 million) spent in 2001. The majority of the disbursements corresponded to deferred charges related to overburden removal at the mines. In an effort to devote free cash flow to servicing its financial obligations, Hylsa has reduced its capital expenditure budget to minimum levels, allowing for only normal replacement investments. The one area where Hylsamex management does intend to expand capacity is Galvak, spening US$5 million in late 2002 mainly for advances to capital equipment suppliers as it begins the new capex program. Recall that as part of Hylsa's restructuring program, Galvak obtained new credit facilities for US$150 million, out of which US$40 million was to be used to fund a capacity expansion program across all product lines that will be carried out over the next 18 months.

CAPEX
(US$ million)

	1998	1999	2000	2001	2002
Hylsa Flat Products Division	136	36	12	5	-3
Hylsa Bar & Rod Division	41	18	6	1	-
Hylsa Tubular Products Division	4	3	1	1	1
Hylsa Raw Materials Division	32	12	20	12	-
Acerex	3	5	1	-	17
HylsaBek	1	1	-	-	-
Galvak	27	7	6	7	7
Other	2	1	-3	-3	-1
Total CAPEX*	**246**	**83**	**43**	**23**	**21**

* Including deferred charges

 HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

Refinancing Process

On July 24, 2002, Hylsamex announced the completion of a refinancing agreement that it had signed with creditors on July 19,2002

Outstanding Debt
(US$ million)


Hylsamex
1,330
277
1,053*
Initial Debt
Reduction
Final Debt
Hylsa
1,197
451
746
Initial Debt
Reduction
Final Debt

*Net of cash reserves at Galvak

Summary of main terms and conditions

Debt reduction at Hylsa

A total of US$467 million of Hylsa's debt has been reduced through:

- Purchase of debt by Alfa at a discount, in the amount of US$160 million.
- Capitalization of intercompany loans with Alfa in the amount of US$82 million.
- Capitalization of US$7 million from one of Hylsa's banks.
- Assumption of US$186 million of Hylsa's debt by Hylsamex through Facility B.
- Application of cash reserves in the amount of US$32 million.

Facility A

US$318 million 7-year term loan, with a two-year grace on principal.

Borrower: Hylsa, S.A. de C.V.
Final Maturity: March 31, 2009
Interest Rate: Three-month LIBOR plus 4.0% per annum, with a portion of the margin equal to 2.0% per annum through March 31, 2004 will be deferred and paid in 2009. From and after April 1, 2004, all interest will be paid in cash.

Facility B

US$202 million 8-year loan, with a four-year grace on principal (includes US$16 million of pre-existing debt at Hylsamex).

Borrower: Hylsamex, S.A. de C.V.
Final Maturity: March 31, 2010
Interest Rate: Three-month LIBOR plus 4.0% per annum. Each interest payment through March 31, 2005 will be deferred and paid in 2010. From and after April 1, 2005, all interest will be paid in cash.

Eurobonds

US$161 million in principal amount of Hylsa's 9¼% Notes due 2007 were tendered and accepted for exchange for new Eurobonds that mature in 2010. The new Notes carry a coupon of 10½%, payable semiannually, in June and December. The US$139 million of Eurobonds that were not tendered continue accruing interest at 9¼% through maturity in 2007, payable semiannually, in March and September. The closing and settlement of the exchange offer was scheduled on July 26, 2002.

UDI Medium Term Notes

The maturity of the UDI denominated medium term notes in the amount of approximately US$73 million was extended from March 2005 to March 2007, keeping its 8.75% coupon. Hylsa will, no later than January 31, 2004, offer to exchange 100% of the UDI Medium Term Notes for "Certificados Bursátiles" to mature in 2008.

Unrestructured Debt

Hylsa's bank debt that was not subject to restructure amounted to US$39 million:

- A US$30 million 5-year unsecured revolving credit with Bancomext with a variable interest rate of six-month LIBOR + 2.8% per annum.
- 50% of Hylsa's mining subsidiary Peña Colorada's US$18 million outstanding debt.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

Accrued interest
All accrued interest on bank debt was paid in full on July 24, 2002

Additional Liquidity

- **Liquidity Facility:** In connection with the Restructuring, Hylsa entered into a thirty-month US$40 million revolving liquidity facility. The interest rate is LIBOR + 4.0%.
- **Alfa's contribution:** US$25 million in cash that was used for debt service and for other operating requirements of Hylsa, which was fully drawn as of July 26, 2002, when Hylsa paid the accrued and unpaid interest on both bank debt and Bonds.

Galvak Refinancing
As part of the restructuring agreement, Galvak, S.A. de C.V., Hylsamex's subsidiary, obtained a new export backed loan to be used to refinance existing debt and to fund working capital and capital investments needs.

Borrower:	Galvak, S.A. de C.V.
Amount:	US$140 million
Term:	5 years
Maturity Date:	July 22, 2007
Interest Rate:	Three-month LIBOR plus a margin of 3.5% per annum, with one year-grace for principal. Maturities of principal are: 15% during the second year, 25% during the third year and 30% during each of the remaining years.

Capitalization
As approved in a Extraordinary Shareholders' Meeting held on June 28, 2002, Hylsamex will increase its capital stock by up to Ps.3,500 million through the issuance of 356'052,899 additional shares, identical to the existing Series "B" shares. The subscription price will be Ps.9.83 per share during the initial offering, in which shareholders may subscribe for the new shares in the same proportion to the shares currently held. In addition, Hylsamex, Hylsa and Galvak creditors will be able to exchange existing credits for new shares. The initial offering starts on July 25, 2002, and lasted until August 14, 2002. As of the date of this report 262,584,369 shares have been subscribed and paid for, representing a capitalization of US$262.6 million dollars.

The shares not initially subscribed or paid for by the shareholders are currently being offered to the shareholders that wish to subscribe them and to Hylsamex, Hylsa and Galvak creditors, at a price to be determined by the Board of Directors, which will be no less than the initial subscription price. If the increase in capital stock is not subscribed in full within the time frame provided by the Board of Directors (which will not exceed one year starting on July 25, 2002), the capital stock will be increased only by the amount of subscriptions made and the unsubscribed shares will be cancelled *ipso facto*.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

Debt Outstanding

Hylsamex's net debt as of December 31, 2002 amounted to US$1,079, down 19% from the US$1,326 million reported as of year-end 2001. The table below depicts the change in net debt.

Net Debt Variation
(US$ Million)

Debt Outstanding as of December 31, 2001	**1,366**
Effects of restructuring	-277
Bank debt capitalization	-7
EBITDA generation	-197
Working capital requirement	57
Interest payment, net	88
Taxes	38
Capital expenditures	21
Accrued PIK debt	7
Change in cash balance	16
Other	-23
Debt Outstanding as of December 31, 2002	**1,135**
Less Cash Balance	56
= Net Debt as of December 31, 2002	**1,079**

- **Effects of Restructuring.** The net effect on Hylsamex's balance sheet after the closing of Hylsa's restructuring process amounted to a debt reduction equivalent to US$277 million mainly due to:
  - US$92 million of capitalized loans with Alfa—including interests— generated in 2001 and early 2002
  - US$160 million of Hylsa's bank debt, purchased by Alfa at a discount
  - US$25 million liquidity facility provided by Alfa
  - Bank capitalization of US$7 million

- **Working Capital.** The increase in working capital this year was due to the following.
  - **Increase in the level of inventories.** Prior to the closing of the restructuring, inventories were kept below optimal levels due to liquidity constraints. The Company rebuild part of its inventories through the increased production activity.
  - **Effects of the restructuring agreement in NWC.** According to the restructuring agreement, management fees will be recognized as a Subordinated Debt. In quarters prior to the closing of the restructuring, this item was recognized as an account payable; however, during the last six months of 2002, the shift from payables to subordinated debt resulted in a net working capital requirement. In addition, minor debts were capitalized.
  - **Increase in accounts receivable.** Higher accounts receivable balances follow the increase in volume sales, although there was no change in DSO.
  - **Reduction in suppliers and accounts payable.** Additional liquidity attained following the restructuring agreement and the higher cash flow generation allowed the Company to reduce this item.

- **Interest.** Total interest payment this year amounted to US$88 million included a single payment of US$37 million paid by Hylsa upon closing of its restructuring.

Liquidity

Hylsamex ended the year 2002 with a cash balance of US$56 million compared to the US$40 million recorded as of December 2001. The increase in cash on hand at Hylsamex was in part due to payments in advance from customers at Hylsa, and to Galvak's cash position, which included additional cash to fund CAPEX requirements. As of December 31, 2002, Hylsa had drawn US$11 million out of the US$40 million 30-month revolving facility provided by the participating banks.

Debt Structure

	As of December 2001	As of December 2002
Outstanding Debt	**1,366**	**1,135**
Tenor		
Short-Term debt	14%	-
Long Term debt	86%	100%
Rate		
Fixed	34%	34%
Variable	66%	66%
Currency		
Pesos	13%	-
US$	87%	100%
Source		
Foreign	64%	66%
Domestic	36%	34%
Average Cost of Debt	**7.8%**	**7.0%**
Average Life of Debt	**2.5x**	**4.7x**

Amortization Schedule
Long Term Amortizations
(US$ million)

	As of December 2001	As of December 2002
2002	299	-
2003	246	15
2004	197	67
2005	116	154
2006	2	123
2007	308	323
2008	1	82
2009	-	64
2010	-	272

Equity Income from Associated Co. (Amazonia)

Hylsamex's minority stake in Amazonia resulted in a loss of Ps.94 million (US$10 million) in 2002, compared to the loss of Ps.860 million (US$88 million) recorded in full year 2001.

Sidor's shipments for the year amounted to 3,262,300 tons, up 12% from the 2,905,700 tons sold during the previous year. The increase was evident in export shipments, which increased 37% year-over-year, to 2,357,800 tons. With respect to domestic shipments, a decline of 24% was recorded in connection to the current economical situation at Venezuela. Overall, the export ratio for the year was 72% as compared to the 59% recorded in 2001. Following the increase in shipments, revenue grew 11%, from US$804 million in 2001 to US$892 million in 2002. Average prices grew only 1% on a yearly basis.

EBITDA for the twelve months ended December 2002 amounted to US$140 million, up 151% from the US$56 million recorded in 2001.

Financial Situation

On December 18, 2001, Sidor and Amazonia defaulted on the payment of interest amounting to US$31.3 million and US$8.1 million, respectively. Such failure was the result of the persistent negative conditions in international and domestic steel markets, further complicated by the strength of the Bolivar against the US dollar. Since then, the company has failed to make other interest payments on its debt.

Since late October 2001, both Sidor and Amazonia have been in conversation with their bank lenders and other government-controlled entities which are lenders to Sidor with the ultimate goal of finding a way to restructure the companies' outstanding debt obligations. Hylsamex can provide no assurance as to the final outcome of these discussions.

Hylsamex's equity investment in Amazonia, the principal owner of Sidor, is held through HylsaLatin LLC, a fully owned subsidiary and Hylsamex, S.A. de C.V. (the holding company). As of December 31, 2002, the book value of the investment in Sidor amounted to Ps.415 million (US$40 million).

As of December 2002, Hylsamex, S. A. de C.V. (the holding company) has additional exposure with respect to Sidor in the amount of US$26.3 million in guarantees for the payment of Sidor's indebtedness to the Fondo de Inversiones de Venezuela. Hylsa Latin has additional exposure in the amount of US$237.0 million in guarantees for the payment of Sidor's indebtedness to Fondo de Inversiones de Venezuela. As per the performance bond kept at the Hylsamex holding level, as of the date of this report such obligation is no longer required as established in the agreement with the Venezuelan Government, and no longer generates a contingent liability. Hylsa, S.A. de C.V., Hylsamex' steelmaking subsidiary, has no contingent liabilities related to Sidor or Amazonia.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002



REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Hylsamex, S. A. de C.V.
Monterrey, N. L., January 27, 2003

1. We have audited the consolidated balance sheets of Hylsamex, S. A. de C. V. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. On February 28, 2002 we issued our report on the financial statements of Hylsamex, S. A. de C. V. and subsidiaries for the year ended December 31, 2001, in which we stated that: (a) Hylsamex, S.A. de C.V. and Hylsa, S.A. de C.V. were not in compliance with certain covenants contained in loan agreements covering consolidated long-term liabilities of Ps7,953 million, and that these liabilities had not been reclassified as current liabilities. As described in Note 8, subsequent to the issuance of our report, the companies restructured these liabilities, thus eliminating the need to reclassify them as current, and (b) no audited financial statements had been issued for Consorcio Siderurgia Amazonia, Ltd., an associated company. As described in Note 5, subsequent to the issuance of our report the audited financial statements of this associated company were received, and a reduction in this investment of Ps378 million was charged to 2001 loss.

4. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Hylsamex, S. A. de C. V. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Carlos Arreola Enríquez

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

CONSOLIDATED BALANCE SHEET

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
(subsidiaries of Alfa, S. A. de C. V.)
AT DECEMBER 31, 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	Ps 582	Ps 385
Trade accounts receivable	2,058	1,679
Other accounts receivable	795	468
Inventories (Note 4)	2,490	2,103
Total current assets	5,925	4,635
INVESTMENT IN SHARES OF ASSOCIATED COMPANY (Notes 2.c and 5)	457	651
PROPERTY, PLANT AND EQUIPMENT (Note 6)	19,704	19,969
DEFERRED CHARGES (Note 2.e)	1,736	1,806
DEFERRED INCOME TAX (Note 13)	417	309
OTHER ASSET (Notes 2.f and 9)	296	315
Total assets	Ps 28,535	Ps 27,685
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	Ps 159	Ps 2,626
Bank loans		1,498
Loans from ALFA (Note 3)		387
Accrued interest payable	71	111
Accounts payable and accrued expenses	2,483	2,185
Total current liabilities	2,713	6,807
LONG-TERM LIABILITIES:		
Long-term debt (Note 8)	11,197	8,327
Notes payable to ALFA (Note 3)	236	
Deferred income tax (Note 13)	2,505	2,754
Estimated liabilities for seniority premiums and pension plans (Note 9)	1,133	1,041
Total long-term liabilities	15,071	12,122
Total liabilities	17,784	18,929
STOCKHOLDERS' EQUITY (Note 10):		
Majority interest:		
Nominal capital stock	4,975	2,394
Restatement of capital stock	670	600
Contributed capital	5,645	2,994
Earned surplus	3,333	3,807
Total majority interest	8,978	6,801
Minority interest	1,773	1,955
Total stockholders' equity	10,751	8,756
COMMITMENTS (Note 5)		
Total liabilities and stockholders' equity	Ps 28,535	Ps 27,685

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

CONSOLIDATED STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
FOR THE YEAR 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power

	2002	2001
Net sales	Ps 13,481	Ps 12,181
Cost of sales	(11,605)	(10,803)
Gross margin	1,876	1,378
Operating expenses	(1,148)	(1,097)
Operating income	728	281
Comprehensive financing expense, net (Note 11)	(1,603)	(475)
	(875)	(194)
Other expenses, net (Note 12)	(437)	(342)
Equity in loss of associated companies (Note 5)	(94)	(860)
Loss before the following provisions	(1,406)	(1,396)
Provisions for (Note 13):		
Income tax and asset tax	528	(1,267)
Employees' profit sharing	(20)	(20)
Consolidated net loss	(898)	(2,683)
Net loss corresponding to minority interest	167	11
Net loss corresponding to majority interest	(Ps 731)	(Ps 2,672)
Loss per share corresponding to majority interest, in pesos (Note 2.m)	(Ps1.44)	(Ps10.96)
Weighted average number of common shares outstanding	506,340,463	243,756,094

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power

	2002	2001
OPERATIONS		
Consolidated net loss	(Ps 898)	(Ps 2,683)
Items not affecting resources:		
Depreciation and amortization	1,240	1,277
Equity in loss of associated companies	94	860
Deferred income tax	(549)	93
Write-off of investment in shares and fixed assets, net	400	
Other, net	(84)	395
	203	(58)
Changes in working capital other than financing:		
Accounts receivable	(792)	863
Inventories	(526)	709
Accounts payable and accrued expenses	(130)	593
	(1,448)	2,165
Resources (used in) provided by operations	(1,245)	2,107
FINANCING		
Loans received	9,815	426
Repaiment of loans	(10,925)	(3,193)
Decrease in bank financing	(1,110)	(2,767)
Effect of restatement on preferred capital stock	(43)	(35)
Increase in capital stock	2,651	
Long-term notes payable to ALFA	236	
Loss from options on own shares		(64)
Resources provided by (used in) financing activities	1,734	(2,866)
INVESTMENT		
Investment in shares, net		10
Property, plant and equipment	(208)	(224)
Other, net	(84)	(44)
Resources used in investment activities	(292)	(258)
Increase (decrease) in cash and cash equivalents	197	(1,017)
Cash and cash equivalents of divested company		(1)
Cash and cash equivalents at beginning of year	385	1,403
Cash and cash equivalents at end of year	Ps 582	Ps 385

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power

	Contributed capital			Earned surplus						
	Capital stock	Other contributed capital	Total	Retained earnings	Surplus on restatement of capital	Equity in subsidiaries and associated companies	Total	Total majority interest	Minority interest	Total stockholders' equity
Balances at December 31, 2000	Ps 487	Ps 2,507	Ps 2,994	Ps 9,262	Ps 934	(Ps 2,958)	Ps 7,238	Ps 10,232	Ps 2,040	Ps 12,272
Changes in 2001:										
Net income (loss) for the year				148		(2,820)	(2,672)	(2,672)	(11)	(2,683)
Cumulative translation adjustment (Note 2.c)					(18)	(162)	(180)	(180)		(180)
Gain (loss) from holding nonmonetary assets				43	1,559	(2,181)	(579)	(579)	(39)	(618)
Comprehensive income (loss) (Note 2.n)				191	1,541	(5,163)	(3,431)	(3,431)	(50)	(3,481)
Capitalization of additional paid-in capital	2,507	(2,507)								
Effect of restatement on preferred capital stock									(35)	(35)
Balances at December 31, 2001	2,994	-	2,994	9,453	2,475	(8,121)	3,807	6,801	1,955	8,756
Changes in 2002:										
Net loss for the year				(138)		(593)	(731)	(731)	(167)	(898)
Cumulative translation adjustment (Note 2.c)								(108)		(108)
Gain (loss) from holding nonmonetary assets				59	(387)	585	257	365	28	393
Comprehensive loss (Note 2.n)				(79)	(387)	(8)	(474)	(474)	(139)	(613)
Increase in capital stock (Note 10)	2,651		2,651					2,651		2,651
Effect of restatement on preferred capital stock									(43)	(43)
Balances at December 31, 2002 (Note 10)	Ps 5,645	-	Ps 5,645	Ps 9,374	Ps 2,088	(Ps 8,129)	Ps 3,333	Ps 8,978	Ps 1,773	Ps 10,751

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
AT DECEMBER 31, 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power
(except where otherwise indicated)

1. ACTIVITIES OF THE COMPANIES

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is one of the largest steel companies in Mexico and a market leader in each of its major product lines.

HYLSAMEX's activities are carried out through itself and through subsidiary companies of which it owns the majority of the common stock. Its activities are also carried out through associated companies, in whose management it has a significant participation but which it does not control. The principal subsidiaries and associated companies are:

	% ownership at December 31,(a)	
	2002	2001
Hylsa, S. A. de C. V. (HYLSA) and subsidiaries:	100	100
Hylsa Puebla, S. A. de C. V. (Hylsa Puebla) **(b)**	100	100
Hylsa Norte, S. A. de C. V. (Hylsa Norte) **(b)**	100	100
Pegi, S. A. de C. V. (Pegi) **(c)**	52	52
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) and subsidiaries:	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción, S. A. de C. V. (formerly Galvanet, S. A. de C. V.) **(d)**	100	
Hylsa Latin, LLC (Hylsa Latin) and associated companies:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) **(e)**	37	37
CVG Siderúrgica del Orinoco, C. A. (Sidor)	70	70
Express Anáhuac Operadora, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V.	100	100
Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100
Express Anáhuac Servicios, S. A. de C. V.	100	100

(a) % ownership HYLSAMEX has in the holding companies and % ownership that these holding companies have in their subsidiaries and associated companies.

(b) On November 30, 2001, HYLSA's stockholders resolved to spin off certain operations, effective December 31, 2001, for which purpose two new companies were incorporated, Hylsa Puebla and Hylsa Norte. Certain assets, liabilities and stockholders' equity accounts were allocated to the new companies.

(c) On December 17, 2002, the stockholders of Pegi resolved to begin the company's liquidation process. The accompanying financial statements include the effects of this process.

(d) From June 2002 onwards, GALVAK owns the majority of the common shares of Ferropción S. A. de C.V. (formerly Galvanet, S. A. de C.V.).

(e) Amazonia has 70% ownership in Sidor, a Venezuelan company (see Notes 5).

2. BASES FOR PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 2002 purchasing power.

The preparation of the financial information in accordance with accounting principles generally accepted in Mexico requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of inflation on the financial statements were: 102.904, 97.354 and 93.248 at December 31, 2002, 2001 and 2000, respectively (second half of June 2002 = 100).

Following is a summary of the most significant accounting policies:

(a) Cash and cash equivalents

The company classifies as cash and cash equivalents all highly liquid securities with a maturity of three months or less. The company invests its excess cash in deposits with major domestic and international banks.

(b) Inventories and cost of sales (Note 4)

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs of the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

(c) Investment in shares of associated company (Note 5)

The investment in associated company (see **(e)** in Note 1) is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

(d) Property, plant, equipment and depreciation (Note 6)

Property, plant and equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets as determined by the companies.

The net comprehensive financing expense (or income) incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

(e) *Deferred charges*

This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to the deposits of extractable mineral of the mining subsidiaries, costs of development and implementation of integral computer systems, expenses for placement of debt and preoperating expenses, all of which are subject to amortization.

(f) Other asset

This caption comprises an intangible asset related to the pension and retirement plans (see Note 9).

(g) Revenue recognition

The companies recognize their revenues when merchandise is delivered and billed to costumers. The revenues and the accounts receivable are recorded net of allowance for returns and doubtful accounts, respectively.

(h) Transactions in foreign currency and exchange differences (Note 7)

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income.

(i) Estimated liabilities for seniority premiums and pensions plans (Note 9)

The cost of the employee retirement plans (pension, health-care expenses and seniority premiums), both formal and informal, is recognized as an expense of the years in which the services are rendered in accordance with actuarial studies made by independent actuaries.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

(j) Derivative financial instruments

Liabilities arising from derivative financial instruments are stated at fair value and are included in the balance sheet as other liabilities. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in income, except for those arising from financial transactions on HYLSAMEX's own shares, which are recorded directly in stockholders' equity net of deferred income tax.

During the year ended December 31, 2001, the company settled all outstanding operations classified as derivative financial instruments, in the amount of Ps64.

(k) Comprehensive financing income (expense) (Note 11)

This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the company's monthly net monetary assets or liabilities during the year.

(l) Income tax, asset tax and employees' profit sharing (Note 13)

Income tax and employees' profit sharing are recorded under the accounting method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases.

(m) Loss per share

Loss per share is computed on the basis of the weighted average number of common shares outstanding during the year. There are no effects arising from potentially dilutive shares.

(n) Comprehensive loss

The various captions relating to earned surplus for the year are included in the statement of changes in stockholders' equity under the caption "comprehensive loss".

3. BALANCES AND OPERATIONS WITH RELATED PARTIES

The long-term notes payable to ALFA shown in the consolidated balance sheet at December 31, 2002, correspond to corporate services amounting Ps236 (US$22.9 million). They bear interest at a variable rate and are subordinated to the restructured bank debt. In accordance with certain clauses included in the debt-restructuring agreements described in Note 8, HYLSAMEX and its restricted companies will not be able to pay any corporate service liabilities to ALFA before July 1, 2006, in the case of GALVAK, and before March 1, 2009 in the case of HYLSA.

At December 31, 2001, the loans from ALFA derived from a line of credit of Ps387 (US$40 million) established in March 2001 in favor of HYLSA. As a result of the debt-restructuring agreements mentioned in Note 8, this amount was capitalized as described in Note 10.

The consolidated statements of income include operations with related parties of Ps386 and Ps319 for the years ended December 31, 2002 and 2001, respectively. The amounts shown in the balance sheet at such dates result from these operations.

 HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

4. INVENTORIES

Consolidated inventories were analyzed as follows:

	2002	2001
Finished products	Ps 551	Ps 461
Work in process	375	368
Raw materials	804	450
Spare parts, tools and materials	760	824
Estimated replacement cost	Ps 2,490	Ps 2,103

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANY

At December 31, this caption comprised the following:

	2002	2001
Amazonia/Sidor (includes a note receivable from Sidor of Ps554 in 2002 and Ps470 in 2001)	Ps 415	Ps 570
Other investment	42	81
	Ps 457	Ps 651

HYLSAMEX owns directly and indirectly through its subsidiary Hylsa Latin 36.55% of the common stock of Amazonia, which in turn owns 70% of the common stock of Sidor, a Venezuelan company.

The investment in Amazonia is accounted for by the equity method in accordance with generally accepted accounting principles. At December 31, 2001, there were no audited financial statements of Amazonia available so the Company recorded its investment in this associated company based on preliminary information. In 2002 these audited financial statements were obtained, and management determined and recorded a reduction in this investment of Ps378 million, which was charged to 2001 loss.

As a result of the purchase of shares in Sidor in January 1998, Amazonia entered into an agreement to guarantee, with recourse to its shareholders, Sidor's liabilities amounting to approximately US$730 million at December 31, 2002. In the event of noncompliance by Amazonia/ Sidor, HYLSAMEX (parent company) and Hylsa Latin, a subsidiary company, would be liable for an amount of US$26 million and US$237 million, respectively. In connection with the contingency for noncompliance with certain obligations contained in the Sidor's shares purchase agreement, which refer to the obligation to continue with Sidor's operations, an obligation to supply the requirements of the Venezuelan market, make certain capital investments, manage the labor force, as well as the obligation to maintain majority ownership of Sidor, at the date of issuance of the consolidated financial statements these obligations have become invalidated.

The worldwide steel crisis and other adverse circumstances have had a significant impact on the financial position and results of operations of Sidor, a subsidiary of Amazonia. These conditions have led Amazonia and Sidor to be in violation of certain covenants contained in their bank loan agreements.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

At the date of this report, Sidor is in the process of restructuring its debt, and has had formal discussions with its creditors.

In December 2002, employers' and workers' organizations, together with political and civic organizations, began a National Civic Work-stoppage, which continues, seriously affecting many of the country's economic activities. It is not possible to predict when the stoppage will come to an end, or estimate its possible effects on the operations and results of Sidor.

6. PROPERTY, PLANT AND EQUIPMENT

Consolidated property, plant and equipment comprised the following:

	2002	2001
Land	Ps 1,080	Ps 1,115
Depreciable assets	36,254	36,524
Construction in progress and other assets	356	304
	37,690	37,943
Less - Accumulated depreciation	17,986	17,974
Net restated cost	Ps 19,704	Ps 19,969

Depreciation charged to income represented average annual rates of 2.8% in 2002 and 2.9% in 2001.

At December 31, 2002 some subsidiaries of the Company had purchase commitments for machinery and equipment of approximately US$21.6 million, related to expansion and modernization programs for their productive plants.

Liens on fixed assets are referred to in Note 8.

7. FOREIGN CURRENCY POSITION

At December 31, 2002 and 2001, the exchange rates were 10.31 and 9.14 nominal pesos to the U.S. dollar, respectively. At January 27, 2002, date of issuance of the audited financial statements, the exchange rate was 10.77 nominal pesos to the dollar.

Amounts shown below in this note are expressed in millions of U.S. dollars, since this is the currency in which most of the HYLSAMEX's foreign currency transactions are carried out.

At December 31 the companies had the following foreign currency assets and liabilities:

	2002	2001
Monetary assets	US$ 139	US $ 133
Current liabilities	(55)	(409)
Long-term liabilities	(1,109)	(782)
	(1,164)	(1,191)
Foreign short position	(US$ 1,025)	(US $ 1,058)
Nonmonetary assets	US$ 960	US $ 1,058

The nonmonetary assets (inventories, machinery and equipment) mentioned above are those manufactured outside Mexico and are stated at their net restated cost. Nonmonetary assets also include the investment in shares of associated companies.

Following is a summary of the transactions in foreign currency:

	2002	2001
Goods and services		
Exports	US $ 253	US $ 158
Imports	(303)	(206)
Interest expense, net	(77)	(99)
Imports of machinery and equipment	(2)	(1)

8. LONG-TERM DEBT

At December 31, 2001, HYLSAMEX and HYLSA were not in compliance with certain covenants included in some of their loan agreements with banks and other creditors amounting to Ps11,166, of which Ps7,953 were long-term liabilities.

In 2002 the companies successfully concluded a debt-restructuring process covering almost all of their debt, obtaining a more favorable structuring of due dates. The expenses incurred in the debt-restructuring process and the write-off of expenses deferred in connection with the debt extinguished in the restructuring, totaling Ps53, were charged to 2002 loss (see Note 12).

At December 31, the consolidated long-term debt comprised the following:

	2002	2001	Interest rate (*) 2002
Loans in US dollars:			
Eurobonds	Ps 3,094	Ps 2,861	9.92%
Debentures		909	
Commercial paper USCP		483	
Debt portions A and B	5,435		5.39%
Bank loans secured by accounts receivable and by the assets purchased	2,054	822	4.97%
Bank loans secured by export sales		560	
Unsecured bank loans	35	2,773	6.62%
Others	18		3.66%
Loans in Mexican currency:			
Bank loans secured by the assets purchased		33	
Unsecured bank loans		1,806	
Loan contracted in investment units (UDIs)	720	706	8.75%
	11,356	10,953	
Current maturities	(159)	(2,626)	
Long-term debt	Ps11,197	Ps 8,327	

(*) The interest rates shown are the average nominal rates at December 31, 2002.

At December 31, 2002, the long-term maturities of the debt were as follows:

2004	Ps 694
2005	1,588
2006	1,273
2007	3,336
2008 to 2010	4,306
	Ps 11,197

The principal consequences of the debt-restructuring process and the effect on the companies involved were as follows:

HYLSA

1. Bank loans
HYLSA achieved the restructuring of US$785 million of which US$467 million were taken over by ALFA and HYLSAMEX as follows:

- ALFA acquired debt for US$160 million.
- Additionally, ALFA capitalized debt for US$107 million, of which US$25 million were contributed to support HYLSA's liquidity.
- HYLSAMEX replaced HYLSA as debtor of US$193 million, which were subsequently capitalized in HYLSA.

As a result of the restructuring process, bank loans for US$318 million were refinanced in quarterly payments payable from 2004 to 2009.

As part of HYLSA's bank debt restructuring, HYLSA debt amounting to US$19 million was forgiven. The effect of this is included in the consolidated statement of income in the caption "Other expenses, net" (see Note 12).

2. Eurobonds
In July 2002, HYLSA successfully concluded its negotiations with the holders of the bonds placed outside Mexico for US$300 million, which originally matured in 2007 ("2007 Bonds"). HYLSA exchanged US$161 million of its "2007 Bonds" for bonds maturing in 2010, bearing interest at 10.5%. Bonds for US$139 million were not restructured and will mature in 2007 as originally contracted, and will continue bearing interest at 9.25%.

3. Loan contracted in investment units
The restructuring agreement included medium-term promissory notes for Ps706 and the restructuring consisted of (i) capitalization of accumulated unpaid and penalty interest of Ps14 at March 11, 2002, on which date the restructuring was approved by the meeting of medium-term promissory note holders, (ii) a change in the nominal value of the promissory notes to 102.2020 UDI's, (iii) the extension of the due date of approximately US$69.8 million from March 2005 to March 2007, and (iv) acceptance by the company of the commitment to exchange, before January 31, 2004, all its promissory notes for "certificados bursátiles" maturing in 2008.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

4. Resources for liquidity and guaranties

HYLSA obtained a new 30-month revolving facility of US$40 million, of which US$11 million had been used at December 31, 2002. In addition, ALFA made a cash contribution of US$25 million, which was used to pay HYLSA's debt service and to strengthen its working capital. As a result of the aforementioned debt restructuring, HYLSA's total assets were pledged to guarantee its debt.

GALVAK

GALVAK obtained a 5-year credit line of US$140 million, which was used to refinance its debt and to support its working capital expenditures. Accounts receivable and a factoring line of US$10 million were pledged in guarantee.

HYLSAMEX

In July 2002, as mentioned above, HYLSAMEX assumed debt of HYLSA in the amount of US$193 million.

In connection with the aforementioned operations, HYLSAMEX pledged in guarantee its shares in HYLSA and GALVAK, and ALFA pledged its shares in HYLSAMEX.

The current debt agreements contain several covenants for the Company, such as: (i) restrictions on the declaration of dividends and payment of corporate services to ALFA, (ii) the obligation to give information to the creditors about cash flows applications, (iii) limitations on and disclosure of transactions with related parties, (iv) maintenance of financial ratios (if such financial ratios are not complied with, the creditors may require immediate payment of the entire indebtedness), and (v) limitations on mergers, sales of assets to third parties, contracting of additional debt, etc. At December 31, 2002, the Company was in compliance with such covenants and restrictions.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

9. ESTIMATED LIABILITIES FOR SENIORITY PREMIUMS AND PENSION PLANS

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums), both formal and informal, covers all employees and is based primarily on their years of service, their present age and their remuneration at date of retirement.

The formal retirement plans cover approximately 62% of the companies' employees and are congruent with and complementary to the retirement benefits established by the Mexican Social Security Institute. Additionally, HYLSA has established a plan to cover health-care expenses of retired employees.

HYLSA has established irrevocable trust funds for payment of pensions and seniority premiums, as well as for health-care expenses.

Following is a summary of the principal consolidated financial data relative to these obligations:

	2002	2001
Accumulated benefit obligation	Ps 921	Ps 909
Unfunded accumulated benefit obligation	Ps 891	Ps 852
Projected benefit obligation	Ps 1,642	Ps 1,605
Plan assets at market value	(30)	(57)
Unamortized prior service costs (transition liability)	(940)	(1,052)
Unamortized actuarial gains and losses, net	165	230
Unfunded accrued seniority premiums and pension cost	837	726
Additional liability (intangible asset)	296	315
Estimated liability for seniority premiums and pension plans	Ps 1,133	Ps 1,041
Net cost for the year	(Ps 175)	(Ps 196)

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits, as follows:

	2002	2001
Amortization period:		
Transition liability	12 years	13 years
Unamortized actuarial gains and losses	16 years	17 years
Weighted real discount rate	5%	6%
Real estimated return at long-term on plan assets	6%	8%

10. STOCKHOLDERS' EQUITY

At December 31, 2002 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement	Restated amount
Contributed capital:			
Capital stock	Ps 4,975	Ps 670	Ps 5,645
Earned surplus:			
Retained earnings	3,226	6,057	9,283
Deferred income tax	78	13	91
Surplus on restatement of capital		2,095	2,095
Cumulative translation adjustment		(7)	(7)
	3,304	8,158	11,462
Equity in earned surplus of subsidiaries and associated companies:			
Deficit	(4,158)	(513)	(4,671)
Deferred income tax	(344)	(28)	(372)
Deficit on restatement of capital		(2,985)	(2,985)
Cumulative translation adjustment		(101)	(101)
	(4,502)	(3,627)	(8,129)
	(1,198)	4,531	3,333
Total majority interest	3,777	5,201	8,978
Minority interest	410	1,363	1,773
Consolidated stockholders' equity	Ps 4,187	Ps 6,564	Ps 10,751

At December 31, 2002 the subscribed and paid-in capital stock comprised 506,340,463 Series "B" common shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

In June 2002, HYLSAMEX's stockholders resolved to increase its authorized capital stock to Ps3,500 through the issuance of 356,052,899 Series "B" shares, which were offered to current stockholders, third parties and creditors of HYLSAMEX and of its subsidiaries HYLSA and GALVAK. At December 31, 2002, 262,584,369 shares, amounting to Ps2,651 had been subscribed and paid, as shown in the statement of changes in stockholders' equity. If the issue is not totally subscribed and paid by July 25, 2003, the capital stock will be increased just by the amount of the payments made, and the unsubscribed shares will be canceled. At the date of issuance of these financial statements 93,468,530 shares had not yet been subscribed and paid.

In 1996 the stockholders resolved to increase the fixed minimum portion of the capital stock by issuing 43,000,000 Series "B" shares, with the same characteristics as the current

outstanding shares, to be placed in the domestic and foreign markets. At the date of issuance of these financial statements, such placement had not been made and the capital stock increase had not been subscribed or paid in.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the three following years.

The surplus (deficit) on restatement of capital comprises principally the accumulated gain (loss) from holding nonmonetary assets and represents the difference between restating these assets by the specific cost method and restating them based on inflation measured in terms of the NCPI.

11. COMPREHENSIVE FINANCING EXPENSE, NET

This item is analyzed as follows:

	2002	2001
Financial expense	(Ps 1,189)	(Ps 1,556)
Financial income	109	102
Exchange (loss) gain, net	(1,116)	489
Gain on monetary position	593	490
	(Ps 1,603)	(Ps 475)

12. OTHER EXPENSE, NET

The net charge to consolidated income was as follows:

	2002	2001
Write-off of fixed assets, mainly Pegi	(Ps 263)	(Ps 147)
Valuation allowance for investment in Posven, a foreign associated company	(97)	
Loss on sale of shares		(3)
Labor indemnities and other	(33)	(160)
Net effect of the debt-restructuring process	(53)	
Other income (expense), net	9	(32)
	(Ps 437)	(Ps 342)

13. INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

The net credit (charge) to consolidated loss for income tax and asset tax was as follows:

	2002	2001
Income tax:		
Currently payable	(Ps 6)	(Ps 134)
Deferred	549	(93)
Tax on current year's income	543	(227)
Asset tax	(15)	(1,040)
Net credit (charge) to consolidated income	Ps 528	(Ps 1,267)

The reconciliation between the statutory and effective income tax rates is shown below:

	2002	2001
Loss before income tax and employees' profit sharing	(Ps 1,406)	(Ps 1,396)
Equity in loss of associated companies	94	860
	(Ps 1,312)	(Ps 536)
Income tax at statutory rate (35%)	Ps 459	Ps 187
Add (deduct) effect of income tax on:		
Nondeductible expenses	(43)	(12)
Permanent inflation accounting differences	10	(10)
Allowance for tax loss carryforwards not considered recoverable	(161)	(294)
Other permanent differences, net	21	(98)
	286	(227)
Effect of reduction in statutory income tax rate, net **(1)**	257	
Tax on current year's loss	543	(227)
Asset tax credits expired during year	(15)	(1,040)
Total credited (charged) to income	Ps 528	(Ps 1,267)
Effective rate	40.2%	(236.5%)

(1) In accordance with the amendments to the Mexican Income Tax Law effective as from January 1, 2002, the corporate income tax rate was 35% for 2002. However, this rate will be reduced by 1% annually until reaching a 32% rate in the year 2005. This change gave rise to a decrease of Ps257 in the amount of the deferred income tax liability at December 31, 2001, which was credited to 2002 income.

The movement in the deferred income tax liability for the years 2001 and 2002 was as follows:

	Deferred income tax	Recoverable asset tax	Net
Net balance at January 1, 2001	(Ps 3,565)	Ps 1,368	(Ps 2,197)
Effect for the year:			
Income	(93)		(93)
Surplus on restatement of capital	660		660
Asset tax credits expired or deemed not recoverable during year		(1,040)	(1,040)
Asset tax paid, net		225	225
Net balance at December 31, 2001	(2,998)	553	(2,445)
Deferred income tax asset	(197)	(112)	(309)
Deferred income tax liability	(3,195)	441	(2,754)
Effect for the year:			
Income	549		549
Surplus on restatement of capital	(224)		(224)
Asset tax credits expired or deemed not recoverable during year		(15)	(15)
Asset tax paid, net		356	356
Net balance at December 31, 2002	(2,870)	782	(2,088)
Deferred income tax asset	(249)	(168)	(417)
Deferred income tax liability	(Ps 3,119)	Ps 614	(Ps 2,505)

At December 31, the principal temporary differences requiring recognition of deferred income tax were analyzed as follows:

	2002	2001
Inventories	Ps 1,414	Ps 1,057
Property, plant and equipment, net	9,060	7,959
Deferred charges	1,315	1,346
Estimated liabilities	(969)	(778)
Tax loss carryforwards	(1,798)	(971)
Other, net	(52)	(48)
	8,970	8,565
Income tax rate	32%	35%
Deferred income tax, net	Ps 2,870	Ps 2,998

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

14 - SEGMENT INFORMATION AND GEOGRAPHICAL DISTRIBUTION

The Company's management evaluates its operations in just one business segment, steel. However, there are geographical segments as follows:

	Net sales			
	2002	%	2001	%
Location of customers				
Mexico	Ps 10,639	78.9	Ps 10,472	86.0
United States and Canada	2,646	19.6	1,447	11.9
Others	196	1.5	262	2.1
Total consolidated sales	Ps 13,481	100.0	Ps 12,181	100.0

All the Company's production facilities are located in Mexico.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

Executive Team

Alejandro M. Elizondo	Chairman
Felipe Garza	Hylsa´s Flat Products Division
Régulo Salinas	Hylsa's Bar and Rod Division
Luis Garza T.	Galvacer
Raúl Quintero	HYL Technology Division
Mateo Quiroga	Raw Materials Services
Ernesto Ortiz	Finance Planning
J. Antonio Ramírez	Human Resources
Rafael R. Rubio	Economy and Trade

Board of Directors

Chairman	Dionisio Garza Medina
Directors	Gerardo X. Calderón Rojas Alejandro M. Elizondo Barragán Mauricio Fernández Garza Bernardo Garza de la Fuente Armando Garza Sada Eduardo Garza T. Fernández Alfonso González Migoya Leopoldo Marroquín Morales Rafael R. Páez Garza Rafael Rangel Sostmann José de Jesús Valdés Simancas José Vivanco Loza (†)
Secretary	Leopoldo Marroquín Morales Carlos Jiménez Barrera — Alternate
Statutory Auditor	Carlos Arreola Enríquez Rodolfo Sandoval García (†) — Alternate

HYLSAMEX

Munich 101, San Nicolás de los Garza, N.L. C.P. 66452 México
Tel. (52-81) 8865-2828 Fax (52-81) 8865-1304
www.hylsamex.com.mx

For additional information:

Othón Díaz
Tel. 8865-1240 Fax 8331-1885
odiaz@hylsamex.com.mx

Margarita Gutiérrez
Tel. 8865-1224 Fax 8865-2855
mgutierrez@hylsamex.com.mx

Hylsamex S.A. de C.V.
File No. 82-4252

EXHIBIT 3

Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsamex Third Quarter 2002 Earnings Release


HYLSA
MEX

For further information

Margarita Gutiérrez	+(52) 81-8865-1224	mgutierrez@hylsamex.com.mx
Othon Diaz	+(52) 81-8865-1240	odiaz@hylsamex.com.mx
Kevin Kirkeby	(212) 309-1445	kkirkeby@golinharris.com

October 23, 2002

Third Quarter 2002 Earnings Release

The information hereby contains 3Q02 figures presented in constant pesos (Ps) as of September 30, 2002, and in metric tons. For convenience, some figures are translated into dollars (US$) at the average exchange rate of each month.


SEC MAIL PROCESSING
RECEIVED
NOV 17 2003
WASH, DC
SECTION

HIGHLIGHTS

- Hylsamex sold a total of 745,200 tons during the third quarter of 2002, showing increases of 6% from the previous quarter and 21% over the same quarter of last year.
- Shipments to the domestic market remained at similar levels to the previous quarter, but increased 8% from the third quarter of 2001. Higher production versus 3Q01 in flat products explains the positive variation.
- Export shipments amounted to 182,500 tons in 3Q02. Additional demand for the Company's value-added products in this quarter allowed an increase in export sales of 39%.
- Revenues in 3Q02 amounted to US$370 million, up 7% and 17% from 2Q02 and 3Q01, respectively. On a per ton basis, this figure grew from the previous quarter, as average selling prices increased 3% to US$456/ton. Against 3Q01, Hylsamex experienced relevant price increases, but changes in mix and lower other steel revenue prompted overall revenue per ton in 3Q02 to remain flat.
- Costs of goods sold continued improving, reaching 82.7% of total revenue, compared to the 86.3% recorded last quarter. On a per ton basis, Hylsamex posted a 3% quarter-on-quarter decrease, reaching US$410 in 3Q02.
- Hylsamex recorded EBITDA of US$64 million, up 25% from the US$52 million obtained during the previous quarter, and 18% higher than in 3Q01. Improved demand for the Company's products, complemented by an increase in selling prices, explains the increase versus both comparable quarters.
- On July 22, 2002 Hylsa, Hylsamex's largest subsidiary, successfully completed its restructuring process, in which the majority of its debt was restructured.
- Sidor's EBITDA for the period January to September 2002 amounted to US$99 million, increasing 37% from 9M01.

Hylsamex's financial performance continued improving during the third quarter of 2002. Cash flow, measured as EBITDA, totaled US$64 million, increasing 25% from the previous quarter and 18% from the same period of last year. The increase over both quarters was achieved through higher sales volumes, better steel prices, and lower variable costs.

In this quarter, the increase in revenue was driven mainly by additional shipments. Management decided to take advantage of the higher demand for its steel products to increase the utilization rate of Mill #1 at Hylsa's Flat Products Division. With this additional volume, comprised of commodity-type hot rolled band, Hylsamex has been able to increase its total sales volume to serve both domestic and export markets, while at the same time has redirected the output of its Continuous Casting Flat Products Mill to focus on the production of value-added flat products. It is worth noting that although exports increased this quarter, Hylsamex's average export prices have also been on the rise (up 4% from 2Q02 and 9% from 1Q01). Likewise, domestic prices rose 3% from 2Q02, especially in value-added products.


3Q02 Snapshot
800
700
600
500
400
300
200
100
-
1Q 00
2Q 00
3Q 00
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
Tons ('000)
Revenue per ton (US$)
Cash cost per ton (US$)

On July 19, 2002 Hylsamex announced the closing of the restructuring agreement at its subsidiary Hylsa. After the restructuring, Hylsamex's consolidated debt was reduced by 20%, while Hylsa's standalone debt was reduced by 39%. In addition, Galvak obtained new credit facilities totaling US$150 million; which in part were used to refinance US$110 million of preexisting debt with the remainder being used to fund a capacity expansion program comprising all product lines that will be carried out during the next 2 years. All-in-all, Hylsamex's financial condition improved substantially: net debt to EBITDA —quarterly figures, annualized— ratio improved from 6.3x in 2Q02 to 4.2x in 3Q02, and interest coverage ratio from 1.6x to 2.6x as of September 2002. The interest coverage measured by EBITDA to cash interest expense, net (without PIK debt) reached 3.1x. At the same time, the weighted average life of debt improved from 2.8 years to 5.5 years.


Net Debt
(US$ million)
EBITDA
(US$ million)
1,500
1,250
1,000
750
500
250
90
75
60
45
30
15
1Q 00
2Q 00
3Q 00
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
Net Debt / EBITDA*
(Times)
12
10
8
6
4
2
Long - Term Amortizations
(US$ million)
400
350
300
250
200
150
100
50
2002
2003
2004
2005
2006
2007
2008
2009
2010
Before restructuring
After restructuring

Steel Market

Shipments ('000 Tons)

	3Q01	2Q02	3Q02
Total (Exp + Dom)	616	703	745

Hylsamex sold 745,200 tons during the third quarter of 2002, up 6% from the 702,900 tons recorded in the previous quarter and 21% above the 615,600 tons sold in the same quarter a year ago. An 8% increase in flat products (flat, tubular and coated), aided by a 2% rise in long products, prompted the overall 6% increase in shipments versus 2Q02. The increase from 3Q01 was due to 19% more sales of flat products and the sizable increase in long products amounting to 26%.

Shipments to the domestic market continued at high levels, totaling 562,600 tons in 3Q01 as compared to the 571,200 tons sold in 2Q02, but 8% above 3Q01. Against the previous quarter, the slight drop was evident in value-added products, as shipments comprised of hot rolled band and long products increased 3% on average. Likewise, additional demand for commodity products this past quarter drove the increase in sales volume when compared to the same period of 2001. The increase in the sale of commodity flat products resulted from the higher utilization at Mill #1 of the Flat Products Division, which ran at a rate of roughly 400,000 tons per year during 3Q02, as compared to 260,000 in the previous quarter, and 6,000 in 3Q01.

Export shipments for the quarter amounted to 182,500 tons, recording increases of 39% and 92% over the previous and the same quarter of last year, respectively. The export ratio for the quarter was 24.5%, compared to the 18.7% recorded in 2Q02 and 15.4% in 3Q01. Contrary to the trend exhibited in the domestic market, approximately 60% of the increase in export shipments over 2Q02 consisted of value-added products. The increase resulted from the shift to higher commodity output from Mill#1 that allowed for a higher value product mix at its Continuous Casting Mill (Mill #2). This permitted the company to serve the added demand for value-added ultra-thin hot band from Hylsamex's international customers. In the comparison to 3Q01, one half of the variation in shipments consisted of value-added products.

Cumulatively, Hylsamex sold 2,071,400 tons in 2002, up 20% from the 1,727,800 tons sold in the period January-September 2001. According to preliminary data from CANACERO for the period January-August 2002, domestic demand for finished products has increased 10% with respect to the same period last year. Hylsamex's shipments to the domestic market amounted to 1,668,200 tons in the first nine months of 2002, rising 13%, from 2001 due to increases experienced across the board. On the other hand, additional demand for steel products in international markets, especially for value-added products, prompted an increase in the Company's export shipments. Cumulatively, export sales totaled 403,200 tons in 2002, representing an increase of 61% over the same period last year.

Revenue

Hylsamex's revenue for the third quarter of 2002 amounted to Ps.3,678 million (US$370 million), up 11% from the Ps.3,327 million (US$345 million) recorded in 2Q02 and 19% above the Ps.3,079 million (US$316 million) obtained in the same quarter of last year. The increase in revenue generation from the previous quarter was accomplished through 6% additional shipments and a 4% improvement in revenue per ton measured in pesos (Ps.4,733 in 2Q02 vs. 4,936 in 3Q02) due to better prices across the board. Against the same quarter of 2001, the boost in revenues was completely achieved through the 21% growth in sales volume, given that revenue per ton in constant pesos was still 1% below (Ps.5,002 in 3Q01, vs. Ps.4,936 in 3Q02) due to changes in mix despite relevant increases in flat products.

Export revenue in 3Q02 amounted to US$89 million, up 41% from the US$63 million obtained in the previous quarter and also 90% above the US$47 million recorded in 3Q02. Value-added sales represented 74% of export revenues in this quarter, compared to the 75% achieved in the previous quarter and the 87% posted in the same period of the previous year.



Revenue
(US$ million)
284
308
316
304
290
345
370
11%
8%
81%
12%
9%
79%
11%
6%
9%
74%
11%
9%
80%
10%
10%
80%
15%
8%
77%
17%
8%
75%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
Cash cost
SG&A
Gas Hedge
EBITDA

In dollars, revenue per ton was constrained by the 2.1% depreciation of the peso over the quarter. As a result, this figure increased only 1%, from US$491/ton in 2Q02 to US$496/ton in 3Q02. In this comparison, weighted average prices rose 3% or US$13/ton –from US$443/ton in the previous quarter to US$456/ton in this quarter– with average domestic and export prices increasing 3% and 4%, respectively, while other steel-related revenue decreased 15% or US$7/ton. Year-over-year, revenue per ton declined 8% as a result of a US$17/ton decrease in steel-related revenue, given that average prices remained similar although with relevant price improvements in all flat products categories.

Cumulative sales revenue in 2002 amounted to Ps.9,728 million (US$1,005 million), increasing 8% from the Ps.9,045 million (US$907 million) recorded in the same period of 2001. The growth in revenue resulting from the 20% increase in shipments was in part offset by a 13% decrease in other-steel related revenue. Notwithstanding, value-added products in the revenue mix improved from 62% in the nine months ended September 2001 to 64% in the same period of 2002. Dollar revenue per ton for the period January-September 2002 reached US$485/ton, down 8% from the US$525/ton recorded in 2001. Average prices receded 5%, with decreases in domestic as well as in export prices. Part of this decrease was due to a higher availability of commodity products so far this year, although sold at higher prices.

SHIPMENTS & REVENUE ('000 TONS AND PS MILLION)	3Q02		2Q02		3Q01		9M02		9M01	
	Tons	Ps	Tons	Ps	Tons	Ps	Tons	Ps	Tons	Ps
Flat Products	330	2,091	344	2,011	332	1,091	978	5,723	926	5,540
Long Products	233	718	227	648	189	575	691	1,995	552	1,810
Other		-23		55		143		86		372
Domestic Market	**563**	**2,786**	**571**	**2,714**	**521**	**2,619**	**1,669**	**7,804**	**1,478**	**7,722**
Flat Products	171	847	120	562	90	443	373	1,800	238	1,216
Long Products	11	20	12	34	5	13	30	72	12	35
Other		25		17		4		52		72
Export Market	**182**	**892**	**132**	**613**	**95**	**460**	**403**	**1,924**	**250**	**1,323**
Total	**745**	**3,678**	**703**	**3,327**	**616**	**3,079**	**2,072**	**9,728**	**1,728**	**9,045**

Cost of goods sold in 3Q02 amounted to Ps.3,042 million (US$306 million), increasing 6% from the Ps.2,867 million (US$297 million) posted in the previous quarter and 19% above the Ps.2,559 million (US$262 million) accounted for in the same quarter of last year. The quarterly cost differential was mostly attributed to the rise in sales volume. Recalling that in 3Q01 management decided to unwind a natural gas hedge generating profit of Ps.193 million (US$20 million) and applying it as an extraordinary cost reduction item, the year-over-year variation in cost of goods sold amounts to 11%.

On a per ton basis, cost in dollars amounted to US$410, US$13/ton or 3% lower than the US$423 recorded in 2Q02. In this comparison, Hylsamex benefited from a 2% decrease in variable costs per ton due to higher cost efficiency and a 6% reduction in fixed costs per ton due to a better spread across the higher level of shipments. In same quarter of 2001, COGS per ton amounted to US$426/ton including the extraordinary cost reduction item equivalent to US$32/ton. Without taking into account the latter item, COGS in 3Q01 would have resulted in a per ton figure of US$458, implying that the drop in costs in this quarter versus a year ago was US$48/ton, comprised of a US$27/ton decrease in variable costs and a US$21/ton drop in fixed costs per ton partly due to a higher sales volume this quarter.


Main Variable Inputs
Quarterly Prices
US$/ton
5.00
4.00
3.00
2.00
200
175
150
125
100
75
50
(US¢/KWh)
(US$/MMBtu)
1Q 00 2Q 00 3Q 00 4Q 00 1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02
1Q 00 2Q 00 3Q 00 4Q 00 1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02
Electricity
Natural Gas
DRI
Domestic Scrap
Imported Scrap

Energy: Natural gas prices in the south of Texas, used as a reference, decreased 6% during 3Q02, and Hylsamex's average gas cost declined 3% quarter-on-quarter. Approximately 56% of natural gas consumption during the period was tied to the fixed contract with Pemex (US$4.00/MMBTu, south of Texas), while the rest was bought in the spot market. Aside from the Pemex contract, the Company has hedged the remainder of its gas requirements for the period September-December 2002 at US$3.06/MMBTu, Texas prices. With respect to electricity, a 7% increase was observed during the quarter mainly due to higher fossil fuel prices following an increase in oil prices.

Metallic Charge: The weighted average cost of the metallic charge in 3Q02 increased 2% from the previous quarter and 5% from 3Q01. The viability of Direct Reduced Iron (DRI) relies not only on the cost of natural gas, but also on the price of alternate metallic inputs. As depicted in the graph above, steel scrap prices have increased following international steel prices, and DRI has shown a less volatile behavior, thus increasing the competitiveness of in-house produced DRI. The metallic charge for the period included 58% DRI and 1% of both HBI and pig iron, while the rest consisted of steel scrap whether domestic, imported or internally generated.

As of September 30, 2002, cost of goods sold amounted to Ps.8,390 million (US$868 million), up 5% from the Ps.7,956 million (US$797 million) obtained in the same period of last year. In dollars, variable costs increased only 5% from 9M01 despite the 20% growth in sales volume, mainly due to lower variable input costs on average and to management's continuous cost-cutting strategies. On the other hand, fixed costs increased throughout the period as a result of the restart of Las Encinas mining complex and to the higher activity levels at the Flat Products Division. COGS per ton, in dollars, amounted to US$419, 9% less than the US$461 recorded in the first nine months of 2001. Out of the

US$42/ton decrease, US$39/ton was due to lower average production input costs and to a higher cost efficiency and US$14 to a better spreading of fixed costs. The extraordinary cost reduction item amounted to US$11/ton.

OPERATING EXPENSES

Operating expenses for the third quarter of 2002 totaled Ps.295 million (US$30 million), 6% above the Ps.278 million (US$29 million) obtained in the previous quarter and also 3% higher than the Ps.285 million (US$29 million) obtained in the same period of 2001. The operating expenses-to-sales ratio in 3Q02 was 8.0%, lower than the 8.4% and the 9.3% registered in 2Q02 and in 3Q01, respectively.

For the period ended September 30, 2002, SG&A amounted to Ps.840 million (US$87 million), up 5% from the Ps.803 million (US$81 million) recorded in the same period of 2001. As in the quarterly comparison, the increase in SG&A was due to the 20% increase in shipments and the associated freight and sales expenses. Operating expenses-to-sales ratio in 9M02 was 8.6%, lower than the 8.9% obtained last year.

OPERATING CASH FLOW


EBITDA per Ton
(US$)
120
100
80
60
40
20
0
Natural Gas Hedge
1Q 00
2Q 00
3Q 00
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02

EBITDA in the quarter amounted to Ps.640 million (US$64 million), increasing 28% from the Ps.500 million (US$52 million) accounted for in the previous quarter, and also 20% above the Ps.533 million (US$55 million) recorded in 3Q01. The increase in volume sold during 3Q02, complemented by lower costs per ton and higher steel prices, led to the increase versus the previous quarter. On the other hand, the increase versus the same quarter of last year was due to an increase in shipments and a reduction in cost of goods sold, as weighted average prices in 3Q02 are still below 3Q01 due to a change in mix. EBITDA margin in 3Q02 was 17.4%, rising from the 15.0% obtained in 2Q02, and from the 17.3% recorded in the same period of the previous year (11.0% without the extraordinary cost reduction item in 3Q01). It is worth noting that the EBITDA margin in this quarter is the highest in the past eight quarters.

Up to date, operating cash flow amounts to Ps.1,419 million (US$146 million), 18% above the EBITDA of Ps.1,202 million (US$121 million, out of which US$20 million were proceeds from the unwinding of the natural gas hedge) recorded as of September 2001. The EBITDA margin grew from 13.4% (11.2% without the aforementioned extraordinary cost reduction), to 14.5% in 9M02.

EBITDA VARIATION (US$ MILLION)				
	EBITDA 2Q02	52		
	EBITDA 3Q01		55	
	EBITDA 9M01			121
	Sales volume	9	28	74
	Steel prices and mix	4	-12	-83
	Variable costs	3	20	81
	Fixed costs	-3	-6	-21
	Extraordinary cost reduction	-	-20	-20
	Operating expenses	-1	-1	-6
=	EBITDA 3Q02	64	64	
=	EBITDA 9M02			146

COMPREHENSIVE FINANCIAL RESULT

The comprehensive financial result in the third quarter of 2002 was a net loss of Ps.272 million (US$28 million), compared to the net loss of Ps.1,121 million (US$115 million) obtained during the previous quarter and the loss of Ps.725 million (US$74 million) registered in 3Q01. Financial losses in the quarter resulted from the 2.1% depreciation of the Peso that generated foreign exchange losses that, coupled with the financial expenses for the period, led to a net financial cost.

In 9M02, Hylsamex registered a net financial cost of Ps.1,342 million, (US$138 million), compared to the financial cost of Ps.650 million (US$66 million) obtained in the same period of 2001. The difference between both periods related mainly to the peso valuation, which went from a 0.5% average appreciation in 9M01 to a depreciation of 11.2% in 9M02.

COMPREHENSIVE FINANCIAL RESULT (PS MILLION)	3Q02	2Q02	3Q01	9M02	9M01
Financial income	26	25	26	81	87
Financial expenses	-263	-346	-374	-898	-1,193
Financial expenses, net	-237	-321	-348	-817	-1,106
FX gain (loss)	-190	-943	-531	-980	11
Monetary position	155	143	154	455	445
Comprehensive Financial Result	-272	-1,121	-725	-1,342	-650
Macroeconomic Variables					
Period-end Ps/US$ exchange rate	10.17	9.96	9.55	10.17	9.55
Peso appreciation (devaluation)	-2.06%	-10.39%	-5.11%	-11.21%	0.47%
Domestic inflation	1.34%	1.25%	1.28%	3.99%	3.45%
Annualized cost of debt	7.31%	7.88%	8.76%	7.70%	8.88%

CONSOLIDATED NET EARNINGS

Consolidated net results in the third quarter of 2002 amounted to a loss of Ps.25 million (US$3 million) compared to the Ps.440 million (US$46 million) net loss recorded in the previous quarter and the Ps.440 million (US$45 million) loss obtained in the same quarter last year. The accumulated consolidated net result for the nine months ended September 30, 2002 amounted to a loss of Ps.738 million (US$78 million), compared to the net loss of Ps.690 million (US$69 million) recorded in the comparable period of 2001.

NET INCOME (LOSS) INTEGRATION (PS. MILLION)	3Q02	9M02
Operating income	341	498
Integral financial result	-272	-1,342
Other expense, net	-100	-167
Income tax and profit sharing	13	642
Equity in loss of associated company	-408	-369
Reserve for loss in investment in associated company	401	
Consolidated Net Loss in 3Q02	-25	
Consolidated Net Loss in 9M02		-738

NET DEBT

Hylsamex recorded net debt of US$1,073 million as of September 30, 2002, US$219 million below the US$1,292 million posted as of June 30 this year, before the completion of Hylsa and Hylsamex's restructuring process. The table below depicts the change in debt.

NET DEBT VARIATION (US$ MILLION)	
Debt Outstanding as of June 30, 2002	**1,330**
Effects of Restructuring	-279
Bank Debt Capitalization	-7
EBITDA Generation	-64
Working Capital Requirement	64
Interest Payment	55
Taxes	8
Capital Expenditures	8
Change in Cash Balance	35
Other	-4
Debt Outstanding as of September 30, 2002	1,146
Less Cash Balance	73
= Net Debt as of September 30, 2002	1,073

- **Effects of Restructuring.** The net effect on Hylsamex's balance sheet after the closing of Hylsa's restructuring process amounted to a debt reduction equivalent to US$279 million mainly due to:
  - A US$92 million of capitalized loans with Alfa—including interests— generated in 2001 and early 2002
  - US$160 million of Hylsa's bank debt, purchased by Alfa at a discount
  - US$25 million liquidity facility provided by Alfa
  - Bank capitalization of US$7 million

- **Working Capital.** The increase in working capital this quarter was due to the following.
  - **Increase in the level of inventories.** Prior to the closing of the restructuring, inventories were kept below optimal levels due to liquidity constraints. The Company replenished its inventories through the increased production activity. Likewise, a maintenance shutdown was scheduled at one of the Direct Reduction Facilities in Monterrey (3M DRI plant) in

October that will last 21 days. Accordingly, the Company increased the level of raw material inventories, particularly scrap, in order to sustain production at its facilities.

- **Effects of the restructuring agreement in NWC.** According to the restructuring agreement, management fees will be recognized as a Subordinated Debt. In quarters prior to the closing of the restructuring, this item was recognized as an account payable; however, during this quarter, the shift from payables to subordinated debt resulted in a net working capital requirement. Also, minor debts were capitalized.
- **Increase in accounts receivable.** Higher accounts receivable balances follow the increase in volume sales, but there was no change to DSO.
- **Reduction in suppliers and accounts payable.** Additional liquidity this quarter following the restructuring agreement and the higher cash flow generation allowed the Company to reduce this item.

- **Interest.** Total interest payment this quarter of US$55 million included a single payment of US$37 million paid by Hylsa upon closing of its restructuring.

Liquidity

Hylsamex ended the third quarter of 2002 with a cash balance of US$73 million compared to the US$38 million recorded as of June 2002. The increase in cash on hand at Hylsamex is observed at its subsidiary Galvak, whose cash position includes additional cash from the US$150 million new credit facilities used to refinance US$110 million of preexisting debt and to fund CAPEX requirements. The US$25 million liquidity facility provided by Alfa, as stated in Hylsa's restructuring contract, was fully drawn as of July 26, 2002, when Hylsa paid the accrued and unpaid interest on both bank debt and Bonds. As of September 30, 2000, Hylsa, S.A. de C.V., Hylsamex's largest subsidiary, used US$26 million out of the US$40 million in its 30-month revolving facility provided by the participating banks.

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Information regarding Sidor or Amazonia contained in this report is based upon preliminary figures. As detailed below, Sidor and Amazonia's financial situation are subject to change as a result of the ongoing restructuring process, which could result in potentially unfavorable adjustments.

During 3Q02, Hylsamex recorded a loss of Ps.408 million (US$40 million). This amount can be broken down as follows:

EQUITY IN INCOME FROM ASSOCIATED CO. (US$ Million)	Hylsamex Quarterly (36.55% from Amazonia)			January-September 2002	
	1Q02	2Q02	3Q02	Hylsamex	Amazonia
Net earnings (loss) at Amazonia	-13	6	-4	-12	-32
Impairment allowance	-	-	-39	-39	-107
Results in Associated Co.	-13	6	-43	-51	-139
Monetary gains (Bulletin B-15)	-	11	3	14	
Equity in income of Associated Co.	-13	17	-40	-37	
Reserve	-43	-	43	-	
Net Effect in Hylsamex's results	-56	17	3	-37	

The net loss for 3Q02 resulted mainly from the recognition of an impairment allowance of US$107 million based on a study of the fair value of its investment in Sidor on a discounted cash flow basis. From the total amount, Hylsamex recognized US$39 million, as per its share ownership in Amazonia.

After the allowance was made by Amazonia and recognized by Hylsamex through the equity method, the US$43 million reserve created by Hylsamex during 1Q02, which had the same purpose, was no longer needed. Therefore, an extraordinary item of such amount was credited to the income statement, reversing the charge made during 1Q02.

Sales volume in this quarter amounted to 906,900 tons, up 7% from the 851,500 tons sold during the previous quarter and 13% from 3Q01. Shipments to the Venezuelan market increased 13% quarter-on-quarter, but decreased 6% when compared to a year ago. The export ratio in this quarter was 71% as compared to the 73% recorded in 2Q02 and the 65% obtained in 3Q01. Cumulative sales volume totaled 2,575,700 tons, increasing 21% over the same period of year 2001. In this comparison, shipments to the domestic market decreased 21% while export shipments increased 53%. Export ratio in 9M02 amounted to 71% compared to the 56% recorded in 9M01.

Sidor's revenue in the quarter amounted to US$268 million, 23% above the US$217 million registered during the previous quarter, and also 22% higher than the US$220 million recorded in the same quarter of 2001. Weighted average price in 3Q02 amounted to US$296/ton, up 15% from 2Q02, with a relevant 21% increase in export prices. Cumulatively, Sidor's revenue increased 11%, from US$612 million in 9M01 to US$683 million in 9M02 as a result of the increase in shipments, given that the weighted average price decreased 8% in the period due to lower domestic prices, as export prices rose 6%.

EBITDA for the nine months ended September 30, 2002 amounted to US$99 million, 37% higher than the US$72 million recorded as of September 2001.

As of the date of this report, Hylsamex, S. A. de C.V. (the holding company) has additional exposure with respect to Sidor in the amount of US$26 million in guarantees for the payment of Sidor's indebtedness to the *Fondo de Inversiones de Venezuela*. In addition, it has an additional exposure of US$26 million related to its share in a performance bond for certain contractual obligations under the Sidor acquisition agreement. HylsaLatin has additional exposure for US$235 million in guarantees for the payment of Sidor's indebtedness to Fondo de Inversiones de Venezuela. Hylsa, S.A. de C.V., Hylsamex' steelmaking subsidiary, has no contingent liabilities related to Sidor or Amazonia. Hylsamex's investment in Amazonia, including convertible loans, amounts to US$51 million (Ps.517 million) at September 30, 2002.

SIDOR'S SHIPMENTS ('000 TONS)	3Q02	2Q02	3Q01	9M02	9M01
Flat Products	188	148	198	501	660
Long Products	73	83	81	241	280
Domestic Market	**261**	**231**	**279**	**742**	**941**
Flat Products	528	465	361	1,372	849
Long Products	118	156	160	462	346
Export Market	**645**	**620**	**521**	**1,834**	**1,195**
Total	**907**	**852**	**800**	**2,576**	**2,136**

Selected Financial Information

Million pesos as of September 2002

Income Statement	3Q 2002	2Q 2002	3Q 2001	9M 2002	9M 2001
Sales Revenue	3,678	3,327	3,079	9,728	9,045
Gross Profit	636	460	520	1,338	1,089
Operating Profit	341	181	235	498	286
CFR	(272)	(1,120)	(725)	(1,342)	(650)
Other expenses, net	(100)	(31)	(48)	(167)	(242)
Consolidated Net Earnings	(25)	(440)	(440)	(738)	(690)
Majority Net Earnings	(20)	(427)	(436)	(743)	(700)

Balance Sheet	Sep 2002	Jun 2002	Sep 2001
Current Assets	5,887	4,906	4,746
Non-Current Assets	22,677	22,817	24,435
Total Assets	28,564	27,723	29,181
Current Liabilities	2,524	8,358	6,058
Non-Current Liabilities	14,911	10,732	12,251
Total Liabilities	17,435	19,090	18,309
Stockholders Equity	11,129	8,633	10,872
Majority Interest	9,206	6,683	8,897

Operative and Financial Indicators

Income Statement	3Q 2002	2Q 2002	3Q 2001	9M 2002	9M 2001
Shipments ('000 tons)	745	703	616	2,072	1,728
Exports (%)	24.2	18.4	15.0	19.7	14.6
Revenue/Ton (Ps)	4,936	4,733	5,002	4,697	5,236
Cash Cost/Ton	3,681	3,626	3,672	3,606	4,075
Gross Margin (%)	17.3	13.8	16.9	13.7	12.0
Operating Margin (%)	9.3	5.4	7.6	5.1	3.2
EBITDA Margin (%)	17.4	15.0	17.3	14.6	13.3
Earnings per ADS*	(0.24)	(10.51)	(10.73)	(8.80)	(17.15)

Balance Sheet	Sep 2002	Jun 2002	Sep 2001
Debt, net (Ps million)	10,905	13,040	13,214
Debt, net (US$ million)	1,073	1,292	1,317
Debt, net to Equity	0.98	1.51	1.22
Current Ratio	2.33	0.59	0.78
B. Value/ADS	109.09	164.46	219.00
Interest Coverage†			
Year-to-date	1.52	1.31	1.11
Quarterly	2.70	1.57	1.53

*2Q02 and 3Q01 based on 40.606 million ADS & majority net income. 3Q02 based on 84.390 million ADS & majority net income
Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) /(Financial Expenses, net)

†† Based on stock price at the end of each quarter: Ps.6.9 at Sep/30/02, Ps.9.3 at Jun/30/02 and Ps.3.8 at Sep/30/01

Consolidated Balance Sheet

At September 30, 2002, with comparative figures for 2001
Million pesos as of September 2002

ASSETS	2002	2001
Current Assets:		
Cash and temporary investments	$ 743	$ 529
Trade accounts receivable	2,066	1,437
Other accounts receivable	685	570
Inventories	2,393	2,210
Total current assets	5,887	4,746
Investment in shares of Associated Company	597	1,295
Property, Plant and Equipment	19,763	20,473
Deferred Charges	1,627	1,799
Deferred Tax	399	576
Other Asset	291	292
TOTAL ASSETS	$28,564	$29,181

LIABILITIES & EQUITY	2002	2001
Current Liabilities:		
Current portion of long term debt	$ 68	$ 2,040
Short-term affiliated Co.		206
Bank loans		1,720
Accrued interest payable	42	65
Accounts payable and accrued expenses	2,414	2,027
Total current liabilities	**2,524**	**6,058**
Long-Term Liabilities:		
Long-term debt	11,266	9,403
Long-term affiliated Co	193	
Deferred taxes	2,316	1,878
Estimated liabilities for seniority premiums and pension plan	1,136	970
Total long-term liabilities	**14,911**	**12,251**
TOTAL LIABILITIES	**17,435**	**18,309**
Stockholders' Equity:		
Nominal capital stock	4,975	2,394
Restatement of capital stock	578	552
	5,553	2,946
Other contributed capital		
Contributed capital	5,553	2,946
Earned surplus	3,653	5,951
Total majority interest	9,206	8,897
Minority interest	1,923	1,975
TOTAL STOCKHOLDERS' EQUITY	**11,129**	**10,872**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$28,564**	**$29,181**
Majority interest per share	18.1815	36.4988
Majority interest per ADS/GDS	109.0889	218.9928

Consolidated Statement of Income

For the Period Ended September 30, 2002, with comparative figures for 2001
Million pesos as of September 2002

	2002	2001
Net sales	$ 9,728	$ 9,045
Cost of sales	(8,390)	(7,956)
Gross profit	1,338	1,089
Operating expenses	(840)	(803)
Operating income	498	286
Comprehensive financing (expenses) income, net	(1,342)	(650)
Other expenses, net	(167)	(242)
Income (loss) before the following provisions	(1,011)	(606)
Provisions for income tax, assets tax and deferred tax	659	136
Employees' profit sharing	(17)	(3)
Income (loss) before extraordinary items	(369)	(473)
Extraordinary item – income tax reduction and asset tax credit		
Income (loss) before equity in associated company	(369)	(473)
Reserve for loss in investment in associated companies		
Equity in income (loss) of associated company	(369)	(217)
Consolidated net income (loss)	(738)	(690)
Net (income) loss corresponding to minority interest	(5)	(10)
Net income (loss) corresponding to majority interest	($ 743)	($ 700)
Net majority income (loss) per share	(1.4657)	(2.8584)
Net majority income (loss) per ADS/GDS	(8.7941)	(17.1504)

Consolidated Statement of Changes in the Financial Position

For the Period Ended September 30, 2002, with comparative figures for 2001
Million pesos as of June 2002

	2002	2001
Operations:		
Income before extraordinary items	($ 738)	($ 690)
Items not affecting resources:		
Depreciation and amortization	922	915
Equity in income (loss) of associated company	369	217
Deferred taxes	(688)	(230)
Other, net	33	299
	(102)	511
Changes in working capital other than financing:		
Accounts receivable	(643)	(96)
Inventories	(405)	576
Accounts payable and accrued expenses	(185)	240
	(1,233)	720
Resources provided by operations	(1,335)	1,231
Financing:		
Loans received	9,796	407
Repayment of loans	(10,497)	(2,158)
Increase in capital stock	2,577	(27)
Loss from options on own shares		(63)
Resources provided by financing activities	1,877	(1,841)
Investment:		
Investment in shares, net		
Property, plant and equipment, net	5	(28)
Deferred charges and other assets	(184)	(214)
Resources used in investment activities	(179)	(242)
Decrease (increase) in cash and temporary investments	363	(852)
Cash and temporary investment at the beginning of the period	380	1,381
Cash and temporary investment at the end of the period	$ 743	$ 529

EXHIBIT 4

Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsamex Fourth Quarter 2002 Earnings Release

HYLSA MEX

For further information

Margarita Gutiérrez	+(52) 81-8865-1224	mgutierrez@hylsamex.com.mx
Othon Diaz	+(52) 81-8865-1240	odiaz@hylsamex.com.mx
Kevin Kirkeby	(212) 309-1445	kkirkeby@golinharris.com

January 29, 2003

Fourth Quarter 2002 Earnings Release

The information hereby contains 4Q02 and full-year 2002 non-audited figures, presented in constant pesos (Ps) as of December 31, 2002, and in metric tons. For convenience, some figures are translated into dollars (US$) at the average exchange rate of each month.

HIGHLIGHTS

- Hylsamex sold 705,900 tons in 4Q02, 5% less than the 745,200 tons sold in 3Q02 and posted a relevant 15% increase from the 615,700 tons sold in 4Q01. In full year 2002, shipments grew 19%, with flat products increasing 14% while long products rose 27%.
- Shipments to the domestic market amounted to 527,200 tons, down 6% and 3% from 3Q02 and 4Q01, respectively. The quarterly differential was due to fewer shipments of flat products to specific market sectors. Year-over-year, domestic sales increased 9%.
- Export shipments in the quarter totaled 178,700 tons, 2% less than exports in the previous quarter, but 144% year-over-year. Sales of flat products to international markets continue noticeable. In 2002, export shipments grew 80% with respect to full year 2001.
- Revenue amounted to US$351 million in 4Q02, down 5% from the previous quarter as a result of a decrease in shipments, but increased 16% from 4Q01. On a per ton basis, revenue in this quarter amounted to US$497/ton, similar to the US$496/ton obtained last quarter and 1% above 4Q01.
- Costs of goods sold per ton in 4Q02 amounted to US$426/ton, 4% above cost in 3Q02 due to minor increases in variable cost and a higher fixed cost per ton, but is 5% below 4Q01, reflecting cost improvements resulting from cost cutting efforts carried out during the year. In full year 2002, Hylsamex posted a cost per ton decrease of 8% as compared to 2001.
- Hylsamex recorded EBITDA of US$51 million in 4Q02, down 20% form the US$64 million obtained in the previous quarter, but 50% above the US$34 million recorded a year ago. For the 12 months ended December 2002, EBITDA amounted to US$197 million, 27% above the US$155 million recorded in 2001.
- Sidor's EBITDA for the period January-December 2002 amounted to US$141 million, up 151% from the US$56 million generated during full year 2001.

Hylsamex generated US$51 million of EBITDA during the fourth quarter of 2002, down 20% from the US$64 million recorded during the previous quarter and 50% above the US$34 million obtained in the fourth quarter of 2001. The drop of US$13 million from 3Q02 was mostly due to a decrease in sales volume and to a slight increase in some variable cost inputs, as prices in the quarter remained stable. Against a year ago, the growth in EBITDA was accomplished through additional shipments and a 529 bps improvement in gross margin –from 9.07% in 4Q01 to 14.36% in 4Q02. Cash generation for full year 2002 amounted to US$197 million, up 27% from the US$155 million recorded during 2001.


Flat Products* Market in Mexico
(Millions of metric tons per year)
6.0
5.0
4.0
3.0
2.0
1.0
-
1997
1998
1999
2000
2001
2002
Imports
Production
Demand
* Hot and cold rolled steel

During late 2002, steel demand in Mexico experienced a contraction from the levels observed earlier in the year. According to preliminary data from CANACERO, up to September the demand was growing at a two-digit pace, but given the drop in consumption during the last quarter of the year, the growth for the entire year changed to 8% in flat products and 9% in long products (measured from November 2001 to November 2002). The growth was accomplished as the Mexican economy showed some dynamism during the year.

After the completion of the Company's restructuring, announced on July 19, 2002 Hylsamex's financial condition has continued to improve. Net debt-to-LTM EBITDA ratio improved from 6.0x in 3Q02 to 5.5x in 4Q02, and interest coverage ratio from 1.1x prior to the restructuring to 2.0x as of December 2002. The weighted average cost of debt stands at 7.01%, and the average life of the debt at 4.7 years.


Net Debt / EBITDA
(Times)
EBITDA / Interests
(Times)
12.0
10.0
8.0
6.0
4.0
2.0
-
3.0
2.5
2.0
1.5
1.0
0.5
-
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
LTM EBITDA / LTM Interests, net
LTM EBITDA / Interests, net, after restructuring
Net Debt
(US$ million)
EBITDA LTM
(US$ million)
1,500
1,250
1,000
750
500
250
-
300
250
200
150
100
50
-
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02

STEEL MARKET


Shipments
('000 Tons)
745
706
616
Exp
Dom
4Q01 3Q02 4Q02

During the fourth quarter of 2002, Hylsamex sold 705,900 tons of steel products, a level 5% below the 745,200 recorded in the previous quarter, but 15% above the 615,700 tons sold in the fourth quarter of 2001. Overall, the negative change against 3Q02 was entirely related to a decrease in the sale of flat products to the domestic market, as export sales continued at high levels.

Domestic sales for the quarter amounted to 527,200 tons, representing a decrease of 6% from the 562,600 tons sold in 3Q02. In this comparison, the majority of the decrease was related to flat products, particularity to fewer sales of commodity hot rolled band due to a build up of customers' inventories in previous quarters and some opportunistic import inroads to different market sectors such as light structural profiles and service centers. The decrease in flat products was partially compensated by an increase in the sale of billet and tubular products. Against the volume of 542,500 tons sold during the fourth quarter of last year, a decrease of 3% was observed in 4Q02 due to the drop in flat products given a slight increase the sale of billet and wire rod.

Export sales continued at high levels. Hylsamex sold 178,700 tons in 4Q02, only 2% less than the 182,500 tons sold during the previous quarter. Value-added sales from the Flat Products Division continued increasing, reaching a total of 72% of its export volume, as compared to 54% recorded in the previous quarter. Against the same quarter of last year, when 73,200 tons were sold to international markets, the 144% or 105,500-ton growth in exports this quarter was due to an increase in flat, tubular and coated products. Export ratio in 4Q02 amounted to 25.3%, similar to the 24.5% posted during the previous quarter and higher than the 11.9% obtained in 4Q01.

During the twelve months ended December 31, 2002, Hylsamex's sales volume amounted to 2,777,400 tons, increasing 19% from the 2,343,500 tons sold during year 2001. In connection with the growth exhibited in Mexican demand during the past twelve months, Hylsamex increased its domestic sales by 9%, to 2,195,600 tons, especially in billet and wire rod, given that flat products remained similar. The export ratio amounted to 20.9% compared to the 13.8% recorded last year. Exports of flat products throughout 2002 grew markedly.

REVENUE

Sales revenue for 4Q02 amounted to Ps.3,592 million (US$351 million), down 4% from the Ps.3,739 million (US$370 million) obtained in 3Q02, and 20% above the Ps.2,987 million (US$304 million) recorded a year ago. Against the previous quarter, the decrease was attributed to the 5% drop in shipments, as revenue per ton, in pesos, grew 1% (Ps.5,018 in 3Q02 vs. Ps.5,088 in 4Q02) given price increases in long products and a positive change in sales mix, which included 67% of value-added sales, compared to the 63% recorded in 3Q02. The 20% growth in revenue versus 4Q01 was accomplished through a 15% increase in shipments plus a 5% improvement in peso prices (Ps.4,851 in 4Q01 vs. 5,088 in 4Q02). The 12.8% peso depreciation was a relevant element explaining the year-over-year positive steel price behavior.


Revenue
(US$ million)
284 308 316 304 290 345 370 351
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02
Cash cost
SG&A
Gas Hedge
EBITDA


Export Revenue
(US$ million)
37 89 87
4Q01 3Q02 4Q02

Export revenue in the fourth quarter of 2002 amounted to US$87 million, 3% below the US$89 million recorded during the previous quarter and 135% above the US$37 million obtained in the same period a year ago. The price at which Hylsamex exported its products in 4Q02 was US$467/ton, similar to the US$469/ton posted during the previous quarter, but 5% below the same quarter of last year, mainly due to a change in mix. Value-added sales in 4Q02 represented 83% of total export revenue, higher than the 74% obtained in the previous quarter, but lower than the 89% posted in 4Q01.

In dollars, revenue per ton in 4Q02 amounted to US$497/ton, in line with the US$496/ton obtained in 3Q02. In this comparison, weighted average prices decreased US$2/ton, to US$454/ton while the contribution from other steel-related revenue grew US$3/ton, to US$43/ton. Improved long product prices and a better mix in flats products hide a mild price decrease in specific flat product categories. Year-over-year, revenue per ton grew only 1% or US$4/ton following a US$10/ton improvement in prices, although this increase was affected by a US$6/ton decline in other steel-related revenues. In the later comparison, it is worth noting that the change in mix —additional shipments of commodity-type hot rolled band and rebar— constrained the increase in average prices, as relevant price increases were observed in every single product category.

For the 12 months ended December 2002, Hylsamex's sales revenue amounted to Ps.13,481 million (US$1,356 million), up 11% from the Ps.12,181 million (US$1,211 million) reported as of December 2001. The 19% increase in shipments between the periods boosted the increase in revenues. On a per ton basis, revenue in 2002 was US$488/ton, 5% below the US$517/ton obtained in 2001. In this comparison, weighted average prices receded US$16/ton or 3%, to US$445/ton in 2002 with decreases in both average domestic and export prices given lower prices for long products and the fact that Hylsamex sold increasing quantities of commodity products this year. However, prices during the year (January-December) grew US$20/ton in connection to the improvement of international steel prices. Other steel revenue, which totaled US$43/ton in 2002, was lower by US$12/ton in 2002 due to less technology sales and lower activity at the Company's power generation plant.

SHIPMENTS & REVENUE ('000 TONS AND PS MILLION)	4Q02		3Q02		4Q01		12M02		12M01	
	Tons	Ps	Tons	Ps	Tons	Ps	Tons	Ps	Tons	Ps
Domestic Market	527	2,703	563	2,834	543	2,623	2,195	10,639	2,020	10,472
Export Market	179	889	182	905	73	364	582	2,842	324	1,709
Total	706	3,592	745	3,739	616	2,987	2,777	13,481	2,344	12,181

Cost of goods sold in the fourth quarter of 2002 amounted to Ps.3,076 million (US$301 million), a figure similar to the Ps.3,093 million (US$306 million) recorded in the previous quarter and 13% above the Ps.2,716 million (US$276 million) obtained in the same quarter of 2001. On a per ton basis, COGS in 4Q02 amounted to US$426/ton, up 4% from 3Q02 due to an US$8/ton increase in variable costs and to a US$7/ton rise in fixed costs. The variable cost increase was due to slightly higher scrap and energy prices in 4Q02 and to a richer sales mix. A less efficient spread of fixed costs over fewer shipments prompted the increase in fixed costs per ton. In the comparison against 4Q01, when Hylsamex recorded a COGS/ton of US$448, the US$22/ton or 5% decrease in this quarter was due in part to the cost cutting efforts carried out during the year and to the increase in sales volume over the periods and to its effect on fixed costs per ton.

Main Variable Inputs
Quarterly Prices


Natural Gas
@ South Texas
7.0
5.0
4.0
3.0
2.0
180
160
140
120
100
80
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
Electricity (US¢/KWh)
Natural Gas (US$/MMBTu)
DRI (US$/ton)
Domestic Scrap (US$/ton)
Imported Scrap (US$/ton)

Energy: Over the quarter, the Texas reference price of natural gas rose 30%. The US$4.0/MMBtu fixed contract with PEMEX, along with a different hedge that Hylsamex had in place for the period September-December 2002 at US$3.06/MMBTu, Texas prices, which yielded cost saving of around US$2.5 million, limited the increase in the cost of natural gas to only 6%. During the quarter, approximately 53% of the Company's gas requirements were tied to the PEMEX contract, while the rest was sourced from the spot market. Due to the recent rise in fossil fuels prices, Hylsamex's electricity cost increased 3% on a quarterly basis. During the fourth quarter of 2002, natural gas, together with electricity, represented 16% of Hylsamex's overall costs and expenses structure.

Metallic Charge: The weighted average cost of metallic inputs during the quarter increased 2% from the previous quarter and 8% from a year ago mainly as a result of higher scrap prices. Aided by the natural gas hedges during the quarter, DRI cost was similar to that of the previous quarter and has shown less volatility than scrap prices. Total DRI content in Hylsamex's metallic charge was 53% in 4Q02, 2% of both pig iron and hot briquetted iron and 45% of steel scrap. Metallic inputs, including externally sourced steel coils, represented 25% of the Company's cost and expenses structure for the quarter.

During the twelve months ended December 2002, cost of goods sold amounted to Ps.11,605 million (US$1,169 million), up 7% from the Ps.10,803 million (US$1,073 million) obtained during 2001. The increase was mainly due to additional shipments. However, on a per ton basis, COGS in 2002 amounted to US$421, *decreasing 8% from the average US$458/ton recorded in 2001 –this number would have* been US$468/ton without considering the proceeds from the unwinding of a natural gas hedge in 3Q01 applied as an extraordinary cost reduction item, which contributed to an overall cost decrease of US$10/ton in full year 2001.

Fixed costs in the year dropped US$16/ton due to a more efficient spread following the increase in shipments, although on absolute basis there was an increase of US$30 million in connection to the Company's higher level of activity and the restart of one of the iron ore mines. The improvement of US$31/ton in variable cost is in part explained by the fact that Hylsamex increased the sale of commodity type products. On the other hand, variable costs are also reflecting different cost cutting efforts carried out throughout the year, given that natural gas prices rose 5% and the cost of the metallic charge was 4% higher than in the previous year. The cost and expenses structure for the year included 17% of energy inputs and 24% of metallic inputs –including external steel coils–, which compares to 13% of energy and 25% of metallics reported in 2001.

OPERATING EXPENSES

Operating expenses in 4Q02 amounted to Ps.294 million (US$29 million), down 2% from the Ps.300 million (US$30 million) obtained during the previous quarter, but 5% above the Ps.281 million (US$29 million) recorded in 4Q01. The variation in SG&A against both quarters is explained by different sales volumes between the periods, and its associated freight and sales expenses. Operating expenses-to-sales ratio in 4Q02 was 8.2% as compared to the 8.0% obtained in 3Q02 and the 9.4% recorded in 4Q01.

Cumulative SG&A in 2002 amounted to Ps.1,148 million (US$116 million), increasing 5% form the Ps.1,097 million (US$109 million) recorded last year. As in the quarterly comparison, the increase in cumulative SG&A was due to the growth in shipments exhibited in 2002. SG&A-to-sales ratio amounted to 8.5% in 2002, down from the 9.0% posted during last year.

OPERATING CASH FLOW

Operating cash flow, measured as EBITDA, amounted to US$51 million (Ps.525 million) in 4Q02, down 20% from the US$64 million (Ps.651 million) recorded during the previous quarter, but 50% above the US$34 million (Ps.336 million) obtained in the fourth quarter of last year. The decrease in cash generation from the previous quarter was due to the drop in sales volume and to price increases of several key variable inputs already explained. Year-over-year, the increase in EBITDA was due to higher shipments and savings in variable costs, although offset by an increase in fixed costs in relation to higher activity at the Company's operating units.


EBITDA per Ton
(US$)


120
100
80
60
40
20
0
Natural Gas
Hedge
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02

EBITDA per ton amounted to US$73/ton in 4Q02, compared to the US$86/ton obtained in 3Q02 and the US$55/ton recorded a year ago. Despite the quarterly decrease, EBITDA per ton continues at levels above those experienced in each quarter of 2001. As a percentage of total revenues, EBITDA totaled 14.6% in this quarter, lower than the 17.4% posted in 3Q02 but higher than the 11.2% registered in 4Q01.


Change in EBITDA from 2001 to 2002
(US$ million)
155
92
9
33
6
20
197
EBITDA 2001
Shipments
Marginal Contribution
Fixed Cost
SG&A
Gas Hedge*
EBITDA 2002
*Proceeds from unwinding a natural gas hedge in 3Q01, amounting to US$20 million

For the period ended December 2002, Hylsamex accumulated EBITDA of US$197 million (Ps.1,968 million), 27% above the US$155 million (Ps.1,557 million) obtained in full year 2001. The operating cash flow in 2002 received a boost from the increase in shipments. In addition, a positive marginal contribution per ton was recorded due to improvements in variable costs, notwithstanding a mixed behavior in steel prices —with flats improving and long products declining. With respect to fixed costs, the increase in 2002 was due in part to the restart of Las Encinas mine and to a higher level of activity at the different operating units.

COMPREHENSIVE FINANCIAL RESULT

The comprehensive financial result in the fourth quarter of 2002 was a net loss of Ps.239 million (US$23 million), compared to the net loss of Ps.277 million (US$27 million) obtained during the previous quarter and in contrast to the financial gain of Ps.185 million (US$18 million) registered in 4Q01. Financial losses in the quarter resulted from the 1.4% depreciation of the Peso.

During the period January-December 2002, Hylsamex registered a net financial cost of Ps.1,603 million, (US$161 million), compared to the financial cost of Ps.475 million (US$47 million) obtained in 2001. The difference between both periods related mainly to the peso valuation, which went from a 4.76% average appreciation in 2001 to a depreciation of 12.80% in 2002.

COMPREHENSIVE FINANCIAL RESULT (PS MILLION)	4Q02	3Q02	4Q01	12M02	12M01
Financial income	27	26	13	109	101
Financial expenses	-276	-268	-343	-1,188	-1,556
Financial expenses, net	-249	-242	-330	-1,079	-1,455
FX gain (loss)	-158	-194	443	-1,154	455
Monetary position	168	159	72	630	525
Comprehensive Financial Result	-239	-277	185	-1,603	-475
Macroeconomic Variables					
Period-end Ps/US$ exchange rate	10.31	10.17	9.14	10.31	9.14
Peso appreciation (devaluation)	-1.43%	-2.06%	4.31%	-12.80%	4.76%
Domestic inflation	1.69%	1.27%	0.97%	5.70%	4.40%
Annualized cost of debt	7.17%	7.31%	8.07%	7.58%	8.88%

CONSOLIDATED NET EARNINGS

Consolidated net result for the fourth quarter of 2002 amounted to a loss of Ps.553 million (US$54 million), compared to the loss of Ps.29 million (US$3 million) posted during the previous quarter and the consolidated net loss of Ps.1,982 million (US$203 million) registered during 4Q01. The following table accounts for the integration of net loss during 4Q02 and full year 2002:

NET INCOME (LOSS) INTEGRATION (PS. MILLION)	4Q02	12M02
Operating income	222	728
Integral financial result	-239	-1,603
Other income and special items, net [1]	-268	-437
Income tax and profit sharing [2]	-145	508
Equity in loss of associated company	-123	-94
Consolidated Net Loss in 4Q02	-553	
Consolidated Net Loss in 12M02		-898

1. Other income and special items, net, in the quarter are mainly explained with the following:
   - As part of the process to outsource the "in house" generation of electricity, last November, an agreement concerning the liquidation of Planta Eléctrica Grupo Industrial, S.A. de C.V. "PEGI", was reached on a shareholders' meeting of this company. As a result, PEGI created a reserve for all its remaining assets and inventories in the amount of Ps.218 million. Hylsamex had a 52% ownership.
   - On December 2002, during a shareholders meeting, Posco, the majority shareholder of Posven, a hot briquetted iron producer located in Venezuela, informed the other shareholders of its decision to keep the facilities idle and to put the company for sale. Because of this and the adverse economic and political environment in Venezuela, Hylsamex created a reserve for 50% of such investment in the amount of Ps.97 million (US$9 million). Hylsamex holds a 5% of the equity in Posven.

2. Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V. recorded a write down provision for 50% of the remaining tax loss carry forwards, as its financial projections indicate a low probability for the recovery of such tax loss carry forwards. Therefore, and in strict observance of Bulletin D-4 of Mexican GAAP, in the fourth quarter of 2002, the deferred asset of Peña Colorada was adjusted by Ps.106 million. Hylsamex owns 50.01% of the common shares of Peña Colorada.

NET DEBT

Net debt as of December 2002 amounted to US$1,079 million, up US$6 million from the US$1,073 million recorded as of the third quarter of 2002. The variation in outstanding debt, which was mainly due to PIK debt accrual, is explained as follows:

NET DEBT VARIATION (US$ MILLION)		
	Debt Outstanding as of September 30, 2002	1,146
	EBITDA generation	-51
	Working capital requirement	10
	Interests accrued	17
	Taxes and other	13
	Capital expenditures	10
	Change in cash balance	-17
	Accrued PIK debt	7
	Debt Outstanding as of December 31, 2002	**1,135**
	Less Cash Balance	56
=	**Net Debt as of December 31, 2002**	**1,079**

Working Capital: A NWC requirement during the quarter was due to higher inventory levels of raw materials.

Capex: Hylsamex disbursed US$10 million in capex comprised mainly of deferred charges associated to overburden removal costs at the mines (US$3 million) and to capital expenditures at Galvak. The coating subsidiary, Galvak, has already begun its capex program, spending US$5 million during the fourth quarter of 2002 mainly in advances to capital equipment suppliers. Recall that as part of Hylsa's restructuring program, Galvak obtained new credit facilities for US$150 million, out of which US$40 million was to be used to fund a capacity expansion program across all product lines that will be carried out during the next 18 months.

Taxes: Cash taxes during the quarter amounted to US$8 million.

Liquidity

Hylsamex ended the fourth quarter of 2002 with a cash balance of US$56 million compared to the US$73 million recorded as of September 2002. The decrease in cash on hand at Hylsamex was due to a US$15 million partial repayment of Hylsa's US$40 million 30-month revolving facility provided by the participating banks. As of December 31, 2002, the drawn balance of the liquidity facility was US$11 million.

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Information regarding Sidor or Amazonia contained in this report is based upon preliminary figures. As detailed below, Sidor and Amazonia's financial situation are subject to change as a result of the ongoing restructuring process, which could result in potentially unfavorable adjustments.

Hylsamex's audited financial statements for 2001 included a qualification by the auditor regarding the timely availability of the financial statements of Hylsamex's associated company Consorcio Siderúrgica Amazonia, Ltd (Amazonia), Sidor's controlling company.

Anticipating a likely charge to the income statement due to the deterioration of Sidor's assets during 2001, Hylsamex created a reserve in its financial statements as of 1Q02. During 3Q02, once Amazonia's and Sidor's financial statements were prepared, and once the financial restructuring of Hylsa and Hylsamex was closed, Hylsamex cancelled the reserve and recognized the actual write down of Sidor's assets.

As such, and due to the fact that the actual write down of the value of Sidor was recognized by Amazonia in its 2001 financial statements, Hylsamex's 2002 and 2001 financial statements are now prepared and presented as if the write down had been known and accounted for since 4Q01, as established by accounting standards.

In the Balance Sheet, this change only affected the item *"Investment in Associated Companies"*. In the Income Statement, two line items, *"Other Income and Special Items, Net"* and *"Equity in Income (Loss) of Associated Companies"* were affected. Note that both Income Statement adjustments occurred below the *"Operating income"* and *"Integral financing cost"* items, and have no impact on previously reported EBITDA figures.

Thus, quarterly financial statements from 4Q01 to 4Q02 have been adjusted. The following table provides the comparison between the situation before and after (in million pesos):

	Equity in Income (Loss) of Associated Company		Other Income and Special Items, Net		Investment in Associated Company	
	Original	Adjusted	Original	Adjusted	Original	Adjusted
4Q01	-261	-639	-96	-96	1,028	651
1Q02	-533	-126	-444	-36	488	527
2Q02	166	166	-31	-31	593	636
3Q02	-8	-11	306	-102	606	606
4Q02	-123	-123	-268	-268	457	457
2001	-482	-860	-342	-342	1,028	651
2002	-498	-94	-437	-437	457	457

Hylsamex's minority stake in Amazonia resulted in a loss of Ps.123 million (US$12 million) in 4Q02, compared to the loss of Ps.11 million (US$1 million) recorded in 3Q02, and to the Ps.639 million (US$66 million) loss registered in the same quarter of 2001. For the year, Hylsamex is recording a loss of Ps.94 million (US$9 million), compared to the loss of Ps.860 million (US$77 million) posted in the twelve months of 2001.

During the fourth quarter of 2002, Sidor's shipments amounted to 686,600 tons, down 24% from the 906,900 tons sold during the previous quarter. Particular events during the quarter affected Sidor's shipments, as a two-week work stoppage during October that was favorable settled with the union and the general strike in Venezuela that started during December, which reduced the availability of natural gas. Export ratio during this quarter totaled 76% compared to the 71% obtained during 3Q02.

Sidor's shipments for the year amounted to 3,262,300 tons, up 12% from the 2,905,700 tons sold during the previous year. The increase was evident in export shipments, which increased 37% year-over-year. On the other hand, domestic shipments declined 24% in connection to the current economical situation at Venezuela. Overall, the export ratio for the year was 72% as compared to the 59% recorded in 2001. Following the increase in shipments, revenue grew 11%, from US$804 million in 2001 to US$892 million in 2002. Average prices grew only 1% on a yearly basis.

EBITDA for the twelve months ended December 2002 amounted to US$141 million, up 151% from the US$56 million recorded in 2001.

SIDOR'S SHIPMENTS ('000 TONS)	4Q02	3Q02	4Q01	12M02	12M01
Domestic Market	163	261	244	905	1,185
Export Market	524	645	526	2,358	1,721
Total	**687**	**907**	**770**	**3,262**	**2,906**

Financial Situation:

On December 18, 2001, Sidor and Amazonia defaulted on the payment of interest amounting to US$31.3 million and US$8.1 million, respectively. Such failure was the result of the persistent negative conditions in international and domestic steel markets, further complicated by the strength of the Bolivar against the US dollar. Since then, the company has failed to make other interest payments on its debt.

Since late October 2001, both Sidor and Amazonia have been in conversations with their bank lenders and other government-controlled entities lenders to Sidor with the ultimate goal of finding a way to restructure the companies' outstanding debt obligations. Hylsamex can provide no assurance as to the final outcome of these discussions.

Hylsamex's equity investment in Amazonia, the principal owner of Sidor, is held through HylsaLatin LLC, a fully owned subsidiary and Hylsamex, S.A. de C.V. (the holding company). As of December 31, 2002, the book value of the investment in Sidor amounts to Ps.415 million (US$40 million).

As of December 2002, Hylsamex, S. A. de C.V. (the holding company) has additional exposure with respect to Sidor in the amount of US$26.3 million in guarantees for the payment of Sidor's indebtedness to the Fondo de Inversiones de Venezuela. Hylsa Latin has additional exposure in the amount of US$237.0 million in guarantees for the payment of Sidor's indebtedness to Fondo de Inversiones de Venezuela. As per the performance bond kept at the Hylsamex holding level, as of the date of this report such obligation is no longer required as established in the agreement with the Venezuelan Government, and no longer generates a contingent liability. Hylsa, S.A. de C.V., Hylsamex' steelmaking subsidiary, has no contingent liabilities related to Sidor or Amazonia.

Selected Financial Information

Million pesos as of December 2002

Income Statement	4Q 2002	3Q 2002	4Q 2001	12M 2002	12M 2001
Sales Revenue	3,592	3,739	2,987	13,481	12,181
Gross Profit	516	646	271	1,876	1,378
Operating Profit	222	346	-10	728	281
CFR	-239	-277	185	-1,603	-475
Equity in subsidiary	-123	-11	-639	-94	-860
Consolidated Net Earnings	-553	-29	-1,982	-898	-2,683
Majority Net Earnings	-381	-23	-1,960	-731	-2,672

Balance Sheet	Dec 2002	Sep 2002	Dec 2001
Current Assets	5,925	5,983	4,635
Non-Current Assets	22,610	23,051	23,050
Total Assets	28,535	29,034	27,685
Current Liabilities	2,713	2,566	6,807
Non-Current Liabilities	15,071	15,156	12,122
Total Liabilities	17,784	17,722	18,929
Stockholders Equity	10,751	11,312	8,756
Majority Interest	8,978	9,357	6,801

Operative and Financial Indicators

Income Statement	4Q 2002	3Q 2002	4Q 2001	12M 2002	12M 2001
Shipments ('000 tons)	706	745	616	2,777	2,344
Exports (%)	25.3	24.5	11.9	21.0	13.8
Revenue/Ton (Ps)	5,088	5,018	4,851	4,854	5,198
Cash Cost/Ton	3,928	3,743	3,849	3,732	4,065
Gross Margin (%)	14.4	17.3	9.1	13.9	11.3
Operating Margin (%)	6.2	9.3	0.0	5.4	2.3
EBITDA Margin (%)	14.6	17.4	11.2	14.6	12.8
Earnings per ADS*	-4.51	-0.27	-48.26	-8.66	-65.76

Balance Sheet	Dec 2002	Sep 2002	Dec 2001
Debt, net (Ps million)	11,127	11,090	12,813
Debt, net (US$ million)	1,079	1,073	1,326
Debt, net to Equity	1.04	0.98	1.40
Current Ratio	2.01	2.16	0.68
B. Value/ADS	17.73	18.48	27.90
Interest Coverage†			
Year-to-date	1.82	1.53	1.07
Quarterly	2.11	2.70	1.02

* Based on ADS & majority net income
** Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) /(Financial Expenses, net)
†† Based on stock price at the end of each quarter: Ps 6.10 at Dec/31/02, Ps 7.01 at Sep/30/02 and Ps 5.29 at Dec/31/01

HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheet

At December 31, 2002, with comparative figures for 2001
(Millions of Pesos)

ASSETS	2002	2001
Current Assets:		
Cash and temporary investments	582	385
Trade accounts receivable	2,058	1,679
Other accounts receivable	795	468
Inventories	2,490	2,103
Total current assets	5,925	4,635
Investment in shares of Associated Company	457	651
Property, Plant and Equipment	19,704	19,969
Deferred Charges	1,736	1,806
Deferred Tax	417	309
Other Asset	296	315
TOTAL ASSETS	$28,535	$27,685

LIABILITIES & EQUITY	2002	2001
Current Liabilities:		
Current portion of long term debt	159	2,626
Short-term affiliated Co.		387
Bank loans		1,498
Accrued interest payable	71	111
Accounts payable and accrued expenses	2,483	2,185
Total current liabilities	2,713	6,807
Long-Term Liabilities:		
Long-term debt	11,197	8,327
Long-term affiliated Co.	236	
Deferred taxes	2,505	2,754
Estimated liabilities for seniority premiums and pension plan	1,133	1,041
Total long-term liabilities	15,071	12,122
TOTAL LIABILITIES	**17,784**	**18,929**
Stockholders' Equity:		
Nominal capital stock	4,975	2,394
Restatement of capital stock	670	600
	5,645	2,994
Other contributed capital		
Contributed capital	5,645	2,994
Earned surplus	3,333	3,807
Total majority interest	8,978	6,801
Minority interest	1,773	1,955
TOTAL STOCKHOLDERS' EQUITY	10,751	8,756
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,535	$27,685
Majority interest per share	17.7309	27.9013
Majority interest per ADS/GDS	106.3854	167.4077

Consolidated Statement of Income

For the period ended December 31, 2002, with comparative figures for 2001
(Million of Pesos)

	2002	2001
Net sales	$ 13,481	$ 12,181
Cost of sales	(11,605)	(10,803)
Gross profit	1,876	1,378
Operating expenses	(1,148)	(1,097)
Operating income	728	281
Comprehensive financing (expenses) income, net	(1,603)	(475)
Other income and special items, net	(437)	(342)
Income (loss) before the following provisions	(1,312)	(536)
Provisions for income tax, assets tax and deferred tax	528	(1,267)
Employees' profit sharing	(20)	(20)
Income (loss) before extraordinary items	(804)	(1,823)
Extraordinary item - income tax reduction and asset tax credit	-	-
Income (loss) before equity in associated company	(804)	(1,823)
Equity in income (loss) of associated company	(94)	(860)
Consolidated net income (loss)	(898)	(2,683)
Net (income) loss corresponding to minority interest	167	11
Net income (loss) corresponding to majority interest	$ (731)	$ (2,672)
Net majority income (loss) per share	(1.4439)	(10.9593)
Net majority income (loss) per ADS/GDS	(8.6635)	(65.7558)

Consolidated Statement of Changes in the Financial Position

For the period ended December 31, 2002, with comparative figures for 2001

(Millions of Pesos)

	2002	2001
Operations:		
Income before extraordinary items	$ (898)	$ (2,683)
Items not affecting resources:		
Depreciation and amortization	1,240	1,277
Equity in income (loss) of associated company	94	859
Deferred taxes	(549)	93
Other, net	316	396
	203	(58)
Changes in working capital other than financing:		
Accounts receivable	(792)	863
Inventories	(526)	709
Accounts payable and accrued expenses	(130)	593
	(1,448)	2,165
Resources provided by operations	**(1,245)**	**2,107**
Financing:		
Loans received	9,815	426
Repayment of loans	(10,925)	(3,193)
Increase in minority interest.	(43)	(35)
Increase in capital stock	2,651	
Long-term affiliated Co.	236	
Loss from options on own shares		(64)
Resources provided by financing activities	**1,734**	**(2,866)**
Investment:		
Investment in shares, net		10
Property, plant and equipment, net	(208)	(224)
Deferred charges and other assets	(84)	(44)
Resources used in investment activities	**(292)**	**(258)**
Decrease (increase) in cash and temporary investments	**197**	**(1,017)**
Cash and temporary investment at the beginning of the period	385	1,402
Cash and temporary investment at the end of the period	**$ 582**	**$ 385**

EXHIBIT 5

Hylsamex, S.A. de C.V.
File No. 82-4252




For further information:
Margarita Gutiérrez +(52) 81-8865-1224 mgutierrez@hylsamex.com.mx
Othon Diaz +(52) 81-8865-1240 odiaz@hylsamex.com.mx
Kevin Kirkeby (212) 309-1445 kkirkeby@golinharris.com

Hylsamex First Quarter 2003 Earnings Release

April 29, 2003

First Quarter 2003 Earnings Release

The information hereby contains 1Q03 presented in constant pesos (Ps) as of March 31, 2003, and in metric tons. For convenience, some figures are translated into dollars (US$) at the average exchange rate of each month.

HIGHLIGHTS

- Hylsamex sold 722,800 tons of steel products during 1Q03, up 2% and 16% from the previous and the same quarter of last year, respectively. Additional shipments of flat products to export markets supported this increase.
- Shipments to the domestic market totaled 526,700 tons, similar to the level of the previous quarter and only 1% below 1Q02. Although Hylsamex recorded solid sequential increases in the sale of flat products, scheduled maintenance shutdowns at the Long Products Division limited volumes and resulted in the flat overall shipment volumes.
- Export shipments continued increasing during the quarter, accounting for 27% of total shipments or 196,100 tons. Increasing demand in Asia supported this increase.
- Revenue per ton during the quarter amounted to US$491/ton, declining only 1% from 4Q02, but increasing 5% from 1Q02. Hylsamex implemented price increases throughout the quarter, although per ton figures were affected by the sales mix and the depreciation of the Peso.
- Cost of goods sold per ton totaled US$426, similar to both comparable quarters. The Company was able to contain its cost figures despite significant increases in natural gas and in metallic inputs.
- Hylsamex recorded EBITDA of Ps.549 million (US$50 million) in 1Q03, 3% higher than the Ps.532 million (US$51 million) registered in 4Q02, and 91% above the Ps.288 million (US$30 million) obtained in 1Q02. EBITDA margin during the quarter amounted to 14.2% and the per ton data remains at healthy levels.

Hylsamex recorded an EBITDA of Ps.549 million (US$50 million) during this past quarter, a level slightly higher than the EBITDA of Ps.532 million (US$51 million) obtained during the previous quarter, but up 91% from the Ps.288 million (US$30 million) registered in first quarter of 2002. Hylsamex increased its shipments to both domestic and export markets and experienced a better pricing environment. Additionally, the Company was able to contain increasing prices of natural gas and metallic inputs during the quarter.



Sales Volume
('000 Metric Tons)
800
700
600
500
400
300
200
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
01 01 01 01 02 02 02 02 03
Revenue per ton
(US$)
600
500
400
300
200
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
01 01 01 01 02 02 02 02 03
Cash Cost per ton
(US$)
600
500
400
300
200
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
01 01 01 01 02 02 02 02 03

Preliminary data from CANACERO as of February show increases in domestic production as imports of steel into Mexico decreased from previous quarters. Worldwide demand for steel products accelerated in 1Q03 mainly as a result of increased consumption in Asia. As a result, availability of foreign steel products was reduced and delivery times to the Mexican market increased, thus constraining the supply of steel products into the country and allowing domestic producers to regain some market share. Due to this, Hylsamex was able to accomplish a solid 13% increase in domestic sales of flat products. On the other hand, the dynamics of the market for long products is different to that of flat products, given that the levels of imported steel and demand in international markets are lower. Hylsamex's long products volumes were affected by the programmed shutdowns at the melt shop and the reheating furnace of the Puebla Plant during the quarter, which limited the availability of billets and wire rods.

Some of Hylsamex's operating units managed to improve selling prices this past quarter on different product categories and market sectors. Price increases in dollar terms throughout 1Q03 were implemented in both the domestic and export markets. Additionally, those increases carried out in order to gradually reflect the Peso devaluation were successfully applied to the Mexican market. However, the sales mix, and more importantly the devaluation of the peso during 1Q03 prevented an increase in average prices in dollar terms, despite a 2% sequential improvement in long products' prices.

Hylsamex continued with its ongoing cost-cutting strategy during 1Q03. During the quarter, costs per ton remained similar to both the previous and the same quarter of last year despite increases in the cost of energy and metallic inputs. Regarding natural gas, forecasts in late 2002 indicated an upswing for the first quarter of 2003. Due to this expected increase, and to the fact that the only hedge Hylsamex had in place during the first quarter was the 3-year fixed price contract with Pemex, management decided to implement some other physical hedges to help the Company cope with the upcoming rise in natural gas prices. One of the main actions taken was to increase inventories of DRI produced at the lower cost. Given that the Company had its natural gas exposure fully hedged during the period September-December 2002, additional inventories of DRI were built in 4Q02, as maintenance shutdowns in two DRI facilities –the "3M" in Monterrey and the "2P" in Puebla– were

already programmed for 1Q03. These actions helped limit the increase of Hylsamex's natural gas costs despite progressive increases in the reference price of the south of Texas, from US$4.635/MMBtu in January, to US$8.705/MMBtu in March. During the quarter, Hylsamex entered into several new hedging mechanisms, covering 95% of natural gas requirements for the rest of this year.

The Company has continued to strengthen its financial ratios after the restructuring program. As of March 2003, net debt to LTM EBITDA amounted to 4.85x, down from the 5.36x registered as of December. Likewise, the interest coverage ratio improved from 2.04x to 2.36x. During the quarter, Hylsa repaid the amount it had drawn from its liquidity facility, leaving the full US$40 million available at quarter-end. Hylsamex's management implemented a comprehensive interest rate hedging program for the period 2005-2007 that is expected to provide further certainty to the restructuring and refinancing agreements.


Net Debt
(US$ million)
LTM EBITDA
(US$ million)
1,500
1,250
1,000
750
500
250
300
250
200
150
100
50
1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03
Net Debt
EBITDA LTM


Net Debt / EBITDA
(Times)
EBITDA / Interest
(Times)
12.0
10.0
8.0
6.0
4.0
2.0
3.0
2.5
2.0
1.5
1.0
0.5
1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03
LTM EBITDA / LTM Interest, net
LTM EBITDA / Interest, net, after restructuring

STEEL MARKET


Shipments
('000 Tons)
624
706
723
Exp
Dom
1Q02 4Q02 1Q03

Shipments for the first quarter of 2003 amounted to 722,800 tons, increasing 2% from the 705,900 tons sold during the previous quarter, and 16% higher than the 623,500 tons recorded during the same quarter of 2002.

Domestic shipments in 1Q03 totaled 526,700 tons, a level similar to the 527,200 tons sold in 4Q02, and only 1% below shipments of 534,600 obtained in the first quarter of 2002. In this past quarter, Hylsamex increased volume of flat products by 13% on a quarterly basis, due mainly to additional sales of hot rolled band to market sectors such as profile makers and other construction segments, and to increases in the sale of value-added coated and tubular products. Nevertheless, shipments of long products declined 15% in connection with the scheduled partial maintenance shutdown and the resulting decrease in production. Likewise, domestic shipments of Hylsamex's flat products rose across the board when compared to the same quarter a year ago, recording an average increase of 3% that was more than offset by an 8% decrease in shipments of long products in this quarter.

Hylsamex's export shipments continue on the rise, totaling 196,100 tons in 1Q03 and accounting for 27% of total sales volume. Versus the previous quarter, when 178,700 tons of steel products were exported, the Company registered an increase of 10%, including additional shipments of both flat and long products. Year-over-year, shipments grew 120% from the 88,900 tons sold in 1Q02. It is worth noting that value-added products comprised 83% of total export shipments this past quarter, comparing favorably with the 79% recorded in both 4Q02 and 1Q02. The associated export revenue for the quarter amounted to US$89 million, and represented 26% of total revenues in 1Q03.

Export Revenue
(US$ million)



87
89
45
1Q02
4Q02
1Q03

REVENUE

Hylsamex recorded revenues of Ps.3,872 million (US$355 million) during the first quarter of 2003, up 6% from the Ps.3,641 million (US$351 million) registered during the previous quarter and 38% above the Ps.2,806 million (US$290 million) obtained in the same quarter a year ago. The increases in dollar revenue amounted to 1% and 22% versus 4Q02 and 1Q02, respectively. The growth versus 4Q02 was due to volume gains while the improvement from 1Q02 was attributed to both additional volume and better prices.

On a per ton basis, revenue in dollars reached US$491/ton, declining 1% from the US$497 recorded in 4Q02, but increasing 5% from the US$466/ton obtained in 1Q02. The increase in revenues against the previous quarter was entirely related to the higher sales volume, as average prices contracted 1% (from US$454/ton in 4Q02 to US$448/ton in 1Q03) and the contribution from other steel-related revenue remained stable at US$43/ton. In this comparison, the bulk of the decrease in average prices was experienced in export markets given additional shipments of lower-end value-added products such as some thin hot bands, which affect weighted average prices but at the same time improve the sales mix. Nevertheless, Hylsamex's weighted average prices during the month of March were 4% above those of January, with domestic prices increasing 5% and export prices 1%.

Year-over-year, revenue per ton improved 5%, from US$466/ton to US$491/ton in 1Q03, as weighted average prices grew 6% (from US$423/ton 1Q02 to US$448/ton in 1Q03) and other steel revenues remained the same. Selling prices in all Hylsamex's products rose from 1Q02, with increases ranging from 2% to 11% depending on the particular category.

SHIPMENTS & REVENUE
('000 TONS AND PS MILLION)

	1Q03		4Q02		1Q02	
	Tons	Ps	Tons	Ps	Tons	Ps
Domestic Market	527	2,902	527	2,740	535	2,375
Export Market	196	970	179	901	89	431
Total	723	3,872	706	3,641	624	2,806

Cost of goods sold during the quarter amounted to Ps.3,363 million (US$308 million), up 8% from the Ps.3,118 million (US$301 million) obtained last quarter and 32% above the Ps.2,557 million (US$265 million) posted during the first quarter of 2002. In dollar terms, the increase from the previous quarter amounted to 3% and 16% from COGS recorded in 4Q02 and 1Q02, respectively. This latter comparison shows that the increase this past quarter was mostly due to the rise in sales volume versus both comparable quarters.

On a per ton basis, COGS in 1Q03 amounted to US$426/ton, similar to that recorded in the previous quarter and to the US$424/ton obtained in 1Q02. The comparable behavior in costs per ton versus the previous quarter was due to an US$8/ton rise in variable costs per ton in connection to higher cost of natural gas and steel scrap prices observed during 1Q03, which was offset by a similar drop in fixed costs resulting from the higher shipment level. Likewise, in the comparison against 1Q02, the US$25/ton increase in variable costs resulting from higher energy costs and scrap prices was partially compensated with a US$23/ton drop in fixed costs due to the 16% rise in sales volume and to the positive effect that the depreciation of the Mexican currency had on the peso-related fixed costs.

Main Variable Inputs
Quarterly Prices


7.0
6.0
5.0
4.0
3.0
2.0
Natural Gas at South Texas
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
180
160
140
120
100
80
60
Natural Gas (US$/MMBTu)
Electricity (US¢/KWh)
Metallic Charge (US$/ton)
Heavy Melting #1 Steel Scrap (US$/ton)

Energy: The South Texas reference for natural gas prices rose 62% from the previous quarter, and 193% from prices in 1Q02. However, Hylsamex's gas cost increased only 31% from 4Q02 due to the Pemex contract, which prevented further increases during 1Q03. Aside from this contract, other physical hedges that helped limit the high spot prices were:

- Building up DRI inventories during the previous quarter, when Hylsamex was fully hedged.
- Programming maintenance shutdowns at the "2P" DRI plant at Puebla and the "3M" DRI plant at Monterrey earlier during the quarter.
- Accelerating DRI production rates during February in order to avoid the steep US$8.70/MMBtu price applicable during March.

Electricity, on the other hand, remained at a level similar to the previous quarter. Historically, the increase in the cost of this input has shown a one-month lag with respect to the effect of higher costs of fossil fuels.

Natural Gas Hedges: Hylsamex enhanced considerably its natural gas hedging program during 1Q03 in order to address the higher price levels throughout the quarter and the increasing price volatility. Natural gas fundamentals, some already evident in the high prices on the Nymex futures strip, required taking additional measures to create more certainty and ensure the competitiveness of DRI production.

For the remainder of 2003, Hylsamex has 95% of its natural gas needs covered with hedging mechanisms that reduce volatility to a range between US$4.95/MMBtu and US$5.25/MMBtu, depending

on spot prices. For the period January-December 2004, already 63% of the expected consumption is covered with a collar between US$4.12 and US$5.00/MMBtu. Hylsamex is continuously seeking additional opportunities to improve its natural gas positions.

Metallic Charge: The weighted average cost of the metallic charge during the quarter rose 7% versus the previous quarter and 18% against the same quarter of last year. All of the metallic inputs showed increases versus the comparable quarters. Contrary to the phenomenon observed in late 2000 and 2001, in which the spike in natural gas prices contrasted with the extremely low scrap prices observed, in this past quarter, the increases in the cost of natural gas took place in an environment of better international steel prices and thus, higher steel scrap prices. Due to this, the production and consumption of DRI has gained competitiveness at the margin versus other metallic substitutes and therefore, resulted advantageous for the Company to remain operating with DRI. Total DRI content in the metallic charge for 1Q03 amounted to 50%, steel scrap, whether domestic, imported or internally generated totaled 49%, while the rest comprised pig iron and hot briquetted iron.

OPERATING EXPENSES

Operating expenses in 1Q03 amounted to Ps.295 million (US$27 million), down 1% from the Ps.298 million (US$29 million) recorded in the previous quarter, but 8% above the Ps.274 million (US$28 million) obtained during the same quarter of 2002. The decrease from 4Q02 was related to fewer administrative expenses despite the increase in sales expenses due to the increase in shipments. In contrast, the increase versus the comparable period of last year was entirely due to more sales expenses, as the increase in shipments prompted higher freight expenses.

OPERATING CASH FLOW


EBITDA
(US$ million)
70
60
50
40
30
20
10
-
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
01 01 01 01 02 02 02 02 03

Hylsamex obtained Ps 549 million (US$50 million) worth of EBITDA during the first quarter of 2003, a level 3% higher than the Ps.532 million (US$51 million) recorded during 4Q02, and a solid 91% gain from the Ps.288 million (US$30 million) registered in the first quarter of 2002. The depreciation of the Peso offset the increase in peso terms and resulted in a slight US$1 million reduction in quarterly EBITDA. In the comparison against the same period of a year ago, the 16% growth in shipments translated into a US$20 million gain in EBITDA. In contrast, the change in the marginal contribution of the steel operations resulted nil, as an increase in average prices accomplished year-over-year was fully offset by the negative effect in variable costs that resulted from higher natural gas and metallic input prices during this past quarter.

EBITDA margin for the quarter was 14.2%, slightly below the 14.6% obtained in the previous quarter, but well above the 10.3% recorded in the same period of last year. On a per ton basis, EBITDA in 1Q03 totaled US$70, compared to the US$73/ton and the US$48/ton registered in 4Q02 and in 1Q02, respectively.

COMPREHENSIVE FINANCIAL RESULT

The Company recorded a Ps.529 million (US$50 million) net financial cost in 1Q03, which compared to the Ps.242 million (US$23 million) cost registered in 4Q02, and contrary to the Ps.52 million (US$5 million) net financial gain obtained in the same period of 2002. Macroeconomic variables such as the peso valuation and the level of domestic inflation during 1Q03 explain the variations against the comparable quarters, despite lower net financial expenses.

COMPREHENSIVE FINANCIAL RESULT (PS MILLION)	1Q03	4Q02	1Q02
Financial income	29	27	31
Financial expenses	-256	-280	-297
Financial expenses, net	-227	-253	-266
FX gain (loss)	-441	-160	159
Monetary position	136	171	159
Capitalized IFC	3	-	-
Comprehensive Financial Result	-529	-242	52
Macroeconomic Variables			
Period-end Ps/US$ exchange rate	10.77	10.31	9.02
Peso appreciation (devaluation)	-4.41%	-1.43%	1.29%
Domestic inflation	1.37%	1.69%	1.37%
Annualized cost of debt	6.95%	7.01%	7.92%

CONSOLIDATED NET EARNINGS

Hylsamex recorded a net loss of Ps.380 million (US$36 million) during the first quarter of 2003. The loss occurred despite the positive operating earnings in the quarter and is due to significant exchange losses reflected in the negative CFR and is also related to the equity loss recognized by the Company related to its equity stake in Amazonia, Sidor's holding company.

NET INCOME (LOSS) INTEGRATION (PS. MILLION)	
Operating income	214
Integral financial result	-529
Other income and special items, net	4
Income tax and profit sharing	134
Equity in loss of associated company	-203
Consolidated Net Loss in 1Q03	-380

Net debt as of March 31, 2003 totaled US$1,055 million, US$1 million below the US$1,056 million recorded as of year-end 2002. The variation in net debt is explained in the following table:

NET DEBT VARIATION (US$ MILLION)	
Net Debt as of December 31, 2002	1,056
EBITDA generation	-50
Working capital requirement and other	6
Interest accrued	17
Taxes	12
Capital expenditures	10
Accrued PIK interest	4
= Net Debt as of March 31, 2003	1,055

Interest Rate Hedging: During the first quarter of 2003, Hylsamex implemented a comprehensive interest rate hedging program. A series of CAPS at the different subsidiaries and the holding Company were defined applying stress test methodologies and Value at Risk. These hedging instruments were selected given that they offer maximum flexibility, providing coverage and at the same time allowing Hylsamex to benefit from low LIBOR rates under the variable-rate loans exposure. Management expects that such coverage will provide more certainty to the restructuring agreement concerning the meeting of financial ratios.

	PERIOD COVERED	CAP RATE (VS. LIBOR)
Facility A	2005 - 2007	7%
PIK debt Facility A	2005 - 2007	7%
Facility B	2005 - 2006	4% and 5%, respectively
PIK debt Facility B	2005 - 2006	4% and 5%, respectively
Galvak's refinanced debt	2005 - 2006	4% and 5%, respectively

The notional amounts, levels of rates and time span for the coverage adhere to the following rationale:

- The period 2003-2004 was not contemplated given the low level of prevailing interest rates as well as the substantial PIK debt and the low ratio levels needed to meet the covenants.
- The CAP levels selected were aimed at providing the lenders with more confidence that Hylsamex and its subsidiaries will meet debt covenants during 2005-2007. Management believes that these CAP levels will make certain subsidiaries more suitable for obtaining new financing if required.
- The coverage period was limited to 2005-2007, as debt levels post-2007 are significantly lower and the Company and its subsidiaries can maintain financial flexibility with a greater level of certainty.

Working Capital: Requirements during the quarter consisted of an increase in inventories due to higher activity levels, particularly at the flat products units.

Capex: Hylsamex disbursed US$10 million in capex comprised mainly of capital expenditures at Galvak (US$5 million) and deferred charges associated with overburden removal costs at the mines. So far, Galvak has disbursed approximately US$10 million associated to its expansion program. This subsidiary expects the arrival of its main capital equipment as early as May and the start of operations in some of the new lines by the end of this year.

Liquidity: Hylsamex's cash balance as of March 31, 2003 amounted to of US$51 million compared to the US$56 million recorded as of year-end 2002. As of the end of the quarter, the Company has the full amount of Hylsa's US$40 million 30-month revolving facility available to cover unexpected financial needs.

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Information regarding Sidor or Amazonia contained in this report is based upon preliminary figures. As detailed below, Sidor and Amazonia's financial situation are subject to change as a result of the ongoing restructuring process, which could result in potentially unfavorable adjustments.

Hylsamex's minority stake in Amazonia generated a loss of Ps.203 million (US$19 million) in 1Q03, compared to the loss of Ps.125 million (US$12 million) recorded in 4Q02, and to the Ps.128 million (US$13 million) loss registered in the same quarter of 2002. In this quarter, 75% of the losses at Sidor were related to deferred taxes associated to the depreciation of the Bolivar.

Financial Situation:
On December 18, 2001, Sidor and Amazonia defaulted on the payment of interest amounting to US$31.3 million and US$8.1 million, respectively. The failure was the result of persistent negative conditions in international and domestic steel markets, further complicated by the strength of the Bolivar against the US dollar. Since then, the company has failed to make subsequent interest payments on its debt.

Since late October 2001, both Sidor and Amazonia have been in conversations with their bank lenders and other government-controlled entities that are lenders to Sidor with the ultimate goal of finding a way to restructure the companies' outstanding debt obligations. Hylsamex can provide no assurance as to the final outcome of these discussions.

Hylsamex's equity investment in Amazonia is held through HylsaLatin LLC, a fully owned subsidiary and Hylsamex, S.A. de C.V. (the holding company). As of March 31, 2003, the book value of the investment in Amazonia amounts to Ps.126 million (US$12 million).

As of March 2003, Hylsamex, S. A. de C.V. (the holding company) has additional exposure with respect to Sidor in the amount of US$26.6 million in guarantees for the payment of Sidor's indebtedness to the Fondo de Inversiones de Venezuela. Hylsa Latin has additional exposure in the amount of US$239.8 million in guarantees for the payment of Sidor's indebtedness to Fondo de Inversiones de Venezuela. Hylsa, S.A. de C.V., Hylsamex' steelmaking subsidiary, has no contingent liabilities related to Sidor or Amazonia.

Selected Financial Information

Million pesos as of March 2003

Income Statement	1Q 2003	4Q 2002	1Q 2002
Sales Revenue	3,872	3,642	2,806
Gross Profit	509	523	249
Operating Profit	214	225	-25
CFR	-529	-242	52
Equity in subsidiary	-203	-125	-128
Consolidated Net Earnings	-380	-561	132
Majority Net Earnings	-376	-386	108

Balance Sheet	Mar 2003	Dec 2002	Mar 2002
Current Assets	5,910	6,006	4,673
Non-Current Assets	22,967	22,919	22,753
Total Assets	28,877	28,925	27,426
Current Liabilities	2,706	2,750	7,579
Non-Current Liabilities	15,486	15,277	11,050
Total Liabilities	18,192	18,027	18,629
Stockholders Equity	10,685	10,898	8,797
Majority Interest	8,874	9,101	6,799

Operating and Financial Indicators

Income Statement	1Q 2003	4Q 2002	1Q 2002
Shipments ('000 tons)	723	706	624
Exports (%)	27.1	25.3	14.3
Revenue/Ton (Ps)	5,357	5,158	4,501
Cash Cost/Ton	4,189	3,982	3,599
Gross Margin (%)	13.1	14.4	8.9
Operating Margin (%)	5.5	6.2	-0.9
EBITDA Margin (%)	14.2	14.6	10.3
Earnings per ADS*	-4.45	-4.56	2.87

Balance Sheet	Mar 2003	Dec 2002	Mar 2002
Debt, net (Ps million)	11,360	11,040	12,674
Debt, net (US$ million)	1,055	1,056	1,329
Debt, net to Equity	1.06	1.01	1.45
Current Ratio	2.18	2.18	0.62
B. Value/ADS	105.16	107.82	167.35
Interest Coverage†			
Last 12 months	2.14	1.82	1.17
Quarterly	2.41	2.11	1.08

* Based on ADS & majority net income
** Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) /(Financial Expenses, net)
†† Based on stock price at the end of each quarter: Ps 5.18 at Mar/31/03, Ps 6.10 at Dec/31/02 and Ps 6.40 at Mar/31/02

Consolidated Balance Sheet

At March 31, 2003, with comparative figures for 2002
(Millions of Pesos)

ASSETS	2003	2002
Current Assets:		
Cash and temporary investments	$ 549	$ 309
Trade accounts receivable	2,096	1,695
Other accounts receivable	669	539
Inventories	2,596	2,130
Total current assets	5,910	4,673
Investment in shares of Associated Company	169	535
Property, Plant and Equipment	20,230	19,787
Deferred Charges	1,781	1,804
Deferred Tax	495	314
Other Asset	292	313
TOTAL ASSETS	$28,877	$27,426

LIABILITIES & EQUITY	2003	2002
Current Liabilities:		
Current portion of long term debt	$ 223	$ 3,094
Short-term affiliated Co.		753
Bank loans		1,047
Accrued interest payable	64	252
Accounts payable and accrued expenses	2,419	2,433
Total current liabilities	2,706	7,579
Long-Term Liabilities:		
Long-term debt	11,549	7,576
Long-term affiliated Co.	294	
Deferred taxes	2,470	2,382
Estimated liabilities for seniority premiums and pension plan	1,173	1,092
Total long-term liabilities	15,486	11,050
TOTAL LIABILITIES	**18,192**	**18,629**
Stockholders' Equity:		
Nominal capital stock	4,975	2,394
Restatement of capital stock	747	641
	5,722	3,035
Other contributed capital		
Contributed capital	5,722	3,035
Earned surplus	3,152	3,764
Total majority interest	8,874	6,799
Minority interest	1,811	1,998
TOTAL STOCKHOLDERS' EQUITY	10,685	8,797
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,877	$27,426
Majority interest per share	17.5263	27.8915
Majority interest per ADS/GDS	105.1578	167.3488

HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Income

For the period ended March 31, 2003, with comparative figures for 2002
(Million of Pesos)

	2003	2002
Net sales	$ 3,872	$ 2,806
Cost of sales	(3,363)	(2,557)
Gross profit	509	249
Operating expenses	(295)	(274)
Operating income	214	(25)
Comprehensive financing (expenses) income, net	(529)	52
Other income and special items, net	4	(37)
Income (loss) before the following provisions	(311)	(10)
Provisions for income tax, assets tax and deferred tax	139	273
Employees' profit sharing	(5)	(3)
Income (loss) before extraordinary items	(177)	260
Extraordinary item - income tax reduction and asset tax credit	-	-
Income (loss) before equity in associated company	(177)	260)
Equity in income (loss) of associated company	(203)	(128)
Consolidated net income (loss)	(380)	132
Net (income) loss corresponding to minority interest	4	(24)
Net income (loss) corresponding to majority interest	$ (376)	$ 108
Net majority income (loss) per share	(0.7420)	0.4777
Net majority income (loss) per ADS/GDS	(4.4522)	2.8662

Consolidated Statement of Changes in the Financial Position

For the period ended March 31, 2003, with comparative figures for 2002
(Millions of Pesos)

	2003	2002
Operations:		
Income before extraordinary items	$ (380)	$ 132
Items not affecting resources:		
Depreciation and amortization	335	313
Equity in income (loss) of associated company	203	128
Deferred taxes	(172)	(304)
Other, net	31	63
	17	332
Changes in working capital other than financing:		
Accounts receivable	45	(137)
Inventories	(101)	(28)
Accounts payable and accrued expenses	(130)	718
	(186)	553
Resources provided by operations	**(169)**	**885**
Financing:		
Loans received	340	499
Repayment of loans		(1,410)
Increase in minority interest	(10)	(11)
Increase in capital stock		
Long-term affiliated Co.		
Loss from options on own shares		
Resources provided by financing activities	**330**	**(922)**
Investment:		
Investment in shares, net	3	
Property, plant and equipment, net	(70)	(6)
Deferred charges and other assets	(136)	(38)
Resources used in investment activities	**(203)**	**(44)**
Decrease (increase) in cash and temporary investments	**(42)**	**(81)**
Cash and temporary investment at the beginning of the period	591	390
Cash and temporary investment at the end of the period	**$ 549**	**$ 309**

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex informs about agreements met at February 2, 2004 shareholders' meeting.	February 20, 2004
2	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex informs that its Certificados de Participación Ordinaria (CPOs) will be registered at the Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange) on February 25, 2004.	February 24, 2004
3	Information supplement filed to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange) and uploaded to Hylsmex's website, regarding Hylsamex's new Certificados de Participación Ordinaria (CPOs).	February 24, 2004

Hylsamex S.A. de C.V.
File No. 82-4252

EXHIBIT 6



File No. 82-4252

March 24, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ______________________
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex communicates the agreements reached on its March 22, 2004 Annual Shareholders' Meeting.	March 22, 2004
2	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex sends to the Mexican Stock Exchange its Audited Financial Statements for 2003.	March 22, 2004

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: ACUEORDA.ens

Longitud del sobre: 10025 bytes.

Fecha de recepcion: Mar 22 2004 4:13:43:356PM.

Folio de recepcion: 45116.

Los Archivos recibidos son los siguientes:

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BOLSA MEXICANA DE VALORES

LA BOLSA MERCADO DE CAPITALES SOCIEDADES DE INVERSIÓN INSCRIPCIÓN Y PROSPECTOS EMPRESAS EMISORAS MARCO LEGAL SERVICIOS INFORMACIÓN SITIOS I
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Acuerdos de Asamblea Ordinaria Anual de HYLSAMEX, S.A. DE C.V.


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Fecha de Recepción en BMV: 2004-03-22 16:13:00.0

Prefijo:
ACUEORDA

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
ORDINARIA ANUAL

Fecha Celebración:
22/3/2004

Porcentaje de Asistencia:
77.73

Fecha de pago:

Acuerdos:
RESOLUCIÓN PRIMERA:

1. Se aprueba el Informe rendido por el Consejo de Administración en los términos del artículo 172 de la Ley General de Sociedades Mercantiles, acerca de las operaciones realizadas por la Sociedad durante el ejercicio terminado el 31 de diciembre del 2003.

2. Se hace constar que se dio lectura al Informe escrito que en los términos de los artículos 166 fracción IV y 172 de la Ley General de Sociedades Mercantiles, presentó el Comisario de la Sociedad, respecto a la información anual que presenta a los accionistas el Consejo de Administración. Adicionalmente, se hace constar que la Sociedad, de conformidad a lo previsto en el Código de Mejores Prácticas Corporativas, ha venido adhiriéndose a las recomendaciones en dicho Código contenidas a través de su controladora Alfa, S.A. de C.V.

3. Por otra parte, se hace constar que el Consejo de Administración informó a la Asamblea, que la Sociedad no realizó operaciones de adquisición de acciones propias durante el ejercicio social terminado al 31 de diciembre del año 2003, ni mantenía en posición propia ninguna de las acciones representativas de su capital social.

RESOLUCIÓN SEGUNDA:

Se toma nota que la cuenta de resultados del ejercicio social 2003, arrojó una pérdida neta de $834'701,255 la cual se compone de las siguientes partidas:

Participación en las pérdidas netas
de las Subsidiarias: $175'974,139

Más:
Pérdidas propias de la Sociedad: $658'727,116

Total:
Pérdida Neta del ejercicio social 2003: $834'701,255

2. Respecto de las partidas citadas en el punto anterior se ordena lo siguiente:

(i) aplicar el monto de la Participación en las pérdidas netas de las Subsidiarias, a la cuenta denominada "Participación en el Capital Contable de Subsidiarias"; y

(ii) aplicar el monto de las "Pérdidas Propias de la Sociedad", a la cuenta denominada "Utilidades Pendientes por Aplicar".

3. Por otra parte, se resuelve expresamente en los términos de los artículos 14 Bis 3, fracción I, de la Ley del Mercado de Valores, que el monto máximo de recursos que podrán destinarse a la compra de acciones propias, durante el presente ejercicio social 2004, sea la cantidad de $100'000,000 (cien millones de pesos, moneda nacional); haciéndose constar que la cifra anterior es inferior al saldo total de las utilidades netas de la sociedad, incluyendo las retenidas.

RESOLUCIÓN TERCERA:

1. Se designan a las siguientes personas para integrar el Consejo de Administración de Hylsamex, S.A. de C.V., en calidad de Consejeros Propietarios:

Consejeros:

Lic. Gerardo X. Calderón Rojas
Ing. Alejandro M. Elizondo Barragán
Lic. Álvaro Fernández Garza
Ing. Bernardo Garza de la Fuente
Lic. José Lorenzo Garza Hinojosa
Ing. Dionisio Garza Medina
Ing. Armando Garza Sada
Ing. Eduardo Garza T. Fernández
Ing. Alfonso González Migoya
Lic. Leopoldo Marroquín Morales y
Dr. Rafael Rangel Sostmann

Se acuerda expresamente no designar Consejeros Suplentes.

2. Se designan Comisario Propietario de la Sociedad al señor C.P. Carlos Arreola Enríquez y Comisario Suplente al señor C.P. Juan Manuel Gallardo Olivares.

3. Se designa (i) al señor Ing. Dionisio Garza Medina como Presidente del Consejo de Administración de Hylsamex, S.A. de C.V. y (ii) a los señores Lics. Leopoldo Marroquín Morales y Carlos Jiménez Barrera, para que actúen como Secretario Propietario y Secretario Suplente, respectivamente, del Consejo de Administración de Hylsamex, S.A. de C.V., el último de ellos sin la calidad de consejero.

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: icssific.ens

Longitud del sobre: 89188 bytes.

Fecha de recepcion: Mar 22 2004 5:20:02:763PM.

Folio de recepcion: 45128.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2003 Y 2002
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**29,870,852**	**100**	**29,742,338**	**100**
2	**ACTIVO CIRCULANTE**	**6,601,919**	**22**	**6,233,335**	**21**
3	EFECTIVO E INVERSIONES TEMPORALES	959,431	3	605,545	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	2,368,052	8	2,140,338	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	724,642	2	825,925	3
6	INVENTARIOS	2,478,541	8	2,588,755	9
7	OTROS ACTIVOS CIRCULANTES	71,253	0	72,772	0
8	**LARGO PLAZO**	**674,565**	**2**	**475,494**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	576,514	2
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	669,961	2	(145,384)	0
11	OTRAS INVERSIONES	4,604	0	44,364	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**20,506,784**	**69**	**20,487,208**	**69**
13	INMUEBLES	1,124,128	4	1,123,321	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	38,636,317	129	37,694,872	127
15	OTROS EQUIPOS	198,714	1	199,024	1
16	DEPRECIACION ACUMULADA	19,991,684	67	18,701,317	63
17	CONSTRUCCIONES EN PROCESO	539,309	2	171,308	1
18	**ACTIVO DIFERIDO (NETO)**	**2,087,584**	**7**	**2,546,301**	**9**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**19,368,223**	**100**	**18,564,176**	**100**
21	**PASIVO CIRCULANTE**	**3,599,556**	**19**	**2,885,177**	**16**
22	PROVEEDORES	1,586,829	8	1,321,865	7
23	CREDITOS BANCARIOS	731,624	4	228,120	1
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	101,513	1	89,537	0
26	OTROS PASIVOS CIRCULANTES	1,179,590	6	1,245,655	7
27	**PASIVO A LARGO PLAZO**	**12,074,514**	**62**	**11,896,384**	**64**
28	CREDITOS BANCARIOS	7,479,797	39	7,666,314	41
29	CREDITOS BURSATILES	4,119,830	21	3,965,508	21
30	OTROS CREDITOS	474,887	2	264,562	1
31	**CREDITOS DIFERIDOS**	**3,694,153**	**19**	**3,782,615**	**20**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**10,502,629**	**100**	**11,178,162**	**100**
34	**PARTICIPACION MINORITARIA**	**1,868,615**	**18**	**1,843,282**	**16**
35	**CAPITAL CONTABLE MAYORITARIO**	**8,634,014**	**82**	**9,334,880**	**84**
36	**CAPITAL CONTRIBUIDO**	**5,869,123**	**56**	**5,869,123**	**53**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	4,975,129	47	4,975,129	45
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	893,994	9	893,994	8
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**2,764,891**	**26**	**3,465,757**	**31**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,542,454	91	9,685,574	87
43	RESERVA PARA RECOMPRA DE ACCIONES	109,904	1	109,904	1
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(6,052,766)	(58)	(5,569,524)	(50)
45	**RESULTADO NETO DEL EJERCICIO**	(834,701)	(8)	(760,197)	(7)

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2002**

ESTADO DE SITUACION FINANCIERA
AL 31 DE DICIEMBRE DE 2003 Y 2002
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

INFORMACION DICTAMINADA (Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**959,431**	**100**	**605,545**	**100**
46	EFECTIVO	252,506	26	91,918	15
47	INVERSIONES TEMPORALES	706,925	74	513,627	85
18	**CARGOS DIFERIDOS**	**2,087,584**	**100**	**2,546,301**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,679,954	80	1,769,890	70
49	CREDITO MERCANTIL	19,536	1	35,020	1
50	IMPUESTOS DIFERIDOS	63,778	3	433,580	17
51	OTROS	324,316	16	307,811	12
21	**PASIVO CIRCULANTE**	**3,599,556**	**100**	**2,885,177**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,248,724	35	588,702	20
53	PASIVOS EN MONEDA NACIONAL	2,350,832	65	2,296,475	80
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,179,590**	**100**	**1,245,655**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	80,258	7	80,761	6
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,099,332	93	1,164,894	94
27	**PASIVO A LARGO PLAZO**	**12,074,514**	**100**	**11,896,384**	**100**
59	PASIVO EN MONEDA EXTRANJERA	12,074,514	100	11,896,384	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,119,830**	**100**	**3,965,508**	**100**
61	OBLIGACIONES	3,370,799	82	3,216,774	81
62	PAGARE DE MEDIANO PLAZO	749,031	18	748,734	19
30	**OTROS CREDITOS**	**474,887**	**100**	**264,562**	**100**
63	OTROS CREDITOS CON COSTO	474,887	100	264,562	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,694,153**	**100**	**3,782,615**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,384,801	65	2,604,545	69
67	OTROS	1,309,352	35	1,178,070	31
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,052,766)**	**100**	**(5,569,524)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,052,766)	(100)	(5,569,524)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	3,002,363	3,348,158
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,309,352	1,178,069
74	NUMERO DE FUNCIONARIOS (*)	185	197
75	NUMERO DE EMPLEADOS (*)	2,594	2,610
76	NUMERO DE OBREROS (*)	4,440	4,400
77	NUMERO DE ACCIONES EN CIRCULACION (*)	506,340,463	506,340,463
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**15,976,924**	**100**	**14,016,947**	**100**
2	COSTO DE VENTAS	14,084,275	88	12,066,632	86
3	**RESULTADO BRUTO**	**1,892,649**	**12**	**1,950,315**	**14**
4	GASTOS DE OPERACION	1,197,730	7	1,193,460	9
5	**RESULTADO DE OPERACION**	**694,919**	**4**	**756,855**	**5**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,548,184	10	1,666,568	12
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(853,265)**	**(5)**	**(909,713)**	**(6)**
8	OTRAS OPERACIONES FINANCIERAS	36,146	0	454,240	3
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(889,411)**	**(6)**	**(1,363,953)**	**(10)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	228,092	1	(527,684)	(4)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(1,117,503)**	**(7)**	**(836,269)**	**(6)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	299,639	2	(97,717)	(1)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(817,864)**	**(5)**	**(933,986)**	**(7)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(817,864)**	**(5)**	**(933,986)**	**(7)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(817,864)**	**(5)**	**(933,986)**	**(7)**
19	PARTICIPACION MINORITARIA	16,837		(173,789)	(1)
20	**RESULTADO NETO MAYORITARIO**	**(834,701)**	**(5)**	**(760,197)**	**(5)**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**15,976,924**	**100**	**14,016,947**	**100**
21	NACIONALES	12,370,863	77	11,062,226	79
22	EXTRANJERAS	3,606,061	23	2,954,721	21
23	CONVERSION EN DOLARES (***)	317,141	2	253,385	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,548,184**	**100**	**1,666,568**	**100**
24	INTERESES PAGADOS	1,105,310	71	1,236,014	74
25	PERDIDA EN CAMBIOS	1,091,684	71	1,369,817	82
26	INTERESES GANADOS	66,364	4	113,701	7
27	GANANCIA EN CAMBIOS	142,058	9	208,754	13
28	RESULTADO POR POSICION MONETARIA	(469,841)	(30)	(656,465)	(39)
42	PERDIDA EN ACTUALIZACION DE UDI'S	29,453	2	39,657	2
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**36,146**	**100**	**454,240**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	36,146	100	454,240	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**228,092**	**100**	**(527,684)**	**100**
32	I.S.R.	210,823	92	(548,905)	(104)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	17,269	8	21,221	4
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	0	0
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	15,976,924	14,016,947
39	RESULTADO DE OPERACION (**)	694,919	756,855
40	RESULTADO NETO MAYORITARIO (**)	(834,701)	(760,197)
41	RESULTADO NETO (**)	(817,864)	(933,986)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**4,029,932**	**100**	**3,735,410**	**100**
2	COSTO DE VENTAS	3,555,896	88	3,198,832	86
3	**RESULTADO BRUTO**	**474,036**	**12**	**536,578**	**14**
4	GASTOS DE OPERACION	281,914	7	305,700	8
5	**RESULTADO DE OPERACION**	**192,122**	**5**	**230,878**	**6**
6	COSTO INTEGRAL DE FINANCIAMIENTO	418,043	10	248,180	7
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(225,921)**	**(6)**	**(17,302)**	**0**
8	OTRAS OPERACIONES FINANCIERAS	49,171	1	278,173	7
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(275,092)**	**(7)**	**(295,475)**	**(8)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	450,502	11	150,850	4
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(725,594)**	**(18)**	**(446,325)**	**(12)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	91,595	2	(128,322)	(3)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(633,999)**	**(16)**	**(574,647)**	**(15)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(633,999)**	**(16)**	**(574,647)**	**(15)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(633,999)**	**(16)**	**(574,647)**	**(15)**
19	PARTICIPACION MINORITARIA	8,433		(178,578)	(5)
20	**RESULTADO NETO MAYORITARIO**	**(642,432)**	**(16)**	**(396,069)**	**(11)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**4,029,932**	**100**	**3,735,410**	**100**
21	NACIONALES	3,219,633	80	2,813,969	75
22	EXTRANJERAS	810,299	20	921,441	25
23	CONVERSION EN DOLARES (***)	146,935	4	78,672	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**418,043**	**100**	**248,180**	**100**
24	INTERESES PAGADOS	286,449	69	287,376	116
25	PERDIDA EN CAMBIOS	367,226	88	185,559	75
26	INTERESES GANADOS	13,100	3	28,151	11
27	GANANCIA EN CAMBIOS	50,240	12	34,872	14
28	RESULTADO POR POSICION MONETARIA	(184,915)	(44)	(175,502)	(71)
42	PERDIDA EN ACTUALIZACION DE UDI'S	12,623	3	13,770	6
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**49,171**	**100**	**278,173**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	49,171	100	278,173	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**450,502**	**100**	**150,850**	**100**
32	I.S.R.	449,957	100	147,767	98
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	545	0	3,083	2
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(817,864)**	**(933,986)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,165,823	1,144,911
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**347,959**	**210,925**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	47,905	(1,524,733)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**395,864**	**(1,313,808)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	656,336	(888,616)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(30,101)	2,711,073
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**626,235**	**1,822,457**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(668,213)**	**(303,686)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	353,886	204,963
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	605,545	400,582
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	959,431	605,545

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,165,823**	**1,144,911**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,365,825	1,289,257
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	115,469	114,182
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(315,471)	(258,528)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**47,905**	**(1,524,733)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(184,823)	(400,629)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	10,593	(547,071)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	27,334	(640,515)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	264,963	350,316
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(70,162)	(286,834)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**656,336**	**(888,616)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	35,506	39,856
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	491,235	10,141,422
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	33,987	24,398
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(251,086)	(8,657,204)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	154,282	(2,676,751)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	192,412	239,663
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(30,101)**	**2,711,073**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(30,101)	2,711,073
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(668,213)**	**(303,686)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	3,448	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(580,463)	(215,861)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(91,198)	(87,825)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(5.12)	%	(6.66)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(9.67)	%	(8.14)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(2.74)	%	(3.14)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(57.45)	%	(70.29)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.53	veces	0.47	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.78	veces	0.68	veces
8	ROTACION DE INVENTARIOS (**)	5.68	veces	4.66	veces
9	DIAS DE VENTAS POR COBRAR	46	días	48	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	8.58	%	10.13	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	64.84	%	62.42	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.84	veces	1.66	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	68.79	%	67.25	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	58.88	%	58.07	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.63	veces	0.61	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.82	veces	0.76	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.83	veces	2.16	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.15	veces	1.26	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.34	veces	0.34	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	26.65	%	20.99	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	2.18	%	1.50	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	0.30	%	(10.88)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	0.36	veces	(1.06)	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	104.81	%	(48.76)	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(4.81)	%	148.76	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	86.87	%	71.08	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(1.65)	$	(1.50)
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00	$	.00
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(1.65)	$	(1.50)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00	$	.00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00	$	.00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	17.05	$	18.44
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.00
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		.40 veces		.34 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		(4.09) veces		(4.22) veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00 veces		.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$ (8,162,776)
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	2,015,045
IMPUESTO DIFERIDO EN CAPITAL	94,965
TOTAL	$ (6,052,766)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

A Nuestros Accionistas
En 2003, Hylsamex avanzó en la implementación de su plan estratégico de crecimiento en productos de valor agregado. Asimismo, su desempeño financiero le permitió avanzar en su objetivo de reducción de deuda.

Se registraron incrementos en precios de venta y en costos variables, siguiendo las tendencias de los mercados internacionales y se logró una reducción en los costos fijos.

Los resultados alcanzados se sustentaron, como en años anteriores, en el esfuerzo y la dedicación del personal.

Operaciones
El elevado consumo de acero en China y la recuperación económica mundial, impulsaron el crecimiento de la demanda global de acero y crearon condiciones favorables para las empresas acereras, sobre todo en la primera parte del año.

El mejor entorno internacional permitió a la industria siderúrgica mexicana compensar el débil crecimiento económico del país. Durante 2003, la demanda nacional de acero creció 5%, la producción de acero líquido 8% y la de productos terminados 7%.

Por su parte, las importaciones de acero disminuyeron 6%, pero su participación en el consumo nacional siguió siendo significativa al ubicarse en 25%.

Hylsamex registró un volumen de ventas totales por 2.9 millones de toneladas, 4% superior al del año anterior. Los precios en dólares crecieron 3% y los productos de alto valor agregado representaron 62% del total.

En el mercado nacional se vendieron 2.3 millones de toneladas, para un crecimiento de 3%. Dadas las mejores condiciones de los mercados internacionales, las exportaciones crecieron 9% en volumen y 15% en valor, para un total de 637 mil toneladas y US$ 327 millones, respectivamente. La participación de las ventas al exterior en el total fue de 22%.

La estrategia permanente de la empresa de reducir costos y gastos siguió rindiendo resultados favorables. Por ejemplo, en comparación con 2002, los costos y gastos fijos en dólares por tonelada disminuyeron 5%. Sin embargo, el renglón de costos variables sufrió un incremento de 10%, debido principalmente al fuerte aumento de precio del gas natural y su impacto en el alza de la electricidad, así como por los mayores precios de la chatarra.

Finanzas
Debido al incremento de volumen y a la mejoría de los precios, los ingresos de Hylsamex en el año crecieron 14%, con un total de 15,977 millones; la utilidad de operación fue de 695 millones, 8% menor debido al aumento en costos de los energéticos y la chatarra.

El flujo de efectivo fue de US$ 187 millones, 5% menor que el de 2002. A pesar de lo anterior, el desempeño de la empresa -medido por el flujo de efectivo en

dólares por
tonelada- se mantuvo entre los mejores de Norteamérica.

Durante 2003, Hylsamex invirtió US$ 55 millones en activos fijos, con el fin de aumentar su participación en productos de alto valor agregado. La mayor parte de los recursos, 56% del total, se concentró en las ampliaciones de capacidad en Galvak, mismas que en su mayoría entraron en operación.

También se destinaron recursos para aprovechar las reservas de mineral de hierro del Consorcio Minero Benito Juárez - Peña Colorada, al igual que para mantener las instalaciones productivas en condiciones óptimas.

Para mejorar el perfil de su deuda, se logró el refinanciamiento exitoso de un crédito de su subsidiaria Hylsa. La operación consistió en el intercambio de un pagaré de mediano plazo por un nuevo certificado bursátil que amplía el plazo.

La generación de flujo permitió una reducción de US$ 42 millones de la deuda neta de Hylsamex, para ubicarse en US$ 1,014 millones al cierre de 2003. En cuanto a los indicadores financieros, la cobertura de intereses mejoró, pasando de 1.8 a 2.0 veces, mientras que la razón de deuda neta de caja a flujo de efectivo se mantuvo en 5.4 veces.

Estrategia
El principal reto de Hylsamex en 2003 fue hacer frente a los incrementos de precio que sufrieron algunos de los principales elementos de costo, como el gas natural y la chatarra.

Para contrarrestar dicho impacto negativo, nuestras subsidiarias han venido implementando importantes programas de ahorro en el consumo de energéticos, así como de substitución del gas natural por otros combustibles de menor costo.

De hecho, Hylsamex ha venido trabajando en el desarrollo de una nueva tecnología, que permita el consumo de energéticos alternos en la producción de fierro esponja. De los experimentos en laboratorio, se ha pasado a pruebas en una planta piloto. Si se confirman las ventajas económicas de la nueva tecnología, se podría implementar a
escala industrial, para reducir el costo e incrementar la flexibilidad en el uso de energéticos.

Galvak reforzó su liderazgo comercial, al arrancar exitosamente varios proyectos de inversión de productos de alto valor agregado, que le permiten incrementar la capacidad de producción. También se autorizó una inversión para fabricar perfiles, proyecto que deberá arrancar en 2004.

La empresa asociada no consolidada, Siderúrgica del Orinoco (SIDOR) también se vio favorecida por las mejores condiciones del mercado internacional.

En junio de 2003, SIDOR concluyó el proceso de reestructuración de su deuda, al lograr un acuerdo satisfactorio con los acreedores financieros y el gobierno venezolano. De esta forma, la empresa cuenta ahora con una estructura financiera sana, que le permitirá aprovechar mejor su excelente posición competitiva.

Perspectivas
El 19 de enero de 2004, la empresa ALFA, S. A de C. V. anunció la decisión de

reducir su inversión en Hylsamex como parte de la estrategia que ha venido desarrollando
desde 2001 para generar más valor a sus accionistas. Dicha decisión fue aprobada por una Asamblea Extraordinaria de Accionistas de ALFA que se llevó a cabo el 4 de febrero.

La primera etapa del proceso consiste en la entrega a los accionistas de ALFA del 38.97% del capital de Hylsamex, a través de la emisión de títulos valor conocidos como Certificados de Participación Ordinaria (CPO´s). La segunda etapa tendrá lugar en el primer trimestre de 2005, y consistirá en la entrega de nuevos CPO´s hasta por el
51% restante del capital social de la empresa.

Una vez que ambas etapas tengan lugar, Hylsamex se convertirá en una empresa totalmente pública. Esto permitirá que las instituciones financieras y el público
inversionista tengan una mejor valuación de la compañía, incrementando sus posibilidades de acceso a los mercados de capital.

Hylsamex, por su parte, también celebró el 4 de febrero una Asamblea Extraordinaria de Accionistas para adecuar sus estatutos sociales a las nuevas condiciones de operación.

La situación de la compañía es buena. La capitalización realizada hace un año mejoró su condición financiera, mientras que las reducciones de costos y gastos han
fortalecido su competitividad. Lo anterior, aunado a su estrategia de productos de valor agregado y su excelente servicio al cliente, son las bases que le permitirán a
Hylsamex mantener su liderazgo en la industria siderúrgica.

En el corto plazo, se espera que la recuperación económica mundial, particularmente las de los EEUU y México se consoliden. También, que China continue demandando cantidades substanciales de productos de acero.

Ante este entorno favorable, Hylsamex deberá incrementar de manera importante sus resultados operativos y financieros, al capitalizar su posición competitiva. Esto le permitirá mejorar su estructura financiera y seguir consolidando su liderazgo.

Además, continuará la campaña para reducir costos y gastos y asegurará el arranque exitoso de las ampliaciones de Galvak.

Con lo anterior, en 2004 Hylsamex espera seguir avanzando en sus objetivos prioritarios de disminución de deuda y mayor generación de valor para sus accionistas.

El Consejo de Administración, como siempre, agradece el apoyo y el voto de confianza de los accionistas, clientes, proveedores y la comunidad financiera por los resultados alcanzados durante 2003 y espera seguir contando con ellos, pues serán elementos clave en esta nueva etapa de Hylsamex.

Análisis de la Administración Sobre los Resultados de 2003

RESUMEN
Hylsamex registró resultados operativos estables durante 2003, dado que la

generación de EBITDA estuvo distribuida uniformemente en el año, a pesar de la volatilidad observada en los precios internacionales y demanda del acero, y el mayor costo de ciertos insumos. El ingreso por tonelada alcanzó US$502/tonelada, un incremento de 3% comparado con 2002. De manera similar, el volumen anual de ventas aumentó 4% a 2,889,300 toneladas. La Compañía registró otro año de sólidos volúmenes de exportación, ya que los embarques al extranjero fueron los más altos en los últimos 8 años. El EBITDA de Ps.2,061 millones (US$187 millones) fue ligeramente mayor que el obtenido en 2002, y ayudó a que la Compañía lograra disminuir su deuda neta en US$42 millones para llegar a un saldo de US$1,014 millones al 31 de diciembre de 2003.

El siguiente reporte contiene información auditada para 2003 y deberá ser leído junto con la Carta a los Accionistas, el Informe de Operaciones, los Estados Financieros Auditados y con la información suplementaria. La información se presenta en Pesos constantes al 31 de diciembre de 2003; ciertas cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de período.

Debido a un nivel similar de EBITDA en relación al 2002, la situación financiera de la Compañía permaneció estable. El apalancamiento, medido por Deuda Neta a EBITDA, fue de 5.44x, virtualmente sin cambios comparado con el 5.36x registrado a fines de 2002. La cobertura de gastos financieros creció a 2.0x,de las 1.8x reportadas en 2002.
Durante el año, Hylsamex tomó pasos para mejorar su perfil financiero, incluyendo el refinanciamiento exitoso de un crédito en Hylsa. Un 91.18% de los tenedores del Pagaré a Mediano Plazo de Hylsa con vencimiento en 2007 lo intercambiaron por un nuevo Certificado Bursátil pagadero en 2008, representando 203.7 millones de UDIs (US$60.4 millones; asumiendo un tipo de cambio de Ps.11.30/US$).
Hylsamex permanece prudentemente optimista para 2004, como resultado de las tendencias de precio y volumen anteriormente explicadas. Además, Galvak -la subsidiara que produce acero recubierto-reforzó su posición en mercados de gran potencial, completando la instalación de cuatro líneas de procesamiento y abriendo tres centros de distribución en Norte América para hacer frente a la demanda, con otros cuatro centros que se abrirán en el futuro cercano.

MERCADO DE ACERO
La industria del acero en el mundo vivió un año dinámico en 2003. A principios del año, un crecimiento inusual en la demanda de acero en el Lejano Oriente seguido por un paro repentino en las compras, originó una burbuja en los precios internacionales que pronto reventó. Sin embargo, desde el 3T03, el crecimiento económico en Asia aunado a la evidencia clara de una recuperación en E.U., han estimulado fuertemente la demanda mundial de acero. Así, el 4T03 vio un mercado de acero apretado y robusto, con tendencias de precio ascendentes en todos los productos, y que continúa en lo que va de 2004. La cancelación adelantada de los aranceles al acero de la Sección 201 en E.U. no ha tenido impacto alguno en los precios en Norte América, ya que la demanda del Lejano Oriente ha ayudado a estabilizar la demanda y oferta mundial, y la debilidad del dólar hace las importaciones menos atractivas. Adicionalmente, desde fines del 4T03, Hylsamex de nuevo ha encontrado oportunidades de exportación debido al alza en precios. Por el contrario, poco crecimiento fue observado en 2003 en los mercados domésticos de acero en los que la Compañía participa.

Como se mencionó, el mercado doméstico de acero mostró poco dinamismo, debido

al lento crecimiento económico de México. De acuerdo a información oficial de la Cámara Nacional de la Industria del Hierro y del Acero ("Canacero"), la demanda
doméstica de acero plano-lámina rolada en caliente y lámina rolada en frío que son relevantes para Hylsamex-solamente creció 2% en relación a 2002. Sin embargo, las importaciones de lámina rolada en caliente y lámina rolada en frío cayeron 15% en el año, ya que la demanda de Asia absorbió la producción de acero de países tradicionalmente exportadores. Como consecuencia, en México la producción de lámina rolada en caliente y lámina rolada en frío alcanzó 4.5 millones de toneladas, que es un aumento anual de 5%, debido a que los productores domésticos recuperaron participación de mercado de las importaciones.

VOLUMEN DE VENTAS
Hylsamex vendió 2,889,300 toneladas de productos de acero durante 2003,un aumento de 4% relativo a las 2,777,500 toneladas vendidas en 2002.Los embarques de productos planos-que consisten de lámina rolada en caliente y en frío, productos tubulares y acero recubierto- aumentaron 3% o 60 mil toneladas, mientras que la venta de productos largos creció 5% o 52 mil toneladas en el año.

Los embarques domésticos para el año totalizaron 2,252,800 toneladas,3% superiores que las 2,195,600 toneladas registradas en 2002. El incremento se derivó de mayor venta de ciertos productos planos y mayor tonelaje vendido de billet, un producto largo semi-terminado. Las otras categorías principales de productos de acero permanecieron en niveles similares al año de 2002.

Hylsamex registró otro año de sólidas exportaciones, impulsadas por la demanda asiática y el repunte económico en Norte América a fines del año. La Compañía reportó el más alto tonelaje de exportación en 8 años. Los embarques de exportación totalizaron 636,500 toneladas, creciendo 9% comparados con las 581,900 toneladas vendidas en 2002. La mayor parte de este aumento se debió al crecimiento en embarques de exportación de productos largos, recubiertos y tubulares, ya que la exportación de productos planos reflejó una ligera reducción. Hylsamex exportó 22% del volumen vendido en el año, similar al 21% conseguido en 2002.

INGRESOS
Los ingresos de Hylsamex para el año terminado el 31 de diciembre de 2003 alcanzaron US$1,449 millones (Ps.15,977 millones), 7% superiores que los US$1,356 millones(Ps.14,017 millones) obtenidos en 2002. El ingreso por tonelada medido en dólares para 2003 fue de US$502/tonelada, US$14 ó 3% mayor que el ingreso por tonelada de US$488/tonelada alcanzado en 2002. El ingreso por tonelada en 2003 consistió de un precio promedio de acero de US$459/tonelada y de un US$43/tonelada de contribución de otros ingresos relacionados con el acero. La totalidad de este aumento está asociada a un mayor precio promedio de acero de Hylsamex, que alcanzó US$459/tonelada, US$14 ó 3% superior al nivel de US$445/tonelada logrado en 2002.La contribución por tonelada de otros ingresos relacionados con el acero fue idéntica a la de 2002.

En relación al precio promedio en términos de dólares, Hylsamex obtuvo un aumento de 4% en el precio promedio doméstico, mientras que el precio promedio de exportación se mantuvo sin cambios. La mayoría de este incremento en el precio promedio doméstico fue acreditada a mejoras en el precio de productos largos. Este aumento se registró aun y cuando Hylsamex vendió una mezcla menos rica de producto comparado a 2002, ya que la Compañía duplicó sus embarques de

billet, ventas que sin embargo, fueron acompañadas de un aumento de 14% en el precio promedio de billet. Durante 2003, el precio promedio doméstico ligeramente aumentó en las Divisiones de productos planos, recubiertos y tubulares.

El precio promedio de exportación permaneció sin cambio comparado a 2002,como resultado de un decremento de 3% en el precio de exportación de la División de productos planos, parcialmente compensado por un aumento de 3% en el precio de exportación de productos largos y recubiertos. El precio promedio de exportación también permaneció estable debido a que Hylsamex exportó más tonelaje de productos largos durante el año.

Medido en términos de Pesos, el aumento en ingresos alcanzó 14%,que se compone de un 4% de incremento en embarques y un 10% de crecimiento en ingreso por tonelada (Ps.5,530 en 2003 vs. Ps.5,047 en 2002). Si bien la Compañía fue exitosa al traspasar varios incrementos en precio durante el año en categorías de productos planos y largos, la devaluación de 12% del Peso (comparando el tipo de cambio diario promedio de cada año) también ayudó a realzar los precios medidos en Pesos.

Los ingresos de exportación en 2003 sumaron US$327millones (Ps.3,606 millones), 15% por encima de los US$284 millones (Ps.2,955 millones) registrados en 2002. El aumento se debió a mayores embarques de exportación de productos largos, recubiertos y tubulares.

COSTO DE VENTAS
El costo de ventas para 2003 totalizó US$1,278millones (Ps.14,084 millones), 9% más alto que los US$1,169 millones (Ps.12,067 millones) registrados en 2002. El alza en el
costo de ventas se derivó principalmente de mayores costos de energéticos y chatarra, seguido por un aumento de 4% en volumen vendido, y un precio más alto del acero surtido por terceros requerido para las operaciones de recubiertos. El incremento en el costo de ventas fue disminuido por el efecto positivo de la devaluación de 12% de la divisa local (comparando el tipo de cambio diario promedio de cada año) en elementos del costo ligados al Peso.

Energéticos
Durante el 4T03, la administración vio la oportunidad de monetizar el techo del túnel en US$5.00/MMBtu para los meses de Enero a Octubre de 2004, que cubrían 63%de los requerimientos de gas natural. Como resultado de la transacción, Hylsamex recibirá un descuento de US$0.375/MMBtu en su costo de gas natural de Enero a Octubre de 2004, por 200 contratos mensuales. Por lo tanto, esto se traduce a un beneficio total no realizado de US$7.5 millones.

Gas Natural. El costo efectivo de gas natural para Hylsamex fue de US$4.97/MMBtu en 2003, incrementando 43% comparado con el costo de US$3.48/MMBtu registrado en 2002. En cambio, el precio de referencia de Hylsamex para el gas natural-el índice del Sur de Texas- aumentó 70% en promedio (US$5.14/MMBtu en 2003 comparado con US$3.03/MMBtu en 2002). La estrategia de coberturas de la administración fue efectiva porque aproximadamente 95% de las necesidades anuales de gas natural fueron protegidas con mecanismos que redujeron la volatilidad conectada a los precios "spot"del Sur de Texas a un estrecho túnel entre US$4.95/MMBtu y US$5.25/MMBtu. La Compañía continuamente está monitoreando
y estudiando el mercado de gas natural para administrar su exposición a este insumo. Además, la Compañía activamente implementa coberturas físicas para reducir el consumo de gas natural cuando el costo es alto.

A la fecha de este reporte, el programa de cobertura de gas natural comprende las siguientes posiciones:

2004: 63% de las necesidades de noviembre y diciembre cubiertas con un túnel sin costo entre US$4.1225-5.00/MMBtu contra el precio del Sur de Texas; la Compañía mantiene el piso del túnel en US$4.1225/MMBtu para el 63% de las necesidades de enero a octubre.

2005:32%de los requerimientos anuales cubiertos con un swap a US$4.58/MMBtu, con un techo en US$7.00/MMBtu, contra el precio de Nymex, que históricamente ha sido US$0.20/MMBtu mayor que el precio del Sur de Texas, en promedio.

En una base por tonelada, el costo de ventas en 2003 totalizó US$442/tonelada, aumentando US$21/tonelada o 5% comparado a los US$421/tonelada registrados en 2002. El incremento de US$21/tonelada provino de un aumento de US$27/tonelada en el costo variable, en parte compensado por una reducción de US$6/tonelada en el costo fijo. El mayor costo variable tuvo su origen en precios más altos en 2003 para insumos como energéticos, chatarra, y de acero surtido por terceros para la operación de recubiertos. La disminución en el costo fijo por tonelada se debió al mayor tonelaje vendido que produjo un uso más eficiente de los costos, y también fue causado por el efecto positivo de la devaluación de 12% del Peso en elementos del costo fijo
ligados a la moneda local. En seguida se presenta una explicación del comportamiento durante el año de los elementos importantes del costo de ventas:

Electricidad
El costo de electricidad fue de US¢3.97/KWh, 12% por encima del costo de US¢3.56/KWh observado en 2002. El incremento en el costo de la electricidad fue causado por niveles más altos en los precios internacionales de hidrocarburos. El
aumento fue ligeramente compensado por la devaluación de 12% del Peso y su efecto positivo en la porción del costo del fluido eléctrico ligada a la moneda mexicana.

Carga Metálica
El costo ponderado de la carga metálica de Hylsamex en 2003 fue de US$150/tonelada,16% superior al costo de 2002.El costo de la carga metálica aumentó a causa de un mayor precio de gas natural que impactó el costo del fierro esponja, y también se debió a la tendencia ascendente en el precio de la chatarra durante el año.El costo promedio de producción de fierro esponja en 2003 aumentó US$24/tonelada o 18% comparado con el año anterior. Los precios en 2003 tanto de la chatarra doméstica como de la importada aumentaron de manera similar, en 18% comparado
con el año anterior. La carga metálica de Hylsamex en 2003 estuvo compuesta de 52% fierro esponja y 48% chatarra (doméstica, importada o generada internamente).

GASTOS
Los gastos de operación para 2003 alcanzaron US$109 millones (Ps.1,198 millones),6% menores que los US$116 millones (Ps.1,193 millones) registrados en 2002.Dado que la mayor parte de los gastos de operación están denominados en Pesos, la disminución se debió a la debilidad que mostró la moneda mexicana durante 2003. Adicionalmente, Hylsamex incurrió en menores gastos administrativos como resultado de la cancelación de un impuesto a la nómina anteriormente pagado por la Compañía.

La razón de gastos de operación a ventas disminuyó a 7.5%en 2003,de 8.5% en 2002.

UTILIDAD DE OPERACION
Hylsamex logró una utilidad de operación de US$63 millones (Ps.695millones) durante 2003, reflejando una disminución de 13% comparada a la utilidad de operación de US$72 millones (Ps.757millones) obtenida en 2002.El margen de operación para 2003 fue de 4.3% que se compara con un 5.3% registrado en 2002. La ligera baja en utilidad de operación se deriva de los aumentos en costos de energéticos, metálicos y de acero surtido por terceros para las operaciones de recubierto, que fueron compensados en parte por mayores volúmenes de exportación, una mejora en precios y menores gastos de operación.

FLUJO DE EFECTIVO DE OPERACIÓN
La generación de EBITDA durante 2003 totalizó US$187 millones (Ps.2,061 millones), 5% menor que los US$197 millones (Ps.2,046 millones) alcanzados en 2002. A pesar
de un aumento de 4% en volumen de ventas y mejoras en el precio del acero, alzas significativas en costos variables evitaron que Hylsamex incrementara su generación de EBITDA. En una base por tonelada, EBITDA en 2003 alcanzó S$65/tonelada, una reducción de 9% comparado con el nivel de US$71/tonelada registrado en el año anterior. Hylsamex logró un margen de EBITDA de 12.9% en 2003, que se compara con el 14.5% conseguido en 2002.

Hylsamex generó un flujo de efectivo considerable derivado de la administración del capital de trabajo neto. En 2003, el capital de trabajo neto representó una fuente de efectivo de US$9 millones; en contraste, el capital de trabajo neto en el año anterior significó un uso de efectivo de US$59 millones. Este cambio de US$68 millones se debió primordialmente a un saldo de fin de año de inventario virtualmente constante en 2003 comparado con el año anterior, y en menor grado, a un aumento anual en pasivos de capital de trabajo.

RESULTADO INTEGRAL DE FINANCIAMIENTO
La Compañía reconoció un costo financiero neto de US$141 millones (Ps.1,548millones) en 2003, que se compara con un costo financiero neto de US$161 millones (Ps.1,667
millones) registrado en 2002.Una parte considerable de la variación se relaciona con menores gastos financieros en 2003, comparado con los gastos financieros de 2002
que incluyen siete meses de saldos de deuda pre-reestructuración. Dado que la inflación doméstica fue similar en 2003 y 2002, la reducción anual también se explica por menores pérdidas cambiarias y ganancias monetarias, como resultado de la disminución de deuda en moneda extranjera en 2003 con respecto a 2002, que
también representa una disminución de pasivo monetario.

IMPUESTOS
Hylsamex realizó cargos a resultados deUS$19 millones (Ps.228millones) por impuestos en 2003. En cambio, en 2002 la Compañía acreditó US$53 millones (Ps.528 millones)
en impuestos. El cargo a resultados en 2003 se produjo debido a la cancelación de activos de impuestos diferidos generados en años anteriores, que estimaciones actuales
asumen no serán recuperados.

UTILIDAD (PERDIDA) NETA CONSOLIDADA

En 2003,Hylsamex registró una pérdida neta consolidada de US$72 millones (Ps.818 millones),US$17 millones o 19% menor en relación a la pérdida neta de US$89 millones (Ps.934millones) de 2002. El cambio se debe principalmente a un menor RIF derivado de un reconocimiento más pequeño de pérdidas cambiarias, así como de una menor carga financiera resultante de la reestructuración de la deuda. Adicionalmente, la disminución se produjo por una mayor ganancia por método de participación en los resultados de Sidor, y por cargos especiales a resultados hechos en 2002 y no repetidos en 2003.

INVERSION EN ACTIVO FIJO
La inversión en activo fijo totalizó US$55 millones (Ps.604 millones) en 2003, que se compara con US$21 millones (Ps.222 millones) invertidos en 2002. De la inversión realizada en 2003,US$14 millones (Ps.150millones) fueron erogados en el descapote de mineral en las minas y US$10 millones (US$114 millones) fueron desembolsados en inversiones normales de Hylsa. En Galvak, US$31 millones (Ps.340millones) fueron destinados a avances relacionados con su estrategia de expansión. Galvak instaló exitosamente líneas de producción de acero prepintado, tubería mecánica, transformado y paneles aislados, las cuales añadirán valor al acero galvanizado y por tanto ampliarán la ya de por sí familia de productos de alto valor agregado que maneja la empresa. Adicionalmente, Galvak lanzó una nueva iniciativa de distribución,"Galvacer Américas", abriendo un centro de servicio y distribución en Texas. Debido a excelentes resultados, Galvak expandió su red en Norte América, inaugurando centros de distribución en otras ciudades importantes del Sur de E.U.

DEUDA Y ESTRUCTURA FINANCIERA
La deuda neta de Hylsamex al 31 de diciembre de 2003 alcanzó US$1,014 millones, US$42 millones menor que el saldo de US$1,056 millones que se tenía el 31 de diciembre de 2002. La disminución en deuda neta fue lograda gracias a pequeñas amortizaciones de deuda de largo plazo durante el año y al aumento de US$29 millones en reservas de efectivo derivado de la reducción en el capital de trabajo neto.

Intereses Pagados: Los pagos por intereses en 2003 sumaron US$79 millones (Ps.877 millones), significativamente menores que los US$99 millones (Ps.1,035 millones) pagados en 2002.

Impuestos Pagados: Los impuestos pagados durante el año ascendieron a US$35 millones, moderadamente menores a los US$38 millones erogados en 2002.

Capital de Trabajo Neto (CTN): Para el año terminado el 31 de diciembre de 2003, el CTN representó una fuente de efectivo de US$9 millones, originada por:

Niveles de inventario virtualmente constantes.

Un aumento de US$19 millones (Ps.217millones) en cuentas por cobrar a clientes, derivado principalmente de mayores ventas en Hylsa, y que fue parcialmente compensado por una administración más eficiente de las cuentas por cobrar ya
que la rotación disminuyó a 43 días, comparado a 47 días en 2002.

Un aumento de US$29 millones (Ps.334 millones) en cuentas por pagar a proveedores y otras cuentas por pagar.

Hylsa Exitosamente Intercambia su"Pagaré a Mediano Plazo"por "Certificados Bursátiles"

El 22 de diciembre de 2003,Hylsa-subsidiaria de Hylsamex-anunció que concluyó satisfactoriamente el intercambio de sus Pagarés a Mediano Plazo por Certificados Bursátiles. Esta oferta pública de intercambio fue uno de los compromisos de Hylsa, acordado con los tenedores del Pagaré aMediano Plazo en la Asamblea de Tenedores realizada el 13 de marzo de 2002.

Un 91.18% de los tenedores del Pagaré a Mediano Plazo intercambiaron su instrumento por el Certificado Bursátil, representando 203.7millones de UDIs (US$60.4 millones; asumiendo un tipo de cambio de MXP 11.30/USD). El valor de la Unidad de Inversión al 22 de diciembre fue de 3.348183. El nuevo Certificado Bursátil mantiene la misma tasa de interés real de 8.75%, y tiene vencimientos de principal iguales el 9 de marzo y 9 de septiembre de 2008. Los tenedores que no intercambiaron por Certificados Bursátiles permanecen como titulares del Pagaré a Mediano Plazo con
vencimiento el 9 de marzo de 2007.Tanto el Pagaré a Mediano Plazo como el nuevo Certificado Bursátil mantienen una calificación crediticia de "CCC (mex)"de parte de Fitch Ratings. La culminación exitosa de este intercambio mejoró el perfil de vencimientos de la deuda a largo plazo de Hylsa.

PARTICIPACIÓN EN RESULTADOS DE ASOCIADAS (AMAZONIA)
La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$28 millones (Ps.300 millones) en 2003, revirtiendo la pérdida de US$10 millones (Ps.98 millones) registrada en el año anterior. Los resultados operativos de Sidor mejoraron como resultado de la tendencia positiva en la industria global del acero en 2003.

Situación Financiera y Reestructuración de la Deuda
El 23 de junio de 2003, Hylsamex anunció que Amazonia y Siderúrgica del Orinoco, C.A. (Sidor) alcanzaron un acuerdo con sus acreedores financieros y con el gobierno venezolano relacionado a la reestructuración de deuda de Sidor y Amazonia.

Según los términos del acuerdo, la deuda financiera de Sidor y Amazonia se reduce de US$1,883millones a US$791 millones; algunos accionistas de Amazonia realizaron una aportación de US$133.5 millones en efectivo en una sociedad recientemente
constituida, para la adquisición y la futura capitalización de la deuda financiera; el gobierno de Venezuela incrementó su participación en Sidor de 30.0% a 40.3%.

Se liberaron todas las garantías otorgadas por los accionistas de Amazonia reemplazándolas por gravámenes sobre los activos fijos de Sidor que, junto con las acciones de Amazonia y las de esta última en Sidor, fueron otorgados en garantía al gobierno venezolano y a los acreedores financieros. Adicionalmente, una porción del flujo libre excedente (determinado de acuerdo a una fórmula acordada en la reestructuración) será aplicado para repagar deuda financiera de Sidor y el remanente se distribuirá al gobierno de Venezuela y a la Compañía de nueva creación a que se hace referencia arriba.

Hylsamex participó en esta reestructuración, primero, a través de su empresa controladora, Alfa, S.A. de C.V., la cual realizó una aportación total en efectivo de US$15.0 millones de dólares a la sociedad recientemente constituida (recibiendo nueva deuda convertible a cambio) y segundo, capitalizando en Amazonia deuda convertible emitida anteriormente por Amazonia por un monto de US$41.5 millones
más los intereses acumulados correspondientes. La participación de Hylsamex en Amazonia después de la capitalización de la deuda convertible es de 36.73%.

Eventualmente, cuando ocurra la capitalización de la totalidad de la nueva deuda convertible, la participación de Hylsamex se reducirá a 12.0%y la contribución directa
de Alfa resultará en una participación de ésta en Amazonia de 7.5%.

Como resultado de la reestructuración, la deuda financiera de Sidor queda compuesta de tres tramos, uno de US$350.5 millones que será amortizado en 8 años con un año
de gracia, otro de US$26.3 millones con amortización en 12 años con un año de gracia y el tramo restante de US$368.6 millones que será amortizado en 15 años con uno de gracia. Además, la deuda que mantenía Sidor con ciertos proveedores del estado venezolano fue fijada en US$45.4 millones a ser pagados durante los próximos cinco años.

Como resultado de este acuerdo, Alfa e Hylsamex mantienen una participación accionaria en un negocio con costos competitivos y una mejor estructura financiera.

Liquidez
Hylsamex terminó el año 2003 con reservas de efectivo de US$85 millones (Ps.959 millones),que se comparan con el saldo de US$56 millones (Ps.606 millones) registrado
al 31 de diciembre de 2002. El aumento en reservas de efectivo se derivó de fondos liberados a través de una reducción en el capital de trabajo neto, así como un flujo de efectivo interno ligeramente mayor. Además, en los primeros días de octubre Hylsa pagó el saldo de US$10 millones de su línea de crédito revolvente de US$40 millones, la cual no ha sido utilizada desde entonces. En 2004,Hylsamex enfrenta vencimientos de deuda a largo plazo de US$65 millones (US$35 millones corresponden a Hylsa,
mientras que US$30 millones pertenecen a Galvak).

OTROS EVENTOS RELEVANTES
Hylsamex Será Empresa Independiente
El 4 de febrero de 2004, el accionista mayoritario de Hylsamex, Alfa, S.A. de C.V., que posee el 89.97% de las acciones de la Compañía, realizó una asamblea general
extraordinaria de accionistas, donde la propuesta para desincorporar a Hylsamex de su portafolio de empresas fue aprobada. Hylsamex también celebró una asamblea general extraordinaria de accionistas el 4 de febrero de 2004, donde fue aceptada la propuesta de modificar algunos de los estatutos sociales de la empresa para adecuarse a esta nueva situación de empresa totalmente independiente. Como resultado de estas resoluciones, Alfa distribuirá entre sus accionistas su participación en el capital social de Hylsamex, mediante la entrega de títulos valor conocidos como Certificados de Participación Ordinaria (CPOs), los cuales representan dichas acciones. Estos nuevos instrumentos han sido registrados y listados en la Bolsa
Mexicana de Valores.

El proceso de desincorporación se realizará en dos etapas. Primero, el 25 de febrero de 2004,Alfa distribuyó a sus accionistas CPOs que representan el 38.97% del capital
de Hylsamex. La segunda etapa se llevaría a cabo durante el primer trimestre del 2005, cuando se entregarían CPOs por el 51% restante del capital de Hylsamex.

Hechos Recientes en Gas Natural

Después de mostrar una volatilidad ascendente, los precios del gas natural retrocedieron a niveles alrededor de los registrados en el 4T03.

Para enero de 2004, el precio de gas natural del Sur de Texas fue fijado en US$5.805/MMBtu (correspondiente a un precio Henry Hub de US$6.15/MMBtu). Gracias a la monetización parcial del techo del túnel-mencionada en la sección de Costo de Ventas-el costo para Hylsamex de los primeros 200 contratos de consumo será deUS$5.43/MMBtu, v.g. el precio de Sur de Texas menos el descuento de US$0.375/MMBtu. El consumo de enero en exceso de 200 contratos tendrá un costo a precio de mercado.

Para febrero de 2004, el precio de gas natural del Sur de Texas fue fijado en US$5.285/MMBtu (se relaciona a un precio Henry Hub de US$5.77/MMBtu).De nuevo, para los primeros 200 contratos de consumo durante el mes y como resultado de la monetización parcial del techo, el costo para Hylsamex será de US$4.91/MMBtu, v.g. el precio de Sur de Texas menos el descuento de US$0.375/MMBtu. El consumo de febrero en exceso de 200 contratos tendrá un costo a precio de mercado.

Para marzo de 2004, el precio de gas natural del Sur de Texas fue fijado en US$4.805/MMBtu (se relaciona a un precio Henry Hub de US$5.15/MMBtu).De nuevo, para los primeros 200 contratos de consumo durante el mes y como resultado de la monetización parcial del techo, el costo para Hylsamex será de US$4.43/MMBtu, v.g. el precio de Sur de Texas menos el descuento de US$0.375/MMBtu. El consumo de marzo en exceso de 200 contratos tendrá un costo a precio de mercado.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2003 COMPARATIVOS CON 2002

Millones de pesos de poder adquisitivo del 31 de diciembre de 2003
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control.

El 25 de noviembre de 2003 el Consejo de Administración de ALFA aprobó realizar una reestructuración corporativa relevante consistente en la desinversión en HYLSAMEX la cual se llevará a cabo a través de dos reducciones sucesivas e independientes del capital social y contable de ALFA mediante la entrega a sus accionistas de la totalidad de las acciones de HYLSAMEX propiedad de aquella, la primera en 2004 y la segunda durante el primer trimestre de 2005. La decisión anterior fue ratificada por los accionistas de ALFA en asamblea general extraordinaria celebrada el 4 de febrero de 2004. La desinversión antes mencionada no tiene efecto alguno en los estados financieros consolidados de HYLSAMEX, quien dejará de ser subsidiaria de ALFA a partir de la fecha en que se concluya la desinversión de referencia.

Las acciones de HYLSAMEX propiedad de ALFA se encuentran otorgadas en garantía desde julio de 2002 a través de un Contrato de Caución Bursátil celebrado con un grupo de bancos acreedores de HYLSAMEX para facilitar la reestructuración de los créditos a cargo de HYLSAMEX. ALFA e HYLSAMEX han obtenido la autorización de los bancos acreedores a efecto de consumar la transacción bajo el esquema mencionado en el párrafo anterior.

Al 31 de diciembre las principales subsidiarias y asociada son:

	% de tenencia (a)	
	2003	2002
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V.	100	100
Hylsa Norte, S. A. de C. V.	100	100
Pegi, S. A. de C. V. (Pegi) (b)	52	52
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada) (c)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Prosima Servicios, S. A. de C. V. (d)	100	
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Química Técnica Avanzada, S. A. de C. V. (e)	100	

Transamerica E. & I., Corp. 100 100
Ferropak Servicios, S. A. de C. V. 100 100
Ferropak Comercial, S. A. de C. V. 100 100

Galvak, S. A. de C. V. (GALVAK) y subsidiarias: 100 100
Galvak Servicios S. A. de C. V. (d) 100
Metal Building Solutions, S. A. de C. V. (f) 100
Galvacer America, Inc. 100 100
Galvacer Chile, S. A. 100 100
Galvacer Costa Rica, S. A. 100 100
Acerex, S. A. de C. V. 51 51
Acerex Servicios, S. A. de C. V. 100 100
Ferropción, S. A. de C. V. (antes Galvanet, S. A. de C. V.) 100 100

Hylsa Latin, LLC. (Hylsa Latin) y asociadas: 100 100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) (g) 37 37
Siderúrgica del Orinoco, C. A. (Sidor) 60 70

Express Anáhuac Operadora, S. A. de C. V. 100 100
Express Anáhuac, S. A. de C. V. (EXXAN) (h) 100

Express Anáhuac Inmobiliaria, S. A. de C. V. 100 100

Express Anáhuac Servicios, S. A. de C. V. (EXXAN Servicios) 100 100
Express Anáhuac, S. A. de C. V. (h) 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) El 17 de diciembre de 2002 los accionistas de Pegi acordaron iniciar el proceso de liquidación de la entidad. Los efectos derivados fueron reconocidos en los resultados de 2002.

(c) En febrero de 2003 los accionistas de Peña Colorada aprobaron la escisión de la misma. A la fecha de emisión de estos estados financieros está pendiente la formalización de los acuerdos a través del acta correspondiente.

(d) En noviembre de 2003 se constituyeron Prosima Servicios, S. A. de C. V. y Galvak Servicios, S. A. de C. V., cuya principal actividad es proporcionar servicios administrativos a partes relacionadas.

(e) En julio de 2003 se constituyó Química Técnica Avanzada, S. A. de C. V., cuya principal actividad es la transformación de energéticos en estado gaseoso a estado líquido, para su venta a partes relacionadas.

(f) En noviembre de 2003 se constituyó Metal Building Solutions, S. A. de C. V., cuya principal actividad es proporcionar servicios relacionados en el ramo de la construcción.

(g) Hasta junio de 2003, Amazonia era propietaria del 70% del capital común de Sidor, empresa venezolana. Sin embargo, con motivo de la reestructura bancaria de Amazonia y de Sidor, a partir de esa fecha Amazonia posee el 60% del capital social de Sidor (véase Nota 5).

(h) A partir de diciembre de 2003, EXXAN Servicios posee la mayoría de las acciones representativas del capital social de EXXAN.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2003.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 106.996, 102.904 y 97.354 al 31 de diciembre de 2003, 2002 y 2001, respectivamente (segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Efectivo y equivalentes de efectivo

La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

b. Inventarios y costo de ventas (Nota 4)

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada (Nota 5)

La inversión en la compañía asociada (véase inciso (g) en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

d. Inmuebles, maquinaria, equipo y depreciación (Nota 6)

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda

extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos
de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados y gastos por colocación de deuda, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro (véase
Nota 9).

g. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

h. Transacciones en divisas y diferencias cambiarias (Nota 7)

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro (Nota 9)

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas

realizadas, se registran directamente en resultados.

k. Resultado integral de financiamiento (Nota 11)

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades (Nota 13)

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. Pérdida por acción

La pérdida por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Pérdida integral

Las transacciones que se registran en las cuentas del capital ganado durante el ejercicio, diferentes a las realizadas entre accionistas, se muestran en el estado de variaciones en el capital contable, bajo el concepto de pérdida integral.

3. SALDOS Y OPERACIONES CON PARTES RELACIONADAS

Los documentos por pagar a largo plazo a ALFA que se muestran en los estados consolidados de situación financiera al 31 de diciembre de 2003, corresponden a servicios corporativos por un importe de $459 ($245 en 2002), los cuales devengan intereses a tasa variable y están subordinados a la deuda bancaria reestructurada. De acuerdo con ciertas cláusulas contenidas en los contratos de créditos bancarios derivados de la reestructura que se describe en la Nota 8, HYLSAMEX y las entidades restringidas no podrán efectuar pagos por concepto de servicios corporativos a ALFA antes del 1o. de julio de 2006 en el caso de GALVAK y hasta el 1o. de marzo de 2009 en el caso de HYLSA.

Los estados consolidados de resultados incluyen cargos por transacciones con partes relacionadas por $438 y $401 por los años que terminaron el 31 de diciembre de 2003 y 2002, respectivamente. Los saldos que se muestran en el estado de situación financiera derivan de las operaciones antes mencionadas.

4. INVENTARIOS

Al 31 de diciembre las cifras de inventarios se integran como sigue:

	2003	2002
Productos terminados	$ 683	$ 573
Productos en proceso	356	390
Materias primas	612	836
Refacciones, herramientas y materiales	828	790
Costo estimado de reposición	$ 2,479	$ 2,589

5. INVERSION EN ACCIONES DE ASOCIADA

Al 31 de diciembre esta inversión se integra como sigue:

	2003	2002
Amazonia / Sidor	$ 670	$ 431
Otras inversiones menores	5	44
	$ 675	$ 475

En junio de 2003 se anunció la culminación de la reestructuración de la deuda de Amazonia / Sidor, asociadas de HYLSAMEX. De conformidad con los términos del acuerdo entre Amazonia / Sidor, un grupo de bancos acreedores y el Gobierno de Venezuela, la deuda total de Amazonia / Sidor se redujo de US$1,883 millones a US$791 millones. Además, otros US$45 millones adeudados por Sidor a organismos del gobierno venezolano se extendieron en su vencimiento cinco años adicionales.

Como parte del acuerdo de reestructuración, los socios de Amazonia contribuyeron una aportación de US$133.5 millones para capitalizar a Sidor.

Por su parte, HYLSAMEX capitalizó la cuenta por cobrar convertible en acciones por US$41 millones, vigente hasta la fecha en que se concluyó la reestructuración antes mencionada, quedando su participación en Amazonia en 36.73%.

Como resultado de la capitalización de Sidor, el gobierno de Venezuela aumentó su participación de 30% a 40.3%. Al ocurrir la capitalización por parte del Gobierno de Venezuela de la deuda subordinada de Amazonia, HYLSAMEX eventualmente reducirá su participación en Amazonia a 12%.

Adicionalmente se logró la cancelación total de las garantías otorgadas por HYLSAMEX y el resto de los socios de Amazonia, mismas que se substituyeron por una garantía en favor del gobierno de Venezuela y los acreedores bancarios de Sidor, consistente en los activos fijos y las acciones de ésta propiedad de Amazonia, así como las acciones de Amazonia misma.

6. INMUEBLES, MAQUINARIA Y EQUIPO

El rubro consolidado comprende lo siguiente:

	2003	2002
Terrenos	$ 1,124	$ 1,124
Activos depreciables	38,637	37,695
Inversiones en proceso y otros activos	738	369
	40,499	39,188
Menos - Depreciación acumulada	19,992	18,701

Valor neto actualizado $ 20,507 $ 20,487

La depreciación cargada a resultados representó tasas anuales promedio de 2.8% en 2003 y 2002.

Al 31 de diciembre de 2003, algunas subsidiarias de la Compañía tenían compromisos de compra de maquinaria y equipo por aproximadamente US$7.4 millones, relativos a los programas de expansión y modernización de sus plantas productivas.

En la Nota 8 se indican los gravámenes que existen sobre los activos fijos.

7. POSICION EN DIVISAS

Al 31 de diciembre de 2003 y 2002 el tipo de cambio fue de 11.23 y 10.31 pesos nominales por dólar americano, respectivamente. Al 1 de marzo de 2004, fecha de emisión de estos estados financieros dictaminados, el tipo de cambio es de 11.07 pesos nominales por dólar.

Las cifras que se muestran a continuación están expresadas en millones de dólares, por ser la moneda extranjera de uso preponderante para las empresas:

	2003	2002
Activos monetarios	US$ 116	US$ 139
Pasivos a corto plazo	(111)	(55)
Pasivos a largo plazo	(1,075)	(1,109)
	(1,186)	(1,164)
Posición monetaria en divisas	(US$ 1,070)	(US$ 1,025)
Activos no monetarios	US$ 1,018	US$ 960

Los activos no monetarios (inventarios, maquinaria y equipo) que antes se mencionan, son aquellos cuya manufactura se realiza fuera de México y se expresan a su valor neto actualizado. También se incluye en este concepto la inversión en acciones en compañía asociada.

A continuación se resumen las cifras de las transacciones en divisas:

	2003	2002
Mercancías y servicios:		
Exportaciones	US$ 317	US$ 253
Importaciones	(243)	(303)
Gasto por intereses, neto	(75)	(77)
Importaciones de maquinaria y equipo	(9)	(2)

8. DEUDA A LARGO PLAZO

Al 31 de diciembre la deuda consolidada a largo plazo comprende lo siguiente:

	2003	2002	Tasa de interés (*) 2003
Préstamos en dólares:			
Eurobonos (a)	$ 3,371	$ 3,217	9.92%
Deuda porción A y B (b)	6,118	5,660	5.15%
Bancarios, garantizados con cuentas por cobrar			

y con los bienes adquiridos (c) 2,049 2,198 3.89%
Certificados bursátiles (d) 683 8.75%
Bancarios, sin garantía 45 36 3.49%
Otros 16 19 3.58%
Préstamo en unidades de inversión (d) 66 749 8.75%
12,348 11,879
Vencimientos a corto plazo (732) (228)
Deuda a largo plazo $ 11,616 $ 11,651
(*) Promedio ponderado de las tasas nominales vigentes al 31 de diciembre de 2003.

Al 31 de diciembre de 2003 los vencimientos de la deuda a largo plazo son como sigue:
2005 $ 1,723
2006 1,396
2007 2,926
2008 1,610
2009 a 2010 3,961
$ 11,616

Los principales acuerdos resultantes de la reestructuración concluida en 2002 se detallan a continuación:

(a) Los eurobonos, por un monto total de US$300 millones, fueron colocados por HYLSA en el extranjero con vencimiento original en 2007 (Bonos 2007). Durante 2002 HYLSA intercambió US$161 millones de sus Bonos 2007 por bonos con vencimiento en 2010, que devengan una tasa del 10.5%. Bonos por US$139 millones no fueron reestructurados en su vencimiento y vencerán en 2007 como originalmente fueron contratados y seguirán devengando intereses al 9.25%.

(b) Deuda a cargo de HYLSA e HYLSAMEX reestructurada en sus vencimientos durante 2002. De este importe, HYLSAMEX sustituyó a HYLSA como deudor por un importe de US$193 millones, los cuales fueron capitalizados posteriormente en HYLSA.

(c) Por estos préstamos existen depósitos de efectivo (efectivo restringido), principalmente en GALVAK, mismos que garantizan los servicios de la deuda reestructurada en 2002. Al 31 de diciembre de 2003 y 2002 estos depósitos ascendían a US$6.3 millones y US$6.2 millones, equivalentes a $71 y $73, respectivamente, y se incluyen en el rubro "Otros activos" en el estado consolidado de situación financiera.

(d) El 19 de diciembre de 2003 la mayoría de los tenedores del Pagaré a Mediano Plazo (PMP) intercambiaron su instrumento por Certificados Bursátiles, representando 203.7 millones de Unidades de Inversión equivalentes a US$60.7 millones, equivalentes a $683. El nuevo Certificado Bursátil mantiene la misma tasa de interés real de 8.75%, y tiene vencimientos de principal al 9 de marzo y 9 de septiembre de 2008. La porción del PMP por $66 que no fue intercambiada por Certificados Bursátiles, mantiene su vencimiento al 9 de marzo de 2007. Esta conversión había sido previamente aprobada en marzo de 2002 por la asamblea de tenedores del PMP.

Como resultado de la reestructuración de deuda de HYLSA en la que HYLSAMEX asumió US$193 millones, HYLSAMEX otorgó en garantía las acciones representativas del capital social de sus subsidiarias HYLSA y GALVAK.

Como parte del proceso derivado de la desincorporación de HYLSAMEX de ALFA

descrito en la Nota 1, ALFA e HYLSAMEX han obtenido la autorización de los bancos acreedores a efecto de consumar dicha transacción.

Los contratos de deuda vigentes contienen ciertas obligaciones a cargo de la Compañía, destacando: (i) restricciones en la distribución de dividendos y pago de servicios corporativos a ALFA, (ii) proporcionar a los acreedores información para la aplicación de flujos de efectivo, (iii) revelar las transacciones efectuadas con partes relacionadas y limitar las mismas, (iv) límites a razones financieras que de no cumplirse en un plazo determinado a satisfacción de los acreedores, podrían considerarse como causa de vencimiento anticipado y (v) limitantes para fusiones, ventas de activos a terceros, contratación de deuda adicional, etc. Al 31 de diciembre de 2003 la Compañía cumplía satisfactoriamente con dichas restricciones y compromisos.

9. ESTIMACION DE REMUNERACIONES AL RETIRO

La valuación de las obligaciones laborales por planes de remuneraciones al retiro, formales e informales, cubre a todos los trabajadores y se basa principalmente en los años de servicio cumplidos por éstos, su edad actual y su remuneración a la fecha de retiro.

Los planes formales de remuneraciones al retiro cubren aproximadamente al 77% de los trabajadores de las empresas, y son congruentes y complementarios a los planes establecidos por el Instituto Mexicano del Seguro Social a este respecto. Adicionalmente, HYLSA tiene establecido un plan de gastos médicos para beneficio de su personal jubilado.

HYLSA ha constituido fondos destinados al pago de remuneraciones al retiro y gastos médicos a través de fideicomisos irrevocables.

A continuación se resumen los principales conceptos financieros consolidados de dichas obligaciones:

	2003	2002
Obligación por beneficios actuales	$ 1,030	$ 958
Pasivo neto actual	$ 999	$ 927
Obligación por beneficios proyectados	$ 1,871	$ 1,706
Activos de los planes a valor de mercado	(31)	(31)
Servicios anteriores no amortizados (pasivo de transición)	(886)	(977)
Variaciones en supuestos y ajustes por experiencia, neto	31	172
Pasivo neto proyectado	985	870
Pasivo adicional (activo intangible)	324	308
Estimación de remuneraciones al retiro	$ 1,309	$ 1,178
Costo neto del año	($ 215)	($ 182)

El costo de los servicios anteriores (pasivo de transición), modificaciones a los planes, variaciones en supuestos y ajustes por experiencia, se amortizan mediante cargos a resultados por el método de línea recta, durante la vida laboral promedio remanente del personal que se espera reciba los beneficios, como sigue:

	2003	2002
Período de amortización:		
Pasivo de transición	11 años	12 años
Variaciones en supuestos y ajustes por experiencia no amortizados	15 años	16 años
Tasa ponderada de descuento (en términos reales)	5%	5%
Rendimiento estimado a largo plazo de		

los activos de los planes (en términos reales) 6% 6%

10. CAPITAL CONTABLE

Al 31 de diciembre de 2003 las cifras actualizadas del capital contable se integran como sigue:

	Valor nominal	Actualización	Valor actualizado
Capital contribuido:			
Capital social	$ 4,975	$ 894	$ 5,869
Capital ganado:			
Utilidades acumuladas	2,572	6,422	8,994
Impuesto sobre la renta diferido	78	17	95
Exceso en la actualización del capital		2,022	2,022
Efecto de conversión de entidades extranjeras		(6)	(6)
	2,650	8,455	11,105
Participación en el capital de subsidiarias y asociadas:			
Pérdidas acumuladas	(3,877)	(534)	(4,411)
Impuesto sobre la renta diferido	(593)	(51)	(644)
Insuficiencia en la actualización del capital		(3,177)	(3,177)
Efecto de conversión de entidades extranjeras		(108)	(108)
	(4,470)	(3,870)	(8,340)
	(1,820)	4,585	2,765
Total interés mayoritario	3,155	5,479	8,634
Interés minoritario	427	1,442	1,869
Capital contable consolidado	$ 3,582	$ 6,921	$ 10,503

Al 31 de diciembre de 2003 el capital social suscrito y pagado está representado por 506,340,463 acciones ordinarias Serie "B", sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro, cuya suscripción no tiene restricción en cuanto a nacionalidad de los adquirentes. La parte variable del capital es ilimitada.

En junio de 2002, los accionistas de HYLSAMEX acordaron incrementar el capital social autorizado hasta $3,500 a través de la emisión de 356,052,899 acciones "Serie B", las cuales fueron ofrecidas a los accionistas actuales, a terceros y a los acreedores de HYLSAMEX y sus subsidiarias HYLSA y GALVAK. Al 31 de diciembre de 2002 fueron suscritas y pagadas 262,584,369 acciones por un importe de $2,756 que se muestran en el estado de variaciones en el capital contable. En julio de 2003 se cancelaron 93,468,530 de acciones que no fueron suscritas ni pagadas.

En 1996 los accionistas aprobaron un aumento de capital social en su parte mínima fija, mediante la emisión de 43,000,000 de acciones Serie "B", de iguales características a las actualmente en circulación, para ser colocadas entre el público inversionista mexicano y extranjero. A la fecha de emisión de estos estados financieros, dicha colocación no ha sido realizada, por lo que el aumento de capital mencionado no ha sido suscrito ni pagado.

Los dividendos que se paguen de utilidades acumuladas que no hayan sido previamente gravadas con el impuesto sobre la renta, están sujetos al pago de dicho impuesto a cargo de la empresa, el cual podrá acreditarse contra el que

resulte a su cargo sobre el resultado fiscal del ejercicio en que se paguen los dividendos y los dos ejercicios siguientes.

El exceso (insuficiencia) en la actualización del capital comprende principalmente el resultado acumulado por tenencia de activos no monetarios. Este resultado representa el importe diferencial entre la actualización específica de estos activos y su actualización con base en la inflación medida en términos del INPC.

11. RESULTADO INTEGRAL DE FINANCIAMIENTO

Esta partida se analiza como sigue:

	2003	2002
Gastos financieros	($ 1,105)	($ 1,236)
Productos financieros	83	114
Pérdida cambiaria, neto	(950)	(1,162)
Ganancia por posición monetaria	424	617
	($ 1,548)	($ 1,667)

12. OTROS GASTOS, NETO

El cargo neto a los resultados consolidados fue como sigue:

	2003	2002
Cancelación de activos por cierre de operaciones	($ 15)	($ 273)
Reserva para cancelación de inversión en Posven, asociada extranjera	(38)	(101)
Indemnizaciones y otros	(33)	(34)
Efecto neto de reestructuración de deuda	(3)	(55)
Otros productos, neto	52	9
	($ 37)	($ 454)

13. IMPUESTOS SOBRE LA RENTA (ISR) Y AL ACTIVO (IMPAC)
Y PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES (PTU)

El (cargo) crédito neto a los resultados consolidados por concepto de ISR e IMPAC es como sigue:

	2003	2002
ISR:		
Causado	($ 36)	($ 6)
Diferido	69	571
Total ISR	33	565
IMPAC	(244)	(16)
(Cargo) crédito neto a los resultados consolidados	($ 211)	$ 549

La conciliación entre las tasas obligatoria y efectiva del ISR se muestra a continuación:

	2003	2002
Pérdida antes de ISR y PTU	($ 590)	($ 1,462)
Participación en los resultados de asociadas	(300)	98

($ 890) ($ 1,364)

	2003	2002
ISR a la tasa obligatoria		
(34% y 35%, respectivamente)	$ 303	$ 477
Más (menos) efecto de ISR sobre:		
Gastos no deducibles	(6)	(45)
Diferencias base resultado integral de financiamiento	11	10
Cancelación de impuesto diferido activo		
por pérdidas fiscales no utilizadas	(270)	(166)
Otras permanentes, neto	(5)	22
	33	298
Efecto por disminución de tasa de ISR		267
ISR sobre pérdida del año	33	565
IMPAC cuyo derecho de acreditarse caducó en el año	(244)	(16)
Total (cargado) acreditado a resultados	($ 211)	$ 549
Tasa efectiva	(23.7%)	40.2%

Al 31 de diciembre las principales diferencias temporales sobre las que se reconoce ISR diferido se analizan como sigue:

	2003	2002
Inventarios	$ 1,491	$ 1,470
Inmuebles, maquinaria y equipo, neto	10,512	9,420
Cargos diferidos	1,309	1,367
Provisiones de pasivo	(1,270)	(1,008)
Pérdidas fiscales por amortizar	(1,901)	(1,869)
Otras, neto	(78)	(54)
	10,063	9,326
Tasa de ISR	32%	32%
ISR diferido	3,220	2,984
IMPAC por recuperar	(899)	(813)
ISR diferido activo	64	434
ISR diferido pasivo, neto	$ 2,385	$ 2,605

El ISR diferido por pagar registrado al 31 de diciembre, se aplicó a las siguientes cuentas:

	2003	2002
Saldo del año anterior	($ 2,984)	($ 3,321)
Resultados del año	69	571
Exceso en la actualización del capital	(305)	(234)
Total	($ 3,220)	($ 2,984)

La PTU se determina a la tasa del 10% sobre la utilidad gravable ajustada de acuerdo con lo establecido en la Ley del ISR. La amortización de pérdidas fiscales y el acreditamiento del IMPAC no son aplicables para efectos de reducir dicha participación.

14. INFORMACION POR SEGMENTOS Y DISTRIBUCION GEOGRAFICA

La administración de la empresa evalúa sus operaciones en base a un solo segmento de negocios, el acero. Se tienen, sin embargo, los siguientes segmentos geográficos, los cuales fueron determinados en atención a la ubicación geográfica de los clientes:

	Ventas netas			
	2003	%	2002	%
México	$ 12,371	77.4	$ 11,062	78.9
Estados Unidos y Canadá	2,565	16.1	2,751	19.6
Otros	1,041	6.5	204	1.5
Total de ventas consolidadas	$ 15,977	100.0	$ 14,017	100.0

Todos los inmuebles, maquinaria y equipo propiedad de la Compañía que se incluyen en el estado consolidado de situación financiera se encuentran en México.

15. EVENTO POSTERIOR

A partir del 1 de enero de 2004, entraron en vigor las disposiciones del Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición" emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos. Este Boletín establece, entre otras cosas, los criterios generales que permitan la identificación y, en su caso, registro de las pérdidas por deterioro o baja de valor en los activos de larga duración, tangibles e intangibles, incluyendo el crédito mercantil; asimismo, precisa conceptos para la valuación de los activos de larga duración. Al 1 de enero de 2004, la Administración de la Compañía ésta en proceso de terminar un estudio para determinar el valor de uso de sus activos de larga duración que concluirá en el primer trimestre de 2004, y en su caso reconocerá los efectos correspondientes.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	9,878,019
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,570,688
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	43,439
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	50,829
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(13)
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 HYLSA LATIN LLC		12,831,079	0.00	108,373	636,771
9 ELIMINACIONES		1	0.00	0	(724,062)
10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,573,052**	**11,455,721**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	36.73	3,020,945	669,961
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**3,020,945**	**669,961**
OTRAS INVERSIONES PERMANENTES					**4,604**
TOTAL					**12,130,286**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2003**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
ABN AMRO	20/07/2007	4.89	0	0	0	0	0	0	0	0	0	13,191	18,639	20,646	12,044	0
BANAMEX	31/03/2010	5.43	0	0	0	79,228	158,571	214,797	232,931	786,840	0	0	0	0	0	0
BANCOMEXT	20/07/2007	3.99	0	0	0	53,838	553,399	84,270	49,158	0	0	0	0	0	0	0
BANK OF AMERICA	20/07/2007	4.89	0	0	0	0	0	0	0	0	0	13,662	19,305	21,384	12,474	0
BANK OF MONTREAL	31/03/2010	5.43	0	0	0	0	0	0	0	0	0	2,154	4,312	5,649	5,846	21,395
BANORTE	31/03/2010	5.07	0	0	0	44,742	72,443	86,592	69,069	155,619	0	0	0	0	0	0
BARCLAYS BANK	31/03/2010	5.43	0	0	0	0	0	0	0	0	0	9,034	18,080	26,648	32,039	89,716
BBVA MADRID	31/03/2010	5.16	0	0	0	0	0	0	0	0	0	1,448	2,897	3,796	3,928	14,378
BBVA-BANCOMER	31/03/2010	5.36	0	0	0	81,114	145,447	187,456	188,071	504,244	0	0	0	0	0	0
BITAL	31/03/2010	5.34	0	0	0	39,054	68,303	84,693	75,812	221,454	0	0	0	0	0	0
CITIBANK	20/07/2007	4.89	0	0	0	0	0	0	0	0	0	34,457	48,689	53,933	31,461	0
COMERICA BANK	31/03/2009	4.78	0	0	0	24,930	24,930	0	0	0	0	56,602	102,922	41,821	33,440	22,456
COMMERCE BANK	31/12/2007	5.27	0	0	0	0	0	0	0	0	0	4,711	6,657	23,237	44,618	0
CREDIT AGRICOLE INDOSUEZ	20/07/2007	4.89	0	0	0	0	0	0	0	0	0	10,768	15,215	16,854	9,832	0
CREDIT SUISSE FIRST BOSTON	20/07/2007	4.89	0	0	0	0	0	0	0	0	0	21,536	30,431	33,708	19,663	0
DEKABANK	31/12/2005	4.90	0	0	0	0	0	0	0	0	0	1,699	3,357	0	0	0
DEUTSCHE BANK	31/03/2010	5.43	0	0	0	0	0	0	0	0	0	4,517	9,040	13,323	16,020	44,858
EXIM BANK	31/03/2010	5.16	0	0	0	0	0	0	0	0	0	13,098	26,213	34,342	35,544	130,076
EXPORT DEVELOPMENT CORP.	31/03/2010	4.94	0	0	0	0	0	0	0	0	0	23,001	33,363	37,549	23,638	14,549
FIDEICOMISO DE FOMENTO MINER	13/11/2007	4.72	0	0	0	11,897	11,896	11,897	10,906	0	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	31/03/2010	5.16	0	0	0	0	0	0	0	0	0	12,723	21,220	17,722	14,462	22,429
HSBC BANK	31/03/2010	5.43	0	0	0	0	0	0	0	0	0	6,775	13,560	19,985	24,029	67,286
HYPO-VEREINSBANK MUNICH	31/03/2010	5.17	0	0	0	0	0	0	0	0	0	11,775	23,567	30,875	31,956	116,943
HYPO-VEREINSBANK NY	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	15,031	29,998	30,503	31,570	115,533
INBURSA	31/03/2010	5.06	0	0	0	15,075	21,302	29,951	24,587	100,293	0	0	0	0	0	0
ING	31/12/2005	4.90	0	0	0	0	0	0	0	0	0	1,699	3,357	0	0	0
JPMORGAN CHASE BANK	31/03/2010	5.43	0	0	0	0	0	0	0	0	0	28,964	57,968	76,640	85,701	187,353

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2003**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
KREDITANSTALT FUR WIEDERAFBA	31/03/2010	5.16	0	0	0	0	0	0	0	0	0	24,316	48,666	63,757	65,988	241,489
LRP.-RHEINLAND-PFALZ	31/12/2005	4.90	0	0	0	0	0	0	0	0	0	3,398	6,715	0	0	0
SCHLESWING-HOLSTEIN	31/12/2005	4.90	0	0	0	0	0	0	0	0	0	1,699	3,357	0	0	0
STANDARD CHARTERED	31/03/2009	5.43	0	0	0	0	0	0	0	0	0	11,203	22,420	24,787	22,590	38,870
SUMITOMO MITSUI BANKING	31/03/2009	5.43	0	0	0	0	0	0	0	0	0	5,993	11,994	14,740	15,846	20,794
WELLSFARGO	21/11/2008	3.49	0	0	0	0	0	0	0	0	0	8,989	8,989	8,989	8,989	8,989
WEST LB	31/03/2010	5.31	0	0	0	0	0	0	0	0	0	39,303	69,648	70,317	60,811	153,479
TOTAL BANCARIOS			**0**	**0**	**0**	**349,878**	**1,056,291**	**699,656**	**650,534**	**1,768,450**	**0**	**381,746**	**660,579**	**691,205**	**642,489**	**1,310,593**
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
EUROBONO 2007	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	1,561,782	0
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,809,017
PAGARE A MEDIANO PLAZO	09/03/2007	8.75	0	0	0	0	0	0	66,071	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES 2008	09/09/2008	8.75	0	0	0	0	0	0	0	682,960	0	0	0	0	0	0
TOTAL BURSATILES			**0**	**0**	**0**	**0**	**0**	**0**	**66,071**	**682,960**	**0**	**0**	**0**	**0**	**1,561,782**	**1,809,017**
PROVEEDORES																
OTROS PROVEEDORES	31/12/2004		1,300,751	0	286,078	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**1,300,751**	**0**	**286,078**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
CTAS POR PAGAR	31/12/2003		948,568	0	231,022	0	474,887	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**948,568**	**0**	**231,022**	**0**	**474,887**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2003**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
			2,249,319	0	517,100	349,878	1,531,178	699,656	716,605	2,451,410	0	381,746	660,579	691,205	2,204,271	3,119,610

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	115,957	1,302,893	0	0	1,302,893
PASIVO	1,185,764	13,323,244			13,323,244
	111,136		0	0	1,248,724
	1,074,628		0	0	12,074,520
SALDO NETO	(1,069,807)	(12,020,351)			(12,020,351)

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	4,107,715	(14,929,596)	(10,821,881)	0.00	54,118
FEBRERO	4,098,452	(15,420,853)	(11,322,401)	0.01	11,868
MARZO	4,202,578	(15,523,202)	(11,320,624)	0.01	85,785
ABRIL	4,145,993	(15,282,694)	(11,136,701)	0.00	14,680
MAYO	4,248,368	(15,109,657)	(10,861,290)	0.00	(22,773)
JUNIO	4,227,452	(15,079,624)	(10,852,171)	0.00	(3,540)
JULIO	3,731,289	(15,313,254)	(11,581,965)	0.00	17,674
AGOSTO	3,614,472	(15,226,573)	(11,612,101)	0.00	28,375
SEPTIEMBRE	3,747,372	(15,734,415)	(11,987,043)	0.01	81,587
OCTUBRE	3,780,254	(15,619,770)	(11,839,516)	0.00	37,321
NOVIEMBRE	3,701,866	(15,756,395)	(12,054,529)	0.01	100,859
DICIEMBRE	3,922,567	(16,159,692)	(12,237,124)	0.00	52,606
ACTUALIZACION:	0	0	0	0.00	11,281
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**469,841**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK SERVICIOS, S.A.DE C.V.	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
METAL BUILDING SOLUTIONS, S.A	SERVICIOS EN EL RAMO DE LA CONSTRUCCION	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROSIMA SERVICIOS, S.A. DE C.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
QUIMICA TECNICA AVANZADA	PRODUCCION Y UTILIZACION DE GASES REDUCTORES	0	0
TECNICA INDUSTRIAL, S.A. DE C	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	12.78
ELECTRODOS	UCAR CARBON MEXICANA				0.93
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.62
ALEACIONES	CIA. MINERA AUTLAN				2.32
ZINC	PEÑOLES				1.76
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.03
CAL	REGIO CAL				1.02
PINTURA					1.24
BRIQUETA					0.22

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO

Impresión Final

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			2,253	12,370,863			
TOTAL				12,370,863			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			636	3,606,061			
TOTAL				3,606,061			

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: 4 AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION	PORCION		LIBRE		
	$	VIGENTE	FIJA	VARIABLE	MEXICANOS	SUSCRIPCION	FIJO	VARIABLE
B		1	506,340,463			506,340,463	4,975,129	
TOTAL			**506,340,463**	**0**	**0**	**506,340,463**	**4,975,129**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
506,340,463

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.57
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
INFORMACION DICTAMINADA **Impresión Final**

El monto total erogado en inversiones por Hylsamex en lo que va de 2003 asciende a US$55 millones. Con respecto a nuevos proyectos, Hylsamex ha realizado inversiones por US$31 millones relacionadas con un programa de inversiones estratégicas en Galvak orientadas a incrementar la proporción de productos de alto valor agregado en su mezcla de ventas y a añadir capacidad a las distintas líneas de producto de acero recubierto. Adicionalmente se ha erogado US$14 para descapotar material en las minas para apoyar la producción futura de mineral de hierro y por último, la empresa ha destinado US$10 a inversiones normales.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

Hylsamex posee el 36.73% de las acciones comunes de Consorcio Siderurgia Amazonia Ltd.(Amazonia), y esta última empresa es tenedora del 59.7% del capital común de CVG Siderúrgica del Orinoco, C.A. (Sidor).

Hylsamex convierte la información financiera de Amazonia, la cual esta preparada de acuerdo con las Normas Internacionales de Contabilidad (Nics) aplicando los lineamientos establecidos en el Boletín B-15 de los Principios de Contabilidad Generalmente Aceptados en México, para incorporar bajo el método de participación la información financiera de su inversión en el extranjero.

La importancia relativa de esta asociada, respecto a las cifras consolidadas de Hylsamex es la siguiente:

	%
Activos totales	2.2
Utilidad Neta	n/a

Amazonia es una entidad económicamente independiente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 22/03/2004 18:10

HYLSAMEX, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 2125
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1701

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 22/03/2004 18:10
HYLSAMEX, S.A. DE C.V.

FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 22/03/2004 18:10

HYLSAMEX, S.A. DE C.V.

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: **HYLSAMX** **FECHA :** **22/03/2004** 18:10

HYLSAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO : **PRESIDENTE**

NOMBRE : ING. DIONISIO GARZA MEDINA

CARGO : **CONSEJERO(S) PROPIETARIO(S)**

NOMBRE : LIC. GERARDO X. CALDERON ROJAS
NOMBRE : ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
NOMBRE : LIC. ALVARO FERNANDEZ GARZA
NOMBRE : ING. ARMANDO GARZA SADA
NOMBRE : ING. BERNARDO GARZA DE LA FUENTE
NOMBRE : ING. DIONISIO GARZA MEDINA
NOMBRE : LIC. JOSE LORENZO GARZA HINOJOSA
NOMBRE : ING. EDUARDO GARZA T. FERNANDEZ
NOMBRE : ING. ALFONSO GONZALEZ MIGOYA
NOMBRE : LIC. LEOPOLDO MARROQUIN MORALES
NOMBRE : DR. RAFAEL RANGEL SOSTMANN

CARGO : **COMISARIO(S) PROPIETARIO(S)**

NOMBRE : C.P. CARLOS ARREOLA ENRIQUEZ

CARGO : **COMISARIO(S) SUPLENTE(S)**

NOMBRE : C.P. JUAN MANUEL GALLARDO OLIVARES

CARGO : **SECRETARIO PROPIETARIO**

NOMBRE : LIC. LEOPOLDO MARROQUIN MORALES

CARGO : **SECRETARIO SUPLENTE**

NOMBRE : LIC. CARLOS JIMENEZ BARRERA

CLAVE DE COTIZACION: HYLSAMX
HYLSAMEX, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. ALEJANDRO M. ELIZONDO B. DIRECTOR GENERAL	C.P. ERNESTO ORTIZ L. DIRECTOR DE FINANZAS

SAN NICOLAS DE LOS GARZA, NL, A 22 DE MARZO DE 2004

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$ (8,162,776)
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	2,015,045
IMPUESTO DIFERIDO EN CAPITAL	94,965
TOTAL	$ (6,052,766)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.



For further information:
Margarita Gutiérrez +(52) 81-8865-1224 mgutierrez@hylsamex.com.mx
Othon Diaz +(52) 81-8865-1240 odiaz@hylsamex.com.mx
Kevin Kirkeby (212) 309-1445 kkirkeby@golinharris.com

Hylsamex Second Quarter 2003 Earnings Release

July 28, 2003



Second Quarter 2003 Earnings Release

The information hereby contains 2Q03 presented in constant pesos (Ps) as of June 30, 2003, and in metric tons. For convenience, some figures are translated into dollars (US$) at the average exchange rate of each month.

HIGHLIGHTS

- Hylsamex sold 706,400 tons of products during 2Q03 showing a decrease of 2% from 1Q03 but a 1% increase over 2Q02. Cumulatively, Hylsamex's sales volume was 8% higher than in the first semester of 2002 on account of additional export shipments.
- Shipments to the domestic market increased 10% from 1Q03 and remained in line with 2Q02. Additional shipments of flat products in response to increased demand in Mexico are behind the positive sequential variation. As of June 2003, domestic shipments remained at levels similar to the six-month period of a year ago.
- Export shipments decreased 35% from 1Q03 and 3% year-over-year. The drop in demand can be attributed to temporary excess inventory in the Far East markets. Year-to-date, exports are up 47%.
- Revenues in 2Q03 amounted to US$369 million, up 4% and 7% from 1Q03 and 2Q02, respectively. On a per ton basis, this figure grew 6% from both comparable quarters following the price increases implemented during the year.
- Costs of goods sold rose to 89.0% of total revenue on account of higher metallic and energy prices. On a dollar per ton basis, COGS grew 9% and 10% from 1Q03 and 2Q02, respectively.
- Hylsamex recorded EBITDA of US$45 million, down US$6 million from the previous quarter, and US$7 million lower than in 2Q02. Cumulatively, EBITDA totaled US$95 million, an increase of 17% from the first semester of 2002.
- The restructuring agreement of Sidor's and Amazonia's debt was successfully concluded. Sidor's debt was reduced from US$1,883 million, to US$791 million. Part of the agreement was to cancel all guarantees granted by the shareholders of Amazonia, including Hylsamex.

Overview

Hylsamex's EBITDA generation during the second quarter of 2003 amounted to US$45 million, down 11% from the US$50 million recorded in the previous quarter and also 14% below the EBITDA of US$52 million obtained in the second quarter a year ago. During this past quarter, the Company's revenue line showed relevant increases versus both comparable quarters due to rises in average prices. Nevertheless, the price of some variable inputs rose over the quarter, triggering an increase in costs of goods sold as well.



Sales Volume
('000 Metric Tons)
800
700
600
500
400
300
200
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
01 01 01 01 02 02 02 02 03 03
Revenue per ton
(US$)
600
500
400
300
200
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
01 01 01 01 02 02 02 02 03 03
Cash Cost per ton
(US$)
600
500
400
300
200
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
01 01 01 01 02 02 02 02 03 03

With respect to sales volume, CANACERO data for April and May showed a 4% improvement in total steel demand in Mexico, while demand for flat products only —hot and cold rolled—, increased 7%. Accordingly, Hylsamex was able to increase its domestic shipments by 10%. Nevertheless, a temporary contraction in demand from the Company's export markets, particularly from Asian countries, caused export shipments to decline during the quarter.

Hylsamex's weighted average selling prices during the second quarter increased 6% or US$31/ton versus both comparable quarters. The full impact of price increases implemented in 1Q03 came through during the second quarter, as all of the Company's product lines exhibited relevant increases in both the domestic and export markets. Most significant were the increases in the long products category, where domestic prices had lagged improvements in flat products over the recent past. In addition, all flat product categories also showed relevant pricing improvements, especially in the export market.

Steel Market



Shipments
('000 Tons)
703
723
706
Exp
Dom
2Q02
1Q03
2Q03

Hylsamex sold a total of 706,400 tons during the second quarter of 2003, down 2% from the previous quarter, and in line with the sales volume recorded in the same quarter of 2002. Overall, the quarterly decrease was attributable to export markets, as domestic volume rose 10%. In the comparison against 2Q02, domestic and export shipments remained at similar levels.

Domestic shipments for the quarter totaled 579,000 tons, up 10% or 52,300 tons from the previous quarter due on one hand to a 18,600-ton increase in the sale of flat products, more specifically hot and cold rolled steel coils, as coated and tubular experienced a minor decrease mainly as a result of Easter Week, which occurred in mid-April this year. Sales of long products in the quarter rose

33,700 tons due to additional shipments of wire rods and billets. Against the same quarter of 2002, total domestic shipments increased 1% as a result of higher sales of long products (billet).

Export shipments in 2Q03 amounted to 127,400 tons, down 35% from the previous quarter and 3% from 2Q02. The decrease from the previous quarter was related to fewer sales to far eastern regions due to inventory saturation during the quarter. Hylsamex's export prices rose 12% quarter-on-quarter and 9% year-over-year. As a result of the price increases, the associated export revenue during the quarter, which amounted to US$74 million, was only 16% below the US$89 million obtained in the previous quarter, but 17% above the US$63 million recorded in 2Q02.

Export Revenue
(US$ million)


63
89
74
2Q02
1Q03
2Q03

Cumulatively, Hylsamex has sold 1,429,200 tons, representing an increase of 8% over shipments of 1,326,400 tons recorded during the first six months of 2002. The flat products category is currently 10% above the previous year, while long products grew only 1%. Total domestic sales remained constant, at a level of 1,105,700 tons, with both flat and long products behaving similarly, and export shipments grew from 220,600 tons to 323,500 tons, recording an increase of 47% comprised mostly of flat products, with an increase close to 100,000 tons.

REVENUE

Hylsamex's revenue amounted to US$369 million (Ps.3,853 million), up 4% from the US$355 million (Ps.3,868 million) obtained in the previous quarter and also 7% above the US$345 million (Ps.3,424 million) posted in 2Q02. Revenues expressed in pesos were affected by the appreciation of the Peso during the quarter. The flat behavior in peso revenue against the previous quarter was due to the combination of a 2% increase in peso prices and an offsetting similar decline in shipments. Recall that the price increases implemented thus far related to both peso and dollar prices. In the comparison against the same quarter of 2002, the increase in peso revenues was due to a 13% rise in peso prices in conjunction with a 1% increase in sales volume.


Revenue per ton
(US$)
466
491
496
497
491
522
10%
15%
17%
15%
14%
12%
10%
8%
8%
8%
8%
8%
80%
77%
75%
77%
78%
80%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
6M Revenue per ton
(US$)
479
506
13%
13%
9%
8%
78%
79%
6M02
6M03
EBITDA margin
SG&A-to-sales margin
Cash cost

The sales of US$522/ton obtained in 2Q03 were composed of a weighted average price of US$475 and a US$48/ton contribution from other revenue. Average prices increased 6% or US$27/ton, from the US$448 price recorded in 1Q03, and also rose 7% from the price of US$443 obtained in 2Q02 mainly due to the different price initiatives taken during this year. The weighted average domestic price amounted to US$472/ton in 2Q03, up 4% from the previous quarter and 7% from 2Q02 following the various price increases implemented thus far in 2003. The average price at which Hylsamex

exported its products in this quarter was US$495/ton, up 12% from 1Q03 and 9% from 2Q02. With respect to the contribution of other revenue, Hylsamex recorded a figure in 2Q03 that was US$5/ton higher than the previous quarter; though essentially flat with that of the same quarter in 2002.

Cumulative sales revenue for 2003 amounted to Ps.7,721 million (US$724 million), 24% above the Ps.6,227 million (US$635 million) obtained in the first six months of 2002. The relevant increase in peso revenues resulted in part from the 8% increase in sales volume plus a 15% increase in peso prices. Dollar-equivalent revenue per ton rose 6%, from US$479/ton in 6M02 to US$506/ton in 6M03. The weighted average price of US$461 in 6M03 was US$28 higher than the one recorded in the comparable period of last year, while the contribution from other revenues of US$45/ton remained similar.

SHIPMENTS & REVENUE ('000 TONS AND PS. MILLION)	2Q03		1Q03		2Q02		6M 2003		6M 2002	
	Tons	**Ps**	**Tons**	**Ps**	**Tons**	**Ps**	**Tons**	**Ps**	**Tons**	**Ps**
Domestic Market	579	3,078	527	2,899	571	2,793	1,106	5,954	1,106	5,165
Export Market	127	777	196	969	132	631	323	1,767	221	1,062
Total	**706**	**3,855**	**723**	**3,868**	**703**	**3,424**	**1,429**	**7,721**	**1,326**	**6,227**

COST OF GOODS SOLD

Cost of goods sold in the quarter amounted to Ps.3,430 million (US$328 million), up 2% from the Ps.3,359 million (US$308 million) posted during the previous quarter, and 16% above the Ps.2,951 million (US$297 million) recorded in the second quarter of last year. The increases in dollar terms, of 7% and 10% versus 1Q03 and 2Q02, respectively, were influenced by the 2.66% appreciation of the Peso over the period. During the quarter, Hylsamex recorded increases in variable costs on account of costlier externally-sourced steel, higher metallic input prices, a heftier gas bill and steeper electricity prices. On a per ton basis, COGS in 2Q03 reached US$465, up 9% from the US$426/ton obtained in the previous quarter and also 10% higher than the US$423/ton recorded in 2Q02.

The US$39/ton sequential increase was due to US$24/ton rise in variable cost due to higher cost of purchased steel, steel scrap, natural gas and electricity, and a US$15/ton increase in fixed costs partly due to the spread over fewer shipments this quarter. In the comparison against the same quarter of 2002, COGS per ton yields an increase of US$42/ton following increases of US$36/ton in variable costs and a US$6/ton rise in fixed costs.


Energy Inputs
Quarterly Prices
7.0
6.0
5.0
4.0
3.0
2.0
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
Natural Gas at South Texas (US$/MMBtu)
Natural Gas at Hylsamex (US$/MMBtu)
Electricity (US¢/Kwh)

Energy Inputs: Over the quarter, the Texas reference price of natural gas dropped 18%, to a level just above the ceiling price of US$5.25 MMBtu (floor at US$4.95/MMBTu) Hylsamex established through the different hedging contracts in place for the period April-December 2003. In contrast, Hylsamex's natural gas price rose 5% due to the fact that in 1Q03, gas requirements at spot prices –not covered by the US$4.0/MMBtu 3-yr contract with Pemex– were limited by some physical hedges, thus avoiding the peak pricing levels observed during March 2003. Nevertheless, the Company's weighted average price of natural gas for the quarter is still below spot levels. The Company's electricity cost rose 15% on a quarterly basis due to the lag that electricity prices show with respect to fossil fuel price increases and in a lesser extent, to the domestic inflation for the period. During the second quarter of 2003, natural gas, together with electricity, represented 19% of Hylsamex's overall costs and expenses structure.

Metallic Inputs: The cost of Hylsamex's metallic charge for the period grew 8% from the previous quarter and also 20% from 2Q02. The cost of imported and domestic steel scrap for the quarter continued to rise. Quarter-on-quarter, domestic scrap increased 18% and imported scrap rose 16%, impacting the weighted average cost of the metallic charge in approximately US$12/ton. The increase in scrap prices is a reflection of higher finished product prices observed during the year. On the other hand, the cost of producing DRI increased 2% in connection to the rise of Hylsamex's natural gas price. The metallic inputs represented 26% of the Company's costs and expenses structure for the second quarter of 2003.

Total cost of goods sold for the first six months of the year amounted to Ps.6,790 million (US$637 million), increasing 23% from the Ps.5,505 million (US$562 million) recorded in the same period of the prior year. In dollars, the increase amounted to 13% reflecting the 8% rise in shipments over the period and the higher variable costs. On a per ton basis, COGS in 6M03 totaled US$445, up 5% from the US$424/ton posted as of June 2002. In this comparison, variable costs increased 11% or US$30/ton as a result of a 19% increase in the cost of the metallic charge and a 44% rise in natural gas prices. In contrast, cumulative fixed costs per ton dropped 6% or US$8/ton due mainly to the increased in sales volumes.

OPERATING EXPENSES

Operating expenses for the second quarter of 2003 totaled Ps.290 million (US$28 million), 2% below the Ps.295 million (US$27 million) obtained in the previous quarter and only 1% higher than the Ps.287 million (US$29 million) obtained in the same period of last year. The variation in 2Q03 versus both comparable quarters was related to the sales volume, which versus the previous quarter decreased,

prompting fewer sales expenses, and versus the previous quarter rose slightly, thus requiring additional freight expenses. The operating expenses-to-sales ratio was 7.5%, lower than the 7.6% and the 8.4% registered in 1Q03 and in 2Q02, respectively.

For the first six months of 2003, SG&A amounted to Ps.585 million (US$55 million), up 4% from the Ps.561 million (US$57 million) recorded in the first half of the previous year. The increase in SG&A was due to the 8% increase in shipments. Operating expenses-to-sales ratio was 7.6% in 6M03 compared to the 9.0% obtained last year.

OPERATING CASH FLOW

Operating cash flow, measured as EBITDA, amounted to Ps.467 million (US$45 million) in the second quarter of 2003, declining 15% from the Ps.548 million (US$50 million) obtained in the previous quarter and also 9% below the Ps.515 million (US$52 million) recorded in 2Q02. From the previous quarter, the drop in cash generation was attributable to the decline in sales volume and higher variable costs. In addition, the appreciation of the Peso during 2Q03 impacted the peso-related fixed costs against the 1Q03. The decline from the same quarter of 2002 was mostly attributed to cost increases.


EBITDA
(US$ million)
70
60
50
40
30
20
10
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
01 01 01 01 02 02 02 02 03 03

The EBITDA margin dropped to 12.1% in 2Q03 from the 14.2% achieved in 1Q03 and the 15.0% recorded in 2Q02. EBITDA per ton in the quarter amounted to US$63, down from the US$70 and US$73 recorded in 1Q03 and in 2Q02, respectively.

On a cumulative basis, Hylsamex recorded EBITDA of Ps.1,015 million (US$95 million), 26% above the Ps.802 million (US$81 million) obtained in the first six months of 2002, while the EBITDA margin improved from 12.8% in 6M02 to 13.1% in 6M03. The 8% increase in shipments contributed US$22 million of EBITDA during this period. While the improvement in prices observed throughout the first six months of this year, which amounted to 6%, helped improve EBITDA further, this figure was more than offset by increased costs, generating a negative marginal contribution. On a per ton basis, EBITDA ran at a level of US$66, a figure higher than the US$61 achieved in 6M02.


Cumulative EBITDA
(US$ million)
81
22
3
7
2
95
EBITDA 6M02
Sales Volume
Marginal Contribution
Fixed Costs
SG&A
EBITDA 6M03

COMPREHENSIVE FINANCIAL RESULT

The comprehensive financial result in 2Q03 was a net loss of Ps.10 million (US$1 million), compared to the net financial cost of Ps.528 million (US$49 million) and Ps.1,153 million (US$116 million) registered in 1Q03 and in 2Q02, respectively. The 2.7% appreciation of the Peso over 2Q03 generated foreign exchange gains that were entirely offset by the level of financial expenses.

In 6M03, Hylsamex registered a net financial cost of Ps.538 million (US$50 million), compared to the financial cost of Ps.1,101 million (US$111 million) obtained in 6M02. The difference between both periods related mainly to the different level of financial expenses —pre and post-restructuring— and by the peso valuation during the periods.

COMPREHENSIVE FINANCIAL RESULT (PS. MILLION)	2Q03	1Q03	2Q02	6M 2003	6M 2002
Financial income	10	29	27	39	57
Financial expenses	-264	-256	-357	-520	-653
Financial expenses, net	-254	-227	-330	-481	-596
FX gain (loss)	254	-441	-971	-187	-813
Monetary position	-10	137	148	127	308
Capitalized IFC	-0	3	0	3	0
Comprehensive Financial Result	-10	-528	-1,153	-538	-1,101
Macroeconomic Variables					
Period-end Ps/US$ exchange rate	10.481	10.767	9.962	10.481	9.962
Peso appreciation (devaluation)	2.66%	-4.41%	-10.39%	-1.63%	-8.96%
Domestic inflation	-0.11%	1.37%	1.25%	1.26%	2.61%

CONSOLIDATED NET EARNINGS

Consolidated net earnings for the second quarter of 2003 amounted to Ps.458 million (US$44 million), contrary to the net loss of Ps.380 million (US$35 million) reported in the previous quarter and to the Ps.453 million loss (US$46 million) obtained in the same quarter of last year. The integration of the consolidated result for this quarter and the first semester of 2003 are detailed in the following table:

NET INCOME (LOSS) INTEGRATION (PS. MILLION)	2Q03	6M03
Operating income	133	347
Integral financial result	-10	-538
Other income and special items, net	11	15
Income tax and profit sharing	-48	86
Equity income from associated company	372	169
Consolidated Net Income in 2Q03	**458**	
Consolidated Net Loss in 6M03		**79**

Net debt as of June 30, 2003 amounted to US$1,066 million, up US$11 million from the US$1,055 million posted as of March 31, 2003. The increase was due mainly to added net working capital requirements (US$6 million more than in the previous quarter) and to higher capital expenditures during this past quarter.

NET DEBT VARIATION (US$ MILLION)		
	Net Debt as of March 31, 2003	**1,055**
	EBITDA generation	-45
	Working capital requirement	17
	Interest accrued	21
	Taxes and other	-3
	Capital expenditures	17
	Accrued PIK interest	4
=	**Net Debt as of June 30, 2003**	**1,066**

Taxes: Cash taxes paid during the period amounted to US$7 million, compared to US$12 million paid during the previous quarter and US$11 million disbursed in 2Q02. To date, Hylsamex's cash taxes amount to US$19 million, compared to US$22 million paid during the first six months of 2002.

Working Capital: Requirements during the second quarter of 2002 amounted to US$17 million, compared to US$11 million required in 1Q03 and the US$6 million in savings achieved during the same quarter of 2002. NWC investment during this past quarter consisted mostly of receivables, a reflection of the price increases in the trade accounts balance. In addition, there were increases associated with raw material inventories due to purchases of scrap to meet expected increases in production requirements. For the six months ended June 30, 2003, total net working capital requirements amounted to US$28 million, compared to savings of US$16 million reported during the first half of last year.

Capex: Hylsamex made US$17 million in capital expenditures during the quarter. The majority of this investment is related to the expansion program at Galvak, where approximately US$23 million has been invested so far. Expansions to the tubular, slitting, and insulated paneling lines are expected to come on-line at the end of 2003, while expansions made to the painting lines will start operating during the first semester of 2004. Hylsa's capital expenditures continued minimal, including basic and replacement investments only, aside from the overburden-removal deferred expenses at its proprietary mines. Cumulatively, Hylsamex has spent US$28 million in CAPEX during 2003, compared to only US$3 million spent during the first semester of 2002.

Liquidity: Hylsamex ended the second quarter of 2003 with a cash balance of US$57 million, compared to US$51 million recorded as of March this year and the US$38 million posted as of June 2002. As of quarter end, the Company had US$27 million of Hylsa's US$40 million 30-month revolving facility available. Most of the US$13 million that has been drawn was used to buildup Hylsa's cash-on-hand.

Long Term Debt Maturities: For the remainder of the year, Hylsamex will face US$12 million of long term maturities, most of which correspond to its subsidiary Galvak.

Financial Ratios: Due to the US$5 million decrease in EBITDA, and the US$11 million sequential rise in net debt, the Net debt-to-LTM EBITDA ratio changed slightly, from 4.85x in 1Q03 to 5.1x in 2Q03. Accordingly, the interest coverage ratio dropped from 2.36x as of March 2003 to 2.26x as of June. The weighted average cost of debt for the quarter stood at 6.87%, and the average life of the debt at 4.3 years.


Net Debt
(US$ million)
LTM EBITDA
(US$ million)
1,500
1,250
1,000
750
500
250
300
250
200
150
100
50
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
01 01 01 01 02 02 02 02 03 03


Net Debt / EBITDA
(Times)
EBITDA / Interest
(Times)
12.0
10.0
8.0
6.0
4.0
2.0
3.0
2.5
2.0
1.5
1.0
0.5
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
01 01 01 01 02 02 02 02 03 03
LTM EBITDA / LTM Interest, net
LTM EBITDA / Interest, net, after restructuring

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Hylsamex's minority stake in Amazonia generated a gain of Ps.372 million (US$36 million) in 2Q03, compared to the loss of Ps.202 million (US$19 million) recorded in the previous quarter, and contrary to the Ps.168 million (US$16 million) gain registered in the same quarter of 2002. The result reported by Amazonia in 2Q03 was due and the effect of the restructuring agreement and Sidor's operating performance.

Financial Situation:
On December 18, 2001, Sidor and Amazonia defaulted on the payment of interest amounting to US$31.3 million and US$8.1 million, respectively. The failure was the result of persistent negative conditions in international and domestic steel markets, further complicated by the strength of the Bolivar against the US dollar. Since then, the company failed to make subsequent interest payments on its debt.

In late October 2001, both Sidor and Amazonia started conversations with their bank lenders and other government-controlled entities that are lenders to Sidor with the ultimate goal of finding a way to restructure the companies' outstanding debt obligations. On June 23, 2003, Hylsamex announced that both Sidor and Amazonia reached an agreement with their financial creditors and the Venezuelan government regarding the restructuring of their financial debts.

According to the terms and conditions of the agreement signed between Sidor, Amazonia, a group of creditor banks and the Venezuelan Government, Sidor and Amazonia's total debt was reduced from US$1,883 million, to US$791 million. Sidor's restructured debt is comprised of the following tranches:

- US$350.5 million, to be repaid in 8 years, with a one year grace.
- US$26.3 million, to be repaid in 12 years, with a one year grace.
- US$368.6 million, to be repaid in 15 years, with a one year grace.

Another US$45.4 million owed by Sidor to certain Venezuelan government-owned suppliers will be repaid over five years.

As a part of the agreement, certain shareholders of Amazonia contributed to the recapitalization of Sidor with fresh resources in the amount of US$133.5 million in cash to a new

company created for the acquisition and capitalization of Sidor and Amazonia's financial debt. Hylsamex, S.A. de C.V., participated in this restructuring agreement, first, through its parent company Alfa, S.A. de C.V. which made an aggregate cash contribution (in the form of new subordinated convertible debt) of US$15.0 million to the newly created company and second, by capitalizing in Amazonia convertible debt previously held by Hylsamex in the amount of US$42.9 million plus accrued interest, which leaves Hylsamex with a 36.73% participation in Amazonia.

As a result of the capitalization, the Venezuelan Government increased its stake in Sidor from 30.0% to 40.3%. Upon conversion of the new subordinated convertible debt into equity, Hylsamex's share in Amazonia will be reduced to 12.0% and Alfa's cash contribution shall result in a participation of 7.5%.

Another important agreement reached was the cancellation of all guarantees granted by the shareholders of Amazonia, which were replaced with a security on the fixed assets of Sidor, together with pledges on the shares of Amazonia and the shares that Amazonia holds of Sidor, for the benefit of the Venezuelan Government and Sidor's financial creditors. In addition, a portion of Sidor's excess cash (determined in accordance with an agreed-upon formula) will be applied to repay Sidor's financial debt and the remainder will be distributed to the Venezuelan government and the newly created company referred to above.

Hylsamex's equity investment in Amazonia is held through HylsaLatin LLC, a fully owned subsidiary and Hylsamex, S.A. de C.V. (the holding company). As of June 31, 2003, the book value of the investment in Amazonia amounts to Ps.514 million (US$49 million).

Selected Financial Information
(Million pesos as of June 2003)

Income Statement	2Q 2003	1Q 2003	2Q 2002	6M 2003	6M 2002
Sales Revenue	3,853	3,868	3,424	7,721	6,227
Gross Profit	423	508	473	931	722
Operating Profit	133	213	186	347	161
CFR	-10	-528	-1,153	-538	-1,101
Equity in subsidiary	372	-202	168	169	41
Consolidated Net Earnings	458	-380	-453	79	-321
Majority Net Earnings	460	-375	-439	85	-331

Balance Sheet	June 2003	March 2003	June 2002
Current Assets	6,319	6,092	5,327
Non-Current Assets	22,932	22,941	23,521
Total Assets	29,251	29,033	28,848
Current Liabilities	3,039	2,891	8,871
Non-Current Liabilities	15,238	15,469	11,047
Total Liabilities	18,277	18,360	19,918
Stockholders Equity	10,974	10,673	8,930
Majority Interest	9,173	8,864	6,922

Operating and Financial Indicators

Income Statement	2Q 2003	1Q 2003	2Q 2002	6M 2003	6M 2002
Shipments ('000 tons)	706	723	703	1,429	1,326
Exports (%)	18.0	27.1	18.7	22.6	16.6
Revenue/ton	5,457	5,351	4,872	5,403	4,695
Cash cost/ton	4,386	4,184	3,731	4,284	3,667
Gross margin (%)	11.0	13.1	13.8	12.1	11.6
Operating margin (%)	3.5	5.5	5.4	4.5	2.6
EBITDA margin (%)	12.1	14.2	15.0	13.1	12.9
Earnings per ADS	5.46	-4.45	-10.81	1.01	-7.76

Balance Sheet	June 2003	March 2003	June 2002
Net debt (Ps. million)	11,176	11,348	12,484
Net debt (US$ million)	1,066	1,055	1,202
Net debt to equity	1.02	1.06	1.41
Current Ratio	2.08	1.97	0.59
B. Value/ADS	108.69	105.04	170.38
Interest Coverage †			
Last 12 months	2.26	2.12	1.13
Quarterly	1.84	2.42	1.55

* Based on ADS & majority net income
** Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) /(Financial Expenses, net)
Stock price at the end of each quarter: Ps.6.30 at Jun/30/03, Ps.5.18 at Mar/31/02 and Ps.9.25 at Jun/30/02

Consolidated Balance Sheet

At June 30, 2003, with comparative figures for 2002
(Million pesos as of June 2003)

ASSETS	2003	2002
Current Assets:		
Cash and temporary investments	602	395
Trade accounts receivable	2,191	1,800
Other accounts receivable	765	967
Inventories	2,761	2,165
Total current assets	6,319	5,327
Investment in shares of Associated Company	556	644
Property, Plant and Equipment	19,843	20,458
Deferred Charges	1,735	1,769
Deferred Tax	514	344
Other Asset	284	306
TOTAL ASSETS	29,251	28,848

LIABILITIES & EQUITY	2003	2002
Current Liabilities:		
Current portion of long term debt	374	3,744
Short-term affiliated Co.		820
Bank loans		1,074
Accrued interest payable	72	423
Accounts payable and accrued expenses	2,593	2,810
Total current liabilities	3,039	8,871
Long-Term Liabilities:		
Long-term debt	11,321	7,613
Long-term affiliated Co.	335	
Deferred taxes	2,393	2,293
Estimated liabilities for seniority premiums and pension plan	1,189	1,141
Total long-term liabilities	15,238	11,047
TOTAL LIABILITIES	**18,277**	**19,918**
Stockholders' Equity:		
Nominal capital stock	4,975	2,394
Restatement of capital stock	740	638
	5,715	3,032
Other contributed capital		
Contributed capital	5,715	3,032
Earned surplus	3,458	3,890
Total majority interest	9,173	6,922
Minority interest	1,801	2,008
TOTAL STOCKHOLDERS' EQUITY	**10,974**	**8,930**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**29,251**	**28,848**
Majority interest per share	18.1155	28.3967
Majority interest per ADS/GDS	108.6931	170.3802

Consolidated Statement of Income

For the period ended June 30, 2003, with comparative figures for 2002
(Million pesos as of June 2003)

	2003	2002
Net sales	7,721	6,227
Cost of sales	(6,790)	(5,505)
Gross profit	931	722
Operating expenses	(584)	(561)
Operating income	347	161
Comprehensive financing (expenses) income, net	(538)	(1,101)
Other income and special items, net	15	(68)
Income (loss) before the following provisions	(176)	(1,008)
Provisions for income tax, assets tax and deferred tax	95	656
Employees' profit sharing	(9)	(10)
Income (loss) before extraordinary items	(90)	(362)
Extraordinary item - income tax reduction and asset tax credit		
Income (loss) before equity in associated company	(90)	(362)
Equity in income (loss) of associated company	169	41
Consolidated net income (loss)	**79**	**(321)**
Net (income) loss corresponding to minority interest	**6**	**(10)**
Net income (loss) corresponding to majority interest	**85**	**(331)**
Net majority income (loss) per share	0.1681	(1.2935)
Net majority income (loss) per ADS/GDS	1.0085	(7.7610)

Consolidated Statement of Changes in the Financial Position

For the period ended June 30, 2003, with comparative figures for 2002
(Million pesos as of June 2003)

	2003	2002
Operations:		
Income before extraordinary items	79	(321)
Items not affecting resources:		
Depreciation and amortization	668	641
Equity in income (loss) of associated company	(169)	(41)
Deferred taxes	(127)	(675)
Other, net	58	114
	509	(282)
Changes in working capital other than financing:		
Accounts receivable	(177)	(452)
Inventories	(266)	(91)
Accounts payable and accrued expenses	57	1,313
	(386)	770
Resources provided by operations	**123**	**488**
Financing:		
Loans received	280	526
Repayment of loans	(24)	(903)
Increase in capital stock	(10)	(21)
Increase in minority interest		
Dividends (declared) received		
Resources provided by financing activities	**246**	**(398)**
Investment:		
Investment in shares, net	(571)	
Property, plant and equipment, net	(216)	58
Deferred charges	(57)	(76)
Other assets	487	(67)
Resources used in investment activities	**(357)**	**(85)**
Decrease (increase) in cash and temporary investments	**12**	**5**
Cash and temporary investment at the beginning of the period	590	390
Cash and temporary investment at the end of the period	**602**	**395**

EXHIBIT 7






For further information:
Othon Diaz +(52) 81-8865-
Ismael De La Garza +(52) 81-8865-
Kevin Kirkeby +(646) 284-

Hylsamex Third Quarter 2003 Earnings Release

Third Quarter 2003 Earnings Release

The information hereby contains 3Q03 presented in constant pesos (Ps) as of September 30, 2003, and in metric tons. For convenience, income statement and cash flow statement figures are translated into dollars (US$) at the average exchange rate of each month and balance sheet items are translated into dollars at the end-of-period exchange rate.

HIGHLIGHTS

- Hylsamex sold 723,300 tons during 3Q03, 2% above the 706,400 tons of the previous quarter but 3% below the 745,200 tons of the same quarter of last year.
- Export volume during 3Q03 reached 171,900 tons, 35% higher than the 127,400 tons sold in the previous quarter but 6% lower than the 182,500 tons obtained in the same quarter of last year. The Company returned to higher export sales in 3Q03 due to improved demand, mainly from the Far East.
- The weighted average steel price reached US$458/ton in 3Q03, 4% lower than the US$475/ton level obtained in the previous quarter and similar to the US$456/ton attained in the same quarter of last year. There were two 7% price increase initiatives in flat products that did not materially impact pricing for the quarter due to their implementation late in the quarter.
- On a per ton basis, COGS in 3Q03 reached US$449/ton, a 3% improvement on the US$465/ton achieved in the previous quarter but still 9% higher than the US$411/ton in the same quarter of 2002. The Company benefited from a lower electricity bill and reductions in the price of scrap metal. Hylsamex is still showing a much greater cost per ton versus the same quarter of last year due to higher energy prices and metallic costs.
- EBITDA generation during 3Q03 reached US$44 million, 1% lower than the US$45 million obtained in the previous quarter and also 32% lower than the US$64 million registered in the same period of last year. The EBITDA Margin was 12.0% in 3Q03 as compared to the 12.1% registered in the previous quarter and the 17.4% recorded in the same quarter of last year.
- The EBITDA generation during the first nine months of 2003 totaled US$139 million, 5% lower than the US$146 million obtained in the same period of 2002.
- For the first nine months of 2003, Hylsamex recorded a consolidated net loss of US$16 million (Ps.181 million), an improvement of 54% or US$19 million compared to the net loss of US$35 million (Ps.354 million) for the same period of 2002.

Hylsamex generated EBITDA of US$44 million during 3Q03, as compared to US$45 million obtained in the previous quarter and the US$64 million achieved in the same quarter of last year. The company maintained a similar EBITDA generation to the previous quarter thanks to a minor improvement in volumes, some reductions in metallic costs and a lower electricity bill. Although positive pricing initiatives in flat products did not impact 3Q03 results given the lateness of their implementation in the quarter, they reflect an improved steel environment. The lower level of EBITDA generated versus the same quarter of last year occurred despite better pricing in 2003, particularly in long products, and is due to slightly lower volumes. Additionally, there were different adverse movements in key cost items, namely, pricey external steel sourced for the coated facilities, higher energy costs and increases in the cost of scrap metal. Also, in respect to costs, and as counterintuitive as it may sound, the recent upward movements in scrap prices represent good news, evidencing a more robust and tighter steel market, which has allowed the recent implementation of price increases for finished products.


Sales Volume
('000 Tons)
723
Revenue per Ton
(US$)
507
Cash Cost per Ton
(US$)
407
1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03

Worldwide steel supply/demand trends have been erratic so far this year but with a constant underlying strength, the fundamental robustness of the Far East market. During the first several months of 2003, an aggressive purchasing drive coming from the Far East region caused steel prices to spiral upward before bursting due to a build up of excessive inventories. While this brought product purchases to a halt, it had no impact on the actual consumption levels in that corner of Asia. Once the region resumed steel purchases in early 3Q03, now in a seemingly more orderly way, Hylsamex is finding export opportunities again and is encountering a much tighter worldwide steel market, the latter effect permitting select price increases in the domestic market. Conversely, the prevailing demand environment in the Mexican steel marketplace varies depending on the product from stagnation to moderate optimism. Thus far, the flat products market is showing sluggish behavior, at least for the subset of products that Hylsamex manufactures.


Shipments
('000 tons)
745
706
723
Exp
Dom
3Q02
2Q03
3Q03

Shipments for the 3Q03 reached 723,300 tons, 16,900 tons or 2% above the 706,400 tons of the previous quarter but 21,900 tons or 3% below the 745,200 tons of the same quarter of last year. The increase in tonnage sold versus the previous quarter is due to greater exports, basically in the flat products category due to improved demand from overseas markets. The decrease in sales volume versus the same quarter of last year was caused by slightly lower volume channeled abroad this quarter against the export efforts a year ago. The Company sold to a variety of export markets in 3Q02, but lately the outlets for its exports have been more concentrated in the Far East.

Domestic volumes in 3Q03 totaled 551,400 tons, 27,700 tons or 5% below the 579,000 tons of the previous quarter and also 11,200 tons or 2% lower than the 562,600 tons for the same quarter of last year. The reduction versus the previous quarter comes from lower sales of flat products due to a greater consumption of imported product by traditional customers of Hylsamex's flat products Division. The larger presence of imports in the domestic market at the start of the quarter relates to the import halt that took place in China during the second quarter that left a more abundant supply of steel worldwide. In addition, there were also fewer sales compared to the previous quarter of long products, particularly of rebar, which can be attributed to a lower level of construction activity coupled with the rainy season in September which traditionally impacts volumes in central Mexico. The decrease against the same quarter of last year is almost entirely due to flat products; this segment of the steel market had showed lately a stagnant behavior.

Export volumes during 3Q03 reached 171,900 tons, 44,500 tons or 35% higher than the 127,400 tons sold in the previous quarter but 10,600 tons or 6% lower than the 182,500 tons obtained in the same quarter of last year. The Company was able to resume exports in 3Q03 due to improved demand, mainly from the Far East. In this sense, prevailing conditions in the international steel markets made it easier for the company to channel product abroad, yet, the trend in international pricing has been unfavorable with respect to the comparable quarters. Export prices for 3Q03 calculated in nominal dollars experienced a drop of 7% versus the previous quarter and also went down 2% versus the same quarter of last year. Despite the negative pricing trend, export revenue increased due to the volume boost to US$90 million in 3Q03 as compared to the US$76 million obtained in the previous quarter and resulted similar to the US$89 million obtained in the same quarter of last year.


Export Revenue
(US$ million)
89
76
90
3Q02
2Q03
3Q03

Sales volume for the first nine months of 2003 totaled 2,152,500 tons, 81,000 tons or 4% higher than the 2,071,500 tons achieved in the same period of 2002. The volume breakdown between domestic and export markets reflects a sustained level of sales in Mexico and an increase in export tonnage. The Company shipped to the domestic market 1,657,100 tons during the first nine months of 2003 as compared to 1,668,400 tons sold in the same period of last year. In contrast, exports showed significant dynamism, Hylsamex sold to markets abroad 495,400 tons for the first nine months of 2003, as compared to 403,100 tons marketed overseas during the same period of last year.

Hylsamex's sales revenue amounted to US$367 million (Ps.3,955 million) in 3Q03, 1% lower than the US$369 million (Ps.3,895 million) attained in the previous quarter as well as 1% below the US$370 million (Ps.3,826 million) recorded in the same quarter of last year.

Contrary to the slight decrease shown in dollar terms versus the previous quarter, the Company's revenue line exhibited a 2% gain when expressed in pesos. The reason behind the increase in pesos lies entirely in the 2% volume gain which was offset by a 1% drop in average revenue per ton (Ps.5,469 in 3Q03 vs. Ps.5,516 in 2Q03). The drop in revenue per ton expressed in pesos looks counterintuitive considering that the company implemented during 3Q03 two consecutive domestic price increases averaging 7% each for flats and that some improvement took place also in the long product category. Nonetheless, such price implementations were not fully reflected in the quarterly results as the price increases took place late in the quarter affecting only a portion of the 3Q03 shipments and the ground gained in domestic pricing was somewhat offset by lower export pricing.

Regarding the comparison against same quarter of 2002, the 1% decrease in dollar terms contrasts to the 3% growth in revenues expressed in pesos which relates to a 3% reduction in volume sold that was compensated by a positive 6% improvement in revenue per ton (Ps.5,469 in 3Q03 vs. Ps.5,136 in 3Q02). The improvement in revenue per ton expressed in pesos versus the same quarter of last year is due to the 7.5% peso devaluation over the comparable period and its positive effect on steel prices and is also due to a double-digit rebound in long product dollar pricing which given its relative importance in the revenue mix yielded the already mentioned single digit increase. In addition, there was also an improvement in other steel revenue that complemented the betterment in the revenue per ton comparison.

The sales revenue per ton in dollars was US$507/ton in 3Q03, comprised by a weighted average steel price of US$458/ton and a US$49/ton contribution from other steel revenue. The average steel price in 3Q03 is US$17 or 4% lower than the US$475/ton level obtained in the previous quarter and similar to the US$456/ton attained in the same quarter of last year. Other steel revenue showed improvements in 3Q03 versus both the previous quarter and the same quarter of last year, providing positive variations of US$2 and US$9, respectively.


Revenue per ton breakdown, US$/Ton and %
$527
$537
$513
$493
$466
$491
$496
$497
$491
$522
$507
11%
8%
81%
12%
9%
79%
17%
9%
74%
11%
9%
80%
10%
10%
80%
15%
8%
77%
17%
8%
75%
15%
8%
77%
14%
8%
78%
12%
8%
80%
12%
8%
80%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
9M Revenue per Ton
(US$/Ton)
$485
$507
15%
9%
76%
13%
8%
79%
9M02
9M03
Cash Cost
SG&A Margin
EBITDA Margin

Sales revenue for the first nine months of 2003 amounted to US$1,091 million (Ps.11,760 million), 9% higher than the US$1,005 million (Ps.10,121 million) obtained in the same period of 2002. The increase in sales revenue measured in peso terms reached 16%, which is comprised of a 4% growth in shipments and a 12% improvement in revenue per ton (Ps.5,464 in 9M03 vs. Ps.4,886 in 9M02). While

there were price increases in dollar terms, the 7.5% devaluation observed over the comparable period provided an additional boost to the peso prices. Considering dollar equivalent figures, the revenue per ton during the first nine months of 2003 reached US$507/ton, US$22 or 4% higher than the US$485/ton attained in the same period of 2002. The bulk of this positive variation is associated with an improvement in steel prices, the weighted average price for 9M03 reached US$460/ton, US$18 or 4% higher than the US$442/ton attained in the same period of 2002. The balance of the positive improvement in dollar equivalent revenue per ton came from a US$3 dollar gain in other steel revenue.

Shipments & Revenue
('000 Tons and Millon of Constant Pesosas of Sept. 30, 2003)

	3Q03		2Q03		3Q02		9M 2003		9M 2002	
	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.
Domestic Market	551.4	2,989.3	579.0	3,088.5	562.6	2,900.4	1,657.1	9,008.1	1,668.4	8,121.7
Export Market	171.9	966.1	127.4	806.4	182.5	926.1	495.4	2,752.0	403.1	1,999.0
Total	**723.3**	**3,955.4**	**706.4**	**3,894.9**	**745.1**	**3,826.5**	**2,152.5**	**11,760.1**	**2,071.5**	**10,120.7**

COST OF GOODS SOLD

COGS for the 3Q03 amounted to US$325 million (Ps.3,500 million), 1% lower than the US$328 million (Ps.3,469 million) recorded in the previous quarter but 6% higher than the US$306 million (Ps.3,166 million) registered in the same quarter of last year. Regarding the 1% decrease versus the previous quarter, it took place despite the 2% increase in volume sold and had to do with the positive effect on peso-linked items of the 4.3% peso devaluation observed in the quarter, some relief in electricity cost as well as lower prices of metallics, particularly metal scrap. As for the 6% increase in cost versus the same quarter of last year, it reflects the completely opposite phenomenon; COGS went up in spite of lower volume, reflecting higher energy costs and greater metallic costs. In this latter comparison, the 7.5% peso devaluation alleviated some of the cost spikes, providing dollar reductions in the peso linked items.

In any event, the recent reduction in cost is the element that put a positive spin in the operating performance of the Company —as well as the positive developments occurring lately in steel pricing— and represents an occurrence that reversed a consistent upward movement in input cost. On a per ton basis, COGS in 3Q03 reached US$449/ton, US$16 or 3% lower than the US$465/ton achieved in the previous quarter but still US$39 or 9% higher than the US$411/ton attained in the same quarter of 2002.

In relation to the US$16 reduction in cost per ton against the previous quarter, it is comprised of a US$8 decrease in variable cost and a US$8 decrease in fixed cost, the latter item explained in its entirety by a more efficient spreading of fixed costs due to the better shipment levels. Concerning the US$39 increase in cost per ton against the same quarter of last year, it is integrated from a US$33 increase in variable cost and a US$6 increment in fixed cost completely related to a less effective spreading of fixed costs over the lower volume sold. An explanation of the quarterly behavior in the main components of COGS follows:



Energy Inputs
Quarterly Prices
7.0
6.0
5.0
4.0
3.0
2.0
Natural Gas
@ South Texas
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
Natural Gas (US$/MMBtu)
Electricity (US ¢/KWh)

Energy Inputs: The effective natural gas price for Hylsamex during 3Q03 reached US$5.01/MMBTu (corresponding to a US$4.78/MMBTu in South Texas), practically identical to the US$5.03/MMBTu recorded in the previous quarter but 44% higher than the US$3.48/MMBtu observed in the same quarter of 2002. While acknowledging that the price of natural gas remains high, the Company has been able throughout 2003 to reduce the volatility of this input through an effective hedging program. In this respect, the hedging program has been routinely modified and extended. As of the date of this report, the natural gas hedging programs consist of the following positions:

- 2003: 100% of the consumption hedged through different mechanisms, reflecting across the overall portfolio a narrow collar of US$4.925-5.25/MMBTu against the South Texas price;

- 2004: 66% of the requirements for the calendar year hedged with a costless collar of US$4.125-5.00/MMBTu against the South Texas price;

- 2005: 33% of the annual needs hedged with a US$4.58/MMBTu swap capped at US$7.00/MMBtu against the Nymex Natural Gas price, which historically has been US$0.15-0.20 higher than the South Texas price, on average.

Fair Value of Hylsamex's Natural Gas Derivatives[1]: As of October 14, 2003, the fair value of Hylsamex's natural gas positions amounts to US$10.5 million (which represents a positive amount), an increase of 214% compared to the mark-to-market as of June 30, 2003, mainly due to the upward trend in natural gas future prices registered in the quarter.

Electricity cost for 3Q03 was US¢3.93/KWh, 9% lower than the US¢4.30/KWh registered in the previous quarter but 9% higher than the US¢3.62/KWh recorded in the same quarter of last year. The reduction in the cost versus the previous quarter resulted from a reduction in fossil fuel costs observed during the quarter as well as some relief coming form the peso-linked part of the electricity tariff due to the 4.3% peso devaluation. Conversely, the negative variation in the cost of electricity versus the same period of last year had to do with the sharp increases in fossil fuels that have been observed over the comparable periods.

Metallic Inputs: The weighted average cost of the Company's metallic charge went down US$5/ton or 3% in 3Q03 with respect to the previous quarter, but the present level is still US$18/ton or 14% higher than in the same period of 2002. All the metallic inputs followed the same quarterly cost pattern as the metallic charge.

First of all, DRI decreased US$3/ton or 2% versus the previous quarter, the minor decrease reflects the small reduction in natural gas prices and the positive effect on the peso linked cost of the metallic due to the 4.3% devaluation. Conversely, DRI exhibits a US$22/ton or 16% increase versus the same quarter of last year, the 44% increase in natural gas being the culprit of the augmented cost in the metallic.

With reference to domestic scrap, prices for the locally sourced metallic also went down US$5/ton or 4% versus the previous quarter, largely benefiting from the peso movement which had not yet been reflected in the scrap price. In the comparison versus the same period of 2002, the domestic scrap increased US$19/ton or 16% following upward trend exhibited by the imported scrap metal over the comparable period.

Pertaining to imported scrap, a reduction of US$12/ton or 7% resulted against the previous quarter, the reduction challenges the sharp upward trend displayed by the metallic in the USA and is due to lower scrap requirements permitting the Company to source the metal from the Rio Grande Valley in Texas and avoid the costlier scrap from the Great Lakes plus the heftier associated freight bill. In the comparison against the same period of 2002, there is an increase of US$14/ton or 10%, which is explained by the positive trend exhibited by the metallic in the United States. Finally, there has been also a reshuffling of the metallic charge composite favoring the less expensive local scrap over the costlier imported metallic.

COGS for the first nine months of 2003 totaled US$962 million (Ps.10,364 million), 11% higher than the US$868 million (Ps.8,729 million) obtained in the same period of 2002. First of all, the increase in cost is due to the 4% increase in shipments (9M03 vs. 9M02). In addition, the push in costs also reflects unfavorable variations in energy inputs, the metallic costs and a higher price in externally

[1] The fair values of the natural gas derivatives was estimated internally by the Company.

sourced steel for the coating operations. The increase in cost of goods sold in dollar terms was attenuated by the positive effect of the 7.5% Mexican currency devaluation in the peso-linked items.

OPERATING EXPENSES

Operating expenses for 3Q03 amounted to US$29 million (Ps.310 million), 4% higher than the US$28 million (Ps.293 million) registered in the previous quarter but 3% lower than the US$30 million (Ps.307 million) observed in the same quarter of last year. The small increase versus the previous quarter was due to greater sales expenses associated with the additional volume sold in 3Q03. The lower level of operating expenses versus the same quarter of last year was due to the 7.5% peso slippage observed over the comparable periods, given the peso nature of the item. The ratio of operating expenses to sales reached 7.9% in 3Q03, only slightly higher than the 7.5% obtained in the previous quarter but lower than the 8.0% attained in the same quarter of 2002. The ratio's behavior demonstrates the close control being exerted in the SG&A area.

Operating expenses for the first nine months of 2003 amounted to US$84 million (Ps.901 million), 4% lower than the US$87 million (Ps.874 million) registered in the same period of last year. The ratio of operating expenses to sales reached 7.7% for the first nine months of 2003, 100 basis points lower than the 8.7% obtained in the same period of 2002.

OPERATING INCOME AND EBITDA

Operating income during 3Q03 totaled US$13 million (Ps.145 million), identical to the US$13 million (Ps.135 million) obtained in the previous quarter but 61% lower than the US$34 million (Ps.355 million) reached in the same quarter of last year. The Company managed to keep the same operating income figure in 3Q03 versus the previous quarter– reductions in dollar steel pricing associated with the peso devaluation and lower export prices affected the top line but were completely offset by a modest volume gain, reductions in the electricity cost, lower scrap prices and a minor reduction in operating expenses. The decrease in operating income against the same period of last year occurred despite some steel pricing improvement and resulted from various negative effects such as a modest volume drop, pricey external steel sourced for the coated operations, higher energy cost and scrap metal price increases.


Quarterly EBITDA
(US$ Millions)
80
70
60
50
40
30
20
10
0
$44
1Q01
3Q01
1Q02
3Q02
1Q03
3Q03

Operating income for the first nine months of 2003 amounted to US$46 million (Ps.495 million), 9% lower than the US$50 million (Ps.518 million) attained in the same period of 2002. The operating margin for the first nine months of 2003 reached 4.2% as compared to the 5.0% obtained in the same period of 2002. To some extent, the nine-month comparison shows significant stability, given that export volume increases, steel pricing gains and lower operating expenses significantly reduced the cost push in energy, scrap metal and externally sourced steel.

The EBITDA generation during 3Q03 reached US$44 million (Ps.476 million), 1% lower than the US$45 million (Ps.472 million) obtained in the previous quarter and also 32% lower than the US$64 million (Ps.666 million) registered in the same period of last year. The EBITDA Margin was 12.0% in 3Q03, slightly lower than the 12.1% registered in the previous quarter and lower than the 17.4% recorded in the same quarter of last year.

The EBITDA generation during the first nine months of 2003 totaled US$139 million (Ps.1,502 million), 5% lower than the US$146 million (Ps.1,477 million) obtained in the same period of 2002. The

EBITDA fully reflects the level operating income performance in the comparable quarters. The EBITDA margin for the first nine months of 2003 reached 12.7% as compared to the 14.5% achieved in the same period of 2002.

Cumulative 9M EBITDA (US$ million)


146
17
-21
-7
3
139
EBITDA 9M02
Sales Volume
Marginal Contribution
Fixed Costs
Operating Expenses
EBITDA 9M03

COMPREHENSIVE FINANCIAL RESULT (CFR)

Hylsamex recorded in 3Q03 a net financial cost of US$53 million (Ps.569 million), compared to net financial costs of US$1 million (Ps.10 million) and US$27 million (Ps.283 million) registered in both the previous quarter and the same quarter of last year, respectively. Taking into account that Libor rates remain unchanged and domestic inflation is in check, the CFR changes observed over the comparable quarters largely had to with the significant fluctuations in the Peso-dollar exchange rate and its effect on the basically dollarized debt balance.

The Company recognized a net financial cost of US$103 million (Ps.1,112 million) for the first nine months of 2003 as compared to a net financial cost of US$138 million (Ps.1,396 million) recorded for the comparable period in 2002. At the end of the day, a significant portion of the variation relates to the lower financial expenses in 2003 as compared to those incurred in 2002 that include roughly seven months of the pre-restructuring period. The reduction is also explained by lower real exchange losses in 2003 versus the comparable period in 2002, i.e. exchange fluctuations exceeding monetary gains.

Comprehensive Financial Result
Million of Constant MXP as of September 30, 2003

	3Q03	2Q03	3Q02	9M 2003	9M 2002
Financial Income	13.2	10.2	26.8	52.4	84.2
Financial Expenses	-280.9	-266.6	-273.9	-806.0	-933.8
Financial Expenses, net	-267.7	-256.4	-247.1	-753.6	-849.6
FX Gain (Loss)	-445.2	258.9	-189.6	-622.7	-994.6
Monetary Position Gain (Loss)	148.9	-13.8	168.9	279.6	490.3
Act. Labor Liability	-13.1	1.6	-15.3	-27.0	-42.3
Capitalized CFR	8.4	-0.1	0.0	11.2	0.0
Comprehensive Financial Result	-568.7	-9.8	-283.1	-1,112.5	-1,396.2
Macroeconomic Variables					
End-of-period Ps / US$ exchange rate	10.9272	10.4808	10.1667	10.9272	10.1667
Appreciation / (Devaluation) of the Peso	-4.26%	2.66%	-2.06%	-5.96%	-11.21%
Domestic inflation	1.08%	-0.11%	1.27%	2.35%	3.94%

CONSOLIDATED NET INCOME

During 3Q03, Hylsamex registered a consolidated net loss of US$24 million (Ps.260 million), contrary to the net income of US$44 million (Ps.463 million) reported in the previous quarter and greater than the net loss of US$3 million (Ps.30 million) of the same quarter of 2002. The bottom line worsened versus the previous quarter due to the recognition of significant FX losses in 3Q03 related to the 4.3% peso devaluation and also due to the fact that the equity income from Sidor was significantly higher in the previous quarter because of one-time effects attributable to the debt restructuring of the Venezuelan Company. The comparison against the same quarter of last year yields also an unfavorable variation, which is explained by the lower operating performance and greater FX losses recorded in 3Q03 that were partially offset by a larger accrual of positive deferred taxes in the present quarter.

For the first nine months of 2003, Hylsamex recorded a consolidated net loss of US$16 million (Ps.181 million), an improvement of US$19 million or 54% compared to the net loss of US$35 million (Ps.354 million) for the same period of 2002. The smaller loss is mainly due to a lower CFR—mainly triggered by a lower recognition of FX losses and a smaller financial burden due to the debt restructuring— and higher equity income from Sidor, which were partially offset by lower deferred tax gains. The integration of the consolidated result for this quarter and the first nine months of 2003 are detailed in the following table:

Net Income (Loss) Integration
Millon of Constant Pesos as of Sept. 30, 2003

	3Q03	9M03
Operating Income	144.5	494.9
Integral Financial Result	-568.7	-1,112.5
Other income and special items, net	-2.3	12.9
Income Tax and Profit Sharing	132.2	218.9
Equity income from associated company	33.8	204.8
Consolidated Net Income (Loss) in 3Q03	-260.5	
Consolidated Net Income (Loss) in 9M03		-181.0

NET DEBT & OTHER ITEMS

Hylsamex's net debt as of September 30, 2003 reached US$1,053 million, US$13 million lower than the US$1,066 million outstanding as of June 30, 2003. On top of the EBITDA generation, additional cash flow from working capital efficiencies permitted the Company to cover quarterly interest payments and capital outlays, while still leaving cash for debt reduction. The following table provides a detailed explanation of the change in net debt balance.

Net Debt Variation
US$ Million

Net Debt as of June 30, 2003	**1,066.3**
EBITDA generation	-44.1
Investment in Working Capital and Other	-13.5
Accrued Interest	21.2
Taxes	8.2
Capital Expenditures	10.9
Accrued PIK Interest	4.1
= Net Debt as of September 30, 2003	**1,053.1**

Taxes: Cash taxes paid during the quarter amounted to US$8 million, compared to US$7 million paid in the previous quarter and US$8 million disbursed in the same quarter of 2002. To date, Hylsamex's cash taxes amount to US$27 million, compared to US$30 million paid during the first nine months of 2002.

Net Working Capital (NWC): Net working capital represented a source of funds in 3Q03. The main reduction in working capital was in inventories; where both the Flat Products Division and the coating company managed notable reductions in inventory levels. In addition, there was a minor reduction in the trade accounts investment. Associated with the reduction in inventories was a reduction in payables but the amount was insufficient to cancel the positive NWC adjustments.

Capex: Capital expenditures reached US$11 million during 3Q03. Out of that figure US$5 million were disbursed at the Galvak level, where the outlays reflect additional progress in connection with its expansion program. The balance corresponded to US$3 million spent on the removal of overburden material at the mines and to US$3 million that was invested in normal capex throughout Hylsamex.

Liquidity: Hylsamex's cash reserves as of the end of the third quarter of 2003 reached US$64 million as compared to US$57 million registered as of June 2003. In addition, as of September 30,2003, the company has US$30 million available under a 30-month revolving credit facility to cover future needs. Over the next 12 months, Hylsamex faces maturities of long-term debt of US$54 million.

Key Financial Ratios: The ratio of Net Debt to LTM EBITDA reached 5.5x in 3Q03 as compared to the 5.1x registered in the previous quarter and the 5.9x recorded in the same period of 2002. The interest coverage ratio (LTM EBITDA to LTM Net Interest Expense) was 2.02x in 3Q03 compared to the 2.26x obtained in the previous quarter and the 1.52x attained in the same period of last year. The minor worsening in the debt-related ratios versus the previous quarter occurred despite the reduction in debt and had to do with the difference in EBITDA generation between the corresponding third quarter results of the comparable periods, i.e. the inclusion of the US$44 million of 3Q03 and the dropping of US$64 million of 3Q02.


Net Debt / LTM EBITDA
(Times)
LTM EBITDA / Interest
(Times)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
3.0
2.5
2.0
1.5
1.0
0.5
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03
Net Debt / LTM EBITDA
LTM Int. Cov.
Int. Cov. After Restr.

Fair Value of Hylsamex's Interest Rate Derivatives[2]: As of September 30, 2003, the fair value of Hylsamex's interest rate derivatives positions amounts to US$5.4 million (which represents a positive amount), an increase of 67% compared to the mark-to-market as of June 30, 2003, primarily due to the upward shift in the yield curve, during the past 3 months. All of Hylsamex's interest rate derivative transactions are structured as interest rate caps.

[2] The fair values of the interest rate derivatives was estimated by the Company internally.

Equity Income from Associated Companies (Sidor)

Hylsamex's minority stake in Amazonia generated a gain of US$3 million (Ps.34 million) in 3Q03, compared to the gain of US$36 million (Ps.376 million) recorded in the previous quarter, and contrary to the loss of US$1 million (Ps.11 million) registered in the same quarter of 2002. The result reported by Amazonia in 2Q03 was influenced by the effect of the restructuring agreement.

Selected Financial Information
(Million Pesos as of September 2003)

Income Statement	3Q 2003	2Q 2003	3Q 2002	9M 2003	9M 2002
Sales Revenue	3,955	3,897	3,826	11,760	10,121
Gross Profit	455	427	662	1,396	1,392
Operating Profit	145	135	355	495	518
CFR	-569	-10	-283	-1,112	-1,396
Equity in subsidiary	34	376	-11	205	30
Consolidated Net Earnings	-260	463	-30	-181	-354
Majority Net Earnings	-275	465	-24	-189	-358

Balance Sheet	Sept 2003	June 2003	Sept 2002
Current Assets	6,256	6,386	6,188
Non-Current Assets	23,414	23,181	23,592
Total Assets	29,670	29,567	29,780
Current Liabilities	3,130	3,071	2,690
Non-Current Liabilities	15,521	15,403	15,512
Total Liabilities	18,651	18,474	18,202
Stockholders Equity	11,019	11,092	11,578
Majority Interest	9,184	9,272	9,577

Operating and Financial Indicators

Income Statement	3Q 2003	2Q 2003	3Q 2002	9M 2003	9M 2002
Shipments ('000 tons)	723	706	745	2,153	2,072
Exports (%)	23.8	18.0	24.5	23.0	19.5
Revenue/ton	5,469	5,516	5,136	5,464	4,886
Cash cost/ton	4,381	4,434	3,831	4,347	3,751
Gross margin (%)	11.5	11.0	17.3	11.8	13.7
Operating margin (%)	3.6	3.4	9.3	4.2	5.0
EBITDA margin (%)	12.0	12.1	17.4	12.7	14.5
Earnings per ADS	-3.26	5.52	-0.28	-2.24	-4.25

Balance Sheet	Sept 2003	June 2003	Sept 2002
Net debt (Ps. million)	11,507	11,297	11,152
Net debt (US$ million)	1,053	1,066	1,054
Net debt to equity	1.04	1.02	0.96
Current Ratio	2.00	2.08	2.30
B. Value/ADS	108.82	109.87	113.49
Interest Coverage †			
Last 12 months	2.02	2.26	1.52
Quarterly	1.78	1.84	2.70

* Based on ADS & majority net income
** Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) /(Financial Expenses, net)
Stock price at the end of each quarter: Ps.7.10 at Sep/30/03, Ps.6.30 at Jun/30/02 and Ps.7.18 at Sep/30/02

HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheet

At September 30, 2003, with comparative figures for 2002
(Million Pesos as of September 2003)

ASSETS	2003	2002
Current Assets:		
Cash and temporary investments	700	773
Trade accounts receivable	2,189	2,149
Other accounts receivable	734	777
Inventories	2,633	2,489
Total current assets	6,256	6,188
Investment in shares of Associated Company	581	621
Property, Plant and Equipment	20,245	20,560
Deferred Charges	1,716	1,693
Deferred Tax	592	416
Other Asset	280	302
TOTAL ASSETS	29,670	29,780

LIABILITIES & EQUITY	2003	2002
Current Liabilities:		
Current portion of long term debt	595	132
Short-term affiliated Co.		
Bank loans		
Accrued interest payable	69	46
Accounts payable and accrued expenses	2,466	2,512
Total current liabilities	3,130	2,690
Long-Term Liabilities:		
Long-term debt	11,536	11,720
Long-term affiliated Co.	397	200
Deferred taxes	2,363	2,410
Estimated liabilities for seniority premiums and pension plan	1,225	1,182
Total long-term liabilities	15,521	15,512
TOTAL LIABILITIES	**18,651**	**18.202**
Stockholders' Equity:		
Nominal capital stock	4,975	4,975
Restatement of capital stock	802	802
	5,777	5,777
Other contributed capital		
Contributed capital	5,777	5,777
Earned surplus	3,407	3,800
Total majority interest	9,184	9,577
Minority interest	1,835	2,001
TOTAL STOCKHOLDERS' EQUITY	**11,019**	**11,578**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**29,670**	**29,780**
Majority interest per share	18.1371	18.9147
Majority interest per ADS/GDS	108.8227	113.4885

HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Income

For the period ended September 30, 2003, with comparative figures for 2002
(Million Pesos as of September 2003)

	2003	2002
Net sales	11,760	10,121
Cost of sales	(10,364)	(8,729)
Gross profit	1,396	1,392
Operating expenses	(901)	(874)
Operating income	495	518
Comprehensive financing (expenses) income, net	(1,112)	(1,396)
Other income and special items, net	12	(174)
Income (loss) before the following provisions	(605)	(1,052)
Provisions for income tax, assets tax and deferred tax	235	686
Employees' profit sharing	(16)	(18)
Income (loss) before extraordinary items	(386)	(384)
Extraordinary item - income tax reduction and asset tax credit		
Income (loss) before equity in associated company	(386)	(384)
Equity in income (loss) of associated company	205	30
Consolidated net income (loss)	**(181)**	**(354)**
Net (income) loss corresponding to minority interest	**8**	**4**
Net income (loss) corresponding to majority interest	**(189)**	**(358)**
Net majority income (loss) per share	(0.3738)	(0.7079)
Net majority income (loss) per ADS/GDS	(2.2427)	(4.2474)

Consolidated Statement of Changes in the Financial Position

For the period ended September 30, 2003, with comparative figures for 2002
(Million Pesos as of September 2003)

	2003	2002
Operations:		
Income before extraordinary items	(181)	(354)
Items not affecting resources:		
Depreciation and amortization	1,007	959
Equity in income (loss) of associated company	(205)	(29)
Deferred taxes	(296)	(716)
Other, net	75	3
	400	(137)
Changes in working capital other than financing:		
Accounts receivable	(206)	(669)
Inventories	(141)	(421)
Accounts payable and accrued expenses	(99)	(210)
	(446)	(1,300)
Resources provided by operations	**(46)**	**(1,437)**
Financing:		
Loans received	594	10,192
Repayment of loans	31	(10,903)
Increase in capital stock		2,713
Increase in minority interest		
Dividends (declared) received		
Resources provided by financing activities	**625**	**2,002**
Investment:		
Investment in shares, net	(577)	
Property, plant and equipment, net	(305)	6
Deferred charges	(84)	(112)
Other assets	491	(80)
Resources used in investment activities	**(475)**	**(186)**
Decrease (increase) in cash and temporary investments	**104**	**379**
Cash and temporary investment at the beginning of the period	596	394
Cash and temporary investment at the end of the period	**700**	**773**

Hylsamex S.A. de C.V.
File No. 82-4252

EXHIBIT 8

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

nisora: HYLSAMEX, S.A. DE C.V..

Hylsamex First Quarter 2002 Financial Statements delivered to Mexican Stock Exchange

suario: GERARDO ANTONIO GONZALEZ VILL

ombre del sobre: Hylsamex.ens

ongitud del sobre: 26917 bytes.

echa de recepcion: Apr 23 2002 12:39:10:500PM.

olio de recepcion: 4452.

02 MAY 13 AM 7:21

os Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
ssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

os Archivos NO recibidos son los siguientes:

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BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE MARZO DE 2002 Y 2001

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**25,902,821**	100	**29,760,151**	100
2	**ACTIVO CIRCULANTE**	**4,420,452**	**17**	**5,033,302**	**17**
3	EFECTIVO E INVERSIONES TEMPORALES	292,685	1	408,155	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,603,301	6	1,354,281	5
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	509,745	2	467,068	2
6	INVENTARIOS	2,014,721	8	2,803,798	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**468,004**	**2**	**1,523,192**	**5**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	390,536	2	1,434,040	5
11	OTRAS INVERSIONES	77,468	0	89,152	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**18,715,224**	72	**20,624,968**	**69**
13	INMUEBLES	1,065,755	4	1,074,706	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	34,612,889	134	36,709,677	123
15	OTROS EQUIPOS	189,360	1	190,563	1
16	DEPRECIACION ACUMULADA	17,251,309	67	17,720,429	60
17	CONSTRUCCIONES EN PROCESO	98,529	0	370,451	1
18	**ACTIVO DIFERIDO (NETO)**	**2,299,141**	**9**	**2,578,689**	**9**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**17,619,799**	100	**18,385,555**	100
21	**PASIVO CIRCULANTE**	**7,168,162**	**41**	**4,841,680**	**26**
22	PROVEEDORES	1,183,363	7	1,102,567	6
23	CREDITOS BANCARIOS	3,917,318	22	2,693,769	15
24	CREDITOS BURSATILES	0	0	249,323	1
25	IMPUESTOS POR PAGAR	170,057	1	134,523	1
26	OTROS PASIVOS CIRCULANTES	1,897,424	11	661,498	4
27	**PASIVO A LARGO PLAZO**	**7,165,553**	**41**	**10,755,520**	**58**
28	CREDITOS BANCARIOS	2,941,373	17	5,891,446	32
29	CREDITOS BURSATILES	4,224,069	24	4,859,946	26
30	OTROS CREDITOS	111	0	4,128	0
31	**CREDITOS DIFERIDOS**	**3,286,084**	**19**	**2,788,355**	**15**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**8,283,022**	100	**11,374,596**	100
34	**PARTICIPACION MINORITARIA**	**1,890,178**	**23**	**1,928,471**	**17**
35	**CAPITAL CONTABLE MAYORITARIO**	**6,392,844**	**77**	**9,446,125**	**83**
36	**CAPITAL CONTRIBUIDO**	**2,870,760**	**35**	**2,870,760**	**25**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	2,393,924	29	2,393,924	21
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	476,836	6	476,836	4
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**3,522,084**	**43**	**6,575,365**	**58**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	8,060,528	97	7,861,580	69
43	RESERVA PARA RECOMPRA DE ACCIONES	971,367	12	971,367	9
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(5,221,505)	(63)	(2,006,439)	(18)
45	**RESULTADO NETO DEL EJERCICIO**	(288,306)	(3)	(251,143)	(2)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**292,685**	**100**	**408,155**	**100**
46	EFECTIVO	76,011	26	37,091	9
47	INVERSIONES TEMPORALES	216,674	74	371,064	91
18	**CARGOS DIFERIDOS**	**2,299,141**	**100**	**2,578,689**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,701,639	74	1,751,877	68
49	CREDITO MERCANTIL	4,825	0	31,725	1
50	IMPUESTOS DIFERIDOS	296,611	13	497,010	19
51	OTROS	296,066	13	298,077	12
21	**PASIVO CIRCULANTE**	**7,168,162**	**100**	**4,841,680**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,986,006	56	3,557,499	73
53	PASIVOS EN MONEDA NACIONAL	3,182,156	44	1,284,181	27
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**249,323**	**100**
54	PAPEL COMERCIAL	0	0	249,323	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,897,424**	**100**	**661,498**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	241,852	13	106,911	16
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,655,572	87	554,587	84
27	**PASIVO A LARGO PLAZO**	**7,165,553**	**100**	**10,755,520**	**100**
59	PASIVO EN MONEDA EXTRANJERA	6,620,461	92	9,003,757	84
60	PASIVO EN MONEDA NACIONAL	545,092	8	1,751,763	16
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,224,069**	**100**	**4,859,946**	**100**
61	OBLIGACIONES	3,534,324	84	4,184,608	86
62	PAGARE DE MEDIANO PLAZO	689,745	16	675,338	14
30	**OTROS CREDITOS**	**111**	**100**	**4,128**	**100**
63	OTROS CREDITOS CON COSTO	111	100	4,128	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,286,084**	**100**	**2,788,355**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,252,881	69	1,866,038	67
67	OTROS	1,033,203	31	922,317	33
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(5,221,505)**	**100**	**(2,006,439)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(5,221,505)	(100)	(2,006,439)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	(2,747,710)	191,622
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,033,203	882,352
74	NUMERO DE FUNCIONARIOS (*)	197	204
75	NUMERO DE EMPLEADOS (*)	2,565	2,642
76	NUMERO DE OBREROS (*)	4,208	4,363
77	NUMERO DE ACCIONES EN CIRCULACION (*)	243,756,094	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,654,319**	**100**	**2,868,023**	**100**
2	COSTO DE VENTAS	2,418,279	91	2,630,316	92
3	**RESULTADO BRUTO**	**236,040**	**9**	**237,707**	**8**
4	GASTOS DE OPERACION	259,632	10	243,282	8
5	**RESULTADO DE OPERACION**	**(23,592)**	**(1)**	**(5,575)**	**0**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(49,409)	(2)	219,825	8
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**25,817**	**1**	**(225,400)**	**(8)**
8	OTRAS OPERACIONES FINANCIERAS	425,429	16	109,653	4
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(399,612)**	**(15)**	**(335,053)**	**(12)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(255,318)	(10)	(120,199)	(4)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(144,294)**	**(5)**	**(214,854)**	**(7)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(120,926)	(5)	(39,917)	(1)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(265,220)**	**(10)**	**(254,771)**	**(9)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(265,220)**	**(10)**	**(254,771)**	**(9)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(265,220)**	**(10)**	**(254,771)**	**(9)**
19	PARTICIPACION MINORITARIA	23,086	1	(3,628)	0
20	**RESULTADO NETO MAYORITARIO**	**(288,306)**	**(11)**	**(251,143)**	**(9)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,654,319**	**100**	**2,868,023**	**100**
21	NACIONALES	2,246,702	85	2,459,474	86
22	EXTRANJERAS	407,617	15	408,549	14
23	CONVERSION EN DOLARES (***)	43,645	2	37,149	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(49,409)**	**100**	**219,825**	**100**
24	INTERESES PAGADOS	280,585	568	431,146	196
25	PERDIDA EN CAMBIOS	(174,636)	(353)	(31,294)	(14)
26	INTERESES GANADOS	28,854	58	34,002	15
27	GANANCIA EN CAMBIOS	(17,381)	(35)	9,793	4
28	RESULTADO POR POSICION MONETARIA	(143,885)	(291)	(136,232)	(62)
8	**OTRAS OPERACIONES FINANCIERAS**	**425,429**	**100**	**109,653**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	425,429	100	109,653	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(255,318)**	**100**	**(120,199)**	**100**
32	I.S.R.	(258,229)	(101)	(120,280)	(100)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	2,911	1	81	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES. S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **1** ANO: **2002**

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	2,654,320	3,264,896
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	11,466,954	13,927,369
39	RESULTADO DE OPERACION (**)	251,311	845,076
40	RESULTADO NETO MAYORITARIO (**)	1,762,928	(262,305)
41	RESULTADO NETO (**)	1,747,643	(273,351)

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(265,220)**	**(254,771)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	579,356	266,222
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**314,136**	**11,451**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	522,637	(64,477)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**836,773**	**(53,026)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(861,489)	(828,748)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(10,171)	(29,549)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(871,660)**	**(858,297)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(41,805)**	**(26,705)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(76,692)	(938,028)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	369,377	1,346,183
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	292,685	408,155

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**579,356**	**266,222**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	295,945	309,468
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	40,608	56,943
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	242,803	(100,189)
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**522,637**	**(64,477)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(12,002)	38,703
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(26,499)	(27,186)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(117,902)	31,254
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	86,722	(40,209)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	592,318	(67,039)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(861,489)**	**(828,748)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	21	127,785
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	471,993	9,157
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	(222)
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(818,059)	(554,461)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(514,275)	(409,186)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(1,169)	(1,821)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(10,171)**	**(29,549)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(10,171)	(29,549)
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(41,805)**	**(26,705)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	84
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(43,030)	(50,135)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	1,225	23,346

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(9.99)	%	(8.88)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	27.58	%	(2.78)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	6.75	%	(0.92)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(54.25)	%	(53.47)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.44	veces	0.47	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.61	veces	0.68	veces
8	ROTACION DE INVENTARIOS (**)	5.04	veces	4.50	veces
9	DIAS DE VENTAS POR COBRAR	47	días	37	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.30	%	10.33	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	68.02	%	61.78	%
12	PASIVO TOTAL A CAPITAL CONTABLE	2.13	veces	1.62	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	60.20	%	68.32	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	38.29	%	52.15	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	(0.08)	veces	(0.01)	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.65	veces	0.76	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.62	veces	1.04	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.34	veces	0.46	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.25	veces	0.27	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	4.08	%	8.43	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	11.83	%	0.40	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	19.69	%	(2.25)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	2.98	veces	(0.12)	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	98.83	%	96.56	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	1.17	%	3.44	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	102.93	%	187.74	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 9.26	$ (1.08)
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 9.26	$ (1.08)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 26.23	$ 38.75
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.24 veces	.19 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	.69 veces	(7.01) veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS	(7,680,410)
IMPUESTO DIFERIDO EN CAPITAL	87,036
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,371,869
TOTAL	(5,221,505)

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

PRESTAMOS BURSATILES	3,369,429
OBLIGACIONES	854,640
TOTAL	4,224,069

r08: ESTE RENGLON SE INTEGRA COMO SIGUE:

RESERVA PARA PERDIDAS EN INVERSIONES DE ASOCIADAS	390,536
OTROS GASTOS, NETO	34,893
TOTAL	425,429

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Final

RESULTADOS AL PRIMER TRIMESTRE DE 2002

La información contenida en este reporte se presenta en pesos constantes (Ps) con poder adquisitivo del 31 de marzo de 2002 y en toneladas métricas. Algunas cifras se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes.

EVENTOS RELEVANTES

* Hylsamex vendió 623,500 toneladas durante el primer trimestre de 2002, volumen superior en 1% al de 615,700 toneladas vendidas en 4T01 y 16% mayor al de 537,700 toneladas embarcadas durante 1T01.

* El volumen doméstico totalizó 534,600 toneladas en 1T01, 1% inferior al nivel de 542,500 toneladas del trimestre anterior pero 14% superior a las 471,000 toneladas vendidas en el mismo trimestre de 2001.

* Las ventas de exportación ascendieron a 88,900 toneladas, superiores en 21% y 33% que las 73,200 toneladas de 4T01 y 66,700 toneladas de 1T01, respectivamente. El incremento se logró en la línea de productos planos.

* El ingreso por tonelada fue de US$466 en 1T02, 5% inferior al de US$493 registrado durante el trimestre previo y 12% inferior al de US$527 obtenido en 1T01. La disminución en precio, aunada al cambio en la mezcla de ventas que incluyó un mayor porcentaje de productos tipo commodity, explican la caída en este indicador.

* El costo de ventas continuó decreciendo, llegando a US$424/tonelada en 1T01, 5% inferior al de US$448 /tonelada registrado en 4T01 y 12% menor al de US$483/tonelada obtenido hace un año. En millones de dólares, esta cifra disminuyó 4% del nivel del trimestre anterior y se incrementó sólo 2% contra 1T01 a pesar del incremento relevante en volumen de ventas.

* El flujo de efectivo, medido como EBITDA, continuó afectado negativamente por la disminución en los precios domésticos. En 1T02, el EBITDA totalizó US$30 millones, lo que representa una caída de 13% del EBITDA de US$34 millones registrado en 4T01, y permaneció en línea con el de 1T01.

* Las negociaciones para la reestructura de la subsidiaria Hylsa siguen avanzando. La Compañía ha realizado los pasos necesarios para cumplir con las condiciones precedentes de la misma.

RESUMEN

Los esfuerzos para mejorar los resultados operativos y financieros de Hylsamex durante el primer trimestre de 2002 se vieron obstruidos por la continua presión a la baja en los precios de venta. La generación de efectivo disminuyó 13% contra el trimestre anterior y, a pesar del entorno negativo, Hylsamex pudo preservar el mismo nivel de EBITDA que el obtenido hace un año. Esto fue posible debido a las iniciativas de reducción de costos implementadas durante los últimos doce meces, al permitir que la Compañía obtuviera mayores beneficios de la disminución en los insumos variables.

La demanda de acero en México se ha incrementado desde el nivel más bajo experimentado durante el primer trimestre de 2001. Consecuentemente, el volumen de ventas de Hylsamex se incrementó en 16% desde 1T01 pero subió sólo de manera marginal desde el cuarto trimestre de 2001 debido a la ocurrencia de la Semana Santa hacia el final del trimestre, y al efecto estacional que esto representa. En el primer trimestre de 2002, el mercado local incrementó la demanda de productos no planos orientados al sector de la construcción. Por otro lado, las ventas de exportación subieron ya que la Compañía tomó ventaja del incremento en demanda de productos tipo commodity de algunos de sus clientes internacionales.

El ingreso por tonelada en el trimestre totalizó US$466, 5% inferior al de 4T01 y 12% por debajo del obtenido en 1T01. Los precios de exportación de Hylsamex bajaron contra el cuarto trimestre de 2001 debido a un cambio en la mezcla de ventas, que en 1T02 incluyó menos productos de valor agregado. Los precios de acero en México continúan a niveles bajos a pesar de los recientes incrementos de precio en el mercado spot en Estados Unidos. Aunque el precio promedio de Hylsamex se deterioró más desde diciembre de 2001 debido tanto a menores precios de venta como al cambio en la mezcla, estos mostraron una tendencia más positiva a medida que avanzó el trimestre. Más aún, durante marzo Hylsamex implementó un incremento de precio de 7% en algunas categorías de productos planos.

Los costos de producción durante el trimestre mejoraron en 7% contra 4T01 y 8% contra 1T01 a pesar del crecimiento en volumen. La razón de esta mejora en costos es que los precios de algunos insumos variables como el gas natural, la electricidad y la chatarra siguieron disminuyendo. Los esfuerzos de la administración para limitar los costos fijos fueron efectivos, aunque medidos en dólares se incrementaron por la apreciación del peso en el trimestre.

A principios de Marzo, el Presidente Bush anunció la conclusión de la investigación Sección 201 iniciada en Junio de 2001, implementando aranceles escalonados en todos los productos de acero en presentación de lámina y placa. En el primer año, el arancel será de 30%, de 24% durante el segundo y de 18% durante el tercer año. México y Canadá quedaron excluidos del ámbito de esta resolución, así como otros países en desarrollo.

En la misma línea, el 15 de marzo de 2002, la Secretaría de Economía en México incrementó los aranceles a las importaciones de productos siderúrgicos por segunda vez. El arancel anterior de 25%, implementado el 6 de septiembre de 2001, se incrementó a 35% para las mismas categorías de productos provenientes de países con los cuales México no tiene tratados comerciales. Este nuevo nivel de aranceles está diseñado para limitar las prácticas de comercio desleal.

MERCADO DEL ACERO

El volumen de ventas total subió 1%, de 615,700 toneladas en 4T01 a 623,500 toneladas en 1T02. En la comparación contra 1T01, los embarques crecieron 16% reflejando un incremento en el consumo doméstico, particularmente en productos no planos. Ventas adicionales de productos planos a los mercados de exportación permitieron el incremento marginal contra el trimestre anterior.

Los embarques domésticos en el primer trimestre de 2002 fueron de 534,600

toneladas, nivel 1% inferior al de 542,500 toneladas vendidas en el trimestre anterior pero 14% superior al de 471,000 toneladas embarcadas durante el primer trimestre de 2001. En la comparación contra 4T01, la estacionalidad trimestral fue la causa principal de la disminución en el volumen de ventas. El incremento de 63,600 toneladas contra el mismo trimestre del año anterior se atribuyó a lo siguiente:

* Un incremento de 9,900 toneladas de productos planos. La mayor parte de este incremento incluyó productos de valor agregado como lámina rolada en frío, productos tubulares y acero recubierto. La disminución de las importaciones permitió que tanto Hylsamex como otros productores domésticos incrementaran su participación de mercado.
* Un incremento de 53,700 toneladas en productos no planos compuesto por mayores ventas de varilla y alambrón. Adicionalmente, Hylsamex incrementó la venta de productos semi-terminados.

Las exportaciones totalizaron 88,900 toneladas durante el primer trimestre de 2002, mostrando crecimientos de 21% y de 33% con relación a 4T01 y 1T01, respectivamente. El incremento versus el trimestre anterior se compuso principalmente de lámina rolada en caliente y de un ligero incremento de productos de valor agregado. En la comparación contra el mismo trimestre de 2001, el incremento consistió en productos de valor agregado, pero a menores precios de venta.

La mezcla de exportación en 1T02 incluyó 83% de productos de valor agregado, en comparación con el 89% obtenido en 4T01 y el 80% obtenido en 1T01. El precio promedio al que Hylsamex exportó sus producto en 1T02 fue de US$431 /tonelada, 12% inferior al trimestre anterior y 15% por debajo de 1T01. Debido al incremento en embarques, el ingreso por exportaciones creció 12% y 11% contra 4T01 y el mismo trimestre de 2001.

INGRESO

El ingreso de Hylsamex durante el primer trimestre de 2002 totalizó Ps.2,654 millones (US$290 millones), 7% inferior al de Ps.2,864 millones (US$304 millones) registrados durante el trimestre anterior y 7% por debajo de los Ps.2,868 millones (US$283 millones) obtenidos hace un año. En ambas comparaciones, la caída que se presentó en el ingreso por tonelada en pesos constantes -8% desde 4T01 y 20% con relación a 1T01- limitó el incremento en ingreso total que pudo haberse presentado debido al incremento en embarques. Mientras que se presentó una disminución de precios en todas las líneas de productos, el cambio en la mezcla de ventas en el trimestre agudizó la caída en ingreso por tonelada. La mezcla de ventas de 1T02 incluyó 64% de productos de valor agregado en comparación con el 65% registrado en el trimestre anterior y el 60% de 1T01. El ingreso por tonelada en dólares siguió la misma tendencia decreciente aunque debido a la apreciación de 1.3% que experimentó el peso durante el trimestre, se limitó a 5% contra 4T01 y a 12% versus 1T01.

El ingreso de US$466/ton registrado en el trimestre se compuso de un precio promedio de US$423 y de la contribución de otro ingreso que totalizó US$43/tonelada. Con respecto al precio promedio, Hylsamex registró una disminución de US$21 con relación al trimestre anterior y de US$45 contra el mismo trimestre del año anterior debido a precios domésticos y de exportación más bajos y al cambio en la mezcla. En lo que se refiere a la contribución proveniente de otros ingresos, en 1T02 disminuyó del monto de US$49/tonelada

registrado en 4T01 y de US$59/tonelada obtenida en 1T01. La caída contra el trimestre anterior se debió principalmente a menores ventas de mineral de hierro al mercado, y contra 1T01 también se debió a menores ventas de tecnología y a una actividad más baja en la planta generadora de electricidad propiedad de Hylsamex.

COSTO DE VENTAS

El costo de ventas en el trimestre fue de Ps.2,418 millones (US$265 millones), 7% inferior al de Ps.2,604 millones (US$276 millones) registrado durante el trimestre anterior y 8% menor que el de Ps.2,629 millones (US$260 millones) obtenido hace un año. Las cifras en pesos constantes reflejan menor las tendencias decrecientes en el costo dado que las cifras en dólares están afectadas por la valuación del peso, que el 1T02 registró una apreciación contra 4T01 y de 5.2% contra 1T01. Bajo este análisis, el costo variable bajó 11% y 13% contra 4T01 y 1T01, respectivamente, mientras que los costos fijos se mantuvieron similares a 4T01 y crecieron sólo 1% contra 1T01. La disminución en costo variable en comparación a ambos trimestres se debió a precios de insumos variables aún más bajos.

En una base por tonelada, el costo totalizó US$424 en 1T01, 5% o US$24/tonelada inferior al de US$448 registrado en 4T01 y 12% o US$59/tonelada menor que el de US$483 obtenido en 1T01. En las dos comparaciones, la mayoría de la disminución se registró en el costo variable. El costo por tonelada en este trimestre fue inferior al que se registró en el tercer trimestre de 2001, cuando Hylsamex cobró US$20 millones por la venta de una cobertura del gas natural. El comportamiento del costo de los principales insumos variables se muestra a continuación:

GAS NATURAL: La referencia en Texas del precio del gas natural disminuyó US¢10/MMBTu en el trimestre, pero el precio que Hylsamex pagó en el trimestre se mantuvo igual que en el trimestre anterior debido a la cobertura que la Compañía tenía en el mes de diciembre. Durante 1T02 la Compañía no tuvo cobertura adicional al contrato de precio fijo por US$4.0/MMBtu con PEMEX.

ELECTRICIDAD: En pesos, el precio de la electricidad disminuyó contra el trimestre anterior, aunque en dólares se incrementó 2% debido a la apreciación del peso. En la comparación contra 1T01, el precio disminuyó 6% de acuerdo a la tendencia en los precios de los hidrocarburos.

CARGA METÁLICA: El precio promedio ponderado de la carga metálica en 1T01 fue de US$122 /tonelada, comparado con el de US$ 124 /tonelada registrado en el trimestre anterior y el de US$122 /tonelada obtenido en el mismo trimestre de 2001. El costo de US$122/tonelada representa el más bajo desde que la crisis en el precio del gas impactó negativamente los costos de producción de Hylsamex. Con respecto a los precios de la chatarra, estos disminuyeron contra lo trimestres comparables, pero en una base mensual, se incrementaron en marzo en comparación a enero de 2002.

GASTOS DE OPERACIÓN

Los gastos de operación en el primer trimestre de 2002 totalizaron Ps.260 millones (US$28 millones), disminuyendo 4% del nivel de Ps.270 millones (US$29

millones) obtenido en el trimestre anterior pero 7% por encima de los gastos de Ps.243 millones (US$24 millones) registrados en el primer trimestre de 2001. La disminución contra el trimestre anterior se debió a menores pagos a la compañía tenedora dado el menor nivel de ingresos. El incremento en comparación a 1T01 resultó de un incremento en fletes debido a un mayor volumen de ventas, y a gastos de administración ligeramente superiores.

FLUJO DE EFECTIVO

El flujo de operación, medido en EBITDA, fue de US$30 millones (Ps.272 millones) en 1T01, 13% inferior al EBITDA de US$34 millones (Ps.322 millones) registrado en el trimestre anterior y similar a los US$30 millones (Ps.304 millones) obtenidos en el mismo trimestre de 2001. El margen de EBITDA fue de 10.3% en este trimestre, comparado con el de 11.2% del trimestre anterior y el 10.6% registrado en 1T01. Como lo muestra la siguiente tabla, el precio de venta continúa siendo la razón principal del deterioro en el flujo de efectivo de Hylsamex, ya que los costos variables se han reducido a niveles más rentables.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

El resultado Integral de financiamiento de 1T01 resultó en una ganancia neta de Ps.50 millones (US$6 millones), comparada con la ganancia de Ps.178 millones (US$18 millones) registrada en 4T01, y el costo financiero neto de Ps.220 millones (US$22 millones) obtenido en 1T01. La apreciación del peso en el trimestre generó suficientes ganancias cambiarias que, junto con la ganancia monetaria obtenida, compensó los gastos financieros, obteniendo así una ganancia financiera neta.

UTILIDAD NETA CONSOLIDADA

El resultado neto consolidado correspondiente al interés mayoritario para el primer trimestre de 2002 fue de una pérdida de Ps.288 millones (US$32 millones) comparado con la pérdida neta de Ps.1,557 millones (US$169 millones) registrada en el trimestre anterior y la pérdida de Ps.251 millones (US$25 millones) obtenida durante el mismo trimestre de 2001. La mayor parte de la diferencia contra el trimestre pasado se debió al ajuste negativo en el activo por impuesto diferido en Hylsa hecho en 4T01, al ajuste favorable por reducirse la tasa aplicable a impuestos diferidos, a la provisión del 50% del valor de la inversión en Amazonia y en menor medida, al deterioro en la utilidad de operación.

(1) Durante 1T02 Hylsamex reportó un crédito a los resultados en el renglón de impuestos por una cantidad de Ps.255 millones. La principal razón de este crédito se debe a un ajuste en el renglón de Impuestos Diferidos como resultado de una reducción en la tasa de impuestos aplicable para 2002. La tasa de Impuestos había sido hasta 2001 del 35%, mientras que la tasa para 2002 es ahora de 32%. Después de utilizar la nueva tasa para calcular los impuestos diferidos, una reducción por la cantidad de Ps.246 millones fue obtenida y acreditada contra los resultados del primer trimestre de 2002.
(2) Como consecuencia de la compleja situación política y económica que se vive en Venezuela, y ante la incertidumbre de las negociaciones iniciadas por

Amazonia y Sidor con sus respectivos acreedores financieros así como en la determinación del valor de la inversión en acciones de Amazonia y Sidor y de la recuperación de los prestamos convertibles, Hylsamex ha considerado prudente constituir una reserva equivalente al 50% de tales valores. Una vez descontada la reserva, el valor de la inversión, incluyendo los préstamos convertibles, asciende a US$ 43.3 millones al 31 de marzo de 2001.

DEUDA NETA

La deuda neta de caja de Hylsamex al 31 de marzo de 2002 fue de US$1,329 millones, mayor en US$3 millones a la de US$1,326 millones registrada al cierre de 2001, y menor en US$44 millones a la deuda de US$1,373 millones obtenida en marzo de 2001. Las inversiones en activo fijo se han mantenido a niveles bajos, y el desembolso en 1T02 fue de sólo US$5 millones.

PROCESO DE REFINANCIAMIENTO

Alcanzar un proceso exitoso de refinanciamiento con los bancos de Hylsa permitirá que Hylsamex ajuste sus obligaciones financieras a términos más adecuados que reflejen el entorno actual en la industria siderúrgica. A continuación se proporciona un resumen de los principales avances que se han obtenido en el proceso de refinanciamiento de la deuda de la subsidiaria Hylsa, S.A. de C.V., particularmente en el cumplimiento de las condiciones principales a las que está sujeta la efectividad de dicho proceso.

* Extender el vencimiento del pasivo relativo a los pagarés de mediano plazo. El 13 de marzo de 2002 se llevó a cabo una asamblea a la que asistieron representantes de aproximadamente 91% del monto total de los pagarés, quienes aprobaron las propuestas de la Compañía. Como resultado, el vencimiento del 100% de los pagarés en UDIS, equivalente a aproximadamente US$ 73 millones, se extenderá de marzo de 2005 a marzo de 2007, manteniendo su cupón actual de 8.75%. El 11 de marzo la Compañía pagó en efectivo aproximadamente 52% de los intereses que vencieron. Los tenedores de los pagarés aprobaron la propuesta para capitalizar el monto remanente (aproximadamente el 48% de los intereses devengados y no pagados) por lo que el monto de los pagarés queda en aproximadamente US$75 millones.

La extensión de los pagarés de mediano plazo queda sujeta a dos condiciones: (i) la conclusión del proceso de reestructura de Hylsa y (ii) que Hylsa realice una oferta de intercambio de los pagarés de 2007 por Certificados Bursátiles antes del 31 de enero de 2004. El nuevo instrumento, que vencerá en el año 2008 (con amortizaciones iguales en marzo y septiembre) y tendrá un cupón de al menos 8.75%. Lo anterior fue objeto de un comunicado al público inversionista, divulgado el pasado día 13 de marzo del presente año.

* El refinanciamiento de la deuda de Galvak. Este crédito, que aún se encuentra en proceso de negociación, servirá para refinanciar la mayor parte de la deuda de Galvak y tendrá un vencimiento promedio mayor a tres años.

* Extensión de al menos el 50% del monto de los Bono 2007, así como la obtención de dispensas a ciertas cláusulas. En comunicado de prensa fechado el pasado 12 de abril, la Compañía anunció que ha recibido el consentimiento de la mayoría de los tenedores del Bono 2007 para las enmiendas y dispensas

propuestas. El 22 de abril, la Compañía anunció que aproximadamente US$153 millones se presentaron para el intercambio a Bonos de 2010, por lo que se cumple con el objetivo inicial de intercambiar al menos el 50% de los Bonos 2007.

* Aportaciones para liquidez. La obtención de una línea de crédito bancaria por US$ 40 millones, con revolvencia durante 30 meses, se encuentra en proceso de negociación y sindicación.

RESULTADO DE EMPRESAS ASOCIADAS NO CONSOLIDADAS (SIDOR)

La información de Sidor y Amazonia contenida en este reporte es preliminar. Como se explica más adelante, la situación financiera de Sidor y Amazonia está sujeta a cambios como resultado de proceso actual de reestructuración, que pudieran resultar en ajustes potenciales desfavorables.

La participación minoritaria de Hylsamex en los resultados de Amazonia del 1T02, resultó en una pérdida por Ps.121 millones (US$13 millones), comparada con la pérdida de Ps.251 millones (US$27 millones) registrada en 4T01, y con la pérdida de Ps.40 millones (US$4 millones) registrada en el mismo trimestre del año anterior.

El volumen de ventas en 1T01 subió 6% con respecto al volumen de 4T01 de 769,900 toneladas en 4T01, y al de 751,200 toneladas registrado en 1T01. El nivel de embarques obtenido en 1T01 representa el más alto durante los pasados tres años. El porcentaje de exportación se incrementó de 68% en 4T01 a 70% en 1T02 y Sidor logró obtener un volumen record en su mercado de exportación. Este cambio en la mezcla incluyó principalmente productos semi-terminados, los cuales se incrementaron en 14% con respecto al trimestre anterior.

Los ingresos de Sidor en 1T02 fueron de US$198 millones, 3% superiores a los de US$192 millones registrados en 4T01 pero 8% inferiores a los US$215 millones registrados en 1T01. El precio promedio en 1T02 disminuyó 3% con respecto al del 4T01 como resultado de un cambio desfavorable en la mezcla de productos vendidos –los embarques adicionales al mercado de exportación incluyeron altos volúmenes de productos semi-terminados–, así como de una disminución de 10% en el precio del mercado doméstico.

Como consecuencia de la compleja situación política y económica que se vive en Venezuela, y ante la incertidumbre de las negociaciones iniciadas por Amazonia y Sidor con sus respectivos acreedores financieros así como en la determinación del valor de la inversión en acciones de Amazonia y Sidor y de la recuperación de los prestamos convertibles, Hylsamex ha considerado prudente constituir una reserva equivalente al 50% de tales valores. Una vez descontada la reserva, el valor de la inversión, incluyendo los préstamos convertibles, asciende a US$43.3 millones (Ps.391 millones) al 31 de marzo de 2002.

A esta fecha, Hylsamex, S.A. de C.V. (la compañía tenedora) tiene una exposición adicional por US$26 millones con respecto a la garantía para el pago de la deuda que Sidor tiene con el Fondo de Inversiones de Venezuela. También se tiene una exposición adicional por US$25 millones con respecto al cumplimiento de ciertas obligaciones establecidas en el contrato de adquisición de Sidor. Hylsa Latin tiene una exposición adicional de US$225

millones como garantía para el pago de la deuda de Sidor con el Fondo de Inversiones de Venezuela. Hylsa, S.A. de C.V., la subsidiaria que produce el acero de Hylsamex, no tiene contingencias relacionadas con Amazonia o Sidor.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

HYLSAMEX, S. A. DE C. V.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS E INDIVIDUALES
AL 31 DE MARZO DE 2002 COMPARATIVOS CON 2001

Millones de pesos de poder adquisitivo del 31 de marzo de 2002
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y es líder del mercado en sus principales líneas de productos, los cuales están primariamente orientados a las industrias de la construcción, autopartes y línea blanca.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de empresas asociadas, en las cuales tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociadas son:

% de tenencia
al 31 de marzo de (a)
2002 2001
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias: 100 100
Hylsa Puebla, S. A. de C. V. (b) 100
Hylsa Norte, S. A. de C. V. (b) 100
Consorcio Minero Benito Juárez
Peña Colorada, S. A. de C. V. 51 51
Peña Servicios, S. A. de C. V. 100 100
Las Encinas, S. A. de C. V. (c) 100 100
Comercializadora Las Encinas, S. A. de C. V. (c) 100 100
Aceros Prosima, S. A. de C. V. 100 100
Materiales y Aceros Masa, S. A. de C. V. 100 100
Pegi, S. A. de C. V. 52 52
Técnica Industrial, S. A. de C. V. 100 100
Transamerica E. & I., Corp. 100 100
Ferropak Servicios, S. A. de C. V. 100 100
Ferropak Comercial, S. A. de C. V. (d) 100
Ferropak, S. A. de C. V. (d) 100
Galvak, S. A. de C. V. y subsidiarias: 100 100
Galvamet Trading, Inc. 100 100
Galvacer Chile, S. A. 100 100
Acerex, S. A. de C. V. (e) 51
Acerex Servicios, S. A. de C. V. 100

Hylsa Latin, LLC. (Hylsa Latin) y asociadas (f): 100 100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) 37 37
CVG Siderúrgica del Orinoco, C. A. (Sidor) 70 70

Ferropcion. S.A. de C.V.,(Antes Galvanet, S. A. de C. V.) 100 100

Express Anáhuac Operadora, S. A. de C. V. (h) 100
Express Anáhuac, S. A. de C. V. (h) 100

Express Anáhuac Inmobiliaria, S. A. de C. V. (g) 100

Express Anáhuac Servicios, S. A. de C. V. (g) 100

Promotora Azteca Mexicana, S. A. de C. V. (h) 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociadas.

(b) El 30 de noviembre de 2001 los accionistas aprobaron la escisión de HYLSA. Como resultado se crearon dos nuevas empresas a las cuales se distribuyeron activos, pasivos y capital contable existentes al 31 de diciembre de 2001.

El acuerdo de escisión establece que: (a) HYLSA subsiste como entidad escindente y mantendrá la operación de las líneas de producción de aceros planos, aceros tubulares y tecnología, y (b) se incorporan dos nuevas compañías, Hylsa Puebla, S. A. de C. V. (Hylsa Puebla) e Hylsa Norte, S. A. de C. V. (Hylsa Norte) (compañías escindidas), constituidas con el propósito de operar las líneas de producción de alambrón y varilla en sus plantas de Xoxtla, Puebla y Apodaca, Nuevo Léon, respectivamente.

El 31 de diciembre de 2001, inmediatamente después de ser efectiva la escisión antes descrita, HYLSA adquirió de HYLSAMEX las acciones representativas del capital de las compañías escindidas, por lo que a partir de esa fecha las compañías escindidas son subsidiarias de HYLSA; esta operación se efectuó a crédito con base al valor contable de dichas entidades, capitalizándose en esa misma fecha los derechos de crédito correspondientes.

(c) En noviembre de 2001 los accionistas de Las Encinas, S. A. de C. V. aprobaron los siguientes acuerdos: (a) la escisión de la compañía y la creación de una nueva empresa denominada Operadora Las Encinas, S. A. de C. V. y (b) la fusión de Operadora Las Encinas, S. A. de C. V. con Comercializadora Las Encinas, S. A. de C. V., subsistiendo esta última como entidad fusionante, a la que se asignó la operación de la producción de mineral de hierro peletizado (pélet).

(d) En noviembre de 2001 los accionistas aprobaron la fusión de Ferropak, S. A. de C. V. con Ferropak Comercial, S. A. de C. V. (antes Teracor, S. A. de C. V., parte relacionada), subsistiendo ésta última como entidad fusionante.

(e) En junio de 2001 HYLSA vendió a Galvak, S. A. de C. V. (GALVAK), la totalidad de su participación accionaria en Acerex, S. A. de C. V.

(f) Amazonia es propietaria del 70.0% del capital común de Sidor, empresa venezolana.

(g) Express Anáhuac, S. A. de C. V. (EXXAN) fue subsidiaria de Promotora Azteca Mexicana, S. A. de C. V. (Promotora Azteca) hasta diciembre de 2001, fecha en que Promotora Azteca vendió sus acciones a Express Anáhuac Operadora, S. A. de C. V., entidad constituida en diciembre de 2001 por HYLSAMEX.

Previamente, en noviembre de 2001 EXXAN constituyó dos nuevas empresas: Express Anáhuac Inmobiliaria, S. A. de C. V. (EXXAN Inmobiliaria) y Express Anáhuac Servicios,
S. A. de C. V. (EXXAN Servicios) (las compañías constituidas), a las que vendió sus inmuebles y equipo de transporte, respectivamente.

Posteriormente, en diciembre de 2001 EXXAN se escindió creándose Express Anáhuac Comercializadora, S. A. de C. V. (EXXAN Comercializadora), a la que transfirió las acciones de las compañías constituidas señaladas en el párrafo anterior.

(h) Promotora Azteca se fusionó en diciembre de 2001 con EXXAN Comercializadora, subsistiendo Promotora Azteca como entidad fusionante, vendiendo las acciones de EXXAN Inmobiliaria y EXXAN Servicios a HYLSAMEX.

Adicionalmente, en diciembre de 2001 Promotora Azteca se escindió creándose dos nuevas
empresas: Promotora Azteca del Norte, S. A. de C. V. y Promotora Azteca del Noreste, S. A.
de C. V. (compañías escindidas), subsistiendo Promotora Azteca como escindente. En ese
mismo mes HYLSAMEX vendió a ALFA las acciones representativas del capital de dichas
entidades.

Las transacciones a que se hace referencia en los incisos (g) y (h) anteriores, se llevaron a
cabo tomando como base el valor contable de las entidades involucradas a las fechas de dichas transacciones.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros individuales de HYLSAMEX (Controladora) han sido preparados para cumplir con las disposiciones legales a las que está sujeta como entidad jurídica independiente. En estos estados financieros la inversión en acciones de subsidiarias se valúa por el método de participación (inciso d. siguiente).

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de marzo de 2002.

Los estados financieros de la subsidiaria y las asociadas extranjeras se conforman a principios de contabilidad generalmente aceptados en México. El efecto de la conversión de dichos estados financieros se registra directamente en el capital contable.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 356.1400, 339.929 y 317.676 al 30 de marzo de 2002, 2001 y 2000, respectivamente (1994 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se presentan a su valor de mercado.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociadas

Las acciones de empresas asociadas (véase inciso (f) en Nota 1) se registran por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras posteriores a la fecha de compra.

Como consecuencia de la compleja situación política y económica que se vive en Venezuela, y ante la incertidumbre de las negociaciones iniciadas por Amazonia y Sidor con sus respectivos acreedores financieros así como en la determinación del valor de la inversión en acciones de Amazonia y Sidor y de la recuperación de los préstamos convertibles, Hylsamex ha considerado prudente constituir una reserva equivalente al 50% de tales valores. Una vez descontada la reserva, el valor de la inversión, incluyendo los préstamos convertibles, asciende a US$ 43.3 millones (Ps. 391 millones) al 31 de marzo de 2001.

d. Inversión en acciones de subsidiarias

En el estado de situación financiera individual de HYLSAMEX, la inversión en acciones de subsidiarias se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras posteriores a la fecha de compra.

e. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos, hasta que inician su operación normal.

f. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

g. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro

h. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas,

se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido

k. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Utilidad (pérdida) integral

A partir del 1o. de enero de 2001, las empresas adoptaron las disposiciones del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (perdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral.

EFECTOS DE LA APLICACION DE LA REGLA TERCERA DE LA CIRCULAR 11-27 AL PRIMER TRIMESTRE DEL 2002.
COMPARACION ENTRE EL METODO DE AJUSTES POR CAMBIOS EN EL NIVEL GENERAL DE PRECIOS CONTRA EL METODO DE INDIZACION ESPECIFICA.
EN MILES DE PESOS DE MARZO DEL 2002.

REF	ORIGINAL I TRIM	EFECTOS CIRC 11-27 REGLA III	MODIFICADO I TRIM
S			

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2
CONSOLIDADO
Impresión Final

1 ACTIVO TOTAL	25,902,821	3,652,767	29,555,588
2 ACTIVO CIRCULANTE	4,420,452		4,420,452
8 LARGO PLAZO	468,004		468,004
12 INM. PTA Y EQ (NETO)	18,715,224	3,652,767	22,367,991
18 ACTIVO DIFERIDO (NETO)	2,299,141		2,299,141
19 OTROS ACTIVOS	0		0
20 PASIVO TOTAL	17,619,799		17,619,799
33 CAPITAL CONTABLE	8,283,022	3,652,767	11,935,789
34 PARTICIPACION MINORITARIA	1,890,178	247,836	2,138,014
35 CAP.CONT MAYORITARIO	6,392,844	3,404,931	9,797,775
45 RES. NETO DEL EJ.	(288,306)	141,135	(147,171)
R			
1 VENTAS NETAS	2,654,319		2,654,319
5 RESULTADO DE OPERACION	(23,592)	153,010	129,418
18 RESULTADO NETO	(265,220)	153,010	(112,210)
20 RESULTADO NETO	(288,306)	141,135	(147,171)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	5,786,061
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,125,470
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(8,953)
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	39,851
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	51,957
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(3,336)
7 HYLSA LATIN LLC		12,831,079	0.00	108,373	379,938
8 ELIMINACIONES		1	0.00	0	(746,713)
9 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,573,051**	**6,624,275**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	390,536
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**390,536**
OTRAS INVERSIONES PERMANENTES					**77,468**
T O T A L					**7,092,279**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	9,073,240	1,896,401	7,176,839	25,539,649	15,354,908	17,361,580
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**9,073,240**	**1,896,401**	**7,176,839**	**25,539,649**	**15,354,908**	**17,361,580**
ACTIVOS NO DEPRECIABLES						
TERRENOS	160,725	0	160,725	905,031	0	1,065,756
CONSTRUCCIONES EN PROCESO	85,252	0	85,252	13,276	0	98,528
OTROS	189,360	0	189,360	0	0	189,360
TOTAL NO DEPRECIABLES	**435,337**	**0**	**435,337**	**918,307**	**0**	**1,353,644**
T O T A L	**9,508,577**	**1,896,401**	**7,612,176**	**26,457,956**	**15,354,908**	**18,715,224**

OBSERVACIONES

HYLSAMEX, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2002

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
BANAMEX	25/04/2002	5.15	0	0	59,920	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	30/04/2002	5.99	0	0	30,081	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	10/11/2002	8.02	0	0	84,227	0	0	0	0	0	0	0	0	0	0	0
BANK OF MONTREAL	30/04/2002	6.27	0	0	0	0	0	0	0	0	30,081	0	0	0	0	0
BAYERISCHE VEREINSBANK	30/04/2002	7.38	0	0	0	0	0	0	0	0	162,437	0	0	0	0	0
COMMERCE BANK	30/04/2002	6.80	0	0	0	0	0	0	0	0	45,122	0	0	0	0	0
STANDARD CHARTERED	10/09/2002	6.92	0	0	0	0	0	0	0	0	177,478	0	0	0	0	0
CON GARANTIA																
ABN AMRO	26/03/2004	5.68	0	0	0	0	0	0	0	0	8,618	7,896	31,585	0	0	0
BANAMEX	15/02/2005	7.38	0	0	24,344	21,389	67,832	59,633	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	15/02/2005	9.28	0	0	5,201	6,325	12,650	12,650	0	0	11,447	0	8,767	0	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.19	0	0	15,057	10,545	36,787	21,090	0	0	0	0	0	0	0	0
BANCOMER	17/12/2004	6.21	0	0	21,443	18,247	64,093	51,725	0	0	0	0	0	0	0	0
BANCOMEXT	14/08/2005	4.48	0	0	0	0	0	0	102,877	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	5.61	0	0	0	0	0	0	0	0	141,086	8,178	131,121	0	0	0
BANK OF MONTREAL	25/06/2003	3.75	0	0	0	0	0	0	0	0	6,002	2,001	2,707	0	0	0
BANORTE	15/01/2005	9.01	21,852	9,375	17,180	4,062	16,243	12,332	0	0	0	0	0	0	0	0
BARKLAYS	17/12/2004	6.30	0	0	0	0	0	0	0	0	6,837	4,701	20,280	16,721	0	0
BHF	25/06/2003	3.75	0	0	0	0	0	0	0	0	3,001	1,000	1,354	0	0	0
BLADEX	25/06/2003	3.75	0	0	0	0	0	0	0	0	5,002	1,667	2,256	0	0	0
BNP	25/06/2003	3.75	0	0	0	0	0	0	0	0	6,002	2,001	2,707	0	0	0
COMERICA BANK	17/12/2004	5.35	0	0	0	0	0	0	0	0	24,749	12,758	38,899	12,541	0	0
COMMERCE BANK	26/03/2004	5.68	0	0	0	0	0	0	0	0	3,077	2,820	11,280	0	0	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	4.94	0	0	0	0	0	0	0	0	9,079	4,821	13,987	0	0	0
CREDIT LYONNAIS	26/03/2004	5.11	0	0	0	0	0	0	0	0	10,619	8,231	19,028	0	0	0
DEUTSCHE BANK	17/12/2004	6.30	0	0	0	0	0	0	0	0	3,419	2,350	10,140	8,361	0	0
DEUTSCHE GEROZENTRALE	25/06/2003	3.75	0	0	0	0	0	0	0	0	3,001	1,000	1,354	0	0	0
DG BANK	25/06/2003	3.75	0	0	0	0	0	0	0	0	6,002	2,001	2,707	0	0	0

YLSAMEX, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2002

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
NCARIOS																
PORT DEVELOPMENT CORP.	17/03/2003	6.06	0	0	0	0	0	0	0	0	14,667	5,788	0	0	0	0
DEICOMISO DE FOMENTO NER	15/11/2007	5.56	0	0	7,166	2,389	9,556	9,555	9,555	15,925	0	0	0	0	0	0
NERAL ELECTRIC CAPITAL OR	17/12/2004	5.41	0	0	0	0	0	0	0	0	12,328	7,406	24,698	4,180	0	0
BC BANK	17/12/2004	6.30	0	0	0	0	0	0	0	0	5,128	3,526	15,210	12,541	0	0
PO-VEREINSBANK	31/07/2005	6.81	0	0	0	0	0	0	0	0	87,403	19,402	46,202	13,666	8,451	0
EDITANSTALT FUR EDERAFBA	31/07/2008	7.77	0	0	0	0	0	0	0	0	93,506	41,574	93,506	92,890	7,886	17,437
ORGAN GUARANTY TRUST	17/12/2004	6.30	0	0	0	0	0	0	0	0	15,751	10,829	46,721	38,522	0	0
IEINLAND-PFALZ	25/06/2003	3.75	0	0	0	0	0	0	0	0	6,002	2,001	2,707	0	0	0
HLESWING-HOLSTEIN	25/06/2003	3.75	0	0	0	0	0	0	0	0	3,001	1,000	1,354	0	0	0
ANDARD CHARTERED	16/12/2002	4.13	0	0	0	0	0	0	0	0	14,124	0	0	0	0	0
IMITOMO	17/12/2004	6.30	0	0	0	0	0	0	0	0	7,528	5,176	22,330	18,412	0	0
E FUJI BANK AND TRUST CO.	17/12/2004	4.76	0	0	0	0	0	0	0	0	11,672	4,481	9,461	4,081	0	0
EST LB	17/12/2004	5.68	0	0	0	0	0	0	0	0	26,431	16,599	59,261	19,100	0	0
RGANISMOS FINANCIEROS																
NAMEX	17/12/2004	9.21	301,428	158,575	279,576	1,253	81,154	61,436	0	0	0	0	0	0	0	0
NCA SERFIN	12/10/2003	10.37	189,286	85,714	0	0	0	0	0	0	0	0	0	0	0	0
NCO BILBAO VIZCAYA	30/05/2002	10.17	40,000	0	0	0	0	0	0	0	0	0	0	0	0	0
NCO INTERNACIONAL	12/10/2003	10.39	246,429	128,571	0	0	0	0	0	0	0	0	0	0	0	0
NCOMER	17/12/2004	7.88	181,429	98,571	120,434	1,695	105,466	95,146	0	0	0	0	0	0	0	0
NCOMEXT	02/03/2005	4.81	0	0	0	0	0	270,729	0	0	0	0	0	0	0	0
NK OF AMERICA	30/04/2002	6.26	0	0	0	0	0	0	0	0	83,926	0	0	0	0	0
NORTE	12/10/2003	9.83	85,714	64,286	30,683	0	0	0	0	0	0	0	0	0	0	0
RCLAYS BANK PLC	17/12/2004	8.14	0	0	0	0	0	0	0	0	34,802	528	26,910	26,910	0	0
TIBANK	30/04/2002	6.11	0	0	199,507	0	0	0	0	0	0	0	0	0	0	0
OMERICA BANK	24/11/2005	6.01	0	0	15,017	5,006	20,022	20,023	15,017	0	26,102	396	20,183	20,183	0	0
EUTSCHE BANK	17/12/2004	8.14	0	0	0	0	0	0	0	0	17,401	264	13,455	13,455	0	0
ENERAL ELECTRIC CAPITAL OR	17/12/2004	8.14	0	0	0	0	0	0	0	0	8,701	132	6,728	6,728	0	0
BC BANK	17/12/2004	8.14	0	0	0	0	0	0	0	0	26,102	396	20,183	20,183	0	0

ıYLSAMEX, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2002

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
ANCARIOS																
BURSA	30/05/2002	7.83	70,000	0	87,235	0	0	0	0	0	0	0	0	0	0	0
ORGAN GUARANTY TRUST	✓ 17/12/2004	8.16	0	0	0	0	0	0	0	0	89,660	1,259	70,859	70,859	0	0
ANTANDER INVESTMENT	30/04/2002	11.30	0	0	0	0	0	0	0	0	90,243	0	0	0	0	0
HE FUJI BANK AND TRUST CO.	✓ 17/12/2004	7.91	0	0	0	0	0	0	0	0	10,515	264	6,569	6,569	0	0
HE SUMITOMO BANK LTD.	21/01/2003	5.60	0	0	0	0	0	0	0	0	3,946	264	0	0	0	0
EST LB	30/04/2002	11.30	0	0	0	0	0	0	0	0	180,486	0	0	0	0	0
TAL BANCARIOS			1,136,138	545,092	997,071	70,911	413,803	614,319	127,449	15,925	1,532,488	180,710	785,109	405,902	16,337	17,437
OLOCACIONES PRIVADAS																
UIROGRAFARIOS																
ANCA SERFIN	✓ 26/05/2004	3.20	0	0	0	0	0	848,850	0	0	0	0	0	0	0	0
P MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,685,474
AGARE MEDIANO PLAZO	✓ 03/09/2005	8.75	0	0	0	0	689,745	0	0	0	0	0	0	0	0	0
TAL BURSATILES			0	0	0	0	689,745	848,850	0	0	0	0	0	0	0	2,685,474
ROVEEDORES																
TROS PROVEEDORES	28/03/2003		1,008,271	0	175,092	0	0	0	0	0	0	0	0	0	0	0
TAL PROVEEDORES			1,008,271	0	175,092	0	0	0	0	0	0	0	0	0	0	0
TAS POR PAGAR	28/03/2003		867,690	0	1,029,734	0	111	0	0	0	0	0	0	0	0	0
TAL OTROS PASIVOS RCULANTES, OTROS CREDITOS			867,690	0	1,029,734	0	111	0	0	0	0	0	0	0	0	0
			3,012,099	545,092	2,201,897	70,911	1,103,659	1,463,169	127,449	15,925	1,532,488	180,710	785,109	405,902	16,337	2,702,911

BSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	42,512	383,641	0	0	383,641
OTROS	1,133	10,225	0	0	10,225
TOTAL	**43,645**	**393,866**			**393,866**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	45,705	412,456	0	0	412,456
INVERSIONES	356	3,213	0	0	3,213
OTROS	18,782	169,494	0	0	169,494
TOTAL	**64,843**	**585,163**			**585,163**
SALDO NETO	**(21,198)**	**(191,297)**			**(191,297)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**141,852**	**1,280,115**	0	0	**1,280,115**
PASIVO	**1,175,323**	**10,606,467**			**10,606,467**
CORTO PLAZO	441,697	3,986,006	0	0	3,986,006
LARGO PLAZO	733,626	6,620,461	0	0	6,620,461
SALDO NETO	**(1,033,471)**	**(9,326,352)**			**(9,326,352)**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

**CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)**

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,014,272	15,172	(12,158)	0.01	112,232
FEBRERO	2,899,973	15,093	(12,193)	0.00	(7,838)
MARZO	2,936,431	15,117	(12,180)	0.00	58,628
ACTUALIZACION:	0	0	0	0.00	(19,137)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**143,885**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	8.15
ELECTRODOS	UCAR CARBON MEXICANA				1.00
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX. PREMIER, AP GREEN	SI	1.94
ALEACIONES	CIA. MINERA AUTLAN				2.70
ZINC	PEÑOLES				2.03
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.23
CAL	REGIO CAL				1.27
ARRABIO					0.14
BRIQUETA					0.30

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			304	1,583,625			
NO PLANOS			231	613,093			
OTROS				49,984			
TOTAL				2,246,702			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			82	380,929			
NO PLANOS			7	17,362			
OTROS				9,326			
T O T A L				407,617			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** 258,077

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094

(En Unidades)

[X] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA

(Información del año actual)

SALDO DE CUFIN AL 31 DE MARZO DE 2002 261,612

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094

(En Unidades)

LAVE DE COTIZACION **HYLSAMX**

YLSAMEX, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **1997**

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

CLAVE DE COTIZACION HYLSAMX TRIMESTRE: 1 AÑO: 2002
RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** 0

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) 243,756,094

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE MARZO DE 2002

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **31** DE MARZO DE 2002 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) 243,756,094

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2001
(Antes de UFIN reinvertida del ejercicio anterior 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) 243,756,094

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	243,756,094			243,756,094	2,393,924	
TOTAL			243,756,094	0	0	243,756,094	2,393,924	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
243,756,094

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's 6.25

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **31** DE **MARZO** DE **2002** Y **2001**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. GERARDO A. GONZALEZ V.
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, A 23 DE ABRIL DE 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 23/04/200: 12:58

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HYLSAMEX, S.A. DE C.V.
DO MICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 2828
FAX: 01 81 8865 1210 **AUTOMATICO:** X
E-MAIL: webmaster@hylsamex.com.mx
DIRECCION DE INTERNET: www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HYL930427BY1
DOMICILIO AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE: ING. DIONISIO GARZA MEDINA
DOMICILIO: GOMEZ MORIN 1111
COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1111
FAX: 01 81 8748 2552
E-MAIL: dgarzam@alfa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: FECHA: 23/04/200: 12:58

TELEFONO: 01 81 8865 1701
FAX: 01 81 8865 2121
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA
NOMBRE: C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1236
FAX: 01 81 8865 1210
E-MAIL: shmartinez@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1318
FAX: 01 81 8865 1310
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO: GOMEZ MORIN 1111 SUR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 23/04/200: 12:58

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1224
FAX:	01 81 8331 1885
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS	(7,680,410)
IMPUESTO DIFERIDO EN CAPITAL	87,036
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,371,869
TOTAL	(5,221,505)

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

PRESTAMOS BURSATILES	3,369,429
OBLIGACIONES	854,640
TOTAL	4,224,069

r08: ESTE RENGLON SE INTEGRA COMO SIGUE:

RESERVA PARA PERDIDAS EN INVERSIONES DE ASOCIADAS	390,536
OTROS GASTOS, NETO	34,893
TOTAL	425,429

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

HYLSAMEX

Marzo 12, 2003.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
Av. Paseo de la Reforma Nº 255, 4º Piso
Col. Cuauhtémoc 06500 México, D.F.
At´n: C.P. Roberto Córdova Tamariz
Dirección de Información y Productos.

2003 MZO 12 PM 4 32

000308

Adjunto encontraran la información Anual de Hylsamex, S.A. de C.V. (Clave de Cotización HYLSAMX) de acuerdo a la Circular 11-33 de la CNVB, como a continuación se indica:

1) Informe del Consejo de Administración.
2) Informe del Comisario.
3) Estado de Situación Financiera Anual Dictaminado.

Esperando encuentre la información a su satisfacción, quedamos a sus órdenes para cualquier aclaración al respecto.

Atentamente,

C.P. GERARDO A. GONZALEZ V.
Subdirector de Contraloría.

Av. Munich 101, 66452 San Nicolás de los Garza, N.L. México. Tel: (81) 8865-1202 Fax: (81) 8865-1210

HYLSAMEX

Marzo 12, 2003.

03637



CNBV
COMISION NACIONAL
BANCARIA Y DE VALORES
RECIBIDO

COMISION NACIONAL BANCARIA Y DE VALORES
Insurgentes Sur Nº 1971
Col. Guadalupe Inn 01020 México, D.F.
At´n: C.P. Miguel Flores Ramírez.
Director Ejecutivo de Vigilancia de Emisoras.

Adjunto encontraran la información Anual de Hylsamex, S.A. de C.V. (Clave de Cotización HYLSAMX) de acuerdo a la Circular 11-33 de la CNVB, como a continuación se indica:

1) Informe del Consejo de Administración.
2) Informe del Comisario.
3) Estado de Situación Financiera Anual Dictaminado.

Esperando encuentre la información a su satisfacción, quedamos a sus órdenes para cualquier aclaración al respecto.

Atentamente.

C.P. GERARDO A. GONZALEZ V.
Subdirector de Contraloría.

Av. Munich 101, 66452 San Nicolás de los Garza, N.L. México. Tel: (81) 8865-1202 Fax: (81) 8865-1210

Hylsamex S.A. de C.V.
File No. 82-4252



EXHIBIT 9

CLAVE DE COTIZACION: HYL

HYLSAMEX, S.A. DE C.V.

Hylsamex Second Quarter 2002 Financial Statements delivered to Mexican Stock Exchange

Hylsamex, S.A. de C.V.
File No. 82-4252

CONSOLIDADO

AL 30 DE JUNIO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**27,361,037**	100	**28,829,939**	100
2	**ACTIVO CIRCULANTE**	**4,851,688**	18	**4,783,790**	17
3	EFECTIVO E INVERSIONES TEMPORALES	379,000	1	356,908	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,725,589	6	1,517,336	5
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	671,099	2	492,223	2
6	INVENTARIOS	2,076,000	8	2,417,323	8
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**576,010**	2	**1,327,206**	5
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	497,357	2	1,236,947	4
11	OTRAS INVERSIONES	78,653	0	90,259	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**19,614,186**	72	**20,113,503**	70
13	INMUEBLES	1,081,893	4	1,088,288	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	36,918,169	135	36,325,841	126
15	OTROS EQUIPOS	192,547	1	191,930	1
16	DEPRECIACION ACUMULADA	18,637,070	68	17,709,378	61
17	CONSTRUCCIONES EN PROCESO	58,647	0	216,822	1
18	**ACTIVO DIFERIDO (NETO)**	**2,319,153**	8	**2,605,440**	9
19	**OTROS ACTIVOS**	**0**	0	**0**	0
20	**PASIVO TOTAL**	**18,840,589**	100	**17,778,392**	100
21	**PASIVO CIRCULANTE**	**8,248,678**	44	**5,453,660**	31
22	PROVEEDORES	1,395,925	7	1,120,785	6
23	CREDITOS BANCARIOS	4,386,712	23	3,110,225	17
24	CREDITOS BURSATILES	0	0	171,518	1
25	IMPUESTOS POR PAGAR	81,322	0	117,449	1
26	OTROS PASIVOS CIRCULANTES	2,384,719	13	933,683	5
27	**PASIVO A LARGO PLAZO**	**7,299,057**	39	**9,520,854**	54
28	CREDITOS BANCARIOS	2,682,987	14	4,827,612	27
29	CREDITOS BURSATILES	4,615,948	25	4,690,711	26
30	OTROS CREDITOS	122	0	2,531	0
31	**CREDITOS DIFERIDOS**	**3,292,854**	17	**2,803,878**	16
32	**OTROS PASIVOS**	**0**	0	**0**	0
33	**CAPITAL CONTABLE**	**8,520,448**	100	**11,051,547**	100
34	**PARTICIPACION MINORITARIA**	**1,925,588**	23	**1,960,778**	18
35	**CAPITAL CONTABLE MAYORITARIO**	**6,594,860**	77	**9,090,769**	82
36	**CAPITAL CONTRIBUIDO**	**2,906,759**	34	**2,906,759**	26
37	CAPITAL SOCIAL PAGADO (NOMINAL)	2,393,924	28	2,393,924	22
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	512,835	6	512,835	5
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**3,688,101**	43	**6,184,010**	56
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,044,748	106	7,960,174	72
43	RESERVA PARA RECOMPRA DE ACCIONES	100,390	1	983,539	9
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(4,744,218)	(56)	(2,499,241)	(23)
45	**RESULTADO NETO DEL EJERCICIO**	(712,819)	(8)	(260,462)	(2)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**379,000**	100	**356,908**	100
46	EFECTIVO	93,613	25	33,693	9
47	INVERSIONES TEMPORALES	285,387	75	323,215	91
18	**CARGOS DIFERIDOS**	**2,319,153**	100	**2,605,440**	100
48	GASTOS AMORTIZABLES (NETO)	1,699,474	73	1,747,635	67
49	CREDITO MERCANTIL	(3,636)	0	30,735	1
50	IMPUESTOS DIFERIDOS	329,530	14	531,998	20
51	OTROS	293,785	13	295,072	11
21	**PASIVO CIRCULANTE**	**8,248,678**	100	**5,453,660**	100
52	PASIVOS EN MONEDA EXTRANJERA	4,618,580	56	3,400,829	62
53	PASIVOS EN MONEDA NACIONAL	3,630,098	44	2,052,831	38
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	100	**171,518**	100
54	PAPEL COMERCIAL	0	0	171,518	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**2,384,719**	100	**933,683**	100
57	OTROS PASIVOS CIRCULANTES CON COSTO	384,990	16	282,646	30
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,999,729	84	651,037	70
27	**PASIVO A LARGO PLAZO**	**7,299,057**	100	**9,520,854**	100
59	PASIVO EN MONEDA EXTRANJERA	6,935,655	95	8,399,726	88
60	PASIVO EN MONEDA NACIONAL	363,402	5	1,121,128	12
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,615,948**	100	**4,690,711**	100
61	OBLIGACIONES	3,917,124	85	4,005,448	85
62	PAGARE DE MEDIANO PLAZO	698,824	15	685,263	15
30	**OTROS CREDITOS**	**122**	100	**2,531**	100
63	OTROS CREDITOS CON COSTO	122	100	2,531	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,292,854**	100	**2,803,878**	100
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,198,456	67	1,834,421	65
67	OTROS	1,094,398	33	969,457	35
32	**OTROS PASIVOS**	**0**	100	**0**	100
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(4,744,218)**	100	**(2,499,241)**	100
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(4,744,218)	(100)	(2,499,241)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2002**

ESTADO DE SITUACION FINANCIERA
OTROS CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	(3,396,990)	(669,870)
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,094,398	929,451
74	NUMERO DE FUNCIONARIOS (*)	196	204
75	NUMERO DE EMPLEADOS (*)	2,577	2,620
76	NUMERO DE OBREROS (*)	4,285	4,335
77	NUMERO DE ACCIONES EN CIRCULACION (*)	243,756,094	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE JUNIO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,970,136**	**100**	**5,887,460**	**100**
2	COSTO DE VENTAS	5,277,632	88	5,325,982	90
3	**RESULTADO BRUTO**	**692,504**	**12**	**561,478**	**10**
4	GASTOS DE OPERACION	537,721	9	510,921	9
5	**RESULTADO DE OPERACION**	**154,783**	**3**	**50,557**	**1**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,055,781	18	(73,473)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(900,998)**	**(15)**	**124,030**	**2**
8	OTRAS OPERACIONES FINANCIERAS	460,936	8	191,163	3
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(1,361,934)**	**(23)**	**(67,133)**	**(1)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(620,098)	(10)	60,639	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(741,836)**	**(12)**	**(127,772)**	**(2)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	39,079	1	(118,291)	(2)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(702,757)**	**(12)**	**(246,063)**	**(4)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(702,757)**	**(12)**	**(246,063)**	**(4)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(702,757)**	**(12)**	**(246,063)**	**(4)**
19	PARTICIPACION MINORITARIA	10,062		14,399	0
20	**RESULTADO NETO MAYORITARIO**	**(712,819)**	**(12)**	**(260,462)**	**(4)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,970,136**	**100**	**5,887,460**	**100**
21	NACIONALES	4,952,472	83	5,035,438	86
22	EXTRANJERAS	1,017,664	17	852,022	14
23	CONVERSION EN DOLARES (***)	100,724	2	81,915	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,055,781**	**100**	**(73,473)**	**100**
24	INTERESES PAGADOS	626,003	59	808,523	1,100
25	PERDIDA EN CAMBIOS	866,387	82	(605,249)	(824)
26	INTERESES GANADOS	54,436	5	60,064	82
27	GANANCIA EN CAMBIOS	102,813	10	(52,060)	(71)
28	RESULTADO POR POSICION MONETARIA	(279,360)	(26)	(268,743)	(366)
8	**OTRAS OPERACIONES FINANCIERAS**	**460,936**	**100**	**191,163**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	460,936	100	191,163	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(620,098)**	**100**	**60,639**	**100**
32	I.S.R.	(629,226)	(101)	58,812	97
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	9,128	1	1,827	3
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	0	0
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	11,908,024	13,027,889
39	RESULTADO DE OPERACION (**)	376,855	379,832
40	RESULTADO NETO MAYORITARIO (**)	2,674,181	127,447
41	RESULTADO NETO (**)	2,689,071	132,335

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE JUNIO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(702,757)**	**(246,063)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	432,323	919,132
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**(270,434)**	**673,069**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	738,362	313,328
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**467,928**	**986,397**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(361,752)	(1,792,886)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(19,794)	(39,007)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(381,546)**	**(1,831,893)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(81,393)**	**(160,657)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	4,989	(1,006,153)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	374,011	1,363,061
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	379,000	356,908

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**432,323**	**919,132**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	614,510	609,283
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	95,358	100,435
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(277,545)	209,414
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**738,362**	**313,328**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	137,856	14,353
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(87,548)	360,485
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(571,064)	63,713
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	285,532	(36,323)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	973,586	(88,900)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(361,752)**	**(1,792,886)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	20,783	146,751
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	483,541	26,041
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	126,575
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(597,744)	(1,409,619)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(265,952)	(679,090)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(2,380)	(3,544)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(19,794)**	**(39,007)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(19,794)	(39,007)
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(81,393)**	**(160,657)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	85
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(17,276)	(106,508)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(64,117)	(54,234)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(11.77)	%	(4.18)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	40.55	%	1.40	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	9.83	%	0.46	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(39.75)	%	(109.22)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.44	veces	0.45	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.61	veces	0.65	veces
8	ROTACION DE INVENTARIOS (**)	5.03	veces	5.22	veces
9	DIAS DE VENTAS POR COBRAR	45	días	40	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	9.62	%	10.90	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	68.86	%	61.67	%
12	PASIVO TOTAL A CAPITAL CONTABLE	2.21	veces	1.61	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	61.33	%	66.38	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	37.21	%	47.34	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.25	veces	0.06	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.63	veces	0.73	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.59	veces	0.88	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.34	veces	0.43	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.26	veces	0.27	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	4.59	%	6.54	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	(4.53)	%	11.43	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	12.37	%	5.32	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	0.75	veces	1.22	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	94.81	%	97.87	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	5.19	%	2.13	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	21.23	%	66.30	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES. S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2002**

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	S 10.97	S .52
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	S .00	S .00
3	UTILIDAD DILUIDA POR ACCION (**)	S .00	S .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	S 10.97	S .52
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	S .00	S .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	S .00	S .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	S .00	S .00
8	VALOR EN LIBROS POR ACCION	S 27.06	S 37.29
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	S .00	S .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.34 veces	.16 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	.84 veces	11.23 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

PRESTAMOS BURSATILES	$ 2,967,628
OBLIGACIONES	949,496
TOTAL	$ 3,917,124

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS	$ (7,197,860)
IMPUESTO DIFERIDO EN CAPITAL	87,927
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,365,715
TOTAL	$ (4,744,218)

r08: ESTE RENGLON SE INTEGRA COMO SIGUE:

RESERVA PARA PERDIDAS EN INV. DE ASOCIADAS	$ 395,316
OTROS GASTOS, NETO	65,620
TOTAL	$ 460,936

s44:

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Final

RESULTADOS AL 2DO TRIMESTRE DE 2002

La información contenida en este reporte se presenta en pesos constantes (Ps) con poder adquisitivo del 30 de junio de 2002 y en toneladas métricas. Algunas cifras se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes.

HECHOS SOBRESALIENTES

* El volumen de ventas de Hylsamex en 2T02 ascendió a 702,900 toneladas, nivel 13% y 22% superior al de 623,500 toneladas y 574,500 toneladas reportadas en 1T02 y 2T01, respectivamente. La Compañía incrementó sus ventas tanto en el mercado doméstico como en el de exportación.

* Los embarques al mercado doméstico totalizaron 571,200 toneladas, 7% más que el volumen de 534,600 toneladas vendidas durante 1T02 y también 18% por encima del nivel de 486,100 toneladas reportadas en 2T01. La variación contra el trimestre anterior se debió a mayores ventas de productos planos, mientras que contra 2T01 Hylsamex incrementó los embarques de todas sus líneas de productos.

* Las ventas de exportación en 2T02 fueron de 131,700 toneladas. Como porcentaje de las ventas totales, las exportaciones representaron 18.7%, en comparación al 14.3% y al 15.4% reportados en 1T02 y 2T01, respectivamente. El ingreso por tonelada en 2T02 subió 5%, de US$466 en 1T02 a US$491 en 2T02, pero disminuyó 9% contra los US$537/ton reportados en 2T01. Hylsamex implementó incrementos de precios durante el segundo trimestre de 2002.

* El costo de ventas unitario fue de US$423/ton en 2T02, nivel similar al de US$424 registrado en el trimestre anterior y 12% inferior al de US$479 obtenido en 2T01. Las reducciones contra 2T01 se dieron tanto en el costo variable como en el costo fijo acumulando US$56/ton.

* Hylsamex reportó un EBITDA de US$52 millones en 2T02, mayor en 73% al de US$30 millones registrado durante 1T02 y también 42% superior al de US$37 millones generado en 2T01. Mejoras en volumen de ventas y en precios del acero, así como reducciones de costos, explican la variación positiva.

* El 22 de julio de 2002 Hylsamex concluyó el proceso de reestructura de su subsidiaria Hylsa, en el que la mayoría de su deuda se refinanció a mas largo plazo.

* Sidor obtuvo un flujo de operación de US$50 millones durante el primer semestre de 2002, cifra similar a los US$49 millones registrados en el mismo período de 2001.

RESUMEN

Hylsamex mejoró su desempeño financiero de manera notable en el segundo trimestre de 2002. La generación de flujo de efectivo durante el período, medida como EBITDA, totalizó US$52 millones, lo que representa un incremento de 73% contra el trimestre anterior y de 42% contra el mismo trimestre de 2001. Las tendencias positivas en las variables fundamentales de la industria

siderúrgica permitieron que Hylsamex incrementara su margen bruto y de EBITDA en 492 y 472 puntos base, respectivamente, en comparación al trimestre anterior.

Durante el segundo trimestre, Hylsamex implementó aumentos de precio para las ventas spot de productos planos, lo que incrementó el ingreso por tonelada 8% en pesos y 5% en dólares en comparación al trimestre anterior. Esta tendencia es similar a la que presentan los mercados de acero internacionales, en donde los precios se han incrementado de manera importante en el período enero-mayo de 2002.

De acuerdo con información preliminar publicada por CANACERO, el consumo de acero plano en México –lámina rolada en caliente y rolada en frío– ha mostrado una recuperación significativa durante 2002, registrando en mayo niveles no vistos desde agosto de 2000. La producción doméstica ha capturado la mayor parte de este crecimiento, llegando al nivel más alto desde mediados de 2000, cuando el incremento en el precio de los hidrocarburos y la desaceleración de la economía estadounidense deprimieron la industria siderúrgica de manera considerable. De la misma manera, las importaciones siguen creciendo. El incremento en las tarifas de importación de productos siderúrgicos que la Secretaría de Economía anunció en marzo de este año –de 25% a 35%– ha resultado en una disminución de importaciones en condiciones de comercio desleal. Es importante mencionar que las importaciones provenientes de países con tratados de libre comercio con México se han incrementado en comparación a las provenientes de países sin tratados de libre comercio con México, de un promedio de 38%/62% en el período enero-mayo de 2001 a 72%/28% en el mismo período de 2002. Adicionalmente, los embarques de los productores domésticos, se han incrementado de 1.45 millones de toneladas en el período enero-mayo de 2001 a 1.58 millones de toneladas en el mismo período de 2002. Con este incremento de ventas de 9%, algunos productores nacionales, incluyendo a Hylsamex, han podido incrementar sus niveles de producción.

Debido al incremento en la demanda de acero en México, la administración de Hylsamex decidió incrementar el ritmo de producción de la Planta #1 de la División Aceros Planos de Hylsa, de 13 mil toneladas en el primer trimestre de este año, a 66 mil toneladas en el segundo trimestre. Esta planta paró operaciones en diciembre de 2000, sin embargo desde septiembre de 2001 se han estado haciendo pruebas con planchones especialmente diseñados. Como resultado del incremento en el precio del planchón y de la oferta limitada, en mayo de este año se puso en funcionamiento uno de los tres hornos eléctricos de la acería de esta planta –con capacidad instalada de 720,000 toneladas por año– para surtir los requerimientos del molino. La flexibilidad de esta planta para operar la acería de acuerdo sus necesidades, permite un cambio rápido de insumos para el molino, de planchones externos a lingotes y viceversa. La Planta #2–colada continua de planchón delgado– de la misma División alcanzó el máximo nivel de producción durante el trimestre pasado y siguió operando a plena capacidad durante este trimestre.

El 22 de julio Hylsamex anunció que su subsidiaria Hylsa, S.A. de C.V. firmó un acuerdo con sus acreedores para reestructurar prácticamente toda su deuda. El refinanciamiento de la deuda de Hylsa se basó en la propuesta presentada a sus acreedores el 11 de diciembre de 2001. Como resultado de la negociación, Hylsa fortalece su posición financiera de manera importante, reduciendo el monto total de sus pasivos y mejorando el perfil de vencimientos de los mismos.

MERCADO DE ACERO

Hylsamex vendió un total de 702,900 toneladas en el segundo trimestre de 2002, 13% más que las 623,500 toneladas del trimestre anterior y 22% más que las 574,500 toneladas reportadas en 2T01. La variación contra 1T02 se debió a un incremento de 20% en las ventas de productos planos, ya que el volumen de productos no planos permaneció prácticamente igual. En la comparación contra 2T01, el incremento se debió a un 21% más de productos planos y a un 25% adicional en productos no planos.

Las ventas al mercado doméstico ascendieron a 571,200 en 2T02, 7% más que las 534,600 toneladas vendidas en el trimestre anterior. El incremento de 36,600 toneladas se compuso de:
* 10,000 toneladas de productos tipo commodity como lámina rolada en caliente
* 26,600 toneladas de productos de valor agregado como la lámina ultra delgada y acero recubierto.

Contra el mismo trimestre del año anterior, cuando Hylsamex vendió 486,100 toneladas en el mercado doméstico, el incremento de 85,100 toneladas se compuso por:
* 41,700 toneladas adicionales de productos planos (incluyendo lámina rolada en frío y en caliente, productos tubulares y acero recubierto) y
* 43,400 toneladas más de productos no planos, principalmente de valor agregado como el alambrón especial y, en menor medida, productos commodity como la varilla y productos semi-terminados.

Las ventas de exportación en el segundo trimestre totalizaron 131,700 toneladas, en comparación a las 88,900 toneladas vendidas durante 1T01 y las 88,400 toneladas reportadas en el mismo período del año anterior. El incremento en este trimestre se debió a mayores ventas de productos de valor agregado como la lámina caliente ultra delgada y a un incremento marginal en productos tipo commodity. Sin embargo, el contenido de productos de valor agregado en la mezcla de exportaciones fue de 75% en 2T02 en comparación al 83% registrado en 1T02 y el 89% en 2T01. La participación de las exportaciones en el volumen total de ventas fue de 18.7% en 2T02 en comparación al 14.3% y al 15.4% reportados en 1T02 y en 2T01. Dado el incremento en ventas de exportación, el ingreso asociado ascendió a US$63 millones, 42% y 40% superior al reportado en el trimestre anterior y en 2T01.

Durante el primer semestre de 2002 Hylsamex vendió 1,326,400 toneladas, 19% más que las 1,112,200 toneladas vendidas en el mismo período de 2001. Del incremento de 214,200 toneladas, aproximadamente 50% se debió a mayores ventas de productos no planos, 32% de productos planos y el resto consistió en productos de valor agregado como acero recubierto y tubería con costura. Los embarques domésticos fueron de 1,105,800 toneladas, 16% superiores a las 957,100 toneladas registradas durante el primer semestre de 2001. Los embarques de exportación en el semestre ascendieron a 220,600 toneladas, 42% más que las exportaciones de 155,100 toneladas vendidas en el primer semestre de 2001. Como resultado, la participación de las exportaciones en el volumen de ventas total se incrementó de 13.9% en los primeros seis meses de 2001 a 16.6% en 2002.

INGRESO

El ingreso por ventas en 2T02 totalizó Ps.3,283 millones (US$345 millones), incrementándose en 22% contra el ingreso de Ps.2,688 millones (US$290 millones) registrados durante el trimestre previo y 10% superior a los Ps.2,985 millones (US$308 millones) obtenidos en 2T01. La variación contra el trimestre anterior se debió al incremento de 13% en embarques aunado a un 8% de crecimiento en precios en pesos (Ps.4,311 en 1T02 vs. Ps.4,670 en 2T02) debido principalmente a los aumentos de precios implementados durante el trimestre. La proporción de productos de valor agregado en la mezcla de ventas del trimestre permaneció constante contra el 1T02, en 64%. En comparación al mismo trimestre de 2001, el incremento en ingreso se debió a un crecimiento de 22% en los embarque, parcialmente cancelado por una disminución de 10% en los precios en pesos (Ps.5,196 en 2T01 vs. Ps.4,670 en 2T02), a pesar de que el porcentaje de productos de valor agregado en las ventas se incrementó de 62% en 2T01 a 64% en 2T02. Debido a la depreciación de 10.4% del peso en el segundo trimestre —en comparación con la apreciación de 1.3% y de 4.5% durante 1T02 y 2T01, respectivamente— el ingreso por tonelada de US$491 sólo refleja un incremento de 5% en comparación al de US$466/ton registrado el trimestre anterior, y sigue 9% inferior al ingreso de US$537/ton reportado en el mismo trimestre del año previo.

El ingreso de US$491/ton obtenido en 2T02 se compuso de un precio promedio de US$443 y de US$47/ton provenientes de otros ingresos. Los precios promedio se incrementaron 5%, o US$20/ton, del precio de US$423 registrado en 1T02, pero disminuyeron 7% del precio de US$478 obtenido en 2T01 debido al diferencial en los precios de la industria del acero durante los dos períodos. El precio promedio al que Hylsamex vendió sus productos en el mercado doméstico ascendió a US$442/ton en el segundo trimestre, 5% más que en el trimestre anterior, pero aún 8% inferior al de 2T01. Para el mercado de exportación, el precio promedio fue US$453/ton, incrementándose en 5% contra el trimestre anterior, y 7% menor al de 2T01 debido al cambio en la mezcla de ventas, ya que los precios individuales de los productos se incrementaron de manera importante. Con respecto a la contribución de otros ingresos, Hylsamex registró en 2T02 una cifra similar a la del trimestre anterior pero menor que el de US$58/ton reportado en 2T01 debido a menores ventas de mineral de hierro y de tecnología, así como de una menor actividad en la planta generadora de electricidad, propiedad de la Compañía..

El ingreso registrado durante el primer semestre de 2002 totalizó Ps.5,970 millones (US$635 millones), superior en 1% al de Ps.5,888 millones (US$592 millones) obtenido durante el mismo período de 2001. El nivel similar de ingreso resultó de un incremento de 19% en el volumen de ventas, cancelado parcialmente por una disminución en los precios en pesos (Ps.5,294 en 2001 vs. Ps.4,501 en 2002), los cuales hubieran disminuido aún más si la Compañía no hubiera incrementado el porcentaje de productos de valor agregado en la mezcla de ventas, de 61% en 2001 a 64% en 2002.

En el ingreso por tonelada siguió la misma tendencia que en pesos, disminuyendo 10%, de US$532/ton en los primeros 6 meses de 2001 a US$479/ton en 2002. El precio promedio de venta fue de US$434 en 2001, US$40/ton inferior al registrado en el primer semestre del año anterior, mientras que la contribución de otros ingresos, de US$45/ton obtenida durante los primeros seis meses de 2001, disminuyó US$13 debido a las razones ya explicadas en la comparación trimestral.

COSTO DE VENTAS

El costo de ventas en 2T02 ascendió a Ps.2,829 millones (US$297 millones), superior en 16% y 6% al costo de Ps.2,448 millones (US$265 millones) y de Ps.2,664 millones (US$275 millones) obtenido en el trimestre anterior y en el mismo trimestre de 2001, respectivamente. La variación contra 1T02 se debió al incremento en el volumen de ventas. En la comparación contra 2T01, el incremento se debió a menores costos de insumos variables, que compensaron el 22% de volumen adicional.

Por tonelada, el costo de ventas totalizó US$423 en 2T02, manteniéndose similar al de US$424 registrado en el trimestre anterior pero 12% inferior al de US$479 reportado en 2T01. En la comparación contra el trimestre anterior, el incremento en costo variable unitario de US$13/ton se canceló por la disminución de US$14/ton en los costos fijos debido a un mejor prorrateo de los mismos. A pesar del incremento trimestral, contra el mismo período de 2001 Hylsamex registró una disminución de US$40/ton en el costo variable, así como de US$16/ton en los costos fijos. El comportamiento del precio de los principales insumos variables se presenta a continuación.

ENERGÍA: El precio de referencia del gas natural en Texas subió US$1.00/MMBtu de trimestre a trimestre, pero el precio que Hylsamex pagó se incrementó en sólo US$0.25/MMBtu. La diferencia se debió a que el contrato con PEMEX hace que los precios de la Compañía sean menos volátiles que los precios en el mercado spot. El único contrato de cobertura de gas natural que Hylsamex mantuvo durante el trimestre fue el de PEMEX. En relación a la electricidad, el precio en dólares bajó 3% en comparación al trimestre anterior debido a la depreciación del peso.

CARGA METÁLICA: El costo promedio ponderado de la carga metálica en 2T02 se incrementó en 6% en relación al trimestre anterior, y se mantuvo constante contra 2T01. El precio de los insumos metálicos en el trimestre subió debido a la alzas en los precios del gas natural y de la chatarra importada (fierro esponja +6%, chatarra doméstica +3% y chatarra importada +24%). La carga metálica en el trimestre incluyó 60% de fierro esponja, 1% de briquetas y arrabio, 10% de chatarra importada, 19% de chatarra doméstica y 9% de chatarra generada internamente.

El costo de ventas en el primer semestre del año fue de Ps.5,277 millones (US$562 millones), 1% inferior al de Ps.5,326 millones (US$535 millones) obtenido en el mismo semestre de 2001. El costo por tonelada disminuyó US$57/ton o 12%, de US$481 obtenido durante los primeros seis meses de 2001 a US$424 en 2002. Durante este período, Hylsamex disminuyó su costo variable en US$46/ton y los costos fijos en US$11/tonelada.

GASTOS DE OPERACIÓN

Los gastos de operación en este trimestre totalizaron Ps.275 millones (US$29 millones), lo que representa incrementos de 5% y 4% sobre los gastos de Ps.263 millones (US$28 millones) y Ps.265 millones (US$27 millones) registrados en 1T02 y en 2T01, respectivamente. En ambas comparaciones, el aumento en gastos de operación se debió a mayores gastos por flete, derivados del incremento en

embarques. La proporción de gastos de operación a ventas totales fue de 8.4% en el trimestre, menor a la de 9.8% registrada en 1T02 y a la de 8.9% obtenida en 2T01.

Durante este semestre, los gastos de operación ascendieron a Ps.538 millones (US$57 millones), 5% más que los gastos de Ps.511 millones (US$51 millones) registrados en la primera mitad del año pasado. Al igual que en el trimestre, el incremento en gastos de operación se debió al aumento en el volumen de ventas. El margen de gastos de operación a ingreso total fue de 9.0% en 2002, en comparación al de 8.7% registrado en el primer semestre de 2001.

UTILIDAD DE OPERACIÓN

La utilidad de operación para 2T02 ascendió a Ps.179 millones (US$19 millones), contrastando con la pérdida de operación de Ps.24 millones (US$3 millones) registrada en el trimestre anterior y 217% superior a la utilidad de Ps.56 millones (US$6 millones) reportada en 2T01. El resultado en este trimestre se debió principalmente al incremento en la demanda de productos de acero y a la mejora en los precios de venta. El margen de operación en el trimestre fue de 5.4%, comparado con el -0.9% registrado en 1T02 y el de 1.9% obtenido en 2T01.

Hylsamex registró una utilidad de operación de Ps.155 millones (US$16 millones) durante el primer semestre de 2002, cifra 206% superior a la de Ps.51 millones (US$6 millones) reportados durante los primeros seis meses de 2001. El margen de operación en 2002 totalizó 2.6% en comparación al 0.9% obtenido en el primer semestre de 2001.

FLUJO DE EFECTIVO

El flujo de efectivo, medido como EBITDA, ascendió a Ps.494 millones (US$52 millones) en 2T02, incrementándose 79% contra el flujo de Ps.276 millones (US$30 millones) obtenido en el trimestre pasado, y también 40% superior al EBITDA de Ps.352 millones (US$37 millones) registrado en 2T01. En ambas comparaciones, las explicaciones en la mejora de la utilidad de operación aplican para el EBITDA. El margen de EBITDA en 2T02 subió a 15.0%, de 10.3% y 11.8% obtenidos en 1T02 y 2T01, respectivamente. De la misma manera, el EBITDA por tonelada alcanzó US$73 en 2T02, nivel superior al de US$48 obtenido durante el trimestre anterior y el de US$64 registrado en el mismo período de 2001.

El EBITDA acumulado durante el primer semestre de 2002 totalizó Ps.769 millones (US$81 millones) 17% más que los Ps.660 millones (US$67 millones) obtenidos en el mismo período de 2001. El margen de EBITDA a ingreso total se incrementó de 11.3% en los primeros seis meses de 2001 a 12.8% en 2002, y por tonelada, el EBITDA fue de US$61 en 2002, nivel similar al de US$60/ton reportado durante el primer semestre de 2001.

RESULTADO INTEGRAL DE FINANCIAMIENTO

El resultado integral de financiamiento en el período fue de una pérdida neta de Ps.1,106 millones (US$116 millones), contrario a la ganancia financiera

neta de Ps.50 millones (US$5 millones) y de Ps.296 millones (US$30 millones) registradas en 1T02 y en 2T01, respectivamente. La depreciación de 10.4% del peso durante el trimestre generó un nivel de pérdidas cambiarias que, aunado a los gastos financieros del período, resultaron en una pérdida financiera en el trimestre.

En el primer semestre del 2002 Hylsamex registro un resultado integral de financiamiento de Ps.1,056 millones (US$111 millones), comparado con la ganancia financiera de Ps.73 millones (US$8 millones) obtenida en el 2001. La diferencia entre ambos períodos se relacionó principalmente con la valuación del peso, que fue de una apreciación promedio de 5.3% en 2001 a una depreciación de 9.0% en 2002.

UTILIDAD NETA

El resultado consolidado correspondiente al interés mayoritario fue de una pérdida de Ps.421 millones (US$44 millones) en el segundo trimestre de 2002, comparado con la pérdida de Ps.292 millones (US$32 millones) obtenida en 1T02 y la pérdida de Ps.6 millones (US$1 millón) reportada en 2T01. En ambas comparaciones, la mayoría de la diferencia se relacionó con las pérdidas por fluctuaciones cambiaras resultantes de la depreciación del peso en el trimestre, ya que el nivel de utilidad de operación se incrementó.

La pérdida neta consolidada para el primer semestre de 2002 ascendió a Ps.703 millones (US$75 millones) comparada con la pérdida neta de Ps.246 millones (US$24 millones) obtenida en el primer semestre del año previo. Como en la comparación trimestral, la mayoría de la diferencia se debió al resultado integral de financiamiento.

DEUDA NETA

La deuda, neta de caja, totalizó US$1,292 millones al 30 de junio de 2002, US$34 millones menos que los US$1,326 millones registrados al 31 de diciembre de 2001. La disminución se logró con el excedente en flujo de efectivo y los ahorros generados en el capital de trabajo, que fue mayor a los gastos por interés, impuestos e inversiones en activo fijo. El balance de caja al 30 de junio de 2002 fue de US$38 millones, comparado con los US$32 millones registrados a finales de marzo del mismo año y con la caja de US$37 millones reportada en junio del año anterior.

PROCESO DE REFINANCIAMIENTO

Durante el 2T02 se lograron avances significativos en lo relacionado con el refinanciamiento de la deuda de Hylsa. Primero, al final del trimestre, la asamblea de accionistas aprobó el aumento de capital por un monto de hasta $ 3,500 millones.

Posteriormente, el 22 de julio, Hylsa anunció haber alcanzado un acuerdo definitivo para el refinanciamiento de su deuda bajo los términos y condiciones anteriormente propuestas a sus acreedores bancarios, así como a los tenedores de Eurobonos y pagarés en UDI's.

RESULTADO DE EMPRESAS ASOCIADAS NO CONSOLIDADAS

La información de Sidor y Amazonia contenida en este reporte es preliminar. Como se explica más adelante, la situación financiera de Sidor y Amazonia está sujeta a cambios como resultado de proceso actual de reestructuración, que pudieran resultar en ajustes potenciales desfavorables.

La participación minoritaria de Hylsamex en los resultados de Amazonia de 2T02, resultó en una ganancia por Ps.162 millones (US$16 millones, de los cuales US$10.6 millones correspondieron a ganancias monetarias, de acuerdo al boletín B-15, de los PCGA Mexicanos), comparada con la pérdida de Ps.123 millones (US$13 millones) registrada en 1T02, y con la pérdida de Ps.78 millones (US$8 millones) registrada en el mismo trimestre del año anterior.

Sidor vendió 851,500 toneladas en 2T02, 4% más que el volumen de 817,300 toneladas reportado en el trimestre anterior y también 46% más que las ventas de 585,000 toneladas embarcadas en el mismo trimestre de 2001. Las ventas de exportación representaron 73% del total en 2T02, en comparación con el 70% y el 10% registrado en 1T02 y en 2T01, respectivamente. El incremento en exportaciones fue resultado de mayores ventas de productos planos terminados, ya que las ventas de productos semi-terminados como planchones y billets disminuyeron 40% contra el trimestre anterior, a 88,400 toneladas en 2T02. Durante el primer semestre del año, Sidor vendió 1,668,800 toneladas, nivel 25% superior al de 1,336,200 toneladas vendidas en el mismo semestre de 2001. El margen de exportación en el semestre totalizó 71%, comparado con el de 50% obtenido en los primeros seis meses de 2001.

Sidor registró un ingreso de US$217 millones en este trimestre, 10% superior al de US$198 millones registrado durante el trimestre anterior y también 22% superior al de US$178 millones obtenido en 2T01. El precio promedio al que Sidor vendió sus productos en 2T02 se incrementó 6% en comparación a 1T02, reflejando las tendencias positivas en los precios del acero en la industria siderúrgica mundial. El ingreso de Sidor para el primer semestre de 2002 ascendió a US$415 millones, 6% más que el ingreso de US$392 millones obtenido en el mismo período de 2001 como resultado del incremento en embarques, ya que el precio promedio disminuyó 15%.

El EBITDA para el primer semestre de 2002 ascendió a US$50 millones, permaneciendo similar al EBITDA de US$49 millones obtenido en el primer semestre de 2001.

A esta fecha, Hylsamex, S.A. de C.V. (la compañía tenedora) tiene una exposición adicional por US$26 millones con respecto a la garantía para el pago de la deuda que Sidor tiene con el Fondo de Inversiones de Venezuela. También tiene una exposición adicional por US$26 millones con respecto al cumplimiento de ciertas obligaciones establecidas en el contrato de adquisición de Sidor. Hylsa Latin LLC tiene una exposición adicional de US$231 millones como garantía para el pago de la deuda de Sidor con el Fondo de Inversiones de Venezuela. Hylsa, S.A. de C.V., la subsidiaria que produce el acero de Hylsamex, no tiene contingencias relacionadas con Amazonia o Sidor. El valor de la inversión de Hylsamex en Amazonia, incluyendo los préstamos convertibles, ascendió a US$50 millones (Ps.497 millones) al 30 de junio de 2002.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

HYLSAMEX, S. A. DE C. V.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS E INDIVIDUALES
AL 30 DE JUNIO DE 2002 COMPARATIVOS CON 2001

Millones de pesos de poder adquisitivo del 30 de junio de 2002
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y es líder del mercado en sus principales líneas de productos, los cuales están primariamente orientados a las industrias de la construcción, autopartes y línea blanca.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de empresas asociadas, en las cuales tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociadas son:

% de tenencia
al 30 de junio de (a)
2002 2001
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias: 100 100
Hylsa Puebla, S. A. de C. V. (b) 100
Hylsa Norte, S. A. de C. V. (b) 100
Consorcio Minero Benito Juárez
Peña Colorada, S. A. de C. V. 51 51
Peña Servicios, S. A. de C. V. 100 100
Las Encinas, S. A. de C. V. (c) 100 100
Comercializadora Las Encinas, S. A. de C. V. (c) 100 100
Aceros Prosima, S. A. de C. V. 100 100
Materiales y Aceros Masa, S. A. de C. V. 100 100
Pegi, S. A. de C. V. 52 52
Técnica Industrial, S. A. de C. V. 100 100
Transamerica E. & I., Corp. 100 100
Ferropak Servicios, S. A. de C. V. 100 100
Ferropak Comercial, S. A. de C. V. (d) 100
Ferropak, S. A. de C. V. (d) 100

Galvak, S. A. de C. V. y subsidiarias: 100 100
Galvamet Trading, Inc. 100 100
Galvacer Chile, S. A. 100 100
Ferropcion. S.A. de C.V.,(Antes Galvanet, S. A. de C. V.) 100
100
Galvacer Costa Rica, S.A.
100
Acerex, S. A. de C. V. (e) 51 51
Acerex Servicios, S. A. de C. V. 100 100

Hylsa Latin, LLC. (Hylsa Latin) y asociadas (f): 100 100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) 37 37
CVG Siderúrgica del Orinoco, C. A. (Sidor) 70 70

Express Anáhuac Operadora, S. A. de C. V. (h) 100
Express Anáhuac, S. A. de C. V. (h) 100

Express Anáhuac Inmobiliaria, S. A. de C. V. (g) 100

Express Anáhuac Servicios, S. A. de C. V. (g) 100

Promotora Azteca Mexicana, S. A. de C. V. (h) 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociadas.

(b) El 30 de noviembre de 2001 los accionistas aprobaron la escisión de HYLSA. Como resultado se crearon dos nuevas empresas a las cuales se distribuyeron activos, pasivos y capital contable existentes al 31 de diciembre de 2001.

El acuerdo de escisión establece que: (a) HYLSA subsiste como entidad escindente y mantendrá la operación de las líneas de producción de aceros planos, aceros tubulares y tecnología, y (b) se incorporan dos nuevas compañías, Hylsa Puebla, S. A. de C. V. (Hylsa Puebla) e Hylsa Norte, S. A. de C. V. (Hylsa Norte) (compañías escindidas), constituidas con el propósito de operar las líneas de producción de alambrón y varilla en sus plantas de Xoxtla, Puebla y Apodaca, Nuevo Léon, respectivamente.

El 31 de diciembre de 2001, inmediatamente después de ser efectiva la escisión antes descrita, HYLSA adquirió de HYLSAMEX las acciones representativas del capital de las compañías escindidas, por lo que a partir de esa fecha las compañías escindidas son subsidiarias de HYLSA; esta operación se efectuó a crédito con base al valor contable de dichas entidades, capitalizándose en esa misma fecha los derechos de crédito correspondientes.

(c) En noviembre de 2001 los accionistas de Las Encinas, S. A. de C. V. aprobaron los siguientes acuerdos: (a) la escisión de la compañía y la creación de una nueva empresa denominada Operadora Las Encinas, S. A. de C. V. y (b) la fusión de Operadora Las Encinas, S. A. de C. V. con Comercializadora Las Encinas, S. A. de C. V., subsistiendo esta última como entidad fusionante, a la que se asignó la operación de la producción de mineral de hierro peletizado (pélet).

(d) En noviembre de 2001 los accionistas aprobaron la fusión de Ferropak, S. A. de C. V. con Ferropak Comercial, S. A. de C. V. (antes Teracor, S. A. de C. V., parte relacionada), subsistiendo ésta última como entidad fusionante.

(e) En junio de 2001 HYLSA vendió a Galvak, S. A. de C. V. (GALVAK), la totalidad de su participación accionaria en Acerex, S. A. de C. V.

(f) Amazonia es propietaria del 70.0% del capital común de Sidor, empresa venezolana.

(g) Express Anáhuac, S. A. de C. V. (EXXAN) fue subsidiaria de Promotora Azteca Mexicana, S. A. de C. V. (Promotora Azteca) hasta diciembre de 2001,

fecha en que Promotora Azteca vendió sus acciones a Express Anáhuac Operadora, S. A. de C. V., entidad constituida en diciembre de 2001 por HYLSAMEX.

Previamente, en noviembre de 2001 EXXAN constituyó dos nuevas empresas: Express Anáhuac Inmobiliaria, S. A. de C. V. (EXXAN Inmobiliaria) y Express Anáhuac Servicios,
S. A. de C. V. (EXXAN Servicios) (las compañías constituidas), a las que vendió sus inmuebles y equipo de transporte, respectivamente.

Posteriormente, en diciembre de 2001 EXXAN se escindió creándose Express Anáhuac Comercializadora, S. A. de C. V. (EXXAN Comercializadora), a la que transfirió las acciones de las compañías constituidas señaladas en el párrafo anterior.

(h) Promotora Azteca se fusionó en diciembre de 2001 con EXXAN Comercializadora, subsistiendo Promotora Azteca como entidad fusionante, vendiendo las acciones de EXXAN Inmobiliaria y EXXAN Servicios a HYLSAMEX.

Adicionalmente, en diciembre de 2001 Promotora Azteca se escindió creándose dos nuevas
empresas: Promotora Azteca del Norte, S. A. de C. V. y Promotora Azteca del Noreste, S. A.
de C. V. (compañías escindidas), subsistiendo Promotora Azteca como escindente. En ese
mismo mes HYLSAMEX vendió a ALFA las acciones representativas del capital de dichas
entidades.

Las transacciones a que se hace referencia en los incisos (g) y (h) anteriores, se llevaron a
cabo tomando como base el valor contable de las entidades involucradas a las fechas de dichas transacciones.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros individuales de HYLSAMEX (Controladora) han sido preparados para cumplir con las disposiciones legales a las que está sujeta como entidad jurídica independiente. En estos estados financieros la inversión en acciones de subsidiarias se valúa por el método de participación (inciso d. siguiente).

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 30 de junio de 2002.

Los estados financieros de la subsidiaria y las asociadas extranjeras se conforman a principios de contabilidad generalmente aceptados en México. El

efecto de la conversión de dichos estados financieros se registra directamente en el capital contable.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 360.606, 343.820 y 322.536 al 30 de junio de 2002, 2001 y 2000, respectivamente (1994 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se presentan a su valor de mercado.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociadas

Las acciones de empresas asociadas (véase inciso (f) en Nota 1) se registran por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras posteriores a la fecha de compra.

Como consecuencia de la compleja situación política y económica que se vive en Venezuela, y ante la incertidumbre de las negociaciones iniciadas por Amazonia y Sidor con sus respectivos acreedores financieros así como en la determinación del valor de la inversión en acciones de Amazonia y Sidor y de la recuperación de los préstamos convertibles, Hylsamex ha considerado prudente constituir una reserva por US$50 millones en el primer trimestre de 2002. Una vez descontada la reserva, el valor de la inversión, incluyendo los préstamos convertibles, asciende a Ps. 497 millones al 30 de junio de 2002.

d. Inversión en acciones de subsidiarias

En el estado de situación financiera individual de HYLSAMEX, la inversión en acciones de subsidiarias se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras posteriores a la fecha de compra.

e. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos, hasta que inician su operación normal.

f. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

g. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro

h. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de

compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido

k. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Utilidad (pérdida) integral

A partir del 1o. de enero de 2001, las empresas adoptaron las disposiciones del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (perdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

EFECTOS DE LA APLICACION DE LA REGLA TERCERA DE LA CIRCULAR 11-27 AL SEGUNDO TRIMESTRE DEL 2002.
COMPARACION ENTRE EL METODO DE AJUSTES POR CAMBIOS EN EL NIVEL GENERAL DE PRECIOS CONTRA EL METODO DE INDIZACION ESPECIFICA.
EN MILES DE PESOS DE JUNIO DEL 2002.

REF	ORIGINAL II TRIM	EFECTOS CIRC 11-27 REGLA III	MODIFICADO II TRIM
S			
1 ACTIVO TOTAL	27,361,037	3,083,632	30,444,669
2 ACTIVO CIRCULANTE	4,851,688		4,851,688
8 LARGO PLAZO	576,010		576,010
12 IN. PTA Y EQ. (NETO)	19,614,186	3,083,632	22,697,818
18 ACTIVO DIFERIDO (NETO)	2,319,153		2,319,153
19 OTROS ACTIVOS	0		0
20 PASIVO TOTAL	18,840,589		18,840,589
33 CAPITAL CONTABLE	8,520,448	3,083,632	11,604,080
34 PART. MINORITARIA	1,925,588	219,212	2,144,800
35 CAP.CONT.MAYORITARIO	6,594,860	2,864,420	9,459,280
45 RES. NETO DEL EJER.	(712,819)	351,929	(360,890)
R			
1 VENTAS NETAS	5,970,136		5,970,136
5 RES.DE OPERACION	154,783	376,172	530,955
18 RESULTADO NETO	(702,757)	376,172	(326,585)
20 RES. NETO MAYORITARIO	(712,819)	351,929	(360,890)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	5,803,829
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,222,276
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	40,344
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	54,888
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(5,451)
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 HYLSA LATIN LLC		12,831,079	0.00	108,373	482,087
9 ELIMINACIONES		1	0.00	0	(742,088)
10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,573,052**	**6,855,935**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	497,357
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**497,357**
OTRAS INVERSIONES PERMANENTES					**78,653**
TOTAL					**7,431,945**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4 **CONSOLIDADO**
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	9,074,303	1,986,991	7,087,312	27,843,866	16,650,080	18,281,098
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**9,074,303**	**1,986,991**	**7,087,312**	**27,843,866**	**16,650,080**	**18,281,098**
ACTIVOS NO DEPRECIABLES						
TERRENOS	163,544	0	163,544	918,349	0	1,081,893
CONSTRUCCIONES EN PROCESO	45,373	0	45,373	13,276	0	58,649
OTROS	192,546	0	192,546	0	0	192,546
TOTAL NO DEPRECIABLES	**401,463**	**0**	**401,463**	**931,625**	**0**	**1,333,088**
TOTAL	**9,475,766**	**1,986,991**	**7,488,775**	**28,775,491**	**16,650,080**	**19,614,186**

OBSERVACIONES

YLSAMEX, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: 2 ANO: 2002

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
NCARIOS																
MERCIO EXTERIOR																
NAMEX	19/07/2002	5.52	0	0	68,144	0	0	0	0	0	0	0	0	0	0	0
NCO BILBAO VIZCAYA	15/07/2002	5.99	0	0	33,206	0	0	0	0	0	0	0	0	0	0	0
NCO INTERNACIONAL	10/11/2002	7.95	0	0	73,051	0	0	0	0	0	0	0	0	0	0	0
NK OF MONTREAL	15/07/2002	6.27	0	0	0	0	0	0	0	0	33,205	0	0	0	0	0
YERISCHE VEREINSBANK	15/07/2002	7.37	0	0	0	0	0	0	0	0	179,307	0	0	0	0	0
MMERCE BANK	15/07/2002	6.80	0	0	0	0	0	0	0	0	49,808	0	0	0	0	0
ANDARD CHARTERED	10/09/2002	6.82	0	0	0	0	0	0	0	0	185,948	0	0	0	0	0
N GARANTIA																
N AMRO	26/03/2004	5.62	0	0	0	0	0	0	0	0	759	17,433	26,149	0	0	0
NAMEX	15/02/2005	7.37	0	0	16,152	35,909	76,584	51,822	0	0	0	0	0	0	0	0
NCO BILBAO ZCAYA/BANCOME	15/02/2005	9.28	0	0	6,323	6,982	13,964	13,964	0	0	12,636	4,839	4,839	0	0	0
NCO SANTANDER/SERFIN	15/02/2005	9.19	0	0	26,415	17,108	28,743	23,280	0	0	0	0	0	0	0	0
NCOMER	17/12/2004	6.15	0	0	9,052	33,864	71,543	38,294	0	0	0	0	0	0	0	0
NCOMEXT	14/08/2005	4.51	0	0	0	0	0	0	119,538	0	0	0	0	0	0	0
NK OF AMERICA	26/03/2004	6.11	0	0	0	0	0	0	0	0	129,614	66,639	87,127	0	0	0
NK OF MONTREAL	25/06/2003	3.55	0	0	0	0	0	0	0	0	2,607	2,607	0	0	0	0
NORTE	15/01/2005	8.48	24,977	6,249	17,931	8,965	17,931	9,130	0	0	0	0	0	0	0	0
RKLAYS	17/12/2004	6.19	0	0	0	0	0	0	0	0	2,505	10,526	23,128	12,379	0	0
HF	25/06/2003	3.55	0	0	0	0	0	0	0	0	1,303	1,303	0	0	0	0
LADEX	25/06/2003	3.55	0	0	0	0	0	0	0	0	2,172	2,172	0	0	0	0
NP	25/06/2003	3.55	0	0	0	0	0	0	0	0	2,607	2,607	0	0	0	0
OMERICA BANK	17/12/2004	5.53	0	0	0	0	0	0	0	0	8,801	23,750	31,354	9,284	0	0
OMMERCE BANK	26/03/2004	5.62	0	0	0	0	0	0	0	0	271	6,226	9,339	0	0	0
REDIT AGRICOLE INDOSUEZ	26/03/2004	5.10	0	0	0	0	0	0	0	0	2,878	8,833	9,339	0	0	0
REDIT LYONNAIS	26/03/2004	5.24	0	0	0	0	0	0	0	0	3,016	11,946	14,009	0	0	0
EUTSCHE BANK	17/12/2004	6.19	0	0	0	0	0	0	0	0	1,252	5,263	11,564	6,190	0	0
EUTSCHE GEROZENTRALE	25/06/2003	3.55	0	0	0	0	0	0	0	0	1,303	1,303	0	0	0	0
G BANK	25/06/2003	3.55	0	0	0	0	0	0	0	0	2,607	2,607	0	0	0	0

HYLSAMEX, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 2 AÑO: 2002

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
EXPORT DEVELOPMENT CORP.	17/03/2003	6.06	0	0	0	0	0	0	0	0	16,190	6,389	0	0	0	0
FIDEICOMISO DE FOMENTO MINER	13/11/2007	5.62	0	0	5,274	5,273	10,548	10,548	10,547	14,942	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	5.52	0	0	0	0	0	0	0	0	3,640	14,578	19,790	3,095	0	0
HSBC BANK	17/12/2004	6.19	0	0	0	0	0	0	0	0	1,879	7,895	17,346	9,284	0	0
HYPO-VEREINSBANK	31/07/2005	6.91	0	0	0	0	0	0	0	0	92,468	39,619	30,228	15,085	9,329	0
KREDITANSTALT FUR WIEDERAFBA	31/07/2008	7.66	0	0	0	0	0	0	0	0	103,217	51,608	103,217	96,820	8,705	19,252
MORGAN GUARANTY TRUST	17/12/2004	6.19	0	0	0	0	0	0	0	0	5,771	24,250	53,281	28,519	0	0
RHEINLAND-PFALZ	25/06/2003	3.55	0	0	0	0	0	0	0	0	2,607	2,607	0	0	0	0
SCHLESWING-HOLSTEIN	25/06/2003	3.55	0	0	0	0	0	0	0	0	1,303	1,303	0	0	0	0
STANDARD CHARTERED	16/12/2002	4.13	0	0	0	0	0	0	0	0	15,591	0	0	0	0	0
SUMITOMO	17/12/2004	6.19	0	0	0	0	0	0	0	0	2,758	11,590	25,466	13,631	0	0
THE FUJI BANK AND TRUST CO.	17/12/2004	5.07	0	0	0	0	0	0	0	0	4,956	6,913	5,645	3,022	0	0
WEST LB	17/12/2004	5.74	0	0	0	0	0	0	0	0	7,964	33,801	52,567	14,140	0	0
ORGANISMOS FINANCIEROS																
BANAMEX	17/12/2004	8.83	354,286	105,725	347,721	1,384	28,669	78,234	0	0	0	0	0	0	0	0
BANCA SERFIN	12/10/2003	10.61	217,857	57,143	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	12/10/2003	10.49	289,286	85,714	0	0	0	0	0	0	0	0	0	0	0	0
BBVA-BANCOMER	17/12/2004	7.99	254,286	65,714	132,958	1,871	104,902	105,048	0	0	0	0	0	0	0	0
BANCOMEXT	02/03/2005	4.81	0	0	0	0	0	298,845	0	0	0	0	0	0	0	0
BANK OF AMERICA	15/07/2002	5.99	0	0	0	0	0	0	0	0	92,642	0	0	0	0	0
BANORTE	12/10/2003	10.15	107,143	42,857	0	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	8.06	0	0	0	0	0	0	0	0	38,413	583	29,702	29,711	0	0
CITIBANK	15/07/2002	6.11	0	0	220,225	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	6.03	0	0	11,051	11,051	22,102	22,102	11,051	0	28,809	437	22,276	22,283	0	0
DEUTSCHE BANK	17/12/2004	8.06	0	0	0	0	0	0	0	0	19,207	292	14,851	14,855	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	8.06	0	0	0	0	0	0	0	0	9,603	146	7,425	7,428	0	0
HSBC BANK	17/12/2004	8.06	0	0	0	0	0	0	0	0	28,809	437	22,276	22,283	0	0
INBURSA	31/07/2002	8.42	70,000	0	96,295	0	0	0	0	0	0	0	0	0	0	0

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2002

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
MORGAN GUARANTY TRUST	17/12/2004	8.08	0	0	0	0	0	0	0	0	98,964	1,390	78,210	78,234	0	0
SANTANDER INVESTMENT	15/07/2002	11.30	0	0	0	0	0	0	0	0	99,615	0	0	0	0	0
THE FUJI BANK AND TRUST CO.	17/12/2004	7.85	0	0	0	0	0	0	0	0	11,606	292	7,250	7,252	0	0
THE SUMITOMO BANK LTD.	21/01/2003	5.78	0	0	0	0	0	0	0	0	4,356	292	0	0	0	0
WEST LB	15/07/2002	11.30	0	0	0	0	0	0	0	0	199,230	0	0	0	0	0
OTAL BANCARIOS			1,317,835	363,402	1,061,797	122,407	375,081	651,267	141,136	14,942	1,512,197	372,476	706,378	393,495	18,034	19,252
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
BANCA SERFIN	28/05/2004	3.20	0	0	0	0	949,496	0	0	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,967,628
PAGARE MEDIANO PLAZO	03/09/2005	8.75	0	0	0	0	0	698,824	0	0	0	0	0	0	0	0
OTAL BURSATILES			0	0	0	0	949,496	698,824	0	0	0	0	0	0	0	2,967,628
PROVEEDORES																
OTROS PROVEEDORES	30/06/2003		1,179,191	0	216,734	0	0	0	0	0	0	0	0	0	0	0
OTAL PROVEEDORES			1,179,191	0	216,734	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/06/2003		1,051,750	0	1,332,969	0	122	0	0	0	0	0	0	0	0	0
OTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			1,051,750	0	1,332,969	0	122	0	0	0	0	0	0	0	0	0
			3,548,776	363,402	2,611,500	122,407	1,324,699	1,350,091	141,136	14,942	1,512,197	372,476	706,378	393,495	18,034	2,986,880

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	96,240	958,695	0	0	958,695
OTROS	4,484	44,667	0	0	44,667
TOTAL	**100,724**	**1,003,362**			**1,003,362**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	115,308	1,148,641	0	0	1,148,641
INVERSIONES	945	9,414	0	0	9,414
OTROS	42,688	425,237	0	0	425,237
TOTAL	**158,941**	**1,583,292**			**1,583,292**
SALDO NETO	**(58,217)**	**(579,930)**			**(579,930)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**151,017**	**1,504,356**	0	0	**1,504,356**
PASIVO	**1,159,889**	**11,554,235**			**11,554,235**
CORTO PLAZO	463,643	4,618,580	0	0	4,618,580
LARGO PLAZO	696,246	6,935,655	0	0	6,935,655
SALDO NETO	**(1,008,872)**	**(10,049,879)**			**(10,049,879)**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,014,272	15,172,181	(12,157,910)	0.01	112,232
FEBRERO	2,899,973	15,092,502	(12,192,529)	0.00	(7,838)
MARZO	2,936,431	15,116,849	(12,180,418)	0.01	62,305
ABRIL	3,025,997	15,158,000	(12,132,003)	0.01	66,271
MAYO	3,037,125	15,465,545	(12,428,420)	0.00	25,190
JUNIO	3,219,505	15,948,055	(12,728,550)	0.00	59,827
ACTUALIZACION:	0	0	0	0.00	(38,627)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**279,360**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	8.59
ELECTRODOS	UCAR CARBON MEXICANA				0.98
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.87
ALEACIONES	CIA. MINERA AUTLAN				2.63
ZINC	PEÑOLES				1.88
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.17
CAL	REGIO CAL				1.15
ARRABIO					0.14
BRIQUETA					0.27

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			648	3,587,651			
NO PLANOS			457	1,259,982			
OTROS				104,839			
TOTAL				4,952,472			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

CONSOLIDADO
Impresión Final

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			202	939,868			
NO PLANOS			19	51,354			
OTROS				26,442			
TOTAL				1,017,664			

OBSERVACIONES

CLAVE DE COTIZACION HYLSAMX TRIMESTRE: 2 AÑO: 2002

HYLSAMEX, S.A. DE C.V.

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** 258,077

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094

(En Unidades)

X CIFRAS DICTAMINADAS FISCALMENTE

X CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 30 DE JUNIO DE 2002

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA

(Información del año actual)

SALDO DE CUFIN AL 30 DE JUNIO DE 2002 264,864

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094

(En Unidades)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

CLAVE DE COTIZACION HYLSAMX TRIMESTRE: 2 AÑO: 2002

RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** 0

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094
(En Unidades)

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 30 DE JUNIO DE 2002

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **30** DE JUNIO DE 2002 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : 243,756,094
(En Unidades)

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 0000
(Antes de UFIN reinvertida del ejercicio anterior 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : 0
(En Unidades)

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2002**

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	243,756,094			243,756,094	2,393,924	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**2,393,924**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
243,756,094

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's 6.25

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMAÇION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **30** DE **JUNIO** DE **2002** Y **2001**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. GERARDO A. GONZALEZ V.
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, A 13 DE MARZO DE 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 13/03/200: 10:47

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HYLSAMEX, S.A. DE C.V.
DO MICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 2828
FAX: 01 81 8865 1210 **AUTOMATICO:** X
E-MAIL: webmaster@hylsamex.com.mx
DIRECCION DE INTERNET www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HYL930427BY1
DOMICILIO AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE: ING. DIONISIO GARZA MEDINA
DOMICILIO: GOMEZ MORIN 1111
COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1111
FAX: 01 81 8748 2552
E-MAIL: dgarzam@alfa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 13/03/200: 10:47

TELEFONO: 01 81 8865 1701
FAX: 01 81 8865 2121
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA
NOMBRE: C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1236
FAX: 01 81 8865 1210
E-MAIL: shmartinez@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1318
FAX: 01 81 8865 1310
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO: GOMEZ MORIN 1111 SUR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 13/03/200: 10:47

COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1368
FAX: 01 81 8748 2514
E-MAIL: leopoldo@alfa.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: NA
NOMBRE: NA NA NA NA
DOMICILIO: NA
COLONIA: NA
C. POSTAL: 00
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: NA
FAX: NA
E-MAIL: NA

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE: C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1224
FAX: 01 81 8331 1885
E-MAIL: mgutierrez@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

NOTAS A LOS ESTADOS FINANCIEROS (1)

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

PRESTAMOS BURSATILES	$ 2,967,628
OBLIGACIONES	949,496
TOTAL	$ 3,917,124

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS	$ (7,197,860)
IMPUESTO DIFERIDO EN CAPITAL	87,927
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,365,715
TOTAL	$ (4,744,218)

r08: ESTE RENGLON SE INTEGRA COMO SIGUE:

RESERVA PARA PERDIDAS EN INV. DE ASOCIADAS	$ 395,316
OTROS GASTOS, NETO	65,620
TOTAL	$ 460,936

s44:

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

EXHIBIT 10

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsamex Third Quarter 2002 Financial Statements delivered to Mexican Stock Exchange

nisora: HYLSAMEX, S.A. DE C.V..

suario: GERARDO ANTONIO GONZALEZ VILL.

ombre del sobre: Hylsamex.ens

ongitud del sobre: 28429 bytes.

echa de recepcion: Oct 23 2002 12:34:45:263PM.

olio de recepcion: 13478.

os Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
ssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

os Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**28,564,200**	100	**29,181,444**	**100**
2	**ACTIVO CIRCULANTE**	**5,886,592**	**21**	**4,745,516**	**16**
3	EFECTIVO E INVERSIONES TEMPORALES	742,689	3	529,292	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	2,066,137	7	1,436,550	5
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	684,942	2	570,022	2
6	INVENTARIOS	2,392,824	8	2,209,652	8
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**596,510**	**2**	**1,295,143**	**4**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	516,827	2	1,203,806	4
11	OTRAS INVERSIONES	79,683	0	91,337	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**19,762,850**	**69**	**20,473,067**	**70**
13	INMUEBLES	1,078,783	4	1,102,571	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	37,496,315	131	37,571,297	129
15	OTROS EQUIPOS	194,984	1	194,253	1
16	DEPRECIACION ACUMULADA	19,130,157	67	18,535,450	64
17	CONSTRUCCIONES EN PROCESO	122,925	0	140,396	0
18	**ACTIVO DIFERIDO (NETO)**	**2,318,248**	**8**	**2,667,718**	**9**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**17,435,048**	100	**18,309,029**	100
21	**PASIVO CIRCULANTE**	**2,524,361**	**14**	**6,058,260**	**33**
22	PROVEEDORES	1,405,589	8	1,109,460	6
23	CREDITOS BANCARIOS	68,141	0	3,566,941	19
24	CREDITOS BURSATILES	0	0	192,832	1
25	IMPUESTOS POR PAGAR	91,546	1	102,970	1
26	OTROS PASIVOS CIRCULANTES	959,085	6	1,086,057	6
27	**PASIVO A LARGO PLAZO**	**11,458,448**	**66**	**9,402,766**	**51**
28	CREDITOS BANCARIOS	7,490,220	43	4,488,952	25
29	CREDITOS BURSATILES	3,756,938	22	4,912,508	27
30	OTROS CREDITOS	211,290	1	1,306	0
31	**CREDITOS DIFERIDOS**	**3,452,239**	**20**	**2,848,003**	**16**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**11,129,152**	100	**10,872,415**	100
34	**PARTICIPACION MINORITARIA**	**1,923,133**	**17**	**1,975,609**	**18**
35	**CAPITAL CONTABLE MAYORITARIO**	**9,206,019**	**83**	**8,896,806**	**82**
36	**CAPITAL CONTRIBUIDO**	**5,553,330**	**50**	**2,945,728**	**27**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	4,975,129	45	2,393,924	22
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	578,201	5	551,804	5
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**3,652,689**	**33**	**5,951,078**	**55**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,166,005	82	8,066,599	74
43	RESERVA PARA RECOMPRA DE ACCIONES	101,736	1	997,017	9
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(4,872,915)	(44)	(2,412,802)	(22)
45	**RESULTADO NETO DEL EJERCICIO**	(742,137)	(7)	(699,736)	(6)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**742,689**	**100**	**529,292**	**100**
46	EFECTIVO	148,541	20	64,229	12
47	INVERSIONES TEMPORALES	594,148	80	465,063	88
18	**CARGOS DIFERIDOS**	**2,318,248**	**100**	**2,667,718**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,639,418	71	1,776,717	67
49	CREDITO MERCANTIL	(12,188)	(1)	22,612	1
50	IMPUESTOS DIFERIDOS	399,368	17	576,193	22
51	OTROS	291,650	13	292,196	11
21	**PASIVO CIRCULANTE**	**2,524,361**	**100**	**6,058,260**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	484,606	19	3,597,466	59
53	PASIVOS EN MONEDA NACIONAL	2,039,755	81	2,460,794	41
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**192,832**	**100**
54	PAPEL COMERCIAL	0	0	192,832	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**959,085**	**100**	**1,086,057**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	47,032	5	70,401	6
58	OTROS PASIVOS CIRCULANTES SIN COSTO	912,053	95	1,015,656	94
27	**PASIVO A LARGO PLAZO**	**11,458,448**	**100**	**9,402,766**	**100**
59	PASIVO EN MONEDA EXTRANJERA	11,458,448	100	8,432,013	90
60	PASIVO EN MONEDA NACIONAL	0	0	970,753	10
29	**CREDITOS BURSATILES LARGO PLAZO**	**3,756,938**	**100**	**4,912,508**	**100**
61	OBLIGACIONES	3,050,010	81	4,221,237	86
62	PAGARE DE MEDIANO PLAZO	706,928	19	691,271	14
30	**OTROS CREDITOS**	**211,290**	**100**	**1,306**	**100**
63	OTROS CREDITOS CON COSTO	211,290	100	1,306	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,452,239**	**100**	**2,848,003**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,316,247	67	1,877,966	66
67	OTROS	1,135,992	33	970,037	34
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(4,872,915)**	**100**	**(2,412,802)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(4,872,915)	(100)	(2,412,802)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	3,362,231	(1,312,744)
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,135,992	970,037
74	NUMERO DE FUNCIONARIOS (*)	197	205
75	NUMERO DE EMPLEADOS (*)	2,594	2,615
76	NUMERO DE OBREROS (*)	4,393	4,309
77	NUMERO DE ACCIONES EN CIRCULACION (*)	506,340,463	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**9,728,331**	**100**	**9,045,387**	**100**
2	COSTO DE VENTAS	8,390,662	86	7,955,914	88
3	**RESULTADO BRUTO**	**1,337,669**	**14**	**1,089,473**	**12**
4	GASTOS DE OPERACION	839,994	9	803,152	9
5	**RESULTADO DE OPERACION**	**497,675**	**5**	**286,321**	**3**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,342,070	14	650,147	7
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(844,395)**	**(9)**	**(363,826)**	**(4)**
8	OTRAS OPERACIONES FINANCIERAS	166,595	2	242,122	3
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(1,010,990)**	**(10)**	**(605,948)**	**(7)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(642,024)	(7)	(133,114)	(1)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(368,966)**	**(4)**	**(472,834)**	**(5)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(368,641)	(4)	(216,866)	(2)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(737,607)**	**(8)**	**(689,700)**	**(8)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(737,607)**	**(8)**	**(689,700)**	**(8)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(737,607)**	**(8)**	**(689,700)**	**(8)**
19	PARTICIPACION MINORITARIA	4,530		10,036	0
20	**RESULTADO NETO MAYORITARIO**	**(742,137)**	**(8)**	**(699,736)**	**(8)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**9,728,331**	**100**	**9,045,387**	**100**
21	NACIONALES	7,804,454	80	7,721,697	85
22	EXTRANJERAS	1,923,877	20	1,323,690	15
23	CONVERSION EN DOLARES (***)	179,396	2	126,832	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,342,070**	**100**	**650,147**	**100**
24	INTERESES PAGADOS	897,596	67	1,193,426	184
25	PERDIDA EN CAMBIOS	1,120,538	83	(13,556)	(2)
26	INTERESES GANADOS	80,946	6	86,626	13
27	GANANCIA EN CAMBIOS	164,526	12	22,245	3
28	RESULTADO POR POSICION MONETARIA	(430,592)	(32)	(420,852)	(65)
8	**OTRAS OPERACIONES FINANCIERAS**	**166,595**	**100**	**242,122**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	166,595	100	242,122	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(642,024)**	**100**	**(133,114)**	**100**
32	I.S.R.	(659,187)	(103)	(136,106)	(102)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	17,163	3	2,992	2
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	11,446,175	9,045,388
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	12,666,739	12,462,723
39	RESULTADO DE OPERACION (**)	487,646	361,476
40	RESULTADO NETO MAYORITARIO (**)	2,340,338	(739,262)
41	RESULTADO NETO (**)	2,341,701	(745,822)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(737,607)**	**(689,700)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	635,607	1,201,069
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**(102,000)**	**511,369**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(1,232,525)	719,517
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**(1,334,525)**	**1,230,886**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(700,543)	(1,750,835)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	2,577,392	(90,160)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**1,876,849**	**(1,840,995)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(178,661)**	**(241,940)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	363,663	(852,049)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	379,026	1,381,341
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	742,689	529,292

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO
		Importe	Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**635,607**	**1,201,069**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	921,786	915,450
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	129,640	136,741
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(415,819)	148,878
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(1,232,525)**	**719,517**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(249,697)	(32,747)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(404,747)	575,596
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(392,992)	(63,714)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	280,310	(63,160)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(465,399)	303,542
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(700,543)**	**(1,750,835)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	33,911	252,727
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	9,546,875	26,390
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	215,780	128,314
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(7,979,048)	(1,474,411)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(2,514,606)	(550,402)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(3,455)	(133,453)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**2,577,392**	**(90,160)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	2,577,392	(90,160)
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(178,661)**	**(241,940)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	86
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(102,115)	(163,458)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(76,546)	(78,568)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(7.58)	%	(7.62)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	25.42	%	(8.31)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	8.20	%	(2.56)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(58.38)	%	(61.02)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.44	veces	0.43	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.64	veces	0.61	veces
8	ROTACION DE INVENTARIOS (**)	4.62	veces	4.99	veces
9	DIAS DE VENTAS POR COBRAR	50	días	37	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	9.19	%	10.62	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	61.04	%	62.74	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.57	veces	1.68	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	68.50	%	65.70	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	57.98	%	45.93	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.55	veces	0.24	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.73	veces	0.68	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.33	veces	0.78	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.38	veces	0.42	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.34	veces	0.26	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	29.42	%	8.74	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	(1.05)	%	5.65	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(12.67)	%	7.95	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(1.49)	veces	1.03	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(37.33)	%	95.10	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	137.33	%	4.90	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	57.16	%	67.56	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe		Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	4.62	$	(3.03)
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00	$	.00
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	4.62	$	(3.03)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00	$	.00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00	$	.00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	18.18	$	36.50
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.00
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		.38 veces		.11 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		1.49 veces		(1.30) veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00 veces		.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$ (7,396,411)
IMPUESTO DIFERIDO EN CAPITAL	90,005
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,433,493
TOTAL	$ (4,872,915)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Final

RESULTADOS AL 3ER TRIMESTRE DE 2002

La información contenida en este reporte se presenta en pesos constantes (Ps) con poder adquisitivo del 30 de septiembre de 2002 y en toneladas métricas. Algunas cifras se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes.

HECHOS SOBRESALIENTES

* El volumen de ventas ascendió a 745,200 toneladas durante el tercer trimestre de 2002, mostrando incrementos de 6% con respecto al trimestre anterior y de 21% en comparación a 3T01.

* Las ventas al mercado doméstico permanecieron al mismo nivel que en el trimestre anterior, y subieron 8% contra 3T01. Esta variación se debió a un nivel de producción más alto de productos planos durante 3T02.

* Las ventas de exportación totalizaron 182,500 toneladas en 3T02. El incremento de 39% contra 2T02 se debió a mayor demanda de productos de valor agregado.

* El ingreso en 3T02 fue de US$370 millones, superior en 7% y en 17% a 2T02 y 3T01, respectivamente. Por tonelada, en ingreso creció contra 2T02 como resultado de un incremento promedio de 3% en los precios de ventas. Con relación a 3T01, los precios subieron significativamente, pero el cambio en mezcla y la disminución en otros ingresos ocasionó que el ingreso por tonelada en 3T02 se mantuviera similar al de 3T01.

* El costo de ventas continúa mejorando. En 3T02 representó 82.7% del ingreso total, mientras que en 2T02 fue de 86.3%. El costo por tonelada bajó 3% contra el trimestre anterior, alcanzando US$410 en este trimestre.

* Hylsamex registró un EBITDA de US$64 millones en 3T02, superior en 25% al de US$52 millones obtenido en 2T02 y 18% mayor que el registrado en 3T01. El incremento en la demanda de productos siderúrgicos y mejores precios de venta explican el incremento contra los dos trimestres.

* El 22 de julio de 2002, Hylsa, la subsidiaria principal de Hylsamex, completó su proceso de reestructura, con el cual mejoró sustancialmente su condición financiera.

* El EBITDA de Sidor acumulado a septiembre de 2002 asciende a US$99 millones, incrementándose en 37% contra el mismo período de 2001.

RESUMEN

El desempeño financiero de Hylsamex continuó mejorando durante el tercer trimestre de 2002. El flujo de efectivo, medido como EBITDA, ascendió a US$64 millones, lo que representa un incremento de 25% sobre el trimestre inmediato anterior y de 18% contra el mismo trimestre de 2001. El crecimiento en relación a los dos trimestres comparables se logró mediante un mayor volumen de ventas, mejores precios y costos más bajos.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

En este trimestre, el incremento en ingreso se debió a un nivel de embarques más alto. La administración de Hylsamex decidió tomar ventaja de la demanda incremental de productos de acero para subir el ritmo de producción del Molino #1 de la División Aceros Planos de Hylsa. Con este volumen adicional, compuesto principalmente por lámina rolada en caliente, Hylsamex pudo incrementar su volumen de ventas total para servir tanto al mercado doméstico como al de exportación, mientras que al mismo tiempo pudo enfocar el Molino #2 de Colada Continua de Planchón Delgado a la producción de valor agregado. Es importante mencionar que mientras las exportaciones subieron en este trimestre, el precio promedio al que Hylsamex exportó sus productos también se ha incrementado (4% contra 2T02 y 9% contra 1T02). De la misma manera, los precios al mercado doméstico se incrementaron en 3% contra 2T02, especialmente en los productos de alto valor agregado.

El 19 de julio de 2002 Hylsamex anunció la conclusión del proceso de reestructura de su subsidiaria Hylsa. Después de la reestructura, la deuda consolidada de Hylsamex se disminuyó en 20% mientras que la de Hylsa en 39%. Como parte del proceso de reestructura, Galvak obtuvo créditos adicionales por US$150 millones, con los que prepagó US$110 millones de deuda. El remanente lo utilizará para fondear un programa de inversión en activos fijos que incluirá todas las líneas de productos de Galvak, que se llevará a cabo durante los siguientes 2 años. El resultado de la reestructura fue una mejora significativa en la condición financiera de Hylsamex: la razón de deuda neta a EBITDA –cifras trimestrales, anualizadas– bajó de 6.3 veces en 2T02 a 4.2 veces en 3T02, y la cobertura de intereses subió de 1.6 veces en junio de 2002 a 2.6 veces en septiembre. La cobertura de intereses, medida como EBITDA a intereses pagados, neto (sin interés PIK) fue de 3.1 veces al 30 de septiembre de 2002. Al mismo tiempo, la vida promedio de la deuda de Hylsamex creció de 2.8 años a 5.5 años.

MERCADO DEL ACERO

Hylsamex vendió 745,200 toneladas durante el tercer trimestre de 2002, 6% más que el volumen de 702,900 toneladas reportado en el trimestre anterior y también 21% superior al nivel de 615,600 toneladas vendidas en 3T01. El incremento contra el trimestre anterior se debió a un aumento de 8% en productos planos (planos, tubulares y recubiertos) y de 2% en productos no planos. Contra 3T01, el crecimiento en embarques se compuso por 19% más de productos planos y de un incremento de 26% en productos no planos.

Las ventas al mercado doméstico continuaron a niveles altos, totalizando 562,600 toneladas en 3T01, en comparación al volumen de 571,200 toneladas vendidas durante el trimestre anterior, pero subieron 8% en relación al mismo trimestre de 2001. En comparación a 2T02, la ligera disminución fue evidente en los productos de valor agregados, ya que los embarques de lámina rolada en caliente y productos largos se incrementaron en un promedio de 3%. Asimismo, mayores ventas de productos commodity permitieron el incremento contra el mismo trimestre de 2001. El incremento en las ventas de productos planos se debió a un mayor ritmo de operación del Molino #1 de la División de Aceros Planos, que operó a una capacidad de aproximadamente 400,000 toneladas por año durante este trimestre, en comparación a 260,000 toneladas en el trimestre anterior y a 6,000 toneladas en 3T01.

El volumen de exportación ascendió a 182,500 toneladas en 3T02, registrando incrementos de 39% y de 92% sobre las exportaciones de 2T02 y 3T01, respectivamente. La razón de exportaciones a ventas totales en el trimestre fue de 24.5%, en comparación al 18.7% reportado en el trimestre anterior y al de 15.4% obtenido en 3T01. De manera opuesta a la tendencia observada en el mercado doméstico, aproximadamente el 60% del incremento en las exportaciones de 3T02 en comparación a 2T02 se debió a mayores ventas de productos de valor agregado. Este incremento resultó de haber operado el Molino #1 de Productos Planos a mayor capacidad, hecho que permitió enriquecer la mezcla de producción del Molino #2 de la misma División, al producir más lámina caliente ultradelgada para abastecer las necesidades crecientes de los clientes internacionales de Hylsamex. En la comparación contra el mismo trimestre del año anterior, la mitad de la variación en exportaciones estuvo compuesta por productos de valor agregado.

El volumen de ventas acumulado en el período enero-septiembre de 2002 totalizó 2,071,400 toneladas, 20% más que los embarques de 1,727,800 toneladas registrados durante el mismo período del año anterior. Según datos preliminares de CANACERO para los primeros ocho meses de este año, la demanda nacional siderúrgica de productos terminados se ha incrementado 10% en comparación al mismo período del año anterior. Las ventas de Hylsamex al mercado mexicano totalizaron 1,668,200 toneladas en los primeros nueve meses de este año, lo que representa un 13% de incremento contra 2001. Por otro lado, la recuperación de la demanda de acero a nivel internacional ha permitido a la Compañía incrementar su volumen de ventas al exterior. En lo que va de este año, las exportaciones ascienden a 403,200 toneladas, volumen 61% superior al de los primeros nueve meses de 2001.

INGRESO

El ingreso total para el tercer trimestre de 2002 ascendió a Ps.3,678 millones (US$370 millones), 11% superior al de Ps.3,327 millones (US$345 millones) registrado durante el trimestre anterior y 19% más que el de Ps.3,079 millones (US$316 millones) obtenido en el mismo trimestre de 2001. El incremento en ingreso contra el trimestre anterior se debió al 6% adicional de volumen de ventas y a un aumento de 4% en el ingreso por tonelada en pesos constantes (Ps.4,733 en 2T02 contra 4,936 en 3T02) debido a mejores precios en todas las categorías de productos. En comparación a 3T01, el incremento en ingle-so se debió en su totalidad al aumento de 21% en embarques ya que el ingreso por tonelada en pesos cayó 1% (Ps.5,002 en 3T01 vs. Ps.4,936 en 3T02) como resultado de cambios en la mezcla de ventas a pesar de incrementos relevantes en el precio de todos los productos planos.

El ingreso de exportación en este trimestre totalizó US$89 millones, superior en 41% al de US$63 millones obtenido en el trimestre anterior y 90% mayor que el de US$47 millones registrado en 3T01. Las ventas de productos de valor agregado representaron 74% de los ingresos de exportación en 3T02 en comparación con el 75% obtenido en 2T02 y el 87% reportado en el mismo trimestre de 2001.

La depreciación de 2.1% del peso durante el trimestre limitó el incremento en ingreso por tonelada en dólares a 1%, de US$491/tonelada en 2T02 a US$496/tonelada en 3T02. En esta comparación, el precio promedio ponderado se incrementó 3% o US$13/tonelada –de US$443 en 2T02 a US$456 en 3T02– con

incrementos de 3% y 4% en precios domésticos y de exportación, respectivamente. Sin embargo, la aportación de otros ingresos relacionados disminuyó 15% o US$7/tonelada, afectando el ingreso total. De la misma manera, una reducción de US$17/tonelada en otros ingresos relacionados propició una caída de 8% en el ingreso total contra el mismo trimestre del año anterior. No obstante, los precios de los diferentes productos mostraron incrementos relevantes a pesar del cambio en la mezcla de ventas.

El ingreso acumulado para el período enero-septiembre de 2002 totalizó Ps.9,728 millones (US$1,005 millones), 8% superior al de Ps.9,045 millones (US$907 millones) reportado en el mismo período del año anterior. El crecimiento en ingreso resultó del incremento de 20% en el volumen de ventas parcialmente cancelado por una disminución de 13% en otros ingresos. El ingreso acumulado en 2002 consistió de 64% de ventas de valor agregado en comparación con 62% el año anterior. En dólares, el ingreso por tonelada fue de US$485, disminuyendo 8% del de US$525 reportado en los primeros nueve meses de 2001. Los precios promedio disminuyeron 5% en parte por un cambio en mezcla derivado de mayores ventas de productos commodity, aunque con precios más altos.

COSTO DE VENTAS

El costo de ventas en el trimestre totalizó Ps.3,042 millones (US$306 millones), incrementándose en 6% contra el de Ps.2,867 millones (US$297 millones) registrado en el trimestre previo y también 19% superior al de Ps.2,559 millones (US$262 millones) obtenido en el mismo trimestre de 2001. La diferencia en el costo contra 2T02 se debió al incremento en el volumen de ventas. Es importante recordar que en el tercer trimestre de 2001 Hylsamex reconoció, como partida extraordinaria de reducción del costo, el ingreso proveniente de la venta de un contrato de cobertura de gas natural por un monto de Ps.193 millones (US$20 millones). Sin considerar esta partida, la variación en el costo de ventas de 3T01 a 3T02 equivale a un incremento de 11%.

En una base por tonelada, el costo en dólares totalizó US$410, lo que representó una disminución de 3% o de US$13/tonelada del costo de US$423 reportado en el trimestre anterior. En esta comparación, los costos variables disminuyeron 2% debido a mayor eficiencia en la operación, y los costos fijos disminuyeron 6% debido a un mejor prorrateo dado el incremento en volumen de ventas. En el tercer trimestre de 2001, el costo por tonelada ascendió a US$426 incluyendo la partida extraordinaria de costos equivalente a US$32/tonelada. Sin tomar en cuenta esta última cifra, el costo hubiese sido de US$458/tonelada, implicando una disminución US$48/tonelada en 3T02 contra 3T01. Esta variación incluye decrementos de US$27/tonelada en costos variables y de US$21/tonelada en costos fijos.

ENERGÍA: Los precios de gas natural en el sur de Texas, utilizados como referencia, disminuyeron 6% durante el trimestre, mientras que el costo promedio de gas de Hylsamex bajó 3% contra el trimestre anterior. Aproximadamente el 56% del consumo de gas durante este trimestre estuvo vinculado con el contrato de cobertura con Pemex (US$4.00/MMTBu), mientras que el resto se compró en el mercado spot. Aparte de dicho contrato, Hylsamex cubrió el resto de sus requerimientos de gas natural durante el período septiembre-diciembre 2002 a un precio de US$3.06/MMBtu. Con respecto a la

electricidad, se observó un incremento de 7% en este trimestre como resultado de mayores precios de hidrocarburos debidos a la alza en el precio del petróleo.

CARGA METÁLICA: El costo ponderado de la carga metálica en el tercer trimestre de 2002 subió 2% contra el trimestre anterior y 5% contra 3T01. La viabilidad en la producción del Fierro Esponja se deriva no sólo del costo del gas natural sino también del costo de insumos metálicos sustitutos. Como se muestra en la gráfica anterior, el precio del fierro esponja ha mostrado menor volatilidad de el de las chatarras, incrementando la competitividad de el fierro esponja que produce Hylsamex. La carga metálica de este trimestre incluyó 58% de fierro esponja y 1% de arrabio y hierro reducido en briquetas, mientras que el resto se compuso de chatarra, tanto doméstica, importada o generada internamente.

El costo de venta acumulado al 30 de septiembre de 2002 ascendió a Ps.8,390 millones (US$868 millones), 5% superior al de Ps.7,956 millones(US$797 millones) obtenido durante los primeros nueve meses de 2001. En dólares, el costo variable subió sólo 5% a pesar del incremento de 20% en los embarques, y se debió a menor costo de insumos y a las estrategias de reducción de costos y mejora de eficiencias implementadas por la administración. Por otro lado, los costos fijos se incrementaron como resultado del arranque del complejo minero Las Encinas y al mayor nivel de actividad en la División Aceros Planos. El costo por tonelada fue de US$419, lo que representa una caída de 9% en comparación al costo de US$461/tonelada reportado en 2001. Del incremento de US$42/tonelada, US$39 se relacionaron a reducciones en el costo variable y US$14 a un mejor prorrateo de costos fijos. El beneficio en 2001 generado por la venta de la cobertura de gas natural en 3T01 fue de US$11/tonelada.

GASTOS DE OPERACIÓN

Los gastos de operación en 3T02 fueron de Ps.295 millones (US$30 millones), cifra 6% superior a la de Ps.278 millones (US$29 millones) obtenida durante el trimestre anterior, y también 3% mayor a la de Ps.285 millones (US$29 millones) registrada en 3T01. En este trimestre, los gastos de operación representaron 8.0% del ingreso total, nivel inferior al de 8.4% y 9.3% reportados en 2T02 y 3T01, respectivamente.

Durante los nueve meses terminados el 30 de septiembre de 2002 Hylsamex reportó gastos de operación de Ps.840 millones (US$87 millones), 5% más que los gastos por Ps.803 millones (US$81 millones) registrados en el período comparable de 2001. Como en la comparación trimestral, el incremento en este rubro se debió al crecimiento en volumen de ventas y a mayores gastos por fletes. El margen de gastos de operación a ingreso total fue de 8.6% en 2002, nivel inferior que el de 8.9% reportado en los primeros nueve meses de 2001.

FLUJO DE OPERACIÓN

Hylsamex reportó un EBITDA de Ps.640 millones (US$64 millones) durante el tercer trimestre de 2002, 28% superior al de Ps.500 millones (US$52 millones) reportado en 2T02 y también 20% mayor que el de Ps.533 millones (US$55 millones) obtenido en el mismo período de 2001. El incremento en embarques en este trimestre, complementado con mejores precios de venta y una disminución

en el costo por tonelada, explica el incremento contra el trimestre anterior. En la comparación contra el tercer trimestre de 2001, el crecimiento en EBITDA se debió a una reducción en los costos, ya que el cambio en la mezcla de ventas impidió que los precios promedios subieran. La razón de EBITDA a ingreso total fue de 17.4% en 3T02, mayor que la de 15.0% obtenida en 2T02 y que la de 17.3% reportada en 3T01 (que hubiese sido de 11.0% sin tomar en cuenta la partida extraordinaria de reducción de costo en 3T01). En este trimestre, el margen de EBITDA es el más alto de los últimos ocho trimestres.

A la fecha, el flujo de operación totalizó Ps.1,419 millones (US$146 millones), 18% superior a la gene-ración de Ps.1,202 millones (US$121 millones, de los cuales US$20 millones fueron ganancias de la venta de la cobertura de gas natural) registrada al 30 de septiembre de 2001. El margen de EBITDA acumulado en 2002 ascendió a 14.5% en comparación al de 13.4% (11.2% sin la partida extraordinaria antes mencionada) obtenido en los primeros nueve meses de 2001.

RESULTADO INTEGRAL DE FINANCIAMIENTO

Hylsamex registró una pérdida financiera neta de Ps.272 millones (US$28 millones) durante el tercer trimestre de 2002, comparada con la pérdida de Ps.1,121 millones (US$115 millones) incurrida durante el trimestre anterior y la pérdida por Ps.725 millones (US$74 millones) obtenida en 3T01. La depreciación de 2.1% del peso durante este trimestre propició una pérdida por fluctuaciones cambiarias.

Durante los primeros nueve meses de 2002, la pérdida financiera neta ascendió a Ps.1,342 millones (US$138 millones), en comparación con la pérdida de Ps.650 millones (US$66 millones) obtenidas en el mismo período de 2001. La mayoría de la pérdida financiera durante 2002 se debió a la depreciación de 11.2% del peso en lo que va del año.

UTILIDAD (PÉRDIDA) NETA CONSOLIDADA

La pérdida neta consolidada en el tercer trimestre de 2002 ascendió a Ps.25 millones (US$3 millones), comparada con la pérdida de Ps.440 millones (US$46 millones) registrada en el trimestre anterior y la pérdida de Ps.440 millones (US$45 millones) obtenida en 3T01. La pérdida neta acumulada totalizó Ps.738 millones (US$78 millones) comparada con la pérdida neta de Ps.690 millones (US$69 millones) obtenidos en el mismo período del 2001.

DEUDA NETA

En el tercer trimestre de 2002, Hylsamex registró una deuda neta de caja de US$1,073 millones, lo que implica una disminución de US$219 millones de la deuda neta reportada al 30 de junio de 2002 de US$1,292 millones, antes de que terminara el proceso de reestructura de Hylsa y de Hylsamex. A continuación se muestran los cambios más relevantes en el nivel de deuda:

DEUDA TOTAL AL 30 DE JUNIO DE 2002	1,330
Efecto de la reestructura	-279
Capitalización de Bancos	-7

Flujo de efectivo (EBITDA)	-64
Requisición de capital de trabajo	64
Intereses pagados	55
Impuestos pagados	8
Inversiones en activo fijo	8
Cambio en balance de efectivo	35
Otros	-4
DEUDA TOTAL AL 30 DE SEPTIEMBRE DE 2002	1,146
Balance de efectivo	73
DEUDA NETA AL 30 DE SEPTIEMBRE DE 2002	1,073

EFECTOS DE LA REESTRUCTURA. El efecto neto en la deuda de Hylsamex, después de la reestructura, fue equivalente a una reducción de deuda de US$279 millones compuesta principalmente por:
* US$92 millones de deuda capitalizada por Alfa –incluyendo intereses– que se generó en 2001 y principios de 2002
* US$160 millones de deuda bancaria de Hylsa, recomprada por Alfa con descuento
* US$25 millones de la línea de liquidez otorgada a Hylsa por Alfa
* US$7 millones de capitalización de un banco acreedor.

CAPITAL DE TRABAJO. El incremento en el capital de trabajo en este trimestre se debió a lo siguiente:
* INCREMENTO EN NIVEL DE INVENTARIOS. Antes de que terminara la reestructura de Hylsa, los inventarios se mantuvieron a niveles bajos debido a restricciones en la liquidez. En este trimestre, la Compañía incrementó su nivel de producción, generando niveles de inventarios más altos. En octubre de programó un paro por mantenimiento en una de las instalaciones de reducción de hierro en Monterrey (Planta "3M"), con una duración de 21 días. Para poder sostener los niveles de producción, se incrementaron los inventarios de materias primas en este trimestre, particularmente de chatarra.
* EFECTOS DE LA REESTRUCTURA EN EL CAPITAL DE TRABAJO. Conforme al acuerdo de reestructura, los pagos a la holding se documentarán como deuda subordinada. En los trimestres anteriores al cierre de la reestructura, estos pagos se reconocieron en el rubro de proveedores y cuentas por pagar; sin embargo durante 3T02, al crear la partida de deuda subordinada se creó una requisición en el capital de trabajo. También, otras deudas se capitalizaron.
* INCREMENTO EN CUENTAS POR COBRAR. El incremento en cuentas por cobrar resultó de la mayor actividad durante este trimestre, aunque no se incrementaron los días de cartera.
* REDUCCIÓN EN PROVEEDORES Y CUENTAS POR PAGAR. Los recursos de liquidez adicionales en este trimestre, como resultado de la reestructura, y el incremento en generación de flujo de efectivo permitieron una reducción en esta partida.

INTERESES. El monto total de intereses pagados en este trimestre incluye un pago de US$37 millones realizado por Hylsa al momento del cierre de su reestructura.

LIQUIDEZ
Hylsamex terminó el tercer trimestre de 2002 con un balance de efectivo de US$73 millones, comparado con el de US$38 millones registrado al 30 de junio de 2002. El incremento en la caja se observó al nivel de Galvak, cuyas reservas de efectivo incluyen recursos sobrantes de los créditos nuevos por US$150 millones utilizados para repagar US$110 millones de deuda y para

fondear la expansión de capacidad en las líneas de productos recubiertos. La línea de liquidez de US$25 millones otorgada por Alfa a Hylsa se utilizó en su totalidad al 26 de julio de este año, cuando Hylsa pagó los intereses acumulados de su deuda bancaria, del Bono 2007 y de los Pagarés a Mediano Plazo. Al 30 de septiembre de 2002, Hylsa, S.A. de C.V. había utilizado US$26 millones de la línea revolvente a 30 meses otorgada por los bancos que participaron en su reestructura.

PARTICIPACIÓN EN RESULTADOS DE COMPAÑÍAS ASOCIADAS

La información de Sidor y Amazonia contenida en este reporte es preliminar. Como se explica más adelante, la situación financiera de Sidor y Amazonia está sujeta a cambios como resultado de proceso actual de reestructuración, que pudieran resultar en ajustes potenciales desfavorables.

Durante el tercer trimestre de 2002, Hylsamex registró una pérdida de Ps.408 millones (US$40 millones) por concepto de su participación minoritaria en los resultados de Amazonia (Sidor).

La pérdida neta del 3T02 fue originada principalmente por el reconocimiento de una reserva por US$107 millones, calculada con base en un evaluación del valor de su inversión en Sidor hecho con base en un análisis de flujos de efectivo descontados. Del total reservado por Amazonia, Hylsamex reconoció US$39 millones con base en el porcentaje de propiedad que tiene de esta compañía asociada.

Después de que la reserva fue hecha por Amazonia y reconocida por Hylsamex a través del método de participación, la reserva creada por Hylsamex en el 1T02, por US$43 millones, que tenía el mismo objeto, ya no era necesaria. Por lo tanto, se acreditó al estado de resultados una partida extraordinaria de la misma cantidad, dando reversa al cargo efectuado en 1T02.

El volumen de ventas en 3T02 fue 906,900 toneladas, superior en 7% a las 851,500 toneladas vendidas durante 2T02 y también 13% superior a las vendidas en 3T01. Los embarques en el mercado venezolano se incrementaron 13% con respecto a 2T02, pero disminuyeron 6% con respecto a 3T01. El porcentaje de exportación en 3T02 alcanzó 71%, muy similar al obtenido en 2T02 de 73%, y superior al 65% obtenido en 3T01. El volumen de ventas acumulado de enero a septiembre de 2002 totalizó 2,575,700 toneladas, incrementándose 21% sobre el obtenido en 2001. En esta comparación, los embarques al mercado domestico disminuyeron 21% mientras que los dirigidos al mercado de exportación aumentaron 53%. El porcentaje de exportación por los primeros nueve meses de 2002 fue de 71% comparado con el 56% registrado en el mismo período de 2001.

Los ingresos de Sidor en el trimestre totalizaron US$268 millones, nivel 23% superior al de US$217 millones registrado durante 2T02 y también 22% más que los US$220 millones registrados en 3T01. El precio promedio en 3T02 fue de US$296/ton, superior en 15% al de 2T02, con un incremento relevante de 21% en los precios de exportación. Los ingresos acumulados de Sidor se incrementaron 11%, de US$612 millones en 9M01 a US$683 millones en 9M02 como resultado de los aumento en el volumen de ventas, ya que el precio promedio disminuyó 8% en el período debido a menores precios en el mercado domestico, aunque los precios de exportación se incrementaron 6%.

En forma acumulada, el EBITDA totalizó US$99 millones en 2002, 37% superior al de US$72 millones obtenido el año anterior.

A esta fecha, Hylsamex, S.A. de C.V. (la compañía tenedora) tiene una exposición adicional por US$26 millones con respecto a la garantía para el pago de la deuda que Sidor tiene con el Fondo de Inversiones de Venezuela. También se tiene una exposición adicional por US$26 millones con respecto al cumplimiento de ciertas obligaciones establecidas en el contrato de adquisición de Sidor. Hylsa Latin tiene una exposición adicional de US$235 millones como garantía para el pago de la deuda de Sidor con el Fondo de Inversiones de Venezuela. Hylsa, S.A. de C.V., la subsidiaria que produce el acero de Hylsamex, no tiene contingencias relacionadas con Amazonia o Sidor. El valor en libros de la inversión en Amazonia incluyendo el préstamo convertible en acciones es de (US$51 millones) Ps.517 millones a Septiembre 30, 2002.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

HYLSAMEX, S. A. DE C. V.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS E INDIVIDUALES
AL 30 DE SEPTIEMBRE DE 2002 COMPARATIVOS CON 2001

Millones de pesos de poder adquisitivo del 30 de septiembre de 2002
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y es líder del mercado en sus principales líneas de productos, los cuales están primariamente orientados a las industrias de la construcción, autopartes y línea blanca.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de empresas asociadas, en las cuales tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociadas son:

	% de tenencia al 30 de septiembre de (a) 2002	2001
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V. (b	100	
Hylsa Norte, S. A. de C. V. (b)	100	
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V.	51	51
Peña Servicios, S.A.deC.V.	100	100
Las Encinas, S. A. de C. V.(c)	100	100
Comercializadora Las Encinas, S. A. de C. V. (c)	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Pegi, S. A. de C. V.	52	52
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V. (d)	100	
Ferropak, S. A. de C. V. (d)	100	
Galvak, S. A. de C. V. y subsidiarias:	100	100
Galvamet Trading, Inc.	100	100
Galvacer Chile, S. A.	100	100
Ferropcion. S.A. de C.V.,(Antes Galvanet, S. A. de C. V.)	100	100
Galvacer Costa Rica, S.A.	100	
Acerex, S. A. de C. V. (e)	51	51
Acerex Servicios, S. A. de C. V.	100	100
Hylsa Latin, LLC. (Hylsa Latin) y asociadas (f):	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia)	37	37

CVG Siderúrgica del Orinoco, C. A. (Sidor) 70 70

Express Anáhuac Operadora, S. A. de C. V. (h) 100
Express Anáhuac, S. A. de C. V. (h) 100

Express Anáhuac Inmobiliaria, S. A. de C. V. (g) 100

Express Anáhuac Servicios, S. A. de C. V. (g) 100

Promotora Azteca Mexicana, S. A. de C. V. (h) 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociadas.

(b) El 30 de noviembre de 2001 los accionistas aprobaron la escisión de HYLSA. Como resultado se crearon dos nuevas empresas a las cuales se distribuyeron activos, pasivos y capital contable existentes al 31 de diciembre de 2001.

El acuerdo de escisión establece que: (a) HYLSA subsiste como entidad escindente y mantendrá la operación de las líneas de producción de aceros planos, aceros tubulares y tecnología, y (b) se incorporan dos nuevas compañías, Hylsa Puebla, S. A. de C. V. (Hylsa Puebla) e Hylsa Norte, S. A. de C. V. (Hylsa Norte) (compañías escindidas), constituidas con el propósito de operar las líneas de producción de alambrón y varilla en sus plantas de Xoxtla, Puebla y Apodaca, Nuevo Léon, respectivamente.

El 31 de diciembre de 2001, inmediatamente después de ser efectiva la escisión antes descrita, HYLSA adquirió de HYLSAMEX las acciones representativas del capital de las compañías escindidas, por lo que a partir de esa fecha las compañías escindidas son subsidiarias de HYLSA; esta operación se efectuó a crédito con base al valor contable de dichas entidades, capitalizándose en esa misma fecha los derechos de crédito correspondientes.

(c) En noviembre de 2001 los accionistas de Las Encinas, S. A. de C. V. aprobaron los siguientes acuerdos: (a) la escisión de la compañía y la creación de una nueva empresa denominada Operadora Las Encinas, S. A. de C. V. y (b) la fusión de Operadora Las Encinas, S. A. de C. V. con Comercializadora Las Encinas, S. A. de C. V., subsistiendo esta última como entidad fusionante, a la que se asignó la operación de la producción de mineral de hierro peletizado (pélet).

(d) En noviembre de 2001 los accionistas aprobaron la fusión de Ferropak, S. A. de C. V. con Ferropak Comercial, S. A. de C. V. (antes Teracor, S. A. de C. V., parte relacionada), subsistiendo ésta última como entidad fusionante.

(e) En junio de 2001 HYLSA vendió a Galvak, S. A. de C. V. (GALVAK), la totalidad de su participación accionaria en Acerex, S. A. de C. V.

(f) Amazonia es propietaria del 70.0% del capital común de Sidor, empresa venezolana.

(g) Express Anáhuac, S. A. de C. V. (EXXAN) fue subsidiaria de Promotora Azteca Mexicana, S. A. de C. V. (Promotora Azteca) hasta diciembre de 2001, fecha en que Promotora Azteca vendió sus acciones a Express Anáhuac Operadora, S. A. de C. V., entidad constituida en diciembre de 2001 por HYLSAMEX.

Previamente, en noviembre de 2001 EXXAN constituyó dos nuevas empresas: Express Anáhuac Inmobiliaria, S. A. de C. V. (EXXAN Inmobiliaria) y Express Anáhuac Servicios, S. A. de C. V. (EXXAN Servicios) (las compañías constituidas), a las que vendió sus inmuebles y equipo de transporte, respectivamente.

Posteriormente, en diciembre de 2001 EXXAN se escindió creándose Express Anáhuac Comercializadora, S. A. de C. V. (EXXAN Comercializadora), a la que transfirió las acciones de las compañías constituidas señaladas en el párrafo anterior.

(h) Promotora Azteca se fusionó en diciembre de 2001 con EXXAN Comercializadora, subsistiendo Promotora Azteca como entidad fusionante, vendiendo las acciones de EXXAN Inmobiliaria y EXXAN Servicios a HYLSAMEX.

Adicionalmente, en diciembre de 2001 Promotora Azteca se escindió creándose dos nuevas empresas: Promotora Azteca del Norte, S. A. de C. V. y Promotora Azteca del Noreste, S. A. de C. V. (compañías escindidas), subsistiendo Promotora Azteca como escindente. En ese mismo mes HYLSAMEX vendió a ALFA las acciones representativas del capital de dichas entidades.

Las transacciones a que se hace referencia en los incisos (g) y (h) anteriores, se llevaron a cabo tomando como base el valor contable de las entidades involucradas a las fechas de dichas transacciones.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros individuales de HYLSAMEX (Controladora) han sido preparados para cumplir con las disposiciones legales a las que está sujeta como entidad jurídica independiente. En estos estados financieros la inversión en acciones de subsidiarias se valúa por el método de participación (inciso d. siguiente).

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 30 de septiembre de 2002.

Los estados financieros de la subsidiaria y las asociadas extranjeras se conforman a principios de contabilidad generalmente aceptados en México. El efecto de la conversión de dichos estados financieros se registra directamente en el capital contable.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones

consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 101.239, 97.3543 y 93.2482 al 30 de septiembre de 2002, 2001 y 2000, respectivamente (2Q Jun 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se presentan a su valor de mercado.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociadas

Las acciones de empresas asociadas (véase inciso (f) en Nota 1) se registran por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras posteriores a la fecha de compra.

La información financiera de Amazonia al 30 de septiembre de 2002, incluye el reconocimiento de una reserva por US$107 millones, calculada con base en la evaluación del valor de su inversión en Sidor hecho con base en un análisis de flujos de efectivo descontados. Del total reservado por Amazonia, Hylsamex reconoció US$39 millones con base en el porcentaje de propiedad que tiene de esta compañía asociada.

Después de que la reserva fue hecha por Amazonia y reconocida por Hylsamex a través del método de participación, la reserva creada por Hylsamex en el 1T02, por US$43 millones, que tenía el mismo objeto, ya no era necesaria. Por lo tanto, se acreditó el estado de resultados una partida extraordinaria de la misma cantidad, dando reversa al cargo efectuado en el 1T02.El valor de la inversión, incluyendo los préstamos convertibles, asciende a Ps. 517 millones al 30 de septiembre de 2002.

d. Inversión en acciones de subsidiarias

En el estado de situación financiera individual de HYLSAMEX, la inversión en acciones de subsidiarias se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras posteriores a la fecha de compra.

e. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada

se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos, hasta que inician su operación normal.

f. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

g. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro

h. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de

operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido

k. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Utilidad (pérdida) integral

A partir del 1o. de enero de 2001, las empresas adoptaron las disposiciones del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (perdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral.

EFECTOS DE LA APLICACION DE LA REGLA TERCERA DE LA CIRCULAR 11-27 AL TERCER TRIMESTRE DEL 2002.
COMPARACION ENTRE EL METODO DE AJUSTES POR CAMBIOS EN EL NIVEL GENERAL DE PRECIOS CONTRA EL METODO DE INDIZACION ESPECIFICA.
EN MILES DE PESOS DE SEPTIEMBRE DEL 2002.

REF S	ORIGINAL III TRIM	EFECTOS CIRC 11-27 REGLA III	MODIFICADO III TRIM
1 ACTIVO TOTAL	28,564,200	2,893,406	31,457,606
2 ACTIVO CIRCULANTE	5,886,592		5,886,592
8 LARGO PLAZO	596,510		596,510
12 INM., PTA Y EQ(NETO)	19,762,850	2,893,406	22,656,256
18 ACTIVO DIFERIDO (NETO)	2,318,248		2,318,248

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

19 OTROS ACTIVOS	0		0
20 PASIVO TOTAL	17,435,048		17,435,048
33 CAPITAL CONTABLE	11,129,152	2,893,406	14,022,558
34 PARTICIPACION MINORITARIA	1,923,133	171,631	2,094,764
35 CAP CONT MAYORITARIO	9,206,019	2,721,775	11,927,794
45 RES NETO DEL EJERC.	(742,137)	28,034	(714,103)
R			
1 VENTAS NETAS	9,728,331		9,728,331
5 RESULTADO DE OPERACION	497,675	30,202	527,877
18 RESULTADO NETO	(737,607)	30,202	(707,405)
20 RESULTADO NETO MAYORITARIO	(742,137)	28,034	(714,103)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	10,096,197
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,281,513
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	40,683
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	55,411
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(8,925)
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 HYLSA LATIN LLC		12,831,079	0.00	108,373	517,768
9 ELIMINACIONES		1	0.00	0	(758,176)
10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,573,052**	**11,224,521**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	516,827
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**516,827**
OTRAS INVERSIONES PERMANENTES					**79,683**
TOTAL					**11,821,031**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	9,108,826	2,077,554	7,031,272	28,387,488	17,052,603	18,366,157
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**9,108,826**	**2,077,554**	**7,031,272**	**28,387,488**	**17,052,603**	**18,366,157**
ACTIVOS NO DEPRECIABLES						
TERRENOS	163,210	0	163,210	915,573	0	1,078,783
CONSTRUCCIONES EN PROCESO	109,649	0	109,649	13,276	0	122,925
OTROS	194,985	0	194,985	0	0	194,985
TOTAL NO DEPRECIABLES	**467,844**	**0**	**467,844**	**928,849**	**0**	**1,396,693**
TOTAL	**9,576,670**	**2,077,554**	**7,499,116**	**29,316,337**	**17,052,603**	**19,762,850**

OBSERVACIONES

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
ABN AMRO	20/07/2007	5.59	0	0	0	0	0	0	0	0	0	0	9,372	16,087	18,661	15,568
BANAMEX	31/03/2010	6.09	0	0	0	0	56,600	149,127	178,659	919,319	0	0	0	0	0	0
BANCOMEXT	20/07/2007	4.90	0	0	0	1	33,250	492,661	76,250	63,542	0	0	0	0	0	0
BANK OF AMERICA	20/07/2007	6.08	0	0	0	0	0	0	0	0	17,409	17,409	27,116	16,661	19,349	16,124
BANK OF MONTREAL	31/03/2010	6.10	0	0	0	0	0	0	0	0	0	0	1,300	3,576	4,742	24,498
BANORTE	31/03/2010	5.92	0	0	0	0	41,123	83,492	75,668	212,506	0	0	0	0	0	0
BARKLAYS BANK	31/03/2010	6.10	0	0	0	0	0	0	0	0	0	0	5,449	14,994	21,671	110,429
BBVA MADRID	31/03/2010	5.80	0	0	0	0	0	0	0	0	0	0	873	2,403	3,187	16,463
BBVA-BANCOMER	31/03/2010	6.03	0	0	0	0	52,005	121,996	158,816	635,889	0	0	0	0	0	0
BITAL	31/03/2010	6.01	0	0	0	0	25,355	57,444	72,814	273,350	0	0	0	0	0	0
CITIBANK	20/07/2007	5.59	0	0	0	0	0	0	0	0	0	0	24,483	42,022	48,800	40,607
COMERICA BANK	31/03/2009	5.33	0	0	5,639	16,918	22,557	22,557	5,640	0	0	0	40,283	95,066	52,051	58,604
COMMERCE BANK	31/12/2007	5.95	0	0	0	0	0	0	0	0	0	0	3,348	5,745	16,241	46,825
CREDIT AGRICOLE INDOSUEZ	20/07/2007	5.59	0	0	0	0	0	0	0	0	0	0	7,651	13,132	15,250	12,708
CREDIT SUISSE FIRST BOSTON	20/07/2007	5.59	0	0	0	0	0	0	0	0	0	0	15,301	26,264	30,500	25,417
DEKABANK	31/12/2005	5.57	0	0	0	0	0	0	0	0	0	0	1,025	2,791	759	0
DEUTSCHE BANK	31/03/2010	6.10	0	0	0	0	0	0	0	0	0	0	2,725	7,497	10,836	55,216
EXIM BANK	31/03/2010	5.80	0	0	0	0	0	0	0	0	0	0	7,901	21,739	28,831	148,943
EXPORT DEVELOPMENT CORP.	31/03/2010	5.63	0	0	0	0	0	0	0	0	0	0	16,185	28,696	33,725	42,076
FIDEICOMISO DE FOMENTO MINER	13/11/2007	5.24	0	0	2,691	8,074	10,765	10,765	10,765	12,558	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	31/03/2010	5.83	0	0	0	0	0	0	0	0	0	0	8,434	17,948	16,944	35,948
HSBC BANK	31/03/2010	6.09	0	0	0	0	0	0	0	0	0	0	5,849	14,769	16,252	82,823
HYPO-VEREINSBANK MUNICH	31/03/2010	5.80	0	0	0	0	0	0	0	0	0	0	7,103	19,545	25,920	133,906
HYPO-VEREINSBANK NY	31/03/2010	6.05	0	0	0	0	0	0	0	0	0	0	15,016	36,786	27,127	132,288
INBURSA	31/03/2010	5.87	0	0	0	0	53,029	105,852	35,102	88,838	0	0	0	0	0	0
ING	31/12/2005	5.57	0	0	0	0	0	0	0	0	0	0	1,025	2,791	759	0
JPMORGAN CHASE BANK	31/03/2010	6.07	0	0	0	0	0	0	0	0	0	0	31,325	72,949	54,257	276,667
KREDITANSTALT FUR WIEDERAFBA	31/03/2010	5.80	0	0	0	0	0	0	0	0	0	0	14,668	40,360	53,525	276,517

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
NCARIOS																
P	31/12/2005	5.57	0	0	0	0	0	0	0	0	0	0	2,050	5,582	1,519	0
HLESWING-HOLSTEIN	31/12/2005	5.57	0	0	0	0	0	0	0	0	0	0	1,025	2,791	759	0
ANDARD CHARTERED	31/03/2009	6.10	0	0	0	0	0	0	0	0	0	0	6,758	18,594	21,893	58,446
MITOMO MITSUI BANKING	31/03/2009	6.10	0	0	0	0	0	0	0	0	0	0	3,615	9,947	12,605	35,116
EST LB	31/03/2010	5.97	0	0	0	0	0	0	0	0	0	0	25,326	58,503	63,568	199,482
TAL BANCARIOS			0	0	8,330	24,993	299,684	1,043,894	613,714	2,206,002	17,409	17,409	285,206	597,238	599,751	1,844,731
LOCACIONES PRIVADAS																
IROGRAFARIOS																
ROBONO 2007	15/09/2007	9.88	0	0	0	0	0	0	0	0	0	0	0	0	0	1,413,151
ROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,636,859
GARE MEDIANO PLAZO	09/03/2007	8.75	0	0	0	0	0	0	0	706,928	0	0	0	0	0	0
TAL BURSATILES			0	0	0	0	0	0	0	706,928	0	0	0	0	0	3,050,010
OVEEDORES																
TROS PROVEEDORES	30/09/2003		1,110,388	0	295,201	0	0	0	0	0	0	0	0	0	0	0
TAL PROVEEDORES			1,110,388	0	295,201	0	0	0	0	0	0	0	0	0	0	0
TAS POR PAGAR	30/09/2003		837,821	0	121,264	0	211,290	0	0	0	0	0	0	0	0	0
TAL OTROS PASIVOS CULANTES, OTROS CREDITOS			837,821	0	121,264	0	211,290	0	0	0	0	0	0	0	0	0
			1,948,209	0	424,795	24,993	510,974	1,043,894	613,714	2,912,930	17,409	17,409	285,206	597,238	599,751	4,894,741

SERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	173,686	1,765,813	0	0	1,765,813
OTROS	5,710	58,052	0	0	58,052
TOTAL	**179,396**	**1,823,865**			**1,823,865**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	217,859	2,214,907	0	0	2,214,907
INVERSIONES	995	10,116	0	0	10,116
OTROS	59,668	606,627	0	0	606,627
TOTAL	**278,522**	**2,831,650**			**2,831,650**
SALDO NETO	**(99,126)**	**(1,007,785)**			**(1,007,785)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**171,572**	**1,744,321**	0	0	**1,744,321**
PASIVO	**1,174,710**	**11,942,922**			**11,942,922**
CORTO PLAZO	47,653	484,474	0	0	484,474
LARGO PLAZO	1,127,057	11,458,448	0	0	11,458,448
SALDO NETO	**(1,003,138)**	**(10,198,601)**			**(10,198,601)**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,014,272	15,172,181	(12,157,910)	0.01	112,232
FEBRERO	2,899,973	15,092,502	(12,192,529)	0.00	(7,838)
MARZO	2,936,431	15,116,849	(12,180,418)	0.01	62,305
ABRIL	3,025,997	15,158,000	(12,132,003)	0.01	66,271
MAYO	3,037,125	15,465,545	(12,428,420)	0.00	25,190
JUNIO	3,219,505	15,948,055	(12,728,550)	0.00	62,061
JULIO	3,434,267	16,417,225	12,982,999	0.00	37,270
AGOSTO	3,913,155	14,227,242	10,314,087	0.00	39,217
SEPTIEMBRE	4,015,616	14,378,495	10,362,880	0.01	67,379
ACTUALIZACION:	0	0	0	0.00	(33,495)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**430,592**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	9.15
ELECTRODOS	UCAR CARBON MEXICANA				1.00
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.85
ALEACIONES	CIA. MINERA AUTLAN				2.65
ZINC	PEÑOLES				1.88
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.17
CAL	REGIO CAL				1.11
ARRABIO					0.18
BRIQUETA					0.23

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		* MARCAS	CLIENTES
PLANOS			978	5,723,208			
NO PLANOS			691	1,994,735			
OTROS				86,511			
TOTAL				7,804,454			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			373	1,799,537			
NO PLANOS			30	72,214			
OTROS				52,126			
TOTAL				1,923,877			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** 258,077

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094
(En Unidades)

[X] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA
(Información del año actual)

SALDO DE CUFIN AL 30 DE SEPTIEMBRE DE 2002 268,245

Número de acciones en circulación a la misma fecha de la CUFIN : 506,340,463
(En Unidades)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

CLAVE DE COTIZACION HYLSAMX TRIMESTRE: 3 AÑO: 2002

RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** 0

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) 243,756,094

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 30 DE SEPTIEMBRE DE 2002

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **30** DE SEPTIEMBRE DE 2002 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) 506,340,463

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2001 (Antes de UFIN reinvertida del ejercicio anterior 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) 243,756,094

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	506,340,463			506,340,463	4,975,129	
TOTAL			**506,340,463**	**0**	**0**	**506,340,463**	**4,975,129**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
506,340,463

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.16
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **30** DE **SEPTIEMBRE** DE **2002** Y **2001** , FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. GERARDO A. GONZALEZ V.
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, A 11 DE MARZO DE 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 11/03/200: 15:29

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HYLSAMEX, S.A. DE C.V.
DO MICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 2828
FAX: 01 81 8865 1210 **AUTOMATICO:** X
E-MAIL: webmaster@hylsamex.com.mx
DIRECCION DE INTERNET www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HYL930427BY1
DOMICILIO AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE: ING. DIONISIO GARZA MEDINA
DOMICILIO: GOMEZ MORIN 1111
COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1111
FAX: 01 81 8748 2552
E-MAIL: dgarzam@alfa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: FECHA: 11/03/200: 15:29

TELEFONO:	01 81 8865 1701
FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA
NOMBRE:	C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1236
FAX:	01 81 8865 1210
E-MAIL:	shmartinez@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: FECHA: 11/03/200: 15:29

COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1368
FAX: 01 81 8748 2514
E-MAIL: leopoldo@alfa.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: NA
NOMBRE: NA NA·NA NA
DOMICILIO: NA
COLONIA: NA
C. POSTAL: 00
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: NA
FAX: NA
E-MAIL: NA

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE: C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1224
FAX: 01 81 8331 1885
E-MAIL: mgutierrez@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: **HYLSAMEX, S.A. DE C.V.**

TRIMESTRE: AÑO:

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

---

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$ (7,396,411)
IMPUESTO DIFERIDO EN CAPITAL	90,005
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,433,493
TOTAL	$ (4,872,915)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS

Hylsamex S.A. de C.V.
File No. 82-4252

EXHIBIT 11

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

misora: HYLSAMEX, S.A. DE C.V..

Hylsamex Fourth Quarter 2002 Financial Statements delivered to Mexican Stock Exchange

suario: GERARDO ANTONIO GONZALEZ VILL

ombre del sobre: Hylsamex.ens

ongitud del sobre: 65728 bytes.

echa de recepcion: Mar 10 2003 4:46:01:640PM.

olio de recepcion: 19417.

os Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
ssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

os Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2002 Y 2001
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**28,534,872**	**100**	**27,684,817**	**100**
2	**ACTIVO CIRCULANTE**	**5,924,956**	**21**	**4,634,755**	**17**
3	EFECTIVO E INVERSIONES TEMPORALES	582,386	2	385,260	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	2,058,482	7	1,678,366	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	794,338	3	467,236	2
6	INVENTARIOS	2,489,750	9	2,103,893	8
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**457,310**	**2**	**650,164**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	414,642	1	569,343	2
11	OTRAS INVERSIONES	42,668	0	80,821	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**19,703,687**	**69**	**19,969,403**	**72**
13	INMUEBLES	1,080,360	4	1,115,214	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	36,253,253	127	36,523,986	132
15	OTROS EQUIPOS	191,412	1	196,717	1
16	DEPRECIACION ACUMULADA	17,986,096	63	17,974,663	65
17	CONSTRUCCIONES EN PROCESO	164,758	1	108,149	0
18	**ACTIVO DIFERIDO (NETO)**	**2,448,919**	**9**	**2,430,495**	**9**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**17,784,212**	**100**	**18,928,559**	**100**
21	**PASIVO CIRCULANTE**	**2,712,561**	**15**	**6,806,897**	**36**
22	PROVEEDORES	1,271,311	7	1,143,786	6
23	CREDITOS BANCARIOS	159,364	1	3,943,587	21
24	CREDITOS BURSATILES	0	0	179,727	1
25	IMPUESTOS POR PAGAR	86,111	0	166,911	1
26	OTROS PASIVOS CIRCULANTES	1,195,775	7	1,372,886	7
27	**PASIVO A LARGO PLAZO**	**11,433,700**	**64**	**8,326,944**	**44**
28	CREDITOS BANCARIOS	7,365,406	41	3,546,569	19
29	CREDITOS BURSATILES	3,813,849	21	4,780,256	25
30	OTROS CREDITOS	254,445	1	119	0
31	**CREDITOS DIFERIDOS**	**3,637,951**	**20**	**3,794,718**	**20**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**10,750,660**	**100**	**8,756,258**	**100**
34	**PARTICIPACION MINORITARIA**	**1,772,787**	**16**	**1,955,150**	**22**
35	**CAPITAL CONTABLE MAYORITARIO**	**8,977,873**	**84**	**6,801,108**	**78**
36	**CAPITAL CONTRIBUIDO**	**5,644,661**	**53**	**2,994,176**	**34**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	4,975,129	46	2,393,924	27
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	669,532	6	600,252	7
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**3,333,212**	**31**	**3,806,932**	**43**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,420,161	88	8,577,570	98
43	RESERVA PARA RECOMPRA DE ACCIONES	0	0	1,013,127	12
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(5,355,825)	(50)	(3,112,101)	(36)
45	**RESULTADO NETO DEL EJERCICIO**	(731,124)	(7)	(2,671,664)	(31)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**582,386**	**100**	**385,260**	**100**
46	EFECTIVO	88,403	15	140,095	36
47	INVERSIONES TEMPORALES	493,983	85	245,165	64
18	**CARGOS DIFERIDOS**	**2,448,919**	**100**	**2,430,495**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,702,202	70	1,793,072	74
49	CREDITO MERCANTIL	33,680	1	13,795	1
50	IMPUESTOS DIFERIDOS	416,998	17	308,660	13
51	OTROS	296,039	12	314,968	13
21	**PASIVO CIRCULANTE**	**2,712,561**	**100**	**6,806,897**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	566,187	21	3,949,736	58
53	PASIVOS EN MONEDA NACIONAL	2,146,374	79	2,857,161	42
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**179,727**	**100**
54	PAPEL COMERCIAL	0	0	179,727	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,195,775**	**100**	**1,372,886**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	75,430	6	115,693	8
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,120,345	94	1,257,193	92
27	**PASIVO A LARGO PLAZO**	**11,433,700**	**100**	**8,326,944**	**100**
59	PASIVO EN MONEDA EXTRANJERA	11,433,700	100	7,557,791	91
60	PASIVO EN MONEDA NACIONAL	0	0	769,153	9
29	**CREDITOS BURSATILES LARGO PLAZO**	**3,813,849**	**100**	**4,780,256**	**100**
61	OBLIGACIONES	3,093,750	81	4,074,162	85
62	PAGARE DE MEDIANO PLAZO	720,099	19	706,094	15
30	**OTROS CREDITOS**	**254,445**	**100**	**119**	**100**
63	OTROS CREDITOS CON COSTO	254,445	100	119	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,637,951**	**100**	**3,794,718**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,504,936	69	2,753,269	73
67	OTROS	1,133,015	31	1,041,449	27
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(5,355,825)**	**100**	**(3,112,101)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(5,355,825)	(100)	(3,112,101)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2002**

ESTADO DE SITUACION FINANCIERA
OTROS CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	3,212,395	(2,172,142)
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,133,015	1,041,449
74	NUMERO DE FUNCIONARIOS (*)	197	200
75	NUMERO DE EMPLEADOS (*)	2,610	2,590
76	NUMERO DE OBREROS (*)	4,400	4,181
77	NUMERO DE ACCIONES EN CIRCULACION (*)	506,340,463	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2002 Y 2001
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**13,480,877**	**100**	**12,181,375**	**100**
2	COSTO DE VENTAS	11,605,151	86	10,802,865	89
3	**RESULTADO BRUTO**	**1,875,726**	**14**	**1,378,510**	**11**
4	GASTOS DE OPERACION	1,147,817	9	1,097,658	9
5	**RESULTADO DE OPERACION**	**727,909**	**5**	**280,852**	**2**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,602,831	12	475,457	4
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(874,922)**	**(6)**	**(194,605)**	**(2)**
8	OTRAS OPERACIONES FINANCIERAS	436,869	3	341,974	3
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(1,311,791)**	**(10)**	**(536,579)**	**(4)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(507,502)	(4)	1,286,798	11
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(804,289)**	**(6)**	**(1,823,377)**	**(15)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(93,979)	(1)	(859,624)	(7)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(898,268)**	**(7)**	**(2,683,001)**	**(22)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(898,268)**	**(7)**	**(2,683,001)**	**(22)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(898,268)**	**(7)**	**(2,683,001)**	**(22)**
19	PARTICIPACION MINORITARIA	(167,144)	(1)	(11,337)	0
20	**RESULTADO NETO MAYORITARIO**	**(731,124)**	**(5)**	**(2,671,664)**	**(22)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**13,480,877**	**100**	**12,181,375**	**100**
21	NACIONALES	10,639,158	79	10,472,221	86
22	EXTRANJERAS	2,841,719	21	1,709,154	14
23	CONVERSION EN DOLARES (***)	253,385	2	158,049	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,602,831**	**100**	**475,457**	**100**
24	INTERESES PAGADOS	1,188,744	74	1,556,315	327
25	PERDIDA EN CAMBIOS	1,317,429	82	(522,616)	(110)
26	INTERESES GANADOS	109,352	7	101,636	21
27	GANANCIA EN CAMBIOS	200,770	13	(33,492)	(7)
28	RESULTADO POR POSICION MONETARIA	(593,220)	(37)	(490,098)	(103)
8	**OTRAS OPERACIONES FINANCIERAS**	**436,869**	**100**	**341,974**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	436,869	100	341,974	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(507,502)**	**100**	**1,286,798**	**100**
32	I.S.R.	(527,912)	(104)	1,267,192	98
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	20,410	4	19,606	2
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
36	VENTAS TOTALES	0	0
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	13,480,877	12,181,375
39	RESULTADO DE OPERACION (**)	727,909	280,852
40	RESULTADO NETO MAYORITARIO (**)	(731,124)	(2,671,664)
41	RESULTADO NETO (**)	(898,268)	(2,683,001)

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2002**

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2002 Y 2001
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(898,268)**	**(2,683,001)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,101,127	2,624,521
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**202,859**	**(58,480)**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(1,448,105)	2,165,163
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**(1,245,246)**	**2,106,683**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(872,946)	(2,767,068)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	2,607,388	(98,935)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**1,734,442**	**(2,866,003)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(292,072)**	**(258,257)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	197,124	(1,017,577)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	385,262	1,402,837
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	582,386	385,260

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,101,127**	**2,624,521**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,239,950	1,276,571
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	109,815	175,987
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(248,638)	1,171,963
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(1,448,105)**	**2,165,163**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(384,526)	(49,050)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(526,149)	708,913
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(407,409)	911,836
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	336,918	(48,119)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(466,939)	641,583
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(872,946)**	**(2,767,068)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	38,332	257,103
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	9,753,569	38,920
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	23,465	130,424
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(8,357,971)	(2,310,623)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(2,560,837)	(745,367)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	230,496	(137,525)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**2,607,388**	**(98,935)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	2,607,388	(98,935)
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(292,072)**	**(258,257)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	9,118
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(207,606)	(222,994)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(84,466)	(44,381)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(6.66)	%	(22.03)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(8.14)	%	(39.28)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(3.15)	%	(9.69)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(66.04)	%	(18.27)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.47	veces	0.44	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.68	veces	0.61	veces
8	ROTACION DE INVENTARIOS (**)	4.66	veces	5.13	veces
9	DIAS DE VENTAS POR COBRAR	48	días	43	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.19	%	12.39	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	62.32	%	68.37	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.65	veces	2.16	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	67.47	%	60.79	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	58.03	%	41.70	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.61	veces	0.18	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.76	veces	0.64	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.18	veces	0.68	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.27	veces	0.37	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.33	veces	0.24	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	21.47	%	5.66	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	1.50	%	(0.48)	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(10.74)	%	17.77	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(1.05)	veces	1.35	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(50.33)	%	96.55	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	150.33	%	3.45	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	71.08	%	86.35	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	S (1.44)	S (10.96)
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	S .00	S .00
3	UTILIDAD DILUIDA POR ACCION (**)	S .00	S .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	S (1.44)	S (10.96)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	S .00	S .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	S .00	S .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	S .00	S .00
8	VALOR EN LIBROS POR ACCION	S 17.73	S 27.90
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	S .00	S .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.34 veces	.19 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	(4.22)veces	.48 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

Seguimiento sobre una excepción de los auditores externos a los Estados Financieros Dictaminados de 2001 y su eliminación

En los estados financieros de Hylsamex relativos a 2001, se incluyó una excepción en el dictamen de los auditores externos, referente a que no se emitieron con oportunidad los estados financieros dictaminados de Consorcio Siderúrgica Amazonia, LTD, (Amazonia) empresa controladora de Siderúrgica del Orinoco (Sidor) y asociada de Hylsamex.

Anticipando un posible castigo por deterioro sobre los activos de Sidor en el ejercicio de 2001, Hylsamex creó una reserva de valuación en sus estados financieros del primer trimestre de 2002. En el tercer trimestre y una vez emitidos los estados financieros dictaminados de Sidor y Amazonia de 2001 y también habiendo terminado la reestructuración financiera de Hylsamex e Hylsa. Hylsamex eliminó la mencionada reserva, reconociendo el castigo real incorporado en Amazonia.

De esta manera y dado que el castigo por deterioro de activos de Sidor se reconoció en los estados financieros de Amazonia en 2001, los estados financieros de Hylsamex correspondientes a 2002 y 2001 están ahora preparados como si la información definitiva sobre dicho castigo se hubiese conocido desde el cuarto trimestre de 2001, tal y como lo establecen los principios contables.

Este ajuste sólo afecta a la "Inversión en Acciones de Subsidiarias y Asociadas no consolidadas", en el estado de situación financiera y a las partidas, "Otras operaciones financieras" y "Participación en los resultados de subsidiarias y asociadas no consolidadas". Nótese que las dos partidas ajustadas que afectan al estado de resultados, ocurren después de la "Utilidad de operación" y el "Costo integral de financiamiento", por lo que las cifras de EBITDA reportadas con anterioridad permanecen sin cambio.

Así, la información trimestral originalmente reportada y ahora ajustada, del cuarto trimestre de 2001 al cuarto trimestre del 2002, queda como sigue en millones de pesos:

	S10:		R08:		R12:	
	ORIGINAL	AJUSTADA	ORIGINAL	AJUSTADA	ORIGINAL	AJUSTADA
4T01	1,028	650	(96)	(96)	(261)	(639)
1T02	488	527	(444)	(36)	(533)	(126)
2T02	593	636	(31)	(31)	166	166
3T02	606	606	306	(102)	(8)	(11)
4T02	457	457	(268)	(268)	(123)	(123)
2001	1,028	650	(342)	(342)	(482)	(860)
2002	457	457	(437)	(437)	(498)	(94)

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS:	$	(7,919,855)
IMPUESTO DIFERIDO EN CAPITAL		90,704

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL		2,473,326

TOTAL	$	(5,355,825)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

Carta de Accionistas
los resultados de Hylsamex en 2002 registraron una mejoría substancial respecto del año anterior. Esto, gracias a un entorno económico más propicio que alentó la recuperación de los precios internacionales del acero, así como a los esfuerzos de la empresa en favor de la productividad y la competitividad.

En julio, Hylsamex concluyó con éxito los procesos de refinanciamiento de las deudas de sus subsidiarias Hylsa y Galvak, lo cual le permitió recuperar flexibilidad financiera, retomar su estrategia de negocios y poder vislumbrar un futuro más promisorio.

Debemos destacar que la capacidad y el esfuerzo del personal contribuyeron de manera decisiva a la obtención de estos
resultados.

Entorno Siderúrgico Mundial
En 2002, la situación de la industria siderúrgica mundial mejoró con relación al 2001, al repuntar los precios internacionales de los productos de acero. Influyeron también el aumento de la demanda, alentada por el incipiente crecimiento económico,

la disminución de la oferta y las acciones legales adoptadas por algunos países contra el comercio en condiciones desleales.

Debido a la mejoría general del entorno, la industria siderúrgica nacional se vio beneficiada. Así, a partir del segundo
semestre los precios de los productos siderúrgicos mexicanos repuntaron siguiendo a los internacionales, haciéndose a su vez más atractivo el mercado de exportación. Durante el año, la demanda doméstica creció 6%, la producción de acero líquido se incrementó 6% y la de productos laminados 4%.

El gobierno mexicano mantuvo el aumento de aranceles a ciertos productos de acero, ampliando su vigencia un año más a partir de septiembre de 2002. Estas medidas se tradujeron en una reducción del comercio desleal, en particular del proveniente de países con los cuales México no tiene acuerdos comerciales. Sin embargo, el volumen de las importaciones continuó siendo importante, llegando a representar el 28% del consumo nacional en comparación con 27% el año anterior.

Operaciones
En 2002, el volumen de ventas total de Hylsamex ascendió a 2.8 millones de toneladas, superando en 19% al del año anterior. Los embarques destinados al mercado nacional se elevaron a 2.2 millones de toneladas, lo que equivale a un aumento de 9% con respecto a 2001. Las exportaciones se incrementaron 80%, al pasar de 323 mil toneladas en el año anterior, a 582 mil toneladas en 2002, representando el 21% de las ventas totales y generando ingresos por US$ 284 millones.

En las empresas de Hylsamex continuaron las campañas permanentes de ahorro en costos y gastos, lo cual se reflejó en una reducción de 11% en los costos variables por tonelada a pesar de haberse registrado incrementos en algunos insumos de producción.
Por lo que se refiere a la administración del capital en trabajo, se lograron también avances notables en el manejo de cuentas por cobrar, proveedores e

inventarios, registrándose una disminución de 22 días en promedio.

En lo que respecta a la calidad, otra de las características que distinguen a las empresas de Hylsamex, cabe destacar que Galvak se hizo merecedora al Premio Nacional de Calidad 2002, el cual fue entregado por el Presidente Vicente Fox Quesada.

HYL -la División Tecnología de Hylsamex- y su socio alemán Ferrostaal AG concluyeron con éxito un innovador diseño de mini-plantas de reducción directa, adaptables con grandes ventajas al uso creciente de hornos de arco eléctrico en la industria siderúrgica. Se trata de unidades modulares, con tecnología de vanguardia y capacidad de entre 300 mil y 450 mil toneladas anuales, que requieren una inversión menor al tipo de planta tradicional.

Finanzas
Cabe destacar que los resultados financieros de Hylsamex durante 2002 fueron satisfactorios, debido al entorno más favorable de la industria, así como a los renovados esfuerzos internos enfocados a mejorar la productividad y la competitividad.

Debido al incremento en el volumen de ventas y a la mejoría de los precios registrada durante el año, los ingresos de Hylsamex ascendieron a 13,481 millones, 11% más que en 2001; la utilidad de operación llegó a 728 millones, creciendo 159%; en tanto que la generación de flujo fue de 1,968 millones, cifra superior en 26% a la del año anterior.

De acuerdo con la estrategia seguida en los últimos años, las inversiones en activos fijos se destinaron primordialmente a mantener las instalaciones y los equipos en condiciones óptimas, así como a incrementar la capacidad de producción en algunas líneas de Galvak. El monto total erogado en el año fue por US$ 21 millones.

Uno de los logros más relevantes de Hylsamex en 2002 fue el acuerdo satisfactorio a que llegó con sus acreedores en lo referente al refinanciamiento de su deuda, por medio del cual recuperó flexibilidad financiera. Como resultado de este proceso, se logró reducir la deuda de Hylsa en 38% y ampliar sus períodos de amortización. Galvak, por su parte, obtuvo dos nuevos financiamientos a largo plazo por un monto de US$ 150 millones, permitiéndole refinanciar su deuda y contar con recursos suficientes para crecer en los próximos años. En total, la deuda consolidada de Hylsamex se redujo en 21%, y su capital se incrementó en US$ 263 millones.

El proceso de refinanciamiento propició una mejoría substancial en la estructura financiera de Hylsamex con respecto del año anterior. Por ejemplo, la cobertura de intereses aumentó de 1.1 a 1.8 veces, mientras que la razón de deuda neta de caja a flujo de efectivo se redujo de 8.5 a 5.5 veces.

Estrategia
Además de los importantes esfuerzos realizados en ahorro, productividad y calidad, Hylsamex implementó a lo largo del año
otras acciones orientadas a mantener su posición competitiva y su liderazgo comercial.

En lo referente a costos y gastos se optimizó el consumo de materias primas.

Así, ante el aumento del costo de la chatarra, debido al repunte de la demanda y de los precios del acero, la empresa utilizó más hierro de reducción directa en la carga metálica de sus hornos, hasta representar el 57% de la misma, en comparación al 44% de un año antes.

Por lo que se refiere al gas natural, se continuó con el convenio firmado con Pemex que estará vigente hasta diciembre de 2003, y con el programa de derivados financieros que generó ahorros por US$ 2.5 millones en el año.

En materia de comercialización, la empresa siguió avanzando en su enfoque hacia los productos de mayor valor agregado, logrando incrementar el porcentaje de participación de estos productos en las ventas totales, de 63% en 2001 a 65% en 2002. Particularmente, destacaron las ventas de lámina rolada fría, lámina caliente ultradelgada y productos de acero recubiertos.

Siderúrgica del Orinoco (SIDOR), la empresa asociada no consolidada con sede en Venezuela, también logró una mejoría notable en sus resultados operativos y financieros, no obstante la crítica situación económica por la que atraviesa dicho país. Su flujo de efectivo ascendió a US$ 140 millones, 149% superior al 2001.

Sin embargo, la estructura financiera de la empresa sigue siendo débil, motivo por el cual continuaron las negociaciones con los bancos acreedores y las entidades controladas por el gobierno venezolano, buscando reestructurar sus pasivos. A la fecha de este informe, se habían logrado avances importantes en dicho sentido, pero sin poder precisar fecha para la conclusión de un acuerdo definitivo.

Perspectivas

Las mejores perspectivas económicas para 2003 permiten prever que la industria del acero podrá consolidar los avances logrados a la fecha. Este entorno propiciará el fortalecimiento de los resultados operativos y financieros de Hylsamex. Sin embargo, algunos analistas opinan que la incertidumbre sobre la situación económica mundial, y sus posibles efectos tanto en México como en los Estados Unidos, podrían impactar a industrias como la siderurgia.

Independientemente de cualquier pronóstico, es un hecho que el acuerdo de reestructuración de la deuda de sus subsidiarias Hylsa y Galvak ha otorgado a Hylsamex la flexibilidad necesaria para enfocarse en el objetivo prioritario de conseguir un socio estratégico o promover la desinversión de activos no prioritarios.

La estrategia de inversiones durante los próximos años se concentrará en Galvak, donde se ha planeado incrementar la capacidad instalada para fabricar productos de mayor valor agregado.

Durante 2003, continuará la búsqueda de nuevas áreas de oportunidad en materia de costos y gastos. Con esto, Hylsamex podrá reafirmar su posición competitiva como uno de los productores de acero de más eficientes y el proveedor preferido de sus clientes.

Una vez más, el Consejo de Administración de Hylsamex agradece el apoyo y la confianza de los accionistas, clientes, proveedores e instituciones financieras, cuya participación fue determinante en los resultados obtenidos

durante el año 2002, y espera seguir contando con su colaboración para alcanzar los objetivos de la empresa.

Febrero 7 de 2003
San Nicolás de los Garza,
Nuevo León, México

Ing. Dionisio Garza Medina
Presidente del Consejo de Administración

Ing. Alejandro M. Elizondo Barragán
Director General

Operaciones
Hylsa Materias Primas
Las actividades mineras de Hylsamex registraron una notable mejoría durante el año 2002. Las Encinas reanudó las operaciones de su planta peletizadora en enero y de la mina Cerro Náhuatl en marzo. La mina Aquila se dedicó a extraer hierro en trozo y mineral magnético.

El Consorcio Minero Benito Juárez - Peña Colorada operó a capacidad todo el año.

Diversas obras de reingeniería permitieron elevar la productividad substancialmente.

Principales indicadores
Producción de pélet: 3.1 millones de toneladas, 85% superior al 2001.
Exportación de mineral concentrado: 57 mil toneladas, con valor de US$ 1.3 millones.
Venta nacional de mineral en trozo: 25 mil toneladas.

HYL Tecnología de Hylsamex
Durante el año 2002, las actividades de HYL se enfocaron a proyectos estratégicos orientados a promover la eficiencia y competitividad de las unidades productivas de Hylsamex.

En Hylsa División Aceros Planos se han logrado ahorros por más de US$ 3 millones al reducir los consumos de gas y agua; otro proyecto está orientado a generar el hidrógeno que requiere el recocido de la lámina. En Galvacer se proyecta reducir costos en galvanizado y pintado.

HYL diversificó sus servicios de asistencia técnica, los cuales presta a empresas de 9 países. Su sistema de mantenimiento preventivo en base a SAP se ha implantado ya en empresas de México, Estados Unidos y Chile. Además, colabora con la firma italiana Danieli en adiestramiento para plantas de galvanizado, y con Kawasaki de Japón en comisionamiento de plantas eléctricas.

Otras investigaciones de HYL®
Reducción del consumo de gas natural por tonelada.
Substitución parcial del gas natural con energéticos líquidos y sólidos de menor costo y mayor disponibilidad.
Producción de metal líquido similar al arrabio, que aumenta la productividad

en el horno eléctrico.

Hylsa División Aceros Planos
Los resultados de la División Aceros Planos en 2002 fueron satisfactorios, a pesar de operar en un entorno de bajo crecimiento económico.

Sus ventas totales fueron 1.6 millones de toneladas, 16% por encima del 2001. La mayor parte de los embarques –1.4 millones de toneladas– se colocaron en el mercado nacional.

Las exportaciones ascendieron a 351 mil toneladas, 2 veces más que en 2001; representando el 22% de las ventas totales.

La venta de productos de mayor valor agregado alcanzó 624 mil toneladas, 39% de las ventas totales.

Hechos relevantes
Se alcanzó el mejor nivel de productividad, con 2.7 horas-hombre por tonelada.
Se conservó la certificación QS-9000, después de una auditoría realizada en junio.
Inversiones por US$ 7.6 millones se destinaron a modernizar los sistemas de control en las Plantas 3M5 y AM2, a mejoras operativas en los molinos fríos y al mantenimiento de los equipos.

Hylsa División Alambrón y Varilla
No obstante el bajo dinamismo del sector de la construcción y la caída en los precios de los productos no planos, la División Alambrón y Varilla de Hylsamex mejoró significativamente sus resultados durante 2002.

Al normalizarse la operación del molino acabador RSM, la Planta Puebla mejoró su productividad y se consolidó como fabricante de productos de alto valor agregado, destacando los alambrones especiales para los sectores automotriz y de tornillería.

Como reconocimiento a su calidad, en diciembre se obtuvo el Certificado QS-9000. En materia ambiental, se concluyó con éxito la auditoría para recibir en 2003 la acreditación de Industria Limpia.

Principales indicadores
Producción: 907 mil toneladas, 18% superior al 2001.
Ventas: 979 mil toneladas, 27% superior al 2001.
Exportación: 2.1 veces más que el año anterior.

Galvacer
Mediante el exitoso desempeño de Galvacer durante 2002, Hylsamex continuó incrementando su presencia en el mercado de aceros procesados.

Sus ventas totales ascendieron a 716 mil toneladas de productos de alto valor agregado, 7% superiores a las de 2001. De éstas, más de 193 mil toneladas se destinaron al mercado de exportación, con un crecimiento de 32%.

Sus ingresos fueron US$ 522 millones, equivalentes al 38% del total de los obtenidos por Hylsamex.

Organización Galvacer

Esta unidad de negocios está integrada por Galvak y sus subsidiarias Galvacer Chile, Galvacer Costa Rica, Galvacer América y Ferropción, así como Hylsa División Aceros Tubulares.

Galvak
En 2002, Galvak obtuvo excelentes resultados, al lograr un récord histórico de producción y ventas y diversificar sus mercados. Sus ventas totales se incrementaron 8% y sus exportaciones 31%.

Lo anterior se reflejó en un crecimiento de su utilidad de operación del 34% con respecto al 2001, año que fue sumamente difícil.

Galvak lanzó nuevos productos para las industrias de la construcción y automotriz; e incorporó a un buen número de clientes a la metodología KanBan y a otros de sus sistemas de información operados también por internet, para optimizar los inventarios de sus productos en la bodega del usuario.

Además, abrió una nueva comercializadora en Costa Rica y consolidó las que operan en Chile y Canadá.

Reconocimientos
Premio Nacional de Calidad 2002.
Primer lugar en el Concurso Nacional de Trabajo en Equipo.
Primera empresa de Nuevo León en obtener el Certificado Bandera Blanca, por prevención de la salud.
Renovación del Certificado de Industria Limpia.
Certificación ISO-9000 a Galvamet.

Hylsa División Aceros Tubulares
Esta División tuvo un desempeño satisfactorio en 2002. Alcanzó el mayor nivel de ventas en su historia, reorientó su estrategia comercial hacia los productos de mayor valor agregado y logró un notable crecimiento del 33% en sus exportaciones.

Para lograr mayor eficiencia operativa, se instaló una línea de empaque automático, además de realizar importantes modificaciones en las áreas de galvanizado y barnizado, así como en el molino reductor para producir tubo petrolero hasta de 6 pulgadas.

Hechos relevantes
Se reestructuró la organización comercial en base a segmentos de mercado.
Se implementaron sistemas electrónicos para optimizar los procesos de compra de insumos y venta de productos.
Se impulsó la metodología de calidad y productividad Seis Sigma, promoviendo la participación de la mayor parte del personal.

Acerex
A pesar del entorno de bajo crecimiento económico y de una mayor competencia, Acerex, centro procesador de aceros planos de Hylsamex, volvió a tener resultados favorables, particularmente en el área financiera.

Aunque la empresa registró una reducción de 3% en su volumen total de ventas, logró incrementar en 61% los embarques de venta directa al mercado nacional y en 36% los de exportación.

Del volumen total vendido, el 61% correspondió al procesamiento de maquilas, mientras que las ventas directas incrementaron su participación al 39%, contra el 24% el año anterior.

Los ingresos crecieron 34% y la utilidad de operación 37%.

Ventaja competitiva
Acerex se mantiene a la vanguardia entre los procesadores mexicanos de aceros planos, al contar con la colaboración técnica y comercial de su socio Worthington Industries, líder en los Estados Unidos.

Sidor
La Siderúrgica del Orinoco (SIDOR), asociada venezolana no consolidada, registró una importante mejoría en sus resultados comerciales y financieros, gracias al incremento de sus exportaciones.

La operación de la empresa se vio afectada por paros laborales y las difíciles condiciones sociales en Venezuela, que limitaron la disponibilidad de algunas materias primas, como el gas natural.

Sus ventas totales fueron 3.3 millones de toneladas, 12% superiores al año anterior. Esto se debió a que las exportaciones —2.4 millones de toneladas— crecieron 37%, con una participación en el total vendido de 72%; muy por encima del 59% registrado en 2001.

Los embarques al mercado doméstico, afectados por la crisis económica registrada en Venezuela, disminuyeron 24% con un total de 905 mil toneladas.
Principales indicadores
Precios promedio se incrementaron 1%.
Ingreso creció 11%.
Flujo de efectivo aumentó 149%.

Análisis de la Administración Sobre los Resultados
Resumen
El siguiente reporte deberá ser leído junto con la Carta a los Accionistas, el Informe de Operaciones, los Estados Financieros Auditados y con la Información Suplementaria. La información se proporciona en pesos (Ps) de diciembre 31 de 2002. Algunas cifras se determinan en millones de dólares nominales, o en toneladas métricas.

Hylsamex concentró sus esfuerzos en mejorar sus resultados operativos y financieros durante 2002. Mientras que se registraron incrementos en el precio y la demanda de ciertos productos de acero, los mercados continuaron representando un reto para la Compañía. La demanda mejoró, pero el costo de algunos insumos variables requeridos para la producción de acero también se incrementó. El entorno de competencia fue intenso ya que las importaciones de acero al mercado mexicano siguieron representando una parte importante del consumo doméstico. En respuesta a este entorno, la administración de Hylsamex concentró sus esfuerzos en identificar recursos alternos para reducir costos y mejorar la competitividad de la Compañía. En general, los logros de Hylsamex a lo largo del año fueron satisfactorios, pero evidentemente insuficientes. Sin embargo, el nivel de incrementos en volumen de ventas, ingresos y generación de flujo de efectivo, obtenidos bajo un crecimiento económico moderado, muestra claramente el potencial de Hylsamex.

En 2002, la industria de acero global mejoró sustancialmente en comparación a 2001 como resultado de incrementos en precios de venta en todo mundo. Pero a pesar del crecimiento en este año, los precios de acero siguen siendo inferiores a los niveles de 2000. Los gobiernos del mundo reaccionaron al ambiente adverso en el mercado del acero, a través de más intervención en 2001. Cabe resaltar la imposición de mayores cuotas de importación y la investigación exhaustiva de prácticas de comercio desleal. Estos movimientos beneficiaron indirectamente a Hylsamex al permitir un nivel de precios más razonable en sus principales mercados. Adicionalmente, la racionalización de capacidad instalada en todo el mundo mejoró la relación oferta/demanda de acero. El ritmo de cierre de plantas y fusiones o adquisiciones se incrementó en todo el mundo en 2002, y aunque una parte de esta capacidad, actualmente en quiebra o reorganización, pueda continuar operando, otra parte quedará cerrada.

A mediados del año 2002 Hylsamex concluyó satisfactoriamente el refinanciamiento de la deuda de sus subsidiarias Hylsa y Galvak. Hylsamex y sus acreedores llegaron a un acuerdo en el que los accionistas de la Compañía contribuyeron con capital adicional, ya sea con aportaciones o capitalizaciones, y los bancos y tenedores de bonos consintieron extender el vencimiento de su deuda. Este proceso era un paso necesario para que Hylsamex recuperara flexibilidad financiera.

Con la reestructura se logró una disminución en la deuda consolidada de Hylsamex de 21%, mientras que Hylsa redujo su deuda en 38%. Aparte, Galvak obtuvo nuevos créditos por US$150 millones con los que refinanció US$110 millones de pasivos existentes y utilizará US$40 millones para fondear su programa de expansión. Resumiendo, la condición financiera de Hylsamex mejoró notablemente: la razón de deuda, neta de caja, a EBITDA (últimos 12 meses) cambió de 8.5 veces en 2001 a 5.5 veces en 2002, y la razón de cobertura de intereses mejoró de 1.65 veces a 2.6 veces en 2002. Al mismo tiempo, la vida ponderada de la deuda cambió de 2.5 años en 2001 a 4.7 años en 2002.

Mercado del Acero

De acuerdo a información oficial de la Cámara Nacional de Acero ("CANACERO"), el consumo de acero plano —lámina rolada en caliente y lámina rolada en frío— en México exhibió una recuperación significativa durante los primeros siete meses de 2002, alcanzando en agosto el nivel más alto de los pasados tres años como resultado de la mejora en la demanda. En general, la economía mexicana fue más dinámica en 2002 y contribuyó al aumento en demanda de acero. De esta manera, los productores domésticos pudieron aumentar el nivel de producción, e Hylsamex registró incrementos en su volumen de ventas del primer al tercer trimestre del año. Sin embargo, durante los últimos cuatro meses de 2002, la demanda doméstica contrajo su crecimiento de dos dígitos, de manera que el crecimiento en productos planos totalizó 8% y el de productos no planos creció 9% en comparación al año anterior.

Las importaciones de acero al mercado mexicano continuaron creciendo este año (tendencia en el gráfico superior), absorbiendo 24% de la demanda de productos planos, en comparación con 22% en 2001. El incremento en tarifas de importación que el Secretario de Economía anunció en septiembre de 2001 —de un promedio de 13% y 18% para productos commodity y acero recubierto, respectivamente, a 25% general— se acrecentó a 35% para en período abril-agosto de 2002, limitando las importaciones realizadas en condiciones de comercio desleal. Aunque en septiembre de 2002 las tarifas de importación

regresaron a 25%, el Secretario de Economía otorgó un año más de protección con tarifas extraordinarias. Es importante mencionar que la mezcla de importaciones –provenientes de países con los cuales México tiene tratados de libre comercio y aquellas con los que no tiene– ha cambiado, de 51%/49% en 2001, a 73%/27% en 2002.

Volumen de Ventas
Hylsamex vendió 2,777,400 toneladas de productos de acero durante los doce meses terminados en diciembre de 2002, registrando un incremento de 19% sobre el volumen de 2,343,500 toneladas vendidas en 2001. Los embarques de productos planos –que consisten de lámina caliente y fría, productos tubulares y acero recubierto– crecieron 15% o 229 mil toneladas en el año mientras que las ventas de productos no planos se incrementaron en 27% o 205 mil toneladas.

El incremento en la venta de productos planos fue posible ya que la administración de Hylsamex decidió incrementar el ritmo de producción del Molino #1 de la División Aceros Planos de Hylsa -con producción a partir de lingotes-, lo que contribuyó con aproximadamente 180 mil toneladas al volumen de ventas del año. Al cambiar parte de la producción al Molino #1, se reorganizó la producción del Molino #2 –colada continua de planchón delgado– para producir más productos planos de valor agregado, especialmente lámina caliente ultradelgada. Históricamente, el precio de este producto ha tenido mejor margen que el de la lámina caliente tradicional, y dado que Hylsamex es uno de los pocos acereros capaces de producir este producto, la administración decidió que vender la lámina caliente ultradelgada en mercados internacionales era más rentable que vender lámina caliente tradicional en algunos segmentos del mercado doméstico.

El volumen de ventas destinado al mercado doméstico totalizó 2,195,600 toneladas en 2002, incrementándose en 9% con respecto al volumen de 2,020,200 toneladas registrado en 2001. El crecimiento en este año se debió a mayores ventas de productos no plano, especialmente billet y alambrón. Los embarques de productos planos permanecieron a niveles similares a los reportados el año anterior.

Hylsamex registró el volumen de exportaciones más alto en los pasados 6 años. El volumen de ventas a mercados internacionales totalizó 581,800 toneladas en 2002, lo que representa un crecimiento sólido de 80% sobre el volumen de 323,300 toneladas exportadas en 2001. La mayor parte del incremento se debió a más ventas de la División Aceros Planos de Hylsa, incluyendo productos de valor agregado. La razón de exportaciones a ventas totales fue de 20.9% en 2002 y de 13.8% en 2001.

Ingreso
Durante los doce meses terminados el 31 de diciembre de 2002, Hylsamex generó ingresos por Ps.13,481 millones (US$1,356 millones) en comparación al ingreso de Ps.12,181 millones (US$1,211 millones) obtenido en 2001, registrando incrementos de 11% en pesos y de 12% en dólares. El ingreso por tonelada en dólares fue de US$488, disminuyendo 5% con respecto al ingreso de US$517/tonelada obtenido en 2001. El ingreso en 2002 consistió de un precio promedio ponderado de US$445/tonelada y de US$43/tonelada de contribución de otros ingresos. Es importante recordar que las cifras de ingreso por tonelada están fuertemente influenciadas por la mezcla de ventas.

En relación a los precios promedio, se presentaron ligeras disminuciones tanto

en el mercado doméstico como en el de exportación. Los precios domésticos disminuyeron 4% en promedio debido principalmente a menores precios de venta de productos no planos, especialmente los de varilla, y también al cambio en la mezcla de ventas, que estuvo influenciado por mayores ventas de productos commodity a raíz del incremento en volumen de ventas total. Sin embargo, durante el año se registraron incrementos de precio en las demás líneas de productos, fluctuando entre 2% para lámina rolada en frío y productos tubulares a 9% en productos planos commodity.

Los precios de exportación cayeron 5% en promedio como resultado del cambio en la mezcla de ventas, que este año incluyó más productos commodity que en el año anterior; hecho que impide notar los incrementos en los precios en las distintas líneas de producto —2% en productos tubulares, 8% en acero recubierto y 18% en ciertos productos planos. Los ingresos provenientes de las ventas de exportación ascendieron a US$284 millones en año, creciendo 67% en comparación al ingreso de US$170 millones reportado en 2001 como resultado del incremento en embarques.

Otros ingresos en 2002 totalizaron US$43/tonelada, lo que representa una disminución de 22% del ingreso de US$56/tonelada reportado el año anterior. Esta disminución se debió a una caída de 8% o de US$11 millones en parte relacionada a la División HYL® y a menor actividad en la compañía generadora de electricidad, propiedad de Hylsamex. La variación negativa de 8%, combinada con el incremento en volumen de ventas resultó en una cifra por tonelada menor.

La mezcla de ingresos en 2002 incluyó 65% de productos de valor agregado, en comparación con 63% reportado en 2001. En el año se registraron incrementos de 77 mil toneladas o 12% en la venta de productos planos de valor agregado —incluyendo lámina caliente ultradelgada, lámina rolada en frío, productos tubulares y acero recubierto— y de 35% o 16 mil tonelada en productos no planos — incluyendo alambrón alto carbón y barras—. También se registró un incremento significativo en otros ingresos de valor agregado provenientes del centro de servicios Acerex.

Costo de Ventas y Gastos de Operación
Costo de Ventas
El costo de ventas durante 2002 totalizó Ps.11,605 millones (US$1,169 millones), subiendo 7% con respecto al costo de Ps.10,803 millones (US$1,073 millones) obtenido durante 2001. El incremento se relacionó principalmente al crecimiento en volumen de ventas. Sin embargo, el costo por tonelada en el año, de US$421, disminuyó 8% del costo de US$458/tonelada reportado en 2001 —este número hubiese sido de US$468/tonelada sin tomar en cuenta las ganancias provenientes de la venta de una cobertura de gas natural durante el tercer trimestre de 2001, que se aplicaron como una reducción extraordinaria del costo de ventas de US$10/tonelada en ese año.

Reducción de US$31/tonelada en costos variables. Esta reducción resultó en parte del hecho de haber incremento 19% el volumen de ventas, que incluyó volumen adicional de productos commodity con costos variables menores. Por otra parte, la disminución en costos variables refleja el esfuerzo continuo por reducir costos, ya que en la comparación anual, el costo del gas natural se incrementó en 5% y el de la carga metálica en 4%. El comportamiento de los insumos principales requeridos para la producción de acero se muestra a continuación:

Insumos de Energía
Gas Natural. La referencia de gas natural en el sur de Texas bajó 25% en el año debido a los precios exageradamente altos durante el primer trimestre de 2001. El precio promedio de Hylsamex durante el año se incrementó en 5% debido al contrato a precio fijo con PEMEX, que impidió que los costos del gas natural disminuyeran más. Sin embargo, este contrato también protege contra subidas inusitadas en el precio del gas, al poner un límite superior en US$4.0/MMBtu. El precio promedio de US$3.52/MMBtu que Hylsamex pagó en el año se compuso de la siguiente manera:
Precio fijo a US$4.0/MMBtu derivado del contrato de PEMEX para los requerimientos de gas de la planta de reducción directa "4M" y equipo periférico. Aproximadamente el 47% de los requerimientos de gas durante el año estuvieron ligados con este contrato, estará vigente hasta diciembre de 2003.

Precio Spot para el consumo de las plantas de reducción directas no incluido en el contrato con PEMEX. La Compañía tuvo contratos de cobertura adicionales para el período septiembre-diciembre de 2002 que complementaron el contrato con PEMEX, cubriendo así, todos los requerimientos de gas natural.

Electricidad. El costo de la energía eléctrica, en dólares, subió 1% en el año. El incremento se relacionó al 41% de la tarifa de electricidad que está ligado al precio de los hidrocarburos.

Carga Metálica
El costo ponderado de la carga metálica de Hylsamex durante 2002 fue de US$129/tonelada, 4% más que el del año anterior. El costo de producción del fierro esponja fue similar al de 2001 a pesar del incremento en el precio del gas natural. En comparación a los precios de la chatarra, el del fierro esponja ha sido menos volátil, limitando el incremento en el costo de la carga metálica. Con precios de fierro esponja estables, Hylsamex incrementa su competitividad en costo con respecto a otros productores domésticos que utilizan 100% de chatarra. Después de caer a niveles históricos en el primer trimestre de este año, los precios de la chatarra repuntaron siguiendo la tendencia de los precios internacionales de acero. Para Hylsamex, estos incrementos fueron de 3% en promedio para la chatarra doméstica y de 11% para la importada.

El contenido total de chatarra —ya sea doméstica, importada o generada internamente— en la carga metálica de 2002 fue de 42% en comparación a 44% el año anterior. El fierro esponja representó 57% de la carga metálica en 2002 y 44% en 2001. Otros metálicos tales como arrabio y hierro reducido en briquetas totalizaron 1% en 2002 en comparación a 12% en 2001.

Reducción de US$16/tonelada en costos variables. Esta disminución se debió al incremento en volumen de ventas, ya que en una base absoluta, se registró un incremento de US$30 millones debido al mayor nivel de actividad de Hylsamex y al arranque de una de las minas de mineral de hierro

Gastos de Operación
Durante todo el año 2002, los gastos de operación ascendieron a Ps.1,148 millones (US$116 millones), 5% más que la cifra de Ps.1,097 millones (US$109 millones) registrada en 2001. El cambio anual se debió al incremento en los embarques en 2002 y a los costos de flete asociados. El margen de gastos de operación a ingreso fue de 8.5% en 2002, inferior al 9.0% obtenido el año

previo.

Utilidad de Operación y Flujo de Operación
Utilidad de Operación
La utilidad de operación en el año se incrementó en 159%, de Ps.281 millones (US$29 millones) en 2001 a Ps.728 millones (US$72 millones) en 2002. Cabe mencionar que tanto la utilidad de operación por tonelada y el margen de operación se incrementaron más de 100% durante el año.
Flujo de Efectivo (EBITDA)
Durante todo el año, Hylsamex generó un flujo de operación, medido como EBITDA, de US$197 millones (Ps.1,968 millones), mostrando un crecimiento de 27% sobre el EBITDA de US$155 millones (Ps.1,557 millones) obtenido en el año anterior. El incremento en ventas derivado de un aumento en la demanda de productos de acero, y mejoras en el costo variable propiciaron un aumento relevante en el flujo de este año a pesar de un comportamiento mixto en los precios de venta de los productos de Hylsamex —con incrementos en productos planos y disminuciones en no planos. Como se detalla en la sección de Costos y Gastos de este reporte, el incremento en costos fijos en 2002 se debió en parte a un mayor actividad y al arranque del complejo minero Las Encinas.

El EBITDA por tonelada en 2002 totalizó US$71, lo que representa un incremento de 7% sobre el de US$66/tonelada registrado en 2001. El incremento hubiese sido más relevante -23% o US$13/tonelada- sin tomar en cuenta las ganancias derivadas de la venta de cobertura de gas natural en agosto de 2001, que contribuyeron con US$8/tonelada al EBITDA de 2001. La razón de EBITDA a ingreso total fue de 14.6% en 2002, mejorando 180 puntos porcentuales del 12.8% registrado en 2001.

Resultado Integral de Financiamiento
Hylsamex registró una pérdida neta de Ps.1,603 millones (US$161 millones) en 2002, comparada con la pérdida de Ps.475 millones (US$47 millones) obtenida el año anterior. La diferencia entre 2002 y 2001 se debió a lo siguiente:
Nivel de inflación superior en 2002 que incrementó el nivel de ganancias monetarias.
Una disminución en la tasa LIBOR que, junto con la reducción en deuda en 2002, redujeron la carga financiera en 2002.
La valuación del Peso, que pasó de una apreciación de 4.76% en 2001 a una depreciación de 12.80% en 2002 causando un
nivel alto de pérdidas cambiaras.

Impuestos y Reparto de Utilidades
La Compañía acumuló Ps.508 millones en impuestos diferidos en 2002, en comparación a Ps.1,287 millones de impuestos y reparto de utilidades registrados en 2001. Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V. registró una reserva del 50% del resto de sus impuestos diferidos pendientes de amortizar, ya que sus proyecciones financieras indican una baja probabilidad de recuperación de tales impuestos diferidos. Por lo tanto, y en estricto apego al Boletín D-4 de los PCGA en México, durante el cuarto trimestre de 2002 se registró un ajuste en el impuesto diferido de Peña Colorada por la cantidad de Ps.106 millones.

Al 31 de diciembre de 2002, la Compañía tenía Ps.1,797 millones de pérdidas fiscales por amortizar que expirarán entre los años 2003 y 2010. A final de 2002, Hylsamex había acumulado Ps.509 millones en impuesto al activo pagado en años anteriores, que se podrá acreditar contra el impuesto sobre la renta a

pagar que exceda la tasa mínima de impuesto al activo. Este impuesto al activo acumulado expirará entre los años 2003 y 2010.

Utilidad Neta Consolidada
La perdida neta consolidada para el año 2002 totalizó Ps.898 millones (US$89 millones) en comparación a la pérdida de Ps.2,683 millones (US$273 millones) reportada en 2001. Como se detalla en la tabla a continuación, los cargos relacionados al resultado integral de financiamiento, derivados de la depreciación del Peso durante el año, explican el resultado negativo, ya que la utilidad de operación fue suficiente para cubrir otros gastos, incluyendo las pérdidas en compañías asociadas.

1. La cifra de otros gastos y partidas especiales, neto, durante el año se explica principalmente por lo siguiente:
Como parte del proceso para subcontratar la energía eléctrica, en noviembre de 2002, en asamblea general de accionistas se llegó a un acuerdo concerniente en la liquidación de la empresa Planta Eléctrica Grupo Industrial, S.A. de C.V. "PEGI". Como resultado, PEGI creó una reserva por el valor del resto de sus activos e inventarios en la cantidad de Ps.218 millones. Hylsamex controla el 52% del capital social de PEGI.
En Diciembre de 2002, durante una asamblea general de accionistas, Posco, la empresa tenedora del capital social mayoritario de Posven –productora venezolana de mineral de hierro reducido en briquetas–, informó al resto de los accionistas acerca de su decisión de parar las instalaciones productivas poner a la venta esta compañía. Por esta razón y debido al ambiente político y económico adverso en Venezuela, Hylsamex creó una reserva por el 50% de su inversión en Posven, en la cantidad de Ps.97 millones (US$9 millones). Hylsamex controla el 5% del capital social de Posven.

2. En los estados financieros de Hylsamex relativos a 2001 se incluyó una excepción en el dictamen de los auditores externos, referente a que no se emitieron con oportunidad los estados financieros dictaminados de Consorcio Siderúrgica Amazonia, LTD, (Amazonia) empresa controladora de Siderúrgica del Orinoco (Sidor) y asociada de Hylsamex.

Anticipando un posible castigo por deterioro sobre los activos de Sidor en el ejercicio de 2001, Hylsamex creó una reserve de valuación en sus estados financieros del primer trimestre de 2002. En el tercer trimestre de 2002 y una vez emitidos los estados financieros dictaminados de Sidor y Amazonia de 2001 y también habiendo terminado la reestructuración financiera de las subsidiarias de Alfa: Hylsamex e Hylsa, Hylsamex eliminó la mencionada reserva, reconociendo el castigo real incorporado en Amazonia.

De esta manera y dado que el castigo por deterioro de activos de Sidor se reconoció en los estados financieros de Amazonia en 2001, los estados financieros de Hylsamex correspondientes a 2002 y 2001 están ahora preparados como si la información sobre dicho castigo se hubiese conocido desde el cuarto trimestre de 2001, tal y como lo establecen los principios contables.

Este ajuste sólo afecta a la "Inversión en acciones de asociadas", en el estado de situación financiera. En el estado de resultados, se afectan las partidas de "Otros ingresos y partidas especiales, neto" y a la "Utilidad (pérdida) en participación de compañías asociadas". Nótese que las dos partidas ajustadas que afectan al estado de resultados ocurren después de la "Utilidad de operación" y el "Resultado integral de financiamiento", por lo

que las cifras de EBITDA reportadas con anterioridad permanecen sin cambio.

Así, la información trimestral originalmente reportada y ahora ajustada, del cuarto trimestre de 2001 al cuarto trimestre del 2002, queda como sigue (en millones de pesos):

3. El neto de Impuesto Sobre la Renta, Impuesto al Activo y Reparto de Utilidades se difirió en 2002 debido a (i) la pérdida neta de Ps.1,312 durante el año, y a (ii) un cambio en la tasa de impuesto sobre la renta. De acuerdo con las modificaciones a la Ley del Impuesto sobre la Renta que entraron en vigor a partir del 1o. de enero de 2002, la tasa del impuesto sobre la renta continuará siendo del 35% para este año; sin embargo, esta tasa se reducirá gradualmente en un 1% anual, de tal forma que a partir del año 2005 la tasa será del 32%.

Con respecto a los impuestos registrados en 2001, cabe recordar que de acuerdo al programa de refinanciamiento, Hylsa preparó proyecciones financieras en 2001 que fueron revisadas por auditores independientes. Estas proyecciones mostraron una baja probabilidad para recuperar los créditos de impuesto al activo pagado en años anteriores principalmente en Hylsa, y pérdidas fiscales por amortizar de otras subsidiarias de Hylsa. De esta manera, y en estricta observancia del Boletín D-4 de los PCGA en México, Hylsamex realizó un ajuste en la provisión de impuestos diferidos.

Inversiones en Activo Fijo
En 2002, Hylsamex erogó Ps.213 millones (UIS$21 millones) en inversiones en activo fijo, en comparación con las inversiones por Ps.231 millones (US$23 millones) en 2001. La mayor parte de este monto se relacionó a cargos diferidos en las minas. En un esfuerzo por dedicar el flujo de efectivo disponible al servicio de su deuda, Hylsa ha reducido el presupuesto de inversiones a niveles mínimos que incluyen únicamente inversiones normales y de reemplazo. La única área en donde la administración de Hylsamex decidió invertir fue el Galvak, erogando US$5 millones a finales del 2002 debido a que esta empresa ya inició su programa de inversión. Como parte de la reestructura de Hylsa, Galvak obtuvo nuevos créditos por US$150 millones, de los cuales US$40 millones serán destinados al programa de inversión, que incluye expansiones en la capacidad instalada de todas sus línea de productos. Este programa de inversión se llevará a cabo durante los siguientes 18 meses.

Proceso de Refinanciamiento
El 24 de julio de 2002 Hylsamex anunció la conclusión de su proceso de reestructura, firmado con los bancos el día 19 de julio de 2002. A continuación se proporciona un resumen de los términos y condiciones:

Resumen de los principales términos y condiciones
Reducción de deuda en Hylsa
Se redujo un total de US$467 millones de la deuda de Hylsa a través de:
Deuda comprada a descuento por Alfa, en la cantidad de US$160 millones.
Capitalización de deudas con Alfa por US$82 millones.
Capitalización de US$7 millones por parte de un acreedor bancario de Hylsa.
US$186 millones de deuda de Hylsa asumida por Hylsamex bajo el "Crédito B".
Aplicación de reserves de efectivo por un total de US$32 millones.

Crédito A
US$318 millones de la deuda bancaria de Hylsa con vencimiento a 7 años,

incluidos dos años de gracia en pago de principal.
Deudor: Hylsa, S.A. de C.V.
Vencimiento final: Marzo 31, 2009
Intereses: Tasa LIBOR más 4% anual, con una porción equivalente a 2% diferida hasta el 31 de marzo de 2004, que se pagará en 2009. A partir del 1 de abril de 2004, se pagarán los intereses en efectivo.

Crédito B
US$202 millones a 8 años, con 4 años de gracia en el pago de principal (incluye US$16 millones de deuda original de Hylsamex).
Deudor: Hylsamex, S.A. de C.V.
Vencimiento final: Marzo 31, 2010.
Intereses: Tasa LIBOR más 4% anual. Se diferirán cada uno de los pagos de intereses hasta el 31 de marzo de 2005, y se pagará en 2010. A partir del 1 de abril de 2005, se pagarán los intereses en efectivo.

Eurobonos
Hylsa recibió y aceptó US$161 millones de sus Bonos 2007 (con cupón de 9¼%) para intercambiarse por Bonos con vencimiento en 2010. Los Bonos 2010 tienen un cupón de 10½% pagadero semestralmente, en junio y en diciembre. Los US$139 millones de Bonos 2007 que no se presentaron para el intercambio seguirán devengando interés de 9¼% hasta el vencimiento, pagadero semestralmente, en marzo y en septiembre. La conclusión y ejecución de esta oferta de intercambio se programaron el pasado 26 de julio de 2002.
Pagerés de Mediano Plazo
Se extendió el vencimiento de aproximadamente US$73 millones de Pagarés de Mediano Plazo, denominados en UDIs, de marzo de 2005 a marzo de 2007, quedando el cupón en 8.75%. Hylsa ofrecerá intercambiar el 100% de los Pagarés de Mediano Plano por "Certificados Bursátiles", con vencimiento en 2008, antes del 31 de enero de 2004.
Deuda sin Reestructurar
La deuda de Hylsa que no quedó sujeta a la reestructura totalizo US$39 millones:
Crédito revolvente con Bancomext por US$30 millones a 5 años, con tasa de interés variable de LIBOR + 2.8% anual.
El 50% de la deuda de Peña Colorada de US$18 millones.

Intereses Devengados
Los intereses devengados de la deuda bancaria de Hylsa se pagaron en su totalidad el 24 de julio de 2002.
Recursos de Liquidez
Línea de crédito bancaria: De acuerdo con la reestructura, Hylsa obtuvo una línea de crédito por US$40 millones con revolvencia a 30 meses. La tasa de interés se fijó en LIBOR + 4%.
Contribución de Alfa: US$25 millones en efectivo, que se utilizaron en su totalidad el 26 de julio de 2002, cuanto Hylsa pagó los intereses devengados de los Bonos y de la deuda bancaria.
Refinanciamiento de Galvak
Como parte de la reestructura, Galvak, S.A. de C.V., subsidiaria de Hylsamex, obtuvo una nueva línea de crédito con garantía de cuentas por cobrar que se utilizó para refinanciar su deuda y para fondear necesidades de operación e inversiones en activo fijo. Adicionalmente, Galvak obtuvo un crédito revolvente por US$10

millones.
Deudor: Galvak, S.A. de C.V.
Monto: US$140 millones
Plazo: 5 años
Vencimiento Final: Julio 22, 2007
Intereses: Tasa LIBOR más 3.5% anual, con un año de gracia en pago de principal. Los vencimientos del
principal son: 15% durante el segundo año, 25% durante el tercer año y 30% durante cada uno
de los años restantes.

Capitalización
Como se aprobó en la Asamblea General Extraordinaria de Accionistas celebrada el 28 de junio de 2002, Hylsamex incrementó su capital social hasta por 3,500 millones de pesos a través de la emisión de 356,052,899 acciones adicionales, idénticas a las existentes de la Serie "B". El precio de suscripción de las nuevas acciones fue de 9.83 pesos por acción durante la oferta inicial, en la cual los accionistas pudieron ejercer su derecho de preferencia.
Adicionalmente, los acreedores de Hylsamex, Hylsa o Galvak podrán intercambiar deuda por acciones de Hylsamex. La oferta inicial empieza el 25 de julio de 2002 y terminará el 14 de agosto de 2002. A la fecha de este reporte, 262,584,369 acciones han sido intercambiadas, representando una capitalización de US$262.6 millones.

Las acciones que no queden suscritas y pagadas por los accionistas en ejercicio de su derecho de preferencia, serán ofrecidas para su suscripción y pago a los accionistas que así lo deseen y a los acreedores de Hylsamex, Hylsa y Galvak. Si el aumento del capital no se suscribe íntegramente dentro del plazo que fije el Consejo de Administración (el cual no podrá exceder de un año contado a partir del 25 de julio de 2002), el capital social se incrementará sólo en la cuantía de las suscripciones efectuadas, cancelándose las acciones no suscritas ipso facto.
Deuda y Estructura Financiera
Deuda, neta de caja
La deuda de Hylsamex, neta de caja, al 31 de diciembre de 2002 totalizó US$1,079 millones, menor en 19% que la de US$1,326 millones reportada a finales de 2001. La siguiente tabla muestra los principales cambios en la deuda.

Efectos de la reestructura. El efecto neto en la deuda de Hylsamex, después de la reestructura, fue equivalente a una reducción de deuda de US$277 millones compuesta principalmente por: US$92 millones de deuda capitalizada por Alfa —incluyendo intereses— que se generó en 2001 y principios de 2002
US$160 millones de deuda bancaria de Hylsa, recomprada por Alfa con descuento
US$25 millones de la línea de liquidez otorgada a Hylsa por Alfa
US$7 millones de capitalización de un banco acreedor.

Capital de Trabajo. El incremento en el capital de trabajo en el año se debió a lo siguiente:
Incremento en nivel de inventarios. Antes de que terminara la reestructura, los inventarios se mantuvieron a niveles bajos debido a restricciones en la liquidez. Sin embargo, durante el año la Compañía incrementó su nivel de producción, generando niveles de inventarios más altos.
Efectos de la reestructura en el capital de trabajo. Conforme al acuerdo de reestructura, los pagos a la holding se documentarán como deuda subordinada.

En los trimestres anteriores al cierre de la reestructura, estos pagos se reconocieron en el rubro de proveedores y cuentas por pagar; sin embargo durante los últimos seis meses, al crear la partida de deuda subordinada se creó una requisición en el capital de trabajo. También, otras deudas se capitalizaron.
Incremento en cuentas por cobrar. El incremento en cuentas por cobrar resultó de la mayor actividad durante este trimestre, aunque no se incrementaron los días de cartera.
Reducción en proveedores y cuentas por pagar. Los recursos de liquidez adicionales en este trimestre, como resultado de la reestructura, y el incremento en generación de flujo de efectivo permitieron una reducción en esta partida.

Intereses. El monto total de intereses pagados en el año incluye un pago de US$37 millones realizado por Hylsa al momento del cierre de su reestructura.

Liquidez
Hylsamex terminó el año con un balance de caja de US$56 millones, en comparación con los US$73 millones reportados en Septiembre de 2002. El aumento se debió en parte a anticipos de clientes recibidos en efectivo en Hylsa, y al balance de caja de Galvak, que incluye recursos para fondear su programa de inversiones. Al 31 de diciembre de 2002, el saldo utilizado de la línea US$40 millones, revolvente a 30 meses, otorgada por los bancos que participaron en su reestructura era de US$11 millones.

Participación en Resultados de Compañías Asociadas
Durante todo el año, la pérdida reconocida ascendió a Ps.94 millones (US$10 millones), comparada con la pérdida de Ps.860 millones (US$88 millones) reportada en 2001.

El volumen de ventas de Sidor para todo el año ascendió a 3,262,300 toneladas, 12% más que el de 2,905,700 toneladas vendidas en 2001. El incremento se debió a las exportaciones, que se incrementaron 37% en el año. Por otro lado, el volumen al mercado doméstico se deterioró debido a la situación actual que se vive en Venezuela. El margen de exportaciones a ventas totales ascendió a 72% en el año, en comparación al 59% reportado en 2001. Debido al incremento el volumen de ventas, el ingreso creció 11%, de US$804 millones en 2001 a US$892 millones en 2002. Los precios promedio se incrementaron 1% en el año.

El EBITDA del año 2002 ascendió a US$140 millones, 149% más que el EBITDA de US$56 millones generado en 2001.

Situación Financiera
El 18 de diciembre de 2001 Sidor y Amazonia dejaron de pagar intereses por US$31.3 millones y US$8.1 millones, respectivamente. Tal incumplimiento fue el resultado de condiciones negativas del mercado internacional del acero a nivel mundial, que afectaron los mercados domésticos y de exportación de Sidor. Desde entonces, la compañía ha dejado de efectuar otros pagos de intereses de su deuda.

Como se anunció en octubre de 2001, Sidor y Amazonia iniciaron conversaciones con sus bancos acreedores y con las entidades controladas por Gobierno Venezolano, con el objetivo especifico de reestructurar la reprogramación de sus obligaciones financieras. Hylsamex no puede asegurar el resultado de estas discusiones.

La inversión de Hylsamex en Amazonia, la principal accionista en Sidor, se mantiene a través de Hylsa Latin LLC, una subsidiaria 100% de Hylsamex, S.A. de C.V. (la compañía tenedora). Al final del año 2002, el valor en libros de la participación que Hylsamex tiene en Amazonia totalizó Ps.415 millones (US$40 millones).

Al 31 de diciembre de 2002, Hylsamex, S.A. de C.V. (la compañía tenedora) tenía una exposición adicional por US$26.3 millones con respecto a la garantía para el pago de la deuda que Sidor tiene con el Fondo de Inversiones de Venezuela. Hylsa Latin tenía una exposición adicional de US$237.0 millones como garantía para el pago de la deuda de Sidor con el Fondo de Inversiones de Venezuela. Con respecto a la contingencia con respecto al cumplimiento de ciertas obligaciones establecidas en el contrato de adquisición de Sidor, a la fecha de este reporte el valor de dicha obligación asciende a cero, por lo que ya no se genera un pasivo contingente. Hylsa, S.A. de C.V., la subsidiaria que produce el acero de Hylsamex, no tiene contingencias relacionadas con Amazonia o Sidor.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2002 COMPARATIVOS CON 2001

Millones de pesos de poder adquisitivo del 31 de diciembre de 2002
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociada son:

	% de tenencia al 31 de diciembre de (a) 2002	2001
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V. (Hylsa Puebla) (b)	100	100
Hylsa Norte, S. A. de C. V. (Hylsa Norte) (b)	100	100
Pegi, S. A. de C. V. (Pegi) (c)	52	52
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) y subsidiarias:	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción, S. A. de C. V. (antes Galvanet, S. A. de C. V.) (d)	100	
Hylsa Latin, LLC. (Hylsa Latin) y asociadas:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) (e)	37	37
CVG Siderúrgica del Orinoco, C. A. (Sidor)	70	70
Express Anáhuac Operadora, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V.	100	100
Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100

Express Anáhuac Servicios, S. A. de C. V. 100 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) El 30 de noviembre de 2001 los accionistas aprobaron la escisión de HYLSA. Como resultado se crearon dos nuevas empresas, Hylsa Puebla e Hylsa Norte, a las cuales se distribuyeron parte de los activos, pasivos y capital contable existentes al 31 de diciembre de 2001 en los estados financieros de Hylsa, S. A. de C. V.

(c) El 17 de diciembre de 2002 los accionistas de Pegi acordaron iniciar el proceso de liquidación de la entidad. Los efectos derivados han sido reconocidos en los estados financieros que se acompañan.

(d) A partir de junio de 2002 GALVAK posee la mayoría de las acciones representativas del capital social de Ferropción S. A. de C. V. (antes Galvanet, S. A. de C. V.).

(e) Amazonia es propietaria del 70.0% del capital común de Sidor, empresa venezolana (véase Nota 5).

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2002.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 102.904, 97.354 y 93.248 al 31 de diciembre de 2002, 2001 y 2000, respectivamente (base segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Efectivo y equivalentes de efectivo

La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La

compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

b. Inventarios y costo de ventas (Nota 4)

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada (Nota 5)

La inversión en la compañía asociada (véase inciso (e) en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

d. Inmuebles, maquinaria, equipo y depreciación (Nota 6)

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación normal.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro (véase
Nota 9).

g. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de

estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

h. Transacciones en divisas y diferencias cambiarias (Nota 7)

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro (Nota 9)

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido.

Durante el ejercicio que terminó el 31 de diciembre de 2001 la compañía pagó los contratos derivados sobre acciones propias vigentes a esa fecha cuyo importe ascendió a $64.

k. Resultado integral de financiamiento (Nota 11)

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades (Nota 13)

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. Pérdida por acción

La pérdida por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Pérdida integral

Los diferentes conceptos que integran el capital perdido durante el ejercicio se muestran en el estado de variaciones en el capital contable, bajo el concepto de pérdida integral.

3. SALDOS Y OPERACIONES CON PARTES RELACIONADAS

Los documentos por pagar a largo plazo a ALFA que se muestran en los estados consolidados de situación financiera al 31 de diciembre de 2002, corresponden a servicios corporativos por un importe de $236 (US$22.9 millones), los cuales devengan intereses a tasa variable y están subordinados a la deuda bancaria reestructurada. De acuerdo con ciertas cláusulas contenidas en los contratos de créditos bancarios derivados de la reestructura que se describe en la Nota 8, HYLSAMEX y las entidades restringidas no podrán efectuar pagos por concepto de servicios corporativos a ALFA antes del 1o. de julio de 2006 en el caso de GALVAK y hasta el 1o. de marzo de 2009 en el caso de HYLSA.

Al 31 de diciembre de 2001 los préstamos de ALFA correspondían a la disposición de una línea de crédito por $387 (US$40 millones) establecida en marzo de 2001 por ALFA en favor de HYLSA. Derivado de la reestructuración de la deuda a que se hace referencia en la Nota 8, este importe fue capitalizado por ALFA como se explica en la Nota 10.

Los estados consolidados de resultados incluyen cargos por transacciones con partes relacionadas por $386 y $319 por los años que terminaron el 31 de diciembre de 2002 y 2001, respectivamente. Los saldos que se muestran en el estado de situación financiera derivan de las operaciones antes mencionadas.

4. INVENTARIOS

Al 31 de diciembre las cifras de inventarios se integraban como sigue:

	2002	2001
Productos terminados	$ 551	$ 461
Productos en proceso	375	368
Materias primas	804	450
Refacciones, herramientas y materiales	760	824
Costo estimado de reposición	$2,490	$2,103

5. INVERSION EN ACCIONES DE ASOCIADA

Al 31 de diciembre esta inversión se integraba como sigue:

	2002	2001
Amazonia / Sidor (incluye un documento por		

cobrar a Sidor de $554 en 2002 y $470 en 2001)	$ 415	$ 570
Otras inversiones menores	42	81
	$ 457	$ 651

HYLSAMEX posee directamente y a través de su subsidiaria Hylsa Latin el 36.55% del capital común de Amazonia y esta última empresa a su vez es tenedora del 70.0% del capital común de Sidor, compañía venezolana.

De acuerdo con los principios de contabilidad generalmente aceptados, la inversión en Amazonia se valuó mediante el método de participación. Al 31 de diciembre de 2001 la compañía no contaba con los estados financieros dictaminados de Amazonia, y como consecuencia registró su participación en el resultado de la asociada con base en datos preliminares. Durante 2002 la compañía recibió dichos estados financieros dictaminados y determinó y registró una disminución en el valor de su inversión por $378, con cargo a la pérdida de 2001.

Derivado de la compra de las acciones de Sidor en enero de 1998, Amazonia celebró un contrato de garantía con recurso hacia sus accionistas por el pasivo de Sidor que ascendía al 31 de diciembre de 2002 a US$730 millones aproximadamente, de los cuales HYLSAMEX (compañía controladora) tenía una exposición de US$26 millones e Hylsa Latin, compañía subsidiaria, de US$237 millones. Con respecto a las obligaciones establecidas en el contrato de adquisición de Sidor relacionadas con la continuidad de operaciones de Sidor, el abastecimiento de la demanda del mercado venezolano, la realización de inversiones de capital, el manejo de la planta laboral y el mantenimiento de la tenencia mayoritaria de Sidor, a la fecha de emisión de los estados financieros consolidados dichas obligaciones han prescrito.

La crisis siderúrgica mundial y otros factores adversos han impactado considerablemente la situación financiera y los resultados de operación de Sidor, subsidiaria de Amazonia. Esta situación ha generado el incumplimiento de compromisos financieros incluidos en los contratos de deuda bancaria tanto de Amazonia como de Sidor.

A la fecha de este informe Sidor está en proceso de reestructurar sus pasivos y ha iniciado pláticas formales con sus acreedores.

Los conflictos políticos vividos en Venezuela durante los últimos meses, han generado diversos tipos de manifestaciones y protestas por parte de los opositores al actual gobierno nacional. Entre las diversas acciones fomentadas por los opositores, la más reciente y notoria ha sido convocar a un paro cívico nacional que inició el 2 de diciembre de 2002, el cual continúa vigente, afectando significativamente las actividades económicas en Venezuela. Esta situación está afectando negativamente las operaciones y resultados de Sidor en dicho país, y no es posible estimar la fecha de finalización del referido paro cívico ni los posibles efectos que puedan resultar de esta situación.

6. INMUEBLES, MAQUINARIA Y EQUIPO

El rubro consolidado comprendía lo siguiente:

	2002	2001
Terrenos	$ 1,080	$ 1,115
Activos depreciables	36,254	36,524
Inversiones en proceso y otros activos	356	304
	37,690	37,943
Menos - Depreciación acumulada	17,986	17,974
Valor neto actualizado	$ 19,704	$ 19,969

La depreciación cargada a resultados representó tasas anuales promedio de 2.8% en 2002 y 2.9% en 2001.

Al 31 de diciembre de 2002, algunas subsidiarias de la Compañía tenían compromisos de compra de maquinaria y equipo por aproximadamente US$21.6 millones, relativos a los programas de expansión y modernización de sus plantas productivas.

En la Nota 8 se indican los gravámenes que existen sobre los activos fijos.

7. POSICION EN DIVISAS

Al 31 de diciembre de 2002 y 2001 el tipo de cambio fue de 10.31 y 9.14 pesos nominales por dólar americano, respectivamente. Al 27 de enero de 2003, fecha de emisión de los estados financieros dictaminados, el tipo de cambio es de 10.77 pesos nominales por dólar.

Las cifras que se muestran a continuación en esta nota están expresadas en millones de dólares, por ser la moneda extranjera preponderante para las empresas.

Al 31 de diciembre se tenían los siguientes activos y pasivos en divisas:

	2002	2001
Activos monetarios	US$ 139	US$ 133
Pasivos a corto plazo	(55)	(409)
Pasivos a largo plazo	(1,109)	(782)
	(1,164)	(1,191)
Posición monetaria en divisas	(US$1,025)	(US$ 1,058)
Activos no monetarios	US$ 960	US$ 1,058

Los activos no monetarios (inventarios, maquinaria y equipo) que antes se mencionan, son aquellos cuya manufactura se realiza fuera de México y se expresan a su valor neto actualizado. También se incluye en este concepto la inversión en acciones en compañía asociada.

A continuación se resumen las cifras de las transacciones en divisas:

	2002	2001
Mercancías y servicios:		
Exportaciones	US$ 253	US$ 158
Importaciones	(303)	(206)

Gasto por intereses, neto	(77)	(99)	
Importaciones de maquinaria y equipo	(2)		(1)

8. DEUDA A LARGO PLAZO

Al 31 de diciembre de 2001, HYLSAMEX e HYLSA no cumplían con ciertas condiciones incluidas en algunos de sus contratos de deuda con bancos y otros acreedores por un importe de $11,166, de los cuales $7,953 correspondían a pasivos a largo plazo.

Durante 2002 las compañías culminaron exitosamente el proceso de reestructuración de la deuda a su cargo, obteniendo condiciones más satisfactorias en la estructura y vencimiento de sus créditos. Los gastos incurridos en la reestructuración así como la cancelación de gastos diferidos incurridos en la colocación de deuda que fue extinguida mediante la reestructuración por un importe neto de $53, se cargaron a los resultados del año (véase Nota 12).

Al 31 de diciembre la deuda consolidada a largo plazo comprendía lo siguiente:

	2002	2001	Tasa de interés (*) 2002
Préstamos en dólares:			
Eurobonos	$ 3,094	$ 2,861	9.92%
Obligaciones		909	
Papel comercial USCP		483	
Deuda porción A y B	5,435		5.39%
Bancarios, garantizados con cuentas por cobrar y con los bienes adquiridos	2,054	822	4.97%
Bancarios, garantizados con exportaciones		560	
Bancarios, sin garantía	35	2,773	6.62%
Otros	18		3.66%
Préstamos en moneda nacional:			
Bancarios, garantizados con los bienes adquiridos		33	
Bancarios, sin garantía		1,806	
Préstamo en Unidades de Inversión	720	706	8.75%
	11,356	10,953	
Vencimientos a corto plazo	(159)	(2,626)	
Deuda a largo plazo	$ 11,197	$ 8,327	

(*) Promedio ponderado de las tasas nominales vigentes al 31 de diciembre de 2002.

Al 31 de diciembre de 2002 los vencimientos de la deuda a largo plazo eran como sigue:

2004	$ 694
2005	1,588
2006	1,273
2007	3,336
2008 a 2010	4,306

$ 11,197

Los principales acuerdos resultantes de la reestructuración de deuda y sus efectos en cada una de las entidades consolidadas se detallan a continuación:

HYLSA

1. Créditos bancarios

HYLSA reestructuró un total de US$785 millones de su deuda bancaria y como resultado redujo su deuda en US$467 millones conforme, principalmente, a lo siguiente:

- ALFA adquirió deuda por US$160 millones.
- Adicionalmente, ALFA capitalizó deuda por US$107 millones, de los cuales US$25 millones fueron aportados para apoyar la liquidez de HYLSA.
- HYLSAMEX sustituyó a HYLSA como deudor por US$193 millones, los cuales fueron posteriormente capitalizados en HYLSA.

Adicionalmente y derivado de la reestructuración, el vencimiento de los créditos bancarios existentes por US$318 millones se refinancian en pagos trimestrales de 2004 a 2009.

Como parte de la reestructuración de la deuda bancaria a cargo de HYLSA, se obtuvo una quita de deuda que ascendió a US$19 millones, y se presenta en el estado consolidado de resultados formando parte del rubro de "Otros gastos, neto" (véase Nota 12).

2. Eurobonos

En julio de 2002 HYLSA concluyó exitosamente sus negociaciones con los tenedores de los bonos colocados en el extranjero por US$300 millones, cuyo vencimiento original era 2007 (Bonos 2007). HYLSA intercambió US$161 millones de sus Bonos 2007 por bonos con vencimiento en 2010, devengando intereses al 10.5%. Bonos por US$139 millones no fueron reestructurados en su vencimiento y vencerán en 2007 como originalmente fueron contratados y seguirán devengando intereses al 9.25%.

3. Préstamo en unidades de inversión

El acuerdo de reestructuración incluyó pagarés de mediano plazo por $706 y su reestructuración consistió en i) la capitalización de intereses no pagados e intereses moratorios acumulados por $14 al 11 de marzo de 2002, fecha en que se aprobó la reestructuración por parte de la Asamblea de tenedores de pagarés de mediano plazo, ii) se modificó el valor nominal de los pagarés para quedar en 102.2020 UDI's y el monto total adeudado por HYLSA conforme a los pagarés sería de 223,457,587 UDI's, iii) se extendió el vencimiento de aproximadamente US$69.8 millones de marzo de 2005 a marzo de 2007, considerando que se concluyera la reestructuración de la deuda de HYLSA y se iniciara la oferta de intercambio de certificados bursátiles con vencimiento en 2008 antes del 31 de enero de 2004.

4. Recursos de liquidez y garantías

HYLSA obtuvo una nueva línea de crédito revolvente a 30 meses por US$40

millones de los cuales US$11 millones estaban dispuestos al 31 de diciembre de 2002, además de una contribución de ALFA por US$25 millones en efectivo, que han sido utilizados para el servicio de la deuda de HYLSA y para fortalecer su capital de trabajo. Como resultado de la reestructuración de los créditos mencionados, la totalidad de los activos de la entidad se dieron en garantía de los créditos a cargo de HYLSA.

GALVAK

GALVAK obtuvo una nueva línea de crédito a 5 años por US$140 millones que fue utilizada para refinanciar su deuda y para fondear necesidades de operación e inversiones en activos fijos, otorgando en garantía cuentas por cobrar y una línea de factoraje por US$10 millones.

HYLSAMEX

En julio de 2002 y de acuerdo a lo comentado en el punto 1 anterior, HYLSAMEX asumió US$193 millones de deuda que originalmente estuvo a cargo de HYLSA.

Como resultado de la transacción mencionada en el párrafo anterior, HYLSAMEX ha otorgado en garantía las acciones representativas del capital social de sus subsidiarias HYLSA y GALVAK, así como ALFA cedió en garantía las acciones de HYLSAMEX.

Los contratos de deuda vigentes contienen ciertas obligaciones a cargo de la Compañía, destacando: (i) restricciones en la distribución de dividendos y pago de servicios corporativos a ALFA, (ii) proporcionar a los acreedores información para la aplicación de flujos de efectivo, (iii) revelar las transacciones efectuadas con partes relacionadas y limitar las mismas, (iv) límites a razones financieras que de no cumplirse en un plazo determinado a satisfacción de los acreedores, podrían considerarse como causa de vencimiento anticipado y (v) limitantes para fusiones, ventas de activos a terceros, contratación de deuda adicional, etc. Al 31 de diciembre de 2002 la Compañía cumplía satisfactoriamente con dichas restricciones y compromisos.

9. ESTIMACION DE REMUNERACIONES AL RETIRO

La valuación de las obligaciones laborales por planes de remuneraciones al retiro, formales e informales, cubre a todos los trabajadores y se basa principalmente en los años de servicio cumplidos por éstos, su edad actual y su remuneración a la fecha de retiro.

Los planes formales de remuneraciones al retiro cubren aproximadamente al 62% de los trabajadores de las empresas, y son congruentes y complementarios a los planes establecidos por el Instituto Mexicano del Seguro Social a este respecto. Adicionalmente, HYLSA tiene establecido un plan de gastos médicos para beneficio de su personal jubilado.

HYLSA ha constituido fondos destinados al pago de remuneraciones al retiro y gastos médicos a través de fideicomisos irrevocables.

A continuación se resumen los principales conceptos financieros consolidados de dichas obligaciones:

	2002	2001
Obligación por beneficios actuales	$ 921	$ 909
Pasivo neto actual	$ 891	$ 852
Obligación por beneficios proyectados	$ 1,642	$ 1,605
Activos de los planes a valor de mercado	(30)	(57)
Servicios anteriores no amortizados (pasivo de transición)	(940)	(1,052)
Variaciones en supuestos y ajustes por experiencia, neto	165	230
Pasivo neto proyectado	837	726
Pasivo adicional (activo intangible)	296	315
Estimación de remuneraciones al retiro	$ 1,133	$ 1,041
Costo neto del año	($ 175)	($ 196)

El costo de los servicios anteriores (pasivo de transición), modificaciones a los planes, variaciones en supuestos y ajustes por experiencia, se amortizan mediante cargos a resultados por el método de línea recta, durante la vida laboral promedio remanente del personal que se espera reciba los beneficios, como sigue:

	2002	2001
Período de amortización:		
Pasivo de transición	12 años	13 años
Variaciones en supuestos y ajustes por experiencia no amortizados	16 años	17 años
Tasa ponderada de descuento (en términos reales)	5%	6%
Rendimiento estimado a largo plazo de los activos de los planes (en términos reales)	6%	8%

10. CAPITAL CONTABLE

Al 31 de diciembre de 2002 las cifras actualizadas del capital contable se integraban como sigue:

	Valor nominal	Actualización	Valor actualizado
Capital contribuido:			
Capital social	$ 4,975	$ 670	$ 5,645
Capital ganado:			
Utilidades acumuladas	3,226	6,057	9,283
Impuesto sobre la renta diferido	78	13	91
Exceso en la actualización del capital		2,095	2,095
Efecto de conversión de entidades extranjeras		(7)	(7)
	3,304	8,158	11,462
Participación en el capital de subsidiarias y asociadas:			
Pérdidas acumuladas	(4,158)	(513)	(4,671)
Impuesto sobre la renta diferido	(344)	(28)	(372)
Insuficiencia en la actualización del capital		(2,985)	(2,985)
Efecto de conversión de entidades extranjeras		(101)	(101)
	(4,502)	(3,627)	(8,129)
	(1,198)	4,531	3,333

Total interés mayoritario	3,777	5,201	8,978
Interés minoritario	410	1,363	1,773
Capital contable consolidado	$ 4,187 $	6,564 $	10,751

Al 31 de diciembre de 2002 el capital social suscrito y pagado está representado por 506,340,463 acciones ordinarias Serie "B", sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro, cuya suscripción no tiene restricción en cuanto a nacionalidad de los adquirentes. La parte variable del capital es ilimitada.

En junio de 2002, los accionistas de HYLSAMEX acordaron incrementar el capital social autorizado hasta $3,500 a través de la emisión de 356,052,899 acciones "Serie B", las cuales fueron ofrecidas a los accionistas actuales, a terceros y a los acreedores de HYLSAMEX y sus subsidiarias HYLSA y GALVAK. Al 31 de diciembre de 2002 fueron suscritas y pagadas 262,584,369 acciones por un importe de $2,651 que se muestran en el estado de variaciones en el capital contable. Si la emisión de capital no es totalmente suscrita en un plazo que no podrá exceder de un año contado a partir del 25 de julio de 2002, el capital social se incrementará sólo en la cuantía de las suscripciones efectuadas, cancelándose las acciones no suscritas. A la fecha de emisión de estos estados financieros no han sido suscritas ni pagadas 93,468,530 acciones.

En 1996 los accionistas aprobaron un aumento de capital social en su parte mínima fija, mediante la emisión de 43,000,000 de acciones Serie "B", de iguales características a las actualmente en circulación, para ser colocadas entre el público inversionista mexicano y extranjero. A la fecha de emisión de estos estados financieros, dicha colocación no ha sido realizada, por lo que el aumento de capital mencionado no ha sido suscrito ni pagado.

Los dividendos que se paguen de utilidades acumuladas que no hayan sido previamente gravadas con el impuesto sobre la renta, están sujetos al pago de dicho impuesto a cargo de la empresa, el cual podrá acreditarse contra el que resulte a su cargo sobre el resultado fiscal del ejercicio en que se paguen los dividendos y los dos ejercicios siguientes.

El exceso (insuficiencia) en la actualización del capital comprende principalmente el resultado acumulado por tenencia de activos no monetarios. Este resultado representa el importe diferencial entre la actualización específica de estos activos y su actualización con base en la inflación medida en términos del INPC.

11. RESULTADO INTEGRAL DE FINANCIAMIENTO

Esta partida se analiza como sigue:

	2002	2001
Gastos financieros	($ 1,189)	($ 1,556)
Productos financieros	109	102
(Pérdida) utilidad cambiaria, neto	(1,116)	489
Ganancia por posición monetaria	593	490
	($ 1,603)	($ 475)

12. OTROS GASTOS, NETO

El cargo neto a los resultados consolidados fue como sigue:

	2002	2001
Cancelación de activo fijo, principalmente Pegi	($ 263)	($ 147)
Reserva para cancelación de inversión en Posven, asociada extranjera	(97)	
Pérdida en venta de acciones		(3)
Indemnizaciones y otros	(33)	(160)
Efecto neto de reestructuración de deuda	(53)	
Otros productos (gastos), neto	9	(32)
	($ 437)	($ 342)

13. IMPUESTOS SOBRE LA RENTA Y AL ACTIVO Y PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES

El crédito (cargo) neto a los resultados consolidados por concepto de impuestos sobre la renta y al activo fue como sigue:

	2002	2001
Impuesto sobre la renta:		
Causado	($ 6)	($ 134)
Diferido	549	(93)
Total impuesto sobre la renta	543	(227)
Impuesto al activo	(15)	(1,040)
Crédito (cargo) neto a los resultados consolidados	$ 528	($ 1,267)

La conciliación entre las tasas obligatoria y efectiva del impuesto sobre la renta se muestra a continuación:

	2002	2001
Pérdida antes de impuesto sobre la renta y participación de los trabajadores en las utilidades	($ 1,406)	($ 1,396)
Participación en los resultados de asociadas	94	860
	($ 1,312)	($ 536)
Impuesto sobre la renta a la tasa obligatoria (35%)	$ 459	$ 187
Más (menos) efecto de impuesto sobre la renta sobre:		
Gastos no deducibles	(43)	(12)
Diferencias base resultado integral de financiamiento	10	(10)
Estimación de no recuperabilidad de pérdidas fiscales	(161)	(294)
Otras permanentes, neto	21	(98)
	286	(227)
Efecto por disminución de tasa de impuesto sobre la renta (1)	257	
Impuesto sobre la renta sobre pérdida del año	543	(227)
Impuesto al activo cuyo derecho de acreditarse caducó en el año	(15)	(1,040)
Total acreditado (cargado) a resultados	$ 528	($ 1,267)
Tasa efectiva	40.2%	(236.5%)

(1) De acuerdo con las modificaciones a la Ley del Impuesto sobre la Renta que

entraron en vigor a partir del 1o. de enero de 2002, la tasa del impuesto sobre la renta continuará siendo del 35% para este año; sin embargo, esta tasa se reducirá gradualmente en un 1% anual, de tal forma que a partir del año 2005 la tasa será del 32%. Este cambio originó una disminución de

$257 en el impuesto sobre la renta diferido por pagar registrado al 31 de diciembre de 2001, importe que se acreditó a los resultados durante el ejercicio 2002.

El impuesto sobre la renta diferido por pagar registrado al 31 de diciembre, se aplicó a las siguientes cuentas:

	Impuesto sobre la renta diferido	Impuesto al activo por recuperar	Neto
Pasivo de impuesto sobre la renta diferido	($ 3,565)	$ 1,368	($ 2,197)
Efecto del período:			
Resultados del año	(93)		(93)
Exceso en la actualización del capital	660		660
Impuesto al activo cancelado en el año		(1,040)	(1,040)
Impuesto al activo pagado, neto		225	225
Saldo neto al 31 de diciembre de 2001	(2,998)	553	(2,445)
Activo de impuesto sobre la renta diferido	(197)	(112)	(309)
Pasivo de impuesto sobre la renta diferido	(3,195)	441	(2,754)
Efecto del período:			
Resultados del año	549		549
Exceso en la actualización del capital	(224)		(224)
Impuesto al activo cancelado en el año		(15)	(15)
Impuesto al activo pagado, neto		356	356
Saldo neto al 31 de diciembre de 2002	(2,870)	782	(2,088)
Activo de impuesto sobre la renta diferido	(249)	(168)	(417)
Pasivo de impuesto sobre la renta diferido	($ 3,119)	$ 614	($ 2,505)

Al 31 de diciembre las principales diferencias temporales sobre las que se reconoce impuesto sobre la renta diferido se analizan como sigue:

	2002	2001
Inventarios	$ 1,414	$ 1,057
Inmuebles, maquinaria y equipo, neto	9,060	7,959
Cargos diferidos	1,315	1,346
Provisiones de pasivo	(969)	(778)
Pérdidas por amortizar	(1,798)	(971)
Otras, neto	(52)	(48)
	8,970	8,565
Tasa de impuesto sobre la renta	32%	35%
Impuesto sobre la renta diferido, neto	$ 2,870	$ 2,998

La participación de los trabajadores en las utilidades se determina a la tasa del 10% sobre la utilidad gravable ajustada de acuerdo con lo establecido en la Ley del Impuesto sobre la Renta. La amortización de pérdidas fiscales y el acreditamiento del impuesto al activo no son aplicables para efectos de

reducir dicha participación.

NOTA 14 - INFORMACION POR SEGMENTOS Y DISTRIBUCION GEOGRAFICA

La administración de la empresa evalúa sus operaciones en base a un solo segmento de negocios, el acero. Se tienen, sin embargo, los siguientes segmentos geográficos, los cuales fueron determinados en atención a la ubicación geográfica de los clientes:

	Ventas netas			
	2002	%	2001	%
México	$ 10,639	78.9	$ 10,472	86.0
Estados Unidos y Canadá	2,646	19.6	1,447	11.9
Otros	196	1.5	262	2.1
Total de ventas consolidadas	$ 13,481	100.0	$ 12,181	100.0

Todos los inmuebles, maquinaria y equipo propiedad de la Compañía que se incluyen en el estado consolidado de situación financiera se encuentran en México.

Ing. Alejandro M. Elizondo B. C.P. Ernesto Ortiz L.
Director General Director de Finanzas

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

Al Consejo de Administración
y a los Accionistas de Hylsamex, S. A. de C. V.

Monterrey, N. L., 27 de enero de 2003

1. Hemos examinado los estados consolidados de situación financiera de Hylsamex, S. A. de C. V. y subsidiarias (la Compañía) al 31 de diciembre de 2002 y 2001 y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

2. Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que las auditorías sean planeadas y realizadas de tal manera que permitan obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente

aceptados. Una auditoría incluye el examen, a base de pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros y la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

3. El 28 de febrero de 2002 emitimos nuestro dictamen sobre los estados financieros de Hylsamex, S. A. de C. V. y subsidiarias al 31 de diciembre de 2001, en el que expresamos: (a) que no se habían reclasificado a corto plazo pasivos consolidados por $7,953 millones contratados a largo plazo, respecto a los cuales Hylsamex, S. A. de C. V. e Hylsa, S. A. de C. V. no cumplían con ciertas condiciones incluidas en los contratos respectivos. Como se explica en la Nota 8, con posterioridad a la entrega de nuestro dictamen las compañías reestructuraron los créditos relativos con lo que se eliminó la necesidad de reclasificarlos a corto plazo, y (b) que no se habían recibido estados financieros dictaminados de Consorcio Siderurgia Amazonia, LTD, compañía asociada. Como se explica en la Nota 5, con posterioridad a la entrega de nuestro dictamen se recibieron estados financieros dictaminados de dicha asociada, resultando una disminución en el valor de la inversión por $378 millones que se refleja en la pérdida de 2001.

4. En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Hylsamex, S. A. de C. V. y subsidiarias al 31 de diciembre de 2002 y 2001 y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados.

PricewaterhouseCoopers

C.P. Carlos Arreola Enríquez
Registro número 4787 en la
Administración General de Auditoría Fiscal Federal

INFORME DEL COMISARIO

Al Consejo de Administración
y a los Accionistas de Hylsamex, S. A. de C. V.

Monterrey, N. L., 27 de enero de 2003

En mi carácter de Comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y en los estatutos de la Sociedad, rindo mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera que ha presentado a ustedes el Consejo de

Administración, en relación con la marcha de la sociedad por el año que terminó el 31 de diciembre de 2002.

He asistido a las Asambleas de Accionistas y a las juntas del Consejo de Administración a las que he sido convocado y he obtenido de los directores y administradores, la información sobre las operaciones, documentación y registros que consideré necesario examinar. Mi revisión ha sido efectuada de acuerdo con las normas de auditoría generalmente aceptadas.

En mi opinión, los criterios y políticas contables y de información financiera seguidos por la Sociedad y considerados por los administradores para preparar la información presentada por los mismos a esta Asamblea, son adecuados y suficientes y se aplicaron en forma consistente con el año anterior; por lo tanto, dicha información refleja en forma veraz, razonable y suficiente la situación financiera de Hylsamex, S. A. de C. V. al 31 de diciembre de 2002, y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera, por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados.

C.P. Carlos Arreola Enríquez
Comisario

EFECTOS DE LA APLICACION DE LA REGLA TERCERA DE LA CIRCULAR 11-27 AL CUARTO TRIMESTRE DEL 2002.
COMPARACION ENTRE EL METODO DE AJUSTES POR CAMBIOS EN EL NIVEL GENERAL DE PRECIOS CONTRA EL METODO DE INDIZACION ESPECIFICA.
EN MILES DE PESOS DE DICIEMBRE DEL 2002.

REF	ORIGINAL III TRIM	EFECTOS CIRC 11-27 REGLA III	MODIFICADO III TRIM
S			
1 ACTIVO TOTAL	28,534,872	2,866,920	31,401,792
2 ACTIVO CIRCULANTE	5,924,956		5,924,956
8 LARGO PLAZO	457,310		457,310
12 INM, PTA Y EQUIPO (NETO)	19,703,687	2,866,920	22,570,607
18 ACTIVO DIFERIDO (NETO)	2,448,919		2,448,919
19 OTROS ACTIVOS	0	0	
20 PASIVO TOTAL	17,784,212		17,784,212
33 CAPITAL CONTABLE	10,750,660	2,866,920	13,617,580
34 PARTICIPACION MINORITARIA	1,772,787	168,673	1,941,460
35 CAPITAL CONT. MAYORITARIO	8,977,873	2,698,247	11,676,120
45 RES.NETO DEL EJERCICIO	(731,124)	28,781	(702,343)

ANEXO 2

INFORMACION DICTAMINADA

R

1 VENTAS NETAS	13,480,877		13,480,877
5 RESULTADO DE OPERACION	727,909	25,596	753,505
18 RESULTADO NETO	(898,268)	25,596	(872,672)
20 RESULTADO NETO MAYORITARIO	(731,124)	28,781	(702,343)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	9,938,774
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,373,027
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	41,712
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	57,820
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(10,471)
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 HYLSA LATIN LLC		12,831,079	0.00	108,373	423,239
9 ELIMINACIONES		1	0.00	0	(765,841)
10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,573,052**	**11,058,310**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	414,642
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**414,642**
OTRAS INVERSIONES PERMANENTES					**42,668**
TOTAL					**11.515,620**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	9,058,950	2,120,215	6,938,735	27,194,303	15,865,881	18,267,157
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**9,058,950**	**2,120,215**	**6,938,735**	**27,194,303**	**15,865,881**	**18,267,157**
ACTIVOS NO DEPRECIABLES						
TERRENOS	159,044	0	159,044	921,316	0	1,080,360
CONSTRUCCIONES EN PROCESO	151,482	0	151,482	13,276	0	164,758
OTROS	191,412	0	191,412	0	0	191,412
TOTAL NO DEPRECIABLES	**501,938**	**0**	**501,938**	**934,592**	**0**	**1,436,530**
TOTAL	**9,560,888**	**2,120,215**	**7,440,673**	**28,128,895**	**15,865,881**	**19,703,687**

OBSERVACIONES

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2002

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
ABN AMRO	20/07/2007	5.17	0	0	0	0	0	0	0	0	0	3,948	9,480	17,107	18,949	11,054
BANAMEX	31/03/2010	5.68	0	0	0	0	81,156	147,426	197,137	891,725	0	0	0	0	0	0
BBVA MADRID	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	0	1,329	2,659	3,484	15,993
BBVA-BANCOMER	31/03/2010	5.61	0	0	0	8,573	67,323	133,491	172,050	607,068	0	0	0	0	0	0
BANCOMEXT	20/07/2007	4.68	0	0	0	16,112	38,692	505,145	77,344	45,117	0	0	0	0	0	0
BANK OF AMERICA	20/07/2007	5.69	0	0	0	0	0	0	0	0	0	39,407	9,819	17,718	19,626	11,448
BANK OF MONTREAL	31/03/2010	5.68	0	0	0	0	0	0	0	0	0	0	1,977	3,957	5,185	23,800
BANORTE	31/03/2010	5.32	0	0	0	8,701	47,094	68,851	79,476	197,473	0	0	0	0	0	0
BARKLAYS BANK	31/03/2010	5.68	0	0	0	0	0	0	0	0	0	0	7,850	16,594	24,458	106,704
BITAL	31/03/2010	5.59	0	0	0	5,014	32,509	62,689	77,732	260,382	0	0	0	0	0	0
CITIBANK	20/07/2007	5.17	0	0	0	0	0	0	0	0	0	10,313	24,765	44,687	49,500	28,875
COMERICA BANK	31/03/2009	4.94	0	0	0	22,881	22,881	22,881	0	0	0	4,834	51,993	95,408	38,384	49,997
COMMERCE BANK	31/12/2007	5.53	0	0	0	0	0	0	0	0	0	1,410	3,386	6,110	21,327	40,952
CREDIT AGRICOLE INDOSUEZ	20/07/2007	5.17	0	0	0	0	0	0	0	0	0	3,223	7,739	13,965	15,469	9,023
CREDIT SUISSE FIRST BOSTON	20/07/2007	5.17	0	0	0	0	0	0	0	0	0	6,445	15,479	27,930	30,938	18,047
DEKABANK	31/12/2005	5.15	0	0	0	0	0	0	0	0	0	0	1,502	3,081	0	0
DEUTSCHE BANK	31/03/2010	5.68	0	0	0	0	0	0	0	0	0	0	3,925	8,297	12,227	53,353
EXIM BANK	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	0	12,021	24,059	31,520	144,695
EXPORT DEVELOPMENT CORP.	31/03/2010	5.22	0	0	0	0	0	0	0	0	0	6,445	16,824	30,621	34,463	34,231
FIDEICOMISO DE FOMENTO MINER	13/11/2007	4.91	0	0	0	10,919	10,919	10,919	10,919	10,010	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	31/03/2010	5.42	0	0	0	0	0	0	0	0	0	2,115	10,047	19,475	16,265	32,598
HSBC BANK	31/03/2010	5.68	0	0	0	0	0	0	0	0	0	0	7,779	12,823	18,343	80,029
HYPO-VEREINSBANK MUNICH	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	0	10,808	21,630	28,339	130,087
HYPO-VEREINSBANK NY	31/03/2010	5.65	0	0	0	0	0	0	0	0	0	0	20,063	28,808	27,996	128,518
INBURSA	31/03/2010	5.33	0	0	0	4,512	52,191	27,822	27,489	109,082	0	0	0	0	0	0
ING	31/12/2005	5.15	0	0	0	0	0	0	0	0	0	0	1,502	3,081	0	0
JPMORGAN CHASE BANK	31/03/2010	5.68	0	0	0	0	0	0	0	0	0	0	44,473	56,984	70,342	239,975
KREDITANSTALT FUR WIEDERAFBA	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	0	22,318	44,666	58,517	268,630

YLSAMEX, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

THIMESTRE: 4 AÑO: 2002

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
NCARIOS																
IP	31/12/2005	5.15	0	0	0	0	0	0	0	0	0	0	3,005	6,163	0	0
HLESWING-HOLSTEIN	31/12/2005	5.15	0	0	0	0	0	0	0	0	0	0	1,602	3,081	0	0
ANDARD CHARTERED	31/03/2009	5.68	0	0	0	0	0	0	0	0	0	0	10,282	20,578	22,750	54,148
JMITOMO MITSUI BANKING	31/03/2009	5.68	0	0	0	0	0	0	0	0	0	0	6,015	11,008	13,528	32,420
EST LB	31/03/2010	5.56	0	0	0	0	0	0	0	0	0	4,512	32,378	63,924	64,536	188,017
TAL BANCARIOS			0	0	0	76,712	352,765	979,224	642,146	2,120,857	0	82,652	337,261	604,414	626,145	1,702,594
OLOCACIONES PRIVADAS																
JIROGRAFARIOS																
JROBONO 2007	15/09/2007	9.81	0	0	0	0	0	0	0	0	0	0	0	0	0	1,433,417
JROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,660,333
AGARE MEDIANO PLAZO	03/09/2007	8.75	0	0	0	0	0	0	0	720,099	0	0	0	0	0	0
TAL BURSATILES			0	0	0	0	0	0	0	720,099	0	0	0	0	0	3,093,750
ROVEEDORES																
TROS PROVEEDORES	31/12/2003		986,786	0	284,525	0	0	0	0	0	0	0	0	0	0	0
TAL PROVEEDORES			986,786	0	284,525	0	0	0	0	0	0	0	0	0	0	0
TAS POR PAGAR	31/12/2003		1,073,477	0	122,298	0	254,445	0	0	0	0	0	0	0	0	0
TAL OTROS PASIVOS RCULANTES, OTROS CREDITOS			1,073,477	0	122,298	0	254,445	0	0	0	0	0	0	0	0	0
			2,060,263	0	406,823	76,712	607,210	979,224	642,146	2,840,956	0	82,652	337,261	604,414	626,145	4,796,344

BSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	247,199	2,549,240	0	0	2,549,240
OTROS	6,186	63,793	0	0	63,793
TOTAL	**253,385**	**2,613,033**			**2,613,033**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	303,253	3,127,297	0	0	3,127,297
INVERSIONES	2,309	23,812	0	0	23,812
OTROS	77,375	797,930	0	0	797,930
TOTAL	**382,937**	**3,949,039**			**3,949,039**
SALDO NETO	**(129,552)**	**(1,336,006)**			**(1,336,006)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**139,279**	**1,436,315**	0	0	**1,436,315**
PASIVO	**1,163,625**	**11,999,887**			**11,999,887**
CORTO PLAZO	54,903	566,187	0	0	566,187
LARGO PLAZO	1,108,722	11,433,700	0	0	11,433,700
SALDO NETO	**(1,024,346)**	**(10,563,572)**			**(10,563,572)**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,014,272	15,172,181	(12,157,910)	0.01	112,232
FEBRERO	2,899,973	15,092,502	(12,192,529)	0.00	(7,838)
MARZO	2,936,431	15,116,849	(12,180,418)	0.01	62,305
ABRIL	3,025,997	15,158,000	(12,132,003)	0.01	66,271
MAYO	3,037,125	15,465,545	(12,428,420)	0.00	25,190
JUNIO	3,219,505	15,948,055	(12,728,550)	0.00	62,061
JULIO	3,434,267	16,417,225	12,982,999	0.00	37,270
AGOSTO	3,913,155	14,227,242	10,314,087	0.00	39,217
SEPTIEMBRE	4,015,616	14,378,495	10,362,880	0.01	62,331
OCTUBRE	4,104,004	14,798,198	10,694,193	0.00	47,135
NOVIEMBRE	3,865,856	14,707,774	10,841,917	0.01	87,686
DICIEMBRE	3,959,492	14,772,848	10,813,356	0.00	47,070
ACTUALIZACION:	0	0	0	0.00	(47,710)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**593,220**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**

Impresión Final

INFORMACION DICTAMINADA

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	9.50
ELECTRODOS	UCAR CARBON MEXICANA				0.99
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.78
ALEACIONES	CIA. MINERA AUTLAN				2.59
ZINC	PEÑOLES				1.77
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.10
CAL	REGIO CAL				1.15
ARRABIO					0.14
BRIQUETA					0.36

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

IFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
CERO			2,196	10,639,158			
TOTAL				10,639,158			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			582	2,841,719			
TOTAL				2,841,719			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** 258,077

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094
(En Unidades)

X CIFRAS DICTAMINADAS FISCALMENTE   X CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2002

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA
(Información del año actual)

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2002 272,787

Número de acciones en circulación a la misma fecha de la CUFIN : 506,340,463
(En Unidades)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

CLAVE DE COTIZACION HYLSAMX TRIMESTRE: 4 AÑO: 2002
RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **0000** — 0

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) — 0

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE ENERO DE

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **31** DE ENERO DE — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 0

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 0000
(Antes de UFIN reinvertida del ejercicio anterior — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		1	506,340,463			506,340,463	4,975,129	
TOTAL			506,340,463	0	0	506,340,463	4,975,129	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
506,340,463

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.16
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **31** DE **DICIEMBRE** DE **2002** Y **2001**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. GERARDO A. GONZALEZ VILLARREAL
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE CONTRALORIA

SAN NICOLAS DE LOS GARZA, NL, A 11 DE MARZO DE 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAMX **FECHA:** 11/03/200: 11:07

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HYLSAMEX, S.A. DE C.V.
DO MICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 2828
FAX: 01 81 8865 1210 **AUTOMATICO:** X
E-MAIL: webmaster@hylsamex.com.mx
DIRECCION DE INTERNET www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HYL930427BY1
DOMICILIO AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE: ING. DIONISIO GARZA MEDINA
DOMICILIO: GOMEZ MORIN 1111
COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1111
FAX: 01 81 8748 2552
E-MAIL: dgarzam@alfa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 11/03/200: 11:07

TELEFONO: 01 81 8865 1701
FAX: 01 81 8865 2121
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA
NOMBRE: C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1236
FAX: 01 81 8865 1210
E-MAIL: shmartinez@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1318
FAX: 01 81 8865 1310
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO: GOMEZ MORIN 1111 SUR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: FECHA: 11/03/200: 11:07

COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1368
FAX: 01 81 8748 2514
E-MAIL: leopoldo@alfa.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: NA
NOMBRE: NA NA NA NA
DOMICILIO: NA
COLONIA: NA
C. POSTAL: 00
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: NA
FAX: NA
E-MAIL: NA

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE: C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1224
FAX: 01 81 8331 1885
E-MAIL: mgutierrez@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: HYLSAMX **FECHA : 11/03/2003** 18:37
HYLSAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO **PRESIDENTE**

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : ING. DIONISIO GARZA MEDINA

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : LIC. GERARDO X. CALDERON ROJAS

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : LIC. ALVARO FERNANDEZ GARZA

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : ING. ARMANDO GARZA SADA

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : ING. BERNARDO GARZA DE LA FUENTE

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : ING. DIONISIO GARZA MEDINA

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : ING. EDUARDO GARZA T.

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : ING. ALFONSO GONZALEZ MIGOYA

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : LIC. LEOPOLDO MARROQUIN MORALES

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : ING. RAFAEL R. PAEZ GARZA

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : DR. RAFAEL RANGEL SOSTMANN

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : ING. JOSE DE JESUS VALDEZ SIMANCAS

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : C.P. CARLOS ARREOLA ENRIQUEZ

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : C.P. JUAN MANUEL GALLARDO OLIVARES

CLAVE DE COTIZACION: HYLSAMX **FECHA : 11/03/2003** 18:37
HYLSAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : LIC. LEOPOLDO MARROQUIN MORALES

CARGO **SECRETARIO SUPLENTE**

VIGENCIA DEL : 10/03/2003 AL : 10/03/2004
NOMBRE : LIC. CARLOS JIMENEZ BARRERA

Seguimiento sobre una excepción de los auditores externos a los Estados Financieros Dictaminados de 2001 y su eliminación

En los estados financieros de Hylsamex relativos a 2001, se incluyó una excepción en el dictamen de los auditores externos, referente a que no se emitieron con oportunidad los estados financieros dictaminados de Consorcio Siderúrgica Amazonia, LTD, (Amazonia) empresa controladora de Siderúrgica del Orinoco (Sidor) y asociada de Hylsamex.

Anticipando un posible castigo por deterioro sobre los activos de Sidor en el ejercicio de 2001, Hylsamex creó una reserva de valuación en sus estados financieros del primer trimestre de 2002. En el tercer trimestre y una vez emitidos los estados financieros dictaminados de Sidor y Amazonia de 2001 y también habiendo terminado la reestructuración financiera de Hylsamex e Hylsa. Hylsamex eliminó la mencionada reserva, reconociendo el castigo real incorporado en Amazonia.

De esta manera y dado que el castigo por deterioro de activos de Sidor se reconoció en los estados financieros de Amazonia en 2001, los estados financieros de Hylsamex correspondientes a 2002 y 2001 están ahora preparados como si la información definitiva sobre dicho castigo se hubiese conocido desde el cuarto trimestre de 2001, tal y como lo establecen los principios contables.

Este ajuste sólo afecta a la "Inversión en Acciones de Subsidiarias y Asociadas no consolidadas", en el estado de situación financiera y a las partidas, "Otras operaciones financieras" y "Participación en los resultados de subsidiarias y asociadas no consolidadas". Nótese que las dos partidas ajustadas que afectan al estado de resultados, ocurren después de la "Utilidad de operación" y el "Costo integral de financiamiento", por lo que las cifras de EBITDA reportadas con anterioridad permanecen sin cambio.

Así, la información trimestral originalmente reportada y ahora ajustada, del cuarto trimestre de 2001 al cuarto trimestre del 2002, queda como sigue en millones de pesos:

	S10:		R08:		R12:	
	ORIGINAL	AJUSTADA	ORIGINAL	AJUSTADA	ORIGINAL	AJUSTADA
4T01	1,028	650	(96)	(96)	(261)	(639)
1T02	488	527	(444)	(36)	(533)	(126)
2T02	593	636	(31)	(31)	166	166
3T02	606	606	306	(102)	(8)	(11)
4T02	457	457	(268)	(268)	(123)	(123)
2001	1,028	650	(342)	(342)	(482)	(860)
2002	457	457	(437)	(437)	(498)	(94)

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS:	$	(7,919,855)
IMPUESTO DIFERIDO EN CAPITAL		90,704

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL		2,473,326
TOTAL	$	(5,355,825)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

CLAVE DE COTIZACIÓN:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 200. TRIMESTRE: 4 AÑO

(Millones de Pesos)

Impresión Fina

SECTOR 1: ____________

SECTOR 2: ____________

SECTOR 3: ____________

CLAVE DE COTIZACIÓN:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 200. TRIMESTRE: 4 AÑO

(Millones de Pesos)

Impresión Fina

SECTOR 1: ______

SECTOR 2: ______

SECTOR 3: ______

CLAVE DE COTIZACIÓN

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVC

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 200. TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Impresión Fina

PAIS 1: ______

PAIS 2: ______

PAIS 3: ______

CLAVE DE COTIZACIÓN

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 200. TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Impresión Fina

PAIS 1: ____________________

PAIS 2: ____________________

PAIS 3: ____________________

EXHIBIT 12

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsamex First Quarter 2003 Financial Statements delivered to Mexican Stock Exchange

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VI]

Nombre del sobre: Hylsamex.ens

Longitud del sobre: 24837 bytes.

Fecha de recepcion: Apr 29 2003 12:53:11:083PM.

Folio de recepcion: 21774.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSA MEX

Abril 29, 2003


COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO

A ABR. 29 2003 V
DIR. GRAL. DE PROGRAMACION PRESUPUESTO Y REC. MATERIALES
CORRESPONDENCIA Y ARCHIVO

COMISION NACIONAL BANCARIA Y DE VALORES
Insurgentes Sur N° 1971, Torre Sur
Col. Guadalupe Inn 01020 México, D.F.

At'n: C.P. Ricardo Piña Gutiérrez
Director de Vigilancia de Emisoras

De conformidad con el Título Cuarto, artículo 33 numeral II de la Circular Unica de la CNBV de fecha 19 de marzo de 2003 y con relación a la Información Financiera por el 1° trimestre de 2003 reportada por Hylsamex, S.A. de C.V., hacemos constar lo siguiente:

> "Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asímismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas".

La información financiera trimestral de referencia ha sido enviada a la Bolsa Mexicana de Valores el día de hoy, a través del sistema electrónico SIFIC.

Atentamente,

Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortíz L.
Director de Finanzas

AV. MUNICH 101, 66452 SAN NICOLAS DE LOS GARZA, N.L. MEXICO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE MARZO DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**28,876,734**	**100**	**27,425,751**	**100**
2	**ACTIVO CIRCULANTE**	**5,910,026**	**20**	**4,673,548**	**17**
3	EFECTIVO E INVERSIONES TEMPORALES	548,766	2	309,443	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	2,095,784	7	1,695,099	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	668,983	2	538,931	2
6	INVENTARIOS	2,596,493	9	2,130,075	8
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**168,489**	**1**	**534,644**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	125,248	0	452,740	2
11	OTRAS INVERSIONES	43,241	0	81,904	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**20,230,329**	**70**	**19,786,779**	**72**
13	INMUEBLES	1,094,906	4	1,126,775	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	37,556,091	130	36,594,678	133
15	OTROS EQUIPOS	194,898	1	200,202	1
16	DEPRECIACION ACUMULADA	18,847,065	65	18,239,046	67
17	CONSTRUCCIONES EN PROCESO	231,499	1	104,170	0
18	**ACTIVO DIFERIDO (NETO)**	**2,567,890**	**9**	**2,430,780**	**9**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**18,191,943**	**100**	**18,628,634**	**100**
21	**PASIVO CIRCULANTE**	**2,705,885**	**15**	**7,578,581**	**41**
22	PROVEEDORES	1,392,702	8	1,251,117	7
23	CREDITOS BANCARIOS	222,923	1	4,141,607	22
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	87,352	0	179,794	1
26	OTROS PASIVOS CIRCULANTES	1,002,908	6	2,006,063	11
27	**PASIVO A LARGO PLAZO**	**11,843,052**	**65**	**7,575,822**	**41**
28	CREDITOS BANCARIOS	7,560,688	42	3,109,784	17
29	CREDITOS BURSATILES	3,959,253	22	4,465,921	24
30	OTROS CREDITOS	323,111	2	117	0
31	**CREDITOS DIFERIDOS**	**3,643,006**	**20**	**3,474,231**	**19**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**10,684,791**	**100**	**8,797,117**	**100**
34	**PARTICIPACION MINORITARIA**	**1,810,513**	**17**	**1,998,402**	**23**
35	**CAPITAL CONTABLE MAYORITARIO**	**8,874,278**	**83**	**6,798,715**	**77**
36	**CAPITAL CONTRIBUIDO**	**5,721,868**	**54**	**3,035,128**	**35**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	4,975,129	47	2,393,924	27
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	746,739	7	641,204	7
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**3,152,410**	**30**	**3,763,587**	**43**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,410,183	88	8,522,040	97
43	RESERVA PARA RECOMPRA DE ACCIONES	0	0	1,026,983	12
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(5,882,053)	(55)	(5,893,519)	(67)
45	**RESULTADO NETO DEL EJERCICIO**	(375,720)	(4)	108,083	1

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)
Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**548,766**	**100**	**309,443**	**100**
46	EFECTIVO	78,244	14	80,363	26
47	INVERSIONES TEMPORALES	470,522	86	229,080	74
18	**CARGOS DIFERIDOS**	**2,567,890**	**100**	**2,430,780**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,747,330	68	1,799,068	74
49	CREDITO MERCANTIL	33,711	1	5,101	0
50	IMPUESTOS DIFERIDOS	494,615	19	313,594	13
51	OTROS	292,234	11	313,017	13
21	**PASIVO CIRCULANTE**	**2,705,885**	**100**	**7,578,581**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	808,405	30	4,214,228	56
53	PASIVOS EN MONEDA NACIONAL	1,897,480	70	3,364,353	44
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,002,908**	**100**	**2,006,063**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	93,556	9	255,699	13
58	OTROS PASIVOS CIRCULANTES SIN COSTO	909,352	91	1,750,364	87
27	**PASIVO A LARGO PLAZO**	**11,843,052**	**100**	**7,575,822**	**100**
59	PASIVO EN MONEDA EXTRANJERA	11,843,052	100	6,999,521	92
60	PASIVO EN MONEDA NACIONAL	0	0	576,301	8
29	**CREDITOS BURSATILES LARGO PLAZO**	**3,959,253**	**100**	**4,465,921**	**100**
61	OBLIGACIONES	3,230,130	82	3,736,684	84
62	PAGARE DE MEDIANO PLAZO	729,123	18	729,237	16
30	**OTROS CREDITOS**	**323,111**	**100**	**117**	**100**
63	OTROS CREDITOS CON COSTO	323,111	100	117	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,643,006**	**100**	**3,474,231**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,469,949	68	2,381,871	69
67	OTROS	1,173,057	32	1,092,360	31
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(5,882,053)**	**100**	**(5,893,519)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(5,882,053)	(100)	(5,893,519)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	3,204,141	(2,905,033)
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,173,057	1,092,360
74	NUMERO DE FUNCIONARIOS (*)	192	197
75	NUMERO DE EMPLEADOS (*)	2,614	2,565
76	NUMERO DE OBREROS (*)	4,426	4,208
77	NUMERO DE ACCIONES EN CIRCULACION (*)	506,340,463	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**3,872,255**	**100**	**2,806,294**	**100**
2	COSTO DE VENTAS	3,363,260	87	2,556,739	91
3	**RESULTADO BRUTO**	**508,995**	**13**	**249,555**	**9**
4	GASTOS DE OPERACION	295,413	8	274,497	10
5	**RESULTADO DE OPERACION**	**213,582**	**6**	**(24,942)**	**(1)**
6	COSTO INTEGRAL DE FINANCIAMIENTO	528,761	14	(52,238)	(2)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(315,179)**	**(8)**	**27,296**	**1**
8	OTRAS OPERACIONES FINANCIERAS	(3,685)	0	36,891	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(311,494)**	**(8)**	**(9,595)**	**0**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(133,894)	(3)	(269,936)	(10)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(177,600)**	**(5)**	**260,341**	**9**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(202,595)	(5)	(127,850)	(5)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(380,195)**	**(10)**	**132,491**	**5**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(380,195)**	**(10)**	**132,491**	**5**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(380,195)**	**(10)**	**132,491**	**5**
19	PARTICIPACION MINORITARIA	(4,475)		24,408	1
20	**RESULTADO NETO MAYORITARIO**	**(375,720)**	**(10)**	**108,083**	**4**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**3,872,255**	**100**	**2,806,294**	**100**
21	NACIONALES	2,902,143	75	2,375,339	85
22	EXTRANJERAS	970,112	25	430,955	15
23	CONVERSION EN DOLARES (***)	94,389	2	43,645	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**528,761**	**100**	**(52,238)**	**100**
24	INTERESES PAGADOS	255,961	48	296,650	568
25	PERDIDA EN CAMBIOS	524,358	99	(184,635)	(353)
26	INTERESES GANADOS	28,727	5	30,506	58
27	GANANCIA EN CAMBIOS	92,079	17	(18,376)	(35)
28	RESULTADO POR POSICION MONETARIA	(130,752)	(25)	(152,123)	(291)
8	**OTRAS OPERACIONES FINANCIERAS**	**(3,685)**	**100**	**36,891**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(3,685)	(100)	36,891	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(133,894)**	**100**	**(269,936)**	**100**
32	I.S.R.	(138,986)	(104)	(273,014)	(101)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	5,092	4	3,078	1
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2003**

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	3,872,256	2,806,295
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	14,731,509	12,123,504
39	RESULTADO DE OPERACION (**)	976,390	265,700
40	RESULTADO NETO MAYORITARIO (**)	(997,811)	2,382,807
41	RESULTADO NETO (**)	(1,196,230)	2,369,646

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2003**

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 31 DE MARZO DE 2003 Y 2002
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(380,195)**	**132,491**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	397,494	199,631
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**17,299**	**332,122**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(186,841)	552,561
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**(169,542)**	**884,683**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	340,649	(910,814)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(10,354)	(10,753)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**330,295**	**(921,567)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(202,339)**	**(44,199)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(41,586)	(81,083)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	590,352	390,526
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	548,766	309,443

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**397,494**	**199,631**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	335,004	312,890
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	32,507	42,933
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	29,983	(156,192)
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(186,841)**	**552,561**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(10,401)	(12,689)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(101,324)	(28,016)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	55,094	(124,653)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	104,002	91,687
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(234,212)	626,232
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**340,649**	**(910,814)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	3,511	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	48,556	499,017
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	36,170	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	105,106	(864,875)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	93,239	(543,720)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	54,067	(1,236)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(10,354)**	**(10,753)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(10,354)	(10,753)
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(202,339)**	**(44,199)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	3,372	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(99,695)	(45,494)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(106,016)	1,295

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(9.82)	%	4.72	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(11.24)	%	35.05	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(4.14)	%	8.64	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(34.39)	%	114.82	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.51	veces	0.44	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.73	veces	0.61	veces
8	ROTACION DE INVENTARIOS (**)	4.84	veces	5.04	veces
9	DIAS DE VENTAS POR COBRAR	42	días	47	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	7.95	%	10.30	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	63.00	%	67.92	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.70	veces	2.12	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	69.54	%	60.20	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	58.54	%	38.29	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.83	veces	(0.08)	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.81	veces	0.65	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.18	veces	0.62	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.22	veces	0.34	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.32	veces	0.25	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	20.28	%	4.08	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	0.45	%	11.83	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(4.83)	%	19.69	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(0.66)	veces	2.98	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	103.13	%	98.83	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(3.13)	%	1.17	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	49.27	%	102.93	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe		Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(2.43)	$	9.67
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00	$	.00
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(2.43)	$	9.67
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00	$	.00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00	$	.00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	17.53	$	27.89
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.00
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		.30 veces		.24 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		(2.13)veces		.70 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00 veces		.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$	(8,092,983)
IMPUESTO DIFERIDO EN CAPITAL		94,115
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL		2,116,815
TOTAL	$	(5,882,053)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Final

RESULTADOS AL PRIMER TRIMESTRE DE 2003

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps) con poder adquisitivo del 31 de marzo del año 2003 y en toneladas métricas. Algunas cifras se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes.

HECHOS SOBRESALIENTES

* Hylsamex vendió 722,800 toneladas de productos de acero durante 1T03, volumen 2% y 16% superior al trimestre inmediato anterior y a 1T02, respectivamente. El incremento se debió a mayores embarques de productos planos a mercados internacionales.

* Las ventas al mercado doméstico totalizaron 526,700 toneladas, nivel similar al de 4T02 y solamente 1% inferior al de 1T02. Aunque Hylsamex registró incrementos sólidos en la venta de productos planos, los paros programados por mantenimiento en la División Alambrón y Varilla limitaron las ventas totales.

* Los embarques de exportación continuaron a la alza, alcanzando 27% de las ventas totales registradas en este trimestre. El incremento se debió a mejor demanda de productos de acero en Asia.

* El ingreso por tonelada fue de US$491 en 1T03, 1% inferior al de 4T02 pero 5% superior al de hace un año. Hylsamex implementó incrementos en precios a través del trimestre, aunque estos no se reflejaron debido a la depreciación del Peso y a una ligera variación en mezcla.

* El costo de ventas unitario ascendió a US$426, permaneciendo similar a de los dos trimestres en comparación. La Compañía pudo mantener el nivel de costos a pesar de haberse registrado incrementos significativos en los precios de energía y chatarras.

* Hylsamex registró un EBITDA de Ps.549 millones (US$50 millones) en 1T03, 3% y 91% superior al de 4T02 y 1T02, respectivamente. El margen de EBITDA para este trimestre fue de 14.2% y las cifras por tonelada permanecen a niveles competitivos.

RESUMEN

Hylsamex reportó un EBITDA de Ps.549 millones (US$50 millones) durante el primer trimestre de 2003, nivel 3% superior al EBITDA de Ps.532 millones (US$51 millones) obtenido en el trimestre anterior, y 91% mejor que el de Ps.288 millones (US$30 millones) obtenido en el primer trimestre de hace un año. Durante el trimestre la Compañía incrementó su volumen de ventas e incrementó los precios de algunos de sus productos. Adicionalmente, se logró contrarrestar parcialmente el incremento en precios de gas natural y de chatarras de acero en el trimestre.

La información preliminar de CANACERO para los meses de enero y febrero de

este año muestra un crecimiento en la producción nacional a raíz de que las importaciones de acero a México han disminuido de los niveles observados en trimestres anteriores. La demanda de productos de acero en el mundo se aceleró en este trimestre debido a mayor consumo en Asia. La disponibilidad de acero en otros países se redujo y los tiempos de entrega a México se ampliaron, por lo que los productores Mexicanos retomaran participación de mercado. Hylsamex, por su parte, incrementó la venta de productos planos al mercado nacional en 13%. Por otro lado, la dinámica del mercado de productos no planos es distinta, ya los niveles de importaciones y de demanda en el mercado internacional son menores que en el mercado de productos planos. La producción de productos no planos de Hylsamex se vio afectada debido a los paros programados por mantenimiento en la acería y el horno de recalentamiento en la planta de Puebla durante el trimestre, que limitaron las ventas de billets y de alambrones.

Algunas de las Divisiones de Hylsamex subieron sus precios de venta en este trimestre en diferentes productos y sectores del mercado. Se logró implementar incrementos en dólares a través de 1T03 tanto para el mercado doméstico como el de exportación. Adicionalmente se pasaron incrementos graduales de precios domésticos para reflejar la depreciación del Peso. Sin embargo, la mezcla de ventas, y sobre todo el movimiento en la valuación relativa del Peso, impidieron que se reflejara el incremento en precios, aún y cuando los de alambrón y varilla subieron 2% trimestralmente.

Hylsamex continuó con su programa de reducción de costos durante 1T03. En el trimestre, los costos por tonelada permanecieron similares a los dos trimestres en comparación a pesar de incrementos en el costo del gas natural y de los insumos metálicos. Respecto al gas natural, los pronósticos a finales de 2002 indicaban un alza en el precio para el primer trimestre de este año. Debido a esta subida esperada y al hecho de que la única cobertura que Hylsamex tendría en 1T03 era el contrato a tres años con Pemex, la administración decidió implementar algunas coberturas físicas para contrarrestar el efecto del incremento en precios de gas. Una de las principales acciones tomadas en el trimestre anterior fue incrementar los inventarios de fierro esponja. Dado que los requerimientos de gas natural estaban totalmente cubiertos para el período septiembre-diciembre de 2002, se incrementó el inventario de fierro esponja, ya que los paros por mantenimiento de las plantas "2P" de Puebla y "3M" de Monterrey ya se habían programando para 1T03. Estas acciones ayudaron a limitar el incremento en los costos de gas natural de Hylsamex a pesar de las subidas progresivas en el precio de referencia spot en el sur de Texas, de US$4.635/MMBtu en enero a US$8.705/MMBtu en marzo. Durante el trimestre, Hylsamex adquirió coberturas adicionales que abarcan el 95% de sus requisiciones de gas natural para el resto del año.

La Compañía siguió fortaleciendo sus razones financieras después de la reestructura. La razón de deuda neta a EBITDA (últimos 12 meses) bajó de 5.36 veces en diciembre a 4.85 veces en marzo. De la misma manera, la cobertura de intereses mejoró de 2.04 veces a 2.36 veces. Durante el trimestre, Hylsa repagó el total dispuesto de su línea de liquidez, dejando el monto original de US$40 millones completamente disponible hacia finales de marzo. La administración de Hylsamex implementó un programa de cobertura de tasas de intereses para el período 2005-2007, el cual se espera que proporcione mayor seguridad al los acuerdos de reestructura y refinanciamiento.

MERCADO DEL ACERO

El volumen de ventas para el primer trimestre de 2003 ascendió a 722,800 toneladas, incrementándose 2% del volumen de 705,900 toneladas vendidas durante el trimestre anterior y 16% superiores a las ventas de 623,500 toneladas reportadas en el mismo trimestre de 2002.

Los embarques al mercado doméstico totalizaron 526,700 toneladas, nivel similar al de 527,200 toneladas vendidas en el trimestre anterior, y sólo 1% inferiores al volumen de 534,600 toneladas obtenido en 1T02. Durante el trimestre, Hylsamex incrementó el volumen de productos planos en 13% debido principalmente a ventas adicionales de lámina rolada en caliente a distintos segmentos del mercado como los perfileros y a otros sectores de construcción y a mayores embarques de productos de valor agregado como recubiertos y tubulares. Sin embargo, las ventas de productos no planos bajaron 15% debido a los paros por mantenimiento llevados a cabo durante el trimestre, que afectaron el nivel de producción. De igual manera, la comparación contra el mismo período del año previo arroja un crecimiento en productos planos y una disminución en productos no planos.

Los embarques a los mercados de exportación continuaron creciendo durante el trimestre, totalizando 196,100 toneladas o 27% del volumen de ventas total. En la comparación contra el trimestre anterior, cuando se exportaron 178,700 toneladas de productos de acero, Hylsamex registró un incremento de 10% que incluyó más ventas de productos tanto planos como no planos. Contra el mismo trimestre del año anterior, el volumen de ventas creció 120%. Los embarques de valor agregado totalizaron 83% en este trimestre, en comparación con 79% reportado en los dos trimestres comparables. El ingreso asociado a ventas de exportación ascendió a US$89 millones en el trimestre, y representó 26% del ingreso total.

INGRESO

El ingreso de Hylsamex para el trimestre ascendió a Ps.3,872 millones (US$355 millones), 6% más que el de Ps.3,641 millones (US$351 millones) registrado en el trimestre anterior y 38% superior al ingreso de Ps.2,806 millones (US$290 millones) obtenido en 1T02. El incremento en dólares fue de 1% y 22% versus 4T02 y 1T02, respectivamente. Contra el trimestre anterior, el crecimiento se debió al nivel de embarques, mientras que contra 1T02 se atribuyó tanto a mayor volumen de ventas como a mejores precios.

El ingreso unitario totalizó US$491/ton, cifra 1% inferior a la de US$497/ton obtenida en el trimestre anterior, pero 5% mayor que el ingreso de US$466/ton registrado en el mismo período del año previo. El incremento en ingreso contra el trimestre anterior se debió en su totalidad al mayor volumen de ventas, ya que los precios promedio bajaron 1% (de US$454/ton en 4T02 a US$448/ton en 1T03) y la contribución de otros ingresos permaneció similar en US$43/ton. En esta comparación, la disminución de precios promedios se observó en el mercado de exportación debido principalmente a mayores embarques de productos tales como la lámina caliente ultradelgada, que aunque son de valor agregado, tienen menos margen que otros productos de esta misma categoría. Esta situación afecta el precio promedio de Hylsamex, aunque al mismo tiempo mejora la mezcla de ventas. Sin embargo, los precios promedio

durante marzo subieron 4% con respecto a los de enero, con incrementos de 5% y 1% en el mercado doméstico y de exportación, respectivamente.

El la comparación contra el mismo trimestre del año anterior, el ingreso unitario creció 6%, debido a un incremento en los precios promedio, de US$423/ton a US$448/ton, mientras que los otros ingresos relacionados permanecieron similares. Los precios de venta de todos los productos de Hylsamex subieron desde 1T02, con incrementos de 2% a 11% en las diferentes categorías de productos.

COSTO DE VENTAS

El costo de ventas en el trimestre ascendió a Ps.3,363 millones (US$308 millones), 8% superior al de Ps.3,118 millones (US$301 millones) obtenido en el trimestre anterior y 32% más que el costo de Ps.2,557 millones (US$265 millones) registrado en el mismo trimestre de 2002. En dólares, el incremento contra 4T02 totalizó 3% mientras que contra 1T02 fue de 16%. Esta última comparación indica que el crecimiento en costos en este trimestre se debió, en su mayoría, al incremento en el volumen de ventas.

El costo unitario del trimestre fue de US$426/ton, permaneciendo sin cambio contra el trimestre anterior y ligeramente inferior que el de US$424/ton obtenido en 1T02. El comportamiento similar en costo contra el trimestre pasado se debió a un incremento de US$8/ton en costos variables resultante de mayores precios de gas natural y chatarras, cancelado completamente por una disminución de US$8/ton en costos fijos dado el mayor nivel de embarques. De la misma manera, contra el mismo trimestre de 2002, el incremento en costos variables de US$25/toneladas se canceló parcialmente por la disminución de US$23/ton en costos fijos debido a un mejor prorrateo entre mayor volumen y al efecto positivo de la depreciación del peso sobre una parte de los mismos.

ENERGÍA: En este trimestre, el precio de referencia de gas natural en el sur de Texas subió 62% contra el trimestre anterior y 193% contra el mismo período de 2002. Sin embargo, el costo de gas de Hylsamex se incrementó sólo 31% desde el trimestre pasado debido al contrato de cobertura con Pemex, que limitó la subida en el precio del gas. Aparte de este contrato, otras coberturas físicas implementadas durante el trimestre para contrarrestar el efecto negativo en costo fueron:
* Incremento de inventarios de fierro esponja durante el trimestre anterior, cuando Hylsamex tenía completamente cubierto el requerimiento de gas natural.
* Programación de paros de mantenimiento en las plantas "2P" en Puebla y "3M" en Monterrey a principios del trimestre.
* Aceleración de ritmos de producción de fierro esponja durante febrero para evitar el precio de US$8.70/MMBtu aplicable durante marzo.

Por otro lado, el costo de la electricidad permaneció similar al del trimestre pasado. Históricamente, el incremento en el precio de este insumo ha mostrado un desfase de un mes con respecto a las alzas en precio de hidrocarburos.

COBERTURA DE GAS NATURAL: Durante el trimestre, Hylsamex reforzó considerablemente su programa de cobertura de gas natural para enfrentar los altos precios y la mayor volatilidad de este insumo. Los fundamentales del gas natural, algunos evidentes en los altos precios de los futuros Nymex, requirieron de medidas adicionales para dar mayor certeza y asegurar la

competitividad del fierro esponja.

Para el resto de 2003, Hylsamex tiene cubierto el 95% de su consumo de gas natural con ciertos mecanismos de cobertura que reducen la volatilidad a un rango de entre US$4.95/MMBtu y US$5.26/MMBtu, dependiendo del comportamiento de los precios spot. Para el período enero-diciembre 2004 se tiene una cobertura por el 63% del consumo esperado en un túnel de entre US$4.12 y US$5.00/MMBtu. Hylsamex está constantemente buscando alternativas de cobertura adicional para sus requerimientos de gas natural.

CARGA METÁLICA: El costo promedio ponderado de la carga metálica para este trimestre subió 7% en comparación al trimestre anterior y 17% versus el mismo período de 2002. Los precios de todos los insumos metálicos subieron en el trimestre. Contrario al fenómeno de incrementos de precios de gas natural que se observó a finales de 2000 y principios de 2001, cuando los precios de las chatarras estaban en niveles extraordinariamente bajos, en este trimestre, el incremento en el costo del gas natural se llevó a cabo en un ambiente de mejores precios internacionales y por lo tanto, precios de chatarra más altos. Debido a esto, la producción y el consumo de fierro esponja ha ganado cierta competitividad en comparación con el uso de metálicos alternos, resultando ventajoso para Hylsamex seguir operando con fierro esponja. La carga metálica del trimestre se compuso con 50% de fierro esponja, 49% de chatarra tanto doméstica, importada o generada internamente y el resto se compuso de arrabio y hierro reducido en briquetas.

GASTOS DE OPERACIÓN

Los gastos de operación en el trimestre totalizaron Ps.295 millones (US$27 millones), 1% menores a los de Ps.298 millones (US$29 millones) registrados durante el trimestre anterior y 8% superiores a los gastos de Ps.274 millones (US$28 millones) obtenidos en el mismo período de 2002. La disminución contra el trimestre anterior se relacionó a menores gastos de administración a pesar de que el volumen de ventas adicional propició un incremento en los gastos de venta. En contraste, el incremento contra el mismo trimestre de 2002 se debió en su totalidad a más gastos de ventas, debido a gastos por fletes adicionales derivados del incremento en embarques.

FLUJO DE OPERACIÓN

Hylsamex generó Ps.549 millones (US$50 millones) de EBITDA durante el primer trimestre de 2003, nivel 3% superior al de Ps.532 millones (US$51 millones) registrado en 4T02 y 91% superior al EBITDA de Ps.288 millones (US$30 millones) reportado en 1T02. En dólares esta cifra disminuyó US$1 millón debido a la depreciación del Peso en este trimestre. En la comparación contra el primer trimestre de 2002, el incremento de 16% en el volumen de ventas se tradujo en una ganancia de US$20 millones a nivel EBITDA. En contraste, el cambio en la contribución marginal resultó nulo, ya que el incremento en precios promedio durante el año se canceló completamente con el efecto negativo de costos variables resultante de precios de gas natural y chatarras más altos.

El margen de EBITDA para este trimestre fue de 14.2%, ligeramente inferior al de 14.6% obtenido en el trimestre anterior, pero mostrando un crecimiento

sólido en comparación al 10.3% registrado en el primer trimestre de 2002. El EBITDA por tonelada totalizó US$70 comparado con el de US$73/ton del trimestre anterior y el de US$48/ton del mismo trimestre del año previo.

RESULTADO INTEGRAL DE FINANCIAMIENTO

La Compañía registró un costo integral de financiamiento de Ps.529 millones (US$50 millones) en el primer trimestre de 2003, en comparación con el costo de Ps.242 millones (US$23 millones) reportado en 4T02 y contrario a la ganancia financiera de Ps.52 millones (US$5 millones) obtenida en 1T02. Las variables macroeconómicas como la valuación del Peso y el nivel de inflación doméstica durante este trimestre explican las variaciones versus los períodos a comparar, a pesar de un gasto financiero, neto menor.

RESULTADO NETO CONSOLIDADO

Hylsamex registró una pérdida neta consolidada de Ps.380 millones (US$36 millones) durante el primer trimestre de 2003. Este resultado ocurrió a pesar de haber generado utilidad de operación en el trimestre, y se debió a las pérdidas por fluctuaciones cambiarias originadas por la devaluación del peso, mismas que se ven reflejadas en el resultado integral de financiamiento, y por la pérdida registrada en relación a los resultados de Sidor.

DEUDA, NETA

La deuda, neta de caja, ascendió a US$1,055 millones al 31 de marzo de 2003, US$1 millón menor a la de US$1,056, millones reportada al 31 de diciembre de 2002.

COBERTURA DE TASAS DE INTERÉS: Hylsamex implementó un programa completo de cobertura de tasas de interés durante el primer trimestre de 2003. Se definió una serie de CAPS de tasa de interés para las distintas subsidiarias y la empresa tenedora aplicando metodologías de stress test y VAR. Se decidió seleccionar este tipo de instrumentos de cobertura ya que proveen mayor flexibilidad al eliminar riesgo y permitir que la empresa obtenga beneficios de tasas LIBOR bajas en sus créditos con tasa de interés variable. La administración de Hylsamex espera que estas coberturas proporciones mayor certidumbre al programa de reestructura, en lo que se refiere al cumplimiento de las razones financieras.

Los montos, niveles de tasa de interés y el tiempo que abarca la cobertura se basaron a lo siguiente:
* No se contempló el período 2003-2004 debido a los niveles bajos de tasas de interés prevalecientes, niveles de deuda PIK y razones financieras requeridas por los contratos.
* Los niveles de los CAP seleccionados están enfocados a proporcionar a los acreedores mayor confianza de que Hylsamex y sus subsidiarias cumplirán con las obligaciones financieras durante el período 2005-2007. La administración estima que estos niveles de CAP otorgan mayor flexibilidad para que ciertas subsidiarias obtengan nuevos financiamientos en caso de requerirlos.
* El período de cobertura se limitó a 2005-2007, ya que los niveles de deuda después del año 2007 son significativamente menores, por lo que Hylsamex y sus

subsidiarias pueden mantener flexibilidad financiera con mayor nivel de confianza sin utilizar coberturas financieras.

CAPITAL DE TRABAJO: La inversión en capital de trabajo en este trimestre se debió a mayores niveles de inventario resultantes de mayor actividad en las unidades de productos planos.

INVERSIONES EN ACTIVO FIJO: Hylsamex gastó US$10 millones en inversiones de capital, que comprendieron principalmente inversiones en activo fijo en Galvak (US$5 millones) y en cargos diferidos relacionados con el descapote de las minas. Al 31 de marzo de 2003, Galvak había gastado aproximadamente US$10 millones asociados en su programa de expansión. Esta subsidiaria espera el equipo nuevo a partir del mes de mayo, y espera empezar a operar algunas de sus expansiones para finales de este año.

LIQUIDEZ: Hylsamex terminó el trimestre con un balance de efectivo de US$51 millones, comparado con el de US$56 millones registrado al 31 de diciembre de 2002. A finales del trimestre, Hylsa pagó los US$11 millones que había dispuesto de su línea revolvente a 30 meses, dejando el monto original de US$40 millones disponible para cubrir necesidades financieras no previstas.

PARTICIPACIÓN EN RESULTADOS DE COMPAÑÍAS ASOCIADAS

La información de Sidor y Amazonia contenida en este reporte es preliminar. Como se explica más adelante, la situación financiera de Sidor y Amazonia está sujeta a cambios como resultado de proceso actual de reestructuración, que pudieran resultar en ajustes potenciales desfavorables.

La participación minoritaria de Hylsamex en los resultados de Amazonia de 1T03, resultó en una pérdida por Ps.203 millones (US$19 millones), en comparación con la pérdida de Ps.125 millones (US$12 millones) registrada en 4T02, y con la pérdida de Ps.128 millones (US$13 millones) registrada en el mismo trimestre del año anterior. El 75% de la pérdida en el primer trimestre de 2003 se debió al incremento en la provisión en impuestos diferidos resultantes de la devaluación del Bolívar.

SITUACIÓN FINANCIERA:

El 18 de diciembre de 2001 Sidor y Amazonia dejaron de pagar intereses por US$31.3 millones y US$8.1 millones, respectivamente. Tal incumplimiento fue el resultado de condiciones negativas del mercado internacional del acero a nivel mundial, que afectaron los mercados domésticos y de exportación de Sidor. Desde entonces, la compañía ha dejado de efectuar otros pagos de intereses de su deuda.

Como se anunció en octubre de 2001, Sidor y Amazonia iniciaron conversaciones con sus bancos acreedores y con las entidades controladas por Gobierno Venezolano, con el objetivo especifico de reestructurar la reprogramación de sus obligaciones financieras. Hylsamex no puede asegurar el resultado de estas discusiones.

La inversión de Hylsamex en Amazonia, la principal accionista en Sidor, se mantiene a través de Hylsa Latin LLC, una subsidiaria 100% de Hylsamex, S.A.

de C.V. (la compañía tenedora). Al final del trimestre, el valor en libros de la participación que Hylsamex tiene en Amazonia totalizó Ps.126 millones (US$12 millones).

Al 31 de marzo de 2003, Hylsamex, S.A. de C.V. (la compañía tenedora) tenía una exposición adicional por US$26.6 millones con respecto a la garantía para el pago de la deuda que Sidor tiene con el Fondo de Inversiones de Venezuela. Hylsa Latin tenía una exposición adicional de US$239.8 millones como garantía para el pago de la deuda de Sidor con el Fondo de Inversiones de Venezuela. Hylsa, S.A. de C.V., la subsidiaria que produce el acero de Hylsamex, no tiene contingencias relacionadas con Amazonia o Sidor.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE MARZO DE 2003 COMPARATIVOS CON 2002

Millones de pesos de poder adquisitivo del 31 de marzo de 2003
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociada son:

% de tenencia
al 31 de marzo de (a)
2003 2002
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias: 100 100
Hylsa Puebla, S. A. de C. V. (Hylsa Puebla) 100 100
Hylsa Norte, S. A. de C. V. (Hylsa Norte) 100 100
Pegi, S. A. de C. V. (Pegi) (b) 52 52
Consorcio Minero Benito Juárez
Peña Colorada, S. A. de C. V. (Peña Colorada) 51 51
Peña Servicios, S. A. de C. V. 100 100
Las Encinas, S. A. de C. V. 100 100
Comercializadora Las Encinas, S. A. de C. V. 100 100
Aceros Prosima, S. A. de C. V. 100 100
Materiales y Aceros Masa, S. A. de C. V. 100 100
Técnica Industrial, S. A. de C. V. 100 100
Transamerica E. & I., Corp. 100 100
Ferropak Servicios, S. A. de C. V. 100 100
Ferropak Comercial, S. A. de C. V. 100 100

Galvak, S. A. de C. V. (GALVAK) y subsidiarias: 100 100
Galvacer America, Inc. 100 100
Galvacer Chile, S. A. 100 100
Galvacer Costa Rica, S. A. 100
Acerex, S. A. de C. V. 51 51
Acerex Servicios, S. A. de C. V. 100 100
Ferropción, S. A. de C. V. (antes Galvanet, S. A. de C. V.) (c) 100

Hylsa Latin, LLC. (Hylsa Latin) y asociadas: 100 100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) (d) 37 37
CVG Siderúrgica del Orinoco, C. A. (Sidor) 70 70

Express Anáhuac Operadora, S. A. de C. V. 100 100
Express Anáhuac, S. A. de C. V. 100 100

Express Anáhuac Inmobiliaria, S. A. de C. V. 100 100

Express Anáhuac Servicios, S. A. de C. V. 100 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) El 17 de diciembre de 2002 los accionistas de Pegi acordaron iniciar el proceso de liquidación de la entidad. Los efectos derivados han sido reconocidos en los estados financieros de dicho año.

(c) A partir de junio de 2002 GALVAK posee la mayoría de las acciones representativas del capital social de Ferropción S. A. de C. V. (antes Galvanet, S. A. de C. V.).

(d) Amazonia es propietaria del 70.0% del capital común de Sidor, empresa venezolana.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de marzo de 2003.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 104.3115, 98.6625 y 94.1715 al 31 de marzo de 2003, 2002 y 2001, respectivamente (base segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Efectivo y equivalentes de efectivo

La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada

La inversión en la compañía asociada (véase inciso (d) en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

d. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación normal.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

g. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

h. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de

cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido.

k. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. Pérdida por acción

La pérdida por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Pérdida integral

Los diferentes conceptos que integran el capital perdido durante el ejercicio

se muestran en el estado de variaciones en el capital contable, bajo el concepto de pérdida integral.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	10,141,597
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,450,002
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	42,184
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	59,449
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(9,647)
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 HYLSA LATIN LLC		12,831,079	0.00	108,373	154,938
9 ELIMINACIONES		1	0.00	0	(786,433)
10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,573,052**	**11,052,140**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	125,248
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**125,248**
OTRAS INVERSIONES PERMANENTES					**43,241**
T O T A L					**11,220,629**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	9,064,808	2,209,988	6,854,820	28,491,283	16,637,077	18,709,026
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**9,064,808**	**2,209,988**	**6,854,820**	**28,491,283**	**16,637,077**	**18,709,026**
ACTIVOS NO DEPRECIABLES						
TERRENOS	159,044	0	159,044	935,862	0	1,094,906
CONSTRUCCIONES EN PROCESO	218,223	0	218,223	13,276	0	231,499
OTROS	194,898	0	194,898	0	0	194,898
TOTAL NO DEPRECIABLES	**572,165**	**0**	**572,165**	**949,138**	**0**	**1,521,303**
TOTAL	**9,636,973**	**2,209,988**	**7,426,985**	**29,440,421**	**16,637,077**	**20,230,329**

OBSERVACIONES

CLAVE DE COTIZACION: HYLSAMX
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2003

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
ABN AMRO	20/07/2007	5.03	0	0	0	0	0	0	0	0	4,122	2,473	11,785	18,685	19,785	6,595
BANAMEX	31/03/2010	5.56	0	0	0	0	112,869	211,183	233,349	817,690	0	0	0	0	0	0
BBVA MADRID	31/03/2010	5.29	0	0	0	0	0	0	0	0	0	0	2,081	3,654	4,032	14,942
BBVA-BANCOMER	31/03/2010	5.49	0	0	8,950	5,370	99,626	186,244	201,467	538,333	0	0	0	0	0	0
BANCOMEXT	20/07/2007	4.40	0	0	16,825	10,094	371,120	210,122	80,753	28,918	0	0	0	0	0	0
BANK OF AMERICA	20/07/2007	6.60	0	0	0	0	0	0	0	0	41,144	2,561	12,205	19,353	20,491	6,830
BANK OF MONTREAL	31/03/2010	5.56	0	0	0	0	0	0	0	0	0	0	3,097	5,437	6,000	22,235
BANORTE	31/03/2010	5.20	0	0	9,085	5,451	48,503	80,731	87,245	176,256	0	0	0	0	0	0
BARKLAYS BANK	31/03/2010	5.56	0	0	0	0	0	0	0	0	0	0	12,538	27,512	30,491	93,233
BITAL	31/03/2010	5.47	0	0	5,236	3,141	47,029	80,012	87,229	238,513	0	0	0	0	0	0
CITIBANK	20/07/2007	5.03	0	0	0	0	0	0	0	0	10,767	6,460	30,784	48,811	51,662	17,227
COMERICA BANK	31/03/2009	4.84	0	0	17,917	5,972	23,890	17,917	0	0	5,047	3,028	72,043	87,411	41,645	37,941
COMMERCE BANK	31/12/2007	5.40	0	0	0	0	0	0	0	0	1,472	883	4,209	31,923	35,651	2,355
CREDIT AGRICOLE INDOSUEZ	20/07/2007	5.03	0	0	0	0	0	0	0	0	3,365	2,019	9,620	15,253	16,151	5,384
CREDIT SUISSE FIRST BOSTON	20/07/2007	5.03	0	0	0	0	0	0	0	0	6,729	4,038	19,240	30,507	32,301	10,767
DEKABANK	31/12/2005	5.04	0	0	0	0	0	0	0	0	0	0	2,432	2,413	0	0
DEUTSCHE BANK	31/03/2010	5.56	0	0	0	0	0	0	0	0	0	0	6,268	13,755	15,246	46,617
EXIM BANK	31/03/2010	5.29	0	0	0	0	0	0	0	0	0	0	18,831	33,056	36,475	135,175
EXPORT DEVELOPMENT CORP.	31/03/2010	5.08	0	0	0	0	0	0	0	0	6,729	4,038	21,346	34,205	36,380	25,886
FIDEICOMISO DE FOMENTO MINER	13/11/2007	4.84	0	0	8,550	2,850	11,400	11,400	11,400	7,601	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	31/03/2010	5.29	0	0	0	0	0	0	0	0	2,208	1,325	14,313	21,713	18,222	26,842
HSBC BANK	31/03/2010	5.56	0	0	0	0	0	0	0	0	0	0	9,403	20,634	22,869	69,924
HYPO-VEREINSBANK MUNICH	31/03/2010	5.29	0	0	0	0	0	0	0	0	0	0	16,930	29,719	32,793	121,528
HYPO-VEREINSBANK NY	31/03/2010	5.54	0	0	0	0	0	0	0	0	0	0	21,591	34,187	32,397	120,063
INBURSA	31/03/2010	5.19	0	0	4,711	2,826	13,468	29,975	33,655	98,104	0	0	0	0	0	0
ING	31/12/2005	5.04	0	0	0	0	0	0	0	0	0	0	2,432	2,413	0	0
JPMORGAN CHASE BANK	31/03/2010	5.56	0	0	0	0	0	0	0	0	0	0	40,604	75,705	82,324	210,356
KREDITANSTALT FUR WIEDERAFBA	31/03/2010	5.29	0	0	0	0	0	0	0	0	0	0	34,960	61,369	67,716	250,956

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **1** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
LRP	31/12/2005	5.04	0	0	0	0	0	0	0	0	0	0	4,865	4,826	0	0
SCHLESWING-HOLSTEIN	31/12/2005	5.04	0	0	0	0	0	0	0	0	0	0	2,432	2,413	0	0
STANDARD CHARTERED	31/03/2009	5.56	0	0	0	0	0	0	0	0	0	0	16,106	22,052	23,226	51,694
SUMITOMO MITSUI BANKING	31/03/2009	5.56	0	0	0	0	0	0	0	0	0	0	8,120	14,153	15,092	27,655
WEST LB	31/03/2010	5.44	0	0	0	0	0	0	0	0	4,711	2,826	47,753	73,598	70,911	171,856
TOTAL BANCARIOS			0	0	71,274	35,704	727,905	827,584	735,098	1,901,415	86,294	29,651	445,988	734,757	711,880	1,476,061
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
EUROBONO 2007	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	1,496,605
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,733,525
PAGARE MEDIANO PLAZO	09/03/2007	8.75	0	0	0	0	0	0	729,123	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	0	0	729,123	0	0	0	0	0	0	3,230,130
PROVEEDORES																
OTROS PROVEEDORES	28/03/2004		1,044,827	0	347,875	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			1,044,827	0	347,875	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	28/03/2004		765,301	0	237,607	0	323,111	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			765,301	0	237,607	0	323,111	0	0	0	0	0	0	0	0	0
			1,810,128	0	656,756	35,704	1,051,016	827,584	1,464,221	1,901,415	86,294	29,651	445,988	734,757	711,880	4,706,191

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	86,509	931,451	0	0	931,451
OTROS	7,880	84,845	0	0	84,845
TOTAL	**94,389**	**1,016,296**			**1,016,296**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	60,494	651,345	0	0	651,345
INVERSIONES	395	4,253	0	0	4,253
OTROS	15,276	164,478	0	0	164,478
TOTAL	**76,165**	**820,076**			**820,076**
SALDO NETO	**18,224**	**196,220**			**196,220**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**141,538**	**1,523,954**	0	0	**1,523,954**
PASIVO	**1,175,011**	**12,651,457**			**12,651,457**
CORTO PLAZO	75,081	808,405	0	0	808,405
LARGO PLAZO	1,099,930	11,843,052	0	0	11,843,052
SALDO NETO	**(1,033,473)**	**(11,127,503)**			**(11,127,503)**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

**CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)**

ANEXO 7

**CONSOLIDADO
Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	4,037,726	(14,859,607)	(10,821,881)	0.01	54,118
FEBRERO	4,022,660	(15,345,061)	(11,322,401)	0.00	11,868
MARZO	4,127,698	(15,448,323)	(11,320,624)	0.01	85,785
ACTUALIZACION:	0	0	0	0.00	(21,019)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**130,752**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	12.58
ELECTRODOS	UCAR CARBON MEXICANA				0.94
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.54
ALEACIONES	CIA. MINERA AUTLAN				2.22
ZINC	PEÑOLES				1.84
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.04
CAL	REGIO CAL				1.00
PINTURA					1.24
BRIQUETA					0.70

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			527	2,902,143			
T O T A L				2,902,143			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			196	970,112			
TOTAL				970,112			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2002** — 272,787

Número de acciones en circulación a la misma fecha de la CUFIN : — 506,340,463
(En Unidades)

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA
(Información del año actual)

SALDO DE CUFIN AL 31 DE MARZO DE 2003 — 276,360

Número de acciones en circulación a la misma fecha de la CUFIN : — 506,340,463
(En Unidades)

CLAVE DE COTIZACION **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **1997**

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA	
SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2002**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	506,340,463

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

CLAVE DE COTIZACION HYLSAMX TRIMESTRE: 1 AÑO: 2003

RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2002** 0

Número de acciones en circulación a la misma fecha de la CUFIN : 506,340,463
(En Unidades)

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE MARZO DE 2003

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* *FACTOR PARA UFIN REINVERTIDA:*	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **31** DE MARZO DE 2003 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : 506,340,463
(En Unidades)

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2002
(Antes de UFIN reinvertida del ejercicio anterior 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : 506,340,463
(En Unidades)

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2003**

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		1	506,340,463			506,340,463	4,975,129	
TOTAL			**506,340,463**	**0**	**0**	**506,340,463**	**4,975,129**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
506,340,463

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.16
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **31** DE **MARZO** DE **2003** Y **2002**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. GERARDO A. GONZALEZ VILLARREAL
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, A 29 DE ABRIL DE 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: FECHA: 29/04/200: 12:59

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HYLSAMEX, S.A. DE C.V.
DO MICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 2828
FAX: 01 81 8865 1210 **AUTOMATICO:** X
E-MAIL: webmaster@hylsamex.com.mx
DIRECCION DE INTERNET www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HYL930427BY1
DOMICILIO AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE: ING. DIONISIO GARZA MEDINA
DOMICILIO: GOMEZ MORIN 1111
COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1111
FAX: 01 81 8748 2552
E-MAIL: dgarzam@alfa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 29/04/200: 12:59

TELEFONO: 01 81 8865 1701
FAX: 01 81 8865 2121
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA
NOMBRE: C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1236
FAX: 01 81 8865 1210
E-MAIL: shmartinez@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1318
FAX: 01 81 8865 1310
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO: GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 29/04/200: 12:59

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1224
FAX:	01 81 8331 1885
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

NOTAS A LOS ESTADOS FINANCIEROS (1)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$ (8,092,983)
IMPUESTO DIFERIDO EN CAPITAL	94,115
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,116,815
TOTAL	$ (5,882,053)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

EXHIBIT 13

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsamex Second Quarter 2003 Financial Satements delivered to Mexican Stock Exchange

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VIL

Nombre del sobre: Hylsamex.ens

Longitud del sobre: 26221 bytes.

Fecha de recepcion: Jul 28 2003 12:33:24:676PM.

Folio de recepcion: 28001.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA
AL 30 DE JUNIO DE 2003 Y 2002
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**29,250,849**	**100**	**28,848,478**	**100**
2	**ACTIVO CIRCULANTE**	**6,317,637**	**22**	**5,327,698**	**18**
3	EFECTIVO E INVERSIONES TEMPORALES	601,942	2	395,300	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	2,191,095	7	1,799,800	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	705,319	2	699,959	2
6	INVENTARIOS	2,760,829	9	2,165,280	8
7	OTROS ACTIVOS	58,452	0	267,359	1
8	**LARGO PLAZO**	**556,339**	**2**	**644,172**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	513,145	2	562,136	2
11	OTRAS INVERSIONES	43,194	0	82,036	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**19,843,423**	**68**	**20,457,716**	**71**
13	INMUEBLES	1,093,704	4	1,128,420	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	36,760,996	126	38,505,877	133
15	OTROS EQUIPOS	193,959	1	200,828	1
16	DEPRECIACION ACUMULADA	18,573,544	63	19,438,578	67
17	CONSTRUCCIONES EN PROCESO	368,308	1	61,169	0
18	**ACTIVO DIFERIDO (NETO)**	**2,533,450**	**9**	**2,418,892**	**8**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**18,276,972**	**100**	**19,918,208**	**100**
21	**PASIVO CIRCULANTE**	**3,038,599**	**17**	**8,870,781**	**45**
22	PROVEEDORES	1,414,663	8	1,455,958	7
23	CREDITOS BANCARIOS	373,560	2	4,829,474	24
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	88,652	0	84,819	0
26	OTROS PASIVOS CIRCULANTES	1,161,724	6	2,500,530	13
27	**PASIVO A LARGO PLAZO**	**11,656,266**	**64**	**7,612,960**	**38**
28	CREDITOS BANCARIOS	7,418,632	41	2,798,372	14
29	CREDITOS BURSATILES	3,875,349	21	4,814,462	24
30	OTROS CREDITOS	362,285	2	126	0
31	**CREDITOS DIFERIDOS**	**3,582,107**	**20**	**3,434,467**	**17**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**10,973,877**	**100**	**8,930,270**	**100**
34	**PARTICIPACION MINORITARIA**	**1,801,260**	**16**	**2,008,400**	**22**
35	**CAPITAL CONTABLE MAYORITARIO**	**9,172,617**	**84**	**6,921,870**	**78**
36	**CAPITAL CONTRIBUIDO**	**5,715,532**	**52**	**3,031,768**	**34**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	4,975,129	45	2,393,924	27
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	740,403	7	637,844	7
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**3,457,085**	**32**	**3,890,102**	**44**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,399,762	86	9,433,729	106
43	RESERVA PARA RECOMPRA DE ACCIONES	0	0	104,708	1
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(6,027,789)	(55)	(5,317,174)	(60)
45	RESULTADO NETO DEL EJERCICIO	85,112	1	(331,161)	(4)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**601,942**	**100**	**395,300**	**100**
46	EFECTIVO	91,329	15	97,640	25
47	INVERSIONES TEMPORALES	510,613	85	297,660	75
18	**CARGOS DIFERIDOS**	**2,533,450**	**100**	**2,418,892**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,703,280	67	1,772,562	73
49	CREDITO MERCANTIL	31,739	1	(3,792)	0
50	IMPUESTOS DIFERIDOS	514,398	20	343,702	14
51	OTROS	284,033	11	306,420	13
21	**PASIVO CIRCULANTE**	**3,038,599**	**100**	**8,870,781**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	863,011	28	5,084,566	57
53	PASIVOS EN MONEDA NACIONAL	2,175,588	72	3,786,215	43
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,161,724**	**100**	**2,500,530**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	97,777	8	414,800	17
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,063,947	92	2,085,730	83
27	**PASIVO A LARGO PLAZO**	**11,656,266**	**100**	**7,612,960**	**100**
59	PASIVO EN MONEDA EXTRANJERA	11,656,266	100	7,233,929	95
60	PASIVO EN MONEDA NACIONAL	0	0	379,031	5
29	**CREDITOS BURSATILES LARGO PLAZO**	**3,875,349**	**100**	**4,814,462**	**100**
61	OBLIGACIONES	3,144,240	81	4,085,584	85
62	PAGARE DE MEDIANO PLAZO	731,109	19	728,878	15
30	**OTROS CREDITOS**	**362,285**	**100**	**126**	**100**
63	OTROS CREDITOS CON COSTO	362,285	100	126	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,582,107**	**100**	**3,434,467**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,392,801	67	2,293,003	67
67	OTROS	1,189,306	33	1,141,464	33
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,027,789)**	**100**	**(5,317,174)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,027,789)	(100)	(5,317,174)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	3,279,038	(3,543,083)
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,189,306	1,141,464
74	NUMERO DE FUNCIONARIOS (*)	191	196
75	NUMERO DE EMPLEADOS (*)	2,626	2,577
76	NUMERO DE OBREROS (*)	4,480	4,285
77	NUMERO DE ACCIONES EN CIRCULACION (*)	506,340,463	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE JUNIO DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**7,721,262**	**100**	**6,226,888**	**100**
2	COSTO DE VENTAS	6,789,931	88	5,504,603	88
3	**RESULTADO BRUTO**	**931,331**	**12**	**722,285**	**12**
4	GASTOS DE OPERACION	584,681	8	560,847	9
5	**RESULTADO DE OPERACION**	**346,650**	**4**	**161,438**	**3**
6	COSTO INTEGRAL DE FINANCIAMIENTO	537,904	7	1,101,186	18
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(191,254)**	**(2)**	**(939,748)**	**(15)**
8	OTRAS OPERACIONES FINANCIERAS	(14,897)	0	68,442	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(176,357)**	**(2)**	**(1,008,190)**	**(16)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(85,848)	(1)	(646,765)	(10)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(90,509)**	**(1)**	**(361,425)**	**(6)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	169,151	2	40,760	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**78,642**	**1**	**(320,665)**	**(5)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**78,642**	**1**	**(320,665)**	**(5)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**78,642**	**1**	**(320,665)**	**(5)**
19	PARTICIPACION MINORITARIA	(6,470)		10,496	0
20	**RESULTADO NETO MAYORITARIO**	**85,112**	**1**	**(331,161)**	**(5)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**7,721,262**	**100**	**6,226,888**	**100**
21	NACIONALES	5,954,435	77	5,165,458	83
22	EXTRANJERAS	1,766,827	23	1,061,430	17
23	CONVERSION EN DOLARES (***)	170,206	2	100,724	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**537,904**	**100**	**1,101,186**	**100**
24	INTERESES PAGADOS	519,491	97	652,925	59
25	PERDIDA EN CAMBIOS	205,807	38	903,647	82
26	INTERESES GANADOS	38,809	7	56,777	5
27	GANANCIA EN CAMBIOS	30,133	6	107,235	10
28	RESULTADO POR POSICION MONETARIA	(118,452)	(22)	(291,374)	(26)
8	**OTRAS OPERACIONES FINANCIERAS**	**(14,897)**	**100**	**68,442**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(14,897)	(100)	68,442	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(85,848)**	**100**	**(646,765)**	**100**
32	I.S.R.	(94,463)	(110)	(656,286)	(101)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	8,615	10	9,521	1
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	0	0
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	15,144,722	12,420,142
39	RESULTADO DE OPERACION (**)	922,278	393,062
40	RESULTADO NETO MAYORITARIO (**)	(327,004)	2,756,486
41	RESULTADO NETO (**)	(513,038)	2,772,187

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE JUNIO DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
1	**RESULTADO NETO**	**78,642**	**(320,665)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	430,414	38,598
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**509,056**	**(282,067)**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(386,533)	770,116
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**122,523**	**488,049**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	255,847	(377,309)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(9,504)	(20,645)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**246,343**	**(397,954)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(356,620)**	**(84,894)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	12,246	5,201
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	589,696	390,099
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	601,942	395,300

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**430,414**	**38,598**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	668,302	640,938
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	57,933	99,459
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(295,821)	(701,799)
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(386,533)**	**770,116**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(106,922)	143,785
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(266,343)	(91,313)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(70,117)	(595,623)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	127,390	297,812
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(70,541)	1,015,455
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**255,847**	**(377,309)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	8,734	21,677
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	235,459	504,336
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	131,648	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(127,634)	(623,451)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	13,615	(277,390)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(5,975)	(2,481)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(9,504)**	**(20,645)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(9,504)	(20,645)
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(356,620)**	**(84,894)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	3,368	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(272,403)	(18,019)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(87,585)	(66,875)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	1.02	%	(5.15)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(3.57)	%	39.82	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(1.75)	%	9.61	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	150.62	%	(90.87)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.52	veces	0.43	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.76	veces	0.61	veces
8	ROTACION DE INVENTARIOS (**)	4.72	veces	5.03	veces
9	DIAS DE VENTAS POR COBRAR	44	días	45	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	7.08	%	9.62	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	62.48	%	69.04	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.67	veces	2.23	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	68.50	%	61.85	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	58.74	%	37.21	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.67	veces	0.25	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.83	veces	0.62	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.08	veces	0.60	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.17	veces	0.36	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.35	veces	0.27	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	19.81	%	4.46	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	6.59	%	(4.53)	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(5.01)	%	12.37	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	0.24	veces	0.75	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	103.86	%	94.81	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(3.86)	%	5.19	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	76.38	%	21.23	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ (.65)	$ 11.31
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ (.65)	$ 11.31
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 18.12	$ 28.40
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.35 veces	.34 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	(9.76)veces	.85 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS.	(8,234,675)
IMPUESTO DIFERIDO EN CAPITAL	92,403
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,114,483
TOTAL	(6,027,789)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

RESULTADOS AL SEGUNDO TRIMESTRE DE 2003

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps) con poder adquisitivo del 30 de junio del año 2003 y en toneladas métricas. Algunas cifras se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes.

HECHOS SOBRESALIENTES

* Hylsamex vendió 706,400 toneladas de productos de acero durante 2T03, volumen 2% menor que en 1T03, y 1% mayor que en 2T02. De enero a junio de 2003, el volumen de ventas creció 8% en comparación al mismo período de 2002 debido a mayores exportaciones.

* Los embarques al mercado doméstico se incrementaron 10% sobre 1T03, y permanecieron similares a 2T02. Mayores embarques de productos planos, derivados de la mejora en demanda en México durante este trimestre explican el incremento. De manera acumulada, las ventas al mercado doméstico muestran un comportamiento parecido que en los primeros seis meses de 2002.

* En este trimestre, las exportaciones disminuyeron 35% vs. 1T03 y 3% vs. 2T02. La disminución se explica con la baja temporal en demanda en regiones asiáticas debido al incremento de inventarios. En los seis meses terminados en junio de 2003, las exportaciones han crecido 47% en comparación al mismo período de 2002.

* Los ingresos del trimestre ascendieron a US$369 millones, 4% y 7% más que en 1T03 y 2T02, respectivamente. Por tonelada, esta cifra creció 6% en comparación a ambos trimestres a raíz de los incrementos en precio implementados durante el año.

* El costo de ventas se incrementó en el segundo trimestre de 2003, llegando a representar el 89.0% del total del ingreso, en comparación con el 86.9% de 1T03. Este incremento se debió a precios de insumos metálicos y de energía más altos. Por tonelada, el costo creció 9% y 10% contra 1T03 y 2T02, respectivamente.

* Hylsamex registró US$45 millones de EBITDA durante 2T03, US$6 millones menos que el 1T03 y también US$7 millones menor que en 2T02. Durante los primeros seis meses de este año, el EBITDA ascendió a US$95 millones, 17% más que en el primer semestre de 2002.

* En junio de este año concluyó satisfactoriamente la reestructura de la deuda de Sidor y Amazonia. La deuda de Sidor disminuyó de US$1,883 millones a US$791 millones. Como parte de la reestructura, se cancelaron las garantías otorgadas por los miembros de Amazonia.

RESUMEN

La generación de EBITDA durante el segundo trimestre de 2003 ascendió a US$45 millones, lo que representa una disminución de 11% contra los US$50 millones registrados en el trimestre anterior y de 14% contra el EBITDA de US$52 millones obtenido en el segundo trimestre del año anterior. Durante este

trimestre, los ingresos de Hylsamex mostraron una mejora significativa contra los dos trimestres a comparación debido al incremento en los precios promedio de venta. Sin embargo, el costo de algunos insumos metálicos aumentó durante el trimestre, causando una también significativa subida en el costo de ventas.

Con respecto al volumen de ventas, la información de la CANACERO para el período abril-mayo de este año muestra una mejora de 4% en la demanda de acero total en México, mientras que para productos planos solamente –lámina rolada en caliente y lámina rolada en frío– el incremento es de 7%. Siguiendo esta tendencia, Hylsamex incrementó sus embarques domésticos en 10% desde el trimestre anterior. Sin embargo, una contracción temporal en la demanda de los mercados de exportación de la Compañía, particularmente en el lejano oriente, causó una disminución en los embarques de exportación durante el segundo trimestre de 2002.

Durante el trimestre, los precios promedio de venta de Hylsamex se incrementaron en 6% o en US$31/tonelada versus los dos trimestre en comparación. El efecto de los incrementos en precios implementados a finales del trimestre anterior se reflejó en este segundo trimestre, y todas las líneas de productos de Hylsamex mostraron mejoras en los precios de venta tanto para el mercado doméstico como para el de exportación. Los incrementos más significativos fueron los de productos no planos, ya que los precios domésticos que estos productos no habían reflejado las subidas en precio de los productos planos en el pasado reciente.

VOLUMEN DE VENTAS

Hylsamex vendió un total de 706,400 toneladas durante el segundo trimestre de 2003, nivel 2% inferior al del trimestre anterior y muy similar al del mismo trimestre de 2002. En resumen, la disminución contra el trimestre anterior se observó en los mercados de exportación, ya que el volumen vendido en México subió 10%. En la comparación contra el mismo trimestre del año previo, tanto los embarques al mercado doméstico como las exportaciones permanecieron similares.

Los embarques al mercado doméstico en el trimestre totalizaron 579,000 toneladas, lo que representa un incremento de 10% o de 52,300 toneladas contra el trimestre anterior debido, por una parte, a un aumento de 18,600 toneladas en la venta de productos planos, en especial lámina rolada en caliente y lámina rolada en frío, ya que los productos tubulares y recubiertos bajaron ligeramente debido a la Semana Santa, que ocurrió a mediados de abril de este año. Por otro lado, las ventas de productos no planos se incrementaron en 33,700 toneladas debido a embarques adicionales de billets y de alambrones. En la comparación contra el mismo trimestre de 2002, los embarques domésticos crecieron 1% impulsados por mayores ventas de productos largos, en especial billet.

Los embarques de exportación en el trimestre fueron de 127,400 toneladas, decreciendo 35% contra el trimestre anterior y 3% contra el mismo trimestre de 2002. La disminución en relación al trimestre previo se debió a un volumen de ventas reducido a regiones asiáticas debido a una saturación temporal de los inventarios de acero. Los precios de exportación de Hylsamex subieron 12% de

1T03 a 2T03 y 9% desde 2T02. Como resultado de las mejoras en precios de venta, el ingreso de exportación durante el trimestre, que totalizó US$74 millones, decreció sólo 16% en comparación al ingreso de US$89 millones reportado en el trimestre anterior, pero a la misma vez creció 17% en relación al ingreso de US$63 millones obtenido en el mismo trimestre de 2002, a pesar de la disminución en los embarques.

Durante el período enero-junio de 2003, Hylsamex vendió 1,429,200 toneladas de productos de acero, volumen 8% superior al de 1,326,400 toneladas registrado en los primeros seis meses de 2002. Los productos planos subieron 10%, mientras que los embarques de productos no planos crecieron sólo 1%. El nivel de ventas al mercado mexicano permaneció similar, en 1,105,700 toneladas, y los productos planos y no planos se comportaron de manera similar. Las ventas de exportación crecieron de 220,600 toneladas a 323,500 toneladas, lo que significa un incremento de 47% compuesto casi en su totalidad por un incremento de aproximadamente 100,000 toneladas en productos planos.

INGRESO

El ingreso de Hylsamex durante el segundo trimestre de 2003 ascendió a US$369 millones (Ps.3,853 millones), superior en 4% al de US$355 millones (Ps.3,868 millones) obtenido en el trimestre anterior, y también 7% mayor que el ingreso de US$345 millones (Ps.3,424 millones) reportado en el mismo trimestre de 2002. Los ingresos en pesos se vieron afectados por la apreciación del Peso durante el trimestre. El comportamiento similar en pesos contra el trimestre anterior se debió a un incremento de 2% en los precios en pesos, que fue completamente cancelado por una caída similar en los embarques. En este punto, es importante recordar que los incrementos en precios recientes se implementaron tanto en precios en pesos como en dólares. En la comparación contra el mismo trimestre de 2002, el crecimiento en el ingreso en pesos se debió a una mejora de 13% en precios en pesos, que se complementó con un incremento de 1% en el volumen de ventas.

El ingreso por tonelada del trimestre, que totalizó US$522, se compuso de un precio promedio ponderado de US$475 y de la contribución de US$48/tonelada de otros ingresos relacionados. Los precios promedio subieron 6% o US$27/tonelada del precio de U$448 reportado en 1T03, y también se incrementaron 7% del precio de US$443 obtenido en el segundo trimestre de 2002, debido principalmente a los incrementos en los precios durante este año. El precio ponderado al mercado doméstico totalizó US$472 en este trimestre, subiendo 4% del trimestre pasado, y también 7% contra el mismo trimestre de 2002. En cuanto a las exportaciones, el precio promedio de 2T03 fue de US$495/tonelada, 12% y 9% mayor que 1T03 y 2T02, respectivamente. Con respecto a la contribución de otros ingresos, Hylsamex registró una cifra en 2T03 US$5/tonelada mayor que en el trimestre anterior, pero muy similar a la del mismo trimestre de 2002.

Durante los primeros seis meses de este año, el ingreso totalizó Ps.7,721 millones (Ps.724 millones) 24% superior al de Ps.6,227 millones (US$635 millones) obtenido en el período comparable de 2002. Este incremento significativo resultó, en parte, del 8% de volumen adicional de ventas y de un 15% de crecimiento en precios. El ingreso por tonelada, en dólares, subió 6%, de US$479/tonelada en 6M02 a US$506/tonelada en 6M03. El precio promedio de

venta de US$461 en los primeros seis meses de 2003 creció US$28 en comparación al precio reportado en el mismo trimestre del año anterior, mientras que la contribución de otros ingresos, permaneció similar en US$45/tonelada.

COSTO DE VENTAS

El costo de ventas para el segundo trimestre de 2003 ascendió a Ps.3,430 millones (US$328 millones), 2% superior al de Ps.3,359 millones (US$308 millones) reportado en el trimestre anterior, y 16% mayor al de Ps.2,951 millones (US$297 millones) obtenido en el mismo trimestre del año pasado. Los incrementos en dólares, de 7% y 10% contra 1T03 y 2T02, respectivamente, estuvieron influenciados por la apreciación de 2.66% del Peso en 2T03. Durante este trimestre, Hylsamex registró incrementos en sus costos variables como resultado de precios más altos de lámina externa, insumos metálicos, gas natural y energía eléctrica. Por tonelada, el costo en 2T03 fue de US$465, subiendo 9% del costo de US$426 reportado en el trimestre previo y también 10% superior al de US$423/tonelada obtenido en 2T02.

El incremento de US$39/tonelada de 1T03 a 2T03 se debió a insumos más caros en general, y a un crecimiento de US$15/tonelada en los costos fijos debido en parte a un prorrateo de los mismos sobre un volumen de ventas menor. Contra el mismo trimestre de 2002, el costo por tonelada subió US$42. Este incremento se compuso de US$36/tonelada en los costos variables y de una subida de US$6/tonelada en los costos fijos.

INSUMOS DE ENERGÍA: Durante el segundo trimestre de 2003, el precio de referencia del gas natural, en el sur de Texas, disminuyó 18%, a un nivel cercano al techo de US$5.25/MMBtu (piso en US$4.95/MMBtu) establecido por los diferentes contratos de cobertura de Hylsamex para el período abril-diciembre de 2003. En contraste, el precio de gas natural para Hylsamex subió 5% debido a que en el trimestre anterior, los requerimientos de gas a precios spot —no cubiertos por el contrato con Pemex a US$4.0/MMBtu— se limitaron a través de diferentes coberturas físicas, con las cuales se logró evitar los precios tan altos observados durante marzo. Sin embargo, el precio promedio de gas natural de la Compañía sigue por debajo del precio spot. Por otro lado, el precio de la electricidad subió 15% debido a que las fluctuaciones en el precio de este insumo muestran un retrazo con respecto a las variaciones en el precio de los hidrocarburos, y en menor medida a la inflación doméstica durante el trimestre. Durante 2T03, el gas natural y la electricidad representaron el 19% del la estructura de costos y gastos de la Compañía.

INSUMOS METÁLICOS: El costo de la carga metálica de Hylsamex para este período se incrementó en 8% contra el reportado en el trimestre anterior y en 20% sobre el nivel obtenido en 2T02. El costo de la chatarra importada y doméstica siguió subiendo durante el trimestre. Contra el trimestre anterior, la chatarra doméstica se incrementó en 18%, y la importada en 16%, impactando el costo ponderado de la carga metálica en aproximadamente US$12/tonelada. El incremento en los precios de la chatarra es un indicador de la mejora en los precios de productos terminados observados a lo largo de este año. Por otro lado, el costo de producción del DRI subió 2% debido al incremento en el precio de gas natural de Hylsamex. Los insumos metálicos representaron el 26% de la estructura de costos y gastos de este trimestre.

El costo de ventas para los primeros seis meses de este año ascendió a Ps.6,790 millones (US$637 millones), lo que significa un incremento de 23% del nivel de costos de Ps.5,505 millones (US$562 millones) obtenido en el mismo período de 2002. En dólares, el incremento fue de 13% y se explica con el crecimiento de 8% del volumen de ventas y con los costos variables más altos. Sobre una base por tonelada, los costos en 6M03 se incrementaron 5% o US$22/tonelada del costo de US$424/ton reportado al 30 de junio de 2002. En esta comparación, el costo variable subió 11% como resultado de incrementos de 19% en la carga metálica y de 44% en el precio del gas natural. Por su parte, los costos fijos unitarios disminuyeron 6% o US$8/tonelada debido principalmente al incremento en los embarques.

GASTOS DE OPERACIÓN

Los gastos de operación en el trimestre fueron de Ps.290 millones (US$28 millones), nivel inferior en 2% al de Ps.295 millones (US$27 millones) reportado en el trimestre anterior, y solamente 1% superiores a los gastos de Ps.287 millones (US$29 millones) obtenidos en el mismo período del año previo. La variación en 2T03 contra los dos trimestres comparables se relacionó al nivel de embarques, que disminuyó contra el trimestre anterior, generando menos gastos de venta, y se incrementó ligeramente contra 2T02, requiriendo gastos por flete adicionales. La razón de gastos de operación-a-ventas bajó a 7.5% en este trimestre, en comparación al 7.6% del trimestre anterior y al 8.4% del mismo trimestre de 2002.

Para los seis meses terminados en junio de 2003, los gastos de operación totalizaron Ps.585 millones (US$55 millones), 4% superiores a los de Ps.561 millones (US$57 millones) registrados en los primeros seis meses de 2002. Esta variación se debió al incremento de 8% en el volumen de ventas. La razón de gastos de operación-a-ventas disminuyó a 7.6% en comparación al 9.0% obtenido en 2002.

FLUJO DE EFECTIVO

El flujo de efectivo en el segundo trimestre de 2003, medido como EBITDA, totalizó Ps.467 millones (US$45 millones), mostrando una disminución de 15% versus el flujo de Ps.548 millones (US$50 millones) obtenido en el trimestre anterior, y también 9% inferior al EBITDA de Ps.515 millones (US$52 millones) reportados en 2T02. En la comparación contra el trimestre inmediato anterior, la caída en generación de flujo se debió a la disminución en el volumen de ventas y a costos variables más altos. Adicionalmente, la apreciación del Peso durante el trimestre impactó negativamente la parte de los costos fijos ligada al peso. La disminución en EBITDA contra el mismo trimestre de 2002 se debió, casi en su totalidad, a incrementos en costos.

La razón de EBITDA-a-ingreso fue de 12.1% en el segundo trimestre de 2003, cifra inferior que la de 14.2% reportada en 1T03 y que la de 15.0% obtenida en el mismo trimestre de 2002. Por tonelada, el EBITDA fue de US$63 en el trimestre, en comparación con US$70 y US$73 obtenidos en 1T03 y 2T02, respectivamente.

El EBITDA de los primeros seis meses de 2003 fue de Ps.1,015 millones (US$95 millones), cifra 26% superior a la de Ps.802 millones (US$81 millones) obtenida en el primer semestre de 2002. Como porcentaje del ingreso total, el EBITDA creció de 12.8% en 2002 a 13.1% en 2003. El incremento de 8% en los embarques contribuyó al flujo de efectivo con US$22 millones durante este período. Mientras que la subida en precios de 6% observado a lo largo de estos seis meses incrementó el EBITDA aún más, la variación negativa en los costos canceló completamente esta mejora, generando una contribución marginal negativa. Por tonelada, el EBITDA creció de US$66 en el primer semestre de 2002, a US$61 en 2003.

RESULTADO INTEGRAL DE FINANCIAMIENTO

Durante el trimestre, Hylsamex registró un costo financiero neto de Ps.10 millones (US$1 millón), en comparación con el costo financiero de Ps.528 millones (US$49 millones) y de Ps.1,153 millones (US$116 millones) registrados en 1T03 y 2T02, respectivamente. La apreciación de 2.7% del Peso mexicano en este trimestre, generó un nivel de ganancias cambiarias que se canceló completamente con el nivel de gastos financieros.

En los seis meses terminados en junio de 2003, el costo financiero neto ascendía a Ps.538 millones (US$50 millones), menor que el costo de Ps.1,101 millones (US$111 millones) reportado a la misma fecha del año anterior. La diferencia entre los períodos se relacionó principalmente al nivel de gastos financieros –pre y post reestructura– y a la valuación del Peso.

RESULTADO NETO CONSOLIDADO

Hylsamex registró una utilidad neta consolidada de Ps.458 millones (US$44 millones) en el segundo trimestre de 2002, contrario a la pérdida neta de Ps.380 millones (US$35 millones) reportada en el trimestre anterior y a la pérdida por Ps.453 millones (US$46 millones) obtenida en el segundo trimestre de 2002. La integración de la utilidad neta para este trimestre, así como para el primer semestre de este año se muestra a continuación:

Utilidad de operación	133	347
Resultado integral de financiamiento	-10	-538
Otros ingresos (gastos) y partidas especiales	11	15
Impuestos	-48	86
Participación en resultados de asociadas	372	169
= UTILIDAD NETA CONSOLIDADA EN 1T03	458	
= UTILIDAD NETA CONSOLIDADA EN 6M03		79

DEUDA NETA

La deuda, neta de caja, al 30 de Junio de 2003 totalizó US$1,066 millones, creciendo US$11 millones con respecto a la deuda neta reportada al 31 de marzo de 2003. El incremento se debió principalmente a una mayor inversión en el

capital de trabajo en este trimestre (US$6 millones más que en 1T03) y en inversiones de capital.

Deuda neta al 31 de marzo de 2003	1,055
Generación de efectivo	-45
Inversión en capital de trabajo	17
Intereses acumulados	21
Impuestos y otros	-3
Inversiones en activo fijo	17
Intereses PIK acumulados	4
= Deuda neta al 30 de junio de 2003	1,066

IMPUESTOS: Los impuestos pagados durante este período totalizaron US$7 millones, en comparación con los US$12 millones pagados durante el trimestre anterior y los US$11 millones en el mismo trimestre de 2002. Durante los seis meses terminados en junio de 2003, Hylsamex ha desembolsado US$19 millones por este concepto, en comparación con los US$22 millones pagados durante los primeros seis meses de 2002.

CAPITAL DE TRABAJO: La inversión en capital de trabajo durante el trimestre totalizó US$17 millones, en comparación con los US$11 millones invertidos en el trimestre anterior, y contrario al ahorro por US$6 millones obtenido en el mismo trimestre de 2002. Los requerimientos durante el trimestre se conformaron, en su mayoría, por cuentas por cobrar como resultado de los incrementos en precio. Adicionalmente hubo incrementos asociados con inventarios de materias primas, mayormente chatarras, para cubrir los requerimientos de producción. Durante los primeros seis meses de año, las requisiciones de capital de trabajo totalizaron US$28 millones, contrario al ahorro por US$16 millones generado en el mismo período del año anterior.

INVERSIONES EN ACTIVO FIJO: Hylsamex invirtió US$17 millones en activos fijos durante 2T03. La mayor parte de esta inversión se relacionó con el programa de expansión en Galvak, en el que se han invertido aproximadamente US$23 millones hasta la fecha. Se espera que las expansiones en las líneas de tubería, corte y paneles aislados empiecen a operar hacia finales de este año, mientras que las líneas de pintado durante el primer semestre de 2004. Las inversiones de capital en Hylsa continúan a niveles mínimos, incluyen únicamente inversiones básicas y de reemplazo, aparte de los gastos diferidos del descapote de las minas. Durante el período enero-junio de 2003, Hylsamex lleva invertidos US$28 millones, en comparación con las inversiones de US$3 millones registradas en el mismo período de 2002.

LIQUIDEZ: Hylsamex terminó el segundo trimestre de 2003 con un balance de efectivo de US$57 millones, comparado con el de US$51 millones registrado a marzo del mismo año y con la caja de US$38 millones reportada a junio del año anterior. El saldo de la línea revolvente de US$40 millones de Hylsa ascendió a US$27 millones. La mayoría de los US$13 millones utilizados sirvió para incrementar el balance de efectivo de Hylsa a fin del período.

VENCIMIENTOS DE DEUDA A LARGO PLAZO: Para el resto del año, Hylsamex enfrenta US$12 millones de vencimientos de deuda de largo plazo; la mayoría corresponden a su subsidiaria Galvak.

RAZONES FINANCIERAS: Debido a la disminución de US$5 millones en generación de efectivo, y al incremento trimestral de US$11 millones en la deuda neta, la

razón de deuda neta-a-EBITDA (últimos 12 meses) cambió ligeramente, de 4.85 veces en el trimestre anterior, a 5.10 veces en este trimestre. De la misma manera, la razón de cobertura de intereses disminuyó de 2.36 veces a marzo de 2003 a 2.26 veces a junio. El costo promedio ponderado de la deuda de Hylsamex fue de 6.87% en el trimestre, y la vida promedio de la deuda de 4.3 años.

PARTICIPACIÓN EN RESULTADOS DE COMPAÑÍAS ASOCIADAS

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de Ps.372 millones (US$36 millones) en el segundo trimestre de 2003, en comparación con la pérdida de Ps.202 millones (US$19 millones) registrada en el trimestre anterior y con la ganancia de Ps.168 millones (US$16 millones) obtenida en el mismo período de 2002. El resultado de Amazonia en 2T03 se debió tanto a los efectos de la reestructura como a los resultados de Sidor.

SITUACIÓN FINANCIERA:
El 18 de diciembre de 2001 Sidor y Amazonia dejaron de pagar intereses por US$31.3 millones y US$8.1 millones, respectivamente. Tal incumplimiento fue el resultado de condiciones negativas del mercado internacional del acero a nivel mundial, que afectaron los mercados domésticos y de exportación de Sidor. Desde entonces, la compañía ha dejado de efectuar otros pagos de intereses de su deuda.

Como se anunció en octubre de 2001, Sidor y Amazonia iniciaron conversaciones con sus bancos acreedores y con las entidades controladas por Gobierno Venezolano, con el objetivo especifico de reestructurar la reprogramación de sus obligaciones financieras. El 23 de junio de 2003, Hylsamex y los socios de Amazonia anunciaron que tanto Sidor como Amazonia llegaron a un acuerdo con sus acreedores financieros y el Gobierno de Venezuela para reestructurar su deuda financiera.

De acuerdo a los términos y condiciones del contrato de reestructura, firmado entre Sidor, Amazonia, y grupo de bancos acreedores y el Gobierno venezolano, la deuda total de Sidor y Amazoniz se redujo de US$1,883 millones, a US$791 millones. La deuda reestructurada de Sidor se compone de los siguientes tramos:

* US$350.5 millones, a pagarse en 8 años con un año de gracia.
* US$26.3 millones, pagarse en 12 años, con un año de gracia.
* US$368.6 millones, a pagarse en 15 años, con un año de gracia.

Otros US$45.4 millones, que Sidor debe a ciertos proveedores controlados por el Gobierno venezolano se pagarán en cinco años.

Como parte del acuerdo, ciertos accionistas de Amazonia contribuyeron recursos frescos a la recapitalización de Sidor, en un monto de US$133.5 millones en efectivo a una compañía nueva, creada para la adquisición y capitalización de la deuda financiera de Sidor y Amazonia. Hylsamex, S.A. de C.V. participó en esta reestructura, primero a través de su compañía tenedora Alfa, S.A. de C.V., empresa que contribuyó con US$15.0 millones a la compañía recién creada y segundo, al capitalizar deuda convertible de Amazonia en un monto de US$42.9

millones más intereses acumulados. Al capitalizar estos dos montos, la participación de Hylsamex en Amazonia cambió de 36.55% a 36.73%.

Como resultado de la capitalización, el Gobierno de Venezuela incrementó su participación en Sidor, de 30.0% a 40.3%. Al momento de la capitalización de la nueva deuda subordinada, la participación de Hylsamex en Amazonia se reducirá a 12.0%, y la contribución de Alfa resultará en una participación directa en Amazonia de 7.5%.

Otro acuerdo importante fue la cancelación de todas las garantías otorgados por los accionistas de Amazonia, las cuales fueron reemplazadas con gravámenes sobre los activos fijos de Sidor que, junto con las acciones de Amazonia y las de esta última en Sidor, fueron otorgados en garantía al gobierno Venezolano y a los acreedores financieros. Adicionalmente, una porción del flujo libre excedente (determinado de acuerdo a una fórmula acordada en la reestructuración) será aplicado para repagar deuda financiera de Sidor y el remanente se distribuirá al gobierno de Venezuela y a la Compañía de nueva creación a que se hace referencia arriba.

La inversión de Hylsamex en Amazonia, la principal accionista en Sidor, se mantiene a través de Hylsa Latin LLC, una subsidiaria 100% de Hylsamex, S.A. de C.V. (la compañía tenedora). Al final del trimestre, el valor en libros de la participación que Hylsamex tiene en Amazonia totalizó Ps.514 millones (US$49 millones).

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 30 DE JUNIO DE 2003 COMPARATIVOS CON 2002

Millones de pesos de poder adquisitivo del 30 de junio de 2003
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociada son:

	% de tenencia al 30 de junio de (a)	
	2003	2002
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V. (Hylsa Puebla)	100	100
Hylsa Norte, S. A. de C. V. (Hylsa Norte)	100	100
Pegi, S. A. de C. V. (Pegi) (b)	52	52
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) y subsidiarias:	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción,S.A. de C.V.(antes Galvanet, S. A. de C. V.) (c)	100	
Hylsa Latin, LLC. (Hylsa Latin) y asociadas:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) (d)	37	37
CVG Siderúrgica del Orinoco, C. A. (Sidor)	70	70
Express Anáhuac Operadora, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V.	100	100

Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100
Express Anáhuac Servicios, S. A. de C. V.	100	100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) El 17 de diciembre de 2002 los accionistas de Pegi acordaron iniciar el proceso de liquidación de la entidad. Los efectos derivados han sido reconocidos en los estados financieros que se acompañan.

(c) A partir de junio de 2002 GALVAK posee la mayoría de las acciones representativas del capital social de Ferropción S. A. de C. V. (antes Galvanet, S. A. de C. V.).

(d) Amazonia es propietaria del 59.7% del capital común de Sidor, empresa venezolana.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 30 de junio de 2003.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 104.1960, 99.8997 y 95.2494 al 30 de junio de 2003, 2002 y 2001, respectivamente (base segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Efectivo y equivalentes de efectivo

La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada

La inversión en la compañía asociada (véase inciso (d) en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

d. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación normal.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

g. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

h. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de

cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido.

k. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. Pérdida por acción

La pérdida por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Pérdida integral

Los diferentes conceptos que integran el capital perdido durante el ejercicio se muestran en el estado de variaciones en el capital contable, bajo el

concepto de pérdida integral.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	10,014,297
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,473,316
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	42,263
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	58,743
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(10,594)
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 HYLSA LATIN LLC		12,831,079	0.00	108,373	488,151
9 ELIMINACIONES		1	0.00	0	(731,742)
10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,573,052**	**11,334,484**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	36.73	2,417,906	513,145
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**513,145**
OTRAS INVERSIONES PERMANENTES					**43,194**
TOTAL					**11,890,823**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	9,069,142	2,290,683	6,778,459	27,691,854	16,282,861	18,187,452
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**9,069,142**	**2,290,683**	**6,778,459**	**27,691,854**	**16,282,861**	**18,187,452**
ACTIVOS NO DEPRECIABLES						
TERRENOS	159,032	0	159,032	934,672	0	1,093,704
CONSTRUCCIONES EN PROCESO	355,032	0	355,032	13,276	0	368,308
OTROS	193,959	0	193,959	0	0	193,959
TOTAL NO DEPRECIABLES	**708,023**	**0**	**708,023**	**947,948**	**0**	**1,655,971**
TOTAL	**9,777,165**	**2,290,683**	**7,486,482**	**28,639,802**	**16,282,861**	**19,843,423**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
ANCARIOS																
ON GARANTIA																
BN AMRO	20/07/2007	4.84	0	0	0	0	0	0	0	0	4,012	4,815	15,514	18,991	19,253	1,605
ANAMEX	31/03/2010	5.36	0	0	0	24,630	136,849	168,000	214,675	820,231	0	0	0	0	0	0
ANCOMEXT	20/07/2007	4.26	0	0	16,378	19,652	377,746	208,333	78,606	6,551	0	0	0	0	0	0
ANK OF AMERICA	20/07/2007	5.23	0	0	0	0	0	0	0	0	22,102	4,987	16,068	19,669	19,946	1,662
ANK OF MONTREAL	31/03/2010	5.36	0	0	0	0	0	0	0	0	0	670	3,351	4,508	5,481	22,084
ANORTE	31/03/2010	5.02	0	0	8,843	15,484	75,596	74,650	82,317	164,174	0	0	0	0	0	0
ARKLAYS BANK	31/03/2010	5.36	0	0	0	0	0	0	0	0	0	2,809	14,050	19,825	28,477	95,975
BVA MADRID	31/03/2010	5.10	0	0	0	0	0	0	0	0	0	450	2,252	3,029	3,684	14,841
BVA-BANCOMER	31/03/2010	5.29	0	0	8,712	26,770	115,277	152,009	188,621	534,786	0	0	0	0	0	0
ITAL	31/03/2010	5.27	0	0	5,096	13,049	54,387	70,787	81,200	230,632	0	0	0	0	0	0
CITIBANK	20/07/2007	4.84	0	0	0	0	0	0	0	0	10,481	12,577	40,526	49,609	50,308	4,192
COMERICA BANK	31/03/2009	4.71	0	0	13,142	13,141	23,254	11,627	0	0	3,398	16,958	88,321	67,981	40,466	30,847
COMMERCE BANK	31/12/2007	5.21	0	0	0	0	0	0	0	0	1,433	1,720	5,541	11,714	36,307	18,616
CREDIT AGRICOLE INDOSUEZ	20/07/2007	4.84	0	0	0	0	0	0	0	0	3,275	3,930	12,664	15,503	15,721	1,310
CREDIT SUISSE FIRST BOSTON	20/07/2007	4.84	0	0	0	0	0	0	0	0	6,551	7,861	25,329	31,008	31,442	2,620
DEKABANK	31/12/2005	4.84	0	0	0	0	0	0	0	0	0	528	2,622	1,566	0	0
DEUTSCHE BANK	31/03/2010	5.36	0	0	0	0	0	0	0	0	0	1,404	7,025	9,912	14,240	47,987
EXIM BANK	31/03/2010	5.10	0	0	0	0	0	0	0	0	0	4,072	20,371	27,409	33,326	134,269
EXPORT DEVELOPMENT CORP.	31/03/2010	4.89	0	0	0	0	0	0	0	0	6,551	8,316	27,607	34,071	35,169	17,638
FIDEICOMISO DE FOMENTO MINER	13/11/2007	4.74	0	0	5,548	5,549	11,097	11,097	11,097	4,626	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	31/03/2010	5.09	0	0	0	0	0	0	0	0	2,149	4,337	17,068	18,261	17,437	24,855
HSBC BANK	31/03/2010	5.37	0	0	0	0	0	0	0	0	0	2,106	13,263	14,868	21,357	71,981
HYPO-VEREINSBANK MUNICH	31/03/2010	5.10	0	0	0	0	0	0	0	0	0	3,661	18,314	24,642	29,961	120,713
HYPO-VEREINSBANK NY	31/03/2010	5.35	0	0	0	0	0	0	0	0	0	4,673	32,536	27,477	29,600	119,259
NBURSA	31/03/2010	5.06	0	0	4,585	5,502	77,340	23,680	30,888	97,742	0	0	0	0	0	0
NG	31/12/2005	4.84	0	0	0	0	0	0	0	0	0	528	2,622	1,566	0	0
PMORGAN CHASE BANK	31/03/2010	5.37	0	0	0	0	0	0	0	0	0	9,006	72,297	60,828	77,901	209,032
KREDITANSTALT FUR WIEDERAFBA	31/03/2010	5.10	0	0	0	0	0	0	0	0	0	7,561	37,819	50,885	61,871	249,273

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
LRP	31/12/2005	4.84	0	0	0	0	0	0	0	0	0	1,056	5,245	3,132	0	0
SCHLESWING-HOLSTEIN	31/12/2005	4.84	0	0	0	0	0	0	0	0	0	528	2,622	1,566	0	0
STANDARD CHARTERED	31/03/2009	5.36	0	0	0	0	0	0	0	0	0	3,483	17,423	22,017	22,096	45,622
SUMITOMO MITSUI BANKING	31/03/2009	5.36	0	0	0	0	0	0	0	0	0	1,863	9,321	12,238	14,566	26,089
WEST LB	31/03/2010	5.24	0	0	0	0	0	0	0	0	4,585	13,034	55,345	65,165	66,512	162,608
TOTAL BANCARIOS			**0**	**0**	**62,304**	**123,786**	**871,546**	**720,183**	**687,404**	**1,858,742**	**64,537**	**122,933**	**565,115**	**617,438**	**675,126**	**1,423,078**
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
EUROBONO 2007	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	1,456,810
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,687,430
PAGARE MEDIANO PLAZO	09/03/2007	8.75	0	0	0	0	0	0	731,109	0	0	0	0	0	0	0
TOTAL BURSATILES			**0**	**0**	**0**	**0**	**0**	**0**	**731,109**	**0**	**0**	**0**	**0**	**0**	**0**	**3,144,240**
PROVEEDORES																
OTROS PROVEEDORES	28/03/2004		1,071,155	0	343,508	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**1,071,155**	**0**	**343,508**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
CTAS POR PAGAR	28/03/2004		1,015,781	0	145,943	0	362,285	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**1,015,781**	**0**	**145,943**	**0**	**362,285**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			2,086,936	**0**	**551,755**	**123,786**	**1,233,831**	**720,183**	**1,418,513**	**1,858,742**	**64,537**	**122,933**	**565,115**	**617,438**	**675,126**	**4,567,318**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	143,875	1,507,925	0	0	1,507,925
OTROS	26,331	275,970	0	0	275,970
TOTAL	**170,206**	**1,783,895**			**1,783,895**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	145,749	1,527,566	0	0	1,527,566
INVERSIONES	1,966	20,605	0	0	20,605
OTROS	37,422	392,212	0	0	392,212
TOTAL	**185,137**	**1,940,383**			**1,940,383**
SALDO NETO	**(14,931)**	**(156,488)**			**(156,488)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**141,668**	**1,484,794**	0	0	**1,484,794**
PASIVO	**1,188,919**	**12,460,825**			**12,460,825**
CORTO PLAZO	76,765	804,559	0	0	804,559
LARGO PLAZO	1,112,154	11,656,266	0	0	11,656,266
SALDO NETO	**(1,047,251)**	**(10,976,031)**			**(10,976,031)**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

**CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)**

ANEXO 7

**CONSOLIDADO
Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	4,037,726	(14,859,607)	(10,821,881)	0.01	54,118
FEBRERO	4,022,660	(15,345,061)	(11,322,401)	0.00	11,868
MARZO	4,127,698	(15,448,323)	(11,320,624)	0.01	85,785
ABRIL	4,079,917	(15,216,618)	(11,136,701)	0.00	14,680
MAYO	4,181,400	(15,042,689)	(10,861,290)	0.00	(22,773)
JUNIO	4,161,533	(15,013,704)	(10,852,171)	0.00	(3,540)
ACTUALIZACION:	0	0	0	0.00	(21,686)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**118,452**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2003**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	12.96
ELECTRODOS	UCAR CARBON MEXICANA				0.93
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.55
ALEACIONES	CIA. MINERA AUTLAN				2.21
ZINC	PEÑOLES				1.75
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.03
CAL	REGIO CAL				1.02
PINTURA					1.28
BRIQUETA					0.45

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			1,106	5,954,435			
TOTAL				5,954,435			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			324	1,766,827			
TOTAL				1,766,827			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2002** 272,787

Número de acciones en circulación a la misma fecha de la CUFIN : 506,340,463
(En Unidades)

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 30 DE JUNIO DE 2003

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA
(Información del año actual)

SALDO DE CUFIN AL 30 DE JUNIO DE 2003 276,170

Número de acciones en circulación a la misma fecha de la CUFIN : 506,340,463
(En Unidades)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2002**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	506,340,463

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

CLAVE DE COTIZACION HYLSAMX

RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

TRIMESTRE: 2 AÑO: 2003

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2002** | 0

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) | 506,340,463

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 30 DE JUNIO DE 2003

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **30** DE JUNIO DE 2003 | 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) | 506,340,463

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2002 (Antes de UFIN reinvertida del ejercicio anterior | 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) | 0

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2003**

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		1	506,340,463			506,340,463	4,975,129	
TOTAL			506,340,463	0	0	506,340,463	4,975,129	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
506,340,463

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.16
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **30** DE **JUNIO** DE **2003** Y **2002**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. GERARDO A. GONZALEZ VILLARREAL
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, A 28 DE JULIO DE 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAMX **FECHA:** 28/07/200: 15:17

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DO MICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 1210
E-MAIL:	webmaster@hylsamex.com.mx
DIRECCION DE INTERNET	www.hylsamex.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAMX **FECHA:** 28/07/200: 15:17

TELEFONO: 01 81 8865 1701
FAX: 01 81 8865 2121
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA
NOMBRE: C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1236
FAX: 01 81 8865 1210
E-MAIL: shmartinez@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1318
FAX: 01 81 8865 1310
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO: GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 28/07/200: 15:17

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	NA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1224
FAX:	01 81 8331 1885
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: TRIMESTRE: AÑO:
HYLSAMEX, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS.	(8,234,675)
IMPUESTO DIFERIDO EN CAPITAL	92,403
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,114,483
TOTAL	6,027,789

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

Hylsamex S.A. de C.V.
File No. 82-4252

EXHIBIT 14

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VI

Hylsamex Third Quarter 2003 Financial Statements delivered to Mexican Stock Exchange

Nombre del sobre: icssific.ens

Longitud del sobre: 63776 bytes.

Fecha de recepcion: Oct 27 2003 1:10:28:203PM.

Folio de recepcion: 34394.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX

Octubre 27, 2003

76292

COMISION NACIONAL BANCARIA Y DE VALORES
Insurgentes Sur N° 1971, Torre Sur
Col. Guadalupe Inn 01020 México, D.F.

At'n: C.P. Karla Siller Ojeda
Supervisora en Jefe de Emisoras

De conformidad con el Título Cuarto, artículo 33 numeral II de la Circular Unica de la CNBV de fecha 19 de marzo de 2003 y con relación a la Información Financiera por el 3° trimestre de 2003 reportada por Hylsamex, S.A. de C.V., hacemos constar lo siguiente:

> "Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asímismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas".

La información financiera trimestral de referencia ha sido enviada a la Bolsa Mexicana de Valores el día de hoy, a través del sistema electrónico SIFIC.

Atentamente,

Ing. Alejandro M. Elizondo B.	**C.P. Ernesto Ortíz L.**
Director General	Director de Finanzas

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**29,670,093**	**100**	**29,780,371**	**100**
2	**ACTIVO CIRCULANTE**	**6,256,384**	**21**	**6,188,165**	**21**
3	EFECTIVO E INVERSIONES TEMPORALES	699,965	2	772,642	3
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	2,188,644	7	2,149,465	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	672,696	2	712,566	2
6	INVENTARIOS	2,633,519	9	2,489,327	8
7	OTROS ACTIVOS CIRCULANTES	61,560	0	64,165	0
8	**LARGO PLAZO**	**581,154**	**2**	**620,568**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	538,002	2	537,671	2
11	OTRAS INVERSIONES	43,152	0	82,897	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**20,245,317**	**68**	**20,559,893**	**69**
13	INMUEBLES	1,105,736	4	1,122,291	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	37,850,488	128	39,008,553	131
15	OTROS EQUIPOS	195,828	1	202,848	1
16	DEPRECIACION ACUMULADA	19,348,055	65	19,901,682	67
17	CONSTRUCCIONES EN PROCESO	441,320	1	127,883	0
18	**ACTIVO DIFERIDO (NETO)**	**2,587,238**	**9**	**2,411,745**	**8**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**18,651,553**	**100**	**18,202,376**	**100**
21	**PASIVO CIRCULANTE**	**3,130,084**	**17**	**2,690,338**	**15**
22	PROVEEDORES	1,409,070	8	1,462,277	8
23	CREDITOS BANCARIOS	595,209	3	131,847	1
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	16,296	0	77,608	0
26	OTROS PASIVOS CIRCULANTES	1,109,509	6	1,018,606	6
27	**PASIVO A LARGO PLAZO**	**11,933,869**	**64**	**11,920,569**	**65**
28	CREDITOS BANCARIOS	7,494,600	40	7,792,303	43
29	CREDITOS BURSATILES	4,014,667	22	3,908,456	21
30	OTROS CREDITOS	424,602	2	219,810	1
31	**CREDITOS DIFERIDOS**	**3,587,600**	**19**	**3,591,469**	**20**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**11,018,540**	**100**	**11,577,995**	**100**
34	**PARTICIPACION MINORITARIA**	**1,834,987**	**17**	**2,000,694**	**17**
35	**CAPITAL CONTABLE MAYORITARIO**	**9,183,553**	**83**	**9,577,301**	**83**
36	**CAPITAL CONTRIBUIDO**	**5,777,297**	**52**	**5,777,297**	**50**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	4,975,129	45	4,975,129	43
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	802,168	7	802,168	7
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**3,406,256**	**31**	**3,800,004**	**33**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,393,159	85	9,533,328	82
43	RESERVA PARA RECOMPRA DE ACCIONES	108,184	1	108,184	1
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(5,905,825)	(54)	(5,483,076)	(47)
45	**RESULTADO NETO DEL EJERCICIO**	(189,262)	(2)	(358,432)	(3)

ESTADO DE SITUACION FINANCIERA
AL 30 DE SEPTIEMBRE DE 2003 Y 2002
(Miles de Pesos)

CONSOLIDADO

Impresión Final

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**699,965**	**100**	**772,642**	**100**
46	EFECTIVO	116,599	17	154,532	20
47	INVERSIONES TEMPORALES	583,366	83	618,110	80
18	**CARGOS DIFERIDOS**	**2,587,238**	**100**	**2,411,745**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,685,233	65	1,705,537	71
49	CREDITO MERCANTIL	31,065	1	(12,680)	(1)
50	IMPUESTOS DIFERIDOS	591,800	23	415,475	17
51	OTROS	279,140	11	303,413	13
21	**PASIVO CIRCULANTE**	**3,130,084**	**100**	**2,690,338**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,023,080	33	504,013	19
53	PASIVOS EN MONEDA NACIONAL	2,107,004	67	2,186,325	81
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,109,509**	**100**	**1,018,606**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	93,080	8	52,136	5
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,016,429	92	966,470	95
27	**PASIVO A LARGO PLAZO**	**11,933,869**	**100**	**11,920,569**	**100**
59	PASIVO EN MONEDA EXTRANJERA	11,933,869	100	11,920,569	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,014,667**	**100**	**3,908,456**	**100**
61	OBLIGACIONES	3,278,160	82	3,173,017	81
62	PAGARE DE MEDIANO PLAZO	736,507	18	735,439	19
30	**OTROS CREDITOS**	**424,602**	**100**	**219,810**	**100**
63	OTROS CREDITOS CON COSTO	424,602	100	219,810	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,587,600**	**100**	**3,591,469**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,362,360	66	2,409,662	67
67	OTROS	1,225,240	34	1,181,807	33
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(5,905,825)**	**100**	**(5,483,076)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(5,905,825)	(100)	(5,483,076)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	3,126,300	3,497,827
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,225,240	1,181,807
74	NUMERO DE FUNCIONARIOS (*)	185	197
75	NUMERO DE EMPLEADOS (*)	2,598	2,594
76	NUMERO DE OBREROS (*)	4,449	4,393
77	NUMERO DE ACCIONES EN CIRCULACION (*)	506,340,463	506,340,463
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**11,760,076**	**100**	**10,120,678**	**100**
2	COSTO DE VENTAS	10,363,658	88	8,729,060	86
3	**RESULTADO BRUTO**	**1,396,418**	**12**	**1,391,618**	**14**
4	GASTOS DE OPERACION	901,488	8	873,871	9
5	**RESULTADO DE OPERACION**	**494,930**	**4**	**517,747**	**5**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,112,461	9	1,396,196	14
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(617,531)**	**(5)**	**(878,449)**	**(9)**
8	OTRAS OPERACIONES FINANCIERAS	(12,821)	0	173,315	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(604,710)**	**(5)**	**(1,051,764)**	**(10)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(218,931)	(2)	(667,916)	(7)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(385,779)**	**(3)**	**(383,848)**	**(4)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	204,790	2	30,127	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(180,989)**	**(2)**	**(353,721)**	**(3)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(180,989)**	**(2)**	**(353,721)**	**(3)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(180,989)**	**(2)**	**(353,721)**	**(3)**
19	PARTICIPACION MINORITARIA	8,273		4,711	0
20	**RESULTADO NETO MAYORITARIO**	**(189,262)**	**(2)**	**(358,432)**	**(4)**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**11,760,076**	**100**	**10,120,678**	**100**
21	NACIONALES	9,008,055	77	8,119,210	80
22	EXTRANJERAS	2,752,021	23	2,001,468	20
23	CONVERSION EN DOLARES (***)	254,181	2	100,724	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,112,461**	**100**	**1,396,196**	**100**
24	INTERESES PAGADOS	806,050	72	933,796	67
25	PERDIDA EN CAMBIOS	713,124	64	1,165,730	83
26	INTERESES GANADOS	52,431	5	84,211	6
27	GANANCIA EN CAMBIOS	90,381	8	171,161	12
28	RESULTADO POR POSICION MONETARIA	(280,468)	(25)	(473,440)	(34)
42	PERDIDA EN ACTUALIZACION DE UDI'S	16,567	1	25,482	2
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(12,821)**	**100**	**173,315**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(12,821)	(100)	173,315	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(218,931)**	**100**	**(667,916)**	**100**
32	I.S.R.	(235,393)	(108)	(685,772)	(103)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	16,462	8	17,856	3
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

ESTADO DE RESULTADOS

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	13,278,285	11,907,803
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	15,436,448	13,177,592
39	RESULTADO DE OPERACION (**)	722,146	507,313
40	RESULTADO NETO MAYORITARIO (**)	(572,702)	2,434,725
41	RESULTADO NETO (**)	(740,027)	2,436,143

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSAMX — TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL — **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**3,955,374**	**100**	**3,826,498**	**100**
2	COSTO DE VENTAS	3,500,351	88	3,164,972	83
3	**RESULTADO BRUTO**	**455,023**	**12**	**661,526**	**17**
4	GASTOS DE OPERACION	310,489	8	306,964	8
5	**RESULTADO DE OPERACION**	**144,534**	**4**	**354,562**	**9**
6	COSTO INTEGRAL DE FINANCIAMIENTO	568,744	14	283,109	7
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(424,210)**	**(11)**	**71,453**	**2**
8	OTRAS OPERACIONES FINANCIERAS	2,237	0	104,132	3
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(426,447)**	**(11)**	**(32,679)**	**(1)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(132,155)	(3)	(14,161)	0
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(294,292)**	**(7)**	**(18,518)**	**0**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	33,811	1	(11,073)	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(260,481)**	**(7)**	**(29,591)**	**(1)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(260,481)**	**(7)**	**(29,591)**	**(1)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(260,481)**	**(7)**	**(29,591)**	**(1)**
19	PARTICIPACION MINORITARIA	14,813		(5,895)	0
20	**RESULTADO NETO MAYORITARIO**	**(275,294)**	**(7)**	**(23,696)**	**(1)**

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**3,955,374**	**100**	**3,826,498**	**100**
21	NACIONALES	2,989,273	76	2,897,931	76
22	EXTRANJERAS	966,101	24	928,567	24
23	CONVERSION EN DOLARES (***)	83,975	2	78,672	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**568,744**	**100**	**283,109**	**100**
24	INTERESES PAGADOS	280,945	49	273,815	97
25	PERDIDA EN CAMBIOS	505,093	89	252,317	89
26	INTERESES GANADOS	13,203	2	26,820	9
27	GANANCIA EN CAMBIOS	59,922	11	62,768	22
28	RESULTADO POR POSICION MONETARIA	(149,581)	(26)	(161,916)	(57)
42	PERDIDA EN ACTUALIZACION DE UDI'S	5,412	1	8,481	3
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**2,237**	**100**	**104,132**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	2,237	100	104,132	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(132,155)**	**100**	**(14,161)**	**100**
32	I.S.R.	(139,909)	(106)	(22,393)	(158)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	7,754	6	8,232	58
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(180,989)**	**(353,721)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	581,216	216,184
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**400,227**	**(137,537)**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(445,503)	(1,300,065)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**(45,276)**	**(1,437,602)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	624,609	(710,965)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	2,712,762
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**624,609**	**2,001,797**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(475,438)**	**(185,866)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	103,895	378,329
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	596,070	394,313
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	699,965	772,642

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**581,216**	**216,184**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,007,372	958,962
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	89,640	134,869
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(515,796)	(877,647)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(445,503)**	**(1,300,065)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(83,281)	(259,768)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(140,694)	(421,070)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(122,137)	(408,841)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	107,885	291,616
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(207,276)	(502,002)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**624,609**	**(710,965)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	10,434	35,279
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	391,633	9,931,904
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	192,105	224,482
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(71,617)	(8,269,154)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	111,201	(2,629,881)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(9,147)	(3,595)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**2,712,762**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	2,712,762
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(475,438)**	**(185,866)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(577,504)	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(388,769)	(106,233)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	490,835	(79,633)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(1.54)	%	(3.50)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(6.24)	%	25.42	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(2.49)	%	8.18	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(154.96)	%	(133.85)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.52	veces	0.44	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.76	veces	0.64	veces
8	ROTACION DE INVENTARIOS (**)	5.13	veces	5.13	veces
9	DIAS DE VENTAS POR COBRAR	44	días	50	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	6.90	%	6.90	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	62.86	%	61.12	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.69	veces	1.57	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	69.47	%	68.26	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	58.95	%	57.98	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.61	veces	0.55	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.83	veces	0.72	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.00	veces	2.30	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.16	veces	1.37	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.34	veces	0.34	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	22.36	%	28.72	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	3.40	%	(1.36)	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(3.79)	%	(12.85)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(0.06)	veces	(1.54)	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	(35.52)	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.00	%	135.52	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	81.77	%	57.16	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ (1.13)	$ 4.81
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ (1.13)	$ 4.81
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 18.14	$ 18.91
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.39 veces	.38 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	(6.28) veces	1.49 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$ (8,135,880)
IMPUESTO DIFERIDO EN CAPITAL	92,831
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,137,224
TOTAL	$ (5,905,825)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

Resultados al Tercer Trimestre 2003

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps) con poder adquisitivo del 30 de septiembre del año 2003 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de periodo.

Hechos Sobresalientes

* Hylsamex embarcó 723,300 toneladas durante el 3T03, 2% por encima de las 706,400 toneladas del trimestre anterior pero 3% menores que las 745,200 toneladas del mismo trimestre de 2002.

* El volumen de exportación durante el 3T03 alcanzó 171,900 toneladas, 35% superior a las 127,400 toneladas embarcadas en el trimestre anterior, pero 6% menores que las 182,500 toneladas vendidas en el mismo trimestre de 2002. La compañía pudo incrementar sus exportaciones en el 3T03 debido a la mejoría en la demanda, particularmente en el lejano oriente.

* El precio promedio ponderado de acero fue de US$458/ton en el 3T03, 4% menor que los US$475/ton obtenido en el trimestre anterior y similar a los US$456/ton registrado en el mismo trimestre de 2002. Se realizaron dos incrementos de 7% en el precio de venta de los productos planos pero debido a que su implementación fue tardía en el trimestre no tuvieron un impacto significativo en el 3T03.

* En una base por tonelada, el costo de ventas en 3T03 totalizó US$449/ton, un 3% de mejora sobre el US$465/ton alcanzado en el trimestre anterior pero todavía 9% superior al US$411/ton del mismo trimestre del 2002. La Compañía se vió beneficiada por reducciones en el costo de la electricidad y en los precios de las chatarra. Hylsamex todavía muestra un costo muy superior al del mismo trimestre del año anterior debido al mayor precio en los energéticos y a las alzas en los costos de los metálicos.

* La generación de EBITDA en el 3T03 alcanzó US$44 millones en el 3T03, 1% inferior a los US$45 millones obtenidos en el trimestre anterior y también 32% menor a los US$64 millones registrados en el mismo trimestre del 2002. El margen de EBITDA fue de 12.0% en el 3T03, similar al 12.1% registrado en el trimestre anterior y menor que el 17.4% del mismo trimestre de 2002.

* Para los primeros nueve meses de 2003, Hylsamex reporta una pérdida neta consolidada de US$16 millones, una mejora de 54% comparado con la pérdida neta de US$35 millones para el mismo periodo de 2002.

Resumen

Hylsamex generó un EBITDA de US$44 milllones en el 3T03, que se compara con US$45 millones obtenido en el trimestre anterior y con los US$64 millones alcanzado en el mismo trimestre de 2002. La Compañía mantuvo un nivel similar de EBITDA con respecto al trimestre anterior debido a un pequeño incremento en el volumen de ventas, a algunas reducciones en los costos de los metálicos y a un menor costo de la energía eléctrica. Aunque se dieron ciertos aumentos de precio en los productos planos, éstos no impactaron los resultados del 3T03 debido a que ocurrieron de manera tardía en el trimestre, pero representan de todos modos una mejora en el entorno siderúrgico. El menor nivel de

generación de EBITDA versus el mismo trimestre del año anterior se da aun cuando se presenta un mayor nivel de precios en 2003, principalmente en los productos no planos, y se debe a la disminución en el volumen de ventas. Adicionalmente, se presentaron diversos aumentos en el precio de ciertos elementos claves del costo, como son: acero externo de alto costo para las líneas de recubierto, mayores costos de energía e incrementos en el precio de la chatarra. En este sentido, y también en relación a los costos, aunque pareciese esto ilógico, la reciente subida en los precios de chatarra representa buenas noticias, dado que refleja un mercado de acero más apretado y robusto, lo que ha permitido la reciente implementación de aumentos de precio a los productos terminados.

Las tendencias en balance oferta/demanda mundial de acero han sido erráticas este año pero reflejando una fortaleza, la solidez del crecimiento en el mercado del lejano oriente. Durante los primeros meses de 2003, un desbocado ritmo de compras de acero proveniente del lejano oriente causó una espiral de precios que reventó por una acumulación de inventarios excesiva. Aunque esto trajo consigo una pausa en las compras de producto, esto no tuvo impacto en los niveles de consumo en aquella región de Asia. Una vez que la mencionada región regresó a comprar acero a principios del 3T03, en lo que parece ser una forma más ordenada, Hylsamex está encontrando oportunidades para exportar otra vez y también está enfrentando un mercado de acero mucho más apretado, esto último permitiendo realizar acciones de incremento de precios de acero en el mercado doméstico. Por el contrario, el ambiente prevaleciente en el mercado de acero en México varía dependiendo del producto, de reflejar estabilidad hasta mostrar un incremento modesto. Por lo que va de 2003, el mercado de productos planos no muestra dinamismo alguno, cuando menos para el universo de productos que manufactura Hylsamex.

Volumen de Ventas

Los embarques para el 3T03 alcanzaron 723,300 toneladas, 16,900 toneladas o 2% superiores a las 706,400 toneladas del trimestre anterior pero 21,900 toneladas o 3% menores que las 745,200 toneladas del mismo trimestre del año anterior. El incremento en el tonelaje vendido versus el trimestre anterior se debe al incremento en las exportaciones, básicamente en los productos planos debido a la mejora en la demanda en los mercados del exterior. El decremento en el volumen de ventas con respecto al mismo trimestre del 2002 se debió también a un menor volumen de exportaciones en este trimestre versus el esfuerzo de ventas al exterior realizado el año pasado. La Compañía vendió a una variedad de mercados de exportación en el 3T02, pero últimamente los mercados de exportación se encuentran más concentrados en el área del lejano oriente.

El volumen doméstico en el 3T03 totalizó 551,400 toneladas, 27,700 tons o 5% menores que las 579,000 toneladas del trimestre anterior y también 11,200 toneladas o 2% menores que las 562,600 toneladas del mismo trimestre del año anterior. La reducción versus el trimestre anterior obedece a menores ventas de productos planos debido al mayor consumo de producto importado por parte de nuestros clientes. La mayor presencia de importaciones en el mercado doméstico al principio del trimestre se relaciona con la pausa en compras de acero por parte de China durante el Segundo trimestre y que ocasionó una mayor abundancia de acero en el mercado mundial. Adicionalmente, se presentaron menores ventas de no planos, particularmente de varilla, lo que se atribuye a la disminución en la actividad de construcción y a la temporada de lluvias de Septiembre que tradicionalmente afecta los volúmenes vendidos en el centro de México. El decremento en los embarques versus el mismo trimestre de 2002 se

debe enteramente a los productos planos; este segmento del mercado no ha tenido crecimiento en lo que va del 2003.

El volumen de exportación durante el 3T03 alcanzó 171,900 toneladas, 44,500 toneladas o 35% superior que las 127,400 toneladas del trimestre anterior pero es 10,600 toneladas o 6% menor que las 182,500 toneladas obtenidas en el mismo trimestre de 2002. La Compañía pudo incrementar sus exportaciones debido al mejoramiento de la demanda, principalmente del lejano oriente. En este sentido, las condiciones en los mercados internacionales de acero hacen mas fácil que la empresa comercialice producto en el exterior, aunque, la tendencia en precios sea desfavorable con respecto a los trimestres comparables. Los precios de exportación en el 3T03 calculados en dólares nominales experimentaron una caída de 7% versus el trimestre anterior y son 2% inferiores a los obtenidos en el mismo trimestre del año anterior. Aun cuando hubo tendencia negativa en precio, los ingresos de exportación se incrementaron en 3T03 a US$90 millones debido al mayor volumen vendido, los que se comparan con los US$76 millones obtenidos en el trimestre anterior y que resultan similares a los US$89 millones registrados en el mismo trimestre del año anterior.

Los embarques para los primeros nueve meses de 2003 totalizaron 2,152,500 toneladas, 81,000 toneladas o 4% superiores que las 2,071,500 toneladas registradas en el mismo periodo de 2002. El desglose del volumen vendido entre los mercados doméstico y de exportación refleja un nivel estable de ventas en México y un incremento en los volúmenes de exportación. La Compañía embarcó en el mercado doméstico 1,657,100 toneladas durante los primeros nueve meses de 2003 que se comparan con las 1,668,400 toneladas vendidas en el mismo periodo de 2002. Por el contrario, las exportaciones mostraron un dinamismo significativo: Hylsamex vendió en los mercados del exterior 495,400 toneladas en los primeros nueve meses de 2003 que se comparan con las 403,100 toneladas comercializadas en el extranjero en el mismo periodo de 2002.

Ingreso

Los ingresos de Hylsamex ascendieron a US$367 millones (Ps.3,955 millones) en el 3T03, 1% menor que los US$369 millones (Ps.3,895 millones) alcanzados en el trimestre anterior y que también son 1% menores que los US$370 millones (Ps.3,826 millones) obtenidos en el mismo trimestre del año anterior.

Contrario a la pequeña caída de los ingresos en términos de dólares versus el trimestre anterior, la Compañía muestra un incremento en ingresos de 2% en las cifras expresadas en pesos. La razón detrás del incremento en pesos tiene que ver enteramente con el 2% de aumento en el volumen de ventas que se ve parcialmente cancelado por una disminución de 1% en el ingreso por tonelada (Ps.5,469 en 3T03 vs. Ps.5,516 en 2T03). La disminución en ingresos en pesos ocurre apesar de que la compañía implementó en 3T03 dos incrementos de precio de 7% en productos planos y de que hubo también algo de mejoría en productos no planos. Sin embargo, es válido hacer notar que las implementaciones de precio antes mencionadas no se ven completamente reflejadas en los resultados del trimestre pues se realizaron al final del trimestre y afectaron solo a una porción de los embarques del 3T03 y de que parte del terreno ganado en el precio doméstico se vió negativamente compensado por menores precios de exportación.

En lo que corresponde a la comparación versus el mismo trimestre de 2002, el 1% de decremento en términos de dólares contrasta con un crecimiento de 3% en los ingresos expresados en pesos, lo que se debe a un 3% de reducción en

volumen que se ve más que compensado con una mejora de 6% en el ingreso por tonelada (Ps.5,469 en 3T03 vs. Ps.5,136 en 3T02). El mejoramiento del ingreso por tonelada en pesos versus el mismo trimestre del año anterior tiene que ver con la devaluación de 7.5% del peso Mexicano durante el período en comparación y al efecto positivo que ésta tiene en los precios del acero, y también se relaciona con el incremento de dos digitos en los precios en términos de dólares de los productos no planos que, dada su importancia relativa en la mezcla de ventas, contribuyeron al incremento ya mencionado de un solo dígito. Adicionalmente, hubo un incremento en los otros ingresos relacionados con el acero que complementaron el mejoramiento en el ingreso por tonelada.

El ingreso por tonelada fue de US$507/ton en 3T03, que se integra por un precio promedio ponderado de acero US$458/ton y de un US$49/ton de contribución por otros ingresos relacionados con el acero. El precio promedio ponderado de acero en el 3T03 es US$17 o 4% inferior que los US$475/ton obtenidos en el trimestre anterior y similar que los US$456/ton alcanzados en el mismo trimestre de 2002. Los otros ingresos relacionados con el acero también mostraron mejoría versus el trimestre anterior y el mismo trimestre de 2002 con variaciones positivas de US$2 y US$9, respectivamente.

Los ingresos de Hylsamex para los primeros nueve meses de 2003 alcanzaron US$1,091 millones (Ps.11,760 millones), 9% superiores que los US$1,005 millones (Ps.10,121 millones) obtenidos en el mismo periodo de 2002. El incremento en los ingresos medido en términos de pesos alcanza 16%, lo que se compone de un aumento de 4% en los embarques y de un 12% de mejora en el ingreso por tonelada (Ps.5,464 en 9M03 vs. Ps.4,886 en 9M02). Se dieron aumentos de precios en términos de dólares que se vieron magnificados por el beneficio de la devaluación de 7.5% del peso en el periodo en comparación y su efecto favorable en los precios medidos en pesos. Considerando las cifras equivalentes en dólares, el ingreso por tonelada durante los primeros nueve meses de 2003 alcanzó US$507/ton, US$22 o 4% superior a los US$485/ton registrados en el mismo periodo de 2002. La mayor parte de la variación positiva se debe a una mejoría en los precios del acero: el precio promedio ponderado de acero para los 9MO3 fue de US$460/ton, US$18 o 4% superior que los US$442/ton obtenidos en el mismo periodo de 2002. El remanente del incremento en el ingreso por tonelada medido en dólares proviene de una mejora de US$3 en los otros ingresos relacionados con el acero.

Costo de Ventas

El costo de ventas para el 3T03 alcanzó US$325 millones (Ps.3,500 millones), 1% menor que los US$328 millones (Ps.3,469 millones) registrados en el trimestre anterior pero 6% superior que los US$306 millones (Ps.3,166 millones) del mismo periodo de 2002. En referencia al 1% de decremento en el costo versus el trimestre anterior, éste tuvo lugar a pesar del incremento de 2% en los embarques y tiene que ver con el efecto positivo de la devaluación del 4.3% de la divisa mexicana que tuvo lugar en el trimestre en los elementos del costo ligados al peso, a una disminución en el costo de la energía eléctrica y también a la reducción en el precio de los metálicos, específicamente de las chatarras. Por lo que concierne al 6% de incremento en el costo versus el mismo trimestre del año anterior, se muestra un fenómeno completamente distinto: el costo de ventas sube a pesar de la reducción en volumen, reflejando el precio más alto del acero externo comprado, mayores costos de energéticos y aumentos en los precios de los metálicos. En está última comparación, la devaluación del 7.5% aminora el efecto de los incrementos en costo, generando reducciones en términos de dólares en los elementos del costo ligados al peso.

debe enteramente a los productos planos; este segmento del mercado no ha tenido crecimiento en lo que va del 2003.

El volumen de exportación durante el 3T03 alcanzó 171,900 toneladas, 44,500 toneladas o 35% superior que las 127,400 toneladas del trimestre anterior pero es 10,600 toneladas o 6% menor que las 182,500 toneladas obtenidas en el mismo trimestre de 2002. La Compañía pudo incrementar sus exportaciones debido al mejoramiento de la demanda, principalmente del lejano oriente. En este sentido, las condiciones en los mercados internacionales de acero hacen mas fácil que la empresa comercialice producto en el exterior, aunque, la tendencia en precios sea desfavorable con respecto a los trimestres comparables. Los precios de exportación en el 3T03 calculados en dólares nominales experimentaron una caída de 7% versus el trimestre anterior y son 2% inferiores a los obtenidos en el mismo trimestre del año anterior. Aun cuando hubo tendencia negativa en precio, los ingresos de exportación se incrementaron en 3T03 a US$90 millones debido al mayor volumen vendido, los que se comparan con los US$76 millones obtenidos en el trimestre anterior y que resultan similares a los US$89 millones registrados en el mismo trimestre del año anterior.

Los embarques para los primeros nueve meses de 2003 totalizaron 2,152,500 toneladas, 81,000 toneladas o 4% superiores que las 2,071,500 toneladas registradas en el mismo periodo de 2002. El desglose del volumen vendido entre los mercados doméstico y de exportación refleja un nivel estable de ventas en México y un incremento en los volúmenes de exportación. La Compañía embarcó en el mercado doméstico 1,657,100 toneladas durante los primeros nueve meses de 2003 que se comparan con las 1,668,400 toneladas vendidas en el mismo periodo de 2002. Por el contrario, las exportaciones mostraron un dinamismo significativo: Hylsamex vendió en los mercados del exterior 495,400 toneladas en los primeros nueve meses de 2003 que se comparan con las 403,100 toneladas comercializadas en el extranjero en el mismo periodo de 2002.

Ingreso

Los ingresos de Hylsamex ascendieron a US$367 millones (Ps.3,955 millones) en el 3T03, 1% menor que los US$369 millones (Ps.3,895 millones) alcanzados en el trimestre anterior y que también son 1% menores que los US$370 millones (Ps.3,826 millones) obtenidos en el mismo trimestre del año anterior.

Contrario a la pequeña caída de los ingresos en términos de dólares versus el trimestre anterior, la Compañía muestra un incremento en ingresos de 2% en las cifras expresadas en pesos. La razón detrás del incremento en pesos tiene que ver enteramente con el 2% de aumento en el volumen de ventas que se ve parcialmente cancelado por una disminución de 1% en el ingreso por tonelada (Ps.5,469 en 3T03 vs. Ps.5,516 en 2T03). La disminución en ingresos en pesos ocurre apesar de que la compañía implementó en 3T03 dos incrementos de precio de 7% en productos planos y de que hubo también algo de mejoría en productos no planos. Sin embargo, es válido hacer notar que las implementaciones de precio antes mencionadas no se ven completamente reflejadas en los resultados del trimestre pues se realizaron al final del trimestre y afectaron solo a una porción de los embarques del 3T03 y de que parte del terreno ganado en el precio doméstico se vió negativamente compensado por menores precios de exportación.

En lo que corresponde a la comparación versus el mismo trimestre de 2002, el 1% de decremento en términos de dólares contrasta con un crecimiento de 3% en los ingresos expresados en pesos, lo que se debe a un 3% de reducción en

volumen que se ve más que compensado con una mejora de 6% en el ingreso por tonelada (Ps.5,469 en 3T03 vs. Ps.5,136 en 3T02). El mejoramiento del ingreso por tonelada en pesos versus el mismo trimestre del año anterior tiene que ver con la devaluación de 7.5% del peso Mexicano durante el período en comparación y al efecto positivo que ésta tiene en los precios del acero, y también se relaciona con el incremento de dos digitos en los precios en términos de dólares de los productos no planos que, dada su importancia relativa en la mezcla de ventas, contribuyeron al incremento ya mencionado de un solo dígito. Adicionalmente, hubo un incremento en los otros ingresos relacionados con el acero que complementaron el mejoramiento en el ingreso por tonelada.

El ingreso por tonelada fue de US$507/ton en 3T03, que se integra por un precio promedio ponderado de acero US$458/ton y de un US$49/ton de contribución por otros ingresos relacionados con el acero. El precio promedio ponderado de acero en el 3T03 es US$17 o 4% inferior que los US$475/ton obtenidos en el trimestre anterior y similar que los US$456/ton alcanzados en el mismo trimestre de 2002. Los otros ingresos relacionados con el acero también mostraron mejoría versus el trimestre anterior y el mismo trimestre de 2002 con variaciones positivas de US$2 y US$9, respectivamente.

Los ingresos de Hylsamex para los primeros nueve meses de 2003 alcanzaron US$1,091 millones (Ps.11,760 millones), 9% superiores que los US$1,005 millones (Ps.10,121 millones) obtenidos en el mismo periodo de 2002. El incremento en los ingresos medido en términos de pesos alcanza 16%, lo que se compone de un aumento de 4% en los embarques y de un 12% de mejora en el ingreso por tonelada (Ps.5,464 en 9M03 vs. Ps.4,886 en 9M02). Se dieron aumentos de precios en términos de dólares que se vieron magnificados por el beneficio de la devaluación de 7.5% del peso en el periodo en comparación y su efecto favorable en los precios medidos en pesos. Considerando las cifras equivalentes en dólares, el ingreso por tonelada durante los primeros nueve meses de 2003 alcanzó US$507/ton, US$22 o 4% superior a los US$485/ton registrados en el mismo periodo de 2002. La mayor parte de la variación positiva se debe a una mejoría en los precios del acero: el precio promedio ponderado de acero para los 9MO3 fue de US$460/ton, US$18 o 4% superior que los US$442/ton obtenidos en el mismo periodo de 2002. El remanente del incremento en el ingreso por tonelada medido en dólares proviene de una mejora de US$3 en los otros ingresos relacionados con el acero.

Costo de Ventas

El costo de ventas para el 3T03 alcanzó US$325 millones (Ps.3,500 millones), 1% menor que los US$328 millones (Ps.3,469 millones) registrados en el trimestre anterior pero 6% superior que los US$306 millones (Ps.3,166 millones) del mismo periodo de 2002. En referencia al 1% de decremento en el costo versus el trimestre anterior, éste tuvo lugar a pesar del incremento de 2% en los embarques y tiene que ver con el efecto positivo de la devaluación del 4.3% de la divisa mexicana que tuvo lugar en el trimestre en los elementos del costo ligados al peso, a una disminución en el costo de la energía eléctrica y también a la reducción en el precio de los metálicos, específicamente de las chatarras. Por lo que concierne al 6% de incremento en el costo versus el mismo trimestre del año anterior, se muestra un fenómeno completamente distinto: el costo de ventas sube a pesar de la reducción en volumen, reflejando el precio más alto del acero externo comprado, mayores costos de energéticos y aumentos en los precios de los metálicos. En está última comparación, la devaluación del 7.5% aminora el efecto de los incrementos en costo, generando reducciones en términos de dólares en los elementos del costo ligados al peso.

De cualquier manera, la reciente reducción en costos -así como los incrementos recientes en el precio del acero- son el elemento que le pone un tono positivo al desempeño de la Compañía y representan una reversión en la consistente alza en los costos de Hylsamex. Sobre una base por tonelada, el costo de ventas en el 3T03 alcanzó US$449/ton, US$16 o 3% menor que los US$465/ton registrados en el trimestre anterior pero todavía US$39 o 9% superior a los US$411/ton alcanzados en el mismo trimestre del 2002.

En relación con la reducción en el costo por tonelada de US$16 versus el trimestre anterior, ésta se comprende de US$8 de decremento en el costo variable y de US$8 de reducción en el costo fijo; este último concepto se explica enteramente por una mejora en el prorrateo de costos fijos dado la mejora en el volumen de ventas. Por lo que respecta al incremento en el costo por tonelada de US$39 versus el mismo trimestre de 2002, éste se integra por US$33 de incremento en el costo variable y de US$6 de aumento en el costo fijo, que obedece completamente a un prorrateo menos eficiente de los costos fijos dada la reducción en el volumen.

Energéticos: El costo efectivo de gas natural para Hylsamex durante el 3T03 alcanzó US$5.01/MMBTu (que corresponde a un US$4.78/MMBTu en el sur de Texas), cifra que es prácticamente idéntica al US$5.03/MMBTu registrado en el trimestre anterior pero que es 44% superior al 3.48/MMBtu observado en el mismo trimestre de 2002. Aunque el costo del gas natural permanece muy alto, la Compañía ha sido capaz durante lo que va de 2003 de reducir la volatilidad de este elemento del costo mediante un eficiente programa de cobertura. En este respecto, el programa de cobertura es constantemente analizado y extendido. A la fecha de este reporte, el programa de cobertura de gas natural comprende las siguientes posiciones:
* 2003: 100% del consumo se encuentra cubierto mediante distintos mecanismos, reflejando el portafolio un túnel estrecho de US$4.925-5.25/MMBTu con respecto al precio del gas natural en el Sur de Texas;

* 2004: 66% de los requerimientos del año de calendario se encuentran cubiertos con un tunel sin costo de US$4.125-5.00/MMBTu con respecto al precio del gas natural en el Sur de Texas;

* 2005: 33% de las necesidades anuales se cubrieron con un swap a US$4.58/MMBTu con límite en US$7.00/MMBtu con respecto al precio del gas natural en Nymex, el cual históricamente ha estado US$0.15-0.20 en promedio por encima del que ha prevalecido en el Sur de Texas.

Valuación de las coberturas de gas natural : a Octubre 14, 2003 el valor estimado de las posiciones de cobertura de gas natural de Hylsamex ascendieron a US$10.5 millones (que representa una cantidad positiva), lo que representa un incremento de 214% con respecto a la valuación al 30 de Junio de 2003; lo anterior se debe a la alza en los futuros de gas natural registrada durante el trimestre.

El costo de la electricidad al 3T03 fue de US¢3.93/KWh, 9% menor que los US¢4.30/KWh registrados en el trimestre anterior pero 9% superior que los US$3.62/KWh registrados en el mismo trimestre de 2002. La reducción en el costo versus el trimestre anterior es resultado de una reducción en los costos de ciertos hidrocarburos así como del beneficio de la devaluación de 4.3% del peso en la porción del costo del fluido eléctrico que se encuentra ligada al peso. Por el contrario, la variación negativa en el costo de la electricidad versus el mismo periodo de 2002 tiene que ver con las pronunciadas alzas en

los costos de los hidrocarburos que se observan entre los periodos en comparación.

Carga Metálica: El costo ponderado de la carga metálica bajó US$5/ton o 3% en el 3T03 con respecto al trimestre anterior, pero el nivel actual es todavía US$18/ton o 14% superior al obtenido en el mismo trimestre de 2002. Todos los metálicos siguieron el mismo comportamiento trimestral que la carga metálica en su conjunto.

Primeramente, el fierro esponja decreció US$3/ton o 2% versus el trimestre anterior; esta disminución refleja una pequeña baja en el precio del gas natural y también el efecto positivo de la devaluación de 4.3% del peso sobre la parte del costo del metálico ligada a la moneda local. Por el contrario, el fierro esponja exhibe un incremento de US$22/ton o 16% con respecto al mismo trimestre del 2002, que es explicado por el 44% de incremento en el precio del gas natural.

Con referencia a la chatarra doméstica, los precios de la chatarra comprada en México bajaron US$5/ton o 4% con respecto al trimestre anterior, beneficiándose del movimiento del peso mexicano que todavía no se refleja en el precio del metálico. En la comparación contra el mismo trimestre de 2002, la chatarra doméstica se incrementó US$19/ton o 16% siguiendo la tendencia alcista de la chatarra importada en el periodo en comparación.

Por lo que respecta a la chatarra importada, una reducción de US$12/ton o 7% se presenta con respecto al trimestre anterior; esta reducción contrasta con la tendencia alcista que registra el metalico en EUA y se debe a los menores requerimientos del metálico que permiten obtener el suministro del mismo en el Valle del Río Grande en Texas y evitan buscar chatarra de mayor costo en los Grandes Lagos y el mayor flete asociado a esa compra. En la comparación versus el mismo trimestre del 2002, se da un incremento de US$14/ton o 10%, el cual se explica por la tendencia positiva que ha tenido el metálico en los Estados Unidos. Finalmente, se ha presentado una recomposición de la carga metálica que ha favorecido más a la menos costosa chatarra doméstica sobre la chatarra importada de mayor costo.

El costo de ventas para los primeros nueve meses de 2003 totalizó US$962 millones (Ps.10,364 millones), 11% superior que los US$868 millones (Ps.8,729 millones) obtenidos en el mismo periodo de 2002. Primeramente, el incremento en el costo se debe al 4% de crecimiento en los embarques (9M03 vs. 9M02). Adicionalmente, el empuje de los costos también refleja variaciones desfavorables en conceptos como la energía, el precio de los metálicos y un mayor costo del acero externo comprado para la operación de recubiertos. El incremento en el costo de ventas en términos de dólares se ve atenuado por el efecto positivo que la devaluación de 7.5% en la divisa mexicana tiene en los costos ligados al peso.

Gastos de Operación

Los gastos de operación para el 3T03 alcanzaron US$29 millones (Ps.310 millones), 4% superiores que los US$28 millones (Ps.293 millones) registrados en el trimestre anterior pero son 3% inferiores a los US$30 millones (Ps.307 millones) observados en el mismo trimestre de 2002. El pequeño incremento con respecto al trimestre anterior es el resultado de mayores gastos de venta asociados al mayor volumen vendido en el 3T03. El menor nivel de gastos de operación versus el mismo trimestre del año anterior se debe al efecto de la devaluación de 7.5% del peso ocurrida entre los periodos en comparación debido

a la naturaleza ligada al peso que tiene este concepto. La razón de gastos de operación a ventas fue 7.9% en 3T03, ligeramente mayor que el 7.5% registrado en el trimestre anterior pero menor que el 8.0% alcanzado en el mismo trimestre de 2002. El comportamiento de esta razón demuestra el control ejercido en los gastos administrativos y de ventas.

Los gastos de operación para los primeros nueve meses de 2003 alcanzaron US$84 millones (Ps.901 millones), 4% menores que los US$87 millones (Ps.874 millones) registrados en el mismo periodo del 2002. La razón de gastos de operación a ventas fue de 7.7% para los primeros nueve meses de 2003, 100 puntos base menor que el 8.7% obtenido en el mismo periodo de 2002.

Utilidad de Operación y EBITDA

La utilidad de operación durante el 3T03 totalizó US$13 millones (Ps.145 millones), igual a los US $13 millones (Ps.135 millones) obtenidos en el trimestre previo pero 61% menor que los US$34 millones (Ps.355 millones) alcanzados en el mismo trimestre de 2002. La Compañía pudo mantener el nivel de utilidad de operación en 3T03 con respecto al trimestre anterior-reducciones en los precios de acero en dólares debido a la devaluación del peso y los menores precios de exportación afectaron los ingresos de la Compañía pero fueron totalmente compensados por un moderado incremento en los embarques, reducciones en el costo de electricidad, menores costos de chatarra y una disminución pequeña en gastos de operación. La disminución en utilidad de operación con respecto al mismo trimestre del año anterior se presenta aun cuando se dio una mejora en los precios del acero y resulta de varios efectos negativos como una reducción menor en los embarques, compra de acero externo de alto costo para las operaciones de recubierto, alto costo de energía y aumentos en los precios de las chatarras.

La utilidad de operación para los primeros nueve meses de 2003 alcanzó US$46 millones (Ps.495 millones), 9% menor que los US$50 millones (Ps.518 millones) obtenidos en el mismo periodo de 2002. El margen de operación para los primeros nueve meses de 2003 fue de 4.2% que se compara con un 5.0% obtenido en el mismo periodo de 2002. De alguna manera, la comparación de nueve meses de resultados muestra mayor estabilidad, dadas las ganancias en volumen de exportación, los aumentos en precio del acero y los menores gastos operativos que reducen significativamente el empuje de los costos de energía, chatarras y del acero externo de alto costo.

La generación de EBITDA durante el 3T03 alcanzó US$44 millones (Ps.476 millones), 1% menor que los US$45 millones (Ps.472 millones) obtenidos en el trimestre anterior y también 32% menor que los US$64 millones (Ps.666 millones) registrados en el mismo trimestre del 2002. El margen de EBITDA en el 3T03 fue de 12.0%, similar al 12.1% obtenido en el trimestre anterior y menor que el 17.4% registrado en el mismo trimestre de 2002.

La generación de EBITDA durante los primeros nueve meses de 2003 totalizó US$139 millones (Ps.1,502 millones), 5% menor que los US$146 millones (Ps.1,477 millones) alcanzados en el mismo periodo de 2002. El EBITDA refleja lo realizado a nivel de utilidad de operación en los periodos comparables. El margen de EBITDA para los primeros nueve meses de 2003 alcanzó 12.7%, que se compara con el 14.5% obtenido en el mismo periodo de 2002.

Resultado Integral de Financiamiento

Hylsamex registró en 3T03 un costo financiero neto de US$53 millones (Ps.569

millones), comparado también con los costos financieros netos de US$1 millón (Ps.10 millones) y US$27 millones (Ps.283 millones) contabilizados en el trimestre anterior y en el mismo trimestre de 2002, respectivamente. Tomando en consideración que las tasas Libor no han cambiado y que la inflación se mantiene bajo control, el cambio en el RIF observado en los periodos en comparación tiene que ver principalmente con las fluctuaciones significativas en la paridad peso-dólar y su efecto sobre la deuda que casi en su totalidad está contratada en la divisa americana.

La Compañía reconoció un costo financiero neto de US$103 millones (Ps.1,112 millones) por los primeros nueve meses de 2003 que se compara también con un costo financiero neto de US$138 millones (Ps.1,396 millones) registrado en el mismo periodo de 2002. En el caso de la comparación por los nueve meses, una porción significativa de la variación se debe a la reducción de gastos financieros en 2003 dado que el año anterior tiene aproximadamente siete meses con una carga financiera pre-restructuración. La reducción también se explica por menores pérdidas cambiarias reales en 2003 con respecto a 2002, v.g. pérdidas cambiarias que exceden a las ganancias monetarias.

Resultado Neto Consolidado

En el 3T03, Hylsamex registró una pérdida neta consolidada de US$24 millones (Ps.260 millones), contraria con la utilidad neta de US$44 millones (Ps.463 millones) reportada en el trimestre anterior, y mayor que la pérdida neta de US$3 millones (Ps.30 millones) del mismo trimestre de 2002. El resultado neto sufrió una caída comparado con el trimestre anterior porque la Compañía reconoció pérdidas cambiarias significativas durante el 3T03, relacionadas con la devaluación de 4.3% del peso; adicionalmente, en el trimestre anterior la ganancia por método de participación en los resultados de Sidor fue notablemente mayor debido a partidas especiales relacionadas con la restructuracióon de la deuda de la compañía venezolana. La comparación contra el mismo trimestre del año pasado también arroja una variación desfavorable, que es explicada por un menor desempeño operativo y mayores pérdidas cambiarias registradas en el 3T03, que fueron parcialmente canceladas por un mayor reconocimiento de créditos a resultados por impuestos diferidos en el trimestre actual.

Para los primeros nueve meses de 2003, Hylsamex registró una pérdida neta consolidada de US$16 millones (Ps.181 millones), una mejoría de US$19 millones o 54% en relación con la pérdida neta de US$35 millones (Ps.354 millones) del mismo periodo de 2002. La mejoría se debe principalmente a un menor RIF derivado de un reconocimiento más pequeño de pérdidas cambiarias así como de una menor carga financiera resultante de la restructuración de la deuda. Adicionalmente, la mejoría se produjo por una mayor ganancia por método de participación en los resultados de Sidor, parcialmente compensadas por menores créditos a resultados por impuestos diferidos. La integración de la pérdida neta para este trimestre, así como para los primeros nueve meses de 2003 se muestra a continuación:

Utilidad de Operación	144.5	494.9
Costo Integral de Financiamiento	-568.7	-1,112.5
Otros ingresos (gastos) y partidas especiales	-2.3	12.9
Impuestos	132.2	218.9
Participación en resultados de asociadas	33.8	204.8
Utilidad Neta Consolidada en 3T03	-260.5	
Utilidad Neta Consolidada en 9M03	-181.0	

Deuda Neta y Otros Rubros

La deuda neta de Hylsamex a Septiembre 30, 2003 alcanzó US$1,053 millones, US$13 millones menor que los US$1,066 millones que se tenían a Junio 30, 2003. Además de la generación de EBITDA, la compañía contó con efectivo adicional proveniente de reducciones en el capital de trabajo que le permitieron cubrir sus pagos trimestrales de intereses, y realizar inversiones en activo fijo, quedando un remanente para la reducción de deuda. La siguiente tabla da una explicación detallada del cambio en el saldo de deuda.

Deuda neta al 30 de junio de 2003 1,066.3
Generación de efectivo -44.1
Inversión en capital de trabajo y otros -13.5
Intereses acumulados 21.2
Impuestos 8.2
Inversión en activo fijo 10.9
Intereses PIK acumulados 4.1
Deuda neta al 30 de septiembre de 2003 1,053.1

Impuestos Pagados: Los impuestos pagados durante el trimestre ascendieron a US$8 millones, comparados con los US$7 millones pagados en el trimestre anterior y los US$8 millones desembolsados en el mismo trimestre del año anterior. Por los primeros nueve meses de 2003, Hylsamex ha pagado US$27 millones de impuestos que se comparan con US$30 millones del mismo periodo de 2002.

Capital Neto en Trabajo (CNT): El capital neto en trabajo representó una entrada de recursos en el 3T03. La principal reducción ocurrió en inventarios; en que tanto la División Aceros Planos como Galvak lograron reducciones relevantes en los niveles de inventarios. Adicionalmente, se presentó una reducción menor en cuentas por cobrar de clientes. Asociado a la baja en inventarios se presentó una reducción en cuentas por pagar pero ésta fue insuficiente para cancelar los beneficios positivos en CNT.

Inversiones en Activo Fijo: Las inversiones en activo fijo totalizaron US$11 millones en 3T03. De esta cifra US$5 millones fueron desembolsados en Galvak, erogaciones que corresponden a avances relacionados con su programa de inversiones. El resto corresponde a US$3 millones erogado en el descapote de mineral y a US$3 millones que se desembolsó en inversiones normales.

Liquidez: Las reservas de efectivo de Hylsamex al final del tercer trimestre alcanzaron US$64 millones que se comparan con US$57 millones registradas a Junio 30, 2003. Adicionalmente, a Septiembre 30 de 2003, la Compañía cuenta con US$30 millones disponible de la línea revolvente a 30 meses para cubrir requerimientos de capital de trabajo en el futuro. Hylsamex enfrenta vencimientos de pasivo a largo plazo por US$54 millones en los siguientes 12 meses.

Razones financieras clave: La razón de deuda neta a EBITDA U12M alcanzó 5.5x en 3T03 que se compara con el 5.1x registrado en el trimestre anterior y con el 5.9x obtenido en el mismo trimestre de 2002. La cobertura de intereses (EBITDA U12M a gastos financieros, netos U12M) fue de 2.02x en 3T03 que se compara con el 2.26x obtenido en el trimestre anterior y el 1.52x alcanzado en mismo trimestre de 2002. El deterioro menor en los indicadores relacionados con el endeudamiento con respecto al trimestre anterior ocurre a pesar de la reducción en deuda y tiene que ver con el cambio en la generación de efectivo

entre los correspondientes resultados de los terceros trimestres en los periodos en comparación, v.g. la inclusión de US$44 millones del 3T03 y la exclusión de los US$64 millones del 3T02.

Valuación de los derivados de tasa de interés de Hylsamex : Al 30 de Septiembre de 2003, el valor estimado de las posiciones en derivados de tasa de interés de Hylsamex es de US$5.4 millones (que representa una cantidad positiva), un incremento de 67% comparado con la valuación al 30 de Junio de 2003, lo que obedeció primordialmente a la alza en la curva de rendimientos durante los pasados tres meses. La totalidad de los derivados de tasa de interés de Hylsamex son techos sobre la tasa libor.

Participación en Resultados de Compañías Asociadas (Sidor)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de Ps US$3 millones (Ps.34 millones) en 3T03, en comparación con la utilidad de US$36 millones (Ps.376 millones) registrada en el trimestre anterior y con la pérdida de Ps US$1 millones (Ps.11 millones) obtenida en el mismo período de 2002. El resultado de Amazonia en 2T03 se debió tanto a los efectos de la reestructura como a los resultados de Sidor.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 30 DE SEPTIEMBRE DE 2003 COMPARATIVOS CON 2002

Millones de pesos de poder adquisitivo del 30 de septiembre de 2003
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociada son:

	% de tenencia al 30 de septiembre de (a)	
	2003	2002
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V. (Hylsa Puebla)	100	100
Hylsa Norte, S. A. de C. V. (Hylsa Norte)	100	100
Pegi, S. A. de C. V. (Pegi) (b)	52	52
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) y subsidiarias:	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción, S. A. de C. V.	100	100
Hylsa Latin, LLC. (Hylsa Latin) y asociadas:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) (c)	37	37
CVG Siderúrgica del Orinoco, C. A. (Sidor)	59.7	70
Express Anáhuac Operadora, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V.	100	100
Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100

Express Anáhuac Servicios, S. A. de C. V. 100 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) El 17 de diciembre de 2002 los accionistas de Pegi acordaron iniciar el proceso de liquidación de la entidad. Los efectos derivados han sido reconocidos en los estados financieros que se acompañan.

(c) Amazonia es propietaria del 59.7% del capital común de Sidor, empresa venezolana.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 30 de septiembre de 2003.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 105.322, 101.239 y 96.4656 al 30 de septiembre de 2003, 2002 y 2001, respectivamente (base segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Efectivo y equivalentes de efectivo

La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada

La inversión en la compañía asociada (véase inciso (d) en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

d. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación normal.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

g. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

h. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de

acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido.

k. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. Pérdida por acción

La pérdida por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Pérdida integral

Los diferentes conceptos que integran el capital perdido durante el ejercicio se muestran en el estado de variaciones en el capital contable, bajo el concepto de pérdida integral.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	10,044,681
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,530,251
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	42,668
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	59,891
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(9,677)
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 HYLSA LATIN LLC		12,831,079	0.00	108,373	511,290
9 ELIMINACIONES		1	0.00	0	(730,546)
10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,573,052**	**11,448,608**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	36.73	2,417,906	538,002
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**538,002**
OTRAS INVERSIONES PERMANENTES					**43,152**
TOTAL					12,029,762

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
ABN AMRO	20/07/2007	4.86	0	0	0	0	0	0	0	0	2,510	8,645	17,290	20,079	16,732	0
BANAMEX	31/03/2010	5.40	0	0	0	55,012	148,623	192,015	224,883	810,377	0	0	0	0	0	0
BANCOMEXT	20/07/2007	3.97	0	0	10,245	35,286	534,777	81,954	68,295	0	0	0	0	0	0	0
BANK OF AMERICA	20/07/2007	5.24	0	0	0	0	0	0	0	0	21,311	8,954	17,908	20,796	17,330	0
BANK OF MONTREAL	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	1,397	3,843	5,097	5,682	21,932
BANORTE	31/03/2010	5.05	0	0	5,532	33,767	75,169	81,328	78,213	159,517	0	0	0	0	0	0
BARKLAYS BANK	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	5,857	16,115	23,292	30,498	83,570
BBVA MADRID	31/03/2010	5.14	0	0	0	0	0	0	0	0	0	939	2,583	3,425	3,819	14,738
BANCOMER	31/03/2010	5.33	0	0	5,450	52,792	131,122	170,697	191,657	522,029	0	0	0	0	0	0
BITAL	31/03/2010	5.31	0	0	3,188	25,438	61,742	78,260	80,073	227,001	0	0	0	0	0	0
CITIBANK	20/07/2007	4.86	0	0	0	0	0	0	0	0	6,556	22,583	45,166	52,451	43,709	0
COMERICA BANK	31/03/2009	4.73	0	0	6,180	18,183	24,127	6,061	0	0	3,073	38,632	96,348	55,944	38,492	25,861
COMMERCE BANK	31/12/2007	5.24	0	0	0	0	0	0	0	0	890	3,088	6,175	17,455	41,715	8,613
CREDIT AGRICOLE INDOSUEZ	20/07/2007	4.66	0	0	0	0	0	0	0	0	2,049	7,057	14,114	16,391	13,659	0
CREDIT SUISSE FIRST BOSTON	20/07/2007	4.86	0	0	0	0	0	0	0	0	4,098	14,114	28,229	32,782	27,318	0
DEKABANK	31/12/2005	4.88	0	0	0	0	0	0	0	0	0	1,101	3,000	816	0	0
DEUTSCHE BANK	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	2,928	8,058	11,846	15,250	46,785
EXIM BANK	31/03/2010	5.14	0	0	0	0	0	0	0	0	0	8,492	23,366	30,988	34,550	133,333
EXPORT DEVELOPMENT CORP.	31/03/2010	4.91	0	0	0	0	0	0	0	0	4,098	15,064	30,842	36,248	31,183	14,913
FIDEICOMISO DE FOMENTO MINER	13/11/2007	4.69	0	0	2,893	8,677	11,570	11,570	11,570	1,928	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	31/03/2010	5.13	0	0	0	0	0	0	0	0	1,345	8,298	19,291	18,212	16,588	23,394
HSBC BANK	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	5,121	13,544	17,468	22,874	70,177
HYPO-VEREINSBANK MUNICH	31/03/2010	5.14	0	0	0	0	0	0	0	0	0	7,634	21,007	27,860	31,062	119,873
HYPO-VEREINSBANK NY	31/03/2010	5.38	0	0	0	0	0	0	0	0	0	12,204	31,669	29,156	30,687	118,427
INBURSA	31/03/2010	5.05	0	0	2,868	25,816	51,631	27,067	28,888	98,876	0	0	0	0	0	0
ING	31/12/2005	4.88	0	0	0	0	0	0	0	0	0	1,101	3,000	816	0	0
JPMORGAN CHASE BANK	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	26,063	66,239	68,977	82,526	199,803

CLAVE DE COTIZACION: **HYLSAMX**

HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
KREDITANSTALT FUR WIEDERAFBA	31/03/2010	5.14	0	0	0	0	0	0	0	0	0	15,765	43,379	57,529	64,142	247,537
LRP	31/12/2005	4.88	0	0	0	0	0	0	0	0	0	2,203	5,999	1,633	0	0
SCHLESWING-HOLSTEIN	31/12/2005	4.88	0	0	0	0	0	0	0	0	0	1,101	3,000	816	0	0
STANDARD CHARTERED	31/03/2009	5.40	0	0	0	0	0	0	0	0	0	7,263	19,985	23,530	22,503	42,679
SUMITOMO MITSUI BANKING	31/03/2009	5.40	0	0	0	0	0	0	0	0	0	3,885	10,691	13,548	15,373	23,636
WEST LB	31/03/2010	5.28	0	0	0	0	0	0	0	0	2,868	25,589	62,878	68,322	65,086	158,535
TOTAL BANCARIOS			0	0	36,356	254,971	1,038,761	648,952	683,579	1,819,728	48,804	255,078	613,719	655,277	670,778	1,363,806
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
EUROBONO 2007	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	1,518,859
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,759,301
PAGARE MEDIANO PLAZO	09/03/2007	8.75	0	0	0	0	0	0	736,507	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	0	0	736,507	0	0	0	0	0	0	3,278,160
PROVEEDORES																
OTROS PROVEEDORES	30/09/2004		1,140,066	0	269,004	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			1,140,066	0	269,004	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/09/2004		950,642	0	158,867	0	424,602	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			950,642	0	158,867	0	424,602	0	0	0	0	0	0	0	0	0
			2,090,708	0	464,227	254,971	1,463,363	648,952	1,420,086	1,819,728	48,804	255,078	613,719	655,277	670,778	4,641,966

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	106,339	1,161,988	0	0	1,161,988
PASIVO	1,185,741	12,956,829			12,956,829
	93,627		0	0	1,023,081
	1,092,114		0	0	11,933,748
SALDO NETO	(1,079,402)	(11,794,841)			(11,794,841)

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	4,107,715	(14,929,596)	(10,821,881)	0.01	54,118
FEBRERO	4,098,452	(15,420,853)	(11,322,401)	0.00	11,868
MARZO	4,202,578	(15,523,202)	(11,320,624)	0.01	85,785
ABRIL	4,145,993	(15,282,694)	(11,136,701)	0.00	14,680
MAYO	4,248,368	(15,109,657)	(10,861,290)	0.00	(22,773)
JUNIO	4,227,452	(15,079,624)	(10,852,171)	0.00	(3,540)
JULIO	3,731,289	(15,313,254)	(11,581,965)	0.00	17,674
AGOSTO	3,614,472	(15,226,573)	(11,612,101)	0.00	28,375
SEPTIEMBRE	3,747,372	(15,734,415)	(11,987,043)	0.01	81,587
ACTUALIZACION:	0	0	0	0.00	12,694
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**280,468**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	12.77
ELECTRODOS	UCAR CARBON MEXICANA				0.93
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.59
ALEACIONES	CIA. MINERA AUTLAN				2.25
ZINC	PEÑOLES				1.75
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.15
CAL	REGIO CAL				1.02
PINTURA					1.27
BRIQUETA					0.30

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			1,657	9,008,055			
TOTAL				9,008,055			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			496	2,752,021			
TOTAL				2,752,021			

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: 3 AÑO: 2003

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		1	506,340,463			506,340,463	4,975,129	
TOTAL			**506,340,463**	**0**	**0**	**506,340,463**	**4,975,129**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
506,340,463

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.000057
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

El monto total erogado en inversiones por Hylsamex en lo que va de 2003 asciende a US$38 millones. Con respecto a nuevos proyectos, Hylsamex ha realizado inversiones por US$20 millones relacionadas con un programa de inversiones estratégicas en Galvak orientadas a incrementar la proporción de productos de alto valor agregado en su mezcla de ventas y a añadir capacidad a las distintas líneas de producto de acero recubierto. Adicionalmente se ha erogado US$10 para descapotar material en las minas para apoyar la producción futura de mineral de hierro y por último, la empresa ha destinado US$8 a inversiones normales.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Hylsamex posee el 36.73% de las acciones comunes de Consorcio Siderurgia Amazonia Ltd.(Amazonia), y esta última empresa es tenedora del 59.7% del capital común de CVG Siderúrgica del Orinoco, C.A. (Sidor).

Hylsamex convierte la información financiera de Amazonia, la cual esta preparada de acuerdo con las Normas Internacionales de Contabilidad (Nics) aplicando los lineamientos establecidos en el Boletín B-15 de los Principios de Contabilidad Generalmente Aceptados en México, para incorporar bajo el método de participación la información financiera de su inversión en el extranjero.

La importancia relativa de esta asociada, respecto a las cifras consolidadas de Hylsamex es la siguiente:

	%	
Activos totales	1.9	
Utilidad Neta		n/a

Amazonia es una entidad económicamente independiente.

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 27/10/2003 16:35

HYLSAMEX, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 1210
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1701

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 27/10/2003 16:35
HYLSAMEX, S.A. DE C.V.

FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 27/10/2003 16:35

HYLSAMEX, S.A. DE C.V.

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.



CLAVE DE COTIZACION:
HYLSAMEX, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

____________________________ ____________________________

SAN NICOLAS DE LOS GARZA, NL, A 27 DE OCTUBRE DE 2003

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$ (8,135,880)
IMPUESTO DIFERIDO EN CAPITAL	92,831
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,137,224
TOTAL	$ (5,905,825)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

EXHIBIT 15

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

---

isora: HYLSAMEX, S.A. DE C.V..

Filing to Mexican Stock Exchange: Hylsamex´s Plan to comply with Mexican Stock Exchange´s rule to float at least 12% of company´s shares

Jsuario: GERARDO ANTONIO GONZALEZ VIL

Nombre del sobre: HYLSAMEX.ENS

Longitud del sobre: 6797 bytes.

Fecha de recepcion: Sep 22 2003 6:31:58:266PM.

Folio de recepcion: 31502.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
princump.bmv	1	Programa para subsanar incumplimientos

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

PROGRAMA TENDIENTE A SUBSANAR INCUMPLIMIENTOS DE MANTENIMIENTO A LA INSCRIPCIÓN

EMISORA:HYLSAMX

HYLSAMEX, S.A. DE C.V.

Periodo Del 22/09/2003 Al 22/09/2004

ASUNTO :Planes y programas para subsanar el incumplimiento de mantener colocado entre

el publico inversionista por lo menos el 12% de su capital pagado.

1. Capital Contable

N/A

2. Bursatilidad

N/A

3. Precio promedio semestral de las acciones

N/A

4. Accionistas

N/A

5. Acciones distribuídas entre el público inversionista

N/A

6. Porcentaje de acciones distribuídas entre el público inversionista

En mi carácter de Secretario Suplente del Consejo de Administración de

HYLSAMEX, S.A. de C.V. ("Hylsamex"), personalidad que tengo acreditada en el expediente que dicha emisora mantiene en dicha Bolsa de Valores, me dirijo a ustedes a fin de dar respuesta a su carta de fecha 14 de julio del presente año, en la que solicitan a Hylsamex, a través de su Director General, el Ing. Alejandro Miguel Elizondo Barragán, presente a su consideración los planes y programas de dicha Emisora tendientes a subsanar el incumplimiento del requisito de mantenimiento de la inscripción en el listado de valores autorizados para cotizar en Bolsa, consistente en mantener colocado entre el público inversionista por lo menos el 12% de su capital pagado.

Se advierte que la presente carta confirma y ratifica lo expresado en reunión sostenida por el suscrito con diversos funcionarios de la Bolsa Mexicana de Valores, S.A. de C.V., el pasado día 11 de septiembre. Adicionalmente, se hace constar en relación con las manifestaciones a continuación transcritas que el suscrito también detenta el cargo de de Secretario Suplente del Consejo de Administración de Alfa, S.A. de C.V., sociedad controladora de Hylsamex, lo que se hace constar para los efectos a que hubiere lugar.

Ahora bien y a fin de dar debida atención a su solicitud, me permito manifestar lo siguiente:

1.- Hylsamex, solicitó la autorización correspondiente y obtuvo la autorización respectiva para registrar sus acciones en el Registro Nacional de Valores que lleva la Comisión Nacional Bancaria y de Valores; realizándose la oferta pública primaria de suscripción de acciones representativas de su capital social, los días 27 y 28 de octubre de 1994.

2.- En la Bolsa Mexicana de Valores sus acciones quedaron registradas y autorizada su cotización a partir del día 27 de octubre de 1994.

3.- El porcentaje de su capital pagado, colocado en 1994 entre el público inversionista mediante dicha oferta pública primaria de suscripción de acciones representativas de su capital social fue del 18% aproximadamente; porcentaje que se mantuvo prácticamente sin cambio hasta julio del 2002, como se evidencia en las diversas comunicaciones y certificaciones presentadas por Hylsamex a su consideración de conformidad con lo establecido por los artículos 27 y 28 de las disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores emitidas por la Comisión Nacional Bancaria y de Valores, en relación con las fracciones I y VIII de la disposición 4.033.00 del Reglamento Interior de la Bolsa Mexicana de Valores, así como de sus disposiciones aplicables anteriores.

4.- El día 28 de junio del 2002, los accionistas de Hylsamex celebraron una Asamblea General Extraordinaria de accionistas en la que entre otros acuerdos se resolvió lo siguiente:

a) Sujetar los acuerdos y resoluciones de esta asamblea bajo la condición suspensiva consistente en la conclusión de las negociaciones y celebración por las partes de los correspondientes convenios para la reestructuración de los pasivos de la Sociedad, de sus subsidiarias Hylsa, S.A. de C.V. y Las Encinas, S.A. de C.V. y el refinanciamiento de los pasivos de su diversa subsidiaria Galvak, S.A. de C.V.; publicar el aviso a que se refiere el artículo 132 de la

Ley General de Sociedades Mercantiles, a fin de que los accionistas que lo deseen ejerzan su derecho preferente para suscribir las nuevas acciones dentro de los quince días hábiles siguientes de su publicación; y divulgar el texto de este aviso a través de la red electrónica de comunicación con la Bolsa Mexicana de Valores, S.A. de C.V. conocida como Emisnet;

b) Aumentar el capital social de Hylsamex, S.A. de C.V. en su parte mínima fija, no sujeta a retiro, hasta en la suma de $3,500'000,000 M.N., para llegar como máximo a medida que se realice la suscripción, hasta la cantidad de $5,893'924,407 M.N.;

c) Autorizar la emisión de 356'052,899 (trescientas cincuenta y seis millones cincuenta y dos mil ochocientas noventa y nueve) acciones no suscritas, ordinarias, nominativas, de libre circulación, sin expresión de valor nominal, Serie "B" única en circulación, dando en todo caso a los accionistas actuales de la Sociedad el derecho preferente a suscribir las nuevas acciones en proporción al número de acciones de las que sean titulares, esto es, a razón de una acción con cuatrocientos sesenta millones seiscientos noventa y tres mil trescientos veintitrés milmillonésimas (1.460693323) por cada una de sus acciones, dentro de los quince días hábiles siguientes de la publicación del acuerdo de la asamblea sobre el aumento del capital, en el Periódico Oficial del Estado de Nuevo León;

d) Aprobar que el precio de suscripción sea la cantidad de $9.83 M.N. por acción, que deberá pagarse íntegramente en el momento de la suscripción;

e) Ordenar que las nuevas acciones que no queden suscritas y pagadas por los accionistas en ejercicio de su derecho de preferencia, se conserven en la Tesorería de la Sociedad y se ofrezcan para su suscripción y pago únicamente a

los accionistas que así lo deseen y a los acreedores participantes en las reestructuraciones de pasivos de la Sociedad, de sus subsidiarias Hylsa, S.A. de C.V. y Las Encinas, S.A. de C.V. y en el refinanciamiento de los pasivos de su diversa subsidiaria Galvak, S.A. de C.V., a un precio que determinará periódicamente el Consejo de Administración, quien podrá incrementarlo, en una o varias ocasiones, con una prima de suscripción adicional; en la inteligencia de que esta prima adicional podrá disminuirse o cancelarse posteriormente por el Consejo, pero en ningún caso el precio de suscripción podrá ser menor al precio de suscripción preferente de $9.83 (nueve pesos ochenta y tres centavos moneda nacional) por acción. En la inteligencia, de que si el aumento del capital no se suscribe íntegramente dentro del plazo que llegue a fijar el Consejo de Administración, en una o varias ocasiones, (el cual no podrá exceder de un año contado a partir de la publicación hecha conforme al citado artículo 132 de la Ley General de Sociedades Mercantiles), el capital social se incrementaría sólo en la cuantía de las suscripciones efectuadas, cancelándose las acciones no suscritas ipso facto, sin requerirse acuerdo o resolución de ulterior asamblea de accionistas ni acuerdo del Consejo de Administración y sin necesidad de declaración judicial.

5.- La reestructuración de pasivos antes referida involucró el refinanciamiento de aproximadamente US$1,000,000,000 (un mil millones de dólares moneda de los Estados Unidos de América).

6.- En la Asamblea a que se refiere el inciso anterior, se informó y se tomó nota de que Alfa, S.A. de C.V., accionista mayoritario de la Sociedad, previo a la celebración de dicha asamblea había manifestado su intención y compromiso de suscribir y pagar el incremento de capital decretado hasta por un monto

aproximado equivalente en moneda nacional a $190 millones de dólares de los Estados Unidos de América, a partir de la publicación del aviso a que se refieren el Artículo 132 de la Ley General de Sociedades Mercantiles. El referido aviso fue publicado el día 24 de julio del 2002 en el Periódico Oficial del Estado de Nuevo León y la aportación de Alfa formalizada ese mismo día.

7.- El derecho de suscripción preferente solo fue ejercitado por un accionista minoritario, quién suscribió y pago 2,921 acciones.

8.- El derecho de conversión de pasivos en capital a que se refiere el inciso 4, e) anterior, fue ejercido por un acreedor quién recibió 7,012,888 acciones equivalentes al 1.39% del capital pagado. El plazo de ejercicio del presente derecho de conversión terminó recientemente, esto es el día 23 de julio del presente año.

9.- La aportación de Alfa ($190 millones de dólares de los E.U.A.), permitió a Hylsamex recuperar su viabilidad financiera y lograr la reestructura de diversos pasivos financieros, lo que representó una importante apoyo para la emisora y la recuperación del valor de mercado de sus valores, beneficio del que resultaron favorecidos sus accionistas minoritarios.

10.- Adicionalmente a la aportación antes referida, Alfa procedió a (i) constituir una "Caución Bursátil", sobre el 100% de sus participación accionaria en el capital social de Hylsamex; caución bursátil que permanece en

pleno vigor y que respalda el cumplimiento de las obligaciones asumidas por Hylsamex en los contratos de reestructuración de sus pasivos financieros; (ii) subordinar el cobro de diversos cuentas inter-empresas de las que resulta acreedor e Hylsamex y sus subsidiarias deudores, al pago íntegro de los pasivos reestructurados; y (iii) diferir el cobro de diversos cargos relacionados con la prestación de servicios corporativos.

11.- En la actualidad el capital social de Hylsamex asciende a la cantidad de $4,975,128,754 M.N. y se encuentra representado por 506,340,463 acciones comúnes, Serie "B", nominativas, si expresión de valor nominal, íntegramente suscritas y pagadas. De conformidad con nuestros registros el número de acciones colocadas entre el público inversionista asciende a la cantidad de 50,760,995 lo que representa el 10.03% del capital pagado de la emisora.

Ahora bien, en vista de la importancia de las aportaciones realizadas por Alfa, en apoyo de la reestructuración de diversos pasivos de Hylsamex y de sus subsidiarias, solicitamos a ustedes el otorgamiento de un plazo de 12 meses para continuar realizando diversas acciones que en nuestra opinión permitirán a Hylsamex cumplir cabalmente con los diversos requisitos de mantenimiento de la inscripción en el listado de valores autorizados para cotizar en Bolsa. Haciéndose constar y ratificándose lo anteriormente manifestado al público inversionista en nuestros valores, a quienes se les ha informado de nuestro interés, objetivo y prioridad de mejorar la situación financiera de la emisora, como lo demuestra la reciente reestructuración de pasivos de nuestra sociedad asociada no consolidada Siderúrgica del Orinoco (Sidor) C.A., ocurrida el pasado mes de junio del presente año.

Adicionalmente, se ratifica nuestra constante búsqueda de alternativas para lograr una mejor estructura financiera y operativa de nuestros negocios, entre las cuales se destacan las siguientes: (i) la venta de activos no estratégicos; (ii) la formación de alianzas estratégicas con socios que aporten recursos económicos o tecnológicos más avanzados y eficientes a las actualmente utilizadas en nuestras instalaciones productivas o el acceso a nuevos mercados; y (iii) la venta parcial o total de alguna(s) subsidiaria(s).

Se advierte, que el momento actual no representa el mejor de los tiempos para proceder a realizar una colocación adicional de valores en los mercados, ni para realizar una oferta pública ya sea esta primaria o secundaria de acciones, pues aún y cuando ello nos permitiría dar cabal cumplimiento al requisito de mantenimiento de la inscripción en el listado de valores autorizados para cotizar en Bolsa, del que actualmente nos encontramos en desviación al contar a la fecha con una participación del 10.03% de las acciones representativas del capital social de Hylsamex distribuidas entre el público inversionista, ya que el proceder en tal sentido no resulta del todo factible ni necesariamente redundará o arrojará beneficios directos para los accionistas minoritarios. El permitir a la emisora un plazo razonable de tiempo para terminar de explorar e implementar alguna o varias de las alternativas antes descritas, consideramos arrojará el mayor de los beneficios para el total de los inversionistas ya sean estos mayoritarios o minoritarios, pues permitirá el lograrán formalizar cualquiera de dichas alternativas en los términos más favorables para la emisora y en consecuencia para sus inversionistas.

22 de Septiembre de 2003

Secretario del Consejo de
Administración





Programa de Incumplientos de HYLSAMEX, S.A. DE C.V.

echa de Recepción en BMV: 2003-09-22 18:31:00.0

Prefijo:
PRINCUMP

Clave Cotización:
HYLSAMX

Razón Social:
HYLSAMEX, S.A. DE C.V.

Fecha Inicio:
22/9/2003

Fecha Fin:
22/9/2004

nto:
ies y programas para subsanar el incumplimiento de mantener colocado entre el público inversionista por lo menos el 12% de su capital pagado.

Capital contable:
N/A

Bursatilidad:
N/A

Precio promedio:
N/A

Accionistas:
N/A

Accionistas Distribuidas:
N/A

Porcentajes acciones distribuidas:
En mi carácter de Secretario Suplente del Consejo de Administración de HYLSAMEX, S.A. de C.V. ("Hylsamex"), personalidad que tengo acreditada en el expediente que dicha emisora mantiene en dicha Bolsa de Valores, me dirijo a ustedes a fin de dar respuesta a su carta de fecha 14 de julio del presente año, en la que solicitan a Hylsamex, a través de su Director General, el Ing. Alejandro Miguel Elizondo Barragán, presente a su consideración los planes y programas de dicha Emisora tendientes a subsanar el incumplimiento del requisito de mantenimiento de la inscripción en el listado de valores autorizados para cotizar en Bolsa, consistente en mantener colocado entre el público inversionista por lo menos el 12% de su capital pagado.

advierte que la presente carta confirma y ratifica lo expresado en reunión ...nida por el suscrito con diversos funcionarios de la Bolsa Mexicana de V...s, S.A. de C.V., el pasado día 11 de septiembre. Adicionalmente, se hace constar en relación con las manifestaciones a continuación transcritas que el suscrito también detenta el cargo de de Secretario Suplente del Consejo de Administración de Alfa, S.A. de C.V., sociedad controladora de Hylsamex, lo que se hace constar para los efectos a que hubiere lugar.

hora bien y a fin de dar debida atención a su solicitud, me permito anifestar lo siguiente:

Hylsamex, solicitó la autorización correspondiente y obtuvo la [illegible]ización respectiva para registrar sus acciones en el Registro Nacional de [illegible]s que lleva la Comisión Nacional Bancaria y de Valores; realizándose la ferta pública primaria de suscripción de acciones representativas de su apital social, los días 27 y 28 de octubre de 1994.

2.- En la Bolsa Mexicana de Valores sus acciones quedaron registradas y utorizada su cotización a partir del día 27 de octubre de 1994.

3.- El porcentaje de su capital pagado, colocado en 1994 entre el público nversionista mediante dicha oferta pública primaria de suscripción de cciones representativas de su capital social fue del 18% aproximadamente; orcentaje que se mantuvo prácticamente sin cambio hasta julio del 2002, como e evidencia en las diversas comunicaciones y certificaciones presentadas por ylsamex a su consideración de conformidad con lo establecido por los rtículos 27 y 28 de las disposiciones de carácter general aplicables a las misoras de valores y a otros participantes del mercado de valores emitidas or la Comisión Nacional Bancaria y de Valores, en relación con las fracciones y VIII de la disposición 4.033.00 del Reglamento Interior de la Bolsa Mexicana de Valores, así como de sus disposiciones aplicables anteriores.

4.- El día 28 de junio del 2002, los accionistas de Hylsamex celebraron una Asamblea General Extraordinaria de accionistas en la que entre otros acuerdos se resolvió lo siguiente:

a) Sujetar los acuerdos y resoluciones de esta asamblea bajo la condición suspensiva consistente en la conclusión de las negociaciones y celebración por as partes de los correspondientes convenios para la reestructuración de los pasivos de la Sociedad, de sus subsidiarias Hylsa, S.A. de C.V. y Las Encinas, [illegible] de C.V. y el refinanciamiento de los pasivos de su diversa subsidiaria [illegible]vak, S.A. de C.V.; publicar el aviso a que se refiere el artículo 132 de la Ley General de Sociedades Mercantiles, a fin de que los accionistas que lo d[illegible]n ejerzan su derecho preferente para suscribir las nuevas acciones dentro de los quince días hábiles siguientes de su publicación; y divulgar el texto de este aviso a través de la red electrónica de comunicación con la Bolsa Mexicana de Valores, S.A. de C.V. conocida como Emisnet;

b) Aumentar el capital social de Hylsamex, S.A. de C.V. en su parte mínima fija, no sujeta a retiro, hasta en la suma de $3,500'000,000 M.N., para llegar como máximo a medida que se realice la suscripción, hasta la cantidad de $5,893'924,407 M.N.;

c) Autorizar la emisión de 356'052,899 (trescientas cincuenta y seis millones cincuenta y dos mil ochocientas noventa y nueve) acciones no suscritas, ordinarias, nominativas, de libre circulación, sin expresión de valor nominal, Serie "B" única en circulación, dando en todo caso a los accionistas actuales de la Sociedad el derecho preferente a suscribir las nuevas acciones en proporción al número de acciones de las que sean titulares, esto es, a razón de una acción con cuatrocientos sesenta millones seiscientos noventa y tres mil trescientos veintitrés milmillonésimas (1.460693323) por cada una de sus acciones, dentro de los quince días hábiles siguientes de la publicación del acuerdo de la asamblea sobre el aumento del capital, en el Periódico Oficial del Estado de Nuevo León;

d) Aprobar que el precio de suscripción sea la cantidad de $9.83 M.N. por acción, que deberá pagarse íntegramente en el momento de la suscripción;

e) Ordenar que las nuevas acciones que no queden suscritas y pagadas por los accionistas en ejercicio de su derecho de preferencia, se conserven en la Tesorería de la Sociedad y se ofrezcan para su suscripción y pago únicamente a os accionistas que así lo deseen y a los acreedores participantes en las eestructuraciones de pasivos de la Sociedad, de sus subsidiarias Hylsa, S.A. [illegible]C.V. y Las Encinas, S.A. de C.V. y en el refinanciamiento de los pasivos de [illegible]versa subsidiaria Galvak, S.A. de C.V., a un precio que determinará [illegible]icamente el Consejo de Administración, quien podrá incrementarlo, en una o varias ocasiones, con una prima de suscripción adicional; en la inteligencia de que esta prima adicional podrá disminuirse o cancelarse posteriormente por el Consejo, pero en ningún caso el precio de suscripción podrá ser menor al [illegible] de $9.83 (nueve pesos ochenta y tres centavos

moneda nacional) por acción. En la inteligencia, de que si el aumento del capital no se suscribe íntegramente dentro del plazo que llegue a fijar el Consejo de Administración, en una o varias ocasiones, (el cual no podrá exceder de un año contado a partir de la publicación hecha conforme al citado artículo 132 de la Ley General de Sociedades Mercantiles), el capital social incrementaría sólo en la cuantía de las suscripciones efectuadas, cancelándose las acciones no suscritas ipso facto, sin requerirse acuerdo o resolución de ulterior asamblea de accionistas ni acuerdo del Consejo de Administración y sin necesidad de declaración judicial.

5.- La reestructuración de pasivos antes referida involucró el refinanciamiento de aproximadamente US$1,000,000,000 (un mil millones de dólares moneda de los Estados Unidos de América).

6.- En la Asamblea a que se refiere el inciso anterior, se informó y se tomó nota de que Alfa, S.A. de C.V., accionista mayoritario de la Sociedad, previo a la celebración de dicha asamblea había manifestado su intención y compromiso de suscribir y pagar el incremento de capital decretado hasta por un monto aproximado equivalente en moneda nacional a $190 millones de dólares de los Estados Unidos de América, a partir de la publicación del aviso a que se refieren el Artículo 132 de la Ley General de Sociedades Mercantiles. El referido aviso fue publicado el día 24 de julio del 2002 en el Periódico Oficial del Estado de Nuevo León y la aportación de Alfa formalizada ese mismo día.

7.- El derecho de suscripción preferente solo fue ejercitado por un accionista minoritario, quién suscribió y pago 2,921 acciones.

8.- El derecho de conversión de pasivos en capital a que se refiere el inciso 4. e) anterior, fue ejercido por un acreedor quién recibió 7,012,888 acciones equivalentes al 1.39% del capital pagado. El plazo de ejercicio del presente derecho de conversión terminó recientemente, esto es el día 23 de julio del presente año.

La aportación de Alfa ($190 millones de dólares de los E.U.A.), permitió a Hylsamex recuperar su viabilidad financiera y lograr la reestructura de d[illegible] os pasivos financieros, lo que representó una importante apoyo para la emisora y la recuperación del valor de mercado de sus valores, beneficio del que resultaron favorecidos sus accionistas minoritarios.

10.- Adicionalmente a la aportación antes referida, Alfa procedió a (i) constituir una "Caución Bursátil", sobre el 100% de sus participación accionaria en el capital social de Hylsamex; caución bursátil que permanece en pleno vigor y que respalda el cumplimiento de las obligaciones asumidas por Hylsamex en los contratos de reestructuración de sus pasivos financieros; (ii) subordinar el cobro de diversos cuentas inter-empresas de las que resulta acreedor e Hylsamex y sus subsidiarias deudores, al pago íntegro de los pasivos reestructurados; y (iii) diferir el cobro de diversos cargos relacionados con la prestación de servicios corporativos.

11.- En la actualidad el capital social de Hylsamex asciende a la cantidad de $4,975,128,754 M.N. y se encuentra representado por 506,340,463 acciones comúnes, Serie "B", nominativas, si expresión de valor nominal, íntegramente suscritas y pagadas. De conformidad con nuestros registros el número de acciones colocadas entre el público inversionista asciende a la cantidad de [illegible]0,760,995 lo que representa el 10.03% del capital pagado de la emisora.

Ahora bien, en vista de la importancia de las aportaciones realizadas por Alfa, en apoyo de la reestructuración de diversos pasivos de Hylsamex y de sus subsidiarias, solicitamos a ustedes el otorgamiento de un plazo de 12 meses para continuar realizando diversas acciones que en nuestra opinión permitirán a Hylsamex cumplir cabalmente con los diversos requisitos de mantenimiento de la inscripción en el listado de valores autorizados para cotizar en Bolsa. [illegible]iéndose constar y ratificándose lo anteriormente manifestado al público inversionista en nuestros valores, a quienes se les ha informado de nuestro [illegible], objetivo y prioridad de mejorar la situación financiera de la emisora, como lo demuestra la reciente reestructuración de pasivos de nuestra sociedad asociada no consolidada Siderúrgica del Orinoco (Sidor) C.A., ocurrida el pasado mes de junio del presente año.

Adicionalmente, se ratifica nuestra constante búsqueda de alternativas para ɔgrar una mejor estructura financiera y operativa de nuestros negocios, entre as cuales se destacan las siguientes: (i) la venta de activos no :stratégicos; (ii) la formación de alianzas estratégicas con socios que ·rten recursos económicos o tecnológicos más avanzados y eficientes a las ɹalmente utilizadas en nuestras instalaciones productivas o el acceso a ıı··ɔs mercados; y (iii) la venta parcial o total de alguna(s) subsidiaria(s).

Se advierte, que el momento actual no representa el mejor de los tiempos para ɔroceder a realizar una colocación adicional de valores en los mercados, ni ɔara realizar una oferta pública ya sea esta primaria o secundaria de ɛcciones, pues aún y cuando ello nos permitiría dar cabal cumplimiento al ·equisito de mantenimiento de la inscripción en el listado de valores ɪutorizados para cotizar en Bolsa, del que actualmente nos encontramos en ɪesviación al contar a la fecha con una participación del 10.03% de las ɛcciones representativas del capital social de Hylsamex distribuidas entre el ɔúblico inversionista, ya que el proceder en tal sentido no resulta del todo actible ni necesariamente redundará o arrojará beneficios directos para los ɛccionistas minoritarios. El permitir a la emisora un plazo razonable de iempo para terminar de explorar e implementar alguna o varias de las ɜlternativas antes descritas, consideramos arrojará el mayor de los beneficios ɔara el total de los inversionistas ya sean estos mayoritarios o minoritarios, ɔues permitirá el lograrán formalizar cualquiera de dichas alternativas en los :érminos más favorables para la emisora y en consecuencia para sus nversionistas.

Hylsamex S.A. de C.V.
File No. 82-4252

EXHIBIT 16

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

ˈsora: HYLSAMEX, S.A. DE C.V..

Filing to Mexican Stock Exchange: General information about the company

Jsuario: GERARDO ANTONIO GONZALEZ VILI

Jombre del sobre: HYLSAMEX.ENS

Longitud del sobre: 2837 bytes.

Fecha de recepcion: Sep 2 2003 6:02:02:800PM.

Folio de recepcion: 30322.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
datosgen.bmv	1	Datos Generales de Emisoras

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSAMX FECHA: 18/09/2003 10:10
HYLSAMEX, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 1210
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

OMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
MICILIO:	AVE. MUNICH 101
ONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
UESTO:	DIRECTOR GENERAL
OMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
ICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL

BOLSA MEXICANA DE VALORES. S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 18/09/2003 10:10

HYLSAMEX, S.A. DE C.V.

:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
\X:	01 81 8865 1210
-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

.STO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

BOLSA MEXICANA DE VALORES. S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 18/09/2003 10:10

HYLSAMEX, S.A. DE C.V.

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

EXHIBIT 17

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Filing to Mexican Stock Eschange: Hylsamex continues to analyze options to improve its financial situation. **English translation included.**

misora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VI

Nombre del sobre: HYLSAMEX.ENS

Longitud del sobre: 2509 bytes.

Fecha de recepcion: Aug 15 2003 1:00:24:000PM.

Folio de recepcion: 29429.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

ombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 15/08/2003

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU PUBLICACION INMEDIATA

EVENTO RELEVANTE

En cumplimiento del artículo 16Bis de la Ley del Mercado de Valores Hylsamex informa:

Desde mediados de 2000, Hylsamex ha manifestado en diversos foros y a través de diferentes medios que tiene como prioridad el mejorar su situación financiera.

Se han logrado avances significativos en este sentido, como la reestructuración de su deuda en julio de 2002 y la reestructuración de la deuda de Sidor, empresa asociada no consolidada, en junio de 2003.

Hylsamex continúa trabajando en la misma dirección; entre las alternativas que se contemplan están la venta de activos no estratégicos, una alianza estratégica con otra compañía del ramo e inclusive la venta parcial o total de algunas subsidiarias.

Se informará oportunamente al público inversionista cuando exista algo concreto sobre el particular.

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

   

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2003-08-15 13:00:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
15/8/2003

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
En cumplimiento del artículo 16Bis de la Ley del Mercado de Valores Hylsamex informa:

Desde mediados de 2000, Hylsamex ha manifestado en diversos foros y a través de diferentes medios que tiene como prioridad el mejorar su situación financiera.

Se han logrado avances significativos en este sentido, como la reestructuración de su deuda en julio de 2002 y la reestructuración de la deuda de Sidor, empresa asociada no consolidada, en junio de 2003.

Hylsamex continúa trabajando en la misma dirección; entre las alternativas que se contemplan están la venta de activos no estratégicos, una alianza estratégica con otra compañía del ramo e inclusive la venta parcial o total de algunas subsidiarias.

Se informará oportunamente al público inversionista cuando exista algo concreto sobre el particular.

Mercado Exterior:

English Translation

HYLSAMEX

Press Release

For immediate release:

In compliance with Article 16Bis of the Mexican Securities Law, Hylsamex informs the following:

Since mid-2000, Hylsamex has expressed through different channels and the media that improving its financial condition is a priority.

The restructuring of Hylsamex's debt in July of 2002, as well as the restructuring of Sidor's debt (a non-consolidated associated company) in June of 2003, are two events that represent significant progress toward this objective.

Hylsamex continues to work in the same direction; among the options being analyzed are the sale of non-strategic assets, a strategic alliance with another company of the industry, and the complete or partial sale of subsidiaries.

Hylsamex will promptly inform investors and the public when any relevant future developments occur.

EXHIBIT 18

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

r ora: HYLSAMEX, S.A. DE C.V..

Filing to Mexican Stock Exchange: Hylsamex By- laws

suario: GERARDO ANTONIO GONZALEZ VILL

ombre del sobre: compulsa.pdf

ongitud del sobre: 105729 bytes.

echa de recepcion: Jul 28 2003 12:47:36:386PM.

olio de recepcion: 28009.

03 NOV 19 7:21

,os Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
compulsa.pdf	0	Compulsa de Estatutos

s Archivos NO recibidos son los siguientes:

N(re del archivo	Error

"ESTATUTOS SOCIALES DE HYLSAMEX, S.A. DE C.V.

VIGENTES AL DIA 28 DE JULIO DEL AÑO 2003

CAPITULO PRIMERO

DENOMINACION, OBJETO, DOMICILIO, DURACION

Y NACIONALIDAD

--- **ARTICULO 1.-** La sociedad se denomina "HYLSAMEX". Esta denominación deberá ser seguida de las palabras "SOCIEDAD ANONIMA DE CAPITAL VARIABLE", o de las iniciales "S.A. DE C.V.".

--- **ARTICULO 2.-** La Sociedad tiene por objeto:

--- a) Ser titular y controlar, directa o indirectamente a través de otras sociedades o fideicomisos, acciones o participaciones en otras sociedades.

--- b) Proporcionar y recibir servicios de asesoría, consultoría y otros servicios en materia industrial, tecnológica, administrativa, contable, financiera, legal, fiscal y cualquier otra, relacionada con la promoción, administración o manejo de sociedades.

--- c) Encargarse por cuenta propia o ajena de promover, constituír, organizar, explotar, administrar, tomar participaciones en el capital, en el financiamiento, en la administración o en la liquidación de todo tipo de sociedades o asociaciones, tanto nacionales como extranjeras.

--- d) Celebrar todo tipo de operaciones de crédito en los términos de la Ley.

--- e) Garantizar, sujeto a la autorización del Consejo de Administración, mediante aval, fianza, prenda, hipoteca o fideicomiso, obligaciones a cargo de cualquier sociedad en relación a la cual esta Sociedad, directa o indirectamente, participe en su capital social.

--- f) Contraer o conceder préstamos, otorgando o recibiendo las garantías correspondientes, así como emitir obligaciones con o sin garantía específica; en el entendido de que, la Sociedad no deberá hacer préstamos de efectivo, de valores de cualesquier naturaleza a Alfa, S.A. de C.V., o a cualquiera de sus subsidiarias o afiliadas que no sean las incluidas en el inciso e) anterior.

--- g) Emitir, otorgar, expedir, aceptar, girar, suscribir, librar, endosar, avalar, o certificar todo tipo de valores y demás títulos de crédito, en la inteligencia de que la Sociedad sólo podrá prestar el aval en los casos a que se refiere el inciso e) de este Artículo 2o.

--- h) Adquirir y disponer de toda clase de derechos relativos a la propiedad industrial o intelectual, incluyendo marcas, nombres comerciales, avisos comerciales, certificados de invención, derechos de autor, patentes, opciones y preferencias y otorgar y recibir licencias respecto de tales derechos, así como ser titular de concesiones para realizar todo tipo de actividades.

--- i) Adquirir, enajenar, tomar y otorgar el uso, el goce, el usufructo, la posesión, o el dominio por cualquier título de toda clase de bienes muebles o inmuebles así como de derechos reales sobre ellos.

--- j) Contratar, activa o pasivamente, toda clase de prestación de servicios, así como actuar en todo tipo de operaciones comerciales como comisionista, mediador, representante, distribuidor o intermediario.

--- k) Celebrar toda clase de contratos, convenios e instrumentos de crédito, así como realizar



todos los actos necesarios o convenientes para llevar a cabo los objetos antes mencionados en este Artículo.---

--- l) Ser Empresa de Comercio Exterior para la promoción, comercialización integral y consolidación de exportaciones de mercancías no petroleras, en los mercados internacionales, así como la prestación de servicios para apoyar a las empresas productoras en sus operaciones de comercio exterior.--

--- **ARTICULO 3.-** La duración de la sociedad es de noventa y nueve años, contados a partir de la fecha de inscripción de su escritura constitutiva en el Registro Público de la Propiedad y del Comercio, correspondiente a su domicilio social.--

--- **ARTICULO 4.-** El domicilio de la Sociedad es el Municipio de San Nicolás de los Garza, Estado de Nuevo León, México. Este domicilio no se entenderá cambiado si la Sociedad (i) designa domicilios convencionales para ejercer o cumplir determinados derechos u obligaciones, o (ii) establece sucursales o agencias en otros lugares fuera de dicho Municipio.--

--- **ARTICULO 5.-** La Sociedad es mexicana. Los socios extranjeros actuales o futuros de la Sociedad, se obligan formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales con respecto a las acciones de la Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de los que sea titular la Sociedad; o bien de los derechos y obligaciones que deriven de los contratos en que sea parte la propia Sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido.---------------------

--- **ARTICULO 6.-** Ninguna sociedad en la que Hylsamex, S.A. de C.V., sea titular de la mayoría de las acciones o partes sociales podrá invertir directa o indirectamente en acciones representativas del capital social de Hylsamex, S.A. de C.V., ni en acciones de cualquier otra sociedad que sea accionista mayoritaria de la propia Hylsamex, S.A. de C.V.; o que, sin ser accionista mayoritaria, tenga aquélla conocimiento de que es accionista de ésta.----------------

--- Se exceptúan de la prohibición anterior las adquisiciones realizadas por dichas sociedades para instrumentar o cumplir con planes de opción de compra de acciones para empleados o trabajadores de la Sociedad o de sus subsidiarias, sujeto a las disposiciones legales aplicables, sin que en caso alguno el número de acciones así adquiridas exceda, en conjunto, del 5% (cinco por ciento) del total de las acciones emitidas por la Sociedad que se encuentren en circulación.--

------------------------------------ CAPITULO SEGUNDO ------------------------------------

------------------------------- CAPITAL SOCIAL Y ACCIONES -------------------------------

--- **ARTICULO 7.-** El capital social es variable. El capital mínimo fijo no sujeto a retiro es de $4,975'128,754 (cuatro mil novecientos setenta y cinco millones ciento veintiocho mil setecientos cincuenta y cuatro pesos moneda nacional) representado por 506'340,463 (quinientos seis millones trescientos cuarenta mil cuatrocientos sesenta y tres) acciones comunes, Serie "B", nominativas, sin expresión de valor nominal, íntegramente suscritas y pagadas. La parte variable del capital social no podrá exceder de diez veces el importe de la parte mínima fija sin derecho a retiro. Habrá una sola clase de acciones, las cuales conferirán



iguales derechos y obligaciones a sus tenedores. La Sociedad podrá emitir acciones no suscritas en virtud del incremento de la parte fija y/o variable del capital social, las que se conservarán en la Tesorería de la Sociedad para entregarse a medida que se realice la suscripción, dando en todo caso a los accionistas de la Sociedad el derecho a suscribir las nuevas acciones en proporción al número de acciones de que sean titulares, en los términos del Artículo 9 de estos Estatutos. El capital variable con derecho a retiro se representará, en su caso, por acciones nominativas, sin expresión de valor nominal, Serie "B", sin que se pueda exceder el límite establecido en el primer párrafo de este Artículo 7. También podrá la Sociedad emitir acciones no suscritas, para su colocación mediante oferta pública, conforme a las normas legales aplicables.------------------------------------

--- **ARTICULO 8.-** La Sociedad mantendrá un Registro de Acciones en el que se inscribirán los títulos definitivos o los certificados provisionales emitidos por la Sociedad con la indicación del nombre, razón o denominación social, nacionalidad y domicilio de sus respectivos titulares.------------------------------------

--- El Consejo de Administración podrá acordar que el Registro de Acciones de la Sociedad lo lleve ya sea (i) el Secretario del Consejo de Administración cubriendo sus ausencias el Secretario Suplente, (ii) una institución para el depósito de valores, (iii) una institución de crédito, o (iv) la persona que indique el Consejo de Administración que actuará por cuenta y nombre de la Sociedad como agente registrador. A falta de designación expresa por el Consejo, el Registro de Acciones lo llevará el Secretario Propietario y, en sus ausencias, el Secretario Suplente.------------------------------------

--- A solicitud de cualquier interesado, previa la comprobación a que hubiere lugar, se inscribirán en el citado Registro las transferencias y conversiones de las acciones y la constitución de derechos reales, embargos y otros gravámenes sobre las mismas.------------

--- Gozarán del derecho a obtener certificaciones o constancias de las inscripciones del Registro y sus anotaciones:------------------------------------

--- (i) los accionistas de la Sociedad, respecto de las acciones inscritas a su nombre; y (ii) los que acrediten interés jurídico, respecto de acciones propiedad de terceros.------------------

--- Toda certificación o constancia será autorizada mediante la firma de la persona encargada del Registro.------------------------------------

--- El Registro de Acciones permanecerá cerrado desde el segundo día hábil anterior a la celebración de cada Asamblea de Accionistas hasta el día hábil posterior de la misma, en los que no se hará inscripción alguna ni se expedirán certificaciones y constancias.-------------

--- La Sociedad sólo reputará accionistas a los tenedores cuyos títulos definitivos o certificados provisionales se hallaren inscritos en el Registro de Acciones de la Sociedad en los términos del Artículo 129 de la Ley General de Sociedades Mercantiles y, en su caso, a quien presente la documentación a que se refiere el Artículo 78 de la Ley del Mercado de Valores.------------------------------------

--- **ARTICULO 9.-** El capital social mínimo fijo sin derecho a retiro podrá ser aumentado o reducido mediante resolución de Asamblea Extraordinaria de Accionistas, debiéndose, en este caso, reformar el Artículo 7 de los Estatutos Sociales. El capital social variable podrá ser aumentado o reducido mediante resolución de Asamblea Ordinaria de Accionistas, que deberá de formalizarse ante notario o corredor público sin necesidad de reformar los

Estatutos Sociales, ni de inscribir la escritura de protocolización correspondiente en el Registro Público de Comercio, en el entendido de que la disminución del capital variable que derive del derecho de retiro se ajustará a lo dispuesto más adelante en este Artículo 9.-------

--- En ningún caso la asamblea de accionistas podrá decretar aumentos o reducciones del capital social que den como resultado la violación del límite establecido en el Artículo 7 de estos Estatutos, sin que antes la Asamblea Extraordinaria de Accionistas haya modificado dicho límite y se haya obtenido, en caso de requerirse, autorización de las autoridades competentes.---

--- Las acciones representativas del capital social podrán emitirse con prima, la que deberá ser pagada por los suscriptores; y toda aportación de los accionistas al capital social se entiende realizada a título de propiedad.---

--- En caso de aumento de capital con nuevas aportaciones en dinero efectivo o en bienes distintos al dinero, los accionistas gozarán del derecho de preferencia para suscribir las nuevas acciones que se emitan, en proporción al monto del capital social representado por sus acciones. El derecho de preferencia se ejercitará en los términos de la Ley General de Sociedades Mercantiles, conforme al procedimiento que fije la propia Asamblea. En el caso de que quedaren sin suscribir acciones después de la expiración del plazo durante el cual los accionistas hubieren tenido el derecho de ejercitar la preferencia que se les otorga en este Artículo, las acciones de que se trate podrán ser ofrecidas a terceras personas para suscripción y pago, en los términos y plazos que disponga la propia Asamblea que hubiere decretado el aumento de capital, o en los términos y plazos que disponga el Consejo de Administración en el caso de que la Asamblea no los hubiere determinado, en el entendido de que el precio al cual se ofrezcan para suscripción las acciones a terceros no podrá ser menor a aquél al cual fueron ofrecidas a los accionistas de la Sociedad en el ejercicio de su preferencia.---

--- No habrá lugar al derecho de suscripción preferente (i) cuando la Ley permita su excepción, y (ii) cuando el aumento de capital se deba a la conversión de obligaciones en acciones o a la absorción por fusión de otra sociedad o de parte del patrimonio escindido de otra sociedad.---

--- En caso de aumento de capital como resultado de la capitalización de primas sobre acciones, de utilidades retenidas, de reservas u otras partidas del patrimonio, los accionistas participarán del aumento en proporción al número de sus acciones. Si en este caso se llegaren a emitir nuevas acciones, se distribuirán proporcionalmente entre los accionistas.----

--- El procedimiento para que los accionistas de la Sociedad puedan ejercer el derecho individual de retiro parcial o total del capital social variable, además de ceñirse a lo ordenado en los Artículos 220 y 221 de la Ley General de Sociedades Mercantiles, se sujeta a que el reembolso correspondiente se pague conforme al valor que resulte más bajo de los dos siguientes:---

--- (i) El 95% (noventa y cinco porciento) del valor de cotización en la Bolsa Mexicana de Valores, S.A. de C.V., obtenido del promedio de operaciones que se hayan efectuado durante los treinta días en que se hayan cotizado las acciones de la Sociedad, previos a la fecha en que el retiro deba surtir sus efectos; en la inteligencia de que si las acciones de la Sociedad se cotizaren adicionalmente en una o más bolsas de valores del extranjero, se tomará para el



cálculo del reembolso el valor de cotización promedio más bajo de todas ellas; o bien; (ii) El valor contable de las acciones de acuerdo al estado de posición financiera correspondiente al cierre del ejercicio en que la separación deba surtir sus efectos, previamente aprobado por la Asamblea General Ordinaria de Accionistas.---

--- El retiro parcial o total de aportaciones de un socio surtirá sus efectos en la fecha de terminación del ejercicio anual en curso, si la notificación de la decisión de ejercitar el derecho de retiro se efectuare antes del último trimestre de dicho ejercicio, o en la fecha de cierre del ejercicio anual inmediato siguiente si tal notificación se efectuare después. El pago del reembolso será exigible a la Sociedad a partir del día siguiente a la celebración de la Asamblea General Ordinaria de Accionistas que haya aprobado el estado de posición financiera correspondiente al ejercicio en que el retiro deba surtir sus efectos.------------------

--- Los accionistas de la Sociedad no podrán ejercitar su derecho de retiro si tiene como consecuencia afectar el capital social fijo, no sujeto a retiro. En caso de que la Sociedad recibiera solicitudes de retiro que tuvieran como consecuencia reducir a menos del mínimo el capital social, la Sociedad estará obligada a satisfacer sólamente aquellas solicitudes que no tengan dicha consecuencia, dando preferencia a las primeras que reciba en tiempo.-----------

--- En caso de que la Sociedad recibiera simultáneamente varias solicitudes de retiro que tuvieran como efecto reducir a menos del mínimo del capital social, la sociedad reembolsará solamente las acciones cuyo reembolso no cause la reducción a menos del mínimo el capital social, y dicho reembolso se efectuará, en relación con cada accionista solicitante, en forma proporcional al número de acciones cuyo reembolso hubiera sido solicitado en forma simultánea.--

--- Todo aumento o disminución del capital social se registrará en un libro específico que la Sociedad llevará para tales efectos.--

--- **ARTICULO 10.-** Los títulos definitivos o, en su caso, los certificados provisionales representativos de las acciones:---

--- (i) contendrán las menciones a que se refiere el Artículo 125 de la Ley General de Sociedades Mercantiles; (ii) indicarán la Serie a la que pertenecen; (iii) podrán amparar una o más acciones; (iv) estarán numerados progresivamente; y (v) serán firmados por dos miembros propietarios del Consejo de Administración con firma autógrafa o firma impresa en facsímil a condición, en este último caso, de que esté depositado el original de las firmas respectivas en el Registro Público del Comercio en que está registrada la Sociedad.----------

--- En caso de pérdida, destrucción o robo de títulos o certificados de acciones, el propietario podrá solicitar la expedición de unos nuevos con sujeción a lo que al respecto dispone la Ley General de Títulos y Operaciones de Crédito. Los gastos que se originen con motivo de la expedición del nuevo título o certificado, serán por cuenta del interesado.-------------------

------------------------------------ CAPITULO TERCERO ------------------------------------

----------------------ASAMBLEAS GENERALES DE ACCIONISTAS -----------------------

--- **ARTICULO 11.-** Las Asambleas generales de accionistas pueden ser ordinarias y extraordinarias:---

--- 1. Serán asambleas ordinarias de accionistas las convocadas para resolver cualesquiera de los siguientes asuntos:---

--- 1.1 Discutir, aprobar o modificar el informe del Consejo de Administración a que se hace referencia en el Artículo 172 de la Ley General de Sociedades Mercantiles, tomando en cuenta los informes de los Comisarios y el reporte del Comité de Auditoría y adoptar las medidas que se estimen convenientes; 1.2 Decidir sobre la aplicación de la cuenta de resultados; 1.3 Elegir a los miembros del Consejo de Administración y Comisarios y determinar su remuneración; 1.4 Aumentar o reducir el capital social en su parte variable, salvo cuando las normas legales aplicables no requieran de resolución de asamblea de accionistas para su aumento o reducción; 1.5 Acordar, sin exceder los límites de Ley, para cada ejercicio, el monto máximo de recursos que la Sociedad podrá destinar a la compra de acciones propias en los términos del Artículo 37 de estos Estatutos; 1.6 Resolver sobre cualquier otro asunto que le fuere sometido a su consideración que no estuviere reservado específicamente por alguna norma legal aplicable o por estos Estatutos a una asamblea general extraordinaria de accionistas.- La asamblea general ordinaria se reunirá por lo menos una vez al año dentro de los cuatro meses que sigan a la clausura del ejercicio social y se ocupará, además de los asuntos incluidos en el orden del día, de los mencionados en los incisos 1.1 a 1.3 anteriores.---

--- 2. Serán de la competencia exclusiva de las asambleas generales extraordinarias de accionistas, las convocadas para resolver sobre cualesquiera de los siguientes asuntos: 2.1 Prórroga del plazo de duración de la Sociedad; 2.2 Disolución anticipada de la Sociedad; 2.3 Aumento o reducción del capital social fijo de la Sociedad (salvo cuando las normas legales aplicables no requieran de resolución de asamblea de accionistas para su aumento o reducción) y modificación de los límites porcentuales establecidos para las diversas acciones en el primer párrafo del Artículo 7 de estos Estatutos; 2.4 Cambio del objeto de la Sociedad; 2.5 Cambio de nacionalidad de la Sociedad; 2.6 Fusión, transformación y escisión de la Sociedad; 2.7 Acordar la cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores del Registro Nacional de Valores y en otras bolsas de valores nacionales o extranjeras en las que se encuentren registradas; en la inteligencia de que el Consejo de Administración está facultado para acordar la cancelación de la inscripción de las acciones de la Sociedad en sistemas de cotización u otros mercados no organizados como bolsas de valores; 2.8 Emisión de acciones preferentes; 2.9 Amortización, con cargo a utilidades repartibles, de acciones propias de la Sociedad, adquiridas al amparo del Artículo 136 de la Ley General de Sociedades Mercantiles, conforme a las reglas y procedimientos que la propia asamblea acuerde. Si la amortización conlleva reducción de capital en la parte variable, la asamblea ordinaria conocerá del caso; 2.10 Emisión de bonos u obligaciones, con o sin garantía específica, convertibles o no en acciones de la Sociedad; 2.11 Cualquier otra modificación a estos Estatutos; 2.12 Cualquier decisión para que la Sociedad exija responsabilidad a cualquiera de los Consejeros, Comisarios o miembros del Comité de Auditoría en la inteligencia de que los accionistas podrán ejercitar directamente dicha acción de responsabilidad civil en los casos previstos en la Ley; 2.13 Los demás asuntos para los que las disposiciones legales aplicables o estos Estatutos, específicamente exijan un quórum especial.- 3. Los tenedores de acciones con derecho a voto, incluso de forma limitada o restringida, que reúnan los porcentajes de participación accionaria previstos en la Ley, (i) podrán solicitar en las asambleas de accionistas que se aplace la votación de cualquier

asunto respecto del cual no se consideren suficientemente informados y (ii) podrán oponerse judicialmente a las resoluciones de las asambleas, siempre que se ajusten a los términos y se satisfagan los requisitos que señalen las normas legales aplicables para ambos supuestos.- 4. Las resoluciones de las asambleas de accionistas adoptadas válidamente, serán obligatorias para esta Sociedad, y para los accionistas ausentes y disidentes.-----------

--- **ARTICULO 12.-** La facultad de convocar asambleas de accionistas compete: (i) al Consejo de Administración, en cuyo caso bastará que la convocatoria sea firmada por el Secretario del Consejo o su Suplente; y (ii) a cualesquiera de los Comisarios.- Los accionistas podrán solicitar la convocatoria de una asamblea en los casos previstos en la Ley.-----------

--- **ARTICULO 13.-** La convocatoria para las asambleas deberá hacerse mediante publicación cuando menos en dos de los periódicos de mayor circulación en las ciudades de San Nicolás de los Garza, N.L. y México, D.F. Dicha publicación deberá realizarse cuando menos 15 días calendario previos a la fecha fijada para la reunión. Los mismos requisitos exigidos para la publicación deberán observarse en el caso de segunda o ulteriores convocatorias, en la inteligencia siempre de que las convocatorias en segundo o ulterior lugar deberán hacerse después de la fecha de la asamblea convocada en primera o ulterior convocatoria. Si todas las acciones con derecho a asistir a una asamblea estuvieren representadas, la asamblea puede llevarse a cabo sin necesidad de publicar la convocatoria. En las asambleas de accionistas sólo se tratarán los asuntos del orden del día consignados en la convocatoria respectiva. A partir de la fecha de publicación de la convocatoria, quedarán a disposición de los accionistas, de forma inmediata y gratuita, la información y los documentos relacionados con cada uno de los puntos establecidos en el Orden del Día; y para aquellos accionistas que lo deseen, se mantendrán a su disposición, durante el mismo plazo, los formularios de los poderes que elabore la Sociedad en cumplimiento a lo que se ordene en las normas legales aplicables.-----------

--- **ARTICULO 14.-** A fin de acreditar el derecho de asistencia a una asamblea, los accionistas deberán depositar los títulos (o certificados provisionales) de sus acciones ya sea ante la Secretaría de la Sociedad, o ante cualquier institución de crédito o para el depósito de valores del País. Cuando el depósito no se haga en la Secretaría de la Sociedad, la Institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad. Para que las constancias de depósito tengan efectos frente a la Sociedad deberán contener: (i) el nombre, razón o denominación social del titular de las acciones; (ii) la cantidad de acciones amparadas por los títulos depositados; (iii) la identificación por su número de los títulos depositados (salvo el caso del Artículo 78 de la Ley del Mercado de Valores); (iv) la mención de ser no negociables e intransferibles; y (v) el compromiso de no devolver el depósito sino hasta el día hábil siguiente de celebrada la asamblea. El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberá llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria (o el siguiente si éste fuere inhábil) hasta, a más tardar, el segundo día hábil anterior al de la celebración de la asamblea. Vencido el plazo anterior, la Secretaría elaborará una lista de asistencia a la asamblea para ser firmada, antes del inicio de la misma, por los que hubieren

acreditado su derecho a asistir conforme a este Artículo 14. Se requerirá el cumplimiento de estos requisitos para ser admitido al recinto en donde la asamblea tendrá lugar. Los accionistas podrán hacerse representar en la asamblea por apoderados, bastando una simple carta-poder. Los accionistas que lo deseen podrán hacerse representar mediante poder otorgado en los formularios a que se refiere el Artículo 13 de estos Estatutos.-----------------

--- **ARTICULO 15.-** Sólo las acciones completamente liberadas (y las pagadoras cuyos titulares se encuentren al corriente en el pago de desembolsos de capital) dan derecho a sus tenedores a ejercer los derechos corporativos y patrimoniales que confieren. Las acciones no suscritas, las adquiridas en los términos del Artículo 37 de estos Estatutos en tanto pertenezcan a la Sociedad y las pagadoras cuyos titulares se hallaren en mora frente a la Sociedad, no podrán ser representadas ni se considerarán en circulación para efectos de la determinación del quórum y las votaciones en las asambleas de accionistas. Cada una de las acciones conferirá el derecho a un voto en las asambleas de accionistas en las que tengan derecho a asistir.--

--- **ARTICULO 16.-** Toda asamblea de accionistas será presidida por el Presidente del Consejo de Administración. En su ausencia, las asambleas serán presididas por la persona designada por el voto de la mayoría de las acciones representadas por los accionistas o apoderados de accionistas presentes.--

--- El Secretario del Consejo o su Suplente será el Secretario de la asamblea. En su ausencia actuará como Secretario la persona designada por el voto de la mayoría de las acciones representadas por los accionistas o apoderados de accionistas presentes.-----------

--- El Presidente designará dos escrutadores de entre los accionistas presentes o sus apoderados.---

--- **ARTICULO 17.-** Las asambleas ordinarias de accionistas serán consideradas legalmente instaladas en virtud de primera convocatoria, si en las mismas se encuentran presentes accionistas o apoderados de accionistas que representen más del 50% (cincuenta porciento) de la totalidad de las acciones de la Sociedad con derecho a votar en las mismas.-------------

--- En caso de segunda o ulterior convocatorias, dichas asambleas ordinarias serán consideradas legalmente instaladas, cualesquiera que fuere el número de acciones con derecho a voto que estén representadas.--

--- Salvo el derecho de la minoría previsto en el Artículo 19 de estos Estatutos Sociales para la elección de los miembros del Consejo de Administración, el resto de las resoluciones de las asambleas ordinarias de accionistas serán válidas si son aprobadas por la mayoría de las acciones con derecho a voto presentes o representadas en la asamblea.-----------------------

--- **ARTICULO 18.-** Salvo que en la Ley o en las disposiciones de carácter general que emita la Comisión Nacional Bancaria y de Valores, se llegaren a disponer otra cosa:-----------------

--- (i) Las asambleas extraordinarias de accionistas serán consideradas legalmente instaladas en virtud de primera convocatoria, cuando en la asamblea estén presentes accionistas o apoderados de accionistas que representen cuando menos el 75% (setenta y cinco porciento) de la totalidad de las acciones con derecho a voto en la asamblea de que se trate.-----------

--- (ii) En el caso de segunda o ulterior convocatorias, las asambleas extraordinarias serán consideradas legalmente instaladas si se encuentran presentes accionistas o apoderados de

accionistas representando cuando menos el 50% (cincuenta porciento) de la totalidad de las acciones con derecho a voto en la asamblea de que se trate.------------------------------------

— (iii) Las resoluciones de las asambleas extraordinarias serán válidas si las mismas son aprobadas cuando menos por el 50% (cincuenta porciento) de la totalidad de las acciones con derecho a voto en la asamblea de que se trate.--

-- CAPITULO CUARTO --

---------------------------- ADMINISTRACION Y VIGILANCIA ----------------------------

— **ARTICULO 19.-** La Administración de la Sociedad estará a cargo de un Consejo de Administración que deberá reunirse por lo menos una vez cada tres meses, constituído por el número de miembros, no menor de cinco ni mayor de veinte, que determine la Asamblea Ordinaria de accionistas como sigue: a) Toda minoría de accionistas tendrá el derecho de designar por lo menos a un consejero en los casos y conforme a los procedimientos previstos en las disposiciones legales aplicables y estos Estatutos; b) Adicionalmente, el resto de los consejeros se designará por el voto de la mayoría de las acciones Serie "B" que se encuentren representadas en la asamblea (sin computarse las acciones que correspondan a los accionistas que hubieren ejercitado el derecho de minoría a que se refiere el inciso anterior); c) En todo caso, cuando menos el veinticinco porciento de los consejeros deberán tener la calidad de consejeros independientes, en los términos de la Ley del Mercado de Valores; d) En la asamblea se podrá designar suplentes hasta por un número igual al de propietarios, siguiendo el procedimiento de los incisos a) y b) anteriores; en el entendido de que los suplentes sólo podrán suplir a un consejero propietario previamente establecido, salvo que se acuerde otra cosa. Los consejeros suplentes de los consejeros independientes, deberán tener este mismo carácter. Cada vez que la asamblea general ordinaria de accionistas se reúna para designar a los miembros del Consejo de Administración, deberá acordar expresamente si es el caso de designar o no consejeros suplentes; e) Sólo podrán revocarse los nombramientos de los consejeros designados por los accionistas minoritarios, cuando se revoque el de todos los demás; salvo que su designación hubiere sido acordada en asamblea especial o mediante algún otro procedimiento previsto en la Ley, en cuyo caso su sustitución y revocación serán acordadas siguiendo el mismo procedimiento que para su designación, sin requerirse resolución de asamblea general ordinaria de accionistas ni revocación de todos los demás consejeros; y f) El cargo de Consejero Propietario o Suplente será personal y no podrá desempeñarse por medio de representante.----------------

— **ARTICULO 20.-** El Consejo de Administración es el representante legal de la Sociedad con facultades para llevar a cabo, a nombre y por cuenta de la Sociedad, todos los actos no reservados por la Ley o por estos Estatutos a las asambleas de accionistas. Por consiguiente, de modo enunciativo más no limitativo, el Consejo de Administración está investido de las siguientes facultades que se ejercitarán por conducto de la persona o personas en que se deleguen:--

— 1.- Poder General para ejercer todo tipo de actos de administración y de dominio que se concede sin limitación alguna de conformidad con lo que disponen los párrafos segundo y tercero del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil Federal, sus correlativos los párrafos segundo y tercero del Artículo 2448 (dos mil cuatrocientos cuarenta y

ocho) del Código Civil para el Estado de Nuevo León y sus artículos correlativos de los Códigos Civiles para el Distrito Federal y para los diversos Estados de la República Mexicana en que se ejerza el mandato.---

— 2.- Poder General para Pleitos y Cobranzas, delegable y sustituible, que se otorga sin limitación alguna, con todas las facultades generales y todas las especiales que requieran cláusula especial conforme a la Ley, en los términos de los artículos 2554 (dos mil quinientos cincuenta y cuatro) párrafo primero y 2587 (dos mil quinientos ochenta y siete) del Código Civil Federal y sus correlativos los artículos 2448 (dos mil cuatrocientos cuarenta y ocho) párrafo primero y 2481 (dos mil cuatrocientos ochenta y uno) del Código Civil para el Estado de Nuevo León y sus artículos correlativos de los Códigos Civiles para el Distrito Federal y para los diversos Estados de la República Mexicana en que se ejerza el mandato y en los términos de las demás disposiciones de leyes y ordenamientos especiales, ya sea de carácter federal o local, que sean aplicables. Como consecuencia de que el poder se confiere sin limitación alguna y de que se otorga con todas las facultades especiales que requieren cláusula especial conforme a la Ley, de manera enunciativa más no limitativa el Consejo de Administración gozará, por conducto de la persona o personas en que se deleguen, de los siguientes poderes y facultades: 1) para desistirse; 2) para transigir; 3) para comprometer en árbitros; 4) para absolver y articular posiciones; 5) para hacer cesión de bienes; 6) para recusar magistrados, jueces y demás funcionarios judiciales, sin causa, con causa o bajo protesta de Ley; 7) para recibir pagos, percibir valores, otorgar recibos y finiquitos; 8) para promover y seguir en todos sus términos toda clase de juicios y procedimientos incluyendo el juicio de amparo, así como para desistirse de los mismos incluyendo el desistimiento del juicio de amparo; 9) para interponer recursos contra resoluciones interlocutorias o definitivas; 10) para consentir los favorables y pedir revocación por contrario imperio; 11) para contestar las demandas que se interpongan en contra de la Sociedad; 12) para formular y presentar querellas, denuncias o acusaciones y coadyuvar con el Ministerio Público en procesos penales, pudiendo constituir a la Sociedad como parte civil en dichos procesos y otorgar perdones cuando a su juicio el caso amerite; 13) para reconocer, firmar documentos y redargüir de falsos los que se presenten por la contraria; 14) para presentar testigos, ver presentar a los de la contraria, interrogarlos y repreguntarlos; 15) para nombrar peritos y 16) para los demás actos que expresamente determine la Ley. Este poder podrá ejercerse ante Autoridades Judiciales y Administrativas, Civiles, Penales, del Trabajo y Seguridad Social, de la Federación, los Estados y los Municipios del País.-----------

— El apoderado o apoderados que hayan sido facultados por el Consejo de Administración con las más amplias facultades para ejercer el poder general para pleitos y cobranzas en los términos anteriormente transcritos, podrán a su vez nombrar a uno o varios mandatarios judiciales en los términos del artículo 2586 (dos mil quinientos ochenta y seis) del Código Civil Federal, su correlativo el artículo 2480 (dos mil cuatrocientos ochenta) del Código Civil para el Estado de Nuevo León y sus correlativos de los Códigos Civiles para el Distrito Federal y para los diversos Estados de la República Mexicana en que se ejerza el mandato judicial. Los mandatarios judiciales así designados estarán facultados para seguir por todas sus instancias todo tipo de procedimientos o juicios, sean éstos de cualquier índole o materia civil, mercantil, penal, administrativa, de amparo o del trabajo, practicando cuanto sea necesario

para la defensa de la Sociedad.---

--- 3.- Poder General Cambiario que se confiere sin limitación alguna en los términos más amplios que establece la fracción primera del Artículo 9 (nueve) de la Ley General de Títulos y Operaciones de Crédito, otorgándosele al Consejo de Administración las más amplias facultades para: emitir, otorgar, expedir, aceptar, girar, suscribir, librar, endosar o certificar, por cuenta y en nombre y representación de la Sociedad, todo tipo de título de crédito en el País o en el extranjero. Así mismo, se autoriza al Consejo a celebrar todo tipo de operaciones de crédito en los términos de la Ley, quedando investido de facultades para abrir cuentas a nombre de la Sociedad ante cualesquier entidad financiera en el País o en el extranjero; así como designar personas que giren en contra de las mismas y cancelarlas.-----

--- 4.- Facultades para llevar a cabo todos los actos no reservados expresamente por la Ley o por estos Estatutos a las asambleas de accionistas.--

--- 5.- Facultades para convocar a asambleas de accionistas, generales o especiales, y para ejecutar sus resoluciones.--

--- 6.- Facultad para designar o remover a los auditores externos de esta Sociedad.-----------

--- 7.- Poder para determinar el sentido en que deban ser emitidos los votos correspondientes a las acciones propiedad de esta Sociedad, en las Asambleas Generales Extraordinarias y Ordinarias de Accionistas de las sociedades en que sea titular de la mayoría de las acciones.-

--- 8.- Poder para autorizar la adquisición de acciones emitidas por la propia Sociedad: (i) en los términos del Artículo 37 de estos Estatutos; y (ii) con el fin de que la asamblea extraordinaria de accionistas acuerde su amortización con utilidades repartibles, al amparo del Artículo 136 de la Ley General de Sociedades Mercantiles. En tanto permanezcan las acciones en la tesorería de la Sociedad no podrán ejercerse los derechos que confieren, por lo que no se considerarán en circulación para efectos de pago de dividendos y de determinar el quórum y las votaciones en las asambleas de accionistas.-----------------------------------

--- 9.- Poder para garantizar obligaciones o títulos de crédito a cargo de esta Sociedad, o a cargo de aquellas sociedades a que se refiere el inciso e) del Artículo 2° de estos Estatutos, mediante aval, fianza, prenda, hipoteca, fideicomiso, caución bursátil o cualesquier otra prevista en la Ley.---

--- 10.- Facultad para crear Comités Consultivos, sin facultades decisorias, y para designar los miembros del Consejo de Administración que integrarán dichos Comités. Es obligación del Consejo de Administración crear un Comité de Auditoría (integrado por Consejeros Propietarios de los cuales su Presidente y la mayoría de ellos deberán ser Consejeros independientes) que tendrá las facultades que la Ley les atribuye a los órganos de su clase y las que expresamente se le confieran. El reporte anual del Comité de Auditoría deberá presentarse a la asamblea de accionistas.--

--- 11.- Poder para otorgar los poderes antes señalados excepto (i) aquéllos consignados en los incisos cinco, seis, siete, ocho, nueve y diez anteriores y (ii) cuando el poder recaiga en aquellos actos jurídicos cuya aprobación queda reservada por Ley al Consejo de Administración como facultad indelegable.---

--- 12.- Poder para revocar los poderes otorgados conforme al inciso once anterior pudiendo, así mismo, revocar los poderes otorgados por apoderados de la Sociedad en ejercicio de facultades de delegación y sustitución.--



--- **ARTICULO 21.-** Los miembros del Consejo de Administración:------------------------------

--- (i) podrán ser o no accionistas; (ii) durarán en su cargo un año; (iii) continuarán en el desempeño de sus funciones, aún cuando hubiere concluído el plazo anterior, mientras no se hagan nuevos nombramientos y los nombrados no tomen posesión de sus cargos; (iv) podrán ser reelectos; y (v) recibirán las remuneraciones que determine la asamblea general ordinaria de accionistas.--

--- En todo caso, cuando menos la mayoría de los miembros del Consejo de Administración será de nacionalidad mexicana.--

--- **ARTICULO 22.-** A falta de designación por la asamblea ordinaria, o en caso de muerte, incapacidad o renuncia del designado, el Consejo de Administración deberá elegir a un Presidente, de entre sus miembros. El Presidente presidirá las reuniones del Consejo de Administración y, en caso de empate, decidirá con voto de calidad.----------------------------

--- Las resoluciones del Consejo, serán ejecutadas por el Consejero o Consejeros designados por el Consejo para dicho efecto. A falta de designación especial, la representación corresponderá al Presidente del Consejo.--

--- En ausencia del Presidente, las reuniones serán presididas por el Consejero que los miembros designen por mayoria de los presentes.--

--- A falta de designación por la asamblea ordinaria, o en caso de muerte, incapacidad o renuncia de cualquiera de los designados, el Consejo nombrará a un Secretario y a un Secretario Suplente que pueden o no ser Consejeros. Las copias o constancias de las actas de las sesiones del Consejo de Administración y de las asambleas de accionistas, así como de los asientos contenidos en los libros y registros sociales y, en general, de cualquier documento del archivo de la Sociedad, podrán ser autorizados por el Secretario o su Suplente, quienes tendrán el carácter de Secretario Propietario y Suplente de la Sociedad y serán delegados permanentes para concurrir ante el Notario o Corredor Público de su elección a protocolizar o formalizar los acuerdos contenidos en las actas de las asambleas de accionistas y sesiones del Consejo de Administración, sin requerir de autorización expresa. Sin perjuicio de lo anterior, en caso de protocolización o formalización de los poderes que otorgue la Sociedad mediante acuerdo de Asamblea o de Consejo, se estará a lo que dispone el Artículo 10 de la Ley General de Sociedades Mercantiles. Así mismo, el Secretario o su Suplente, llevarán los Libros donde se consignen las Actas de las Asambleas y de las Sesiones de consejo, estando facultados para expedir certificaciones de las mismas y de los nombramientos, firmas y facultades de los funcionarios y apoderados de la Sociedad, y para solicitar permisos, autorizaciones, registros y realizar trámites para la formalización y eficacia de los acuerdos y resoluciones adoptadas. El Secretario y su Suplente continuarán en el desempeño de sus funciones mientras no se hagan nuevos nombramientos y los nombrados no tomen posesión de sus cargos.--

--- Salvo caso fortuito o fuerza mayor, las reuniones del Consejo de Administración, deberán llevarse a cabo en el lugar o lugares del País que acordare previamente el propio Consejo.---

--- **ARTICULO 23.-** Para que sean válidas, las reuniones del Consejo deberán ser convocadas indistintamente por su Presidente, el Secretario o su Suplente, por no menos de tres consejeros o no menos del veinticinco porciento de los miembros del Consejo (lo que sea

menor) o por cualquiera de los Comisarios de la Sociedad, mediante comunicación por escrito enviada con cuando menos tres días de anticipación a los domicilios señalados a ese efecto por cada uno de los miembros del Consejo y por los Comisarios.---

--- Sin embargo, no será necesaria la convocatoria, para la validez de una reunión: (a) si en dicha reunión estuvieren presentes todos los miembros del Consejo o sus respectivos Suplentes, o (b) si dicha reunión fuere una ordinaria incluida en el calendario de reuniones previamente aprobado por el Consejo. Se considerará que el Consejo se encuentra legalmente reunido, cuando la mayoría de sus miembros o sus respectivos suplentes se encuentran presentes. Las decisiones del Consejo deberán ser aprobadas por mayoría de votos del total de sus miembros propietarios (o sus respectivos suplentes). En caso de empate, el consejero que haya actuado como Presidente tendrá voto de calidad. Las actas de cada una de las reuniones del Consejo deberán transcribirse en el Libro de Actas, las que deberán ser firmadas por el Presidente, el Secretario y el o los Comisarios que asistieren. En los términos del último párrafo del Artículo 143 de la Ley General de Sociedades Mercantiles, las resoluciones tomadas fuera de sesión de Consejo por unanimidad de sus miembros tendrán, para todos los efectos legales, la misma validez que si hubieran sido adoptadas en sesión de Consejo, siempre que se confirmen por escrito. Los acuerdos así tomados se transcribirán en el Libro de Actas con la firma del Presidente, el Secretario y los Comisarios que lo deseen; agregándose al apéndice el documento confirmatorio donde conste la unanimidad de votos y las firmas de los consejeros propietarios y, en su caso, suplentes que hayan acordado la resolución.---

--- **ARTICULO 24.-** El Consejo de Administración deberá designar a un Director General Ejecutivo, que tendrá las facultades y poderes que expresamente se le confieran y será responsable ante el Consejo por los negocios de esta Sociedad y los de sus subsidiarias gozando, dentro de sus atribuciones, de las más amplias facultades de representación y ejecución.---

--- 1. Respecto de esta Sociedad, el Director General Ejecutivo presentará al Consejo de Administración informes periódicos sobre su situación financiera y resultados de operación, a nivel individual y consolidado, con la frecuencia que el Consejo determine; y requerirá de la aprobación expresa del Consejo para los siguientes asuntos:---

--- (i) informe anual a la consideración de la asamblea ordinaria de accionistas; (ii) presupuesto anual de operación; (iii) planes para la aplicación de desembolso de capital y otras inversiones; (iv) estrategia para el desarrollo del negocio; (v) cualquier cambio importante no previsto en los presupuestos o en las autorizaciones aprobadas; y (vi) cualesquier otros asuntos que le indique al efecto el Consejo de Administración.---

--- 2. El Consejo de Administración aprobará:---

--- (i) la remuneración del Director General Ejecutivo; y (ii) la designación y compensación de los funcionarios que reporten directamente al Director General Ejecutivo, quien tendrá facultades para removerlos libremente.---

--- **ARTICULO 25.-** El Consejo de Administración y el Director General Ejecutivo podrán, dentro de sus respectivas facultades, conferir poderes en nombre de la Sociedad, (salvo en los casos previstos en el Artículo 20 de estos Estatutos Sociales) los cuales serán revocables en cualquier tiempo.---



--- Las designaciones y los poderes otorgados por el Consejo de Administración y por el Director General Ejecutivo, no restringen sus facultades.--

--- La terminación de las funciones del Consejo de Administración o del Director General Ejecutivo no extinguen las delegaciones ni los poderes otorgados durante su ejercicio.---------

--- **ARTICULO 26.-** Los miembros del Consejo de Administración garantizarán el desempeño de sus funciones, mediante fianza por la cantidad de $10,000 (diez mil pesos) cada uno.- Esta fianza deberá mantenerse hasta que los estados financieros por el período en que el administrador estuvo con ese cargo fueren aprobados por la asamblea de accionistas.---------

--- **ARTICULO 27.-** La vigilancia de la Sociedad será encomendada a uno o más Comisarios, los cuales podrán tener su respectivo suplente, si así lo determina la asamblea general de accionistas. Los titulares de acciones con o sin derecho a voto que representen cuando menos un diez porciento del capital social, podrán designar un Comisario. El o los Comisarios no necesitan ser accionistas de la Sociedad; podrán ser reelectos y desempeñarán su puesto hasta que las personas designadas para sustituírlos tomen posesión de sus cargos. El o los Comisarios tendrán las facultades y obligaciones que les atribuyan las normas legales aplicables y estos Estatutos, así como todas aquéllas que les sean delegadas por la asamblea general de accionistas. Es obligación de los Comisarios asistir, con voz pero sin voto, a las sesiones del Consejo de Administración y del Comité de Auditoría y a las sesiones de los Comités Consultivos de la Sociedad en los que el Consejo haya delegado alguna facultad.--

--- **ARTICULO 28.-** Cada Comisario garantizará el desempeño de sus funciones mediante fianza por la cantidad de $10,000 (diez mil pesos).---

--- Los Comisarios recibirán la compensación determinada por la asamblea de accionistas; y aquel Comisario o Comisarios que no sean miembros de o estén asociados con el despacho de auditores que certifiquen los estados financieros de esta Sociedad, deberán ser reembolsados por los honorarios pagados a las personas que contraten para revisar dichos estados financieros con el objeto de presentar su informe a la asamblea de accionistas.-------

-- CAPITULO QUINTO --

-------------------------------------EJERCICIOS SOCIALES --------------------------------------

------------------------------------ UTILIDADES Y PERDIDAS ----------------------------------

--- **ARTICULO 29.-** El ejercicio social comprenderá del primero de enero de cada año al treinta y uno de diciembre del mismo año.--

--- **ARTICULO 30.-** Las utilidades netas anuales, después de impuestos y, en su caso, después del reparto de utilidades a los trabajadores, serán aplicadas en el orden y términos siguientes: (a) Se separará una suma equivalente al 5% (cinco porciento) para formar o reconstituír el fondo de reserva legal, hasta que ésta ascienda al 20% (veinte porciento) del capital social. (b) Se separarán las cantidades que la Asamblea acuerde designar para formar, reconstituír o incrementar reservas generales o especiales; y (c) El excedente podrá ser libremente dispuesto, parcial o totalmente, por la asamblea de accionistas; conforme a lo siguiente: (i) no podrá hacerse distribución de utilidades mientras no hayan sido restituídas o absorbidas las pérdidas sufridas en uno o varios ejercicios anteriores, o haya sido reducido el capital social por el importe de las pérdidas; (ii) el remanente del ejercicio, si lo hubiere,

quedará a disposición de la Asamblea, o bien del Consejo de Administración, si así lo autoriza la propia Asamblea; en el entendido de que lo mismo se aplicará para el saldo de la cuenta de utilidades pendientes de aplicar de ejercicios anteriores, si lo hubiere. El titular de acciones pagadoras que se hallare en mora en el pago de desembolsos de capital no tendrá derecho a percibir dividendos hasta que haya abonado (junto con los intereses adeudados) el importe de las exhibiciones pendientes de pago.--

--- **ARTICULO 31.-** Los fundadores de esta Sociedad no se reservaron parte alguna especial en las utilidades de la Sociedad.--

-- CAPITULO SEXTO --

-- DISOLUCION Y LIQUIDACION --

--- **ARTICULO 32.-** Esta Sociedad se disolverá en los casos previstos por el Artículo 229 de la Ley General de Sociedades Mercantiles.--

--- **ARTICULO 33.-** Disuelta esta Sociedad, una asamblea general extraordinaria de accionistas designará uno o más liquidadores.--

--- Los liquidadores tendrán, para los fines de la liquidación de esta Sociedad, las facultades que estos Estatutos confieren al Consejo de Administración.--

--- Los liquidadores permanecerán en sus cargos hasta que sean reemplazados por resolución de asamblea extraordinaria de accionistas.--

--- **ARTICULO 34.-** Los liquidadores procederán a liquidar esta Sociedad de acuerdo con las resoluciones de la asamblea de accionistas o de conformidad con las siguientes reglas, en ausencia de dichas resoluciones:--

--- (a) Buscarán concluír los negocios de esta Sociedad de la manera más conveniente, cobrando las cuentas por cobrar, vendiendo los demás activos de esta Sociedad y pagando sus obligaciones.--

--- (b) Prepararán el balance general de liquidación y lo sujetarán a la aprobación de la asamblea de accionistas, sin necesidad de publicación previa alguna.--

--- (c) Distribuirán los activos remanentes entre los Accionistas de acuerdo con las reglas previstas en la Ley o en estos Estatutos, contra la entrega y cancelación de los títulos de las acciones.--

--- **ARTICULO 35.-** La asamblea de accionistas se reunirá durante la liquidación, de conformidad con los términos previstos en el Capítulo III de estos Estatutos, y los liquidadores cumplirán en relación a las asambleas, las funciones que en la vida normal de esta Sociedad, corresponden al Consejo.--

--- **ARTICULO 36.-** Durante la liquidación y en relación a los liquidadores, el o los Comisarios desempeñarán las mismas funciones que en la vida normal de esta Sociedad realizan respecto del Consejo.--

-- CAPITULO SEPTIMO --

-- DISPOSICIONES ESPECIALES --

--- **ARTICULO 37.-** La Sociedad podrá adquirir sus propias acciones y podrá colocarlas nuevamente entre el público inversionista sujetándose, en ambos casos, a los requisitos, modalidades y normas previstas en las disposiciones legales aplicables sobre el particular.---

--- **ARTICULO 38.-** En términos del Artículo 16 de la Ley del Mercado de Valores se

establece, para el evento de cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores del Registro Nacional de Valores, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores en términos de ley, la obligación de los accionistas que decreten el control de la Sociedad de hacer oferta pública de compra, previamente a la cancelación y al precio que resulte más alto del promedio del cierre de las operaciones que se hayan efectuado durante los treinta días en que hubieran cotizado las acciones, previos a la fecha de la oferta, o bien al valor contable de la acción de acuerdo al último reporte trimestral, presentado a la propia Comisión Nacional Bancaria y de Valores y a la Bolsa Mexicana de Valores, S.A. de C.V. antes de la oferta. En todo caso, se estipula en estos Estatutos un quórum de votación mínimo del 95% (noventa y cinco porciento) del capital social y a la aprobación previa de la Comisión Nacional Bancaria y de Valores, cuando se pretenda reformar este Artículo 38 de los Estatutos Sociales.----------

--- Los accionistas mayoritarios de la Sociedad no quedarán obligados a llevar a cabo la oferta pública mencionada, si se acredita el consentimiento de la totalidad de los socios para la cancelación registral".--

--------------------------HISTORIA CORPORATIVA QUE INCLUYE--------------------------

-------------------------TODAS LAS REFORMAS ESTATUTARIAS DE-------------------------

------------------------------------HYLSAMEX, S.A. DE C.V. ------------------------------------

--- 1).- Primer testimonio de la escritura pública número 14 (catorce) de fecha 21 (veintiuno) de Octubre de 1991 (mil novecientos noventa y uno), otorgada ante la fe del Licenciado Luciano Gerardo Galindo Ruiz, Notario Público número 115 (ciento quince), con ejercicio en San Pedro Garza García, Nuevo León; relativa a la Constitución Legal de la sociedad con la denominación original de SIDERURGICA ALFA, S.A. DE C.V., previa obtención del permiso de la Secretaría de Relaciones Exteriores número 19004463 (uno, nueve, cero, cero, cuatro, cuatro, seis, tres), Expediente número 9119004295 (nueve, uno, uno, nueve, cero, cero, cuatro, dos, nueve, cinco), Folio 4743 (cuatro mil setecientos cuarenta y tres), con fecha 16 (dieciséis) de Octubre de 1991 (mil novecientos noventa y uno); inscrita en el Registro Público de la Propiedad y del Comercio de Monterrey, Nuevo León, bajo el número 2915 (dos mil novecientos quince), Folio 29 (veintinueve), Volumen 365 (trescientos sesenta y cinco), Libro 3 (tres), Segundo Auxiliar, Escrituras de Sociedades Mercantiles, Sección de Comercio, con fecha 14 (catorce) de Noviembre de 1991 (mil novecientos noventa y uno).---------------------

--- 2).- Primer testimonio de la escritura pública número 34,201 (treinta y cuatro mil doscientos uno) de fecha 12 (doce) de Abril de 1993 (mil novecientos noventa y tres), otorgada ante la fe del Licenciado Jesús Montaño García, Notario Público número 60 (sesenta), con ejercicio en Monterrey, Nuevo León; relativa a la Protocolización de una Asamblea General Extraordinaria de Accionistas celebrada el día 26 (veintiséis) de Febrero de 1993 (mil novecientos noventa y tres), en la cual se acordó: Eliminar el valor nominal y cambiar la serie de las acciones actualmente en circulación que integran el capital social de la empresa; Aumentar el capital social en su parte mínima fija en la cantidad de N$99'999,000.00 (NOVENTA Y NUEVE MILLONES NOVECIENTOS NOVENTA Y NUEVE MIL NUEVOS PESOS 00/100 M.N.) a fin de que dicha parte mínima fija ascienda a la suma de N$100'000,000.00 (CIEN MILLONES DE NUEVOS PESOS 00/100 M.N.) y Reformar el Artículo 6° (sexto) de sus Estatutos Sociales; inscrita en el Registro Público de la Propiedad y del Comercio de Monterrey, Nuevo

León, bajo el número 2689 (dos mil seiscientos ochenta y nueve), Folio s/n, Volumen 199-54 (ciento noventa y nueve guión cincuenta y cuatro), Libro 4 (cuatro), Tercer Auxiliar Actos y Contratos Diversos, Sección de Comercio, con fecha 11 (once) de Mayo de 1993 (mil novecientos noventa y tres).---

--- 3).- Primer testimonio de la escritura pública número 1,060 (mil sesenta) de fecha 27 (veintisiete) de Abril de 1993 (mil novecientos noventa y tres), otorgada ante la fe del Licenciado Luciano Gerardo Galindo Ruiz, Notario Público número 115 (ciento quince), con ejercicio en San Pedro Garza García, Nuevo León; relativa a la Protocolización de una Asamblea General Extraordinaria de Accionistas celebrada el día 13 (trece) de Abril de 1993 (mil novecientos noventa y tres), en la cual se acordó: Cambiar la denominación social por la de HYLSAMEX, S.A. DE C.V., Modificándose en consecuencia la Cláusula Segunda de su Escritura Constitutiva y el Artículo 1° (primero) de sus Estatutos Sociales; inscrita en el Registro Público de la Propiedad y del Comercio de Monterrey, Nuevo León, bajo el número 2612 (dos mil seiscientos doce), Folio s/n, Volumen 199-53 (ciento noventa y nueve guión cincuenta y tres), Libro 4 (cuatro), Tercer Auxiliar, Actos y Contratos Diversos, Sección de Comercio, con fecha 6 (seis) de Mayo de 1993 (mil novecientos noventa y tres).-----------------

--- 4).- Primer testimonio de la escritura pública número 1,278 (mil doscientos setenta y ocho) de fecha 16 (dieciséis) de Agosto de 1993 (mil novecientos noventa y tres), otorgada ante la fe del Licenciado Luciano Gerardo Galindo Ruiz, Notario Público número 115 (ciento quince), con ejercicio en San Pedro Garza García, Nuevo León; relativa a la Protocolización de una Asamblea General Extraordinaria de Accionistas celebrada el día 13 (trece) de Agosto de 1993 (mil novecientos noventa y tres), en la cual se acordó: Reformar Substancialmente los Estatutos Sociales, ya que los Artículos 1 (uno), 3 (tres) y 5 (cinco) relativos a la Denominación, Duración y Cláusula de Extranjería, quedaron redactados en los mismos términos; inscrita en el Registro Público de la Propiedad y del Comercio de Monterrey, Nuevo León, bajo el número 5128 cinco mil ciento veintiocho), Folio s/n, Volumen 199-103 (ciento noventa y nueve guión ciento tres), Tercer Auxiliar Actos y Contratos Diversos, Sección de Comercio, con fecha 19 (diecinueve) de Agosto de 1993 (mil novecientos noventa y tres).----

--- 5).- Primer testimonio de la escritura pública número 38,811 (treinta y ocho mil ochocientos once) de fecha 31 (treinta y uno) de Octubre de 1994 (mil novecientos noventa y cuatro), otorgada ante la fe del Licenciado Jesús Montaño García, Notario Público número 60 (sesenta), con ejercicio en Monterrey, Nuevo León; relativa a la Protocolización de una Asamblea General Extraordinaria de Accionistas celebrada el día 24 (veinticuatro) de Octubre de 1994 (mil novecientos noventa y cuatro), en la cual se acordó: Convertir la totalidad de las acciones que se encuentran en circulación las cuales representan el capital social en su parte mínima fija, en acciones que conforman una nueva Serie "B", sin expresión de valor nominal; a un Aumento de capital social en su parte mínima fija en la suma de N$21'878,047.00 (VEINTIUN MILLONES OCHOCIENTOS SETENTA Y OCHO MIL CUARENTA Y SIETE NUEVOS PESOS 00/100 M.N.), para quedar en la suma de N$121'878,047.00 (CIENTO VEINTIUN MILLONES OCHOCIENTOS SETENTA Y OCHO MIL CUARENTA Y SIETE NUEVOS PESOS 00/100 M.N.), emitiéndose la cantidad de 43'756,094 (cuarenta y tres millones setecientos cincuenta y seis mil noventa y cuatro) nuevas acciones Serie "B", a la Reforma Substancial de los Estatutos Sociales y a la Adición a los mismos de los Artículos 37

(treinta y siete) y 38 (treinta y ocho); y a la Aprobación de la Oferta Pública Primaria de acciones tanto en la República Mexicana como en el Extranjero; inscrita en el Registro Público de la Propiedad y del Comercio de Monterrey, Nuevo León, bajo el número 6446 (seis mil cuatrocientos cuarenta y seis), Folio s/n, Volumen 201-129 (doscientos uno guión ciento veintinueve), Libro 4 (cuatro), Tercer Auxiliar Actos y Contratos Diversos, Sección de Comercio, con fecha 2 (dos) de Diciembre de 1994 (mil novecientos noventa y cuatro).--------

--- 6).- Primer testimonio de la escritura pública número 3,233 (tres mil doscientos treinta y tres) de fecha 30 (treinta) de Abril de 1996 (mil novecientos noventa y seis), otorgada ante la fe del Licenciado Luciano Gerardo Galindo Ruiz, Notario Público número 115 (ciento quince), con ejercicio en San Pedro Garza García, Nuevo León; relativa a la Protocolización de una Asamblea General Extraordinaria de Accionistas celebrada el día 11 (once) de Abril de 1996 (mil novecientos noventa y seis) en la cual se acordó: Adicionar un nuevo inciso al Artículo 2 (dos) de los Estatutos Sociales; inscrita en el Registro Público de la Propiedad y del Comercio de Monterrey, Nuevo León, bajo el número 2614 (dos mil seiscientos catorce), Folio s/n, Volumen 203-53 (doscientos tres guión cincuenta y tres), Libro 4 (cuatro), Tercer Auxiliar, Actos y Contratos Diversos, Sección de Comercio, con fecha 15 (quince) de Mayo de 1996 (mil novecientos noventa y seis).--

--- 7).- Primer testimonio de la escritura pública número 4,978 (cuatro mil novecientos setenta y ocho) de fecha 10 (diez) de Marzo de 1998 (mil novecientos noventa y ocho), otorgada ante la fe del Licenciado Luciano Gerardo Galindo Ruiz, Notario Público número 115 (ciento quince), con ejercicio en San Pedro Garza García, Nuevo León; relativa a la Protocolización de una Asamblea General Extraordinaria de Accionistas de fecha 2 (dos) de Marzo de 1998 (mil novecientos noventa y ocho), en la cual se acordó: MODIFICAR el texto del inciso e) del ARTICULO 2 (dos) y en consecuencia MODIFICAR el texto del inciso f) del mismo ARTICULO 2 (dos) y por último a la eliminación en su totalidad del párrafo final del Punto I (primero) del ARTICULO 20 (veinte) de los Estatutos Sociales; inscrita bajo el número 1842 (mil ochocientos cuarenta y dos), Folio s/n, Volumen 207-37 (doscientos siete guión treinta y siete), Libro 4 (cuatro), Tercer Auxiliar, Actos y Contratos Diversos, Sección de Comercio, con fecha 20 (veinte) de Marzo de 1998 (mil novecientos noventa y ocho), en el Registro Público de la Propiedad y del Comercio de Monterrey, Nuevo León.----------------------------------

--- 8).- Primer testimonio de la escritura pública número 8,113 (ocho mil ciento trece) de fecha 30 (treinta) de Marzo del 2001 (dos mil uno), otorgada ante la fe del Licenciado Luciano Gerardo Galindo Ruiz, Notario Público número 115 (ciento quince), con ejercicio en San Pedro Garza García, Nuevo León; relativa a la Protocolización de una Asamblea General Extraordinaria de Accionistas de fecha 26 (veintiséis) de Marzo del 2001 (dos mil uno), en la cual se acordó: Aumentar el capital social en su parte mínima fija en la cantidad de $2,272'046,360.00 (DOS MIL DOSCIENTOS SETENTA Y DOS MILLONES CUARENTA Y SEIS MIL TRESCIENTOS SESENTA PESOS 00/100 M.N.) para quedar elevada a la suma de $2,393'924,407.00 (DOS MIL TRESCIENTOS NOVENTA Y TRES MILLONES NOVECIENTOS VEINTICUATRO MIL CUATROCIENTOS SIETE PESOS 00/100 M.N.), y Reformar el texto del ARTICULO 7 (siete) de los Estatutos Sociales; inscrita bajo el número 3585 (tres mil quinientos ochenta y cinco), Volumen 2 (dos), Libro Primero, Registro Público

de Comercio, Primer Distrito, con fecha 25 (veinticinco) de Abril del 2001 (dos mil uno), en Monterrey, Nuevo León.---

--- 9).- Primer testimonio de la escritura pública número 9,310 (nueve mil trescientos diez) de fecha 17 (diecisiete) de Abril del 2002 (dos mil dos), otorgada ante la fe del Licenciado Luciano Gerardo Galindo Ruiz, Notario Público número 115 (ciento quince), con ejercicio en San Pedro Garza García, Nuevo León; relativa a la Protocolización de una Asamblea General Extraordinaria de Accionistas de fecha 8 (ocho) de Abril del 2002 (dos mil dos) a las 9:30 (nueve treinta) horas; en la cual se acordó: Reformar diversos Artículos de los Estatutos Sociales; inscrita bajo el número 3959 (tres mil novecientos cincuenta y nueve), Volumen 3 (tres), Libro Primero, Registro Público de Comercio, Primer Distrito, en Monterrey; Nuevo León, con fecha 2 (dos) de Mayo del 2002 (dos mil dos).---

--- 10).- Primer testimonio de la escritura pública número 9,544 (nueve mil quinientos cuarenta y cuatro) de fecha 1° (primero) de Julio del 2002 (dos mil dos), otorgada ante la fe del Licenciado Luciano Gerardo Galindo Ruiz, Notario Público número 115 (ciento quince), con ejercicio en la Demarcación Notarial correspondiente al Primer Distrito Registral en el Estado con residencia en San Pedro Garza García, Nuevo León; relativa a la Protocolización de una Asamblea General Extraordinaria de Accionistas de fecha 28 (veintiocho) de Junio del 2002 (dos mil dos), en la cual se acordó: Un Aumento de capital social en su parte mínima fija hasta en la suma de $3,500'000,000 (TRES MIL QUINIENTOS MILLONES DE PESOS MONEDA NACIONAL), para llegar como máximo a medida que se realice la suscripción, hasta la cantidad de $5,893'924,407 (CINCO MIL OCHOCIENTOS NOVENTA Y TRES MILLONES NOVECIENTOS VEINTICUATRO MIL CUATROCIENTOS SIETE PESOS MONEDA NACIONAL), sujeto al cumplimiento de una condición suspensiva; y a la adición de un Artículo Transitorio a los Estatutos Sociales; inscrita bajo el número 6431 (seis mil cuatrocientos treinta y uno), Volumen 3 (tres), Libro Primero, Registro Público de Comercio, Primer Distrito, con fecha 5 (cinco) de Julio del 2002 (dos mil dos), en Monterrey, Nuevo León.---

--- 11).- Y primer testimonio de la escritura pública número 10,771 (diez mil setecientos setenta y uno) de fecha 25 (veinticinco) de Julio del 2003 (dos mil tres), otorgada ante la fe del Licenciado Luciano Gerardo Galindo Ruiz, Notario Público número 115 (ciento quince), con ejercicio en la Demarcación Notarial correspondiente al Primer Distrito Registral en el Estado con residencia en San Pedro Garza García, Nuevo León; relativa a la FORMALIZACION DE LOS ACUERDOS TOMADOS EN LA JUNTA ORDINARIA DE CONSEJO DE FECHA 12 (DOCE) DE MAYO DEL 2003 (DOS MIL TRES) A LAS 9:30 (NUEVE TREINTA) HORAS, ORGANO DE ADMINISTRACION EL ANTERIOR QUE ACTUA EN EJECUCION DE LAS FACULTADES CONCEDIDAS EXPRESAMENTE POR LA ASAMBLEA GENERAL DE ACCIONISTAS DE HYLSAMEX, S.A. DE C.V. EN SU REUNION EXTRAORDINARIA DE FECHA 28 (VEINTIOCHO) DE JUNIO DEL 2002 (DOS MIL DOS) A LAS 9:30 (NUEVE TREINTA) HORAS, PARA: HACER CONSTAR LA REDACCION DEFINITIVA DEL ARTICULO 7 (SIETE) DE LOS ESTATUTOS SOCIALES CON MOTIVO DE LA SUSCRIPCION Y PAGO DE PARTE DE LAS ACCIONES EMITIDAS POR LA CITADA ASAMBLEA DERIVADAS DEL AUMENTO DE CAPITAL SOCIAL QUE EN SU PARTE MINIMA FIJA RESOLVIO LA MISMA, LOGRANDOSE EJECUTAR DICHO AUMENTO

SOLAMENTE EN LA SUMA DE $2,581'204,347.00 (DOS MIL QUINIENTOS OCHENTA Y UN MILLONES DOSCIENTOS CUATRO MIL TRESCIENTOS CUARENTA Y SIETE PESOS 00/100 M.N.) PARA QUE EL CAPITAL SOCIAL DE HYLSAMEX, S.A. DE C.V. LOGRASE ASCENDER A LA SUMA DE $4,975'128,754.00 (CUATRO MIL NOVECIENTOS SETENTA Y CINCO MILLONES CIENTO VEINTIOCHO MIL SETECIENTOS CINCUENTA Y CUATRO PESOS 00/100 M.N.); (encontrándose en trámite de registro).----------------------------------

EXHIBIT 19

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Filing to Mexican Stock Exchange: Hylsamex informs that the time period for bondholders and equityholders to participate in the Capitalization Program has ended

r ora: HYLSAMEX, S.A. DE C.V..

suario: GERARDO ANTONIO GONZALEZ VILL.

ombre del sobre: Hylsamex.ens

ongitud del sobre: 3229 bytes.

echa de recepcion: Jul 17 2003 11:30:22:263AM.

olio de recepcion: 27140.

os Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

s Archivos NO recibidos son los siguientes:

N ore del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 17/07/03

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

Aviso de la terminación del plazo del Programa de Capitalización.

EVENTO RELEVANTE

Se informa a nuestros accionistas y al público inversionista en general que el Consejo de Administración de HYLSAMEX, S.A. DE C.V. ("HYLSAMEX"), resolvió dar por terminado con fecha efectiva el día 23 de julio del presente año, el plazo concedido a sus acreedores para suscribir una parte de las acciones emitidas con motivo del aumento del capital social acordado en la Asamblea General Extraordinaria de accionistas de HYLSAMEX, celebrada el día 28 de junio del 2002; realizando las exhibiciones (pago) correspondientes mediante la capitalización total o parcial de sus créditos.

Asimismo, se informa que una vez consideradas las aportaciones realizadas por los accionistas en ejercicio de su derecho de suscripción preferente y de las

capitalizaciones de pasivos a cargo de la Sociedad realizadas por aquellos acreedores que decidieron adherirse al programa de capitalización de pasivos antes referido; el texto definitivo del Artículo 7 de los Estatutos Sociales queda redactado de la siguiente manera:

ARTICULO 7.- El capital social es variable. El capital mínimo fijo no sujeto a retiro es de $4,975'128,754 (cuatro mil novecientos setenta y cinco millones ciento veintiocho mil setecientos cincuenta y cuatro pesos moneda nacional) representado por 506'340,463 (quinientos seis millones trescientos cuarenta mil cuatrocientos sesenta y tres) acciones comunes, Serie "B", nominativas, sin expresión de valor nominal, íntegramente suscritas y pagadas. La parte variable del capital social no podrá exceder de diez veces el importe de la parte mínima fija sin derecho a retiro. Habrá una sola clase de acciones, las cuales conferirán iguales derechos y obligaciones a sus tenedores. La Sociedad podrá emitir acciones no suscritas en virtud del incremento de la parte fija y/o variable del capital social, las que se conservarán en la Tesorería de la Sociedad para entregarse a medida que se realice la suscripción, dando en todo caso a los accionistas de la Sociedad el derecho a suscribir las nuevas acciones en proporción al número de acciones de que sean titulares, en los términos del Artículo 9 de estos Estatutos. El capital variable con derecho a retiro se representará, en su caso, por acciones nominativas, sin expresión de valor nominal, Serie "B", sin que se pueda exceder el límite establecido en el primer párrafo de este Artículo 7. También podrá la Sociedad emitir acciones no suscritas, para su colocación mediante oferta pública, conforme a las normas legales aplicables.

MERCADO DEL EXTERIOR :









Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Jul 17 2003 11:30AM

Prefijo : EVENTORE

Clave Cotización : HYLSAMX

Fecha : 17/7/2003

Razón Social : HYLSAMEX, S.A. DE C.V.

Lugar : SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto : Aviso de la terminación del plazo del Programa de Capitalización.

Eventos Relevantes : Se informa a nuestros accionistas y al público inversionista en general que el Consejo de Administración de HYLSAMEX, S.A. DE C.V. ("HYLSAMEX"), resolvió dar por terminado con fecha efectiva el día 23 de julio del presente año, el plazo concedido a sus acreedores para suscribir una parte de las acciones emitidas con motivo del aumento del capital social acordado en la Asamblea General Extraordinaria de accionistas de HYLSAMEX, celebrada el día 28 de junio del 2002: realizando las exhibiciones (pago) correspondientes mediante la capitalización total o parcial de sus créditos. Asimismo, se informa que una vez consideradas las aportaciones realizadas por los accionistas en ejercicio de su derecho de suscripción preferente y de las capitalizaciones de pasivos a cargo de la Sociedad realizadas por aquellos acreedores que decidieron adherirse al programa de capitalización de pasivos antes referido; el texto definitivo del Artículo 7 de los Estatutos Sociales queda redactado de la siguiente manera: ARTICULO 7.- El capital social es variable. El capital mínimo fijo no sujeto a retiro es de $4,975'128,754 (cuatro mil novecientos setenta y cinco millones ciento veintiocho mil setecientos cincuenta y cuatro pesos moneda nacional) representado por 506'340,463 (quinientos seis millones trescientos cuarenta mil cuatrocientos sesenta y tres) acciones comunes, Serie "B", nominativas, sin expresión de valor nominal, íntegramente suscritas y pagadas. La parte variable del capital social no podrá exceder de diez veces el importe de la parte mínima fija sin derecho a retiro. Habrá una sola clase de acciones, las cuales conferirán iguales derechos y obligaciones a sus tenedores. La Sociedad podrá emitir acciones no suscritas en virtud del incremento de la parte fija y/o variable del capital social, las que se conservarán en la Tesorería de la Sociedad para entregarse a medida que se realice la suscripción, dando en todo caso a los accionistas de la Sociedad el derecho a suscribir las nuevas acciones en proporción al número de acciones de que sean titulares, en los términos del Artículo 9 de estos Estatutos. El capital variable con derecho a retiro se representará, en su caso, por acciones nominativas, sin expresión de valor nominal, Serie "B", sin que se pueda exceder el límite establecido en el primer párrafo de este Artículo 7. También podrá la Sociedad emitir acciones no suscritas, para su colocación mediante oferta pública, conforme a las normas legales aplicables.

Mercado Exterior :

Hylsamex S.A. de C.V.
File No. 82-4252

EXHIBIT 20

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Filing to Mexican Stock Exchange: Hylsamex files Mexican Stock Exchange´s questionnaire about corporate practices

ora: HYLSAMEX, S.A. DE C.V..

suario: GERARDO ANTONIO GONZALEZ VILL

ombre del sobre: Hylsamex.ens

ongitud del sobre: 2877 bytes.

echa de recepcion: Jun 30 2003 1:57:40:220PM.

olio de recepcion: 25838.

03 NOV 10 AM 7:21

os Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
codigomp.bmv	1	Código de mejores prácticas Corporativas

s Archivos NO recibidos son los siguientes:

N re del archivo	Error

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

HYLSAMEX, S.A. DE C.V.

1. Consejo de Administración

EL CONSEJO DE ADMINISTRACION ES EL ORGANO DE GOBIERNO Y CONTROL DE LAS OPERACIONES DE LA SOCIEDAD SIENDO ASIMISMO RESPONSABLE DE LA SUPERVISION DE LAS GESTIONES ADMINISTRATIVAS DE LOS DIRECTIVOS ASI COMO DE LA DETERMINACION DE LAS POLITICAS Y ESTRATEGIAS A LAS QUE SE DEBERAN SUJETAR LAS OPERACIONES DE LA SOCIEDAD.

LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

EL CONSEJO DE ADMINISTRACION DE HYLSAMEX S.A. DE C.V. ACTUALMENTE SE ENCUENTRA INTEGRADO POR TRECE CONSEJEROS PROPIETARIOS, SIN HABERSE DESIGNADO CONSEJEROS SUPLENTES. DE LOS CONSEJEROS, OCHO SON CONSEJEROS PATRIMONIALES RELACIONADO, TRES SON CONSEJEROS PATRIMONIALES INDEPENDIENTES Y DOS SON CONSEJEROS INDEPENDIENTES

Sobre la Integración del Consejo de Administración	SI	NO
1 ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios?(principio 2)	X	
2*¿Existen únicamente Consejeros Propietarios?(principio 3)	X	

Sobre la Integración del Consejo de Administración	SI	NO
3 ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido?(principio 3)		
Comentarios: NO APLICA		
4 ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente?(principio 3)		
Comentarios: NO APLICA		
5 ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (principio 7)	X	
6 ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros?(principio 7)	X	
7 ¿En el informe anual presentado por el consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales?(principio 8)		X
8 ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales?(principio 8)		X
9 ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe?(principio 9)		X

* En caso de responder afirmativamente a esta pregunta, se deberá responder 'NO APLICA' para las preguntas 3) y 4) siguientes en la columna de comentarios.

Sobre la Estructura del Consejo de Administración	SI	NO
10 ¿El Consejo de Administración realiza las funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas?(principio 10)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA, S.A. DE C.V.		
11 ¿Los órganos intermedios únicamente están conformados por consejeros propietarios?(principio 12)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
12 ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo?(principio 13)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
13 ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios?(principio 16)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		

Sobre la Estructura del Consejo de Administración	SI	NO
14 ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente?(principio 17)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		

Sobre la Operación del Consejo de Administración	SI	NO
15 ¿El consejo de Administración se reúne al menos 4 veces al año?(principio 18)	X	
16 ¿Cuando menos una de la reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazos de la sociedad?(principio 18)	X	
17 ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo?(principio 19)	X	
Comentarios: LAS CONVOCATORIAS, SE REALIZAN POR EL PRESIDENTE, POR EL SECRETARIO O POR CUALESQUIERA TRES DE LOS CONSEJEROS. ACTUALMENTE TRES CONSEJEROS REPRESENTAN EL 23%		
18 ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión?(principio 20)		X
19*¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación?(principio 20)	X	
20*¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad?(principio 21)	X	

Sobre los Deberes de los Consejeros	SI	NO
21 ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente?(principio 22)	X	
22 ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social?(principio 23)	X	
23 ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales?(principio 23)		
Comentarios: NO APLICA		
24*¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado?(principio 24)	X	
25*¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten?(principio 25)	X	
26 ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo?(principio 26)		
Comentarios: NO APLICA		

Sobre los Deberes de los Consejeros	SI	NO
27 ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa?(principio 27)	X	

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

HYLSAMEX, S.A. DE C.V.

2. Función de Compensación y Evaluación

LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS

CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la Operación del Órgano que cumple con la funcion de Evaluación y Compensación	SI	NO
28 ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo?(principio 29)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
29 ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas?(principio 30)		X

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

HYLSAMEX, S.A. DE C.V.

3. Función de Auditoría

LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS

CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la Selección de Auditores	SI	NO
30 ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados?(principio 32)	X	
31 ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años?(principio 33)	X	
32 ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario?(principio 34)		X
33 ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad?(principio 35)		X
Sobre la Información Financiera	**SI**	**NO**
34 ¿La sociedad cuenta con un área de auditoría interna?(principio 36)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
35 ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo?(principio 37)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
36 ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales?(principio 39)		

Sobre la Información Financiera	SI	NO
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
Sobre los Controles Internos	**SI**	**NO**
37 ¿Existe un sistema de control interno?(principio 41)	X	
38 ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno?(principio 41)	X	
39 ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (principio 42)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
40 ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles?(principio 43)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
Revisión del Cumplimiento Disposiciones	**SI**	**NO**
41 ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo?(principio 44)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
42 ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año?(principio 44)	X	
43 ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma?(principio 45)	X	

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

HYLSAMEX, S.A. DE C.V.

4. Función de Finanzas y Planeación

LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS

CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la Operación del Organo intermedio que se encarga de la función de Finanzas y Planeación	SI	NO
44 ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad?(principio 47)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
45 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico?(principio 48)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
46 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad?(principio 49)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
47 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad?(principio 50)		

Pregunta Opcional

LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

HYLSAMEX, S.A. DE C.V.

1. DERECHOS DE ACCIONISTAS

Sobre la Información y Orden del Día de la Asamblea de Accionistas	SI	NO
1 ¿Se omitió del Órden del Día de las Asambleas el punto referente a 'Asuntos Varios'?(principio 51)	X	
2 ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Órden del Día?(principio 51)	X	
3 ¿Toda la información sobre cada punto del Órden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación?(principio 52)	X	
4 ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Órden del Día, para que puedan girar instrucciones a sus mandatarios?(principio 53)	X	
5 ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos?(principio 54)		X
Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	**SI**	**NO**
6 ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes?(principio 55)		X
7 ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea?(principio 55)		X
8 ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales?(principio 56)	X	





Boletines e Información Trimestral









Código de Mejores Prácticas Corporativas para: HYLSAMEX, S.A. DE C.V.

Clave de la emisora: HYLSAMX

Funciones y estructura del consejo de administración
Función de compensación y evaluación
Función de Auditoria
Función de Finanzas y Planeación
Asamblea general de accionistas

FUNCIONES Y ESTRUCTURA DEL CONSEJO DE ADMINISTRACIÓN

Pregunta tema sobre funciones y estructura del consejo de administración

Respuesta:

EL CONSEJO DE ADMINISTRACION ES EL ORGANO DE GOBIERNO Y CONTROL DE LAS OPERACIONES DE LA SOCIEDAD SIENDO ASIMISMO RESPONSABLE DE LA SUPERVISION DE LAS GESTIONES ADMINISTRATIVAS DE LOS DIRECTIVOS ASI COMO DE LA DETERMINACION DE LAS POLITICAS Y ESTRATEGIAS A LAS QUE SE DEBERAN SUJETAR LAS OPERACIONES DE LA SOCIEDAD. LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V. EL CONSEJO DE ADMINISTRACION DE HYLSAMEX S.A. DE C.V. ACTUALMENTE SE ENCUENTRA INTEGRADO POR TRECE CONSEJEROS PROPIETARIOS, SIN HABERSE ¯SIGNADO CONSEJEROS SUPLENTES. DE LOS CONSEJEROS, OCHO SON CONSEJEROS PATRIMONIALES ¯LACIONADO, TRES SON CONSEJEROS PATRIMONIALES INDEPENDIENTES Y DOS SON CONSEJEROS INDEPENDIENTES

S...re la Integración del Consejo de Administración	SI	NO
1) ... Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (Principio 2)	X	
Comentarios:		
2) ¿Existen únicamente Consejeros Propietarios? (Principio 3)	X	
Comentarios:		
3) ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3)		
Comentarios: NO APLICA		
4) ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3)		
Comentarios: NO APLICA		
5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (Principio 7)	X	
Comentarios:		
6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7)	X	
Comentarios:		
7) ¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8)		X
...mentarios:		
... e indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8)		X
Comentarios:		
9) ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha		X

del informe? (Principio 9)

Comentarios:

Sobre la Estructura del Consejo de Administración	SI	NO

10) ¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10)

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA, S.A. DE C.V.

11) ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (Principio 12)

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

12) ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (Principio 13)

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

13) ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (Principio 16)

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

14) ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (Principio 17)

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la Operación del Consejo de Administración	SI	NO
15) ¿El Consejo de Administración se reúne al menos 4 veces al año? (Principio 18)	X	

Comentarios:

16) ¿Cuándo menos una de las reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazo de la sociedad? (Principio 18)	X	

Comentarios:

17) ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (Principio 19)	X	

Comentarios:
LAS CONVOCATORIAS, SE REALIZAN POR EL PRESIDENTE, POR EL SECRETARIO O POR CUALESQUIERA TRES DE LOS CONSEJEROS. ACTUALMENTE TRES CONSEJEROS REPRESENTAN EL 23%

18) ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (Principio 20)		X

Comentarios:

19) * ¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (Principio 20)	X	

Comentarios:

20) * ¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (Principio 21)	X	

Comentarios:

Sobre los Deberes de los Consejeros	SI	NO
21) ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (Principio	X	

Comentarios:

22) ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto	X	

social? (Principio 23)
Comentarios:

23) ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la ·iedad para cuestiones personales? (Principio 23)
ɔmentarios:
NO APLICA
2 ¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24) X
Comentarios:

25) * ¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25) X
Comentarios:

26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)
Comentarios:
NO APLICA
27) ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27) X
Comentarios:

FUNCIÓN DE COMPENSACIÓN Y EVALUACIÓN

Pregunta tema sobre compensación y evaluación

Respuesta:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la operación del órgano que cumple con la función de evaluación y compensación	¿SI	¿NO
28) ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (Principio 29)		

mentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

	¿SI	¿NO
2 ·a estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30)		X

Comentarios:

FUNCIÓN DE AUDITORÍA

Pregunta tema sobre función de auditoría

Respuesta:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la Selección de los Auditores	¿SI	¿NO
30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (Principio 32)	X	
Comentarios:		
31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 33)	X	
Comentarios:		
32) ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34)		X
Comentarios:		
33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35)		X
mentarios:		

S la Información Financiera	¿SI	NO
34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36)		

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES

DE SU CONTROLADORA ALFA S.A. DE C.V.
35) ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (Principio 37)
Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.
36) ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública i' nedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los in..rmes anuales? (Principio 39)
Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre los Controles Internos	**SI**	**NO**
37) ¿Existe un sistema de control interno? (Principio 41)	X	

Comentarios:

38) ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (Principio 41)	X	

Comentarios:

39) ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (Principio 42)
Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.
40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (Principio 43)
Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Revisión del cumplimiento de disposiciones	**SI**	**NO**

41) ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (Principio 44)
Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

42) ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al a... (Principio 44)	X	

Comentarios:

43) ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (Principio 45)	X	

Comentarios:

FUNCIÓN DE FINANZAS Y PLANEACIÓN

Pregunta tema sobre finanzas y planeación

Respuesta:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la operación del órgano intermedio que se encarga de la función de finanzas y planeación	**SI**	**NO**

44) ¿El órgano intermedio que se encarga de la función de Finanzas y planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio47)
Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.
45) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (Principio 48)
Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.
46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49)
C ›ntarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.
47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad?

(Principio 50)
Comentarios:

SAMBLEA GENERAL DE ACCIONISTAS

RECHOS DE ACCIONISTAS

i) Sobre la Información y Orden del Día de la Asamblea de Accionistas	SI	NO
1. e omitió de la Orden del Día de las Asambleas el punto referente a 'Asuntos Varios'? (Principio 51)	X	

Comentarios:

2) ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51)	X	

Comentarios:

3) ¿Toda la información sobre cada punto del orden del día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52)	X	

Comentarios:

4) ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del orden del día, para que puedan girar instrucciones a sus mandatarios? (Principio 53)	X	

Comentarios:

5) ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54)		X

Comentarios:

ii) Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	SI	NO
6) ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55)		X

Comentarios:

7) ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con material para la Asamblea? (Principio 55)		X

Comentarios:

8, a sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56)	X	

Comentarios:

PREGUNTA OPCIONAL

Prácticas de Gobierno Corporativo Adicionales

Respuesta:

LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

EXHIBIT 21

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

ora: HYLSAMEX, S.A. DE C.V..

uario: GERARDO ANTONIO GONZALEZ VILL.

ombre del sobre: Hylsamex.ens

ongitud del sobre: 3309 bytes.

echa de recepcion: Jun 23 2003 7:59:02:103AM.

olio de recepcion: 25006.

Filing to Mexican Stock Exchange: Hylsamex announces Sidor and Amazonia debt restructuring the **English translation included.**

os Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
ventore.bmv	1	Eventos Relevantes

os Archivos NO recibidos son los siguientes:

No bre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 23/06/03

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

Hylsamex Anuncia la Reestructuración de la Deuda de Sidor y Amazonia

EVENTO RELEVANTE

Monterrey, México, al 23 de junio de 2003. Hylsamex, S.A. de C.V., anunció hoy que sus compañías asociadas, Consorcio Siderurgia Amazonia Ltd. (Amazonia) y Siderúrgica del Orinoco C.A. (Sidor), han alcanzado un acuerdo con sus acreedores financieros y con el gobierno Venezolano relacionado a la reestructuración de deuda de Sidor y Amazonia.

Según los términos del acuerdo, la deuda financiera de Sidor y Amazonia se reduce de US$1,883 millones a US$791 millones; algunos accionistas de Amazonia realizaron una aportación de US$133.5 millones en efectivo en una sociedad recientemente constituida, para la adquisición y la futura capitalización de la deuda financiera; el gobierno de Venezuela incrementó su participación en Sidor

de 30.0% a 40.3%.

Se liberaron todas las garantías otorgadas por los accionistas de Amazonia reemplazándolas por gravámenes sobre los activos fijos de Sidor que, junto con las acciones de Amazonia y las de esta última en Sidor, fueron otorgados en garantía al gobierno Venezolano y a los acreedores financieros. Adicionalmente, una porción del flujo libre excedente (determinado de acuerdo a una fórmula acordada en la reestructuración) será aplicado para repagar deuda financiera de Sidor y el remanente se distribuirá al gobierno de Venezuela y a la Compañía de nueva creación a que se hace referencia arriba.

Hylsamex, S.A. de C.V., participó en esta reestructuración, primero, a través de su empresa controladora, Alfa, S.A. de C.V. la cual realizó una aportación total en efectivo de US$15.0 millones de dólares a la sociedad recientemente constituida (recibiendo nueva deuda convertible a cambio) y segundo, capitalizando en Amazonia deuda convertible emitida anteriormente por Amazonia por un monto de US$41.5 millones más los intereses acumulados correspondientes. La participación de Hylsamex en Amazonia después de la capitalización de la deuda convertible es de 36.73%.

Eventualmente, cuando ocurra la capitalización de la totalidad de la nueva deuda convertible, la participación de Hylsamex se reducirá a 12.0% y la contribución directa de Alfa resultará en una participación de ésta en Amazonia de 7.5%.

Como resultado de la reestructuración, la deuda financiera de Sidor queda compuesta de tres tramos, uno de US$350.5 millones que será amortizado en 8 años con un año de gracia, otro de US$26.3 millones con amortización en 12 años con un año de gracia y el tramo restante de US$368.6 millones que será amortizado en

15 años con uno de gracia. Además, la deuda que mantenía Sidor con ciertos proveedores del estado Venezolano fue fijada en US$45.4 millones a ser pagados durante los próximos cinco años.

Como resultado de este acuerdo, Alfa e Hylsamex mantienen una participación accionaria en un negocio con costos competitivos y una mejor estructura financiera.

MERCADO DEL EXTERIOR :




BMVISIN y Carteras de Productos

    

Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Jun 23 2003 7:59AM

Prefijo : EVENTORE

Clave Cotización : HYLSAMX

Fecha : 23/6/2003

Razón Social : HYLSAMEX, S.A. DE C.V.

Lugar : SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto : Hylsamex Anuncia la Reestructuración de la Deuda de Sidor y Amazonia

Eventos Relevantes : Monterrey, México, al 23 de junio de 2003. Hylsamex, S.A. de C.V., anunció hoy que sus compañías asociadas, Consorcio Siderurgia Amazonia Ltd. (Amazonia) y Siderúrgica del Orinoco C.A. (Sidor), han alcanzado un acuerdo con sus acreedores financieros y con el gobierno Venezolano relacionado a la reestructuración de deuda de Sidor y Amazonia. Según los términos del acuerdo, la deuda financiera de Sidor y Amazonia se reduce de US$1,883 millones a US$791 millones; algunos accionistas de Amazonia realizaron una aportación de US$133.5 millones en efectivo en una sociedad recientemente constituida, para la adquisición y la futura capitalización de la deuda financiera; el gobierno de Venezuela incrementó su participación en Sidor de 30.0% a 40.3%. Se liberaron todas las garantías otorgadas por los accionistas de Amazonia reemplazándolas por gravámenes sobre los activos fijos de Sidor que, junto con las acciones de Amazonia y las de esta última en Sidor, fueron otorgados en garantía al gobierno Venezolano y a los acreedores financieros. Adicionalmente, una porción del flujo libre excedente (determinado de acuerdo a una fórmula acordada en la reestructuración) será aplicado para repagar deuda financiera de Sidor y el remanente se distribuirá al gobierno de Venezuela y a la Compañía de nueva creación a que se hace referencia arriba. Hylsamex, S.A. de C.V., participó en esta reestructuración, primero, a través de su empresa controladora, Alfa, S.A. de C.V. la cual realizó una aportación total en efectivo de US$15.0 millones de dólares a la sociedad recientemente constituida (recibiendo nueva deuda convertible a cambio) y segundo, capitalizando en Amazonia deuda convertible emitida anteriormente por Amazonia por un monto de US$41.5 millones más los intereses acumulados correspondientes. La participación de Hylsamex en Amazonia después de la capitalización de la deuda convertible es de 36.73%. Eventualmente, cuando ocurra la capitalización de la totalidad de la nueva deuda convertible, la participación de Hylsamex se reducirá a 12.0% y la contribución directa de Alfa resultará en una participación de ésta en Amazonia de 7.5%. Como resultado de la reestructuración, la deuda financiera de Sidor queda compuesta de tres tramos, uno de US$350.5 millones que será amortizado en 8 años con un año de gracia, otro de US$26.3 millones con amortización en 12 años con un año de gracia y el tramo restante de US$368.6 millones que será amortizado en 15 años con uno de gracia. Además, la deuda que mantenía Sidor con ciertos proveedores del estado Venezolano fue fijada en US$45.4 millones a ser pagados durante los próximos cinco años. Como resultado de este acuerdo, Alfa e Hylsamex mantienen una participación accionaria en un negocio con costos competitivos y una mejor estructura financiera.

Mercado Exterior :

English Translation

HYLSAMEX **Press Release**

Hylsamex Announces Sidor Debt Restructuring

Monterrey, June 23, 2003. Hylsamex, S.A. de C.V. , announced today that its associated companies, Consorcio Siderurgia Amazonia Ltd. (Amazonia) and Siderurgica del Orinoco C.A. (Sidor), have reached an agreement with their financial creditors and the Venezuelan government relating to the restructuring of Sidor and Amazonia's financial debt.

Under the terms of the agreements concluded today, Sidor and Amazonia's aggregate financial debt was reduced from US$1,883 million to US$791 million; certain shareholders of Amazonia contributed US$133.5 million in cash to a newly created company for the acquisition and capitalization of Sidor and Amazonia's financial debt; the government of Venezuela increased its participation in Sidor from 30.0% to 40.3%.

All the guarantees provided by the shareholders of Amazonia have been released and replaced with a security on the fixed assets of Sidor which, together with the pledges on the shares of Amazonia and the shares that Amazonia holds in Sidor, were placed in trust for the benefit of the Venezuelan government and Sidor's financial creditors. In addition, a portion of Sidor's excess cash (determined in accordance with an agreed-upon formula) will be applied to repay Sidor's financial debt and the remainder will be distributed to the Venezuelan government and the newly created company referred to above.

Hylsamex, S.A. de C.V., participated in this restructuring agreement, first, through its parent company Alfa, S.A. de C.V. which made an aggregate cash contribution (in the form of new subordinated convertible debt) of US$15.0 million to the newly created company and second, by capitalizing in Amazonia convertible debt previously held by Hylsamex in the amount of US$41.5 million plus accrued interest, which leaves Hylsamex with a 36.73% participation in Amazonia.

Eventually, upon conversion of the new subordinated convertible debt into equity, Hylsamex participation in Amazonia will be reduced to 12.0% and Alfa's cash contribution shall result in a participation of 7.5%.

As a result of this restructuring, Sidor's remaining financial debt is now made up of three tranches, one of US$350.5 million to be repaid over 8 years with one year of grace, another of US$26.3 million to be repaid over 12 years with one year of grace and the remaining tranche of US$368.6 million to be repaid over 15 years with one year of grace. In addition, Sidor's commercial debt with certain Venezuelan government-owned suppliers has been fixed in the amount of US$45.4 million to be repaid over the next five years.

As a result of this restructuring, Alfa and Hylsamex have retained a participation in a company with a competitive cost and improved financial structure.

Hylsamex S.A. de C.V.
File No. 82-4252

EXHIBIT 22

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

r˙˙ora: HYLSAMEX, S.A. DE C.V..

;uario: GERARDO ANTONIO GONZALEZ VILL.

ɔmbre del sobre: Hylsamex.ens

ɔngitud del sobre: 2781 bytes.

:cha de recepcion: Apr 29 2003 6:31:59:870PM.

ɔlio de recepcion: 21911.

Filing to Mexican Stock Exchange:
Hylsamex sends a copy of paragraph #3
of the auditor´s report for fiscal year ended
December 31, 2002

03 NOV 18 AM 7:21

ˏos Archivos recibidos son los siguientes:

ᐩombre del archivo	Tipo de Archivo	Descripcion
:ventore.bmv	1	Eventos Relevantes

ˏ˜s Archivos NO recibidos son los siguientes:

Nc re del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 29/04/03

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU PUBLICACION INMEDIATA

EVENTO RELEVANTE

A solicitud de la Bolsa Mexicana de Valores, se reproduce el párrafo 3 del dictamen de los Estados Financieros de HYLSAMEX, S.A. de C.V. y subsidiarias correspondientes al ejercicio 2002, emitido por el despacho PricewaterhouseCoopers con fecha 27 de enero de 2003. En dicha nota se manifiesta que una situación irregular que había sido consignada por nuestros auditores en su dictamen de 2001 y que había sido oportunamente informada, quedó corregida durante el año 2002:

"3. El 28 de febrero de 2002 emitimos nuestro dictamen sobre los estados financieros de Hylsamex, S.A. de C.V. y subsidiarias al 31 de diciembre de 2001, en el que expresamos:

a)

que no se habían reclasificado a corto plazo pasivos consolidados por $7,953 millones contratados a largo plazo, respecto de los cuales Hylsamex, S.A. de C.V. e Hylsa, S.A. de C.V. no cumplían con ciertas condiciones incluídas en los contratos respectivos. Como se explica en la Nota 8, con posterioridad a la entrega de nuestro dictamen las compañías reestructuraron los créditos relativos con lo que se eliminó la necesidad de reclasificarlos a corto plazo, y

b) que no se habían recibido estados financieros dictaminados de Consorcio Siderurgia Amazonia, LTD., compañía asociada. Como se explica en la Nota 5, con posterioridad a la entrega de nuestro dictamen se recibieron estados financieros dictaminados de dicha asociada, resultando una disminución en el valor de la inversión por $378 millones que se refleja en la pérdida de 2001."

MERCADO DEL EXTERIOR :




Indicadores y Anuarios
bursátiles y financieros







Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Apr 29 2003 6:31PM

Prefijo : EVENTORE

Clave Cotización : HYLSAMX

Fecha : 29/4/2003

Razón Social : HYLSAMEX, S.A. DE C.V.

Lugar : SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto : PARA SU PUBLICACION INMEDIATA

Eventos Relevantes : A solicitud de la Bolsa Mexicana de Valores, se reproduce el párrafo 3 del dictamen de los Estados Financieros de HYLSAMEX, S.A. de C.V. y subsidiarias correspondientes al ejercicio 2002, emitido por el despacho PricewaterhouseCoopers con fecha 27 de enero de 2003. En dicha nota se manifiesta que una situación irregular que había sido consignada por nuestros auditores en su dictamen de 2001 y que había sido oportunamente informada, quedó corregida durante el año 2002: "3. El 28 de febrero de 2002 emitimos nuestro dictamen sobre los estados financieros de Hylsamex, S.A. de C.V. y subsidiarias al 31 de diciembre de 2001, en el que expresamos: a) que no se habían reclasificado a corto plazo pasivos consolidados por $7,953 millones contratados a largo plazo, respecto de los cuales Hylsamex, S.A. de C.V. e Hylsa, S.A. de C.V. no cumplían con ciertas condiciones incluídas en los contratos respectivos. Como se explica en la Nota 8, con posterioridad a la entrega de nuestro dictamen las compañías reestructuraron los créditos relativos con lo que se eliminó la necesidad de reclasificarlos a corto plazo, y b) que no se habían recibido estados financieros dictaminados de Consorcio Siderurgia Amazonia, LTD., compañía asociada. Como se explica en la Nota 5, con posterioridad a la entrega de nuestro dictamen se recibieron estados financieros dictaminados de dicha asociada, resultando una disminución en el valor de la inversión por $378 millones que se refleja en la pérdida de 2001."

Mercado Exterior :

A solicitud de la Bolsa Mexicana de Valores, se reproduce el párrafo 3 del dictamen de los Estados Financieros de HYLSAMEX, S.A. de C.V. y subsidiarias correspondientes al ejercicio 2002, emitido por el despacho PricewaterhouseCoopers con fecha 27 de enero de 2003. En dicha nota se manifiesta que una situación irregular que había sido consignada por nuestros auditores en su dictamen de 2001 y que había sido oportunamente informada, quedó corregida durante el año 2002:

"3. El 28 de febrero de 2002 emitimos nuestro dictamen sobre los estados financieros de Hylsamex, S.A. de C.V. y subsidiarias al 31 de diciembre de 2001, en el que expresamos:

a) que no se habían reclasificado a corto plazo pasivos consolidados por $7,953 millones contratados a largo plazo, respecto de los cuales Hylsamex, S.A. de C.V. e Hylsa, S.A. de C.V. no cumplían con ciertas condiciones incluídas en los contratos respectivos. Como se explica en la Nota 8, con posterioridad a la entrega de nuestro dictamen las compañías reestructuraron los créditos relativos con lo que se eliminó la necesidad de reclasificarlos a corto plazo, y

b) que no se habían recibido estados financieros dictaminados de Consorcio Siderurgia Amazonia, LTD., compañía asociada. Como se explica en la Nota 5, con posterioridad a la entrega de nuestro dictamen se recibieron estados financieros dictaminados de dicha asociada, resultando una disminución en el valor de la inversión por $378 millones que se refleja en la pérdida de 2001."

Hylsamex S.A. de C.V.
File No. 82-4252

EXHIBIT 23

Filing to Mexican Stock Exchange: Hylsamex informs that its subsidiary Hylsa has invited holders of the Pagaré de Mediano Plazo (Peso-denominated Médium Term Note) to a meeting to discuss 4Q02 results and its successful debt restructuring

Hylsamex, S.A. de C.V.
File No. 82-4252

EMISI

r··ora: HYLSAMEX, S.A. DE C.V..

suario: GERARDO ANTONIO GONZALEZ VILLARREAL.

ombre del sobre: Hylsamex.ens

ongitud del sobre: 2637 bytes.

echa de recepcion: Mar 11 2003 12:33:38:923PM.

olio de recepcion: 19455.

os Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

s Archivos NO recibidos son los siguientes:

N· ore del archivo	Error



Anuarios bursátiles y financieros





Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Mar 11 2003 12:33PM

Prefijo : EVENTORE

Clave Cotización : HYLSAMX

Fecha : 3/11/2003

Razón Social : HYLSAMEX, S.A. DE C.V.

Lugar : SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto : Hylsamex informa que su subsidiaria Hylsa, S.A. de C.V., invita a una reunión a los tenedores de los Pagarés de Mediano Plazo (HYLSA POOU)

Eventos Relevantes : Monterrey, N.L., marzo 11, 2002 — Hylsamex informa que su subsidiaria Hylsa, S.A. de C.V., invita a los tenedores de los Pagarés de Mediano Plazo (HYLSA POOU) a una reunión en donde se informará acerca de los resultados al cuarto trimestre de 2002 y de la conclusión exitosa de la reestructura de su deuda. Dicha reunión se llevará a cabo los días 18 y 19 de marzo del presente año en los siguientes lugares: Fecha: Martes, Marzo 18, 2003 Hora: 4:30 pm Lugar: Oficinas Banamex, Monterrey Dirección: Calzada del Valle 350 Ote. Piso 1 Col. del Valle Garza García, N.L. Fecha: Miércoles, Marzo 19, 2003 Hora: 1:00 pm Lugar: Oficinas Casa de Bolsa Banorte, México D.F Dirección: Periférico Sur No. 4355 Col. Jardines en la Montaña, C.P. 14210 Agradeceremos contacten a las siguientes personas para confirmar su asistencia: Humberto Cabral Banamex 55 1226 3163 Francisco Romano Banamex 55 2226 6730 Benjamín Camacho Banorte 55 5169 9391 Alberto Ortiz Hylsa 81 8865 2778

Mercado Exterior :

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 11/3/03

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

Hylsa, S.A. de C.V., invita a una reunión a los tenedores de los Pagarés de Mediano Plazo (HYLSA POOU)

EVENTO RELEVANTE

Monterrey, N.L., marzo 11, 2002 — Hylsa, S.A. de C.V., invita a los tenedores de los Pagarés de Mediano Plazo (HYLSA POOU) a una reunión en donde se informará acerca de los resultados al cuarto trimestre de 2002 y de la conclusión exitosa de la reestructura de su deuda. Dicha reunión se llevará a cabo los días 18 y 19 de marzo del presente año en los siguientes lugares:

Fecha: Martes, Marzo 18, 2003

Hora: 4:30 pm

Lugar: Oficinas Banamex,

Monterrey

Dirección: Calzada del Valle 350 Ote. Piso 1

Col. del Valle

Garza García, N.L.

Fecha: Miércoles, Marzo 19, 2003

Hora: 1:00 pm

Lugar: Oficinas Casa de Bolsa Banorte,

México D.F

Dirección: Periférico Sur No. 4355

Col. Jardines en la Montaña,

C.P. 14210

Agradeceremos contacten a las siguientes personas para confirmar su asistencia:

Humberto Cabral Banamex 55 1226 3163

Francisco Romano Banamex 55 2226 6730

Benjamín Camacho Banorte 55 5169 9391

Alberto Ortiz Hylsa 81 8865 2778

MERCADO DEL EXTERIOR :

Hylsamex S.A. de C.V.
File No. 82-4252

EXHIBIT 24

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

··ora: HYLSAMEX, S.A. DE C.V..

Filing to Mexican Stock Exchange: Hylsamex announces its General Stockholders Meeting schedule for March 10, 2003

suario: GERARDO ANTONIO GONZALEZ VILL.

ombre del sobre: Hylsamex.ens

ongitud del sobre: 3797 bytes.

echa de recepcion: Mar 10 2003 4:41:13:600PM.

olio de recepcion: 19416.

.os Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
ıcueorda.bmv	1	Acuerdos de Asamblea Ordinaria Anual

; Archivos NO recibidos son los siguientes:

N(›re del archivo	Error



Boletines e Información Trimestral






Evento Corporativo de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV :2003-03-10 16:41:00.0

Prefijo : ACUEORDA

Clave Cotización : HYLSAMX

Serie :

Razón Social : HYLSAMEX, S.A. DE C.V.

Tipo Asamblea : ORDINARIA ANUAL

Fecha Celebración : 10/3/2003

Porcentaje de Asistencia : 94.86

Fecha de pago :

Acuerdos : Resumen de resoluciones de la Asamblea General Ordinaria de Accionistas efectuada el día 10 de marzo de 2003 RESOLUCIÓN PRIMERA: 1. Se aprueba el Informe rendido por el Consejo de Administración en los términos del artículo 172 de la Ley General de Sociedades Mercantiles, acerca de las operaciones realizadas por la Sociedad durante el ejercicio terminado el 31 de diciembre del 2002. 2. Se hace constar que se dio lectura al Informe escrito que en los términos de los artículos 166 fracción IV y 172 de la Ley General de Sociedades Mercantiles, presentó el Comisario de la Sociedad, respecto a la información anual que presenta a los accionistas el Consejo de Administración. Adicionalmente, se hace constar que la Sociedad, de conformidad a lo 'isto en el Código de Mejores Prácticas Corporativas, ha venido adhiriéndose a las recomendaciones en dicho Código contenidas .vés de su controladora Alfa, S.A. de C.V. 3. Por otra parte, se hace constar que el Consejo de Administración informó a la Asamblea, que la Sociedad no realizó operaciones de adquisición de acciones propias durante el ejercicio social terminado al 31 de diciembre del año 2002, ni mantenía en posición propia ninguna de las acciones representativas de su capital social. RESOLUCIÓN S JNDA: 1. Se toma nota que la cuenta de resultados del ejercicio social 2002, arrojó una pérdida neta de $731'123,080 la cual se compone de las siguientes partidas: Participación en las pérdidas netas de las Subsidiarias: $593'476,939 Más: Pérdidas propias de la Sociedad: $137'646,141 Total: Pérdida Neta del ejercicio social 2002: $731'123,080 2. Respecto de las partidas citadas en el punto anterior se ordena lo siguiente: (i) aplicar el monto de la Participación en las pérdidas netas de las Subsidiarias, a la cuenta denominada "Participación en el Capital Contable de Subsidiarias"; y (ii) aplicar el monto de las "Pérdidas Propias de la Sociedad", a la cuenta denominada "Utilidades Pendientes por Aplicar". 3. Por otra parte, se resuelve expresamente en los términos de los artículos 14 Bis 3, fracción I, de la Ley del Mercado de Valores, que el monto máximo de recursos que podrán destinarse a la compra de acciones propias, durante el presente ejercicio social 2003, sea la cantidad de $100'000,000 (cien millones de pesos, moneda nacional); haciéndose constar que la cifra anterior es inferior al saldo total de las utilidades netas de la sociedad, incluyendo las retenidas. RESOLUCIÓN TERCERA: 1. Se designan a las siguientes personas para integrar el Consejo de Administración de Hylsamex, S.A. de C.V., en calidad de Consejeros Propietarios: Consejeros: Lic. Gerardo X. Calderón Rojas Ing. Alejandro M. Elizondo Barragán Lic. Alvaro Fernández Garza Ing. Bernardo Garza de la Fuente Ing. Dionisio Garza Medina Ing. Armando Garza Sada Ing. Eduardo Garza T. Ing. Alfonso González Migoya Lic. Leopoldo Marroquín Morales Dr. Rafael Rangel Sostmann Ing. Rafael R. Páez Garza y Ing. José de Jesús Valdés Simancas Se acuerda expresamente no designar Consejeros Suplentes. 2. Se designan Comisario Propietario de la Sociedad al señor C.P. Carlos Arreola Enríquez y Comisario Suplente al señor C.P. Juan Manuel Gallardo Olivares. 3. Se designa (i) al señor Ing. Dionisio Garza Medina como Presidente del Consejo de Administración de Hylsamex, S.A. de C.V. y (ii) a los señores Lics. Leopoldo Marroquín Morales y Carlos Jiménez Barrera, para que actúen como Secretario Propietario y Secretario Suplente, respectivamente, del Consejo de Administración de Hylsamex, S.A. de C.V., el último de ellos sin la calidad de consejero.

HYLSAMEX, S.A. DE C.V.

Acta de la Asamblea ORDINARIA ANUAL de accionistas celebrada el día 10 de Marzo de 2003

Resumen de resoluciones de la Asamblea General Ordinaria de Accionistas efectuada el día 10 de marzo de 2003

RESOLUCIÓN PRIMERA:

1. Se aprueba el Informe rendido por el Consejo de Administración en los términos del artículo 172 de la Ley General de Sociedades Mercantiles, acerca de las operaciones realizadas por la Sociedad durante el ejercicio terminado el 31 de diciembre del 2002.

2.

Se hace constar que se dio lectura al Informe escrito que en los términos de los artículos 166 fracción IV y 172 de la Ley General de Sociedades Mercantiles, presentó el Comisario de la Sociedad, respecto a la información anual que presenta a los accionistas el Consejo de Administración. Adicionalmente, se hace constar que la Sociedad, de conformidad a lo previsto en el Código de Mejores Prácticas Corporativas, ha venido adhiriéndose a las recomendaciones en dicho Código contenidas a través de su controladora Alfa, S.A. de C.V.

3.

Por otra parte, se hace constar que el Consejo de Administración informó a la Asamblea, que la Sociedad no realizó operaciones de adquisición de acciones propias durante el ejercicio social terminado al 31 de diciembre del año 2002, ni mantenía en posición propia ninguna de las acciones representativas de su capital social.

RESOLUCIÓN SEGUNDA:

1. Se toma nota que la cuenta de resultados del ejercicio social 2002, arrojó

una pérdida neta de $731'123,080 la cual se compone de las siguientes partidas:

Participación en las pérdidas netas

de las Subsidiarias: $593'476,939

Más:

Pérdidas propias de la Sociedad: $137'646,141

Total:

Pérdida Neta del ejercicio social 2002: $731'123,080

2.

Respecto de las partidas citadas en el punto anterior se ordena lo siguiente:

(i) aplicar el monto de la Participación en las pérdidas netas de las Subsidiarias, a la cuenta denominada "Participación en el Capital Contable de Subsidiarias"; y

(ii)

aplicar el monto de las "Pérdidas Propias de la Sociedad", a la cuenta denominada "Utilidades Pendientes por Aplicar".

3.

Por otra parte, se resuelve expresamente en los términos de los artículos 14 Bis 3, fracción I, de la Ley del Mercado de Valores, que el monto máximo de recursos que podrán destinarse a la compra de acciones propias, durante el presente ejercicio social 2003, sea la cantidad de $100'000,000 (cien millones de pesos, moneda nacional); haciéndose constar que la cifra anterior es inferior al saldo total de las utilidades netas de la sociedad, incluyendo las retenidas.

RESOLUCIÓN TERCERA:

1. Se designan a las siguientes personas para integrar el Consejo de Administración de Hylsamex, S.A. de C.V., en calidad de Consejeros Propietarios:

Consejeros:

✓Lic. Gerardo X. Calderón Rojas

✓Ing. Alejandro M. Elizondo Barragán

Lic. Alvaro Fernández Garza

Ing. Bernardo Garza de la Fuente

Ing. Dionisio Garza Medina

Ing. Armando Garza Sada

Ing. Eduardo Garza T.

Ing. Alfonso González Migoya

Lic. Leopoldo Marroquín Morales

Dr. Rafael Rangel Sostmann

Ing. Rafael R. Páez Garza y

Ing. José de Jesús Valdés Simancas

Se acuerda expresamente no designar Consejeros Suplentes.

2.

Se designan Comisario Propietario de la Sociedad al señor C.P. Carlos Arreola Enríquez y Comisario Suplente al señor C.P. Juan Manuel Gallardo Olivares.

3. Se designa (i) al señor Ing. Dionisio Garza Medina como Presidente del Consejo de Administración de Hylsamex, S.A. de C.V. y (ii) a los señores Lics. Leopoldo Marroquín Morales y Carlos Jiménez Barrera, para que actúen como Secretario Propietario y Secretario Suplente, respectivamente, del Consejo de Administración de Hylsamex, S.A. de C.V., el último de ellos sin la calidad de consejero.

Presidente

Secretario

México, D.F., 10 de Marzo de 2003

Secretario del Consejo de Administración

94.86%

HYLSAMEX, S.A. DE C.V.

ASAMBLEA GENERAL ORDINARIA
10 DE MARZO DEL 2003

EXTRACTO DE RESOLUCIONES

RESOLUCIÓN PRIMERA:

1. Se aprueba el Informe rendido por el Consejo de Administración en los términos del artículo 172 de la Ley General de Sociedades Mercantiles, acerca de las operaciones realizadas por la Sociedad durante el ejercicio terminado el 31 de diciembre del 2002.

2. Se hace constar que se dio lectura al Informe escrito que en los términos de los artículos 166 fracción IV y 172 de la Ley General de Sociedades Mercantiles, presentó el Comisario de la Sociedad, respecto a la información anual que presenta a los accionistas el Consejo de Administración. Adicionalmente, se hace constar que la Sociedad, de conformidad a lo previsto en el Código de Mejores Prácticas Corporativas, ha venido adhiriéndose a las recomendaciones en dicho Código contenidas a través de su controladora Alfa, S.A. de C.V.

3. Por otra parte, se hace constar que el Consejo de Administración informó a la Asamblea, que la Sociedad no realizó operaciones de adquisición de acciones propias durante el ejercicio social terminado al 31 de diciembre del año 2002, ni mantenía en posición propia ninguna de las acciones representativas de su capital social.

RESOLUCIÓN SEGUNDA:

1. Se toma nota que la cuenta de resultados del ejercicio social 2002, arrojó una pérdida neta de $731'123,080 la cual se compone de las siguientes partidas:

Participación en las pérdidas netas de las Subsidiarias:	$593'476,939
Más:	
Pérdidas propias de la Sociedad:	$137'646,141
Total:	
Pérdida Neta del ejercicio social 2002:	$731'123,080

2. Respecto de las partidas citadas en el punto anterior se ordena lo siguiente:

   (i) aplicar el monto de la Participación en las pérdidas netas de las Subsidiarias, a la cuenta denominada "Participación en el Capital Contable de Subsidiarias"; y

   (ii) aplicar el monto de las "Pérdidas Propias de la Sociedad", a la cuenta denominada "Utilidades Pendientes por Aplicar".

3. Por otra parte, se resuelve expresamente en los términos de los artículos 14 Bis 3, fracción I, de la Ley del Mercado de Valores, que el monto máximo de recursos que podrán destinarse a la compra de acciones propias, durante el presente ejercicio social 2003, sea la cantidad de $100'000,000 (cien millones de pesos, moneda nacional); haciéndose constar que la cifra anterior es inferior al saldo total de las utilidades netas de la sociedad, incluyendo las retenidas.

RESOLUCIÓN TERCERA:

1. Se designan a las siguientes personas para integrar el Consejo de Administración de Hylsamex, S.A. de C.V., en calidad de Consejeros Propietarios:

Consejeros:

Lic. Gerardo X. Calderón Rojas
Ing. Alejandro M. Elizondo Barragán
Lic. Alvaro Fernández Garza
Ing. Bernardo Garza de la Fuente
Ing. Dionisio Garza Medina
Ing. Armando Garza Sada
Ing. Eduardo Garza T.
Ing. Alfonso González Migoya
Lic. Leopoldo Marroquín Morales
Dr. Rafael Rangel Sostmann
Ing. Rafael R. Páez Garza y
Ing. José de Jesús Valdés Simancas

Se acuerda expresamente no designar Consejeros Suplentes.

2. Se designan Comisario Propietario de la Sociedad al señor C.P. Carlos Arreola Enríquez y Comisario Suplente al señor C.P. Juan Manuel Gallardo Olivares.

3. Se designa (i) al señor Ing. Dionisio Garza Medina como Presidente del Consejo de Administración de Hylsamex, S.A. de C.V. y (ii) a los señores Lics. Leopoldo Marroquín Morales y Carlos Jiménez Barrera, para que actúen como Secretario Propietario y Secretario Suplente, respectivamente, del Consejo de Administración de Hylsamex, S.A. de C.V., el último de ellos sin la calidad de consejero.

EXHIBIT 25

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

r˙ ˙ora: HYLSAMEX, S.A. DE C.V..

Filing to Mexican Stock Exchange: Summary of resolutions of Hylsamex General Stockholders Meeting

suario: GERARDO ANTONIO GONZALEZ VILL

ombre del sobre: Hylsamex.ens

ongitud del sobre: 3365 bytes.

echa de recepcion: Feb 21 2003 3:20:44:653PM.

olio de recepcion: 18480.

03 NOV 10 AM 7:21

os Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
convocaa.bmv	1	Convocatoria de Asamblea Ordinaria Anual

os Archivos NO recibidos son los siguientes:

N ore del archivo	Error



Indicadores bursátiles y financieros





Evento Corporativo de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV :2003-02-21 15:20:00.0

Prefijo : CONVOCAA

Clave Cotización : HYLSAMX

Serie :

Razón Social : HYLSAMEX, S.A. DE C.V.

Tipo Asamblea : ORDINARIA ANUAL

Fecha Celebración : 10/3/2003

Lugar : Oficinas corporativas en Avenida Munich 101, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León

Hora : 10:00

Orden del Día : ORDEN DEL DÍA I. Presentación y, en su caso, aprobación del Informe Anual del Consejo de Administración a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles, respecto al ejercicio social 2002. Lectura del Informe del Comisario sobre el particular. II. Propuestas sobre (i) la aplicación de la cuenta de resultados del ejercicio social 2002 y (ii) la determinación del monto máximo de recursos que podrán destinarse a la compra de acciones propias. III. Elección de los miembros del Consejo de Administración y Comisarios de la Sociedad, determinación de sus remuneraciones y acuerdos relacionados. IV. Designación de delegados. V. Lectura y, en su caso, aprobación del Acta de la Asamblea.

uisitos de Asistencia : A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como ; en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la S' taría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y c a la Secretaría de la Sociedad. De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular. El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea. Los accionistas podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder, o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente. La Secretaría de la Sociedad se encuentra en Ave. Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, Nuevo León. San Nicolás de los Garza, N.L., a 20 de febrero del 2003. Lic. Leopoldo Marroquín Morales Secretario del Consejo de Administración

HYLSAMEX, S.A. DE C.V.

CONVOCATORIA

Por acuerdo del Consejo de Administración se convoca a los accionistas de HYLSAMEX, S.A. DE C.V., en términos del Artículo 186 de la Ley General de Sociedades Mercantiles, a la Asamblea ORDINARIA ANUAL de Accionistas que tendrá lugar en el domicilio de la Sociedad, ubicado en Oficinas corporativas ubicadas en Avenida Munich 101, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León, a las 10:00 AM del día 10 de Marzo de 2003, conforme al siguiente:

ORDEN DEL DÍA

ORDEN DEL DÍA

I. Presentación y, en su caso, aprobación del Informe Anual del Consejo de Administración a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles, respecto al ejercicio social 2002. Lectura del Informe del Comisario sobre el particular.

II.

Propuestas sobre (i) la aplicación de la cuenta de resultados del ejercicio social 2002 y (ii) la determinación del monto máximo de recursos que podrán destinarse a la compra de acciones propias.

III. Elección de los miembros del Consejo de Administración y Comisarios de la Sociedad, determinación de sus remuneraciones y acuerdos relacionados.

IV. Designación de delegados.

V. Lectura y, en su caso, aprobación del Acta de la Asamblea.

REQUISITOS DE ASISTENCIA

A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la

Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder, o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaría de la Sociedad se encuentra en Ave. Gómez Morín No. 1111 Sur,

México, D.F., 10 de Marzo de 2003

CONVOCATORIA
ASAMBLEA GENERAL DE ACCIONISTAS

Por acuerdo del Consejo de Administración se convoca a los accionistas de HYLSAMEX, S.A. de C.V. a Asamblea General Ordinaria anual, que se celebrará el día 10 de marzo del 2003 a las 10:00 horas, en sus oficinas corporativas ubicadas en Avenida Munich 101, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León, para resolver sobre los asuntos contenidos en el siguiente:

ORDEN DEL DÍA
I. Presentación y, en su caso, aprobación del Informe Anual del Consejo de Administración a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles, respecto al ejercicio social 2002. Lectura del Informe del Comisario sobre el particular.

II. Propuestas sobre (i) la aplicación de la cuenta de resultados del ejercicio social 2002 y (ii) la determinación del monto máximo de recursos que podrán destinarse a la compra de acciones propias.

III. Elección de los miembros del Consejo de Administración y Comisarios de la Sociedad, determinación de sus remuneraciones y acuerdos relacionados.

IV. Designación de delegados.

V. Lectura y, en su caso, aprobación del Acta de la Asamblea.

A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada,

proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder, o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaría de la Sociedad se encuentra en Ave. Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, Nuevo León.

San Nicolás de los Garza, N.L., a 20 de febrero del 2003.

Lic. Leopoldo Marroquín Morales
Secretario del Consejo de Administración

Hylsamex, S.A. de C.V.
File No. 82-4252

HYLSAMEX

HYLSAMEX, S.A. DE C.V.

AVISO A LOS ACCIONISTAS
CANJE DE TÍTULOS

En cumplimiento de los acuerdos adoptados en la Asamblea General Extraordinaria de accionistas de HYLSAMEX, S.A. de C.V., celebrada el día 4 de febrero del presente año, se informa a los accionistas de esta Sociedad, así como a las instituciones depositarias de valores, que a partir del día 27 de febrero de 2004, se procederá a canjear los actuales títulos definitivos, emisión "Julio de 2002", representativos de acciones Serie "B" de la Sociedad, por nuevos títulos definitivos, emisión "Febrero de 2004", representativos de acciones de la Serie "B", con cupones adheridos del número 1 (uno) en adelante, a razón de una nueva acción por cada una de las acciones de la emisión anterior.

Por lo que respecta a los títulos definitivos depositados en la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, el canje citado se efectuará por conducto de esa Institución; en el caso de aquellos accionistas tenedores en forma física de títulos definitivos, emisión "Julio de 2002", éstos podrán acudir personalmente o mediante apoderado debidamente designado, a partir del día 27 de febrero del presente año a las oficinas de la Sociedad, ubicadas en Ave. Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, Nuevo León, en días y horas hábiles a realizar el canje de los nuevos títulos definitivos contra la entrega de los títulos actualmente en circulación; en la inteligencia de que en este último caso, los accionistas deberán proporcionar a la Sociedad copia de su cédula de identificación fiscal expedida por la Secretaría de Hacienda y Crédito Público.

San Nicolás de los Garza, N.L. a 20 de febrero de 2004

Lic. Leopoldo Marroquín Morales
Secretario del Consejo de Administración


BOLSA MEXICANA DE VALORES

     

Aviso de Derechos de HYLSAMEX, S.A. DE C.V.


Marca
5726 6677
5500

Fecha de Recepción en BMV: 2004-02-20 07:54:00.0

Prefijo:
DERECHOS

Clave Cotización:
HYLSAMX

Serie:
B

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
EXTRAORDINARIA

Fecha Celebración:
04/02/2004

Fecha Publicación:
04/02/2004

Aviso a los accionistas:
CANJE DE TITULOS

EN CUMPLIMIENTO DE LOS ACUERDOS ADOPTADOS EN LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE HYLSAMEX, S.A. DE C.V., CELEBRADA EL DÍA 4 DE FEBRERO DEL PRESENTE AÑO, SE INFORMA A LOS ACCIONISTAS DE ESTA SOCIEDAD, ASÍ COMO A LAS INSTITUCIONES DEPOSITARIAS DE VALORES, QUE A PARTIR DEL DÍA 27 DE FEBRERO DE 2004, SE PROCEDERÁ A CANJEAR LOS ACTUALES TÍTULOS DEFINITIVOS, EMISIÓN "JULIO DE 2002", REPRESENTATIVOS DE ACCIONES SERIE "B" DE LA SOCIEDAD, POR NUEVOS TÍTULOS DEFINITIVOS, EMISIÓN "FEBRERO DE 2004", REPRESENTATIVOS DE ACCIONES DE LA SERIE "B", CON CUPONES ADHERIDOS DEL NÚMERO 1 (UNO) EN ADELANTE, A RAZÓN DE UNA NUEVA ACCIÓN POR CADA UNA DE LAS ACCIONES DE LA EMISIÓN ANTERIOR.

POR LO QUE RESPECTA A LOS TÍTULOS DEFINITIVOS DEPOSITADOS EN LA S.D. INDEVAL, S.A. DE C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, EL CANJE CITADO SE EFECTUARÁ POR CONDUCTO DE ESA INSTITUCIÓN; EN EL CASO DE AQUELLOS ACCIONISTAS TENEDORES EN FORMA FÍSICA DE TÍTULOS DEFINITIVOS, EMISIÓN "JULIO DE 2002", ÉSTOS PODRÁN ACUDIR PERSONALMENTE O MEDIANTE APODERADO DEBIDAMENTE DESIGNADO, A PARTIR DEL DÍA 27 DE FEBRERO DEL PRESENTE AÑO A LAS OFICINAS DE LA SOCIEDAD, UBICADAS EN AVE. GÓMEZ MORÍN NO. 1111 SUR, COLONIA CARRIZALEJO, SAN PEDRO GARZA GARCÍA, NUEVO LEÓN, EN DÍAS Y HORAS HÁBILES A REALIZAR EL CANJE DE LOS NUEVOS TÍTULOS DEFINITIVOS CONTRA LA ENTREGA DE LOS TÍTULOS ACTUALMENTE EN CIRCULACIÓN; EN LA INTELIGENCIA DE QUE EN ESTE ÚLTIMO CASO, LOS ACCIONISTAS DEBERÁN PROPORCIONAR A LA SOCIEDAD COPIA DE SU CÉDULA DE IDENTIFICACIÓN FISCAL EXPEDIDA POR LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO.

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: DERECHOS.ens

Longitud del sobre: 4749 bytes.

Fecha de recepcion: Feb 20 2004 7:54:57:616AM.

Folio de recepcion: 42516.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
derechos.bmv	1	Aviso de derechos

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Hylsamex, S.A. de C.V.
File No. 82-4252


HYLSAMEX
04 MAR -9 AM 7:21

EVENTO RELEVANTE

Febrero 24, 2004

Hylsamex S.A. de C.V. informa a sus accionistas y al público inversionista que los Certificados de Participación Ordinarios no Amortizables, denominados "HYLSAMX CPO", quedarán inscritos en la Bolsa Mexicana de Valores, S.A. de C.V., el día 25 de febrero de 2004.

NAFIN, emitirá los "HYLSAMX CPO", a razón de 1 (un) "HYLSAMX CPO" por 1 (una) acción "HYLSAMX B". NAFIN en su carácter de fiduciaria en el fideicomiso emisor de los "HYLSAMX CPO", podrá recibir del resto de los accionistas de Hylsamex, S.A. DE C.V., diferentes a ALFA, S.A. de C.V., sus acciones "HYLSAMX B", para intercambiarlos por CPOs en la misma proporción, bajo la base de que: (i) las Acciones Hylsamex aportadas formarán parte de la Caución Bursátil (según dicho términos se describe e identifica en el Folleto Informativo Definitivo); y (ii) una vez canjeadas no podrán solicitar su devolución, sino hasta que se cancele la totalidad de la emisión de CPOs; para tales efectos, NAFIN emitirá un número de CPO's igual al de las acciones Hylsamex en circulación, para su distribución entre los accionistas de ALFA, S.A. de C.V. , conforme a los términos de la Reestructura Corporativa Relevante y, en su caso, respecto de aquellos accionistas de Hylsamex, S.A. de C.V., distintos de ALFA, que deseen intercambiar sus acciones"HYLSAMX B", por "HYLSAMX CPO".

Por último, se informa al público inversionista que el Folleto Informativo definitivo, descriptivo de los "HYLSAMX CPO", se encuentra a su disposición en las páginas electrónicas de la Bolsa Mexicana de Valores, S.A. de C.V. www.bmv.com.mx así como en la de Hylsamex, S.A. de C.V., www.hylsamex.com.mx.







Eventos Relevantes de HYLSAMEX, S.A. DE C.V.


Haz click
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anunciate
aquí...
5500

Fecha de Recepción en BMV: 2004-02-24 16:39:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
24/2/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
Febrero 24, 2004

Hylsamex S.A. de C.V. informa a sus accionistas y al público inversionista que los Certificados de Participación Ordinarios no Amortizables, denominados "HYLSAMX CPO", quedarán inscritos en la Bolsa Mexicana de Valores, S.A. de C.V., el día 25 de febrero de 2004.

NAFIN, emitirá los "HYLSAMX CPO", a razón de 1 (un) "HYLSAMX CPO" por 1 (una) acción "HYLSAMX B". NAFIN en su carácter de fiduciaria en el fideicomiso emisor de los "HYLSAMX CPO", podrá recibir del resto de los accionistas de Hylsamex, S.A. DE C.V., diferentes a ALFA, S.A. de C.V., sus acciones "HYLSAMX B", para intercambiarlos por CPOs en la misma proporción, bajo la base de que: (i) las Acciones Hylsamex aportadas formarán parte de la Caución Bursátil (según dicho términos se describe e identifica en el Folleto Informativo Definitivo); y (ii) una vez canjeadas no podrán solicitar su devolución, sino hasta que se cancele la totalidad de la emisión de CPOs; para tales efectos, NAFIN emitirá un número de CPO's igual al de las acciones Hylsamex en circulación, para su distribución entre los accionistas de ALFA, S.A. de C.V. , conforme a los términos de la Reestructura Corporativa Relevante y, en su caso, respecto de aquellos accionistas de Hylsamex, S.A. de C.V., distintos de ALFA, que deseen intercambiar sus acciones"HYLSAMX B", por "HYLSAMX CPO".

Por último, se informa al público inversionista que el Folleto Informativo definitivo, descriptivo de los "HYLSAMX CPO", se encuentra a su disposición en las páginas electrónicas de la Bolsa Mexicana de Valores, S.A. de C.V. www.bmv.com.mx así como en la de Hylsamex, S.A. de C.V., www.hylsamex.com.mx.

Mercado Exterior:

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 4385 bytes.

Fecha de recepcion: Feb 24 2004 4:39:54:443PM.

Folio de recepcion: 42816.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX

File No. 82-4252

January 23, 2004



04 JAN 28 AM 7:21

Mary Cascio
Special Counsel
U.S. Securities and Exchange Commission
Room 3012
450 Fifth Street, NW
Washington, DC 20549 U.S.A.

Subject: Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Mary:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by sending an e-mail to idelagarza@hylsamex.com.mx and odiaz@hylsamex.com.mx .

Yours truly,

HYLSAMEX, S.A. de C.V.

By: Ismael De La Garza

Encl.

Hylsamex, S.A. de C.V.
File No. 82-4252


2002
HYLSAMEX
ANNUAL REPORT

Contents

Financial Highlights 2

Letter to the Shareholders 4

Corporate Review 7

Management´s Discussion and Analysis of Results 12

Independent Auditors Report to Consolidated Financial Statements 26

Ejecutive Team — Board of Directors 45

Contacts 46

Financial Highlights HYLSAMEX, S.A. de C.V. and Subsidiaries

	2002	2001	%Var.
Sales (thousand of tons.)	2,778	2,344	19
Revenue per ton (US$)	488	517	(6)
Cost (1) per ton (US$)	421	450	6
EBITDA (2) (US$ million)	197	155	27
Income Statement (Ps million)			
Net Sales	13,481	12,181	11
EBITDA	1,968	1,557	26
Depreciation and amortization	1,240	1,277	(3)
Operating income	728	281	159
Majority net income	(731)	(2,671)	N/A
Net income per share (Ps.)	(1.444)	(10.959)	N/A
Balance Sheet (Ps million)			
Total assets	28,535	27,685	3
Total liabilities	17,784	18,929	(6)
Consolidated stockholders' equity	10,751	8,756	23
Book value per share (Ps)	17.731	27.901	(36)

Note: In the editorial section of this annual report, monetary figures are expressed in pesos (Ps.) as of December 31, 2002 or dollars (US$), unless otherwise specified. Comparisons are in real terms, that is, discounting the effects of inflation. Volume figures are in metric tons.

(1) Cost of goods sold before depreciation and amortization plus operating expenses.

(2) Operating income before depreciation and amortization.

Main Indicators



Value Added Products
(% of Total Revenue)
66
64
62
60
58
56
54
52
50
'98 '99 '00 '01 '02
Sales
(Thousand Tons)
3,000
2,500
2,000
1,500
1,000
500
0
'98 '99 '00 '01 '02
EBITDA
(Thousand Dollars)
350
300
250
200
150
100
50
0
'98 '99 '00 '01 '02



EBITDA per Ton
(US$ per ton)
120
100
80
60
40
20
0
'98 '99 '00 '01 '02



Exports
(Thousand Tons)
700
600
500
400
300
200
100
0
'98 '99 '00 '01 '02

Financial Summary Hylsamex, S. A. de C.V. and Subsidiaries (Ps. millions)

	2002	2001	2000	1999	1998
Total assets	28,535	27,685	32,634	33,923	38,616
Net working capital	2,789	1,952	2,904	3,953	3,882
Total liabilities	17,784	18,929	20,363	18,922	22,302
Total stockholders' equity	10,751	8,756	12,270	15,001	16,314
Net sales	13,481	12,181	15,669	16,415	16,912
Consolidated net income	(898)	(2,683)	183	860	83
Majority net income	(731)	(2,671)	176	821	51
Minority net income	(167)	(12)	7	39	31
Outstanding shares (millions)	506.340	243.756	243.756	243.756	243.756
Employees	7,207	6,966	7,421	7,691	8,357
Interest coverage	1.82	1.07	1.73	2.06	2.18
Financial leverage	1.65	2.16	1.66	1.26	1.37
Long-term liabilities / Property, plant and equipment	0.77	0.61	0.69	0.59	0.60
Long-term liabilities / Capitalization	0.58	0.58	0.55	0.48	0.49
Current ratio	2.18	0.68	1.22	1.33	1.07
Earnings per share (Ps)	(1.444)	(10.959)	0.722	3.367	0.211
Book value per share (Ps)	17.731	27.901	41.969	53.495	59.942

To Our Shareholders


Hylsamex improved its operating and financial results in 2002. The marked improvement versus the previous year resulted from a more favorable economic environment that led to a rebound of both demand and international steel prices. In addition, management's efforts on productivity and competitiveness resulted in a notable reduction in costs for the year.

During mid-2002, Hylsamex successfully concluded the debt refinancing processes at its subsidiaries Hylsa and Galvak. As a result of this, Hylsamex regained financial flexibility and was able to concentrate once again on its business strategy and a more promising future.

We must recognize the talent and dedication of our personnel and their contribution to Hylsamex.

Steel Market

In 2002, the steel industry worldwide improved markedly over 2001, aided by a rebound in the price of steel products. Other factors contributing to this improvement were an increase in demand —supported by a modest economic growth—, an improvement in the supply/demand balance and legal measures implemented by several countries against unfair trade practices.

The Mexican steel industry benefited from the more favorable environment in 2002. Starting in the second half of the year, steel prices in Mexico rebounded following the trend in international prices, and at the same time, export markets became increasingly attractive. A 6% growth in domestic demand resulted in a similar increase in liquid steel production and a 4% rise in finished products.

This past September, the Mexican government extended for an additional year the tariff increase it had imposed on several steel products. The measure translated into decreased amounts of steel products being brought from countries with which Mexico has no free trade agreements. Nevertheless, the volume of imports remained high, accounting for 28% of total domestic steel consumption in 2002 as compared to 27% in 2001.

Operating Performance

Hylsamex's total sales volume amounted to 2.8 million tons in 2002, recording a 19% year-over-year increase. Domestic shipments rose 9% from 2001, to 2.2 million tons. Exports for the year grew a solid 80%, to 582 thousand tons, as compared to 323 thousand tons sold in 2001. The ratio of export sales-to-total shipments reached 21% for the year, and the associated export revenue amounted to US$284 million.

On the cost side, all Hylsamex subsidiaries were required to seek further permanent cost reductions. Altogether, Hylsamex was able to reduce variable costs per ton by 11%, notwithstanding that the cost of some variable inputs required for the production of steel showed increases during the year.

Major efficiencies were also accomplished in working capital management. Improvements were registered mainly in accounts payable, suppliers and inventories, with a 22-day average reduction.

Also, Galvak was awared the 2002 National Quality Award, presented by President Vicente Fox Quesada. This constitutes a testimony to the perseverance and continuous improvement efforts of our personnel.

HYL —Hylsamex's Technology Division— and Ferrostaal AG, its German partner, successfully concluded a cutting-edge design project for direct reduction mini-plants, configured specifically for use in the minimill type of facilities. These plants use state-of-the-art technology and are modular units with an installed capacity ranging from 300 to 450 thousand tons per year. Due to the modular design, each unit requires a significantly smaller investment than traditional reduction plants.

Financial Performance

It is worth noting that the improvement in Hylsamex's financial results for the year 2002 was due to both, a more favorable steel industry environment and to management's intensified efforts with respect to productivity and competitiveness.

To Our Shareholders

Following the increase in sales volume and the recovery in prices registered throughout the year, Hylsamex's revenues grew 11%, to 13,481 million; operating profit reached 728 million, increasing a relevant 159%, while cash flow generation, measured as EBITDA, totaled 1,968 million, rising 26% over last year figures.

Capital expenditures in 2002 were aimed primarily at maintaining facilities and equipment in optimal condition, as well as at increasing the production capacity at Galvak. These investments amounted to US$21 million for the year.

One of Hylsamex's most notable accomplishments in 2002 was the completion of an agreement with creditors to restructure the debt of its subsidiary Hylsa. As a result, Hylsa's net debt was reduced by 38% and principal maturities were extended, thus enabling the Company to regain some financial flexibility. Galvak, on the other hand, was granted US$150 million in new, long-term financing, which allowed it to refinance its debt and provided the funds required for its expansion program. Overall, Hylsamex's consolidated debt was reduced by 21% and its equity rose by US$263 million.

The refinancing agreement led to a marked improvement in the Company's financial structure. The interest coverage ratio improved from 1.1x prior to the restructuring, to 1.8x as of December 2002, and net debt-to-LTM EBITDA ratio from 8.5x to 5.5x.

Strategy

Aside from the major efforts carried out in cost savings, productivity and quality improvements, Hylsamex initiated other measures during the year aimed at maintaining its competitive position and commercial leadership.

In the face of increased steel scrap costs resulting from improved demand and rising steel prices, the Company increased the consumption of direct reduced iron in its metallic charge, from 44% in 2001 to 57% in 2002.

Regarding natural gas, Hylsamex continued with its fixed price contract with Pemex, which will remain in effect until December 2003, and its financial derivates program, which yielded US$2.5 million in savings throughout the year.

On the marketing front, the Company continued focusing on selling higher value-added products. The revenue mix for 2002 included 65% of these products as compared to 63% in the prior year, with sales of ultra-thin hot rolled, cold rolled and coated products showing the most improvement.

Siderúrgica del Orinoco (SIDOR), a non-consolidated Venezuelan steel producer, also registered a notable improvement in operating and financial results. Despite the adverse economic environment prevailing in its domestic market, Sidor obtained US$140 million of EBITDA in 2002, recording an increase of 149% from 2001.

However, Sidor's financial structure remains weak. The company is in negotiations with its bank creditors and entities controlled by the Venezuelan Government to restructure its debt obligations. As of the date of this report, there have been considerable advances made in this process; however, there is no definitive date for obtaining a final agreement.

Outlook

Forecasts for 2003 point to a year of higher economic growth, in which the global steel industry will consolidate the progress made so far. This scenario will allow Hylsamex to strengthen the Company's operations and more importantly, to grow cash flow. Nevertheless, some analysts believe that the uncertainties surrounding the global economic conditions, and their possible effects, both on Mexico and the United States, could impact some industries, including steel.

Regardless of the economic forecast, Hylsamex made a significant step forward last year through the restructuring agreement with Hylsa's creditors and the new financing at Galvak. This provides Hylsamex the required flexibility to search for a strategic partner and to push for the divestiture of non-core assets.

Management has already stated that investments over the next couple of years will be concentrated on the coating subsidiary Galvak, which is in the process of increasing installed capacity in all its product lines, providing Hylsamex with additional value-added volumes.

To Our Shareholders

The productivity and constant improvement programs will continue during 2003 and Hylsamex will continue to reaffirm its competitive position as one of the most efficient steel producers and the supplier of choice for its customers.

As in previous years, the Board of Directors acknowledges that the support and trust of its shareholders, clients and suppliers, as well as the financial community throughout the year are essential to successfully navigating in this challenging environment. You are all an important source of strength in our efforts to achieve Hylsamex's objectives.

February 7, 2003
San Nicolas de los Garza
Nuevo Leon, Mexico

Dionisio Garza Medina
Chairman of the Board

Alejandro M. Elizondo
Chief Executive Officer




Hylsa
Raw Materials

Hylsamex's mining operations registered a significant improvement in the year 2002. Las Encinas resumed operations of its pelletizing plant in January and the Cerro Náhuatl mine in March. The Aquila mine devoted itself to lump ore and magnetic ore extraction.

The Consorcio Minero Benito Juárez - Peña Colorada operated at capacity year-round.

Various reengineering projects allowed for substantial productivity gains.



Leading indicators

- Pellet production: 3.1 million tons, up 85% from 2001.
- Exports of concentrated iron: 57 thousand tons, valued at US$ 1.3 million.
- Domestic lump ore sales: 25 thousand tons.


Mining Pellet Production
(Million Tons)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
'98
'99
'00
'01
'02


HYL
TECHNOLOGY FROM HYLSAMEX

In the year 2002, HYL's activities focused on strategic projects directed at promoting efficiency and competitiveness within Hylsamex's productive units.

The Hylsa Flat Product Division there were savings for US$ 3 million in a project aimed at reducing the natural gas and water consumptions; another project was directed at generating the hydrogen required for its annealing processes. In Galvacer, there is a project aimed at reducing galvanizing and painting process costs.

The Division diversified its technical assistance services to steel companies in 9 countries. Its SAP-based preventive maintenance has already been installed in companies in Mexico, US and Chile. Additionally, it teamed with Italy's Danieli in galvanizing plant training and with Japan's Kawasaki in electricity facilities commissioning.




Technical Assistance Services
(Weeks per man, accumulated)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0.0
'98
'99
'00
'01
'02

Other HYL® research

- Decrease in natural gas consumption on a per ton basis.
- Partial substitution of natural gas with less expensive and more available solid and liquid fuels.
- Production of a pig iron-like liquid metal which increases productivity and reduces operation costs, upon loaded.

The Flat Products Division posted satisfactory results in 2002, despite operating in a climate of low economic growth.



Flat Products Division

Total sales volume surpassed the 1.6 million ton mark, up 16% from 2001. Most of the shipments —1.4 million tons worth— were destined to the domestic market.

Exports shipments grew to 351 thousand tons in 2002, two times the level of 2001, accounting for 22% of total sales.

Sales of value-added products reached 624 thousand tons, 39% of total sales.



Relevant facts

- Peak productivity levels were reached: 2.7 man hours per ton.
- QS-9000 certification was maintained after a June audit.
- A US$ 7.6 million investment was made to upgrade control systems in the 3M5 DRI plant and in the Continuous Casting Flat Products Mill, to execute operative improvements in the cold rolling mills, and in equipment maintenance.


Flat Products Division Sales
(Thousand Tons)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
'98 '99 '00 '01 '02



Bar and Rod Division

Despite the construction industry's dimmed dynamics and the downward trend in non-flat product prices, Hylsamex's Bar and Rod Division achieved improved results in 2002.

With the RSM finishing mill normalizing operations in July, the Puebla Plant enhanced its productivity and consolidated itself as a producer of value-added products, particularly of specialty wire rod for the automotive and fastener industries.

With respect to quality control, the Division obtained the QS-9000 certification on December. On the environmental front, an audit for the Clean Industry accreditation was succesfully conducted. The certification will be received in 2003.




Bar and Rod Division Sales
(Thousand Tons)
1,200
1,000
800
600
400
200
0
'98 '99 '00 '01 '02

Leading indicators

- Production: 907 thousand tons; up 18% from 2001.
- Sales: 979 thousand tons; up 27% from 2001.
- Exports: 2.1 times the level of the previous year.

By virtue of Galvacer's successful 2002 performance, Hylsamex continued to expand its presence in the processed steel market.


GALVACER
HYLSAMEX PROCESSED STEEL

Its total sales were 716 thousand tons of high value-added products, up 7% from 2001. Of these, over 193 thousand tons were destined to the export market, a 32% growth for the year.

Revenue amounted to US$ 522 million, accounting for 38% of Hylsamex's total revenue.



Galvacer's organization
• This business unit encompasses Galvak and its subsidiaries Galvacer Chile, Galvacer Costa Rica, Galvacer America and Ferropcion, as well as Hylsa Tubular Product Division.




GALVAK
GALVACER IN COATED STEEL PRODUCTS


DE CALIDAD
2•0•0•2

In 2002, Galvak strengthened its leadership in the coated steel market through superior results. It set an all-time sales record and diversified its markets. Total sales rose 8%, while exports grew 31%.

This performance prompted a 34% growth in operating income with respect to the year 2001, which was particularly difficult.

Galvak launched new products aimed at the construction and automobile industries; also, incorporated a good number of customers to its Internet-based KanBan system and other IT systems, aimed at optimizing Galvak product inventory in the customer's warehouse.

It also opened a marketing office in Costa Rica and consolidated its operations in Chile and Canada.


Galvak Sales
(Thousand Tons)
600
500
400
300
200
100
0
'98
'99
'00
'01
'02

Galvak's awards
• 2002 National Quality Award. • First place in the National Teamwork Contest. • First company in Nuevo Leon State to obtain White Flag Certification, for health prevention. • Clean Industry Certification Renewal. • ISO-9000 Certification for Galvamet.

This Division had a satisfactory performance in 2002, posting a record sales volume. In addition, it reoriented its marketing strategy toward higher value-added products, and achieved a stunning 33% growth in exports.


HYLSADAT
GALVACER IN TUBULAR STEEL PRODUCTS

In order to increase operating efficiency, the Division installed a new automatic packaging line, as well as major modifications in the galvanizing and varnishing areas and in the reducing mill in order to produce oil pipe in diameters of up to 6 inches.



Relevant facts

- Marketing activities was restructured based on market segments.
- Electronic systems were implemented to expedite input purchase and product sale processes.
- Six Sigma, the quality and productivity methodology, was pursued prompting the participation of the majority of the personnel.

Tubular Products Division Sales
(Thousand Tons)

250
200
150
100
50
0
'98 '99 '00 '01 '02


HYLSAMEX · WORTHINGTON STEEL

Despite a low economic growth climate and increased competition, Acerex, Hylsamex's flat steel processing center, once more posted favorable financial results.

Although the company registered a 3% decline in total sales volume, it increased 61% its direct shipments to the domestic market and 36% its exports.

Consequently, while its tolling service operations represented 61% of total volume, direct sales now account for 39%, against 24% in 2001.

Revenue rose 34%, while operating profit grew 37%.


Acerex Sales
(Thousand Tons)
400
350
300
250
200
150
100
50
0
'98 '99 '00 '01 '02

Competitive edge

- Acerex remains at the cutting-edge among Mexican flat steel processors, thanks to the technical and marketing collaboration of its partner Worthington Industries, a U.S. industry leader.


WORTHINGTON
INDUSTRIES


SIDOR

Siderúrgica del Orinoco (SIDOR), a non-consolidated Venezuelan steel company, posted a significant improvement in its commercial and financial results, thanks to an increase in exports.

The company's operations were hampered by labor strikes and the difficult social climate in Venezuela, which limited the availability of some raw materials, such as natural gas.

Total sales amounted to 3.3 million tons, up 12% from last year's figures. This can be traced to its exports —2.4 million tons— that registered a 37% growth; they accounted for 72% of total sales, up sharply from 59% in 2001.



Domestic market shipments, limited by the economic crisis prevailing in Venezuela, fell 24% to a total of 905 thousand tons.

Main indicators
• Average prices rose 1%. • Income grew 11%. • Cash flow increased 149%.

Overview

The following report should be read in conjunction with the Letter to the Shareholders, the Corporate Review, Audited Financial Statements, and the Supplementary Information. The information is submitted in pesos (Ps) as of December 2002. Some figures are expressed in millions of nominal dollars (US$) or in metric tons.

Hylsamex worked hard to improve its operating and financial results during 2002. While there were improvements in the spot price of selected steel products, as well as a better demand environment, the markets were no less challenging than in the previous year. Demand did improve but the cost of some variable inputs required for steel production increased as well. Competition remains intense, as imported steel products continue to represent a significant amount of the domestic demand. In response, management concentrated on identifying additional ways to reduce costs and make the Company more competitive. Overall, Hylsamex's achievements throughout the year were satisfactory, but clearly not enough. Nevertheless, the degree of increase in volumes, revenues and cash flow achieved in an environment of modest growth demonstrate the latent potential of Hylsamex.


Key Operating Variables
900
750
600
450
300
150
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
1998 1999 2000 2001 2002
Tons ('000)
Revenue per ton (US$)
Cash cost per ton (US$)

In 2002, the steel industry worldwide improved measurably over 2001, aided by a rebound in the price of steel products around the globe. Despite the improvement this past year, average global prices remain well below 2000 levels. Governments around the world reacted to 2001's debilitating market environment through greater intervention. Most notably, import quotas were tightened and unfair trade practices were rigorously investigated. Hylsamex indirectly benefited from these moves as it permitted a more normalized level of pricing to return to the Company's core markets. Further improving the demand/supply equation was the continued rationalization of capacity in some regions of the world. The pace of plant closures and acquisitions increased last year around the globe. While some of the capacity currently in bankruptcy or reorganization may come back on-line, a portion of it will not.

An important agreement was achieved mid-year which allowed Hylsamex to successfully conclude the refinancing of debt at its Hylsa and Galvak subsidiaries. The Company and its creditors reached an arrangement whereby Hylsamex's equity owners would contribute additional capital while the banks and bondholders agreed to extend the maturity date on debt they held. The process, while time consuming, was a necessary step for the Company to recover financial flexibility.

Highlights of the restructuring are a 21% reduction in Hylsamex's consolidated debt and a 38% reduction in Hylsa's standalone debt. In addition, Galvak obtained new credit facilities totaling US$150 million; which in part were used to refinance US$110 million of preexisting debt, with the remainder used to fund its capacity expansion program. All-in-all, Hylsamex's financial condition improved substantially in 2002: net debt to LTM EBITDA ratio improved from 8.5x in 2001 to 5.5x in 2002, and interest coverage ratio from 1.6x to 2.6x as of December 2002. At the same time, the weighted average life of debt improved from 2.5 years in 2001 to 4.7 years in 2002.


Net Debt
(US$ million)
EBITDA LTM
(US$ million)
1,600
1,200
800
400
400
300
200
100
98 99 00 01 02


Leverage
(Times)
Int. Coverage
(Times)
12
8
4
3
2
1
98 99 00 01 02

☐ LTM EBITDA / LTM Interest, net

▣ LTM EBITDA / Interest, net after the restructuring

Steel Market

According to official data from Cámara Nacional del Acero ("CANACERO"), domestic steel consumption of flat products —hot and cold rolled steel relevant for Hylsamex— showed a significant recovery during the first seven months of 2002, reaching by August a level unseen in the past three years as a result of an improvement in demand. The Mexican economy in general showed some dynamism during the year and contributed to the demand improvement. Accordingly, domestic producers were able to increase production; and Hylsamex registered sequential rises in 1Q02 through 3Q02. Nevertheless, during the final four months of 2002, steel demand in Mexico softened from the double-digit growth rates, so that flat products finished the year up 8% and long products 9% above the previous year.

Flat Products* Market in Mexico
(Millions of metric tons per year)


6.0
5.0
4.0
3.0
2.0
1.0
1997 1998 1999 2000 2001 2002
Imports
Production
Demand

* Hot and cold rolled steel

The imports of steel products into Mexico have continued to rise (note the increasing trend in the graph above), accounting for 24% of domestic flat products consumption, as compared to 22% in 2001. The increase in import tariffs that the announced by Mexican Ministry of Economy in September 2001 —from an average rate of 13% for commodity products and 18% for coated products, to 25% across the board— was further increased to 35% for the period April 2002 — August 2002. This helped to limit the level of steel products imports done under dumping conditions. Even though on September 2002 the tariff level was again to be reduced to 25%, the Ministry of Economy granted a one year extension of the extraordinary import duties, lasting until September 2003. It is worth noting that the import mix has become healthier, as the ratio of imports from countries with which Mexico has Free Trade Agreements versus those with which it does not has gone from 51%/49% in 2001 to 73%/27% over the same period of 2002.

Sales Volume

Hylsamex sold 2,777,400 tons of steel products during the twelve months of 2002, recording a 19% increase over the 2,343,500 tons sold in 2001. Shipments of flat products —comprised of hot and cold rolled band, tubular and coated products— were up 15% or 229 thousand tons in the year while the sale of long products increased 27% or 205 thousand tons in the year.

The increase in flat product volume was made possible by a management decision to increase the utilization rate of Mill #1 in Hylsa's Flat Products Division —ingot casting mill—, which contributed approximately 180 thousand additional tons of shipments in 2002. With some of its former ingot production shifted to Mill #1, the production mix of Mill #2 —continuous casting mill— was reorganized to produce greater quantities of ultra-thin hot band. This product has historically been sold at a price premium over commodity hot rolled band. Given the fact that the product has strong demand from some international customers and that Hylsamex is one of the few companies capable of production, management decided that producing and exporting ultra-thin hot band was a more profitable business than selling commodity products in some segments of the domestic market.

Total domestic sales volume for the year amounted to 2,195,600 tons, an increase of 9% from the 2,020,200 tons sold in full year 2001. The increase this year was due to higher sales of long products, mainly billet and wire rod. Shipments of flat products remained at levels similar to the prior year.

Hylsamex *recorded the highest level of export sales in the past 6 years. Total export shipments amounted to* 581,800 tons, increasing a solid 80% from the 323,300 tons exported in 2001. The majority of the increase was due to additional shipments of value-added steel products from Hylsa's Flat Products Division, including ultra-thin hot band. The export ratio reached 20.9% compared to the 13.8% recorded last year.

Sales Volume
('000 Metric Tons)

	1998	1999	2000	2001	2002
Domestic Market	2,349	2,476	2,287	2,020	2,195
Export Market	248	373	435	324	582
Total Shipments	**2,597**	**2,849**	**2,722**	**2,344**	**2,777**

Sales Revenue

In the twelve months ended December 2002, Hylsamex's revenue amounted to Ps.13,481 million (US$1,356 million), compared to the Ps.12,181 million (US$1,211 million) obtained last year, recording increases of 11% in pesos and 12% in dollar terms. Revenue per ton in dollars of US$488, was 5% lower than the US$517/ton registered in 2001. Revenue per ton this past year consisted of the weighted average selling prices of US$445/ton plus a US$43/ton contribution from other steel-related revenues. Bear in mind that revenue per ton figures are heavily influenced by the product mix.

With respect to average prices, Hylsamex experienced decreases in both the domestic and export markets. Domestic prices showed an average decline of 4%, which can mostly be attributed to lower selling prices, especially rebar, as well as a higher share of commodity long products in the sales mix due to the rise in total shipments. In contrast, the rest of Hylsamex's domestic product lines exhibited significant price increases ranging from 2% in certain cold rolled and tubular products, to 9% in commodity-type hot rolled band. Regarding average export prices, a drop of 5% was recorded entirely due to a change in mix, as Hylsamex exported additional quantities of commodity-type flat products this year. Export prices for particular products improved with an average of 2% in tubular products, 8% in coated products and 18% in certain flat steel.

Export revenues for the year amounted to US$284 million, 67% above the US$170 million recorded in 2001 on account of the increase in export shipments. Value-added export revenue in 2002 represented 78% of total revenue, lower than the 86% obtained during last year.

Other steel-related revenues amounted to US$43/ton in 2002, decreasing 22% from the US$56/ton recorded last year. The decline in this line item was due to an 8% or US$11 million absolute drop related to the HYL® Technology Division and to a decreased activity level at the Company's electricity generation plant. The 8% decrease combined with a higher total tonnage over which the revenue is spread resulted in the lower per ton figure.

The revenue mix for 2002 included 65% of value-added products, as compared to 63% obtained in full year 2001. An increase of 77,200 tons or 12% was recorded in the sale of value-added flat products —including ultra-thin hot band, cold rolled, tubular and coated products—.and of 16,100 tons or 35% in long products —comprising high carbon wire rods and bars—. In addition, Hylsamex recorded a large increase in value-added revenues from its service center Acerex.

Sales Revenue
(Ps. Million)

	1998	1999	2000	2001	2002
Domestic Market	12,834	13,039	13,199	10,472	10,639
Export Market	1,303	1,525	2,470	1,709	2,842
Total Revenue	**14,137**	**14,564**	**15,669**	**12,181**	**13,481**
Revenue per ton					
Ps./ton	6,513	5,763	5,756	5,198	4,854
US$/ton	487	482	529	517	488
Average Selling Prices	**444**	**443**	**475**	**461**	**445**
Domestic Market	438	444	480	460	440
Export Market	471	452	467	488	466

Costs and Expenses

COGS Analysis

	1998	1999	2000	2001	2002
Total COGS					
Ps.	13,080	12,852	13,084	10,803	11,605
US$	978	1,076	1,203	1,073	1,169
COGS per ton					
Ps.	5,037	4,512	4,806	4,610	4,179
US$	377	378	442	458	421
Gross Margin	22.66%	21.71%	16.50%	11.32%	13.91%

Cost of Goods Sold

During the twelve months ended December 2002, cost of goods sold amounted to Ps.11,605 million (US$1,169 million), up 7% from the Ps.10,803 million (US$1,073 million) obtained during 2001. The increase in costs was primarily related to the growth in shipments. However, on a per ton basis, COGS in 2002 amounted to US$421, decreasing 8% from the average US$458/ton recorded in 2001 —this number would have been US$468/ton without considering the proceeds from the unwinding of a natural gas hedge in 3Q01 applied as an extraordinary cost reduction item, which contributed to an overall cost decrease of US$10/ton in full year 2001.

- **US$31/ton reduction in variable costs.** This decline resulted from (i) the fact that the Company sold 19% more product, including additional commodity products at lower variable costs, and (ii) the different cost cutting efforts carried out throughout the year, that become more evident considering that year-over-year, average natural gas prices increased 5% and the cost of the metallic charge was 4% higher. The behavior of the main variable inputs required in the production of steel in 2002 is detailed below:

Price of Main Variable Inputs

Energy Inputs



7.0
6.0
5.0
4.0
3.0
2.0
1.0
Price Disruption
98 99 00 01 02



Pemex contract





Natural Gas @ Hylsamex (US$/MMBTu)
Natural Gas @ South Texas (US$/MMBTu)

Metallic Inputs



180
160
140
120
100
80
Start of 4M DRI plant
Freight and mix
98 99 00 01 02

Average Cost of Metallic Charge (US$/Ton)

Heavy Melting #1 Scrap in USA* (US$/Ton)

Energy Input

- **Natural gas.** The South Texas reference price for gas declined 25% on a yearly basis due to the extremely high prices observed during the first quarter of 2001. The price that Hylsamex paid during the year was 5% above 2001 as a result of the fixed price contract with PEMEX, which prevented a further decline in prices. Nevertheless, this contract also protects the company from disruptions in the natural gas price, as experienced in early 2001, by establishing an upper limit at US$4.0/MMBtu. Other hedging strategies the Company pursued during the year as a way to assure natural gas requirements at Spot prices yielded additional savings of US$2.5 million. The US$3.52/MMBtu price that Hylsamex paid, on average, during 2002 was comprised of:

  - The fixed price contract with PEMEX for the requirements of the "4M" DRI plant and other peripheral equipment. This contract is set at a fixed price of US$4.0/MMBtu and will be in effect until December 2003. Approximately 47% of the Company's gas requirements were tied to this contract in 2002.
  - Spot price for the consumption of the DRI facilities not included in the Pemex contract. The Company had additional coverage for the period September-December 2002, complementing the PEMEX contract, thus fully hedging the natural gas consumption.

- **Electricity.** The cost of electricity, in dollars, was only 1% above the previous year. The slight increase was related to the 41% of the tariff that is linked to fossil fuel prices.

Metallic Inputs

The weighted average cost of Hylsamex's metallic charge in 2002 was US$129/ton, increasing 4% from the previous year. The cost of producing DRI remained similar to 2001 despite the increase in natural gas prices. As compared to steel scrap prices, DRI has been less volatile, limiting the increase in the cost of the metallic charge. In addition, stable DRI costs increase Hylsamex's competitiveness compared to 100% scrap-based domestic producers. After falling in 1Q02 to its lowest level of the last four years, steel scrap prices rebounded, again following the trend set by international steel prices. The increases were on average 3% for domestic scrap and 11% for imported scrap over the whole year. Total scrap —whether domestic, imported or internally generated— content in the metallic charge amounted to 42% in 2002 as compared to 44% in 2001. For the year, DRI represented 57% of the metallic charge, as compared to 44% in the prior year. The use of other metallic inputs as pig iron and hot briquetted iron totaled 1% this year, compared to 12% utilized in 2001.

- **US$16/ton drop in fixed costs.** Fixed costs in the year dropped US$16/ton due to the more efficient spread across the increased shipments. On an absolute basis, there was an increase of US$30 million connected to the higher level of activity and the restart of one of the iron ore mines.

Operating Expenses

Operating expenses in 2002 amounted to Ps 1,148 million (US$116 million), increasing 5% from the Ps.1,097 million (US$109 million) registered in 2001. The increase in SG&A is fully attributed to the rise in sales volume and the associated increase freight and selling expenses. The operating expenses-to-sales ratio reached 8.5% in 2002, lower than the 9.0% registered in 2001.

Operating Income & Cash Flow

Operating Income and Cash Flow

	1998	1999	2000	2001	2002
Operating Income					
Ps. Million	2,591	2,249	1,402	281	728
US$ Million	193	188	128	29	72
Operating Income per ton (US$)	75	66	47	12	26
Margin	15.3%	13.7%	8.9%	2.3%	5.4%
EBITDA					
Ps. Million	3,957	3,543	2,764	1,157	1,968
US$ Million	296	295	253	155	197
EBITDA per ton (US$)	114	104	93	66	71
EBITDA Margin	23.4%	21.6%	17.6%	12.8%	14.6%

Operating Income
Hylsamex obtained operating income of Ps.728 million (US$72 million) during full year 2002, showing a solid 159% increase from the Ps.281 million (US$29 million) recorded in 2001. In the table above it is worth noting that both, operating income per ton and operating margin more than doubled from 2001 to 2002.

Cash Flow from Operations
For the period ended December 2002, accumulated cash flow from Hylsamex's operations, measured as EBITDA, was US$197 million (Ps.1,968 million), 27% above the US$155 million (Ps.1,557 million) obtained in full year 2001. As would be expected, operating cash flow in 2002 received a boost from the increased shipments. In addition, a positive marginal contribution per ton was recorded due to improvements in variable costs, notwithstanding the mixed behavior in steel prices —with flats steel improving and long products declining. As explained in the Costs and Expenses section, the increase in fixed costs in 2002 was due in part to the restart of Las Encinas mine and to the generally higher level of activity.

On a per ton basis, EBITDA in 2002 amounted to US$71, increasing 7% from the US$66 recorded in 2001. The increase would have been more relevant —23% or US$13/ton— without taking into consideration the proceeds from the gas hedge unwound during August 2001, which contributed with US$8 to the EBITDA per ton figure of 2001. EBITDA-to-sales margin totaled 14.6% in 2002, improving 180 bps from the 12.8% recorded in 2001.

Change in EBITDA from 2001 to 2002
(US$ million)



155
92
9
33
6
20
197
EBITDA 2001
Sales Volume
Marginal Contribution per Ton
Fixed Cost
SG&A
Gas Hedge*
EBITDA 2002

*Proceeds from unwinding a natural gas hedge in 3Q01, amounting to US$20 million

Comprehensive Financial Result

For the twelve months ended December 2002, Hylsamex registered a net financial cost of Ps1,603 million, (US$161 million), compared to a net cost of Ps.475 million (US$47 million) obtained in the previous year. The difference between 2002 and 2001 relates to the following:

- Slightly higher inflation rate in 2002 that increased the level of monetary gains.
- A decrease in LIBOR rates that, together with a reduction in outstanding indebtedness, reduced the financial burden in 2002.
- The peso valuation, which went from a 4.76% average appreciation in 2001 to a depreciation of 12.80% in 2002, causing relevant foreign exchange losses that could not be offset by monetary gains and a reduced financial burden.

Comprehensive Financial Result
(Ps million)

	1998	1999	2000	2001	2002
Financial products	194	145	195	101	109
Financial expenses	-2,008	-1,868	-1,791	-1,556	-1,188
Financial expenses, net	-1,814	-1,723	-1,596	-1,455	-1,079
Exchange gain (loss)	-3,048	414	-269	455	-1,154
Monetary gain	2,342	1,621	1,207	525	630
Total Financial Result	-2,520	312	-658	-475	-1,603
Capitalized financial result	313	-169	-1	-	-
Comprehensive Financial Result	**-2,207**	**143**	**-659**	**-475**	**-1,603**
Macroeconomic Variables					
Peso/US$ exchange rate	9.878	9.522	9.600	9.142	10.313
Peso depreciation	22.71%	-3.60%	0.81%	-4.76%	12.8%
Domestic Inflation	18.61%	12.32%	8.96%	4.40%	5.70%

Taxes and Profit Sharing

Taxes & Profit Sharing
(Ps million)

	1998	1999	2000	2001	2002
Income tax and Asset tax	-159	-196	-182	-1,174	-21
Deferred income tax	-	-	-69	-93	549
Total income tax	-159	-196	-251	-1,267	528
Profit sharing	-10	-34	-23	-20	-20
Total	-169	-230	-274	-1,287	508

In the full year 2002, Hylsamex accrued Ps.508 million as deferred income tax, compared to Ps.1,287 million accrued during the previous year. During December 2002, Hylsa's subsidiary Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V. recorded a provision for the write down 50% of the remaining tax loss carry forwards, as updated financial projections indicate low probability of recovering the tax loss carry forwards. Therefore, and in strict observance of Bulletin D-4 of Mexican GAAP, the deferred assets related to Peña Colorada were adjusted by Ps.106 million.

As of December 31, 2002, the Company had Ps.1,797 million of tax loss carryforwards, which will expire between 2003 and 2010. As of year-end, Hylsamex had accumulated Ps. 509 million in asset taxes paid, which can be credited against future income taxes payable in excess of the minimum asset tax. These accumulated asset taxes expire between 2003 and 2010.

Net Income Corresponding to Majority Interest

The consolidated net result for 2002 amounted to a loss of Ps.898 million (US$89 million), compared to a loss of Ps.2,683 million (US$273 million) posted during 2001. As detailed in the following table, charges related to the integral financing cost stemming from the sizable Peso depreciation over the year were responsible for Hylsamex posting a negative bottom line this year, as the operating income was sufficient to cover all other expenses, including the losses at unconsolidated subsidiaries.

Consolidated Net Income (Loss)
(Ps million)

	1998	1999	2000	2001	2002
Operating income	2,591	2,249	1,402	281	728
Integral financial result	-2,207	143	-659	-475	-1,603
Other expense and special items, net[1]	-26	-115	-68	-342	-437
Results from unconsolidated subsidiaries[2]	-106	-1,187	-216	-860	-94
Income tax, asset tax and profit sharing[3]	-169	-230	-274	-1,287	508
Consolidated Net Income	**83**	**860**	**184**	**-2,683**	**-898**
Net Income Corresponding to Majority Interest	**51**	**821**	**177**	**-2,672**	**-731**

1. Other income and special items, net, for the year are mainly explained through the following:

- As part of the process to outsource the "in house" generation of electricity, last November, an agreement concerning the liquidation of Planta Eléctrica Grupo Industrial, S.A. de C.V. "PEGI", was reached at a shareholders' meeting of this company. As a result, in December 2002, PEGI created a reserve for all remaining assets and inventories, amounting to Ps.218 million. Hylsamex had a 52% ownership stake.
- On December 2002, during a shareholders meeting, Posco, the majority shareholder of Posven, a hot briquetted iron producer located in Venezuela, informed the other shareholders of its decision to keep the facilities idle and to put the company up for sale. When combined with the adverse economic and political environment in Venezuela, Hylsamex decided to create a reserve for 50% of its investment, amounting to Ps.97 million (US$9 million). Hylsamex holds a 5% share of the equity in Posven.

2. Hylsamex's audited financial statements for 2001 included a qualification by the auditor regarding the timely availability of financial statements from Hylsamex's associated company Consorcio Siderúrgica Amazonia, Ltd (Amazonia), Sidor's controlling company.

Anticipating a likely charge to the income statement due to the deterioration of Sidor's assets during 2001, Hylsamex created a reserve in its financial statements as of 1Q02. During 3Q02, once Amazonia's and Sidor's financial statements were prepared, and once the financial restructuring of Hylsa and Hylsamex was closed, Hylsamex cancelled the reserve and recognized the actual write down of Sidor's assets.

As such, and due to the fact that the actual write down of the value in Sidor was recognized by Amazonia in its 2001 financial statements, Hylsamex's 2002 and 2001 financial statements are now prepared and presented as if the write down had been known and accounted for as of 4Q01, as established by domestic accounting standards.

In the Balance Sheet, this change only affected the item *"Investment in Associated Companies"*. In the Income Statement, two line items, *"Other Income and Special Items, Net"* and *"Equity in Income (Loss) of Associated Companies"* were affected. Note that both Income Statement adjustments occurred below the *"Operating income"* and *"Integral financing cost"* items, and have no impact on previously reported EBITDA figures.

Thus, quarterly financial statements from 4Q01 to 4Q02, as well as the consolidated financial statements for 2001 have been adjusted. The following table provides a comparison of the situation before and after (in million pesos):

	Equity in Income (loss) of Associated Company		Other Income and special items, net		Investment in Associated Company	
	Original	Adjusted	Original	Adjusted	Original	Adjusted
4Q01	-261	-639	-96	-96	1,028	651
1Q02	-533	-126	-444	-36	488	527
2Q02	166	166	-31	-31	593	636
3Q02	-8	-11	306	-102	606	606
4Q02	-123	-123	-268	-268	457	457
2001	-482	-860	-342	-342	1,028	651
2002	-498	-94	-437	-437	457	457

3. Income tax, asset tax and profit sharing during the year resulted in a deferred tax accrual due to (i) the Ps.1,312 million net loss in the year and (ii) a change in income tax. In accordance with the amendments to the Mexican Income Tax Law effective as from January 1, 2002, the corporate income tax rate was 35% for 2002. However, this rate will be reduced by 1% annually until reaching a 32% rate in the year 2005.

With respect to the amount recorded in 2001, recall that in accordance with the Company's restructuring program, Hylsa prepared a set of financial projections in 2001, which indicated a low probability of recovery for asset tax credits, mainly from Hylsa, and tax loss carry forwards from other Hylsa subsidiaries. Therefore, and in strict observance of Bulletin D-4 of Mexican GAAP, during 2001, Hylsamex adjusted the deferred tax provision consistent with these projections.

Capital Expenditures

Capital expenditures for 2002 amounted to Ps.213 million (US$21 million), as compared to the Ps.231 million (US$23 million) spent in 2001. The majority of the disbursements corresponded to deferred charges related to overburden removal at the mines. In an effort to devote free cash flow to servicing its financial obligations, Hylsa has reduced its capital expenditure budget to minimum levels, allowing for only normal replacement investments. The one area where Hylsamex management does intend to expand capacity is Galvak, spening US$5 million in late 2002 mainly for advances to capital equipment suppliers as it begins the new capex program. Recall that as part of Hylsa's restructuring program, Galvak obtained new credit facilities for US$150 million, out of which US$40 million was to be used to fund a capacity expansion program across all product lines that will be carried out over the next 18 months.

CAPEX
(US$ million)

	1998	1999	2000	2001	2002
Hylsa Flat Products Division	136	36	12	5	-3
Hylsa Bar & Rod Division	41	18	6	1	-
Hylsa Tubular Products Division	4	3	1	1	1
Hylsa Raw Materials Division	32	12	20	12	-
Acerex	3	5	1	-	17
HylsaBek	1	1	-	-	-
Galvak	27	7	6	7	7
Other	2	1	-3	-3	-1
Total CAPEX*	**246**	**83**	**43**	**23**	**21**

* Including deferred charges

Refinancing Process

On July 24, 2002, Hylsamex announced the completion of a refinancing agreement that it had signed with creditors on July 19,2002


Outstanding Debt
(US$ million)
Hylsamex
Hylsa
1,330
277
1,053*
1,197
451
746
Initial Debt
Reduction
Final Debt
Initial Debt
Reduction
Final Debt

*Net of cash reserves at Galvak

Summary of main terms and conditions

Debt reduction at Hylsa

A total of US$467 million of Hylsa's debt has been reduced through:

- Purchase of debt by Alfa at a discount, in the amount of US$160 million.
- Capitalization of intercompany loans with Alfa in the amount of US$82 million.
- Capitalization of US$7 million from one of Hylsa's banks.
- Assumption of US$186 million of Hylsa's debt by Hylsamex through Facility B.
- Application of cash reserves in the amount of US$32 million.

Facility A

US$318 million 7-year term loan, with a two-year grace on principal.

Borrower:	Hylsa, S.A. de C.V.
Final Maturity:	March 31, 2009
Interest Rate:	Three-month LIBOR plus 4.0% per annum, with a portion of the margin equal to 2.0% per annum through March 31, 2004 will be deferred and paid in 2009. From and after April 1, 2004, all interest will be paid in cash.

Facility B

US$202 million 8-year loan, with a four-year grace on principal (includes US$16 million of pre-existing debt at Hylsamex).

Borrower:	Hylsamex, S.A. de C.V.
Final Maturity:	March 31, 2010
Interest Rate:	Three-month LIBOR plus 4.0% per annum. Each interest payment through March 31, 2005 will be deferred and paid in 2010. From and after April 1, 2005, all interest will be paid in cash.

Eurobonds

US$161 million in principal amount of Hylsa's 9¼% Notes due 2007 were tendered and accepted for exchange for new Eurobonds that mature in 2010. The new Notes carry a coupon of 10½%, payable semiannually, in June and December. The US$139 million of Eurobonds that were not tendered continue accruing interest at 9¼% through maturity in 2007, payable semiannually, in March and September. The closing and settlement of the exchange offer was scheduled on July 26, 2002.

UDI Medium Term Notes

The maturity of the UDI denominated medium term notes in the amount of approximately US$73 million was extended from March 2005 to March 2007, keeping its 8.75% coupon. Hylsa will, no later than January 31, 2004, offer to exchange 100% of the UDI Medium Term Notes for "Certificados Bursátiles" to mature in 2008.

Unrestructured Debt

Hylsa's bank debt that was not subject to restructure amounted to US$39 million:

- A US$30 million 5-year unsecured revolving credit with Bancomext with a variable interest rate of six-month LIBOR + 2.8% per annum.
- 50% of Hylsa's mining subsidiary Peña Colorada's US$18 million outstanding debt.

Accrued interest
All accrued interest on bank debt was paid in full on July 24, 2002

Additional Liquidity

- **Liquidity Facility:** In connection with the Restructuring, Hylsa entered into a thirty-month US$40 million revolving liquidity facility. The interest rate is LIBOR + 4.0%.
- **Alfa's contribution:** US$25 million in cash that was used for debt service and for other operating requirements of Hylsa, which was fully drawn as of July 26, 2002, when Hylsa paid the accrued and unpaid interest on both bank debt and Bonds.

Galvak Refinancing
As part of the restructuring agreement, Galvak, S.A. de C.V., Hylsamex's subsidiary, obtained a new export backed loan to be used to refinance existing debt and to fund working capital and capital investments needs.

Borrower:	Galvak, S.A. de C.V.
Amount:	US$140 million
Term:	5 years
Maturity Date:	July 22, 2007
Interest Rate:	Three-month LIBOR plus a margin of 3.5% per annum, with one year-grace for principal. Maturities of principal are: 15% during the second year, 25% during the third year and 30% during each of the remaining years.

Capitalization
As approved in a Extraordinary Shareholders' Meeting held on June 28, 2002, Hylsamex will increase its capital stock by up to Ps.3,500 million through the issuance of 356'052,899 additional shares, identical to the existing Series "B" shares. The subscription price will be Ps.9.83 per share during the initial offering, in which shareholders may subscribe for the new shares in the same proportion to the shares currently held. In addition, Hylsamex, Hylsa and Galvak creditors will be able to exchange existing credits for new shares. The initial offering starts on July 25, 2002, and lasted until August 14, 2002. As of the date of this report 262,584,369 shares have been subscribed and paid for, representing a capitalization of US$262.6 million dollars.

The shares not initially subscribed or paid for by the shareholders are currently being offered to the shareholders that wish to subscribe them and to Hylsamex, Hylsa and Galvak creditors, at a price to be determined by the Board of Directors, which will be no less than the initial subscription price. If the increase in capital stock is not subscribed in full within the time frame provided by the Board of Directors (which will not exceed one year starting on July 25, 2002), the capital stock will be increased only by the amount of subscriptions made and the unsubscribed shares will be cancelled *ipso facto*.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

Debt Outstanding

Hylsamex's net debt as of December 31, 2002 amounted to US$1,079, down 19% from the US$1,326 million reported as of year-end 2001. The table below depicts the change in net debt.

Net Debt Variation
(US$ Million)

Debt Outstanding as of December 31, 2001	**1,366**
Effects of restructuring	-277
Bank debt capitalization	-7
EBITDA generation	-197
Working capital requirement	57
Interest payment, net	88
Taxes	38
Capital expenditures	21
Accrued PIK debt	7
Change in cash balance	16
Other	-23
Debt Outstanding as of December 31, 2002	**1,135**
Less Cash Balance	56
= **Net Debt as of December 31, 2002**	**1,079**

- **Effects of Restructuring.** The net effect on Hylsamex's balance sheet after the closing of Hylsa's restructuring process amounted to a debt reduction equivalent to US$277 million mainly due to:
  - US$92 million of capitalized loans with Alfa—including interests— generated in 2001 and early 2002
  - US$160 million of Hylsa's bank debt, purchased by Alfa at a discount
  - US$25 million liquidity facility provided by Alfa
  - Bank capitalization of US$7 million

- **Working Capital.** The increase in working capital this year was due to the following.
  - **Increase in the level of inventories.** Prior to the closing of the restructuring, inventories were kept below optimal levels due to liquidity constraints. The Company rebuild part of its inventories through the increased production activity.
  - **Effects of the restructuring agreement in NWC.** According to the restructuring agreement, management fees will be recognized as a Subordinated Debt. In quarters prior to the closing of the restructuring, this item was recognized as an account payable; however, during the last six months of 2002, the shift from payables to subordinated debt resulted in a net working capital requirement. In addition, minor debts were capitalized.
  - **Increase in accounts receivable.** Higher accounts receivable balances follow the increase in volume sales, although there was no change in DSO.
  - **Reduction in suppliers and accounts payable.** Additional liquidity attained following the restructuring agreement and the higher cash flow generation allowed the Company to reduce this item.

- **Interest.** Total interest payment this year amounted to US$88 million included a single payment of US$37 million paid by Hylsa upon closing of its restructuring.

Liquidity

Hylsamex ended the year 2002 with a cash balance of US$56 million compared to the US$40 million recorded as of December 2001. The increase in cash on hand at Hylsamex was in part due to payments in advance from customers at Hylsa, and to Galvak's cash position, which included additional cash to fund CAPEX requirements. As of December 31, 2002, Hylsa had drawn US$11 million out of the US$40 million 30-month revolving facility provided by the participating banks.

Debt Structure

	As of December 2001	As of December 2002
Outstanding Debt	**1,366**	**1,135**
Tenor		
Short-Term debt	14%	-
Long Term debt	86%	100%
Rate		
Fixed	34%	34%
Variable	66%	66%
Currency		
Pesos	13%	-
US$	87%	100%
Source		
Foreign	64%	66%
Domestic	36%	34%
Average Cost of Debt	**7.8%**	**7.0%**
Average Life of Debt	**2.5x**	**4.7x**

Amortization Schedule
Long Term Amortizations
(US$ million)

	As of December 2001	As of December 2002
2002	299	-
2003	246	15
2004	197	67
2005	116	154
2006	2	123
2007	308	323
2008	1	82
2009	-	64
2010	-	272

Equity Income from Associated Co. (Amazonia)

Hylsamex's minority stake in Amazonia resulted in a loss of Ps.94 million (US$10 million) in 2002, compared to the loss of Ps.860 million (US$88 million) recorded in full year 2001.

Sidor's shipments for the year amounted to 3,262,300 tons, up 12% from the 2,905,700 tons sold during the previous year. The increase was evident in export shipments, which increased 37% year-over-year, to 2,357,800 tons. With respect to domestic shipments, a decline of 24% was recorded in connection to the current economical situation at Venezuela. Overall, the export ratio for the year was 72% as compared to the 59% recorded in 2001. Following the increase in shipments, revenue grew 11%, from US$804 million in 2001 to US$892 million in 2002. Average prices grew only 1% on a yearly basis.

EBITDA for the twelve months ended December 2002 amounted to US$140 million, up 151% from the US$56 million recorded in 2001.

Financial Situation

On December 18, 2001, Sidor and Amazonia defaulted on the payment of interest amounting to US$31.3 million and US$8.1 million, respectively. Such failure was the result of the persistent negative conditions in international and domestic steel markets, further complicated by the strength of the Bolivar against the US dollar. Since then, the company has failed to make other interest payments on its debt.

Since late October 2001, both Sidor and Amazonia have been in conversation with their bank lenders and other government-controlled entities which are lenders to Sidor with the ultimate goal of finding a way to restructure the companies' outstanding debt obligations. Hylsamex can provide no assurance as to the final outcome of these discussions.

Hylsamex's equity investment in Amazonia, the principal owner of Sidor, is held through HylsaLatin LLC, a fully owned subsidiary and Hylsamex, S.A. de C.V. (the holding company). As of December 31, 2002, the book value of the investment in Sidor amounted to Ps.415 million (US$40 million).

As of December 2002, Hylsamex, S. A. de C.V. (the holding company) has additional exposure with respect to Sidor in the amount of US$26.3 million in guarantees for the payment of Sidor's indebtedness to the Fondo de Inversiones de Venezuela. Hylsa Latin has additional exposure in the amount of US$237.0 million in guarantees for the payment of Sidor's indebtedness to Fondo de Inversiones de Venezuela. As per the performance bond kept at the Hylsamex holding level, as of the date of this report such obligation is no longer required as established in the agreement with the Venezuelan Government, and no longer generates a contingent liability. Hylsa, S.A. de C.V., Hylsamex' steelmaking subsidiary, has no contingent liabilities related to Sidor or Amazonia.



REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Hylsamex, S. A. de C. V.
Monterrey, N. L., January 27, 2003

1. We have audited the consolidated balance sheets of Hylsamex, S. A. de C. V. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. On February 28, 2002 we issued our report on the financial statements of Hylsamex, S. A. de C. V. and subsidiaries for the year ended December 31, 2001, in which we stated that: (a) Hylsamex, S.A. de C.V. and Hylsa, S.A. de C.V. were not in compliance with certain covenants contained in loan agreements covering consolidated long-term liabilities of Ps7,953 million, and that these liabilities had not been reclassified as current liabilities. As described in Note 8, subsequent to the issuance of our report, the companies restructured these liabilities, thus eliminating the need to reclassify them as current, and (b) no audited financial statements had been issued for Consorcio Siderurgia Amazonia, Ltd., an associated company. As described in Note 5, subsequent to the issuance of our report the audited financial statements of this associated company were received, and a reduction in this investment of Ps378 million was charged to 2001 loss.

4. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Hylsamex, S. A. de C. V. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Carlos Arreola Enríquez

CONSOLIDATED BALANCE SHEET

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
(subsidiaries of Alfa, S. A. de C. V.)
AT DECEMBER 31, 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	Ps 582	Ps 385
Trade accounts receivable	2,058	1,679
Other accounts receivable	795	468
Inventories (Note 4)	2,490	2,103
Total current assets	5,925	4,635
INVESTMENT IN SHARES OF ASSOCIATED COMPANY (Notes 2.c and 5)	457	651
PROPERTY, PLANT AND EQUIPMENT (Note 6)	19,704	19,969
DEFERRED CHARGES (Note 2.e)	1,736	1,806
DEFERRED INCOME TAX (Note 13)	417	309
OTHER ASSET (Notes 2.f and 9)	296	315
Total assets	Ps 28,535	Ps 27,685
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	Ps 159	Ps 2,626
Bank loans		1,498
Loans from ALFA (Note 3)		387
Accrued interest payable	71	111
Accounts payable and accrued expenses	2,483	2,185
Total current liabilities	2,713	6,807
LONG-TERM LIABILITIES:		
Long-term debt (Note 8)	11,197	8,327
Notes payable to ALFA (Note 3)	236	
Deferred income tax (Note 13)	2,505	2,754
Estimated liabilities for seniority premiums and pension plans (Note 9)	1,133	1,041
Total long-term liabilities	15,071	12,122
Total liabilities	17,784	18,929
STOCKHOLDERS' EQUITY (Note 10):		
Majority interest:		
Nominal capital stock	4,975	2,394
Restatement of capital stock	670	600
Contributed capital	5,645	2,994
Earned surplus	3,333	3,807
Total majority interest	8,978	6,801
Minority interest	1,773	1,955
Total stockholders' equity	10,751	8,756
COMMITMENTS (Note 5)		
Total liabilities and stockholders' equity	Ps 28,535	Ps 27,685

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

CONSOLIDATED STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
FOR THE YEAR 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power

	2002	2001
Net sales	Ps 13,481	Ps 12,181
Cost of sales	(11,605)	(10,803)
Gross margin	1,876	1,378
Operating expenses	(1,148)	(1,097)
Operating income	728	281
Comprehensive financing expense, net (Note 11)	(1,603)	(475)
	(875)	(194)
Other expenses, net (Note 12)	(437)	(342)
Equity in loss of associated companies (Note 5)	(94)	(860)
Loss before the following provisions	(1,406)	(1,396)
Provisions for (Note 13):		
Income tax and asset tax	528	(1,267)
Employees' profit sharing	(20)	(20)
Consolidated net loss	(898)	(2,683)
Net loss corresponding to minority interest	167	11
Net loss corresponding to majority interest	(Ps 731)	(Ps 2,672)
Loss per share corresponding to majority interest, in pesos (Note 2.m)	(Ps1.44)	(Ps10.96)
Weighted average number of common shares outstanding	506,340,463	243,756,094

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power

	2002	2001
OPERATIONS		
Consolidated net loss	(Ps 898)	(Ps 2,683)
Items not affecting resources:		
Depreciation and amortization	1,240	1,277
Equity in loss of associated companies	94	860
Deferred income tax	(549)	93
Write-off of investment in shares and fixed assets, net	400	
Other, net	(84)	395
	203	(58)
Changes in working capital other than financing:		
Accounts receivable	(792)	863
Inventories	(526)	709
Accounts payable and accrued expenses	(130)	593
	(1,448)	2,165
Resources (used in) provided by operations	(1,245)	2,107
FINANCING		
Loans received	9,815	426
Repaiment of loans	(10,925)	(3,193)
Decrease in bank financing	(1,110)	(2,767)
Effect of restatement on preferred capital stock	(43)	(35)
Increase in capital stock	2,651	
Long-term notes payable to ALFA	236	
Loss from options on own shares		(64)
Resources provided by (used in) financing activities	1,734	(2,866)
INVESTMENT		
Investment in shares, net		10
Property, plant and equipment	(208)	(224)
Other, net	(84)	(44)
Resources used in investment activities	(292)	(258)
Increase (decrease) in cash and cash equivalents	197	(1,017)
Cash and cash equivalents of divested company		(1)
Cash and cash equivalents at beginning of year	385	1,403
Cash and cash equivalents at end of year	Ps 582	Ps 385

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power

	Contributed capital			Earned surplus						
	Capital stock	Other contributed capital	Total	Retained earnings	Surplus on restatement of capital	Equity in subsidiaries and associated companies	Total	Total majority interest	Minority interest	Total stockholders' equity
Balances at December 31, 2000	Ps 487	Ps 2,507	Ps 2,994	Ps 9,262	Ps 934	(Ps 2,958)	Ps 7,238	Ps 10,232	Ps 2,040	Ps 12,272
Changes in 2001:										
Net income (loss) for the year				148		(2,820)	(2,672)	(2,672)	(11)	(2,683)
Cumulative translation adjustment (Note 2.c)					(18)	(162)	(180)	(180)		(180)
Gain (loss) from holding nonmonetary assets				43	1,559	(2,181)	(579)	(579)	(39)	(618)
Comprehensive income (loss) (Note 2.n)				191	1,541	(5,163)	(3,431)	(3,431)	(50)	(3,481)
Capitalization of additional paid-in capital	2,507	(2,507)								
Effect of restatement on preferred capital stock									(35)	(35)
Balances at December 31, 2001	2,994	-	2,994	9,453	2,475	(8,121)	3,807	6,801	1,955	8,756
Changes in 2002:										
Net loss for the year				(138)		(593)	(731)	(731)	(167)	(898)
Cumulative translation adjustment (Note 2.c)								(108)		(108)
Gain (loss) from holding nonmonetary assets				59	(387)	585	257	365	28	393
Comprehensive loss (Note 2.n)				(79)	(387)	(8)	(474)	(474)	(139)	(613)
Increase in capital stock (Note 10)	2,651		2,651					2,651		2,651
Effect of restatement on preferred capital stock									(43)	(43)
Balances at December 31, 2002 (Note 10)	Ps 5,645	-	Ps 5,645	Ps 9,374	Ps 2,088	(Ps 8,129)	Ps 3,333	Ps 8,978	Ps 1,773	Ps 10,751

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
AT DECEMBER 31, 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power
(except where otherwise indicated)

1. ACTIVITIES OF THE COMPANIES

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is one of the largest steel companies in Mexico and a market leader in each of its major product lines.

HYLSAMEX's activities are carried out through itself and through subsidiary companies of which it owns the majority of the common stock. Its activities are also carried out through associated companies, in whose management it has a significant participation but which it does not control. The principal subsidiaries and associated companies are:

	% ownership at December 31,(a)	
	2002	**2001**
Hylsa, S. A. de C. V. (HYLSA) and subsidiaries:	100	100
Hylsa Puebla, S. A. de C. V. (Hylsa Puebla) **(b)**	100	100
Hylsa Norte, S. A. de C. V. (Hylsa Norte) **(b)**	100	100
Pegi, S. A. de C. V. (Pegi) **(c)**	52	52
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) and subsidiaries:	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción, S. A. de C. V. (formerly Galvanet, S. A. de C. V.) **(d)**	100	
Hylsa Latin, LLC (Hylsa Latin) and associated companies:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) **(e)**	37	37
CVG Siderúrgica del Orinoco, C. A. (Sidor)	70	70
Express Anáhuac Operadora, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V.	100	100
Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100
Express Anáhuac Servicios, S. A. de C. V.	100	100

(a) % ownership HYLSAMEX has in the holding companies and % ownership that these holding companies have in their subsidiaries and associated companies.

(b) On November 30, 2001, HYLSA's stockholders resolved to spin off certain operations, effective December 31, 2001, for which purpose two new companies were incorporated, Hylsa Puebla and Hylsa Norte. Certain assets, liabilities and stockholders' equity accounts were allocated to the new companies.

(c) On December 17, 2002, the stockholders of Pegi resolved to begin the company's liquidation process. The accompanying financial statements include the effects of this process.

(d) From June 2002 onwards, GALVAK owns the majority of the common shares of Ferropción S. A. de C. V. (formerly Galvanet, S. A. de C. V.).

(e) Amazonia has 70% ownership in Sidor, a Venezuelan company (see Notes 5).

2. BASES FOR PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 2002 purchasing power.

The preparation of the financial information in accordance with accounting principles generally accepted in Mexico requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of inflation on the financial statements were: 102.904, 97.354 and 93.248 at December 31, 2002, 2001 and 2000, respectively (second half of June 2002 = 100).

Following is a summary of the most significant accounting policies:

(a) Cash and cash equivalents

The company classifies as cash and cash equivalents all highly liquid securities with a maturity of three months or less. The company invests its excess cash in deposits with major domestic and international banks.

(b) Inventories and cost of sales (Note 4)

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs of the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

(c) Investment in shares of associated company (Note 5)
The investment in associated company (see **(e)** in Note 1) is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

(d) Property, plant, equipment and depreciation (Note 6)
Property, plant and equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets as determined by the companies.

The net comprehensive financing expense (or income) incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

(e) Deferred charges
This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to the deposits of extractable mineral of the mining subsidiaries, costs of development and implementation of integral computer systems, expenses for placement of debt and preoperating expenses, all of which are subject to amortization.

(f) Other asset
This caption comprises an intangible asset related to the pension and retirement plans (see Note 9).

(g) Revenue recognition
The companies recognize their revenues when merchandise is delivered and billed to costumers. The revenues and the accounts receivable are recorded net of allowance for returns and doubtful accounts, respectively.

(h) Transactions in foreign currency and exchange differences (Note 7)
Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income.

(i) Estimated liabilities for seniority premiums and pensions plans (Note 9)
The cost of the employee retirement plans (pension, health-care expenses and seniority premiums), both formal and informal, is recognized as an expense of the years in which the services are rendered in accordance with actuarial studies made by independent actuaries.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

(j) Derivative financial instruments

Liabilities arising from derivative financial instruments are stated at fair value and are included in the balance sheet as other liabilities. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in income, except for those arising from financial transactions on HYLSAMEX's own shares, which are recorded directly in stockholders' equity net of deferred income tax.

During the year ended December 31, 2001, the company settled all outstanding operations classified as derivative financial instruments, in the amount of Ps64.

(k) Comprehensive financing income (expense) (Note 11)

This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the company's monthly net monetary assets or liabilities during the year.

(l) Income tax, asset tax and employees' profit sharing (Note 13)

Income tax and employees' profit sharing are recorded under the accounting method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases.

(m) Loss per share

Loss per share is computed on the basis of the weighted average number of common shares outstanding during the year. There are no effects arising from potentially dilutive shares.

(n) Comprehensive loss

The various captions relating to earned surplus for the year are included in the statement of changes in stockholders' equity under the caption "comprehensive loss".

3. BALANCES AND OPERATIONS WITH RELATED PARTIES

The long-term notes payable to ALFA shown in the consolidated balance sheet at December 31, 2002, correspond to corporate services amounting Ps236 (US$22.9 million). They bear interest at a variable rate and are subordinated to the restructured bank debt. In accordance with certain clauses included in the debt-restructuring agreements described in Note 8, HYLSAMEX and its restricted companies will not be able to pay any corporate service liabilities to ALFA before July 1, 2006, in the case of GALVAK, and before March 1, 2009 in the case of HYLSA.

At December 31, 2001, the loans from ALFA derived from a line of credit of Ps387 (US$40 million) established in March 2001 in favor of HYLSA. As a result of the debt-restructuring agreements mentioned in Note 8, this amount was capitalized as described in Note 10.

The consolidated statements of income include operations with related parties of Ps386 and Ps319 for the years ended December 31, 2002 and 2001, respectively. The amounts shown in the balance sheet at such dates result from these operations.

4. INVENTORIES

Consolidated inventories were analyzed as follows:

	2002	2001
Finished products	Ps 551	Ps 461
Work in process	375	368
Raw materials	804	450
Spare parts, tools and materials	760	824
Estimated replacement cost	Ps 2,490	Ps 2,103

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANY

At December 31, this caption comprised the following:

	2002	2001
Amazonia/Sidor (includes a note receivable from Sidor of Ps554 in 2002 and Ps470 in 2001)	Ps 415	Ps 570
Other investment	42	81
	Ps 457	Ps 651

HYLSAMEX owns directly and indirectly through its subsidiary Hylsa Latin 36.55% of the common stock of Amazonia, which in turn owns 70% of the common stock of Sidor, a Venezuelan company.

The investment in Amazonia is accounted for by the equity method in accordance with generally accepted accounting principles. At December 31, 2001, there were no audited financial statements of Amazonia available so the Company recorded its investment in this associated company based on preliminary information. In 2002 these audited financial statements were obtained, and management determined and recorded a reduction in this investment of Ps378 million, which was charged to 2001 loss.

As a result of the purchase of shares in Sidor in January 1998, Amazonia entered into an agreement to guarantee, with recourse to its shareholders, Sidor's liabilities amounting to approximately US$730 million at December 31, 2002. In the event of noncompliance by Amazonia/ Sidor, HYLSAMEX (parent company) and Hylsa Latin, a subsidiary company, would be liable for an amount of US$26 million and US$237 million, respectively. In connection with the contingency for noncompliance with certain obligations contained in the Sidor's shares purchase agreement, which refer to the obligation to continue with Sidor's operations, an obligation to supply the requirements of the Venezuelan market, make certain capital investments, manage the labor force, as well as the obligation to maintain majority ownership of Sidor, at the date of issuance of the consolidated financial statements these obligations have become invalidated.

The worldwide steel crisis and other adverse circumstances have had a significant impact on the financial position and results of operations of Sidor, a subsidiary of Amazonia. These conditions have led Amazonia and Sidor to be in violation of certain covenants contained in their bank loan agreements.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

At the date of this report, Sidor is in the process of restructuring its debt, and has had formal discussions with its creditors.

In December 2002, employers' and workers' organizations, together with political and civic organizations, began a National Civic Work-stoppage, which continues, seriously affecting many of the country's economic activities. It is not possible to predict when the stoppage will come to an end, or estimate its possible effects on the operations and results of Sidor.

6. PROPERTY, PLANT AND EQUIPMENT

Consolidated property, plant and equipment comprised the following:

	2002	2001
Land	Ps 1,080	Ps 1,115
Depreciable assets	36,254	36,524
Construction in progress and other assets	356	304
	37,690	37,943
Less - Accumulated depreciation	17,986	17,974
Net restated cost	Ps 19,704	Ps 19,969

Depreciation charged to income represented average annual rates of 2.8% in 2002 and 2.9% in 2001.

At December 31, 2002 some subsidiaries of the Company had purchase commitments for machinery and equipment of approximately US$21.6 million, related to expansion and modernization programs for their productive plants.

Liens on fixed assets are referred to in Note 8.

7. FOREIGN CURRENCY POSITION

At December 31, 2002 and 2001, the exchange rates were 10.31 and 9.14 nominal pesos to the U.S. dollar, respectively. At January 27, 2002, date of issuance of the audited financial statements, the exchange rate was 10.77 nominal pesos to the dollar.

Amounts shown below in this note are expressed in millions of U.S. dollars, since this is the currency in which most of the HYLSAMEX's foreign currency transactions are carried out.

At December 31 the companies had the following foreign currency assets and liabilities:

	2002	2001
Monetary assets	US$ 139	US $ 133
Current liabilities	(55)	(409)
Long-term liabilities	(1,109)	(782)
	(1,164)	(1,191)
Foreign short position	(US$ 1,025)	(US $ 1,058)
Nonmonetary assets	US$ 960	US $ 1,058

The nonmonetary assets (inventories, machinery and equipment) mentioned above are those manufactured outside Mexico and are stated at their net restated cost. Nonmonetary assets also include the investment in shares of associated companies.

Following is a summary of the transactions in foreign currency:

		2002		2001
Goods and services				
Exports	US $	253	US $	158
Imports		(303)		(206)
Interest expense, net		(77)		(99)
Imports of machinery and equipment		(2)		(1)

8. LONG-TERM DEBT

At December 31, 2001, HYLSAMEX and HYLSA were not in compliance with certain covenants included in some of their loan agreements with banks and other creditors amounting to Ps11,166, of which Ps7,953 were long-term liabilities.

In 2002 the companies successfully concluded a debt-restructuring process covering almost all of their debt, obtaining a more favorable structuring of due dates. The expenses incurred in the debt-restructuring process and the write-off of expenses deferred in connection with the debt extinguished in the restructuring, totaling Ps53, were charged to 2002 loss (see Note 12).

At December 31, the consolidated long-term debt comprised the following:

	2002	2001	Interest rate (*) 2002
Loans in US dollars:			
Eurobonds	Ps 3,094	Ps 2,861	9.92%
Debentures		909	
Commercial paper USCP		483	
Debt portions A and B	5,435		5.39%
Bank loans secured by accounts receivable and by the assets purchased	2,054	822	4.97%
Bank loans secured by export sales		560	
Unsecured bank loans	35	2,773	6.62%
Others	18		3.66%
Loans in Mexican currency:			
Bank loans secured by the assets purchased		33	
Unsecured bank loans		1,806	
Loan contracted in investment units (UDIs)	720	706	8.75%
	11,356	10,953	
Current maturities	(159)	(2,626)	
Long-term debt	Ps 11,197	Ps 8,327	

(*) The interest rates shown are the average nominal rates at December 31, 2002.

At December 31, 2002, the long-term maturities of the debt were as follows:

2004	Ps 694
2005	1,588
2006	1,273
2007	3,336
2008 to 2010	4,306
	Ps 11,197

The principal consequences of the debt-restructuring process and the effect on the companies involved were as follows:

HYLSA

1. Bank loans

HYLSA achieved the restructuring of US$785 million of which US$467 million were taken over by ALFA and HYLSAMEX as follows:

- ALFA acquired debt for US$160 million.
- Additionally, ALFA capitalized debt for US$107 million, of which US$25 million were contributed to support HYLSA's liquidity.
- HYLSAMEX replaced HYLSA as debtor of US$193 million, which were subsequently capitalized in HYLSA.

As a result of the restructuring process, bank loans for US$318 million were refinanced in quarterly payments payable from 2004 to 2009.

As part of HYLSA's bank debt restructuring, HYLSA debt amounting to US$19 million was forgiven. The effect of this is included in the consolidated statement of income in the caption "Other expenses, net" (see Note 12).

2. Eurobonds

In July 2002, HYLSA successfully concluded its negotiations with the holders of the bonds placed outside Mexico for US$300 million, which originally matured in 2007 ("2007 Bonds"). HYLSA exchanged US$161 million of its "2007 Bonds" for bonds maturing in 2010, bearing interest at 10.5%. Bonds for US$139 million were not restructured and will mature in 2007 as originally contracted, and will continue bearing interest at 9.25%.

3. Loan contracted in investment units

The restructuring agreement included medium-term promissory notes for Ps706 and the restructuring consisted of (i) capitalization of accumulated unpaid and penalty interest of Ps14 at March 11, 2002, on which date the restructuring was approved by the meeting of medium-term promissory note holders, (ii) a change in the nominal value of the promissory notes to 102.2020 UDI's, (iii) the extension of the due date of approximately US$69.8 million from March 2005 to March 2007, and (iv) acceptance by the company of the commitment to exchange, before January 31, 2004, all its promissory notes for "certificados bursátiles" maturing in 2008.

4. Resources for liquidity and guaranties

HYLSA obtained a new 30-month revolving facility of US$40 million, of which US$11 million had been used at December 31, 2002. In addition, ALFA made a cash contribution of US$25 million, which was used to pay HYLSA's debt service and to strengthen its working capital. As a result of the aforementioned debt restructuring, HYLSA's total assets were pledged to guarantee its debt.

GALVAK

GALVAK obtained a 5-year credit line of US$140 million, which was used to refinance its debt and to support its working capital expenditures. Accounts receivable and a factoring line of US$10 million were pledged in guarantee.

HYLSAMEX

In July 2002, as mentioned above, HYLSAMEX assumed debt of HYLSA in the amount of US$193 million.

In connection with the aforementioned operations, HYLSAMEX pledged in guarantee its shares in HYLSA and GALVAK, and ALFA pledged its shares in HYLSAMEX.

The current debt agreements contain several covenants for the Company, such as: (i) restrictions on the declaration of dividends and payment of corporate services to ALFA, (ii) the obligation to give information to the creditors about cash flows applications, (iii) limitations on and disclosure of transactions with related parties, (iv) maintenance of financial ratios (if such financial ratios are not complied with, the creditors may require immediate payment of the entire indebtedness), and (v) limitations on mergers, sales of assets to third parties, contracting of additional debt, etc. At December 31, 2002, the Company was in compliance with such covenants and restrictions.

 HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

9. ESTIMATED LIABILITIES FOR SENIORITY PREMIUMS AND PENSION PLANS

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums), both formal and informal, covers all employees and is based primarily on their years of service, their present age and their remuneration at date of retirement.

The formal retirement plans cover approximately 62% of the companies' employees and are congruent with and complementary to the retirement benefits established by the Mexican Social Security Institute. Additionally, HYLSA has established a plan to cover health-care expenses of retired employees.

HYLSA has established irrevocable trust funds for payment of pensions and seniority premiums, as well as for health-care expenses.

Following is a summary of the principal consolidated financial data relative to these obligations:

	2002	2001
Accumulated benefit obligation	Ps 921	Ps 909
Unfunded accumulated benefit obligation	Ps 891	Ps 852
Projected benefit obligation	Ps 1,642	Ps 1,605
Plan assets at market value	(30)	(57)
Unamortized prior service costs (transition liability)	(940)	(1,052)
Unamortized actuarial gains and losses, net	165	230
Unfunded accrued seniority premiums and pension cost	837	726
Additional liability (intangible asset)	296	315
Estimated liability for seniority premiums and pension plans	Ps 1,133	Ps 1,041
Net cost for the year	(Ps 175)	(Ps 196)

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits, as follows:

	2002	2001
Amortization period:		
Transition liability	12 years	13 years
Unamortized actuarial gains and losses	16 years	17 years
Weighted real discount rate	5%	6%
Real estimated return at long-term on plan assets	6%	8%

10. STOCKHOLDERS' EQUITY

At December 31, 2002 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement	Restated amount
Contributed capital:			
Capital stock	Ps 4,975	Ps 670	Ps 5,645
Earned surplus:			
Retained earnings	3,226	6,057	9,283
Deferred income tax	78	13	91
Surplus on restatement of capital		2,095	2,095
Cumulative translation adjustment		(7)	(7)
	3,304	8,158	11,462
Equity in earned surplus of subsidiaries and associated companies:			
Deficit	(4,158)	(513)	(4,671)
Deferred income tax	(344)	(28)	(372)
Deficit on restatement of capital		(2,985)	(2,985)
Cumulative translation adjustment		(101)	(101)
	(4,502)	(3,627)	(8,129)
	(1,198)	4,531	3,333
Total majority interest	3,777	5,201	8,978
Minority interest	410	1,363	1,773
Consolidated stockholders' equity	Ps 4,187	Ps 6,564	Ps 10,751

At December 31, 2002 the subscribed and paid-in capital stock comprised 506,340,463 Series "B" common shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

In June 2002, HYLSAMEX's stockholders resolved to increase its authorized capital stock to Ps3,500 through the issuance of 356,052,899 Series "B" shares, which were offered to current stockholders, third parties and creditors of HYLSAMEX and of its subsidiaries HYLSA and GALVAK. At December 31, 2002, 262,584,369 shares, amounting to Ps2,651 had been subscribed and paid, as shown in the statement of changes in stockholders' equity. If the issue is not totally subscribed and paid by July 25, 2003, the capital stock will be increased just by the amount of the payments made, and the unsubscribed shares will be canceled. At the date of issuance of these financial statements 93,468,530 shares had not yet been subscribed and paid.

In 1996 the stockholders resolved to increase the fixed minimum portion of the capital stock by issuing 43,000,000 Series "B" shares, with the same characteristics as the current

outstanding shares, to be placed in the domestic and foreign markets. At the date of issuance of these financial statements, such placement had not been made and the capital stock increase had not been subscribed or paid in.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the three following years.

The surplus (deficit) on restatement of capital comprises principally the accumulated gain (loss) from holding nonmonetary assets and represents the difference between restating these assets by the specific cost method and restating them based on inflation measured in terms of the NCPI.

11. COMPREHENSIVE FINANCING EXPENSE, NET

This item is analyzed as follows:

	2002	2001
Financial expense	(Ps 1,189)	(Ps 1,556)
Financial income	109	102
Exchange (loss) gain, net	(1,116)	489
Gain on monetary position	593	490
	(Ps 1,603)	(Ps 475)

12. OTHER EXPENSE, NET

The net charge to consolidated income was as follows:

	2002	2001
Write-off of fixed assets, mainly Pegi	(Ps 263)	(Ps 147)
Valuation allowance for investment in Posven, a foreign associated company	(97)	
Loss on sale of shares		(3)
Labor indemnities and other	(33)	(160)
Net effect of the debt-restructuring process	(53)	
Other income (expense), net	9	(32)
	(Ps 437)	(Ps 342)

13. INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

The net credit (charge) to consolidated loss for income tax and asset tax was as follows:

	2002	2001
Income tax:		
Currently payable	(Ps 6)	(Ps 134)
Deferred	549	(93)
Tax on current year's income	543	(227)
Asset tax	(15)	(1,040)
Net credit (charge) to consolidated income	Ps 528	(Ps 1,267)

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

The reconciliation between the statutory and effective income tax rates is shown below:

	2002	2001
Loss before income tax and employees' profit sharing	(Ps 1,406)	(Ps 1,396)
Equity in loss of associated companies	94	860
	(Ps 1,312)	(Ps 536)
Income tax at statutory rate (35%)	Ps 459	Ps 187
Add (deduct) effect of income tax on:		
Nondeductible expenses	(43)	(12)
Permanent inflation accounting differences	10	(10)
Allowance for tax loss carryforwards not considered recoverable	(161)	(294)
Other permanent differences, net	21	(98)
	286	(227)
Effect of reduction in statutory income tax rate, net **(1)**	257	
Tax on current year's loss	543	(227)
Asset tax credits expired during year	(15)	(1,040)
Total credited (charged) to income	Ps 528	(Ps 1,267)
Effective rate	40.2%	(236.5%)

(1) In accordance with the amendments to the Mexican Income Tax Law effective as from January 1, 2002, the corporate income tax rate was 35% for 2002. However, this rate will be reduced by 1% annually until reaching a 32% rate in the year 2005. This change gave rise to a decrease of Ps257 in the amount of the deferred income tax liability at December 31, 2001, which was credited to 2002 income.

The movement in the deferred income tax liability for the years 2001 and 2002 was as follows:

	Deferred income tax	Recoverable asset tax	Net
Net balance at January 1, 2001	(Ps 3,565)	Ps 1,368	(Ps 2,197)
Effect for the year:			
Income	(93)		(93)
Surplus on restatement of capital	660		660
Asset tax credits expired or deemed not recoverable during year		(1,040)	(1,040)
Asset tax paid, net		225	225
Net balance at December 31, 2001	(2,998)	553	(2,445)
Deferred income tax asset	(197)	(112)	(309)
Deferred income tax liability	(3,195)	441	(2,754)
Effect for the year:			
Income	549		549
Surplus on restatement of capital	(224)		(224)
Asset tax credits expired or deemed not recoverable during year		(15)	(15)
Asset tax paid, net		356	356
Net balance at December 31, 2002	(2,870)	782	(2,088)
Deferred income tax asset	(249)	(168)	(417)
Deferred income tax liability	(Ps 3,119)	Ps 614	(Ps 2,505)

At December 31, the principal temporary differences requiring recognition of deferred income tax were analyzed as follows:

	2002	2001
Inventories	Ps 1,414	Ps 1,057
Property, plant and equipment, net	9,060	7,959
Deferred charges	1,315	1,346
Estimated liabilities	(969)	(778)
Tax loss carryforwards	(1,798)	(971)
Other, net	(52)	(48)
	8,970	8,565
Income tax rate	32%	35%
Deferred income tax, net	Ps 2,870	Ps 2,998

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

14 - SEGMENT INFORMATION AND GEOGRAPHICAL DISTRIBUTION

The Company's management evaluates its operations in just one business segment, steel. However, there are geographical segments as follows:

	Net sales			
	2002	%	2001	%
Location of customers				
Mexico	Ps 10,639	78.9	Ps 10,472	86.0
United States and Canada	2,646	19.6	1,447	11.9
Others	196	1.5	262	2.1
Total consolidated sales	Ps 13,481	100.0	Ps 12,181	100.0

All the Company's production facilities are located in Mexico.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

Executive Team

Alejandro M. Elizondo	Chairman
Felipe Garza	Hylsa´s Flat Products Division
Régulo Salinas	Hylsa's Bar and Rod Division
Luis Garza T.	Galvacer
Raúl Quintero	HYL Technology Division
Mateo Quiroga	Raw Materials Services
Ernesto Ortiz	Finance Planning
J. Antonio Ramírez	Human Resources
Rafael R. Rubio	Economy and Trade

Board of Directors

Chairman	Dionisio Garza Medina
Directors	Gerardo X. Calderón Rojas Alejandro M. Elizondo Barragán Mauricio Fernández Garza Bernardo Garza de la Fuente Armando Garza Sada Eduardo Garza T. Fernández Alfonso González Migoya Leopoldo Marroquín Morales Rafael R. Páez Garza Rafael Rangel Sostmann José de Jesús Valdés Simancas José Vivanco Loza (†)
Secretary	Leopoldo Marroquín Morales Carlos Jiménez Barrera — Alternate
Statutory Auditor	Carlos Arreola Enríquez Rodolfo Sandoval García (†) — Alternate

HYLSAMEX

Munich 101, San Nicolás de los Garza, N.L. C.P. 66452 México
Tel. (52-81) 8865-2828 Fax (52-81) 8865-1304
www.hylsamex.com.mx

For additional information:

Othón Díaz
Tel. 8865-1240 Fax 8331-1885
odiaz@hylsamex.com.mx

Margarita Gutiérrez
Tel. 8865-1224 Fax 8865-2855
mgutierrez@hylsamex.com.mx

Hylsamex, S.A. de C.V.
File No. 82-4252


98
HYLSAMEX
Annual Report

FINANCIAL HIGHLIGHTS[1]

HYLSAMEX, S. A. DE C.V. AND SUBSIDIARIES

	1998	1997	%Var.
Sales (thousands of tons)	2,600	2,793	(7)
Revenue per ton (US $)	487	500	(3)
Cost[2] per ton (US $)	375	381	(2)
Income Statement (Ps. million)			
Net sales	12,522	13,922	(10)
EBITDA[3]	2,930	3,337	(12)
Depreciation and amortization	1,012	974	4
Operating income	1,918	2,363	(19)
Majority net income	38	2,001	(98)
Net income per share (Ps.)	0.156	8.209	(98)
Balance Sheet (Ps. million)			
Total assets	28,593	25,524	12
Total liabilities	16,513	12,834	29
Consolidated stockholders' equity	12,080	12,690	(5)
Book value per share (Ps.)	44.384	46.866	(5)

1 In the editorial section of this annual report, monetary figures are expressed in pesos (Ps.) as of December 31, 1998 or dollars (US $), unless otherwise specified. Comparisons are in real terms, that is, discounting the effects of inflation. Volume figures are in metric tons.

2 Cost of goods sold before depreciation and amortization plus operating expenses.

3 Operating income before depreciation and amortization.

CONTENTS

	Page
Financial Highlights	IFC
Successful Modernization	1
To Our Shareholders	2
Hylsamex Reinforces Competitive Position	7
1998 Operations	21
Independent Auditors' Report	25
Consolidated Financial Statements	26
Notes to Consolidated Financial Statements	36
Financial Summary	44
Executive Team – Board of Directors	IBC

Successful Modernization

In the early 90s, Hylsamex launched a modernization program in an effort to rise to the challenge of the new domestic and international steel market conditions. Its goal is to become North America's highest margin steel company.

The underlying strategic guidelines are: reducing costs; increasing high value added product output; and technologically upgrading and expanding its facilities.

Hylsamex marked the conclusion of this US $1.5 billion modernization phase in 1998.

Outstanding Results

The new production structure is a unique combination: the world's premier steel plants, supplied by iron ore extracted from their own mines and transformed through HYL direct reduction technology; low operating costs; high value added product output; and market leadership.

Promising Future

Once steel market conditions improve, Hylsamex's new potential will be realized, thus significantly strengthening its financial structure.

To Our Shareholders

During 1998, Hylsamex achieved reasonable operative and financial results amid an environment of global economic slowdown and falling steel prices. The company rose to these challenging conditions by focusing on the domestic market, improving its sales mix, and cutting operating costs.

In addition, a US $ 1.5 billion dollar, 8 year modernization and expansion program of its facilities was successfully concluded.

The accomplishments and success attained are a reflection of our personnel's efforts, commitment, and creativity.

Operations

Hylsamex faced a formidable commercial climate in 1998, one that pitted the growing demand for steel in Mexico against the rise in disruptive imports and its detrimental effect on domestic prices.

In light of this situation, the company targeted its activity to its domestic clients, increasing domestic sales by 5%, to 2.4 million tons.

The Asian crisis prompted Hylsamex to curtail its export sales, particularly those of commodity products. Foreign-derived income thus totalled US $ 151 million, or 12% of total sales.

Hylsamex's total sales of steel product amounted to 2.6 million tons, down 7% from 1997; its product mix, however, was improved by increasing its high margin and value-added product share to 56%.

Economic growth in Mexico attracted steel imports, particularly from the Community of Independent States. Frequently, these took place under unfair conditions, prompting Hylsamex to request antidumping investigations of hot- and cold-rolled sheet before the Mexican government, with favorable outcomes so far.

In addition, Hylsamex successfully completed its main investment projects: a new direct reduction plant, the minimill's second stage, and new facilities designed to increase value-added products.

The HYL Technology Division also put into successful operation another plant – this one with a 1.1 millon ton capacity – for Saudi Arabia-based Hadeed.

Additionally, Hylsamex entered a strategic alliance with the American company AK Steel, which will allow it to expand its product line and consolidate its presence in the automotive and home appliance markets.

To address the Y2K computer problem, the company is currently implementing a work program that ensures the ongoing and efficient operation of all administrative and operational units well into the next century.

Finances

The drop in export sales combined with low prices both in Mexico and abroad, adversely affected the company's financial results.

Hylsamex registered earnings of Ps 12,522 million, down 10% from 1997; operating profits amounted to Ps 1,918 million, a 19% decline against the previous year.

It is, however, important to underscore the fact that operating profit per ton sold rose to US $ 74 dollars, exceeding the level registered by leading steel companies in industrialized countries including the U.S. Moreover, Hylsamex maintained a high cash flow, totalling US $ 296 million for the year, down 12% from 1997.

Furthermore, Hylsamex allocated US $ 246 million to its investment program and covered in full its equity share in Venezuela's Siderúrgica del Orinoco (Sidor) through a capital expenditure of the same amount.

These investments increased the company's debt, as evidenced by the increase in net debt/equity ratio from 0.72 to 1.13, while interest coverage fell from 3.36 times to 2.18 times.

Access to financial markets, however, was maintained, thus securing funds to cover short-term liabilities, thereby reducing the risk of refinancing.

Strategies

Hylsamex also made progress in pursuing its goal of being North America's highest margin steel company with the successful conclusion of its modernization and expansion program. Its new productive profile provides it with cutting edge processes and the latest technology, enables it to operate with one of the industry's lowest cost structures, and allows it to offer the market more increased value-added, superior quality, and higher margin products.

Among the projects completed in 1998, the following stand out:

- In Monterrey, a new direct reduction plant (4M), with a 700 thousand ton annual installed capacity, represents state-of-the-art HYL direct reduction technology, resulting in lower costs and increased productivity. It entailed a US $ 77 million investment.

- The flat product minimill's second stage increased its annual capacity to 1.5 million tons, following a US $ 140 million investment. Its main advantages lie in operating with a more competitive cost structure, raising product quality and expanding product lines.

- A new 500 thousand ton pickling line, a new 150 thousand ton cold mill, a new 120 thousand ton galvanizing line, and the 85 thousand ton expansion of the second painting line, will boost the minimill's value-added output and markedly improve product mix and profitability. These projects involved a US $73 million investment.

- A new furnace at the Puebla Plant, which will translate into lower costs, better quality, and new long products. US $ 37 million were invested.

The restructuring of Sidor is progressing at a faster pace than was projected through the Consorcio Siderúrgia Amazonia, in which Hylsamex has a 35% equity share. These efforts should reflect in better financial results for Sidor once the Venezuelan and world steel markets improve.

Sidor's medium term outlook continues to be positive because of its competitiveness and growth potential, confirming the strategic relevance of Hylsamex's participation.

Outlook

The conclusion of its modernization program will allow Hylsamex to reduce cost and to increase output of high value-added products. Together with the expected recovery of steel prices, it will benefit in a substantial improvement of results, reduction in indebtedness, and strenghtening of the financial position of the company.

The Board of Directors appreciates the support and the trust shown by our shareholders, personnel, customers, suppliers, and the financial community in 1998. These manifestations will continue to be instrumental to Hylsamex's success.

February 8, 1999
San Nicolás de los Garza,
Nuevo León, México

Dionisio Garza Medina
Chairman of the Board

Alejandro M. Elizondo
Chief Executive Officer







Hylsamex Reinforces Competitive Position

This section highlights key Hylsamex investments that were successfully launched in 1998:

- Mining and direct reduction plant
- The flat products minimill's second stage
- Pickling line and cold mill
- Galvanizing and paint lines
- New long products furnace

This new profile will allow the company a highly competitive operation, thereby consolidating its growth, profitability, and leadership in the steel industry.

MINING

- Two new mines: San Ramón and Aquila
- A new autogenous mill at the Benito Juárez-Peña Colorada Consortium
- Ample supply of quality raw material, at a suitable price
- US $ 34 million investment


5-24



DIRECT REDUCTION

- New 700,000 ton Plant
- State-of-the-art HYL technology
- Reduces scrap imports and costs
- US $ 77 million investment



FLAT PRODUCTS MINIMILL'S SECOND STAGE

- Key project in Hylsamex's modernization
- Construction and startup in record time
- Doubles capacity to 1.5 million tons
- Significant reduction of cost per ton


ECOAER


DANIELI



FLAT PRODUCTS MINIMILL'S SECOND STAGE

- INCREASES PRODUCT QUALITY AND RANGE
- EXPANDED OUTPUT OF THIN AND ULTRA-THIN HOT-ROLLED SHEET
- ENVIRONMENTALLY FRIENDLY
- US $ 140 MILLION INVESTMENT





NEW PICKLING LINE

- Boosts capacity by 500,000 tons
- Fully automated process
- Improves hot-rolled sheet quality

NEW COLD MILL

- 150,000 ton capacity
- Guaranteed gauge and flatness
- Offers electrical and high carbon steel








FOEN

GALVANIZING AND PAINT LINES

- Gain in galvanazing: 120,000 tons
- Increase in paint: 85,000 tons
- Consolidates wide array of coated steel
- Reinforces market leadership



NEW LONG PRODUCTS FURNACE

- Installed capacity: 1.2 million tons
- Cuts operating costs and improves steel quality
- Produces high quality wire rod
- US $ 37 million investment



HYLSAMEX

Alliance for the Americas

AK Steel

Hylsamex's new profile is complemented by the strategic alliance forged with AK Steel of the United States.

Hylsa's Flat Products Division and Galvak participate on behalf of Hylsamex. The aim is to reinforce product lines and consolidate commercial presence in the automotive and home appliance markets.

Among the products to be marketed are electrogalvanized, aluminized, and terne steel sheet, as well as Galvanneal for exposed automotive parts.





1998 OPERATIONS

BUSINESS STRATEGY

Hylsamex faced two great challenges in 1998: completing and bringing online its investment projects, and confronting the dire economic climate affecting the steel industry.

It allocated US $ 246 million to investment projects with superb results. Main projects were completed on budget and on schedule, while new facilities were satisfactorily put into operation.

In order to confront fluctuating market conditions, the company moved on different fronts: commercially, it made the domestic market its focus, increased the proportion of high value-added products, curtailed exports of products with lesser contribution value, and maintained healthy trade receivables.

Operationally, it intensified cost and expenditure cutting measures, slashed inventories, and improved productivity in connection with the use of vital production inputs. To improve management, organizational changes aimed at improving performance were implemented.

REPORT ON OPERATIONS

Raw Materials

1998 proved to be an outstanding year for mining activities. Pellet production at Las Encinas and at the Benito Juárez-Peña Colorada Mining Consortium rose by 8% over 1997 figures.

Las Encinas also witnessed the successful startups of two new mines – San Ramón and Aquila. A new, larger capacity autogenous mill boasting state-of-the-art technology was installed at Peña Colorada, at a cost of US $ 16 million.

HYL Technology Division

The Technology Division successfully moved forward through contracted plant construction, technological development, and the forging of strategic alliances.

A HYL Plant for the Hylsa's Flat Steel Division was readily completed and put into operation in Monterrey, as was a 1.1 million ton plant for Saudi Arabia-based Hadeed.

Two additional plants – a 1 million ton facility in Russia and a 1.5 million-ton site in Venezuela – will begin operations later this year.

Training and technical assistance programs for steel companies in Brazil, Ecuador, Egypt, Spain, Peru, Malaysia, Russia, and Venezuela also multiplied in 1998, while contracts have already been signed with companies in China, Saudi Arabia, Malaysia, and Egypt for 1999.

In 1998, the Division entered technological agreements with Thyssen Krupp Stahl of Germany and Morgan Construction Co. of the United States.

HYLSA's Flat Products Division

This Division faced an unfavorable business climate due to a marked increase in low-priced imports which depressed domestic prices. Domestic sales reached 1.3 million tons, a 1% increase over 1997.

Exports were hurt by the Asian crisis, which drove down prices and profit margins. These accounted for

only 9% of total sales, compared to 19% a year earlier. Total sales – 1.4 million tons – dropped 12% from 1997.

The Division successfully concluded and put into operation a number of investment projects. Chief among them was the second stage of its minimill (#2 Mill).

HYLSA's Bar and Rod Division

The long products market also felt the effects of global oversupply and low prices. The Division focused on retaining its domestic market share and on exporting high-margin products.

That translated into a 7% increase in domestic sales over last year's figures. This offset the drop in exports and allowed total sales to remain in their 1997 range.

To strengthen its market strategy, new products were introduced such as cold heading and low alloy steel wire rods.

In June, the new EBT furnace begin operating at the Puebla Plant. This facility is equipped with a state-of-the-art fume and dust collecting system, which significantly reduces emissions to the atmosphere.

HYLSA's Tubular Products Division

The domestic market for these products came under fierce competition, fueled by low-price imports of hot-rolled steel.

The Division devoted its efforts to selling high-profit products of superior quality, such as galvanized pipe and conduit; furthermore, it slashed delivery times and improved customer technical support. All this led to domestic sales similar to 1997 levels, while exports, on the other hand, fell 32%.

Industrial safety and environmental programs continued making headway through an annual safety plan and the installation of an acid fumes exhaust system in the pickling area.

Galvak

The company posted excellent operating and financial results for 1998. With the aim of cutting costs and offering its customers a fully integrated service, Galvak absorbed its Galvamet subsidiary – now its Construction Systems Division.

As a result of expanding its output capacity and increasing its sales of high value-added products, Galvak's sales volume jumped 18%. Exports remained stable at 1997 levels.

Production of Galvanneal, which has been very well received by the automotive market, was consolidated. To reinforce its marketing presence, Galvak obtained QS-9000 Quality Certification, the first Latinamerican company in its field to do so.

The Construction Systems Division's sheet and panel domestic sales rose 31% and 43%, respectively, while exports for both increased by 50%.

Galvak posted a 9% gain in revenue over 1997 figures, thus strengthening its financial structure.

Acerex

The steel processing business also suffered from the intensified competition and the declining prices that impacted the industry.

Acerex focused its marketing efforts on customers with high quality and service demands. Direct sales rose 23%

over 1997 figures, with in-bond sales falling 9% and exports gaining 19%.

The company's financial results were extremely encouraging, as evidenced by its 18% increase in revenue and 14% gain in operating profits. A new slitter line has been authorized and will come online in 1999.

Hylsabek

As part of its restructuring, Hylsa-Bekaert underwent a name change to Hylsabek. In addition, it obtained ISO-9002 Quality Certification.

In spite of the unfavorable business climate, the company increased its domestic sales 23% over 1997 figures, thus offsetting a 53% drop in exports. Total sales rose 10%.

Revenue increased 9%, while operating profit rose significantly. These results were made possible by the support of Bekaert, our Belgian partner and a world leader in wire products.

HYLSAMEX PROJECTS

Completing modernization and expansion projects was the focus of the 1998 investment strategy, which earmarked US $ 246 million for that purpose. This latest sum brings Hylsamex's capital expenditures to more than US $ 1.5 billion over the last eight years, in its aim to become North America's highest margin steel company.

At year's end, all projects were in operation after outstanding performances during their startups.

Striving to meet the steel industry's new competitive demands, Hylsamex transformed its production profile. As a result, it has strengthened its ability to continue posting excellent financial results, outperforming most other North American steel companies.

In mining, the San Ramón and Aquila mines took center stage by commencing operations. In Alzada, Colima, the iron ore pelletizing plant expanded its annual capacity to 1.8 million tons, while a new autogenous mill was installed at the Benito Juárez-Peña Colorada Consortium, boosting processing capacity to 3.5 million tons per year.

These actions ensure that the demand for iron ore pellet will be satisfied with quality, cost efficiency, and expediency.

To increase the production of reduced iron ore, a new 700 thousand-ton plant was completed in Monterrey, thus reinforcing one of our key competitive edges. This facility showcases state-of-the-art HYL technology, boasting a reformerless process design and the world's first pneumatic system to transport and directly feed hot DRI to the furnaces.

In addition to slashing production costs and imported scrap purchases, the plant has been operating with a higher metallization and carbon content, which makes for more efficient energy consumption and electric-arc furnace casting.

A key component of this strategy was the completion of the flat-product minimill's second stage, which increases capacity to 1.5 million tons at a very low cost per ton. Moreover, this facility ensures increased availability of high-profit, high-potential products, such as thin and ultra-thin hot-rolled sheet.

In order to maximize the minimill's added value, a new, 500 thousand ton pickling line joined a new, 150 thousand ton cold mill, a new 120 thousand ton galvanizing line, and the 85 thousand ton capacity expansion of the second painting line. These facilities will allow Hylsamex products to retain their market leadership.

In Puebla, an EBT furnace with a 1.2 million ton annual capacity was installed. The operation of the furnace has had a favorable impact on steel quality, costs, productivity, and maintenance, and makes feasible venturing into the more profitable high value-added wire rod market.

Hylsamex – AK Steel Alliance

In order to meet the challenges of North America's economic integration, Hylsamex and the American company AK Steel forged a strategic business alliance in December 1998.

The aim is to offer a range of high-quality products at competitive prices, while providing technical service and support to global customers.

AK Steel is the sixth largest integrated steelmaker in the United States, a renowned profit leader and its focus is on high added-value flat products.

Galvak and Hylsa's Flat Steel Division are participating on behalf of Hylsamex. This alliance consolidates their presence in the automotive and home appliance industries by virtue of their being the sole domestic suppliers offering the products and technical support demanded by those clients.

Products to be marketed will include: electrogalvanized, aluminized, and terne coated sheet; stainless steel; and galvanized and Galvanneal for exposed automotive parts.

The Y2K Problem

Hylsamex has been devoting human and financial resources to solving the Y2K computer problem since 1997. The goal is to ensure a normal managerial and production operation beyond the year 2000.

Our comprehensive "Hylsamex 2000 Program" encompasses computer and telecommunications equipment, administrative and manufacturing mainframe systems, process control programs, and user applications. It also includes other microprocessor-containing electronic devices handling customer and supplier data.

A team of 80 Hylsamex staff members and expert external suppliers has been assigned to address this issue. Estimated total investment will come to US $ 14.5 million, with 85% allocated to computer system and equipment upgrades, such as the installation of the SAP R/3 system. Hylsamex was the first company in Latin America to implement this software.

As of December 1998, the program showed 75% progress, with final completion dates varying from company to company. Some became Y2K compliant in early 1999, with the program slated to conclude in its entirety in September 1999.

Outlook

Once the international price scenario changes in 1999, Hylsamex's potential is certain to be realized, substantially impacting its financial results.

Underlying this outlook is an extremely cost-efficient and flexible operation yielding innovative, high-margin, and market-leading products.

Consequently, Hylsamex will preserve its standing as one of the leading steel producers in México and in North America.



Report of Independent Auditors on the Basic Financial Statements

Monterrey, N. L., January 25, 1999

To the Stockholders of
Hylsamex, S. A. de C. V.

We have audited the consolidated and individual balance sheets of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity), respectively, as of December 31, 1998 and 1997, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity) at December 31, 1998 and 1997, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Raúl Ramírez V.

CONSOLIDATED BALANCE SHEET

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES (SUBSIDIARIES OF ALFA, S. A. DE C. V.)

AT DECEMBER 31, 1998 WITH COMPARATIVE FIGURES FOR 1997

Thousands of Mexican pesos of December 31, 1998 purchasing power

	1998	1997
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	Ps 434,761	Ps 1,539,491
Trade accounts receivable	1,669,109	1,637,836
Other accounts receivable	567,339	530,324
Inventories (Note 4)	2,498,926	2,394,789
Total current assets	5,170,135	6,102,440
INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Notes 2.c and 5)	2,405,798	71,793
PROPERTY, PLANT AND EQUIPMENT (Note 6)	19,400,685	17,711,086
DEFERRED CHARGES (Note 2.e)	1,279,750	1,113,562
OTHER ASSET (Note 2.f)	336,517	525,243
Total assets	Ps 28,592,885	Ps 25,524,124

The accompanying seventeen notes are an integral part of these financial statements.

	1998	1997
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	Ps 1,105,828	Ps 1,669,331
Bank loans	1,866,098	1,171,874
Accrued interest payable	170,880	181,173
Accounts payable and accrued expenses	1,690,315	1,459,816
Total current liabilities	4,833,121	4,482,194
LONG-TERM LIABILITIES:		
Long-term debt (Note 8)	11,152,555	7,840,424
Other liabilities (Note 2.i)	41,838	
Estimated liabilities for seniority premiums and pension plans (Note 9)	485,926	511,046
Total long-term liabilities	11,680,319	8,351,470
Total liabilities	16,513,440	12,833,664
STOCKHOLDERS' EQUITY (Note 11):		
Majority interest:		
Nominal capital stock	121,878	121,878
Restatement of capital stock	238,612	238,612
	360,490	360,490
Other contributed capital	1,856,526	1,856,526
Contributed capital	2,217,016	2,217,016
Earned surplus	8,601,786	9,206,787
Total majority interest	10,818,802	11,423,803
Minority interest	1,260,643	1,266,657
Total stockholders' equity	12,079,445	12,690,460
CONTINGENCIES AND COMMITMENTS (Notes 15 and 16)		
Total liabilities and stockholders' equity	**Ps 28,592,885**	**Ps 25,524,124**

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 1998 WITH COMPARATIVE FIGURES FOR 1997

Thousands of Mexican pesos of December 31, 1998 purchasing power

	1998	1997
Net sales	Ps 12,522,364	Ps 13,922,256
Cost of sales	(9,685,111)	(10,663,362)
Gross margin	2,837,253	3,258,894
Operating expenses	(918,761)	(896,298)
Operating income	1,918,492	2,362,596
Comprehensive financing expense, net (Note 12)	(1,633,881)	(79,984)
	284,611	2,282,612
Other income, net	17,735	21,969
Special items, net (Note 13)	(37,941)	(48,211)
Income before the following provisions	264,405	2,256,370
Provisions for (Note 14):		
Income tax and asset tax	(125,110)	(368,511)
Employees' profit sharing	(7,470)	(62,369)
Income before extraordinary items	131,825	1,825,490
Extraordinary items - Income tax reduction and asset tax credit (Note 14)	7,686	218,772
Income before equity in associated company	139,511	2,044,262
Equity in loss of associated company	(78,300)	
Consolidated net income	61,211	2,044,262
Net income corresponding to minority interest	(23,087)	(43,308)
Net income corresponding to majority interest	**Ps 38,124**	**Ps 2,000,954**
Earnings per share corresponding to majority interest, in pesos (Note 2.l)	**Ps0.156**	**Ps8.209**

The accompanying seventeen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

FOR THE YEAR 1998 WITH COMPARATIVE FIGURES FOR 1997

Thousands of Mexican pesos of December 31, 1998 purchasing power

	1998	1997
OPERATIONS		
Income before extraordinary items	Ps 131,825	Ps 1,825,490
Items not affecting resources:		
Depreciation and amortization	1,010,977	974,331
Other, net	85,164	(32,973)
	1,227,966	2,766,848
Changes in working capital other than financing:		
Accounts receivable	(43,045)	(218,393)
Inventories	(513,878)	(672,855)
Accounts payable and accrued expenses	218,123	244,089
	(338,800)	(647,159)
Resources provided by operations before extraordinary items	889,166	2,119,689
Extraordinary items - Income tax reduction and asset tax credit	7,686	218,772
Resources provided by operations	896,852	2,338,461
FINANCING		
Loans received	7,630,750	7,981,285
Repayment of loans	(4,287,110)	(6,101,725)
Dividends declared	(308,082)	(263,791)
Resources provided by financing activities	3,035,558	1,615,769
INVESTMENT		
Investment in shares, net	(2,401,555)	(54,710)
Property, plant and equipment	(2,629,855)	(2,529,256)
Other, net	(5,730)	(288,026)
Resources used in investment activities	(5,037,140)	(2,871,992)
(Decrease) increase in cash and temporary investments	(1,104,730)	1,082,238
Cash and temporary investments at beginning of year	1,539,491	457,253
Cash and temporary investments at end of year	**Ps 434,761**	**Ps 1,539,491**

The accompanying seventeen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 1998 WITH COMPARATIVE FIGURES FOR 1997

Thousands of Mexican pesos of December 31, 1998 purchasing power

	Contributed capital		
			HYLSAMEX
	Capital stock	Other contributed capital	Total
Balances at December 31, 1996	Ps360,490	Ps 1,856,526	Ps2,217,016
Changes in 1997:			
Dividends declared (0.64 nominal pesos per share)			
Net income			
Gain (loss) from holding nonmonetary assets			
Balances at December 31, 1997	360,490	1,856,526	2,217,016
Changes in 1998:			
Dividends declared (0.83 nominal pesos per share)			
Loss from options on own shares (Notes 2.i and 10)			
Net income			
Cumulative translation adjustment (Note 2.c)			
Gain (loss) from holding nonmonetary assets			
Balances at December 31, 1998 (Note 11)	Ps360,490	Ps 1,856,526	Ps2,217,016

This statement is applicable to and also forms part of the individual financial statements of Hylsamex, S. A. de C. V as Parent company.

The accompanying seventeen notes are an integral part of these financial statements.

Earned surplus						
Retained earnings	Surplus on restatement of capital	Equity in shares of subsidiaries and associated companies	Total	Total majority interest	Minority interest	Total stockholders' equity
Ps7,155,562	Ps319,190	Ps1,372,128	Ps8,846,880	Ps11,063,896	Ps1,356,102	Ps12,419,998
(263,791)			(263,791)	(263,791)		(263,791)
201,056		1,799,898	2,000,954	2,000,954	43,308	2,044,262
	92,096	(1,469,352)	(1,377,256)	(1,377,256)	(132,753)	(1,510,009)
7,092,827	411,286	1,702,674	9,206,787	11,423,803	1,266,657	12,690,460
(308,082)			(308,082)	(308,082)		(308,082)
(64,361)			(64,361)	(64,361)		(64,361)
170,306		(132,182)	38,124	38,124	23,087	61,211
	(12,478)	(69,047)	(81,525)	(81,525)		(81,525)
	333,579	(522,736)	(189,157)	(189,157)	(29,101)	(218,258)
Ps6,890,690	Ps732,387	Ps 978,709	Ps8,601,786	Ps10,818,802	Ps1,260,643	Ps12,079,445

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

BALANCE SHEET

HYLSAMEX, S. A. DE C. V. (PARENT COMPANY)

AT DECEMBER 31, 1998 WITH COMPARATIVE FIGURES FOR 1997

Thousands of Mexican pesos of December 31, 1998 purchasing power

	1998	1997
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	Ps 53,886	Ps 156,715
Trade accounts receivable (Note 3)	368,156	382,977
Account receivable from subsidiary (Note 8)	626,783	485,162
Other accounts receivable	12,231	19,898
Total current assets	1,061,056	1,044,752
LONG-TERM ACCOUNT RECEIVABLE FROM SUBSIDIARY (Note 8)	815,101	1,393,719
INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Notes 2.c and 5)	2,405,798	71,793
INVESTMENT IN SHARES OF SUBSIDIARIES (Notes 1 and 2)	8,806,035	11,259,086
LAND	18,934	18,934
DEFERRED CHARGES (Note 2.e)	4,755	
Total assets	**Ps 13,111,679**	**Ps 13,788,284**

The accompanying seventeen notes are an integral part of these financial statements.

	1998	1997
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	Ps 519,705	Ps 352,344
Bank loans	49,390	
Accounts payable to subsidiaries (Note 3)	368,937	433,722
Accounts payable and accrued expenses	39,630	21,995
Total current liabilities	977,662	808,061
LONG-TERM LIABILITIES:		
Long-term debt (Note 8)	1,273,377	1,556,420
Other liabilities (Note 2.i)	41,838	
Total long-term liabilities	1,315,215	1,556,420
Total liabilities	2,292,877	2,364,481
STOCKHOLDERS' EQUITY (Note 11):		
Nominal capital stock	121,878	121,878
Restatement of capital stock	238,612	238,612
	360,490	360,490
Other contributed capital	1,856,526	1,856,526
Contributed capital	2,217,016	2,217,016
Earned surplus	8,601,786	9,206,787
Total stockholders' equity	10,818,802	11,423,803
CONTINGENCIES AND COMMITMENTS (Notes 15 and 16)		
Total liabilities and stockholders' equity	**Ps 13,111,679**	**Ps 13,788,284**

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V.

FOR THE YEAR 1998 WITH COMPARATIVE FIGURES FOR 1997

Thousands of Mexican pesos of December 31, 1998 purchasing power

	1998	1997
Revenues arising from:		
Net sales	Ps 3,483,893	Ps 4,047,596
Dividends received	311,691	268,453
Services rendered to subsidiaries	124,159	158,136
	3,919,743	4,474,185
Costs and expenses:		
Cost of sales	(3,483,882)	(4,046,152)
Operating expenses	(126,471)	(142,931)
	(3,610,353)	(4,189,083)
Operating income	309,390	285,102
Comprehensive financing expense, net (Note 12)	(115,465)	(80,207)
	193,925	204,895
Other (expense) income, net	(23,213)	140
Income before the following provision	170,712	205,035
Provision for income tax	(406)	(3,979)
Income before equity in subsidiaries and associated company	170,306	201,056
Equity in subsidiaries and associated company:		
Income for the year	179,509	2,068,351
Dividends received	(311,691)	(268,453)
	(132,182)	1,799,898
Net income	Ps 38,124	Ps 2,000,954
Earnings per share, in pesos (Note 2.I)	**Ps 0.156**	**Ps 8.209**

The accompanying seventeen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V.

FOR THE YEAR 1998 WITH COMPARATIVE FIGURES FOR 1997

Thousands of Mexican pesos of December 31, 1998 purchasing power

	1998	1997
OPERATIONS		
Net income	Ps 38,124	Ps 2,000,954
Items not affecting resources:		
Equity in income of subsidiaries and associated company, net	132,182	(1,799,898)
Other, net	92,979	79,364
	263,285	280,420
Changes in working capital, other than financing:		
Accounts receivable	22,488	67,828
Accounts payable and accrued expenses	(47,150)	(35,264)
	(24,662)	32,564
Resources provided by operations	238,623	312,984
FINANCING		
Loans received	729,445	934,181
Repayment of loans	(809,676)	(486,440)
Accounts with subsidiaries	436,997	(453,580)
Dividends declared	(308,082)	(263,791)
Resources provided by (used in) financing activities	48,684	(269,630)
INVESTMENT		
Investment in shares, net	(362,858)	
Other, net	(27,278)	523
Resources (used in) provided by investment activities	(390,136)	523
(Decrease) increase in cash and temporary investments	(102,829)	43,877
Cash and temporary investments at beginning of year	156,715	112,838
Cash and temporary investments at end of year	Ps 53,886	Ps 156,715

The accompanying seventeen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

NOTES TO CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
HYLSAMEX, S. A. DE C. V.

AT DECEMBER 31, 1998 WITH COMPARATIVE FIGURES FOR 1997

Thousands of Mexican pesos of December 31, 1998 purchasing power (except where otherwise indicated)

1. Activities of the Companies

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is one of the largest steel companies in Mexico and a market leader in each of its major product lines, which are intended primarily for the construction, autoparts and home appliance industries.

HYLSAMEX's activities are carried out through itself and through subsidiary companies of which it owns the majority of the common stock. Its activities are also carried out through associated companies, in whose management it has a significant participation but which it does not control. The principal subsidiaries and associated companies are:

	% ownership at December 31 (a)	
	1998	1997
Hylsa, S. A. de C. V. and subsidiaries:	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V.	51	51
Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Acerex, S. A. de C. V.	51	51
Hylsa International Corp.	100	100
Pegi, S. A. de C. V.	52	52
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I. Corp.	100	100
Ferro Minera Mexicana, S. A. de C. V.	100	100
Ferropak, S. A. de C. V.	100	100
Desperdicio en Pacas, S. A. de C. V.	100	100
Recuperación de Aceros, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (b) and subsidiaries:	100	100
Galvamet, S. A. de C. V. (b)		100
Galvak International, S. A. de C. V.	100	100
Galvamet Trading Inc.	100	100
Promotora Azteca, S. A. de C. V. and subsidiary:	100	100
Express Anáhuac, S. A. de C. V.	100	100
Hylsa-Bekaert, S. A. de C. V. and subsidiary:	51	51
Hylsabek, S. A. de C. V.	100	100
Hylsa Latin, L.L.C.	100	100
Consorcio Siderurgia Amazonia, Ltd. (c)	35	
CVG Siderúrgica del Orinoco, C. A. (c)	70	

(a) % ownership HYLSAMEX has in the holding companies and % ownership that these holding companies have in their subsidiaries and associated companies.

(b) Galvak, S. A. de C. V. and Galvamet, S. A. de C. V. were merged in January 1998, the latter being absorbed by the former.

(c) Ownership of Consorcio Siderurgia Amazonia, Ltd. (Amazonia) and CVG Siderúrgica del Orinoco, C. A. (Sidor), both foreign associated companies, was acquired in January 1998 (see Notes 2.c and 16).

2. Summary of Significant Accounting Policies

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The individual financial statements of HYLSAMEX (parent company) have been prepared in order to comply with legal requirements in Mexico to which it is subject as an independent legal entity. In these financial statements, the investment in shares of subsidiaries is accounted for by the equity method (paragraph c. below).

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information.

Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 1998 purchasing power.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of inflation on the financial statements were: 275.038, 231.886 and 200.388 at December 31, 1998, 1997 and 1996, respectively (1994 = 100).

Following is a summary of the most significant accounting policies:

a. Temporary investments

These investments are stated at market value.

b. Inventories and cost of sales (Note 4)

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs of the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

c. Investment in shares of associated companies (Note 5)

The investment in associated companies (see (c) of Note 1) is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

The investment in Amazonia and Sidor is determined based on their financial statements at September 30, 1998; therefore, it is accounted for by the equity method with a three-month lag. The financial statements of these foreign associated companies are conformed to accounting principles generally accepted in Mexico and translated to pesos at the rate of exchange prevailing at the closing date of HYLSAMEX (December 31). Since the investment in these associated companies is classified as a hedged liability, the exchange differences arising in connection with this investment are recorded directly in stockholders' equity. The effect of the translation of these financial statements is also included in stockholders' equity.

d. Property, plant, equipment and depreciation (Note 6)

Property, plant, equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets as determined by the companies.

The comprehensive financing cost incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

e. Deferred charges

This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to the deposits of extractable mineral of the mining subsidiaries, costs of development and implementation of integral computer systems, expenses for placement of debt and preoperating expenses, all of which are subject to amortization.

f. Other asset

This caption comprises an intangible asset related to the pension plan, and contributions made by Hylsa, S.A. de C.V. (Hylsa) to trust funds established for purposes of research and development of technology and for retirement plans.

g. Transactions in foreign currency and exchange differences (Note 7)

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income. Exchange differences arising from hedged liabilities are recorded in stockholders' equity under the caption cumulative translation effect.

h. Severance compensation (Note 9)

The cost of the employee retirement plans (pension and seniority premiums), both formal and informal, are recognized as expenses of the years in which the services are rendered in accordance with actuarial studies made by independent experts.

From 1999 onwards the companies will adopt the revised standards contained in Statement D-3 "Labor Liabilities", issued by the Mexican Institute of Public Accountants. These provisions: (a) cover accounting for benefits other than retirement benefits, such as health-care expenses; and (b) establish the obligation to record and disclose certain information relating to these benefits. In accordance with actuarial studies made for such purpose, various HYLSAMEX companies will have to recognize in 1999 a net liability of approximately Ps39,400, charging such amount to income.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

i. Derivative financial instruments on own shares (Note 10)

The liabilities arising from derivative financial instruments based on the price of the company's own shares are stated at fair value and are included in the balance sheet as other liabilities. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in stockholders' equity.

j. Comprehensive financing (expense) income (Note 12).

This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's monthly net monetary assets or liabilities during the year.

k. Income tax and employees' profit sharing (Note 14).

Income tax and employees' profit sharing are recorded using interperiod allocation procedures under the partial liability method. Under this method, the effect on income tax and profit sharing of nonrecurring timing differences between the taxable income and financial pretax income which are expected to reverse in an identifiable time period is recorded as deferred income tax and deferred employees' statutory profit sharing.

l. Earnings per share

Earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. There are no significant effects arising from potentially dilutive shares.

3. Balances and operations with related parties

In the individual balance sheet of HYLSAMEX, the caption "trade accounts receivable" includes balances with subsidiary companies of Ps159,839 in 1998 and Ps120,526 in 1997.

The statements of income include the following operations with related companies:

	1998	1997
Consolidated		
Corporate services paid	(Ps 250,148)	(Ps 249,263)
HYLSAMEX		
Sales	1,397,319	1,238,912
Purchases (cost of sales)	(3,495,251)	(4,057,166)
Operating expenses	(151,791)	(204,340)
Financial income	174,576	167,279

4. Inventories

Consolidated inventories were analyzed as follows:

	1998	1997
Finished products	Ps 650,457	Ps 634,918
Work in process	360,464	335,295
Raw materials	703,999	775,541
Spare parts, tools and materials	784,006	649,035
Net replacement cost	Ps 2,498,926	Ps 2,394,789

5. Investment In Shares of Associated companies

This investment comprised the following (see (c) Note 1):

	1998	1997
Amazonia / Sidor (see Note 16)	Ps 2,297,727	
Other	108,071	Ps 71,793
	Ps 2,405,798	Ps 71,793

6. Property, plant and equipment

Consolidated property, plant and equipment comprised the following:

	1998	1997
Land	Ps 859,650	Ps 853,565
Depreciable assets	29,101,085	28,188,535
Construction in progress and other assets	4,261,855	2,426,461
	34,222,590	31,468,561
Less - Accumulated depreciation	14,821,905	13,757,475
Net restated cost	Ps19,400,685	Ps17,711,086

At December 31, 1998 the cost of property, plant and equipment included Ps1,726,000 (Ps1,586,000 in 1997) of comprehensive financing cost capitalized.

Depreciation charged to income represented average annual rates of 3.05% in 1998 and 3.15% in 1997.

At December 31, 1998 Hylsa and several of its subsidiaries had purchase commitments for machinery and equipment of approximately US$38.2 million, related to the expansion and modernization programs for their productive plants.

Liens on fixed assets are referred to in Note 8.

7. Foreign currency position

At December 31, 1998 and 1997 the exchange rates were 9.88 and 8.05 nominal pesos to the U.S. dollar, respectively. At January 25, 1999, date of issuance of the audited financial statements, the exchange rate was 10.24 nominal pesos to the dollar.

Amounts shown below in this note are expressed in thousands of U.S. dollars (US$), since this is the currency in which most of the companies' foreign currency transactions are carried out.

At December 31, 1998 the companies had the following foreign currency assets and liabilities:

	Consolidated	HYLSAMEX
Monetary assets	US$ 83,432	US$ 154,332
Current liabilities	(299,913)	(57,612)
Long-term liabilities	(998,546)	(133,145)
	(1,298,459)	(190,757)
Foreign currency monetary position	(US$1,215,027)	(US$ 36,425)
Nonmonetary assets	US$1,251,054	US$ 23,261

The nonmonetary assets (inventories, machinery and equipment) mentioned above are those manufactured outside Mexico and are stated at their net restated cost. Nonmonetary assets also include the shares of foreign associated companies.

Following is a summary of the transactions in foreign currency:

	1998	1997
Consolidated		
Goods and services:		
Exports	US$ 156,830	US$ 250,435
Imports	(189,665)	(228,632)
Interest expense, net	(98,703)	(67,760)
Imports of machinery and equipment	(75,706)	(85,935)
HYLSAMEX		
Interest expense, net	(19,861)	(15,400)

8. Long-term debt

At December 31, 1998 the long-term debt comprised the following:

	Consolidated	HYLSAMEX	Interest rate (*)
Loans in U.S. dollars:			
Bonds (a)	Ps 2,928,641		9.82%
Debentures (b)	856,620		6.11%
Bank loans secured by the assets purchased	1,341,349		7.61%
Bank loans secured by export sales (c) (d)	1,652,019	Ps 1,441,884	7.56%
Unsecured bank loans (e)	4,018,834	351,198	7.23%
Other	101,806		6.91%
Loans in Mexican currency:			
Bank loans secured by the assets purchased	46,614		36.74%
Unsecured bank loans	1,312,500		41.66%
	12,258,383	1,793,082	
Current maturities	(1,105,828)	(519,705)	
Long-term debt	Ps11,152,555	Ps 1,273,377	

Long-term maturities of the debt are as follows:

	Consolidated	HYLSAMEX
2000	Ps 2,388,812	Ps 482,540
2001	1,332,609	267,753
2002	1,765,885	303,428
2003	1,510,221	219,656
2004 to 2007	4,155,028	
	Ps11,152,555	Ps 1,273,377

(*) The interest rates shown are the average nominal rates at December 31, 1998.

(a) The bonds, amounting to US$300 million, were placed outside Mexico by Hylsa in September 1997 and are payable in the year 2007 with the option to be repurchased from the year 2002 onwards.

(b) The debentures are temporarily secured by the Hylsa shares owned by HYLSAMEX, which will be replaced by certain assets of Hylsa and HYLSAMEX. This liability, with a face value of US$100 million, is shown net of a discount of US$13.3 million (equivalent to Ps131,180).

(c) Includes loans of US$163.1 million which contain certain covenants for HYLSAMEX such as the obligation to channel specific cash flows to guarantee the next maturity and the obligation to supply products manufactured by Hylsa, as well as the obligation to lend a portion of the proceeds to Hylsa, which must comply with certain financial ratios. These liabilities are shown net of a cash deposit of US$17.1 million (equivalent to Ps169,398) applicable to the current portion.

(d) Includes a loan of US$27 million obtained by Galvak, S. A. de C. V. (Galvak), which is shown net of a cash deposit of US$5.9 million (equivalent to Ps58,764) applicable to the current portion.

(e) Includes loans of US$245.7 million contracted by HYLSAMEX and Hylsa in January 1998 to cover the acquisition of a 35% interest in Amazonia (see (c) of Note 1) payable in a five-year time period from the year 2000 onwards.

The loan agreements contain the usual covenants, several of which require maintenance of certain financial ratios. In the event noncompliance with such ratios is not cured in a time period satisfactory to the banks, the latter may require immediate payment of the entire indebtedness. At December 31, 1998, two subsidiaries (Hylsa and Galvak) had long-term loans of US$280 million (equivalent to Ps2,766,000) in respect of which they were not in compliance with certain financial ratios; however, at January 25, 1999 the subsidiaries had obtained temporary waivers covering almost all such debt and were in the process of obtaining the remainder.

At December 31, 1998 property, plant and equipment for Ps2,234,000, shares of subsidiaries and associated companies with a book value of Ps1,981,000 and certain export sales were pledged to guarantee liabilities totaling Ps3,896,000.

9. Estimated Liabilities for Seniority Premiums and Pension Plans

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums), both formal and informal, covers all employees and is based primarily on their years of service, their present age and their remuneration at retirement date.

Hylsa has established an irrevocable trust fund for the payment of pensions and seniority premiums. No contributions were made to these funds in 1998; in 1997 these contributions amounted to Ps137,323.

Following is a summary of the principal consolidated financial data relative to these obligations:

	1998	1997
Accumulated benefit obligation	Ps 685,697	Ps 732,179
Plan assets at market value	(224,989)	(238,765)
Accumulated net liability	Ps 460,708	Ps 493,414
Projected benefit obligation	Ps 751,525	Ps 819,248
Plan assets at market value	(224,989)	(238,765)
Unamortized prior service costs (transition liability)	(595,078)	(659,576)
Unamortized actuarial gains and losses	270,213	197,521
Projected net liability	201,671	118,428
Additional liability	284,255	392,618
Estimated liability for seniority premiums and pension plans	Ps 485,926	Ps 511,046
Net cost for the year	Ps 85,952	Ps 83,430

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits.

	1998	1997
Amortization period:		
Transition liability	16 years	17 years
Unamortized actuarial gains and losses	18 years	18 years
Weighted real discount rate	6%	5%
Real estimated return on plan assets	7%	6.5%

10. Derivative Financial Instruments on Own Shares

HYLSAMEX has entered into several equity derivative contracts with respect to its shares. As a result, it has the right and/or the obligation to purchase and/or sell them at the agreed price (specified strike price). The number of shares involved and maturities of these contracts are as follows:

	Rights and/or obligations to	
	Purchase	Sell
2000	2,323,094	
2001	3,358,077	408,500
	5,681,171	408,500

In accordance with the above-mentioned contracts HYLSAMEX can elect, at the maturity date, either to purchase or sell shares or liquidate any difference in cash between the market value of the shares and the specified strike price, taking into account the upper or lower limits stipulated in the contracts. In all the contracts the amounts involved are in U.S. dollars. The specified strike price and/or number of shares are adjusted by the dividends paid. Payments of premiums are stipulated at the beginning.

The net effect of these operations, amounting to Ps64,361, was recorded directly in stockholders' equity.

11. STOCKHOLDERS' EQUITY

At December 31, 1998 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement increment	Restated amount
Contributed capital:			
Capital stock	Ps 121,878	Ps 238,612	Ps 360,490
Other contributed capital	668,502	1,188,024	1,856,526
	790,380	1,426,636	2,217,016
Earned surplus:			
Retained earnings	3,257,101	3,633,589	6,890,690
Surplus on restatement of capital		744,865	744,865
Cumulative translation adjustment		(12,478)	(12,478)
	3,257,101	4,365,976	7,623,077
Equity in shares of subsidiaries and associated companies:			
Retained earnings	844,698	173,555	1,018,253
Surplus on restatement of capital		29,503	29,503
Cumulative translation adjustment		(69,047)	(69,047)
	844,698	134,011	978,709
	4,101,799	4,499,987	8,601,786
Total majority interest	4,892,179	5,926,623	10,818,802
Minority interest	548,955	711,688	1,260,643
Consolidated stockholders' equity	Ps 5,441,134	Ps6,638,311	Ps12,079,445

The subscribed and paid-in capital stock comprised 243,756,094 Series "B" common shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

In 1996 the stockholders resolved to increase the fixed minimum portion of the capital stock by issuing 43,000,000 Series "B" shares, with the same characteristics as the current outstanding shares, to be placed in the domestic and foreign markets. At the date of issuance of these financial statements, such placement had not been made and therefore the capital stock increase had not been subscribed or paid in.

Dividends paid from previously taxed earnings are not subject to any additional tax (at December 31, 1998 these earnings amounted to approximately Ps1,090,000). For dividends paid from retained earnings which have not previously been taxed, a tax equivalent to 53.85% of the dividend will be payable by the company. In the event dividends are paid to individuals or to residents abroad other than from previously taxed earnings, they will also be subject to a maximum withholding tax equivalent to 7.69%.

In the event of capital stock reductions, any excess of stockholders' equity over capital contributions plus net taxable income and net reinvested taxable income, calculated in accordance with the procedures specified in the Mexican Income Tax Law, is accorded the same tax treatment as dividends.

The surplus on restatement of capital comprises principally the accumulated gain from holding nonmonetary assets and represents the difference resulting from restating these assets by the specific cost method and their restatement based on inflation measured in terms of the NCPI.

At December 31, 1998 the cumulative translation adjustment was as follows:

Gain on translation of financial statements of foreign associated companies	Ps 14,606
Exchange loss from hedged liabilities in respect of foreign associated companies	(96,131)
	(Ps 81,525)

12. COMPREHENSIVE FINANCING (EXPENSE) INCOME

This item is analyzed as follows:

	1998	1997
Consolidated		
Financial expense	(Ps 1,486,322)	(Ps 1,112,473)
Financial income	143,728	118,795
Exchange loss, net	(2,256,518)	(227,769)
Gain on monetary position	1,733,414	1,141,463
	(1,865,698)	(79,984)
Portion capitalized in property, plant and equipment (Note 6)	231,817	
	(Ps 1,633,881)	(Ps 79,984)
HYLSAMEX		
Financial expense	(Ps 222,761)	(Ps 179,766)
Financial income	206,390	189,011
Exchange gain, net	39	1,634
Loss on monetary position	(99,133)	(91,086)
	(Ps 115,465)	(Ps 80,207)

13. SPECIAL ITEMS, NET

Management has followed the practice of recording in this caption those charges and credits which, due to their unusual nature or nonrecurring characteristics, do not represent normal operations of the company. Additionally, this caption includes special charges related to programs for increasing productivity and reducing expenses and costs.

The net charge to consolidated income was as follows:

	1998	1997
Loss on sale of fixed assets	(Ps 2,002)	(Ps 21,505)
Indemnities and other	(35,939)	(26,706)
	(Ps 37,941)	(Ps 48,211)

14. INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

HYLSAMEX and each of its subsidiaries determine their income (loss) and employees' profit sharing for tax purposes on an individual basis.

The net charge to consolidated income for these concepts was as follows:

	1998	1997
Income tax	(Ps 9,127)	(Ps 225,717)
Asset tax	(115,983)	(142,794)
	(125,110)	(368,511)
Extraordinary items:		
Income tax reduction from realization of tax loss carryforwards from prior years	7,686	209,892
Asset tax credit from prior years		8,880
	7,686	218,772
	(Ps 117,424)	(Ps 149,739)

At December 31, 1998 there were unapplied consolidated tax loss carryforwards, which may be restated for inflation through the date they are applied against future taxable profits, expiring in the following years:

2001	Ps 23,941
2002	257,400
2003	221,774
2004	293,376
2005 to 2008	1,632,481
	Ps 2,428,972

The foregoing amounts include the effect of restatement through December 31, 1998.

Taxable income differs from accounting income due to: (a) permanent differences, mainly in the amounts recorded to reflect the effects of inflation, and (b) timing differences affecting accounting and taxable income in different periods, basically the deduction of inventory purchases for tax purposes and certain provisions. Due to their recurring nature, these timing differences do not require recognition of deferred taxes.

Asset tax is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of asset tax exceeds the income tax due. Asset tax paid may be carried forward and credited against income tax payable in the following ten years, to the extent income tax exceeds asset tax in those years. At December 31, 1998 there was recoverable consolidated asset tax expiring in the following years:

1999	Ps 168,581
2000	140,768
2001	121,881
2002	115,871
2003 to 2008	685,741
	Ps 1,232,842

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

15. CONTINGENCIES

In 1995 and 1996, Hylsa was assessed additional income tax for the years 1990 and 1993 in the amount of Ps376,000, not including surcharges and restatement for inflation. Hylsa has appealed against this claim and in the opinion of its legal advisors a favorable result should be obtained. Should the appeal not be successful, the company has various offsetting rights which would reduce the amounts payable, such that the resulting liability would not be material. Therefore, HYLSAMEX's management did not consider it necessary to record any provision in connection with this contingency in the financial statements.

HYLSAMEX is jointly liable for the additional payments assessed to Hylsa.

16. COMMITMENTS

Sidor's share purchase and sale agreement contains certain obligations guaranteed by Amazonia and its shareholders for up to US$150 million, which refer to the obligation to continue with Sidor's operations, an obligation to supply the requirements of the Venezuelan market, make certain capital investments, manage the labor force, as well as the obligation to maintain majority ownership of Sidor. Additionally, Amazonia entered into an agreement under

which it and its stockholders are jointly liable for liabilities of Sidor amounting to US$603 million. This guarantee refers only to any interest earned and unpaid during the first two years (1998-1999), but from the third year onwards it also covers any principal amounts due and unpaid. Amazonia contracted a long-term bank loan, which has a remaining balance of US$385 million at September 30, 1998 and matures on January 27, 2000, to partially cover the acquisition of Sidor's capital stock. Its own shares and the Sidor shares were pledged to secure this loan. HYLSAMEX's contingent liability is proportional to its 35% equity in Amazonia.

17. Year 2000

As many computer systems use only two digits to represent the year, they may be unable to accurately identify date data between the years 1900 and 2000. Consequently, remedial action where necessary must be implemented to avoid any disruption in the company's business operations as a result of possible miscalculations or systems failures.

In order for the systems to be year 2000 compliant, among other factors, a timely identification of critical issues, concurrently with appropriate remedial action to be taken by the company's management and its main customers and suppliers (external agents), is necessary.

HYLSAMEX is aware of the year 2000 problem and has been working to solve it since 1997. To ensure the continuous operation of its companies following the year 2000, a readiness project was formalized at corporate level and responsibility was given to each company and division to administer and execute its Year 2000 Project. The scope of the project involves data systems and telecommunications infrastructure, central administrative and manufacturing systems, process control equipment and programs, users' equipment and applications, equipment with embedded chips and/or date processors, as well as significant suppliers and customers.

Additionally, the company has worked in conjunction with its suppliers, which may also be affected by the year 2000 issue, for the purpose of determining their current situation and identifying whether the company's operations are susceptible to system failures, processing errors or other year 2000 effects affecting its suppliers.

The estimated aggregate cost of the company's efforts to address the year 2000 issue will be US$4.5 million, incurred mainly in the automated, process control and manufacturing areas. Additionally, investments amounting to more than US$10 million have been made to modernize computer systems and equipment, at the same time resolving the year 2000 problem, such as the change to the SAP R/3 system which has been adopted by HYLSAMEX as the standard platform for its integrated information systems.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

FINANCIAL SUMMARY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

(ps. millions)

	1998	1997	1996	1995	1994
Total assets	28,593	25,524	23,172	25,674	23,449
Net working capital	2,874	2,922	2,547	2,236	2,762
Total liabilities	16,513	12,834	10,752	13,596	12,127
Total stockholders' equity	12,080	12,690	12,420	12,078	11,322
Net sales	12,522	13,922	13,284	12,178	9,380
Consolidated net income (loss)	61	2,044	2,917	445	(1,919)
Majority net income (loss)	38	2,001	2,844	425	(1,804)
Minority net income (loss)	23	43	73	20	(115)
Outstanding shares (millions)	243.756	243.756	243.756	243.756	243.756
Employees	8,353	8,096	7,604	6,894	7,197
Interest coverage	2.18	3.36	3.15	1.79	2.08
Financial leverage	1.37	1.01	0.87	1.13	1.07
Long-term liabilities / Property, plant and equipment	0.60	0.47	0.41	0.47	0.43
Long-term liabilities / Capitalization	0.49	0.40	0.36	0.43	0.40
Current ratio	1.07	1.36	1.20	1.06	0.96
Earnings (loss) per share (Ps)	0.156	8.209	11.670	1.744	(7.404)
Book value per share (Ps)	44.384	46.866	45.389	44.451	41.170

For additional information:
Othón Díaz, Investor Relations
Tel: (52-8) 328-1240
Fax: (52-8) 331-1885
Internet: odiaz@hylsamex.com.mx

Design by Pegasus Design, Inc. Houston, Texas www.pegasusdesign.com • English Version by Victoria S. Treviño • Photography by Gabriel Covián

Executive Team

Alejandro M. Elizondo
Hylsamex

Felipe Garza
HYLSA's Flat Products Division
Acerex

Régulo Salinas
HYLSA's Bar and Rod Division

Joaquín Guzmán
HYLSA's Tubular Products Division

Luis Garza T.
Galvak
Hylsabek

Raúl Quintero
HYL Technology Division

Mateo Quiroga
Raw Materials
Services

Ernesto Ortiz
Finance
Planning

J. Antonio Ramírez
Human Resources

Rafael R. Rubio
Economy and Trade

Board of Directors

Chairman
Dionisio Garza Medina

Directors
Gerardo X. Calderón Rojas
Alejandro M. Elizondo Barragán
Mauricio Fernández Garza
Bernardo Garza de la Fuente
Roberto Garza Delgado
Armando Garza Sada
Eduardo Garza T.
Alfonso González Migoya
Leopoldo Marroquín Morales
Ernesto Martens Rebolledo
Rafael R. Páez Garza
Rafael Rangel Sostmann
José de Jesús Valdez Simancas

Secretary
Leopoldo Marroquín Morales
Carlos Jiménez Barrera • *Alternate*

Statutory Auditor
Raúl Ramírez Valenzuela
Rodolfo Sandoval García • *Alternate*



HYLSAMEX

Munich 101, San Nicolás de los Garza, N.L. 66452 México
Tel: (52-8) 328-2828 Fax: (52-8) 328-1304
www.hylsamex.com.mx

HYLSAMEX



Hylsa's Flat Products Division

Galvak

Hylsa's Bar and Rod Division

Hylsa's Tubular Products Division

Mining

HYL Technology

Acerex


1999 Annual Report

Hylsamex, S.A. de C.V.
File No. 82-4252

HYLSAMEX

Hylsamex, one of Mexico's largest steel producers, is a market leader in its main product lines –principally oriented to the construction, manufacturing, autoparts, and home appliance industries.

Founded in 1943, it is a subsidiary of the Mexican company ALFA.

It encompasses Hylsa, with its five Divisions (Flat Products, Bar and Rod, Tubular Products, HYL Technology, and Raw Materials), as well as Galvak and Acerex.

The company also has subsidiaries for scrap processing, freight services, and steel distribution. In addition, it has stakes in the Benito Juárez-Peña Colorada Mining Consortium, in the electric power generating company PEGI, and Venezuela's Siderúrgica del Orinoco (SIDOR).

Its iron ore mines are located in Alzada and Manzanillo in the State of Colima. Its steel production plants are found in San Nicolás de los Garza and Apodaca, in the State of Nuevo León, and in Xoxtla, in the State of Puebla. Its steel processing facilities are also located in San Nicolás de los Garza.

Hylsamex enjoys strategic partnerships with over 10 companies from the United States, Germany, Venezuela, Argentina, Brazil, and Mexico.

The Company's stock trades on the Mexican Stock Exchange under the symbol "HYLSAMX".


Los Angeles
Dallas
Costa Rica
Venezuela
Chile

Hylsamex's Presence in the Western Hemisphere

SALES
(Thousand tons)


3500
3000
2500
2000
1500
1000
500
2136
2470
2793
2597
2849
95 96 97 98 99

EBITDA
(US$ Million)


400
350
300
250
200
150
100
50
233
287
335
296
295
95 96 97 98 99

OPERATING INCOME PER TON
(US$ per metric Ton)


100
80
60
40
20
79
80
85
74
66
95 96 97 98 99

CONTENTS

	Page
Financial Highlights	3
To Our Shareholders	4
Operations 1999	8
Management's Discussion and Analysis of Results	21
Independent Auditors' Report	25
Consolidated Financial Statements	26
Notes to Consolidated Financial Statements	36
Financial Summary	44
Executive Team — Board of Directors	45

FINANCIAL HIGHLIGHTS[1]

HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

	1999	1998	%Var.
Sales (thousand of tons)	**2,849**	2,597	10
Revenue per ton (US$)	**482**	487	(1)
Cost[2] per ton (US$)	**378**	373	(1)
EBITDA[3] (US$ million)	**295**	296	0
Income Statement (Ps million)			
Net Sales	**13,652**	14,065	(3)
EBITDA[3]	**2,947**	3,291	(10)
Depreciation and amortization	**1,076**	1,136	(5)
Operating income	**1,871**	2,155	(13)
Majority net income	**683**	43	1,488
Net income per share	**2.800**	0.176	1.491
Balance Sheet (Ps million)			
Total assets	**28,212**	32,115	(12)
Total liabilities	**15,736**	18,548	(15)
Consolidated stockholders' equity	**12,476**	13,567	(8)
Book value per share (Ps)	**44.489**	49.851	(11)

1 In the editorial section of this annual report, monetary figures are expressed in pesos (Ps) as of December 31, 1999 or dollars (US$), unless otherwise specified. Comparisons are in real terms, that is, discounting the effects of inflation. Volume figures are in metric tons.

2 Cost of goods sold before depreciation and amortization plus operating expenses.

3 Operating income before depreciation and amortization.

For Hylsamex, 1999 proved to be a year of transition, during which the market's recovery effects began to be evident. The Company increased its sales volume, slashed its cost structure, and improved its operational efficiency thanks to the benefits of its newly concluded expansion and modernization program. Its financial results, in dollar terms, reflected these circumstances and posted a gain over last year's figures. In addition, indebtedness began reducing.

This performance proved that the strategy of building a world-class plant, through a US$ 1.6 billion investment in the 90s, has been an appropriate one in order to confront the steel market's changing conditions.

As always, our personnel's professional commitment, effort, and responsibility were instrumental to the achievements attained.

OPERATIONS

Hylsamex faced a more favorable economic and business climate in 1999, particularly in the second semester. This came as a result of a stronger than expected performance by the Mexican economy, a rebound in international steel prices, and a decline in steel imports.

The Company's sales volume reached 2.8 million tons, a 10% increase over 1998. Value-added products, such as cold-rolled steel sheet, coated steel, and insulated panels, accounted for 58% of total shipments.

The domestic market sales reached 2.5 million tons, up 5% from 1998. In addition to an increase in demand, sales were buoyed by a downturn in unfair import practices.

In light of improved conditions prevailing in international markets, export volume jumped 50% against last year's figures and accounted for 13% of total shipments. Income derived from exports totaled US$ 195 million.

New facilities, which began operating in late 1998 and early 1999, quickly overcame their startup curve and contributed to increase volume, cut costs, and manufacture high value-added products.

The HYL Technology Division continues reaffirming its world leadership in the direct-reduction technology field. It set two new plants into operation, one in Russia and the other in Saudi Arabia, and is about to launch another in Venezuela. In addition, it signed a contract for a new plant in Malaysia and four letters of intent in Venezuela, Russia, Brazil, and Egypt.

Additionally, Hylsamex's productive and managerial activity was unhampered by the Y2K computer problem. The Company allocated US$ 3.5 million dollars to systems platform upgrading.

FINANCE

Hylsamex's financial results, in dollar terms, posted an increase in 1999 over 1998 figures, despite the fact that international steel prices did not begin rebounding until the second semester.

In peso terms, the Company registered earnings of Ps 13,652 million and operating profits of Ps 1,871 million —a 3% and 13% decrease, respectively, against 1998 figures due to the Mexican peso's rising strength. In dollar terms, income increased 6.5% and profits remained comparable to 1998 levels.

Hylsamex's operating profit per ton amounted to US$ 66 in 1999, less than 1998 figures, albeit exceeding those posted by leading U.S. competitors whose profit ranges between 40 and 50 dollars per ton.

Capital expenditures for the year totaled US$ 83 million, targeted at liquidating outstanding payments for equipment purchases and normal investments made to keep facilities working in optimum condition.

The Company generated a US$ 295 million EBITDA, measured operating cash flow during the year, similar to 1998. The debt level was reduce by US$ 53 million allowing the Company to slightly improve its financial condition, as evidenced by its net debt to equity ratio, which fell from 1.15 to 1.03.

Efforts were also aimed at restructuring short-term debt under more agreeable terms. A total of 300 million was refinanced through its Hylsa and Galvak subsidiaries.

STRATEGY

Once modernization and expansion objectives set several years ago were achieved, Hylsamex reinforced its other strategies to consolidate its position as a leading North American steel producer.

In 1999, Hylsamex tapped the steel market's increasing drive to operate its plants, including its new facilities, at high-capacity levels, significantly increasing the manufacture of value-added products: average thin hot-rolled steel monthly sales rose 57%, for example, while coated steel sales volume increased 23%.

In addition, it successfully reduced production costs. Headway was made by slashing the man-hours needed to produce a ton of steel by 15%, while both electricity and electrode consumption in molten steel production were decreased by 5% and 10%, respectively.

In order to reinforce the higher value-added product strategy, a new organizational unit, known as Galvacer, was created. It encompasses Galvak, Galvamet, Hylsa's Tubular Products Division, and Aceros Prosima.

The synergy derived from this new business unit will translate into a more efficient operation and a more solid and competitive market position for these companies.

In late 1999, Hylsamex decided to sell its 50% equity stake in Hylsabek, a joint venture with Belgium's NV Bekaert, upon receiving an attractive purchase bid. The US$ 11 million obtained from the sale was targeted to decreasing the Company's debt.

On the other hand, Siderúrgica del Orinoco (SIDOR), a non-consolidated Venezuelan associated company, underwent a difficult 1999 due to the unfavorable international steel climate and the crisis affecting the Venezuelan economy. This situation made its debt restructuring necessary.

To that end, Hylsamex and its Consorcio Amazonia's partners are conducting negotiations with creditor banks.

OUTLOOK

Expectations for the year 2000 are optimistic. Forecasts point to a favorable economic climate, with a strong domestic demand, declining imports, and better international price conditions.

Hylsamex will focus its efforts on the primary goal of reducing its level of indebtedness. This will be possible by continuing to improve productive and financial performance, and by having a limited investment program earmarked for standard equipment replacement.

The Board of Directors appreciates the vote of confidence of its shareholders, personnel, customers, suppliers, and the financial community regarding the actions and policies implemented in 1999. It trusts to continue enjoing this support to ensure Hylsamex consolidated its position as the steel producer with the highest margin in North America.

February 9, 2000
San Nicolás de los Garza,
Nuevo León, México

Dionisio Garza Medina
Chairman of the Board

Alejandro M. Elizondo
Chief Executive Officer




Modernization program finished.
Investments for US$ 1,600 million
78% of the fixed assets in operation installed in the '90s
1990-1993
EAF and Caster at North Plant
Finishing Mill at Puebla Plant
Pickling Line #2
Galvanizing Line #2
Increased Stake in Peña Colorada
1994-1997
1st Phase of Flat Products Minimill
Painting Line #2
Continuous Caster at Puebla Plant
Modernization of 2P DRI Facility
Acerex
Galvamet
1998-1999
2nd Phase of Flat Products Minimill
Galvanizing Line #3
EBT Furnace at Puebla Plant
4M DRI Facility at Monterrey Plant
Pickling Line #3
Cold Mill #4
57% installed less than six years ago



1999 OPERATIONS

BUSINESS STRATEGY

In 1999, Hylsamex achieved the modernization and expansion goals set several years ago. This allowed the Company to pursue other strategic actions, such as a high utilization rate of new facilities, cost reduction programs, and higher participation in value-added products, necessary to consolidate its position as a leading North American steel company.

2.8 million tons sold —58% of which were high value-added products—, a US$ 295 million cash flow, and a US$ 66 per ton operating profit, confirmed that the investment strategy followed is the appropriate one to deal with the steel market's changing conditions.

Regarding production cost reductions, important progress was made by reducing the man-hours per ton produced by 15%. In addition, both electricity and electrode consumption in molten steel production were decreased by 5% and 10%, respectively.

In order to increase participation in higher value-added products, a new organizational unit, known as Galvacer, came into being. It encompasses Galvak, Galvamet, Hylsa's Tubular Products Division, and Aceros Prosima.

Hylsamex has implemented company-wide ecological measures, in compliance with Mexican regulations. Results have been very satisfying. Every Hylsamex company meets the current regulations pursuant to polluting emissions into the atmosphere and residual liquid and solid discharges.

Hylsa's Flat Products Division conformed to all commitments entered with the Mexican Federal Environmental Protection Agency, and it is being awarded the Clean Industry Certificate in early 2000.

In late 1999, Hylsamex sold its 50% equity stake in


MINING
PELLET PRODUCTION
(Million Tons)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
2.3
2.8
2.7
3.1
3.2
95
96
97
98
99

Hylsabek, a joint venture with Belgium's NV Bekaert, upon receiving an attractive purchase bid. The US$ 11 million obtained from the sale will be targeted to decreasing the Company's debt.

Foremost among Hylsamex's competitive advantages is the availability of a highly cost-competitive metallic charge, which reduces dependence on foreign scrap and ensures high-quality steel production.

This is made possible by our ownership of iron ore mines and the most advanced HYL® direct reduction technology.

RAW MATERIALS

1999 was another year of outstanding results for the Raw Materials Division. Mining activities registered important volume and cost benefits as a result of investment, thereby ensuring quality, availability, and low cost in pellet production.

Iron ore pellet produced at Las Encinas and the Benito Juárez-Peña Colorada Mining Consortium totaled 3.2 million tons, up 4% from 1998 figures. This became possible because the projected production levels for the start-up curves at the new San Ramón and Aquila mines at Las Encinas, and at the new autogenous mill at Peña Colorada, were exceeded.

Production costs at both companies decreased 7% against last year's figures.

HYL TECHNOLOGY DIVISION

The Technology Division continued reaffirming its world leadership in the direct reduction technology field. The successful operation of the Flat Products Division's 4M Plant in Monterrey, which is at the technological cutting edge with its incorporation of





HYL Plants in the World

MARKET PARTICIPATION BY TYPE OF TECHNOLOGY
(%)

Plants in operation and construction



OTHERS
(Pellet and Lump)
40
OTHERS
(Fines)
19
HYL
41

Projects



OTHERS
(Pellet and Lump)
30
HYL
70

breakthroughs, such as the reformerless process design and the pneumatic system to transport and directly feed hot DRI into the furnace, was a significant event.

This entails multiple advantages: the Division benefits from a substantial competitive position when marketing its technology, thereby increasing its sales potential. For the Flat Products Division, it represents a competitive edge in both gas and electricity consumption, as well as in the melt shop productivity.

On the international front, the Division put into operation a new, 1 million ton per year capacity direct reduction plant in Russia, another 1.1 million tpy plant in Saudi Arabia, and is nearing completion of another 1.5 million tpy plant in Venezuela. In addition, it signed an agreement in Malaysia for a 1.3 million annual ton plant and secured four letters of intent in Venezuela, Russia, Brazil, and Egypt, for 4.2 million tons total capacity.

The sale of training and technical assistance services in other areas of the steel process exceeded four-fold the level registered in 1998. 2,300 man-weeks worth of services were provided to technicians from China, Egypt, Malaysia, Saudi Arabia, India, Spain, Colombia, and Peru in production, maintenance, quality, and product marketing.

Another achievement was the development of the



process known as HY-Recovery®, which will offer an inexpensive solution to the ecological problem of toxic dust emissions by iron and steel plants operating from scrap metal, by recovering any iron and contaminating metals present in mill waste.

HYLSA's FLAT PRODUCTS DIVISION

In 1999, the Division registered an outstanding performance despite the fact that the apparent domestic consumption of flat products fell for the second consecutive year, with an estimated 1% reduction against 1998 levels.

The Division's performance was a result of the successful startup of its main investment projects in late 1998 and early 1999, which exceeded, in several instances, projected startup curves. Foremost among these was the operation of the 4M direct reduction plant, the minimill's second stage, the new pickling line, a new cold mill, and the new hydrogen annealing line.

Putting these facilities online resulted in higher volume, decreased operating costs, better quality, and a larger share of value-added products.

The Flat Products Division posted a record-breaking total of 1.7 million tons in sales, up 17% from 1998.

Shipments to the domestic market rose 13%, to 1.5 million tons. This became possible due to a significant drop in imports, particularly those under unfair trade conditions.

Paramount to this result are the growing sales of thin hot-rolled sheet, a more profitable and commercially attractive product. 1999 saw average monthly sales levels of 11 thousand tons, far exceeding last year's 7 thousand ton monthly average.

Exports also grew 59% in response to rebounding international prices and the economic strength of the leading industrial nations. Their share of total sales amounted to 11% and generated US$ 65 million in income.



FLAT PRODUCTS DIVISION
SALES
(Thousand of Tons)
2500
2000
1500
1000
500
1224
1412
1628
1440
1682
95
96
97
98
99



FLAT PRODUCTS DIVISION
SALES OF THIN HOT-ROLLED SHEET
(Thousand of Tons)
300
250
200
150
100
50
265
187
144
123
126
56
75
84
96
97
98
99
EXPORTS
DOMESTIC



On the ecological front, all commitments entered with the Mexican Federal Environmental Protection Agency —stemming from a voluntary environmental audit conducted in 1996— were met earlier than expected.

Chief among actions taken are the installation of modern smoke and dust collection systems in the mill, the construction of a water treatment plant and the purchase of alarm systems for contingency control. These measures were complemented with personnel training courses to reinforce environmental awareness.

As a result of these efforts, the Flat Products Division was nominated for the Clean Industry Certificate awarded by the Mexican Federal Environmental Protection Agency, which it is set to receive in early 2000.

In order to increase the minimill's operating efficiency, a US$ 18 million investment was approved for a second downcoiler and a third roll grinder. These projects will allow greater production reliability, bottleneck elimination, greater productivity regarding equipment use, and increased thin and ultra-thin hot-rolled sheet production.

Another US$ 10 million was authorized for the second stage of the investment program in hydrogen annealing equipment, which will result in greater cleanliness in the steel sheet destined for manufacturing higher value-added products.

ACEREX

The Company devoted to flat steel processing also had an outstanding performance, despite falling


ACEREX
SALES
(Thousand of Tons)
300
250
200
150
100
50
135
216
209
250
96
97
98
99

domestic demand for these products and increased competition from other Mexican companies.

Faced with this climate of increased commercial demands, the Company reinforced its strategy of focusing on customers demanding products with high quality requirements and greater value-added services.

In order to pursue these goals, a new slitter line began operations, thereby increasing production by 144 thousand tons a year, and offering Acerex additional flexibility to improve customer service.

The Company's total sales amounted to 250 thousand tons, a 19% increase over last year's figures.

Shipments to the domestic market, aided by imports' lower profile, also exceeded the previous year's levels. In-bond sales grew 22%, with direct sales rising 37%.

Acerex's financial results were very positive and surpassed 1998 results. Income rose 23%, while operating profit increased 2%.

In a quest for greater operating efficiency, investments were made to upgrade information systems that will allow a greater control over the flow of materials in the plant, as well as strengthen product quality monitoring.

With the aim of exploiting the opportunities offered by the growth of the automotive market in Mexico, Acerex conducted the necessary audits in order to obtain the QS-9000 Quality Certificate, which should be granted in early 2000.

Instrumental to achieving these 1999 results was the support of Worthington Industries, our U.S. partner and the leader in the flat steel processing business.

BAR AND ROD DIVISION SALES
(Thousand of Tons)


1200
1000
800
600
400
200
764
954
1029
1001
976
95 96 97 98 99

BAR AND ROD DIVISION LABOR PRODUCTIVITY
(Man-Hours/ton)


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
3.1
2.5
2.4
2.4
2.2
95 96 97 98 99





HYLSA's BAR and ROD DIVISION

The Division's 1999 results were influenced by the significant rise in imports, particularly of wire rod, which constrained growth of domestic sales and reduced long product prices.

The long products' markets —the rebar in particular— also were affected by the lack of drive in the construction industry for a second consecutive year.

The Division registered 976 thousand tons in total sales, down 2.3% against 1998 figures. This was attributable to falling sales of semi-finished products, such as billet, due to the difficulties faced by producers of angle and light-wall profiles.

Finished product shipments increased 2.3% over 1998 levels, to 919 thousand tons. Rebar sales remained at levels comparable to 1998 figures, while wire rod sales grew 5%.

These results were aided by 22 thousand tons of cold heading quality wire rod sales, a new, higher-margin and value-added product.

In order to solve import issues, particularly those conducted under dumping conditions, Mexican authorities launched an antidumping investigation against wire rod originating from the Ukraine.

On the production front, mention must be made of the benefits of the new EBT furnace at the Puebla Plant, which contributed to a 15% decrease in variable unit cost. Also, a greater operating efficiency of the direct reduction plant contributed to an increase in the DRI's metallization and carbon content, as well as using a metallic charge in the electric furnace with an 88% share of DRI.

The investment program at the Puebla Plant also made progress, which will allow the production of high



value-added, and more profitable, wire rod products. US$ 18 million was earmarked for this purpose.

In order to achieve this plant's new productive configuration, a new ladle furnace was installed in August, which surpassed its startup curve. In October, a new vacuum degassing furnace was successfully put into operation.

Also approved was the installation of a reducing sizing mill as well as state-of-the-art dimension control equipment for production of special quality bars. This investment amounts to US$ 12 million.

This equipment will allow the production of higher value-added products by improving dimension tolerances in the wire rod and making possible the fabrication of special quality bars for auto-motive purposes.

With the aim of making the most of the new facilities and paving the way for autoparts industry customers, the Puebla Plant began the procedures to obtain the QS-9000 Quality Certificate. It expects to do so in the year 2000.

On the ecological front, the Division made considerable progress. At the North Plant, particular attention was placed on reinforcing environmental awareness among its personnel. In addition, compliance exceeding the norm was achieved regarding emissions into the atmosphere and residual discharges.

The Puebla Plant made progress regarding the commitments entered with the Mexican Federal Environmental Protection Agency, stemming from a voluntary audit conducted in 1997. At year's end 1999, 73% progress had been achieved and main investments have already been made. Commitments are expected to be fully met in the year 2001, as agreed upon with the authorities.


GALVACER

Hylsamex in Processed Steel Products



We bring steel to life


GALVAK

GALVAMET

Hylsa

Aceros
Prosima

With the aim of reinforcing one of Hylsamex's three fundamental business strategies —increase market share in high value-added products— a new organizational unit was created in late 1999 with the name Galvacer.

It encompasses Galvak, Galvamet, Hylsa's Tubular Products Division, and Aceros Prosima. Products to be marketed are: hot- and cold-rolled sheet; coated steel sheet, both galvanized and painted; insulating panels and construction systems; pipe in various presentations, such as standard, line, OCTG, and industrial; as well as structural, commercial, and high-resistance profiles.

Two basic goals come into play: first, to achieve a more efficient and less expensive operation in the business units involved, making the most of the corresponding manufacturing process and marketing synergies. Of particular note is the integration and use of the existing distribution network, which will ensure an efficient coverage of Mexico, the United States, Central and South America.

Also relevant will be identifying new uses, products, and business opportunities that will result in increased added-value for the steel produced by Hylsamex's other companies.

The second goal is to be capable of offering customers a comprehensive package which will guarantee quality products, first-rate technical service, and high value-added solutions.

Sales posted by the companies and business units that make up Galvacer amounted to US$ 549 million in 1999, accounting for 40% of Hylsamex's total earnings.

GALVAK

In 1999, Galvak again had an excellent performance by making the most of the volume derived from expansions, a moderate 3% increase in the domestic demand for coated steel, and the U.S. market's strength.

The Company registered 466 thousand tons in total sales, a 27% increase over 1998 figures. Particularly instrumental to this were the 28% and



GALVAK
SALES
(Thousand Tons)
600
500
400
300
200
100
228
262
299
366
466
95 96 97 98 99
GALVAK
SALES BY TYPE OF PRODUCT
(%)
100
80
60
40
20
68 59 49 43 42
32 41 51 57 58
95 96 97 98 99
COMMERCIAL
HIGH SPECIFICATIONS

24% increase, respectively, in galvanized and painted sheet shipments.

Export volume, on the other hand, jumped 68% over 1998 levels. It accounted for 30% of total sales, against 21% in 1998.

As a commendation for its efforts and strategy to successfully participate in the international market, in November Galvak was awarded the 1999 National Export Prize, the highest honor of its kind in the country. Among the reasons cited for meriting this award were its modern and efficient marketing process, its Quality Development Center, and its creativity in its quest to conquer foreign markets.

Galvamet, Galvak's Construction Systems Division, increased its exports by 5%, thus offsetting the construction industry's faltering drive. In addition, it reinforced its quality approach regarding customer service.

Galvak's earnings rose 10% despite the adverse price environment influenced by an increased competition from imports.

To strengthen its financial position, Galvak obtained two long-term loans, one for US$ 75 million with the international banking community, and another for Ps 400 million with Mexican banks with whom it refinanced its total liabilities —mainly short term— and eliminated the pressure arising from important debt maturities in the next two years.

On the ecological front, Galvak's production facilities meet the environmental legislation in force.

In order to make the most of the advantages offered by the new electronic technologies and the growing use of the Internet, Galvak developed two marketing tools that improve customer service.

The first is a Distinguished Customer System that, in its first stage, allows a group of 30 customers to monitor the commercial process in its entirety, from the sales order to the product delivery. They can also directly review any aspect related to their purchase, account statement, available inventory, delivery times, etc.

Tubular Products Division
Sales
(Thousand of Tons)


250
200
150
100
50
124
137
172
156
168
95
96
97
98
99

Tubular Products Division
Fixed Costs per Ton
(Pesos Dec.99/ton)


2000
1500
1000
500
1360
1118
934
985
902
95
96
97
98
99



The second tool is the GPS system, which allows Galvak's trucks to be tracked and located. This increases distribution efficiency, makes trucks more productive, and offers an immediate knowledge of delivery times.

HYLSA's TUBULAR PRODUCTS DIVISION

For this Division, 1999 proved to be a more positive year than 1998. The apparent domestic demand for small diameter pipe rebounded 3%, although it continued to be affected by the growing presence of imports, which impacted volume and prices.

The Division registered 168 thousand tons in total sales, up 8% against last year's figures.

Domestic shipments, on the other hand, increased 10% over 1998. This was a result of pursuing a strategy of marketing higher value-added products such as conduction pipe and high-resistance profiles.

Exports grew 7% compared to 1998, accounting for 24% of the total. This level remained unchanged from 1998 levels.

Also important was the market diversification drive, particularly in Central and South America, as well as the rebound in oil prices, which had a positive effect on line pipe sales. The increase in exports of higher value-added products, such as conduit pipe, rectangular galvanized profile, and boiler pipe was also significant.

Among the synergies developed with the incorporation to the new Galvacer business unit, two stand out:

- On the production front, an improved coordination with pipe manufacture at Galvak has led to a more efficient use of existing equipment, as well as its full utilization.
- On the marketing side, it led to an increase in domestic sales and exports by tapping into Galvak's distribution network and rounding out the export product line with those manufactured by this company.

With regard to ecological issues, the Tubular Products Division's production facilities meet the environmental legislation in force.




SIDOR

ACEROS PROSIMA

In 1999, Aceros Prosima improved on its results posted in 1998. This service center of flat steel products is oriented to small-and medium-sized customers, covering a market segment outside the scope of other Hylsamex companies.

Its sales totaled 103 thousand tons, up 23% from 1998. This was a result of increasing, from 6 to 19, the number of cities where it enjoys a commercial presence, and expanding its product line with products such as steel plate.

RELEVANT EVENTS

SIDOR

1999 proved to be a difficult year for Siderúrgica del Orinoco (SIDOR), the non-consolidated Venezuelan associated company, with the adverse international steel market, a deep recession in the Venezuelan steel market, and a significant overvaluation of the local currency.

The Administration's efforts to curb the negative effects, such as a stringent cost-reduction plan, maximizing the use of production facilities, and a significant improvement in the use of working capital, were unable to prevent the company from being forced to begin a debt restructuring process.

To that end, Hylsamex and its partners are conducting negotiations with SIDOR's creditor banks. With the recovery of the Venezuelan economy, better international prices, and declining imports at dumping conditions, SIDOR is poised to markedly improve its results in the year 2000.

FINANCIAL ACTIVITIES

Foremost among strategies in 1999 was Hylsamex's debt reduction and liability refinancing.

The conclusion of the modernization program offered an excellent opportunity to earmark all free cash flow to debt servicing. In 1999, US$ 53 million was paid, which decreased total debt from US$ 1,430 million in December 1998 to US$ 1,377 million in December 1999. The divestment of the Hylsabek subsidiary contributed to this end.

On the other hand, an intense refinancing effort


GOVERNMENT OF INDIA

was made with the aim of dealing with long-term maturities, lowering short-term indebtedness to more sensible levels, and maintaining the debt's average life.

This effort, launched in December 1998 at Hylsa, with a Ps 1,250 million (US$ 125 million) syndicated bank credit, continued throughout 1999 with the securing of additional US$ 175 million in the following operations:

- In March 1999, a US$ 60 million commercial paper program, guaranteed by a letter of credit, 50% with 2-year maturities and 50% with 3-year maturities, was established in the United States.
- In March 1999, a US$ 75 million, 4.5-year loan was obtained, backed by Galvak's exports.
- In May 1999, Galvak signed a 3 year, Ps 400 million (US$ 40 million) syndicated bank loan.

Moreover, in January 2000, Hylsa rescheduled maturities corresponding to a US$ 210 million credit, partly guaranteed by a long-term sales contract in dollars.

The latter operation, together with those conducted in 1999, enabled Hylsamex's debt average life to remain at 4.0 years.

OUTLOOK

The outlook for 2000 is optimistic. A favorable scenario is foreseen with strong domestic demand, low imports, and improved international price conditions.

Hylsamex will seek to improve its financial performance by preserving its main products' market share and reaping the benefits of the industry cycle's upswing.

The Company's priority is to continue targeting all available cash flow to debt reduction, as well as exploring alternatives to consolidate its liabilities under more favorable terms and conditions.

In view of the fact that the 2000 investment budget is modest, and earmarked mainly for normal equipment replacement, sizeable progress in reducing Hylsamex's debt is being projected.

Management's Discussion and Analysis of Results

The following report should be read in conjunction with the Letter to Our Shareholders (page 4), Operations Report (page 8), Audited Financial Statements (page 26), and the Supplementary Information (page 36). The information is submitted in pesos (Ps) as of December 1999. Some figures are expressed in millions of dollars (US$) or in metric tons.

Shipments

Shipment volume totaled 2.849 million tons in 1999, reflecting a 10% increase over the 2.597 million tons registered in 1998. The positive performance in shipments was due to:

- A more favorable economic and trade environment in Mexico, particularly in the second semester, which yielded a 5% increase in domestic sales.
- A decrease in 1999 imports attributable to antidumping duties levied on certain flat steel products entering at dumping prices. In addition, the recovery of the world steel demand discouraged exports to the Mexican market.
- A significant increase in export sales, which mainly consisted of value-added products.
- The start-up of various projects at the Flat Products Division:
  - The expansion of its Mill #2, which doubled its annual installed capacity from 0.750 million to 1.500 million tons.
  - Mill #1 operated at an annual 0.550 million ton pace. With an overall capacity of 0.950 million tons, this facility represents Hylsamex's sole relevant idle capacity.

Sales Volume
('000 Metric Tons)

	1998	1999	Variation Tons	Variation Δ%
Domestic				
Flat	1,324	1,474	150	11.3
Long	1,025	1,002	(23)	(2.2)
	2,349	**2,476**	**127**	**5.4**
Export				
Flat	229	352	123	53.5
Long	19	21	2	10.9
	248	**373**	**125**	**50.2**
Total				
Flat	1,553	1,826	273	17.6
Long	1,044	1,023	(21)	(2.0)
	2,597	**2,849**	**252**	**9.7**

Revenue

In 1999, revenues amounted to Ps 13,652 million, 3% below the Ps 14,065 million posted the previous year, despite the fact that sales volume increased 10% in the same period.

Stating these figures in dollar terms puts in the spotlight the favorable development and encouraging perspectives shown by steel prices in 1999. Although the average revenue per ton in 1999 was US$ 482 —only slightly below the US$ 487 registered in 1998—, the declining trend witnessed in 1998 reverted in the first quarter 1999, with a steady improvement in revenue per ton.

Notwithstanding that steel prices in dollar terms behaved positively, the increase was not enough to offset the effect of domestic inflation. As a result, reductions in constant peso prices took place, clearly evident when comparing revenue per ton in 1998 —Ps 5,416— and in 1999 —Ps 4,792: a 12% drop. The appreciation of the Mexican peso did not permit product prices to be revised beyond their dollar growth to compensate for the purchasing power effect reflected by the Mexican Consumer Price Index.

Price and Revenue Analysis

	1998	1999	Variation	Variation Δ%
Revenue (Ps Millions)	14,065	13,652	(413)	(2.9)
Tons ('000)	2,597	2,849	252	9.7
Price (Constant Ps)	5,416	4,792	(624)	(11.5)
Price (Average US$)	487	482	(5)	(1.0)
Exchange rate (Ps/US$)	9.88	9.52		

Quarterly Revenue per Ton (US$)



600
500
400
508
511
470
461
464
476
488
496
1Q 98
2Q 98
3Q 98
4Q 98
1Q 99
2Q 99
3Q 99
4Q 99

Cost of Goods Sold

In 1999, cost of goods sold amounted to Ps 10,688 million, a 2% decrease from the Ps 10,878 million of 1998. This positive decrease was posted despite a 10% increase in shipments. Some factors support this cost decrease:

- Several investment projects began operating, with the ensuing cost reductions due to greater efficiencies.
- The significant appreciation of the peso against the dollar, which dampens the effect of inputs, given that approximately 70% of costs are dollarized.
- Costs in pesos fell 10% to Ps 3,752 in 1999, against Ps 4,189 in 1998. Per ton figures also benefited significantly, from an improved spread of fixed costs.

During 1999, the cost per ton, in dollar terms, did not reflect the benefits of the significant increase in shipments, due to:

- An increase in peso-related costs, particularly personnel-related costs, that have increased in dollar terms.
- Energy and fuels increases.
- A higher absolute level of fixed costs due to project initiation, although the per ton figure declined by US$ 5 (US$ 133 in 1999 against US$ 138 in 1998).

COGS Analysis

	1998	1999	Variation	Variation Δ%
COGS (Ps Millions)	10,878	10,688	190	(1.8)
Tons ('000)	2,597	2,849	252	9.7
COGS/Ton (Ps)	4,189	3,752	437	(10.4)
COGS/Ton (US$)	377	378	(1)	-

Operating Expenses

Hylsamex reported Ps 1,093 million in operating expenses in 1999, compared to Ps 1,032 million incurred in 1998, showing a 6% increase. This rise is mainly due to:

- Salary revisions, which slightly exceeded inflation rates.
- The new practice of reflecting finished products' freight cost recovered from the customer as part of the price, while being reflected in 1998 as a recovered expenditure.

Despite the above, the operating expenses to sales ratio increased to 8.0% in 1999 against 7.3% in 1998.

Operating Profit

Operating profit in 1999 totaled Ps 1,871 million, in comparison to the Ps 2,155 posted in 1998. In constant peso terms, the decrease is considerable, contrasting with the figures' similar levels in dollar terms.

Operating Profit

	1998	1999	Variation	Δ%
Ps millions	2,155	1,871	(284)	(13.2)
US$ millions	193	188	(5)	(2.7)

The figures in dollars best reflect Hylsamex's operating performance and are consistent with the favorable trend seen in international steel prices. The 3.7% appreciation of the Mexican peso is the main reason for the decline in operating profit. This is due to the ceiling imposed by the peso's exchange rate on domestic pieces, which discourages any increase beyond international pieces.

Operating Cash Flow

Hylsamex generated an EBITDA-measured operating cash flow of Ps 2,947 million (US$ 295 million) in 1999, compared to the EBITDA of Ps 3,291 million (US$ 296 million) generated in 1998. The figures in pesos show a deterioration that has to do with the decrease in operating profit measured in constant peso terms. The figures expressed in dollars reveal the positive shift in trend that started in the second quarter 1999, with the EBITDA holding at same levels as compared to 1998.

EBITDA
Quarterly Comparison
(US$ Millions)



76
68
78
76
71
81
71
70
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
1998
1999

Comprehensive Financial Results

The comprehensive financial result for 1999 consisted of a Ps 119 million net financial gain, contrary to the Ps 1,835 million net financial cost posted in 1998.

The Company's financial burden derived from its indebtedness, which is 94% dollar denominated, registered a very similar behavior in 1999 with respect to 1998. Financial expenses, in dollar terms, amounted to US$ 156 million in 1999, against the US$ 150 million of 1998 due to the increase in international rates, which was partially compensated by a decrease in total debt outstanding. The discrepancy observed in the Comprehensive Financial Result cannot, therefore, be attributed to financial expenses, which decreased in constant peso terms.

The positive Comprehensive Financial Result in 1999 is mainly the result of the performance of macroeconomic variables, such as the peso/dollar exchange rate and domestic inflation:

- The peso/dollar exchange rate underwent a nominal 3.7% appreciation, from Ps 9.878 in December 1998 to Ps 9.522 in December 1999, an effect that generated significant exchange rate-related gains. This contrasts with the 18.5% nominal devaluation experienced in 1998, when the exchange rate went from Ps 8.050 in early 1998 to Ps 9.878 at year end.
- Regarding domestic inflation and its effect on monetary earnings, the variations in the National Consumer Price Index was 12.3% in 1999, in contrast to the 18.6% in 1998. Consequently, the amount of monetary earnings declined.

Comprehensive Financial Results
(Ps Millions)

	1998	1999	Variation
Financial Expense	(1,669)	(1,554)	115
Financial Income	161	124	(37)
Financial Expense, Net	(1,508)	(1,430)	78
Exchange Gain (Loss), Net	(2,534)	342	2,876
Gain on Monetary Position	1,947	1,348	(599)
Total Financial Results	(2,095)	260	2,355
Capitalized Financial Results	260	(141)	(401)
Comprehensive Financial Results	**(1,835)**	**119**	**1,954**
Financial Expenditures (US$ Millions)	(150)	(156)	(6)
Outstanding Debt (US$ Millions)	1,430	1,377	53

Taxes and Profit Sharing

Income tax, asset tax, and employee profit sharing can be summarized as follows:

Taxes and Profit Sharing

	1998	1999	Variation
Income Tax and Asset Tax (Ps million)	132	163	(31)
Profit Sharing (Ps million)	8	29	(21)
	140	**192**	**(52)**

The tax burden has basically remained at Asset Tax-imposed levels. The Galvak subsidiary represents the sole instance where an income tax payment was made. However, the fiscal results of Hylsamex's various Divisions are steadily improving, making it necessary to resort to Ps 540 million in carryforwards from previous fiscal years. In addition, the Company made use of Ps 303 million in Asset Tax paid in previous years, namely 1989 and 1990. The remaining amount of asset tax subject to amortization totals Ps 1,097 million.

Special Items

Special items totaled Ps 103 million in 1999, an increase versus the Ps 43 million in 1998. The amount posted in 1999 can be largely attributed to three factors. The first, corresponding to a decline in assets, is the result of replacing two electric arc furnaces at the Bar and Rod Division's Puebla Plant for one with a greater capacity (Ps 39 million). The second covers worker's severance payments and others (Ps 90 million). Finally, the third involves a decrease in special items' negative figures due to the accounting profit stemming from the sale of a 50% stake in the Hylsabek subsidiary (Ps 26 million).

Equity in Associated Companies

Hylsamex is recognizing, through the equity method, its 35% stake in Consorcio Amazonia, which in turn possesses a 70% interest in Sidor (the Venezuelan steel producer privatized in January 1998). Upon Sidor's acquisition, Hylsamex opted to reflect the effect of Consorcio Amazonia's financial performance with a one quarter delay; acknowledging in 1999, the corresponding to the October 1, 1998 to September 30, 1999 period. The result of non-consolidated associated companies in 1999 consists of a Ps 987 million loss, against the Ps 88 million loss 1998 year-end figure. Consorcio Amazonia's deteriorating results occur even though a thorough streamlining transformation at Sidor was carried out in the first two years after the Company's acquisition. External factors are behind Sidor's declining results and their subsequent negative effect on Consorcio Amazonia, among them:

- Steel demand decreased approximately 50% in Venezuela.
- A depressed steel price environment, now in slow recovery.
- The bolivar's overvaluation, which makes imports more attractive and domestic related cost elements more expensive.

Sidor and Amazonia are meeting scheduled interest payments and continue receiving the firm support of Hylsamex and the rest of Consorcio Amazonia's members. In 1999, Hylsamex assigned US$ 36 million to assist Sidor. Alfa is supporting Hylsamex to face these cash flow needs by underwriting Hylsa Latin's —a wholly owned subsidiary, which holds the bulk of Hylsamex's stake in Consorcio Amazonia— preferred capital stock.

Net Income

Majority net income in 1999 increased to Ps 683 million, over the Ps 43 million posted in 1998. The Ps 640 million positive variation in net income is explained as follows:

Majority Net Income Variation
1999 vs 1998

	Ps Millions
Lower operating profit	(284)
Favorable IFR	1,954
Special items	(60)
Effect by Amazonia	(899)
Higher income tax and profit sharing	(52)
Others	(19)
Increase in majority net income	**640**

A significant positive variation in integral financing results helped to counteract the negative effect of Consorcio Amazonia results, an increase in special items, and a heavier tax burden and a decrease in operating income in constant pesos.

Capital Expenditures

Investment pace was markedly slower in 1999, with disbursements in fixed assets totaling US$ 83 million, against the US$ 492 million disbursed in 1998. 1999 saw the successful culmination of the modernization program that began in early 1990, which redefines Hylsamex as a steel producer:

- With cutting edge technology in virtually all its facilities.
- With a newly acquired production capacity, given that the great majority of assets were installed in the 90s.
- With a product mix focus on value-added products.
- With an active involvement in the world steel industry through its stake in Venezuela's Sidor.

CAPEX
(US$ Millions)

	1998	1999	Variation
Flat Products	139	41	98
Bar and Rod	41	18	23
Tubular Products	4	3	1
Raw Materials	34	12	22
Hylsa & Subsidiaries	**218**	**74**	**144**
Galvak	27	7	20
Hylsabek	1	1	-
Others	-	1	(1)
SIDOR Investment	246	-	246
Total Hylsamex	**492**	**83**	**409**

At the same time, 1999 investments focused primarily on:

- Payments related to projects carried out in 1998.
- Strategic projects with low disbursment levels.
- Small replacement investments.

Debt and Financial Structure

Hylsamex's debt amounted to US$ 1,377 millions as of December, 1999, a US$ 53 million drop from the US$ 1,430 million debt level of December, 1998. The Company was able to decrease its debt by targeting all free cash flow to its service. Financial resources became available with the reduction of investment expenditures upon the completion of the modernization program. Hylsabek's divestiture and the fact that dividends were not paid in 1999 also furthered the decrease.

Hylsamex also set itself the goal of maintaining a reasonable profile of long-term debt maturities and an adequate short-term indebtedness level. In keeping with this, during December 1998 the Company launched a refinancing program with the granting of a 5-year syndicated bank loan in pesos equivalent to US$ 125 million. In addition to this financing, long-term resources for US$ 175 million were obtained in 1999.

Loans Obtained in 1999

	US$ Millions
2 and 3-year guaranteed U.S. commercial paper program	60
4.5-year export-backed syndicated bank loan in Galvak	75
3-year syndicated bank loan in pesos in Galvak	40
Total Long-Term Financing	**175**

As a result, short-term indebtedness settled at more manageable levels, reaching US$ 152 million in December 1999.

Short Term Debt
(US$ Millions)


314
125
189
189
152
Proforma before
US$ 125 Syndicated
Dec 1998
Dec 1999

This refinancing activity has continued so far in 2000. In January of this year, the Hylsa subsidiary obtained a US$ 210 million long-term refinancing, with a relevant portion based on a five-year sales contract. This financing, together with the previous years' achievements, has allowed Hylsamex to maintain the average life of its debt at 4 years.

Maturity Profile
(US$ Millions)

	1998	1999	Variation
2000	242	82	160
2001	135	142	(7)
2002	179	286	(107)
2003	153	220	(67)
2004	107	182	(75)
2005	11	11	-
2006	3	2	1
2007	298	299	(1)
2008	1	1	-

Regarding leverage, the total borrowed funds to equity ratio reached 1.05 times in 1999, down from 1.17 of 1998.

In 1999, interest coverage ranged at 2.06 times, below the 2.18 level registered in the previous year. The slight increase in the financial burden reduced the level of financial coverage.

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT AUDITORS
ON THE BASIC FINANCIAL STATEMENTS

Monterrey, N. L., January 24, 2000

To the Stockholders of
Hylsamex, S. A. de C. V.

We have audited the consolidated and individual balance sheets of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity), respectively, as of December 31, 1999 and 1998, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity) at December 31, 1999 and 1998, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Raúl Ramírez V.

CONSOLIDATED BALANCE SHEET

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES (SUBSIDIARIES OF ALFA, S. A. DE C. V.)

AT DECEMBER 31, 1999 WITH COMPARATIVE FIGURES FOR 1998

Thousands of Mexican pesos of December 31, 1999 purchasing power

	1999	1998
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	Ps 318,566	Ps 488,318
Trade accounts receivable	1,788,590	1,874,721
Other accounts receivable	1,046,389	637,228
Inventories (Note 4)	2,432,870	2,806,760
Total current assets	5,586,415	5,807,027
INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Notes 2.c and 5)	1,221,174	2,702,161
PROPERTY, PLANT AND EQUIPMENT (Note 6)	19,451,042	21,790,590
DEFERRED CHARGES (Note 2.e)	1,621,783	1,437,398
OTHER ASSET (Note 2.f)	331,787	377,972
Total assets	**Ps 28,212,201**	**Ps 32,115,148**

The accompanying fifteen notes are an integral part of these financial statements.

	1999	1998
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	Ps 783,402	Ps 1,242,051
Bank loans	1,449,263	2,095,976
Accrued interest payable	152,831	191,930
Accounts payable and accrued expenses	1,827,422	1,898,543
Total current liabilities	4,212,918	5,428,500
LONG-TERM LIABILITIES:		
Long-term debt (Note 8)	10,881,300	12,526,400
Other liabilities (Note 2.i)	2,052	46,992
Estimated liabilities for seniority premiums and pension plans (Note 9)	640,176	545,786
Total long-term liabilities	11,523,528	13,119,178
Total liabilities	15,736,446	18,547,678
STOCKHOLDERS' EQUITY (Note 11):		
Majority interest:		
Nominal capital stock	121,878	121,878
Restatement of capital stock	283,020	283,020
	404,898	404,898
Other contributed capital	2,085,225	2,085,225
Contributed capital	2,490,123	2,490,123
Earned surplus	8,354,381	9,661,410
Total majority interest	10,844,504	12,151,533
Minority interest	1,631,251	1,415,937
Total stockholders' equity	12,475,755	13,567,470
COMMITMENTS (Note 15)		
Total liabilities and stockholders' equity	**Ps 28,212,201**	**Ps 32,115,148**



Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 1999 WITH COMPARATIVE FIGURES FOR 1998

Thousands of Mexican pesos of December 31, 1999 purchasing power

	1999	1998
Net sales	Ps 13,651,854	Ps 14,064,951
Cost of sales	(10,688,284)	(10,878,187)
Gross margin	2,963,570	3,186,764
Operating expenses	(1,093,007)	(1,031,940)
Operating income	1,870,563	2,154,824
Comprehensive financing income (expense), net (Note 12)	118,849	(1,835,153)
	1,989,412	319,671
Other income, net	7,642	19,920
Special items, net (Note 13)	(102,693)	(42,615)
Equity in loss of associated companies	(987,423)	(87,945)
Income before the following provisions	906,938	209,031
Provisions for (Note 14):		
Income tax and asset tax	(603,576)	(140,522)
Employees' profit sharing	(28,816)	(8,391)
Income before extraordinary items	274,546	60,118
Extraordinary items - Income tax reduction and asset tax credit (Note 14)	440,770	8,633
Consolidated net income	715,316	68,751
Net income corresponding to minority interest	(32,776)	(25,931)
Net income corresponding to majority interest	**Ps 682,540**	**Ps 42,820**
Earnings per share corresponding to majority interest, in pesos (Note 2.l)	**Ps2.80**	**Ps0.18**

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 1999 WITH COMPARATIVE FIGURES FOR 1998

Thousands of Mexican pesos of December 31, 1999 purchasing power

	1999	1998
OPERATIONS		
Income before extraordinary items	Ps 274,546	Ps 60,118
Items not affecting resources:		
Depreciation and amortization	1,076,092	1,135,516
Equity in loss of associated companies	987,423	87,945
Other, net	112,729	95,655
	2,450,790	1,379,234
Changes in working capital other than financing:		
Accounts receivable	(200,614)	(48,347)
Inventories	(232,275)	(577,181)
Accounts payable and accrued expenses	(30,844)	244,994
	(463,733)	(380,534)
Resources provided by operations before extraordinary items	1,987,057	998,700
Extraordinary items - Income tax reduction and asset tax credit	440,770	8,633
Resources provided by operations	2,427,827	1,007,333
FINANCING		
Loans received	4,161,287	8,570,756
Repayment of loans	(6,205,677)	(4,815,225)
Dividends declared		(346,034)
Preferred capital contributed to subsidiary on minority interest (Note 11)	358,997	
Resources (used in) provided by financing activities	(1,685,393)	3,409,497
INVESTMENT		
Investment in shares, net	111,397	(2,697,394)
Property, plant and equipment	(675,158)	(2,953,818)
Other, net	(323,300)	(6,436)
Resources used in investment activities	(887,061)	(5,657,648)
Decrease in cash and temporary investments	(144,627)	(1,240,818)
Cash and temporary investments of divested company	(25,125)	
Cash and temporary investments at beginning of year	488,318	1,729,136
Cash and temporary investments at end of year	**Ps 318,566**	**Ps 488,318**

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 1999 WITH COMPARATIVE FIGURES FOR 1998

Thousands of Mexican pesos of December 31, 1999 purchasing power

	Contributed capital		
			HYLSAMEX
	Capital stock	Other contributed capital	Total
Balances at December 31, 1997	Ps 404,898	Ps 2,085,225	Ps 2,490,123
Changes in 1998:			
Dividends declared (0.83 nominal pesos per share)			
Loss from options on own shares (Notes 2.i and 10)			
Net income (loss)			
Cumulative translation adjustment (Note 2.c)			
Gain (loss) from holding nonmonetary assets			
Balances at December 31, 1998	404,898	2,085,225	2,490,123
Changes in 1999:			
Gain from options on own shares (Notes 2.i and 10)			
Net (loss) income			
Cumulative translation adjustment (Note 2.c)			
Loss from holding nonmonetary assets			
Preferred capital contributed to subsidiary on minority interest			
Balances at December 31, 1999 (Note 11)	**Ps404,898**	**Ps 2,085,225**	**Ps2,490,123**

This statement is applicable to and also forms part of the individual financial statements of Hylsamex, S. A. de C. V. as Parent company.

The accompanying fifteen notes are an integral part of these financial statements.

	Earned surplus						
Retained earnings	Surplus on restatement of capital	Equity in shares of subsidiaries and associated companies	Total	Total majority interest	Minority interest	Total stockholders' equity
Ps 7,966,568	Ps461,951	Ps 1,912,421	Ps10,340,940	Ps 12,831,063	Ps 1,422,692	Ps 14,253,755
(346,034)			(346,034)	(346,034)		(346,034)
(72,289)			(72,289)	(72,289)		(72,289)
191,285		(148,465)	42,820	42,820	25,931	68,751
	(14,015)	(77,553)	(91,568)	(91,568)		(91,568)
	374,671	(587,130)	(212,459)	(212,459)	(32,686)	(245,145)
7,739,530	822,607	1,099,273	9,661,410	12,151,533	1,415,937	13,567,470
44,113			44,113	44,113		44,113
(77,526)		760,066	682,540	682,540	32,776	715,316
	1,777	(127,612)	(125,835)	(125,835)		(125,835)
	(236,939)	(1,670,908)	(1,907,847)	(1,907,847)	(176,459)	(2,084,306)
					358,997	358,997
Ps7,706,117	**Ps587,445**	**Ps 60,819**	**Ps8,354,381**	**Ps10,844,504**	**Ps1,631,251**	**Ps12,475,755**

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

BALANCE SHEET
HYLSAMEX, S. A. DE C. V. (PARENT COMPANY)

AT DECEMBER 31, 1999 WITH COMPARATIVE FIGURES FOR 1998

Thousands of Mexican pesos of December 31, 1999 purchasing power

	1999	1998
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	Ps 28,680	Ps 60,524
Trade accounts receivable (Note 3)	93,392	413,508
Account receivable from subsidiary ((**c**) in Note 8)	177,113	703,994
Other accounts receivable	99,828	13,737
Total current assets	399,013	1,191,763
LONG-TERM ACCOUNT RECEIVABLE FROM SUBSIDIARY ((**c**) in Note 8)	442,252	915,511
INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Notes 2.c and 5)	1,221,174	2,702,161
INVESTMENT IN SHARES OF SUBSIDIARIES (Note 1)	9,922,366	9,890,821
LAND	21,676	21,265
DEFERRED CHARGES (Note 2.e)	20,304	5,341
Total assets	**Ps 12,026,785**	**Ps 14,726,862**

The accompanying fifteen notes are an integral part of these financial statements.

	1999	1998
LIABILITIES AND STOCKHOLDER'S' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	Ps 155,419	Ps 583,726
Bank loans	47,611	55,474
Accounts payable to subsidiaries (Note 3)	201,252	414,385
Accounts payable and accrued expenses	28,816	44,512
Total current liabilities	433,098	1,098,097
LONG-TERM LIABILITIES:		
Long-term debt (Note 8)	747,131	1,430,240
Other liabilities (Note 2.i)	2,052	46,992
Total long-term liabilities	749,183	1,477,232
Total liabilities	1,182,281	2,575,329
STOCKHOLDERS' EQUITY (Note 11):		
Nominal capital stock	121,878	121,878
Restatement of capital stock	283,020	283,020
	404,898	404,898
Other contributed capital	2,085,225	2,085,225
Contributed capital	2,490,123	2,490,123
Earned surplus	8,354,381	9,661,410
Total stockholders' equity	10,844,504	12,151,533
COMMITMENTS (Note 15)		
Total liabilities and stockholders' equity	**Ps 12,026,785**	**Ps 14,726,862**

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V.

FOR THE YEAR 1999 WITH COMPARATIVE FIGURES FOR 1998

Thousands of Mexican pesos of December 31, 1999 purchasing power

	1999	1998
Revenues arising from:		
Net sales	Ps 2,273,799	Ps 3,913,062
Dividends received		350,087
Services rendered to subsidiaries	129,423	139,454
Gain on sale of subsidiary ((**g**) in Note 1)	23,433	
	2,426,655	4,402,603
Costs and expenses:		
Cost of sales	(2,273,799)	(3,913,050)
Operating expenses	(135,303)	(142,051)
	(2,409,102)	(4,055,101)
Operating income	17,553	347,502
Comprehensive financing expense, net (Note 12)	(73,640)	(129,689)
	(56,087)	217,813
Other expense, net	(6,432)	(26,072)
(Loss) income before the following provision	(62,519)	191,741
Provision for income tax	(15,007)	(456)
(Loss) income before equity in subsidiaries and associated companies	(77,526)	191,285
Equity in subsidiaries and associated companies:		
Income for the year	760,066	201,622
Dividends received		(350,087)
	760,066	(148,465)
Net income	**Ps 682,540**	**Ps 42,820**
Earnings per share, in pesos (Note 2.l)	**Ps2.80**	**Ps0.18**

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V.

FOR THE YEAR 1999 WITH COMPARATIVE FIGURES FOR 1998

Thousands of Mexican pesos of December 31, 1999 purchasing power

		1999		1998
OPERATIONS				
Net income	Ps	682,540	Ps	42,820
Items not affecting resources:				
Equity in (income) loss of subsidiaries and associated companies, net		(760,066)		148,465
Other, net		34,327		104,433
		(43,199)		295,718
Changes in working capital, other than financing:				
Accounts receivable		25,202		25,258
Accounts payable and accrued expenses		76,699		(52,958)
		101,901		(27,700)
Resources provided by operations		58,702		268,018
FINANCING				
Loans received		620,892		819,303
Repayment of loans		(1,693,896)		(909,417)
Accounts with subsidiaries		1,000,140		490,829
Dividends declared				(346,034)
Resources (used in) provided by financing activities		(72,864)		54,681
INVESTMENT				
Investment in shares, net		77,682		(407,557)
Other, net		(95,364)		(30,638)
Resources used in investment activities		(17,682)		(438,195)
Decrease in cash and temporary investments		(31,844)		(115,496)
Cash and temporary investments at beginning of year		60,524		176,020
Cash and temporary investments at end of year	**Ps**	**28,680**	**Ps**	**60,524**

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
HYLSAMEX, S. A. DE C. V.

AT DECEMBER 31, 1999 WITH COMPARATIVE FIGURES FOR 1998

Thousands of Mexican pesos of December 31, 1999 purchasing power (except where otherwise indicated)

1. Activities of the Companies

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is one of the largest steel companies in Mexico and a market leader in each of its major product lines, which are intended primarily for the construction, autoparts and home appliance industries.

HYLSAMEX's activities are carried out through itself and through subsidiary companies of which it owns the majority of the common stock. Its activities are also carried out through associated companies, in whose management it has a significant participation but which it does not control. The principal subsidiaries and associated companies are:

	% ownership at December 31, (a) 1999	1998
Hylsa, S. A. de C. V. and subsidiaries:	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V.	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V. (b)	100	
Metal Trading Company, Inc (c)		100
Pegi, S. A. de C. V.	52	52
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I. Corp.	100	100
Ferropak Servicios, S. A. de C. V. (d)	100	100
Ferropak, S. A. de C. V.	100	100
Desperdicio en Pacas, S. A. de C. V. (e)		100
Recuperación de Aceros, S. A. de C. V. (e)		100
Galvak, S. A. de C. V. and subsidiaries:	100	100
Galvak International, S. A. de C. V. (f)		100
Galvamet Trading Inc.	100	100
Promotora Azteca, S. A. de C. V. and subsidiary:	100	100
Express Anáhuac, S. A. de C. V.	100	100
Hylsa-Bekaert, S. A. de C. V. and subsidiary (g):		51
Hylsabek, S. A. de C. V.		100
Hylsa Latin, L.L.C. and associates (h):	100	100
Consorcio Siderurgia Amazonia, Ltd.	35	35
CVG Siderúrgica del Orinoco, C. A.	70	70
Exan Corporativo, S. A. de C. V. (b)	100	

(a) % ownership HYLSAMEX has in the holding companies and % ownership that these holding companies have in their subsidiaries and associated companies.

(b) Acerex Servicios, S. A. de C. V. (rendering of administrative services) and Exan Corporativo, S. A. de C.V. (holding company) were incorporated in December 1999.

(c) Metal Trading Company, Inc. (formerly Hylsa International Corp.) was liquidated and dissolved in November 1999.

(d) In August 1999 the name of Ferrominera Mexicana, S. A. de C. V. was changed to Ferropak Servicios, S. A. de C. V. (rendering of administrative services).

(e) Desperdicio en Pacas, S. A. de C. V. and Recuperación de Aceros, S. A. de C. V. were merged with Ferropak, S. A. de C. V. in November 1999, the former companies being absorbed by the latter.

(f) Galvak International, S. A. de C. V. and Galvak, S. A. de C. V. (Galvak) were merged in June 1999, the former being absorbed by the latter.

(g) In December 1999 HYLSAMEX sold its ownership in Hylsa-Bekaert, S. A. de C. V.

(h) In January 1998 Consorcio Siderurgia Amazonia, Ltd. (Amazonia), of which HYLSAMEX owns 35%, acquired 70% of CVG Siderúrgica del Orinoco, C. A. (Sidor), a Venezuelan company (see Notes 5 and 15).

2. Summary of Significant Accounting Policies

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The individual financial statements of HYLSAMEX (parent company) have been prepared in order to comply with legal requirements in Mexico to which it is subject as an independent legal entity. In these financial statements the investment in shares of subsidiaries is accounted for by the equity method (paragraph c. below).

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 1999 purchasing power.

The most important indexes (National Consumer

Price Index - NCPI) used to reflect the effects of inflation on the financial statements were: 308.919, 275.038 and 231.886 at December 31, 1999, 1998 and 1997, respectively (1994 = 100).

Following is a summary of the most significant accounting policies:

a. Temporary investments

These investments are stated at market value.

b. Inventories and cost of sales (Note 4)

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs of the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

c. Investment in shares of associated companies (Note 5)

The investment in associated companies is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

The investment in Amazonia and Sidor (see (**h**) in Note 1) is determined based on their financial statements at September 30; therefore, it is accounted for by the equity method with a three-month lag. The financial statements of these foreign associated companies are conformed to accounting principles generally accepted in Mexico and translated to pesos at the rate of exchange prevailing at the closing date of HYLSAMEX (December 31). Since the investment in these associated companies is classified as a hedged liability, the exchange differences arising in connection with this investment are recorded directly in stockholders' equity. The effect of the translation of these financial statements is also included in stockholders' equity.

d. Property, plant, equipment and depreciation (Note 6)

Property, plant, equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets as determined by the companies.

The net comprehensive financing expense or income incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

e. Deferred charges

This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to the deposits of extractable mineral of the mining subsidiaries, costs of development and implementation of integral computer systems, expenses for placement of debt, and preoperating expenses, all of which are subject to amortization.

f. Other asset

This caption comprises an intangible asset related to the pension plan, and contributions made by Hylsa, S. A. de C. V. (Hylsa) to trust funds established for purposes of research and development of technology and for retirement plans.

g. Transactions in foreign currency and exchange differences (Note 7)

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income. Exchange differences arising from hedged liabilities are recorded in stockholders' equity under the caption cumulative translation adjustment.

h. Severance compensation (Note 9)

The cost of the employee retirement plans (pension and seniority premiums), both formal and informal, are recognized as expenses of the years in which the services are rendered in accordance with actuarial studies made by independent experts.

In 1999 the companies adopted the revised standards contained in Statement D-3 "Labor Liabilities", issued by the Mexican Institute of Public Accountants. These provisions: (a) cover accounting for benefits other than retirement benefits, such as health-care expenses, and (b) establish the obligation to record and disclose certain information relating to these benefits. As a result of its adoption an additional charge of approximately Ps68,000 is included in 1999 income.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

i. Derivative financial instruments (Note 10)
Assets and liabilities arising from derivative financial instruments based on the price of the Company's own shares are stated at fair value and are included in the balance sheet as other assets or liabilities. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in stockholders' equity.

j. Comprehensive financing (expense) income (Note 12)
This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's monthly net monetary assets or liabilities during the year.

k. Income tax, asset tax and employees' profit sharing (Note 14)
Up to 1999 income tax and employees' profit sharing were recorded using interperiod allocation procedures under the partial liability method. Under this method, the effect on income tax and profit sharing of nonrecurring timing differences between the taxable income and financial pretax income which are expected to reverse in an identifiable time period is recorded as deferred income tax and deferred employees' statutory profit sharing.

From January 1, 2000 onwards the Company will adopt the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing". The adoption of this Statement represents significant changes with respect to the partial liability method of accounting applied at December 31, 1999. The new method of accounting to be adopted by the Company requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

In accordance with this Statement, the accumulated effect of its adoption as of January 1, 2000 will be charged directly to stockholders' equity. Management estimates that such accumulated effect will require the recognition of a net consolidated liability for deferred income tax of approximately Ps1,619,000 and a net charge to stockholders' equity for the same amount, of which Ps1,427,000 corresponds to the majority interest. In the case of the individual financial statements of HYLSAMEX, the effect is distributed as follows: the recognition of a deferred asset of Ps64,000 and a decrease in the investment in shares of subsidiaries of Ps1,491,000. The deferred income tax arising from differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases occurring from January 1, 2000 onwards will basically affect the statements of income for each year.

l. Earnings per share
Earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. There are no significant effects arising from potentially dilutive shares.

3. Balances and operations with related parties

In the individual balance sheet of HYLSAMEX, the caption "trade accounts receivable" includes balances with subsidiary companies of Ps18,731 in 1999 and Ps179,529 in 1998.

The statements of income include the following operations with related companies:

	1999	1998
Consolidated		
Corporate services paid	(Ps 332,718)	(Ps 280,963)
HYLSAMEX		
Sales	1,354,179	1,569,450
Purchases / cost of sales	(2,253,166)	(3,925,819)
Operating expenses	(148,526)	(170,490)
Financial (expense) income, net	(33,259)	196,081

4. Inventories

Consolidated inventories were analyzed as follows:

	1999	1998
Finished products	Ps 695,840	Ps 730,585
Work in process	340,827	404,868
Raw materials	569,702	790,722
Spare parts, tools and materials	826,501	880,585
Estimated replacement cost	Ps 2,432,870	Ps 2,806,760

5. Investment In Shares of Associated companies

This investment comprised the following:

	1999	1998
Amazonia / Sidor (see Note 15)	Ps 1,148,383	Ps 2,580,776
Other	72,791	121,385
	Ps 1,221,174	Ps 2,702,161

6. Property, plant and equipment

Consolidated property, plant and equipment comprised the following:

	1999	1998
Land	Ps 951,439	Ps 965,547
Depreciable assets	33,013,545	32,685,950
Construction in progress and other assets	946,537	4,786,858
	34,911,521	38,438,355
Less - Accumulated depreciation	15,460,479	16,647,765
Net restated cost	Ps19,451,042	Ps21,790,590

At December 31, 1999 the cost of property, plant and equipment included Ps1,692,000 (Ps1,939,000 in 1998) of comprehensive financing cost capitalized.

Depreciation charged to income represented average annual rates of 2.79% in 1999 and 3.05% in 1998.

At December 31, 1999 Hylsa and several of its subsidiaries had purchase commitments for machinery and equipment of approximately US$6.8 million, related to the expansion and modernization programs for their productive plants.

Liens on fixed assets are referred to in Note 8.

7. Foreign currency position

At December 31, 1999 and 1998, the exchange rates were 9.52 and 9.88 nominal pesos to the U.S. dollar, respectively. At January 24, 2000, date of issuance of the audited financial statements, the exchange rate was 9.40 nominal pesos to the dollar.

Amounts shown below in this note are expressed in thousands of U.S. dollars (US$), since this is the currency in which most of the companies' foreign currency transactions are carried out.

At December 31, 1999 the companies had the following foreign currency assets and liabilities:

	Consolidated	HYLSAMEX
Monetary assets	US$ 97,159	US$ 78,314
Current liabilities	(303,740)	(21,902)
Long-term liabilities	(911,620)	(78,462)
	(1,215,360)	(100,364)
Foreign currency monetary position	(1,118,201)	(22,050)
Nonmonetary assets	US$1,201,537	US$ 12,174

The nonmonetary assets (inventories, machinery and equipment) mentioned above are those manufactured outside Mexico and are stated at their net restated cost. Nonmonetary assets also include the investment in shares of foreign associated companies.

Following is a summary of the transactions in foreign currency:

	1999	1998
Consolidated		
Goods and services:		
Exports	US$ 194,968	US$ 156,830
Imports	(141,976)	(189,665)
Interest expense, net	(81,605)	(98,703)
Imports of machinery and equipment	(19,142)	(75,706)
HYLSAMEX		
Interest expense, net	(13,309)	(19,861)

8. Long-term debt

At December 31, 1999 the long-term debt comprised the following:

	Consolidated	HYLSAMEX	Interest rate (*)
Loans in U.S. dollars:			
Eurobonds (a)	Ps 2,825,885		9.82%
Debentures (b)	849,187		7.16%
Commercial paper USCP	571,333		11.38%
Bank loans secured by the assets purchased	609,603		9.15%
Bank loans secured by export sales (c)	1,215,632	Ps 597,223	8.85%
Unsecured bank loans (d)	3,854,698	305,327	8.87%
Other	8,337		
Loans in Mexican currency:			
Bank loans secured by the assets purchased	80,027		21.07%
Unsecured bank loans	1,650,000		21.41%
	11,664,702	902,550	
Current maturities	783,402	155,419	
Long-term debt	Ps10,881,300	Ps 747,131	

Long-term maturities of the debt are as follows:

	Consolidated	HYLSAMEX
2001	Ps 1,349,082	Ps 258,151
2002	2,726,856	292,436
2003	2,097,719	196,544
2004	1,737,373	
2005 to 2007	2,970,270	
	Ps10,881,300	Ps 747,131

(*) The interest rates shown are the average nominal rates at December 31, 1999.

(**a**) The eurobonds, amounting to US$300 million, were placed outside Mexico by Hylsa and are payable in 2007 with the option to be repurchased from the year 2002 onwards.

(**b**) The debentures are temporarily secured by the Hylsa shares owned by HYLSAMEX, which will be replaced by certain assets of Hylsa and HYLSAMEX. This liability, with a face value of US$100 million, is shown net of a discount of US$10.8 million (equivalent to Ps103,033).

(**c**) Includes: (**i**) loans of US$70 million; the agreements covering these loans contain certain covenants for HYLSAMEX such as the obligation to channel specific cash flows to guarantee the next maturity and the obligation to supply products manufactured by Hylsa, as well as the obligation to lend a portion of the proceeds to Hylsa, which must comply with certain financial ratios. These liabilities are shown net of a cash deposit of US$7.3 million (equivalent to Ps69,330) applicable to the current portion; and (**ii**) a loan of US$75 million obtained by Galvak which is shown net of a cash deposit of US$10.1 million (equivalent to Ps95,756) applicable to the current portion.

(**d**) Includes loans of US$242.1 million contracted by HYLSAMEX (US$32 million) and Hylsa (US$210.1 million) to finance their investment in Amazonia (see (**h**) in Note 1). On January 14, 2000, Hylsa restructured its loan, as a result of which the portion originally due in 2000, US$52.5 million (equivalent to Ps499,700), was reclassified as long-term at December 31, 1999.

The loan agreements contain the usual covenants, several of which require maintenance of certain financial ratios. In the event noncompliance with such ratios is not cured in a time period satisfactory to the banks, the latter may require immediate payment of the entire indebtedness. At December 31, 1999, HYLSAMEX had a long-term loan of US$62.7 million (equivalent to Ps597,000) in respect of which it was not in compliance with certain financial ratios; however, at the date of issuance of these financial statements it was in the process of obtaining the corresponding waiver.

Company management estimates that as a result of the decrease in stockholders' equity as of January 1, 2000, arising from the recognition of the accumulated effect of adopting Statement D-4 Revised (see Note 2.k), at March 31, 2000 the Company may not be in compliance with certain financial ratios stipulated in the aforementioned loan agreements.

At December 31, 1999 property, plant and equipment of Ps2,337,000, shares of subsidiaries and associated companies with a book value of Ps2,120,000 and certain export sales, were pledged to guarantee liabilities totaling Ps2,754,000.

9. Estimated Liabilities for Seniority Premiums and Pension Plans

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums), both formal and informal, covers all employees and is based primarily on their years of service, their present age and their remuneration at retirement date.

The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Social Security Institute. Additionally, Hylsa has established a plan to cover health-care expenses of retired employees.

Hylsa has established irrevocable trust funds for payment of pensions and seniority premiums, as well as for health-care expenses.

Following is a summary of the principal consolidated financial data relative to these obligations:

	1999	1998
Accumulated benefit obligation	Ps 823,275	Ps 770,166
Accumulated net liability	Ps 549,399	Ps 517,461
Projected benefit obligation	Ps 1,353,939	Ps 844,103
Plan assets at market value	(273,876)	(252,705)
Unamortized prior service costs (transition liability)	(1,032,056)	(668,383)
Unamortized actuarial gains and losses	260,274	303,500
Projected net liability	308,281	226,515
Additional liability	331,895	319,271
Estimated liability for seniority premiums and pension plans	Ps 640,176	Ps 545,786
Net cost for the year	Ps 156,947	Ps 96,540

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits, as follows:

	1999	1998
Amortization period:		
Transition liability	15 years	16 years
Unamortized actuarial gains and losses	18 years	18 years
Weighted real discount rate	6%	6%
Real estimated return on plan assets	8%	7%

10. Derivative financial instruments on own shares

HYLSAMEX has entered into several equity derivative contracts with respect to its shares. As a result, it has the right and/or the obligation to purchase and/or sell them at the agreed price (specified strike price). The number of shares involved and maturities of these contracts are as follows:

	Right and/or obligation to	
	Purchase	Sell
2000	2,323,094	
2001	3,358,077	408,500
2004	5,000,000	
	10,681,171	408,500

In accordance with the above-mentioned contracts HYLSAMEX can elect, at the maturity date, either to purchase or sell shares or settle in cash any difference between the fair value of HYLSAMEX shares and the specified strike price, taking into account the upper or lower limits stipulated in the contracts. In all the contracts the amounts involved are in U. S. dollars. The specified strike price and/or number of shares are adjusted by the dividends paid.

The net gain (loss) on these operations, amounting to Ps44,113 in 1999 and (Ps72,289) in 1998, was recorded directly in stockholders' equity.

11. Stockholders' equity

At December 31, 1999 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement increment	Restated amount
Contributed capital:			
Capital stock	Ps 121,878	Ps 283,020	Ps 404,898
Other contributed capital	668,502	1,416,723	2,085,225
	790,380	1,699,743	2,490,123
Earned surplus:			
Retained earnings	3,179,575	4,526,542	7,706,117
Surplus on restatement of capital		585,668	585,668
Cumulative translation adjustment		1,777	1,777
	3,179,575	5,113,987	8,293,562
Equity in earned surplus of subsidiaries and associated companies:			
Retained earnings	1,302,878	480,267	1,783,145
Deficit on restatement of capital		(1,594,714)	(1,594,714)
Cumulative translation adjustment		(127,612)	(127,612)
	1,302,878	(1,242,059)	60,819
	4,482,453	3,871,928	8,354,381
Total majority interest	5,272,833	5,571,671	10,844,504
Minority interest	581,731	1,049,520	1,631,251
Consolidated stockholders' equity	Ps5,854,564	Ps6,621,191	Ps12,475,755

The subscribed and paid-in capital stock comprised 243,756,094 Series "B" common shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

In 1996 the stockholders resolved to increase the fixed minimum portion of the capital stock by issuing 43,000,000 Series "B" shares, with the same characteristics as the current outstanding shares, to be placed in the domestic and foreign markets. At the date of issuance of these financial statements, such placement had not been made and therefore the capital stock increase had not been subscribed or paid in.

At December 31, 1999, HYLSAMEX's retained earnings included Ps843 million appropriated to the reserve for the repurchase of own shares.

During 1999, ALFA contributed preferred capital to Hylsa Latin, L.L.C. in the amount of US$38 million (Ps359 million), of which US$35.5 million were passed to Sidor (see Note 15).

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company.

The surplus (deficit) on restatement of capital comprises principally the accumulated gain (loss) from holding nonmonetary assets and represents the difference between restating these assets by the specific cost method and restating them based on inflation measured in terms of the NCPI.

At December 31 the cumulative translation adjustment was as follows:

	1999	1998
(Loss) gain on translation of financial statements of foreign associated companies	(Ps 444,970)	Ps 16,405
Exchange gain (loss) from hedged liabilities in respect of foreign associated companies	319,135	(107,973)
	(Ps 125,835)	(Ps 91,568)

12. COMPREHENSIVE FINANCING INCOME (EXPENSE), NET

This item is analyzed as follows:

	1999	1998
Consolidated		
Financial expense	(Ps 1,553,946)	(Ps 1,669,417)
Financial income	124,182	161,434
Exchange gain (loss), net	341,528	(2,534,491)
Gain on monetary position	1,348,032	1,946,947
	259,796	(2,095,527)
Portion capitalized in property, plant and equipment (Note 6)	(140,947)	260,374
	Ps 118,849	(Ps 1,835,153)
HYLSAMEX		
Financial expense	(Ps 150,101)	(Ps 250,202)
Financial income	116,842	231,814
Exchange gain, net	862	44
Loss on monetary position	(41,243)	(111,345)
	(Ps 73,640)	(Ps 129,689)

13. SPECIAL ITEMS, NET

Management has followed the practice of recording in this caption those charges and credits which, due to their unusual nature or nonrecurring characteristics, do not represent normal operations of the company. Additionally, this caption includes special charges related to programs for increasing productivity and reducing expenses and costs.

The net charge to consolidated income was as follows:

	1999	1998
Gain on sale of subsidiary ((g) in Note 1)	Ps 26,127	
Loss on sale of fixed assets	(39,136)	(Ps 2,249)
Indemnities and other	(89,684)	(40,366)
	(Ps 102,693)	(Ps 42,615)

14. INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

HYLSAMEX and each of its subsidiaries determine their income (loss) and employees' profit sharing for tax purposes on an individual basis.

The net charge to consolidated income for these concepts was as follows:

	1999	1998
Income tax	(Ps 571,313)	(Ps 10,251)
Asset tax	(32,263)	(130,271)
	(603,576)	(140,522)
Extraordinary items:		
Income tax reduction from realization of tax loss carryforwards from prior years	137,555	8,633
Asset tax credit from prior years	303,215	
	440,770	8,633
	(Ps 162,806)	(Ps 131,889)

At December 31, 1999 HYLSAMEX and the subsidiaries had unapplied tax loss carryforwards, which may be restated for inflation through the date they are applied against future taxable profits, expiring in the following years:

2001	Ps 94,374
2002	273,438
2003	441,061
2004	380,090
2005 to 2009	570,833
	Ps 1,759,796

The foregoing amounts include the effect of restatement through December 31, 1999.

Taxable income differs from accounting income due to: (a) permanent differences, mainly in the amounts recorded to reflect the effects of inflation, and (b) timing differences affecting accounting and taxable income in different periods, basically the deduction of inventory purchases for tax purposes, depreciation and certain provisions. Due to their recurring nature, these timing differences do not require recognition of deferred taxes (see Note 2.k).

Asset tax is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of asset tax exceeds the income tax due.

Asset tax paid may be carried forward and credited against income tax payable in the following ten years, to the extent income tax exceeds asset tax in those years. At December 31, 1999 there was recoverable asset tax expiring in the following years:

2000	Ps 44,195
2001	139,700
2002	143,555
2003	147,097
2004 to 2009	622,245
	Ps 1,096,792

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

15. Commitments

The purchase agreement covering the shares in Sidor provides for certain obligations to be guaranteed by Amazonia and its shareholders for up to US$150 million. In addition, Amazonia guaranteed, with recourse to its shareholders, Sidor's liabilities of US$603 million, plus any unpaid accrued interest thereon. To partially finance the purchase of the Sidor shares, Amazonia contracted a bank loan with an outstanding balance at September 30, 1999 of US$385 million, which falls due on January 27, 2000 (this maturity will be extended when the restructuring discussed below is formalized), secured by a pledge of Amazonia's own shares and its shares in Sidor. The contingent liability of HYLSAMEX is proportionate to its 35% investment in Amazonia.

In the last two years the competitive outlook for Sidor has been negatively impacted by the economic recession in Venezuela, as well as by various other local and international factors. This has weakened Sidor's finanical and economic position, causing it to be in violation of certain restrictions and commitments contained in its loan agreements, thus giving its creditors the right to demand immediate payment of the entire indebtedness, which amounts to approximately US$1,437 million, including the liabilities of Amazonia mentioned in the preceding paragraph and other short-term liabilities.

Given these adverse conditions, the shareholders of Amazonia and Sidor (including the government of the Republic of Venezuela) have agreed in principle with the creditors to implement a joint strategy for restructuring the debt which will allow Sidor to overcome its current difficulties. This strategy includes a commitment by the shareholders to support Sidor economically with US$300 million in cash. At December 31, 1999, US$91 million had been contributed, of which US$35.5 million corresponded to HYLSAMEX.

The financial projections of Sidor which served as a basis for the aforementioned restructuring were, at the creditors' request, reviewed by a firm of independent experts.

Alejandro Elizondo B.	Ernesto Ortiz L.
President	*Vice-President*

FINANCIAL SUMMARY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

(Ps. millions)

	1999	1998	1997	1996	1995
Total assets	28,212	32,115	28,668	26,026	28,837
Net working capital	3,288	3,228	3,282	2,779	2,209
Total liabilities	15,736	18,548	14,415	12,076	15,272
Total stockholders' equity	12,476	13,567	14,254	13,950	13,565
Net sales	13,652	14,065	15,637	17,266	20,212
Consolidated net income (loss)	715	69	2,296	3,790	(739)
Majority net income (loss)	683	43	2,247	3,697	(706)
Minority net income (loss)	33	26	49	93	(33)
Outstanding shares (millions)	243.756	243.756	243.756	243.756	243.756
Employees	7,715	8,357	8,096	7,604	6,894
Interest coverage	2.06	2.18	3.36	3.15	1.79
Financial leverage	1.26	1.37	1.01	.087	1.13
Long-term liabilities / Property, plant and equipment	0.59	0.60	0.47	0.41	0.47
Long-term liabilities / Capitalization	0.48	0.49	0.40	0.36	0.43
Current ratio	1.33	1.07	1.36	1.20	1.06
Earnings (loss) per share (Ps)	2.800	0.176	9.220	15.167	(2.895)
Book value per share (Ps)	44.489	49.851	52.639	50.981	49.927

For additional information:
Othón Díaz, Investor Relations
Tel.: (52-8) 328-1240
Fax: (52-8) 331-1885
Email: odiaz@hylsamex.com.mx

Margarita Gutiérrez, Investor Relations
Tel.: (52-8) 328-1224
Fax: (52-8) 328-2855
Email: mgutierrez@hylsamex.com.mx

Design by Pegasus Design, Inc. Houston, Texas www.pegasusdesign.com • English Version by Victoria S. Treviño • Photography by Gabriel Covián

Executive Team

Alejandro M. Elizondo
Hylsamex

Felipe Garza
HYLSA's Flat Products Division
Acerex

Régulo Salinas
HYLSA's Bar and Rod Division

Luis Garza T.
Galvak
HYLSA's Tubular Products Division

Raúl Quintero
HYL Technology Division

Mateo Quiroga
Raw Materials
Services

Ernesto Ortiz
Finance
Planning

J. Antonio Ramírez
Human Resources

Rafael R. Rubio
Economy and Trade

Board of Directors

Chairman
Dionisio Garza Medina

Directors
Gerardo X. Calderón Rojas
Alejandro M. Elizondo Barragán
Mauricio Fernández Garza
Bernardo Garza de la Fuente
Roberto Garza Delgado
Armando Garza Sada
Eduardo Garza T.
Alfonso González Migoya
Leopoldo Marroquín Morales
Ernesto Martens Rebolledo
Rafael R. Páez Garza
Rafael Rangel Sostmann
José de Jesús Valdez Simancas

Secretary
Leopoldo Marroquín Morales
Carlos Jiménez Barrera • Alternate

Statutory Auditor
Raúl Ramírez Valenzuela
Rodolfo Sandoval García • *Alternate*

HYLSAMEX
Munich 101, San Nicolás de los Garza, N.L. 66452 México
Tel: (52-8) 328-2828 Fax: (52-8) 328-1304
www.hylsamex.com.mx

HYLSAMEX



About the cover:

The logo found on the cover is made of ultra-thin hot-rolled steel #20 gauge (0.91 millimeter).

Financial highlights[1]

HYLSAMEX, S. A. DE C.V. Y SUBSIDIARIES

	1997	1996	% Var.
Sales (thousands of tons)	2,793	2,470	13
Revenue per ton (US $)	500	466	7
Cost[2] per ton (US $)	381	349	9
Income Statement (Ps. million)			
Net sales	11,738	11,200	5
EBITDA[3]	2,813	2,802	0
Depreciation and amortization	821	879	(7)
Operating income	1,992	1,923	4
Majority net income	1,687	2,398	(30)
Net income per share (Ps.)	6.921	9.839	(30)
Balance Sheet (Ps. million)			
Total assets	21,519	19,536	10
Total liabilities	10,820	9,065	19
Consolidated stockholders' equity	10,699	10,471	2
Book value per share (Ps.)	39.513	38.268	3

1 In the editorial section of this annual report, monetary figures are expressed in pesos (Ps.) as of December 31, 1997 or dollars (US $), unless otherwise specified. Comparisons are in real terms, that is, discounting the effects of inflation. Volume figures are in metric tons.

2 Cost of goods sold before depreciation and amortization plus operating expenses.

3 Operating income before depreciation and amortization.

Contents

	Page
Financial Highlights	1
To Our Shareholders	2
Hylsamex, a Different Company	6
Operations 1997	21
Independent Auditors' Report	25
Consolidated Financial Statements	26
Notes to Consolidated Financial Statements	36
Financial Summary	44
Executive Team - Board of Directors	IBC

The year 1997 was one of outstanding results and performance for Hylsamex. Stimulated by a resurgence in the Mexican economy, the Company achieved record levels of sales and financial results expressed in dollars besides the Company's satisfactory advancement of its continuous investment strategy. The year ended with the successful participation in the privatization of the Venezuelan Company Siderurgica del Orinoco (Sidor).

In this manner, Hylsamex established its position as a world class company. As always, the creativity and professional capability of our personnel were fundamental factors in the goals which we achieved.

Operations

Hylsamex sold 2.8 million tons of steel in 1997, which represents a 13% increase over sales in 1996. Of the total amount sold, 53% of sales were of higher value-added products, which surpassed the 47% level recorded in 1996.

The national demand for steel increased by 14% promoting domestic sales of the company to reach 2.2 million tons, a 15% increase over sales in 1996.

Hylsamex continued to maintain its commercial presence in 21 countries by exporting 20% of sales, which generated income of US $250 million. 79% of exported products were of high margin and value-added products, such as hot and cold-rolled sheet, welded pipes and coated steel.

Among the year's other highlights, the productivity results in the flat products minimill were outstanding. We exceeded by 10% the nominal production capacity of this facility and were able to produce in growing numbers thin and ultra-thin hot-rolled sheet of 1 millimeter gauge. New products such as Galvanneal were manufactured with an excellent acceptance by the automotive industry.

Hylsa's Flat Products Division was awarded the prestigious QS-9000 certification, being the first time a Latin American steel producer to receive this recognition of quality, demanded by the suppliers of the automobile industry.

Hylsa's HYL Technology Division maintained its worldwide leadership in the field of direct reduction. The Division signed letters of intent for new projects in Russia, Australia, Venezuela and Chile.

Financial Results

Hylsamex's income rose to Ps 11,738 million, a 5% increase over 1996. This growth was limited by the steady rise in the value of the Mexican peso. In dollars terms, the increase was 21%, reaching a figure of US $1,398 million.

Operational profits were Ps 1,992 million, with a cash flow of Ps 2,813 million. These figures were

similar to those of the previous year; however, when expressed in dollars they have increases of 20% and 16% respectively. Operational margin was at 17.0%, similar to 1996.

These results allowed to finance 40% of the company's investment program through its own resources. The capital expenditure program for the year reached US $255 million.

The company's financial structure continued to improve. The current ratio went from 1.2 to 1.36; the borrowed funds to equity ratio went from 0.67 to 0.72; interest coverage increased from 3.15 to 3.36.

Hylsamex successfully placed debt in the international financial markets as it secured the issuance of US $300 million in ten year bonds and obtained additional loans of US $195 million. These resources supported the company's investment program and allowed Hylsamex to refinance short and long-term debt.

STRATEGY

Hylsamex's maintains the objective of becoming the highest margin steel producer in North America through the following strategies:

- Invest in the modernization and expansion of production facilities.
- Increase contribution of higher value-added products.
- Continue the company's permanent cost reduction programs.

In this respect, 1997 proved to be a crucial year. The completion of important projects together with the development of others promoted the advancement of our objective.

US $27 million was invested in mining activities, increasing pelletizing capacity in Las Encinas to 1.5 million tons per year.

An investment of US $66 million allowed completion of a modern 700,000 tons per year direct reduction plant in Monterrey, decreasing dependence on imported scrap.

The second stage of the flat products minimill is the key to the capital expenditures strategy. US $140 million have been earmarked towards doubling capacity to 1.5 million tons per year. Operations are expected to begin in the third quarter of 1998.

Hylsamex is expanding the capacity of several lines that add value to the minimill production, such as: pickling, cold rolling, galvanizing and painting. The latter line was completed in 1997 with the remainder of the lines to be completed in the third quarter of 1998. The amount of US $73 million was allocated for these projects.

In the Bar and Rod Division, a new furnace is being installed in order to manufacture greater

value-added wire rod. This investment reached US $37 million and will be operational by mid 1998. Additional investments of US $15 million will optimize the new facilities by improving product mix with products such as wire rod for tire cord.

In addition, modernization of the rolling mill in the North Plant was completed, increasing capacity by 20%. This investment reached US $10 million.

Aiming at reinforcing our strategic position, Hylsamex became part of the Consorcio Siderurgia Amazonia which acquired 70% of the Venezuelan steel company Sidor. Other members include Tamsa from México, Siderar from Argentina, Sivensa from Venezuela, and Usiminas from Brazil.

This acquisition allows Hylsamex to participate in the development of a company with great growth potential, secure access to competitive raw materials and a favorable geographic location.

OUTLOOK

For 1998, the implementation and start up of the main projects for Hylsamex are foreseen, which will allow to reduce cost and to increase significantly the production and the percentage of high value-added products.

The company will take advantage of the opportunities that the sustained growth of the Mexican economy offers and will maintain its presence in export markets. This will translate into greater operating profits and improved margins and will solidify the leadership of Hylsamex in México and North America.

On behalf of The Board of Directors, we appreciate the support and vote of confidence received by our Shareholders, clients, suppliers and the financial community in 1997, which were instrumental in Hylsamex's success.

February 6, 1998

San Nicolás de Los Garza,

Nuevo León, México.

Dionisio Garza Medina
Chairman of the Board



Alejandro M. Elizondo
Chief Executive Officer



Hylsamex: a different company

Differentiation — is a key word in the business world. It distinguishes a business from others by its quality or actions, marking the difference between winners and losers.

Hylsamex is a different steel company.

In this section, we reflect on some of the unique characteristics that make Hylsamex a leader as both a world class company and higher margin steel producer.



Modernization is the key to our success

Hylsamex's basic strategy is based in its modernization program that has amounted to US $1,250 million in recent years.

Investments are oriented towards a productive structure with state-of-the-art technology, competitive costs and value-added products satisfactory to our clients needs.

This successful modernization program is allowing Hylsamex to advance towards its central objective:To become the highest margin steel producer in North America.



DRI technology

Hylsamex has developed the HYL technology® for the production of directed reduced iron — worldwide leader — which creates a great competitive advantage for DRI users.

The HYL technology®, together with iron ore resources and efficient pelletizing facilities, allows for a cost competitive metallic charge — basic for the production of higher quality steel.

The leadership of the HYL process® is demonstrated by the significant number of plants in Venezuela, Brazil, Indonesia, India, Malaysia, Russia, Saudi Arabia and México.







Flat Products Minimill — unique in the industry

This modern minimill is the first in the world to manufacture ultra-thin hot-rolled steel down to a 1 millimeter gauge in a stable manner and with increasing volumes. This unique facility is a key element in Hylsamex's success.



Given its operational accomplishment, a second phase to double the minimill capacity is under construction.

A new direct reduction plant will guarantee that the metallic charge is available and competitive. In order to increase value-added steel products, capacity facilities in pickling, cold-rolling, galvanizing and painting are being expanded and modernized.







High value-added product portfolio

Hylsamex produces a wide range of innovative products with the highest margin and market leadership in the steel industry.

The more outstanding products are cold-rolled sheet, welded pipe, coated steel, insulated panels, thin hot-rolled steel and ultra-thin hot-rolled steel of 1 millimeter gauge.

In 1997, 53% of sales was attributable to these products; also represent 79% of Hylsamex's exports.

As a result, Hylsamex has emerged as a preferred steel supplier.









Excellence in quality

The cornerstone of Hylsamex's leadership is the search for quality. This effort begani in the 1980's with Quality Circles and has been reaffirmed with the development of a Total Quality policy. These accomplishments have been recognized through the ISO-9001 and/or ISO-9002 certifications awarded to all of the Hylsamex companies. Hylsa's Flat Steel Division is the first Latin American and the seventh steel producer in the world to receive the QS-9000 certification, demanded by the suppliers of the automotive industry.







CERTIFICAD
TÜV
MANAGEMENT SERVICE
La Entidad Certificadora de
TÜV MANAGEMENT SERV
División de TÜV America I
Danvers, Massachusetts
certifica que
CERTIFICAT ◆ CERTIFICADO ◆ СВИДЕТЕЛЬСТВО ◆ 認証證書 ◆ CERTIFICATE
UNDERWRITERS LABORATORIES INC.
CERTIFICATE OF REGISTRATION
Acerex, S.A. de C.V.
Ave. Nogalar 330
San Nicolas de los Garza
66452 Nuevo Leon, Mexico
ISO 9002:1994
EN ISO 9002:1994; BS EN ISO 9002:1994; ANSI/ASQC Q9002:1994
3312 (US) : Steel Works, Blast Furnaces, (Including Coke Ovens), and Rolling Mills
Precise slitting and cut-to-length as well as distribution of flat rolled steel products
UNDERWRITERS LABORATORIES INC.
CERTIFICATE OF REGISTRATION
ISO 9000
HYLSA, S.A. DE C.V.
División Aceros Planos
Av. Los Angeles 325 Ote.
66452 San Nicolás de los Garza, N.L.
México
Underwriters Laboratories Inc.® (UL), Melville, NY, USA, issues this certificate to the Firm named above, after assessing the Firm's quality system and finding it in compliance with
ISO 9002:1994
EN ISO 9002:1994; BS EN ISO 9002:1994; ANSI/ASQC Q9002:1994
and the Quality System Requirements
QS 9000:1995
UL conducted this assessment in accordance with the QS 9000 Code of Practice for Quality System Registrars (Appendix B) for the following scope of registration
3312 (US) : Steel Works, Blast Furnaces (Including Coke Ovens), and Rolling Mills
The manufacture of hot and cold rolled steel coils, by processes including the DIRECT REDUCTION IRON (DRI) process and the COMPACT STRIP PRODUCTION (CSP) process.
This quality system registration is included in UL's Directory of Registered Firms and applies to the provision of goods and/or services as specified in the scope of registration from the address(es) shown above. By issuance of this certificate the firm represents that it will maintain its registration in accordance with the applicable requirements. This certificate is not transferable and remains the property of Underwriters Laboratories Inc. ®.
File Number: A4002
Volume: 1
ISO Issue Date: June 6, 1995
QS Issue Date: June 4, 1997
Revision Date: June 4, 1997
Renewal Date: August 6, 1999
S. Joe Bhatia
Vice President
Follow-Up Services
UL REGISTERED FIRM
C.P. 66440 Mexico
2:1994
File Number: A4030
Volume: 1
Issue Date: February 15, 1996
Revision Date: March 27, 1997
Renewal Date: February 15, 1998
S. Joe Bhatia
Vice President
Follow-Up Services
UL REGISTERED FIRM

People are critical for success

The key to Hylsamex's success is its people. Its highly qualified and creative personnel make achievements possible.

Hylsamex's labor policy is based on human, ethical and moral values designed to encourage performance and contribution. This has resulted in a harmonious and productive relationship between the company and the unions, without labor-related conflicts in 55 years of existence.

The Company provides, through the NOVA Association, medical services, cultural and sport activities which contribute to a better quality of life for Hylsamex's employees.








GATEWAY2000

Hylsamex, as partner of the Consorcio Siderurgia Amazonia, is co-owner of the Venezuelan steel company Sidor since the end of 1997.


SIDOR









Hylsamex's main business units are: Hylsa's five Divisions — Flat Products, Bar and Rod, Tubular Products, HYL Technology and Raw Materials —, Galvak, Galvamet, Hylsa-Bekaert, and Acerex. As well as subsidiaries for scrap processing and freight services.

Hylsamex also participates in the recently privatized Venezuelan Company Siderúrgica del Orinoco (Sidor), in the Consorcio Minero Benito Juárez-Peña Colorada and the electric power generation company PEGI.

Business Strategy

For Hylsamex, 1997 was a crucial year for the conclusion and advancement of different projects, which strengthened its profile as a world class company.

With investments of US $255 million in fixed assets during 1997, the modernization program started in 1990 amounts now to US $1.25 billion consistent with the objective of becoming the highest margin steel producer in North America.

The investment strategy focuses on the modernization and expansion of facilities to increase participation in higher value-added products and the permanent pursuit of cost reduction.

Review of Operations

Hylsa's Raw Materials Division

The extraction, processing and pelletizing of iron ore from the Company's fully owned deposits — Cerro Nahuatl and El Encino — took place as expected, complying with the required quality, availability and cost.

This activity was complemented by Consorcio Minero Benito Juárez-Peña Colorada, in which Hylsamex has a 50% participation. This mine, the largest of its kind in Mexico, produced more than 3 million tons of iron ore in 1997.

Hylsa's HYL Technology Division

For the HYL Technology Division, 1997 was an outstanding year as the new state-of-the-art direct reduction plant for Hylsa's Flat Products Division, with capacity of 700,000 tons per year, was completed. This new facility will be commissioned in early 1998.

In addition, its international leadership was strengthened with the signing of letters of intent for new projects in Russia (1 million tons), Australia (3.6 million tons), Venezuela (1.2 million tons) and Chile (1 million tons).

In order to market steel technology, solid strategic alliances were made with the companies Concast A.G. of Switzerland, SMS of Germany, Danieli of Italy, and the US companies UEC-USX Engineers & Consultants, Bricmont, Inc. and Morgan Construction Co.

HYL obtained the Quality Certification ISO-9001, being the first technology company to achieve it in México.

Hylsa's Flat Products Division

This Division registered excellent operating and financial results. It sold 1.6 million tons which represent a 15% increase over 1996 and the export volume was similar to last year's. Its operating profit grew by 12%.

The performance of the minimill — Mill #2

— contributed to this as well by exceeding its design capacity by 9%, which represents a 16% growth in production with respect to the previous year.

The manufacturing of thin and ultra-thin hot-rolled steel was accomplished in a stable manner and with increasing volumes, reaching 32% of the total production of Mill #2. More than half of this total, was ultra-thin hot-rolled steel (equal or less than 1.2 millimeter in thickness).

Moreover, satisfactory tests to reduce thickness to 0.9 millimeters were achieved.

The Division's quality was recognized with QS-9000 certification, which is demanded by the automotive industry suppliers. Hylsa is the first Latin American steel company and the seventh in the world to receive this accreditation.

Additional recognition included the technological agreement with the German firm SMS Schloemann-Siemag, signed in order to optimize the processing of ultra-thin hot-rolled steel and to provide training to personnel of companies who acquire similar plants.

Hylsa's Bar and Rod Division

This unit reached satisfactory levels of production and sales, which allowed the Division to maintain financial results similar to those of the previous year.

The recovery of the construction industry stimulated rebar and wire rod sales, which registered growths of 1% and 14% respectively in relation to 1996.

Higher margin products were promoted, such as high carbon wire rod for P. C. strand, bead wire and spring wire and valve.

Exports represented 10% of its total sales. An additional 6% in sales was achieved through indirect exports.

Hylsa's Tubular Products Division

This Division once again had excellent results. Its domestic sales increased 30% by the reactivation of the construction sector.

The successful introduction of large dimension structural products to the market especially contributed to sales which grew by 59% with respect to 1996.

Exports grew by 17% as markets were diversified. Sales to the US continue to be restricted because of the restrictions imposed by the US Department of Commerce.

Galvak

For Galvak, 1997 was an outstanding year. The investments made provided important production growth. These results, combined with distribution and sales strategies, translated into operating and financial results which were superior to those of 1996. The operating income grew 15% and profitability reached 30%.

Production grew 22% because of increased capacity in the second painting line and full use of the pipe facilities. Sales grew 34% due to the recovery of the domestic market.

Consistent with the strategy of developing products with higher value-added Galvanneal was introduced by year's end oriented towards the automotive market. To optimize this capacity, an audit on quality took place in order to

obtain the QS-9000 certification.

Galvamet

The year was very satisfactory for this company. Sales of insulated panels grew by 34% and building profiles by 35% in relation to 1996.

Galvamet intensified its export efforts achieving sales in 10 countries.

In order to diversify its product portfolio, Galvamet invested in the modernization of its facilities to manufacture high strength purlin, perforated and prepainted, in "C" and "Z" shaped profiles.

Acerex

This company's excellent production and sales growth allowed it to reach a position of leadership in the steel processing business.

A major penetration in the domestic market due to the strengthening of the Mexican economy allowed a 60% increase in total sales in relation to 1996. In-bond operations grew by 59% and direct sales by 65%.

Revenue grew 52% and operating income 105%, resulting from the incorporation of services of higher added value such as inspection, packing, inventory control, leveling and thickness certification.

Hylsa-Bekaert

The excess supply in the wire and wire derivatives market, limited the company's ability to exceed the 1996 results. Nevertheless, the Company maintained the same total sales volume by increasing its industrial customer base and by selling products with larger contribution, such as Tensilac MB wire and shaft wire.

The company relied on the support of Bekaert, our partner and a world leader in these products.

Hylsamex Projects

In 1997, the capital expenditure strategy was directed toward three lines of action.

- To strengthen the availability of competitive and quality metallics.
- To increase steelmaking and continuous casting capacity using the most advanced technology.
- To invest in downstream facilities in order to transform the additional steel volume into products of higher added value.

US $10 million was invested in the mining and processing of iron ore. The new underground mine, San Ramón, registered an 85% progress and will start operations in 1998, substantially increasing the El Encino Mine reserves.

The project to increase pelletizing capacity at Las Encinas to 1.5 mililion tons per year was completed satisfactorily. In Peña Colorada, two new mills are being installed to increase pelletizing capacity by 10% beginning in 1999. US $15 million will be invested in these projects.

With an investment of US $66 million, a new direct reduction plant was complete by year end in Monterrey, decreasing dependence on imported scrap.

This plant constitutes the state-of-the-art in

DRI technology, as it incorporates advancements such as reformless process scheme and pneumatic transport of hot DRI directly to the furnace.

The second phase of the flat products minimill, with an investment of US $140 million, will double capacity to 1.5 million tons. This project registers a 68% progress and it is scheduled for start-up in the third quarter of 1998.

US $73 million being invested in projects which which will bring added value to the output of the expanded flat products minimill: A 85,000 tons painting line, already in operation; a 500,000 tons pickling line, with a 79% progress; a 150,000 tons cold rolling mill with 74% progress; and 120,000 tons galvanizing line with a 66% progress.

The integral modernization of the rolling area of the North Plant was finished with an investment of US $10 million. The plant's capacity was increased by 20% reaching 450,000 tons per year, in addition to improving the quality of rebar.

In the Puebla Plant, there is a 60% progress in the installation of a new furnace that will have lower operational costs and will improve the quality of the steel in order to manufacture greater value-added wire rod. The investment in this facility is US $37 million and will begin operations during mid 1998.

Additional investments of US $15 million will optimize the new facilities in this plant. A new ladle furnace and a vacuum degassing station which stand out, will start operations beginning 1999.

Siderúrgica del Orinoco (Sidor)

On December 18 1997, Consorcio Siderurgia Amazonia integrated by Hylsamex and Tamsa (Mexico), Siderar (Argentina), Sivensa (Venezuela) and Usiminas (Brazil), acquired from the Republic of Venezuela at public auction 70% of Sidor's shares for US $1.2 billion, slightly above the second place bidder.

To cover its 35% participation in the Consorcio, Hylsamex arranged unsecured loans from domestic and international banks totaling US $246 million with a tenor of 5 years. The Consorcio arranged additional financings in favorable terms and without recourse to its shareholders.

Sidor has great growth potential, secure access to iron ore and competitively-priced fuels, in addition to an excellent geographic location in order to participate in export markets.

Perspectives

For 1998, it is estimated that the Mexican economy will have a favorable performance that will stimulate steel consumption, strengthen domestic prices and increase industry revenue. In the international market fluctuations in the demand for steel are foreseen due to the financial crisis in Asia.

For Hylsamex, it will be a year of consolidation and growth. Its principal projects will start operations, assuring more production capacity, better cost structure and higher operating margins. This will guarantee Hylsamex's leadership in competitiveness, innovation and profitability.

Price Waterhouse



REPORT OF INDEPENDENT AUDITORS ON THE BASIC FINANCIAL STATEMENTS

Monterrey, N. L., January 27, 1998

To the Stockholders of
Hylsamex, S.A. de C. V.

We have audited the consolidated and individual balance sheets of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity), respectively, as of December 31, 1997 and 1996, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.d. to the financial statements, in 1997 the companies adopted the standards contained in the Fifth Series of Amendments to Statement B-10 (Modified), issued by the Mexican Institute of Public Accountants.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity) at December 31, 1997 and 1996, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Price Waterhouse

Raúl Ramírez V.

CONSOLIDATED BALANCE SHEET

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES (SUBSIDIARIES OF ALFA, S. A. DE C. V.)

AT DECEMBER 31, 1997 WITH COMPARATIVE FIGURES FOR 1996

Thousands of Mexican pesos of December 31, 1997 purchasing power

	1997	1996
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	Ps 1,297,953	Ps 385,513
Trade accounts receivable	1,380,868	1,368,444
Other accounts receivable	447,119	234,346
Inventories (Note 4)	2,019,059	1,723,099
Total current assets	5,144,999	3,711,402
INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Note 2.c.)	60,529	15,868
PROPERTY, PLANT AND EQUIPMENT (Note 5)	14,932,311	14,621,866
DEFERRED CHARGES (Note 2.e.)	938,850	871,319
OTHER ASSET (Note 2.f.)	442,835	315,548
Total assets	Ps 21,519,524	Ps 19,536,003

The accompanying fourteen notes are an integral part of these financial statements.

	1997	1996
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 7)	Ps 1,407,422	Ps 557,830
Bank loans	988,013	1,343,918
Accrued interest payable	152,748	132,685
Accounts payable and accrued expenses	1,230,778	1,046,213
Total current liabilities	3,778,961	3,080,646
LONG-TERM LIABILITIES:		
Long-term debt (Note 7)	6,610,303	5,519,323
Estimated liabilities for seniority premiums and pension plans (Note 8)	430,866	464,668
Total long-term liabilities	7,041,169	5,983,991
Total liabilities	10,820,130	9,064,637
STOCKHOLDERS' EQUITY (Note 9):		
Majority interest:		
Nominal capital stock	121,878	121,878
Restatement of capital stock	182,053	182,053
	303,931	303,931
Other contributed capital	1,565,247	1,565,247
Contributed capital	1,869,178	1,869,178
Earned surplus	7,762,291	7,458,851
Total majority interest	9,631,469	9,328,029
Minority interest	1,067,925	1,143,337
Total stockholders' equity	10,699,394	10,471,366
CONTINGENCIES AND SUBSEQUENT EVENTS (Notes 13 and 14)		
Total liabilities and stockholders' equity	**Ps21,519,524**	**Ps19,536,003**

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 1997 WITH COMPARATIVE FIGURES FOR 1996

Thousands of Mexican pesos of December 31, 1997 purchasing power

	1997	1996
Net sales	Ps11,737,928	Ps11,199,875
Cost of sales	(8,990,337)	(8,557,677)
Gross margin	2,747,591	2,642,198
Operating expenses	(755,674)	(719,262)
Operating income	1,991,917	1,922,936
Comprehensive financing (expense) income, net (Note 10)	(67,435)	790,024
	1,924,482	2,712,960
Other income, net	18,522	15,512
Special items, net (Note 11)	(40,647)	(93,838)
Income before the following provisions	1,902,357	2,634,634
Provisions for (Note 12):		
Income tax and asset tax	(310,694)	(710,566)
Employees' profit sharing	(52,584)	(53,093)
Income before extraordinary items	1,539,079	1,870,975
Extraordinary items - Income tax reduction and asset tax credit (Note 12)	184,448	587,617
Consolidated net income	1,723,527	2,458,592
Net income corresponding to minority interest	(36,513)	(60,353)
Net income corresponding to majority interest	**Ps 1,687,014**	**Ps 2,398,239**
Earnings per share corresponding to majority interest, in pesos (Note 2.k.)	**Ps6.921**	**Ps9.839**

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 1997 WITH COMPARATIVE FIGURES FOR 1996

Thousands of Mexican pesos of December 31, 1997 purchasing power

	1997	1996
OPERATIONS		
Income before extraordinary items	Ps 1,539,079	Ps 1,870,975
Items not affecting resources:		
Depreciation and amortization	821,464	878,841
Other, net	(27,800)	(39,292)
	2,332,743	2,710,524
Changes in working capital, other than financing:		
Accounts receivable	(184,128)	203,556
Inventories	(567,288)	(257,490)
Accounts payable and accrued expenses	205,793	(406,377)
	(545,623)	(460,311)
Resources provided by operations before extraordinary items	1,787,120	2,250,213
Extraordinary items - Income tax reduction and asset tax credit	184,448	587,617
Resources provided by operations	1,971,568	2,837,830
FINANCING		
Loans received	6,729,064	3,169,691
Repayment of loans	(5,144,397)	(5,004,771)
Increase in minority interest		66,876
Dividends declared	(222,404)	(262,683)
Resources provided by (used in) financing activities	1,362,263	(2,030,887)
INVESTMENT		
Investment in shares, net	(46,126)	(12,616)
Property, plant and equipment	(2,132,429)	(876,570)
Other assets	(242,836)	(6,186)
Resources used in investment activities	(2,421,391)	(895,372)
Increase (decrease) in cash and temporary investments	912,440	(88,429)
Cash and temporary investments at beginning of year	385,513	473,942
Cash and temporary investments at end of year	Ps 1,297,953	Ps 385,513

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 1997 WITH COMPARATIVE FIGURES FOR 1996

Thousands of Mexican pesos of December 31, 1997 purchasing power

	Contributed capital		
			HYLSAMEX
	Capital stock	Other contributed capital	Total
Balances at December 31, 1995	Ps 303,931	Ps1,565,247	Ps1,869,178
Changes in 1996:			
Reclassification in capital accounts			
Dividends declared (0.60 nominal pesos per share)			
Net income			
Gain (loss) from holding nonmonetary assets			
Changes in minority interest			
Balances at December 31, 1996	303,931	1,565,247	1,869,178
Changes in 1997:			
Dividends declared (0.64 nominal pesos per share)			
Net income			
Gain (loss) from holding nonmonetary assets			
Balances at December 31, 1997 (Note 9)	Ps 303,931	Ps1,565,247	Ps1,869,178

This statement is applicable to and also forms part of the individual financial statements of Hylsamex, S. A. de C. V. as Parent company.

The accompanying fourteen notes are an integral part of these financial statements.

Earned surplus						
Retained earnings	Surplus on restatement of capital	Equity in subsidiaries	Total	Total majority interest	Minority interest	Total stockholders' equity
Ps6,111,495	Ps30,697	Ps1,123,958	Ps7,266,150	Ps9,135,328	Ps1,047,374	Ps10,182,702
36,564	(36,564)					
(262,683)			(262,683)	(262,683)		(262,683)
147,516		2,250,723	2,398,239	2,398,239	60,353	2,458,592
	274,978	(2,217,833)	(1,942,855)	(1,942,855)	(31,266)	(1,974,121)
					66,876	66,876
6,032,892	269,111	1,156,848	7,458,851	9,328,029	1,143,337	10,471,366
(222,404)			(222,404)	(222,404)		(222,404)
169,511		1,517,503	1,687,014	1,687,014	36,513	1,723,527
	77,647	(1,238,817)	(1,161,170)	(1,161,170)	(111,925)	(1,273,095)
Ps5,979,999	Ps346,758	Ps1,435,534	Ps7,762,291	Ps9,631,469	Ps1,067,925	Ps10,699,394

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

BALANCE SHEET

HYLSAMEX, S. A. DE C. V. (PARENT COMPANY, A SUBSIDIARY OF ALFA, S. A. DE C. V.)

AT DECEMBER 31, 1997 WITH COMPARATIVE FIGURES FOR 1996

Thousands of Mexican pesos of December 31, 1997 purchasing power

	1997	1996
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	Ps 132,127	Ps 95,136
Trade accounts receivable (Note 3)	322,890	378,977
Account receivable from subsidiary (Note 7)	409,043	343,337
Other accounts receivable	16,776	23,049
Total current assets	880,836	840,499
LONG-TERM ACCOUNT RECEIVABLE FROM SUBSIDIARY (Note 7)	1,175,052	858,342
INVESTMENT IN SHARES OF SUBSIDIARY AND ASSOCIATED COMPANIES (Notes 1 and 2)	9,553,124	9,263,705
LAND	15,963	15,963
Total assets	Ps11,624,975	Ps10,978,509

The accompanying fourteen notes are an integral part of these financial statements.

	1997	1996
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 7)	Ps 297,063	Ps 243,067
Accounts payable to subsidiaries (Note 3)	365,673	375,667
Accounts payable and accrued expenses	18,544	43,017
Total current liabilities	681,280	661,751
LONG-TERM LIABILITIES:		
Long-term debt (Note 7)	1,312,226	988,729
Total liabilities	1,993,506	1,650,480
STOCKHOLDERS' EQUITY (Note 9):		
Nominal capital stock	121,878	121,878
Restatement of capital stock	182,053	182,053
	303,931	303,931
Other contributed capital	1,565,247	1,565,247
Contributed capital	1,869,178	1,869,178
Earned surplus	7,762,291	7,458,851
Total stockholders' equity	9,631,469	9,328,029
CONTINGENCIES AND SUBSEQUENT EVENTS (Notes 13 and 14)		
Total liabilities and stockholders' equity	Ps11,624,975	Ps10,978,509

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V.

FOR THE YEAR 1997 WITH COMPARATIVE FIGURES FOR 1996

Thousands of Mexican pesos of December 31, 1997 purchasing power

	1997	1996
Revenues arising from:		
Net sales	Ps3,412,550	Ps 3,153,847
Dividends received	226,334	265,248
Services rendered to subsidiaries	133,325	111,506
	3,772,209	3,530,601
Costs and expenses:		
Cost of sales	(3,411,332)	(3,156,583)
Operating expenses	(120,506)	(114,422)
	(3,531,838)	(3,271,005)
Operating income	240,371	259,596
Comprehensive financing expense, net (Note 10)	(67,623)	(110,817)
	172,748	148,779
Other income, net	118	1,029
Income before the following provision	172,866	149,808
Provision for income tax	(3,355)	(2,292)
Income before equity in income of subsidiaries	169,511	147,516
Equity in subsidiaries:		
Income for the year	1,743,837	2,515,971
Dividends received	(226,334)	(265,248)
	1,517,503	2,250,723
Net income	Ps1,687,014	Ps 2,398,239
Earnings per share, in pesos (Note 2.k.)	**Ps6.921**	**Ps9.839**

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V.

FOR THE YEAR 1997 WITH COMPARATIVE FIGURES FOR 1996

Thousands of Mexican pesos of December 31, 1997 purchasing power

	1997	1996
OPERATIONS		
Net income	Ps1,687,014	Ps2,398,239
Items not affecting resources:		
Equity in income of subsidiaries, net	(1,517,503)	(2,250,723)
Other, net	92,733	109,884
	262,244	257,400
Changes in working capital, other than financing:		
Accounts receivable	57,186	99,159
Accounts payable and accrued expenses	(29,731)	(88,187)
	27,455	10,972
Resources provided by operations	289,699	268,372
FINANCING		
Loans received	787,613	229,330
Repayment of loans	(410,120)	(538,457)
Accounts with subsidiaries	(382,416)	332,269
Dividends declared	(222,404)	(262,683)
Resources used in financing activities	(227,327)	(239,541)
INVESTMENT		
Investment in shares, net	(25,822)	(12,400)
Deferred charges	441	(441)
Resources used in investment activities	(25,381)	(12,841)
Increase in cash and temporary investments	36,991	15,990
Cash and temporary investments at beginning of year	95,136	79,146
Cash and temporary investments at end of year	Ps 132,127	Ps 95,136

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

NOTES TO CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
HYLSAMEX, S. A. DE C. V.

AT DECEMBER 31, 1997 WITH COMPARATIVE FIGURES FOR 1996

Thousands of Mexican pesos of December 31, 1997 purchasing power (except where otherwise indicated)

1. Activities of the companies

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is one of the largest steel companies in Mexico and a market leader in each of its major product lines, which are intended primarily for the construction, autoparts and home appliance industries.

HYLSAMEX's activities are carried out through itself and the following subsidiaries of which it owns the majority of the common stock:

	% ownership	
	1997	1996
HYLSA, S.A. de C.V. and subsidiaries:	100.00	100.00
Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V.	50.01	50.01
Las Encinas, S.A. de C.V.	100.00	100.00
Aceros Prosima, S.A. de C.V.	100.00	100.00
Materiales y Aceros Masa, S.A. de C.V.	100.00	100.00
Acerex, S.A. de C.V.	50.01	50.01
Hylsa International Corporation	100.00	100.00
Pegi, S.A. de C.V.	51.80	51.80
Técnica Industrial, S.A. de C.V.	100.00	100.00
Transamerica E. & I. Corp.	100.00	100.00
Ferro Minera Mexicana, S.A. de C.V.	100.00	100.00
Ferropak, S.A. de C.V.	100.00	100.00
Desperdicio en Pacas, S.A. de C.V.	100.00	100.00
Recuperación de Aceros, S.A. de C.V.	100.00	100.00
GALVAK, S.A. de C.V. and subsidiaries:	100.00	100.00
Galvamet, S.A. de C.V.	100.00	100.00
Galvak International, S.A. de C.V.	100.00	100.00
Galvamet Trading Inc.	100.00	100.00
PROMOTORA AZTECA, S.A. de C.V.	100.00	100.00
and subsidiary: Express Anáhuac, S.A. de C.V.	100.00	100.00
HYLSA-BEKAERT, S.A. de C.V.	50.01	50.01
and subsidiary: Hylsabek, S.A. de C.V. (formerly Hylsa División Alambres y Derivados, S.A. de C.V.)	50.01	50.01
HYLSA LATIN, L.L.C.	100.00	

On December 31, 1997 the stockholders approved the merger of Galvamet, S. A. de C. V. into Galvak, S. A. de C. V., effective January 1, 1998.

2. Summary of significant accounting policies

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The individual financial statements of HYLSAMEX (parent company) have been prepared in order to comply with legal requirements to which it is subject as an independent legal entity. In these financial statements the investment in shares of subsidiaries is accounted for by the equity method (paragraph c. below).

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 1997 purchasing power.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of inflation on the financial statements were: 231.886, 200.388 and 156.915 at December 31, 1997, 1996 and 1995, respectively (1994 = 100).

Following is a summary of the most significant accounting policies:

a. Temporary investments

These investments are stated at market value.

b. Inventories and cost of sales (Note 4)

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production

costs of the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

c. Investment in shares of associated companies

The investment in associated companies is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares result from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

d. Property, plant, equipment and depreciation (Note 5)

Up to December 31, 1996, property, plant and equipment and the related accumulated depreciation were stated at replacement cost determined on the basis of appraisals made by independent experts registered with the National Banking and Securities Commission.

In accordance with the Fifth Series of Amendments to Statement B-10 (Modified), issued by the Mexican Institute of Public Accountants, from 1997 onwards these assets are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date. The balances at the beginning of the year were stated at cost restated by applying this new valuation method to the replacement costs determined by the independent appraisers at December 31, 1996. It was not practical to determine the effect of the change in the valuation method.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets. Up to 1996 the useful lives of the assets were determined jointly by the companies and the independent appraisers; from 1997 onwards they are determined by the companies.

The comprehensive financing cost incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

e. Deferred charges

This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to the deposits of extractable mineral of the mining subsidiaries; expenses for placement of debt and preoperating expenses, all of which are subject to amortization.

f. Other asset

This caption comprises an intangible asset related to the pension plan and contributions made by HYLSA to trust funds established for purposes of research and development of technology and for retirement plans.

g. Transactions in foreign currency and exchange differences (Note 6)

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income.

h. Estimated liabilities for seniority premiums and pension plans (Note 8)

The obligations under the companies' retirement plans for their employees (pension and seniority premiums) are recognized as expenses of the years in

which the services are rendered, based on actuarial studies made by independent experts.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

i. Comprehensive financing (expense) income (Note 10)

This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's monthly net monetary assets or liabilities during the year.

j. Income tax and employees' profit sharing (Note 12)

Income tax and employees' profit sharing are recorded using interperiod allocation procedures under the partial liability method. Under this method the effect on income tax and profit sharing of nonrecurring timing differences between the taxable income and financial pretax income which are expected to reverse in an identifiable time period is recorded as deferred income tax and deferred employees' statutory profit sharing.

k. Earnings per share

Earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year.

3. Balances and Operations with Related Parties

In the individual balance sheet of HYLSAMEX, the caption "trade accounts receivable" includes balances with subsidiary companies of Ps101,616 in 1997 and Ps146,211 in 1996.

The statements of income include the following operations with related companies:

	1997	1996
Consolidated		
Corporate services paid	(Ps 210,155)	(Ps 198,457)
HYLSAMEX		
Sales	Ps 1,044,533	Ps 989,000
Purchases (cost of sales)	(3,420,618)	(3,143,638)
Operating expenses	(172,280)	(166,866)
Financial income (expense)	141,034	(130,116)

4. Inventories

Consolidated inventories were analyzed as follows:

	1997	1996
Finished products	Ps 535,303	Ps 442,679
Work in process	282,689	287,012
Raw materials	653,863	408,690
Spare parts, tools and materials	547,204	584,718
Net replacement cost	Ps2,019,059	Ps 1,723,099

5. Property, Plant and Equipment

Consolidated property, plant and equipment comprised the following:

	1997	1996
Land	Ps 719,645	Ps 704,826
Depreciable assets	23,765,904	24,969,048
Construction in progress and other assets	2,045,762	715,052
	26,531,311	26,388,926
Less - Accumulated depreciation	11,599,000	11,767,060
Net restated cost	Ps14,932,311	Ps14,621,866

At December 31, 1997 the cost of property, plant and equipment included Ps1,337,000 of comprehensive financing cost capitalized through 1995.

Depreciation charged to income represented average annual rates of 3.1% in 1997 and 1996.

At December 31, 1997 HYLSA had purchase commitments for machinery and equipment of approximately US$89.4 million, related to the expansion and modernization programs for its productive plant.

Liens on fixed assets are referred to in Note 7.

6. Foreign currency position

At December 31, 1997 and 1996 the exchange rates were 8.05 and 7.88 nominal pesos to the U.S. dollar, respectively. At January 27, 1998, date of issuance of the audited financial statements, the exchange rate was 8.29 nominal pesos to the dollar.

Amounts shown below in this note are expressed in thousands of U.S. dollars (US$), since this is the currency in which most of the companies' foreign currency transactions are carried out.

At December 31, 1997 the companies had the following foreign currency assets and liabilities:

	Consolidated	HYLSAMEX
Monetary assets	US$ 189,253	US$223,757
Current liabilities	(290,712)	(43,754)
Long-term liabilities	(805,928)	(156,158)
	(1,096,640)	(199,912)
Foreign currency monetary position	(US$ 907,387)	US$ 23,845
Nonmonetary assets:		
Fixed assets	US$ 860,886	
Inventories	37,899	
	US$ 898,785	

The above-listed nonmonetary assets are those manufactured outside Mexico and are stated at their net restated cost.

Following is a summary of the transactions in foreign currency:

	1997	1996
Consolidated		
Goods and services:		
Exports	US$250,435	US$212,182
Imports	(228,632)	(137,699)
Interest expense, net	(67,760)	(72,153)
Imports of machinery and equipment	(50,187)	(25,720)
HYLSAMEX		
Interest expense, net	(15,400)	(14,729)

7. Long-term debt

At December 31, 1997 the long-term debt comprised the following:

	Consolidated	HYLSAMEX	Interest rate (*)
Loans in U.S. dollars:			
Eurobonds (a)	Ps 792,523		11.57%
Bonds (b)	2,414,759		9.82%
Debentures (c)	678,325		7.15%
Bank loans secured by the assets purchased	1,531,601		7.97%
Bank loans secured by export sales (d)	1,609,289	Ps1,609,289	7.83%
Unsecured bank loans (e)	798,684		7.36%
Other	49,382		7.61%
Loans in Mexican currency:			
Bank loans secured by the assets purchased	68,162		23.63%
Unsecured bank loans	75,000		24.06%
	8,017,725	1,609,289	
Current maturities	(1,407,422)	(297,063)	
Long-term debt	Ps6,610,303	Ps1,312,226	

Long-term maturities of the debt are as follows:

	Consolidated	HYLSAMEX
1999	Ps1,106,845	Ps 545,444
2000	947,250	364,282
2001	569,099	161,000
2002	389,607	161,000
2003 to 2007	3,597,502	80,500
	Ps6,610,303	Ps1,312,226

(*) The interest rates shown are the average nominal rates at December 31, 1997.

(a) The Eurobonds, totaling US$175.0 million, were placed outside Mexico by HYLSA in 1993. At December 31, 1997 the company had repurchased Eurobonds for an amount of US$76.6 million; the balance at such date of US$98.4 million (equivalent to Ps792,523) matures on February 23, 1998.

(b) The bonds, amounting to US$300 million, were placed outside Mexico by HYLSA in September 1997 and are payable in the year 2007 with the option to be repurchased from the year 2002 onwards.

(c) The debentures are temporarily secured by the HYLSA shares owned by HYLSAMEX, which will be replaced by certain assets of HYLSA and HYLSAMEX. This liability, with a face value of US$100 million, is shown net of a discount of US$15.7 million (equivalent to Ps126,675).

(d) The agreements covering these loans contain certain covenants for HYLSAMEX such as the obligation to channel specific cash flows to guarantee the next maturity, the obligation to supply products manufactured by HYLSA, as well as the obligation to lend a portion of the proceeds to HYLSA which must comply with certain financial ratios. This liability is shown net of a cash deposit of US$17.4 million (equivalent to Ps140,525) applicable to the current portion.

(e) Includes a loan of US$35 million obtained by GALVAK, which is shown net of a cash deposit of US$5.8 million (equivalent to Ps46,259) applicable to the current portion.

The loan agreements contain the usual covenants, several of which require maintenance of certain financial ratios. In the event noncompliance with such ratios is not cured in a time period satisfactory to the banks, the latter may require immediate payment of the entire indebtedness. At December 31, 1997 the companies were in compliance with these covenants.

At December 31, 1997, property, plant and equipment for Ps3,713,000 and shares of subsidiaries and associated companies with a book value of Ps1,752,000, were pledged to guarantee liabilities totaling Ps2,278,000.

8. Estimated Liabilities for Seniority Premiums and Pension Plans

The estimated liability for employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at date of retirement.

HYLSA established an irrevocable trust fund for the payment of pensions and seniority premiums. Contributions to these funds amounted to Ps115,778 in 1997 (Ps101,370 in 1996).

Following is a summary of the principal consolidated financial data relative to these obligations:

	1997	1996
Accumulated benefit obligation	Ps632,170	Ps571,538
Plan assets at market value	(201,304)	(106,870)
Accumulated net liability	Ps430,866	Ps464,668
Projected benefit obligation	Ps690,712	Ps626,643
Plan assets at market value	(201,304)	(106,870)
Unamortized prior service costs	(556,092)	(566,319)
Unamortized actuarial gains and losses	166,859	195,666
Projected net liability	Ps100,175	Ps149,120
Net cost for the year	Ps 70,340	Ps 89,233

Prior service cost, plan amendment costs and actuarial gains and losses are recorded through

charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits (approximately 18 years).

9. STOCKHOLDERS' EQUITY

At December 31, 1997 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement	Restated amount
Contributed capital:			
Capital stock	Ps 121,878	Ps 182,053	Ps 303,931
Other contributed capital	668,502	896,745	1,565,247
	790,380	1,078,798	1,869,178
Earned surplus:			
Retained earnings	3,086,795	2,893,204	5,979,999
Surplus on restatement of capital		346,758	346,758
	3,086,795	3,239,962	6,326,757
Equity in subsidiary and associated companies:			
Earned surplus	1,750,332	351,451	2,101,783
Deficit on restatement of capital		(666,249)	(666,249)
	1,750,332	(314,798)	1,435,534
	4,837,127	2,925,164	7,762,291
Total majority interest	5,627,507	4,003,962	9,631,469
Minority interest	525,868	542,057	1,067,925
Consolidated stockholders' equity	Ps6,153,375	Ps4,546,019	Ps10,699,394

The subscribed and paid-in capital stock comprised 243,756,094 Series "B" common shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

In 1996 the stockholders resolved to increase the fixed minimum portion of the capital stock by issuing 43,000,000 Series "B" shares, with the same characteristics as the current outstanding shares, to be placed in the domestic and foreign markets. At the date of issuance of these financial statements, such placement had not been made and therefore the capital stock increase had not been subscribed or paid in.

Dividends paid from previously taxed earnings are not subject to any additional tax. At December 31, 1997 such earnings amounted to approximately Ps178,251. In the event dividends are paid from retained earnings which have not previously been taxed, a tax equivalent to 51.5% of the dividend will be payable by the company. In the event of capital stock reductions, any excess over capital contributions, the latter inflation-indexed in accordance with the procedures specified in the Mexican Income Tax Law, is accorded the same tax treatment as dividends.

The surplus on restatement of capital comprises principally the accumulated gain from holding nonmonetary assets and represents the difference resulting from restating these assets by the specific cost method and their restatement based on inflation measured in terms of the NCPI.

10. COMPREHENSIVE FINANCING (EXPENSE) INCOME

This item is analyzed as follows:

	1997	1996
Consolidated		
Financial expense	(Ps 937,932)	(Ps1,046,922)
Financial income	100,157	102,913
Exchange loss, net	(192,033)	(144,399)
Gain on monetary position	962,373	1,878,432
	(Ps 67,435)	Ps 790,024
HYLSAMEX		
Financial expense	(Ps 151,562)	(Ps 171,563)
Financial income	159,356	169,856
Exchange gain, net	1,378	1,534
Loss on monetary position	(76,795)	(110,644)
	(Ps 67,623)	(Ps 110,817)

11. Special items, net

Management has followed the practice of recording in this caption those charges and credits which, due to their unusual nature or nonrecurring characteristics, do not represent normal operations of the company. Additionally, this caption includes special charges related to programs for increasing productivity and reducing expenses and costs.

The net charge to consolidated income was as follows:

	1997	1996
Loss on sale of fixed assets	(Ps 18,131)	(Ps 9,496)
Indemnities and other	(22,516)	(84,342)
	(Ps 40,647)	(Ps 93,838)

12. Income tax, asset tax and employees' profit sharing

The net charge to consolidated income for taxes was as follows:

	1997	1996
Income tax	(Ps190,303)	(Ps610,574)
Asset tax	(120,391)	(99,992)
	(310,694)	(710,566)
Extraordinary items:		
Income tax reduction from realization of tax loss carryforwards from prior years	176,961	567,569
Recovery of asset tax from prior years	7,487	20,048
	184,448	587,617
	(Ps126,246)	(Ps122,949)

At December 31, 1997 there were unapplied tax loss carryforwards, which may be restated for inflation through the date they are applied against future taxable profits, expiring in the following years:

2001	Ps 11,236
2002	220,253
2003	257,812
2004	171,247
2005 to 2007	127,620
	Ps788,168

The foregoing amounts include the effect of restatement through December 31, 1997.

Taxable income differs from accounting income due to: (a) permanent differences, mainly in the amounts recorded to reflect the effects of inflation, and (b) timing differences affecting accounting and taxable income in different periods, basically the deduction of inventory purchases for tax purposes and certain provisions. At December 31, 1997 there were accumulated recurring timing differences amounting to Ps1,588,000 which may cause an increase in the income tax and profit sharing payable in future years at the then prevailing tax rates. Accounting principles generally accepted in Mexico do not require deferred taxes to be recognized in respect of these timing differences due principally to their recurring nature.

Asset tax is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of asset tax exceeds the income tax due. Asset tax paid may be carried forward and credited against income tax payable in the following ten years, to the extent income tax exceeds asset tax in those years. At December 31, 1997 the companies had recoverable asset tax expiring in the following years:

1999	Ps142,128
2000	118,680
2001	106,169
2002	109,599
2003 to 2007	510,864
	Ps 987,440

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

13. CONTINGENCIES

In November 1995 and May 1996, HYLSA was assessed additional income tax for the years 1990 and 1993 in the amount of Ps376,000, not including surcharges and restatement for inflation. HYLSA has appealed against this claim and in the opinion of its legal advisors a favorable result should be obtained. Should the appeal not be successful, the company has various offsetting rights which would reduce the amounts payable, such that the resulting liability would not be material. Therefore, HYLSAMEX's management did not consider it necessary to record any provision in connection with this contingency in the financial statements at December 31, 1997.

14. SUBSEQUENT EVENTS

On January 27, 1998, Consorcio Siderurgia Amazonia, Ltd. (Amazonia), of which HYLSAMEX owns 35%, acquired 70% of CVG Siderurgica del Orinoco, C. A. (Sidor), a Venezuelan company, at a cost of US$1,202 million. The share purchase agreement contains certain covenants for Amazonia and its shareholders such as: the obligation to continue with Sidor's operations, an obligation to supply the requirements of the Venezuelan market, make certain capital investments and manage the labor force, as well as the obligation to maintain majority ownership of Sidor. All of such obligations are guaranteed by Amazonia and its shareholders for up to US$300 million. Additionally, Amazonia entered into an agreement under which it and its stockholders are jointly liable for liabilities of Sidor amounting to US$603 million. This guarantee refers only to any interest earned and unpaid during the first two years (1998-1999), but from the third year onwards it also covers any principal amounts due and unpaid. HYLSAMEX's contingent liability is proportional to its equity in Amazonia.

On January 12, 1998 Amazonia contracted a long-term loan of US$600 million to partially cover the acquisition of Sidor's capital stock. Its own shares and the Sidor shares were pledged to secure this loan.

On January 12, 1998, HYLSAMEX and HYLSA contracted unsecured long-term loans of US$246 million to cover the acquisition of HYLSAMEX's 35% equity in Amazonia.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

FINANCIAL SUMMARY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

(ps. millions)

	1997	1996	1995	1994	1993
Total assets	21,519	19,536	21,646	19,770	12,872
Net working capital	2,464	2,147	1,885	2,329	1,985
Total liabilities	10,820	9,065	11,463	10,224	5,895
Total stockholders' equity	10,699	10,471	10,183	9,546	6,978
Net sales	11,738	11,200	10,267	7,908	7,105
Consolidated net income (loss)	1,723	2,459	375	(1,618)	26
Majority net income (loss)	1,687	2,398	358	(1,522)	41
Minority net income (loss)	37	60	17	(97)	(15)
Outstanding shares (millions)	243.756	243.756	243.756	243.756	200.000
Employees	8,096	7,604	7,165	6,791	7,086
Interest coverage	3.36	3.15	1.79	2.08	1.51
Financial leverage	1.01	0.87	1.13	1.07	0.84
Long-term liabilities / Property, plant and equipment	0.47	0.41	0.47	0.43	0.42
Long-term liabilities / Capitalization	0.40	0.36	0.43	0.40	0.33
Current ratio	1.36	1.20	1.06	0.96	1.20
Earnings (loss) per share (Ps)	6.921	9.839	1.470	(6.242)	0.205
Book value per share (Ps)	39.513	38.268	37.477	34.711	34.198

For additional information:
Othón Díaz, Investor Relations
Tel: (52-8) 328-1240
Fax: (52-8) 331-1885
Internet: odiaz@hylsamex.com.mx

Design by Pegasus Design, Inc. Houston, Texas • English Version by Hispanic Southwest, Houston, Texas • Photography by Gabriel Covián

Executive Team

Alejandro M. Elizondo
Hylsamex

Felipe Garza
Hylsa Flat Products Division
Acerex

Régulo Salinas
Hylsa Bar and Rod Division

Joaquín Guzmán
Hylsa Tubular Product Division

Luis Garza T.
Galvak
Galvamet
Hylsa-Bekaert

Raúl Quintero
HYL

Mateo Quiroga
Raw Materials
Services

Ernesto Ortiz
Finance
Planning

J. Antonio Ramírez
Human Resources

Board of Directors

Chairman
Dionisio Garza Medina

Directors
Gerardo X. Calderón Rojas
Alejandro M. Elizondo Barragán
Mauricio Fernández Garza
Bernardo Garza de la Fuente
Roberto Garza Delgado
Armando Garza Sada
Eduardo Garza T.
Alfonso González Migoya
Leopoldo Marroquín Morales
Ernesto Martens Rebolledo
Rafael R. Páez Garza
Rafael Rangel Sostmann
José de Jesús Valdez Simancas

Secretary
Leopoldo Marroquín Morales
Carlos Jiménez Barrera • Alternate

Statuary Auditor
Raúl Ramírez Valenzuela
Rodolfo Sandoval García • Alternate

HYLSAMEX

Munich 101, San Nicolás de los Garza, N.L. 66452 México

Tel: (52-8) 328-2828 Fax: (52-8) 328-1304

www.hylsamex.com.mx

HYLSAMEX

ANNUAL REPORT

1996

A New Era in the Steel Industry

Old perceptions that the steel industry resists change, lacks imagination, and neglects customer needs are far from the truth today.

Globalization, the opening of markets, privatization, and an unprecedented technological revolution have irreversibly changed the steel industry.

The new standard for steel companies is to be world class, high performance, competitive, profitable, and innovative. This is best exemplified by minimills, which require less investment, have lower operating costs, add value to products, and are more profitable.

An international consensus among steel analysts is that:

> *"All winning strategies will involve making 'optimal' use of the facilities, beginning with a good location, low construction costs, low operating costs, maximum tonnage throughput, market niches of at least a component of the product mix, low fixed costs and innovative ways to adapt to changes in market and raw materials circumstances."*

Donald F. Barnett

Picking the Winning Steel Strategies

American Metal Market, September 12, 1995

FINANCIAL HIGHLIGHTS[1]

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIES

	1996	1995	%Var.
Sales (thousands of tonnes)	2,470	2,136	16
Revenue per tonne (US$)	466	440	6
Cost[2] per tonne (US$)	349	332	5
Income Statement (Ps. million)			
Net Sales	9,679	8,872	9
EBITDA[3]	2,421	2,209	10
Depreciation & amortization	759	612	24
Operating income	1,662	1,597	4
Majority net income	2,073	310	569
Net income per share (Ps.)	8.502	1.271	569
Balance Sheet (Ps. million)			
Total assets	16,882	18,706	(10)
Total liabilities	7,833	9,906	(21)
Consolidated stockholders' equity	9,049	8,800	3
Book value per share (Ps.)	33.070	32.387	2

1 In the editorial section of this annual report, monetary figures are expressed in pesos (Ps.) of December 31, 1996 or dollars (US$), unless otherwise specified. Comparison are in real terms, that is, discounting the effects of inflation. Volume figures are metric tonnes.

2 COGS before depreciation & amortization plus operating expenses.

3 Operating income before depreciation & amortization.

CONTENTS

	Page
Financial Highlights	1
To Our Shareholders	2
A View of Hylsamex	6
Operations 1996	17
Independent Auditors' Report	21
Consolidated Financial Statements	22
Notes to Consolidated Financial Statements	32
Financial Summary	40
Executive Team - Board of Directors	IBC

TO OUR SHAREHOLDERS

Hylsamex performed well in 1996 despite lower international steel prices and the slow pace of Mexico's economic recovery.

Highlights of the year included the full-capacity operation of the flat-products minimill as well as the improved production and commercialization of bar and rod.

Hylsamex's operating profit and margin maintained 1995 levels, cash flow in pesos rose 10%, and the financial structure improved significantly. These results contributed to the execution of the corporation's investment plan, which has three objectives: have the highest margin in the industry, be the supplier of choice, and increase the added value of products.

The corporation's accomplishments, as always, are the result of the preparation, effort, and energy of its personnel.

OPERATIONS

Hylsamex set another record by posting a sales volume of 2.5 million tonnes in 1996, 16% more than last year.

This sales record was the result of production-line efficiency and an 11% increase in the sale of value-added products, such as cold-rolled sheet, galvanized products, pipe, structural tubing, wire, and wire derivatives.

Exports maintained an important complementary role and reached US$ 212 million in 1996, 21% of total sales.

One of the most important accomplishments of the year was operating the flat-products minimill at full capacity by April, well before learning curve expectations. More importantly, this mill produces a 1 millimeter, ultra-thin hot-rolled sheet with a high profit margin and considerable growth potential.

The start up of the Puebla Plant's continuous caster was successful as was the initiation of Galvak's second painting line, which doubled capacity.

Acerex, the steel processing joint venture with Worthington Industries, Inc., successfully entered the market with the best-quality products and the most advanced facilities of its type in Mexico.

Hylsa's Technology Division had one of its best years and signed agreements to construct four new DRI plants using HYL® technology. It also successfully expanded its services into new areas of technical consulting and training.

ISO Certification was obtained by six Hylsamex operations in 1996 and early 1997. Galvak's galvanizing and tension leveler lines, Hylsa's flat-products minimill, Hylsa's bar and rod Apodaca Plant, Hylsa's Tubular Products Division, and Acerex were awarded ISO-9002 Certification. Hylsa's Puebla Plant, including product design, obtained ISO-9001 Certification.

Financial Results

Hylsamex's revenue rose to Ps 9,679 million, 9% more than in 1995. Operating margin was 17.2% and operating profit totaled Ps 1,662 million.

Despite a drop in international prices and a stronger peso, Hylsamex's average sale price, in dollars, rose 6% in 1996 due to an improved product mix and increased domestic demand.

The corporation's US$ 80 operating profit per tonne is well above the industry average and a reflection of Hylsamex's competitive strength. Majority net income was Ps 2,073 million, significantly higher than last year.

Cash flow generated from operations was Ps 2,421 million and financed 100% of Hylsamex's US$ 90 million capital expenditure program in 1996.

The corporation's financial structure also improved significantly in 1996 compared with last year: current ratio was 1.20 versus 1.06; leverage ratio improved from 1.13 to 0.87; and interest coverage was 3.15 compared with 1.79.

Strategy

To provide cost-effective raw materials in a timely manner and reduce dependency on imported scrap, the board of directors authorized a US$ 66 million investment to construct a 700,000 tonnes DRI plant that will incorporate a pneumatic transport system and discharge hot DRI directly to the electric furnace.

The output of ultra-thin hot-rolled sheet has reached commercial scale, thus giving Hylsamex a unique product in the market. Its value to customers is much higher than conventional hot-rolled sheet, so it commands a higher margin.

As a result of Hylsamex's objective to add more value to its products, 47% of the corporation's revenues in 1996 were from processed products, such as cold-rolled sheet, galvanized products, pipe, structural tubing, wire, and wire derivatives.

Likewise, Hylsamex advanced in the production of new value-added products with higher margins, such as extra-fine wires, Class III galvanized wire, metal roof tiles, pre-assembled structures, and wire rod used by customers to make pre-stressed wire for concrete and welding micro-wire.

Outlook

Changes in steel-industry technology and the market demand a new company profile.

The optimal configuration is access to quality primary materials at competitive costs; advanced melting and casting technology; highly automated mills; and the capability to produce value-added steel products. Everything focuses on satisfying customer needs with a variety of products on a timely and competitive basis.

Hylsamex's objectives to have the highest margin, be the supplier of choice, and increase the added value of products, together with its US$ 1 billion in

capital expenditures in recent years, are moving the corporation toward this new configuration. Results demonstrate that the corporation's decisions have been correct.

The challenge is to strengthen Hylsamex's existing configuration. The centerpiece of the corporation's plan is the US$ 140 million second phase of the flat-products minimill, which will come on stream toward the end of 1998 and double the plant's hot-rolled sheet capacity to 1.5 million tonnes.

To optimize this investment and boost the value of Hylsamex products, the board of directors also authorized US$ 73 million for expansions in several downstream production lines: pickling 40%, cold rolling 33%, galvanizing 50%, and painting 100%.

At the Puebla Plant, US$ 52 million will be invested to replace existing equipment with a modern furnace and advanced technology in order to reduce costs and produce wire rod of greater added value.

Hylsamex's future is promising because of these investments, the gradual yet sustained recovery of the Mexican economy in the coming years, and the significant per-capita growth potential of steel in Mexico.

The corporation is prepared for future growth because it has the resources and personnel needed to maintain its strong competitive position as a leading corporation in the North American steel industry.

The board of directors appreciates the support of Hylsamex's shareholders, customers, suppliers, and personnel and is confident that by working together, the challenges ahead can be met.

February 6, 1997

San Nicolás de los Garza, N.L., Mexico

Dionisio Garza Medina
Chairman of the Board

Alejandro M. Elizondo
Chief Executive Officer



MINING ACTIVITIES

achieved their quality, delivery,

and cost objectives.



HYL ADVANCED

its leadership in DRI Technology

by signing agreements for new

plants in Mexico, Russia, Saudi

Arabia, and Venezuela.



INNOVATIVE HYL

research continues optimizing use

of natural gas and electricity.











HYLSAMEX PRODUCES *steel using the most advanced technology, which lowers costs, ensures quality, and improves service.*

THE FLAT PRODUCTS *Division's minimill surpassed learning curve expectations during its start-up phase. Its ultra-thin hot-rolled sheet is a unique product in the market, and its value to customers is much higher than conventional sheet.*


SMS

NEW CONTINUOUS *casting equipment at the Bar and Rod Division's Puebla Plant successfully came on stream during the year.*

TO CAPITALIZE ON THE *quality of its flat steel, Hylsamex produces galvanized and painted products as well as polyurethane-insulated panels.*



GALVAK POSTED *excellent results. Its second painting line came on stream during the year and doubled capacity.*



GALVAMET ADVANCED *its leadership position in México's metal construction industry and successfully started exporting.*









FLAT STEEL IS ALSO *transformed into pipe and structural tubing as well as cut and slit to customer specifications.*

HYLSA'S TUBULAR *Products Division increased sales by focusing on such value-added products as conduit and galvanized pipe.*


ACEREX

ACEREX IS THE LEADING *steel processor in Mexico due to its high-volume capacity and modern equipment.*



LONG STEEL PRODUCTS

are processed into value-

added wire rod, wire, and

wire derivatives.



HYLSA'S BAR AND ROD

Division made significant

advances in reducing costs,

serving customers, and

improving technical support.


ALAMBRE DE PUAS

HYLSA - BEKAERT

posted positive results by

manufacturing more value-added

products and increasing exports.





Hylsamex has nine operating units. Hylsa, the largest company, has five divisions: Flat Products, Bar and Rod, Tubular Products, HYL Technology, and Raw Materials. The other units are Galvak, Galvamet, Hylsa-Bekaert, and Acerex. The corporation also has subsidiaries responsible for scrap processing and freight services.

Business Strategy

In response to changes in the steel industry, Hylsamex has taken steps to adapt to this new environment, strengthen its competitive position, and maintain its profitability.

Three basic objectives guide Hylsamex's decisions:

- Have the highest profit margin in North America.
- Be the steel supplier of choice.
- Increase the added value of products.

Hylsamex has pursued these objectives through an intensive US$ 1 billion capital expenditure program that follows these strategies:

- Modernize production facilities by incorporating proven, state-of-the-art technology, such as HYL. The corporation seeks to have facilities with the most advanced technology to reduce costs, increase quality, and improve service.
- Increase the production of value-added products. Hylsamex's product mix focuses on higher-margin products, which minimize the effects of market fluctuations and generate greater profits.
- Continue to reduce costs. Increasing and aggressive competition make it imperative to continuously improve operating efficiency.

These actions have given Hylsamex a new configuration whose centerpiece is steel manufacturing with continuous casting and highly efficient automated rolling mills.

The quality of Hylsamex steel is enhanced by its mineral deposits and HYL® technology. This combination has made Hylsamex one of the lowest-cost producers in North America.

Hylsamex seeks to capitalize on the advantage of its quality steel by transforming it into value-added products which offer customers the best product mix.

Hylsamex's success has transformed it into the preferred steel supplier in its markets.

Review of Operations

Hylsa's Raw Materials Division

The Cerro Náhuatl and El Encino mines exceeded last year's results by a wide margin in 1996. Shipments of pre-concentrated iron ore from the pelletizing plant increased 38% and pellet output rose 63%.

A new production record was set by the Peña Colorada mining consortium, which is half-owned by Hylsamex. The mine produced more than 3 million tonnes in 1996, 8% more than the previous year.

Pellet supply to DRI plants met volume, quality, delivery, and cost objectives in 1996.

Hylsa's HYL Technology Division

1996 was a very successful year. Agreements were signed to construct four new DRI plants. In addition to the plant for Hylsamex in Monterrey, Mexico (700,000 tonnes), plants will be constructed in Lebedinsky, Russia (1 million tonnes), Hadeed, Saudi Arabia (1.1 million tonnes),

and Posven, Venezuela (1.5 million tonnes).

A letter of intent was also signed to build a 600,000 tonnes plant for the Ferrio Project in Brazil.

It also provided technical assistance in various areas of the steel production process in India, Spain, Thailand, and the United States.

Research is keeping HYL a leading technology. Significant advances were made in reformerless reduction, the industrial implementation of pneumatic hot transport systems, iron fines processing, and iron recovery from the steel making processes.

Hylsa's Flat Products Division

This division strengthened the minimill's operations (Mill 2) in 1996. The new plant reached full capacity five months before expectations, and its steel quality, dimensions, gauge, and flatness have also exceeded expectations.

Because of its success and the experience acquired by Hylsa's personnel the minimill has become a training center and provided 28,760 man-hours of instruction in 1996 to five international companies.

Output of ultra-thin hot-rolled steel, especially 1 millimeter gauge, is continuing to increase steadily. This is a unique product in the market and its value to customers is much higher than conventional hot-rolled steel.

The division's sales volume was 1.4 million tonnes, 15% above 1995.

The minimill obtained ISO-9002 Certification in April for all its processes. In 1995, the division obtained certification for Mill 1.

It has already started the process to obtain QS-9000 Certification in 1997 to increase its participation in the automotive market.

To increase Mill 1 productivity and yield, the board of directors authorized capital expenditures to increase ingot weight from 5 to 10 tonnes. This will improve quality and reduce customer waste by eliminating the need to weld two coils.

Hylsa's Bar and Rod Division

During 1996, this division posted satisfactory results despite the slow recovery of Mexico's construction industry.

An operating highlight was the successful start up of the continuous caster at the Puebla Plant, which has improved quality, reduced costs, and facilitated new product development.

Sales of finished products rose 18%, and revenues grew 14%. These results and a reduction in costs resulted in a 36% increase in operating profit.

The Apodaca Plant obtained ISO-9002 Certification in March 1996 for all its facilities. In early 1997, the Puebla Plant received ISO-9001 Certification for its administrative and production processes as well as for product design.

The division advanced its objective of focusing the Puebla Plant on the manufacture of wire rod with higher added value in order to minimize the effects of market swings and increase profit.

The Apodaca Plant, which produces rebar, continued improving productivity, simplifying operations, and reducing costs.

Galvak Operating and financial results for this company were excellent in 1996.

Production lines operated at capacity, and the second painting line came on stream in May, doubling installed capacity. This helped to increase domestic sales 52% while maintaining export volume.

Revenue increased 8% and operating profit rose 5%, adjusted for inflation.

Galvak obtained ISO-9002 Certification for its galvanizing and tension leveler lines in February.

Galvamet This company significantly improved its performance and strengthened its leadership in the metal construction industry in 1996.

Sales of insulated panels increased 17%, and building profiles jumped 289%. Exports of insulated panels tripled and represented 20% of sales volume.

Financial results were satisfactory. Revenue rose 72% and operating profit 14%, both adjusted for inflation.

Galvamet and Galvak improved their commercial integration during the year and are planning to establish a facility to make building profiles and metal roof tile.

Hylsa's Tubular Products Division Despite a highly competitive yet slowly recovering domestic market for its products in 1996, the division posted extraordinary results.

To offset the domestic situation, the division focused on producing value-added products, such as conduit, galvanized pipe, and close-tolerance commercial products.

This, together with greater exports, which rose from 32% to 37% of total sales, resulted in a 10% increase in sales volume over 1995. This permitted operating profits to almost triple compared with the previous year.

The Tubular Products Division also obtained ISO-9002 Certification in early 1997 for all its production processes.

Acerex This company's performance was exceptional, especially since 1996 was its first year of operation.

Principal customers are automotive, appliance, pressure vessel, and construction companies. Its operating and net profit were both positive.

Its location next to the Flat Products Division's minimill is a great competitive advantage.

Acerex is studying the possibility of offering additional value-added services, such as producing steel blanks that are ready to be processed by customers.

The company obtained ISO-9002 Certification in early 1997.

Hylsa-Bekaert Despite limited activity in Mexico's construction and agriculture sectors, this company posted results greater than those in 1995.

The company's exports doubled as a percentage of total sales, reaching 19% in 1996. Total sales rose 14%.

Restrictions in the domestic market made it necessary to manufacture products with greater added value, such as extra-fine wires and Class III galvanized wire.


UL
REGISTERED FIRM

All ISO-9000 series certifications have been registered by Underwriters Laboratories Inc.

Support from Hylsa's joint-venture partner, Bekaert, a world leader in this type of product, was essential to increasing export sales.

Hylsamex Projects

During 1996, Hylsamex's projects and investments sought to better integrate its companies and balance their strengths.

To assure the supply of raw materials the new San Ramón mine is being developed, and the capacity of Hylsamex's pelletizing plant is being increased to 1.5 million tonnes. These projects will be on stream toward the end of 1997.

Concerning DRI, construction of the new HYL III plant in Monterrey began. This 700,000 tonnes per year plant will come on stream toward the end of 1997 and incorporate such advances as reformerless reduction, pneumatic transport of hot DRI directly to the furnace.

Because of the flat-products minimill's excellent operating results, a second phase was approved that will double the minimill's hot-rolled sheet production to 1.5 million tonnes.

At US$ 140 million, this second phase will cost a fraction of the original because facilities and equipment from the first phase will be used.

To increase the added value of the minimill's output, new projects were approved to expand the following downstream production lines: pickling 40%, cold rolling 33%, galvanizing 50%, and painting 100%. The production of Galvanneal will also begin.

The estimated investment for these projects is US$ 73 million, and the new production lines will be in operation toward the end of 1998.

The board of directors also approved a US$ 52 million investment to replace existing equipment at the Puebla Plant with a modern furnace and other processing equipment.

This investment will enable the plant to reduce costs and manufacture new products, such as wire rod used by customers for tire cord, cold heading, cold drawing, wire, and wire derivatives. Results from these projects are expected in early 1998.

Hylsamex's Outlook

The corporation's challenge in the coming years is to maintain its leadership position.

Hylsamex's investment program for 1997 and beyond will strengthen the corporation's configuration and advance its strategies of modernizing facilities, adding more value to products, and reducing costs.

By accomplishing this, Hylsamex will continue to be the best option for customers and maximize opportunities resulting from the sustained recovery of the Mexican economy without neglecting its presence in international markets.

This will allow Hylsamex to continue posting margins and profits above industry averages.

Price Waterhouse



REPORT OF INDEPENDENT AUDITORS
ON THE BASIC FINANCIAL STATEMENTS

Monterrey, N.L., January 24, 1997

To the Stockholders of
Hylsamex, S.A. de C. V.

We have audited the consolidated and individual balance sheets of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity), respectively, as of December 31, 1996 and 1995, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of a consolidated subsidiary whose assets represented 9% of the consolidated totals in 1996 and 1995, were audited by other independent auditors and our opinion expressed below, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

In our opinion, based on our audits and on the report of the other auditors referred to above, the aforementioned financial statements present fairly, in all material respects, the financial position of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity) at December 31, 1996 and 1995, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Price Waterhouse

Raúl Ramírez V.

CONSOLIDATED BALANCE SHEET

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES (SUBSIDIARIES OF ALFA, S. A. DE C. V.)

AT DECEMBER 31, 1996 WITH COMPARATIVE FIGURES FOR 1995

Thousands of Mexican pesos of December 31, 1996 purchasing power

	1996	1995
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	Ps 333,147	Ps 409,565
Trade accounts receivable	1,182,563	1,345,714
Other accounts receivable	202,514	209,017
Inventories (Note 4)	1,489,044	1,448,794
Total current assets	3,207,268	3,413,090
INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Note 2.c)	13,713	700
PROPERTY, PLANT AND EQUIPMENT (Note 5)	12,635,720	14,187,515
DEFERRED CHARGES (Note 2.e)	752,964	739,448
INTANGIBLE ASSET (Note 9)	272,685	365,128
Total assets	**Ps 16,882,350**	**Ps 18,705,881**

The accompanying fourteen notes are an integral part of these financial statements.

	1996	1995
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	Ps 482,058	Ps 637,796
Bank loans and commercial paper (Note 7)	1,161,368	1,213,196
Accrued interest payable	114,662	164,393
Accounts payable and accrued expenses	904,104	1,210,298
Total current liabilities	2,662,192	3,225,683
LONG-TERM LIABILITIES:		
Long-term debt (Note 8)	4,769,611	6,142,221
Estimated liabilities for pension plan and seniority premiums (Note 9)	401,550	538,433
Total long-term liabilities	5,171,161	6,680,654
Total liabilities	7,833,353	9,906,337
STOCKHOLDERS' EQUITY (Note 10):		
Majority interest:		
Nominal capital stock	121,878	121,878
Restatement of capital stock	140,769	140,769
	262,647	262,647
Other contributed capital	1,352,633	1,352,633
Contributed capital	1,615,280	1,615,280
Earned surplus	6,445,684	6,279,159
Total majority interest	8,060,964	7,894,439
Minority interest	988,033	905,105
Total stockholders' equity	9,048,997	8,799,544
CONTINGENCIES (Note 14)		
Total liabilities and stockholders' equity	**Ps16,882,350**	**Ps18,705,881**

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 1996 WITH COMPARATIVE FIGURES FOR 1995

Thousands of Mexican pesos of December 31, 1996 purchasing power

	1996	1995
Net sales	Ps 9,678,551	Ps8,872,270
Cost of sales	(7,395,254)	(6,676,379)
Gross margin	2,283,297	2,195,891
Operating expenses	(621,562)	(599,153)
Operating income	1,661,735	1,596,738
Comprehensive financing income (expense), net (Note 11)	682,712	(1,138,375)
	2,344,447	458,363
Other income, net	13,405	13,751
Special items, net (Note 12)	(81,092)	(54,312)
Income before the following provisions	2,276,760	417,802
Provisions for (Note 13):		
Income tax and asset tax	(614,047)	(178,785)
Employees' profit sharing	(45,881)	(1,285)
Income before extraordinary items	1,616,832	237,732
Extraordinary items - Income tax reduction from realization of tax loss carryforwards and recovery of asset tax from prior years (Note 13)	507,799	86,492
Consolidated net income	2,124,631	324,224
Net income corresponding to minority interest	(52,155)	(14,493)
Net income corresponding to majority interest	**Ps2,072,476**	**Ps 309,731**
Earnings per share expressed in Mexican pesos, corresponding to majority interest and calculated on the outstanding shares at the end of each year	Ps 8.5022	Ps 1.2706

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 1996 WITH COMPARATIVE FIGURES FOR 1995

Thousands of Mexican pesos of December 31, 1996 purchasing power

	1996	1995
OPERATIONS		
Income before extraordinary items	Ps1,616,832	Ps 237,732
Items not affecting resources:		
Depreciation and amortization	759,465	611,914
Other, net	(33,955)	69,235
	2,342,342	918,881
Changes in working capital other than financing:		
Accounts receivable	175,906	(164,795)
Inventories	(222,514)	(207,206)
Accounts payable and accrued expenses	(351,177)	541,908
	(397,785)	169,907
Resources provided by operations before extraordinary items	1,944,557	1,088,788
Extraordinary items - Income tax reduction from realization of tax loss carryforwards and recovery of asset tax from prior years	507,799	86,492
Resources provided by operations	2,452,356	1,175,280
FINANCING		
Loans received	2,739,139	5,479,746
Repayment of loans	(4,324,953)	(4,856,629)
Expenses in connection with shares issued in 1994		(6,353)
Increase in minority interest	57,792	98,528
Dividends (declared) received	(227,002)	1,165
Resources (used in) provided by financing activities	(1,755,024)	716,457
INVESTMENT		
Investment in shares, net	(10,902)	(13,726)
Property, plant and equipment	(644,628)	(1,568,817)
Deferred charges	(118,220)	(279,748)
Resources used in investment activities	(773,750)	(1,862,291)
(Decrease) increase in cash and temporary investments	(76,418)	29,446
Cash and temporary investments at beginning of year	409,565	380,119
Cash and temporary investments at end of year	**Ps 333,147**	**Ps 409,565**

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 1996 WITH COMPARATIVE FIGURES FOR 1995

Thousands of Mexican pesos of December 31, 1996 purchasing power

	Contributed capital		
			HYLSAMEX
	Capital stock	Other contributed capital	Total
Balances at December 31, 1994	Ps262,647	Ps1,358,986	Ps1,621,633
Changes in 1995:			
Expenses incurred in connection with shares issued in 1994		(6,353)	(6,353)
Net (loss) income of the year			
(Loss) gain from holding nonmonetary assets			
Changes in minority interest			
Balances at December 31, 1995	262,647	1,352,633	1,615,280
Changes in 1996:			
Reclassification in capital accounts			
Dividends declared (0.60 nominal pesos per share)			
Net income for the year			
Gain (loss) from holding nonmonetary assets			
Changes in minority interest			
Balances at December 31, 1996 (Note 10)	Ps262,647	Ps1,352,633	Ps1,615,280

This statement is applicable to and also forms part of the individual financial statements of Hylsamex, S. A. de C. V. as Parent company.

The accompanying fourteen notes are an integral part of these financial statements.

Earned surplus						
Retained earnings	Surplus on restatement of capital	Equity in subsidiaries	Total	Total majority interest	Minority interest	Total stockholders' equity
Ps5,410,109	Ps 31,352	Ps 248,640	Ps5,690,101	Ps7,311,734	Ps937,415	Ps8,249,149
				(6,353)		(6,353)
(128,763)		438,494	309,731	309,731	14,493	324,224
	(4,825)	284,152	279,327	279,327	(145,331)	133,996
					98,528	98,528
5,281,346	26,527	971,286	6,279,159	7,894,439	905,105	8,799,544
31,597	(31,597)					
(227,002)			(227,002)	(227,002)		(227,002)
127,478		1,944,998	2,072,476	2,072,476	52,155	2,124,631
	237,627	(1,916,576)	(1,678,949)	(1,678,949)	(27,019)	(1,705,968)
					57,792	57,792
Ps5,213,419	Ps232,557	Ps 999,708	Ps6,445,684	Ps8,060,964	Ps988,033	Ps9,048,997



Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

BALANCE SHEET

HYLSAMEX, S. A. DE C. V. (PARENT COMPANY, A SUBSIDIARY OF ALFA, S. A. DE C. V.)

AT DECEMBER 31, 1996 WITH COMPARATIVE FIGURES FOR 1995

Thousands of Mexican pesos of December 31, 1996 purchasing power

	1996	1995
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	Ps 82,213	Ps 68,395
Trade accounts receivable (Note 3)	327,499	384,267
Account receivable from subsidiary (Note 8)	296,700	294,615
Other accounts receivable	19,918	30,261
Total current assets	726,330	777,538
LONG-TERM ACCOUNT RECEIVABLE FROM SUBSIDIARY (Note 8)	741,751	1,031,152
INVESTMENT IN SHARES OF SUBSIDIARY AND ASSOCIATED COMPANIES (Notes 1 and 2)	8,005,379	7,823,222
LAND	13,794	14,143
Total assets	Ps9,487,254	Ps9,646,055

The accompanying fourteen notes are an integral part of these financial statements.

	1996	1995
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	Ps 210,050	Ps 80,587
Accounts payable to subsidiaries (Note 3)	324,639	306,108
Accounts payable and accrued expenses	37,174	113,893
Total current liabilities	571,863	500,588
LONG-TERM DEBT (Note 8)	854,427	1,251,028
Total liabilities	1,426,290	1,751,616
STOCKHOLDERS' EQUITY (Note 10):		
Nominal capital stock	121,878	121,878
Restatement of capital stock	140,769	140,769
	262,647	262,647
Other contributed capital	1,352,633	1,352,633
Contributed capital	1,615,280	1,615,280
Earned surplus	6,445,684	6,279,159
Total stockholders' equity	8,060,964	7,894,439
Total liabilities and stockholders' equity	**Ps 9,487,254**	**Ps 9,646,055**

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V.

FOR THE YEAR 1996 WITH COMPARATIVE FIGURES FOR 1995

Thousands of Mexican pesos of December 31, 1996 purchasing power

	1996	1995
Revenues arising from:		
Net sales	Ps 2,725,447	Ps 920,214
Dividends	229,218	
Administrative services	96,360	75,016
	3,051,025	995,230
Costs and expenses:		
Cost of sales	(2,727,812)	(924,025)
Operating expenses	(98,880)	(76,528)
	(2,826,692)	(1,000,553)
Operating income (loss)	224,333	(5,323)
Comprehensive financing expense, net (Note 11)	(95,764)	(124,010)
	128,569	(129,333)
Other income, net	889	570
Income (loss) before the following provision	129,458	(128,763)
Provision for income tax	(1,980)	(21,890)
Income (loss) before extraordinary item	127,478	(150,653)
Extraordinary item - Income tax reduction from realization of tax loss carryforwards from prior years		21,890
Income (loss) before equity in income of subsidiaries	127,478	(128,763)
Equity in income of subsidiaries:		
Income for the year	2,174,216	438,494
Dividends received	(229,218)	
	1,944,998	438,494
Net income	**Ps2,072,476**	**Ps 309,731**

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V.

FOR THE YEAR 1996 WITH COMPARATIVE FIGURES FOR 1995

Thousands of Mexican pesos of December 31, 1996 purchasing power

	1996	1995
OPERATIONS		
Net income	Ps 2,072,476	Ps 309,731
Items not affecting resources:		
Equity in income of subsidiaries, net	(1,944,998)	(438,494)
Other, net	94,959	
	222,437	(128,763)
Changes in working capital, other than financing:		
Accounts receivable	83,423	(428,327)
Accounts payable and accrued expenses	(76,208)	435,388
	7,215	7,061
Resources provided by (used in) operations	229,652	(121,702)
FINANCING		
Loans received	198,179	1,342,258
Repayment of loans	(465,316)	(10,639)
Accounts with subsidiaries	289,402	(1,325,767)
Expenses in connection with shares issued in 1994		(6,353)
Dividends declared	(227,002)	
Resources used in financing activities	(204,737)	(501)
INVESTMENT		
(Investment in) divestiture of shares, net	(10,716)	156,587
Deferred charges	(381)	
Resources (used in) provided by investment activities	(11,097)	156,587
Increase in cash and temporary investments	13,818	34,384
Cash and temporary investments at beginning of year	68,395	34,011
Cash and temporary investments at end of year	Ps 82,213	Ps 68,395

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

NOTES TO CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
HYLSAMEX, S. A. DE C. V.

AT DECEMBER 31, 1996 WITH COMPARATIVE FIGURES FOR 1995

Thousands of Mexican pesos of December 31, 1996 purchasing power (except where otherwise indicated)

1. Activities of the Companies

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V., is one of the largest steel companies in Mexico and a market leader in each of its major product lines, which are intended primarily for the construction, autoparts and home appliance industries.

HYLSAMEX's activities are carried out through itself and the following subsidiaries of which it owns the majority of the common stock:

	% ownership	
	1996	1995
HYLSA, S.A. de C.V. and subsidiaries:	100.00	100.00
Consorcio Minero Benito Juárez, Peña Colorada, S.A. de C.V.	50.01	50.01
Las Encinas, S.A. de C.V.	100.00	100.00
Aceros Prosima, S.A. de C.V.	100.00	100.00
Materiales y Aceros Masa, S.A. de C.V.	100.00	100.00
Acerex, S.A. de C.V.	50.01	50.01
Hylsa International Corporation	100.00	100.00
Planta Eléctrica Grupo Industrial, S.A. de C.V.	51.80	51.80
Técnica Industrial, S.A. de C.V.	100.00	100.00
Transamérica E. & I. Corp.	100.00	100.00
Ferro Minera Mexicana, S.A. de C.V.	100.00	100.00
Ferropak, S.A. de C.V.	100.00	100.00
Desperdicio en Pacas, S.A. de C.V.	100.00	100.00
Recuperación de Aceros, S.A. de C.V.	100.00	100.00
Industrial Regiomontana, S.A. de C.V.(*)	-	100.00
Productos de Concreto, S.A. de C.V.(*)	-	100.00
GALVAK, S.A. de C.V. and subsidiaries:	100.00	100.00
Galvamet, S.A. de C.V.	100.00	100.00
Galvak International, S.A. de C.V.	100.00	100.00
Galvamet Trading Inc.	100.00	-
PROMOTORA AZTECA, S.A. de C.V. and subsidiary:	100.00	100.00
Express Anáhuac, S.A. de C.V.	100.00	100.00
HYLSA-BEKAERT, S.A. de C.V. and subsidiary:	50.01	50.01
Hylsa División Alambres y Derivados, S.A. de C.V.	50.01	50.01

(*) These subsidiaries were liquidated in January 1996; they transferred their properties to HYLSA in 1995.

2. Summary of Significant Accouting Policies

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The individual financial statements of HYLSAMEX (parent company) have been prepared in order to comply with legal requirements to which it is subject as an independent legal entity. In these financial statements the investment in shares of subsidiaries is accounted for by the equity method.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 1996 purchasing power.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of inflation on the financial statements were: 200.388, 156.915 and 103.257 at December 31, 1996, 1995 and 1994, respectively (1994 = 100).

Following is a summary of the most significant accounting policies:

a. Temporary investments

These investments are stated at market value.

b. Inventories and cost of sales (Note 4)

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs for the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

c. Investment in shares of associates

The investment in associated companies is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares result from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees. Other investments in shares are stated at their acquisition cost.

d. Property, plant, equipment and depreciation (Note 5)

Property, plant and equipment and related accumulated depreciation are stated at net replacement cost determined on the basis of appraisals made by independent experts registered with the National Banking and Securities Commission.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets determined jointly by the companies and the independent appraisers.

The comprehensive financing cost incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

e. Deferred charges

This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to the deposits of extractable mineral of the mining subsidiaries and preoperating expenses. Most of these deferred charges are amortized at a 10% annual rate.

f. Transactions in foreign currency and exchange differences (Note 6)

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income.

g. Estimated liabilities for pension plan and seniority premiums (Note 9)

The obligations under the companies' retirement plans for their employees (pension and seniority premiums) are recognized as expenses of the years in which the services are rendered, based on actuarial studies made by independent experts.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

h. Comprehensive financing income (expense) (Note 11)

This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the company's monthly net monetary assets or liabilities during the year.

i. Income tax and employees' profit sharing (Note 13)

Income tax and employees' profit sharing are recorded using interperiod allocation procedures under the partial liability method. Under this method the effect

on income tax and profit sharing of nonrecurring timing differences between the taxable income and financial pretax income which are expected to reverse in an identifiable time period is recorded as deferred income tax and deferred employees' statutory profit sharing.

3. BALANCES AND OPERATIONS WITH RELATED PARTIES

In the individual balance sheet of HYLSAMEX, the caption "trade accounts receivable" includes balances with subsidiary companies of Ps126,351 in 1996 and Ps47,495 in 1995.

The statements of income include the following operations with related companies:

	1996	1995
Consolidated		
Corporate services paid	(Ps 171,500)	(Ps 131,939)
HYLSAMEX		
Sales	Ps 854,660	Ps 277,789
Purchases (cost of sales)	(2,716,625)	(1,030,243)
Operating expenses	(144,200)	(79,376)
Financial (expense) income	(112,442)	53,771

4. INVENTORIES

Consolidated inventories were analyzed as follows:

	1996	1995
Finished products	Ps 382,550	Ps 350,630
Work in process	248,026	272,728
Raw materials	353,176	344,394
Spare parts, tools and materials	505,292	481,042
	Ps 1,489,044	Ps1,448,794

5. PROPERTY, PLANT AND EQUIPMENT

Consolidated property, plant and equipment comprised the following:

	1996	1995
Land	Ps 609,087	Ps 574,451
Depreciable assets	21,577,403	23,647,958
Construction in progress and other assets	617,924	556,686
	22,804,414	24,779,095
Less - Accumulated depreciation	10,168,694	10,591,580
	Ps12,635,720	Ps14,187,515

At December 31, 1996, HYLSA had purchase commitments for machinery and equipment of approximately US$39 million, related to the expansion and modernization programs for its productive plant.

At December 31, 1996 the cost of property, plant and equipment included Ps1,216,000 of comprehensive financing cost capitalized through 1995.

Depreciation charged to income represented average annual rates of 3.1% in 1996 and 2.3% in 1995.

Liens on fixed assets are referred to in Note 8.

6. FOREIGN CURRENCY POSITION

At December 31, 1996, 1995 and 1994, the exchange rates were 7.88, 7.69 and 5.00 pesos to the U.S. dollar, respectively.

At January 24, 1997, date of issuance of the audited financial statements, the exchange rate was 7.81 pesos to the dollar.

Amounts in this note are expressed in thousands of U.S. dollars (US$), since this is the currency in which most of the companies' foreign currency transactions are carried out.

At December 31, 1996 the companies had the following foreign currency assets and liabilities:

	Consolidated	HYLSAMEX
Monetary assets	US$ 48,675	US$ 143,718
Current liabilities	(192,552)	(26,666)
Long-term liabilities	(579,138)	(108,471)
	(771,690)	(135,137)
Foreign currency monetary position	(US$ 723,015)	US$ 8,581
Nonmonetary assets:	US$ 866,221	
Fixed assets	21,243	
Inventories	US$ 887,464	

The above-listed nonmonetary assets are those manufactured outside Mexico and are stated at their net replacement cost.

Following is a summary of the transactions in foreign currency:

	1996	1995
Consolidated		
Goods and services:		
Exports	US$212,182	US$247,500
Imports	(137,699)	(123,313)
Interest expense	(72,153)	(77,482)
Imports of machinery and equipment	(25,720)	(39,598)
HYLSAMEX		
Interest expense	(14,729)	(5,837)

7. Bank loans and commercial paper

At December 31, 1996 consolidated short-term bank loans and commercial paper comprised the following:

Banks loans	Ps 846,288
Commercial paper	315,080
	Ps 1,161,368

The commercial paper amount is part of a US$150 million program. At December 31, 1996 the companies had unused credit lines with foreign and domestic banks of US$164 million and US$303 million, respectively.

8. Long-term debt

At December 31, 1996 the long-term debt comprised the following:

	Consolidated	HYLSAMEX	Interest rate (*)
Loans in U.S. dollars:			
Eurobonds (a)	Ps1,376,582		11.57%
Debentures (b)	644,343		6.83%
Bank loans secured by the assets purchased	1,506,021		8.27%
Bank loans to increase export sales (c)	1,064,477	Ps 1,064,477	8.89%
Unsecured bank loans (d)	353,505		10.28%
Other	85,203		7.45%
Loans in Mexican currency:			
Bank loans secured by the assets purchased	196,635		32.20%
Unsecured bank loans	24,903		30.15%
	5,251,669	1,064,477	
Less - Current maturities	482,058	210,050	
Long-term debt	Ps4,769,611	Ps 854,427	

Long-term maturities of the debt are as follows:

	Consolidated	HYLSAMEX
1998	Ps 1,968,426	Ps 321,282
1999	616,672	348,050
2000	549,552	185,095
2001	320,365	
2002 onwards	1,314,596	
	Ps 4,769,611	Ps 854,427

(*) The interest rates shown are the average nominal rates at December 31, 1996.

(a) The Eurobonds, totaling US$175 million, were placed outside Mexico by HYLSA in 1993 and are payable in a lump sum in 1998.

(b) The debentures are temporarily secured by the HYLSA shares owned by HYLSAMEX, which will

be replaced by certain assets of HYLSA and HYLSAMEX. This liability, with a face value of US$100 million, is shown net of a discount whose unamortized balance at December 31, 1996 was US$18.2 million (equivalent to Ps143,356).

(c) The agreements covering these loans contain certain covenants for HYLSAMEX such as the obligation to channel specific cash flows to guarantee the next maturity, the obligation to supply products manufactured by HYLSA in the amount of US$50 million every six-month period through the year 2000, as well as the obligation to lend a portion of the proceeds to HYLSA which must comply with certain financial ratios. This liability is shown net of a cash deposit of US$11 million (equivalent to Ps86,680) applicable to the current portion.

(d) Includes a loan of US$35 million obtained by GALVAK, which is shown net of a cash deposit at December 31, 1996 in the amount of US$5.6 million (equivalent to Ps43,875) applicable to the long-term maturities.

The loan agreements contain the usual covenants, several of which require maintenance of certain financial ratios. In the event noncompliance with such ratios is not cured in a time period satisfactory to the banks, the latter may require immediate payment of the entire indebtedness. In August 1996 HYLSA agreed new financial ratios with the banks. At December 31, 1996 the companies were in compliance with these covenants.

At December 31, 1996, property, plant and equipment for Ps4,364,000 and shares of subsidiaries and associates with a book value of Ps1,486,000 were pledged to guarantee liabilities totaling Ps2,342,000.

9. Estimated Liabilities for Pension Plan and Seniority Premiums

The estimated liability for employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at date of retirement.

In 1996 HYLSA began making contributions to an irrevocable trust fund for the payment of pensions and seniority premiums; these contributions amounted to Ps87,600. In future years contributions to this fund will be determined based on actuarial studies which will take into account the return on fund assets.

Following is a summary of the principal consolidated financial data relative to these obligations:

	1996	1995
Accumulated benefit obligation	Ps 493,903	Ps 544,035
Plan assets at market value	(92,353)	(5,602)
Accumulated net liability	Ps 401,550	Ps 538,433
Projected benefit obligation	Ps 541,524	Ps 613,292
Plan assets at market value	(92,353)	(5,602)
Unamortized prior service costs	(489,394)	(529,616)
Unamortized actuarial gains and losses	169,088	95,231
Projected net liability	Ps 128,865	Ps 173,305
Intangible asset	Ps 272,685	Ps 365,128
Net cost for the year	Ps 77,112	Ps 88,614

Prior service cost, plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits (approximately 19 years).

10. STOCKHOLDERS' EQUITY

At December 31, 1996 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement	Restated amount
Contributed capital:			
Capital stock	Ps 121,878	Ps 140,769	Ps 262,647
Other contributed capital	668,502	684,131	1,352,633
	790,380	824,900	1,615,280
Earned surplus:			
Retained earnings	2,917,284	2,296,135	5,213,419
Surplus on restatement of capital		232,557	232,557
	2,917,284	2,528,692	5,445,976
Equity in subsidiary and associated companies:			
Earned surplus	606,590	590,356	1,196,946
Deficit on restatement of capital		(197,238)	(197,238)
	606,590	393,118	999,708
	3,523,874	2,921,810	6,445,684
Total majority interest	4,314,254	3,746,710	8,060,964
Minority interest	944,683	43,350	988,033
Consolidated stockholders' equity	Ps5,258,937	Ps 3,790,060	Ps9,048,997

The subscribed and paid-in capital stock comprised 243,756,094 Series "B" common shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

At a meeting held on November 8, 1996 the stockholders resolved to increase the fixed minimum portion of the capital stock by issuing 43,000,000 Series "B" shares, with the same characteristics as the current outstanding shares, to be placed in the domestic and foreign markets. At the date of issuance of these financial statements, such placement had not been made and therefore the capital stock increase had not been subscribed or paid in.

Dividends paid from previously taxed earnings are not subject to any additional tax. At December 31, 1996 such earnings amounted to approximately Ps151,000. In the event of capital stock reductions, any excess over capital contributions, the latter inflation-indexed in accordance with the procedures specified in the Mexican Income Tax Law, is accorded the same tax treatment as dividends.

The surplus on restatement of capital comprises principally the accumulated gain from holding non-monetary assets and represents the amount by which the increase in the value of these assets restated by the specific cost method has exceeded inflation measured in terms of the NCPI.

11. COMPREHENSIVE FINANCING INCOME (EXPENSE)

This item is analyzed as follows:

	1996	1995
Consolidated		
Financial expense	(Ps 904,714)	(Ps 1,402,357)
Financial income	88,934	113,123
Exchange loss, net	(124,785)	(3,135,138)
Gain on monetary position	1,623,277	2,962,913
	682,712	(1,461,459)
Comprehensive financing cost capitalized in construction in progress, net		323,084
	Ps 682,712	(Ps 1,138,375)
HYLSAMEX		
Financial expense	(Ps 148,259)	(Ps 68,493)
Financial income	146,784	79,635
Exchange gain, net	1,326	27,098
Loss on monetary position	(95,615)	(162,250)
	(Ps 95,764)	(Ps 124,010)

The comprehensive financing cost capitalized in construction in progress for the year ended December 31, 1995, comprised the following:

Financial expense	Ps 227,299
Exchange loss	1,107,699
Gain on monetary position	(1,011,914)
	Ps 323,084

12. SPECIAL ITEMS, NET

Management has followed the practice of recording in this caption those charges and credits which, due to their unusual nature or nonrecurring characteristics, do not represent normal operations of the company. Additionally, this caption includes special charges related to programs for reducing expenses and costs and increasing productivity.

The net charge to consolidated income was as follows:

	1996	1995
Loss on sale of fixed assets	(Ps 8,206)	(Ps 11,035)
Indemnities and other	(72,886)	(43,277)
	(Ps 81,092)	(Ps 54,312)

13. INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

The net charge to consolidated income for these items was as follows:

	1996	1995
Income tax	(Ps 527,637)	(Ps 107,832)
Asset tax	(86,410)	(70,953)
	(614,047)	(178,785)
Extraordinary items:		
Income tax reduction from realization of tax loss carryforwards from prior years	490,474	81,921
Recovery of asset tax from prior years	17,325	4,571
	(Ps 106,248)	(Ps 92,293)

At December 31, 1996 there were unapplied tax loss carryforwards, which may be restated for inflation through the date they are applied against future taxable profits, expiring in the following years:

2001	Ps 81,000
2002	197,000
2003	235,000
2004	715,000
2005	50,000
2006	24,000
	Ps1,302,000

The foregoing amounts include the effect of restatement through December 31, 1996.

Taxable income differs from accounting income due to: (a) permanent differences, mainly in the amounts recorded to reflect the effects of inflation, and (b) timing differences affecting accounting and taxable income in different periods, basically the deduction of inventory purchases for tax purposes and certain provisions. At December 31, 1996 there were accumulated recurring timing differences amounting to Ps1,028,381 which may cause an increase in the income tax and profit sharing payable in future years at the then prevailing tax rates. Accounting principles generally accepted in Mexico do not require deferred taxes to be recognized in respect of these timing differences due principally to their recurring nature.

Asset tax is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of asset tax exceeds the income tax due. Asset tax paid may be carried forward and credited against income tax payable in the following ten years, to the extent income tax exceeds asset tax in those years. At December 31, 1996 the company had recoverable asset tax expiring in the following years:

1999	Ps 123,000
2000	102,000
2001	94,000
2002	96,000
2003	98,000
2004	92,000
2005	82,000
2006	83,000
	Ps 770,000

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

14. Contingencies

In November 1995 and May 1996, HYLSA was assessed additional income tax for the years 1990 and 1993 in the amount of Ps376,000, not including surcharges and restatement for inflation. HYLSA has appealed against this claim and in the opinion of its legal advisors a favorable result should be obtained. Should the appeal not be successful, the company has various offsetting rights which would reduce the amounts payable, such that the resulting liability would not be material.

Therefore, HYLSAMEX's management did not consider it necessary to record any provision in connection with this contingency in the financial statements at December 31, 1996.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

FINANCIAL SUMMARY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

(ps. millions)

	1996	1995	1994	1993	1992
Total assets	16,882	18,706	17,085	11,124	10,760
Net working capital	1,970	1,793	2,120	1,777	1,823
Total liabilities	7,833	9,906	8,835	5,094	4,498
Total stockholders' equity	9,049	8,800	8,249	6,030	6,262
Net sales	9,679	8,872	6,834	6,139	6,908
Consolidated net income (loss)	2,125	324	(1,399)	23	50
Majority net income (loss)	2,073	310	(1,315)	35	51
Minority net income (loss)	52	14	(84)	(13)	(1)
Outstanding shares (millions)	243.756	243.756	243.756	200	200
Employees	7,604	7,165	6,791	7,086	7,579
Interest coverage	3.15	1.79	1.98	1.51	2.20
Financial leverage	0.87	1.13	1.07	0.84	0.72
Long-term liabilities / Property plant and equipment	0.41	0.47	0.43	0.42	0.26
Long term liabilities / Capitalization	0.36	0.43	0.40	0.33	0.23
Current ratio	1.20	1.06	0.96	1.20	1.08
Earnings (loss) per share (Ps)	8.502	1.271	(5.394)	0.177	0.257
Book value per share (Ps)	33.070	32.387	29.996	29.553	30.787

For additional information:
Othón Díaz, Investor Relations
Tel: (52-8) 328-1240
Fax: (52-8) 331-1885
Internet: odiaz@hylsamex.com.mx

EXECUTIVE TEAM

Alejandro M. Elizondo
Hylsamex

Felipe Garza
Hylsa Flat Products Division
Acerex

Régulo Salinas
Hylsa Bar and Rod Division

Joaquín Guzmán
Hylsa Tubular Products Division
Hylsa-Bekaert

Luis Garza T.
Galvak
Galvamet

Raúl Quintero
HYL

Mateo Quiroga
Raw Materials
Services

Ernesto Ortiz
Finance
Planning

Alberto Valdés
Human Resources

BOARD OF DIRECTORS

Chairman

Dionisio Garza Medina

Directors

Gerardo X. Calderón Rojas
Alejandro M. Elizondo Barragán
Mauricio Fernández Garza
Bernardo Garza de la Fuente
Roberto Garza Delgado
Armando Garza Sada
Eduardo Garza T.
Alfonso González Migoya
Leopoldo Marroquín Morales
Ernesto Martens Rebolledo
Rafael R. Páez Garza
Rafael Rangel Sostmann
José de Jesús Valdez Simancas

Secretary

Leopoldo Marroquín Morales
Carlos Jiménez Barrera • Alternate

Statutory Auditor

Raúl Ramírez Valenzuela
Rodolfo Sandoval García • Alternate

Design: Pegasus Design, Inc. Houston, Texas • English Version by Mark Gee, Austin, Texas

HYLSAMEX

Munich 101, San Nicolás de los Garza, N.L. 66452 México
Tel: (52-8) 328-2828 Fax: (52-8) 328-1304
http://www.hylsamex.com.mx

YLSAMEX ANNUAL REPORT 1995

HYLSAMEX—Alfa's steel making group is comprised of nine steel producing and processing units. We are Mexico's steel leader in modernization, product development, technological innovation and customer service and support.

Hylsamex's leadership is illustrated by:

- Our 1995 total sales, which reached $940 million. Production output reached a record 2.14 million metric tons.
- A four year, US$670 million intensive investment program, resulting in the most modern steel installations in Mexico. Forty-five percent of installed capacity is less than three years old.
- Our wide range offering of steel products: hot rolled, cold rolled and galvanized sheets, electric welding pipe, structural shapes, rebar, wire rod, wire and its derivatives, foam insulated panels and steel processing services.
- A permanent commitment to introduce innovative products and services as well as increasing added value to our current products and services.
- Hylsamex invests US$5 million annually, promoting technological research and development. A tangible result is the success of our proprietary HYL direct reduction technology which not only provides us a cost and quality advantage, but is also successfully licensed worldwide.

Hylsamex's leadership is based on three strategic goals:

- To be North America's lowest cost steel producer.
- To be the steel supplier of choice.
- To increase the added value of its products.



YLSAMEX

The most important event of the year was the successful start up of our new flat products plant, which has an annual capacity of 750,000 tons

FINANCIAL HIGHLIGHTS[1]

HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

	1995	1994	%Var.
Volume (thousands of tons)	2,136	2,001	7
Revenue per ton (dls.)	440	505	(13)
Cost[2] per ton (dls.)	332	429	(23)
Income Statement (Ps. million)			
Net sales	6,947	5,351	30
EBITDA[3]	1,807	923	96
Depreciation & amortization	557	410	36
Operating income	1,250	513	144
Majority net income	243	(1,030)	—
Net income per share (Ps.)	0.99	(4.22)	—
Balance Sheet (Ps. million)			
Total assets	14,648	13,378	10
Total liabilities	7,757	6,919	12
Consolidated stockholders' equity	6,891	6,460	7
Book value per share (Ps.)	25.36	23.49	8

1. In this annual report, all peso figures are as of December 31, 1995; percent variations are in constant pesos (adjusted for inflation); the dollars are nominal amounts and volume figures are in metric tons.
2. COGS before depreciation & amortization plus operating expenses.
3. Operating income before depreciation & amortization.

During 1995, Hylsamex achieved very positive results. We compensated the effects of Mexico's economic recession with an intensive export program, the start up of a new flat products plant and the refinancing of the company's liabilities.

From an operating standpoint, the margin and profits increased substantially, achieving a solid competitive position.

Our US$161 million investment program enabled us to complete our modernization plans, specifically the new flat products plant and the Acerex service center. We financed the largest portion of our investments internally, due to a 40% increase in cash generated, expressed in dollars.

As a result of management's commitment, we met our obligations on time, in spite of the problems in the domestic and international financial markets. Our export contracts enabled us to consolidate our finances by obtaining a US$175 million, 5 year export-backed loan.

This year's results reflect the creativity and capacity of our employees. Their work and these results clearly show that our strategies enabled Hylsamex to consolidate its leadership position.



Our headquarters are located in Monterrey, Mexico

OPERATING ASPECTS The Mexican economy registered a 6.9% decline, its most severe set back in recent history. This decline affected the manufacturing sector by 6.8%, and the construction sector by 22.0%. Demand for steel suffered a 40% decline, the worst in the last 50 years.

In spite of this, Hylsamex's sales volume increased 7%, reaching 2.14 million tons. This record figure was due to fast and efficient export efforts. 1994 exports were 3% of sales and in 1995, they rose to 28%, generating US$249 million.

The completion of our new plant contributed notably to this result. In December, it was already operating at 83% capacity. The manufacturing of ultra-thin hot rolled sheet (less than 1.5 millimeters thick) which started in August, deserves special recognition, as the first installation capable of producing it efficiently and profitably.

This hot band replaces cold rolled sheet because it has the same mechanical properties and surface for certain applications like manufacturing shapes, galvanized sheet and pipe. The results are very encouraging due to the great market potential that currently exists.

FINANCIAL ASPECTS The peso devaluation caused the sale price in dollars to drop by 13%, because it was not possible to pass along the fluctuations in exchange rate to sale prices in pesos. Our total sales reached Ps 6,947 million, 30% higher than in 1994.

EXPORTS

We have begun an intensive export program around the world and are successfully commercializing our direct reduction technology, the HYL process.


Exports
(as % of sales)
4
3
28
93
94
95

The larger volume achieved and a reduction in costs greater than in prices expressed in dollars, increased our operating profit by 73%. The operating margin went from 9.6% in 1994 to 18.0% in 1995.

The profit per ton rose 61% compared to 1994, placing Hylsamex in a very solid position. The net majority income was Ps 243 million, against a loss incurred in 1994.

FINANCIAL MARKET CONDITIONS Financing costs increased greatly because of extremely high interest rates in the Mexican market and the temporary unavailability of foreign financing.

Nevertheless, the company fulfilled all of its financial obligations, despite peso interest rates over 100%. Halfway through the year this high cost was neutralized by the export backed financing.

The new money improved the debt structure, reducing short-term debt from 28% of the total borrowings in 1994 to 13% by the end of 1995.

The average interest rate went from 25% in April to 11% in September, similar to the one observed in 1994.

STRATEGIC ASPECTS

Cost Reduction All of the cost factors have shown significant savings in the last five years. Electricity consumption went down 10%, cubic meters of natural gas per ton declined 17%, the cost of iron ore in dollars dropped 31%, and man-hour per ton decreased 46%.

The most important event of the year was the successful start up of the new flat products plant, which has an annual capacity of 750,000 tons. Hylsamex invested US$400 million during the last two years in this new facility.

The new plant has a twofold advantage: Our new hot rolled sheet has a highly competitive cost. In addition, its ultra-thin gauges do not require a cold rolling process, thereby obtaining a product with greater added value at a lower cost.

These advantages support Hylsamex's objective of being the lowest cost steel producer in North America.

Greater Added Value Acerex, a steel service center jointly owned with Worthington Industries began operations in September. Total investment was US$23 million.

Operating Margin (%)

	93	94	95
Operating Margin (%)	4	9.6	18

Acerex has capacity to process 400,000 tons of steel annually, satisfying the growing demand for more elaborate products as well as just-in-time deliveries.

Galvak is installing a second painting line for a US$12 million investment which will double capacity.

Supplier of Choice Hylsa's Flat Products Division obtained the ISO-9002 Certification for its Plant #1 in June. This accreditation guarantees quality in our production processes.

Obtaining the same certification as we did in February 1996 with Galvak's galvanizing process is a priority in 1996 for the new flat products plant, the North Plant and the Puebla Plant.

OUTLOOK Despite the economic uncertainties, we continue to feel that the climate is favorable for Hylsamex. The expected 2% growth in 1996 in the Mexican economy, will translate into increased steel consumption.

The new flat products plant shall be at capacity and with innovative products. A new continuous caster will begin operations at the Puebla Plant. This will enable us to manufacture wire rod with better quality and a greater profit margin.

Additionally, Hylsamex's capital expenditure program includes the construction of a new direct reduction plant in Monterrey to ensure the supply of high-quality, low-cost raw material.

In October of 1994, Hylsamex became a public company. By the end of 1995, the value of our stock surpassed the Mexican Stock Exchange index by 100%, clear proof of the company's performance and results.

We are motivated by our success to continue working to maintain Hylsamex as the leading steel producing company in Mexico.

San Nicolás de los Garza, Nuevo Leon
March 8, 1996.

Dionisio Garza Medina
Chairman of the Board
(Seated)

Alejandro M. Elizondo
Chief Executive Officer
(Standing)

I

SO-9002
Hylsa Flat Products Division obtained the Certification for its Plant One in June, This accreditation was integral.







ORGANIZATION Hylsamex has nine operating units: Hylsa's Flat Products Division, Bar and Rod Division, Tubular Products Division, HYL Technology Division and Raw Materials; in addition to Galvak, Galvamet, Hylsa-Bekaert and Acerex.

These units are supported by subsidiaries in the areas of scrap processing, transportation and commercialization of steel. In terms of the relative contribution of the different companies, Hylsa represents the majority share of its operations and results.

BUSINESS STRUCTURE One of the most important strengths of Hylsamex is its business structure. Our involvement in the entire steel making process from mining iron ore to manufacturing and distributing steel products, has allowed us to minimize the effects of market fluctuations. Such structure makes it easier for the subsidiary companies to ensure their supply sources with quality and competitive prices.

Hylsamex generates most of its key operating inputs —iron ore, electricity and direct reduction technology— enabling it to become efficient and profitable.

Our products are transformed in order to increase added value:

- Hot rolled sheet into pipe and structural tubing.
- Cold rolled sheet into galvanized and painted products.
- Wire rod into wire products and its derivatives.
- Galvanized sheets into polyurethane insulated panels.
- Steel sheet, cut to the size and shape required by our customers.

We will continue reinforcing this business structure, because it is the main strength for fulfilling our strategies.

PRODUCT PORTFOLIO Hylsamex offers a wide range of products. 66% of 1995 sales corresponded to flat products and 28% to long products.

The company maintains a market leadership position in the majority of these products, especially in those with a greater added value, like galvanized sheet at 38%, small diameter pipe at 44%, and cold rolled sheet at 48%. We were able to increase our market share in flat and long products due to the decrease in imports.



RGANIZATION

One of the most important strengths of Hylsamex is its business structure, because our involvement in the entire iron and steel making process.

HYLSA FLAT PRODUCTS DIVISION During 1995, we confronted the worst recession in the flat products market, with reduction in demand of approximately 30%.

The solution was to redirect sales efforts by exporting products from the new plant. The volume exported during the year reached 374,000 tons, representing 31% of shipments and generating income of US$130 million.

The new plant, utilizing the SMS thin slab casting technology, began operations in February. It has a capacity to produce 750,000 tons of hot rolled sheet, in widths up to 53 inches and thicknesses as low as 1 millimeter. This is the first plant in the world to produce it efficiently and profitably.

The planned start-up curve was surpassed significantly. In December, the new plant operated at 83% of capacity, producing 52,000 tons. The consumption of two critical raw materials, electricity and electrodes, was lower than originally estimated.

Another important indicator, breakouts per heat, was far below the equipment manufacturer's references.

The environmental equipment for the new plant operates satisfactorily, complying with the requirements of Mexican legislation and in accordance with U.S. regulations.



10

In August, the manufacturing of ultra-thin hot rolled sheet less than 1.5 millimeters thick, began with excellent results. An increase in demand for this product is expected because it can replace cold rolled in many applications and with greater benefits.

The Division operated at full capacity, with sales 19% higher than 1994. Volume reached a new record of 1.2 million tons, and the operating margin increased from 14% in 1994 to 23% in 1995.

The ISO-9002 Certification, received by Plant #1 of the Division from Underwriters Laboratories (UL), has special relevance.

This certification ensures our domestic and international customers receive products from production process of guaranteed quality.

ACEREX Another successful start up was the new service center, in association with Worthington Industries. By year's end, all production lines were in operation.



CEREX

The new service center adds value to sheets by providing cutting, technical support and offering just-in-time service. It has a capacity for processing 400,000 tons of steel annually.

Exports to the southern U.S. are carried out in coordination with Worthington, relying on their knowledge of that market.

Outlook The new plant operates with consistent quality and efficiency. In January of 1996 the plant produced 13,000 tons of ultra-thin gauges, representing 25% of its capacity. This volume exceeded last years total. ISO-9002 Certification on this plant is expected in 1996.

We are planning to install a new direct reduction plant. This will ensure the supply of high-quality, low-cost raw material.

Acerex will have a significant presence in the market.

HYLSA BAR AND ROD DIVISION The demand for long products was affected by the low performance of the construction sector. The estimated drop in consumption was 30%.

Faced with this situation, the Division started to export these products. In rebar, export sales represented 9.5% of its production. Direct exports of wire rod and indirect exports, through clients of specific products like welding and high-carbon type, represented a 29% share of production.

Exports did not compensate for the fall in domestic sales. In 1994, the Division posted a reduction of 4.6% in shipments.

Nevertheless, satisfactory results were obtained compared to the previous four years. In 1995, the operating margin rose from 5% to 14%.

Projects Investments in the Puebla Plant contribute to an 11% increase in productivity. The beginning of operations of the direct reduction plant, which was converted to the HYL III process, stands out for having improved the quality and cost of direct reduced iron.



HYLSA BAR AND ROD DIVISION

A new continuous caster in the Puebla Plant will enable it to manufacture wire rod with better quality and greater profit margin.







The North Plant in turn, consolidated operations increasing the use of multiple slit rolling and of hot charging. Man-hour per ton indicator went from 2.6 in 1993 to 1.9 in 1995, an improvement of 26%, which places the plant at international levels.

Outlook The installation of a new continuous caster in the Puebla Plant will make it possible to further reduce costs and manufacture wire rod of higher quality. In 1996, we expect to achieve ISO-9002 Certification for the North and Puebla Plants.

HYLSA TUBULAR PRODUCTS DIVISION Because of its close relationship to the construction industry, the demand for electric welding pipe and structural tubing products declined more than 30%.

In 1995, domestic sales fell 26% compared to 1994, despite the introduction of new products. The commercial deterioration was aggravated by over-supply, prompting a negative effect on prices.

To confront this situation, exports were expanded to Central and South America, the Caribbean and Europe. This export strategy was necessary because access to the United States was restricted by the dumping quotas applied on standard and petroleum pipe.

Exports increased from 14% of total sales in 1994 to 32% in 1995.

In addition, new products such as structural tubing from 4x3 to 6x3 inches was manufactured, with a wide acceptance in industrial construction.

The results in operating margins were positive.



Projects The Division's costs and quality were strengthened by modernizing the galvanizing area and by modifications to packaging facilities, bringing it up to international requirements.

Outlook We plan to increase exports into new markets and expect revisions of the antidumping investigations in the United States.



YLSA TUBULAR PRODUCTS DIVISION
The costs and quality were strengthened by modernizing the galvanizing area and by modifications to packaging facilities, to bring it up to international requirements.





GALVAK In 1995, Galvak experienced satisfactory performance in spite of the recession in the domestic market. An intensive export effort helped to compensate reduction in domestic sales.

This enabled the company to operate at full capacity, with a record production in the galvanizing lines. Exports to North America, Central America and China represented 44% of sales in 1995 compared to only 12% in 1994.

The export market acceptance of our painted products was encouraging. New commercial opportunities have already been identified for the second painting line and should materialize when it begins operations.

Sales revenue was 20% higher in real terms, operating profits increased substantially, and net profits surpassed the company's historical levels.

Another positive factor was the use of the four feet wide cold rolled sheet from the Flat Products Division's new plant. This verifies the strength and profitability of Hylsamex's business structure.

Projects Galvak's main project, the second painting line showed a 60% progress by the end of the year.

Outlook In February 1996 Galvak obtained the ISO-9002 Certification for its galvanizing process, and completing its current investment programs will allow Galvak to strengthen its competitive position.



GALVAMET During 1995, Galvamet consolidated its commercial position and satisfactorily confronted the downturn in the construction industry with export sales to North and Central America. These represented 7% of total sales.

Efforts in productivity were successful. The reject indicator in production is less than 1.4% and we proved the feasibility of operating above the installed capacity.

The combination of these circumstances and the stability in domestic prices allowed a real increase in sales revenue as well as in operating profits and margins.



ALVAK

A $12 million investment will double capacity of our painting lines and we will keep satisfying the growing demand for higher added value products.





Projects By year's end, Galvak purchased the stock owned by the Italian company, Metecno, thus gaining total control of Galvamet. As part of a new strategy, Galvamet will specialize in the metallic construction sector, to optimize customer service and to offer products with greater added value.

A technology agreement with the former partner remains in effect, ensuring the incorporation of any innovation in machinery and products developed by Metecno, a world leader in its field.

Outlook Galvamet will consolidate its domestic market leadership and enter the export market, because of its quality products, specialization in metallic construction and its relationship with Galvak.

HYLSA-BEKAERT The company's performance was affected by the recession in agriculture, mattresses and strap markets. Oversupply aggravated pricing conditions, making operations even more difficult.

The strategy chosen was to concentrate on products with a greater contribution and on exports, mainly to Central and South America.

This contributed to achieve positive operating margins since the fourth quarter of 1995. An US$8 million capitalization drive helped in the consolidation of the financial structure.

Projects The introduction of products with greater added value to the market, like the Motto barbed wire and thin galvanized wire, stand out.

Outlook Hylsa-Bekaert has a competitive position, enhanced by its production efficiency, low cost and offering of new products. Exports will help the company improve capacity utilization while the domestic market recovers.

The support of Bekaert, our partner and a world leader in these products, has been essential.

HYL HYLSA'S TECHNOLOGY DIVISION World interest in direct reduction and the technological leadership of our HYL process, made it possible for the Technology Division to be successful during 1995.



ALVAMET

The efforts to increase productivity and customer satisfaction were successful. Our reject indicator is less than 1.4%.

Five letters of intent, achieved in important bids, to install HYL III plants with a total capacity of 8 million tons annually, stand out. These projects are: Lebedinsky in Russia, AUSI in Australia, Ferroven in Venezuela, Saldanha in South Africa and ASCO in Iran.

These and other projects are coordinated with our associates: Davy International of the United States, MAN GHH of Germany and Kawasaki Heavy Industries of Japan.

The world leadership of our technology has consolidated in the last few years, by achieving a 60% share of the projects bid upon. This is a much higher percentage than our nearest competitor.

Outlook It is expected that during 1996, these letters of intent will become contracts and we will take part in other projects located in Saudi Arabia, Australia, Indonesia and Venezuela.

HYL will continue to contribute to the efficiency and productivity of Hylsamex's operations through its efforts in research and development. It is currently involved in the new direct reduction plant project for the Flat Products Division.

HYLSA RAW MATERIALS During 1995, raw materials activities were carried out as planned, assuring the supply of iron ore pellets at competitive costs and quality.

In August, open-pit mining at El Encino was concluded after 35 years. Underground mining was begun to recover deposits found at greater depths.

The reactivation of the Cerro Nahuatl Mine is a highlight, with an investment of US$6 million and new plans for productivity and quality.

Pellet shipments to Hylsa's direct reduction plants reached 2.7 million tons. Due to greater efficiency in operations, 435,000 tons were sold on the market, a figure 67% greater than in 1994. Sales reached US$ 16 million.

Outlook The investments made and the progress in productivity, guarantee the prompt supply and low cost of iron ore for our plants' operations.



YL, HYLSA'S TECHNOLOGY DIVISION

It has become a world leader in direct reduction technology.



HYL III plant in Malaysia.

HYLSA RAW MATERIALS

These activities were successful in assuring the supply of iron ore pellets at competitive costs and quality to the direct reduction plants for its transformation to DRI.



Executive Team

Alejandro M. Elizondo
Hylsamex

Felipe Garza
Hylsa Flat Products Division
Acerex

Régulo Salinas
Hylsa Bar and Rod Division

Joaquín Guzmán
Hylsa Tubular Products Division
Hylsa-Bekaert

Luis Garza T.
Galvak
Galvamet

Raúl Quintero
HYL

Mateo Quiroga
Raw Materials
Services

Ernesto Ortiz
Finance
Planning

Alberto Valdés
Human Resources

Price Waterhouse

Report of Independent Auditors

Monterrey, N.L., February 21, 1996

To the Stockholders of
Hylsamex, S.A. de C.V.

We have audited the consolidated and individual balance sheets of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity), respectively, as of December 31, 1995 and 1994, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of a consolidated subsidiary whose assets represented 9% and 11% of the consolidated totals in 1995 and 1994, respectively, were examined by other independent auditors and our opinion expressed below, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

In our opinion, based on our audits and on the report of the other auditors referred to above, the aforementioned financial statements present fairly, in all material respects, the financial position of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity) at December 31, 1995 and 1994, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Price Waterhouse

C.P. Mario Bautista T.

Hylsamex, S. A. de C. V. and Subsidiaries
(a subsidiary of Alfa, S. A. de C.V., Mexican Corporations)

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 1995 WITH COMPARATIVE FIGURES FOR 1994

Thousands of Mexican pesos of December 31, 1995 purchasing power

	1995	1994
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	Ps 320,712	Ps 297,654
Trade accounts receivable	1,053,769	985,037
Other accounts receivable	163,672	141,351
Inventories (Note 3)	1,134,487	1,096,993
Total current assets	2,672,640	2,521,035
ACCOUNTS RECEIVABLE FROM AFFILIATED COMPANIES (Note 4)		12
INVESTMENT IN SHARES (Note 5)	548	16,621
PROPERTY, PLANT AND EQUIPMENT (Note 6)	11,109,617	10,079,083
DEFERRED CHARGES (Note 2e.)	579,029	358,169
INTANGIBLE ASSET (Note 10)	285,916	403,256
Total assets	**Ps14,647,750**	**Ps13,378,176**

The accompanying sixteen notes are an integral part of these financial statements.

	1995	1994
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 9)	Ps 499,430	Ps 268,696
Bank loans and commercial paper (Note 8)	950,000	1,699,233
Accrued interest payable	128,729	84,040
Accounts payable and accrued expenses	947,159	563,365
Total current liabilities	2,525,318	2,615,334
ACCOUNTS PAYABLE TO AFFILIATED COMPANIES (Note 4)	573	
LONG-TERM LIABILITIES:		
Long-term debt (Note 9)	4,809,702	3,811,534
Estimated liabilities for seniority premiums and pension plan (Note 10)	421,623	491,764
Total long-term liabilities	5,231,325	4,303,298
Total liabilities	7,757,216	6,918,632
STOCKHOLDERS' EQUITY (Note 11):		
Majority interest:		
Nominal capital stock	121,878	121,878
Restatement of capital stock	83,789	83,789
	205,667	205,667
Other contributed capital	1,059,187	1,064,162
Contributed capital	1,264,854	1,269,829
Earned surplus	4,916,932	4,455,667
Total majority interest	6,181,786	5,725,496
Minority interest	708,748	734,048
Total stockholders' equity	6,890,534	6,459,544
COMMITMENTS AND CONTINGENCIES (Notes 15 and 16)		
Total liabilities and stockholders' equity	**Ps14,647,750**	**Ps13,378,176**

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

Hylsamex, S. A. de C. V. and Subsidiaries

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR 1995 WITH COMPARATIVE FIGURES FOR 1994

Thousands of Mexican pesos of December 31, 1995 purchasing power

	1995	1994
Net sales	Ps 6,947,483	Ps 5,351,472
Cost of sales	(5,227,978)	(4,284,410)
Gross margin	1,719,505	1,067,062
Operating expenses	(469,170)	(553,576)
Operating income	1,250,335	513,486
Comprehensive financing expense, net (Note 12)	(891,411)	(1,410,420)
Other income, net	10,431	24,493
Special items, net (Note 13)	(42,529)	(123,235)
Income (loss) before the following provisions	326,826	(995,676)
Provisions for (Note 14):		
Income tax and asset tax	(139,999)	(77,614)
Employees' profit sharing	(1,006)	(4,034)
Income (loss) before extraordinary item	185,821	(1,077,324)
Extraordinary item - Income tax reduction from realization of tax loss carryforwards and asset tax recoverable from prior years (Note 14)	67,728	
Income (loss) before equity in associated companies	253,549	(1,077,324)
Equity in income (loss) of associated companies (Note 5)	337	(17,876)
Consolidated net income (loss)	253,886	(1,095,200)
Net (income) loss corresponding to minority interest	(11,349)	65,590
Net income (loss) corresponding to majority interest	**Ps 242,537**	**(Ps 1,029,610)**
Income (loss) earnings per share expressed in Mexican pesos, applicable to majority interest and based on the outstanding capital stock at the end of each year	Ps0.9950	(Ps4.2239)

The accompanying sixteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR 1995 WITH COMPARATIVE FIGURES FOR 1994

Thousands of Mexican pesos of December 31, 1995 purchasing power

	1995	1994
OPERATIONS		
Income (loss) before extraordinary item	Ps 185,821	(Ps1,077,324)
Items not affecting resources:		
Depreciation and amortization	480,755	358,164
Equity in income (loss) of associated companies	337	(17,876)
Other, net	52.623	109,327
	719,536	(627,709)
Changes in working capital other than financing:		
Accounts receivable	(129,044)	(151,647)
Inventories	(162,254)	(130,569)
Accounts payable and accrued expenses	424,344	138,376
	133,046	(143,840)
Resources provided by (used in) operations, before extraordinary item	852,582	(771,549)
Extraordinary item - Income tax reduction from realization of tax loss carryforwards and asset tax recoverable from prior years	67,728	
Resources provided by (used in) operations	920,310	(771,549)
FINANCING		
Bank loans received	4,290,947	4,606,377
Repayment of loans	(3,803,012)	(1,983,817)
(Expenses in connection with shares issued in 1994) increase in capital stock	(4,975)	785,897
Increase in minority interest	77,153	2,681
Dividends received	912	
Resources provided by financing activities	561,025	3,411,138
INVESTMENT		
Investment in shares, net	(10,748)	3,498
Property, plant and equipment	(1,228,471)	(2,531,784)
Deferred charges	(219,058)	(10,625)
Resources used in investment activities	(1,458,277)	(2,538,911)
Increase in cash and temporary investments	23,058	100,678
Cash and temporary investments at beginning of year	297,654	196,976
Cash and temporary investments at end of year	Ps 320,712	Ps 297,654

The accompanying sixteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR 1995 WITH COMPARATIVE FIGURES FOR 1994

Thousands of Mexican pesos of December 31, 1995 purchasing power

	Contributed capital		
			Parent
	Capital stock	Other contributed capital	Total
Balances at December 31, 1993	**Ps 171,983**	**Ps 311,949**	**Ps 483,932**
Changes in 1994:			
Increase in capital stock	33,684	752,213	785,897
Net loss for the year			
Effect of new consolidated subsidiaries			
Gain from holding nonmonetary assets			
Changes in minority interest			
Balances at December 31, 1994	**205,667**	**1,064,162**	**1,269,829**
Changes in 1995:			
Expenses in connection with shares issued in 1994		(4,975)	(4,975)
Net (loss) income for the year			
(Loss) gain from holding nonmonetary assets			
Changes in minority interest			
Balances at December 31, 1995 (Note 11)	**Ps 205,667**	**Ps1,059,187**	**Ps1,264,854**

This statement is applicable to and also forms part of the individual financial statements of Hylsamex, S. A. de C. V. as Parent Company.

The accompanying sixteen notes are an integral part of these financial statements.

Earned surplus						
Retained earnings	(Deficit) surplus on restatement of capital	Equity in subsidiary companies	Total	Total majority interest	Minority interest	Total stockholders' equity
Ps 4,292,252	**(Ps 25,590)**	**(Ps 122,237)**	**Ps 4,144,425**	**Ps 4,628,357**	**Ps 93,391**	**Ps 4,721,748**
				785,897		785,897
(55,834)		(973,776)	(1,029,610)	(1,029,610)	(65,590)	(1,095,200)
					637,976	637,976
	50,140	1,290,712	1,340,852	1,340,852	65,590	1,406,442
					2,681	2,681
4,236,418	**24,550**	**194,699**	**4,455,667**	**5,725,496**	**734,048**	**6,459,544**
				(4,975)		(4,975)
(100,828)		343,365	242,537	242,537	11,349	253,886
	(3,779)	222,507	218,728	218,728	(113,802)	104,926
					77,153	77,153
Ps 4,135,590	**Ps 20,771**	**Ps 760,571**	**Ps 4,916,932**	**Ps 6,181,786**	**Ps 708,748**	**Ps 6,890,534**

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

Hylsamex, S. A. de C. V. (Parent Company)

BALANCE SHEET

AT DECEMBER 31, 1995 WITH COMPARATIVE FIGURES FOR 1994

Thousands of Mexican pesos of December 31, 1995 purchasing power

	1995	1994
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	Ps 53,557	Ps 26,634
Trade accounts receivable (Note 1)	263,711	
Other accounts receivable	23,696	4,255
Total current assets	340,964	30,889
ACCOUNTS RECEIVABLE FROM AFFILIATED COMPANIES (Notes 1 and 9)	835,641	
INVESTMENT IN SHARES (Notes 1 and 2)	6,126,020	5,682,635
LAND	11,075	14,850
Total assets	**Ps 7,313,700**	**Ps 5,728,374**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term debt (Note 9)	Ps 63,104	
Accounts payable to affiliated companies		Ps 185
Accounts payable and accrued expenses	89,185	2,693
Total current liabilities	152,289	2,878
LONG-TERM DEBT (Note 9)	979,625	
Total liabilities	1,131,914	2,878
STOCKHOLDERS' EQUITY (Note 11):		
Nominal capital stock	121,878	121,878
Restatement of capital stock	83,789	83,789
	205,667	205,667
Other contributed capital	1,059,187	1,064,162
Contributed capital	1,264,854	1,269,829
Earned surplus	4,916,932	4,455,667
Total stockholders' equity	6,181,786	5,725,496
Total liabilities and stockholders' equity	**Ps 7,313,700**	**Ps 5,728,374**

The accompanying sixteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

Hylsamex, S. A. de C. V. (Parent Company)

STATEMENT OF INCOME

FOR THE YEAR 1995 WITH COMPARATIVE FIGURES FOR 1994

Thousands of Mexican pesos of December 31, 1995 purchasing power

	1995	1994
Revenues arising from:		
Net sales (Note 1)	Ps 720,579	
Services rendered to subsidiaries	58,742	Ps 21,147
	779,321	21,147
Costs and expenses:		
Cost of sales	(723,563)	
Operating expenses	(59,926)	(21,731)
	(783,489)	(21,731)
Operating loss	(4,168)	(584)
Comprehensive financing expense, net (Note 12)	(97,107)	(55,285)
Other income (expense), net	451	(468)
Special items, net	(4)	450
Loss before the following provision	(100,828)	(55,887)
Provision for income tax (Note 14)	(17,141)	53
Loss before extraordinary item	(117,969)	(55,834)
Extraordinary item - Income tax reduction from realization of tax loss carryforwards from prior years (Note 14)	17,141	
Loss before equity in subsidiary companies	(100,828)	(55,834)
Equity in net income (loss) of subsidiary companies	343,365	(973,776)
Net income (loss) for the year	**Ps 242,537**	**(Ps1,029,610)**

The accompanying sixteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

Hylsamex, S. A. de C. V. (Parent Company)

STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR 1995 WITH COMPARATIVE FIGURES FOR 1994

Thousands of Mexican pesos of December 31, 1995 purchasing power

	1995	1994
OPERATIONS		
Loss before extraordinary item	(Ps 117,969)	(Ps 55,834)
Changes in working capital other than financing:		
Accounts receivable	(335,404)	(4,016)
Accounts payable and accrued expenses	340,932	
Resources used in operations before extraordinary item	(112,441)	(59,850)
Extraordinary item -Income tax reduction from realization of tax loss carryforwards from prior years	17,141	
Resources used in operations	(95,300)	(59,850)
FINANCING		
Bank loans received	1,051,063	
Repayment of loans	(8,331)	
Loans granted to subsidiaries	(1,038,150)	(27,083)
(Expenses in connection with shares issued in 1994) increase in capital stock	(4,975)	785,897
Resources (used in) provided by financing activities	(393)	758,814
INVESTMENT		
Investment in shares, net	122,616	(672,405)
Increase in cash and temporary investments	26,923	26,559
Cash and temporary investments at beginning of year	26,634	75
Cash and temporary investments at end of year	Ps 53,557	Ps 26,634

The accompanying sixteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

1. ACTIVITIES OF THE COMPANY

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is an intermediate parent company holding the stock of the subsidiaries of ALFA engaged in the steel and steel-processing business, denominated Grupo HYLSAMEX.

In 1995 HYLSA, the principal subsidiary of the company, completed the construcition of a new flat steel plant, located in San Nicolas de los Garza, Nuevo Leon, which began productive operations in March 1995. As part of strategic plan to increase exports, HYLSAMEX obtained an export receivables -baked bank loan and subsequently granted a loan to HYLSA. In connection therewith, both companies entered into steel supply contracts with foreign customers. As a consequence, most of HYLSA's export sales (and a portion of its domestic sales) are now routed through HYLSAMEX.

The financial information comprises the financial statements of HYLSAMEX and all its subsidiaries, as follows:

	% ownership	
	1995	1994
HYLSA:		
Hylsa	100	100
Consorcio Minero Benito Juárez, Peña Colorada (1)	50.01	50.01
Las Encinas	100	100
Aceros Prosima	100	100
Materiales y Aceros Masa	100	100
Acerex	50.01	50.01
Hylsa International Corporation	100	100
Planta Eléctrica Grupo Industrial	51.80	
Técnica Industrial	100	
Transamérica E. & I., Corp.	100	
Ferro Minera Mexicana (and three companies which collect and process steel scrap)	100	100
Industrial Regiomontana (2)	100	100
Productos de Concreto (2)	100	100
Galvak:		
Galvak	100	100
Galvamet	100	70
Inversora y Constructora San Nicolas (3)	-	100
Galvak Internacional	100	100
Promotora Azteca (1) and one	100	100
transportation subsidiary:		
Express Anáhuac	100	100
Hylsa-Bekaert and one subsidiary:	50.01	50.01
Hylsa División Alambres y Derivados	50.01	50.01

(1) The financial statemets of Peña Colorada have been consolidated from July 1994 onwards. Formely, this investment was accounted for by the equity method.

(2) Susidiaries liquidated in January 1996; during 1995 plots of land owned by these subsidiaries were sold to related parties.

(3) Subsidiary liquidated in 1995.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The individual financial statements of HYLSAMEX (Parent Company) have been prepared in order to comply with legal requirements to which the company is subject as an independent legal entity. In these financial statements the investment in the shares of subsidiaries is accounted for by the equity method.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 1995 purchasing power.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of general inflation on the financial statements were: 156.915, 103.257 and 96.455 at December 31, 1995, 1994 and 1993, respectively (1994 = 100).



Following is a summary of the most significant accounting policies:

a. Temporary investments

These investments are stated at market value.

b. Inventories and cost of sales (Note 3)

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs for the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown in constant pesos based on the estimated replacement costs prevailing on the dates when the sales were effected.

c. Investment in shares (Note 5)

The investment in shares of the associated companies is accounted for by the equity method, based on the financial statements of these companies. Other immaterial investments in shares are stated at their acquisition cost.

d. Property, plant, equipment and depreciation (Note 6)
Property, plant and equipment and related accumulated depreciation are stated at net replacement cost determined on the basis of appraisals made by independent experts registered with the National Securities Commission.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets determined jointly by the company and the independent appraisers.

e. Deferred charges
This caption is stated at cost restated by applying to the historical cost factors derived from the NCPI. It comprises principally capitalized expenses relative to commercially viable mineral deposits in the mining subsidiaries. Furthermore, during 1995 equipping expenses related to HYLSA's new Flat Products Division plant were capitalized. Most of these deferred charges are amortized at a 10% annual rate.

f. Transactions in foreign currency and exchange differences (Note 7)
Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income.

g. Severance compensation (Note 10)
Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the companies' noncontributory retirement plans for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

h. Comprehensive financing (expense) income (Notes 6 and 12)
This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the company's monthly net monetary assets or liabilities during the year.

The comprehensive financing cost incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

i. Income tax and employees' profit sharing (Note 14)
Income tax and employees' profit sharing are recorded using interperiod allocation procedures under the partial liability method. Under this method the effect on income tax and profit sharing of nonrecurring timing differences between the taxable income and financial pretax income which are expected to reverse in an identifiable time period is recorded as deferred income tax and deferred employees' statutory profit sharing.

3. ANALYSIS OF INVENTORIES

Consolidated inventories are analyzed as follows:

	1995	1994
Finished products	Ps 274,563	Ps 310,049
Work in process	213,561	152,707
Raw materials	269,680	269,623
Spare parts, tools and materials	376,683	364,614
	Ps 1,134,487	Ps 1,096,993

4. OPERATIONS WITH AFFILIATED COMPANIES

The statement of income includes the following significant operations with subsidiaries of ALFA:

	1995	1994
Corporate services paid	(Ps 67,804)	(Ps 61,920)
Financial income (expense), net	1,808	(308)

5. ANALYSIS OF INVESTMENT IN SHARES

	1995	1994
Investment in the associated company Transamerica E. & I., Corp. (1)		Ps 1,839
Investment in other companies	Ps 548	14,782
	Ps 548	Ps 16,621

(1) The financial statements of this associated company have been consolidated as from March 1995 onwards.

6. ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT

	1995	1994
Land	Ps 449,827	Ps 448,178
Depreciable assets	18,517,672	15,476,661
Construction in progress and other assets	435,917	3,158,364
	19,403,416	19,083,203
Less - Accumulated depreciation	8,293,799	9,004,120
	Ps11,109,617	Ps10,079,083

Depreciation charged to income represented average annual rates of 2.3% in 1995 and 2.0% in 1994.

In 1995 HYLSA completed the construction and equipping of its new Flat Products Division plant. The capitalization of the plant took place in December 1995 once satisfactory production levels were reached. The cost of property, plant and equipment includes the financing cost incurred in connection with the construction in progress. As of December 31, 1995 the comprehensive financing cost capitalized amounted to Ps963,000 (Ps285,000 and Ps1,530,000 of interest and exchange loss, respectively, less a gain on monetary position of Ps852,000). See Note 12.

Liens on fixed assets are referred to in Note 9.

7. NET FOREIGN CURRENCY POSITION

As of December 31, 1995 the exchange rate was Ps7.69 to the U.S. dollar (Ps5.00 and Ps3.11 as of December 31, 1994 and 1993, respectively).

As of February 21, 1996, date of issuance of the audited financial statements, the exchange rate was Ps7.55 to the dollar.

Amounts in this note are expressed in U.S. dollars (US$), since this is the currency in which most of the companies' foreign currency transactions are carried out.

As of December 31 the companies had the following foreign currency assets and liabilities:

	1995	1994
	Thousands	
Monetary assets	US$ 44,898	US$ 46,137
Current liabilities	(229,984)	(240,976)
Long-term liabilities	(610,985)	(484,544)
	(840,969)	(725,520)
Foreign currency monetary position (short)	(US$ 796,071)	(US$ 679,383)
Nonmonetary assets:		
Fixed assets	US$ 846,525	US$ 719,090
Inventories	16,128	11,074
	US$ 862,653	US$ 730,164

The above-listed nonmonetary assets are those manufactured outside Mexico and are stated at their net replacement cost.

As of December 31, 1995 HYLSAMEX had monetary assets of US$ 142,000 (US$37,000 at short-term) and liabilities of US$136,000 (US$8,000 at short-term).

Following is a consolidated summary of the transactions in foreign currency:

	1995	1994
	Thousands	
Goods and services:		
Exports	US$ 247,500	US$ 32,990
Imports	(123,313)	(93,953)
Interest:		
Expense	(77,594)	(61,839)
Imports of machinery and equipment	(39,598)	(207,422)

8. BANK LOANS AND COMMERCIAL PAPER

As of December 31, 1995 this caption included US$34 million of commercial paper, part of a US$150 million program, and US$89.5 million in short-term credit drawn from total available credit lines with Mexican and foreing banks of the equivalent of US$478 million.

9. LONG-TERM DEBT

As of December 31, 1995 the long-term debt comprised the following:

		Interest rate
Loans in dollars:		
Promissory notes (Eurobonds)	Ps 1,342,288	11.00%
Debentures (1)	610,155	6.31%
Secured by the assets purchased	1,882,766	9.23%
Loan from foreign banks to increase exports (2)	1,042,729	8.62%
Unsecured	265,852	10.68%
Notes payable to suppliers	97,850	8.14%
Loans in Mexican pesos:		
Unsecured	30,000	48.18%
Secured by the assets purchased	37,492	49.46%
	5,309,132	
Less - Current maturities	(499,430)	
Long-term debt	Ps 4,809,702	

Long-term maturities of the debt are as follows:

Years of maturity	Promissory notes	Debentures	Bank loans Unsecured	Bank loans Secured	Loan to finance export sales	Notes payable	Total
1997			Ps 44,407	Ps 255,255	Ps 253,370	Ps 13,196	Ps 566,228
1998	Ps1,342,288		9,310	380,972	270,176	9,016	2,011,762
1999			4,350	214,511	299,330	5,698	523,889
2000			4,350	188,194	156,749	60,210	409,503
2001 onwards		Ps 610,155	35,804	652,361			1,298,320
	Ps1,342,288	Ps 610,155	Ps 98,221	Ps1,691,293	Ps 979,625	Ps 88,120	Ps 4,809,702

(1) This liability, with a nominal value of US$100 million, is shown net of a discount whose unamortized balance at December 31, 1995 was US$21 million (equivalent to Ps158,845).

(2) This liability is shown net of a cash deposit of US$21.7 million, equivalent to Ps167,596 and applicable to the short-term portion. See Note 15.

The loan agreements contain the usual covenants, several of which require the maintenance of certain financial ratios. Noncompliance with such ratios, if not cured in a time period satisfactory to the banks, would constitute an event of dafault, which could allow the banks to demand immediate payment of the loan.

As of December 31, 1995, three subsidiaries (Hylsa, Galvak and Galvamet) were not in compliance with the ratios specified in agreements with four banks covering long-term debt of US$312.2 million (Ps2,396,200). However, the companies obtained from the four banks temporary waivers covering the noncompliance.

Since December 1994, when a significant devaluation of the Mexican peso took place, the banks involved have periodically agreed to grant waivers covering noncompliance with the financial ratios. Since then, the company and the banks have jointly analyzed viable economic projections to determine new financial ratios, with which the subsidiaries will need to subsequently comply. The new ratios will then have to be approved by the banks' credit committees and then formalized. This is expected to occur during 1996.

10. RETIREMENT BENEFIT PLANS

The company and its subsidiaries have established noncontributory pension plans for their employees. Plan benefits are primarily based on the employee's years of service and his remuneration at retirement date. The liabilities and costs relative to these plans, as well as those relative to seniority premiums, are recognized on the basis of actuarial studies made by independent experts. The plans are generally not funded.

Following is a summary of the principal consolidated financial data relative to these obligations at December 31:

	1995	1994
Projected benefit obligation	Ps 480,242	Ps 563,449
Plan assets at market value	(4,387)	(5,995)
Unamortized prior service costs (transition liability)	(414,719)	(436,881)
Unamortized actuarial gains and losses	74,571	(32,065)
Projected net liability	Ps 135,707	Ps 88,508
Accumulated benefit obligation	Ps 426,010	Ps 497,759
Plan assets at market value	(4,387)	(5,995)
Projected net liability	(135,707)	(88,508)
Additional liability (intangible asset)	Ps 285,916	Ps 403,256
Net cost for the year	(Ps 69,390)	(Ps 71,553)

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses will be recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits (approximately 19 years).

11. STOCKHOLDERS' EQUITY

At meetings held during 1995 and 1994, the stockholders approved the following resolutions:

a. To convert all Series "B" nominative shares to a new series of shares without par value.

b. To authorize public offerings of the company's shares in both domestic and foreign capital markets. As from 1994 HYLSAMEX became a public company as a result of placing a portion of its shares in the stock markets.

c. To create a "Reserve for repurchase of own shares" through the appropriation of retained earnings, taking into consideration that the company may purchase up to a 10% of its capital stock, in accordance with the Mexican Stock Market Law. This appropriation, amounting to Ps427,980 (Ps348,270 at nominal value) at December 31, 1995, is included in stockholders' equity in the caption of retained earnings.

The subscribed and paid-in capital stock comprised 243,756,094 Series "B" ordinary shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

At December 31, 1995 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement increment	Restated amount
Contributed capital:			
Common stock	Ps 121,878	Ps 83,789	Ps 205,667
Other contributed capital	696,722	362,465	1,059,187
	818,600	446,254	1,264,854
Earned surplus:			
Parent:			
Retained earnings	2,303,967	1,831,623	4,135,590
Surplus on restatement of capital		20,771	20,771
Equity in associated companies	(250,976)	1,011,547	760,571
	2,052,991	2,863,941	4,916,932
Total majority interest	2,871,591	3,310,195	6,181,786
Minority interest	545,116	163,632	708,748
Total consolidated stockholders' equity	Ps 3,416,707	Ps 3,473,827	Ps 6,890,534

Dividends paid from previously taxed earnings are not subject to any additional tax. At December 31, 1995 such earnings amounted to approximately Ps122,000. In the event of capital stock reductions, any excess over capital contributions, the latter inflation-indexed in accordance with the procedures specified in the Mexican Income Tax Law, is accorded the same tax treatment as dividends.

The surplus on restatement of capital comprises principally the accumulated gain from holding nonmonetary assets and represents the amount by which the increase in the value of these assets restated by the specific cost method has exceeded inflation measured in terms of the NCPI.

12. COMPREHENSIVE FINANCING (EXPENSE) INCOME

Comprehensive financing (expense) income is analyzed as follows:

	1995	1994
Consolidated		
Financial expense	(Ps1,098,124)	(Ps 486,027)
Financial income	88,582	62,081
Exchange loss, net	(2,454,988)	(1,902,063)
Gain on monetary position	2,320,126	213,133
	(1,144,404)	(2,112,876)
Comprehensive financing cost capitalized in construction in progress, net	252,993	702,456
	(Ps 891,411)	(Ps1,410,420)

	1995	1994
HYLSAMEX		
Financial expense	(Ps 53,634)	(Ps 55,877)
Financial income	62,359	5,497
Exchange gain (loss), net	21,219	(1,670)
Loss on monetary position	(127,051)	(3,235)
	(Ps 97,107)	(Ps 55,285)

13. SPECIAL ITEMS, NET

Management has followed the practice of recording in this caption those charges and credits which, due to their unusual nature or nonrecurring characteristics, do not represent normal operations of the company. These items arose in connection with a formal program for reducing expenses and costs, and positioning strategies vis-a-vis highly competitive national and international markets. Following is an analysis of such items for the last two years:

	1995	1994
Fixed assets:		
Loss on sale of fixed assets	(Ps 8,641)	(Ps 16,973)
Other, net (principally severance payments)	(33,888)	(106,262)
	(Ps 42,529)	(Ps123,235)

14. INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

The net charge to income for these items was as follows:

	1995	1994
Income tax	(Ps 84,439)	(Ps 122)
Asset tax	(55,560)	(77,492)
	(139,999)	(77,614)
Employees' profit sharing	(1,006)	(4,034)
	(141,005)	(81,648)
Extraordinary items:		
Income tax reduction from realization of tax loss carryforwards from prior years	64,149	
Asset tax recoverable from prior years	3,579	
	(Ps 73,277)	(Ps 81,648)

As of December 31, 1995 there were unapplied tax loss carryforwards, which may be restated for inflation through the date they are applied against future taxable profits, expiring in the following years:

1996	Ps 68,000
1997	141,000
1998	196,000
1999	1,720,000
2000	54,000
	Ps 2,179,000

The foregoing amounts include the effect of restatement through December 31, 1995.

Taxable income differs from accounting income due to recurring timing differences affecting accounting and taxable income in different periods, basically the deduction of inventory purchases for tax purposes and certain provisions. As of December 31, 1995 there were accumulated recurring timing differences amounting to Ps743,000 which may cause an increase in the income tax and profit sharing payable in future years at the then prevailing tax rates. In accordance with Mexican generally accepted accounting principles, no deferred tax effect is recognized for such timing differences.

Asset tax is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of asset tax exceeds the income tax due. Asset tax paid may be carried forward and credited against income tax payable in the following ten years, to the extent income tax exceeds asset tax in those years. At December 31, 1995 the consolidated asset tax carryforwards expire as follows:

1999	Ps 97,000
2000	80,000
2001	73,000
2002	75,000
2003	86,000
2004 and 2005	150,000
	Ps 561,000

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

15. COMMITMENTS

In 1995 HYLSAMEX obtained the loan shown in Note 9 for the purpose of increasing export sales. This loan was granted by a group of banks to finance export sales, and the loan contracts include covenants for the company related to: (a) channeling the proceeds from the export sales through specific bank accounts to guarantee maintenance of cash levels equivalent to the next maturity of the loan, (b) compliance with financial ratios, (c) entering into steel supply contracts to export a minimun of US$50 million of steel products every six-month period to three specified customers through the year 2000, and (d) a requirement to lend a portion of the proceeds to HYLSA on similar terms, including a steel supply contract between the two companies.

16. CONTINGENCIES

During 1995 the tax authorities requested HYLSA to pay additional income tax for the years 1990 and 1993 in the amount of Ps311 million. The company has appealed against this claim, and in the opinion of the company's legal advisors any resulting liability should be immaterial. Therefore, management did not consider it necessary to record any liability in this connection.





Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

FINANCIAL SUMMARY

(PS. MILLIONS)

	1995	1994	1993	1992	1991
Total assets	14,648	13,378	8,711	8,425	8,685
Net working capital	1,405	1,660	1,390	1,427	1,307
Total liabilities	7,757	6,919	3,989	3,523	3,106
Total stockholders' equity	6,891	6,460	4,722	4,902	5,579
Net sales	6,947	5,351	4,808	5,410	6,252
Consolidated net income (loss)	254	(1,095)	18	40	758
Majority net income (loss)	243	(1,030)	27	40	758
Minority net income (loss)	11	(66)	(9)	(2)	
Outstanding shares (millions)	243.756	243.756	200	200	200
Employees	6,914	6,791	7,086	7,579	9,627
Interest coverage	1.73	2.14	1.59	2.20	4.16
Financial leverage	1.13	1.07	0.84	0.72	0.56
Long-term liabilities/Property plant and equipment	0.47	0.43	0.42	0.26	0.24
Long term liabilities/Capitalization	0.41	0.40	0.33	0.23	0.20
Current ratio	1.06	0.96	1.20	1.08	1.54
Earnings (loss) per share (Ps.)	0.995	(4.223)	0.138	0.201	3.790
Book value per share (Ps.)	25.361	23.489	23.144	24.108	27.892

HYLSAMEX

Munich 101, San Nicolás de los Garza, N.L. 66452 México
Tel.: (8) 328-2828 Fax: 328-1304
http://www.hylsamex.com.mx

HYLSAMEX


BEST AVAILABLE COPY

1994 Annual Report


SMS

For additional information:
Othón Díaz, *Investor Relations*
Tel: (528) 328-1240 • Fax: (528) 331-1885

Financial Highlights*

Hylsamex, S.A. de C.V. and Subsidiaries

	1994	1993	% Var.
Volume (thousands of tonnes)	2,003	1,879	6.6
Unit sales (N$/tonne)	1,758	1,684	4.4
Unit cost (N$/tonne)	1,408	1,424	(1.1)
Income Statement (N$ million)			
Net sales	3,521	3,164	11.3
Operating income before depreciation	548	307	78.5
Depreciation	210	182	15.4
Operating income	338	125	170.4
Majority net income	(678)	18	—
Majority net income to average equity (%)	(20)	1	—
Net income per share (N$)	(2.780)	0.091	—
Balance Sheet (N$ million)			
Total assets	8,803	5,732	53.6
Total liabilities	4,553	2,625	73.4
Consolidated stockholders' equity	4,250	3,107	36.8
Majority stockholders' equity	3,768	3,046	23.7
Book value per share (N$)	15.46	15.23	1.5

* In this annual report, all new peso figures are of December 31, 1994; percent variations are in constant new pesos (adjusted for inflation); and, volume figures are in metric tonnes.

To Our Shareholders

For Hylsamex, 1994 proved to be a good year. We finished construction of our new flat-products plant, issued capital, and significantly improved our operating results. However, the peso devaluation eclipsed these improvements in our financial statements.

Sales volume in 1994 exceeded two million tonnes, 6.6% above the previous year. Every product line showed growth, with galvanized products expanding 23%.

The recovery of world steel prices began to permeate the Mexican market. Our average domestic price rose 4.4% over 1993, after having fallen in prior years.

Unit cost continued to decline. It dropped 1.1% in 1994, despite marked increases in key raw materials such as steel scrap.

Operating profit advanced an impressive 170%, partly offsetting a slide in recent years. Operating margin rose from 4% in 1993 to 10% in 1994.

Highlights

New Flat-Products Plant
Construction of the new flat-products plant—the most important project in the Company's recent history—was 1994's highlight.

The plant was completed in January 1995, and it began operating in February, increasing our output of world-class products and facilitating exports.

Initial Public Offering
In October, Hylsamex became a public corporation, through an initial public offering of 18% of its capital in the United States, Europe, and Mexico. The funds were used primarily to retire debt from the new flat-products plant, lowering our financial risk.

Alliance with Worthington Industries
As part of our drive to improve client service and product quality, we joined forces with Worthington Industries—the leading steel processor in the U.S.—to build a world-class service center in Monterrey by 1995.

Devaluation

The negative side of the year was the peso devaluation against the U.S. dollar which caused Hylsamex to post a net loss of N$ 721 million.

The loss did not affect the Company's net worth in pesos, since we have kept our foreign-currency liabilities equal to, or below, assets in such currencies for years.

Conversely, the devaluation restored the competitiveness lost in recent years, when the peso became gradually overvalued against the U.S. dollar. Since Mexico's currency will likely remain undervalued, Hylsamex will continue to use its competitive edge to widen operating margins.

Strategies

For the past seven years, we have focused our efforts on three major goals:

1. Be North America's lowest cost steel producer
Mexico's economic opening forced Hylsamex to compete with world steel producers—especially those in North America, since they are the primary source of Mexico's steel imports and will become even more so with the North American Free Trade Agreement.

Since 1987 we have invested more than $840 million dollars to boost production capacity by 85%; halve the unit cost of iron ore, electricity, and labor; and, lower the cost of other key inputs.

2. *Be the steel supplier of choice*

Hylsamex's companies have traditionally enjoyed market loyalty for their quality and service. The project and programs recently concluded, and those underway, are magnifying these advantages.





Dionisio Garza Medina



Felipe Cortés Font de Rubinat

3. *Increase the added value of our products*

For decades, we have sought opportunities to widen our product range and add value to our customers' products.

We began manufacturing thick-wall pipe and structural profiles in the early sixties; galvanized sheets and coils in the seventies; and, tubing in the eighties.

The pace quickened in the nineties when we added painted sheets and coils, wire products, foam-insulated panels, and, in the near future, steel-processing services.

Outlook

Hylsamex is in a solid position to thrive and overcome Mexico's current economic debacle:

1. *Growing world steel markets*

The industry is in the upward phase of its seven-year cycle. Under supply in major steel markets has made prices soar.

The Company limited its exports in recent years, due to low prices and growing domestic demand. We are now returning to world markets, estimating they could absorb 18% of our 1995 sales volume.

2. *Increasing domestic prices*

Exports will help eliminate Mexico's surpluses, allowing the country to follow the ongoing recovery in world steel. In the past, dropping international prices and a strengthening of the peso to the dollar depressed Mexico's domestic prices; now the situation is reversed.

3. *Competitive costs*

The peso devaluation boosted Hylsamex's cost competitiveness, manifesting the benefits of investments and productivity improvements made in recent years. Our costs are now among the lowest in North America.

4. *Project start-ups*

With its new flat-products plant in Monterrey, DRI plant and continuous caster in Puebla, and projects underway, Hylsamex will keep improving costs, quality, and volume in the coming years.

The strong operating gains made in 1994 should continue several years more, boosting profitability and consolidating Hylsamex as Mexico's premier steelmaker.

San Nicolás de los Garza, N.L., México
March 17, 1995

Dionisio Garza Medina
Chairman of the Board

Felipe Cortés Font de Rubinat
President

Mexican Steel Industry

Steel is a global, capital-intensive industry, subject to business cycles.

Prices

The price upturn in recent steel cycles began in the U.S. and spread to the rest of the world. The previous cycle peaked in 1989; and, the present one is expected to do so in 1996, according to industry experts.

Domestic steel prices have typically hovered above international levels because Mexico is a steel importing country. The exception is the present, due to Mexico's economic turmoil.

One benefit from this is that domestic steelmakers can export more profitably, relieving the pressure on local markets, generating foreign currency, and obtaining long-term financing.

At Hylsamex, we expect to export 18% of our 1995 sales volume—mainly flat products, which have the greatest worldwide demand.

Volume

Mexico's steel market has typically been one of high growth—given the country's development level—and, in recent years, under supply. During recessions, imports are the first to be displaced, as occurred in 1993.



Prices of Cold-Rolled Coils
(dollars/tonne)
650
550
450
350
250
Mexico
U.S.
Antwerp
85 86 87 88 89 90 91 92 93 94 95



Mexican Steel Market
(million tonnes)
12
10
8
6
4
Consumption
Production
85 86 87 88 89 90 91 92 93 94
Source: Canacero

Hylsamex leads the Mexican steel industry in sales and product range.

Market share

The Mexican steel industry is led in sales and product range by Hylsamex. In each of our product lines, we are either the leader or hold a strong second position.

Our market share is largest in products with higher added value.



Hylsamex

Price (N$/tonne)	Product	Market Share (%)
3,026	Galvanized C.	38
2,127	Pipe	45
1,831	Cold-Rolled C.	41
1,392	Hot-Rolled C.	31
1,238	Wire Rod	22
1,174	Rebar	27

Organization

Hylsamex is comprised of nine operating units: Hylsa's Flat Products Division, Bar and Rod Division, Tubular Products Division, HYL, and Raw Materials; and, Galvak, Galvamet, Hylsa-Bekaert, and Acerex. It has additional support subsidiaries in the areas of mining, scrap processing, freight, and steel distribution.

Three fourths of Hylsamex's sales are made by Hylsa.

Seven years ago we committed ourselves to achieving costs and productivity levels comparable to the best in the world. We have largely succeded. By re-engineering managerial practices, enriching work, integrating positions, outsourcing, and other activities, we have consistently improved productivity.

1994 Sales

Galvamet and Others 2%
Hylsa-Bekaert 5%
Galvak 19%
Flat Products Division
Hylsa 74%
Other Hylsa
Tubular Products Division
Bar and Rod Division

Hylsa's Man-Hours/Tonne



10.0
9.1
7.2
5.7
5.0
50 %
87
89
91
93
94

Hylsa has doubled its productivity in 7 years.



Hylsamex
Finance
Planning
Human Resources
Hylsa
Flat Products Division
Tubular Products Division
Raw Materials & Services
Galvak
Bar & Rod Division
Technology Division HYL
Galvamet
Acerex
Hylsa-Bekaert


Hylsa

Flat Products Division

Mexico's recovering economy in most of 1994 allowed this Division to continue operating at full capacity. Sales volume increased 5% over 1993, reaching 1'037,000 tonnes—a record high.

The upturn in world steel prices had a favorable impact in flat products. The combined effect of greater volume and higher prices boosted 1994 net sales by 7%.

Operating improvements allowed the Division to reduce unit costs and expenses by 2% and improve labor productivity by 9.5%.

New Plant: A New Generation

The construction of our new flat-products plant was the major event of the year. With a $400-million-dollar investment, the modernization of this Division is largely completed.

The plant started up in February 1995, lifting us to new levels of quality, cost, and service. It is expected to operate at full capacity—750,000 tonnes annually—by mid-1996.

The new flat-products plant incorporates the world's most advanced and efficient steel technologies.



Acerex

We are joining forces with Worthington Industries —the leading steel processor in the U.S.—to install a world-class service center in Monterrey.

In this joint venture, we are investing $23 million dollars. The agreement to establish Acerex was signed November 7, 1994. The center should begin offering coil slitting and cut-to-length services by the second half of 1995.

Projects

During the year we installed a tension leveler and a skin-pass mill, markedly improving our product quality and enhancing our participation in international markets.




SMS

The new facilities open market opportunities in Mexico and abroad.


SMS
SMS



Bar and Rod Division

It was a good year for long products. Mexico's demand for wire rod increased 8%, and for rebar 27%. Division sales rose 5%, to 829,000 tonnes, primarily in wire rod.

Rebar price fell 3% from the previous year, due to oversupply caused by expansions from major producers.

Our productivity programs reduced man-hours per tonne by 18% and our unit costs by 8.8%. As a consequence, operating results improved noticeably.

Projects

As part of the Division's modernization program, we are investing $20 million dollars in two major projects:

- Upgrading our present DRI plant by installing an HYL III continuous reactor.
- Replacing the two continuous casters with a single, more efficient one.

The Division's upgraded facilities manufacture world-class wire rod.







Tubular Products Division

Having concluded its upgrade the year before, in 1994 the Division achieved world competitiveness in quality, cost, and service in its product lines.

Sales volume grew 7%, driven by higher demand for light structural profiles. Exports accounted for 20% of sales, mainly to Central America and the U.S.

Both domestic and export prices improved slightly during the year.

High quality is the key to the Division's leadership in its product lines.

Projects

We began work on a new galvanizing line and the production of larger profiles. These projects should come on stream by mid-1995, lowering costs and increasing volume by 10%.






GALVAK

The year was extraordinary for Galvak, given its 23% growth in sales volume. Exports represented 13% of sales, facilitating further advances in later years.

As a result, net sales increased 24% and operating profit 130%, returning Galvak to its former profitability levels.

Projects

Several strategic investments were authorized to add capacity and new product lines. The most important one was a second painting line—a $13 million dollar investment—set to begin operating in the first months of 1996.

Galvak continues its expansion plans and development of new markets.








GALVAMET

This company, a producer of foam-insulated panels, began operations in 1993.

The excellent acceptance of its products in the construction market (industrial buildings, commercial centers, warehouses and schools) caused sales to triple from 1993 levels.

As a result, operating profit was ten times that of 1993. Operating cash flow for the year was positive, despite high working-capital needs stemming from the remarkable increase in operations.

We began exporting to the U.S. and Central America, leveraging on the reputation and expertise of our associate Metecno in these markets.



The excellence of its products speeded Galvamet's entry into local and world markets.




Hylsa
BEKAERT

This company began reorganizing and upgrading all its production facilities in 1994 and now has internationally competitive costs for the majority of its products.

Sales volume was 17% above 1993, despite a December drop in sales stemming from the peso devaluation.

Operating results from January to November were positive, but the December drop resulted in an operating loss for the year.

Projects

In 1994 we began introducing products with higher contribution margins.

Five projects are underway to bring more innovative products to the Mexican market, capitalizing on the world technological leadership of our partner, N.V. Bekaert.

New products boosted sales and improved the company's competitiveness.



Hylsa's Technology Division

For HYL, 1994 was an important year:

- On December 25, 1994, Usiba's new HYL III plant began operations in Brazil. With this addition, there are now 27 plants worldwide using HYL Technology.
- Hylsa's Puebla works began construction of a new HYL III plant.
- Combustion chambers were installed in the Monterrey DRI plants, increasing total capacity by 8%.

Technology development continues to be the Division's core advantage. Innovations from recent years have improved the reliability and competitiveness of the HYL Technology, making it arguably the most advanced of its type in the world.

Recent developments have made HYL Technology the most advanced of its kind in the world.

Among the year's research projects, two stand out: using by-product gases from other steel processes for direct reduction; and, adjusting the Hytemp® process—pneumatic transportation of hot DRI—for inclusion in Hylsa's new flat-products plant.

As an acknowledgement of its technology exports and research committment, HYL received Mexico's National Exporting Award and the National Award for Technology Development—the latter for the second consecutive year.



Usiba's HYL III Plant in Bahia, Brazil.



Raw Materials

Hylsamex owns significant iron-ore deposits in Mexico (El Encino, Cerro Nahuatl, Aquila) and has a 50% stake in Peña Colorada, the largest iron-ore mine in the country. Proven positive reserves in these deposits guarantee our pellet supply for the next 27 years at very favorable costs.

Operation

By employing advanced mining techniques, we have managed to use more fully our iron-ore deposits and to lower extraction costs.

In El Encino, conventional mining methods left behind 2.5 million tonnes of high-grade ore, which were extracted by designing an 80° slope pit.

This demanded technical innovations to make it possible and to guarantee safety: deep anchoring procedures, mesh protection, and laser monitoring of rock formations to warn of the slightest movement.

In 1995, we started underground mining at El Encino to extract additional deep reserves at a competitive cost.

Mining innovations have allowed Hylsamex to fully use its iron-ore reserves.

These innovations, together with potential reserves in the area, are increasing our proven positive reserves.

During the year we undertook a reengineering of the organization and managerial procedures. The administrative staff was streamlined and we outsourced non-essential services. As a result, productivity climbed to international levels and personnel costs were slashed 43%.

Higher productivity allowed us to sell 260,000 tonnes of pellet, worth $7.5 million dollars, to third parties.



80° slope at El Encino. The dark areas are iron ore.



Executive Team

Felipe Cortés Font de Rubinat
Hylsamex

Alejandro Elizondo Barragán
Hylsa Flat Products Division
Acerex

Marco A. Mascarúa Flores
Hylsa Bar and Rod Division

Joaquín Guzmán Sepúlveda
Hylsa Tubular Products Division
Hylsa-Bekaert

Luis Garza T. Fernández
Galvak
Galvamet

Raúl Quintero Flores
HYL

Mateo Quiroga Villarreal
Raw Materials
Services

Ernesto Ortiz Lambretón
Finance

Alberto Valdés Chabre
Human Resources

Manuel G. Gutiérrez Espinoza
Planning


UCHS

Financial Section

	Page
Financial Summary	18
Report of Independent Auditors	19
Hylsamex and Subsidiaries	
Consolidated Balance Sheet	20
Consolidated Statement of Income	22
Consolidated Statement of Changes in Financial Position	23
Consolidated Statement of Changes in Stockholders' Equity	24
Hylsamex (Parent Company)	
Balance Sheet	26
Statement of Income	28
Statement of Changes in Financial Position	29
Notes to Consolidated and Individual Financial Statements	30

Financial Summary

Hylsamex, S.A. de C.V. and Subsidiaries

(N$ millions)

	1994	1993	1992	1991	1990
Total assets	8,803	5,732	5,544	5,715	5,285
Net working capital	1,092	915	939	860	750
Total liabilities	4,553	2,625	2,318	2,044	1,324
Total stockholders' equity	4,250	3,107	3,226	3,671	3,961
Net sales	3,521	3,164	3,560	4,114	4,276
Consolidated net (loss) income	(721)	12	26	499	204
Majority net (loss) income	(678)	18	26	499	204
Minority net (loss) income	(43)	(6)	(1)	0	0
Depreciation and others	307	238	183	208	258
Outstanding shares (millions)	243.756	200	200	200	200
Employees	6,791	7,086	7,579	9,627	8,858
Interest coverage	2.14	1.59	2.20	4.16	8.96
Financial leverage	1.07	0.84	0.72	0.56	0.33
Long-term liabilities / Property, plant, and equipment	0.43	0.42	0.26	0.24	0.13
Long-term liabilities / Capitalization	0.40	0.33	0.23	0.20	0.11
Current ratio	0.96	1.20	1.08	1.54	1.80
(Loss) earnings per share (N$)	(2.779)	0.091	0.132	2.494	1.021
Book value per share (N$)	15.458	15.230	15.864	18.354	19.805

Price Waterhouse



REPORT OF INDEPENDENT AUDITORS

Monterrey, N. L., February 17, 1995

To the Stockholders of
Hylsamex, S. A. de C. V.

We have examined the consolidated and individual balance sheets of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (Parent Company), respectively, as of December 31, 1994 and 1993, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our examinations were made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances. The financial statements of certain consolidated subsidiaries, whose assets represented 11% of the consolidated totals in 1994 and whose assets and revenues represented 18% of the consolidated totals in 1993, were examined by other independent auditors and our opinion, expressed in the following paragraph, insofar as it relates to the amounts included for these subsidiaries, is based solely on the report of the other auditors.

In our opinion, based on our examinations and on the reports of the other auditors referred to above, the aforementioned financial statements present fairly the financial position of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity) at December 31, 1994 and 1993, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with generally accepted accounting principles.

Price Waterhouse

C.P. Mario Bautista T.

Hylsamex, S. A. de C. V. and Subsidiaries

(Mexican Corporations)

Consolidated Balance Sheet

AT DECEMBER 31, 1994 WITH COMPARATIVE FIGURES FOR 1993

Thousands of new Mexican pesos of December 31, 1994 purchasing power

	1994	1993
Assets		
CURRENT ASSETS:		
Cash and temporary investments	NPs 195,868	NPs 129,618
Trade accounts receivable	648,196	520,871
Other accounts receivable	93,015	98,499
Inventories *(Note 3)*	721,867	578,319
Total current assets	1,658,946	1,327,307
ACCOUNTS RECEIVABLE FROM AFFILIATED COMPANIES *(Note 4)*	8	
INVESTMENT IN SHARES *(Note 5)*	10,937	454,371
PROPERTY, PLANT AND EQUIPMENT *(Note 6)*	6,632,456	3,641,246
DEFERRED CHARGES *(Note 2f.)*	235,690	34,553
INTANGIBLE ASSET *(Note 10)*	265,359	274,478
Total assets	**NPs8,803,396**	**NPs5,731,955**

The accompanying fourteen notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity	**1994**	**1993**
CURRENT LIABILITIES:		
Current portion of long-term debt *(Note 9)*	NPs 176,813	NPs 71,783
Banks loans and commercial paper *(Note 8)*	1,118,166	721,612
Accrued interest payable	55,301	30,509
Accounts payable and accrued expenses	370,718	281,885
Total current liabilities	1,720,998	1,105,789
ACCOUNTS PAYABLE TO AFFILIATED COMPANIES *(Note 4)*		1,288
LONG-TERM LIABILITIES:		
Long-term debt *(Note 9)*	2,508,148	1,215,091
Estimated liabilities for seniority premiums and pension plan *(Note 10)*	323,601	302,681
Total long-term liabilities	2,831,749	1,519,060
Total liabilities	4,552,747	2,624,849
STOCKHOLDERS' EQUITY *(Note 11)*:		
Majority interest:		
Nominal capital stock	121,878	100,000
Restatement of capital stock	13,364	13,172
	135,242	113,172
Other contributed capital	700,358	205,275
Contributed capital	835,600	318,447
Earned Surplus	2,932,014	2,727,204
Total majority interest	3,767,614	3,045,651
Minority interest	483,035	61,455
Total stockholders' equity	4,250,649	3,107,106
LIENS *(Note 6)*		
Total liabilities and stockholders' equity	**NPs8,803,396**	**NPs5,731,955**

Felipe Cortés
President

Ernesto Ortiz
Vice-President

Hylsamex, S. A. de C. V. and Subsidiaries

Consolidated Statement of Income

FOR THE YEAR 1994 WITH COMPARATIVE FIGURES FOR 1993

Thousands of new Mexican pesos of December 31, 1994 purchasing power

	1994	1993
Net sales	NPs 3,521,491	NPs3,163,575
Cost of sales	(2,819,320)	(2,675,244)
Gross margin	702,171	488,331
Operating expenses	(364,276)	(363,538)
Operating income	337,895	124,793
Comprehensive financing expense, net *(Note 12)*	(928,115)	(75,272)
Other income, net	16,118	11,943
Nonrecurring or unusual items, net *(Note 13)*	(81,094)	32,063
(Loss) income before the following provisions	(655,196)	93,527
Provisions for income tax, asset tax and employees' profit sharing *(Note 14)*	(53,728)	(64,778)
(Loss) income before equity in associated companies	(708,924)	28,749
Equity in loss of associated companies *(Note 5)*	(11,763)	(17,101)
Consolidated net (loss) income	(720,687)	11,648
Net loss corresponding to minority interest	43,161	6,590
Net (loss) income corresponding to majority interest	**(NPs 677,526)**	**NPs 18,238**
(Loss) earnings per share expressed in new Mexican pesos, applicable to majority interest and based on the outstanding capital stock at the end of each year	(NPs 2.77952)	NPs 0.09119

The accompanying fourteen notes are an integral part of these financial statements.

Felipe Cortés
President

Ernesto Ortiz
Vice-President

Hylsamex, S. A. de C. V. and Subsidiaries

Consolidated Statement of Changes in Financial Position

FOR THE YEAR 1994 WITH COMPARATIVE FIGURES FOR 1993

Thousands of new Mexican pesos of December 31, 1994 purchasing power

	1994	1993
Operations		
Consolidated net (loss) income	(NPs 720,687)	NPs 11,648
Items not affecting resources:		
Depreciation	210,481	182,463
Other, net	97,147	55,993
	(413,059)	250,104
Changes in working capital other than financing:		
Accounts receivable	(99,790)	(20,759)
Inventories	(85,920)	29,392
Accounts payable and accrued expenses	91,057	(35,574)
	(94,653)	(26,941)
Resources (used in) provided by operations	(507,712)	223,163
Financing		
Bank loans received	3,031,188	1,314,468
Repayment of loans	(1,305,434)	(1,269,924)
Affiliated companies		(307,108)
Increase in capital stock	517,153	318,446
Increase in minority interest	1,764	
Dividends declared		(9,988)
Resources provided by financing activities	2,244,671	45,894
Investment		
Invesment in shares, net	2,302	(13,844)
Property, plant and equipment	(1,673,011)	(336,194)
Resources used in investment activities	(1,670,709)	(350,038)
Increase (decrease) in cash and temporary investments	66,250	(80,981)
Cash and temporary investments at beginning of year	129,618	210,599
Cash and temporary investments at end of year	NPs 195,868	NPs 129,618

The accompanying fourteen notes are an integral part of these financial statements.

Felipe Cortés
President

Ernesto Ortiz
Vice-President

Hylsamex, S. A. de C. V. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity

FOR THE YEAR 1994 WITH COMPARATIVE FIGURES FOR 1993

Thousands of new Mexican pesos (except dividend per share, which is shown in new Mexican pesos) of December 31, 1994 purchasing power

	Contributed capital			
	Capital stock	**Premium on sale of capital stock**	**Total**	**Retained earnings**
Balances at December 31, 1992	**NPs 1**		**NPs 1**	**NPs2,847,620**
Changes in 1993:				
Increase in capital stock	113,171	NPs 205,275	318,446	
Dividends declared (0.031 new pesos per share)				(9,988)
Changes in minority interest				
Net income for the year				35,339
(Loss) gain from holding nonmonetary assets				
Balances at December 31, 1993	**113,172**	**205,275**	**318,447**	**2,872,971**
Changes in 1994:				
Absorption of debit balances				(545,472)
Increase in capital stock	22,070	495,083	517,153	
Effect of divested subsidiaries				1,831
Changes in minority interest				
Effect of new consolidated subsidiaries *(Note 5)*				(27,284)
Net loss for the year				(665,763)
Gain (loss) from holding nonmonetary assets				
Balances at December 31, 1994 *(Note 11)*	**NPs135,242**	**NPs700,358**	**NPs835,600**	**NPs1,636,283**

This statement is applicable to and also forms part of the individual financial statements of Hylsamex, S. A. de C. V. as a Parent Company.

The accompanying fourteen notes are an integral part of these financial statements.

Earned surplus

	(Deficit) surplus on restatement of capital	Equity in associated companies	Total	Total majority interest	Minority interest	Total stockholders' equity
			NPs2,847,620	**NPs2,847,621**	**NPs 53,891**	**NPs2,901,512**
				318,446		318,446
			(9,988)	(9,988)		(9,988)
					7,564	7,564
		(NPs 17,101)	18,238	18,238	(6,590)	11,648
	(NPs 116,468)	(12,198)	(128,666)	(128,666)	6,590	(122,076)
	(116,468)	**(29,299)**	**2,727,204**	**3,045,651**	**61,455**	**3,107,106**
	545,472					
				517,153		517,153
	3,401	(5,232)				–
					1,764	1,764
	(22,874)	50,158			419,816	419,816
		(11,763)	(677,526)	(677,526)	(43,161)	(720,687)
	896,954	(14,618)	882,336	882,336	43,161	925,497
	NPs1,306,485	**(NPs10,754)**	**NPs2,932,014**	**NPs3,767,614**	**NPs483,035**	**NPs4,250,649**

Felipe Cortés
President

Ernesto Ortiz
Vice-President

Hylsamex, S. A. de C. V. (Parent Company)

Balance Sheet

AT DECEMBER 31, 1994 WITH COMPARATIVE FIGURES FOR 1993
Thousands of new Mexican pesos of December 31, 1994 purchasing power

	1994	1993
Assets		
CURRENT ASSETS:		
Cash and temporary investments	NPs 17,526	NPs 49
Other accounts receivable	2,713	67
Total current assets	20,239	116
INVESTMENT IN SHARES (Notes 1 and 2)	3,739,497	3,054,775
LAND	9,772	10,464
Total assets	**NPs3,769,508**	**NPs3,065,355**

The accompanying fourteen notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity	1994	1993
CURRENT LIABILITIES:		
Accounts payable to affiliated companies	NPs 122	NPs 19,704
Accounts payable and accrued expenses	1,772	
Total current liabilities	1,894	19,704
STOCKHOLDERS' EQUITY *(Note 11)*:		
Nominal capital stock	121,878	100,000
Restatement of capital stock	13,364	13,172
	135,242	113,172
Other contributed capital	700,358	205,275
Contributed capital	835,600	318,447
Earned surplus	2,932,014	2,727,204
Total stockholders' equity	3,767,614	3,045,651
Total liabilities and stockholders' equity	**NPs3,769,508**	**NPs3,065,355**

Felipe Cortés
President

Ernesto Ortiz
Vice-President

Hylsamex, S. A. de C. V. (Parent Company)

Statement of Income

FOR THE YEAR 1994 WITH COMPARATIVE FIGURES FOR 1993

Thousands of new Mexican pesos of December 31, 1994 purchasing power

	1994	1993
Income received from subsidiaries for corporate services	NPs 13,916	
Operating expenses	(14,300)	(NPs 558)
Operating loss	(384)	(558)
Comprehensive financing expense, net *(Note 12)*	(36,381)	(9,542)
Other expenses, net	(308)	(1,135)
Nonrecurring or unusual items, net	296	
Loss before the following item	(36,777)	(11,235)
Income tax recoverable (paid)	35	(1,917)
Loss before equity in loss of subsidiary companies	(36,742)	(13,152)
Equity in loss of subsidiaries	(640,784)	31,390
Net (loss) income for the year	**(NPs677,526)**	**NPs18,238**

The accompanying fourteen notes are an integral part of these financial statements.

Felipe Cortés
President

Ernesto Ortiz
Vice-President

Hylsamex, S. A. de C. V. (Parent Company)

Statement of Changes in Financial Position

FOR THE YEAR 1994 WITH COMPARATIVE FIGURES FOR 1993

Thousands of new Mexican pesos of December 31, 1994 purchasing power

	1994	**1993**
Operations		
Net (loss) income for the year	(NPs677,526)	NPs 18,238
Items not affecting resources:		
Equity in loss (income) of subsidiaries	640,784	(31,390)
	(36,742)	(13,152)
Changes in working capital other than financing:		
Other accounts receivable	(2,643)	(67)
Resources used in operations	(39,385)	(13,219)
Financing		
Affiliated companies	(17,810)	(293,000)
Increase in capital stock	517,153	318,446
Dividends declared		(9,988)
Resources provided by financing activities	499,343	15,458
Investment		
Investment in shares	(442,481)	8,273
Land		(10,464)
Resources used in investment activities	(442,481)	(2,191)
Increase in cash and temporary investments	17,477	48
Cash and temporary investments at beginning of year	49	1
Cash and temporary investments at end of year	NPs 17,526	NPs 49

The accompanying fourteen notes are an integral part of these financial statements.

Felipe Cortés
President

Ernesto Ortiz
Vice-President

Notes to Consolidated and Individual Financial Satements

AT DECEMBER 31, 1994 WITH COMPARATIVE FIGURES FOR 1993

Thousands of new Mexican pesos of December 31, 1994 purchasing power (except where otherwise indicated)

1. ACTIVITIES OF THE COMPANY

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is an intermediate parent company holding the stock of the subsidiaries of ALFA engaged in the steel and steel-processing business, denominated Grupo HYLSAMEX. The accompanying financial information comprises the financial statements of HYLSAMEX and all its subsidiaries, as follows:

	% ownership	
	1994	1993
Hylsa (HYLSA):		
Hylsa	100	100
Aceros Prosima	100	100
Consorcio Minero Benito Juárez, Peña Colorada (1)	50.01	50
Las Encinas	100	100
Materiales y Aceros Masa	100	100
Industrial Regiomontana	100	100
Productos de Concreto	100	100
Terminados de Fundición (2)	-	100
Ferro Minera Mexicana (and three subsidiaries which collect and process steel scrap)	100	100
Acerex	50.01	-
Hylsa International (a U.S. corporation)	100	100
Galvak:		
Galvak	100	92.32
Comercial Zincacero (2)	-	100
Inversora y Constructora San Nicolás (3)	100	100
Galvak Internacional	100	100
Comercializadora Tabasqueña de Lámina y Acero (2)	-	100
Galvamet	70	70
Promotora Azteca (4) and one transportation subsidiary:	100	-
Express Anáhuac	100	-
Hylsa-Bekaert and one subsidiary:	50.01	50.01
Hylsa División Alambres y Derivados	50.01	50.01

(1) An associated company in 1993

(2) Subsidiaries divested during 1994

(3) Currently in process of liquidation

(4) Subsidiary of HYLSAMEX as from 1994; formerly an affiliated company

During 1994 HYLSAMEX became a public company through the placing of a public offering of shares in the domestic and foreign capital markets.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The individual financial statements of HYLSAMEX (Parent Company) have been prepared in order to comply with legal requirements to which the company is subject as an independent legal entity. In these financial statements the investment in the shares of subsidiaries is accounted for by the equity method.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted on Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant new pesos of December 31, 1994 purchasing power.

Following is a summary of the most significant accounting policies:

a. Indexes used to reflect general inflation

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of general inflation on the financial statements were: 38611.9, 36068.5 and 33393.9 at December 31, 1994, 1993 and 1992, respectively (1978 = 100).

b. Temporary investments

These investments are stated at market value.

c. Inventories and cost of sales (Note 3)

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs for the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown in constant new pesos based on the estimated replacement costs prevailing on the dates when the sales were effected.

d. Investment in shares (Note 5)

The investment in shares of the associated companies is accounted for by the equity method, based on the financial statements of these companies. Other immaterial investments in shares are stated at their acquisition cost.

e. Property, plant, equipment and depreciation (Note 6)

Property, plant and equipment and related accumulated depreciation are stated at net replacement cost determined on the basis of appraisals made by independent experts registered with the National Securities Commission.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets determined jointly by the company and the independent appraisers.

f. Deferred charges

This caption is stated at cost restated by applying to the historical cost factors derived from the NCPI. It comprises principally capitalized expenses relative to commercially viable mineral deposits in the mining subsidiaries.

g. Transactions in foreign currency and exchange differences (Note 7)

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income.

h. Severance compensation (Note 10)

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the companies' noncontributory retirement plans for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

i. Comprehensive financing (expense) income (Notes 6 and 12)

This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the company's monthly net monetary assets or liabilities during the year.

The comprehensive financing cost incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational.

j. Income tax and employees' profit sharing (Note 14)

Income tax and employees' profit sharing are recorded using interperiod allocation procedures under the partial liability method. Under this method the effect on income tax and profit sharing of nonrecurring timing differences between the taxable income and financial pretax income which are expected to reverse in an identifiable time period is recorded as deferred income tax and deferred employees' statutory profit sharing.

3. ANALYSIS OF INVENTORIES

Consolidated inventories are analyzed as follows:

	1994	1993
Finished products	NPs204,030	NPs187,229
Work in process	100,490	88,691
Raw materials	177,427	119,324
Spare parts, tools and materials	239,920	183,075
	NPs721,867	NPs578,319

4. OPERATIONS WITH AFFILIATED COMPANIES

The statement of income includes the following significant operations with subsidiaries of ALFA:

	1994	1993
Operating expenses	(NPs40,746)	(NPs42,124)
(Expenses) financial income, net	(203)	473

5. ANALYSIS OF INVESTMENT IN SHARES

	1994	1993
Investment in Consorcio Minero Benito Juárez, Peña Colorada, S. A. de C. V., associated company (1)		NPs443,772
Investment in other companies, at cost	NPs10,937	10,599
	NPs10,937	NPs454,371

(1) Up to 1993 this investment was accounted for by the equity method. Effective July 1, 1994, HYLSA increased its equity to 50% plus one share, and consequently its financial statements have been consolidated from that date onwards. The equity in loss of associated companies of NPs11,763 shown in the consolidated statement of income for 1994 represents HYLSA's net equity in the company's loss for the six months ended June 30, 1994.

6. ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT

		1994	1993
Land		NPs 294,920	NPs 291,914
Depreciable assets		10,184,286	6,747,912
Construction in progress and other assets	(1)	2,078,335	420,950
		12,557,541	7,460,776
Less - Accumulated depreciation		5,925,085	3,819,530
		NPs6,632,456	NPs3,641,246

Depreciation charged to income represented average annual rates of 2.0% in 1994 and 2.6% in 1993.

As of December 31, 1994 HYLSA was in the process of constructing and equipping its new Flat Products Division plant. The total estimated cost of this plant is US$400 million, of which US$310 million had been expended at December 31, 1994. The total amount is being financed through long-term loans contracted in the amount of US$195 million, guaranteed by export credit agencies (Exim Banks) in the various countries where the equipment has been purchased; US$103 million from a portion of the notes (Eurobonds) placed in the international market; US$95 million obtained through a capital stock contribution from HYLSAMEX; and the remaining balance with HYLSA's own resources.

(1) At December 31, 1994 the cost of property, plant and equipment included NPs467,000 of comprehensive financing cost capitalized in respect of construction in progress, incurred in connection with the financing mentioned in the aforementioned paragraph (NPs70,000 and NPs436,000 of interest and exchange loss, respectively, less a gain on monetary position of NPs39,000). See Note 12.

Liens on fixed assets are referred to in Note 9.

7. FOREIGN CURRENCY POSITION

Amounts in this note are expressed in U.S. dollars (US$), since this is the currency in which most of the companies' foreign currency transactions are carried out.

At December 31 the companies had the following foreign currency assets and liabilities:

	1994	1993
	Thousands	
Monetary assets	US$ 46,137	US$ 38,887
Current liabilities	240,976	225,251
Long-term liabilities	484,544	346,708
	725,520	571,959
Foreign currency monetary position (short)	(US$679,383)	(US$533,072)
Nonmonetary assets:		
Fixed assets	US$ 719,090	US$540,477
Inventories	11,074	14,557
	US$ 730,164	US$555,034

The above-listed nonmonetary assets are those manufactured outside Mexico and are stated at their net replacement cost.

In December 1994 the peso was significantly devalued. At December 31, 1994 the exchange rate was NPs5.00 to the U.S. dollar (NPs3.11 at December 31, 1993). As a result, in 1994 the company had an exchange loss of NPs1,251,637 which is included in the statement of income as a component of comprehensive financing cost, net of a portion capitalized as cost of construction in progress (see Notes 6 and 12). At February 17, 1995, date of issuance of the audited financial statements, the exchange rate was NPs5.715 to the dollar.

Following is a consolidated summary of the transactions in foreign currency:

	1994	1993
	Thousands	
Goods and services:		
Exports	US$ 32,990	US$ 45,024
Imports	93,953	100,702
Interest:		
Expense	61,839	56,737
Imports of machinery and equipment	207,422	75,946

8. BANK LOANS AND COMMERCIAL PAPER

At December 31, 1994 this caption included US$144 million of commercial paper, part of a US$150 million program, and US$85.4 million in short-term credit drawn from total available credit lines with Mexican banks for the equivalent of US$380.2 million.

9. LONG-TERM DEBT

At December 31, 1994 the long-term debt comprised the following:

		Interest rate
Loans in dollars:		
Promissory notes (1)	NPs 871,705	12.20%
Debentures (2)	384,503	5.62%
Secured by the assets purchased (3)	1,152,304	9.42%
Unsecured	144,586	8.50%
Notes payable to suppliers	70,988	5.64%
Loans in new Mexican pesos:		
Unsecured	23,103	15.99%
Secured by the assets purchased	37,772	17.60%
	2,684,961	
Less - Current portion of long-term debt	(176,813)	
Long-term debt	NPs2,508,148	

Long-term maturities of the debt are as follows:

1996	NPs 276,152
1997	173,090
1998	1,032,344
1999	130,557
2000 onwards	896,005
	NPs2,508,148

(1) This liability represents notes (Eurobonds) totaling US$175 million, placed outside Mexico in 1993, maturing in 1998 and payable in a lump sum.

(2) The debentures are secured temporarily by HYLSA shares held by HYLSAMEX, which will be replaced with certain assets of HYLSA and HYLSAMEX. This liability, with a nominal value of US$100 million, is shown net of a discount that at December 31, 1994 amounted to US$24 million, equivalent to NPs115,497.

(3) Includes US$161 million drawn from a credit line of US$195 million corresponding to the new plant project. This credit is secured temporarily by 51% of the shares of Galvak, S. A. de C. V., which will be released 30 days after the start-up of HYLSA's new plant.

The loan agreements contain the usual covenants, several of which require the maintenance of certain financial ratios. In the event noncompliance with such ratios is not cured in a time period satisfactory to the banks, the latter may require immediate payment of the entire indebtedness.

At December 31, 1994, as a result of the peso devaluation which took place in December, HYLSA and GALVAMET were not in compliance with the ratios specified in agreements with four banks covering long-term debt of US$293 million (NPs1,465,000). In line with the agreements the companies obtained from the four banks temporary waivers covering the noncompliance. In addition, taking into account that the current difficult economic environment is an external event unrelated to the companies' operations, during 1995 the companies and the banks will jointly analyze new financial projections to determine the new financial ratios, reflecting the current economic environment, with which HYLSA and GALVAMET will need to subsequently comply. The new ratios will then have to be approved by the banks' credit committees and then formalized.

10. ESTIMATED LIABILITIES FOR SENIORITY PREMIUMS AND PENSION PLAN

The company and certain of its subsidiaries have established non-contributory pension plans for their employees. Plan benefits are primarily based on the employee's years of service and his remuneration at retirement date. The liabilities and costs relative to these plans, as well as those relative to seniority premiums, are recognized on the basis of actuarial studies made by independent experts. The plans are generally not funded.

Following is a summary of the principal consolidated financial data relative to these obligations at December 31:

	1994	1993
Projected benefit obligation	NPs370,774	NPs357,802
Plan assets at market value	(3,945)	(2,876)
Unamortized prior service costs (transition liability)	(287,487)	(294,915)
Unamortized actuarial gains and losses	(21,100)	(31,808)
Projected net liability	NPs 58,242	NPs 28,203
Accumulated benefit obligation	NPs327,546	NPs305,557
Plan assets at market value	(3,945)	(2,876)
Projected net liability	(58,242)	(28,203)
Additional liability (intangible asset)	NPs265,359	NPs274,478
Net cost for the year	(NPs 47,085)	(NPs39,672)

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses will be recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits (approximately 20 years).

11. STOCKHOLDERS' EQUITY

At meetings held during 1994 and 1993, the stockholders approved the following resolutions:

a. To apply several restatement account balances to absorb debit balances and to pay a dividend; the effect of these decisions is shown in the statement of changes in stockholders' equity.

b. To convert all Series "B" shares to new Series "B" ordinary shares without par value.

c. To authorize public offerings of the company's shares in both domestic and foreign capital markets.

d. To increase the minimum fixed portion of the capital stock by NPs22,070 (NPs21,878 nominal value), through the issuance of 43,756,094 Series "B" ordinary shares at a premium of NPs495,083, net of commissions and other expenses related to the placement, which comprised a simultaneous offering in the domestic and foreign markets.

After giving effect to the foregoing resolutions the subscribed and paid-in capital stock comprised 243,756,094 Series "B" ordinary shares without par value, representing the minimum fixed capital without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

At December 31, 1994 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement increment (decrease)	Restated amount
Contributed capital:			
Common stock	NPs 121,878	NPs 13,364	NPs 135,242
Premium on issuance of capital stock	672,043	28,315	700,358
	793,921	41,679	835,600
Earned surplus (1):			
Retained earnings	1,416,936	219,347	1,636,283
Surplus on restatement of capital		1,306,485	1,306,485
Equity in associated companies:			
Deficit	1,009	(11,763)	(10,754)
	1,417,945	1,514,069	2,932,014
Total majority interest	2,211,866	1,555,748	3,767,614
Minority interest	427,025	56,010	483,035
Total consolidated stockholders' equity	NPs2,638,891	NPs1,611,758	NPs4,250,649

(1) The earned surplus includes the following amounts in subsidiaries: (NPs689,607) of deficit and NPs778,219 of surplus on restatement of capital.

Dividends paid from previously taxed earnings are not subject to any additional tax. At December 31, 1994 such earnings amounted to approximately NPs68,500. In the case of capital stock reductions, any excess over capital contributions, the latter inflation-indexed in accordance with the procedures specified in the Mexican Income Tax Law, is accorded the same tax treatment as dividends.

The surplus on restatement of capital comprises principally the accumulated gain from holding nonmonetary assets, after the applications described in the first paragraph of this note, and represents the amount by which the increase in the value of these assets restated by the specific cost method has exceeded inflation measured in terms of the NCPI.

12. COMPREHENSIVE FINANCING (EXPENSE) INCOME

Comprehensive financing (expense) income is analyzed as follows:

	1994	1993
Consolidated		
Financial expense	(NPs 319,826)	(NPs268,042)
Financial income	40,852	63,815
Exchange (loss) gain, net	(1,251,637)	1,654
Gain on monetary position	140,248	122,153
	(1,390,363)	(80,420)
Comprehensive financing cost capitalized in construction in progress, net	462,248	5,148
	(NPs 928,115)	(NPs 75,272)

HYLSAMEX

	1994	1993
Financial expense	(NPs36,770)	(NPs 834)
Financial income	3,617	21
Exchange loss	(1,099)	
Loss on monetary position	(2,129)	(8,729)
	(NPs36,381)	(NPs9,542)

13. NONRECURRING OR UNUSUAL ITEMS

Management has followed the practice of recording in this caption those charges and credits which, due to their unusual nature or nonrecurring characteristics, do not represent normal operations of the company. These items initially arose in connection with the restructuring of the company's debt and subsequently in connection with the modernization of its facilities, its formal program for reducing expenses and costs, and its positioning strategies vis-a-vis highly competitive national and international markets. Following is an analysis of such items for the last two years:

	1994	1993
Fixed assets:		
(Loss) gain on sale of fixed assets	(NPs11,169)	NPs42,974
Recovery of taxes withheld in prior years, on interest paid to foreign creditors		34,557
Other, net (basically severance payments)	(69,925)	(57,380)
Excess of book value over cost in purchase of shares of associated company		11,912
	(NPs81,094)	NPs32,063

14. INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

The net charge to income for these items was as follows:

	1994	1993
Income tax	(NPs 80)	(NPs 769)
Asset tax	(50,993)	(63,883)
	(51,073)	(64,652)
Employees' profit sharing	(2,655)	(126)
Net charge to income	(NPs53,728)	(NPs64,778)

In the year ended December 31, 1994 the companies incurred a tax loss of NPs1,206,000. At December 31, 1994 there were unused tax loss carryforwards, which may be restated for inflation through the date they are applied against future taxable profits, expiring as follows:

1995	NPs 5,000
1996	47,000
1997	95,000
1998	171,000
1999	1,206,000
	NPs1,524,000

The foregoing amounts include the effect of restatement through December 31, 1994.

Taxable income differs from accounting income due to recurring timing differences affecting accounting and taxable income in different periods, basically the deduction of inventory purchases for tax purposes and certain provisions. At December 31, 1994 there were accumulated recurring timing differences amounting to NPs388,000 which may cause an increase in the income tax and profit sharing payable in future years at the then prevailing tax rates. In accordance with generally accepted accounting principles, no deferred tax effect is recognized for such timing differences.

Asset tax is payable at the rate of 2% on the net amount of certain assets and liabilities, but only when the amount of asset tax exceeds the income tax due. Asset tax paid may be carried forwards and credited against income tax payable in the following ten years, to the extent income tax exceeds asset tax in those years. At December 31, 1994 the consolidated asset tax carryforwards expire as follows:

1999	NPs 63,000
2000	53,000
2001	48,000
2002	49,000
2003	56,000
2004	58,000
	NPs327,000

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

Felipe Cortés
President

Ernesto Ortiz
Vice-President



Board of Directors

Chairman

Dionisio Garza Medina

Directors

Gerardo X. Calderón Rojas
Felipe Cortés Font de Rubinat
Mauricio Fernández Garza
Bernardo Garza de la Fuente
Roberto Garza Delgado
Armando Garza Sada
Alejandro G. Guzmán de la Garza
Peter T. Hutchison McDowall
Leopoldo Marroquín Morales
Ernesto Martens Rebolledo
Rafael R. Páez Garza
Rafael Rangel Sostmann

Secretary

Leopoldo Marroquín Morales
Carlos Jiménez Barrera • *Alternate*

Statutory Auditor

Raúl Ramírez Valenzuela
Rodolfo Sandoval García • *Alternate*

HYLSAMEX

Annual Report

HYLSAMEX
1943 — 2000

In April 1943, a group of Mexican entrepreneurs, concerned with the shortage of steel supplies resulting from World War II, decided to build a small plant to produce the steel required in the manufacture of crown caps for their bottling operations. As a result, Hojalata y Lámina, now called Hylsa, was created.

At the beginning of the 1950's, with the start of the Korean War, steel scrap, used to feed the electric arc furnaces, started to become scarce. This situation prompted a group of Hylsa engineers to develop the first commercial direct reduction process in the world.

To meet strong growth in the Mexican economy during the 60's and 70's, Hylsa built its rebar and wire rod plants.

The 90's gave rise to Hylsamex, a subsidiary created by Alfa, one of Mexico's most important industrial corporations, to group all of its steel-related businesses.

To benefit from improving economic fundamentals in the domestic and international steel markets, Hylsamex undertook a comprehensive modernization program, investing US$ 1.6 billion.

Through the modernization and expansion of its facilities, plus a permanent cost reduction program and the increased participation of high value-added products in its sales mix, Hylsamex has become a world-class company; the main objectives are to become supplier of choice in Mexico and the lowest cost producer in North America.

All of Hylsamex's products in the Mexican construction, manufacturing, auto parts and electric appliance sectors have an outstanding market position.

Hylsamex consists of nine operating businesses:

Hylsa, with its Flat Products, Wire & Rod and Raw Materials Divisions, as well as the HYL Technology Division.

Galvacer, which includes Galvak, Galvamet, Hylsa's Tubular Products Division and Aceros Prosima.

Acerex, a steel service center that is a joint venture with Worthington Industries, a leading steel company in United States.

The Company also has business units dedicated to steel scrap processing and freight services.

In addition, Hylsamex has a stake in the Consorcio Minero "Benito Juárez—Peña Colorada", in PEGI, an electricity generation company, and in the Venezuelan steel company Siderúrgica del Orinoco (SIDOR).

Hylsamex maintains strategic associations with more than ten companies in Mexico, United States, Germany, Venezuela, Argentina and Brazil.

The Company's shares are traded on the Bolsa Mexicana de Valores under the ticker "HYLSAMX" and through a Level 1 ADR program under Rule 144-A in the United States.

CONTENTS

	Page
Financial Highlights	1
Letter to the Shareholders	2
Corporate Review 2000	6
Management's Discussion and Analysis of Results	17
Independent Auditors Report	23
Consolidated Financial Statements	24
Notes to Consolidated Financial Statements	34
Financial Summary	42
Executive Team – Board of Directors	43

FINANCIAL HIGHLIGHTS [1]

HYLSAMEX, S.A. DE C.V. Y SUBSIDIARIES

	2000	1999	%Var.
Sales (thousand of tons)	**2,722**	2,849	(4)
Revenue per ton (US$)	**529**	482	10
Cash cost [2] per ton (US$)	**436**	378	(15)
EBITDA (US$ million)	**253**	295	(14)
Income Statement (Ps million)			
Net sales	**14,198**	14,875	(5)
EBITDA [3]	**2,505**	3,211	(22)
Depreciation and amortization	**1,234**	1,173	5
Operating income	**1,270**	2,038	(38)
Majority net income	**160**	744	(79)
Net income per share	**0.654**	3.051	(79)
Balance Sheet (Ps million)			
Total assets	**29,571**	30,741	(4)
Total liabilities	**18,452**	17,148	8
Consolidated stockholders' equity	**11,119**	13,593	(18)
Book value per share (Ps)	**38.031**	48.475	(22)

1 In the editorial section of this annual report, monetary figures are expressed in pesos (Ps) as of December 31, 2000 or dollars (US$), unless otherwise specified. Comparisons are in real terms, that is, discounting the effects of inflation. Volume figures are in metric tons.
2 Cost of goods sold before depreciation and amortization plus operating expenses.
3 Operating income before depreciation and amortization.



HYLSAMEX VALUE-ADDED PRODUCTS
% OF TOTAL REVENUE
60
50
40
30
20
10
52
56
56
58
60
'96 '97 '98 '99 '00
2000
Commodities 40%
Cold Rolled 11%
Thin-gauge HR 5%
Pipe 7%
Coated & Insulated Panels 29%
Other Value-Added Products 8%
SALES
(Thousand tons)
3000
2500
2000
1500
1000
500
2470
2793
2597
2849
2722
'96 '97 '98 '99 '00
EBITDA
(US$ million)
350
300
250
200
150
100
50
287
335
296
295
253
'96 '97 '98 '99 '00
OPERATING INCOME PER TON
(US$ per metric ton)
100
80
60
40
20
80
85
74
66
47
'96 '97 '98 '99 '00

To Our Shareholders

The year two thousand was difficult for Hylsamex due to several factors that negatively impacted the financial and operating results and prevented the Company from benefiting from the economic dynamism exhibited by the Mexican economy.

The downward trend in international steel prices, the high cost of energy and the increased level of imports, particularly during the second half of the year, led to a significant reduction in total shipments and caused a deterioration in the financial ratios.

These situations prevented Hylsamex from reducing the level of total indebtedness at a faster pace.

To deal with these and other difficulties, the Company implemented several cost-cutting and cost-containment measures and relied on the commitment, the dedication and the professionalism of its personnel.

Operating Performance

This past year was one of many contrasts. Mexico registered economic growth of 6.9%, prompting a 9.2% increase in apparent steel consumption. Nevertheless, the domestic steel production grew only 2.4%, while competing imports, stimulated by the strong peso, grabbed most of the increase.

Total shipments in 2000 were 2.7 million tons, 4% lower than the level sold in 1999. This decrease was in part offset by a greater share of value-added products in the overall sales mix, which grew from 58% of total revenue, to 60% in 2000.

Shipments to the domestic market were 2.3 million tons, posting an 8% reduction when compared to 1999. The main causes for this decrease were low steel prices and increased import tonnage, most under unfair trade conditions.

In contrast, the Company's efforts in the export markets resulted in a 17% increase in shipments versus 1999, reaching 435 thousand tons. The export revenue was US$ 226 million or 16% of total revenue, registering a 16% increase over 1999.

On the operational front, the 189% increase in natural gas prices forced Hylsamex to temporarily halt production in its iron ore mines located in the states of Colima, Jalisco and Michoacan, as well as in some direct reduction iron plants in Monterrey and Puebla.

The strategy was to substitute in-house produced raw materials with lower-cost metallic inputs such as hot briquetted iron (HBI), pre-reduced iron ore pellets, pig iron and other semi-finished products, allowing the Company to maintain its production levels downstream.

The commercialization of the HYL® direct reduction iron technology experienced a slowdown given the

difficulties facing the steel industry around the world. A new plant started operations in Venezuela during the year, but already assigned projects in Malaysia, Australia, Russia and Brazil were postponed.

Financial Performance

Hylsamex's financial and commercial difficulties were reflected in the financial results for 2000, which were lower than those in 1999, primarily due to the reduction in sales volume and the strength exhibited by the Mexican currency throughout the year.

Revenues, expressed in constant pesos, were Ps 14,198 million and the operating income amounted to Ps 1,270 million, 5% and 38% lower, respectively, than the figures for 1999.

Capital expenditures for the year were lower than last year, amounting to only US$ 43 million, primarily concentrated on replacement investments.

Notwithstanding the financial situation, Hylsamex continued to prove that it can compare with the leading steel companies in the United States. The Company generated US$ 253 million worth of EBITDA, and the per ton figure amounted to US$ 93.

Given the difficult operating environment described above, the Company's objective of reducing indebtedness was limited, as total borrowed funds, net of cash, decreased by US$ 36 million.

The lower level of cash generation caused the non-compliance of several financial ratios included in some loan agreements. This situation was explained to the respective lenders, who in turn granted the necessary waivers to be in compliance.

Strategy

The strategic initiatives implemented over the course of the year were focused on addressing the commercial and operating difficulties that Hylsamex has been facing.

In the commercial area, Hylsamex increased the sale of high value-added products, from 54% of the revenue mix in January 2000, to 60% by year-end, resulting in a 10% increase in revenue per ton versus 1999.

On the operating side, the efforts were concentrated on reducing overall costs and expenses by substituting the expensive variable inputs. Focused on this measure, the Company reduced the share of direct reduced iron in its metallic charge, from 67% in late 1999, to 29% in 2000, resulting in cost savings.

In February 2001, the Mexican industry and the regulatory authorities negotiated a fixed natural gas price of US$ 4.0/MMBtu for the following three years, retroactive as of January 1. This represents a partial solution that allowed for the continuous operation of Hylsamex's largest direct reduction plant.

In addition, Hylsamex doubled its efforts to restructure financial obligations and reduce the debt

burden for 2000 and 2001. We managed to refinance US $172 million, besides the US $210 million reprogrammed in early 2000.

Siderúrgica del Orinoco (SIDOR), Hylsamex's non-consolidated Venezuelan subsidiary, was able to restructure its debt at more favorable terms, though requiring a US $300 million capital infusion from its shareholders. Hylsamex's share amounted to US $84 million.

SIDOR received a boost from the upturn in Venezuela's domestic steel market, which allowed a 38% increase in domestic shipments, reaching 1.3 million tons. Likewise, export shipments were 8% higher in 2000, representing a total of 1.5 million tons. Sidor generated US $140 million in cash flow during the year 2000; a considerable improvement over the negative results posted in 1999.

Outlook

Year 2001 will present important challenges for Hylsamex, given that the economic slowdown in Mexico and the United States is likely to dampen the demand for steel products in those markets.

Nonetheless, Hylsamex should improve its financial and operating results given more predictable natural gas prices, a reduction in import volumes, as the Mexican authorities are actively reviewing import practices, and increases in steel prices towards the second half of the year, once the economy starts recovering.

The recent modernization program, which will require minimal capex spending this year, is the key to Hylsamex's ability to capitalize on the expected improvement in economic conditions.

All of the above, together with the possibility of future divestitures and the search for a strategic partner, will prompt substantial accomplishments in debt reduction, Hylsamex's fundamental objective.

As in previous years, the Board of Directors acknowledges the support and trust of its shareholders, clients and suppliers, as well as the financial community throughout the year. You are all an important source of strength in our efforts to become a world-class steel company.

March 5, 2001
San Nicolás de los Garza,
Nuevo León

Dionisio Garza Medina
Chairman of the Board

Alejandro M. Elizondo
Chief Executive Officer



Corporate Review 2000

Business Strategy

Hylsamex faced an adverse economic environment in year 2000, particularly during the second half of the year, which negatively affected its operating and financial results.

Focusing on the commercial side, a combination of the peso appreciation, the significant increase in competing imports and the deterioration of international steel prices, caused a decrease in Hylsamex's sales volume. The flat products line was the most heavily affected given the 71% rise in imports compared to the previous year.

On the operating side, the Company experienced a deterioration in its cost competitiveness due to a 17% per ton increase, mainly caused by the 189% increase in the price of natural gas and a 15% increase in electricity cost.

As a result, the Company's financial ratios were impacted. Interest coverage decreased from 2.06 times in 1999 to 1.73 in 2000, and the leverage ratio increased from 1.26 times to 1.66 at December 2000.

Regardless of the situation, Hylsamex continued to post financial returns similar to that of the leading steel companies in United States, with an EBITDA of US$ 253 million, resulting in a per ton figure of US$ 93.

To work around these problems, several strategic initiatives were undertaken in the most critical areas of the Company. First, Hylsamex started buying considerable quantities of less expensive alternative metallics, substitutes for the direct reduced iron, as a means to deal with the high cost of energy while avoiding difficulties in the production of finished steel products.

This measure altered the composition of its metallic charge. Towards the end of 1999, the utilization rate of direct reduced iron (DRI) was 67%, with the rest being steel scrap. At the end of 2000, the DRI rate had diminished to 29% of total, scrap increased to 60%, and the remaining 11% was pig iron and hot briquetted iron.

Moreover, the efforts to control costs and expenses allowed the Company to reduce SG&A charges by 10% with respect to 1999. Part of this effort consisted of the Company eliminating 850 outside contractors from the workforce.

In the commercial area, there was a 17% rise in export shipments that partially offset the 8% decrease in domestic sales. The increase in shipments to international markets, during the first half of the year, was concentrated primarily in high value-added products such as painted sheets, galvanized products, cold rolled and ultra-thin hot band, as well as welded tubular products.

Another important development was in electronic commerce. Hylsamex, in conjunction with the company Accenture, determined the best strategy for the advertising, selling, and purchasing of goods and services through the Internet.

The Company now has business-to-business (B2B) applications fully integrated into the commercial area's information technology systems. The first transactions were successfully effected and Hylsamex expects to expand the effort during 2001.

Simultaneously, considerable progress was made in the implementation of new applications designed to optimize the value chain, enhancing service to clients and decreasing the level of inventories. The Wire & Rod Division, for example, received international recognition and an award from the Computer World Organization for its efforts.

Additional innovation occurred in the area of procurement, with the launch of a new program for the purchase of indirect materials, allowing for better prices and shorter delivery times. Hylsamex is participating together with other Alfa subsidiaries in this project.

Hylsamex continued the refinancing efforts it had started in 1998. In 2000, several transactions were made in order to guarantee long-term payments, decrease short-term leverage, and maintain the weighted average life of debt. Highlights of the efforts include:

- In January 2000, Hylsamex renegotiated debt payments on a US$ 210 million loan, which was secured in part with a dollar denominated long-term sales contract. That same month, Las Encinas (Hylsa's mining subsidiary) obtained a 5-year loan to finance the Aquila Project in the amount of US$ 7.2 million.
- During February, Hylsa obtained a 5-year revolver facility equivalent to US$ 30 million to finance indirect export sales.
- In March, Hylsa issued a 5-year Medium Term Note for the equivalent of US$ 64 million in UDI's, using the proceeds to repay short-term debt. In the same month, Hylsa also extended by one year the maturity of part of a US$ 40 million US Commercial Paper Program.
- In September Hylsa completed a US$ 20 million transaction for the sale of iron ore pellets. The proceeds were used to finance the pellet inventory.
- In November, Acerex refinanced its debt using a 5-year, US$ 11 million loan.

In March 2001, Hylsa refinanced short-term debt in the amount of US$ 115 million due January 2002. At the same time, the Company obtained the necessary



METALLIC CHARGE
(Dec. 1999, %)
Scrap
33%
DRI
67%
METALLIC CHARGE
(Dec. 2000, %)
Pig Iron
& HBI
11%
DRI
29%
Scrap
60%
EXPORT SHIPMENTS
(Thousand tons)
600
500
400
300
200
100
515
547
248
373
435
'96
'97
'98
'99
'00


MINING
PELLET PRODUCTION
(Million tons)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
2.8
2.7
3.1
3.2
3.0
'96 '97 '98 '99 '00


TECHNICAL ASSISTANCE
SERVICES
(Week per Man, accumulated)
8000
7000
6000
5000
4000
3000
2000
1000
1644
3075
3611
5911
7086
'96 '97 '98 '99 '00

waivers to be in compliance with some financial ratios included in three long-term syndicated bank loans totaling US$ 400 million.

The above transactions allowed Hylsamex to maintain an acceptable debt composition, with 87% long-term and 13% short-term, and a weighted average life of 3.8 years.

Hylsa's Raw Materials Division

During 2000, the Company's mining activities experienced a slow down because of the drastic increase in natural gas prices that forced a partial halt in production at its mines in the states of Colima, Jalisco and Michoacán.

For this reason, the pellet production at Las Encinas and Consorcio Minero Benito Juárez—Peña Colorada mines was 3 million tons, a 6% decrease compared to 1999.

As a means to ease the impact on employees and to moderate the cost burden at the affected sites, Hylsamex began selling its iron ore pellet in international markets, 126,000 tons were shipped in the latter part of the year. Sales for approximately 250,000 tons have already been secured for the first several months of 2001.

Hylsa's HYL Technology Division

As with other operating units, the HYL Technology Division was affected by the high costs of natural gas and inexpensive scrap that reduced the attractiveness of installing new direct reduction plants around the world.

With respect to the Division's international transactions, a new DRI plant with total capacity of 1.5 million tons per year (tpy) of briquetted iron was put in operation in Venezuela. Nevertheless, other projects that were already committed to HYL were delayed in Australia (3 million tpy), Malaysia (2.4 million tpy), Russia (1 million tpy) and Brazil (.75 million tpy).









The Technology Division's training services and technical assistance continued to develop throughout 2000. HYL gave technical training equivalent to 1,175 week/man to technicians from 7 countries around the world.

Through its technological support to Hylsamex, HYL was able to reduce energy consumption at the 4M DRI plant to minimal levels, contributing to a decrease in operating expenses and an enhancement in productivity. Likewise, operating processes at the business unit Galvacer were analyzed in an effort to identify opportunities for technological improvement.

As a result of the continuous search for new business opportunities, HYL is now offering management and operating services to steel plants that are already in operation. The Division has already signed contracts with companies in Malaysia and Australia, and expects to begin rendering such services in 2001.

In an effort to become an integral steel services-oriented business, HYL has also signed contracts with leading steel-production technology companies in the world. One was signed with SMS Demag from Germany, to support the sale of electric arc furnaces that melt pre-reduced iron ore, and another with Santec, Inc. from Canada, to commercialize the EFSOP™ technology for the optimization of electric arc furnaces.

Hylsa's Flat Products Division

The market in which Hylsamex faced the most difficulties during 2000 was the flat products market. On one hand, the domestic steel demand increased


FLAT PRODUCTS
DIVISION
SALES
(Thousand tons)
2000
1500
1000
500
1423
1632
1440
1682
1663
'96
'97
'98
'99
'00



11%, but was mostly filled through hot and cold rolled imports, which grew 77% from the previous year's levels. On the other, the high cost of energy reduced the competitiveness of domestic steel producers.

In this environment, the sales volume of Flat Products Division was 1.7 million tons, 1% lower than 1999.

The combined effect of heavy imports at lower prices caused a 5% reduction in the Division's domestic sales: in volume terms, this amounted to 1.4 million tons in 2000.

Given the circumstances, the Flat Products Division expanded its export effort, particularly during the first half of the year, toward increasing the sale of value-added products such as cold rolled steel and ultra-thin hot band by 9% and 58%, respectively.

Total export shipments grew 54% to 295,000 tons, and represented 18% of total revenue, generating US$ 115 million.

In an effort to deal with the increased imports entering at unfair trade conditions, the Mexican authorities imposed antidumping tariffs on hot rolled steel coming from Russia (30.31%) and the Ukraine (46.66%).

The Division was forced to take some measures to counteract the difficult situation, including temporarily closing some of its direct reduction plants in an effort to decrease overall energy consumption. It also halted production at the ingot-casting mill (Mill #1) to adjust for the decrease in export shipments and the declining trend of international steel prices.

Despite the difficulties faced during 2000, the Division invested a total of US$ 13 million in capex in order to maintain its facilities in optimal conditions. Also, several projects amounting to US$ 14 million were begun under an operating or pure lease scheme, such as the first stage of the hydrogen annealing process, a third roll grinding machine for the hot rolling mills and a second down coiler for Mill #2 (minimill).

In August, the Flat Products Division was awarded the "Clean Industry Award" for its compliance with the different commitments included in an environmental



agreement with the environmental regulatory authorities in Mexico.

Winning the award is a direct result of the modernization program that Hylsamex carried out during the 1990s, that included the installation of state-of-the-art equipment and environmentally efficient technology. Approximately 60% of the Division's facilities are less than 6 years old.



Acerex

Acerex recorded outstanding performance in 2000 despite the adverse conditions experienced in the flat products market. This was made possible as a result of the Company's ability to adapt to the changing market environment as well as customers' needs.

Total shipment in 2000 increased 38% versus the level registered in 1999. Tolling services grew 34% and direct sales increased 52%.

The Company's success was supported by investments directed towards an improvement in information technology systems, the logistics associated with the production process, as well as in its capacity to develop new products and services through a closer relationship with its customers.

It is worth noting that Acerex was awarded the QS-9000 quality award that allows it to serve the auto and auto parts industries. An example of this is the Company's participation in the "General Motors Resale Program," which requires a high level of quality and just-in-time delivery. Acerex is the only



Acerex Sales
(Thousand tons)


350
300
250
200
150
100
50
135
216
209
250
345
'96
'97
'98
'99
'00









company in Mexico that is involved in this program.

Another important improvement is that the Company's direct sales now represent 23% of the total sales mix as a result of a better understanding of clients' needs.

The financial performance was also more favorable than in 1999, evidenced by a 37% increase in total revenue and a 40% increase in operating income.

As in previous years, Acerex relied on the know-how and involvement of its joint-venture partner Worthington Industries, a leading company in flat steel processing in the United States.

Hylsa's Bar & Rod Division

This Division faced a highly competitive environment, characterized by an oversupply of products in Mexico, declining prices and the loss of competitiveness resulting from increasing energy prices.

The long products market yielded a more stable performance than the flat products. National apparent steel consumption of long products grew 6.3% as compared to 1999, while production experienced a 6.7% increase, imports decreased by 2.3% and exports increased 1.0%

To face the difficulties related to imports at unfair trade conditions, in May, the Mexican authorities reinstated antidumping duties on rebar from the United States (US$ 37/ton) and Venezuela (US$ 96/ton). Also, an antidumping duty of 30.52% was put on wire rod from the Ukraine.

Product wise, the rebar market experienced a higher rate of dynamism than the wire rod market due to new capacity increases of several rebar domestic producers, which became operational in 2000.

The Division sold a total of 844,000 tons, posting a 14% decrease from shipments in 1999 due, in part, to the maintenance shutdown at the Puebla Plant after five years of continuous operation.

Also important is the higher integration developed with the Siderúrgica del Orinoco (SIDOR) that allowed for an improvement in the Division's commercial competitiveness.

It is worth mentioning that, in Mexico, the Division continues to stand out as the only producer of high value-added wire rods, such as high-carbon, cold heading quality and welding wire rods.

The sale of these products in 2000 was outstanding. Cold heading wire rod sales grew 29% and other wire rods for the auto industry increased 55%.

Due to the high cost of natural gas, the direct reduction plant in Puebla temporarily halted operations in November. As a result, the Division increased the purchase of domestic and imported scrap, as well as substitute raw materials.

During 2000, the Bar & Rod Division concluded the investment program started in 1999 focused on the production of high value-added products, having spent US$ 12 million, out of which US$ 6 million were under an operating or pure lease scheme.

There was a new size-reducing mill that came on line in 2000 that allows the Division to broaden the diameter of the products, improve dimensional tolerance levels, and increase the efficiency of the rolling process.

Also relevant is the start of the equipment designed to improve the gauge control in the rolling of bars destined for the auto industry.

Taking advantage of the scheduled maintenance shutdown at the Puebla Plant, the Division invested an additional US$ 2.7 million to increase the reheating furnace capacity by 30%, in addition to adjustments allowing for the utilization of up to 140-millimeter billets instead of the 130-millimeter, further increasing the quality of the finished products.

To secure access to clients in the auto parts and auto industries, the Puebla Plant moved ahead with necessary steps to receive the QS-9000 quality award in 2001.

Galvacer

This business unit, responsible for the implementation of Hylsamex's further value-added strategy, experienced a good year. One of the main accomplishments of Galvacer during 2000 was to establish a commercial identity of its own and to integrate the business activities of Galvak, Galvamet, Hylsa's Tubular



Bar & Rod Division
Sales
(Thousand tons)
1200
1000
800
600
400
200
954
1029
1001
976
844
'96
'97
'98
'99
'00
2000 Annual Report



Products Division and Aceros Prosima.

Its main objective is to strengthen the presence of Hylsamex in the processed steel market through a more efficient productive and commercial integration and lower costs for the businesses involved, in an effort to provide better service and quality to the clients.

Sales volume at Galvacer was 684,000 tons, generating US$ 549 million in revenue; representing 38% of Hylsamex's total revenue.

With the goal of broadening its sales opportunities, Galvacer started Galvanet.net, an e-business unit responsible for the sale and distribution of Hylsamex's products and other complementary products. The initial results have been encouraging.

Galvak

Galvak's results were quite favorable considering the decline in global steel prices and the large increase in imports.

Extra attention paid to marketing, service to clients and to the development of new products, resulted in a 12% increase in sales volume versus 1999.

Among the highlights for the year are shipments to customers in the auto industry, which posted a 100% increase. Sales of galvanized and painted sheets, insulated paneling and light structurals also registered record sales.

On the other hand, export shipments decreased 23% due to a slowdown in the United States economy and low steel prices, representing 21% of total sales volume.

Galvak's financial results in 2000 increased versus 1999, with a 3% rise in sales revenue and a 34% increase in operating income.

A successful business strategy that Galvak implemented in 2000 was to increase the share of value-added products in its sales mix, which represented 61% of total volume sold, up from the 58% in 1999; commercial products sales represented the other 39%, down from 42%.

Also worth noting was the introduction of a new product "Galval", a

GALVAK SALES
(Thousand tons)


500
400
300
200
100
247
298
352
436
447
'96
'97
'98
'99
'00

registered trademark of Galvak, which provides customers with yet another option in steel roofing sheets. This product has a coating consisting of zinc and aluminum, which enhances the level of protection and the life span of the product.

The number of domestic and international users of Galvak's electronic commerce system, the "Distinguished Client Service", tripled in 2000, reaching almost 100.

Capital expenditures for the year were primarily directed toward completing the modernization of the G-I galvanizing line. The new equipment that came into operation during the year was the skin pass line, the tension leveling, and the exit accumulator. In addition, the Company installed a new varnish and primer applicator and as well as welding equipment.

Moreover, Galvak approved the purchase of the necessary equipment to produce insulated paneling used in cold storage rooms. This will permit the Company to comply with technical specifications of customers in United States, opening new market opportunities.

Also, Galvak signed an agreement with the Consejo Nacional de Ciencia y Tecnología to promote research and development on new coated steel products.

In November 2000, Galvak was awarded the "Clean Industry Award" by the environmental regulatory authorities in Mexico, for its efforts in minimizing risk, preventing accidents, and protecting the environment. Moreover, in January 2001 the Instituto Mexicano del Seguro Social awarded Galvak the "Premio Nacional de Seguridad e Higiene, for excelling in plant safety and occupational health.



Hylsa's Tubular Products Division

This past year was difficult for the Tubular Products Division as national apparent consumption dropped 3% while imported products increased 11% in volume, most of which entered under unfair trade conditions.

In this environment, sales volume decreased 4% against 1999. The Division increased its export shipments by 5% due to efforts to diversifying its markets, representing 27% of total volume; 3 percentage points higher than in 1999.

To counteract the 7% decrease in domestic shipments versus 1999, the Division increased the share of value-added

Tubular Products Division Sales
(Thousand tons)


200
150
100
50
137
172
156
168
162
'96
'97
'98
'99
'00

products such as pipes for fluid conduction and high-strength structural profiles in its sales mix.

A special emphasis was put into maximizing the utilization of Galvak's distribution network in order to increase its presence in the domestic tubular products market.

Non-Consolidated Subsidiaries (SIDOR)

Improved economic conditions in Venezuela allowed SIDOR, Hylsamex's non-consolidated subsidiary, to increase its operating and financial results in 2000.

Sales volume reached 2.8 million tons, exhibiting a 20% increase versus 1999, as a result of a substantial improvement in the domestic and export markets. Sales to the Venezuelan market increased 38%, totaling 1.3 million tons in 2000; export shipments grew 8%, to 1.5 million tons.

Aside from the commercial improvement, SIDOR generated higher revenue per ton as a result of positive developments in international steel prices during the first half of the year.


SIDOR

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

The following report should be read in conjunction with the Letter to the Shareholders (page 2), the Corporate Review (page 6), Audited Financial Statements (page 23), and the Supplementary Information (page 34). The information is submitted in pesos (Ps) as of December 2000. Some figures are expressed in millions of dollars (US$) or in metric tons.

OVERVIEW

Hylsamex started year 2000 on track, showing solid improvement in volumes and prices. During the first half of the year, revenues, in pesos, were 9% higher than in the same period of 1999. Unfortunately, the market environment deteriorated significantly as the year progressed, and the Company was not isolated from such difficulties, posting a 4% drop in revenues for the full year.

The true potential of the modernization program completed in 1999 has not become fully apparent because Hylsamex has had to fight against negative economic and industry trends. The slowdown in the United States economy, the high cost of energy and the doubling of competing import volumes led to a reduction in cash flow generation. For the year 2000, the Company recorded an EBITDA 14% below the level obtained in the prior year. Nevertheless, the EBITDA per ton figure remains at a level comparable to the U.S. steel industry leaders.

Domestic steel producers faced an increasingly challenging operating environment, where the strong peso provided incentive to foreign producers to dump their products into the Mexican market. In fact, the volume of imported steel during 2000 grew 28%, reaching a 27% share of the domestic market. The 6.9% GDP growth in Mexico during 2000 resulted in a 9.2% increase in the apparent steel consumption, most of which was supplied by foreign producers. The Mexican flat steel producers have been analyzing the imports inflows to determine the possibility of filing antidumping investigations with the Mexican authorities. On the other hand, exports showed a very strong trend during the first half of 2000, increasing at an 81% rate, but as prices and conditions in markets abroad weakened in the second half, the rate of growth diminished, although ending the year still showing a double-digit growth.

In early 2000 there was an apparent upswing in the global steel cycle, as prices for products were trending upward. Prices reversed course and fell to historic lows towards year-end. As a measure to counteract the price deterioration, Hylsamex increased to 60% the share of value-added products in its revenue mix.

Due largely to the increases in natural gas and electricity prices, cost of goods sold, in pesos, increased in 2000 despite the drop in volume sold. As a percentage of sales, it climbed 521 basis points to 83.5% of total revenue. This figure would have been worse had management not implemented several strategic initiatives in the second half of the year. While Hylsamex was able to reduce fixed costs on an absolute basis, the lower level of shipments led to a per ton increase.

Although the initial goal of reducing indebtedness to more reasonable levels was not fully achieved, Hylsamex managed a US$ 36 million reduction in net debt. The minimum capex level maintained throughout the year and the cash flow generated were key in achieving such reduction.

Sidor was able to improve its financial and operating performance in 2000. Better conditions in the Venezuelan steel market and increased export shipments account for the improvement during the year. Early in 2000, Sidor announced the restructuring of its debt at more favorable terms, including a US $300 million capital infusion from shareholders. Hylsamex's share amounted to US $84 million.

VARIABLES AFFECTING PERFORMANCE IN 2000



800
700
600
500
400
300
200
Shipments ('000 tons)
Revenue (US$/ton)
Cash Cost (US$/ton)
1Q 98
2Q 98
3Q 98
4Q 98
1Q 99
2Q 99
3Q 99
4Q 99
1Q 00
2Q 00
3Q 00
4Q 00

MAIN ECONOMIC VARIABLES

	2000	1999	1998
Inflation (Dec -Dec)	9.0%	12.3%	18.6%
Peso (depreciation) appreciation at year-end			
Nominal	(0.8)%	3.6%	(22.7)%
Real	7.5%	14.2%	(3.5)%
Peso/Dollar exchange rate			
Nominal	9.60	9.52	9.88
Real	9.60	10.38	12.09
Real average exchange rate	9.89	10.97	12.19
Overvaluation of the peso			
Year-end	24.3%	18.9%	4.8%
Average	21.5%	13.8%	4.4%
GDP growth Mexico	6.9%	3.9%	4.8%
GDP growth United States	5.0%	4.2%	4.4%

SALES VOLUME

Sales volume for the year 2000 reached 2,722,200 tons, 4% or 126,400 tons less than the 2,848,700 tons shipped in 1999. The reduction is attributable to the following:

- Increasing quantities of imported steel. The strength exhibited by the peso during the year played a key role in drawing imports at inexpensive peso-equivalent prices. It affected not only the market for flat products but also the long products, evidenced by the 13% increase in wire rod imports.

- A congested US steel market that started weakening in mid-2000, thus affecting the Company's exports and co-export markets. Although export shipments were higher for the year, the second half experienced a slowdown, mainly in hot band.
- The major maintenance shut down that had been scheduled for the Bar & Rod Division, coupled with the installation of new equipment, diminished the overall level of production.
- The Hylsabek divestiture that occurred late in 1999 affected the comparison versus 2000 given the 46,730 tons (net of intercompany transfers) included in 1999 sales volume.

SALES VOLUME
('000 Metric Tons)

	2000	1999	1998	vs 99	vs 98
Domestic	2,287	2,476	2,349	(89)	(62)
Flat	1,450	1,474	1,324	(24)	126
Long	837	1,002	1,025	(165)	(188)
Export	435	373	248	62	187
Flat	430	352	229	78	201
Long	5	21	19	(16)	(14)
Total Shipments	**2,722**	**2,849**	**2,597**	**(127)**	**125**

SALES REVENUE

Revenues for the year 2000 were Ps 14,198 million (US$ 1,440 million), representing a 4% or Ps 664 million reduction from the Ps 14,875 million (US$ 1,373 million) in 1999. Revenue per ton in 2000 was Ps 5,216, similar to the Ps 5,222 observed in 1999 despite the consistent strengthening of the peso as well as the adverse international steel prices, particularly during the second half of 2000. Among the main variables that permitted stable pricing were:

- International steel prices, that begun improving in early 1999, continued the positive trend during the first half of 2000. This early boost in pricing helped offset the sharp declines experienced over the second half, preventing a significant downturn in the weighted average price for 2000.
- Lower long products sales volume in 2000 as compared to 1999. Given that long products have lower price tags, a higher share of flat steel products contributed to the price improvement in the overall mix.
- Production from the ingot-casting mill was reduced, particularly during the second half of 2000, due to significant changes in input costs and the negative turn in market conditions. The reduction resulted in a larger percentage of the thin slab mill's production that consists of better-priced product, thereby contributing to the price improvement .
- Other steel revenue, derived mainly from technology and iron ore pellet sales, gained some ground in 2000. The spread of this revenue over fewer tons sold bolstered its per ton contribution.

Revenue per ton calculated in nominal dollars showed a positive trend due to the above-mentioned reasons and also because, unlike constant peso figures, it is not affected by the erosion caused by domestic inflation. The dollar equivalent revenue per ton reached US$ 529 in 2000, representing a gain of 10% or US$ 47/ton versus the US$ 482 recorded in 1999.

REVENUE PER TON
(US$)



600
550
500
450
400
350
300
FY 98
FY 99
FY 00
1Q 2Q 3Q 4Q 98 98 98 98
1Q 2Q 3Q 4Q 99 99 99 99
1Q 2Q 3Q 4Q 00 00 00 00

REVENUE
(Ps Million and %)

	2000	1999	1998	Δ vs 99	Δ vs 98
Domestic	11,960	12,711	13,499	(6)	(11)
Flat	8,642	8,637	8,785	0	(2)
Long	2,699	3,662	4,104	(26)	(34)
Other	620	472	611	31	2
Export	2,238	2,104	1,826	6	23
Flat	2,081	1,822	1,534	14	36
Long	16	91	89	(82)	(82)
Other	141	191	203	(26)	(31)
Total Revenue	**14,198**	**14,875**	**15,325**	**(5)**	**(7)**

COST OF GOODS SOLD

Cost of goods sold for the year 2000 amounted to Ps 11,856 million (US$ 1,203 million), 2% higher than the Ps 11,646 million (US$ 1,076 million) accrued in 1999. A higher COGS figure was observed despite the 4% decrease in volume, and was mainly caused by higher metallic costs, steep price hikes in energy inputs and a less efficient spread of fixed costs due to lower volumes. The COGS per ton figure for 2000 reached Ps 4,355, reflecting a 6% increase over the Ps 4,088 registered in 1999. A similar upward trend is observed in the dollar equivalent COGS per ton figure, which increased 17%, from US$ 378/ton in 1999 to US$ 442/ton in 2000. This rise exceeded the peso increase due to the highly dollarized nature of the Company's cost structure. In contrast to its negative effect on the revenue line, a strong peso dampens the increase in dollarized input costs when measured in constant pesos.

COGS Analysis

	2000	1999	1998	vs 99	vs 98
Total Shipments ('000 tons)	2,722	2,849	2,597	(127)	125
Ps / Ton					
Revenue	5,216	5,222	5,902	(6)	(686)
COGS	(4,355)	(4,088)	(4,564)	(267)	(209)
US$ / ton					
Revenue	529	482	487	47	42
COGS	(442)	(378)	(377)	(64)	(65)

The US$ 64/ton COGS increase in 2000 versus 1999 can be broken into a US$ 47/ton increase in variable costs plus a US$ 17/ton increase in fixed costs. The increase in fixed costs is due to (i) a less efficient spread of fixed costs due to the volume reduction (US$ 7/ton); (ii) specific increases in fixed personnel costs (US$ 3/ton) that, despite being in line with domestic inflation, reflected real dollar increases given the strengthening of the peso; (iii) to higher depreciation and amortization charges (US$ 6/ton). The rise in variable costs is the result of relevant average year-over-year increases in the main variable inputs involved in steel manufacturing, such as domestic scrap (12%), imported scrap (12%), direct reduced iron (25%), natural gas (51%) and electricity (26%).

Variable Inputs Prices


200
150
100
50
0
4.0
3.0
2.0
1.0
0
98 99 00
DRI
98 99 00
Domestic Scrap
98 99 00
Imported Scrap
98 99 00
Natural Gas (US$/MMBtu)
98 99 00
Electricity (US¢/kWh)

It is worth noting that during the second half of 2000, the Company endured a dramatic realignment of its steel manufacturing processes in order to cope with the adverse change in energy costs. While in early 2000 natural gas prices were around US$ 2.0/MMBtu, towards year-end, the cost soared to levels close to US$ 6.0/MMBtu. This increase had no precedent and no relation to conditions in Mexico; it was purely a phenomenon imported from the United States. The increases were not limited to natural gas, and also carried over to other fossil fuels. This negatively impacted the cost of electricity and led to steadily increasing prices throughout 2000, as well.

To better manage with this energy cost environment, Hylsamex temporarily shutdown certain DRI plants and started importing metallic substitutes such as pig iron and hot briquetted iron. Moreover, billet was also sourced from abroad in order to meet requirements of the Puebla Plant in the Bar & Rod Division, helping to further reduce energy consumption.

All of the above created a physical hedge that largely insulated the Company from further energy price increases. It also allowed Hylsamex to maintain production costs equivalent to using DRI produced in-house at a gas price of approximately US$ 3.5/MMBtu.

The only plant that Hylsamex kept in operation during the whole year was the 4M DRI Plant located in Monterrey, which supplies the thin slab-casting mini-mill. This plant represents a technological breakthrough given that it is the only direct reduction plant in the world that feeds the DRI hot into the electric arc furnaces, yielding important energy savings. For the year 2001, the 3-year contract at a US$ 4.0/MMBtu fixed natural gas price offered by the Mexican Government utility (Pemex), provides certainty to economically operate such facility. In addition, while the ingot-casting mill of the Flat Products Division reduced its production, the Company shifted the flat production to the most efficient thin slab-casting mini-mill.

In order to cope with the partial halt in operation at some of its facilities and the diminished rate of production, management decided to reduce the use of contractors. No severance payments were required to implement this measure. In addition, Hylsamex resorted to a temporary layoff, of some of its personnel at 50% of their customary pay, mainly at the mines. Both measures are considered temporary, but it is not yet possible to establish a time frame for a return to normal operations at the affected sites.

As a means to improve cash generation, Hylsamex started to sell surplus iron ore pellets in late 2000 from its Peña Colorada mine in international markets. The profitable commercialization of iron ore, plus savings associated with the personnel-related measures, reduced the negative effect in EBITDA.

Operating Expenses

Operating expenses in 2000 amounted to Ps 1,072 million (US$ 109 million), showing a 10% decrease from the Ps 1,191 million (US$ 110 million) registered in 1999. The decrease in operating expenses, in constant peso terms, is the result of reductions in selling and administrative expenses.

The operating expenses-to-sales ratio reached 7.6% in 2000, lower than the 8.0% registered in 1999. Despite the decrease in sales revenue observed in 2000, the reduction achieved in overall operating expenses permitted the Company to show an improvement in the ratio.

Operating Income

In 2000, Hylsamex obtained operating income of Ps 1,270 million (US$ 128 million), 38% lower than the Ps 2,038 million (US$ 188 million) registered in 1999. The decrease is mainly the result of the lower sales volume, increases in the cost of energy and metallic inputs, and the overvaluation of the peso. The operating margin for 2000 was 8.9%, compared to the 13.7% achieved in the previous year. As in the case of the operating expenses ratio, the compression in operating margin is the consequence of lower sales and increased costs, as well the strengthening of the peso.

Operating Cash Flow

The Company generated EBITDA in 2000 amounting to Ps 2,505 million (US$ 253 million), 22% lower than the Ps 3,211 million (US$ 295 million) registered in 1999. The reduction in EBITDA generation is fully explained by the reduction observed at the operating income level.

EBITDA 1999 vs 2000
(US$ / ton)



104
47
(8)
(6)
(11)
(22)
(11)
93
EBITDA 1999
Revenue
Natural Gas
Electricity
Scrap
Other Variable
Fixed Cost
EBITDA 2000

Comprehensive Financial Result

The Company registered a comprehensive financial loss (CFR) of Ps 597 million (US$ 64 million) in the year, compared to the net financial gain of Ps 129 million (US$ 8 million) recorded in 1999. The negative result in 2000 is due to net financial expenses being higher than the monetary gain (inflation erosion on debt), in a year where foreign exchange fluctuations were negligible. Conversely, the CFR in 1999 turned positive due to exchange rate gains and a considerably higher monetary gain due to the higher level of inflation.

Comprehensive Financial Result
(Ps Million)

	2000	1999	1998	vs 99	vs 98
Financial products	203	132	176	71	27
Financial expenses	(1,623)	(1,693)	(1,819)	70	196
Financial expenses, net	(1,420)	(1,561)	(1,643)	141	223
Exchange gain (loss)	(244)	375	(2,762)	(619)	2,518
Monetary gain	1,067	1,469	2,121	(402)	(1,054)
Total Financial Result	(597)	283	(2,284)	(880)	1,687
Capitalized CFR	0	(154)	284	154	(284)
CFR	**(597)**	**129**	**(2,000)**	**(726)**	**1,403**
US$ Million					
Net financial expenses	(147)	(144)	(136)	(3)	(11)
Net debt	1,346	1,381	1,386	(35)	(40)

Taxes and Profit Sharing

Hylsamex recognized Ps 249 million (US$ 24 million) as provision for taxes and profit sharing in 2000, higher than the Ps 208 million (US$ 19 million) accounted for in 1999. The increase is caused by the inclusion of the D-4 Bulletin, Revised, "Accounting Treatment of Income Tax, Asset Tax and Profit Sharing" in the financial statements starting January 2000.

Taxes & Profit Sharing
(Ps Million)

	2000	1999	1998	vs 99	vs 98
Income tax and Asset tax	(165)	(177)	(144)	12	(21)
Deferred taxes	(62)	0	0	(62)	(62)
Total income tax	(227)	(177)	(144)	(50)	(83)
Profit sharing	(22)	(31)	(9)	(9)	(13)
Total	**(249)**	**(208)**	**(153)**	**(41)**	**(96)**

Majority Net Income

Majority net income for 2000 amounted to a gain of Ps 160 million (US$ 15 million) compared to the Ps 744 million (US$ 66 million) registered in 1999. The Ps 584 million (US$ 51 million) difference is primarily attributable to the decrease in operating income of Ps 768 million (US$ 60 million). Although a large difference occurred in the comprehensive financial result, a less negative charge in non-consolidated subsidiaries largely compensated this negative variation.

MAJORITY NET INCOME INTEGRATION
(Ps Million)

	2000	1999	1998	vs 99	vs 98
Operating Income	1,270	2,038	2,348	(768)	(1,078)
CFR	(597)	129	(2,000)	(726)	1,403
Other (expense) income, net	(61)	(104)	(24)	43	(37)
Result from unconsolidated subisidiaries	(196)	(1,076)	(96)	880	(100)
Income tax, asset tax and profit sharing	(249)	(208)	(153)	(41)	(96)
Cons. Net Income	**167**	**779**	**75**	**(612)**	**92**
Majority Net Income	**160**	**744**	**47**	**(584)**	**113**

CAPITAL EXPENDITURES

Capital expenditures for the year 2000 were Ps 425 million (US$ 43 million), as compared to the Ps 911 million (US$ 83 million) spent in 1999. Of this, US$ 22 million and US$ 31 million, respectively, correspond to deferred charges related mainly to capitalized expenses at the mines. Hylsamex reduced its capital expenditure budget to minimum levels in an effort to increase free cash flow servicing the interest and principal debt burden. The Company did not require a large capital expenditure program in 2000, as it had finished in 1999 a very ambitious and comprehensive fixed investment program that was carried out during the 1990's. Today, Hylsamex uses largely state-of-the-art facilities, reflecting a relatively new and updated PP&E, with 76% of the asset base installed within the last ten years.

CAPEX
(US$ Million)

	2000	1999	1998	vs 99	vs 98
Flat Products Division	12	36	136	(24)	(124)
Bar & Rod Division	6	18	41	(12)	(35)
Tubular Products Division	1	3	4	(2)	(3)
Raw Materials Division	20	12	32	8	(12)
Acerex	1	5	3	(4)	(2)
HylsaBek		1	1	N.M.	N.M.
Galvak	6	7	27	(1)	(21)
Other	(3)	1	2	(4)	(5)
Total CAPEX*	**43**	**83**	**246**	**(40)**	**(203)**

* Includes deferred charges.

DEBT OUTSTANDING

Net debt outstanding as of December 31, 2000 reached US$ 1,345 million (Ps 12,912 million), US$ 36 million (Ps 1,411) below the US$ 1,381 million (Ps 14,324) recorded as of December 31, 1999. During 2000, Hylsamex managed to generate a modest level of free cash flow and reduce debt by 3%.

CHANGE IN THE FINANCIAL CONDITION
(Ps Million)

	2000	1999	1998	vs 99	vs 98
Resources provided by operation	1,862	2,645	1,098	(783)	764
Investment:					
Investment in shares, net	(411)	121	(2,939)	(532)	2,528
Property, plant and equipment	(405)	(735)	(3,319)	330	2,814
Other asset	33	(352)	(7)	385	40
Dividends declared by Hylsamex			(377)		377
Other equity changes	332	489	(164)	(157)	496
	1,411	2,168	(5,608)	(757)	7,019
Net debt in divested business units		220		(220)	
Change in payable interest		42	13	(42)	(13)
Decrease (increase) in Net debt	**1,411**	**2,430**	**(5,595)**	**(1,019)**	**7,006**
Net debt December	**12,912**	**14,324**	**16,754**	**(1,411)**	**(3,842)**

FINANCIAL STRUCTURE

Hylsamex showed a cash balance equivalent to US$ 133 million as of December 31, 2000 —out of which US$ 109 million was in US currency— US$ 100 million above the level shown as of December 31, 1999. Short-term indebtedness reached US$ 200 million, compared to the US$ 166 million recorded during the previous year. In 2000, the Company paid US$ 104 million worth of long-term principal maturities, and faces US$ 118 million during 2001.

DEBT COMPOSITION
(%)

	2000	1999	1998
Net debt (US$ Million)	1,345	1,381	1,386
Currency			
Domestic	1.3%	5.6%	2.4%
Dollars and UDI's	98.7%	94.4%	97.6%
Rate			
Fixed*	56.0%	58.4%	56.6%
Variable	44.0%	41.6%	43.4%
Term			
Short Term	13.0%	10.8%	12.9%
Long Term	87.0%	89.2%	87.1%

* Includes US$ 300 million worth of CAPS @ 6%, maturing during 2001. Without the CAPS, the 2001 fixed rate share is 35%

LEVERAGE AND FINANCIAL COVERAGE

The ratio of total borrowed funds to LTM EBITDA reached 5.48 times in December 2000, higher than the 4.45 times attained in December 1999. The reduction in cash generation caused the increase in this cash flow-based leverage ratio.

EBITDA/Interest,net was 1.73 times in December 2000, lower than the 2.06 times obtained in December 1999. The decrease in the EBITDA figure explains the reduction in interest coverage.

Different financial ratios included in several loan agreements were not met during the last two quarters of 2000 due to the decrease in cash flow generation. The Company obtained from the respective lenders the necessary waivers to be in compliance with the mentioned agreements for the stated quarters.

Sidor Financial Indicators

	2000	1999	1998	vs 99	vs 98
Revenue (US$ million)	986	704	857	282	129
Shipments ('000 tons)	2,772	2,313	2,258	459	514
Export Ratio (%)	53.3	59.3	54.1	(6)	(0.8)
EBITDA (US$ million)	140	(29)	27	169	113

Equity Income from Associated Co. (Amazonia)

Equity income from Amazonia (Sidor) for 2000 amounted to a loss of Ps 215 million (US$ 22 million) compared to the loss of Ps 1,076 million (US$ 99 million) registered in 1999. The improved operating performance in 2000 resulted from the increased volumes to the Venezuelan market, a better export platform that included sizeable quantities of slab & billet and also to its low production costs, which are based on its long-term energy and raw material competitive advantages and the operational turnaround under implementation.

Sales volume for 2000 was 2,771,500 tons, representing a 20% increase versus shipments in 1999. The volume growth relates to increases in both, domestic and exports markets. Given the strength of shipments, total sales revenue for the year 2000 amounted to US$ 986 million, representing a 40% increase versus the US$ 704 million attained in 1999. Besides the growth in shipments, revenue also received a boost from developments in steel prices during the first half of 2000 and a richer product mix in terms of higher priced volumes being sold within Venezuela. EBITDA for 2000 was US$ 140 million, in contrast to the negative US$ 29 million recorded in the previous year.

Regarding its financial condition, both Sidor and Amazonia restructured their indebtedness in 2000, signing an agreement with the respective lenders in February of 2000. Sidor's US$ 1.25 billion total debt was restructured in different tranches that include a step-up coupon spread over Libor, with portions to be paid in cash or accrued for later payment. The lenders granted principal grace periods up to 4 years and also granted a one-year grace period in interest payment (year 2000). Amazonia's debt of US$ 253 million was also restructured, including step-up spreads over Libor.

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT AUDITORS
ON THE BASIC FINANCIAL STATEMENTS

Monterrey, N. L., March 2, 2001

To the Stockholders of
Hylsamex, S. A. de C. V.

We have audited the consolidated and individual balance sheets of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity), respectively, as of December 31, 2000 and 1999, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles.. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.k. to the financial statements, in 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing", issued by the Mexican Institute of Public Accountants, A. C., with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity) at December 31, 2000 and 1999, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Carlos Arreola Enríquez

CONSOLIDATED BALANCE SHEET

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES (SUBSIDIARIES OF ALFA, S. A. DE C. V.)

AT DECEMBER 31, 2000 WITH COMPARATIVE FIGURES FOR 1999

Millions of Mexican pesos of December 31, 2000 purchasing power

		2000		1999
ASSETS				
CURRENT ASSETS:				
Cash and temporary investments	Ps	1,272	Ps	347
Trade accounts receivable		1,419		1,949
Other accounts receivable		445		1,140
Inventories (Note 4)		2,653		2,651
Total current assets		5,789		6,087
INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Notes 2.c and 5)		1,548		1,331
PROPERTY, PLANT AND EQUIPMENT (Note 6)		19,856		21,194
DEFERRED CHARGES (Note 2.e)		1,681		1,767
DEFERRED INCOME TAX (Note 14)		409		
OTHER ASSET (Notes 2.f and 9)		288		362
Total assets	**Ps**	**29,571**	**Ps**	**30,741**

The accompanying fifteen notes are an integral part of these financial statements.

		2000		1999
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Current portion of long-term debt (Note 8)	Ps	943	Ps	854
Bank loans		1,917		1,579
Accrued interest payable		168		167
Accounts payable and accrued expenses		1,716		1,992
Total current liabilities		4,744		4,592
LONG-TERM LIABILITIES:				
Long-term debt (Note 8)		10,872		11,856
Other liabilities (Note 2.i)		59		2
Deferred income tax (Note 14)		1,991		
Estimated liabilities for seniority premiums and pension plans (Note 9)		786		698
Total long-term liabilities		13,708		12,556
Total liabilities		18,452		17,148
STOCKHOLDERS' EQUITY (Note 11):				
Majority interest:				
Nominal capital stock		122		122
Restatement of capital stock		319		319
		441		441
Other contributed capital		2,272		2,272
Contributed capital		2,713		2,713
Earned surplus		6,557		9,103
Total majority interest		9,270		11,816
Minority interest		1,849		1,777
Total stockholders' equity		11,119		13,593
COMMITMENTS (Note 15)				
Total liabilities and stockholders' equity	**Ps**	**29,571**	**Ps**	**30,741**



Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2000 WITH COMPARATIVE FIGURES FOR 1999

Millions of Mexican pesos of December 31, 2000 purchasing power

		2000		1999
Net sales	Ps	14,198	Ps	14,875
Cost of sales		(11,856)		(11,646)
Gross margin		2,342		3,229
Operating expenses		(1,072)		(1,191)
Operating income		1,270		2,038
Comprehensive financing (expense) income, net (Note 12)		(597)		129
		673		2,167
Other income, net		21		8
Special items, net (Note 13)		(82)		(112)
Equity in loss of associated companies		(196)		(1,076)
Income before the following provisions		416		987
Provisions for (Note 14):				
Income tax and asset tax		(227)		(657)
Employees' profit sharing		(22)		(31)
Income before extraordinary items		167		299
Extraordinary items - Income tax reduction and asset tax credit (Note 14)				480
Consolidated net income		167		779
Net income corresponding to minority interest		(7)		(35)
Net income corresponding to majority interest	**Ps**	**160**	**Ps**	**744**
Earnings per share corresponding to majority interest, in pesos (Note 2.l)		**Ps0.66**		**Ps3.05**

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2000 WITH COMPARATIVE FIGURES FOR 1999

Millions of Mexican pesos of December 31, 2000 purchasing power

		2000		1999
OPERATIONS				
Income before extraordinary items	Ps	167	Ps	299
Items not affecting resources:				
Depreciation and amortization		1,234		1,173
Equity in loss of associated companies		196		1,076
Deferred income tax (Note 14)		62		
Other, net		177		123
		1,836		2,671
Changes in working capital other than financing:				
Accounts receivable		549		(219)
Inventories		(267)		(253)
Accounts payable and accrued expenses		(256)		(34)
		26		(506)
Resources provided by operations before extraordinary items		1,862		2,165
Extraordinary items - Income tax reduction and asset tax credit				480
Resources provided by operations		1,862		2,645
FINANCING				
Loans received		3,329		4,534
Repayment of loans		(3,817)		(6,762)
Preferred capital contributed to subsidiary by minority interest (Note 11)		366		391
Loss from options on own shares (Note 10)		(32)		
Resources used in financing activities		(154)		(1,837)
INVESTMENT				
Investment in shares, net		(411)		121
Property, plant and equipment		(405)		(735)
Other, net		33		(352)
Resources used in investment activities		(783)		(966)
Increase (decrease) in cash and temporary investments		925		(158)
Cash and temporary investments of divested company				(27)
Cash and temporary investments at beginning of year		347		532
Cash and temporary investments at end of year	**Ps**	**1,272**	**Ps**	**347**

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2000 WITH COMPARATIVE FIGURES FOR 1999

Millions of Mexican pesos of December 31, 2000 purchasing power

	Contributed capital					
					HYLSAMEX	
		Capital stock		Other contributed capital		Total
Balances at December 31, 1998	Ps	441	Ps	2,272	Ps	2,713
Changes in 1999:						
Gain from options on own shares (Notes 2.i and 10)						
Net (loss) income						
Cumulative translation adjustment (Note 2.c)						
Loss from holding nonmonetary assets						
Preferred capital contributed to subsidiary by minority interest						
Balances at December 31, 1999		441		2,272		2,713
Changes in 2000:						
Initial effect of adoption of Statement D-4 (Note 2.k)						
Equity in loss foreign associated companies (Note 2.c)						
Loss from options on own shares (Notes 2.i and 10)						
Net income						
Cumulative translation adjustment (Note 2.c)						
Gain (loss) from holding nonmonetary assets						
Preferred capital contributed to subsidiary by minority interest						
Balances at December 31, 2000 (Note 11)	**Ps**	**441**	**Ps**	**2,272**	**Ps**	**2,713**

This statement is applicable to and also forms part of the individual financial statements of Hylsamex, S. A. de C. V. as Parent Company.

The accompanying fifteen notes are an integral part of these financial statements.

Earned surplus						
Retained earnings	Surplus on restatement of capital	Equity in shares of subsidiaries and associated companies	Total	Total majority interest	Minority interest	Total stockholders' equity
Ps 8,433	Ps 896	Ps 1,198	Ps 10,527	Ps 13,240	Ps 1,543	Ps 14,783
48			48	48		48
(84)		828	744	744	35	779
	2	(139)	(137)	(137)		(137)
	(258)	(1,821)	(2,079)	(2,079)	(192)	(2,271)
					391	391
8,397	640	66	9,103	11,816	1,777	13,593
44		(1,756)	(1,712)	(1,712)	(257)	(1,969)
		(163)	(163)	(163)		(163)
(89)			(89)	(89)		(89)
41		119	160	160	7	167
	(11)	(147)	(158)	(158)		(158)
	217	(801)	(584)	(584)	(44)	(628)
					366	366
Ps 8,393	**Ps 846**	**(Ps 2,682)**	**Ps 6,557**	**Ps 9,270**	**Ps 1,849**	**Ps 11,119**



Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

BALANCE SHEET

HYLSAMEX, S. A. DE C. V. (PARENT COMPANY)

AT DECEMBER 31, 2000 WITH COMPARATIVE FIGURES FOR 1999

Millions of Mexican pesos of December 31, 2000 purchasing power

		2000		1999
ASSETS				
CURRENT ASSETS:				
Cash and temporary investments	Ps	2	Ps	31
Trade accounts receivable (Note 3)		27		102
Account receivable from subsidiary ((c) in Note 8)		227		193
Other accounts receivable		23		109
Total current assets		279		435
LONG-TERM ACCOUNT RECEIVABLE FROM SUBSIDIARY ((c) in Note 8)		268		481
INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Notes 2.c and 5)		1,108		1,331
INVESTMENT IN SHARES OF SUBSIDIARIES (Note 1)		8,480		10,811
LAND				24
DEFERRED CHARGES (Note 2.e)		19		22
DEFERRED INCOME TAX (Note 2.k)		91		
Total assets	**Ps**	**10,245**	**Ps**	**13,104**

The accompanying fifteen notes are an integral part of these financial statements.

	2000	1999
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	Ps 203	Ps 169
Bank loans	144	52
Accounts payable to subsidiaries (Note 3)	115	219
Accounts payable and accrued expenses	56	32
Total current liabilities	518	472
LONG-TERM LIABILITIES:		
Long-term debt (Note 8)	398	814
Other liabilities (Note 2.i)	59	2
Total long-term liabilities	457	816
Total liabilities	975	1,288
STOCKHOLDERS' EQUITY (Note 11):		
Nominal capital stock	122	122
Restatement of capital stock	319	319
	441	441
Other contributed capital	2,272	2,272
Contributed capital	2,713	2,713
Earned surplus	6,557	9,103
Total stockholders' equity	9,270	11,816
COMMITMENTS (Note 15)		
Total liabilities and stockholders' equity	**Ps 10,245**	**Ps 13,104**



Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V.

FOR THE YEAR 2000 WITH COMPARATIVE FIGURES FOR 1999

Millions of Mexican pesos of December 31, 2000 purchasing power

		2000		1999
Revenues arising from:				
Net sales	Ps	778	Ps	2,478
Dividends received		42		
Services rendered to subsidiaries		152		140
Gain on sale of subsidiary				26
		972		2,644
Costs and expenses:				
Cost of sales		(778)		(2,478)
Operating expenses		(151)		(147)
		(929)		(2,625)
Operating income		43		19
Comprehensive financing expense, net (Note 12)		(14)		(80)
		29		(61)
Other income (expense), net		12		(7)
Income (loss) before the following provision		41		(68)
Provision for income tax				(16)
Income (loss) before equity in subsidiaries and associated companies		41		(84)
Equity in subsidiaries and associated companies:				
Income for the year		161		828
Dividends received		(42)		
		119		828
Net income	**Ps**	**160**	**Ps**	**744**
Earnings per share, in pesos (Note 2.l)		**Ps0.66**		**Ps3.05**

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V.

FOR THE YEAR 2000 WITH COMPARATIVE FIGURES FOR 1999

Millions of Mexican pesos of December 31, 2000 purchasing power

		2000		1999
OPERATIONS				
Net income	Ps	160	Ps	744
Items not affecting resources:				
Equity in income of subsidiaries and associated companies, net		(119)		(828)
Other, net		(13)		37
		28		(47)
Changes in working capital, other than financing:				
Accounts receivable		8		27
Accounts payable and accrued expenses		(26)		84
		(18)		111
Resources provided by operations		10		64
FINANCING				
Loans received		99		677
Repayment of loans		(389)		(1,846)
Accounts with subsidiaries		179		1,090
Loss from options on own shares (Note 10)		(32)		
Resources used in financing activities		(143)		(79)
INVESTMENT				
Investment in shares, net		(18)		85
Land		39		
Other, net		83		(104)
Resources provided by (used in) investment activities		104		(19)
Decrease in cash and temporary investments		(29)		(34)
Cash and temporary investments at beginning of year		31		65
Cash and temporary investments at end of year	**Ps**	**2**	**Ps**	**31**

The accompanying fifteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

NOTES TO CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
HYLSAMEX, S. A. DE C. V.

AT DECEMBER 31, 2000 WITH COMPARATIVE FIGURES FOR 1999

Millions of Mexican pesos of December 31, 2000 purchasing power (except where otherwise indicated)

1. Activities of the companies

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is one of the largest steel companies in Mexico and a market leader in each of its major product lines, which are intended primarily for the construction, autoparts and home appliance industries.

HYLSAMEX's activities are carried out through itself and through subsidiary companies of which it owns the majority of the common stock. Its activities are also carried out through associated companies, in whose management it has a significant participation but which it does not control. The principal subsidiaries and associated companies are:

	% ownership at December 31,(**a**) 2000	1999
Hylsa, S. A. de C. V. and subsidiaries:	100	100
Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V.	51	51
Peña Servicios, S.A. de C.V.	100	100
Las Encinas, S.A. de C.V.	100	100
Aceros Prosima, S.A. de C.V.	100	100
Materiales y Aceros Masa, S.A. de C.V.	100	100
Acerex, S.A. de C.V.	51	51
Acerex Servicios, S.A. de C.V.	100	100
Pegi, S.A. de C.V.	52	52
Técnica Industrial, S.A. de C.V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S.A. de C.V.	100	100
Ferropak, S.A. de C.V.	100	100
Comercializadora Las Encinas, S.A. de C.V. (**b**)	100	
Galvak, S.A. de C.V. and subsidiaries:	100	100
Galvamet Trading, Inc.	100	100
Galvacer Chile, S.A. (**c**)	100	
Promotora Azteca, S.A. de C.V. and subsidiary:	100	100
Express Anáhuac, S.A. de C.V.	100	100
Hylsa Latin, L.L.C. and associates (**d**):	100	100
Consorcio Siderurgia Amazonia, Ltd.	37	35
CVG Siderúrgica del Orinoco, C.A.	70	70
Exan Corporativo, S. A. de C. V. (**b**)		100
Galvanet, S.A. de C.V. (**e**)	100	

(**a**) % ownership HYLSAMEX has in the holding companies and % ownership that these holding companies have in their subsidiaries and associated companies.

(**b**) In September 2000, the name of Exan Corporativo, S. A. de C. V. was changed to Comercializadora Las Encinas, S. A. de C. V. All of its common capital stock was sold to Hylsa, S.A. de C.V.

(**c**) Galvacer Chile, S. A. (a Chilean company) whose main activity is the commercialization of steel products was incorporated in April 2000.

(**d**) Consorcio Siderurgia Amazonia, Ltd. (Amazonia) has 70% ownership in CVG Siderúrgica del Orinoco, C. A. (Sidor), a Venezuelan company (see Notes 5 and 15).

(**e**) Galvanet, S. A. de C.V. whose main activity is the commercialization of steel products through electronic means was incorporated in October 2000.

2. Summary of significant accounting policies

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The individual financial statements of HYLSAMEX (parent company) have been prepared in order to comply with legal requirements in Mexico to which it is subject as an independent legal entity. In these financial statements the investment in shares of subsidiaries is accounted for by the equity method (paragraph c. below).

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 2000 purchasing power.

The financial statements of the foreign subsidiary and associated companies are conformed to accounting principles generally accepted in Mexico.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of inflation on the financial statements were: 336.596, 308.919 and 275.038 at December 31, 2000, 1999 and 1998, respectively (1994 = 100).

Following is a summary of the most significant accounting policies:

a. Temporary investments

These investments are stated at market value.

b. Inventories and cost of sales (Note 4)

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs of the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

c. Investment in shares of associated companies (Note 5)

The investment in associated companies (see (**d**) in Note 1) is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

Up to December 31, 1999 the investment in Amazonia and Sidor was determined based on their financial statements at September 30; therefore, it was accounted for by the equity method with a three-month lag. From 2000 onwards management decided to change this policy and eliminate the lag. Consecuently, the results of these associated companies for the last quarter of 1999, a loss of Ps163, was recorded directly in stockholders' equity. Since the investment in these associated companies is classified as a hedged liability, the exchange differences arising in connection with this investment are recorded directly in stockholders' equity. The effect of the translation of these financial statements is also included in stockholders' equity.

d. Property, plant, equipment and depreciation (Note 6)

Property, plant and equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets as determined by the companies.

The net comprehensive financing expense (or income) incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

e. Deferred charges

This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to the deposits of extractable mineral of the mining subsidiaries, costs of development and implementation of integral computer systems, expenses for placement of debt, and preoperating expenses, all of which are subject to amortization.

f. Other asset.

This caption comprises an intangible asset related to the pension and retirement plans (see Note 9).

g. Transactions in foreign currency and exchange differences (Note 7)

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income. Exchange differences arising from hedged liabilities are recorded in stockholders' equity under the caption cumulative translation adjustment.

h. Estimated liabilities for seniority premiums and pensions plans (Note 9)

The cost of the employee retirement plans (pension, health-care expenses and seniority premiums), both formal and informal, is recognized as an expense of the years in which the services are rendered in accordance with actuarial studies made by independent actuaries.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

i. Derivative financial instruments

Liabilities arising from derivative financial instruments are stated at fair value and are included in the balance sheet as other liabilities. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in income, except for those arising from financial transactions on HYLSAMEX's own shares, which are recorded directly in stockholders' equity net of deferred income tax (see Note 10).

j. Comprehensive financing (expense) income (Note 12)

This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's monthly net monetary assets or liabilities during the year.

k. Income tax, asset tax and employees' profit sharing (Note 14)

Up to 1999 income tax and employees' profit sharing were recorded using interperiod allocation procedures under the par-

tial liability method. Under this method the effect on income tax and profit sharing of nonrecurring timing differences between taxable income and financial pretax income which were expected to reverse in an identifiable time period was recorded as deferred income tax and deferred employees' profit sharing.

From January 1, 2000 onwards the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing". The adoption of this Statement represented significant changes with respect to the above-mentioned partial liability method of accounting. The new method of accounting requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases.

In accordance with this Statement, the accumulated effect of its adoption as of January 1, 2000 was charged directly to stockholders' equity. Such accumulated effect required the recognition of a consolidated net liability for deferred income tax of Ps1,969, and a net charge to stockholders' equity for the same amount, of which Ps1,712 correspond to the majority interest. In the case of the individual financial statements of HYLSAMEX, the effect was distributed as follows: the recognition of a deferred asset of Ps44 and a decrease in the investment in shares of subsidiaries of Ps1,756.

l. Earnings per share

Earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. There are no effects arising from potentially dilutive shares.

3. Balances and operations with related parties

The statements of income include the following operations with related parties:

		2000		1999
Consolidated				
Corporate services paid	(Ps	387)	(Ps	363)
HYLSAMEX				
Sales				1,476
Purchases / cost of sales		(771)		(2,455)
Operating expenses		(171)		(162)
Financial income (expense), net		41		(36)

The balance included in the balance sheet arise from the above-mentioned operations.

4. Inventories

Consolidated inventories were analyzed as follows:

		2000		1999
Finished products	Ps	676	Ps	758
Work in process		416		371
Raw materials		703		621
Spare parts, tools and materials		858		901
Estimated replacement cost	Ps	2,653	Ps	2,651

5. Investment in Shares of Associated companies

This investment comprised the following:

		Consolidated		HYLSAMEX
Amazonia / Sidor (see Note 15)	Ps	1,024	Ps	1,024
Note receivable convertible in shares		440		
Other		84		84
	Ps	1,548	Ps	1,108

6. Property, plant and equipment

Consolidated property, plant and equipment comprised the following:

		2000		1999
Land	Ps	1,017	Ps	1,037
Depreciable assets		35,276		35,971
Construction in progress and other assets		579		1,031
		36,872		38,039
Less – Accumulated depreciation		17,016		16,845
Net restated cost	Ps	19,856	Ps	21,194

Depreciation charged to income represented average annual rates of 2.81% in 2000 and 2.79% in 1999.

At December 31, 2000 Hylsa and several of its subsidiaries had purchase commitments for machinery and equipment of approximately US$3.4 million, related to the expansion and modernization programs for their productive plants.

As a result of the significant increase in the cost of natural gas during the last months of 2000, depreciable assets with a net restated value of Ps2,230 are temporarily out of use.

Liens on fixed assets are referred to in Note 8.

7. Foreign currency position

At December 31, 2000 and 1999, the exchange rates were 9.59 and 9.52 nominal pesos to the U.S. dollar, respectively. At March 2, 2001, date of issuance of the audited financial state-

ments, the exchange rate was 9.70 nominal pesos to the dollar.

Amounts shown below in this note are expressed in thousands of U.S. dollars, since this is the currency in which most of the companies' foreign currency transactions are carried out.

At December 31, 2000 the companies had the following foreign currency assets and liabilities:

	Consolidated	HYLSAMEX
Monetary assets	US$ 184,676	US$ 56,038
Current liabilities	(328,147)	(45,039)
Long-term liabilities	(962,674)	(41,420)
	(1,290,821)	(86,459)
Foreign currency monetary position	(US$ 1,106,145)	(US$ 30,421)
Nonmonetary assets	US$ 1,170,559	US$ 7,583

The nonmonetary assets (inventories, machinery and equipment) mentioned above are those manufactured outside Mexico and are stated at their net restated cost. Nonmonetary assets also include the investment in shares of associated companies.

Following is a summary of the transactions in foreign currency:

	2000	1999
Consolidated		
Goods and services:		
Exports	US$ 223,212	US$ 194,968
Imports	(262,487)	(141,976)
Interest expense, net	(101,804)	(81,605)
Imports of machinery and equipment	(3,818)	(19,142)
HYLSAMEX		
Interest expense, net	(2,313)	(2,790)

8. Long-term debt

At December 31, 2000 the long-term debt comprised the following:

	Consolidated	HYLSAMEX	Interest rate(*)
Loans in U.S. dollars:			
Eurobonds (a)	Ps 2,853		9.82%
Debentures (b)	880		7.26%
Commercial paper USCP	576		12.89%
Bank loans secured by accounts receivable and by the assets purchased	906		8.90%
Bank loans secured by export sales (c)	907	Ps 422	9.54%
Unsecured bank loans (d)	Ps 3,351	Ps 179	9.25%
Other	5		
Loans in Mexican currency:			
Bank loans secured by the assets purchased	51		21.30%
Unsecured bank loans	1,650		19.53%
Loan contracted in investment units (UDIs) (e)	636		8.75%
	11,815	601	
Current maturities	(943)	(203)	
Long-term debt	Ps 10,872	Ps 398	

Long-term maturities of the debt are as follows:

	Consolidated	HYLSAMEX
2002	Ps 2,736	Ps 295
2003	2,330	103
2004	1,814	
2005	1,048	
2006 to 2007	2,944	
	Ps 10,872	Ps 398

(*) The interest rates shown are the average nominal rates at December 31, 2000.

(a) The eurobonds, amounting to US$300 million, were placed outside Mexico by Hylsa and are payable in 2007 with the option to be repurchased from the year 2002 onwards.

(b) The debentures are temporarily secured by the Hylsa shares owned by HYLSAMEX, which will be replaced by certain assets of Hylsa and HYLSAMEX. This liability, with a face value of US$100 million, is shown net of a discount of US$8.4 million (equivalent to Ps80.2).

(c) Includes: (i) loans of US$50 million; the agreements covering these loans contain certain covenants for HYLSAMEX such as the obligation to channel specific cash flows to guarantee the next maturity and the obligation to supply products manufactured by Hylsa, as well as the obligation to lend a portion of the proceeds to Hylsa, which must comply with certain financial ratios. These liabilities are shown net of a cash deposit of US$6 million (equivalent to Ps57.5) applicable to the current portion; and (ii) a loan of US$60.9 million obtained by Galvak which is shown net of a cash deposit of US$10.5 million (equivalent to Ps100.4) applicable to the current portion.

(d) Includes loans of US$228.5 million contracted by HYLSAMEX (US$18.5 million) and Hylsa (US$210.1 million) in January 1998 to finance their investment in Amazonia (see (d) in Note 1), which are shown net of cash deposits of US$3.3 million (equivalent to Ps31.8) applicable to the current portion.

(e) Corresponds to a promissory note issued by Hylsa in March 2000 for 218,643,000 UDIs maturing in 2005. The UDI was equivalent to Ps2.9092 at December 31, 2000, and Ps2.9448 at March 2, 2001, date of issuance of the financial statements.

At December 31, 2000 HYLSAMEX was not in compliance with certain financial ratios specified by loan agreements covering loans of US$63 million from certain financial institutions. At the date of issuance of these financial statements, the Company was negotiating with the respective banks with a view to obtaining the corresponding waivers. Similar waivers have been obtained in the past when needed.

At December 31, 2000 property, plant and equipment of Ps2,551, shares of subsidiaries and associated companies with a book value of Ps1,882, accounts receivable of Ps311 and certain export sales, were pledged to guarantee liabilities totaling Ps2,744.

On March 1, 2001, ALFA and Hylsa entered into agreements with various banks encompassing the following: (a) Hylsa's total short-term bank debt at that date was refinanced and its maturity extended through January 31, 2002; (b) waivers were granted for the period December 31, 2000 to January 31, 2002 covering noncompliance with certain financial ratios in respect of long-term debt of Hylsa in the amount of US$400 million, such waivers being subject to compliance by Hylsa with various commitments set forth in the agreements; and (c) ALFA granted a guarantee to Hylsa's short-term bank creditors for up to US$38.5 million and opened a credit line in favor of Hylsa for up to US$40 million, to be used under certain conditions, in order to support its liquidity. The foregoing agreements permit Hylsa to maintain compliance with its obligations to its creditor banks.

9. Estimated liabilities for seniority premiums and pension plans

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums), both formal and informal, covers all employees and is based primarily on their years of service, their present age and their remuneration at date of retirement.

The formal retirement plans cover approximately 63% of the companies' employees and are congruent with and complementary to the retirement benefits established by the Mexican Social Security Institute. Additionally, Hylsa has established a plan to cover health-care expenses of retired employees.

Hylsa has established irrevocable trust funds for payment of pensions and seniority premiums, as well as for health-care expenses.

Following is a summary of the principal consolidated financial data relative to these obligations:

		2000		1999
Accumulated benefit obligation	Ps	797	Ps	897
Unfunded accumulated benefit obligation	Ps	669	Ps	599
Projected benefit obligation	Ps	1,385	Ps	1,475
Plan assets at market value		(128)		(298)
Unamortized prior service costs (transition liability)		(1,042)		(1,125)
Unamortized actuarial gains and losses, net		283		284
Unfunded accrued seniority premiums and pension cost		498		336
Additional liability		288		362
Estimated liability for seniority premiums and pension plans	Ps	786	Ps	698
Net cost for the year	Ps	179	Ps	171

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits, as follows:

	2000	1999
Amortization period:		
Transition liability	14 years	15 years
Unamortized actuarial gains and losses	18 years	18 years
Weighted real discount rate	6%	6%
Real estimated return at long-term on plan assets	8%	8%

10. Derivative financial instruments on own shares

HYLSAMEX has entered into several equity derivative contracts with respect to its shares. As a result, HYLSAMEX has the right and/or the obligation to purchase them at the agreed price (specified strike price). The number of shares involved and maturity of these contracts are as follows:

	Number of shares
2001	4,615,331

In accordance with the above-mentioned contracts HYLSAMEX can elect, at the maturity date, either to purchase or sell shares or settle in cash any difference between the fair value of HYLSAMEX shares and the specified strike price, taking into account the upper or lower limits stipulated in the contracts. In all the contracts the amounts involved are measured in U. S. dollars. The specified strike price and/or number of shares are adjusted for the dividends paid.

The net effect of these operations was recorded directly in stockholders' equity and is summarized as follows (see Note 2.i):

	2000		1999
Loss from derivative financial instruments on own shares	(Ps 32)		
(Loss) gain on valuation of derivative financial instruments on own shares	(57)	Ps	48
	(Ps 89)	Ps	48

11. Stockholders' Equity

At December 31, 2000 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement	Restated amount
Contributed capital:			
Capital stock	Ps 122	Ps 319	Ps 441
Other contributed capital	668	1,604	2,272
	790	1,923	2,713
Earned surplus:			
Retained earnings	3,220	5,129	8,349
Deferred income tax	39	5	44
Surplus on restatement of capital		857	857
Cumulative translation adjustment		(11)	(11)
	3,259	5,980	9,239
Equity in earned surplus of subsidiaries and associated companies:			
Retained earnings	1,372	(97)	1,275
Deferred income tax	(1,660)	(96)	(1,756)
Deficit on restatement of capital		(2,054)	(2,054)
Cumulative translation adjustment		(147)	(147)
	(288)	(2,394)	(2,682)
	2,971	3,586	6,557
Total majority interest	3,761	5,509	9,270
Minority interest	589	1,260	1,849
Consolidated stockholders' equity	Ps 4,350	Ps 6,769	Ps 11,119

The subscribed and paid-in capital stock comprised 243,756,094 Series "B" common shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

In 1996 the stockholders resolved to increase the fixed minimum portion of the capital stock by issuing 43,000,000 Series "B" shares, with the same characteristics as the current outstanding shares, to be placed in the domestic and foreign markets. At the date of issuance of these financial statements, such placement had not been made and therefore the capital stock increase had not been subscribed or paid in.

At December 31, 2000, HYLSAMEX's retained earnings included Ps919 million appropriated to the reserve for the repurchase of own shares.

During 2000, ALFA contributed preferred capital to Hylsa Latin, L. L. C. in the amount of Ps366.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company.

The surplus (deficit) on restatement of capital comprises principally the accumulated gain (loss) from holding non monetary assets and represents the difference between restating these assets by the specific cost method and restating them based on inflation measured in terms of the NCPI.

At December 31 the cumulative translation adjustment was as follows:

	2000	1999
Loss on translation of financial statements of foreign associated companies	(Ps 269)	(Ps 485)
Exchange gain from hedged liabilities with respect to foreign associated companies	111	348
	(Ps 158)	(Ps 137)

12. Comprehensive Financing (Expense) Income, Net

This item is analyzed as follows:

	2000	1999
Consolidated		
Financial expense	(Ps 1,626)	(Ps 1,693)
Financial income	181	135
Exchange (loss) gain, net	(244)	372
Gain on monetary position	1,092	1,469
	(597)	283
Portion capitalized in property, plant and equipment		(154)
	(Ps 597)	Ps 129
HYLSAMEX		
Financial expense	(Ps 106)	(Ps 163)
Financial income	67	127
Exchange (loss) gain, net	(4)	1
Gain (loss) on monetary position	29	(45)
	(Ps 14)	(Ps 80)

13. Special items, net

Management has followed the practice of recording in this caption those charges and credits which, due to their unusual nature or nonrecurring characteristics, do not represent normal operations of the Company. Additionally, this caption includes special charges related to programs for increasing productivity and reducing expenses and costs.

The net charge to consolidated income was as follows:

	2000	1999
Gain on sale of subsidiary		Ps 28
Loss on sale of fixed assets	(Ps 13)	(42)
Indemnities and other	(69)	(98)
	(Ps 82)	(Ps 112)

14. Income tax, asset tax and employees' profit sharing

The net charge to consolidated income for taxes was as follows:

	2000	1999
Income tax:		
Currently payable	(Ps 130)	(Ps 622)
Deferred	(62)	
Tax on current year's income	(192)	(622)
Asset tax	(35)	(35)
	(227)	(657)
Extraordinary items: Income tax reduction from realization of tax loss carryforwards from prior years		150
Asset tax credit from prior years		330
Net charge to consolidated income	(Ps 227)	(Ps 177)

The reconciliation between the statutory and effective income tax rates for 2000 is shown below:

Income tax at statutory rate and employees' profit sharing	Ps 416
Equity in loss of associated companies	196
	Ps 612

	2000	Rate%
Income tax at statutory rate	(Ps 214)	35.0
Add (deduct) effect of income tax on:		
Nondeductible expenses	(28)	4.6
Permanent inflation accounting differences	5	(.8)
Other permanent differences, net	Ps 45	(7.4)
Tax on current year's income	(192)	31.4
Asset tax credits expired during year	(35)	5.7
Total provision charged to income - effective rate	(Ps 227)	37.1

The movement of deferred income tax during the year 2000 was as follows:

	Defferred income tax	Recoverable asset tax	Net
Initial accumulated effect, charged to retained earnings	(Ps 3,082)	Ps 1,113	(Ps 1,969)
Effect for the year: Income	(62)		(62)
Surplus on restatement of capital	291		291
Other stockholders' equity accounts	31		31
Asset tax paid, net		127	127
Net balance at December 31, 2000	(2,822)	1,240	(1,582)
Deferred income tax asset	(409)		(409)
Deferred income tax liability	(Ps 3,231)	Ps 1,240	(Ps 1,991)

At December 31, 2000 the main timing differences requiring recognition of deferred income tax were analyzed as follows:

Inventories	Ps 1,472
Property, plant and equipment, net	7,499
Deferred charges	1,178
Estimated liabilities	(498)
Other, net	(35)
Tax loss carryforwards	(1,554)
	8,062
Income tax rate	35%
Deferred income tax, net	Ps 2,822

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

15. Commitments

The purchase agreement covering the shares in Sidor provides for certain obligations to be guaranteed by Amazonia and its shareholders for up to US$150 million. In addition, Amazonia guaranteed, with recourse to its shareholders, Sidor's liabilities of US$626 million.

In March 2000, Amazonia and Sidor formalized debt-restructuring agreements with their creditors; this included reprogramming maturities, terms and covenants in connection with debt of approximately US$253 million and US$1,052 million, respectively. For the purpose of this restructuring, the shareholders contributed US$300 million, and committed themselves to repay bank loans of Amazonia for up to US$25 million in 2007, in the event that certain events described in the restructuring agreements occur.

The contingent liabilities and commitments of HYLSAMEX are proportional to its 37% investment in Amazonia.

Alejandro Elizondo B.
President

Ernesto Ortiz L.
Vice-President

FINANCIAL SUMMARY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

(Ps. millions)

	2000	1999	1998	1997	1996
Total assets	29,571	30,741	34,992	31,236	28,357
Net working capital	2,633	3,581	3,517	3,576	3,028
Total liabilities	18,452	17,148	20,209	15,706	13,158
Total stockholders' equity	11,119	13,593	14,783	15,531	15,200
Net sales	14,198	14,875	15,325	17,038	18,812
Consolidated net income	167	779	75	2,502	4,130
Majority net income	160	744	47	2,449	4,028
Minority net income	7	35	28	53	101
Outstanding shares (millions)	243.756	243.756	243.756	243.756	243.756
Employees	7,421	7,691	8,357	8,096	7,604
Interest coverage	1.73	2.06	2.18	3.36	3.15
Financial leverage	1.66	1.26	1.37	1.01	0.87
Long-term liabilities / Property, plant and equipment	0.69	0.59	0.60	0.47	0.41
Long-term liabilities / Capitalization	0.55	0.48	0.49	0.40	0.36
Current ratio	1.22	1.33	1.07	1.36	1.20
Earnings per share (Ps)	0.654	3.051	0.191	10.046	16.526
Book value per share (Ps)	38.031	48.475	54.317	57.354	55.547

For additional information:
Othón Díaz, Investor Relations
Tel.: (52-8) 328-1240
Fax: (52-8) 331-1885
Email: odiaz@hylsamex.com.mx

Margarita Gutiérrez, Investor Relations
Tel.: (52-8) 328-1224
Fax: (52-8) 328-2855
Email: mgutierrez@hylsamex.com.mx

Executive Team

Alejandro M. Elizondo
Hylsamex

Felipe Garza
Hylsa´s Flat Products Division
Acerex

Régulo Salinas
Hylsa´s Bar and Rod Division

Luis Garza T
Galvacer

Raúl Quintero
HYL *Technology Division*

Mateo Quiroga
Raw Materials
Services

Ernesto Ortiz
Finance
Planning

J. Antonio Ramírez
Human Resources

Rafael R. Rubio
Economy and Trade

Board of Directors

Chairman
Dionisio Garza Medina

Directors
Gerardo X. Calderón Garza
Alejandro M. Elizondo Barragán
Mauricio Fernández Garza
Bernardo Garza de la Fuente
Armando Garza Sada
Eduardo Garza T. Fernández
Alfonso González Migoya
Leopoldo Marroquín Morales
Ernesto Martens Rebolledo[1]
Rafael R. Páez Garza
Rafael Rangel Sostmann
José de Jesús Valdez Simancas

Secreatry
Leopoldo Marroquín Morales
Carlos Jiménez Barrera * Alternate

Statutory Auditor
Raúl Ramírez Valenzuela
Rodolfo Sandoval García * Alternate

1 Mr. Ernesto Martens Rebolledo presented his letter of resignation to the Board in December 2000.

HYLSAMEX

MUNICH 101, SAN NICOLÁS DE LOS GARZA, N.L. 66452 MÉXICO
TEL: (52-8) 328-2828 FAX: (52-8) 328-1304
www.hylsamex.com.mx


nacional financiera
BANCA DE DESARROLLO
TU BRAZO DERECHO

HYLSA
EL ACERO DE MÉXICO®

Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria, como fiduciaria del fideicomiso número 80366 ("NAFIN"), de fecha 29 de enero de 2004 celebrado con ALFA, S.A. de C.V. ("ALFA"), en su carácter de fideicomitente, inscribe de conformidad con el artículo 14 Bis I de la Ley del Mercado de Valores en la Sección de Valores y Especial del Registro Nacional de Valores ("RNV") a cargo de la Comisión Nacional Bancaria y de Valores ("CNBV") y en el listado de valores autorizados para cotizar de la Bolsa Mexicana de Valores, S.A. de C.V. ("BMV"), hasta 506'340,463 certificados de participación ordinarios sobre acciones, los cuales son de única serie, no amortizables y tienen un valor nominal de $4.7996 (Cuatro Pesos 7996/10000 M.N.) cada uno (los "Certificados de Participación" o los "CPOs"). Cada Certificado de Participación representa una acción común, de la Serie "B", representativa del capital social de la sociedad denominada Hylsamex, S.A. de C.V. ("Hylsamex"). Dichas acciones se encuentran sujetas a la **Caución Bursátil** según se explica en el presente Folleto Informativo.

Monto total de los CPO's:	$2,430'231,686.00 Pesos M.N. (Dos Mil Cuatrocientos Treinta Millones Doscientos Treinta y Un Mil Seiscientos Ochenta y Seis Pesos 00/100 M.N.)
Clave de Pizarra:	"HYLSAMX CPO".
Fecha de emisión:	*Febrero de 2004*
Fecha de vencimiento:	A la terminación de la **Caución Bursátil**, según se define más adelante. Una vez terminada la **Caución Bursátil** sobre las Acciones de Hylsamex por los pasivos garantizados, *el Fiduciario cancelará los CPOs así como su inscripción en el RNV* y en el listado de valores autorizados para cotizar de la BMV, entregando a sus dueños las correspondientes Acciones de Hylsamex libres de todo gravamen, cuya inscripción en el RNV y listado en la BMV se mantendrá vigente, por lo que dichas Acciones Hylsamex *continuarán siendo objeto de cotización* en la BMV.
Fideicomiso Emisor:	Fideicomiso No. 80366 de fecha 29 de enero de 2004.
Fiduciaria:	NAFIN.
Fideicomitente:	ALFA.
Fideicomisarios:	Los tenedores de los CPOs.
Representante Común:	Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero Banorte.
Valores a inscribirse:	Hasta 506'340,463 (Quinientos Seis Millones Trescientos Cuarenta Mil Cuatrocientos Sesenta y Tres) CPOs, serie única, con valor nominal de $ $4.7996 (Cuatro Pesos 7996/10000 M.N.), cada uno de los cuales representa una acción común de la Serie "B", de pleno voto, sin expresión de valor nominal representativa del capital social de Hylsamex, *las cuales cotizan en la Bolsa. Las acciones propiedad de ALFA* se encuentran gravadas conforme a la **Caución Bursátil** como se detalla en este Folleto Informativo.
Activos fideicomitidos:	Acciones comunes, Serie "B" representativas del capital social común suscrito y pagado de Hylsamex, inscritas en la Sección de Valores y Especial del RNV y que cotizan en la BMV, mismas que se encuentran gravadas conforme a la **Caución Bursátil** como se detalla en este folleto.
Derechos conferidos por los CPOs:	Los derechos corporativos, patrimoniales o pecuniarios otorgados por las acciones representativas del capital social de Hylsamex afectas al Fideicomiso Emisor, de conformidad con los términos de éste último.
Mercado de los CPOs:	Los CPOs cotizarán en la Bolsa bajo la clave de pizarra "HYLSAMX CPO", sin mediar oferta pública de los mismos.
Posibles Adquirentes de los CPOs:	*a) Los actuales accionistas de ALFA y otros accionistas de Hylsamex y b) Una vez* cotizados en la Bolsa podrán ser adquiridos por (i) personas físicas o morales mexicanas o extranjeras de conformidad con las leyes aplicables; (ii) instituciones y sociedades mutualistas de seguros e instituciones de fianzas; (iii) fondos de pensiones, de ahorro, de jubilaciones del personal y de primas de antigüedad; (iv) sociedades de inversión común; y (v) arrendadoras financieras, empresas de factoraje financiero y uniones de crédito.
Dictamen de Valuación:	Nacional Financiera, S.N.C. emitió el dictamen a que se refieren los artículos 228 h de la Ley General de Títulos y Operaciones de Crédito y 14 bis 9 de la Ley del Mercado de Valores.
Legislación aplicable:	*Los CPO's emitidos por NAFIN se regularán e interpretarán de conformidad* con la legislación vigente en los Estados Unidos Mexicanos.
Destino de los fondos:	No se recibirán recursos por la inscripción de los Certificados de Participación en el RNV.
Régimen fiscal:	Ver sección *"Régimen Fiscal"*.

El capital social total suscrito y pagado de Hylsamex se encuentra representado por 506'340,463 acciones comunes de la Serie "B", las cuales están *inscritas en la Sección de Valores y Especial del RNV y se encuentran registradas en el listado de valores autorizados para cotizar de la BMV* bajo el símbolo de cotización "HYLSAMX CPO".

IMPORTANTE

Acciones sujetas a un Gravamen

Las acciones representativas del capital social de Hylsamex, propiedad de ALFA, se encuentran sujetas a un gravamen consistente en una caución bursátil conforme al Contrato de Caución Bursátil de fecha 22 de julio de 2002 (la "Caución Bursátil"). Aquellos accionistas de Hylsamex que canjeen sus acciones por CPO's no podrán retirar sus acciones hasta la cancelación de toda la emisión de CPO's y dichas acciones formarán parte de la Caución Bursátil. En caso de ejecución de la Caución Bursátil el patrimonio y fondo común del Fideicomiso se perderían, en consecuencia el valor económico de los CPO's podría disminuir en forma considerable e inclusive tener un valor económico nulo. Para mayor información ver *Capítulo I.2 "Caución Bursátil"* del presente Folleto Informativo.

Los Certificados de Participación podrán depositarse en el S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("Indeval"), cuyas oficinas se localizan en Paseo de la Reforma No. 255, Tercer Piso, Col. Cuauhtémoc 06500, en México, Distrito Federal o entregarse para custodia física del tenedor según lo instruyan, *ver Capítulo II, Sección 5 "Mecánica* [illegible] *ación"* del presente Folleto Informativo.

ÍNDICE

Página

I. INFORMACIÓN GENERAL

1. Glosario de Términos y Definiciones 4
2. **Caución Bursátil** 6
3. Resumen Ejecutivo 9
4. Acontecimientos Recientes 11
5. Factores de Riesgo 16
   - 5.1 Factores relacionados con México y el Extranjero 16
     Incorporado por referencia al Reporte Anual presentado a la CNBV y a la CNBV el 30 de junio de 2003.
   - 5.2 Factores relacionados con Hylsamex 16
     Incorporado por referencia al Reporte Anual presentado a la CNBV y a la CNBV el 30 de junio de 2003
   - 5.3 Factores relacionados con los Certificados de Participación 16
6. Otros Valores 19
   Incorporado por referencia al Reporte Anual presentado a la CNBV y a la CNBV el 30 de junio de 2003
7. Documentos de Carácter Público 20

II. LOS CERTIFICADOS DE PARTICIPACIÓN

1. Características de los Certificados de Participación 21
2. Extracto del Fideicomiso 24
3. Dictamen NAFIN 30
4. Destino de los fondos 31
5. Mecánica de distribución de los Certificados de Participación 32
6. Nombres de las personas con participación relevante en la inscripción de los Certificados de Participación 33

III. LA COMPAÑÍA

1. Historia y Desarrollo de la Compañía 34
   Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
2. Descripción del Negocio 34
   Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
   - 2.1. Actividad Principal 34
     Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
   - 2.2. Canales de Distribución 34
     Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
   - 2.3. Patentes, Licencias, Marcas y Otros Contratos 34
     Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
   - 2.4. Principales Clientes y Proveedores 34
     Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
   - 2.5. Legislación Aplicable y Situación Tributaria 34
     Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
   - 2.6. Recursos Humanos 34
     Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
   - 2.7. Desempeño Ambiental 34
     Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
   - 2.8. Información de Mercado 34
     Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
   - 2.9. Estructura Corporativa 34
     Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003

2.10. Descripción de los Principales Activos.. 35
Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003

2.11. Procesos Judiciales, Administrativos o Arbitrales................................ 35
Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003

2.12 Acciones representativas del Capital Social.. 35
Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003

2.13 Dividendos.. 35
Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003

3. Alianzas Estratégicas.. 36
Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003

IV. **INFORMACIÓN FINANCIERA**
Adicionalmente se incorpora por referencia la Información proporcionada por Hylsamex a la CNBV, la BMV y al público inversionista conforme al Artículo 33, fracción II, de las Disposiciones el 10 de febrero de 2004

1. Información Financiera Seleccionada....................................... 37
2. Información Financiera por Línea de Negocio y Zona Geográfica........................ 40
3. Informe de Créditos Relevantes.. 41
4. Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía................................... 43
   4.1. Resultados de Operación.. 43
   4.2. Situación Financiera, Liquidez y Recursos de Capital........................ 49
   4.3. Control Interno.. 52
   Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
5. Estimaciones Contables Críticas... 53
Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003

V. **ADMINISTRACIÓN**
1. Auditores Externos.. 54
Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
2. Operaciones con Personas Relacionadas y Conflicto de Intereses....................... 54
Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
3. Administradores y Accionistas... 54
Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003
4. Estatutos Sociales y Otros Comvenios.. 54
Incorporado por referencia al Reporte Anual presentado a la CNBV y a la BMV el 30 de junio de 2003

VI. **PERSONAS RESPONSABLES**.. 55

VII. **ANEXOS** 59
1. Estados Financieros y Dictamen de los Auditores Independientes
2. Opinión Legal
3. Título que Ampara la Emisión
4. Contrato de Fideicomiso
5. Acta de Emisión

"Ningún intermediario, apoderado para celebrar operaciones con el público, o cualquier otra persona, ha sido autorizada para proporcionar información o hacer cualquier declaración que no esté contenida en este documento. Como consecuencia de lo anterior, cualquier información o declaración que no esté contenida en este documento deberá entenderse como no autorizada por Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, ni por Hylsamex, S.A. de C.V."

I. INFORMACIÓN GENERAL

1. GLOSARIO DE TÉRMINOS Y DEFINICIONES

Los siguientes términos particulares y técnicos que se utilizan en este Folleto Informativo con mayúscula inicial y que se relacionan a continuación, tendrán los significados siguientes, que serán igualmente aplicables a las formas singular o plural de dichos términos:

Acciones Hylsamex: Las acciones comunes, de la Serie "B", sin expresión de valor nominal representativas del capital social de Hylsamex, S.A. de C.V., inscritas en la Sección de Valores y Especial del Registro Nacional de Valores de la Comisión Nacional Bancaria y de Valores.

Agente de las Garantías: Banco Nacional de México, S.A., Institución de Banca Múltiple, como agente de la documentación y de la garantía derivada de la **Caución Bursátil**.

ALFA: Significa ALFA, S.A. de C.V., la compañía controladora de Hylsamex y sus empresas subsidiarias.

Amazonia: Es la compañía tenedora del 59.7% de las acciones de Siderúrgica del Orinoco, C.A. (Sidor). A la fecha Hylsamex es titular del 21.93% de las acciones de Amazonia.

BMV o la Bolsa: Bolsa Mexicana de Valores, S.A. de C.V.

Caución Bursátil: El contrato de caución bursátil de fecha 22 de julio de 2002 y sus diversas reformas, celebrado entre ALFA, el Agente de las Garantías en beneficio de los acreedores de Hylsamex y con GBM Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, Grupo Financiero GBM en su calidad de administrador y ejecutor de la caución, mediante el cual ALFA gravó las Acciones Hylsamex de su propiedad.

Certificados de Participación o CPOs: Los certificados de participación ordinaria no amortizables sobre Acciones Hylsamex

CNBV: Comisión Nacional Bancaria y de Valores.

Convenio de Reestructuración: El convenio de reestructuración de pasivos celebrado el 22 de julio de 2002, por Hylsamex con sus distintos bancos acreedores representados por JP Morgan Chase Bank, como agente administrativo y el Agente de las Garantías, con el objeto de reestructurar los adeudos correspondientes a la Porción B.

Disposiciones Generales: Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores emitidas por la CNBV, publicadas en el Diario Oficial de la Federación el día 19 de marzo de 2003.

Dólares o US: La moneda de curso legal en los Estados Unidos de América.

Fideicomiso: El contrato de fideicomiso celebrado el 29 de enero de 2004 entre ALFA, S.A. de C.V., en su carácter de fideicomitente, Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria, como fiduciaria, con la comparecencia de Hylsamex, S.A. de C.V. y de Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero Banorte como representante común de los tenedores de los CPO's.

Folleto Informativo: El presente folleto informativo.

Galvak: Galvak, S.A. de C.V.

GBM: GBM Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, Grupo Financiero GBM en su calidad de administrador y ejecutor de la **Caución Bursátil.**

Hylsa: Hylsa, S.A. de C.V.

Hylsamex, o la Compañía: Significa Hylsamex, S.A. de C.V., tanto la empresa como un todo (consolidada), como la compañia tenedora en lo particular.

Indeval: S.D. Indeval, S.A. de C.V., Institución para el Deposito de Valores.

INPC: Índice Nacional de Precios al Consumidor.

Libor: *London Interbank Offer Rate.*

México: Los Estados Unidos Mexicanos.

Mineral de Hierro: Mineral que contiene suficiente hierro como para utilizarse en la producción de acero. El hierro no se encuentra en forma libre, sino que está atrapado en la corteza de la Tierra en forma de óxido de hierro.

Minimill: Se define como una planta de acero que parte de chatarra y otras materias primas para producir productos básicos. Aunque el minimill y las plantas de acero integradas siguen el mismo proceso después de la sección de colada continua, difieren con respecto a su tamaño, que siendo menor es más eficiente en cuanto a sus relaciones laborales, mercados de productos y estilo de administración e inversión por tonelada de capacidad.

MMBtu: Unidad inglesa para medir el poder calorífico de una sustancia (*v. gr.* gas natural).

NAFIN o la Fiduciaria: Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria, como fiduciaria del Fideicomiso.

Pesos o Ps.: La moneda de curso legal en México.

PCGA: Principios de Contabilidad Generalmente Aplicados en México

Porción B: El adeudo a cargo de Hylsamex derivado del Convenio de Reestructuración, cuyo monto original ascendía $209 millones de dólares a 8 años, con 4 años de gracia en el pago de principal y 3 años de gracia en el pago de intereses, mismos que se capitalizan y liquidan al vencimiento final del pasivo, en marzo de 2010.

Reporte anual: El Reporte Anual correspondiente al ejercicio fiscal terminado en Diciembre de 2002, presentado por Hylsamex el 30 de junio de 2003 ante la CNBV y la BMV de conformidad con las Disposiciones Generales.

RNV: El Registro Nacional de Valores a cargo de la CNBV.

Representante Común: Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero Banorte.

Sidor: Siderúrgica del Orinoco, C.V., una compañía productora de acero plano y no plano localizada en Venezuela y de la cual Hylsamex tiene una participación a través de la holding Amazonia.

Términos Reales: Cifras en pesos de un mismo poder adquisitivo.

2. CAUCIÓN BURSÁTIL

*La siguiente descripción de la **Caución Bursátil** y su modificación no pretende ser exhaustiva ni suficiente, por lo que se sugiere remitirse a los términos y condiciones de los mismos. De igual forma, deberán tomarse en cuenta atentamente los riesgos inherentes a la titularidad de los CPO's derivados del gravamen consistente en la **Caución Bursátil** descrita en la presente sección, así como las posibles consecuencias derivadas de una eventual ejecución de la **Caución Bursátil**.*

2.1 Concepto.

La **Caución Bursátil** es un contrato por virtud del cual una persona denominada otorgante de la caución (en este caso ALFA), afectó en garantía determinados valores de su propiedad depositados en INDEVAL (las Acciones de Hylsamex), en favor de un grupo de bancos acreedores de Hylsamex de la Porción B (representados por el Agente de las Garantías), para asegurar el cumplimiento de obligaciones de Hylsamex correspondientes a la Porción B, pudiendo convenirse en el mismo la ejecución extrajudicial en caso de incumplimiento, por medio de una casa de bolsa ejecutora (GBM).

En consecuencia, todas las Acciones Hylsamex que se aporten al Fideicomiso que emite los CPO's, se encuentran y se encontrarán gravadas en beneficio de los acreedores de Hylsamex conforme a la **Caución Bursátil**.

Aunque Hylsamex está al corriente en el pago de los créditos garantizados, no existe certeza de que siempre podrá cumplir con los compromisos derivados de los mismos. De presentarse algún incumplimiento con los créditos garantizados, las Acciones Hylsamex podrán ejecutarse en forma extrajudicial (esto es de forma más ágil, sin seguir un procedimiento ante un juez) en beneficio de los acreedores de Hylsamex, representados por el Agente de las Garantías.

2.2 Objeto de la Caución.

Es importante resaltar que la Caución Bursátil garantiza únicamente la Porción B, que es de menor tamaño que la porción A de la deuda reestructurada de Hylsamex. Así mismo, la mencionada Porción B es servida principalmente por Galvak, quien se encuentra al corriente en el pago de sus créditos, y no existen eventos de incumplimiento "cruzados" entre la porción A y la Porción B de la deuda reestructurada de Hylsamex. El monto original de la Porción B ascendía a $209 millones de dólares a ser cubiertos en ocho años con cuatro de gracia en el pago de principal, 3 años de gracia para el pago de intereses, mismos que se capitalizan y liquidan al vencimiento del pasivo, en marzo de 2010. A continuación se expresa el calendario de amortización de la citada Porción B expresados en millones de dólares.

Perfil de Amortización de la Porción B
(Millones de Dólares)

Año de pago	Créditos Asumidos	Créditos de Hylsamex	Total
2006	11,310	4,500	15,810
2007	19,263	11,437	30,700
2008	23,800	0	23,800
2009	28,800	0	28,800
2010	110,136	0	110,136

Al vencimiento final, a cubrirse el 31 de marzo de 2010, deberán añadirse los intereses capitalizados.

2.3 Ejecución de la Caución Bursátil.

Los casos de ejecución de la **Caución Bursátil** son si Hylsamex incumple con sus obligaciones de pago (principal, intereses y comisiones derivadas de la Porción B) o incumple ciertas obligaciones de no hacer contenidas en el Convenio de Reestructuración como: (i) otorgar garantías o gravámenes sobre sus activos, (ii) cambiar el giro ordinario de sus negocios; (iii) en caso de que Hylsamex inicie un procedimiento de concurso mercantil o quiebra; (iv) si a los 15 días de que alguna sentencia judicial definitiva obligue el pago de una cantidad mayor de 7.5 millones de dólares, dicha cantidad no sea pagada por Hylsamex ("Evento de Incumplimiento").

En el caso de que ocurra un Evento de Incumplimiento, el Agente de las Garantías informará a GBM, respecto de la naturaleza de dicho incumplimiento y el saldo insoluto de la suma principal de las obligaciones garantizadas Hylsamex. A su vez, GBM deberá informar a ALFA y a NAFIN de dicho incumplimiento y solicitará el pago de las obligaciones incumplidas.

Posteriormente, GBM iniciará el procedimiento extrajudicial para la venta de las Acciones Hylsamex. Una vez iniciado el procedimiento de ejecución extrajudicial, las Acciones Hylsamex servirían como medio para el cumplimiento de los créditos garantizados, los cuales se pagarían con el producto de la venta de las Acciones Hylsamex, con la consecuencia de que el patrimonio y fondo común del Fideicomiso emisor de los CPO's dejaría de contar con dichas Acciones Hylsamex.

2.4 Consecuencias de la ejecución de la Caución Bursátil.

De llevarse a cabo la ejecución extrajudicial de la Caución Bursátil, el valor económico de los CPO's podría disminuir en forma considerable e inclusive tener un valor económico nulo.

Asimismo, no puede tenerse certeza si en dicho caso exista algún remanente a pagar al Fiduciario del Fideicomiso, para que éste a su vez se lo entregue a los tenedores de los CPO's. Eventualmente, dichos tenedores podrían contar con ciertos derechos de cobro de acuerdo con la legislación común en contra de Hylsamex, cuya ejecución sería incierta.

En este caso, el Comité Técnico del Fideicomiso Emisor podría adoptar las medidas que juzgare convenientes para cobrar los derechos que tenga o para distribuirlos entre los tenedores de los CPOs. Si Hylsamex cubriera al Fideicomiso Emisor alguna cantidad o bienes, éste podría transferir a los tenedores de los CPOs a prorrata el importe de cualquier bien que perciba por esta causa. No existe seguridad alguna de que en la eventualidad de que Hylsamex cubriese al Fideicomiso Emisor alguna cantidad o bienes, éstos alcanzaran para resarcir a los titulares de los CPOs del valor de los mismos.

2.5 Extracto de la Caución Bursátil.

A continuación se presenta un resumen de las principales disposiciones de la **Caución Bursátil** y su modificación.

Objeto. ALFA constituyó la Caución Bursátil con el objeto de garantizar el cumplimiento puntual, exacto y oportuno de la totalidad de las obligaciones derivadas de la Porción B, en beneficio igual y proporcional a las instituciones financieras acreedoras de Hylsamex representadas por el Agente de las Garantías. Dicha garantía permanecerá en pleno vigor y efecto hasta la fecha en que todas las obligaciones derivadas de la Porción B sean pagadas en su totalidad.

Fundamento legal. La Caución Bursátil se constituyó conforme a los artículos 77 y 99 de la Ley del Mercado de Valores.

Procedimiento extrajudical de ejecución. El ejecutor de la Caución Bursátil iniciará el procedimiento extrajudicial para la venta de las Acciones Hylsamex conforme al artículo 99 de la Ley del Mercado de Valores, en caso de que reciba un aviso de incumplimiento del Agente de las Garantías. Las cantidades derivadas de la venta de las Acciones Hylsamex quedarán sujetas a dicha garantía para aplicarse en el siguiente orden de preferencia y prioridad:

1. Al pago de todos los costos, comisiones y gastos del ejecutor de la ***Caución Bursátil,*** *o incurridos por el mismo en relación con la venta.*

2. Al pago del Agente de las Garantías las cantidades necesarias para el cumplimiento de las obligaciones derivadas de la Porción B.

3. En caso de existir algún remanente al Fideicomiso.

Modificación de la Caución Bursátil. Con el objeto de la celebración del Fideicomiso, el 29 de enero de 2004, NAFIN, ALFA, el Agente de las Garantías y el Ejecutor celebraron un convenio modificatorio y un contrato de cesión y asunción de la ***Caución Bursátil.*** *Cabe resaltar que los términos y condiciones de la* ***Caución Bursátil*** *se mantienen con su misma fuerza y alcance legal.*

3. RESUMEN EJECUTIVO

El siguiente resumen muestra cierta información seleccionada de este Folleto Informativo y de los documentos reproducidos en el mismo. Los inversionistas deben leer cuidadosamente este Folleto Informativo y los demás documentos que se tienen por reproducidos en el mismo.

Hylsamex.

Hylsamex es la empresa que agrupa los negocios siderúrgicos de ALFA. La compañía está integrada por dos subsidiarias principales: Hylsa y Galvak. En la última década, Hylsamex se ha convertido en una empresa de clase mundial, con el objetivo de ser el proveedor preferido en México y el productor de mayor margen en Norteamérica. Sus productos mantienen una destacada posición en los mercados de las industrias de la construcción, manufacturera, de autopartes y aparatos electrodomésticos. Las acciones de Hylsamex se cotizan en la BMV. Adicionalmente, Hylsamex tiene un programa de ADR's bajo la regla 144-A y el nivel I en el mercado de valores norteamericano.

Hylsamex se encuentra bien posicionada en la mayoría de los mercados que atiende. En 2002, la compañía obtuvo ingresos totales por $13,798 millones de pesos o US$1,356 millones, de los cuales US$284 millones correspondieron a ventas de exportación. Al cierre del año, tenía activos totales por $29,207 millones de pesos (US$2,767 millones) y empleaba directamente a 7,207 personas. En los primeros nueves meses del 2003, Hylsamex obtuvo ingresos totales por $11,760 millones de pesos o US$1,091 millones, de los cuales US$255 millones correspondieron a ventas de exportación.

Hylsamex está domiciliada en San Nicolás de los Garza, Nuevo León, México. En 2002, vendió 2.8 millones de toneladas de producto terminado. Los productos de valor agregado representaron 65% de los embarques del año. La compañía produce y vende una amplia variedad de productos de acero, tanto básicos, como de alto valor agregado que se utilizan principalmente en la industria de la construcción y manufactura y en los mercados de autopartes y línea blanca. Hylsamex utiliza tecnología de tipo minimill basada en horno eléctrico.

Reestructura Corporativa Relevante de ALFA.

Actualmente, ALFA es titular de 455'568,540 (Cuatrocientas cincuenta y cinco millones quinientas sesenta y ocho mil quinientas cuarenta) Acciones Hylsamex, que representan el 89.97% (Ochenta y nueve punto noventa y siete por ciento) del capital social de Hylsamex. Dichas acciones se otorgaron en garantía el 22 de julio de 2002 a través de la **Caución Bursátil**, con el propósito de facilitar la reestructuración de créditos a cargo de Hylsamex. Cabe resaltar que dentro de la reestructuración de la deuda de Hylsamex, la misma se dividió en dos partes. La **Caución Bursátil** garantiza únicamente una parte, la de menor tamaño, que es servida principalmente por Galvak, quien se encuentra al corriente en el pago de sus créditos. Así mismo, no existen eventos de incumplimiento "cruzados" entre ambas porciones de la deuda reestructurada de Hylsamex. *Ver Sección I.2 "Caución Bursátil".*

Con el objeto de continuar avanzando en la estrategia corporativa que ALFA ha venido ejecutando desde 2000 y que consiste en la reconfiguración de su portafolio para concentrase en aquellos negocios considerados como estratégicos a largo plazo, la Asamblea General Extraordinaria de Accionistas de ALFA del 4 de febrero de 2004, aprobó realizar una Reestructuración Corporativa Relevante, descrita en la Declaración de Información Corporativa de ALFA que puede consultarse en su dirección electrónica www.alfa.com.mx y en el de la BMV www.bmv.com.mx, consistente en el decremento en la inversión de ALFA en su sociedad subsidiaria Hylsamex a través de reducciones en el capital social de ALFA, en el entendido de que el reembolso correspondiente a sus accionistas será pagadero en especie con los títulos valor

que representan su inversión en Hylsamex, o sea, los CPO's objeto de la presente inscripción en el RNV.

Reestructuración de pasivos de Hylsamex.

El 22 de julio de 2002, Hylsamex celebró el Convenio de Reestructuración que da origen a la Porción B de los pasivos reestructurados de Hylsamex.

La Caución Bursátil.

Con el propósito de facilitar la reestructuración de créditos a cargo de Hylsamex, así como para garantizar la Porción B y ciertos contratos de cobertura de tasas de interés, cuyo objeto es mitigar los riesgos de fluctuación de las tasas de interés pagaderas conforme al Convenio de Reestructuración, el mismo 22 de julio de 2002, ALFA celebró la **Caución Bursátil**. Cabe resaltar que dentro de la reestructuración de la deuda de Hylsamex, la misma se dividió en dos partes: una porción "A" y la mencionada Porción B. La **Caución Bursátil** garantiza únicamente la Porción B que es de menor tamaño y es servida principalmente por Galvak, quien se encuentra al corriente del pago de sus créditos. Así mismo, no existen eventos de incumplimiento "cruzados" entre la porción A y La Porción B de la deuda reestructurada de Hylsamex. *Ver Sección I.2 "Caución Bursátil"* del presente Folleto Informativo.

De acuerdo con los términos de la **Caución Bursátil**, ALFA afectó en garantía la totalidad de las Acciones Hylsamex de su propiedad.

El Fideicomiso y los CPO's.

ALFA celebró con NAFIN, con la comparecencia de Hylsamex, y del Representante Común, el Fideicomiso a fin de que se lleve a cabo la emisión de los CPO's.

La Fiduciaria emitirá los Certificados de Participación Ordinaria a razón de 1 (un) Certificado de Participación por 1 (una) Acción Hylsamex. Los CPOs se inscribirán en la Sección de Valores y Especial del RNV y cotizarán en la BMV, sin que medie oferta pública de los mismos. La Fiduciaria podrá recibir del resto de los accionistas de Hylsamex diferentes a ALFA, sus Acciones Hylsamex para intercambiarlos por CPOs en la misma proporción, bajo la base de que: (i) las Acciones Hylsamex aportadas formarán parte de la **Caución Bursátil** y (ii) una vez canjeadas no podrán solicitar su devolución, sino hasta que se cancele la totalidad de la emisión de CPOs.

NAFIN emitirá un número de CPO's igual al de las Acciones Hylsamex en circulación, para su distribución entre los accionistas de ALFA conforme a los términos de la Reestructura Corporativa Relevante y, en su caso, respecto de aquellos accionistas de Hylsamex, distintos de ALFA, que deseen intercambiar sus Acciones Hylsamex por CPOs.

La vigencia de los CPO's será hasta la terminación de la **Caución Bursátil**.

La entrega de los CPOs a los accionistas de ALFA, o en su caso, el canje de los CPOs por acciones de Hylsamex por parte de los accionistas de ésta última no causa impuestos. Asimismo, no se genera impuesto alguno para Hylsamex, ni para las subsidiarias de ésta.

4. ACONTECIMIENTOS RECIENTES

Excepto por la información de la Compañía que se presenta en este Folleto Informativo, no han ocurrido acontecimientos relevantes que modifiquen de manera significativa la información contenida en el Reporte Anual. Asimismo, en virtud de la estrecha relación entre la inscripción de los CPOs en el RNV, sin mediar oferta pública de los mismos, y las disminuciones en el capital social de ALFA se proporciona información sobre ambas operaciones.

A. Reestructura Corporativa Relevante de ALFA.

ALFA es una empresa mexicana integrada por cinco grupos de negocios: Alpek (petroquímicos y fibras sintéticas), Sigma (alimentos), Versax (autopartes y otros negocios), Onexa (telecomunicaciones) e Hylsamex (acero y tecnología siderúrgica). Las oficinas generales de la compañía se ubican en el municipio de San Pedro Garza García, Nuevo León, México. Para una descripción más amplia de los negocios y a la operación de ALFA, ver el Reporte Anual disponible en la página de Internet de la compañía www.alfa.com.mx, así como en la de la misma BMV, www.bmv.com.mx.

Hylsamex es la empresa que agrupa los negocios siderúrgicos de ALFA. La compañía está integrada por dos subsidiarias principales: Hylsa y Galvak. En la última década, Hylsamex se ha convertido en una empresa de clase mundial, con el objetivo de ser el proveedor preferido en México y el productor de mayor margen en Norteamérica. Sus productos mantienen una destacada posición en los mercados de las industrias de la construcción, manufacturera, de autopartes y aparatos electrodomésticos. Las acciones de Hylsamex se cotizan en la BMV. Adicionalmente, Hylsamex tiene un programa de ADR's bajo la regla 144-A y el nivel I en el mercado de valores norteamericano.

Hylsamex se encuentra bien posicionada en la mayoría de los mercados que atiende. En 2002, la compañía obtuvo ingresos totales por $13,798 millones de pesos o US$1,356 millones, de los cuales US$284 millones correspondieron a ventas de exportación. Al cierre del año, tenía activos totales por $29,207 millones de pesos (US$2,767 millones) y empleaba directamente a 7,207 personas. En los primeros nueves meses del 2003, Hylsamex obtuvo ingresos totales por $11,760 millones de pesos o US$1,091 millones, de los cuales US$255 millones correspondieron a ventas de exportación.

Hylsamex está domiciliada en San Nicolás de los Garza, Nuevo León, México. En 2002, vendió 2.8 millones de toneladas de producto terminado. Los productos de valor agregado representaron 65% de los embarques del año. La compañía produce y vende una amplia variedad de productos de acero tanto básicos como de alto valor agregado que se utilizan principalmente en la industria de la construcción y manufactura y en los mercados de autopartes y línea blanca. Hylsamex utiliza tecnología de tipo minimill basada en horno eléctrico.

Con el objeto de continuar avanzando en la estrategia corporativa que ALFA ha venido ejecutando desde 2000 y que consiste en la reconfiguración de su portafolio, la Asamblea General Extraordinaria de Accionistas de ALFA del 4 de febrero de 2004, aprobó la Reestructuración Corporativa Relevante, descrita en la Declaración de Información Corporativa de ALFA que puede consultarse en su dirección electrónica www.alfa.com.mx y en el de la BMV www.bmv.com.mx, consistente en el decremento en la inversión de ALFA en su sociedad subsidiaria Hylsamex a través de reducciones en el capital social de ALFA, en el entendido de que el reembolso correspondiente a sus accionistas será pagadero en especie con los CPO's que representan su inversión en Hylsamex.

B. Reestructuración de Pasivos de Hylsamex.

Como se ha venido informando al público inversionista, durante el año 2002, Hylsamex alcanzó diversos acuerdos con sus bancos acreedores para el refinanciamiento de su deuda, así como la de Hylsa y Galvak. Dentro de dicho proceso de reestructuración de pasivos, se llevaron a cabo las siguientes acciones:

a) Capitalización.

El 28 de junio de 2002, la Asamblea General Extraordinaria de Accionistas de Hylsamex acordó un incremento del capital social hasta por la cantidad de 3,500 millones de pesos, mediante la emisión 356'052,899 nuevas acciones que serían suscritas y pagadas a razón de $9.83 pesos por acción, las cuales fueron ofrecidas a los accionistas actuales, a terceros y a los acreedores de Hylsamex y sus subsidiarias Hylsa y Galvak.

Durante 2002, se suscribieron y pagaron 262'584,369 acciones, por un importe de $2,713 millones de pesos. Después de esta capitalización, el capital social suscrito y pagado de Hylsamex está representado por 506'340,463 Acciones Hylsamex, cuya suscripción no tiene restricción en cuanto a nacionalidad de los adquirentes. La parte variable del capital es ilimitada.

De dicho total, ALFA es propietaria de 455'568,540 (cuatrocientas cincuenta y cinco millones quinientas sesenta y ocho mil quinientas cuarenta) representativas del 89.97% del capital social total suscrito y pagado de Hylsamex.

b) Convenio de Reestructuración.

El 22 de julio de 2002, , Hylsamex celebró el Convenio de Reestructuración que da origen a la Porción B de los pasivos reestructurados de Hylsamex.

Con el propósito de facilitar la reestructuración de créditos a cargo de Hylsamex, así como para garantizar la Porción B y ciertos contratos de cobertura de tasas de interés, cuyo objeto es mitigar los riesgos de fluctuación de las tasas de interés pagaderas conforme al Convenio de Reestructuración, el mismo 22 de julio de 2002, ALFA celebró la **Caución Bursátil**. Cabe resaltar que dentro de la reestructuración de la deuda de Hylsamex, la misma se dividió en dos partes: una Porción "A" y la mencionada Porción B. La **Caución Bursátil** garantiza únicamente la Porción B que es de menor tamaño y es servida principalmente por Galvak, quien se encuentra al corriente del pago de sus créditos. Así mismo, no existen eventos de incumplimiento "cruzados" entre la Porción A y la Porción B de la deuda reestructurada de Hylsamex.

De acuerdo con los términos de la **Caución Bursátil**, ALFA afectó en garantía la totalidad de las Acciones Hylsamex de su propiedad.

Por su parte, Hylsa reestructuró deuda por $317.9 millones de Dólares con vencimiento a 7 años, incluidos dos años de gracia en pago de principal, que se liquidará en pagos trimestrales del 2004 a 2009, lo anterior mediante un contrato celebrado con los bancos acreedores.

Hylsa pagará el principal de la Porción A el último día de cada trimestre empezando en Junio del 2004, con pagos trimestrales de $11.40 millones de Dólares en Junio, Septiembre y Diciembre del 2004, pagos trimestrales de $17.08 millones de Dólares en el año 2005, pagos trimestrales de Dólares $16.13 millones en el año 2006, pagos trimestrales de Dólares $14.70 millones en los años 2007 y 2008, y un pago final de $33.26 millones de Dólares en el año 2009. El crédito tiene una tasa de LIBOR más 4% anual, con el equivalente a 2% diferido hasta

el 31 de marzo de 2004, que se pagará en marzo del año 2009. A partir del 1 de abril de 2004, se pagarán los intereses el último día hábil de cada trimestre en efectivo.

A diciembre del 2003 el monto de la Porción A totaliza $327.0 millones de dólares, incluyendo $9.1 millones de Dólares por capitalización parcial de intereses.

Adicionalmente, Hylsa logró extender del año 2007 al año 2010 el vencimiento de una emisión de Bonos, cuyo saldo principal de dicha extensión asciende a $161 millones de Dólares.

Hylsa garantiza el repago de la Porción A con sus activos y los activos y garantía de sus Subsidiarias, excepto los de Consorcio Minero Benito Juárez- Peña Colorada, S.A. de C.V. y Recrotek, S. de R.L. de C.V.

Es importante resaltar que la **Caución Bursátil** garantiza únicamente la Porción B, que es de menor tamaño que la porción A de la deuda reestructurada de Hylsamex. Así mismo, la mencionada Porción B es servida principalmente por Galvak, quien se encuentra al corriente del pago de sus créditos, y no existen eventos de incumplimiento "cruzados" entre la porción A y la Porción B de la deuda reestructurada de Hylsamex.

De acuerdo con el Convenio de Reestructuración, Galvak tiene el compromiso de servir la deuda de Hylsamex correspondiente al crédito llamado Porción B, que a partir de Junio del 2005 deberá pagar dividendos a Hylsamex para pagar intereses, y a partir de Junio del 2006, para pagar capital.

El monto original de la Porción B ascendía a $209.2 millones de dólares a ser cubiertos en ocho años con cuatro de gracia en el pago de principal, 3 años de gracia para el pago de intereses, mismos que se capitalizan y liquidan al vencimiento del pasivo, en marzo de 2010.

En Agosto de 2002, un acreedor intercambió aproximadamente $7 millones de dólares de deuda por acciones de Hylsamex de acuerdo a la oferta vigente a esa fecha, reduciéndose el monto de la Porción B a $202.3 millones de dólares.

A continuación se expresa el calendario de amortización de la citada Porción B expresados en millones de dólares.

Perfil de Amortización de la Porción B
(Millones de Dólares)

Año de pago	Créditos asumidos	Créditos de Hylsamex	Total
2006	10,902	4,500	15,402
2007	18,567	11,437	30,004
2008	22,941	0	22,941
2009	27,761	0	27,761
2010	106,161	0	106,161

Al vencimiento final, a cubrirse el 31 de marzo de 2010, deberán añadirse los intereses capitalizados. A diciembre del 2003 el monto de la porción B totaliza $217.5 millones de dólares, incluyendo $15.2 millones de dólares por capitalización total de intereses.

C. Emisión de los Certificados de Participación.

El Fideicomiso se constituyó el 29 de enero de 2004, al mismo ALFA aportará en varias entregas las Acciones Hylsamex de las cuales es titular. Con base en las Acciones Hylsamex aportadas, la Fiduciaria emite los CPOs que a su vez representarán los derechos corporativos,

patrimoniales o pecuniarios de las Acciones Hylsamex, a razón de un CPO por cada Acción Hylsamex aportada al Fideicomiso.

El Fideicomiso contempla que el resto de los accionistas de Hylsamex diferentes a ALFA, puedan intercambiar sus Acciones Hylsamex por CPOs en la misma proporción, bajo la base de que: (i) las acciones aportadas formarán parte de la **Caución Bursátil** y (ii) una vez canjeadas no podrán solicitar su devolución, sino hasta que se cancele la totalidad de la emisión de CPOs. Ver extracto del contrato de Fideicomiso en el *capítulo II "Los Certificados de Participación"* del presente Folleto Informativo.

Las aportaciones de ALFA al Fideicomiso Emisor, se efectuarán como sigue: (i) una primera entrega el 2 de febrero de 2004 de 197'334,903 (Ciento noventa y siete millones, trescientas treinta y cuatro mil novecientas tres) Acciones Hylsamex, las cuales representan el 38.97% (Treinta y ocho punto noventa y siete por ciento) del capital social total pagado de Hylsamex y (ii) una segunda a partir de 2005, por 258'233,637 (Doscientas cincuenta y ocho millones doscientas treinta y tres mil seiscientas treinta y siete) Acciones Hylsamex que representan el 51% (cincuenta y un por ciento) del capital social total pagado de Hylsamex. En consecuencia, ALFA recibirá el mismo número de CPOs para llevar a cabo la entrega y distribución de los mismos conforme a la sección *3 "Mecánica de distribución de los Certificados de Participación" del Capítulo II "Los Certificados de Participación"* del presente Folleto Informativo.

D. Disminuciones de Capital de ALFA.

ALFA celebró el 4 de febrero de 2004, una Asamblea General Extraordinaria de Accionistas en la cual aprobó llevar a cabo la Reestructuración Corporativa Relevante, de conformidad con lo siguiente:

I. Acordar una primera reducción en el capital social y contable de ALFA. El monto de la reducción nominal de capital social sería de 26'000,000 (Veintiséis millones de pesos 00/100 M.N.), sin embargo, la reducción total de capital contable sería equivalente al valor de mercado promedio ponderado por volumen de las 197'334,903 acciones de Hylsamex en la BMV, durante los últimos 30 días en que éstas se hubieran operado previos a la fecha del reembolso. La diferencia entre la reducción nominal de capital y la real se aplicaría a diversas cuentas del capital contable. Esta reducción de capital no afectaría el número de acciones en circulación y se reembolsaría mediante el pago en especie a los accionistas de ALFA precisamente con la distribución de los 197'334,903 CPOs que representan los derechos corporativos, patrimoniales y pecuniarios sobre el mismo número de Acciones Hylsamex, correspondientes a la primera entrega realizada por ALFA al fideicomiso NAFIN.

Los accionistas de ALFA recibirán en consecuencia, libre de cualquier pago, los 197'334,903 (Ciento noventa y siete millones trescientos treinta y cuatro mil novecientos tres) CPOs emitidos por NAFIN a razón de 0.339910731 de CPO por cada una de las 580'549,200 (Quinientos ochenta millones, quinientos cuarenta y nueve mil doscientas) acciones representativas del capital social de ALFA actualmente en circulación. Dicha distribución se hará sin que medie oferta pública.

II. Instruir al Consejo de Administración a efecto de que convoque a una nueva Asamblea General Extraordinaria de Accionistas a celebrarse durante el primer trimestre del año 2005, en la fecha que fije el propio Consejo, con el objeto de que esa nueva Asamblea apruebe una segunda reducción en el capital social y contable de ALFA. El monto de la reducción nominal de capital social sería de 34'000,000 (Treinta y cuatro millones de pesos 00/100 M.N.). Sin embargo, la reducción total de capital contable sería equivalente al valor de mercado promedio ponderado por volumen de 258'233,637 CPOs sobre acciones de Hylsamex en la

BMV durante los últimos 30 días en que éstos se hubieran operado previos a la fecha del reembolso. La diferencia entre la reducción nominal de capital y la real se aplicaría a diversas cuentas del capital contable. Si el reembolso se realizare en varias parcialidades, la disminución de las partidas se ajustaría igualmente. Esta reducción de capital no afectaría el número de acciones en circulación y se reembolsaría mediante el pago en especie a los accionistas de ALFA precisamente con la distribución de los 258'233,637 CPOs que representan los derechos corporativos, patrimoniales y pecuniarios sobre el mismo número de Acciones Hylsamex, correspondientes a la segunda entrega realizada por ALFA al fideicomiso NAFIN.

Los accionistas de ALFA recibirán en consecuencia, libre de cualquier pago, en una sola exhibición o en varias parcialidades, en la fecha o fechas que a su discreción llegue a determinar el Consejo de Administración, los 258'233,637 (Doscientos cincuenta y ocho millones doscientos treinta y tres mil seiscientos treinta y siete) CPOs emitidos por NAFIN a razón de 0.444809220 de CPO por cada una de las 580'549,200 (Quinientos ochenta millones, quinientos cuarenta y nueve mil doscientas) acciones representativas del capital social de ALFA actualmente en circulación. En la inteligencia de que dicho múltiplo variará en la medida que se modifique el número de acciones en circulación. La distribución se hará sin mediar oferta pública.

Una vez terminada la **Caución Bursátil** sobre las Acciones de Hylsamex por la Porción B de los pasivos garantizados, el Fiduciario cancelará los CPOs así como su inscripción el RNV y en el listado de valores autorizados para cotizar de la BMV, entregando a sus dueños las correspondientes Acciones de Hylsamex libres de todo gravamen, cuya inscripción el RNV y en listado de la BMV se mantendrá vigente, por lo que dichas Acciones Hylsamex continuarán siendo objeto de cotización en la BMV.

E. Artículo transitorio de los Estatutos sociales de Hylsamex.

La Asamblea General Extraordinaria de Accionistas de Hylsamex del 4 de febrero de 2004 acordó adicionar un artículo transitorio a los Estatutos Sociales de Hylsamex, con una vigencia al 31 de diciembre de 2008, con el objeto de incorporar medidas tendientes a prevenir la adquisición de acciones representativas del capital social de Hylsamex o de los CPO's, que otorguen el control de la Compañía en forma directa o indirecta, en términos de lo dispuesto por el artículo 14 Bis 3, fracción VII, de la Ley del Mercado de Valores.

Dichos mecanismos consisten básicamente en la obtención de autorización del Consejo de Administración de Hylsamex previa a la adquisición de acciones o CPO's sumada la tenencia originaria que dé como resultado un número igual o mayor a cualquier porcentaje del capital social que sea 5 (cinco) u otro múltiplo de 5 (cinco). En caso de realizar adquisiciones sin contar con la autorización del Consejo, los valores materia de dichas adquisiciones no podrán votar en las Asambleas de Accionistas, ni se podrán ejercer los derechos corporativos y económicos que ellos otorgan, quedando el ejercicio de los derechos económicos en suspenso hasta la regularización de la tenencia respectiva.

La CNBV emitió mediante oficio número DGA-026-4126 de fecha 14 de enero de 2004, su opinión favorable para la incorporación de ese artículo transitorio a los estatutos sociales de Hylsamex. La autorización definitiva de la CNBV se sujetó a la aprobación de dicho artículo por la Asamblea General Extraordinaria de Accionistas de Hylsamex.

5. FACTORES DE RIESGO

Al evaluar la posible adquisición de los Certificados de Participación, los potenciales tenedores de dichos Certificados de Participación deben tomar en consideración, analizar y evaluar toda la información contenida en este Folleto Informativo y, en especial, los factores de riesgo que se mencionan en el Reporte Anual y a continuación.

5.1 Factores Relacionados con México y el Extranjero.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

5.2 Factores Relacionados con Hylsamex.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual. Para una descripción de los demás factores de riesgo inherentes a los negocios y a la operación de Hylsamex, ver el Reporte Anual, disponible en la página de Internet de la Compañía www.hylsamex.com.mx así como en la página electrónica de la BMV, www.bmv.com.mx.

5.3 Factores Relacionados con los Certificados de Participación.

5.3.1. Suspensión de derecho de voto.

No obstante que los tenedores de los CPO's tendrán los derechos corporativos, económicos o pecuniarios de las Acciones Hylsamex que representen, en el evento de que las obligaciones derivadas de la Porción B sean incumplidas, los derechos de voto derivados de las Acciones Hylsamex no podrán ser ejercitados por los tenedores de los CPO's, ya que el Agente de las Garantías de la **Caución Bursátil** será el facultado para dicho ejercicio en beneficio de los acreedores de la Porción B. Lo anterior, con independencia de las consecuencias señaladas en el siguiente factor de riesgo.

5.3.2 Caución bursátil sobre las Acciones Hylsamex.

La **Caución Bursátil** es un contrato por virtud del cual una persona denominada otorgante de la caución (en este caso ALFA), afectó en garantía determinados valores de su propiedad depositados en INDEVAL (las Acciones de Hylsamex), en favor de un grupo de bancos acreedores de Hylsamex de la Porción B (representados por el Agente de las Garantías), para asegurar el cumplimiento de obligaciones de Hylsamex correspondientes a la Porción B, pudiendo convenirse en el mismo la ejecución extrajudicial en caso de incumplimiento, por medio de una casa de bolsa ejecutora (GBM).

En consecuencia, todas las Acciones Hylsamex que se aporten al Fideicomiso que emite los CPO's, se encuentran y se encontrarán gravadas en beneficio de los acreedores de Hylsamex conforme a la **Caución Bursátil**.

Aunque Hylsamex está al corriente en el pago de los créditos garantizados, no existe certeza de que siempre podrá cumplir con los compromisos derivados de los mismos. De presentarse algún incumplimiento con los créditos garantizados, las Acciones Hylsamex podrán ejecutarse en forma extrajudicial (esto es de forma más ágil, sin seguir un procedimiento ante un juez) en beneficio de los acreedores de Hylsamex, representados por el Agente de las Garantías.

Es importante resaltar que la Caución Bursátil garantiza únicamente la Porción B, que es de menor tamaño que la porción A de la deuda reestructurada de Hylsamex. Así mismo, la mencionada Porción B es servida principalmente por Galvak, quien se encuentra al corriente en

el pago de sus créditos, y no existen eventos de incumplimiento "cruzados" entre la porción A y la Porción B de la deuda reestructurada de Hylsamex. El monto original de la Porción B ascendía a $209 millones de dólares a ser cubiertos en ocho años con cuatro de gracia en el pago de principal, 3 años de gracia para el pago de intereses, mismos que se capitalizan y liquidan al vencimiento del pasivo, en marzo de 2010. A continuación se expresa el calendario de amortización de la citada Porción B expresados en millones de dólares.

Perfil de Amortización de la Porción B
(Millones de Dólares)

Año de Pago	Créditos Asumidos	Créditos de Hylsamex	Total
2006	11,310	4,500	15,810
2007	19,263	11,437	30,700
2008	23,800	0	23,800
2009	28,800	0	28,800
2010	110,136	0	110,136

Al vencimiento final, a cubrirse el 31 de marzo de 2010, deberán añadirse los intereses capitalizados.

Los casos de ejecución de la **Caución Bursátil** son si Hylsamex incumple con sus obligaciones de pago (principal, intereses y comisiones derivadas de la Porción B) o incumple ciertas obligaciones de no hacer contenidas en el Convenio de Reestructuración como: (i) otorgar garantías o gravámenes sobre sus activos, (ii) cambiar el giro ordinario de sus negocios; (iii) en caso de que Hylsamex inicie un procedimiento de concurso mercantil o quiebra; (iv) si a los 15 días de que alguna sentencia judicial definitiva obligue el pago de una cantidad mayor de 7.5 millones de dólares, dicha cantidad no sea pagada por Hylsamex ("Evento de Incumplimiento").

En el caso de que ocurra un Evento de Incumplimiento, el Agente de las Garantías informará a GBM, respecto de la naturaleza de dicho incumplimiento y el saldo insoluto de la suma principal de las obligaciones garantizadas Hylsamex. A su vez, GBM deberá informar a ALFA y a NAFIN de dicho incumplimiento y solicitará el pago de las obligaciones incumplidas.

Posteriormente, GBM iniciará el procedimiento extrajudicial para la venta de las Acciones Hylsamex. Una vez iniciado el procedimiento de ejecución extrajudicial, las Acciones Hylsamex servirían como medio para el cumplimiento de los créditos garantizados, los cuales se pagarían con el producto de la venta de las Acciones Hylsamex, con la consecuencia de que el patrimonio y fondo común del Fideicomiso emisor de los CPO's dejaría de contar con dichas Acciones Hylsamex.

De llevarse a cabo la ejecución extrajudicial de la **Caución Bursátil**, el valor económico de los CPO's podría disminuir en forma considerable e inclusive tener un valor económico nulo.

Asimismo, no puede tenerse certeza si en dicho caso exista algún remanente a pagar al Fiduciario del Fideicomiso, para que éste a su vez se lo entregue a los tenedores de los CPO's. Eventualmente, dichos tenedores podrían contar con ciertos derechos de cobro de acuerdo con la legislación común en contra de Hylsamex, cuya ejecución sería incierta.

En este caso, el Comité Técnico del Fideicomiso Emisor podría adoptar las medidas que juzgare convenientes para cobrar los derechos que tenga o para distribuirlos entre los tenedores de los CPOs. Si Hylsamex cubriera al Fideicomiso Emisor alguna cantidad o bienes, éste podría

transferir a los tenedores de los CPOs a prorrata el importe de cualquier bien que perciba por esta causa. No existe seguridad alguna de que en la eventualidad de que Hylsamex cubriese al Fideicomiso Emisor alguna cantidad o bienes, éstos alcanzaran para resarcir a los titulares de los CPOs del valor de los mismos.

Para mayor información, favor de referirse a la Sección I.2 "*Caución Bursátil*" del presente Folleto Informativo.

5.3.3 Mercado de los CPOs.

Los CPOs emitidos por la Fiduciaria con base en las Acciones Hylsamex no se distribuirán mediante oferta pública, sino que se entregarán directamente a los actuales accionistas de ALFA y a los accionistas de Hylsamex que deseen entregar sus acciones a la Fiduciaria y canjearlos por CPOs. Una vez inscritos en el RNV y distribuidos conforme se ha indicado, los CPOs cotizarán en la BMV. Sin embargo, no se puede asegurar que exista mercado secundario para los CPOs, ni puede otorgarse garantía alguna respecto de las condiciones que puedan afectar al mercado de los CPOs en el futuro, ni la capacidad de los tenedores para enajenar, ni las condiciones bajo las cuales, en su caso, podrían vender dichos CPOs.

Los CPOs pueden en el futuro cotizar a valores inferiores o superiores a los de su emisión dependiendo de distintos factores, incluyendo entre otros, la situación financiera de Hylsamex, el comportamiento del mercado del acero y a otros factores de riesgo que se describen en este Folleto Informativo.

5.3.4 Aplicación del Boletín C – 15.

En marzo de 2003 el Instituto Mexicano de Contadores Públicos, A. C. emitió el Boletín C - 15 "Deterioro en el Valor de los Activos de larga duración y su disposición" con vigencia a partir de enero de 2004, aunque recomienda su aplicación anticipada desde 2003.

Hylsamex está evaluando las disposiciones de este boletín en todas sus empresas, derivado del tratamiento contable que deberá de hacer respecto de los activos de largo duración y su disposición y el impacto respectivo en su contabilidad. Hasta la fecha se han determinado las empresas que tienen indicios de deterioro y se está en el proceso de confirmar si lo hay o no; y en caso afirmativo, dimensionar ese monto.

5.3.5 Artículo transitorio de los estatutos sociales de Hylsamex.

Con base en la adición del artículo transitorio de los estatutos sociales de Hylsamex, descrito en el apartado G de la Sección "*Acontecimientos Recientes*" del presente Folleto Informativo, hasta el 31 de diciembre de 2008, los inversionistas deberán sujetarse a los mecanismos descritos en dicho artículo en relación con las compraventas o transmisiones de acciones de Hylsamex y de los CPO's, lo que puede limitar su circulación.

El mencionado artículo transitorio no es aplicable a la transmisión de las Acciones Hylsamex derivada de la ejecución de la **Caución Bursátil**.

5.3.6 Desincorporación de ALFA.

Al concretarse la Reestructura Corporativa Relevante de ALFA, esto es una vez aportadas la totalidad de las Acciones de Hylsamex propiedad de ALFA al Fideicomiso, Hylsamex será una entidad completamente independiente de la primera, por lo que correrá los riesgos asociados a dicha circunstancia, como son actuar como una entidad completamente independiente de ALFA y la no consolidación con en el grupo corporativo de ALFA.

6. OTROS VALORES

Derivado de la inscripción de los Certificados de Participación en el RNV, las Acciones de Hylsamex no sufrirán cambio o modificación alguna. La información sobre otros valores emitidos por Hylsamex se incorpora por referencia al Reporte Anual.

7. DOCUMENTOS DE CARÁCTER PÚBLICO

La documentación presentada por NAFIN a la CNBV a efecto de obtener la inscripción de los Certificados de Participación en el RNV podrá ser consultada en la BMV, en sus oficinas o en su página de internet www.bmv.com.mx. De igual forma, la Declaración de información sobre Reestructuración Corporativa Relevante de ALFA puede consultarse en dicha dirección electrónica, así como en la página de internet de ALFA www.alfa.com.mx.

Una copia de la información correspondiente a HYLSAMEX puede ser solicitada por escrito por cualquier inversionista a:

Othón Díaz del Guante
Tel: (81) 8865-1240
Fax: (81) 8338-1885
odiaz@hylsamex.com.mx
Ave. Munich #101
San Nicolás de los Garza
Nuevo León, México

Kevin Kirkeby
Tel: (646) 284 9416
Fax: (646) 284 9494
kkirkeby@hfgcg.com
22 Cortland Street 14th Floor
New York, NY
USA 10017

La página de internet de la Compañía es: www.hylsamex.com.mx

La información sobre Hylsamex contenida en la página de internet arriba mencionada no es parte ni objeto de este Folleto Informativo ni de ningún otro documento utilizado por la Compañía en relación con cualquier oferta pública o privada de valores.

II. LOS CERTIFICADOS DE PARTICIPACIÓN

1. CARACTERÍSTICAS DE LOS CERTIFICADOS DE PARTICIPACIÓN

Monto total de los CPO's:	$2,430'231,686.00 Pesos M.N. (Dos Mil Cuatrocientos Treinta Millones Doscientos Treinta y Un Mil Seiscientos Ochenta y Seis Pesos 00/100 M.N.).
Precio de inicio de cotización	Dicha cantidad se determinará conforme al procedimiento de subasta en la BMV en la fecha de distribución de los CPO's a los accionistas de ALFA.
Clave de Pizarra:	"HYLSAMX CPO".
Fecha de emisión:	Febrero de 2004.
Fecha de vencimiento:	A la terminación de la **Caución Bursátil**. Una vez terminada la **Caución Bursátil** sobre las Acciones de Hylsamex por los pasivos garantizados, el Fiduciario cancelará los CPOs así como su inscripción en el RNV y en el listado de valores autorizados para cotizar de la BMV, entregando a sus dueños las correspondientes Acciones de Hylsamex libres de todo gravamen, cuya inscripción en el RNV y listado en la BMV se mantendrá vigente, por lo que dichas Acciones Hylsamex continuarán siendo objeto de cotización en la BMV.
Fideicomiso Emisor:	Fideicomiso No. 80366 de fecha 29 de enero de 2004.
Fiduciaria:	NAFIN.
Fideicomitente:	ALFA y, en su caso, aquellos accionistas de Hylsamex que aporten sus acciones al Fideicomiso a cambio de CPOs.
Fideicomisarios:	Los tenedores de los CPOs.
Representante Común:	Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero Banorte.
Valores a inscribirse:	Hasta 506'340,463 (Quinientos Seis Millones Trescientos Cuarenta Mil Cuatro Cientos Sesenta y Tres) CPOs, serie única, con valor nominal de $4.7996 (Cuatro Pesos 7996/1000 M.N.), cada uno de los cuales representa una acción común de la Serie "B", de pleno voto, sin expresión de valor nominal representativa del capital social de Hylsamex, las cuales cotizan en la Bolsa. Las acciones propiedad de

ALFA se encuentran gravadas conforme a la **Caución Bursátil** como se detalla en este Folleto Informativo.

Activos fideicomitidos:	Acciones comunes, Serie "B" representativas del capital social común suscrito y pagado de Hylsamex, inscritas en la Sección de Valores y Especial del RNV y que cotizan en la BMV, mismas que se encuentran gravadas conforme a la **Caución Bursátil** como se detalla en este Folleto Informativo.
Derechos conferidos por los CPOs:	Los derechos corporativos, patrimoniales o pecuniarios otorgados por las acciones representativas del capital social de Hylsamex afectas al Fideicomiso Emisor, de conformidad con los términos de éste último.
Mercado de los CPOs:	Los CPOs cotizarán en la Bolsa bajo la clave de pizarra "HYLSAMX CPO", sin mediar oferta pública de los mismos.
Posibles Adquirentes de los CPOs:	a) Los actuales accionistas de ALFA y otros accionistas de HYLSAMEX y b) Una vez cotizados en la Bolsa podrán ser adquiridos por (i) personas físicas o morales mexicanas o extranjeras de conformidad con las leyes aplicables; (ii) instituciones y sociedades mutualistas de seguros e instituciones de fianzas; (iii) fondos de pensiones, de ahorro, de jubilaciones del personal y de primas de antigüedad; (iv) sociedades de inversión común; y (v) arrendadoras financieras, empresas de factoraje financiero y uniones de crédito.
Dictamen de Valuación:	NAFIN emitió el dictamen a que se refieren los artículos 228 h de la Ley General de Títulos y Operaciones de Crédito y 14 bis 9 de la Ley del Mercado de Valores.
Legislación aplicable:	Los CPO's emitidos por NAFIN se regularán e interpretarán de conformidad con la legislación vigente en los Estados Unidos Mexicanos.
Destino de los fondos:	No se recibirán recursos por la inscripción de los Certificados de Participación en el RNV.
Régimen fiscal:	Las obligaciones de orden fiscal y las contribuciones que en todo caso se generen, entre otras, por los actos o actividades que se realicen, con motivo del cumplimiento de los fines del Fideicomiso y del ejercicio de las facultades del Comité Técnico, serán cumplidas en los términos de lo establecido

por la legislación tributaria mexicana y las disposiciones administrativas expedidas conforme la mismas, que se encuentren en vigor al momento en que se generen dichas obligaciones y contribuciones. En el evento que las disposiciones de índole fiscal sean modificadas o reformadas o impongan obligaciones adicionales respecto de los aspectos antes citados, las mismas se cubrirán por la parte obligada.

2. EXTRACTO DEL FIDEICOMISO

A continuación se presenta un extracto de las disposiciones más relevantes del Fideicomiso. Dicho extracto no pretende ser exhaustivo ni suficiente por lo que se sugiere remitirse a los términos y disposiciones contenidos en el propio fideicomiso, en el Acta de Emisión y en los títulos de los CPO's, copias de tales documentos están a disposición de los Tenedores en las oficinas del Representante Común

CONSTITUCIÓN DEL FIDEICOMISO

La FIDEICOMITENTE y la FIDUCIARIA convienen en celebrar el contrato de fideicomiso en virtud del cual, la FIDEICOMITENTE afecta y transmite en este acto a la FIDUCIARIA y ésta recibe, en fideicomiso y para los fines que se establecen en este contrato, un total de 197'334,903 (Ciento Noventa y Siete Millones Trescientas Treinta y Cuatro Mil Novecientas Tres) Acciones Hylsamex, todas ellas comunes, serie "B", nominativas, sin expresión de valor nominal, íntegramente suscritas y pagadas, de libre circulación y con plenos derechos de voto, representativas de la parte mínima fija del capital social y que amparan el 38.97% (Treinta y ocho punto noventa y siete por ciento) del capital social totalmente suscrito y pagado de Hylsamex; en el entendido que dichas Acciones Hylsamex se encuentran sujetas al CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX.

Asimismo, la FIDEICOMITENTE manifiesta que de aprobarse por su Asamblea de Accionistas, la SEGUNDA REDUCCIÓN DE CAPITAL afectará y transmitirá a la FIDUCIARIA en fideicomiso y para los fines que se establecen en este contrato de fideicomiso, un total de 258'233,637 (Doscientas cincuenta y ocho millones doscientas treinta y tres mil seiscientas treinta y siete) Acciones Hylsamex, todas ellas comunes, serie "B", nominativas, sin expresión de valor nominal, íntegramente suscritas y pagadas, de libre circulación y con plenos derechos de voto, representativas de la parte mínima fija del capital social y que amparan el 51% (Cincuenta y uno por ciento) del capital social totalmente suscrito y pagado de Hylsamex; en el entendido que dichas Acciones Hylsamex se encuentran sujetas al CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX. La FIDUCIARIA manifiesta que recibirá las acciones antes mencionadas.

Con base en el fondo común de la emisión integrado conforme a la Cláusula Décima Cuarta del fideicomiso y a los fines del presente contrato de fideicomiso, la FIDUCIARIA emitirá los CPO's.

PATRIMONIO

El patrimonio del presente fideicomiso se integra por:

a) Las Acciones Hylsamex que se encuentran sujetas al CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX y que sean aportadas por la FIDEICOMITENTE de acuerdo con el presente contrato de fideicomiso;

b) Las Acciones Hylsamex, que fueren en lo futuro aportadas por la FIDEICOMITENTE, que a su vez haya recibido de los accionistas de Hylsamex y que en consecuencia se incorporen al patrimonio del fideicomiso y al fondo común de la emisión que se realice. A la fecha de este contrato de fideicomiso y sin perjuicio de futuros incrementos en el capital social de Hylsamex o en el número de acciones que representen dicho capital social, las acciones totales susceptibles de incorporación al fondo común de la emisión alcanzan la totalidad de 506'340,463 (Quinientos Seis Millones Trescientos Cuarenta Mil Cuatrocientos Sesenta y Tres); y

c) En general, los demás bienes y derechos que se reciban o incorporen para o como consecuencia del cumplimiento de los fines del presente contrato de fideicomiso.

FINES

Son fines del fideicomiso materia del presente contrato:

Acciones Hylsamex. Que la FIDUCIARIA reciba y conserve la propiedad y titularidad de las Acciones Hylsamex que sean aportadas al patrimonio del Fideicomiso, para que las integre y conserve en el fondo común de la emisión establecido conforme a la Cláusula Décima Cuarta siguiente para el cumplimiento de los demás fines del Fideicomiso establecidos a continuación. En tanto esté en vigor el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, la FIDUCIARIA no podrá enajenar las Acciones Hylsamex que sean parte del patrimonio del fideicomiso y fondo común de la emisión, en forma inconsistente al mencionado CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX.

Derechos Corporativos. Que los derechos corporativos correspondientes a las Acciones Hylsamex parte del patrimonio del fideicomiso, incluido el de voto, sean ejercidos directamente por los tenedores de los CPO's mediante los mecanismos ordinarios que correspondan a los usos y costumbres en el medio bursátil, de tal suerte que Hylsamex reconocerá a las personas a que se refieran las constancias que en su caso emita el S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("INDEVAL"), complementadas con las que expidan los intermediarios bursátiles y otras entidades, como facultadas para ejercer el derecho y sentido del voto de las Acciones Hylsamex fideicomitidas, a razón de una acción por un CPO, sin mayor formalidad. De igual forma, la FIDUCIARIA procederá en el ejercicio de los mencionados derechos corporativos conforme a lo estipulado en la Cláusula 5.1 del fideicomiso. En los términos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, en caso de incumplimiento de las obligaciones garantizadas, entonces y en dicho caso, la FIDUCIARIA ejercerá el derecho de voto que corresponda a las Acciones Hylsamex que formen parte del patrimonio del fideicomiso según se prevé en dicho instrumento.

Derechos Patrimoniales o Pecuniarios. Que la FIDUCIARIA ejercite todos los derechos patrimoniales o pecuniarios que confieran o se deriven de las Acciones Hylsamex que formen parte del patrimonio del Fideicomiso y fondo común de la Emisión , de acuerdo con las instrucciones que reciba del Comité Técnico en los términos de la Cláusula Quinta siguiente, respetando siempre los términos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX. En el concepto de que si en el ejercicio de dichos derechos la FIDUCIARIA recibe Acciones Hylsamex adicionales, dichas nuevas acciones pasarán a formar parte del patrimonio del Fideicomiso y del fondo común de la emisión, quedando afectas y aportadas para todos los efectos del presente contrato de fideicomiso. Asimismo, la FIDUCIARIA procederá en términos de la Cláusula 5.2 siguiente.

Emisión de CPO's. Que la FIDUCIARIA mantenga las Acciones Hylsamex parte del patrimonio del Fideicomiso y fondo común de la Emisión integrado conforme a la Cláusula Décimo Cuarta siguiente. Con base en ello emitirá CPO's que incorporarán los derechos corporativos y los patrimoniales o pecuniarios derivados de dichas acciones, en el entendido que la FIDUCIARIA podrá expedir títulos que amparen el mismo número de CPO's que de acciones en que se divida el capital social total suscrito y pagado de Hylsamex. La emisión de los CPO's tendrán las características que se fijen para tal efecto en el acta de emisión respectiva, cuyos términos y condiciones serán establecidos por el Comité Técnico y aprobados por la CNBV.

Distribución de CPO's. Que la FIDUCIARIA entregue los CPO's al FIDEICOMITENTE para su distribución conforme a la Cláusula Novena siguiente bajo la base de que solamente podrán poner en circulación tantos CPO's como el número de Acciones Hylsamex integrantes del patrimonio del Fideicomiso y fondo común de la Emisión , considerándose al resto de los CPO's como Certificados de Tesorería. Por ningún motivo podrán la FIDEICOMITENTE y la FIDUCIARIA poner en circulación una cantidad mayor de CPO's que la cantidad de Acciones Hylsamex integrantes del fondo común de la emisión. Los títulos que amparen los CPO's emitidos por la FIDUCIARIA podrán ser depositados en el INDEVAL.

Modificación en el número de Acciones Hylsamex. Que en el evento que el número de acciones se incremente, por virtud de acuerdo de los órganos internos corporativos de Hylsamex que lo hubiere decretado, la FIDUCIARIA canjeará los títulos que hubiera depositado en INDEVAL o entregado físicamente a los fideicomisarios, por nuevos títulos en los que se asiente el número de CPO's que correspondan en función del cambio en el número de acciones, utilizando el mismo factor que hubiere utilizado el órgano interno de Hylsamex, de tal suerte que en todo caso se mantenga la proporcionalidad

de una acción a un CPO. En caso de amortización o redención de Acciones Hylsamex, el Comité Técnico del fideicomiso instruirá a la FIDUCIARIA conforme a las disposiciones legales aplicables y a los sanos usos y costumbres bursátiles. Los CPO's podrán ser adquiridos indistintamente por inversionistas tanto mexicanos como extranjeros, pero en el caso de éstos últimos, por el sólo hecho de la suscripción y tenencia de dichos valores, se entenderá que convienen con el Gobierno Mexicano, ante la Secretaría de Relaciones Exteriores en considerarse como nacionales respecto de los propios CPO's que detenten y convienen por el sólo hecho de su tenencia, en no invocar la protección de sus gobiernos, bajo la pena, en caso contrario, de perder la titularidad de los CPO's en beneficio de la Nación Mexicana.

Ejecución de la caución bursátil. Que en caso de que se ejecute la garantía contenida en el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, la FIDUCIARIA obre en la forma y términos que se indica en dicho documento para la debida ejecución de la garantía, caso en el cual, podrá cancelar los CPO's que hubiere emitido, sin pago alguno o mediante el pago de cualquier remanente que hubiere recibido por la enajenación de las Acciones Hylsamex fideicomitidas. Con este propósito, la FIDUCIARIA, firmará inmediatamente después de la celebración de este contrato de fideicomiso un convenio de modificación del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX y un contrato de cesión y asunción. En caso de que por disposición legal o contractual, existiera algún derecho residual, el Representante Común instruirá a la FIDUCIARIA respecto de las medidas para el ejercicio de dichos derechos y respecto de su distribución entre los titulares de los CPO's en la forma y términos mas equitativos entre éstos últimos.

Cancelación de los CPO's y entrega de Acciones Hylsamex. Que cancele y canjee los CPO's emitidos conforme a este contrato por Acciones Hylsamex, cuando, en su caso, se hubiere extinguido el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX y que los tenedores de los CPO's fueren inversionistas que puedan adquirir acciones de Hylsamex conforme a los estatutos sociales de ésta última.

Otros actos. Que conforme a las instrucciones que reciba del Comité Técnico del fideicomiso, la FIDUCIARIA realice todos aquellos otros actos que fueren necesarios para la realización de los fines del FIDEICOMISO o consecuencia de dichos fines, incluyendo en su caso los actos de defensa del patrimonio del FIDEICOMISO.

EJERCICIO DE DERECHOS

1. Derechos Corporativos. Para el ejercicio de los derechos corporativos de las Acciones Hylsamex que formen parte del patrimonio del fideicomiso, según se prevé en la Cláusula 4.2 del fideicomiso, en particular para representar y votar dichas acciones en las Asambleas Ordinarias, Extraordinarias o Especiales de Accionistas de HYLSAMEX, los titulares de los CPO's podrán ejercitar el derecho de voto que corresponda a las acciones que formen parte del patrimonio del fideicomiso. Para este efecto la FIDUCIARIA deberá instrumentar el mecanismo correspondiente de conformidad con los usos bursátiles prevalecientes en el mercado mexicano de valores, sin que sea necesario que se convoque a Asamblea de tenedores, para que los tenedores de los CPO's puedan ejercitar este derecho De esta suerte, la constancia de depósito de valores expedida por la institución depositaria de valores, complementada por el listado de titulares que la acompañe, acreditará ante Hylsamex, las personas que podrán ejercer el derecho de voto que corresponda a las acciones en el fondo común de este fideicomiso, a razón de un voto por certificado de participación ordinario expedido, ya que cada uno de ellos representa una acción aportada al fondo común de este fideicomiso. En su defecto, el Comité Técnico de este fideicomiso podrá otorgar instrucciones respecto del ejercicio del derecho correspondiente. En el supuesto previsto en la cláusula Sexta del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, los tenedores de los CPO's no podrán ejercer el derecho de voto que corresponda a las acciones en fideicomiso, sino que será ejercitado en los términos previstos en dicho contrato.

2 Derechos Patrimoniales o Pecuniarios. La FIDUCIARIA respetando los términos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX entregará a los tenedores de los CPO's, el importe de los productos que reciba como consecuencia del ejercicio de los derechos patrimoniales o pecuniarios de aquellas de las Acciones Hylsamex con base en las cuales se expidieron los CPO's de que se trate, previa retención en su caso del Impuesto Sobre la Renta que proceda. Si como consecuencia del ejercicio de los derechos patrimoniales o pecuniarios mencionados, la FIDUCIARIA recibe nuevas Acciones Hylsamex derivados de aumentos de capital, con base en dichas nuevas Acciones emitirá CPO's adicionales que representen esas nuevas Acciones y entregará a los tenedores de los CPO's existentes

(con anterioridad a la fecha del aumento de capital de que se trate y en la proporción que les corresponda) una emisión de nuevos CPO's. En el entendido de que la nueva emisión de CPO's se hará previo pago del valor de suscripción de las nuevas Acciones Hylsamex; si las nuevas acciones hubieren sido emitidas para representar aumentos de capital pagaderos en efectivo, o bien sin pago alguno si las nuevas Acciones Hylsamex con base en las cuales se hubieren emitido los nuevos CPO's hubieren sido emitidos para representar aumentos de capital por capitalización de primas de capital, utilidades y otras partidas del capital contable legalmente susceptible de ser capitalizadas de Hylsamex.

COMITÉ TÉCNICO DEL FIDEICOMISO

De conformidad con el Artículo 80, Párrafo Tercero, de la Ley de Instituciones de Crédito, el Comité Técnico de este Fideicomiso se constituirá con cinco miembros y entrará en funciones a partir de la fecha de firma del presente Contrato.

1. Integración. Hasta en tanto la FIDEICOMITENTE conserve cuando menos un veinticinco por ciento de los CPO's originales, un integrante del Comité Técnico será nombrado por la FIDEICOMITENTE, un segundo integrante será nombrado por Hylsamex y los tres restantes miembros serán nombrados por el Representante Común. Una vez que la FIDEICOMITENTE deje de ser titular de cuando menos un 25% de los CPO's originales, de los cinco miembros, dos serán nombrados por Hylsamex y tres por el Representante Común. A las reuniones del Comité Técnico podrá concurrir un representante de la FIDUCIARIA con voz pero sin voto. Por cada miembro propietario se podrá nombrar un miembro suplente, quien podrá actuar en caso de falta temporal o definitiva del propietario. Los miembros suplentes serán nombrados por las personas que conforme a este contrato de fideicomiso nombran al correspondiente miembro propietario. Deberá notificarse por escrito a la FIDUCIARIA de la designación de cada uno de los miembros del Comité Técnico y de sus suplentes.

2. Operación. El Comité Técnico del fideicomiso operará y actuará de acuerdo con las siguientes reglas:

2.1 Resoluciones. El Comité Técnico podrá adoptar resoluciones sin que sus miembros se reúnan, mediante simple comunicado que remita a la FIDUCIARIA, que sea firmado o confirmado a la FIDUCIARIA por la totalidad de sus miembros. La confirmación correspondiente podrá ser realizada a través de medios electrónicos, tales como fax o correo electrónico. Presidirá el Comité Técnico del FIDEICOMISO alguno de los miembros designados por Hylsamex. Fungirá como Secretario del Comité Técnico del FIDEICOMISO el miembro de éste que designen por mayoría de votos los miembros de dicho Comité. El Presidente no tendrá voto de calidad.

2.2 Quórum de las Sesiones. Para que el Comité Técnico del FIDEICOMISO pueda actuar válidamente se requerirá la presencia de cuatro de sus cinco miembros; y sus acuerdos se tomarán por mayoría de cuando menos cuatro de los miembros del Comité. Cada miembro propietario tendrá derecho a un voto y los suplentes tendrán tal derecho sólo en caso de ausencia de la persona a quién suplan. El Comité Técnico podrá invitar a sus sesiones, cuando así lo considere conveniente, a cualquier persona que tenga relación con algún asunto del orden del día correspondiente, quien concurrirá con voz pero sin voto.

2.3 Reglas. El Comité Técnico tendrá las siguientes reglas de funcionamiento:

2.3.1 Las convocatorias a sesiones del Comité Técnico serán hechas por el Secretario del Comité Técnico, a petición de cualquiera de los miembros del mismo, por lo menos con 3 (tres) días hábiles de anticipación, mediante escrito, telex o telefax dirigido a los miembros del Comité, a los domicilios que éstos hubieren indicado a la FIDUCIARIA; en el concepto de que la Convocatoria deberá indicar el lugar, fecha y hora de la sesión y los asuntos a tratar en la misma. En caso de encontrarse presentes todos los miembros del mismo, la sesión será válida sin necesidad de convocatoria.

2.3.2 El Comité Técnico estará facultado para dar a la FIDUCIARIA las instrucciones que se prevén en la Cláusula Cuarta del presente contrato de fideicomiso, así como cualesquiera otras instrucciones que fueren necesarias para llevar a cabo los fines del FIDEICOMISO. Ante cualquier falta del Representante Común de los tenedores de los CPO's y hasta en tanto estos no designaren un nuevo Representante Común, el Comité Técnico para todos los efectos legales, se considerará como el representante de los tenedores de los CPO's. Para estos fines, las personas físicas que conformen el

Comité Técnico continuarán en sus funciones hasta que tomen posesión de sus cargos quienes deban de substituirles.

2.3.3 El Comité Técnico podrá en cualquier momento, acordar la designación de una nueva institución fiduciaria que desempeñe el cargo de FIDUCIARIA, o de acordar e instruir a la FIDUCIARIA que se transfiera el patrimonio del FIDEICOMISO a otro fideicomiso en la institución fiduciaria que el Comité Técnico o la Asamblea de Tenedores determinen, con fines substancialmente iguales a los previstos en el presente FIDEICOMISO y respetando en todo caso el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, en el concepto de que los CPO's que emita la institución fiduciaria en base al patrimonio del nuevo fideicomiso, serán canjeados por los CPO's que se hubieren emitido conforme a este FIDEICOMISO, siendo fideicomisarios del nuevo fideicomiso quienes tuvieren tal carácter en el presente.

2.4 Actas de las Sesiones. De cada sesión será levantada un acta que deberán firmar todos los asistentes y quedará en poder de la FIDUCIARIA, la cual podrá expedir las copias certificadas de las actas que los miembros del Comité Técnico del FIDEICOMISO le soliciten. El Presidente de cada sesión, tendrá la obligación de hacer llegar a la FIDUCIARIA un ejemplar del acta correspondiente.

3. Facultades. El Comité Técnico, en forma no limitativa, tendrá las siguientes facultades:

3.1 Instruir a la FIDUCIARIA para que ésta celebre los actos jurídicos y suscriba los contratos y los convenios que sean necesarios y realice los trámites y gestiones que correspondan, a efecto de llevar a cabo la emisión de los CPO's, conforme a este contrato de fideicomiso.

3.2 Designar en su caso, apoderados para el ejercicio de los derechos corporativos de las Acciones Hylsamex al fondo común de este fideicomiso, conforme a la cláusula anterior.

3.3 Instruir a la FIDUCIARIA respecto de las personas a quienes deberán conferirse poderes para llevar a cabo la defensa del patrimonio de este fideicomiso y respecto de cualquier otra instrucción para su administración adecuada.

3.4 Resolver e instruir a la FIDUCIARIA respecto de cualquier situación no prevista expresamente en el presente contrato de fideicomiso.

RESPONSABILIDAD DE LA FIDUCIARIA

La FIDUCIARIA no tendrá responsabilidad alguna frente a la FIDEICOMITENTE, ni frente a los otros fideicomisarios por hechos o actos de terceros que impidan o dificulten la ejecución del FIDEICOMISO, ni por actuar en acatamiento de las instrucciones que reciba del Comité Técnico del FIDEICOMISO. La FIDUCIARIA está tan sólo obligada a hacer conocimiento del Presidente del Comité Técnico del acontecimiento que se hubiere presentado.

DURACIÓN DEL FIDEICOMISO

En caso de que los efectos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX lleguen a concluir, y en consecuencia las Acciones Hylsamex no fueren ya objeto de dicho contrato, entonces y en dicho caso, la FIDUCIARIA, sin necesidad de instrucciones del Comité Técnico, deberá de canjear las Acciones Hylsamex, por los CPO's que hubiere emitido, en su proporción, y procederá a terminar este Contrato.

En caso de que se hubiere ejecutado la garantía prevista en el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, este FIDEICOMISO durará tanto tiempo como sea necesario, pero sin exceder de 50 (cincuenta años), a efecto de que pueda obrarse en los términos indicados en la Cláusula 4.7 del fideicomiso y se distribuya cualquier bien o derecho remanente entre los titulares de los CPO's.

En caso de que una vez concluido el plazo de 50 (cincuenta años) no se hubieren terminado los efectos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX o no se haya distribuido cualesquier remanente, entonces y en dicho caso, el Comité Técnico podrá acordar e instruir a la FIDUCIARIA para

que transfiera el patrimonio del fideicomiso a otro fideicomiso en la institución fiduciaria que el Comité Técnico determine, con fines substancialmente iguales a los previstos en el presente contrato.

Los CPO's que emita la institución fiduciaria en base al patrimonio del nuevo fideicomiso, serán canjeados por los CPO's que se hubieren emitido conforme al presente contrato, siendo fideicomisarios del nuevo fideicomiso quienes tuvieran tal carácter en el presente, o bien, según lo indique el Comité Técnico o la Asamblea de Tenedores, si fuere posible, al término de dicho plazo o de cualquier extensión al mismo, si la FIDUCIARIA no pudiere entregar las Acciones Hylsamex a los tenedores de los CPO's emitidos o no hubiere recibido instrucciones del Comité Técnico del FIDEICOMISO respecto de la forma y términos de transferir el patrimonio de este FIDEICOMISO a otro, ni respecto de la forma y términos en los que deberá proceder a canjear por Acciones Hylsamex por los CPO's emitidos o enajenar las Acciones Hylsamex que aún formen parte del fideicomiso, entonces la FIDUCIARIA procederá a vender la totalidad de las Acciones Hylsamex que aún formen parte del patrimonio del FIDEICOMISO en la Bolsa.

Con las cantidades obtenidas de la venta antes mencionada, la FIDUCIARIA procederá a cubrir cualquier cantidad de los créditos a que se refiere el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX y entregará cualquier derecho que tuviera y el importe neto del producto de dicha venta a los tenedores de los CPO's que hubiere emitido, en la proporción que les corresponda.

FONDO COMÚN

Las Acciones Hylsamex afectas al patrimonio del Fideicomiso constituirán el fondo común de la emisión, dichas acciones se entregarán a la FIDUCIARIA conforme a los términos y condiciones de la PRIMERA REDUCCIÓN DE CAPITAL y a la SEGUNDA REDUCCIÓN DE CAPITAL. Adicionalmente, la FIDEICOMITENTE aportará a dicho fondo común las Acciones Hylsamex que en su caso reciba de otros accionistas de Hylsamex para su canje por CPO's emitidos por la FIDUCIARIA.

TENEDORES DE LOS CPO'S

Los CPO's que se emiten al amparo de este FIDEICOMISO podrán ser adquiridos por inversionistas mexicanos o extranjeros.

Las personas físicas o morales extranjeras, las unidades económicas extranjeras sin personalidad jurídica, las empresas mexicanas en las que participe mayoritariamente el capital extranjero y los inmigrados que se encuentren vinculados con centros de decisión económica del exterior, por el sólo hecho de la suscripción y tenencia de los CPO's que se emitan en los términos del presente contrato, se entenderá que convienen con el Gobierno Mexicano, ante la Secretaria de Relaciones Exteriores, en considerarse como nacionales respecto de los CPO's que adquieran y de los que sean legítimos tenedores y convienen, por el sólo hecho de su adquisición y tenencia, en no invocar por lo mismo la protección de sus Gobiernos bajo la pena, en caso contrario, de perder la titularidad de los CPO's de mérito en beneficio de la Nación Mexicana.

DERECHOS DE LOS TENEDORES

Los derechos de los tenedores de los CPO's, se establecerán en el Acta de Emisión.

REPRESENTANTE COMÚN

El Representante Común tendrá las siguientes facultades, en adición a las que le son inherentes de conformidad con las disposiciones legales:

a) *Revisar en cualquier momento el estado que guarda el patrimonio fideicomitido.*
b) *Solicitar a la FIDUCIARIA cualquier información necesaria para cumplir con las obligaciones derivadas de su encargo.*
c) *Verificar el debido cumplimiento de las obligaciones contenidas en el presente Fideicomiso.*
d) *Las demás que le confiera el acta de emisión.*

3. DICTAMEN NAFIN.



nacional financiera, s. n. c.

DICTAMEN TÉCNICO PARA LA EMISIÓN DE LOS CERTIFICADOS DE PARTICIPACIÓN ORDINARIOS NO AMORTIZABLES "HYLSAMX CPO".

En virtud del Fideicomiso número 80366 constituido en Nacional Financiera, S.N.C., el 29 de enero de 2004 y la afectación de las acciones comunes, serie "B", nominativas, sin expresión de valor nominal, íntegramente suscritas y pagadas, todas ellas representativas del capital social mínimo fijo sin derecho a retiro de HYLSAMEX, S.A. de C.V., se llevará a cabo la emisión de certificados de participación ordinarios no amortizables "HYLSAMX CPO" en los términos previstos en el Fideicomiso referido y en el acta de emisión correspondiente hasta por:

---------------506'340,463---------------
(quinientos seis millones trescientos cuarenta mil cuatrocientos sesenta y tres Certificados de Participación Ordinarios no Amortizables)

Cada uno integrado por 1 (una) acción común, serie "B", nominativa, sin expresión de valor nominal, representativas del capital pagado de HYLSAMEX, S.A. de C.V.

Los valores que se presentan a continuación son estimaciones realizadas por Nacional Financiera, S.N.C., basadas en el valor teórico de las acciones comunes serie "B" de HYLSAMEX, S.A. de C.V., de acuerdo a información proporcionada por la Emisora al 22 de enero de 2004.

De acuerdo al análisis practicado por esta Institución y considerando el valor de los bienes fideicomitidos conforme a lo que establece el Artículo 228-II de la Ley General de Títulos y Operaciones de Crédito, el monto total de la emisión de los certificados de participación ordinarios no amortizables de HYLSAMEX, S.A. de C.V., es de:

---------------$2,430'231,686.00---------------
(dos mil cuatrocientos treinta millones doscientos treinta y un mil seiscientos ochenta y seis pesos 00/100 M.N.)

Para el efecto circunscrito de los Artículos 228-L y fracción IV del 228-N de la Ley General de Títulos y Operaciones de Crédito, el valor nominal estimado de cada Certificado es de:

---------------$4.7996---------------
(cuatro pesos 7996/10000 M.N.)

Debido a que el presente dictamen se emite con base en la documentación recibida del solicitante, su expedición no implica responsabilidad alguna para Nacional Financiera, S.N.C., en relación con la veracidad de la información proporcionada por el mismo.

México D.F., a 3 de febrero de 2004.

Act. Arturo Monroy Ballesteros
Subdirector de Banca de Inversión

Lic. Hortensia Contreras Torres
Directora de Banca de Inversión

4. DESTINO DE LOS FONDOS

Ni Hylsamex, ni la Fiduciaria recibirán recursos por la inscripción de los CPOs en el RNV. Asimismo, ALFA no recibirá recursos monetarios derivados de las aportaciones de las Acciones Hylsamex a la Fiduciaria.

Los accionistas de ALFA que reciban los CPOs y los accionistas de Hylsamex que canjeen sus acciones por CPOs no cubrirán pago alguno a Hylsamex, ALFA o a NAFIN por dichos conceptos.

5. MECÁNICA DE DISTRIBUCIÓN DE LOS CERTIFICADOS DE PARTICIPACIÓN

a) Accionistas de ALFA.

Los accionistas de ALFA recibirán los CPO's, en la proporción descrita el apartado *"D" Sección 3 "Eventos Recientes"* del presente Folleto Informativo, a través de las casas de bolsa o entidades depositantes que mantengan la custodia de sus acciones de ALFA en el Indeval (los "Custodios"), mediante transferencia a sus cuentas abiertas con dichos Custodios.

En caso de requerirlo, dichos accionistas podrán recibir los títulos que amparen los CPO's correspondientes de forma directa en la Secretaría del Consejo de Administración de ALFA con el objeto de mantener la custodia física de sus títulos.

Los términos de la entrega y distribución de los CPO's se realizarán conforme a los acuerdos adoptados por las Asambleas Generales Extraordinarias de Accionistas de ALFA a que se refieren el apartado *"D" "Disminuciones de Capital de ALFA" Sección 3 "Eventos Recientes"* del presente Folleto Informativo.

b) Otros accionistas de Hylsamex.

Los accionistas de Hylsamex, distintos de ALFA, que deseen intercambiar sus Acciones Hylsamex por CPOs deberán entregar la documentación que al efecto les requieran sus Custodios, y en su caso, la Secretaría del Consejo de Administración de ALFA a partir de marzo de 2004. En el entendido que: (i) las Acciones Hylsamex entregadas se afectarán al patrimonio y fondo común del Fideicomiso y **formarán parte de la Caución Bursátil**, y (ii) una vez canjeadas no podrán solicitar la devolución de sus Acciones Hylsamex, sino hasta que se cancele la totalidad de la emisión de CPOs.

c) Custodia de los CPO's.

De conformidad con las disposiciones legales aplicables, los tenedores de los CPO's, que sean accionistas de ALFA o que canjeen sus acciones de Hylsamex por CPO's, podrán mantener los CPO's con sus Custodios para que a su vez sean depositados en Indeval o tendrán la posibilidad de mantener la custodia de dichos valores en forma física.

d) Circulación de los CPO's.

La Fiduciaria emitirá un número máximo de CPO's equivalente al número total de acciones en que se divida el total del capital social de Hylsamex, en el concepto de que solamente podrán ponerse en circulación tantos CPO's como Acciones Hylsamex sean efectivamente aportadas al fondo común de la emisión y patrimonio del Fideicomiso, quedando el resto como Certificados de Tesorería.

6. NOMBRES DE LAS PERSONAS CON PARTICIPACIÓN RELEVANTE EN LA INSCRIPCIÓN DE LOS CPO'S

Persona	Cargo	Entidad
Ing. Alejandro Elizondo Barragán	Director General	Hylsamex
C.P. Ernesto Ortiz Lambretón	Director de Finanzas y Administración	Hylsamex
Lic. Carlos Jiménez Barrera	Director Jurídico	Hylsamex
Lic. Ricardo Antonio Rangel Fernández MacGregor	Delegado Fiduciario General	NAFIN
Lic. Alberto Saavedra Olavarrieta	Socio	Santamarina y Steta
C.P. Carlos Arreola Enríquez	Socio	PricewaterhouseCoopers

III. LA COMPAÑÍA

1. HISTORIA Y DESARROLLO DE LA COMPAÑÍA

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2. DESCRIPCIÓN DEL NEGOCIO

2.1 Actividad Principal.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2.2 Canales de Distribución.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2.3 Patentes, Licencias, Marcas y Otros Contratos.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2.4 Principales Clientes y Proveedores.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2.5 Legislación Aplicable y Situación Tributaria.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2.6 Recursos Humanos.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2.7 Desempeño Ambiental.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2.8 Información de Mercado.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2.9 Estructura Corporativa.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2.10 Descripción de los Principales Activos.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2.11 Procesos Judiciales, Administrativos o Arbitrajes.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2.12 Acciones representativas del Capital Social.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2.13 Dividendos.

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

3. ALIANZAS ESTRATÉGICAS

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

IV. INFORMACIÓN FINANCIERA

1. INFORMACIÓN FINANCIERA SELECCIONADA

Adicionalmente a la Información contenida en esta sección, se incorpora por referencia la Información económica, contable y financiera proporcionada por Hylsamex a la CNBV, la BMV y el público inversionista el 10 de febrero de 2004, de conformidad con el artículo 33, fracción II, de las Disposiciones.

La siguiente tabla presenta información financiera resumida de la Compañía, por ciertos períodos relevantes.

HYLSAMEX, S.A. de C.V.

Resumen de Información Financiera Consolidada (1)

(Cifras en millones Ps. a pesos de Septiembre de 2003)	9M02	9M03
Estado de Resultados:		
Ingreso Total	10,121	11,760
Doméstico	8,122	9,008
Exportación	1,999	2,752
Costo de ventas	-8,729	-10,364
Gastos de operación	-874	-901
Utilidad de operación	518	495
Resultado integral de financiamiento	-1,396	-1,112
Otros (gastos) productos, neto	-174	12
Resultado de compañías asociadas no consolidadas(2)	30	205
Impuestos y PTU(3)	668	219
Pérdida neta consolidada	-354	-181
Interés minoritario(4)	-4	-8
Pérdida neta mayoritaria	-358	-189
Pérdida neta por acción(5)	-0.71	-0.37
Balance General:		
Activo circulante	6,188	6,256
Activo no circulantes	23,176	22,822
Otros activos	416	592
Activos totales	29,780	29,670
Pasivo circulante no bancario	2,558	2,535
Deuda bancaria	11,852	12,131
Pasivo no bancario a largo plazo	1,382	1,622
Otros pasivos(6)	2,410	2,363
Total pasivos	18,202	18,651
Capital contable	11,578	11,019
Total pasivo y capital	29,780	29,670
Capital mayoritario(7)	9,577	9,184
Valor contable por acción(8)	18.91	18.14

Otra información relevante:

Capital de trabajo[9]	-1,300	-446
Depreciación y amortización	959	1,007
Flujo de la operación[10]	1,477	1,502
Inversión en activo fijo	106	389
Dividendos pagados	-	-

	9M02	9M03
Volumen de Ventas [11]		
Mercado doméstico	1,669	1,657
Mercado de exportación	403	496
Total	2,072	2,153
Número de empleados	7,184	7,232
Núm. de acciones al cierre	506.34	506.34
Razones Financieras		
Razón circulante	2.30	2.00
Pasivo a capital contable	1.57	1.69
Deuda, neta de caja a capital contable	0.96	1.04
Utilidad de operación a ventas	5.1%	4.2%
Flujo de la operación a ventas	14.6%	12.8%
Cobertura de intereses[12]	1.52	2.02
Deuda neta a flujo de la operación[13]	7.50	7.61
Deuda a pasivo total	0.65	0.65
Deuda a largo plazo a deuda total	0.99	0.95
Efectivo y equivalentes de efectivo	773	700
Gastos financieros, neto	-850	-754
Comportamiento de la acción:		
Volumen operado[14]	28,701	22,203
Precio promedio[15]	7.58	5.69
Precio de cierre[15]	6.90	7.10

(Cifras en US$ millones)	9M02	9M03
Estado de Resultados:		
Ingreso Total	1,005	1,091
Doméstico	808	836
Exportación	197	255
Costo de ventas	-868	-962
Gastos de operación	-87	-83
Utilidad de operación	50	46
Resultado integral de financiamiento[2]	-138	-103
Otros (gastos) productos, neto	-17	2
Resultado de compañías asociadas no consolidadas[3]	2	20

Impuestos y PTU[4]	68	21
Pérdida neta consolidada	-35	-16
Pérdida neta mayoritaria	-36	-16
Balance General:		
Efectivo y valores de realización inmediata	73	64
Deuda bancaria	1,121	1,110

(Cifras en US$ millones)	**9M02**	**9M03**
Otra información relevante:		
Capital de trabajo [9]	-122	-42
Depreciación y amortización	96	93
Flujo de la operación[10]	146	139
Inversión en activo fijo	11	36
Gastos financieros, neto	-85	-70

Notas a la información financiera:

1. Cantidades anuales en millones de pesos reexpresadas al 30 de septiembre de 2003 y millones de dólares nominales. Las cantidades en pesos se convirtieron a dólares usando el tipo de cambio promedio de los períodos en que se dieron los ingresos o egresos, así como el tipo de cambio de cierre para las cifras de balance. Hylsamex considera que es importante complementar la información financiera en pesos con cifras en dólares, debido a la dolarización de sus ingresos, que se estima en 100%, y a la tenencia de acciones por parte de inversionistas extranjeros.
2. Representa la participación de Hylsamex en los resultados de empresa asociada no consolidada Sidor.
3. A partir del año 2000, Hylsamex aplica el Boletín D-4 del Instituto Mexicano de Contadores Públicos, que regula lo relativo al manejo de Impuestos Diferidos.
4. Corresponde a la participación en los resultados consolidados de Hylsamex de los socios minoritarios que se tienen en diferentes empresas, como IMEXA con Peña Colorada, Worthington Industries con Acerex y 19 accionistas con PEGI.
5. Calculada con base en el número promedio de acciones en circulación: 506.3 millones de acciones en 2002 y 2003.
6. Corresponde al renglón Impuestos Diferidos, que se creó a partir de 2000 con base en la aplicación del Boletín D-4.
7. Corresponde al capital contable de la tenedora Hylsamex, S.A. de C.V., es decir, descontando del capital consolidado, el correspondiente a los diferentes socios minoritarios que se tienen en algunas empresas.
8. Con base en el número de acciones en circulación: 506.3 millones en 2003.
9. Resultado de sumar los saldos de cuentas por cobrar e inventarios y restar el de la cuenta de proveedores.
10. Utilidad de operación más depreciaciones y amortizaciones.
11. En miles de toneladas métricas
12. Flujo de operación dividido entre gastos financieros netos de productos financieros.
13. Deuda bancaria, neta de reservas en efectivo, dividida entre el flujo de operación.
14. Miles de acciones.
15. Pesos por acción reportados al cierre de cada período, sin ajustar.

2. INFORMACIÓN FINANCIERA POR LÍNEA DE NEGOCIO, ZONA GEOGRÁFICA Y VENTAS DE EXPORTACIÓN

La administración de la Compañía evalúa sus operaciones en base a un solo segmento de negocios, el acero. Se tienen, sin embargo, los siguientes segmentos geográficos, los cuales fueron determinados en atención a la ubicación geográfica de los clientes:

Ventas Netas

(Cifras en Millones de Pesos)	9M02	%	9M03	%
México	8,122	80.2	9,008	76.6
Estados Unidos y Canadá	1,924	19.0	1,900	16.2
Otros	75	0.8	852	7.2
Total de ventas consolidadas	**10,121**	**100.0**	**11,760**	**100.0**

Todos los inmuebles, maquinaria y equipo propiedad de la Compañía que se incluyen en el estado consolidado de situación financiera se encuentran en México.

3. INFORME DE CRÉDITOS RELEVANTES

Los créditos más relevantes de la deuda total por Ps.12,131 millones (US$1,110 millones) que muestran los estados financieros de la Compañía a nivel consolidado al 30 de septiembre de 2003 son los siguientes:

Porción A

Deudor:	Hylsa
Monto:	US$318 millones
Plazo:	7 años, incluidos dos años de gracia en pago de principal.
Vencimiento final:	Marzo 31, 2009
Intereses:	Tasa LIBOR más 4% anual, con una porción equivalente a 2% diferida hasta el 31 de marzo de 2004, que se capitalizará trimestralmente y que se pagará en 2009. A partir del 1 de abril de 2004, se pagarán trimestralmente los intereses en efectivo.

Porción B

Deudor:	Hylsamex
Monto:	US$202 millones
Plazo:	8 años, incluidos cuatro años de gracia en pago de principal.
Vencimiento final:	Marzo 31, 2010.
Intereses:	Tasa LIBOR más 4% anual. Se diferirán cada uno de los pagos de intereses hasta el 31 de marzo de 2005, y se pagarán en 2010. A partir del 1 de abril de 2005, se pagarán trimestralmente los intereses en efectivo.

Eurobono 2007

Deudor:	Hylsa
Monto:	US$139 millones.
Plazo:	10 años.
Vencimiento final:	Septiembre 15, 2007.
Intereses:	Tasa 9.25% anual, pagadero en marzo y en septiembre de cada año.

Eurobono 2010

Deudor:	Hylsa
Monto:	US$161 millones.
Plazo:	8 años.
Vencimiento final:	Diciembre 15, 2010.
Intereses:	Tasa 10.5% anual, pagadero en junio y en diciembre de cada año.

Pagarés de Mediano Plazo

Deudor:	Hylsa
Monto:	223.458 millones de Unidades de Inversión (UDIs) equivalentes a US$67.4 millones al 30 de septiembre de 2003.
Plazo:	7 años.
Vencimiento final:	Marzo de 2007
Intereses:	Tasa 8.75% anual, pagadero en marzo y en septiembre de cada año.

El 19 de diciembre del año 2003, un 91.18% de los tenedores del Pagaré a Mediano Plazo intercambiaron su instrumento por Certificados Bursátiles, representando 203.7 millones de Unidades de Inversión (US$60.4 millones; asumiendo un tipo de cambio de MXP 11.30/USD). El valor de la Unidad de Inversión a esta fecha es de 3.348183. El nuevo

Certificado Bursátil mantiene la misma tasa de interés real de 8.75%, y tiene vencimientos de principal iguales el 9 de marzo y 9 de septiembre de 2008. Los tenedores que no intercambiaron por Certificados Bursátiles permanecen como titulares del Pagaré a Mediano Plazo con vencimiento el 9 de marzo de 2007. Tanto el Pagaré a Mediano Plazo como el nuevo Certificado Bursátil mantienen una calificación crediticia de "CCC (mex)" otorgada por Fitch Ratings.

Crédito Revolvente Bancomext

Deudor:	Hylsa
Monto:	E.U.A.$30 millones.
Plazo:	5 años.
Vencimiento final:	Febrero 3, 2005.
Intereses:	Tasa Libor más 2.7757% anual, pagadero en febrero, mayo, agosto y en noviembre de cada año.

Export-backed facility

Deudor:	Galvak
Monto:	US$140 millones.
Plazo:	5 años.
Vencimiento final:	Julio 22, 2007.
Intereses:	Tasa Libor más 3.5% anual, con un año de gracia en pago de principal. Los vencimientos del principal son: 15% durante el segundo año, 25% durante el tercer año y 30% durante cada uno de los años restantes.

A la fecha del Folleto Informativo, la Compañía se encuentra al corriente en el pago del capital e intereses de los créditos antes mencionados.

4. COMENTARIOS Y ANÁLISIS DE LA ADMINISTRACIÓN SOBRE LOS RESULTADOS DE LA OPERACIÓN Y SITUACIÓN FINANCIERA

4.1. Resultados de operación

General

El siguiente informe debe considerarse en conjunto con los estados financieros internos al 30 de septiembre del 2003 que se incluyen en el Folleto Informativo. A menos que se indique de otra manera: a) las cifras están expresadas en millones de Pesos de septiembre de 2003 y las variaciones porcentuales, en términos reales, o sea, descontando los efectos de la inflación; b) las tasas de interés son expresados en términos reales. Adicionalmente, algunas cifras se expresan en millones de Dólares.

Reexpresión de Estados Financieros

México ha experimentado alta inflación durante ciertos períodos que cubren los Estados Financieros de la Compañía. Durante los primeros nueve meses del 2003 la tasa de inflación en México, medida por el cambio en el INPC fue de 2.35%. Los PCGA requieren que los Estados Financieros reconozcan ciertos efectos de la inflación y, consistentes con dichos requerimientos, las partidas que éstos contienen han sido inflacionadas o deflactadas conforme al INPC. Como resultado, los estados financieros preparados bajo los PCGA están reexpresados a "pesos constantes".

De acuerdo con los PCGA, los Estados Financieros de la Compañía presentan los efectos financieros de operar y obtener financiamiento bajo una economía inflacionaria. Algunos de estos efectos se reflejan en el Resultado Integral de Financiamiento del Estado de Resultados, incluyendo (i) intereses de fondos prestados, neto de intereses y dividendos generados en efectivo o inversiones temporales, (ii) ganancias o pérdidas resultantes de fluctuaciones cambiarias asociadas con activos monetarios y pasivos denominados en moneda extranjera y (iii) pérdidas resultantes de la tenencia de activos monetarios expuestos a inflación, neto de ganancias resultantes de la tenencia de pasivos monetarios expuestos a inflación. Al grado que la Compañía posea, en promedio, pasivos monetarios que excedan a los activos monetarios en períodos de alta inflación, generará una ganancia monetaria.

Aproximadamente el 100% de las ventas de la Compañía están basadas en precios equivalentes en dólares por vender ésta bienes comerciables cotizados internacionalmente en la divisa estadounidense. Para reexpresar el ingreso total a pesos constantes conforme lo establecen los PCGA , se toman las siguientes medidas:

- Convertir el monto de cada venta realizada en dólares a pesos, utilizando el tipo de cambio promedio del mes en que se reconoce dicha venta, y
- Reexpresar el monto de cada venta utilizando el INPC registrado el mes en el que se registra el ingreso por venta.

4.1.1. Comparación de los primeros nueve meses del 2003 con los primeros nueve meses del 2002

Resumen

La generación de flujo de efectivo ("EBITDA") durante los primeros nueve meses del 2003 fue de Ps.1,502 millones contra el EBITDA de Ps.1,477 millones obtenido en el mismo período del año anterior. Durante este período, los ingresos de Hylsamex mostraron una mejora significativa debido al incremento en los precios promedio de venta. Sin embargo, el costo de algunos insumos metálicos aumentó durante este mismo período, causando también un aumento significativo en el costo de ventas.



Volumen de Ventas
('000s Toneladas)
800
700
600
500
400
300
200
723
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T
Ingreso Unitario
(US$/Tonelada)
600
500
400
300
200
507
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T
Costo Erogable
(US$/Tonelada)
600
500
400
300
200
407
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T

Las tendencias en el balance oferta/demanda mundial de acero han sido erráticas este año pero reflejando una fortaleza: la solidez del crecimiento en el mercado del lejano oriente. Durante los primeros meses de 2003, un desbocado ritmo de compras de acero proveniente del lejano oriente (principalmente de China), causó una espiral de precios que concluyó en una acumulación de inventarios excesiva. Aunque esta situación trajo consigo una pausa en sus compras de producto, no se presentó un impacto en los niveles de consumo en aquella región de Asia que regresó a comprar acero a principios del 3T03 al reducir a niveles normales su acumulación de inventarios. En lo que parece ser una forma más ordenada, Hylsamex está encontrando oportunidades para exportar otra vez al Oriente. México enfrenta un mercado de acero mucho más apretado permitiendo algunos incrementos de precios. Sin embargo, el ambiente prevaleciente en el mercado de acero mexicano varía dependiendo del producto, de reflejar estabilidad hasta mostrar un incremento modesto.

Volumen de Ventas

Los embarques para los primeros nueve meses de 2003 totalizaron 2,152,500 toneladas, 81,000 toneladas o 4% superiores que las 2,071,500 toneladas registradas en el mismo periodo de 2002. El desglose del volumen vendido entre los mercados doméstico y de exportación refleja un nivel estable de ventas en México y un incremento en los volúmenes de exportación. La Compañía embarcó en el mercado doméstico 1,657,100 toneladas durante los primeros nueve meses de 2003 que se comparan con las 1,668,400 toneladas vendidas en el mismo periodo de 2002. Por el contrario, las exportaciones mostraron un dinamismo significativo: Hylsamex vendió en los mercados del exterior 495,400 toneladas en los primeros nueve meses de 2003 que se comparan con las 403,100 toneladas comercializadas en el extranjero en el mismo periodo de 2002.

Ingreso

Los ingresos de Hylsamex para los primeros nueve meses de 2003 alcanzaron US$1,091 millones (Ps.11,760 millones), 9% superiores que los US$1,005 millones (Ps.10,121 millones) obtenidos en el mismo periodo de 2002. El incremento en los ingresos medido en términos de pesos alcanza 16%, lo que se compone de un aumento de 4% en los embarques y de un 12% de mejora en el ingreso por tonelada (Ps.5,464 en 9M03 vs. Ps.4,886 en 9M02). Se dieron aumentos de precios en términos de dólares que se vieron magnificados por el beneficio de la devaluación de 7.5% del peso en el periodo en comparación y su efecto favorable en los precios medidos en moneda nacional. Considerando las cifras equivalentes en dólares, el ingreso total por tonelada durante los primeros nueve meses de 2003 alcanzó US$507/ton, US$22 o 4% superior a los US$485/ton registrados en el mismo periodo de 2002. La mayor parte de la variación positiva se debe a una mejoría en los precios del acero: el precio promedio ponderado de los productos de acero para los 9MO3 fue de US$460/ton, US$18 o 4% superior que los US$442/ton obtenidos en el mismo periodo de 2002. El remanente del incremento en el ingreso por tonelada medido en dólares proviene de una mejora de US$3 en otros ingresos relacionados con el acero.

Volumen de Ventas e Ingreso ('000 toneladas y millones de Pesos)				
	9M 2002		9M 2003	
	Tons	Ps	Tons	Ps
Mercado Doméstico	1,669	8,122	1,657	9,008
Mercado Exportación	403	1,999	496	2,752
Total	**2,072**	**10,121**	**2,153**	**11,760**

Costo de Ventas

El costo de ventas para los primeros nueve meses de 2003 totalizó US$962 millones (Ps.10,364 millones), 11% superior que los US$868 millones (Ps.8,729 millones) correspondientes al mismo periodo de 2002. El incremento en el costo se debe primero al 4% de crecimiento en los embarques (9M03 vs. 9M02). Adicionalmente, el alza en los costos también refleja variaciones desfavorables en conceptos como la energía, el precio de los metálicos y un mayor costo del acero externo comprado por Galvak. El incremento en el costo de ventas en términos de dólares se ve atenuado por el efecto positivo que la devaluación de 7.5% tiene en los costos ligados al peso.


Insumos Energéticos
Precios trimestrales
7.0
6.0
5.0
4.0
3.0
2.0
Gas Natural
Sur de Texas
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
Gas Natural (US$/MMBtu)
Electricidad (US ¢/KWh)

Gastos de Operación

Los gastos de operación para los primeros nueve meses de 2003 alcanzaron US$83 millones (Ps.901 millones), 4% menores que los US$87 millones (Ps.874 millones) registrados en el mismo periodo del 2002. La razón de gastos de operación a ventas fue de 7.7% para los primeros nueve meses de 2003, 1% menor que el 8.7% obtenido en el mismo periodo de 2002. Debe resaltarse que el nivel de gastos de operación se mantuvo y decreció en términos de su proporción a ventas aun cuando hubo un incremento en los volúmenes de venta de la Compañia.

Utilidad de Operación

La utilidad de operación para los primeros nueve meses de 2003 alcanzó US$46 millones (Ps.495 millones), 9% menor que los US$50 millones (Ps.518 millones) obtenidos en el mismo periodo de 2002. El margen de operación para los primeros nueve meses de 2003 fue de 4.2% que se compara con un 5.0% logrado en el mismo periodo de 2002. Esto refleja una estabilidad en los resultados, dadas las ganancias en volumen de exportación, los aumentos en precio del acero y los menores gastos operativos que reducen significativamente el aumento en costos de energía, chatarras y del acero externo.

Flujo de Efectivo

La generación de EBITDA durante los primeros nueve meses de 2003 totalizó US$139 millones (Ps.1,502 millones), 5% menor que los US$146 millones (Ps.1,477 millones) alcanzados en el mismo periodo de 2002. El EBITDA refleja lo realizado a nivel de utilidad de operación en los periodos comparables. El margen de EBITDA para los primeros nueve meses de 2003 alcanzó 12.7%, que se compara con el 14.5% obtenido en el mismo periodo de 2002.


EBITDA Acumulado (US$ millones)
146
17
-21
-7
3
139
EBITDA 9M02
Volumen de Ventas
Contribución Marginal
Costos Fijos
Gastos de Operación
EBITDA 9M03

Resultado Integral de Financiamiento

La Compañía reconoció un costo financiero neto de US$103 millones (Ps.1,112 millones) por los primeros nueve meses de 2003 que se compara también con un costo financiero neto de US$138 millones (Ps.1,396 millones) registrado en el mismo periodo de 2002. La comparación por los nueve meses entre los períodos analizados arroja que una porción significativa de la variación se debe a la reducción de gastos financieros en 2003 dado que el año anterior incluyó aproximadamente siete meses con la carga financiera previa a la restructuración de la deuda. La reducción también se explica por menores pérdidas cambiarias

reales en 2003 con respecto a 2002, v.gr. pérdidas cambiarias que exceden a las ganancias monetarias.

Resultado Integral de Financiamiento (millones de Pesos)	Nueve meses a septiembre del 2002	Nueve meses a septiembre del 2003
Productos financieros	84	52
Gastos financieros	-934	-806
Gastos financieros, neto	**-850**	**-754**
Fluctuaciones cambiarias	-995	-622
Posición Monetaria	491	280
Act. Pasivo Laboral	-42	-27
Costo Integral de Financiamiento Capitalizado	0	11
Costo Integral de Financiamiento	**-1,396**	**-1,112**
Variables Macroeconómicas:		
Paridad Peso/Dólar fin del período	10.1667	10.9272
Apreciación (Depreciación) del Peso	-11.21%	-5.96%
Inflación en México	3.94%	2.35%

Utilidad (Pérdida) Neta Correspondiente al Interés Mayoritario.

Para los primeros nueve meses de 2003, Hylsamex registró una pérdida neta consolidada de US$16 millones (Ps.181 millones), una mejoría de US$19 millones o 54% en relación con la pérdida neta de US$35 millones (Ps.354 millones) del mismo periodo de 2002. La mejoría se debe principalmente a un menor CIF derivado de un reconocimiento menor de pérdidas cambiarias así como de una menor carga financiera resultante de la reestructuración de la deuda. Adicionalmente, la mejoría se produjo por una mayor ganancia por método de participación en los resultados de Sidor, parcialmente compensadas por menores créditos a resultados por impuestos diferidos.

Deuda Neta y Otros Rubros.

La deuda neta de Hylsamex al 30 de septiembre de 2003 alcanzó US$1,053 millones, US$3 millones menor que los US$1,056 millones que se tenían a Diciembre 31, 2002. La generación de EBITDA de la Compañía le permitió cubrir sus pagos trimestrales de intereses, y realizar inversiones en activo fijo y capital en trabajo, quedando un pequeño remanente para la reducción de deuda.

La siguiente tabla da una explicación detallada del cambio en el saldo de deuda.

Variación de la Deuda (millones de US$)	
Deuda neta al 31 de diciembre del 2002	1,056.1
Generación de efectivo	-139.0
Inversión en capital de trabajo	9.0
Intereses acumulados	59.2
Impuestos	27.0
Inversión en activo fijo	36.3
Intereses PIK acumulados	12.4
Otros	-7.9
Deuda neta al 30 de septiembre de 2003	1,053.1

Impuestos Pagados: Por los primeros nueve meses de 2003, Hylsamex ha pagado US$27 millones de impuestos que se comparan con US$30 millones del mismo periodo de 2002.

Capital Neto en Trabajo (CNT): El capital neto en trabajo representó una salida de recursos por US$9 millones en los 9M03. Las principales inversiones ocurrieron en inventarios y en cuentas por cobrar de clientes. El crecimiento en CNT está asociado al aumento en el volumen de ventas y a la mejora en precios de acero observada en 2003 contra el mismo período de 2002.

Inversiones en Activo Fijo: Las inversiones en activo fijo totalizaron US$36.3 millones en 9M03. De esta cifra US$21.1 millones fueron desembolsados en Galvak, en su programa de inversiones. El resto corresponde a US$10.0 millones erogado en el descapote de mineral en las minas de Hylsa y a US$5.2 millones que se desembolsaron en inversiones normales en la misma empresa.

Liquidez: Las reservas de efectivo de Hylsamex al final del tercer trimestre alcanzaron US$64 millones que se comparan con US$56 millones registradas a Diciembre 31, 2002. Adicionalmente, a Septiembre 30 de 2003, la Compañia contaba con US$30 millones disponibles de la línea revolvente de liquidez para cubrir futuros requerimientos de capital de trabajo. Hylsamex enfrenta vencimientos de pasivo a largo plazo por US$54 millones en los siguientes 12 meses, contados a partir del 30 de septiembre de 2003.

Razones financieras clave: La razón de deuda neta a EBITDA Ultimos12M alcanzó 5.5x en 3T03 que se compara con el 5.9x obtenido en el mismo trimestre de 2002. La cobertura de intereses (EBITDA Ultimos12M a gastos financieros, netos Ultimos 12M) fue de 2.02x en 3T03 que se compara con el 1.52x alcanzado en mismo trimestre de 2002.


Deuda Net / EBITDA 12M
(Veces)
EBITDA 12M/ Intereses
(Veces)
9.0
8.0
7.00
6.00
5.00
4.00
3.00
3.00
2.50
2.00
1.50
1.00
0.50
1T01 2T01 3T01 4T01 1T02 2T02 3T02 4T02 1T03 2T03 3T03
Deuda Neta / EBITDA
Cobertura Intereses
Cobertura Int. Post-Restructura.

Participación en Resultados de Compañías Asociadas (Sidor)

La participación minoritaria de Hylsamex en Amazonia, empresa tenedora de la mayoría de las acciones de Sidor, generó una utilidad de US$20.2 millones (Ps.204.8 millones) en los primeros nueve meses del 2003, en comparación con la utilidad de US$2.1 millones (Ps.30.1 millones) registrada en el mismo período de 2002. El cambio positivo en el reconocimiento por método de participación de los resultados de Amazonia en los primeros nueve meses de 2003 contra el mismo periodo del año anterior obedece a los efectos positivos derivados de la restructura de la deuda de la empresa venezolana que concluyó en junio de 2003 así como a una mejoría sustancial en el desempeño operativo de Sidor.

4.2. Situación financiera, liquidez y recursos de capital

4.2.1. Fuentes de Liquidez

Las siguientes son las fuentes de liquidez reportadas al 30 de septiembre de 2003:

Tipo	Monto (en millones)	Participantes	Vencimiento
Hylsa			
Línea de liquidez revolvente	US$40	Banamex Banorte Comerica Bank HSBC Bank Bayerische Hypo-und-Vereinsbank AG Inbursa JP Morgan	31/01/2005
Línea de factoraje clientes (1)	Ps.100	Factoraje Banorte	01/07/2004
Línea revolvente (2)	US$30	Bancomext	03/02/2005
Almacenaje financiero (3)	US$20	Almacenadora Banorte	18/01/2006
Arrendamiento puro (4)	US$13	GE Capital CEF México, S. de R.L.	
Anticipos de clientes	US$412		
Crédito de Proveedores	US$97		
Galvak			
Línea de factoraje clientes y proveedores	US$10 US$5 US$1 Ps.20	Banorte Factoring Comercial América Banregio (6) Banco del Bajío (7)	
Arrendamiento puro	US$13 US$1 US$1 US$0.4 US$0.04	GE Capital CEF México, S. de R.L. The Capita Corporation de México GE Capital Fleet Services de México CSI Leasing México, S. de R.L. de C.V. Professional Leasing Group Capital Partners	01/01/2009 01/10/2006 01/09/2007 01/09/2006 01/05/2005
Anticipos de clientes	US$4		
Crédito de Proveedores	US$32		

1. Línea revisable anualmente.
2. Línea en trámite de extensión hasta el año 2008.
3. Línea revisable anualmente.
4. Contrato de arrendamiento puro de maquinaria y equipo.
5. Contrato de arrendamiento puro de equipo de cómputo.
6. Línea no utilizada.
7. Línea no utilizada.

4.2.2. Nivel de Endeudamiento

Nivel de Deuda	9M 2002	9M 2003
Corto Plazo		
Ps. millones	132	595
US$ millones	12	54
Largo Plazo		
Ps. millones	11,720	11,536
US$ millones	1,108	1,056
Deuda Total		
Ps. Millones	11,852	12,131
US$ millones	1,121	1,110
Deuda, neta de caja		
Ps. Millones	11,152	11,507
US$ millones	1,054	1,053

Perfil de Deuda	9M 2002	9M 2003
Moneda		
Pesos	-	-
Dólares y UDI's	100.00%	100.00%
Tasa		
Fija	33.49%	33.32%
Variable	66.51%	66.68%
Plazo		
Corto	1.11%	4.90%
Largo	98.89%	95.10%

4.2.3. Políticas de Tesorería

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

4.2.4. Créditos o Adeudos Fiscales

Al 31 de diciembre de 2002 Hylsamex y Subsidiarias estaban al corriente en el pago de las contribuciones fiscales, obligatorias para las empresas. A la fecha del Folleto Informativo no se tiene ningún adeudo fiscal

4.3. Control Interno

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

5. ESTIMACIONES CONTABLES CRÍTICAS

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

V. ADMINISTRACIÓN

1. AUDITORES EXTERNOS

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

2. OPERACIONES CON PERSONAS RELACIONADAS Y CONFLICTO DE INTERESES

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

3. ADMINISTRADORES Y ACCIONISTAS

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

4. ESTATUTOS SOCIALES Y OTROS CONVENIOS

La información correspondiente a esta sección del Folleto Informativo se incorpora por referencia al Reporte Anual.

VI. PERSONAS RESPONSABLES.

Los suscritos, en nuestro carácter de miembros propietarios del Consejo de Administración de Hylsamex, S.A. de C.V., manifestamos bajo protesta de decir verdad, que el presente Folleto Informativo fue revisado por el Consejo de Administración con base en la información que le fue presentada por directivos de Hylsamex, S.A. de C.V., y a su leal saber y entender refleja razonablemente la situación de la misma, estando de acuerdo con su contenido. Asimismo, manifestamos que dicha sociedad no tiene conocimiento de información relevante que haya sido omitida o falseada en este Folleto Informativo o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Ing. Dionisio Garza Medina Presidente	Ing. Alfonso González Migoya Miembro Propietario	Lic. Leopoldo Marroquín Morales Secretario

Los suscritos manifestamos bajo protesta de decir verdad, que en el ámbito de nuestras respectivas funciones, preparamos la información relativa a Hylsamex, S.A. de C.V. contenida en el presente Folleto Informativo, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este Folleto Informativo o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Ing. Alejandro Elizondo Barragán Director General	C.P. Ernesto Ortiz Lambretón Director de Administración y Finanzas	Lic. Carlos Jiménez Barrera Director Jurídico

El suscrito en mi carácter de Delegado Fiduciario General de Nacional Financiera, S.N.C.; Institución de Banca de Desarrollo, manifiesto bajo protesta de decir verdad, que el presente Folleto Informativo fue revisado con base en la información que le fue presentada por directivos de Hylsamex, S.A. de C.V., y a su leal saber y entender refleja razonablemente la situación de la misma, estando de acuerdo con su contenido. Asimismo, manifestamos que dicha fiduciaria no tiene conocimiento de información relevante que haya sido omitida o falseada en este Folleto Informativo o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Ricardo Antonio Rangel Fernández MacGregor
Delegado Fiduciario
Nacional Financiera, S.N.C., Institución de Banca de Desarrollo
Dirección Fiduciaria

El suscrito manifiesta bajo protesta de decir verdad, que los estados financieros al 31 de diciembre de 2002 y 2001 que contiene el presente Folleto Informativo, fueron dictaminados de acuerdo con las normas de auditoria generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este Folleto Informativo o que el mismo contenga información que pudiera inducir a error a los inversionistas.

C.P. Carlos Arreola Enriquez
PriceWaterhouseCoopers

El suscrito ratifica la opinión que se incluye en el Folleto Informativo y manifiesta bajo protesta de decir verdad que es la misma que rindió ante la última Asamblea General de Accionistas de Hylsamex, S.A. de C.V. de conformidad con el artículo 166 de la Ley General de Sociedades Mercantiles.

C.P. Carlos Arreola Enriquez
Comisario

El suscrito manifiesta bajo protesta de decir verdad, que a su leal saber y entender, la emisión de los Certificados de Participación cumple con las leyes y demás disposiciones legales aplicables. Asimismo, manifiesta que no tiene conocimiento de información jurídica relevante que haya sido omitida o falseada en este Folleto Informativo o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Alberto Saavedra Olavarrieta
Santamarina y Steta, S.C.

VII. ANEXOS



DICTAMEN DE LOS AUDITORES INDEPENDIENTES

Al Consejo de Administración y a los Accionistas de Hylsamex, S. A. de C.V.
Monterrey, N. L., 27 de enero de 2003

1. Hemos examinado los estados consolidados de situación financiera de Hylsamex, S. A. de C. V. y subsidiarias (la Compañía) al 31 de diciembre de 2002 y 2001 y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

2. Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que las auditorías sean planeadas y realizadas de tal manera que permitan obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. Una auditoría incluye el examen, a base de pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros y la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

3. El 28 de febrero de 2002 emitimos nuestro dictamen sobre los estados financieros de Hylsamex, S. A. de C.V. y subsidiarias al 31 de diciembre de 2001, en el que expresamos: (a) que no se habían reclasificado a corto plazo pasivos consolidados por $7,953 millones contratados a largo plazo, respecto a los cuales Hylsamex, S. A. de C.V. e Hylsa, S. A. de C.V. no cumplían con ciertas condiciones incluidas en los contratos respectivos. Como se explica en la Nota 8, con posterioridad a la entrega de nuestro dictamen las compañías reestructuraron los créditos relativos con lo que se eliminó la necesidad de reclasificarlos a corto plazo, y (b) que no se habían recibido estados financieros dictaminados de Consorcio Siderurgia Amazonia, LTD, compañía asociada. Como se explica en la Nota 5, con posterioridad a la entrega de nuestro dictamen se recibieron estados financieros dictaminados de dicha asociada, resultando una disminución en el valor de la inversión por $378 millones que se refleja en la pérdida de 2001.

4. En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Hylsamex, S. A. de C. V. y subsidiarias al 31 de diciembre de 2002 y 2001 y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados.

PricewaterhouseCoopers

C.P. Carlos Arreola Enríquez
Registro número 4787 en la
Administración General de Auditoría Fiscal Federal

ESTADO CONSOLIDADO DE SITUACION FINANCIERA

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS (subsidiarias de Alfa, S. A. de C. V.)
AL 31 DE DICIEMBRE DE 2002 COMPARATIVO CON 2001

Millones de pesos de poder adquisitivo del 31 de diciembre de 2002

	2002	2001
ACTIVO		
ACTIVO CIRCULANTE:		
Efectivo y equivalentes de efectivo	$ 582	$ 385
Clientes	2,058	1,679
Otras cuentas por cobrar	795	468
Inventarios (Nota 4)	2,490	2,103
Total activo circulante	5,925	4,635
INVERSION EN ACCIONES DE ASOCIADA (Notas 2.c y 5)	457	651
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 6)	19,704	19,969
CARGOS DIFERIDOS (Nota 2.e)	1,736	1,806
IMPUESTO SOBRE LA RENTA DIFERIDO (Nota 13)	417	309
OTRO ACTIVO (Notas 2.f y 9)	296	315
Total activo	**$ 28,535**	**$ 27,685**
PASIVO Y CAPITAL CONTABLE		
PASIVO A CORTO PLAZO:		
Vencimientos en un año de la deuda a largo plazo (Nota 8)	$ 159	$ 2,626
Préstamos bancarios		1,498
Préstamos de ALFA (Nota 3)		387
Intereses acumulados por pagar	71	111
Cuentas y gastos acumulados por pagar	2,483	2,185
Total pasivo a corto plazo	2,713	6,807
PASIVO A LARGO PLAZO:		
Deuda a largo plazo (Nota 8)	11,197	8,327
Documentos por pagar a ALFA (Nota 3)	236	
Impuesto sobre la renta diferido (Nota 13)	2,505	2,754
Estimación de remuneraciones al retiro (Nota 9)	1,133	1,041
Total pasivo a largo plazo	15,071	12,122
Total pasivo	17,784	18,929
CAPITAL CONTABLE (Nota 10):		
Interés mayoritario:		
Capital social nominal	4,975	2,394
Incremento por actualización	670	600
Capital contribuido	5,645	2,994
Capital ganado	3,333	3,807
Total interés mayoritario	8,978	6,801
Interés minoritario	1,773	1,955
Total capital contable	10,751	8,756
COMPROMISOS (Nota 5)		
Total pasivo y capital contable	**$ 28,535**	**$ 27,685**

Las catorce notas adjuntas forman parte integrante de estos estados financieros.

Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

ESTADO CONSOLIDADO DE RESULTADOS

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS
POR EL AÑO 2002 COMPARATIVO CON 2001

Millones de pesos de poder adquisitivo del 31 de diciembre de 2002

	2002	2001
Ventas netas	$ 13,481	$ 12,181
Costo de ventas	(11,605)	(10,803)
Utilidad bruta	1,876	1,378
Gastos de operación	(1,148)	(1,097)
Utilidad de operación	728	281
Resultado integral de financiamiento, neto (Nota 11)	(1,603)	(475)
	(875)	(194)
Otros gastos, neto (Nota 12)	(437)	(342)
Participación en resultados de asociadas (Nota 5)	(94)	(860)
Pérdida antes de las siguientes provisiones	(1,406)	(1,396)
Provisiones para (Nota 13):		
Impuestos sobre la renta y al activo	528	(1,267)
Participación de los trabajadores en las utilidades	(20)	(20)
Pérdida neta consolidada	(898)	(2,683)
Pérdida neta del interés minoritario	167	11
Pérdida neta del interés mayoritario	($ 731)	($ 2,672)
Pérdida por acción aplicable al interés mayoritario, en pesos (Nota 2.m)	($1.44)	($10.96)
Promedio ponderado de acciones en circulación	506,340,463	243,756,094

Las catorce notas adjuntas forman parte integrante de estos estados financieros.

Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortíz L.
Director de Finanzas

ESTADO CONSOLIDADO DE CAMBIOS EN LA SITUACION FINANCIERA

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

POR EL AÑO 2002 COMPARATIVO CON 2001

Millones de pesos de poder adquisitivo del 31 de diciembre de 2002

	2002	2001
OPERACIÓN		
Pérdida neta del año	($ 898)	($ 2,683)
Partidas que no afectaron los recursos:		
Depreciación y amortización	1,240	1,277
Participación en resultados de asociadas	94	860
Impuesto sobre la renta diferido	(549)	93
Cancelación de inversiones y activos fijos, neto	400	
Otras, neto	(84)	395
	203	(58)
Cambios en el capital de trabajo, excluyendo financiamiento:		
Cuentas por cobrar	(792)	863
Inventarios	(526)	709
Cuentas y gastos acumulados por pagar	(130)	593
	(1,448)	2,165
Recursos (aplicados a) generados por la operación	(1,245)	2,107
FINANCIAMIENTO		
Préstamos recibidos	9,815	426
Pago de préstamos	(10,925)	(3,193)
Disminución en financiamiento bancario	(1,110)	(2,767)
Efecto de actualización del capital preferente	(43)	(35)
Incremento de capital social	2,651	
Cuenta por pagar a largo plazo a ALFA	236	
Resultado de opciones sobre acciones propias		(64)
Recursos generados por (aplicados a) actividades de financiamiento	1,734	(2,866)
INVERSIÓN		
Inversión en acciones, neto		*10*
Inmuebles, maquinaria y equipo	(208)	(224)
Otros, neto	(84)	(44)
Recursos aplicados a actividades de inversión	(292)	(258)
Aumento (disminución) en efectivo y equivalentes de efectivo	197	(1,017)
Efectivo y equivalentes de efectivo de empresa desinvertida		(1)
Efectivo y equivalentes de efectivo al principio del año	385	1,403
Efectivo y equivalentes de efectivo al final del año	$ 582	$ 385

Las catorce notas adjuntas forman parte integrante de estos estados financieros.

Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

ESTADO CONSOLIDADO DE VARIACIONES EN EL CAPITAL CONTABLE

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS
POR EL AÑO 2002 COMPARATIVO CON 2001

Millones de pesos de poder adquisitivo del 31 de diciembre de 2002

	Capital Contribuido			Capital ganado						
	Capital Social	Otro capital contribuido	Total	Utilidades acumuladas	Exceso en la actualización del capital	Participación en el capital de subsidiarias y asociadas	Total	Total interés mayoritario	Interés minoritario	Total capital contable
Saldos al 31 de diciembre de 2000	$ 487	$ 2,507	$ 2,994	$ 9,262	$ 934	($ 2,958)	$ 7,238	$ 10,232	$ 2,040	$ 12,272
Variaciones en 2001:										
Utilidad (pérdida) neta del año				148		(2,820)	(2,672)	(2,672)	(11)	(2,683)
Efecto de conversión de entidades extranjeras (Nota 2.c)					(18)	(162)	(180)	(180)		(180)
Resultado por tenencia de activos no monetarios				43	1,559	(2,181)	(579)	(579)	(39)	(618)
Pérdida integral (Nota 2.n)				191	1,541	(5,163)	(3,431)	(3,431)	(50)	(3,481)
Capitalización de prima en venta de acciones	2,507	(2,507)								
Efecto de actualización del capital preferente minoritario									(35)	(35)
Saldos al 31 de diciembre de 2001	2,994	-	2,994	9,453	2,475	(8,121)	3,807	6,801	1,955	8,756
Variaciones en 2002:										
Pérdida neta del año				(138)		(593)	(731)	(731)	(167)	(898)
Efecto de conversión de entidades extranjeras (Nota 2.c)								(108)		(108)
Resultado por tenencia de activos no monetarios				59	(387)	585	257	365	28	393
Pérdida integral (Nota 2.n)				(79)	(387)	(8)	(474)	(474)	(139)	(613)
Incremento de capital social (Nota 10)	2,651		2,651					2,651		2,651
Efecto de actualización del capital preferente minoritario									(43)	(43)
Saldos al 31 de diciembre de 2002 (Nota 10)	$ 5,645	-	$ 5,645	$ 9,374	$ 2,088	($ 8,129)	$ 3,333	$ 8,978	$ 1,773	$ 10,751

Las catorce notas adjuntas forman parte integrante de estos estados financieros.

Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS
AL 31 DE DICIEMBRE DE 2002 COMPARATIVOS CON 2001

Millones de pesos de poder adquisitivo del 31 de diciembre de 2002
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por sí misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociada son:

	% de tenencia al 31 de diciembre de (a)	
	2002	2001
Hylsa, S. A. de C.V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C.V. (Hylsa Puebla) (b)	100	100
Hylsa Norte, S. A. de C.V. (Hylsa Norte) (b)	100	100
Pegi, S. A. de C.V. (Pegi) (c)	52	52
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C.V. (Peña Colorada)	51	51
Peña Servicios, S. A. de C.V.	100	100
Las Encinas, S. A. de C.V.	100	100
Comercializadora Las Encinas, S. A. de C.V.	100	100
Aceros Prosima, S. A. de C.V.	100	100
Materiales y Aceros Masa, S. A. de C.V.	100	100
Técnica Industrial, S. A. de C.V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C.V.	100	100
Ferropak Comercial, S. A. de C.V.	100	100
Galvak, S. A. de C.V. (GALVAK) y subsidiarias:	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	
Acerex, S. A. de C.V.	51	51
Acerex Servicios, S. A. de C.V.	100	100
Ferropción, S. A. de C.V. (antes Galvanet, S. A. de C.V.) (d)	100	
Hylsa Latin, LLC (Hylsa Latin) y asociadas:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) (e)	37	37
CVG Siderúrgica del Orinoco, C. A. (Sidor)	70	70
Express Anáhuac Operadora, S. A. de C.V.	100	100
Express Anáhuac, S. A. de C.V.	100	100
Express Anáhuac Inmobiliaria, S. A. de C.V.	100	100
Express Anáhuac Servicios, S. A. de C.V.	100	100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) El 30 de noviembre de 2001 los accionistas aprobaron la escisión de HYLSA. Como resultado se crearon dos nuevas empresas, Hylsa Puebla e Hylsa Norte, a las cuales se distribuyeron parte de los activos, pasivos y capital contable existentes al 31 de diciembre de 2001 en los estados financieros de Hylsa, S.A. de C.V..

(c) El 17 de diciembre de 2002 los accionistas de Pegi, acordaron iniciar el proceso de liquidación de la entidad. Los efectos derivados han sido reconocidos en los estados financieros que se acompañan.

(d) A partir de junio de 2002 GALVAK posee la mayoría de las acciones representativas del capital social de Ferropción S. A. de C. V. (antes Galvanet, S. A. de C. V.).

(e) Amazonia es propietaria del 70.0% del capital común de Sidor, empresa venezolana (véase Nota 5).

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2002.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del periodo; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 102.904, 97.354 y 93.248 al 31 de diciembre de 2002, 2001 y 2000, respectivamente (base segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

(a) **Efectivo y equivalentes de efectivo**
La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

(b) Inventarios y costo de ventas (Nota 4)

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

(c) Inversión en acciones de asociada (Nota 5)

La inversión en la compañía asociada (véase inciso (e) en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

(d) Inmuebles, maquinaria, equipo y depreciación (Nota 6)

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos, hasta que inician su operación normal.

(e) Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

(f) Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro (véase Nota 9).

(g) Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

(h) Transacciones en divisas y diferencias cambiarias (Nota 7)

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

(i) Estimación de remuneraciones al retiro (Nota 9)
Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

(j) Operaciones financieras derivadas
Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido.

Durante el ejercicio 2001 la compañía liquidó los contratos derivados sobre acciones propias vigentes cuyo importe ascendió a $64.

(k) Resultado integral de financiamiento (Nota 11)
El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

(l) Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades (Nota 13)
El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

(m) Pérdida por acción
La pérdida por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

(n) Pérdida integral
Los diferentes conceptos que integran el capital perdido durante el ejercicio se muestran en el estado de variaciones en el capital contable, bajo el concepto de pérdida integral.

3. SALDOS Y OPERACIONES CON PARTES RELACIONADAS

Los documentos por pagar a largo plazo a ALFA que se muestran en los estados consolidados de situación financiera al 31 de diciembre de 2002, corresponden a servicios corporativos por un importe de $236 (US$22.9 millones), los cuales devengan intereses a tasa variable y están subordinados a la deuda bancaria reestructurada. De acuerdo con ciertas cláusulas contenidas en los contratos de créditos bancarios derivados de la reestructura que se describe en la Nota 8, HYLSAMEX y las entidades restringidas no podrán efectuar pagos por concepto de servicios corporativos a ALFA antes del 1o. de julio de 2006 en el caso de GALVAK y hasta el 1o. de marzo de 2009 en el caso de HYLSA.

Al 31 de diciembre de 2001 los préstamos de ALFA correspondían a la disposición de una línea de crédito por $387 (US$40 millones) establecida en marzo de 2001 por ALFA en favor de HYLSA. Derivado de la reestructuración de la deuda a que se hace referencia en la Nota 8, este importe fue capitalizado por ALFA como se explica en la Nota 10.

Los estados consolidados de resultados incluyen cargos por transacciones con partes relacionadas por $386 y $319 por los años que terminaron el 31 de diciembre de 2002 y 2001, respectivamente. Los saldos que se muestran en el estado de situación financiera derivan de las operaciones antes mencionadas.

4. INVENTARIOS

Al 31 de diciembre las cifras de inventarios se integraban como sigue:

	2002	2001
Productos terminados	$ 551	$ 461
Productos en proceso	375	368
Materias primas	804	450
Refacciones, herramientas y materiales	760	824
Costo estimado de reposición	$ 2,490	$ 2,103

5. INVERSION EN ACCIONES DE ASOCIADA

Al 31 de diciembre esta inversión se integraba como sigue:

	2002	2001
Amazonia / Sidor (incluye un documento por cobrar a Sidor de $554 en 2002 y $470 en 2001)	$ 415	$ 570
Otras inversiones menores	42	81
	$ 457	$ 651

HYLSAMEX posee directamente y a través de su subsidiaria Hylsa Latin el 36.55% del capital común de Amazonia y esta última empresa a su vez es tenedora del 70.0% del capital común de Sidor, compañía venezolana.

De acuerdo con los principios de contabilidad generalmente aceptados, la inversión en Amazonia se valuó mediante el método de participación. Al 31 de diciembre de 2001 la compañía no contaba con los estados financieros dictaminados de Amazonia, y como consecuencia registró su participación en el resultado de la asociada con base en datos preliminares. Durante 2002 la compañía recibió dichos estados financieros dictaminados y determinó y registró una disminución en el valor de su inversión por $378, con cargo a la pérdida de 2001.

Derivado de la compra de las acciones de Sidor en enero de 1998, Amazonia celebró un contrato de garantía con recurso hacia sus accionistas por el pasivo de Sidor que ascendía al 31 de diciembre de 2002 a US$730 millones aproximadamente, de los cuales HYLSAMEX (compañía controladora) tenía una exposición de US$26 millones e Hylsa Latin, compañía subsidiaria, de US$237 millones. Con respecto a las obligaciones establecidas en el contrato de adquisición de Sidor relacionadas con la continuidad de operaciones de Sidor, el abastecimiento de la demanda del mercado venezolano, la realización de inversiones de capital, el manejo de la planta laboral y el mantenimiento de la tenencia mayoritaria de Sidor, a la fecha de emisión de los estados financieros consolidados dichas obligaciones han prescrito.

La crisis siderúrgica mundial y otros factores adversos han impactado considerablemente la situación financiera y los resultados de operación de Sidor, subsidiaria de Amazonia. Esta situación ha generado el incumplimiento de compromisos financieros incluidos en los contratos de deuda bancaria tanto de Amazonia como de Sidor.

A la fecha de este informe Sidor está en proceso de reestructurar sus pasivos y ha iniciado pláticas formales con sus acreedores.

Los conflictos políticos vividos en Venezuela durante los últimos meses, han generado diversos tipos de manifestaciones y protestas por parte de los opositores al actual gobierno nacional. Entre las diversas acciones fomentadas por los opositores, la más reciente y notoria ha sido convocar a un paro cívico nacional que inició el 2 de diciembre de 2002, el cual continúa vigente, afectando significativamente las actividades económicas en Venezuela. Esta situación está afectando negativamente las operaciones y resultados de Sidor en dicho país, y no es posible estimar la fecha de finalización del referido paro cívico ni los posibles efectos que puedan resultar de esta situación.

6. INMUEBLES, MAQUINARIA Y EQUIPO

El rubro consolidado comprendía lo siguiente:

	2002	2001
Terrenos	$ 1,080	$ 1,115
Activos depreciables	36,254	36,524
Inversiones en proceso y otros activos	356	304
	37,690	37,943
Menos - Depreciación acumulada	17,986	17,974
Valor neto actualizado	$ 19,704	$ 19,969

La depreciación cargada a resultados representó tasas anuales promedio de 2.8% en 2002 y 2.9% en 2001.

Al 31 de diciembre de 2002, algunas subsidiarias de la Compañía tenían compromisos de compra de maquinaria y equipo por aproximadamente US$21.6 millones, relativos a los programas de expansión y modernización de sus plantas productivas.

En la Nota 8 se indican los gravámenes que existen sobre los activos fijos.

7. POSICION EN DIVISAS

Al 31 de diciembre de 2002 y 2001 el tipo de cambio fue de 10.31 y 9.14 pesos nominales por dólar americano, respectivamente. Al 27 de enero de 2003, fecha de emisión de los estados financieros dictaminados, el tipo de cambio es de 10.77 pesos nominales por dólar.

Las cifras que se muestran a continuación en esta nota están expresadas en millones de dólares, por ser la moneda extranjera preponderante para las empresas.

Al 31 de diciembre se tenían los siguientes activos y pasivos en divisas:

	2002	2001
Activos monetarios	US$ 139	US$ 133
Pasivos a corto plazo	(55)	(409)
Pasivos a largo plazo	(1,109)	(782)
	(1,164)	(1,191)
Posición monetaria en divisas	(US$ 1,025)	(US$ 1,058)
Activos no monetarios	US$ 960	US$ 1,058

Los activos no monetarios (inventarios, maquinaria y equipo) que antes se mencionan, son aquellos cuya manufactura se realiza fuera de México y se expresan a su valor neto actualizado. También se incluye en este concepto la inversión en acciones en compañía asociada.

A continuación se resumen las cifras de las transacciones en divisas:

	2002	2001
Mercancías y servicios:		
Exportaciones	US$ 253	US$ 158
Importaciones	(303)	(206)
Gasto por intereses, neto	(77)	(99)
Importaciones de maquinaria y equipo	(2)	(1)

8. DEUDA A LARGO PLAZO

Al 31 de diciembre de 2001, HYLSAMEX e HYLSA no cumplían con ciertas condiciones incluidas en algunos de sus contratos de deuda con bancos y otros acreedores por un importe de $11,166, de los cuales $7,953 correspondían a pasivos a largo plazo.

Durante 2002 las compañías culminaron exitosamente el proceso de reestructuración de la deuda a su cargo, obteniendo condiciones más satisfactorias en la estructura y vencimiento de sus créditos. Los gastos incurridos en la reestructuración así como la cancelación de gastos diferidos incurridos en la colocación de deuda que fue extinguida mediante la reestructuración por un importe neto de $53, se cargaron a los resultados del año (véase Nota 12).

Al 31 de diciembre la deuda consolidada a largo plazo comprendía lo siguiente:

	2002	2001	Tasa de interés (*) 2002
Préstamos en dólares:			
Eurobonos	$ 3,094	$ 2,861	9.92%
Obligaciones		909	
Papel comercial USCP		483	
Deuda porción A y B	5,435		5.39%
Bancarios, garantizados con cuentas por cobrar y con los bienes adquiridos	2,054	822	4.97%
Bancarios, garantizados con exportaciones		560	
Bancarios, sin garantía	35	2,773	6.62%
Otros	18		3.66%
Préstamos en moneda nacional:			
Bancarios, garantizados con los bienes adquiridos		33	
Bancarios, sin garantía		1,806	
Préstamo en Unidades de Inversión	720	706	8.75%
	11,356	10,953	
Vencimientos a corto plazo	(159)	(2,626)	
Deuda a largo plazo	$ 11,197	$ 8,327	

(*) Promedio ponderado de las tasas nominales vigentes al 31 de diciembre de 2002.

Al 31 de diciembre de 2002 los vencimientos de la deuda a largo plazo eran como sigue:

2004	$ 694
2005	1,588
2006	1,273
2007	3,336
2008 a 2010	4,306
	$ 11,197

Los principales acuerdos resultantes de la reestructuración de deuda y sus efectos en cada una de las entidades consolidadas se detallan a continuación:

HYLSA

1. Créditos bancarios

HYLSA reestructuró un total de US$785 millones de su deuda bancaria y como resultado redujo su deuda en US$467 millones conforme, principalmente, a lo siguiente:

- ALFA adquirió deuda por US$160 millones.
- Adicionalmente, ALFA capitalizó deuda por US$107 millones, de los cuales US$25 millones fueron aportados para apoyar la liquidez de HYLSA.
- HYLSAMEX sustituyó a HYLSA como deudor por US$193 millones, los cuales fueron posteriormente capitalizados en HYLSA.

Adicionalmente y derivado de la reestructuración, el vencimiento de los créditos bancarios existentes por US$318 millones se refinancian en pagos trimestrales de 2004 a 2009.

Como parte de la reestructuración de la deuda bancaria a cargo de HYLSA, se obtuvo una quita de deuda que ascendió a US$19 millones, y se presenta en el estado consolidado de resultados formando parte del rubro de "Otros gastos, neto" (véase Nota 12).

2. Eurobonos

En julio de 2002 HYLSA concluyó exitosamente sus negociaciones con los tenedores de los bonos colocados en el extranjero por US$300 millones, cuyo vencimiento original era 2007 (Bonos 2007). HYLSA intercambió US$161 millones de sus Bonos 2007 por bonos con vencimiento en 2010, devengando intereses al 10.5%. Bonos por US$139 millones no fueron reestructurados en su vencimiento y vencerán en 2007 como originalmente fueron contratados y seguirán devengando intereses al 9.25%.

3. Préstamo en Unidades de Inversión

El acuerdo de reestructuración incluyó pagarés de mediano plazo por $706 y su reestructuración consistió en i) la capitalización de intereses no pagados e intereses moratorios acumulados por $14 al 11 de marzo de 2002, fecha en que se aprobó la reestructuración por parte de la Asamblea de tenedores de pagarés de mediano plazo, ii) se modificó el valor nominal de los pagarés para quedar en 102.2020 UDI's y el monto total adeudado por HYLSA conforme a los pagarés sería de 223,457,587 UDI's, iii) se extendió el vencimiento de aproximadamente US$69.8 millones de marzo de 2005 a marzo de 2007, considerando que se concluyera la reestructuración de la deuda de HYLSA y se iniciara la oferta de intercambio de certificados bursátiles con vencimiento en 2008 antes del 31 de enero de 2004.

4. Recursos de liquidez y garantías

HYLSA obtuvo una nueva línea de crédito revolvente a 30 meses por US$40 millones de los cuales US$11 millones estaban dispuestos al 31 de diciembre de 2002, además de una contribución de ALFA por US$25 millones en efectivo, que han sido utilizados para el servicio de la deuda de HYLSA y para fortalecer su capital de trabajo. Como resultado de la reestructuración de los créditos mencionados, la totalidad de los activos de la entidad se dieron en garantía de los créditos a cargo de HYLSA.

GALVAK

GALVAK obtuvo una nueva línea de crédito a 5 años por US$140 millones que fue utilizada para refinanciar su deuda y para fondear necesidades de operación e inversiones en activos

fijos, otorgando en garantía cuentas por cobrar y una línea de factoraje por US$10 millones.

HYLSAMEX

En julio de 2002 y de acuerdo a lo comentado en el punto 1 anterior, HYLSAMEX asumió US$193 millones de deuda que originalmente estuvo a cargo de HYLSA.

Como resultado de la transacción mencionada en el párrafo anterior, HYLSAMEX ha otorgado en garantía las acciones representativas del capital social de sus subsidiarias HYLSA y GALVAK, así como ALFA cedió en garantía las acciones de HYLSAMEX.

Los contratos de deuda vigentes contienen ciertas obligaciones a cargo de la Compañía, destacando: (i) restricciones en la distribución de dividendos y pago de servicios corporativos a ALFA, (ii) proporcionar a los acreedores información para la aplicación de flujos de efectivo, (iii) revelar las transacciones efectuadas con partes relacionadas y limitar las mismas, (iv) límites a razones financieras que de no cumplirse en un plazo determinado a satisfacción de los acreedores, podrían considerarse como causa de vencimiento anticipado y (v) limitantes para fusiones, ventas de activos a terceros, contratación de deuda adicional, etc. Al 31 de diciembre de 2002 la Compañía cumplía satisfactoriamente con dichas restricciones y compromisos.

9. ESTIMACION DE REMUNERACIONES AL RETIRO

La valuación de las obligaciones laborales por planes de remuneraciones al retiro, formales e informales, cubre a todos los trabajadores y se basa principalmente en los años de servicio cumplidos por éstos, su edad actual y su remuneración a la fecha de retiro.

Los planes formales de remuneraciones al retiro cubren aproximadamente al 62% de los trabajadores de las empresas, y son congruentes y complementarios a los planes establecidos por el Instituto Mexicano del Seguro Social a este respecto. Adicionalmente, HYLSA tiene establecido un plan de gastos médicos para beneficio de su personal jubilado.

HYLSA ha constituido fondos destinados al pago de remuneraciones al retiro y gastos médicos a través de fideicomisos irrevocables.

A continuación se resumen los principales conceptos financieros consolidados de dichas obligaciones:

	2002	2001
Obligación por beneficios actuales	$ 921	$ 909
Pasivo neto actual	$ 891	$ 852
Obligación por beneficios proyectados	$ 1,642	$ 1,605
Activos de los planes a valor de mercado	(30)	(57)
Servicios anteriores no amortizados (pasivo de transición)	(940)	(1,052)
Variaciones en supuestos y ajustes por experiencia, neto	165	230
Pasivo neto proyectado	837	726
Pasivo adicional (activo intangible)	296	315
Estimación de remuneraciones al retiro	$ 1,133	$ 1,041
Costo neto del año	($ 175)	($ 196)

El costo de los servicios anteriores (pasivo de transición), modificaciones a los planes, variaciones en supuestos y ajustes por experiencia, se amortizan mediante cargos a resultados por el método de línea recta, durante la vida laboral promedio remanente del personal que se espera reciba los beneficios, como sigue:

	2002	2001
Período de amortización:		
Pasivo de transición	12 años	13 años
Variaciones en supuestos y ajustes por experiencia no amortizados	16 años	17 años
Tasa ponderada de descuento (en términos reales)	5%	6%
Rendimiento estimado a largo plazo de los activos de los planes (en términos reales)	6%	8%

10. CAPITAL CONTABLE

Al 31 de diciembre de 2002 las cifras actualizadas del capital contable se integraban como sigue:

	Valor nominal	Actualización	Valor actualizado
Capital contribuido:			
Capital social	$ 4,975	$ 670	$ 5,645
Capital ganado:			
Utilidades acumuladas	3,226	6,057	9,283
Impuesto sobre la renta diferido	78	13	91
Exceso en la actualización del capital		2,095	2,095
Efecto de conversión de entidades extranjeras		(7)	(7)
	3,304	8,158	11,462
Participación en el capital de subsidiarias y asociadas:			
Pérdidas acumuladas	(4,158)	(513)	(4,671)
Impuesto sobre la renta diferido	(344)	(28)	(372)
Insuficiencia en la actualización del capital		(2,985)	(2,985)
Efecto de conversión de entidades extranjeras		(101)	(101)
	(4,502)	(3,627)	(8,129)
	(1,198)	4,531	3,333
Total interés mayoritario	3,777	5,201	8,978
Interés minoritario	410	1,363	1,773
Capital contable consolidado	$ 4,187	$ 6,564	$ 10,751

Al 31 de diciembre de 2002 el capital social suscrito y pagado está representado por 506,340,463 acciones ordinarias Serie "B", sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro, cuya suscripción no tiene restricción en cuanto a nacionalidad de los adquirentes. La parte variable del capital es ilimitada.

En junio de 2002, los accionistas de HYLSAMEX acordaron incrementar el capital social autorizado hasta $3,500 a través de la emisión de 356,052,899 acciones "Serie B", las cuales fueron ofrecidas a los accionistas actuales, a terceros y a los acreedores de HYLSAMEX y sus subsidiarias HYLSA y GALVAK. Al 31 de diciembre de 2002 fueron suscritas y pagadas 262,584,369 acciones por un importe de $2,651 que se muestran en el estado de variaciones en el capital contable. Si la emisión de capital no es totalmente suscrita en un plazo que no podrá exceder de un año contado a partir del 25 de julio de 2002, el capital social se incrementará sólo en la cuantía de las suscripciones efectuadas, cancelándose las acciones no suscritas. A la fecha de emisión de estos estados financieros no han sido suscritas ni pagadas 93,468,530 acciones.

En 1996 los accionistas aprobaron un aumento de capital social en su parte mínima fija, mediante la emisión de 43,000,000 de acciones Serie "B", de iguales características a las actualmente en circulación, para ser colocadas entre el público inversionista mexicano y extranjero. A la fecha de emisión de estos estados financieros, dicha colocación no ha sido realizada, por lo que el aumento de capital mencionado no ha sido suscrito ni pagado.

Los dividendos que se paguen de utilidades acumuladas que no hayan sido previamente gravadas con el impuesto sobre la renta, están sujetos al pago de dicho impuesto a cargo de la empresa, el cual podrá acreditarse contra el que resulte a su cargo sobre el resultado fiscal del ejercicio en que se paguen los dividendos y los dos ejercicios siguientes.

El exceso (insuficiencia) en la actualización del capital comprende principalmente el resultado acumulado por tenencia de activos no monetarios. Este resultado representa el importe diferencial entre la actualización específica de estos activos y su actualización con base en la inflación medida en términos del INPC.

11. RESULTADO INTEGRAL DE FINANCIAMIENTO

Esta partida se analiza como sigue:

	2002	2001
Gastos financieros	($ 1,189)	($ 1,556)
Productos financieros	109	102
(Pérdida) utilidad cambiaria, neto	(1,116)	489
Ganancia por posición monetaria	593	490
	($ 1,603)	($ 475)

12. OTROS GASTOS, NETO

El cargo neto a los resultados consolidados fue como sigue:

	2002	2001
Cancelación de activo fijo, principalmente Pegi	($ 263)	($ 147)
Reserva para cancelación de inversión en Posven, asociada extranjera	(97)	
Pérdida en venta de acciones		(3)
Indemnizaciones y otros	(33)	(160)
Efecto neto de reestructuración de deuda	(53)	
Otros productos (gastos), neto	9	(32)
	($ 437)	($ 342)

13. IMPUESTOS SOBRE LA RENTA Y AL ACTIVO Y PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES

El crédito (cargo) neto a los resultados consolidados por concepto de impuestos sobre la renta y al activo fue como sigue:

	2002	2001
Impuesto sobre la renta:		
Causado	($ 6)	($ 134)
Diferido	549	(93)
Total impuesto sobre la renta	543	(227)
Impuesto al activo	(15)	(1,040)
Crédito (cargo) neto a los resultados consolidados	$ 528	($ 1,267)

La conciliación entre las tasas obligatoria y efectiva del impuesto sobre la renta se muestra a continuación:

	2002	2001
Pérdida antes de impuesto sobre la renta y participación de los trabajadores en las utilidades	($ 1,406)	($ 1,396)
Participación en los resultados de asociadas	94	860
	($ 1,312)	($ 536)
Impuesto sobre la renta a la tasa obligatoria (35%)	$ 459	$ 187
Más (menos) efecto de impuesto sobre la renta sobre:		
Gastos no deducibles	(43)	(12)
Diferencias base resultado integral de financiamiento	10	(10)
Estimación de no recuperabilidad de pérdidas fiscales	(161)	(294)
Otras permanentes, neto	21	(98)
	286	(227)
Efecto por disminución de tasa de impuesto sobre la renta (1)	257	
Impuesto sobre la renta sobre pérdida del año	543	(227)
Impuesto al activo cuyo derecho de acreditarse caducó en el año	(15)	(1,040)
Total acreditado (cargado) a resultados	$ 528	($ 1,267)
Tasa efectiva	40.2%	(236.5%)

(1) De acuerdo con las modificaciones a la Ley del Impuesto sobre la Renta que entraron en vigor a partir del 1o. de enero de 2002, la tasa del impuesto sobre la renta continuará siendo del 35% para este año; sin embargo, esta tasa se reducirá gradualmente en un 1% anual, de tal forma que a partir del año 2005 la tasa será del 32%. Este cambio originó una disminución de $257 en el impuesto sobre la renta diferido por pagar registrado al 31 de diciembre de 2001, importe que se acreditó a los resultados durante el ejercicio 2002.

El impuesto sobre la renta diferido por pagar registrado al 31 de diciembre, se aplicó a las siguientes cuentas:

	Impuesto sobre la renta diferido	Impuesto al activo por recuperar	Neto
Pasivo de impuesto sobre la renta diferido	($ 3,565)	$ 1,368	($ 2,197)
Efecto del período:			
Resultados del año	(93)		(93)
Exceso en la actualización del capital	660		660
Impuesto al activo cancelado en el año		(1,040)	(1,040)
Impuesto al activo pagado, neto		225	225
Saldo neto al 31 de diciembre de 2001	(2,998)	553	(2,445)
Activo de impuesto sobre la renta diferido	(197)	(112)	(309)
Pasivo de impuesto sobre la renta diferido	(3,195)	441	(2,754)
Efecto del periodo:			
Resultados del año	549		549
Exceso en la actualización del capital	(224)		(224)
Impuesto al activo cancelado en el año		(15)	(15)
Impuesto al activo pagado, neto		356	356
Saldo neto al 31 de diciembre de 2002	(2,870)	782	(2,088)
Activo de impuesto sobre la renta diferido	(249)	(168)	(417)
Pasivo de impuesto sobre la renta diferido	($ 3,119)	$ 614	($ 2,505)

Al 31 de diciembre las principales diferencias temporales sobre las que se reconoce impuesto sobre la renta diferido se analizan como sigue:

	2002	2001
Inventarios	$ 1,414	$ 1,057
Inmuebles, maquinaria y equipo, neto	9,060	7,959
Cargos diferidos	1,315	1,346
Provisiones de pasivo	(969)	(778)
Pérdidas por amortizar	(1,798)	(971)
Otras, neto	(52)	(48)
	8,970	8,565
Tasa de impuesto sobre la renta	32%	35%
Impuesto sobre la renta diferido, neto	$ 2,870	$ 2,998

La participación de los trabajadores en las utilidades se determina a la tasa del 10% sobre la utilidad gravable ajustada de acuerdo con lo establecido en la Ley del Impuesto sobre la Renta. La amortización de pérdidas fiscales y el acreditamiento del impuesto al activo no son aplicables para efectos de reducir dicha participación.

14. INFORMACION POR SEGMENTOS Y DISTRIBUCION GEOGRAFICA

La administración de la empresa evalúa sus operaciones en base a un solo segmento de negocios, el acero. Se tienen, sin embargo, los siguientes segmentos geográficos, los cuales fueron determinados en atención a la ubicación geográfica de los clientes:

	Ventas Netas			
	2002	%	2001	%
México	$ 10,639	78.9	$ 10,472	86.0
Estados Unidos y Canadá	2,646	19.6	1,447	11.9
Otros	196	1.5	262	2.1
Total de ventas consolidadas	$ 13,481	100.0	$ 12,181	100.0

Todos los inmuebles, maquinaria y equipo propiedad de la Compañía que se incluyen en el estado consolidado de situación financiera se encuentran en México.

Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortíz L.
Director de Finanzas

SANTAMARINA Y STETA

TORRE COMERCIAL AMERICA

México, Distrito Federal, a 4 de febrero de 2004

H. Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Dirección General de Emisoras
Insurgentes Sur No. 1971
Torre Norte, Planta Baja
Col. Guadalupe Inn
01020, México, D.F.

Estimados señores:

Nos referimos a la inscripción en la Sección de Valores y Especial del Registro Nacional de Valores a cargo de esa H. Comisión y en el listado de valores autorizados para cotizar de la Bolsa Mexicana de Valores, S.A. de C.V., de los Certificados de Participación Ordinaria no amortizables (los "Certificados") a ser emitidos por Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria ("NAFIN"), como fiduciaria del fideicomiso número 80366, con base en acciones representativas del capital social de la sociedad mexicana denominada Hylsamex, S.A. de C.V. ("Hylsamex"), sin que medie oferta pública de los Certificados (la "Inscripción") en términos del artículo 14 bis I de la Ley del Mercado de Valores y del artículo 9° de las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores expedidas por esa H. Comisión (las "Disposiciones").

NAFIN e Hylsamex nos han solicitado nuestra opinión como abogados externos, y en tal carácter, hemos revisado la documentación e información legal descrita más adelante y hemos sostenido reuniones con funcionarios de NAFIN e Hylsamex a efecto de rendir una opinión legal respecto de dicha documentación e información, de conformidad con el artículo 14 fracción I, inciso b) de la Ley del Mercado de Valores y con las Disposiciones.

Para efectos de la presente opinión, hemos examinado copias fotostáticas de los siguientes documentos:

1. El testimonio de la escritura pública que contiene la constitución de Hylsamex.

2. El proyecto de título y de acta de emisión de los Certificados, el cual se anexa al escrito dirigido a esa H. Comisión como solicitud de autorización de la Inscripción y sus distintos alcances (el "Escrito de Solicitud").

3. Contrato de Fideicomiso Irrevocable No. 80366, celebrado entre Alfa, S.A. de C.V. ("ALFA") como fideicomitente y NAFIN como fiduciaria, cuyo fin principal es la emisión de los Certificados (el "Fideicomiso").

4. Proyecto de Folleto Informativo de los Certificados anexo al Escrito de Solicitud.

5. El testimonio de la escritura pública en las que consten las facultades del señor Ricardo Antonio Rangel Fernández MacGregor para actuar en nombre y representación de NAFIN como Delegado Fiduciario General para: (i) celebrar el Fideicomiso; (ii) suscribir el Acta de Emisión, (iii) así como para firmar, en nombre y representación de NAFIN el título o títulos que ampararán los Certificados.

6. El testimonio de la escritura pública y la documentación legal respecto de (i) las facultades del representante de ALFA para que, en su carácter de fideicomitente, se afecten 197'334,903 acciones de Hylsamex para integrar el patrimonio y fondo común inicial del Fideicomiso y se instruya a NAFIN la emisión de los Certificados, así como (ii) la existencia del patrimonio y fondo común inicial del Fideicomiso.

7. La información y documentación legal adicional que forma parte del paquete de información que se presenta ante esa H. Comisión como parte de los anexos del Escrito de Solicitud, asumiendo, sin haberlo verificado, la autenticidad de la misma y de las firmas que los calzan, así como la fidelidad de las copias suministradas de ciertos documentos con sus originales.

En virtud de lo anterior y sujeto a las excepciones expresadas más adelante, somos de la opinión que:

1 Nafin es una Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, con personalidad jurídica y patrimonio propios, de conformidad con el artículo 1° de su Ley Orgánica publicada en el Diario Oficial de la Federación de fecha 26 de diciembre de 1986 y sus diversas reformas y adiciones.

2 Hylsamex es una sociedad mercantil constituida conforme a las leyes de los Estados Unidos Mexicanos, según consta en escritura pública número 177 otorgada el 29 de junio de 1942 ante la fe del señor licenciado Emeterio Martínez de la Garza, Notario Público que ejerció en la ciudad de Monterrey, Nuevo León, inscrita en el Registro Público de Comercio de Monterrey, Nuevo León, el 29 de julio de 1942.

3 El Fideicomiso es un contrato debidamente celebrado de conformidad con las leyes de los Estados Unidos Mexicanos.

4 El patrimonio y fondo común inicial del Fideicomiso es de 197'334,903 acciones representativas del capital social de Hylsamex, dicho patrimonio inicial y fondo común existe y fue válidamente aportado al Fideicomiso. Asimismo, las instrucciones giradas por el fideicomitente a NAFIN para la emisión de los Certificados se apegan a las estipulaciones del Fideicomiso.

5 Los títulos que representen los Certificados están apegados a derecho y NAFIN cuenta con las facultades suficientes para emitirlos, en términos de los artículos 2°, 5°, 6°, fracciones VIII y IX de su Ley Orgánica.

6 El señor Ricardo Antonio Rangel Fernández MacGregor cuenta con facultades individuales para representar a NAFIN en la celebración del Fideicomiso, la suscripción del Acta de Emisión, así como para firmar, en nombre y representación de NAFIN, el título o títulos que ampararán los Certificados.

7 Una vez obtenidas las autorizaciones correspondientes y realizados los actos legales y contractuales correspondientes, incluyendo, sin limitación alguna:

(i) la autorización de esa Comisión Nacional Bancaria y de Valores para llevar a cabo la inscripción;

(ii) la suscripción y protocolización del Acta de Emisión de los Certificados y su correspondiente inscripción en el Registro Público de Comercio;

(iii) la firma de los títulos que amparen los Certificados por parte de los representantes legales de NAFIN y del Representante Común de los tenedores de los Certificados;

(iv) se lleve a cabo el depósito de los títulos de los Certificados ante el S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores y/o su entrega física a sus legítimos tenedores conforme lo disponga las Asambleas Generales Extraordinarias de Accionistas de ALFA;

entonces, los títulos que representen los Certificados habrán sido válidamente emitidos y distribuidos conforme a derecho, y en consecuencia, otorgarán a sus tenedores los derechos incorporados en los títulos que los amparen, los otorgados en el Acta de Emisión, en el Fideicomiso y por la legislación mexicana vigente.

A efecto de emitir la presente opinión, hemos asumido (i) que las copias de los documentos que revisamos son copias fieles de sus respectivos originales; (ii) que a la fecha de la presente, NAFIN no ha revocado, limitado o modificado las facultades otorgadas al señor Ricardo Antonio Rangel Fernández MacGregor; y (iii) el Contrato de Fideicomiso no ha sido modificado o revocado.

La presente opinión está sujeta a las siguientes excepciones:

(a) para efectos de emitir la presente opinión, no hemos obtenido ni revisado ningún certificado o documento emitido por ningún registro público; y

(b) la presente opinión está limitada a cuestiones relacionadas exclusivamente con la legislación mexicana vigente a esta fecha, por lo que no asumimos obligación alguna respecto a legislaciones extranjeras, ni para actualizarla o revisarla en el futuro.

La presente opinión legal se extiende exclusivamente con motivo de la inscripción de los Certificados en el Registro Nacional de Valores y en la Bolsa Mexicana de Valores, S.A. de C.V., sin mediar oferta pública de los Certificados en términos del artículo 14 bis I de la Ley del Mercado de Valores, por lo que no podrá ser utilizada de alguna otra forma, sin nuestra autorización. No obstante lo anterior, la presente opinión podrá ser consultada por el público inversionista interesado, únicamente para los efectos de dicha inscripción.

Atentamente,

SANTAMARINA Y STETA, S.C.

Alberto Saavedra Olavarrieta
Socio

NACIONAL FINANCIERA, S.N.C., INSTITUCIÓN DE BANCA DE DESARROLLO, DIRECCIÓN FIDUCIARIA

EMISIÓN DE CERTIFICADOS DE PARTICIPACIÓN ORDINARIOS NO AMORTIZABLES

CERTIFICADOS "HYLSAMX CPO" CERTIFICADO NUM: 1

Fecha de emisión: 19 de febrero de 2004

Ampara: **248'106,826**
Certificados de Participación Ordinarios No Amortizables.

IMPORTE TOTAL DE LA EMISIÓN: $2,430'231,686.00
(Dos mil cuatrocientos treinta millones doscientos treinta y un mil seiscientos ochenta y seis Pesos 00/100 Moneda Nacional).

VALOR NOMINAL DE LOS CERTIFICADOS: $4.7996
(Cuatro Pesos 7996/10000 Moneda Nacional), cada uno.

El presente título ampara 248'106,826 Certificados de Participación Ordinarios No Amortizables denominados "HYLSAMX CPO", con un valor nominal de $4.7996 cada uno, que emite Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, en su carácter de Fiduciaria en el Fideicomiso No. 80366 constituido el 29 de enero de 2004 (el "Fideicomiso").

Estos certificados se liberarán en la proporción de un certificado por cada acción Serie "B" de Hylsamex, S.A. de C.V. ("Hylsamex"), que se afecte en el Fideicomiso; en el entendido que, las acciones Serie "B" de Hylsamex afectas al Fideicomiso y que constituyen el valor subyacente de los "HYLSAMX CPO", se encuentran sujetas al "CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX", referido en el Fideicomiso. El precio de colocación de los "HYLSAMX CPO", será el que arroje el mecanismo de subasta en la Bolsa Mexicana de Valores, S.A. de C.V., al que se sujeten dichos certificados, al inicio de las operaciones en dicha Bolsa en la fecha de su colocación.

El importe de la emisión y el valor nominal de los certificados se establece exclusivamente para los efectos de los artículos 228-L y 228-N de la Ley General de Títulos y Operaciones de Crédito. Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria no queda obligada a pagar a los tenedores el valor nominal de los certificados, en los términos del artículo 228-K del citado ordenamiento.

Para efectuar la emisión se obtuvo la autorización de la Comisión Nacional Bancaria y de Valores, en los términos del artículo 228-O de la Ley General de Títulos y Operaciones de Crédito mediante oficio DGA-208-4308 de fecha 17 de febrero de 2004. La totalidad de los "HYLSAMX CPO" están inscritos en las Secciones de Valores y Especial del Registro Nacional de Valores a cargo de la Comisión Nacional Bancaria y de Valores bajo el número 024-1.3-2004-001, conforme al artículo 14 Bis 1 de la Ley del Mercado de Valores.

La emisión se otorgó por declaración unilateral de voluntad de Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria, mediante Acta de Emisión, protocolizada en la Escritura Pública No. 35,613 de fecha 17 de febrero de 2004, otorgada ante la fe del Lic. Gabriel Benjamín Díaz Soto, Notario Público No. 131 del Distrito Federal, e inscrita en el Registro Público de la Propiedad y del Comercio del Distrito Federal, el 18 de febrero de 2004, bajo el folio mercantil número 81341.

Los certificados representan para sus tenedores los derechos establecidos en la Cláusula Séptima del Acta de Emisión.

El presente título se emite para su depósito en la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores en términos de los artículos 57, 67 y 74 de la Ley del Mercado de Valores, los titulares de los "HYLSAMX CPOs" demostrarán la titularidad de los certificados y se legitimarán con las constancias que se expidan en los términos del Artículo 78 del ordenamiento citado. Todos los pagos que deberán de hacerse a los tenedores de los "HYLSAMX CPOs" se llevarán a cabo en Paseo de la Reforma número 255 Colonia Cuauhtémoc, México, 06500, Distrito Federal.

México, D.F. a 19 de febrero de 2004

REPRESENTANTE COMÚN DE LOS TENEDORES
CASA DE BOLSA BANORTE, S.A. DE C.V., GRUPO FINANCIERO BANORTE

Lic. Eduardo Ramos de Cajiga
Apoderado

Ing. Arturo Flores Meléndez
Apoderado

NACIONAL FINANCIERA, S.N.C., INSTITUCIÓN DE BANCA DE DESARROLLO,
DIRECCIÓN FIDUCIARIA

Lic. Ricardo Antonio Rangel Fernández Mac Gregor
Delegado Fiduciario General

CLAUSULA SEPTIMA. DEL ACTA DE EMISION

SEPTIMA.- DERECHOS DE LOS TENEDORES.- Los Tenedores de los CPO's, sólo tendrán derecho a:——————————

1.- Ejercer los derechos corporativos derivados de las acciones mediante los mecanismos ordinarios que correspondan en el medio bursátil, de tal suerte que Hylsamex reconocerá a las personas a que se refieran las constancias que en su caso emita el INDEVAL, complementadas con las que expidan los intermediarios bursátiles y otras entidades, como facultadas para ejercer el derecho y sentido del voto de las Acciones Hylsamex fideicomitidas, a razón de una acción por un CPO, sin mayor formalidad. De igual forma, la Emisora procederá en el ejercicio de los mencionados derechos corporativos conforme a lo estipulado en la Cláusula 5.1 (CINCO PUNTO UNO) del Fideicomiso. En los términos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, en caso de incumplimiento de las obligaciones garantizadas, entonces y en dicho caso, el Agente de las Garantías ejercerá el derecho de voto que corresponda a las Acciones Hylsamex que formen parte del patrimonio del fideicomiso según se prevé en dicho instrumento.——————————

2.- La Emisora respetando los términos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX entregará por conducto de Indeval a los tenedores de los CPO's, el importe de los productos que reciba como consecuencia del ejercicio de los derechos patrimoniales o pecuniarios de aquellas de las Acciones Hylsamex con base en las cuales se emitieron los CPO's de que se trate. Si como consecuencia del ejercicio de los derechos patrimoniales o pecuniarios mencionados, la Emisora recibe nuevas Acciones Hylsamex derivados de aumentos de capital, con base en dichas nuevas Acciones emitirá CPO's adicionales que representen esas nuevas Acciones y entregará a los tenedores de los CPO's existentes (con anterioridad a la fecha del aumento de capital de que se trate y en la proporción que les corresponda) una emisión de nuevos CPO's. En el entendido de que la nueva emisión de CPO's se hará previo pago del valor de suscripción de las nuevas Acciones Hylsamex, si las nuevas acciones hubieren sido emitidas para representar aumentos de capital pagaderos en efectivo, o bien sin pago alguno si las nuevas Acciones Hylsamex con base en las cuales se hubieren emitido los nuevos CPO's hubieren sido emitidos para representar aumentos de capital por capitalización de primas de capital, utilidades y otras partidas del capital contable legalmente susceptible de ser capitalizadas de Hylsamex.——————————

3. En caso de que se ejecute el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, los tenedores se sujetarán a lo dispuesto en la Cláusula Décima Segunda de esta acta.——————————

4.- A solicitar la entrega de las Acciones Hylsamex que respalden sus CPO's en proporción a su tenencia cuando se cancele la emisión como consecuencia de cualquier causa, excepto por la ejecución del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX.——————————

En virtud de que los CPOs serán no amortizables, en términos de lo dispuesto por el articulo 228 k. (doscientos veintiocho k) de la Ley General de Títulos y Operaciones de Crédito, la Emisora no estará obligada a pagar a los tenedores de los CPO's el valor nominal de los certificados.——————————

ARTÍCULO TRANSITORIO DE LOS ESTATUTOS SOCIALES DE HYLSAMEX, S.A. DE C.V.

"De conformidad con lo previsto en la fracción VII del Artículo 14 Bis 3 de la Ley del Mercado de Valores, la Sociedad adopta en el presente Artículo Transitorio de sus Estatutos Sociales, el cual estará vigente hasta el 31 de Diciembre del año 2008, las siguientes medidas tendientes a prevenir la adquisición de sus acciones que otorguen el control de la Sociedad, en forma directa o indirecta, sin que se tenga el acuerdo favorable del Consejo de Administración:——————————

— 1 - Toda adquisición de acciones emitidas por la Sociedad que se pretenda realizar bajo cualquier título o medio por uno o más interesados que actúen de manera concertada o se encuentren vinculados entre sí, de hecho o de derecho, para tomar decisiones como grupo, requerirá para su validez del acuerdo favorable, previo y por escrito del Consejo de Administración cada vez que el número de acciones que se pretende acquirir sumado a las acciones que integran su tenencia accionaria, dé como resultado un número igual o mayor a cualquier porcentaje del capital social que sea 5 cinco u otro múltiplo de 5 cinco.——————————

— Lo dispuesto en el párrafo anterior también se aplicará a las adquisiciones de: (i) certificados de participación ordinaria (CPOs) cuyo valor subyacente sean acciones emitidas por la Sociedad; y (ii) cualquier clase de derechos sobre las acciones o CPOs de la Sociedad, incluyendo sin limitar instrumentos u operaciones financieras derivadas, así como los que impliquen la pérdida o limitación de los derechos de voto otorgados por dichas acciones o CPOs. El acuerdo previo favorable del Consejo de Administración a que se refieren los párrafos anteriores, se requerirá indistintamente de si la adquisición de los valores y/o derechos se pretende realizar dentro o fuera de Bolsa, directa o indirectamente, en una o varias transacciones de cualquier naturaleza jurídica, simultáneas o sucesivas, en el País o en el extranjero. También se requerirá la autorización del Consejo de Administración para la celebración de convenios de cualquier naturaleza, orales o escritos, en virtud de los cuales se formen o adopten mecanismos o acuerdos de asociación de voto, para una o varias asambleas de accionistas de la Sociedad, cada vez que el número de votos agrupados resulte en un número igual o mayor a cualquier porcentaje del capital social que sea 5 cinco u otro múltiplo de 5 cinco. No se entenderá como convenio de esta naturaleza el acuerdo que realicen accionistas para la designación de consejeros de minoría.——————————

— 2 - La solicitud escrita de autorización deberá presentarse por el o los interesados a la consideración del Consejo de Administración de la Sociedad y deberá entregarse al Presidente del Consejo con copia al Secretario, en el entendido de que su falsedad hará que los solicitantes y sus representados incurran en las sanciones penales respectivas y sean responsables de los daños y perjuicios que ocasionen. Dicha solicitud deberá incluir como mínimo, a manera enunciativa y no limitativa, la siguiente información que se proporcionará bajo protesta de decir verdad: (i) El número de acciones y/o CPOs involucrados y la naturaleza jurídica del acto o actos que se pretendan realizar. (ii) La identidad y nacionalidad de cada uno de los solicitantes, revelando si actúan por cuenta propia o ajena, ya sea como mandatarios, comisionistas, fiduciarios, "trustees" o agentes de terceros, y si actúan con o sin la representación del tercero. (iii) La identidad y nacionalidad de los socios, accionistas, mandantes, comisionistas, fiduciarios, fideicomitentes, fideicomisarios, miembros del Comité Técnico o su equivalente, causahabientes y agentes de los solicitantes, en el País o en el extranjero. (iv) La identidad y nacionalidad de quién o quiénes controlan a los solicitantes, directa o indirectamente a través de los mencionados en el inciso (iii) anterior, en el País o en el extranjero. (v) Quiénes de los mencionados anteriormente son entre sí cónyuges o tienen parentesco por consanguinidad, afinidad o civil hasta el cuarto grado. (vi) Quiénes de todos los mencionados anteriormente son o no, o mantienen o no, alguna relación jurídica, económica o de hecho con algún competidor, cliente, proveedor, acreedor o accionista de por lo menos un 5% cinco por ciento del capital social de la Sociedad, de sus subsidiarias o sus afiliadas. (vii) Las participaciones individuales que ya mantengan, directa o indirectamente, los solicitantes y todos los mencionados anteriormente en los valores, derechos y mecanismos o acuerdos de asociación de voto a que se refiere el inciso 1 del presente Artículo Transitorio. (viii) El origen de los recursos económicos que se pretendan utilizar para pagar la o las transacciones materia de la solicitud, especificando la identidad, nacionalidad y demás información pertinente de quién o quiénes provean o vayan a proveer dichos recursos; explicando la naturaleza jurídica y condiciones de dicho financiamiento o aportación; y revelando además, si esta o estas personas, directa o indirectamente son o no, o mantienen o no, alguna relación jurídica, económica o de hecho con algún competidor, cliente, proveedor, acreedor o accionista de por lo menos un 5% cinco por ciento del capital social de la Sociedad, de sus subsidiarias o sus afiliadas. (ix) Los propósitos que se buscan con la transacción o transacciones que se pretenden realizar; y quiénes de los solicitantes tienen la intención de continuar adquiriendo, directa o indirectamente, valores y derechos adicionales a los referidos en la solicitud y, en su caso, el porcentaje de tenencia o de voto que se pretenda alcanzar; y si se desea o no adquirir el 20% veinte por ciento o más del capital social o el control de la Sociedad vía adquisición de acciones, mecanismos o acuerdos de asociación de voto o por cualquier otro medio. (x) En su caso, cualesquier otra información o documentación requerida por el Consejo de Administración para adoptar su resolución.——————————

— 3 - Si de concederse la autorización se alcanzara una posición de acciones, CPOs y/o derechos sobre ambos igual o mayor al 20% veinte por ciento del capital social, el Consejo de Administración requerirá que el o los solicitantes efectúen una oferta pública de compra hasta por el 100% cien por ciento del capital social. La oferta pública de compra deberá llevarse a cabo conforme a las disposiciones legales aplicables en ese momento. Lo previsto en el párrafo anterior también se aplicará a los mecanismos o acuerdos de asociación de voto a que se hace referencia en el último párrafo del inciso 1 del presente Artículo Transitorio, si de concederse la autorización por el Consejo de Administración se agrupa un número de votos igual o mayor al 20% veinte por ciento del capital social. Lo establecido en este numeral 3 podrá ser dispensado, incluso en forma parcial, por el Consejo de Administración, si la posición de acciones, CPO's o derechos sobre ambos es menor al 30% treinta por ciento y mayor al 20% veinte por ciento del capital social.——————————

— 4 - Si se llegaren a realizar adquisiciones o celebrar convenios de los restringidos en el inciso 1 del presente Artículo Transitorio sin observarse el requisito de obtener el acuerdo previo y por escrito favorable del Consejo de Administración, los valores materia de dichas adquisiciones o convenios no otorgarán derecho o facultad alguna para votar en ninguna asamblea de accionistas de la Sociedad ni se podrán ejercer los derechos corporativos y económicos que en ellos se consignan, quedando el ejercicio de los derechos económicos suspendido hasta que no se regularice la tenencia respectiva. Consecuentemente, en estos casos la Sociedad no reconocerá ni dará valor alguno a las constancias de depósito de acciones o CPOs expedidas por cualquier institución de crédito o para el depósito de valores del País para acreditar el derecho de asistencia a una asamblea. Tampoco se inscribirán dichas acciones o CPOs en el Registro de Acciones que lleva la Sociedad; o, en su caso, la Sociedad cancelará su inscripción. Para corregir el incumplimiento el Consejo de Administración podrá acordar, entre otras, las siguientes medidas: (i) la reversión de las operaciones realizadas, con mutua restitución entre las partes, cuando esto fuera posible; (ii) cooperar para facilitar la venta o disposición de las acciones adquiridas, mediando o no oferta pública; (iii) el no reconocimiento de los mecanismos o acuerdos de asociación de voto; o (iv) imponer o exigir a los infractores el cumplimiento de la obligación de realizar una oferta pública de compra de una parte o la totalidad de las acciones restantes del capital social, que deberá llevarse a cabo conforme a las disposiciones legales aplicables en ese momento.——————————

— 5 - Los tenedores de acciones y CPOs, por el solo hecho de adquirir dichos valores, convienen expresamente en cumplir con lo previsto en este Artículo Transitorio y en las resoluciones del Consejo de Administración de la Sociedad emitidas conforme a la misma. De igual forma, aceptan que el Consejo de Administración lleve a cabo toda clase de investigaciones y requerimientos de información para verificar el cumplimiento del presente Artículo Transitorio y, en su caso, el cumplimiento de las disposiciones legales aplicables en ese momento.——————————

— 6 - Lo previsto en este Artículo Transitorio no será aplicable a: (i) la transmisión de las acciones derivadas de la ejecución del "Contrato de Caución Bursátil Hylsamex" de fecha 22 de Julio de 2002 mediante el cual se caucionaron acciones emitidas por la Sociedad para garantizar un crédito a largo plazo a cargo de la misma; (ii) a transmisión hereditaria de acciones o CPOs; y (iii) los incrementos a los porcentajes de participación accionaria debidos a reducciones de capital acordados por la asamblea de accionistas de la Sociedad y/o de su Sociedad Controladora.——————————

— 7.- El Consejo de Administración al hacer la determinación correspondiente en los términos de este artículo deberá evaluar: (i) el beneficio que se esperaría para el desarrollo de la Sociedad; (ii) el incremento que se pudiera presentar en el valor de la inversión de los accionistas; (iii) la debida protección de los accionistas minoritarios; y (iv) que el solicitante hubiera cumplido con los requisitos que se prevén en este artículo de solicitar la autorización por cada 5 cinco por ciento del capital social que se adquiera, entre otros que se juzgue adecuados y que justifique el Consejo. Así mismo, el Consejo de Administración deberá de resolver dentro de los cuarenta y cinco días que sigan a la fecha en que se hubiere entregado por el solicitante la información necesaria, salvo que por su complejidad deba de ser diferida la resolución por el plazo de tiempo que sea razonable, en cuyo caso el propio Consejo de Administración deberá de motivar adecuadamente la razón de tal diferimiento."——————————

CLAUSULA DÉCIMO SEXTA DEL CONTRATO DE FIDEICOMISO

DÉCIMO SEXTA. TENEDORES DE LOS CPO'S. Los CPO's que se emiten al amparo de este Fideicomiso podrán ser adquiridos por inversionistas mexicanos o extranjeros. Las personas físicas o morales extranjeras, las unidades económicas extranjeras sin personalidad jurídica, las empresas mexicanas en las que participe mayoritariamente el capital extranjero y los inmigrados que se encuentren vinculados con centros de decisión económica del exterior, por el sólo hecho de la suscripción y tenencia de los CPO's que se emitan en los términos del presente contrato, se entenderá que convienen con el Gobierno Mexicano, ante la Secretaría de Relaciones Exteriores, en considerarse como nacionales respecto de los CPO's que adquieran y de los que sean legítimos tenedores y convienen, por el sólo hecho de su adquisición y tenencia, en no invocar por lo mismo la protección de sus Gobiernos bajo la pena, en caso contrario, de perder la titularidad de los CPO's de mérito en beneficio de la Nación Mexicana.——————————



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CONTRATO DE FIDEICOMISO NÚMERO 80366, QUE CELEBRAN POR UNA PARTE NACIONAL FINANCIERA, SOCIEDAD NACIONAL DE CRÉDITO, INSTITUCIÓN DE BANCA DE DESARROLLO, DIRECCIÓN FIDUCIARIA, REPRESENTADA POR SU DELEGADO FIDUCIARIO GENERAL, EL SEÑOR LICENCIADO RICARDO ANTONIO RANGEL FERNANDEZ MAC GREGOR, (A QUIEN EN LO SUCESIVO SE DENOMINARA COMO LA "FIDUCIARIA"), DE OTRA PARTE COMO FIDEICOMITENTE LA SOCIEDAD DENOMINADA ALFA, S.A. DE C.V, REPRESENTADA POR el SEÑOR LICENCIADO ALBERTO SAAVEDRA OLAVARRIETA, (A QUIEN EN LO SUCESIVO SE LE DENOMINARA COMO LA "FIDEICOMITENTE"), CON LA COMPARECENCIA DE HYLSAMEX, S. A. DE C.V, REPRESENTADA POR EL SEÑOR LICENCIADO ALBERTO SAAVEDRA OLAVARRIETA, (A LA QUE EN LO SUCESIVO SE DENOMINARA COMO "HYLSAMEX"), Y DE OTRA PARTE COMO REPRESENTANTE COMÚN DE LOS TENEDORES DE LOS CERTIFICADOS DE PARTICIPACIÓN ORDINARIOS QUE SE EMITAN CONFORME AL PRESENTE CONTRATO, A CASA DE BOLSA BANORTE, S.A. DE C.V., GRUPO FINANCIERO BANORTE, REPRESENTADA POR LOS SEÑORES EDUARDO RAMOS DE LA CAJIGA Y ARTURO MANUEL FLORES MELÉNDEZ (A QUIEN EN LO SUCESIVO SE LE DENOMINARA COMO EL "REPRESENTANTE COMÚN"), DE CONFORMIDAD CON LAS SIGUIENTES DECLARACIONES Y CLAUSULAS

DECLARACIONES

I.- Declara la FIDEICOMITENTE, por conducto de sus representantes, que:

A) Es una sociedad mercantil constituida bajo la denominación de Corporación Siderúrgica, S. A., conforme a las leyes de los Estados Unidos Mexicanos, según consta en escritura pública 6463, otorgada el 13 de marzo de 1967 ante la fe del señor licenciado Fernando Arrechavaleta Palafox, Notario Público 27 de Monterrey, Nuevo León, inscrita en el Registro Público de Comercio de la Primera Cabecera Distrital, en Monterrey, Nuevo León, bajo el número 385, Folio 255, Volumen 183, Libro 3, Segundo Auxiliar, Escrituras de Sociedades y Poderes, el 7 de abril de 1967, y que sus representantes legales cuentan con facultades suficientes para poder suscribir este contrato de fideicomiso, conforme se indica en copia de las escrituras públicas que se listan y adjuntan en el **Anexo 2** "PODERES", de este contrato de fideicomiso.

B) Es propietario de 455'568 540 acciones íntegramente suscritas y pagadas, comunes, de la Serie B, las cuales representan el 89.97% (ochenta y nueve punto noventa y siete por ciento) del capital social total suscrito y pagado de Hylsamex.

C) Las acciones representativas del capital social de Hylsamex de su propiedad, se encuentran libres de cualquier limitación de dominio o de cualquier gravamen alguno salvo cierto contrato de caución bursátil celebrado el 22 de julio de 2002, por la FIDEICOMITENTE, con GBM Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa y Banco Nacional de México, S.A.; Institución de Banca Múltiple (denominado como el "Agente de las Garantías"), según está firmado y en el futuro según sea modificado. Copia del contrato de caución bursátil se adjunta al presente contrato de fideicomiso como **Anexo 1.** En lo





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sucesivo a dicho contrato, incluyendo cualquier modificación que pueda sufrir, se le denominará como el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX. Dicha caución bursátil se ha celebrado para asegurar las obligaciones a cargo de Hylsamex conforme a los acuerdos de los Adeudos Reestructurados Hylsamex y los Contratos de Cobertura de Tasas de Interés Hylsamex, según se definen dichos documentos en el propio CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX. Con motivo de la celebración de este contrato de fideicomiso, e inmediatamente después de su firma, la FIDUCIARIA signará una reforma no.1 al CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX y un contrato de cesión y asunción. para señalar su conformidad con dicho documento, adjuntando dichos documentos al presente Contrato en el mismo **Anexo 1**.

D) Es su deseo afectar en fideicomiso las acciones representativas del capital social de Hylsamex descritas en la Declaración I. B) anterior al presente Fideicomiso, en más de una exhibición, para que se destinen a los fines que en el mismo se prevén, incluyendo la emisión por parte de la FIDUCIARIA de Certificados de Participación Ordinaria no Amortizables ("CPO's") los cuales eventualmente recibirá y distribuirá entre sus accionistas. Con dicho objeto se realizarán los actos necesarios para que los CPO's sean inscritos en la Sección de Valores del Registro Nacional de Valores a cargo de la Comisión Nacional Bancaria y de Valores (en adelante la "CNBV") y sean aprobados para su negociación en la Bolsa Mexicana de Valores, S.A. de C.V. (la "Bolsa"), de conformidad con las disposiciones de la Ley del Mercado de Valores, las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y otros Participantes del Mercado de Valores, expedidas por la CNBV y publicadas en el Diario Oficial de la Federación el día 19 de marzo de 2003 (las "Disposiciones") y el Reglamento Interior de la Bolsa.

E) Convocará a una o varias Asambleas Generales Extraordinarias de Accionistas que acuerden la aprobación de diversas reducciones en su capital social, mediante reembolsos que se realicen a favor de sus accionistas. Dichos reembolsos se realizarán necesariamente mediante la entrega a sus accionistas, en uno o varios actos, de los CPO's que emita la FIDUCIARIA conforme a este contrato de fideicomiso.

F) A este fin, la FIDEICOMITENTE, de conformidad con las resoluciones de su Asamblea General Extraordinaria de Accionistas a celebrarse en el mes de enero del 2004, propondrá llevar a cabo una primera reducción en su capital social, en la cantidad de $26'000,000.00 (Veintiséis millones de pesos) (la "PRIMERA REDUCCIÓN DE CAPITAL"). Esta reducción en el capital social de la FIDEICOMITENTE, se pagará a sus accionistas, en especie mediante la distribución a prorrata de 197'334,903 (Ciento Noventa y Siete Millones Trescientos Treinta y Cuatro Mil Novecientos Tres) CPO's a ser emitidos por la FIDUCIARIA. Previamente, la FIDUCIARIA habrá entregado dichos CPO's a la FIDEICOMITENTE, en razón de la aportación fiduciaria que hubiere realizado la propia FIDEICOMITENTE de 197'334,903 (Ciento Noventa y Siete Millones Trescientas Treinta y Cuatro Mil Novecientas Tres) acciones representativas del capital social de Hylsamex.

G) En adición, la FIDEICOMITENTE celebrará una Asamblea General Extraordinaria de Accionistas durante el primer trimestre del año 2005, en la fecha que fije su Consejo de Administración, con el objeto de que esa nueva Asamblea apruebe una segunda reducción en el capital social. Dicha segunda disminución ascendería a la cantidad de $34'000,000.00



(Treinta y cuatro millones de pesos) (la "SEGUNDA REDUCCIÓN DE CAPITAL"). El reembolso correspondiente se realizará con un pago en especie a los accionistas de la FIDEICOMITENTE precisamente con la distribución a prorrata de los 258'233,637 (Doscientos Cincuenta y Ocho Millones Doscientos Treinta y Tres Mil Seiscientos Treinta y Siete) CPO's a ser emitidos por la FIDUCIARIA. Previamente, la FIDUCIARIA habrá entregado dichos CPO's a la FIDEICOMITENTE, en razón de una segunda aportación que hubiere realizado la propia FIDEICOMITENTE de 258'233,637 (Doscientas Cincuenta y Ocho Millones Doscientas Treinta y Tres Mil Seiscientas Treinta y Siete) acciones representativas del capital social totalmente suscrito y pagado de Hylsamex.

H) Una vez que concluya el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX y en consecuencia las acciones subyacentes que respalden a los CPO's no se encuentren sujetas a dicho gravamen, entonces y en dicho caso, la FIDUCIARIA, cancele los CPO's emitidos y en su lugar entregue a sus titulares, las acciones de Hylsamex respecto de las cuales hubiera emitido los CPO's, o cualquier derecho residual, si lo hubiere.

I) Obtendrá para ella y para la FIDUCIARIA, con la colaboración de ésta, las autorizaciones que sean necesarias de las distintas autoridades para el debido cumplimiento de sus fines. Asimismo declara que ha obtenido el consentimiento a que se refiere la cláusula décima segunda del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, en lo que fuere aplicable para la celebración de este contrato de fideicomiso y para el cumplimiento de sus fines.

II. Declara Hylsamex, por conducto de su representante, que:

A) Es una sociedad mercantil constituida conforme a las leyes de los Estados Unidos Mexicanos, bajo la denominación social de Siderúrgica Alfa, S.A. de C.V., según consta en escritura pública 14 otorgada el 21 de octubre de 1991, ante la fe del señor licenciado Luciano Gerardo Galindo Ruiz, Notario Público 115 con ejercicio en la demarcación notarial correspondiente al primer distrito registral Nuevo León, inscrita en el Registro Público de Comercio de Monterrey, Nuevo León, con residencia en el municipio de San Pedro Garza García, y cuyos estatutos sociales han sido reformados en diversas ocasiones siendo la última de ellas la consignada en escritura pública 10,771 otorgada el 25 de julio de 2003, otorgada ante el mismo Notario e inscrita bajo el número 7242, volumen 4, libro primero, registro público de comercio del primer distrito en Monterrey, Nuevo León el 28 de julio de 2003. Sus representantes legales cuentan con facultades suficientes para poder suscribir este contrato de fideicomiso, conforme se indica en copia de las escrituras públicas que se listan y adjuntan en el **Anexo 2** "PODERES", de este contrato de fideicomiso.

B) A esta fecha, su capital social se encuentra representado por un total de 506'340,463 (quinientas seis millones trescientas cuarenta mil cuatrocientas sesenta y tres) acciones comunes, Serie "B", nominativas, sin expresión de valor nominal, íntegramente suscritas y pagadas representativas de la parte mínima fija del capital social (en lo sucesivo en este contrato de fideicomiso se les designará como las "Acciones Hylsamex" o en singular "Acción" o "Acción Hylsamex", según lo requiera el contexto).



C) Tiene conocimiento de las Declaraciones que ha realizado la FIDEICOMITENTE y comparece a este contrato de fideicomiso para manifestar su consentimiento con ello y para aceptar el compromiso de pagar los gastos que se incurran por la existencia y operación de este contrato de fideicomiso, así como las otras obligaciones que le deriven del presente contrato, y la encomienda que se le hace a la FIDUCIARIA conforme al mismo, según más adelante se indica.

III. Declara la FIDUCIARIA, por conducto de su delegado fiduciario general, que:

A) Su representada es una Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, regida por su Ley Orgánica, publicada en el Diario Oficial de la Federación el 26 de diciembre de 1986 y que de acuerdo con la misma, su Reglamento Orgánico, la Ley de Instituciones de Crédito y demás disposiciones aplicables, está facultada para actuar como fiduciaria, por lo que está de acuerdo en intervenir en la celebración de este contrato.

B) En cumplimiento de lo dispuesto por el último párrafo del inciso (b), fracción XIX del artículo 106 de la Ley de Instituciones de Crédito, hizo saber inequívocamente a la FIDEICOMITENTE el contenido de dicha disposición, la cual se transcribe a la letra en la Cláusula Décima Segunda de este contrato.

C) Acredita la personalidad de su representante en términos de la escritura pública 101,352 otorgada por el licenciado José Ángel Villalobos Magaña, titular de la Notaría Pública número 9 del Distrito Federal, México, cuyo primer testimonio quedó debidamente inscrito en el Registro Público de Comercio del Distrito Federal, bajo el folio mercantil número 1275 de fecha 16 de julio de 2003, adjuntando copia de la misma al **Anexo 2** "PODERES" del presente contrato de fideicomiso.

IV. Declara el Representante Común, por conducto de su representante legal, que:

A) Es una sociedad debidamente constituida conforme a las leyes de los Estados Unidos Mexicanos, según consta en escritura pública número 155,466 del 22 de abril de 1976, otorgada ante la fe del señor licenciado Tomás Lozano Molina, Notario Público 87 del Distrito Federal, inscrita en el Registro Público de Comercio del Distrito Federal, y que sus representantes legales cuentan con facultades suficientes para poder suscribir este contrato de fideicomiso, conforme se indica en copia de las escrituras públicas que se listan y adjuntan en el misma al **Anexo 2** "PODERES" del presente contrato de fideicomiso.

B) Comparece en su carácter de Representante Común de los tenedores de los CPO's que emita la FIDUCIARIA conforme a este contrato de fideicomiso, en los términos del artículo 228-Q de la Ley General de Títulos y Operaciones de Crédito.

Con base a las declaraciones anteriores, las partes convienen en las siguientes:





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3.2 Las Acciones Hylsamex, que fueren en lo futuro aportadas por la FIDEICOMITENTE, que a su vez haya recibido de los accionistas de Hylsamex y que en consecuencia se incorporen al patrimonio del Fideicomiso y al fondo común de la emisión que se realice. A la fecha de este contrato de fideicomiso y sin perjuicio de futuros incrementos en el capital social de Hylsamex o en el número de acciones que representen dicho capital social, las acciones totales susceptibles de incorporación al fondo común de la emisión alcanzan la totalidad de 506'340,463 (Quinientos Seis Millones Trescientos Cuarenta Mil Cuatrocientos Sesenta y Tres); y

3.3 En general, los demás bienes y derechos que se reciban o incorporen para o como consecuencia del cumplimiento de los fines del presente contrato de fideicomiso.

CUARTA. FINES. Son fines del Fideicomiso materia del presente contrato:

4.1 .Acciones Hylsamex. Que la FIDUCIARIA reciba y conserve la propiedad y titularidad de las Acciones Hylsamex que sean aportadas al patrimonio del Fideicomiso, para que las integre y conserve en el fondo común de la emisión establecido conforme a la Cláusula Décima Cuarta siguiente para el cumplimiento de los demás fines del Fideicomiso establecidos a continuación. En tanto esté en vigor el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, la FIDUCIARIA no podrá enajenar las Acciones Hylsamex que sean parte del patrimonio del Fideicomiso y fondo común de la emisión, en forma inconsistente al mencionado CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX.

4.2 Derechos Corporativos. Que los derechos corporativos correspondientes a las Acciones Hylsamex parte del patrimonio del Fideicomiso, incluido el de voto, sean ejercidos directamente por los tenedores de los CPO's mediante los mecanismos ordinarios que correspondan a los usos y costumbres en el medio bursátil, de tal suerte que Hylsamex reconocerá a las personas a que se refieran las constancias que en su caso emita el S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("INDEVAL"), complementadas con las que expidan los intermediarios bursátiles y otras entidades, como facultadas para ejercer el derecho y sentido del voto de las Acciones Hylsamex fideicomitidas, a razón de una acción por un CPO, sin mayor formalidad. De igual forma, la FIDUCIARIA procederá en el ejercicio de los mencionados derechos corporativos conforme a lo estipulado en la Cláusula 5.1 siguiente. En los términos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, en caso de incumplimiento de las obligaciones garantizadas, entonces y en dicho caso, el Agente de las Garantías ejercerá el derecho de voto que corresponda a las Acciones Hylsamex que formen parte del patrimonio del Fideicomiso según se prevé en dicho instrumento.

4.3 Derechos Patrimoniales o Pecuniarios. Que la FIDUCIARIA ejercite todos los derechos patrimoniales o pecuniarios que confieran o se deriven de las Acciones Hylsamex que formen parte del patrimonio del Fideicomiso y fondo común de la Emisión , de acuerdo con las instrucciones que reciba del Comité Técnico en los términos de la Cláusula Quinta siguiente, respetando siempre los términos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX. En el concepto de que si en el ejercicio de dichos derechos la FIDUCIARIA recibe Acciones Hylsamex adicionales, dichas nuevas acciones pasarán a formar parte del patrimonio del

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Fideicomiso y del fondo común de la emisión, quedando afectas y aportadas para todos los efectos del presente contrato de fideicomiso. Asimismo, la FIDUCIARIA procederá en términos de la Cláusula 5.2 siguiente.

4.4 Emisión de CPO's. Que la FIDUCIARIA mantenga las Acciones Hylsamex parte del patrimonio del Fideicomiso y fondo común de la Emisión integrado conforme a la Cláusula Décimo Cuarta siguiente. Con base en ello emitirá CPO's que incorporarán los derechos corporativos y los patrimoniales o pecuniarios derivados de dichas acciones, en el entendido que la FIDUCIARIA podrá expedir títulos que amparen el mismo número de CPO's que de acciones en que se divida el capital social total suscrito y pagado de Hylsamex. La emisión de los CPO's tendrán las características que se fijen para tal efecto en el acta de emisión respectiva, cuyos términos y condiciones serán establecidos por la FIDEICOMITENTE y aprobados por la CNBV.

4.5 Distribución de CPO's. Que la FIDUCIARIA entregue los CPO's al FIDEICOMITENTE para su distribución conforme a la Cláusula Novena siguiente bajo la base de que solamente podrán poner en circulación tantos CPO's como el número de Acciones Hylsamex integrantes del patrimonio del Fideicomiso y fondo común de la Emisión , considerándose al resto de los CPO's como Certificados de Tesorería. Por ningún motivo podrán la FIDEICOMITENTE y la FIDUCIARIA poner en circulación una cantidad mayor de CPO's que la cantidad de Acciones Hylsamex integrantes del fondo común de la emisión. Los títulos que amparen los CPO's emitidos por la FIDUCIARIA podrán ser depositados en el INDEVAL.

4.6 Modificación en el número de Acciones Hylsamex. Que en el evento que el número de acciones se incremente, por virtud de acuerdo de los órganos internos corporativos de Hylsamex que lo hubiere decretado, la FIDUCIARIA canjeará los títulos que hubiera depositado en INDEVAL o entregado físicamente por conducto de la FIDEICOMITENTE a los fideicomisarios, por nuevos títulos en los que se asiente el número de CPO's que correspondan en función del cambio en el número de acciones, utilizando el mismo factor que hubiere utilizado el órgano interno de Hylsamex, de tal suerte que en todo caso se mantenga la proporcionalidad de una acción a un CPO. En caso de amortización o redención de Acciones Hylsamex, el Comité Técnico del Fideicomiso instruirá a la FIDUCIARIA conforme a las disposiciones legales aplicables y a los sanos usos y costumbres bursátiles. Los CPO's podrán ser adquiridos indistintamente por inversionistas tanto mexicanos como extranjeros, pero en el caso de éstos últimos, por el sólo hecho de la suscripción y tenencia de dichos valores, se entenderá que convienen con el Gobierno Mexicano, ante la Secretaría de Relaciones Exteriores en considerarse como nacionales respecto de los propios CPO's que detenten y convienen por el sólo hecho de su tenencia, en no invocar la protección de sus gobiernos, bajo la pena, en caso contrario, de perder la titularidad de los CPO's en beneficio de la Nación Mexicana.

4.7 Ejecución de la caución bursátil. Que en caso de que se ejecute la garantía contenida en el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, la FIDUCIARIA obre en la forma y términos que se indica en dicho documento para la debida ejecución de la garantía, caso en el cual, podrá cancelar los CPO's que hubiere emitido, sin pago alguno o mediante el pago de cualquier remanente que hubiere recibido por la enajenación de las Acciones Hylsamex fideicomitidas. Con este propósito, la FIDUCIARIA, firmará inmediatamente después de la



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celebración de este contrato de fideicomiso un convenio de modificación del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX y un contrato de cesión y asunción. En caso de que por disposición legal o contractual, existiera algún derecho residual, el Representante Común instruirá a la FIDUCIARIA respecto de las medidas para el ejercicio de dichos derechos y respecto de su distribución entre los titulares de los CPO's en la forma y términos mas equitativos entre éstos últimos.

4.8 Cancelación de los CPO's y entrega de Acciones Hylsamex. Que cancele y canjee los CPO's emitidos conforme a este contrato por Acciones Hylsamex, cuando, en su caso, se hubiere terminado el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX y que los tenedores de los CPO's fueren inversionistas que puedan adquirir acciones de Hylsamex conforme a los estatutos sociales de ésta última.

4.9 Otros actos. Que conforme a las instrucciones que reciba del Comité Técnico del Fideicomiso, la FIDUCIARIA realice todos aquellos otros actos que fueren necesarios para la realización de los fines del Fideicomiso o consecuencia de dichos fines, incluyendo en su caso los actos de defensa del patrimonio del Fideicomiso.

QUINTA. EJERCICIO DE DERECHOS.

5.1 Derechos Corporativos. Para el ejercicio de los derechos corporativos de las Acciones Hylsamex que formen parte del patrimonio del Fideicomiso, según se prevé en la Cláusula 4.2 anterior, en particular para representar y votar dichas acciones en las Asambleas Ordinarias, Extraordinarias o Especiales de Accionistas de HYLSAMEX, los titulares de los CPO's podrán ejercitar el derecho de voto que corresponda a las acciones que formen parte del patrimonio del Fideicomiso. Para este efecto para que los tenedores de los CPO's puedan ejercitar este derecho , la constancia de depósito de valores expedida por INDEVAL , complementada por el listado expedido por los intermediarios bursátiles de titulares que la acompañe, acreditará ante Hylsamex, las personas que podrán ejercer el derecho de voto que corresponda a las acciones en el fondo común de la Emisión , a razón de un voto por certificado de participación ordinario expedido, ya que cada uno de ellos representa una acción aportada al fondo común de la Emisión . En su defecto, el Comité Técnico de este Fideicomiso podrá otorgar instrucciones respecto del ejercicio del derecho correspondiente. En el supuesto previsto en la cláusula Sexta del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, los tenedores de los CPO's no podrán ejercer el derecho de voto que corresponda a las acciones en fideicomiso, sino que será ejercitado en los términos previstos en dicho contrato por el Agente de las Garantías.

5.2 Derechos Patrimoniales o Pecuniarios. La FIDUCIARIA respetando los términos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX entregará por conducto de INDEVAL a los tenedores de los CPO's, el importe de los productos que reciba como consecuencia del ejercicio de los derechos patrimoniales o pecuniarios de aquellas de las Acciones Hylsamex con base en las cuales se expidieron los CPO's de que se trate. Si como consecuencia del ejercicio de los derechos patrimoniales o pecuniarios mencionados, la FIDUCIARIA recibe nuevas Acciones Hylsamex derivados de aumentos de capital, con base en dichas nuevas Acciones emitirá CPO's adicionales que representen esas nuevas Acciones y entregará a los tenedores de los CPO's existentes (con anterioridad a la fecha del aumento de capital de que se trate y en la proporción que les corresponda) una emisión de nuevos CPO's. En el entendido de que la nueva emisión de





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CPO's se hará previo pago del valor de suscripción de las nuevas Acciones Hylsamex: si las nuevas acciones hubieren sido emitidas para representar aumentos de capital pagaderos en efectivo, o bien sin pago alguno si las nuevas Acciones Hylsamex con base en las cuales se hubieren emitido los nuevos CPO's hubieren sido emitidos para representar aumentos de capital por capitalización de primas de capital, utilidades y otras partidas del capital contable legalmente susceptible de ser capitalizadas de Hylsamex.

SEXTA. COMITÉ TÉCNICO DEL FIDEICOMISO. De conformidad con el Artículo 80, Párrafo Tercero, de la Ley de Instituciones de Crédito, el Comité Técnico de este Fideicomiso se constituirá con cinco miembros y entrará en funciones a partir de la fecha de firma del presente Contrato.

6.1 Integración. Hasta en tanto la FIDEICOMITENTE conserve cuando menos un veinticinco por ciento de los CPO's originales, un integrante del Comité Técnico será nombrado por la FIDEICOMITENTE, un segundo integrante será nombrado por Hylsamex y los tres restantes miembros serán nombrados por el Representante Común. Una vez que se lleve a cabo la segunda entrega, derivada de la SEGUNDA DISMINUCIÓN DE CAPITAL, de los cinco miembros, dos serán nombrados por Hylsamex y tres por el Representante Común. A las reuniones del Comité Técnico podrá concurrir un representante de la FIDUCIARIA con voz pero sin voto. Por cada miembro propietario se podrá nombrar un miembro suplente, quien podrá actuar en caso de falta temporal o definitiva del propietario. Los miembros suplentes serán nombrados por las personas que conforme a este contrato de fideicomiso nombran al correspondiente miembro propietario. Deberá notificarse por escrito a la FIDUCIARIA de la designación de cada uno de los miembros del Comité Técnico y de sus suplentes.

6.2 Operación. El Comité Técnico del Fideicomiso operará y actuará de acuerdo con las siguientes reglas:

6.2.1 Resoluciones. El Comité Técnico podrá adoptar resoluciones sin que sus miembros se reúnan, mediante simple comunicado que remita a la FIDUCIARIA, que sea firmado o confirmado a la FIDUCIARIA por la totalidad de sus miembros. La confirmación correspondiente podrá ser realizada a través de fax. Presidirá el Comité Técnico del Fideicomiso alguno de los miembros designados por Hylsamex. Fungirá como Secretario del Comité Técnico del Fideicomiso el miembro de éste que designen por mayoría de votos los miembros de dicho Comité. El Presidente no tendrá voto de calidad.

6.2.2 Quórum de las Sesiones. Para que el Comité Técnico del Fideicomiso pueda actuar válidamente se requerirá la presencia de cuatro de sus cinco miembros; y sus acuerdos se tomarán por mayoría de cuando menos cuatro de los miembros del Comité. Cada miembro propietario tendrá derecho a un voto y los suplentes tendrán tal derecho sólo en caso de ausencia de la persona a quién suplan. El Comité Técnico podrá invitar a sus sesiones, cuando así lo considere conveniente, a cualquier persona que tenga relación con algún asunto del orden del día correspondiente, quien concurrirá con voz pero sin voto.

6.2.3 Reglas. El Comité Técnico tendrá las siguientes reglas de funcionamiento:





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6.2.3.1 Las convocatorias a sesiones del Comité Técnico serán hechas por el Secretario del Comité Técnico, a petición de cualquiera de los miembros del mismo, por lo menos con 3 (tres) días hábiles de anticipación, mediante escrito, telex o telefax dirigido a los miembros del Comité, a los domicilios que éstos hubieren indicado a la FIDUCIARIA; en el concepto de que la Convocatoria deberá indicar el lugar, fecha y hora de la sesión y los asuntos a tratar en la misma. En caso de encontrarse presentes todos los miembros del mismo, la sesión será válida sin necesidad de convocatoria.

6.2.3.2 El Comité Técnico estará facultado para dar a la FIDUCIARIA las instrucciones que se prevén en la Cláusula Cuarta del presente contrato de fideicomiso, así como cualesquiera otras instrucciones que fueren necesarias para llevar a cabo los fines del Fideicomiso. Ante cualquier falta del Representante Común de los tenedores de los CPO's y hasta en tanto estos no designaren un nuevo Representante Común, el Comité Técnico para todos los efectos legales, se considerará como el representante de los tenedores de los CPO's. Para estos fines, las personas físicas que conformen el Comité Técnico continuarán en sus funciones hasta que tomen posesión de sus cargos quienes deban de substituirles.

6.2.3.3 El Comité Técnico podrá en cualquier momento, acordar la designación de una nueva institución fiduciaria que desempeñe el cargo de FIDUCIARIA, o de acordar e instruir a la FIDUCIARIA que se transfiera el patrimonio del Fideicomiso a otro fideicomiso en la institución fiduciaria que el Comité Técnico o la Asamblea de Tenedores determinen, con fines substancialmente iguales a los previstos en el presente Fideicomiso y respetando en todo caso el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, en el concepto de que los CPO's que emita la institución fiduciaria en base al patrimonio del nuevo fideicomiso, serán canjeados por los CPO's que se hubieren emitido conforme a este Fideicomiso, siendo fideicomisarios del nuevo fideicomiso quienes tuvieren tal carácter en el presente.

6.2.4 Actas de las Sesiones. De cada sesión será levantada un acta que deberán firmar todos los asistentes y quedará en poder de la FIDUCIARIA, la cual podrá expedir las copias certificadas de las actas que los miembros del Comité Técnico del Fideicomiso le soliciten. El Presidente de cada sesión, tendrá la obligación de hacer llegar a la FIDUCIARIA un ejemplar del acta correspondiente.

6.3 Facultades. El Comité Técnico, en forma no limitativa, tendrá las siguientes facultades:

6.3.1 Instruir a la FIDUCIARIA para que ésta celebre los actos jurídicos y suscriba los contratos y los convenios que sean necesarios y realice los trámites y gestiones que correspondan, a efecto de llevar a cabo la emisión de los CPO's, conforme a este contrato de fideicomiso.

6.3.2 Designar en su caso, apoderados para el ejercicio de los derechos corporativos de las Acciones Hylsamex al fondo común de la Emisión , conforme a la cláusula anterior.

6.3.3 Instruir a la FIDUCIARIA respecto de las personas a quienes deberán conferirse poderes para llevar a cabo la defensa del patrimonio de este Fideicomiso y respecto de cualquier otra instrucción para su administración adecuada.





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6.3.4 Resolver e instruir a la FIDUCIARIA respecto de cualquier situación no prevista expresamente en el presente contrato de fideicomiso.

6.4 Miembros propietarios originales. Los señores Carlos Jiménez Barreda , Ernesto Ortiz Lambreton , José Luis Alcantara Morfin, Roberto Garcia Quezada y Benjamin Camacho Martinez son designados en este acto como miembros propietarios del Comité Técnico.

SÉPTIMA. RESPONSABILIDAD DE LA FIDUCIARIA Y DEFENSA DEL FIDEICOMISO. La FIDUCIARIA no tendrá responsabilidad alguna frente a la FIDEICOMITENTE, ni frente a los otros fideicomisarios por hechos o actos de terceros que impidan o dificulten la ejecución del Fideicomiso, ni por actuar en acatamiento de las instrucciones que reciba del Comité Técnico del Fideicomiso. La FIDUCIARIA está tan sólo obligada a hacer conocimiento del Presidente del Comité Técnico del acontecimiento que se hubiere presentado.

En caso de defensa del patrimonio del Fideicomiso, la FIDUCIARIA sólo estará obligada a otorgar poderes a la persona o personas que le indique el Comité Técnico del Fideicomiso para que se aboquen a la defensa del mismo, sin que la FIDUCIARIA sea responsable en forma alguna por el resultado de dicha defensa, En caso de suma urgencia, en que no sea factible convocar al Comité Técnico, la FIDUCIARIA queda facultada para ejecutar los actos necesarios debiendo notificar cuanto antes al propio Comité para que instruya lo procedente.

La FIDUCIARIA no será responsable de los honorarios o gastos de los apoderados que se aboquen a efectuar la defensa correspondiente, los que quedarán a cargo de Hylsamex aun respecto de los honorarios y gastos ejecutados por apoderados nombrados por la FIDUCIARIA en caso de urgencia.

OCTAVA. DURACIÓN DEL FIDEICOMISO. En caso de que los efectos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX lleguen a concluir, y en consecuencia las Acciones Hylsamex no fueren ya objeto de dicho contrato, entonces y en dicho caso, la FIDUCIARIA, sin necesidad de instrucciones del Comité Técnico, deberá de canjear las Acciones Hylsamex, por los CPO's que hubiere emitido, en su proporción, y procederá a terminar este Contrato.

En caso de que se hubiere ejecutado la garantía prevista en el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, este Fideicomiso durará tanto tiempo como sea necesario, pero sin exceder de 50 (cincuenta años), a efecto de que pueda obrarse en los términos indicados en la Cláusula 4.7 anterior y se distribuya cualquier bien o derecho remanente entre los titulares de los CPO's.

En caso de que una vez concluido el plazo de 50 (cincuenta años) no se hubieren terminado los efectos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX o no se haya distribuido cualesquier remanente, entonces y en dicho caso, el Comité Técnico podrá acordar e instruir a la FIDUCIARIA para que transfiera el patrimonio del Fideicomiso a otro fideicomiso en la institución fiduciaria que el Comité Técnico determine, con fines substancialmente iguales a los previstos en el presente contrato.





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Los CPO's que emita la institución fiduciaria en base al patrimonio del nuevo fideicomiso, serán canjeados por los CPO's que se hubieren emitido conforme al presente contrato, siendo fideicomisarios del nuevo fideicomiso quienes tuvieran tal carácter en el presente, o bien, según lo indique el Comité Técnico o la Asamblea de Tenedores, si fuere posible, al término de dicho plazo o de cualquier extensión al mismo, si la FIDUCIARIA no pudiere entregar las Acciones Hylsamex a los tenedores de los CPO's emitidos o no hubiere recibido instrucciones del Comité Técnico del Fideicomiso respecto de la forma y términos de transferir el patrimonio de este Fideicomiso a otro, ni respecto de la forma y términos en los que deberá proceder a canjear por Acciones Hylsamex por los CPO's emitidos o enajenar las Acciones Hylsamex que aún formen parte del Fideicomiso, entonces la FIDUCIARIA procederá a vender la totalidad de las Acciones Hylsamex que aún formen parte del patrimonio del Fideicomiso en la Bolsa.

Con las cantidades obtenidas de la venta antes mencionada, la FIDUCIARIA procederá a cubrir cualquier cantidad de los créditos a que se refiere el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX y entregará cualquier derecho que tuviera y el importe neto del producto de dicha venta a los tenedores de los CPO's que hubiere emitido, en la proporción que les corresponda.

NOVENA. EMISIÓN Y DISTRIBUCIÓN DE LOS CPO's.

9.1 Inscripción de los CPO's. Los CPO's se inscribirán en la Sección de Valores del Registro Nacional de Valores y en listado de valores autorizados para cotizar de la Bolsa, de conformidad con el artículo 15 bis de la Ley del Mercado de Valores y el artículo 9° de las Disposiciones, así como a las otras reglas que apruebe la CNBV y las demás autoridades reguladoras del mercado de valores dentro del ámbito de su competencia legal.

9.2 Emisión de los Títulos. La FIDUCIARIA expedirá uno o varios títulos que amparen los CPO's en términos del artículo 228-N de la Ley General de Títulos y Operaciones de Crédito y de la Ley del Mercado de Valores, la propia FIDUCIARIA deberá destacar en los títulos que amparen los CPO's, que la Acción Hylsamex subyacente se encuentra sujeta al CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX.

Los CPO's se emitirán con base en el fondo común de la emisión establecido conforme a la Cláusula Décima Cuarta siguiente a razón de un CPO por cada Acción Hylsamex. Para este efecto se podrá emitir un número máximo de CPO's equivalente al número total de acciones en que se divida el total del capital social de Hylsamex, en el concepto de que solamente podrán ponerse en circulación tantos CPO's como Acciones Hylsamex sean efectivamente aportadas al fondo común de la emisión quedando el resto como Certificados de Tesorería.

9.3 Entrega de los Títulos. La FIDUCIARIA entregará al FIDEICOMITENTE la totalidad de los títulos que amparen los CPO's que hubiere emitido a efecto de que esta última los distribuya entre sus accionistas de acuerdo con los términos y condiciones de la PRIMERA REDUCCIÓN DE CAPITAL y la SEGUNDA REDUCCIÓN DE CAPITAL.





9.3.1 Distribución a través de INDEVAL. La FIDEICOMITENTE y la FIDUCIARIA podrán depositar los títulos que amparen los CPO's en el INDEVAL para que éste último lleve a cabo la distribución de los CPO's entre los accionistas de la FIDEICOMITENTE conforme a sus sistemas y registros electrónicos.

9.3.2 Distribución física. La FIDEICOMITENTE llevará a cabo directamente la distribución de los títulos que amparen los CPO's entre aquellos de sus accionistas que mantengan físicamente la custodia de los títulos de sus acciones, de acuerdo con los términos y condiciones acordados en la PRIMERA REDUCCIÓN DE CAPITAL y la SEGUNDA REDUCCIÓN DE CAPITAL.

9.4 Otros accionistas de Hylsamex. Los accionistas de Hylsamex, distintos de la FIDEICOMITENTE, podrán canjear sus Acciones Hylsamex por CPO's, para lo cual deberán entregar sus Acciones Hylsamex al FIDEICOMITENTE, a través del INDEVAL o en forma física conforme a los usos y prácticas bursátiles, recibiendo a cambio el mismo número de CPO's que Acciones Hylsamex entregadas.

La FIDEICOMITENTE, en dicho carácter, afectará al presente contrato de fideicomiso e integrará al fondo común de la emisión las Acciones Hylsamex adicionales recibidas conforme al párrafo anterior, a más tardar dentro de los tres días hábiles siguientes a las que le sean entregadas dichas acciones. La FIDUCIARIA realizará el registro correspondiente, de tal suerte que tanto ella como la FIDEICOMITENTE lleven un control de los CPO's que salen de tesorería para su puesta en circulación de acuerdo con esta cláusula.

Los accionistas de Hylsamex que opten por canjear sus Acciones Hylsamex convendrán expresamente que las Acciones Hylsamex canjeadas por CPO's formarán parte del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX y una vez canjeadas no podrán solicitar su devolución, sino hasta en tanto se cancele la totalidad de la emisión de CPO's de acuerdo con la Cláusula 4.8 del presente Contrato.

9.5 Estatutos de Hylsamex. Las disposiciones contenidas en el artículo transitorio de los estatutos sociales de Hylsamex, autorizado por la CNBV conforme al artículo 14 bis 3, fracción VII, de la Ley del Mercado de Valores, no serán aplicables a: (i) las aportaciones de Acciones Hylsamex realizadas por la FIDEICOMITENTE conforme al presente contrato de fideicomiso; (ii) la entrega de los CPO's de la FIDUCIARIA a la FIDEICOMITENTE; (iii) la distribución de los CPO's que realice la FIDEICOMITENTE y (iv) a la ejecución del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX.

DÉCIMA. DEPÓSITO DE RECURSOS Y OPERACIÓN POR MEDIOS ELECTRÓNICOS.

10.1 Depósito de Recursos. La FIDEICOMITENTE toma conocimiento y acepta que para la entrega de las aportaciones, así como para realizar cualesquier depósitos de recursos en efectivo a la FIDUCIARIA, la FIDEICOMITENTE, el aportante o depositante deberán notificar a la FIDUCIARIA respecto de la realización de dicha aportación o depósito, mediante el uso del formato respectivo debidamente requisitado, a más tardar a las doce horas del mismo día en que





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el depósito se realice. La FIDUCIARIA se obliga a dar a conocer en forma oportuna, el formato referido con su instructivo de llenado para cumplir con dichos fines.

En caso de que no se lleve a cabo la notificación respectiva, a través del formato mencionado. La FIDUCIARIA no estará obligada a realizar el registro y abono de las cantidades respectivas al patrimonio fideicomitido sino hasta la fecha en que el depósito o aportación le sean notificadas, considerando además que dicho depósito o aportación no generarán interés o rendimiento alguno sino a partir de la fecha en que la FIDUCIARIA tome conocimiento del mismo.

10.2 Medios Electrónicos. LA FIDUCIARIA y la FIDEICOMITENTE convienen desde ahora en el uso de medios electrónicos para la operación de los recursos líquidos que integran el patrimonio del Fideicomiso, conforme a las disposiciones jurídicas que en esta materia sean aplicables y a los lineamientos que para tales efectos señale La FIDUCIARIA, aceptando desde ahora cualquier responsabilidad por el uso de la contraseña que para el acceso a tales medios electrónicos proporcione la FIDUCIARIA.

DÉCIMO PRIMERA. HONORARIOS DE LA FIDUCIARIA Y GASTOS.

La FIDUCIARIA recibirá por concepto de honorarios con cargo al patrimonio del Fideicomiso, las cantidades señaladas en el **Anexo 3** del presente contrato de fideicomiso, las cuales se cubrirán conforme a los términos señalados en el mismo.

Todos los gastos, impuestos, derechos, honorarios y demás erogaciones que se generen con motivo del presente contrato quedarán a cargo de la FIDEICOMITENTE e Hylsamex conforme a lo siguiente: Durante el primer año de la Emisión la FIDEICOMITENTE pagará la parte proporcional a su tenencia de Acciones Hylsamex, los subsecuentes años la obligada al pago de la totalidad de los gastos, impuestos, derechos, honorarios y demás erogaciones que se generen con motivo del presente contrato será única y exclusivamente Hylsamex, sin responsabilidad alguna para la FIDEICOMITENTE.

La FIDEICOMITENTE e Hylsamex desde ahora autorizan a la FIDUCIARIA para que no realice operación alguna respecto del presente Fideicomiso, hasta que cuente con recursos líquidos disponibles en el patrimonio del FIDEICOMISO y/o en su caso, la FIDEICOMITENTE o Hylsamex le provean de los recursos necesarios para cubrir las erogaciones a que se refiere esta cláusula.

DÉCIMO SEGUNDA. PROHIBICIÓN LEGAL. En cumplimiento de los dispuesto por el inciso b) de la fracción XIX del Artículo 106 de la Ley de Instituciones de Crédito, la FIDUCIARIA hace constar que explicó en forma inequívoca a las partes del presente Fideicomiso, el valor y consecuencias legales de dicha disposición legal, la cual se transcribe:

"Artículo 106. *A las instituciones de crédito les estará prohibido: .- ... XIX En la realización de las operaciones a que se refiere la fracción XV del Artículo 46 de esta ley: .- b) Responder a los "Fideicomitentes", mandantes o comitentes, del incumplimiento de los deudores, por los créditos que otorguen, o de los emisores, por los valores que se adquieran, salvo que sea por su culpa, según lo dispuestos en la*



parte final del artículo 391 de la Ley General de Títulos y Operaciones de Crédito, o garantizar la percepción de rendimientos por los fondos cuya inversión se les encomiende.

Si al término del fideicomiso, mandato o comisión, constituidos para el otorgamiento de créditos, éstos no hubieren sido liquidados por los deudores, la institución deberá transferirlos al fideicomitente o fideicomisario, según sea el caso, o al mandante o comitente, absteniéndose de cubrir su importe.

En los contratos de fideicomiso, mandato o comisión se insertará en forma notoria lo dispuesto en este inciso y una declaración de la fiduciaria en el sentido de que hizo saber inequívocamente su contenido a las personas de quienes haya recibido bienes o derechos para su afectación fiduciaria."

La FIDUCIARIA en cumplimiento al ordenamiento antes descrito, lo hará del conocimiento de todas aquellas personas de quienes reciba aportaciones en los términos de este fideicomiso.

DÉCIMO TERCERA. DOMICILIOS. Para todo lo relativo a este contrato de fideicomiso las partes designan como sus domicilios convencionales los siguientes:

La FIDEICOMITENTE:

Alfa, S.A. de C.V.
Ave. Gómez Morín 1111 Sur
Col. Carrizalejo
C.P. 66254
San Pedro Garza García, N.L.
Atención: Dirección Jurídica Corporativa

LA FIDUCIARIA:

Nacional Financiera, S.N.C., Institución de Banca de Desarrollo
Dirección Fiduciaria
Insurgentes Sur 1921, Edificio Anexo, Nivel Jardín, Colonia Guadalupe Inn
C.P. 01020
México D.F. Tel. 5325 6960 Fax: 5325 6097
Atención: Subdirección Fiduciaria de Administración

Hylsamex, S.A. de C.V.

Ave. Munich 101
C.P. 66452
San Nicolás de los Garza, N.L.
Atención: Dirección Jurídica





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DÉCIMO CUARTA. FONDO COMÚN. Las Acciones Hylsamex afectas al patrimonio del Fideicomiso constituirán el fondo común de la Emisión, dichas acciones se entregarán a la FIDUCIARIA conforme a los términos y condiciones de la PRIMERA REDUCCIÓN DE CAPITAL y a la SEGUNDA REDUCCIÓN DE CAPITAL. Adicionalmente, la FIDEICOMITENTE aportará a dicho fondo común las Acciones Hylsamex que en su caso reciba de otros accionistas de Hylsamex para su canje por CPO's emitidos por la FIDUCIARIA.

DÉCIMO QUINTA. TÉRMINOS, CONDICIONES Y CARACTERÍSTICAS DE LA EMISIÓN. La emisión de los CPO's tendrán las características que se fijen para tal efecto en el Acta de Emisión respectiva, cuyos términos y condiciones serán establecidos por el Comité Técnico y aprobados por la CNBV.

DÉCIMO SEXTA. TENEDORES DE LOS CPO'S. Los CPO's que se emiten al amparo de este Fideicomiso podrán ser adquiridos por inversionistas mexicanos o extranjeros.

Las personas físicas o morales extranjeras, las unidades económicas extranjeras sin personalidad jurídica, las empresas mexicanas en las que participe mayoritariamente el capital extranjero y los inmigrados que se encuentren vinculados con centros de decisión económica del exterior, por el sólo hecho de la suscripción y tenencia de los CPO's que se emitan en los términos del presente contrato, se entenderá que convienen con el Gobierno Mexicano, ante la Secretaria de Relaciones Exteriores, en considerarse como nacionales respecto de los CPO's que adquieran y de los que sean legítimos tenedores y convienen, por el sólo hecho de su adquisición y tenencia, en no invocar por lo mismo la protección de sus Gobiernos bajo la pena, en caso contrario, de perder la titularidad de los CPO's de mérito en beneficio de la Nación Mexicana.

DÉCIMO SÉPTIMA. DERECHOS DE LOS TENEDORES. Los derechos de los tenedores de los CPO's, se establecerán en el Acta de Emisión.

DÉCIMO OCTAVA. INFORMACIÓN. En virtud de que los CPO's que se emitan, serán inscritos en la Sección de Valores del Registro Nacional de Valores que lleva la CNBV y serán objeto de cotización en la Bolsa., Hylsamex se compromete a entregar la información que señalen las Disposiciones y los preceptos legales correspondientes.

DÉCIMO NOVENA. REPRESENTANTE COMÚN. El Representante Común acepta su encargo y se obliga a ratificar la aceptación de su cargo en el acta de emisión de los CPO'S, como representante común de los tenedores de dichos valores; asume las obligaciones y derechos que derivan de tal aceptación en términos de ley.

Los honorarios que corresponden al Representante Común son los indicados en el **Anexo 4** a este contrato de fideicomiso.

El Representante Común tendrá las siguientes facultades, en adición a las que le son inherentes de conformidad con las disposiciones legales:

a) Revisar en cualquier momento el estado que guarda el patrimonio fideicomitido.
b) Solicitar a la FIDUCIARIA cualquier información necesaria para cumplir con las obligaciones derivadas de su encargo.
c) Verificar el debido cumplimiento de las obligaciones contenidas en el presente Fideicomiso.



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d) Las demás que le confiera el acta de emisión.

VIGÉSIMA. INTERPRETACIÓN, JURISDICCIÓN Y COMPETENCIA. Para todo lo relativo a la interpretación, ejecución y cumplimiento de este contrato de fideicomiso, las partes se someten a la legislación aplicable y a la jurisdicción de los Tribunales competentes de la ciudad de México, Distrito Federal, renunciando expresamente a cualquier otro fuero que pueda corresponderles por razón de sus domicilios presentes o futuros o por cualquier otra causa.

VIGÉSIMA PRIMERA. RECONOCIMIENTO DE LA PERSONALIDAD MUTUA. Cada una de las partes reconoce la personalidad y capacidad de las demás partes, así como las facultades de sus representantes para celebrar el presente contrato de fideicomiso.

Este contrato de fideicomiso se firma en 7 ejemplares en la Ciudad de México, Distrito Federal a los veitinueve días del mes de enero de 2004.

LA FIDUCIARIA

NACIONAL FINANCIERA, S.N.C.
INSTITUCIÓN DE BANCA DE DESARROLO
DIRECCIÓN FIDUCIARIA

Por: Ricardo Antonio Rangel Fernández MacGregor
Delegado Fiduciario General

LA FIDEICOMITENTE

ALFA, S.A. DE C.V.

Por: Alberto Saavedra Olavarrieta
Representante legal

EL REPRESENTANTE COMÚN

CASA DE BOLSA BANORTE, S.A. DE C.V.
GRUPO FINANCIERO BANORTE

Por: Eduardo Ramos de la Cajiga
Representante legal

Por: Arturo Manuel Flores Melendez
Representante legal

Hylsamex, S.A. de C.V.

Por: Alberto Saavedra Olavarrieta
Representante legal

TESTIMONIO DE LA ESCRITURA DE LA EMISION DE CERTIFICADOS DE PARTICIPACION ORDINARIOS NO AMORTIZABLES DENOMINADOS "HYLSAMX CPO'S" (CPO'S HYLSAMX) QUE OTORGÓ POR DECLARACIÓN UNILATERAL DE VOLUNTAD NACIONAL FINANCIÉRA, SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO, CON LA INTERVENCIÓN Y CONFORMIDAD DE CASA DE BOLSA BANORTE, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, GRUPO FINANCIERO BANORTE, QUIEN ACEPTA EL CARGO DE REPRESENTANTE COMÚN DE LOS TENEDORES DE LOS CPO'S. COMPARECE TAMBIÉN LA COMISION NACIONAL BANCARIA Y DE VALORES.

NUM. 35,613.-
LIB. 419.-
AÑO. 2,004.-
BDS/EVB/AFF

GABRIEL BENJAMIN DIAZ SOTO

NOTARIA 131 DEL D. F.





LIBRO CUATROCIENTOS DIECINUEVE ——————————————.

TREINTA Y CINCO MIL SEISCIENTOS TRECE ——————————

- - - - - - MÉXICO, DISTRITO FEDERAL, a diecisiete de febrero de dos mil cuatro. — **GABRIEL BENJAMÍN DÍAZ SOTO**, titular de la notaría número ciento treinta y uno del Distrito Federal, hago constar **LA EMISION DE CERTIFICADOS DE PARTICIPACION ORDINARIOS NO AMORTIZABLES** denominados "HYLSAMX CPO's" (CPO's HYLSAMX) (en lo sucesivo los CPO's), que otorga por declaración unilateral de voluntad **NACIONAL FINANCIERA, SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO** (a quien en lo sucesivo se le denominará la Emisora), representada por el señor licenciado Ricardo Antonio Rangel Fernández Mac Gregor, en su carácter de Delegado Fiduciario General, con la intervención y conformidad de **CASA DE BOLSA BANORTE, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, GRUPO FINANCIERO BANORTE**, (a quien en lo sucesivo se le denominará también como el Representante Común), representada en este acto por los licenciados Eduardo Ramos de la Cajiga y Arturo Flores Meléndez, en su carácter de apoderados, quienes aceptan el cargo de Representante Común de los Tenedores de los CPO's. Comparece también la **COMISION NACIONAL BANCARIA Y DE VALORES**, representada por el licenciado José Antonio Bahena Morales, en su carácter de Director General de Autorizaciones, al tenor de las siguientes antecedentes, declaraciones y cláusulas. ——————————

——————————**A N T E C E D E N T E S.**——————————

I. FIDEICOMISO. Con fecha veintinueve de enero del dos mil cuatro, Alfa, Sociedad Anónima de Capital Variable, en su carácter de Fideicomitente (en lo sucesivo la Fideicomitente), constituyó con la Emisora, en su carácter de Fiduciaria, el Fideicomiso número ochenta mil trescientos sesenta y seis, (en lo sucesivo el Fideicomiso), al cual se afectaron inicialmente las acciones representativas del capital social de Hylsamex, Sociedad Anónima de Capital Variable (en lo sucesivo denominada Hylsamex) que se identifican en el antecedente segundo de este instrumento, con el objeto de que la Emisora en base a dichas acciones y el resto de las acciones representativas del capital social



de Hylsamex que se integren al Fondo Común del Fideicomiso emita los CPO's a que la presente escritura se refiere, con las características señaladas por el Comité Técnico del Fideicomiso. ——————————————————

Con la letra "A" agrego al apéndice de este instrumento copia fotostática de dicho Fideicomiso. ——————————————————————————

II. BIENES FIDEICOMITIDOS. Las acciones fideicomitidas que en principio servirán de base para la presente emisión de CPO's son las que a continuación se enuncian y componen inicialmente el fondo común de la Emisión: ————————

1.- Emisora: Hylsamex: Clave de Pizarra en la Bolsa Mexicana de Valores, Sociedad Anónima de Capital Variable (BMV): HYLSAMX: Serie: B; número de acciones fideicomitidas: 197'334,903 (Ciento Noventa y Siete Millones Trescientos Treinta y Cuatro Mil Novecientos Tres). La totalidad de las acciones representativas del capital social de Hylsamex (en adelante las "Acciones Hylsamex") están inscritas en la Sección de Valores del Registro Nacional de Valores de la Comisión Nacional Bancaria y de Valores (CNBV) y cotizan en la BMV. Las Acciones Hylsamex propiedad del Fideicomitente se encuentran sujetas al CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX (según dicho término se define en el Fideicomiso).——————————————————————

2.- Las acciones nominativas sin expresión de valor nominal de la serie "B" representativas del capital social pagado de Hylsamex y que conforme al Fideicomiso, son susceptibles de incorporarse al Fondo Común de la Emisión materia de esta escritura. ——————————————————————

III. CARTA DE INSTRUCCIONES DEL FIDEICOMITENTE. Con fecha dos de febrero de dos mil cuatro, el fideicomitente emitió carta de Instrucciones en la que se solicita se lleve a cabo la presente Emisión de CPO's. ——————————

Con la letra "B" agrego al apéndice de este instrumento copia de dicha carta.———

IV. DICTAMEN. Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, en su carácter de dictaminador, formuló el dictamen a que se refiere el artículo 228 h (doscientos veintiocho h) de la Ley General de Títulos y Operaciones de Crédito, para que, con base en el valor comercial vigente de las

GABRIEL BENJAMIN DIAZ SOTO



NOTARIA 131 DEL D. F.





acciones fideicomitidas que amparan los CPO's que se emiten, fijar el monto total de la Emisión. ——————

Con la letra "C" agrego al apéndice de este instrumento dicho dictamen. ——————

V. COMUNICACION A LA COMISION NACIONAL BANCARIA Y DE VALORES. La Emisora, giró comunicación solicitando la aprobación de la CNBV para llevar a cabo la presente Emisión de los CPO's, en términos del artículo 228 o (doscientos veintiocho o) de la Ley General de Títulos y Operaciones de Crédito. ——————

Con la letra "D" agrego al apéndice de este instrumento dicha comunicación. ——————

VI. APROBACION DE LA COMISION NACIONAL BANCARIA Y DE VALORES. Que dicho órgano desconcentrado ha emitido su aprobación para llevar a cabo la Emisión de los CPO's a que se refiere este instrumento, según consta en el oficio número DGA- guión doscientos ocho guión cuatro mil trescientos ocho, de fecha diecisiete de febrero del dos mil cuatro, que en este acto me exhibe y agrego al apéndice de este instrumento con la letra "E". ——————

——————**DECLARACIONES**——————

I. DECLARACIONES DEL REPRESENTANTE COMUN. Declara el Representante Común, por conducto de su apoderado que: ——————

1.- DESIGNACION.- Que la Fideicomitente lo designó y ella acepto su designación como Representante Común de los Tenedores de los CPO's, según consta en el Contrato de Fideicomiso y en este instrumento. ——————

2.- VERIFICACIONES.- Que para cumplir con lo dispuesto en el artículo 228 r (doscientos veintiocho r) de la Ley General de Títulos y Operaciones de Crédito, ha verificado: ——————

a) La constitución del Fideicomiso base de esta Emisión al cual se refiere el Antecedente I (uno romano) que antecede y cuya reglamentación contractual conoce ——————

b) La existencia de las Acciones Hylsamex a que se refiere el Antecedente II (dos romano) de esta escritura. ——————

c) La existencia de la documentación comprobatoria de las Acciones Hylsamex de mérito, que amparan esta emisión. ——————



d) La autenticidad del dictamen practicado por Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, al cual se refiere el Antecedente IV (cuatro romano) de esta escritura.—

f) La autenticidad y legalidad de los documentos exhibidos.—

3.- CAUCION BURSÁTIL.- El representante común toma nota de la existencia y términos de la caución bursátil. —

II.- DECLARACION COMUN.- Los comparecientes bajo su estricta y exclusiva responsabilidad, aseguran la autenticidad de los documentos exhibidos y que la presente Emisión, no está garantizada por la Emisora, ni por la Fideicomitente, ni por Hylsamex, ni por el Representante Común.—

III.- TERMINOS DEFINIDOS.- El significado de los términos inicializados con mayúsculas en esta acta de Emisión, será el mismo significado asignado a dichos términos en el Fideicomiso, a menos que se estipule lo contrario en esta acta de Emisión. —

—EXPUESTO LO ANTERIOR, la Emisora otorga las siguientes:—

—CLAUSULAS DE LA EMISIÓN—

PRIMERA.- EMISION.- La Emisora por declaración unilateral de voluntad, para cumplir con los fines del Fideicomiso, y por instrucciones de la Fideicomitente, emite 506'340,463 (QUINIENTAS SEIS MILLONES TRESCIENTAS CUARENTA MIL CUATROCIENTAS SESENTA Y TRES) de Certificados de Participación Ordinarios no Amortizables.—

El valor nominal de cada certificado es $4.7996 (Cuatro Punto Siete Mil Novecientos Noventa Y Seis Pesos, Moneda Nacional) y el valor total nominal de la Emisión es $2,430,231,686.00 (Dos Mil Cuatrocientos Treinta Millones Doscientos Treinta y Un Mil Seiscientos Ochenta y Seis Pesos, Moneda Nacional), valores que se fijan exclusivamente para los efectos establecidos en los artículos 228 l (doscientos veintiocho l) y fracción cinco romano del 228 m (doscientos veintiocho m) de la Ley General de Títulos y Operaciones de Crédito.—

Los CPO's se emitirán con base en el fondo común a razón de un CPO por cada Acción Hylsamex. Para este efecto se emitirán un número máximo de CPO's equivalente al número total de acciones en que se divida el total del capital social





de Hylsamex, en el concepto de que solamente podrán ponerse en circulación tantos CPO's como Acciones Hylsamex sean efectivamente aportadas al fondo común quedando el resto como Certificados de Tesorería. ——————

SEGUNDA.- EL FONDO COMÚN DE ESTA EMISIÓN SE CONSTITUYE CON: ——

1. Las Acciones Hylsamex afectas al patrimonio del Fideicomiso, a que se refiere el Antecedente II (dos romano) de este instrumento, cuyo valor quedó establecido en el dictamen que al efecto se practicó en los términos del artículo 228 h (doscientos veintiocho h) de la Ley General de Títulos y Operaciones de Crédito;——

2. El resto de las Acciones Hylsamex que el Fideicomitente entregue a la FIDUCIARIA conforme a los términos y condiciones de la SEGUNDA REDUCCIÓN DE CAPITAL, o aquellas que la Fideicomitente aportará a dicho fondo común y que en su caso reciba de otros accionistas de Hylsamex para su canje por CPO's emitidos por la FIDUCIARIA. ——————

TERCERA.- CARACTERISTICAS DE LOS CPO's.- Los CPO's tendrán las siguientes caracteristicas: ——————

A) Contendrán la mención de ser Certificados de Participación Ordinarios no Amortizables, así como la denominación CPO's HYLSAMX(CPO's HYLSAMX). ——

B) Serán nominativos. ——————

C) Serán no amortizables. ——————

D) Conferirán a los tenedores los derechos que se consignan en la cláusula séptima de esta escritura. ——————

E) No tendrán rendimiento. ——————

F) En términos del artículo 228 k (doscientos veintiocho k) de la Ley General de Títulos y Operaciones de Crédito, la Emisora, no queda obligada a pagar a los tenedores el valor nominal de los CPO's. ——————

G) Tendrán los demás requisitos y menciones a que se refiere el artículo 228 n (doscientos veintiocho n) de la Ley General de Títulos y Operaciones de Crédito.——

CUARTA.- FECHA DE EMISION.- La fecha de Emisión de los CPO's, será diecinueve de febrero de dos mil cuatro. ——————



QUINTA.- PLAZO DE LOS CPO's.- El plazo de vigencia de los CPO's será el mismo que el del Fideicomiso a que se refiere el antecedente I (primero) de este instrumento. ————————————————————

En caso de extinción del Fideicomiso a que se refiere el antecedente I (primero) de este instrumento, la Emisora procederá conforme a lo dispuesto en la cláusula octava del Fideicomiso. ————————————————————

SEXTA.- EMISIÓN Y DISTRIBUCIÓN DE LOS CPO's. ————————————————————

1.- Inscripción de los CPO's. Los CPO's están inscritos en la Sección de Valores y Especial del Registro Nacional de Valores y en listado de valores autorizados para cotizar de la BMV, de conformidad con el artículo 14 bis uno romano de la Ley del Mercado de Valores y el artículo 9° (noveno) de las Disposiciones, así como a las otras reglas que apruebe la Comisión Nacional Bancaria de Valores y las demás autoridades reguladoras del mercado de valores dentro del ámbito de su competencia legal. ————————————————————

2.- Emisión de los Títulos. La Emisora expedirá uno o varios títulos que amparen los CPO's en términos del artículo 228-n (doscientos veintiocho n) de la Ley General de Títulos y Operaciones de Crédito y de la Ley del Mercado de Valores, la propia Emisora deberá destacar en los títulos que amparen los CPO's, que la Acción Hylsamex subyacente se encuentra sujeta al CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX. ————————————————————

Los CPO's se emitirán con base en el fondo común a razón de un CPO por cada Acción Hylsamex. Para este efecto se emitirán un número máximo de CPO's equivalente al número total de acciones en que se divida el total del capital social de Hylsamex, en el concepto de que solamente podrán ponerse en circulación tantos CPO's como Acciones Hylsamex sean efectivamente aportadas al fondo común quedando el resto como Certificados de Tesorería. ————————————————————

3.- Entrega de los Títulos. La Emisora entregará a la Fideicomitente la totalidad de los títulos que amparen los CPO's que hubiere emitido a efecto de que esta última los distribuya entre sus accionistas de acuerdo con los términos y condiciones de la PRIMERA REDUCCIÓN DE CAPITAL y la SEGUNDA REDUCCIÓN DE CAPITAL. ————————————————————





3.1.- Distribución a través de INDEVAL. La Fideicomitente y la Emisora podrán depositar los títulos que amparen los CPO's en el S.D. Indeval, Sociedad Anónima de Capital Variable, Institución para el Depósito de Valores (INDEVAL) para que éste último lleve a cabo la distribución de los CPO's entre los accionistas de la Fideicomitente conforme a sus sistemas y registros electrónicos.——————

3.2.- Distribución física. La Fideicomitente llevará a cabo directamente la distribución de los títulos que amparen los CPO's entre aquellos de sus accionistas que mantengan físicamente la custodia de los títulos de sus acciones, de acuerdo con los términos y condiciones acordados en la PRIMERA REDUCCIÓN DE CAPITAL y la SEGUNDA REDUCCIÓN DE CAPITAL..——————

4.- Otros accionistas de Hylsamex. Los accionistas de Hylsamex, distintos de la Fideicomitente, podrán canjear sus Acciones Hylsamex por CPO's, para lo cual deberán entregar sus Acciones Hylsamex al Fideicomitente, a través del INDEVAL o en forma física, recibiendo a cambio el mismo número de CPO's que Acciones Hylsamex entregadas.——————

La Fideicomitente, en dicho carácter, afectará al Fideicomiso e integrará al fondo común las Acciones Hylsamex adicionales recibidas conforme al párrafo anterior, a más tardar dentro de los tres días hábiles siguientes a las que le sean entregadas dichas acciones. La Emisora realizará el registro correspondiente, de tal suerte que tanto ella como la Fideicomitente lleven un control de los CPO's que salen de tesorería para su puesta en circulación de acuerdo con esta cláusula. ——

Los accionistas de Hylsamex que opten entregar al Fideicomitente sus Acciones Hylsamex por CPO's formarán parte del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX y una vez canjeadas no podrán solicitar su devolución, sino hasta en tanto se cancele la totalidad de la emisión de los CPO's conforme a la Cláusula Décima Segunda de la presente escritura.——————

SEPTIMA.- DERECHOS DE LOS TENEDORES.- Los Tenedores de los CPO's, sólo tendrán derecho a:——————

1.- Ejercer los derechos corporativos derivados de las acciones mediante los mecanismos ordinarios que correspondan en el medio bursátil, de tal suerte que Hylsamex reconocerá a las personas a que se refieran las constancias que en su

caso emita el INDEVAL, complementadas con las que expidan los intermediarios bursátiles y otras entidades, como facultadas para ejercer el derecho y sentido del voto de las Acciones Hylsamex fideicomitidas, a razón de una acción por un CPO, sin mayor formalidad. De igual forma, la Emisora procederá en el ejercicio de los mencionados derechos corporativos conforme a lo estipulado en la Cláusula 5.1 (CINCO PUNTO UNO) del Fideicomiso. En los términos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, en caso de incumplimiento de las obligaciones garantizadas, entonces y en dicho caso, el Agente de las Garantías ejercerá el derecho de voto que corresponda a las Acciones Hylsamex que formen parte del patrimonio del fideicomiso según se prevé en dicho instrumento.——————

2.- La Emisora respetando los términos del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX entregará por conducto de Indeval a los tenedores de los CPO's, el importe de los productos que reciba como consecuencia del ejercicio de los derechos patrimoniales o pecuniarios de aquellas de las Acciones Hylsamex con base en las cuales se emitieron los CPO's de que se trate. Si como consecuencia del ejercicio de los derechos patrimoniales o pecuniarios mencionados, la Emisora reciba nuevas Acciones Hylsamex derivados de aumentos de capital, con base en dichas nuevas Acciones emitirá CPO's adicionales que representen esas nuevas Acciones y entregará a los tenedores de los CPO's existentes (con anterioridad a la fecha del aumento de capital de que se trate y en la proporción que les corresponda) una emisión de nuevos CPO's. En el entendido de que la nueva emisión de CPO's se hará previo pago del valor de suscripción de las nuevas Acciones Hylsamex; si las nuevas acciones hubieren sido emitidas para representar aumentos de capital pagaderos en efectivo, o bien sin pago alguno si las nuevas Acciones Hylsamex con base en las cuales se hubieren emitido los nuevos CPO's hubieren sido emitidos para representar aumentos de capital por capitalización de primas de capital, utilidades y otras partidas del capital contable legalmente susceptible de ser capitalizadas de Hylsamex. ——————

3.- En caso de que se ejecute el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, los tenedores se sujetarán a lo dispuesto en la Cláusula Décima Segunda de esta acta.——————————————





4.- A solicitar la entrega de las Acciones Hylsamex que respalden sus CPO's en proporción a su tenencia cuando se cancele la emisión como consecuencia de cualquier causa, excepto por la ejecución del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX.—

En virtud de que los CPO's serán no amortizables, en términos de lo dispuesto por el artículo 228 k. (doscientos veintiocho k) de la Ley General de Títulos y Operaciones de Crédito, la Emisora no estará obligada a pagar a los tenedores de los CPO's el valor nominal de los certificados.—

OCTAVA.- POSIBLES ADQUIRENTES. Los CPO's podrán ser adquiridos por personas físicas o morales que de acuerdo con las disposiciones legales aplicables tengan capacidad para adquirirlos. Asimismo los tenedores de los CPO's deberán o se sujetarán a las disposiciones contenidas en el artículo transitorio de los estatutos sociales de Hylsamex, aprobado por la asamblea General de Hylsamex de fecha cuatro de febrero de dos mil cuatro y autorizado por la CNBV conforme al artículo 14 bis 3 (catorce bis tres), fracción VII, de la Ley del Mercado de Valores, no serán aplicables a: (i) las aportaciones de Acciones Hylsamex realizadas por la Fideicomitente conforme al Fideicomiso; (ii) la entrega de los CPO's por parte de la Emisora a la Fideicomitente; (iii) la distribución de los CPO's que realice la Fideicomitente y (iv) a la ejecución del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX. —

NOVENA.- REGIMEN FISCAL. Las obligaciones de orden fiscal y las contribuciones que en todo caso se generen, entre otras, por los actos o actividades que se realicen con motivo del cumplimiento de los fines del Fideicomiso y del ejercicio de las facultades del Comité Técnico, serán cumplidas en los términos de lo establecido por la legislación tributaria y las disposiciones administrativas aplicables en vigor en el momento en que se generen dichas obligaciones y contribuciones, y en su caso, conforme a las facilidades que en esta materia llegue a otorgar la autoridad fiscal. —

En el evento de que las disposiciones de carácter fiscal sean reformadas y lleguen a modificarse, o exista una nueva disposición de este tipo que imponga una carga

extra con relación a los aspectos antes citados, ésta será cubierta por la parte que esté obligada a efectuar dicho pago.

En el supuesto de que la Emisora tenga que hacer frente al pago de contribuciones por actos que se realicen a través del Fideicomiso, la parte obligada en lo individual se obliga a entregarle los recursos e información suficiente para que cumpla oportunamente con dichas obligaciones fiscales y cuando tales obligaciones fiscales no se puedan individualizar, se cumplirán con cargo al patrimonio del Fideicomiso.

DECIMA.- ASAMBLEAS.- Las Asambleas Generales de Tenedores de los CPO's , se llevarán a cabo de conformidad con lo dispuesto en los artículos 228 s (doscientos veintiocho s), 219 (doscientos diecinueve), 220 (doscientos veinte) y 221 (doscientos veintiuno) de la Ley General de Títulos y Operaciones de Crédito y por las demás disposiciones aplicables de dicha Ley.

DECIMA PRIMERA.- CANCELACION DE LA EMISION. La Emisora procederá a la cancelación de la presente Emisión por las siguientes razones:

a) Por la cancelación de la inscripción en el Registro Nacional de Valores o desliste de los CPO's en la BMV.

b) Al terminar por cualquier causa, distinta de su ejecución, el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX. En el evento de ejecución de dicho contrato se estará a lo dispuesto en la Cláusula Décima Segunda de la presente escritura.

c) En el caso de que las disposiciones legales de cualquier índole, incluyendo las fiscales, aplicables a la operación del Fideicomiso impidieren que la Emisora cumpla con los fines del Fideicomiso.

Para realizar la cancelación, la Emisora estará a lo siguiente:

1.- Obtendrá constancia del INDEVAL del número de CPO's en circulación.

2. Recibirá de los tenedores de los CPO's en forma física los títulos correspondientes

3.- Una vez entregadas las Acciones Hylsamex de acuerdo a la cláusula Décimo Segunda de esta escritura, se procederá a la cancelación de la emisión mediante declaración unilateral de voluntad de la Emisora ante notario público con la intervención del Representante Común y previa autorización de la CNBV.





4.- Posteriormente, solicitará la cancelación de la inscripción de los CPO's tanto en el Registro Nacional de Valores como en el listado de la BMV. Así como la cancelación de la inscripción en el Registro Público de Comercio del Distrito Federal del Acta de Emisión. ——————————————

5.- La Emisora cubrirá los gastos de cualquier índole inherentes a este proceso con los recursos en efectivo que le proporcione Hylsamex. ——————

DECIMA SEGUNDA.- EJECUCIÓN DE LA CAUCIÓN BURSÁTIL. En caso de que se ejecute la garantía contenida en el CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, la Emisora procederá en la forma y términos que se indica en dicho documento para la debida ejecución de la garantía, caso en el cual, podrá cancelar los CPO's que hubiere emitido, sin pago alguno o mediante el pago de cualquier remanente que hubiere recibido por la enajenación de las Acciones Hylsamex fideicomitidas. En el evento de que por disposición legal o contractual, existiera algún derecho residual, el Representante Común podrá instruir a la Emisora respecto de las medidas para el ejercicio de dichos derechos y respecto de su distribución entre los titulares de los CPO's en la forma y términos que se determine. ——————————————

DECIMA TERCERA.- ENTREGA DE LAS ACCIONES FIDEICOMITIDAS.- En el evento de cancelación de la Emisión, por cualquier causa distinta de la ejecución del CONTRATO DE CAUCIÓN BURSÁTIL HYLSAMEX, la Emisora procederá a entregar las Acciones Hylsamex a los tenedores de los CPO's a través de sus intermediarios bursátiles o en forma directa, de acuerdo con las instrucciones que al efecto le gire el Comité Técnico del Fideicomiso. ——————

DECIMA CUARTA.- ACEPTACION DEL REPRESENTANTE COMUN.- El Representante Común, reitera su aceptación al cargo de Representante Común de los Tenedores y ratifica las manifestaciones hechas en el Capítulo de Declaraciones de la presente Acta de Emisión, asume los derechos y obligaciones que derivan de este instrumento, del Fideicomiso base de la presente Emisión, y de la Ley General de Títulos y Operaciones de Crédito, y autorizará con su firma los títulos que amparen los CPO's. ——————————————

DECIMA QUINTA.- HONORARIOS DE LA EMISORA.- La Emisora percibirá los honorarios que se establecieron en el Anexo 3 (Tres) del Fideicomiso.

DECIMA SEXTA.- HONORARIOS DEL REPRESENTANTE COMUN.- El Representante Común percibirá los honorarios que se establecieron en el Anexo 4 (Cuatro) del Fideicomiso.

DECIMA SEPTIMA.- DOMICILIO DE LA EMISORA.- Para todos los efectos relacionados con la presente Emisión, ya sean judiciales o extrajudiciales, la Emisora señala como su domicilio el ubicado en la Avenida de los Insurgentes Sur mil novecientos setenta y uno, Anexo Nivel Jardín, Colonia Guadalupe Inn, en México, Distrito Federal.

DECIMA OCTAVA.- GASTOS.- Todos los gastos de emisión y mantenimiento de la misma, serán con cargo a Hylsamex.

DECIMA NOVENA.- SUJECION.- Para los efectos específicos de esta Emisión, las personas que con posterioridad a la celebración del presente contrato se incorporen al negocio que en él se contiene en virtud de la adquisición de CPO's, por ese solo hecho quedarán sujetas a las estipulaciones del Fideicomiso y de la presente Acta de Emisión.

Asimismo, se entiende que han tomado en cuenta las características de las Acciones Fideicomitidas y los antecedentes de la Fideicomitente.

Las personas físicas o morales extranjeras, las unidades económicas extranjeras sin personalidad jurídica, las empresas mexicanas en las que participe mayoritariamente el capital extranjero y los inmigrados que se encuentren vinculados con centros de decisión económica del exterior, por el sólo hecho de la suscripción y tenencia de los CPO's que se emitan en los términos del presente contrato, se entenderá que convienen con el Gobierno Mexicano, ante la Secretaria de Relaciones Exteriores, en considerarse como nacionales respecto de los CPO's que adquieran y de los que sean legítimos tenedores y convienen, por el sólo hecho de su adquisición y tenencia, en no invocar por lo mismo la protección de sus Gobiernos bajo la pena, en caso contrario, de perder la titularidad de los CPO's de mérito en beneficio de la Nación Mexicana.





VIGESIMA.- COMPARECENCIA DE LA COMISION NACIONAL BANCARIA Y DE VALORES.- En relación con lo manifestado en la declaración VIII (ocho romano) y en cumplimiento con lo dispuesto por el artículo 228 o (doscientos veintiocho o) de la Ley General de Títulos y Operaciones de Crédito, comparece la CNBV, al otorgamiento del presente instrumento.

VIGÉSIMA PRIMERA.- LEGISLACION Y TRIBUNALES.- Para la interpretación, ejecución y cumplimiento del presente acto, serán aplicables la Ley General de Títulos y Operaciones de Crédito, las leyes y usos bancarios, bursátiles y mercantiles de la ciudad de México, Distrito Federal; para lo cual las partes asi como los Tenedores de los CPO's, se someten expresamente a los Tribunales competentes con jurisdicción en México Distrito Federal, por lo que los primeros renuncian y los segundos se entenderá que renuncian por el hecho mismo de la adquisición de los CPO's, a cualquier otro fuero que, por razón de su actual o futuro domicilio, pudiere corresponderles.

YO EL NOTARIO CERTIFICO:

I.- Que me identifiqué plenamente como Notario ante los comparecientes, a quienes conozco y conceptúo capacitados legalmente para la celebración de este acto.

II.- Que los representantes de NACIONAL FINANCIERA, SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO, CASA DE BOLSA BANORTE, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, GRUPO FINANCIERO BANORTE y COMISION NACIONAL BANCARIA Y DE VALORES, acreditan la personalidad que ostentan con los documentos que agrego al apéndice de este instrumento con las letras "F", "G" y "H", y declaran que no les han sido revocadas, modificadas, ni se han extinguido así como que sus representadas se encuentran capacitadas legalmente para la celebración de este acto.

III.- Que los comparecientes declaran por sus generales ser:

RICARDO ANTONIO RANGEL FERNÁNDEZ MAC GREGOR, Mexicano, originario de México, Distrito Federal donde nació el veintiuno de febrero de mil novecientos sesenta y seis, casado, con domicilio en Insurgentes Sur Número Mil

Novecientos Setenta y Uno, Anexo Nivel Jardín, Colonia Guadalupe Inn, Delegación Alvaro Obregón, Código Postal cero mil veinte, funcionario bancario.—

EDUARDO RAMOS DE LA CAJIGA, mexicano, originario de México, Distrito Federal, dónde nació el veintinueve de mayo de mil novecientos sesenta y cinco, casado, con domicilio en Camino a Santa Teresa número mil ciento veinticuatro, casa catorce, colonia Jardines en la Montaña, licenciado en administración de empresas.—

ARTURO FLORES MELÉNDEZ, mexicano, originario de México, Distrito Federal, donde nació el primero de noviembre de mil novecientos sesenta y ocho, casado, con domicilio en Periférico Sur número cuatro mil trescientos cincuenta y cinco, colonia Jardines de la Montaña, ingeniero industrial.—

JOSE ANTONIO BAHENA MORALES, Mexicano, originario de Zacatepec, Estado de Morelos donde nació el veintiuno de noviembre de mil novecientos cincuenta y tres, casado, con domicilio en Insurgentes Sur Número Mil Novecientos Setenta y Uno, Torre Sur Piso cuatro , Colonia Guadalupe Inn, Delegación Alvaro Obregón, Código Postal cero mil veinte, servidor público.—

IV.- Que manifiestan los comparecientes que las declaraciones que realizaron en este instrumento, las hicieron bajo protesta de decir verdad y que les di a conocer las penas en que incurren quienes declaran con falsedad.—

V.- Que tuve a la vista los documentos citados en este instrumento.—

VI.- "I-3". Que leído y explicado el valor, consecuencias y alcances legales de este instrumento a los comparecientes, enterados del derecho que tienen de leerlo personalmente, manifestaron su comprensión plena y conformidad con él, firmándolo el día diecisiete de febrero de dos mil cuatro, mismo momento en que lo autorizo.—Doy fe.—

Firma de los señores Ricardo Antonio Rangel Fernández Mac Gregor, Eduardo Ramos de la Cajiga, Arturo Flores Meléndez y José Antonio Bahena Morales.—

Gabriel Benjamín Díaz Soto.—Firma.—

El sello de autorizar.—

GABRIEL BENJAMIN DIAZ SOTO

NOTARIA 131 DEL D. F.





- 15 -
35613

EXPIDO TERCER TESTIMONIO TERCERO EN SU ORDEN PARA CONSTANCIA DE NACIONAL FINANCIERA, SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO, EN QUINCE PÁGINAS ÚTILES.---

MÈXICO, DISTRITO FEDERAL, A DIECISIETE DE FEBRERO DE DOS MIL CUATRO.---

DOY FE.---

evb/KGH.---

GABRIEL BENJAMIN DIAZ SOTO
NOTARIA 131 DEL D. F.

GABRIEL BENJAMIN DIAZ SOTO, TITULAR DE LA NOTARÍA NÚMERO CIENTO TREINTA Y UNO DEL DISTRITO FEDERAL, CERTIFICO QUE EL PRIMER TESTIMONIO DE LA ESCRITURA NÚMERO TREINTA Y CINCO MIL SEISCIENTOS TRECE QUEDÓ INSCRITO EN EL REGISTRO PÚBLICO DE COMERCIO DE ESTA CAPITAL EN EL FOLIO MERCANTIL NÚMERO OCHENTA Y UN MIL TRESCIENTOS CUARENTA Y UNO.- ——DOY FE.——
MÉXICO, DISTRITO FEDERAL A DIECIOCHO DE FEBRERO DE DOS MIL CUATRO. ————————————

GABRIEL BENJAMIN DIAZ SOTO

NOTARIA 131 DEL D. F.


LIC. G. BENJAMIN DIAZ SOTO
ESTADOS UNIDOS MEXICANOS
NOTARIA No. 131 DISTRITO FEDERAL, MEXICO



EXPIDO PRIMER TESTIMONIO PRIMERO EN SU ORDEN PARA CONSTANCIA DE NACIONAL FINANCIERA, SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO, EN QUINCE PÁGINAS ÚTILES.—

MÉXICO, DISTRITO FEDERAL, A DIECISIETE DE FEBRERO DE DOS MIL CUATRO.—

DOY FE.—

evb/KGH.—




LIC. G. BENJAMIN DIAZ SOTO
ESTADOS UNIDOS MEXICANOS
NOTARIA No. 131 DISTRITO FEDERAL, MEXICO


RPP

INSCRITO EN LA DIRECCION GENERAL DE REGISTRO PUBLICO DE COMERCIO
EN EL FOLIO MERCANTIL NUMERO: 81341
DERECHOS: $ 8 472.5 REG EN CAJA: 207083
PTDA.: 3267 DE FECHA: 18.2.2004.
EN MEXICO, D.F., A 18 DE Feb DEL 2004
REGISTRADOR LIC. NORMA RAMOS SOBARZO






REGISTRO PUBLICO DE COMERCIO
ESTADOS UNIDOS MEXICANOS

SE TOMO RAZON
EN EL PROTOCOLO

HYLSA MEX

File No. 82-4252

February 16, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.


SUPPL

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ______________________
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Hylsamex Fourth Quarter 2003 Earnings Release	February 9, 2004
2	Hylsamex Fourth Quarter 2003 Financial Statements delivered to Mexican Stock Exchange	February 9, 2004
3	Filing to Mexican Stock Exchange: Hylsamex informs that signficant movement in share price (listed in the Mexican Stock Exchange), is due to normal market circumstances.	February 16, 2004





For further information:

Othon Diaz	+(52) 81-8865-1240	odiaz@hylsamex.com.mx
Ismael De La Garza	+(52) 81-8865-1224	idelagarza@hylsamex.com.mx
Kevin Kirkeby	+(646) 284-9416	kkirkeby@hfgcg.com

February 9, 2004

Fourth Quarter 2003 Earnings Release

The following report contains unaudited information for 2003 and 4Q03, presented in constant pesos (Ps) as of December 31, 2003, and in metric tons. For convenience, income statement and cash flow statement figures are translated into dollars (US$) at the average exchange rate of each month and balance sheet items are translated into dollars at the end-of-period exchange rate.



HIGHLIGHTS



- Hylsamex sold 736,800 tons during 4Q03, 2% greater than the 723,300 tons of the previous quarter and 4% more than the 705,900 tons of the same quarter of 2002.
- Domestic volume in 4Q03 totaled 595,700 tons, 8% higher than the 551,400 tons of the preceding quarter and 13% greater than the 527,200 tons of the same quarter of 2002. These increases in domestic volumes of 4Q03 reflect the combined effect of a somewhat improved economic environment, opportunistic buying on the part of customers in anticipation of further price hikes, end-of-the-year tax-motivated purchases, and greater sales of billet.
- The average steel price for 4Q03 was US$454/ton, 1% lower than the US$458/ton level achieved in the previous quarter, and identical to the one recorded in the same quarter of 2002. Steel prices expressed in pesos improved in 4Q03 but dollar equivalent prices were negatively influenced by the temporary devaluation of the Peso and greater sales of semi-finished steel products.
- On a per ton basis, COGS in 4Q03 reached US$429/ton, 4% lower than the US$449/ton attained in the previous quarter but 1% greater than the US$426/ton recorded in the same quarter of 2002. In 2003, the Company reflected a higher cost per ton than in 2002, resulting from higher energy and metallic input costs, partially offset by the benefit of the weaker Mexican currency on Peso-denominated costs and a better spreading of fixed costs due to higher tonnage sold in 2003.
- EBITDA generation in 4Q03 reached Ps.537 million (US$48 million), 10% greater than the Ps.486 million (US$44 million) gained in the prior quarter but 2% lower than the Ps.549 million (US$51 million) obtained in the same quarter of 2002.
- EBITDA generation for 2003 was Ps.2,061 million (US$187 million), slightly above the Ps.2,046 million (US$197 million) obtained in 2002.
- As of December 31, 2003, Hylsamex's net debt amounted to US$1,014 million, a reduction of US$42 million compared to the balance at the end of 2002.



Hylsamex generated EBITDA of US$48 million during 4Q03, 8% more than the US$44 million achieved in the previous quarter but 7% less than the US$51 million reached in the same quarter of 2002. The improvement in EBITDA versus the previous quarter was attributed to healthier steel prices, the seasonally stronger volumes, lower costs due to the Mexican currency's devaluation effect on Peso-denominated items, and a more efficient use of fixed costs due to higher tonnage sold. In respect to steel prices, the Peso's temporary devaluation also dampened the dollar price increases in flat products implemented late in the previous quarter. The lower level of EBITDA versus the same quarter of 2002 was caused by higher metallic input and energy costs, and pricier steel for the coating operations. Regarding higher scrap prices, the steep upward trend experienced since mid-2003 represents positive news for Hylsamex, since it is evidence of a tighter steel market that has permitted price increases. Accordingly, Hylsamex's competitive position has been enhanced compared to 100% scrap-based producers, since Hylsamex uses sizable amounts of DRI in its metallic charge.

While Hylsamex's EBITDA remained fairly stable throughout 2003, during 4Q03 the Company produced a significant boost in its cash flow generation. In 4Q03, the Company's free cash flow increased cash reserves by US$21 million to US$85 million as of December 31, 2003, driven by a US$36 million decrease in net working capital in the quarter. Consequently, during 2003 cash reserves increased US$29 million, from US$56 million as of December 2002 to the already mentioned US$85 million as of the end of 2003. The rise in cash reserves caused a moderate improvement in Hylsamex's leverage at the end of 4Q03, as Net Debt decreased US$39 million to US$1,014 million, dropping the Net Debt to LTM EBTIDA ratio to 5.4x.


Sales Volume
('000 Tons)
800
700
600
500
400
300
200
737
2Q 00
4Q 00
2Q 01
4Q 01
2Q 02
4Q 02
2Q 03
4Q 03
Revenue per Ton
(US$/ton)
600
500
400
300
200
487
Cash Cost per Ton
(US$/ton)
388

The global steel industry lived through a dynamic year in 2003. Early in the year, an exceptional surge in steel demand from the Far East followed by a sudden standstill in purchases produced a short "boom-bust" cycle in global steel prices. However, since 3Q03, economic growth in the Far East paired with clear evidence of a recovery in the U.S., has strongly stimulated worldwide steel demand. As a result, 4Q03 saw a robust steel market with upward pricing trends —across all product categories— which have continued thus far in 2004. The early lifting of Section 201 steel tariffs in the U.S. has yet to show any effect on North American steel prices, as demand from the Far East has helped to stabilize world demand and supply, and the weak dollar has made imports less attractive. Also, since late 4Q03, Hylsamex is finding export opportunities again due to improved pricing. Conversely, little growth was observed in 2003 for the various domestic steel markets that the Company serves, though, on a positive note, the pricing trend in international steel markets permitted the Company to accommodate a variety of domestic pricing initiatives across the different product categories.

Hylsamex remains cautiously optimistic for the coming year as a result of the already noted pricing and volume trends. Further, Galvak reinforced its position in attractive markets by completing the installation of four new processing lines and opening three distribution centers in North America to accommodate demand, with another four distribution centers to follow.

During the year, Hylsamex also took steps to improve its financial profile, including a refinancing of Hylsa debt. A total of 91.18% of the holders of an Hylsa Medium Term Note with maturity in 2007 agreed to exchange for the new long term debt instrument "Certificados Bursátiles", representing 203.7 million UDIs (US$60.4 million; assuming a Ps.11.30/USD exchange rate), with scheduled repayment in 2008.


Shipments
('000 tons)
706
723
737
Exp
Dom
4Q02
3Q03
4Q03

Total volume sold increased slightly during 4Q03, reflecting improved domestic shipments but fewer exports. Shipments for 4Q03 totaled 736,800 tons, 13,500 tons or 2% greater than the 723,300 tons of the previous quarter and 30,900 tons or 4% more than the 705,900 tons of the same quarter of 2002. The increase in volumes sold versus the previous quarter was due to a 16,000 ton increase in the sale of semi-finished steel billets and a 7,000 ton export shipment of flat steel overrollings, which were partially offset by overall lower exports. With respect to the same quarter of 2002, the increase was caused by healthier volumes of semi-finished billets.

Domestic volumes in 4Q03 totaled 595,700 tons, 44,300 tons or 8% higher than the 551,400 tons of the preceding quarter and 68,500 tons or 13% greater than the 527,200 tons of the same quarter of 2002. The rise versus the previous quarter came from greater flat products and billet volumes. In a similar fashion, the increase versus the same quarter of 2002 was also derived from better volumes of flat products and semi-finished billet. Nonetheless, without taking into account the unusual volume increase of billet, domestic shipments rose only moderately. These modest increases in domestic volumes of 4Q03 reflect the combined effect of a somewhat improved economic environment, opportunistic buying in anticipation of further price hikes, and end-of-the-year tax-motivated purchases.

Export volumes during 4Q03 reached 141,100 tons, 30,800 tons or 18% less than 171,900 tons of the previous quarter and 37,600 tons or 21% less than the 178,700 tons of the same quarter of 2002. Both decreases were due to fewer exports of flat products that were only partially offset by higher exports of long products, for which the Company has sensed a pronounced scarcity in export markets that has been accompanied by good pricing. By the same token, flat steel demand remained strong in international markets during 4Q03. Yet, to maintain the rhythm of export volumes observed in 3Q03, the flat products Division would have had to use higher cost inputs (i.e. steel scrap) making the additional overseas sales uneconomical. Toward the end of 4Q03, further improvements in global steel prices were making the export effort more attractive. Consequently, the Company remains optimistic about export opportunities in the coming quarters. Export prices for 4Q03 calculated in nominal dollars increased 2% versus the previous quarter but remained unchanged compared to the same quarter of 2002. Hylsamex's export revenues decreased due to lower flat product volumes to US$72 million in 4Q03, compared to the US$90 million obtained in the previous quarter and to the US$87 million generated in the same quarter of 2002.


Export Revenue
(US$ million)
87
90
72
4Q02
3Q03
4Q03

For the twelve months ended December 31, 2003, Hylsamex's sales volume amounted to 2,889,300 tons, increasing 4% from the 2,777,500 tons sold during 2002. While the 3% yearly growth in domestic volumes continued to reflect a sluggish Mexican market, export volumes for the full year grew 9% compared to 2002, fueled mainly by demand from Asia. By product line, Hylsamex's domestic volumes remained mostly flat, and only exports by the long products division which were minimal a year ago reflected some dynamism, particularly in late 2003. The export ratio reached 22% during 2003, similar to the 21% registered in 2002.

Hylsamex generated sales revenue of US$359 million (Ps.4,030 million) in 4Q03, 2% lower than the US$367 million (Ps.4,018 million) obtained in the previous quarter but 2% higher than the US$351 million (Ps.3,735 million) generated in the same quarter of 2002.

Compared to the previous quarter, the Company exhibited flat revenue growth when expressed in Pesos. This is explained wholly by a 2% gain in volume that was offset by a 2% drop in average revenue per ton expressed in Pesos (Ps.5,470 in 4Q03 vs. Ps.5,555 in 3Q03). The decrease in average revenue per ton seems odd given the two 7% price increases in domestic flat products implemented late in 3Q03. First of all, the increases applied only to the fraction of sales conducted on a spot basis, excluding volume under contract and exports. In addition, average revenue per ton was impacted by sales of flat steel overrollings and larger billet volumes, both of which carry lower prices. In addition, the 5% devaluation of the Peso during the quarter (comparing daily average exchange rates of 4Q03 and the previous quarter) proved to be only temporary as the exchange rate fluctuated between a high of Ps.11.40/US$ and a low of Ps.10.96/US$, preventing any price adjustment to sales orders. Consequently, the two 7% price increases in domestic flat products only helped to partially offset the drop in revenue per ton. However, on a more positive note, export prices in dollars for flat and long products rebounded nicely, 8% and 11%, respectively, compared to the previous quarter.

Regarding the comparison against the same quarter of 2002, the 2% revenue increase in dollar terms becomes 8% revenue growth when expressed in Pesos. This is mostly explained by a 4% increase in volume sold and a 3% increase in revenue per ton expressed in Pesos (Ps.5,470 in 4Q03 vs. Ps.5,291 in 4Q02). The improvement in revenue per ton is due to the 10% Peso devaluation (if one compares the daily average exchange rate of 4Q03 with the daily average exchange rate of the same quarter of 2002), and to an 8% rebound in long product prices in dollar terms related to price increases made to compensate for higher scrap costs.

Revenue per ton measured in dollars was US$487/ton in 4Q03, consisting of a weighted average steel price of US$454/ton and a US$33/ton contribution from other steel revenue. The average steel price for 4Q03 was US$4 or 1% lower than the US$458/ton level achieved in the previous quarter due to a less rich product mix, and resulted identical to the average steel price recorded in the same quarter of 2002. Other steel revenue -which comprises only 7% of total revenues- for 4Q03 reflects a drop versus both the previous quarter and the same quarter of 2002, providing negative per ton variations of US$16 and US$10, respectively.


Revenue per ton breakdown, US$/Ton and %
$527 $537 $513 $493 $466 $491 $496 $497 $491 $522 $507 $487
11% 12% 17% 11% 10% 15% 17% 15% 14% 12% 12% 13%
8% 9% 9% 9% 10% 8% 8% 8% 8% 8% 8% 7%
81% 79% 74% 80% 80% 77% 75% 77% 78% 80% 80% 80%
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03
Cash Cost % SG&A Margin EBITDA Margin
12M Revenue per Ton
(US$/Ton)
$488 $502
15% 13%
8% 7%
77% 80%
2002 2003

For the year ended December 31, 2003, Hylsamex's sales revenue amounted to US$1,449 million (Ps.15,977 million), 7% higher than the US$1,356 million (Ps.14,017 million) obtained in 2002. Measured in Peso terms, the increase in sales revenues reached 14%, comprised of 4% growth in shipments and a 10% improvement in revenue per ton (Ps.5,530 in 2003 vs. Ps.5,047 in 2002). While the Company successfully passed through several price increases during the year in flat and long product categories, the 12% Peso devaluation further enhanced Peso prices (comparing the daily average exchange rate for each year). For the year 2003, revenue per ton calculated in dollars reached US$502/ton, US$13 or 3% higher than the US$488/ton attained in 2002; the entirety of this increase is associated with an improvement in Hylsamex's average steel price, which reached US$458/ton in 2003, US$13 or 3% higher than the US$445/ton achieved in 2002. Most of the increase in the average steel price was credited to price improvements in the long products division.

Shipments & Revenue
('000 Tons and Millon of Constant Pesos as of Dec. 31, 2003)

	4Q03		3Q03		4Q02		2003		2002	
	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.
Domestic Market	595.7	3,219.6	551.4	3,036.8	527.2	2,810.8	2,252.8	12,370.9	2,195.6	11,062.2
Export Market	141.1	810.3	171.9	981.4	178.7	924.0	636.5	3,606.0	581.9	2,954.7
Total	736.8	4,029.9	723.3	4,018.2	705.9	3,734.8	2,889.3	15,976.9	2,777.5	14,016.9

COST OF GOODS SOLD

COGS for 4Q03 amounted to US$316 million (Ps.3,556 million), 3% lower than the US$325 million (Ps.3,556 million) recorded in the preceding quarter but 5% greater than the US$301 million (Ps.3,199 million) registered in the same quarter of 2002. The 3% decrease versus the previous quarter occurred even with the 2% increase in shipments, and was mainly a consequence of the effect of the Peso depreciation on local costs and a greater sale of lower cost-semi-finished steel. The 5% rise versus the same quarter of 2002 was mostly founded in the 4% increase in volumes sold, but also reflects higher metallic and energy costs. In this comparison, the 10% Peso devaluation lessened some of the cost spikes, causing dollar reductions in the Peso-linked items.

On a per ton basis, COGS in 4Q03 reached US$429/ton, US$20 or 4% lower than the US$449/ton attained in the previous quarter but US$3/ton or 1% greater than the US$426/ton recorded in the same quarter of 2002. In relation to the US$20/ton reduction in cost per ton against the previous quarter, it is comprised of a US$11/ton decrease in variable cost and a US$9/ton decrease in fixed cost. The drop in variable cost is attributable to the greater sales of lower cost-semi-finished steel. The decrease in fixed cost was attributed to a better spreading of fixed costs due to higher shipment levels, the positive effect of the 5% Peso devaluation on Peso-linked cost items, and a cancellation of a payroll tax on the account of the Company. COGS could have been US$3 million lower in 4Q03, but a sharp reduction in inventories brought with it the associated costs from other periods.

Regarding the US$3/ton increase in cost per ton compared to the same quarter of 2002, it had its roots in a US$14/ton rise in variable cost due to higher raw material and energy costs, which was largely offset by a US$11/ton decrease in fixed costs, again resulting from an improved distribution of fixed costs from the higher volumes sold, the positive effect of the 10% Peso devaluation on Peso-linked costs in the comparable period, and the cancellation of a payroll tax item for the Company. An explanation of the quarterly behavior for the main components of COGS follows:

Energy Inputs: The effective natural gas price for Hylsamex during 4Q03 was US$5.01/MMBtu (corresponding to a US$4.38/MMBtu reference price in South Texas), similar to the US$4.98/MMBtu observed in the previous quarter but 35% higher than the US$3.71/MMBtu achieved in the same quarter of 2002. During 2003, the Company was able to reduce the volatility of this input through an effective

hedging program, which has been routinely modified and extended. The Company is constantly monitoring and studying the natural gas markets to manage this exposure.


Energy Inputs
Quarterly Prices
7.0
6.0
5.0
4.0
3.0
2.0
Natural Gas
@ South Texas
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03
Electricity (US ¢/KWh)
Natural Gas (US$/MMBtu)

During 4Q03, management saw the opportunity to monetize the value of the cap at US$5.00/MMBtu it had in place to hedge 66% of its requirements from January to October of 2004. As a result of this transaction, the Company will receive a US$0.375/MMbtu discount in its natural gas cost from January to October of 2004, on 200 natural gas contracts per month. Thus, the benefit to Hylsamex from this transaction totals US$7.5 million. Currently, the decision to unwind the cap has proved largely neutral; meaning that proceeds from the sale of the 2004 caplets would allow the Company to purchase similar protection for the same period of 2004. As of the date of this report, the natural gas hedging program consists of the following positions:

- 2004: 63% of the requirements for November and December hedged with a costless collar of US$4.1225-5.00/MMBtu against the South Texas price; 63% of the requirements for the January to October period remain with a floor at US$4.1225/MMBtu.

- 2005: 32% of the needs for the calendar year are hedged with a US$4.58/MMBtu swap capped at US$7.00/MMBtu, against the NYMEX natural gas price, which historically has been US$0.20 higher than the South Texas price, on average.

For an update about natural gas during January and February of 2004, please see the "Other Developments" section on pp. 14.

Fair Value of Hylsamex's Natural Gas Derivatives[1]: As of February 4, 2004, the fair value of Hylsamex's natural gas positions amounts to US$1.9 million (which represents a positive amount).

The cost of electricity for 4Q03 was US¢3.92/KWh, nearly identical to the US¢3.93/KWh registered in the previous quarter but 5% higher than the US¢3.74/KWh recorded in the same quarter of 2002. The price of the fluid stayed flat versus the previous quarter due to the netting of higher fuel costs and the positive effect of the 5% devaluation on the local content of the electricity tariff. The increase in the cost of electricity versus the same quarter of 2002 was the result of higher international prices for fossil fuels. Some relief was provided by the positive effect of 10% Peso devaluation (when comparing the average exchange rates of each quarter) on the Peso-linked portion of the electricity fluid.

Metallic Inputs: The weighted average cost of the Company's metallic charge remained unchanged compared to the previous quarter, but increased US$16/ton or 12% versus the same quarter of 2002. In the comparison with the same quarter of 2002, the metallic charge's cost increase is attributed to higher costs across all metallic inputs.

DRI's cost marginally increased US$3/ton or 2% in 4Q03 versus the previous quarter, a stability provided by the hedging program that was in place for 2003. However, DRI's cost in 4Q03 rose US$20/ton or 14% compared to the same quarter of 2002, with the increase attributed to higher natural gas prices, partially offset by the 10% weakening of the Peso when comparing the average exchange rates of each quarter. Nevertheless, DRI has recently regained competitiveness vis-à-vis steel scrap as a result of the positive tendency in scrap prices. Accordingly, Hylsamex's competitive position has been enhanced compared to 100% scrap-based producers.

[1] The fair value of the natural gas derivatives was estimated internally by the Company.

The cost of domestic scrap declined US$3/ton or 2% measured against the preceding quarter, as the price for scrap in dollar terms dropped as a result of the 5% Peso devaluation when comparing the average exchange rates of each quarter. Compared to the same quarter of 2002, domestic scrap's cost augmented US$12/ton or 10%, following the upward trend exhibited by U.S. scrap prices over the comparable period.

Imported scrap costs rebounded after the preceding quarter's slight fall: its cost increased US$11/ton or 7% compared to the previous quarter due to a sharp surge in U.S. scrap prices caused by strong demand from scrap consumers, including Asian demand for this commodity. In the comparison versus the same quarter of 2002, the cost of imported scrap increased US$33/ton or 26%, again entirely explained by recent trends in U.S. scrap prices. The upward trend in scrap prices should not be seen in isolation as it is a reflection of the tightness observed in international steel markets and is largely associated with improved steel pricing in the long products area.

COGS for the year of 2003 totaled US$1,278 million (Ps.14,084 million), 9% higher than the US$1,169 million (Ps.12,067 million) incurred in 2002. The growth in COGS was led by higher energy and scrap costs, followed by a 4% annual increase in volume sold, and higher steel prices for the coating operations. The increase in COGS was eased by the positive effect on Peso-linked items of the 12% Peso devaluation (comparing the daily average exchange rate for each year).

OPERATING EXPENSES

Operating expenses for 4Q03 totaled US$25 million (Ps.282 million), 13% lower than the US$29 million (Ps.315 million) spent in the previous quarter and also 13% less than the US$29 million (Ps.306 million) registered in the same quarter of 2002. The 4Q03 level of operating expenses shows an identical 13% dollar reduction against both comparable quarters. Operating expenses decreased due to the 5% devaluation versus the previous quarter and the 10% devaluation compared to the same quarter of last year, given the Peso-linked nature of this item. Additionally, the formerly mentioned cancellation of a payroll tax item previously charged to the Company also trimmed operating expenses. As a result, the ratio of operating expenses to sales decreased to 7.0% during 4Q03, significantly lower than the 7.9% registered in the previous quarter and the 8.2% observed in the same quarter of 2002.

Operating expenses for 2003 summed US$109 million (Ps.1,198 million), 6% lower than the US$116 million (Ps.1,193 million) registered in 2002. The ratio of operating expenses to sales decreased to 7.5% in 2003, from 8.5% in 2002. The decrease in operating expenses was partially due to the positive effect of the 12% devaluation of the Mexican currency on Peso-linked items.

OPERATING INCOME AND EBITDA

Operating income for 4Q03 reached US$17 million (Ps.192 million), US$4 million or 28% higher than the US$13 million (Ps.147 million) gained in the previous quarter but US$5 million or 21% lower than the US$22 million (Ps.231 million) obtained in the same quarter of 2002. Operating income increased in 4Q03 versus the previous quarter in spite of the lower revenues due to a less rich product mix, whose effect was more than compensated by the slight improvement in volumes and better steel prices, and by decreases in fixed costs and the weakness of the Mexican currency. The drop in 4Q03 operating income compared to the same quarter of 2002 was primarily caused by costlier steel purchases from third parties for the coated operations as well as increases in the cost of energy and

metallic inputs, which were partially offset by improved volumes, steel prices, and the Peso's weakness that eased costs linked to the domestic currency.

Operating income for 2003 totaled US$63 million (Ps.695 million), 13% lower than the US$72 million (Ps.757 million) achieved in 2002. The operating margin for 2003 reached 4.3%, compared to the 5.3% registered in 2002. The drop in operating income is explained by cost increases in energy, metallics, and steel for the coating operations, which were partially made up for by export volume increases, improved steel prices, and lower operating expenses.


Quarterly EBITDA
(US$ Millions)
80
70
60
50
40
30
20
10
0
48
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03

EBITDA generation during 4Q03 reached US$48 million (Ps.537 million), 8% greater than the US$44 million (Ps.486 million) gained in the previous quarter but 7% lower than the US$51 million (Ps.549 million) obtained in the same quarter of 2002. While free cash flow benefited from a decrease in working capital, EBITDA for 4Q03 suffered from the inventory reductions where higher costs of roughly US$3 million were brought from previous periods. The EBITDA Margin was 13.3% in 4Q03, slightly higher than the 12.0% registered in the previous quarter but lower than the 14.6% reached in the same quarter of 2002.

EBITDA generation for 2003 was US$187 million (Ps.2,061 million), 5% lower than the US$197 million (Ps.2,046 million) obtained in 2002. EBITDA fully reflects the level of operating income performance in the comparable periods. The EBITDA Margin for 2003 reached 12.9%, while in 2002 the Company registered an EBITDA Margin of 14.5%. The following graph portrays the factors that explain the variation in annual EBITDA:

Change in Annual EBITDA (US$ MMs)


197.1
24.1
-39.1
-1.8
6.3
186.6
EBITDA 2002
Sales Volume
Marginal Contribution
Fixed Costs
Operating Expenses
EBITDA 2003

COMPREHENSIVE FINANCIAL RESULT (CFR)

Hylsamex recorded in 4Q03 a net financial cost of US$37 million (Ps.418 million), compared to net financial costs of US$53 million (Ps.578 million) and US$23 million (Ps.248 million) registered in the previous quarter and the same quarter of last year, respectively. Since these quarters already include post-restructuring debt balances, and taking into account that Libor rates remain unchanged and domestic inflation is in check, the CFR changes observed over the comparable quarters largely had to do with the significant fluctuations in the Peso-dollar exchange rate and its effect on the basically dollarized debt.

The Company recognized a net financial cost of US$141 million (Ps.1,548 million) in 2003 as compared to a net financial cost of US$161 million (Ps.1,667 million) of 2002. A considerable share of the variation relates to the lower financial expenses in 2003 as compared to those incurred in 2002 that include roughly seven months of the pre-restructuring period. The yearly drop in CFR is also explained by decreases in foreign exchange losses and monetary position gains, as a consequence of a reduction in foreign currency debt, since inflation in Mexico was similar in both years.

Comprehensive Financial Result Million of Constant MXP as of December 31, 2003	4Q03	3Q03	4Q02	2003	2002
Financial Income	13.1	13.4	28.2	66.4	113.7
Financial Expenses	(286.4)	(285.4)	(287.4)	(1,105.3)	(1,236.0)
Financial Expenses, net	(273.3)	(272.0)	(259.2)	(1,038.9)	(1,122.3)
FX Gain (Loss)	(317.0)	(452.2)	(150.7)	(949.6)	(1,161.1)
Monetary Position Gain (Loss)	186.3	151.1	181.3	470.3	679.4
Act. Labor Liability	(19.9)	(13.3)	(19.6)	(47.3)	(62.6)
Capitalized CFR	5.9	8.6	0.0	17.3	0.0
Comprehensive Financial Result	(418.0)	(577.8)	(248.2)	(1,548.2)	(1,666.6)
Macroeconomic Variables					
End-of-period Ps / US$ exchange rate	11.2360	10.9272	10.3125	11.2360	10.3125
Appreciation / (Depreciation) of the Peso	(2.83%)	(4.27%)	(1.43%)	(8.96%)	(12.80%)
Domestic inflation	1.59%	1.08%	1.69%	3.98%	5.70%

Consolidated Net Income

During 4Q03, Hylsamex registered a consolidated net loss of US$56 million (Ps.634 million), 131% greater than the net loss of US$24 million (Ps.265 million) reported in the previous quarter and 4% above the net loss of US$54 million (Ps.575 million) of the same quarter of 2002. The bottom line worsened versus the previous quarter due to the cancellation of the tax shield provided by asset tax paid in previous years that current estimates assume will not be recovered on the deferred tax portion, which was partially offset by a lower cost of CFR. The comparison against the same quarter of last year yields also yields an unfavorable variation, which is explained by lower operating income and greater foreign exchange losses, which were partially offset by one-time special charges made in 4Q02 not repeated in 4Q03.

For 2003, Hylsamex recorded a consolidated net loss of US$72 million (Ps.818 million), an improvement of US$17 million or 19% compared to the net loss of US$89 million (Ps.934 million) in 2002. The smaller loss is mainly due to a lower cost of CFR –mainly triggered by a lower recognition of FX losses and a smaller financial burden due to the debt restructuring– and higher equity income from Sidor, and one-time special charges made in 2002 not repeated in 2003. The integration of the consolidated results for 4Q03 and for 2003 is detailed in the following table:

Net Income (Loss) Integration Millon of Constant Pesos as of Dec. 31, 2003	4Q03	2003
Operating Income	192.1	694.9
Integral Financial Result	(418.0)	(1,548.2)
Other income and special items, net	(49.2)	(36.1)
Taxes, Current and Deferred	(450.5)	(228.1)
Equity income (loss) associated company	91.6	299.6
Consolidated Net Income (Loss) in 4Q03	(634.0)	
Consolidated Net Income (Loss) in 2003		(817.9)

NET DEBT VARIATION 4Q03

Net Debt Variation US$ Million	
Net Debt as of September 30, 2003	1,053.1
EBITDA generation	-47.6
Investment in Working Capital by Operations	-36.1
Other items (1)	-3.5
Accrued Interest	19.8
Taxes	7.6
Capital Expenditures	17.0
Accrued PIK Interest	4.0
= Net Debt as of December 31, 2003	1,014.3

(1) Mainly management fee and pension liability

Net Debt: Hylsamex's net debt as of December 31, 2003 reached US $1,014 million, US$39 million less than the US$1,053 million outstanding as of September 30, 2003. The reduction in net debt versus the previous quarter was obtained mainly through a notable decrease in net working capital, reversing the NWC investment made during the first nine months of 2003. This allowed a greater generation of free cash flow at the Company, used to pay down short-term debt (revolving credit facility) and to increase cash reserves by US$21 million.

Cash Taxes Paid: Cash taxes paid during 4Q03 amounted to US$8 million, similar to the US$8 million paid both in the previous quarter and in the same quarter of 2002.

Net Working Capital (NWC): During 4Q03 net working capital represented a substantial source of funds —US$36 million— and a boost to free cash flow generation. The main decrease in NWC was in inventories, where both the Flat Products and Long Products Divisions managed significant reductions in inventory levels. The change in NWC was also driven by an increase in working capital liabilities. In addition, there was a minor reduction in trade accounts receivable at the coating operations.

Capex: Capital expenditures reached US$17 million during 4Q03. Out of that figure US$10 million were disbursed at the Galvak level, where the outlays reflect further progress in connection with its ongoing expansion program. The balance corresponded to US$4 million spent on the removal of overburden material at the mines and to US$3 million that was invested in normal Capex throughout Hylsa.

NET DEBT VARIATION 2003

Net Debt: Hylsamex's net debt as of December 31, 2003 was US$42 million less when compared to the balance of US$1,056 million as of December 31, 2002. The decline in net debt versus year-end of 2002 was achieved through a US$29 million increase in cash reserves over the 12-month period primarily caused by a decrease in net working capital, as well as to minor scheduled amortizations of debt.

Cash Taxes Paid: For 2003, Hylsamex's cash taxes paid amount to US$35 million, slightly less than the US$38 million paid during 2002.

Net Debt Variation US$ Million	
Net Debt as of December 31, 2002	1,056.1
EBITDA generation	-186.6
Investment in Working Capital by Operations	-9.4
Other items (1)	-27.7
Accrued Interest	76.0
Taxes	34.6
Capital Expenditures	54.9
Accrued PIK Interest	16.4
= Net Debt as of December 31, 2003	1,014.3

(1) Mainly management fee and pension liability

Net Working Capital (NWC): For the year ended December 31, 2003, NWC was a source of funds of US$9 million, driven by increases in trade accounts payable and accruals, but partially offset by increases in accounts receivable at Hylsa.

Capex: Capital expenditures amounted US$55 million to during 2003. Out of that figure US$31 million were disbursed at the Galvak level, as the company continued its strategic expansion. The balance corresponded to US$14 million spent on the removal of overburden material at the mines and to US$10 million that was invested in normal Capex throughout Hylsa.

LIQUIDITY AND CASH RESERVES

As a result of greater free cash flow generation during 4Q03, Hylsamex's cash reserves as of December 31, 2003 increased considerably to US$85 million as compared to US$64 million registered as of September 30, 2003. Additionally, in early October, Hylsa paid down the US$10 million outstanding balance on its US$40 million revolving credit facility and has not drawn any funds since; thus, as of December 31, 2003, the Company has US$40 million available to cover future needs. In 2004, Hylsamex faces maturities of long-term debt of US$65 million (US$35 million corresponds to Hylsa while US$30 million belong to Galvak).

KEY FINANCIAL RATIOS

The ratio of Net Debt to LTM EBITDA reached 5.4x as of the end of 4Q03, similar to the 5.5x registered in the previous quarter and the 5.4x recorded in the same period of 2002. The interest coverage ratio (LTM EBITDA to LTM Net Interest Expense) was 2.0x in 4Q03, similar to the 2.0x obtained in the previous quarter but a slight improvement over the 1.8x attained in the same period of last year. The improvement in the Net Debt to LTM EBITDA ratio versus the previous quarter occurred thanks to the reduction in net debt. The next graph illustrates the behavior of the Company's key financial ratios over time:



Net Debt / LTM EBITDA
(Times)
LTM EBITDA / Interest
(Times)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
3.0
2.5
2.0
1.5
1.0
0.5
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03
Net Debt / LTM EBITDA
Int. Cov. Post-Restr.
LTM Int. Coverage

Fair Value of Hylsamex's Interest Rate Derivatives[2]: As of January 20, 2004, the fair value of Hylsamex's interest rate derivatives position amounted to US$2.7 million (which represents a positive amount). All of Hylsamex's interest rate derivative transactions are structured as Libor interest rate caps.

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Hylsamex's minority stake in Amazonia generated a gain of US$8 million (Ps.92 million) in 4Q03, an improvement compared to the gain of US$3 million (Ps.34 million) recorded in the previous quarter, and contrasting to the loss of US$12 million (Ps.128 million) registered in the same quarter of 2002.

[2] The fair value of interest rate derivatives was estimated by the Company internally.

OTHER DEVELOPMENTS

HYLSAMEX TO BECOME AN INDEPENDENT PUBLIC COMPANY: *A new chapter in the Company's history begins*. Hylsamex S.A. de C.V.'s majority stockholder, Alfa, S.A. de C.V., which holds 89.7% of the shares outstanding in Hylsamex, held an extraordinary stockholders' meeting on February 4, 2004 where a proposal to spin-off its interest in Hylsamex was approved.

Hylsamex also held an extraordinary shareholders' meeting on February 4, 2004 where a proposal to modify a portion of the Company's by-laws to facilitate the independent status of Hylsamex was approved.

As a result of the resolution to spin-off Hylsamex being accepted by Alfa's shareholders, ALFA will distribute to its shareholders its equity interest in Hylsamex. This will take place through the issuance of trust receipts known as "certificados de participación ordinaria" ("CPOs"), which represent a direct claim on the common shares of Hylsamex. The respective management teams of both companies are working with the pertinent authorities with the aim to have the newly issued CPOs registered and listed in the Bolsa Mexicana de Valores.

The spin-off process will be conducted in two stages. During the first quarter of 2004, Alfa expects to distribute CPOs representing 38.97% of Hylsamex's common stock to its shareholders. A second and final distribution is expected to occur at the beginning of 2005, when the remainder of CPOs representing 51% of the common equity of Hylsamex will be distributed.

The CEO of Hylsamex, Alejandro M. Elizondo, noted that "The spin-off from Alfa will benefit Hylsamex". In particular, it should facilitate a more accurate valuation of Hylsamex in the financial markets; this in turn should translate into better access to the debt and equity markets for the Company.

Mr. Elizondo also added that "the initiative announced today represents a logical step in the evolution of Hylsamex as a public company. It is a process that started with the IPO in 1994, and the original aim of making Hylsamex a stand-alone public company. Then, as now, every effort is being made to increase profitability and generate value for shareholders."

Mr. Elizondo stressed that the relationship with customers and suppliers will not change. It will remain one of mutual trust and collaboration. He added, "In this new chapter of Hylsamex, an extra effort will be devoted to preserving our status as preferred supplier to all of our customers".

Mr. Elizondo concluded his remarks emphasizing the vital role played by the personnel of Hylsamex, "having their enthusiastic support and loyalty, ensures that Hylsamex will continue to be a leading steel company".

STRATEGIC BUSINESS DEVELOPMENT.- Hylsamex made significant progress towards reaching key objectives. Galvak —Hylsamex's coated steel subsidiary— continued its long-term strategic expansion program. Galvak's business strategy entails achieving competitive advantages by providing high-quality service, upfront and in the aftermarket, extensive just-in-time distribution, and a higher value-added product mix. Along these lines, in 2003 Galvak successfully installed new pre-painted steel, mechanic tubing, transforming, and insulated panel production lines, which will further enhance the Company's rich product mix by adding more value to galvanized steel. In addition, the Company kicked off a related strategic initiative called "Galvacer Americas", by opening a service and distribution center in Texas. Following excellent results, Galvak expanded its network in North America, by inaugurating distribution centers in other major southern U.S. cities. Galvak plans to launch four more distribution

centers in 2004 in North America. Galvak's distribution network also reaches Central and South America, through a distribution center in Costa Rica and a service and distribution center in Chile. Finally, following the tactic of forward integration, later in 2004 Galvak will also begin producing galvanized steel frames for doors and windows.

DEBT REFINANCING EVENTS.- Hylsamex took several key steps to improve its debt profile. Hylsa announced the successful conclusion of the exchange of its domestic Medium Term Note "Pagaré a Mediano Plazo" with maturity in March 9, 2007 for a new debt instrument "Certificados Bursátiles". A total of 91.18% of the holders of the Medium Term Note agreed to exchange for the new long term debt instrument "Certificados Bursátiles", representing 203.7 million UDIs (US$60.4 million; assuming a MXP 11.30/USD exchange rate). The value of an UDI as of the date of the exchange was 3.348183. The new debt instrument "Certificado Bursátil" maintains the same real interest rate of 8.75%, and has two identical maturities scheduled for March 9 and September 9, 2008. Management continues its efforts towards further improving the debt profile of the Company.

NATURAL GAS UPDATE.- After exhibiting significant upward volatility, natural gas prices receded to levels around those registered in 4Q03.

- For January 2004, the South Texas price for natural gas was set at US$5.805/MMBtu (corresponds to a Henry Hub price of US$6.15/MMBtu). Thanks to the partial unwinding of the cap —mentioned in the COGS section— the cost for Hylsamex's first 200 contracts of consumption will be US$5.43/MMBtu, i.e. the South Texas price minus a discount of US$0.375/MMBtu. January's consumption in excess of 200 contracts will be charged at the market price.

- For February 2004, the South Texas price was fixed at US$5.285/MMBtu (corresponds to a Henry Hub price of US$5.77/MMBtu). Again, for the first 200 contracts of consumption during the month and as a result of the partial unwinding of the cap, the cost for Hylsamex will be US$4.91/MMBtu, i.e. the South Texas price minus a discount of US$0.375/MMBtu. February's consumption in excess of 200 contracts will be charged at the market price.

As of the date of this report, Hylsamex's natural gas exposure from March to October 2004 remains unhedged. Notwithstanding, the NYMEX-based futures curve for this period, once discounted by the positive historical basis versus the applicable South Texas price as well as by the US$0.375/MMBtu per month discount, situates the effective price for the Company below the US$5.00/MMBtu dollar mark. As it has been reiterated in other sections of the quarterly report, the Company is closely watching the natural gas market seeking opportunities to hedge this exposure and is continually extending and modifying its derivative positions in the commodity for the mentioned purpose.

Selected Financial Information
(Million Pesos as of December 2003)

Income Statement	4Q 2003	3Q 2003	4Q 2002	12M 2003	12M 2002
Sales Revenue	4,030	4,018	3,735	15,977	14,017
Gross Profit	474	462	537	1,893	1,950
Operating Profit	192	147	231	695	757
CFR	(418)	(578)	(248)	(1,548)	(1,667)
Equity in subsidiary	92	34	(128)	300	(98)
Consolidated Net Earnings	(634)	(265)	(575)	(818)	(934)
Majority Net Earnings	(642)	(280)	(396)	(835)	(760)

Balance Sheet	Dec 2003	Sept 2003	Dec 2002
Current Assets	6,602	6,296	6,233
Non-Current Assets	23,269	23,564	23,509
Total Assets	29,871	29,860	29,742
Current Liabilities	3,599	3,150	2,885
Non-Current Liabilities	15,769	15,621	15,679
Total Liabilities	19,368	18,771	18,564
Stockholders Equity	10,503	11,089	11,178
Majority Interest	8,634	9,242	9,335

Operating and Financial Indicators

Income Statement	4Q 2003	3Q 2003	4Q 2002	12M 2003	12M 2002
Shipments ('000 tons)	737	723	706	2,889	2,777
Exports (%)	19.2	23.8	25.3	22.0	20.9
Revenue/ton	5,470	5,555	5,291	5,530	5,047
Cash cost/ton	4,361	4,450	4,085	4,402	3,881
Gross margin (%)	11.8	11.5	14.4	11.8	13.9
Operating margin (%)	4.8	3.7	6.2	4.3	5.4
EBITDA margin (%)	13.3	12.0	14.6	12.9	14.5
Earnings per ADS	(7.61)	(3.31)	(4.69)	(9.89)	(9.01)

Balance Sheet	Dec 2003	Sept 2003	Dec 2002
Net debt (Ps. million)	11397	11,690	11,324
Net debt (US$ million)	1,014	1,053	1,056
Net debt to equity	1.09	1.05	1.01
Current Ratio	1.83	2.00	2.16
B. Value/ADS	102.31	109.52	110.62
Interest Coverage †			
Last 12 months	1.97	2.02	1.82
Quarterly	1.91	1.78	2.11

* Based on ADS & majority net income
** Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) /(Financial Expenses, net)
Stock price at the end of each quarter: Ps.6.75 at Dec/31/03, Ps.7.10 at Sep/30/02 and Ps.6.10 at Dec/31/02

Consolidated Balance Sheet

At December 31, 2003, with comparative figures for 2002

(Million Pesos as of December 2003)

ASSETS	2003	2002
Current Assets:		
Cash and temporary investments	$ 959	$ 606
Cash restricted	71	73
Trade accounts receivable	2,368	2,140
Other accounts receivable	725	826
Inventories	2,479	2,589
Total current assets	6,602	6,233
Investment in shares of Associated Company	675	475
Property, Plant and Equipment	20,507	20,487
Deferred Charges	1,699	1,805
Deferred Tax	64	434
Other Asset	324	308
TOTAL ASSETS	$29,871	$29,742

LIABILITIES & EQUITY	2003	2002
Current Liabilities:		
Current portion of long term debt	$ 732	$ 228
Short-term affiliated Co.		
Bank loans		
Accrued interest payable	59	76
Accounts payable and accrued expenses	2,808	2,581
Total current liabilities	3,599	2,885
Long-Term Liabilities:		
Long-term debt	11,616	11,651
Long-term affiliated Co.	459	245
Deferred taxes	2,385	2,605
Estimated liabilities for seniority premiums and pension plan	1,309	1,178
Total long-term liabilities	15,769	15,679
TOTAL LIABILITIES	**19,368**	**18,564**
Stockholders' Equity:		
Nominal capital stock	4,975	4,975
Restatement of capital stock	894	894
	5,869	5,869
Other contributed capital		
Contributed capital	5,869	5,869
Earned surplus	2,765	3,466
Total majority interest	8,634	9,335
Minority interest	1,869	1,843
TOTAL STOCKHOLDERS' EQUITY	**10,503**	**11,178**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$29,871	$29,742
Majority interest per share	17.0518	18.4360
Majority interest per ADS/GDS	102.3108	110.6158

Consolidated Statement of Income

For the period ended December 31, 2003, with comparative figures for 2002
(Million Pesos as of December 2003)

	2003	2002
Net sales	$ 15,977	$ 14,017
Cost of sales	(14,084)	(12,067)
Gross profit	1,893	1,950
Operating expenses	(1,198)	(1,193)
Operating income	695	757
Comprehensive financing (expenses) income, net	(1,548)	(1,667)
Other income and special items, net	(37)	(454)
Income (loss) before the following provisions	(890)	(1,364)
Provisions for income tax, assets tax and deferred tax	(211)	549
Employees' profit sharing	(17)	(21)
Income (loss) before extraordinary items	(1,1187)	(836)
Extraordinary item - income tax reduction and asset tax credit		
Income (loss) before equity in associated company	(1,1187)	(836)
Equity in income (loss) of associated company	300	(98)
Consolidated net income (loss)	**(818)**	**(934)**
Net (income) loss corresponding to minority interest	**(17)**	**174**
Net income (loss) corresponding to majority interest	**($ 835)**	**($ 760)**
Net majority income (loss) per share	(1.6485)	(1.5013)
Net majority income (loss) per ADS/GDS	(9.8910)	(9.0080)

Consolidated Statement of Changes in the Financial Position

For the period ended December 31, 2003, with comparative figures for 2002
(Million Pesos as of December 2003)

	2003	2002
Operations:		
Income before extraordinary items	($ 818)	($ 934)
Items not affecting resources:		
Depreciation and amortization	1,366	1,289
Equity in income (loss) of associated company	(300)	98
Deferred taxes	(69)	(571)
Cancellation of assets by closing of operations	51	416
Other, net	88	(132)
	318	166
Changes in working capital other than financing:		
Accounts receivable	(157)	(823)
Inventories	11	(547)
Accounts payable and accrued expenses	194	(155)
	48	(1,525)
Resources provided by operations	**366**	**(1,359)**
Financing:		
Loans received	775	10,451
Repayment of loans	(119)	(11,340)
Increase in capital stock		2,756
Increase in minority interest		
Dividends (declared) received		
Resources provided by financing activities	**656**	**1,867**
Investment:		
Property, plant and equipment, net	(453)	(69)
Deferred charges	(127)	(147)
Other assets	(88)	(88)
Resources used in investment activities	**(668)**	**(304)**
Decrease (increase) in cash and temporary investments	**354**	**205**
Cash and temporary investment at the beginning of the period	605	400
Cash and temporary investment at the end of the period	**$ 959**	**$ 605**

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: icssific.ens

Longitud del sobre: 76178 bytes.

Fecha de recepcion: Feb 9 2004 1:19:56:643PM.

Folio de recepcion: 41604.

2

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX

Febrero 9, 2004

COMISION NACIONAL BANCARIA Y DE VALORES
Insurgentes Sur N° 1971, Torre Sur
Col. Guadalupe Inn 01020 México, D.F.

7026

At'n: C.P. Karla Siller Ojeda
Supervisora en Jefe de Emisoras

Para informarle que el día de hoy nuestra compañía Hylsamex, S.A. de C.V. ha remitido su información financiera no auditada correspondiente al 4° trimestre del 2003 a la Bolsa Mexicana de Valores, vía el sistema electrónico SIFIC.

Envio por este medio la constancia que pide el titulo cuarto, articulo 33 numeral II de la Circular Unica de la CNBV de fecha 19 de marzo de 2003 con relación a dicha información, en el entendido de que la misma constancia esta siendo remitida fisicamente a esa H. Comisión a traves de la oficialía de partes.

Atentamente,

C.P. Gerardo A. González V.
Subdirector de Contraloría

AV. MUNICH 101, 66452 SAN NICOLAS DE LOS GARZA, N.L. MEXICO

HYLSAMEX

Febrero 9, 2004

COMISION NACIONAL BANCARIA Y DE VALORES
Insurgentes Sur N° 1971, Torre Sur
Col. Guadalupe Inn 01020 México, D.F.

De conformidad con el Título Cuarto, artículo 33 numeral II de la Circular Unica de la CNBV de fecha 19 de marzo de 2003 y con relación a la Información Financiera no auditada por el 4° trimestre de 2003 reportada por Hylsamex, S.A. de C.V., hacemos constar lo siguiente:

> "Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asímismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas".

La información financiera trimestral de referencia ha sido enviada a la Bolsa Mexicana de Valores el día de hoy, a través del sistema electrónico SIFIC.

Atentamente,

Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**29,870,852**	**100**	**29,742,338**	**100**
2	**ACTIVO CIRCULANTE**	**6,601,919**	**22**	**6,233,335**	**21**
3	EFECTIVO E INVERSIONES TEMPORALES	959,431	3	605,545	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	2,368,052	8	2,140,338	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	724,642	2	825,925	3
6	INVENTARIOS	2,478,541	8	2,588,755	9
7	OTROS ACTIVOS CIRCULANTES	71,253	0	72,772	0
8	**LARGO PLAZO**	**674,565**	**2**	**475,494**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	576,514	2
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	669,961	2	(145,384)	0
11	OTRAS INVERSIONES	4,604	0	44,364	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**20,506,784**	**69**	**20,487,208**	**69**
13	INMUEBLES	1,124,128	4	1,123,321	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	38,636,317	129	37,694,872	127
15	OTROS EQUIPOS	198,714	1	199,024	1
16	DEPRECIACION ACUMULADA	19,991,684	67	18,701,317	63
17	CONSTRUCCIONES EN PROCESO	539,309	2	171,308	1
18	**ACTIVO DIFERIDO (NETO)**	**2,087,584**	**7**	**2,546,301**	**9**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**19,368,223**	**100**	**18,564,176**	**100**
21	**PASIVO CIRCULANTE**	**3,599,556**	**19**	**2,885,177**	**16**
22	PROVEEDORES	1,586,829	8	1,321,865	7
23	CREDITOS BANCARIOS	731,624	4	228,120	1
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	101,513	1	89,537	0
26	OTROS PASIVOS CIRCULANTES	1,179,590	6	1,245,655	7
27	**PASIVO A LARGO PLAZO**	**12,074,514**	**62**	**11,896,384**	**64**
28	CREDITOS BANCARIOS	7,479,797	39	7,666,314	41
29	CREDITOS BURSATILES	4,119,830	21	3,965,508	21
30	OTROS CREDITOS	474,887	2	264,562	1
31	**CREDITOS DIFERIDOS**	**3,694,153**	**19**	**3,782,615**	**20**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**10,502,629**	**100**	**11,178,162**	**100**
34	**PARTICIPACION MINORITARIA**	**1,868,615**	**18**	**1,843,282**	**16**
35	**CAPITAL CONTABLE MAYORITARIO**	**8,634,014**	**82**	**9,334,880**	**84**
36	**CAPITAL CONTRIBUIDO**	**5,869,123**	**56**	**5,869,123**	**53**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	4,975,129	47	4,975,129	45
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	893,994	9	893,994	8
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**2,764,891**	**26**	**3,465,757**	**31**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,542,454	91	9,685,574	87
43	RESERVA PARA RECOMPRA DE ACCIONES	109,904	1	109,904	1
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(6,052,766)	(58)	(5,569,524)	(50)
45	**RESULTADO NETO DEL EJERCICIO**	(834,701)	(8)	(760,197)	(7)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**959,431**	**100**	**605,545**	**100**
46	EFECTIVO	252,506	26	91,918	15
47	INVERSIONES TEMPORALES	706,925	74	513,627	85
18	**CARGOS DIFERIDOS**	**2,087,584**	**100**	**2,546,301**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,679,954	80	1,769,890	70
49	CREDITO MERCANTIL	19,536	1	35,020	1
50	IMPUESTOS DIFERIDOS	63,778	3	433,580	17
51	OTROS	324,316	16	307,811	12
21	**PASIVO CIRCULANTE**	**3,599,556**	**100**	**2,885,177**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,248,724	35	588,702	20
53	PASIVOS EN MONEDA NACIONAL	2,350,832	65	2,296,475	80
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,179,590**	**100**	**1,245,655**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	80,258	7	80,761	6
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,099,332	93	1,164,894	94
27	**PASIVO A LARGO PLAZO**	**12,074,514**	**100**	**11,896,384**	**100**
59	PASIVO EN MONEDA EXTRANJERA	12,074,514	100	11,896,384	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,119,830**	**100**	**3,965,508**	**100**
61	OBLIGACIONES	3,370,799	82	3,216,774	81
62	PAGARE DE MEDIANO PLAZO	749,031	18	748,734	19
30	**OTROS CREDITOS**	**474,887**	**100**	**264,562**	**100**
63	OTROS CREDITOS CON COSTO	474,887	100	264,562	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,694,153**	**100**	**3,782,615**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,384,801	65	2,604,545	69
67	OTROS	1,309,352	35	1,178,070	31
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,052,766)**	**100**	**(5,569,524)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,052,766)	(100)	(5,569,524)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	3,002,363	3,348,158
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,309,352	1,178,069
74	NUMERO DE FUNCIONARIOS (*)	185	197
75	NUMERO DE EMPLEADOS (*)	2,594	2,610
76	NUMERO DE OBREROS (*)	4,440	4,400
77	NUMERO DE ACCIONES EN CIRCULACION (*)	506,340,463	506,340,463
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**15,976,924**	**100**	**14,016,947**	**100**
2	COSTO DE VENTAS	14,084,275	88	12,066,632	86
3	**RESULTADO BRUTO**	**1,892,649**	**12**	**1,950,315**	**14**
4	GASTOS DE OPERACION	1,197,730	7	1,193,460	9
5	**RESULTADO DE OPERACION**	**694,919**	**4**	**756,855**	**5**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,548,184	10	1,666,568	12
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(853,265)**	**(5)**	**(909,713)**	**(6)**
8	OTRAS OPERACIONES FINANCIERAS	36,146	0	454,240	3
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(889,411)**	**(6)**	**(1,363,953)**	**(10)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	228,092	1	(527,684)	(4)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(1,117,503)**	**(7)**	**(836,269)**	**(6)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	299,639	2	(97,717)	(1)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(817,864)**	**(5)**	**(933,986)**	**(7)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(817,864)**	**(5)**	**(933,986)**	**(7)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(817,864)**	**(5)**	**(933,986)**	**(7)**
19	PARTICIPACION MINORITARIA	16,837		(173,789)	(1)
20	**RESULTADO NETO MAYORITARIO**	**(834,701)**	**(5)**	**(760,197)**	**(5)**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**15,976,924**	**100**	**14,016,947**	**100**
21	NACIONALES	12,370,863	77	11,062,226	79
22	EXTRANJERAS	3,606,061	23	2,954,721	21
23	CONVERSION EN DOLARES (***)	317,141	2	253,385	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,548,184**	**100**	**1,666,568**	**100**
24	INTERESES PAGADOS	1,105,310	71	1,236,014	74
25	PERDIDA EN CAMBIOS	1,091,684	71	1,369,817	82
26	INTERESES GANADOS	66,364	4	113,701	7
27	GANANCIA EN CAMBIOS	142,058	9	208,754	13
28	RESULTADO POR POSICION MONETARIA	(469,841)	(30)	(656,465)	(39)
42	PERDIDA EN ACTUALIZACION DE UDI'S	29,453	2	39,657	2
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**36,146**	**100**	**454,240**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	36,146	100	454,240	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**228,092**	**100**	**(527,684)**	**100**
32	I.S.R.	210,823	92	(548,905)	(104)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	17,269	8	21,221	4
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES		0
37	RESULTADO FISCAL DEL EJERCICIO		0
38	VENTAS NETAS (**)	15,976,924	14,016,947
39	RESULTADO DE OPERACION (**)	694,919	756,855
40	RESULTADO NETO MAYORITARIO (**)	(834,701)	(760,197)
41	RESULTADO NETO (**)	(817,864)	(933,986)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: HYLSAMX

TRIMESTRE: 4 AÑO: 2003

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**4,029,932**	**100**	**3,735,410**	**100**
2	COSTO DE VENTAS	3,555,896	88	3,198,832	86
3	**RESULTADO BRUTO**	**474,036**	**12**	**536,578**	**14**
4	GASTOS DE OPERACION	281,914	7	305,700	8
5	**RESULTADO DE OPERACION**	**192,122**	**5**	**230,878**	**6**
6	COSTO INTEGRAL DE FINANCIAMIENTO	418,043	10	248,180	7
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(225,921)**	**(6)**	**(17,302)**	**0**
8	OTRAS OPERACIONES FINANCIERAS	49,171	1	278,173	7
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(275,092)**	**(7)**	**(295,475)**	**(8)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	450,502	11	150,850	4
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(725,594)**	**(18)**	**(446,325)**	**(12)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	91,595	2	(128,322)	(3)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(633,999)**	**(16)**	**(574,647)**	**(15)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(633,999)**	**(16)**	**(574,647)**	**(15)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(633,999)**	**(16)**	**(574,647)**	**(15)**
19	PARTICIPACION MINORITARIA	8,433		(178,578)	(5)
20	**RESULTADO NETO MAYORITARIO**	**(642,432)**	**(16)**	**(396,069)**	**(11)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSAMX

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**4,029,932**	**100**	**3,735,410**	**100**
21	NACIONALES	3,219,633	80	2,813,969	75
22	EXTRANJERAS	810,299	20	921,441	25
23	CONVERSION EN DOLARES (***)	146,935	4	78,672	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**418,043**	**100**	**248,180**	**100**
24	INTERESES PAGADOS	286,449	69	287,376	116
25	PERDIDA EN CAMBIOS	367,226	88	185,559	75
26	INTERESES GANADOS	13,100	3	28,151	11
27	GANANCIA EN CAMBIOS	50,240	12	34,872	14
28	RESULTADO POR POSICION MONETARIA	(184,915)	(44)	(175,502)	(71)
42	PERDIDA EN ACTUALIZACION DE UDI'S	12,623	3	13,770	6
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**49,171**	**100**	**278,173**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	49,171	100	278,173	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**450,502**	**100**	**150,850**	**100**
32	I.S.R.	449,957	100	147,767	98
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	545	0	3,083	2
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
1	**RESULTADO NETO**	**(817,864)**	**(933,986)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,165,823	1,144,911
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**347,959**	**210,925**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	47,905	(1,524,733)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**395,864**	**(1,313,808)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	656,336	(888,616)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(30,101)	2,711,073
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**626,235**	**1,822,457**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(668,213)**	**(303,686)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	353,886	204,963
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	605,545	400,582
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	959,431	605,545

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,165,823**	**1,144,911**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,365,825	1,289,257
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	115,469	114,182
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(315,471)	(258,528)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**47,905**	**(1,524,733)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(184,823)	(400,629)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	10,593	(547,071)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	27,334	(640,515)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	264,963	350,316
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(70,162)	(286,834)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**656,336**	**(888,616)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	35,506	39,856
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	491,235	10,141,422
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	33,987	24,398
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(251,086)	(8,657,204)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	154,282	(2,676,751)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	192,412	239,663
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(30,101)**	**2,711,073**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(30,101)	2,711,073
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(668,213)**	**(303,686)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	3,448	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(580,463)	(215,861)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(91,198)	(87,825)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(5.12)	%	(6.66)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(9.67)	%	(8.14)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(2.74)	%	(3.14)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(57.45)	%	(70.29)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.53	veces	0.47	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.78	veces	0.68	veces
8	ROTACION DE INVENTARIOS (**)	5.68	veces	4.66	veces
9	DIAS DE VENTAS POR COBRAR	46	días	48	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	8.58	%	10.13	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	64.84	%	62.42	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.84	veces	1.66	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	68.79	%	67.25	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	58.88	%	58.07	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.63	veces	0.61	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.82	veces	0.76	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.83	veces	2.16	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.15	veces	1.26	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.34	veces	0.34	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	26.65	%	20.99	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	2.18	%	1.50	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	0.30	%	(10.88)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	0.36	veces	(1.06)	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	104.81	%	(48.76)	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(4.81)	%	148.76	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	86.87	%	71.08	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(1.65)	$	(1.50)
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00	$	.00
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(1.65)	$	(1.50)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00	$	.00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00	$	.00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	17.05	$	18.44
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.00
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		.40 veces		.34 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		(4.09) veces		(4.22) veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00 veces		.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS.	$ (8,162,776)
RESULTADO POR TENENCIA DE ACTIVOS NO MONET.	2,015,045
IMPUESTO DIFERIDO EN CAPITAL	94,965
TOTAL	$ (6,052,766)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

Resultados al Cuarto Trimestre 2003

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 31 de Diciembre del año 2003 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de periodo.

HECHOS SOBRESALIENTES

* Hylsamex embarcó 736,800 toneladas durante el 4T03, 2% por encima de las 723,300 toneladas del trimestre anterior y 4% mayores que las 705,900 toneladas del mismo trimestre de 2002.

* El volumen doméstico durante el 4T03 alcanzó 595,700 toneladas, 8% superior a las 551,400 toneladas del trimestre anterior y 13% mayores que las 527,200 toneladas del mismo trimestre de 2002. Estos aumentos en embarques domésticos reflejan el efecto combinado de un ambiente económico ligeramente mejor, compras de clientes motivadas por propósitos fiscales, por anticipación a aumentos de precios y mayor venta de billet.

* El precio promedio del acero para el 4T03 fue de US$454/tonelada, 1% menor que el US$458/tonelada alcanzado en el trimestre previo, e idéntico al precio registrado en el mismo trimestre de 2002. El precio expresado en Pesos mejoró en el 4T03, pero en dólares fue impactado por la devaluación temporal del Peso y mayor venta de producto semi-terminado.

* En una base por tonelada, el costo de ventas en 4T03 totalizó US$429/tonelada, un 4% menor que el US$449/tonelada alcanzado en el trimestre anterior pero 1% superior al US$426/tonelada del mismo trimestre del 2002. En 2003, la Compañía reflejó un costo por tonelada más alto que en 2002, debido a mayores costos de energéticos y de metálicos, parcialmente compensados por menores costos debido al efecto de la devaluación del Peso en costos ligados a la divisa local y un mejor prorrateo de costos fijos por el mayor tonelaje vendido.

* La generación de EBITDA en el 4T03 alcanzó Ps.537 millones (US$48 millones), 10% mayor que los Ps.486 millones (US$44 millones) obtenidos en el trimestre anterior pero 2% menor que los Ps.549 millones (US$51 millones) registrados en el mismo trimestre de 2002. Para el 2003, el EBITDA alcanzó Ps.2,061 millones, ligeramente encima de los Ps.2,046 millones obtenidos en 2002.

* La deuda neta de Hylsamex alcanzó US$1,014 millones al 31 de diciembre de 2003, que es una reducción de US$42 millones contra el saldo al final de 2002.

RESUMEN

Hylsamex generó un EBITDA de US$48 millones en el 4T03, que se compara con US$44 millones obtenidos en el trimestre anterior y con los US$51 millones alcanzados en el mismo trimestre de 2002. El aumento en EBITDA contra el trimestre anterior fue atribuido a mejores precios de acero, volúmenes estacionales más fuertes, menores costos debido al efecto de la devaluación del Peso en aquellos costos que están ligados a la divisa local, y a un uso más eficiente de costos fijos debido al mayor tonelaje vendido. En relación a

precios del acero, la devaluación temporal del Peso diluyó parcialmente los aumentos de precios a productos planos, medidos en dólares, que fueron implementados a finales del trimestre anterior. El menor nivel de EBITDA versus el mismo trimestre del año anterior fue causado por mayores costos de energéticos y metálicos, así como precios más altos para el acero requerido por las líneas de recubierto. No obstante, el encarecimiento de la chatarra es una buena noticia para Hylsamex, porque refleja un mercado de acero más apretado y equilibrado que ha permitido aumentos en precio. En consecuencia, la posición competitiva de Hylsamex ha sido realzada en comparación a productores de acero que utilizan 100% chatarra en sus procesos productivos, ya que Hylsamex utiliza cantidades importantes de fierro esponja en su carga metálica.

Mientras que el EBITDA de Hylsamex permaneció estable durante 2003, en el 4T03 la Compañía generó un flujo de efectivo notorio. El flujo de efectivo libre del 4T03 aumentó las reservas de efectivo en US$21 millones a US$85 millones al 31 de Diciembre de 2003, derivado de una disminución de US$36 millones en el capital de trabajo neto en el trimestre. En consecuencia, en 2003 las reservas de efectivo crecieron US$29 millones, de US$56 millones al 31 de Diciembre de 2002, a los ya mencionados US$85 millones al final de 2003. El aumento en reservas de efectivo originó una ligera disminución en el apalancamiento de Hylsamex al final del 4T03, porque la Deuda Neta disminuyó US$39 millones a US$1,014 millones, reduciendo la razón de Deuda Neta a U12M EBITDA a 5.4x.

La industria del acero en el mundo vivió un año dinámico en 2003. A principios del año, un crecimiento inusual en la demanda de acero en el Lejano Oriente seguido por un paro repentino en las compras, originó una burbuja en los precios internacionales que pronto reventó. Sin embargo, desde el 3T03, el crecimiento económico en Asia aunado a la evidencia clara de una recuperación en E.U., han estimulado fuertemente la demanda mundial de acero. Así, el 4T03 vio un mercado de acero apretado y robusto, con tendencias de precio ascendentes en todos los productos, y que continúa en lo que va de 2004. La cancelación adelantada de los aranceles al acero de la Sección 201 en E.U. no ha tenido impacto alguno en los precios en Norte América, ya que la demanda del Lejano Oriente ha ayudado a estabilizar la demanda y oferta mundial, y la debilidad del dólar hace las importaciones menos atractivas. Adicionalmente, desde fines del 4T03, Hylsamex de nuevo ha encontrado oportunidades de exportación debido a la subida en precios. Por el contrario, poco crecimiento fue observado en 2003 en los mercados domésticos de acero en los que la Compañía participa. Sin embargo, una noticia alentadora es que las tendencias en precios internacionales han permitido que la Compañía haya implementado varias iniciativas de incremento en precios en diversas categorías de productos.

Hylsamex permanece prudentemente optimista para el 2004, como resultado de las tendencias de precio y volumen anteriormente explicadas. Además, Galvak reforzó su posición en mercados de gran potencial, completando la instalación de cuatro líneas de procesamiento y abriendo tres centros de distribución en Norte América para hacer frente a la demanda, con otros cuatro centros que se abrirán en el futuro cercano.

Durante el año, Hylsamex tomó pasos para mejorar su perfil financiero, incluyendo el refinanciamiento exitoso de un crédito en Hylsa. Un 91.18% de los tenedores del Pagaré a Mediano Plazo de Hylsa con vencimiento en 2007 intercambiaron por un nuevo Certificado Bursátil pagadero en 2008, representando 203.7 millones de UDIs (US$60.4 millones; asumiendo un tipo de

cambio de Ps.11.30/US$).

VOLUMEN DE VENTAS

El volumen total de ventas aumentó moderadamente en el 4T03, con un incremento en los embarques domésticos pero con menores exportaciones. Los embarques para el 4T03 alcanzaron 736,800 toneladas, 13,500 toneladas o 2% mayores que las 723,300 toneladas del trimestre anterior, y 30,900 toneladas o 4% superiores a las 705,900 del mismo trimestre de 2002. El aumento en volumen vendido versus el trimestre anterior fue debido a 16,000 toneladas adicionales en ventas de billet, y a 7,000 toneladas de exportación de acero plano fuera de programa, aumentos que fueron parcialmente cancelados por menores exportaciones totales. En relación al mismo trimestre de 2002, el incremento fue ocasionado por mejores ventas de billet semi-terminado.

El volumen doméstico en el 4T03 totalizó 595,700 toneladas, 44,300 toneladas o 8% mayores que las 551,400 toneladas del trimestre anterior y también 68,500 toneladas o 13% superiores que las 527,200 toneladas del mismo trimestre de 2002. El incremento contra el trimestre anterior se originó por mayores ventas de productos planos y billet. De manera similar, el aumento versus el mismo trimestre de 2002 también se derivó de mejores volúmenes de productos planos y billet. Sin embargo, si no tomáramos en cuenta los inusuales aumentos en billet, los embarques domésticos hubieran crecido sólo moderadamente. Estos ligeros aumentos en embarques domésticos reflejan el efecto combinado de un ambiente económico ligeramente mejorado, compras de clientes motivadas por propósitos fiscales, por anticipación a aumentos de precios y la ya señalada mayor venta de billet.

El volumen de exportación durante el 4T03 alcanzó 141,100 toneladas, 30,800 toneladas o 18% inferior que las 171,900 toneladas del trimestre anterior y 37,600 o 21% menor que las 178,700 toneladas registradas en el mismo trimestre de 2002. Ambas reducciones se derivaron de menores exportaciones de productos planos que fueron suplidas en parte por aumento en exportaciones de productos largos, por los cuales la Compañía ha notado una marcada escasez en los mercados internacionales acompañada de precios atractivos. De manera similar, la demanda internacional de productos planos continuó fuerte durante el 4T03. Sin embargo, para mantener el ritmo de volumen de exportación alcanzado en el trimestre anterior, la Compañía hubiera tenido que utilizar insumos de mayor costo (chatarra), convirtiendo las ventas adicionales en no rentables. Hacia el final del 4T03, los incrementos adicionales en los precios internacionales del acero han hecho que las exportaciones vuelvan a ser atractivas y consecuentemente, la Compañía confía en encontrar oportunidades de exportación en los siguientes trimestres. Los precios de exportación en el 4T03 calculados en dólares nominales experimentaron un aumento de 2% versus el trimestre anterior y permanecieron sin cambio comparado a los obtenidos en el mismo trimestre de 2002. Los ingresos de exportación disminuyeron en el 4T03 a US$72 millones debido al menor volumen vendido de productos planos, y se comparan por abajo de los US$90 millones logrados en el trimestre anterior y los US$87 millones registrados en el mismo trimestre de 2002.

Los embarques para el año de 2003 totalizaron 2,889,300 toneladas, 4% superiores que las 2,777,500 toneladas registradas en 2002. Mientras que el incremento anual de 3% en volúmenes domésticos continua reflejando el poco crecimiento del mercado en México, el volumen de exportación para el año aumentó [illegible]% comparado al visto en 2002 debido a la fuerte demanda del continente asiático. Por categoría de producto, las ventas domésticas de

productos planos de Hylsamex permanecieron casi sin cambio, y solamente las exportaciones de productos largos, que fueron mínimas en 2002, reflejaron algo de dinamismo, especialmente a fines del año. Hylsamex exportó 22% del volumen vendido en el año, similar al 21% conseguido en 2002.

INGRESO

Los ingresos de Hylsamex ascendieron a US$359 millones (Ps.4,030 millones) en el 4T03, 2% menor que los US$367 millones (Ps.4,018 millones) alcanzados en el trimestre anterior pero son 2% mayores que los US$351 millones (Ps.3,735 millones) obtenidos en el mismo trimestre del año anterior.

Comparado con el trimestre anterior, la Compañía mostró ingresos estables expresados en Pesos. Esto es explicado completamente por un 2% de ganancia en volumen que fue compensada por una disminución de 2% en ingreso promedio por tonelada expresado en Pesos (Ps.5,470 en 4T03 vs. Ps.5,555 en 3T03). La reducción en el ingreso promedio por tonelada parece extraña dados los dos aumentos de 7% en precios domésticos de productos planos implementados a fines de 3T03. Primero, los aumentos en precios solo aplicaron a las ventas "spot", excluyendo las ventas por contrato y de exportación. Además, el ingreso promedio por tonelada fue afectado por las ventas de acero plano fuera de programa y mayor volumen de billet, productos que llevan un precio de venta menor. Adicionalmente, la devaluación del 5% del Peso durante el trimestre (comparando el tipo de cambio promedio diario de 4T03 y el del trimestre previo) fue solamente temporal al registrar un nivel máximo de Ps.11.40/US$ y un mínimo de Ps.10.96/US$, previniendo así ajustes en precio a las órdenes de venta. Estos factores, por consiguiente, diluyeron en parte el efecto positivo de los dos aumentos del 7% en el precio doméstico de productos planos. Pero, en un dato positivo, los precios de exportación en términos de dólares para productos planos y largos crecieron 8% y 11%, respectivamente, comparados con el trimestre anterior.

En relación con el mismo trimestre de 2002, el aumento de 2% en ingresos se convierte en 8% de crecimiento expresado en Pesos. La mayor parte de este aumento se debe a un 4% de incremento en volumen vendido y un 3% de mejora en el ingreso por tonelada expresado en Pesos (Ps.5,470 en 4T03 vs. Ps.5,291 en 4T02). El incremento en ingreso por tonelada se debió a la devaluación del 10% del Peso (si uno compara el tipo de cambio diario promedio de 4T03 y el del mismo trimestre de 2002), y a una moderada recuperación de 8% en los precios de productos largos medida en términos de dólares, efectuada para compensar el mayor costo de la chatarra.

El ingreso por tonelada medido en dólares fue de US$487/tonelada en el 4T03, que consiste de un precio promedio de acero de US$454/tonelada y de un US$33/tonelada de contribución por otros ingresos relacionados con el acero. El precio promedio de acero para el 4T03 fue US$4 o 1% menor que el US$458 tonelada logrado en el trimestre anterior debido a una mezcla de productos de menor valor agregado, y que resultó ser idéntico al precio promedio de acero registrado en el mismo trimestre de 2002. Los otros ingresos relacionados con el acero -que representan sólo 7% de los ingresos totales- para 4T03 reflejan una caída versus el trimestre anterior y el mismo trimestre de 2002, con variaciones por tonelada negativas de US$16 y US$10, respectivamente.

Los ingresos de Hylsamex para el año terminado el 31 de Diciembre de 2003 alcanzaron US$1,449 millones (Ps.15,977 millones), 7% superiores que los

US$1,356 millones (Ps.14,017 millones) obtenidos en 2002. Medidos en términos de Pesos, los ingresos aumentaron 14%, que está compuesto de un 4% de crecimiento en embarques y una mejora de 10% en el ingreso promedio por tonelada (Ps.5,530 en 2003 vs. Ps.5,047 en 2002). Si bien la Compañía exitosamente implementó varios aumentos de precio en productos planos y largos durante el año, la devaluación del 12% de la moneda local (comparando el tipo de cambio diario promedio de cada año) también ayudó a realzar los precios medidos en Pesos. Para el año de 2003, el ingreso por tonelada calculado en dólares llegó a US$502/tonelada, US$13 o 3% más alto que el US$488/tonelada conseguido en 2002; la totalidad de este aumento está asociada a un mayor precio promedio de acero de Hylsamex. La mayoría de este incremento en el precio promedio de acero fue acreditada a mejoras en el precio de productos largos.

COSTO DE VENTAS

El costo de ventas para el 4T03 alcanzó US$316 millones (Ps.3,556 millones), 3% menor que los US$325 millones (Ps.3,556 millones) registrados en el trimestre anterior pero 5% superior que los US$301 millones (Ps.3,199 millones) del mismo periodo de 2002. La disminución de 3% versus el trimestre anterior ocurrió a pesar del incremento de 2% en embarques, y fue principalmente consecuencia del efecto de la devaluación de la divisa Mexicana en costos denominados en Pesos y a la mayor venta de billet, producto largo semi-terminado. El alza de 5% contra el mismo trimestre de 2002 fue derivada esencialmente del crecimiento en volúmenes del 4% pero también muestra los aumentos en el costo de metálicos y energéticos. En esta última comparación, la devaluación de 10% del Peso aminoró un poco el aumento en costos, ocasionando reducciones en términos de dólares en costos ligados a la moneda Mexicana.

El costo por tonelada para el 4T03 llegó a US$429/tonelada, US$20 o 4% menor que el US$449/tonelada alcanzado en el trimestre anterior pero US$3/tonelada o 1% mayor que el US$426/tonelada registrado en el mismo trimestre de 2002. En relación a la reducción de US$20/tonelada contra el trimestre anterior, ésta se compone de disminuciones de US$11/tonelada y US$9/tonelada en el costo variable y el costo fijo, respectivamente. La baja en el costo variable fue atribuida a mayores ventas de productos de acero semi-terminado que tienen menor costo. El costo fijo por tonelada diminuyó debido al uso más eficiente de los costos fijos dado el mayor volumen de ventas, el efecto positivo de la devaluación de 5% del Peso en costos ligados a esta moneda, y a la cancelación de un impuesto a la nómina anteriormente pagado por la Compañía. El costo de ventas hubiera sido US$3 millones menor en el 4T03, pero una baja sensible en inventarios trajo consigo costos asociados de otros periodos.

Con respecto al aumento de US$3/tonelada contra el mismo trimestre de 2002, esto se explica por un lado, por un incremento de US$14/tonelada en el costo variable debido a costos más altos de materia prima y energéticos, y por otro lado, por una reducción de US$11/tonelada en costos fijos, como resultado de un mayor prorrateo de costos fijos dado el mayor volumen de ventas, el efecto positivo de la devaluación de 10% del Peso en costos ligados a esta moneda en el periodo de comparación, y la cancelación de un impuesto a la nómina anteriormente pagado por la Compañía. En seguida se presenta una explicación del comportamiento durante el trimestre de los elementos importantes del costo de ventas:

Energéticos: El costo efectivo de gas natural para Hylsamex durante el 4T03

alcanzó US$5.01/MMBTu (que corresponde a un precio de referencia de US$4.38/MMBTu en el sur de Texas), cifra que es muy similar al US$4.98/MMBTu registrado en el trimestre anterior pero que es 35% superior al US$3.71/MMBtu observado en el mismo trimestre de 2002. Durante 2003, la Compañía fue capaz de reducir la volatilidad de este insumo a través de un programa efectivo de coberturas, que ha sido modificado y extendido continuamente. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo.

Durante el 4T03, la administración vio la oportunidad de monetizar el techo del túnel en US$5.00/MMBtu para los meses de Enero a Octubre de 2004, que cubrían 66% de los requerimientos de gas natural. Como resultado de la transacción, Hylsamex recibirá un descuento de US$0.375/MMBtu en su costo de gas natural de Enero a Octubre, por 200 contratos mensuales. Por lo tanto, esto se traduce a un beneficio total de US$7.5 millones. Hasta ahora, la decisión de monetizar parte del techo para 2004 ha sido neutral- el beneficio de la venta permitiría a la Compañía comprar una cobertura similar para el mismo periodo de 2004 y el efecto neto en costos hasta ahora ha sido mínimo. A la fecha de este reporte, el programa de cobertura de gas natural comprende las siguientes posiciones:

* 2004: 63% de las necesidades de Noviembre y Diciembre cubiertas con un túnel sin costo entre US$4.1225-5.00/MMBtu contra el precio del Sur de Texas; la Compañía mantiene el piso del túnel en US$4.1225/MMBtu para el 63% de las necesidades de Enero a Octubre.

* 2005: 32% de los requerimientos anuales cubiertos con un swap a US$4.58/MMBtu, con un techo en US$7.00/MMBtu, contra el precio de Nymex, que históricamente ha sido US$0.20/MMBtu mayor que el precio del Sur de Texas, en promedio.

Para información del gas natural durante Enero y Febrero de 2004, por favor ver la sección de "Otros Eventos Relevantes" en la página 16.

Valuación de las coberturas de gas natural : al 4 de Febrero de 2004 el valor estimado de las posiciones de cobertura de gas natural de Hylsamex asciende a US$1.9 millones (que representa una cantidad positiva).

El costo de la electricidad en el 4T03 fue de US¢3.92/KWh, casi idéntico al US¢3.93/KWh registrado en el trimestre anterior pero 5% superior al US$3.74/KWh observado en el mismo trimestre de 2002. El costo del fluido eléctrico permaneció sin cambios contra el trimestre anterior debido a la cancelación de mayores precios de hidrocarburos por parte del efecto positivo de la devaluación de 5% del Peso en la porción del costo del fluido eléctrico ligada al Peso. Por el contrario, la variación negativa en el costo de la electricidad versus el mismo periodo de 2002 tiene que ver con las alzas en los precios internacionales de los hidrocarburos. Algo de compensación fue proporcionado por el efecto positivo de la devaluación de 10% de la moneda local en la porción del costo del fluido eléctrico ligada al Peso.

Carga Metálica: El costo ponderado de la carga metálica permaneció sin cambio con respecto al trimestre anterior, pero el nivel actual es todavía US$16/tonelada o 12% superior al obtenido en el mismo trimestre de 2002. En esta última comparación, el aumento en el costo de la carga metálica fue atribuido a costos más altos en todos los metálicos.

El costo del fierro esponja aumentó ligeramente US$3/tonelada o 2% versus el

trimestre anterior, estabilidad que fue proveída por el programa de coberturas de gas natural implementado en 2003. Sin embargo, el costo del fierro esponja en 4T03 se elevó US$20/tonelada o 14% contra el mismo trimestre de 2002, debido al mayor costo del gas natural, parcialmente compensado por el debilitamiento de 10% del Peso cuando se comparan los tipos de cambio diario promedio de cada trimestre. A pesar del aumento de su costo, recientemente el fierro esponja ha recuperado su competitividad comparado con la chatarra, debido a la tendencia alcista en el precio de ésta última. Por consiguiente, la posición competitiva de Hylsamex ha sido realzada en comparación a productores de acero que utilizan 100% chatarra en sus procesos productivos, ya que Hylsamex utiliza fierro esponja en su carga metálica.

Con referencia a la chatarra doméstica, los precios de la chatarra comprada en México bajaron US$3/tonelada o 2% con respecto al trimestre anterior, como resultado de la devaluación del 5% del Peso Mexicano cuando se coteja el tipo de cambio diario promedio de cada trimestre. En la comparación contra el mismo trimestre de 2002, la chatarra doméstica se incrementó US$12/tonelada o 10% siguiendo la tendencia alcista de la chatarra importada en el periodo en comparación.

El costo de la chatarra importada rebotó después de retroceder ligeramente en el trimestre anterior: su costo aumentó US$11/tonelada o 7% contra el trimestre previo debido a un incremento pronunciado en los precios de la chatarra en E.U. derivado de una demanda muy fuerte de compradores, incluyendo demanda Asiática. En la comparación versus el mismo trimestre de 2002, el costo de la chatarra importada se elevó US$33/tonelada o 26%, el cual se explica otra vez por la tendencia alcista en el precio de este insumo en E.U. El aumento en los precios de la chatarra no debe ser visto aisladamente, porque son un reflejo de lo estrecho que están los mercados internacionales del acero y se asocia en gran medida con la mejora observada en los precios de productos largos.

El costo de ventas para 2003 totalizó US$1,278 millones (Ps.14,084 millones), 9% más alto que los US$1,169 millones (Ps.12,067 millones) registrados en 2002. El crecimiento en costo de ventas fue provocado principalmente por mayores costos de energéticos y metálicos, así como por el aumento en volumen vendido y el mayor costo del acero para las operaciones de recubierto. El incremento en el costo de ventas fue disminuido por el efecto positivo de la devaluación de 12% del Peso en elementos del costo ligados a la divisa local (comparando el tipo de cambio diario promedio de cada año).

GASTOS DE OPERACIÓN

Los gastos de operación para el 4T03 alcanzaron US$25 millones (Ps.282 millones), 13% inferiores que los US$29 millones (Ps.315 millones) registrados en el trimestre anterior y también 13% menores que los US$29 millones (Ps.306 millones) erogados en el mismo trimestre de 2002. El nivel de gastos de operación muestra una reducción de 13% en términos de dólares en la comparación contra ambos trimestres. Debido a que la mayor parte de este concepto está ligada al Peso, los gastos de operación disminuyeron en términos de dólares debido al efecto positivo de las devaluaciones del 5% y 10% observadas en el trimestre anterior y el mismo trimestre de 2002, respectivamente. Además, la ya mencionada cancelación de un impuesto a la nómina anteriormente pagado por la Compañía también ayudó a reducir gastos operativos. Por lo tanto, la razón de gastos de operación a ventas fue de 7.0% durante 4T03, marcadamente menor que el 7.9% obtenido en el trimestre anterior

y el 8.2% reportado en el mismo trimestre de 2002.

Los gastos de operación para 2003 alcanzaron US$109 millones (Ps.1,198 millones), 6% menores que los US$116 millones (Ps.1,193 millones) registrados en 2002. La razón de gastos de operación a ventas disminuyó a 7.5% en 2003, de 8.5% en 2002. La disminución en gastos de operación fue parcialmente debida al efecto positivo del 12% de devaluación del Peso Mexicano, en costos ligados a la moneda doméstica.

UTILIDAD DE OPERACIÓN Y EBITDA

La utilidad de operación durante el 4T03 totalizó US$17 millones (Ps.192 millones), US$4 millones o 28% mayor que los US$13 millones (Ps.147 millones) obtenidos en el trimestre anterior pero US$5 millones o 21% menores que los US$22 millones (Ps.231 millones) alcanzados en el mismo trimestre de 2002. La utilidad de operación creció versus el trimestre anterior debido a una leve mejora en volúmenes y precios de acero, así como por disminuciones de costos fijos y la debilidad del Peso Mexicano, a pesar de un menor ingreso resultante de una mezcla de menos valor agregado. La menor utilidad de operación versus el mismo trimestre de 2002 fue causada primordialmente por el encarecimiento del acero comprado para la operación de recubierto, y también por aumentos en los costos de insumos energéticos y metálicos, que fueron compensados en parte por mejoras en volúmenes y precios de venta, y la debilidad del Peso que ayudó a aminorar los aumentos de costo, medidos en dólares.

La utilidad de operación para 2003 alcanzó US$63 millones (Ps.695 millones), 13% menor que los US$72 millones (Ps.757 millones) obtenidos en 2002. El margen de operación para 2003 fue de 4.3% que se compara con un 5.3% registrado en 2002. La baja en utilidad de operación se deriva de los aumentos en costos de energéticos, metálicos y acero para las operaciones de recubierto, que fueron compensados en parte por mayores volúmenes de exportación, una mejora en precios, y menores gastos de operación.

La generación de EBITDA durante el 4T03 alcanzó US$48 millones (Ps.537 millones), 8% mayor que los US$44 millones (Ps.486 millones) logrados en el trimestre anterior pero 7% menor que los US$51 millones (Ps.549 millones) registrados en el mismo trimestre de 2002. Mientras que el flujo de efectivo libre fue beneficiado por una disminución en el capital de trabajo neto, el EBITDA fue impactado por reducciones de inventario que trasladaron unos US$3 millones de costos de periodos anteriores. El margen de EBITDA en el 4T03 fue de 13.3%, ligeramente mayor que el 12.0% obtenido en el trimestre anterior pero inferior que el 14.6% registrado en el mismo trimestre de 2002.

La generación de EBITDA durante 2003 totalizó US$187 millones (Ps.2,061 millones), 5% menor que los US$197 millones (Ps.2,046 millones) alcanzados en 2002. El EBITDA refleja lo realizado a nivel de utilidad de operación en los periodos comparables. El margen de EBITDA para 2003 alcanzó 12.9%, que se compara con el 14.5% conseguido en 2002. La siguiente gráfica describe los factores que explican la variación anual en EBITDA:

	4T03	2003
Utilidad de Operación	192.1	694.9
Costo Integral de Financiamiento	(418.0)	(1,548.2)
Otros ingresos (gastos) y partidas especiales	(49.2)	(36.1)
Impuestos, Causados y Diferidos	(450.5)	(228.1)

Participación en resultados de asociadas 91.6 299.6
Utilidad Neta Consolidada en 4T03 (634.0)
Utilidad Neta Consolidada en 2003 (817.9)

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsamex registró en 4T03 un costo financiero neto de US$37 millones (Ps.418 millones), comparado también con los costos financieros netos de US$53 millones (Ps.578 millones) y US$23 millones (Ps.248 millones) contabilizados en el trimestre anterior y en el mismo trimestre de 2002, respectivamente. Tomando en consideración que estos trimestres ya incluyen saldos de deuda post-restructuración, que las tasas Libor no han cambiado y que la inflación se mantiene bajo control, el cambio en el RIF observado en los periodos en comparación tiene que ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda que casi en su totalidad está contratada en la divisa americana.

La Compañía reconoció un costo financiero neto de US$141 millones (Ps.1,548 millones) en 2003, que se compara con un costo financiero neto de US$161 millones (Ps.1,667 millones) registrado en 2002. Una parte considerable de la variación se relaciona con menores gastos financieros en 2003 comparado con los gastos financieros de 2002 que incluyen siete meses de saldos de deuda pre-restructuración. Dado que la inflación doméstica fue similar en 2003 y 2002, la reducción también se explica por menores pérdidas cambiarias y ganancias monetarias, como resultado de la disminución de deuda en moneda extranjera en 2003 con respecto a 2002, que también representa una disminución de pasivo monetario.

RESULTADO NETO CONSOLIDADO

Durante el 4T03, Hylsamex registró una pérdida neta consolidada de US$56 millones (Ps.634 millones), 131% mayor que la pérdida neta de US$24 millones (Ps.265 millones) reportada en el trimestre anterior y 4% por encima de la pérdida neta de US$54 millones (Ps.575 millones) del mismo trimestre de 2002. El resultado neto disminuyó comparado al trimestre previo debido a la cancelación de un beneficio fiscal derivado de impuesto al activo pagado en años anteriores, que estimaciones actuales asumen no será recuperado en la porción diferida. Este efecto fue en parte compensado con un menor costo del RIF. La comparación versus el mismo trimestre de 2002 arroja una variación desfavorable, que es explicada por una menor utilidad de operación y mayores pérdidas cambiarias, que en parte fueron compensados por cargos especiales a resultados hechos en 4T02 y no repetidos en 4T03.

En 2003, Hylsamex registró una pérdida neta consolidada de US$72 millones (Ps.818 millones), US$17 millones o 19% menor en relación a la pérdida neta de US$89 millones (Ps.934 millones) de 2002. El cambio se debe principalmente a un menor RIF derivado de un reconocimiento más pequeño de pérdidas cambiarias así como de una menor carga financiera resultante de la restructuración de la deuda. Adicionalmente, la disminución se produjo por una mayor ganancia por método de participación en los resultados de Sidor, y por cargos especiales a resultados hechos en 2002 y no repetidos en 2003. La integración del resultado consolidado neto para este trimestre, así como para el año de 2003 se muestra a continuación:

DEUDA NETA Y OTROS RUBROS

VARIACIÓN DE LA DEUDA NETA EN 4T03

Deuda neta al 30 de septiembre de 2003	1,053.1
Generación de efectivo	-47.6
Inversión en capital de trabajo operativo	-36.1
Otras partidas (1)	-3.5
Intereses acumulados	19.8
Impuestos	7.6
Inversión en activo fijo	17.0
Intereses PIK acumulados	4.0
Deuda neta al 31 de diciembre de 2003	1,014.3

(1) Principalmente Fee corporativo y pasivo laboral.

Deuda Neta: La deuda neta de Hylsamex al 31 de diciembre de 2003 alcanzó US$1,014 millones, US$39 millones menor que el saldo de US$1,053 millones que se tenía el 30 de septiembre de 2003. La reducción de deuda neta contra el trimestre anterior fue obtenida principalmente mediante una reducción notable en el capital de trabajo neto, revirtiendo la inversión hecha en CTN en los primeros nueve meses de 2003. Esto permitió una mayor generación de flujo de efectivo libre en la Compañía, utilizado para pagar deuda de corto plazo (línea revolvente) y aumentar las reservas de efectivo en US$21 millones.

Impuestos Pagados: Los impuestos pagados durante el trimestre ascendieron a US$8 millones, igual cantidad que la erogada en el trimestre anterior y el mismo trimestre de 2002.

Capital de Trabajo Neto (CTN): Durante el 4T03, el capital de trabajo neto representó una sustancial fuente de efectivo de US$36 millones, incrementando así la generación de flujo de efectivo. La disminución principal en CTN se ubicó en inventarios, donde las Divisiones de Planos y No Planos lograron reducir sus niveles de inventario. El cambio en CTN también se debió a incrementos en pasivos de capital de trabajo. Adicionalmente, se registró una reducción menor en cuentas por cobrar a clientes en la operación de recubiertos.

Inversiones en Activo Fijo: Las inversiones en activo fijo totalizaron US$17 millones en 4T03. De esta cifra, US$10 millones fueron desembolsados en Galvak, erogaciones que corresponden a avances relacionados con su programa de inversiones. El resto corresponde a US$4 millones erogado en el descapote de mineral y a US$3 millones que se desembolsó en inversiones normales en Hylsa.

VARIACIÓN DE LA DEUDA NETA EN 2003

Deuda neta al 31 de diciembre de 2002	1,056.1
Generación de efectivo	-186.6
Inversión en capital de trabajo operativo	-9.4
Otras partidas (1)	-27.7
Intereses acumulados	76.0
Impuestos	34.6
Inversión en activo fijo y diferidos	54.9
Intereses PIK acumulados	16.4
Deuda neta al 31 de diciembre de 2003	1,014.3

(1) Principalmente Fee corporativo y pasivo laboral

Deuda Neta: La deuda neta de Hylsamex al 31 de Diciembre de 2003 alcanzó US$1,014 millones, US$42 millones menor que el saldo de US$1,056 millones que se tenía el 31 de Diciembre de 2002. La disminución en deuda neta fue lograda gracias a pequeñas amortizaciones de deuda de largo plazo durante el año y al aumento de US$29 millones en reservas de efectivo derivado de la reducción en el capital de trabajo neto.

Impuestos Pagados: Los impuestos pagados durante el año ascendieron a US$35 millones, moderadamente menores a los US$38 millones erogados en 2002.

Capital de Trabajo Neto (CTN): Durante 2003, el capital de trabajo neto representó una fuente de efectivo de US$9 millones, originada de aumentos de pasivos de capital de trabajo, que en parte fueron cancelados por aumentos en cuentas por cobrar en Hylsa.
Inversiones en Activo Fijo: La inversión en activo fijo totalizó US$55 millones en 2003. De esta cifra, US$31 millones fueron desembolsados en Galvak, erogaciones que corresponden a avances relacionados con su programa de inversiones. El resto corresponde a US$14 millones erogado en el descapote de mineral y a US$10 millones que se desembolsó en inversiones normales en Hylsa.

LIQUIDEZ Y RESERVAS DE EFECTIVO

Como resultado de una mayor generación de flujo libre de efectivo durante 4T03, las reservas de efectivo de Hylsamex al 31 de Diciembre de 2003 aumentaron considerablemente a US$85 millones, comparado con US$64 millones registrados al 30 de Septiembre de 2003. Adicionalmente, en los primeros días de Octubre, Hylsa pagó el saldo de US$10 millones de su línea de crédito revolvente de US$40 millones, la cual no ha sido utilizada desde entonces; por lo tanto, la Compañía tiene disponibles US$40 millones para cubrir necesidades futuras. En 2004, Hylsamex enfrenta vencimientos de deuda a largo plazo de US$65 millones (US$35 millones corresponden a Hylsa mientras que US$30 millones pertenecen a Galvak).

RAZONES FINANCIERAS CLAVE

La razón de deuda neta a EBITDA U12M alcanzó 5.4x al final del 4T03, parecida al nivel de 5.5x registrado en el trimestre anterior e idéntica al nivel de 5.4x reportado para el mismo trimestre de 2002. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) fue de 2.0x en 4T03, similar al 2.0x obtenido en el trimestre anterior pero ligeramente mayor al 1.8x registrado en el mismo trimestre de 2002. La mejora en la razón de deuda neta a EBITDA U12M versus el trimestre anterior ocurrió debido a la reducción en deuda neta. La siguiente gráfica describe el comportamiento a través del tiempo de las razones financieras clave:

Valuación de los derivados de tasa de interés de Hylsamex : Al 20 de enero de 2004, el valor estimado de las posiciones en derivados de tasa de interés de Hylsamex es de US$2.7 millones (que representa una cantidad positiva). La totalidad de los derivados de tasa de interés de Hylsamex son techos sobre la tasa Libor.

PARTICIPACIÓN EN RESULTADOS DE COMPAÑÍAS ASOCIADAS (SIDOR)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$8 millones (Ps.92 millones) en 4T03, una mejora en comparación con la utilidad de US$3 millones (Ps.34 millones) registrada en el trimestre anterior y contraria a la pérdida de Ps US$12 millones (Ps.128 millones) obtenida en el mismo período de 2002.

OTROS EVENTOS RELEVANTES

HYLSAMEX SERÁ EMPRESA INDEPENDIENTE: Se inicia una nueva etapa en la vida de la empresa. El accionista mayoritario de Hylsamex, Alfa, S.A. de C.V., que posee el 89.7% de las acciones de la Compañía, realizó el 4 de febrero de 2004 una asamblea general extraordinaria de accionistas, donde la propuesta para desincorporar a Hylsamex de su portafolio de empresas fue aprobada.

Hylsamex también celebró una asamblea general extraordinaria de accionistas el 4 de febrero de 2004, donde fue aprobada la propuesta de modificar algunos de los estatutos sociales de la empresa para adecuarse a esta nueva situación de empresa totalmente independiente.

Como resultado de la aprobación de los accionistas de ALFA para desincorporar Hylsamex, ALFA distribuirá entre sus accionistas su participación en el capital social de Hylsamex, mediante la entrega de títulos valor conocidos como Certificados de Participación Ordinaria (CPOs), los cuales representan dichas acciones. Se realizarían los trámites necesarios para que estos instrumentos estén listados y cotizados en la Bolsa Mexicana de Valores.

El proceso de desincorporación se realizaría en dos etapas. Durante el primer trimestre de 2004, ALFA distribuiría CPOs que representan el 38.97% del capital de Hylsamex. La segunda etapa se llevaría a cabo durante el primer trimestre del 2005, cuando se entregarían CPOs por el 51% restante del capital de Hylsamex.

El ingeniero Alejandro M. Elizondo Barragán, director general de Hylsamex, comentó que la medida que ALFA propone resultaría en beneficios para Hylsamex, pues facilitaría una correcta valuación de la compañía por parte de las instituciones financieras y del público inversionista; lo que se traduciría en mayores posibilidades de acceso a los mercados de capital.

De hecho -agregó- esto constituye un paso más en el proceso de evolución que en 1994 llevó a colocar a Hylsamex en el mercado bursátil, para eventualmente convertirla en una empresa totalmente pública.

Comentó, asimismo, que en esta nueva etapa en la vida de Hylsamex se seguirá trabajando para generar más valor y rentabilidad para los accionistas.

En cuanto a la relación con clientes y proveedores, dijo que continuará como hasta ahora, basada en la confianza mutua y la colaboración. "En esta nueva etapa, Hylsamex redoblará esfuerzos para seguirse ganando la preferencia de sus clientes".

"Con el apoyo entusiasta de nuestro personal -concluyó- Hylsamex continuará siendo una empresa líder en la industria siderúrgica."

DESAROLLO ESTRATÉGICO DE NEGOCIOS.- Hylsamex realizó avances considerables dentro de su estrategia de negocios. Galvak, subsidiaria de Hylsamex enfocada a acero recubierto, continuó su estrategia de expansión de largo plazo. La estrategia de negocios de Galvak tiene como objetivo alcanzar ventajas competitivas proveyendo un servicio de alta calidad, una distribución extensiva y justo a tiempo, y un mayor valor agregado en su mezcla de productos. Durante el año, Galvak instaló exitosamente líneas de producción de acero prepintado, tubería mecánica, transformado, y páneles aislados, las cuales añadirán valor al acero galvanizado y por tanto ampliarán la ya de por sí familia de productos de alto valor agregado que maneja la empresa. Adicionalmente, la Compañía lanzó una nueva iniciativa de distribución, "Galvacer Americas", abriendo un centro de servicio y distribución en Texas. Debido a excelentes resultados, Galvak expandió su red en Norte América, inaugurando centros de distribución en otras ciudades importantes del Sur de E.U. Galvak planea abrir cuatro centros de distribución adicionales en Norte América en 2004. La red de distribución de Galvak también alcanza Centroamérica y Sudamérica, por medio de un centro de distribución en Costa Rica y un centro de servicio y distribución en Chile. Finalmente, en una táctica de integración hacia adelante, en 2004 Galvak empezará a producir marcos de acero galvanizado para puertas y ventanas,

REFINANCIAMIENTO DE DEUDA.- Hylsamex tomó varios pasos importantes para mejorar su perfil de deuda. Hylsa anunció la conclusión exitosa del intercambio de su Pagaré a Mediano Plazo con vencimiento el 9 de marzo de 2007 por un nuevo Certificado Bursátil. Un 91.18% de los tenedores del Pagaré a Mediano Plazo intercambiaron su instrumento por el Certificado Bursátil, representando 203.7 millones de UDIs (US$60.4 millones; asumiendo un tipo de cambio de MXP 11.30/USD). El valor de la Unidad de Inversión a esta fecha es de 3.348183. El nuevo Certificado Bursátil mantiene la misma tasa de interés real de 8.75%, y tiene vencimientos de principal iguales el 9 de marzo y 9 de septiembre de 2008. La administración continúa sus esfuerzos para mejorar el perfil de deuda de la Compañía.

HECHOS RECIENTES EN GAS NATURAL.- Después de mostrar una volatilidad ascendente, los precios del gas natural retrocedieron a niveles alrededor de los registrados en el 4T03.

* Para Enero de 2004, el precio de gas natural del Sur de Texas fue fijado en US$5.805/MMBtu (correspondiente a un precio Henry Hub de US$6.15/MMBtu). Gracias a la monetización parcial del techo del túnel -mencionada en la sección de Costo de Ventas- el costo para Hylsamex de los primeros 200 contratos de consumo será de US$5.43/MMBtu, v.g. el precio de Sur de Texas menos el descuento de US$0.375/MMBtu. El consumo de Enero en exceso de 200 contratos tendrá un costo a precio de mercado.

* Para Febrero de 2004, el precio de gas natural del Sur de Texas fue fijado en US$5.285/MMBtu (se relaciona a un precio Henry Hub de US$5.77/MMBtu). De nuevo, para los primeros 200 contratos de consumo durante el mes y como resultado de la monetización parcial del techo, el costo para Hylsamex será de US$4.91/MMBtu, v.g. el precio de Sur de Texas menos el descuento de US$0.375/MMBtu. El consumo de Febrero en exceso de 200 contratos tendrá un costo a precio de mercado.

Hasta el día de este reporte, la exposición al gas natural de Hylsamex de Marzo a Octubre de 2004 permanece sin cobertura. No obstante, la curva actual

de futuros de gas natural de NYMEX para este periodo, una vez disminuida por la diferencia positiva aplicable al Sur de Texas y el ya mencionado descuento mensual de US$0.375/MMBtu, sitúa el costo efectivo para la Compañía por debajo del nivel de US$5.00/MMBtu. Como ha sido reiterado en otras secciones de este reporte trimestral, la Compañía sigue de cerca el mercado del gas natural, buscando oportunidades para cubrir esta exposición, continuamente extendiendo y modificando su posición en derivados de este insumo para el objetivo aludido.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2003 COMPARATIVOS CON 2002

Millones de pesos de poder adquisitivo del 31 de diciembre de 2003
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociada son:

% de tenencia
al 31 de diciembre de (a)
2003 2002
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias: 100 100
Hylsa Puebla, S. A. de C. V. (Hylsa Puebla) 100 100
Hylsa Norte, S. A. de C. V. (Hylsa Norte) 100 100
Pegi, S. A. de C. V. (Pegi) (b) 52 52
Consorcio Minero Benito Juárez
Peña Colorada, S. A. de C. V. (Peña Colorada) 51 51
Peña Servicios, S. A. de C. V. 100 100
Las Encinas, S. A. de C. V. 100 100
Comercializadora Las Encinas, S. A. de C. V. 100 100
Aceros Prosima, S. A. de C. V. 100 100
Prosima Servicios, S.A. de C.V. 100
Materiales y Aceros Masa, S. A. de C. V. 100 100
Técnica Industrial, S. A. de C. V. 100 100
Quimica Técnica Avanzada, S.A. de C.V. 100
Transamerica E. & I., Corp. 100 100
Ferropak Servicios, S. A. de C. V. 100 100
Ferropak Comercial, S. A. de C. V. 100 100

Galvak, S. A. de C. V. (GALVAK) y subsidiarias: 100 100
Galvacer America, Inc. 100 100
Galvacer Chile, S. A. 100 100
Galvacer Costa Rica, S. A. 100
Galvak Servicios, S.A. de C.V. 100
Metal Building Solutions, S.A. de C.V. 100
Acerex, S. A. de C. V. 51 51
Acerex Servicios, S. A. de C. V. 100 100
Ferropcion, S. A. de C. V. (antes Galvanet, S. A. de C. V.) (c) 100

Hylsa Latin, LLC. (Hylsa Latin) y asociadas: 100 100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) (d) 37 37
CVG Siderúrgica del Orinoco, C. A. (Sidor) 60 70

Express Anáhuac Operadora, S. A. de C. V. 100 100
Express Anáhuac, S. A. de C. V. 100 100

Express Anáhuac Inmobiliaria, S. A. de C. V. 100 100

Express Anáhuac Servicios, S. A. de C. V. 100 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) El 17 de diciembre de 2002 los accionistas de Pegi acordaron iniciar el proceso de liquidación de la entidad. Los efectos derivados han sido reconocidos en los estados financieros que se acompañan.

(c) A partir de junio de 2002 GALVAK posee la mayoría de las acciones representativas del capital social de Ferropción S. A. de C. V. (antes Galvanet, S. A. de C. V.).

(d) Amazonia es propietaria del 60% del capital común de Sidor, empresa venezolana.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2003.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 106.996, 102.904 y 97.3543 al 31 de diciembre de 2003, 2002 y 2001, respectivamente (base segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Efectivo y equivalentes de efectivo

La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada

La inversión en la compañía asociada (véase inciso (d) en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

d. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación normal.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

g. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

h. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo

de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido.

k. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. Pérdida por acción

La pérdida por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Pérdida integral

Los diferentes conceptos que integran el capital perdido durante el ejercicio se muestran en el estado de variaciones en el capital contable, bajo el concepto de pérdida integral.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

	NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos) COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS						
1	HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	9,878,019
2	GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,570,688
3	FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4	EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	43,439
5	EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	50,829
6	EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(13)
7	GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8	HYLSA LATIN LLC		12,831,079	0.00	108,373	636,771
9	ELIMINACIONES		1	0.00	0	(724,062)
10	OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS					**1,573,052**	**11,455,721**
ASOCIADAS						
1	CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	36.73	3,020,945	669,961
			0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS					**3,020,945**	**669,961**
OTRAS INVERSIONES PERMANENTES						**4,604**
TOTAL						**12,130,286**

OBSERVACIONES

CLAVE DE COTIZACION: HYLSAMX
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: 4 AÑO: 2003

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
ABN AMRO	20/07/2007	4.89	0	0	0	0	0	0	0	0	0	13,191	18,639	20,646	12,044	0
BANAMEX	31/03/2010	5.43	0	0	0	79,228	158,571	214,797	232,931	786,840	0	0	0	0	0	0
BANCOMEXT	20/07/2007	3.99	0	0	0	53,838	553,399	84,270	49,158	0	0	0	0	0	0	0
BANK OF AMERICA	20/07/2007	4.89	0	0	0	0	0	0	0	0	0	13,662	19,305	21,384	12,474	0
BANK OF MONTREAL	31/03/2010	5.43	0	0	0	0	0	0	0	0	0	2,154	4,312	5,649	5,846	21,395
BANORTE	31/03/2010	5.07	0	0	0	44,742	72,443	86,592	69,069	155,619	0	0	0	0	0	0
BARCLAYS BANK	31/03/2010	5.43	0	0	0	0	0	0	0	0	0	9,034	18,080	26,648	32,039	89,716
BBVA MADRID	31/03/2010	5.16	0	0	0	0	0	0	0	0	0	1,448	2,897	3,796	3,928	14,378
BBVA-BANCOMER	31/03/2010	5.36	0	0	0	81,114	145,447	187,456	188,071	504,244	0	0	0	0	0	0
BITAL	31/03/2010	5.34	0	0	0	39,054	68,303	84,693	75,812	221,454	0	0	0	0	0	0
CITIBANK	20/07/2007	4.89	0	0	0	0	0	0	0	0	0	34,457	48,689	53,933	31,461	0
COMERICA BANK	31/03/2009	4.78	0	0	0	24,930	24,930	0	0	0	0	56,602	102,922	41,821	33,440	22,456
COMMERCE BANK	31/12/2007	5.27	0	0	0	0	0	0	0	0	0	4,711	6,857	23,237	44,618	0
CREDIT AGRICOLE INDOSUEZ	20/07/2007	4.89	0	0	0	0	0	0	0	0	0	10,768	15,215	16,854	9,832	0
CREDIT SUISSE FIRST BOSTON	20/07/2007	4.89	0	0	0	0	0	0	0	0	0	21,536	30,431	33,708	19,663	0
DEKABANK	31/12/2005	4.90	0	0	0	0	0	0	0	0	0	1,699	3,357	0	0	0
DEUTSCHE BANK	31/03/2010	5.43	0	0	0	0	0	0	0	0	0	4,517	9,040	13,323	16,020	44,858
EXIM BANK	31/03/2010	5.16	0	0	0	0	0	0	0	0	0	13,098	26,213	34,342	35,544	130,076
EXPORT DEVELOPMENT CORP.	31/03/2010	4.94	0	0	0	0	0	0	0	0	0	23,001	33,383	37,549	23,638	14,549
FIDEICOMISO DE FOMENTO MINER	13/11/2007	4.72	0	0	0	11,897	11,896	11,897	10,906	0	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	31/03/2010	5.16	0	0	0	0	0	0	0	0	0	12,723	21,220	17,722	14,462	22,429
HSBC BANK	31/03/2010	5.43	0	0	0	0	0	0	0	0	0	6,775	13,560	19,985	24,029	67,286
HYPO-VEREINSBANK MUNICH	31/03/2010	5.17	0	0	0	0	0	0	0	0	0	11,775	23,567	30,875	31,956	116,943
HYPO-VEREINSBANK NY	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	15,031	29,998	30,503	31,570	115,533
INBURSA	31/03/2010	5.06	0	0	0	15,075	21,302	29,951	24,587	100,293	0	0	0	0	0	0
ING	31/12/2005	4.90	0	0	0	0	0	0	0	0	0	1,699	3,357	0	0	0
JPMORGAN CHASE BANK	31/03/2010	5.43	0	0	0	0	0	0	0	0	0	28,964	57,968	76,640	85,701	187,353

CLAVE DE COTIZACION: **HYLSAMX**

HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
KREDITANSTALT FUR WIEDERAFBA	31/03/2010	5.16	0	0	0	0	0	0	0	0	0	24,316	48,666	63,757	65,988	241,489
LRP.-RHEINLAND-PFALZ	31/12/2005	4.90	0	0	0	0	0	0	0	0	0	3,398	6,715	0	0	0
SCHLESWING-HOLSTEIN	31/12/2005	4.90	0	0	0	0	0	0	0	0	0	1,699	3,357	0	0	0
STANDARD CHARTERED	31/03/2009	5.43	0	0	0	0	0	0	0	0	0	11,203	22,420	24,787	22,590	38,870
SUMITOMO MITSUI BANKING	31/03/2009	5.43	0	0	0	0	0	0	0	0	0	5,993	11,994	14,740	15,846	20,794
WELLSFARGO	21/11/2008	3.49	0	0	0	0	0	0	0	0	0	8,989	8,989	8,989	8,989	8,989
WEST LB	31/03/2010	5.31	0	0	0	0	0	0	0	0	0	39,303	69,648	70,317	60,811	153,479
TOTAL BANCARIOS			**0**	**0**	**0**	**349,878**	**1,056,291**	**699,656**	**650,534**	**1,768,450**	**0**	**381,746**	**660,579**	**691,205**	**642,489**	**1,310,593**
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
EUROBONO 2007	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	1,561,782	0
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,809,017
PAGARE A MEDIANO PLAZO	09/03/2007	8.75	0	0	0	0	0	0	66,071	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES 2008	09/09/2008	8.75	0	0	0	0	0	0	0	682,960	0	0	0	0	0	0
TOTAL BURSATILES			**0**	**0**	**0**	**0**	**0**	**0**	**66,071**	**682,960**	**0**	**0**	**0**	**0**	**1,561,782**	**1,809,017**
PROVEEDORES																
OTROS PROVEEDORES	31/12/2004		1,300,751	0	286,078	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**1,300,751**	**0**	**286,078**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
CTAS POR PAGAR	31/12/2003		948,568	0	231,022	0	474,887	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**948,568**	**0**	**231,022**	**0**	**474,887**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
			2,249,319	0	517,100	349,878	1,531,178	699,656	716,605	2,451,410	0	381,746	660,579	691,205	2,204,271	3,119,610

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	115,957	**1,302,893**	0	0	1,302,893
PASIVO	**1,185,764**	**13,323,244**			**13,323,244**
	111,136		0	0	1,248,724
	1,074,628		0	0	12,074,520
SALDO NETO	(1,069,807)	(12,020,351)			**(12,020,351)**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	4,107,715	(14,929,596)	(10,821,881)	0.00	54,118
FEBRERO	4,098,452	(15,420,853)	(11,322,401)	0.01	11,868
MARZO	4,202,578	(15,523,202)	(11,320,624)	0.01	85,785
ABRIL	4,145,993	(15,282,694)	(11,136,701)	0.00	14,680
MAYO	4,248,368	(15,109,657)	(10,861,290)	0.00	(22,773)
JUNIO	4,227,452	(15,079,624)	(10,852,171)	0.00	(3,540)
JULIO	3,731,289	(15,313,254)	(11,581,965)	0.00	17,674
AGOSTO	3,614,472	(15,226,573)	(11,612,101)	0.00	28,375
SEPTIEMBRE	3,747,372	(15,734,415)	(11,987,043)	0.01	81,587
OCTUBRE	3,780,254	(15,619,770)	(11,839,516)	0.00	37,321
NOVIEMBRE	3,701,866	(15,756,395)	(12,054,529)	0.01	100,859
DICIEMBRE	3,922,567	(16,159,692)	(12,237,124)	0.00	52,606
ACTUALIZACION:	0	0	0	0.00	11,281
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**469,841**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK SERVICIOS, S.A.DE C.V.	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
METAL BUILDING SOLUTIONS, S.A	SERVICIOS EN EL RAMO DE LA CONSTRUCCION	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROSIMA SERVICIOS, S.A. DE C.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
QUIMICA TECNICA AVANZADA	PRODUCCION Y UTILIZACION DE GASES REDUCTORES	0	0
TECNICA INDUSTRIAL, S.A. DE C	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	12.78
ELECTRODOS	UCAR CARBON MEXICANA				0.93
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.62
ALEACIONES	CIA. MINERA AUTLAN				2.32
ZINC	PEÑOLES				1.76
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.03
CAL	REGIO CAL				1.02
PINTURA					1.24
BRIQUETA					0.22

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			2,253	12,370,863			
TOTAL				12,370,863			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			636	3,606,061			
TOTAL				3,606,061			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		1	506,340,463			506,340,463	4,975,129	
TOTAL			**506,340,463**	**0**	**0**	**506,340,463**	**4,975,129**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
506,340,463

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.0057
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

El monto total erogado en inversiones por Hylsamex en lo que va de 2003 asciende a US$55 millones. Con respecto a nuevos proyectos, Hylsamex ha realizado inversiones por US$31 millones relacionadas con un programa de inversiones estratégicas en Galvak orientadas a incrementar la proporción de productos de alto valor agregado en su mezcla de ventas y a añadir capacidad a las distintas líneas de producto de acero recubierto. Adicionalmente se ha erogado US$14 para descapotar material en las minas para apoyar la producción futura de mineral de hierro y por último, la empresa ha destinado US$10 a inversiones normales.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Hylsamex posee el 36.73% de las acciones comunes de Consorcio Siderurgia Amazonia Ltd.(Amazonia), y esta última empresa es tenedora del 59.7% del capital común de CVG Siderúrgica del Orinoco, C.A. (Sidor).

Hylsamex convierte la información financiera de Amazonia, la cual esta preparada de acuerdo con las Normas Internacionales de Contabilidad (Nics) aplicando los lineamientos establecidos en el Boletín B-15 de los Principios de Contabilidad Generalmente Aceptados en México, para incorporar bajo el método de participación la información financiera de su inversión en el extranjero.

La importancia relativa de esta asociada, respecto a las cifras consolidadas de Hylsamex es la siguiente:

	%
Activos totales	2.2
Utilidad Neta	n/a

Amazonia es una entidad económicamente independiente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSAMX   FECHA: 9/02/2004 13:11

HYLSAMEX, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 1210
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1701

CLAVE DE COTIZACION: HYLSAMX FECHA: 9/02/2004 13:11

HYLSAMEX, S.A. DE C.V.

FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 9/02/2004 13:11

HYLSAMEX, S.A. DE C.V.

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.



CLAVE DE COTIZACION:
HYLSAMEX, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

____________________________ ____________________________

SAN NICOLAS DE LOS GARZA, NL, A 9 DE FEBRERO DE 2004

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS.	$ (8,162,776)
RESULTADO POR TENENCIA DE ACTIVOS NO MONET.	2,015,045
IMPUESTO DIFERIDO EN CAPITAL	94,965
TOTAL	$ (6,052,766)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

(3)

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 2784 bytes.

Fecha de recepcion: Feb 16 2004 2:44:46:633PM.

Folio de recepcion: 42127.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error







Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-02-16 14:44:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
16/2/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
Febrero 16, 2004 - Hylsamex S.A. de C.V. informa que las posturas de compra/venta de su acción "HYLSAMXB" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. El valor de cotización por acción es bajo, por lo que cualquier variación resulta en términos porcentuales significativa. La empresa no tiene ningún evento relevante que notificar.

Mercado Exterior:


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EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 16/02/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU PUBLICACION INMEDIATA

EVENTO RELEVANTE

Febrero 16, 2004 - Hylsamex S.A. de C.V. informa que las posturas de compra/venta de su acción "HYLSAMXB" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. El valor de cotización por acción es bajo, por lo que cualquier variación resulta en términos porcentuales significativa. La empresa no tiene ningún evento relevante que notificar.

MERCADO DEL EXTERIOR :